Form 20-F
period 2004-03-31
ADVANTEST CORP
filed 2004-06-29
CIK 1158838

As filed with the Securities and Exchange Commission on June 29, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2004

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

Title of Each Class	Amount outstanding as of March 31, 2004
Common Stock	98,275,640

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☒

i

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2003” refers to the twelve-month period ended March 31, 2004. All other references to years refer to the applicable calendar year.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥105.69. This was the approximate exchange rate in Japan on March 31, 2004.

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

ii

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

You should read the U.S. GAAP selected consolidated financial information presented below together with “Operating and Financial Review and Prospects” and Advantest’s consolidated financial statements as of March 31, 2003 and 2004 and for each of the years in the three year period ended March 31, 2004, together with the notes to such financial statements, included elsewhere in this annual report.

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under accounting principles generally accepted in the United States, or U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2002 and fiscal 2003 were included in its Japanese Securities Reports filed with the Director of the Kanto Local Finance Bureau.

	Year ended March 31,
	2000	2001	2002	2003	2004	2004
	(in millions, except per share and share data)					(thousands, except per share and share data)
Consolidated Statement of Income Data:
Automated Test Equipment:
Net sales	¥135,728	¥241,499	¥74,206	¥84,910	¥160,855	$1,521,951
Operating income (loss)	40,723	86,413	(20,104)	465	48,562	459,476
Measuring Instruments:
Net sales	22,850	35,013	21,038	12,830	13,363	126,436
Operating income (loss)	(68)	6,672	(7,826)	(7,939)	(9,053)	(85,656)
Total Company:
Net sales	158,578	276,512	95,244	97,740	174,218	1,648,387
Operating income (loss)	34,802	84,905	(37,105)	(16,743)	30,960	292,932
Income (loss) before income taxes	33,494	86,333	(38,480)	(18,688)	28,878	273,233
Net income (loss)	20,905	53,121	(23,906)	(12,994)	17,329	163,961
Net income (loss) per share:
Basic	210.63	534.44	(240.38)	(131.99)	176.37	1.67
Diluted	209.99	533.24	(240.38)	(131.99)	176.02	1.67
Basic weighted average shares outstanding	99,249,719	99,394,909	99,453,203	98,445,111	98,250,830	98,250,830
Diluted weighted average shares outstanding	99,553,269	99,618,561	99,453,203	98,445,111	98,446,136	98,446,136

	As of March 31,
	2000	2001	2002	2003	2004	2004
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Total assets:
Automated test equipment	¥163,215	¥230,389	¥146,790	¥138,114	¥200,833	$1,900,208
Measuring instruments	21,730	34,528	20,000	18,332	10,838	102,545
Corporate	135,947	142,514	140,772	124,778	119,137	1,127,231
Total	320,892	407,431	307,562	281,224	330,808	3,129,984
Current installments of long-term debt	10,000	4,343	43	2,243	4,543	42,984
Long-term debt, less current installments	26,822	26,911	26,868	24,626	20,083	190,018
Stockholders’ equity	214,594	267,929	240,716	210,663	221,768	2,098,287

	Year ended March 31,
	2000	2001	2002	2003	2004	2004
	(in millions, except percentages)					(in thousands)
Other Data:
Capital expenditures	¥6,649	¥12,280	¥13,254	¥7,564	¥5,621	$53,184
Research and development expenses	23,481	28,541	26,674	23,615	21,637	204,721
Cash flows provided by operating activities	21,707	29,597	9,009	4,967	28,215	266,960
Cash flows used in investing activities	(9,080)	(16,130)	(18,573)	(8,419)	(5,070)	(47,970)
Cash flows used in financing activities	(1,775)	(10,266)	(9,463)	(14,488)	(6,376)	(60,327)
Operating margin(1)	21.95%	30.71%	(38.96)%	(17.13)%	(17.77)%
Net income margin(2)	13.18%	19.21%	(25.10)%	(13.29)%	(9.95)%

(1)	Operating income as a percentage of net sales.
(2)	Net income as a percentage of net sales.

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

The following table sets forth the dividends paid by Advantest for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the dividends shown are based on the exchange rate in Japan on each record date shown.

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 1999	¥17	$0.16
March 31, 2000	20	0.19
September 30, 2000	25	0.23
March 31, 2001	25	0.20
September 30, 2001	25	0.21
March 31, 2002	15	0.11
September 30, 2002	20	0.16
March 31, 2003	10	0.08
September 30, 2003	15	0.13
March 31, 2004	25	0.24

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥105.69. This was the approximate exchange rate in Japan on March 31, 2004.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 24, 2004 was $1.00 = ¥107.10. Advantest does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended/ending March 31,	At end of period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2000	¥102.73	¥110.02	¥124.45	¥101.53
2001	125.54	111.65	125.54	104.19
2002	132.70	125.64	134.77	115.89
2003	118.07	121.10	133.40	115.71
2004	104.18	112.75	120.55	104.18
2005 (through June 24, 2004)	107.10	109.22	114.30	103.70

Month ended	High	Low
	(¥ per $1.00)
December 31, 2003	¥109.61	¥106.93
January 31, 2004	107.17	105.52
February 29, 2004	109.59	105.36
March 31, 2004	112.12	104.18
April 30, 2004	110.37	103.70
May 31, 2004	114.30	108.50

3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant cyclicality in the semiconductor industry and the communications industry

Advantest’s automated test equipment business depends largely upon the capital expenditures of semiconductor manufacturers, test houses and foundries. These manufacturers and companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and demand for products incorporating semiconductors. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in automated test equipment, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for semiconductor test systems and other automated test equipment components, including those of Advantest. The market for memory semiconductors, or semiconductors that contain only memory circuits, is especially cyclical as compared to non-memory semiconductors, or semiconductors that contain circuits other than memory circuits. In fiscal 2003, approximately 56% of Advantest’s net sales from semiconductor test systems were derived from the sale of semiconductor test systems for memory semiconductors. Therefore, any cyclical downturns in the memory market will likely adversely affect Advantest’s automated test equipment business more than its competitors selling a lower proportion of memory semiconductors.

The worldwide semiconductor market contracted significantly in the second half of 2000 and during 2001 and grew by only 1.3% in 2002 compared to 2001. However, the semiconductor market showed a significant recovery in 2003, growing by 18.3%. Worldwide sales of memory semiconductors, which declined by 49.5% in 2001 as compared with 2000, increased by 8.7% in 2002 as compared with 2001 and further increased by 20.2% in 2003 as compared to 2002, primarily due to the increase in demand for flash memory semiconductors used in digital consumer products and for DRAM used in personal computers. Worldwide sales of non-memory semiconductors, which declined by 26.5% in 2001 compared to 2000, declined by 0.4% in 2002 as compared with 2001, but increased by 17.8% in 2003 as compared with 2002, primarily due to the increase in demand for personal computers and other digital consumer products such as digital cameras, digital versatile disc, or DVD recorders and digital televisions.

The cyclicality of the market for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	the markets in the People’s Republic of China and Southeast Asia;

•	the consumer demand for digital consumer products such as digital cameras and DVD recorders;

•	the sales levels in the personal computer industry;

•	the levels of investment in communications infrastructure and effect on the mobile telephone industry; and

•	currency exchange rate fluctuations.

Advantest’s measuring instruments business depends, in large part, on demand from wireless communications and fiber optic network equipment and components manufacturers and service providers. Capital expenditures by such manufacturers and service providers in the communications industry grew significantly between 1995 and 2000. However, capital spending in the communications industry significantly decreased beginning in 2001 and continued to decrease throughout 2002. In 2003, investment in wireless communication networks increased in certain regions of the world, such as Europe and Asia (excluding Japan). In Japan, investment in third-generation wireless networks peaked in 2003.

After recording record sales and profits in fiscal 2000, Advantest experienced a 65.6% decrease in net sales in fiscal 2001 and an increase of 2.6% in fiscal 2002. In fiscal 2003, due to the recovery of investments in semiconductors, Advantest recorded net sales of ¥174.2 billion, an increase of 78.2% compared to fiscal 2002, which contributed to Advantest recording a net profit of ¥17.3 billion. Advantest’s net sales from automated test equipment increased by 89.4% in fiscal 2003 compared to fiscal 2002, following an increase of 14.4% in fiscal 2002 compared to fiscal 2001. Of the net sales of ¥160,855 million in fiscal 2003, ¥56,200 million was recorded in the first half of fiscal 2003 and ¥104,655 million was recorded in the second half of fiscal 2003. Advantest’s net sales from measuring instruments increased in fiscal 2003 by 4.2% compared to fiscal 2002 to ¥13,363 million, consisting of net sales of ¥6,086 million in the first half of fiscal 2003 and ¥7,277 million in the second half of fiscal 2003.

Advantest believes that despite recent recovery, the automated test equipment business will continue to be subject to the highly cyclical nature of the semiconductor industry, including the volatile nature of the personal computer industry and the communications industry. Moreover, Advantest believes that its measuring instruments business will continue to be subject to the substantial lack of visibility regarding worldwide wireless communications investments and fiber optic networks investments. Accordingly, Advantest’s financial condition and results of operations may be adversely affected in the event of significant downturn in, among others, the semiconductor industry and the communications industry.

Advantest’s market position in non-memory semiconductor test systems creates challenges for Advantest to grow its business

Advantest’s market share in “system-on-a-chip” or SoC semiconductor test systems, the largest segment of the non-memory semiconductor test system market, was 11% in 2003. Advantest’s smaller market share in non-memory semiconductor test systems creates challenges for Advantest to grow its non-memory semiconductor test system business. Customers typically purchase new automated test equipment from current equipment suppliers because they want to ensure that new equipment is compatible with their existing systems. In addition, the development of new semiconductor test systems is, in general, a cumulative process, which means established manufacturers enjoy competitive advantages based on technology and know-how already acquired. Advantest believes that increasing sales of non-memory semiconductor test systems, particularly SoC semiconductor test systems, is vital to growing its overall business. In recent years, the non-memory semiconductor test system market has been approximately two to three times as large as the memory semiconductor test system market. Advantest may need to reduce sales prices for its non-memory semiconductor test systems, particularly SoC semiconductor test systems and, therefore, reduce its margins from current levels in order to grow its non-memory semiconductor test system business.

Advantest may not recoup its investment in, or otherwise benefit from the successful adoption of, OPENSTAR™

Advantest has expended time and resources to design and create and is currently promoting the adoption of, OPENSTAR™, an industry-wide, open architecture that seeks to address the rapidly changing testing requirements of SoC semiconductors. Advantest is leading the efforts in the adoption of OPENSTAR™ because it believes that OPENSTAR™ will provide an opportunity for late entrants to the SoC automated test equipment market, such as Advantest, to increase their market share. However, the development and adoption of OPENSTAR™ by automated testing equipment vendors other than Advantest is not complete and there can be no assurance that OPENSTAR™ will ever develop into a viable architecture. The adoption of OPENSTAR™ depends on a number of factors, such as the active participation of other systems and module equipment manufacturers and the support of a substantial number of semiconductor manufacturers. Advantest believes that other automated test equipment companies are also in the process of developing new testing platforms of their own. There can be no assurance that the OPENSTAR™ standard will be adopted by the semiconductor industry or, if adopted, that this standard will be successful. If OPENSTAR™ is not adopted by the semiconductor industry, Advantest will not recoup its investment in this new open architecture.

Furthermore, even if OPENSTAR™ is broadly accepted by the semiconductor industry, the consequences of the adoption of OPENSTAR™ on Advantest’s automated test equipment business are uncertain. OPENSTAR™ is an open architecture that allows all semiconductor industry participants to participate, therefore the adoption of the new standard could result in the increase of the number of market participants and in a loss of market share for Advantest. In addition, OPENSTAR™ is a new standard that will require all automated test equipment manufacturers, including Advantest, to re-design their products. There can be no assurance that Advantest will be able to design and manufacture products based on this new standard that meet the cost and technical requirements of SoC semiconductor manufacturers. These and other uncertainties that can result from the adoption of OPENSTAR™ could adversely affect Advantest’s SoC automated test equipment business.

Advantest is facing significant price pressure in both its automated test equipment business and its measuring instruments business segments

Price pressure in Advantest’s businesses is adversely affecting Advantest’s operating margins. Advantest believes that price pressure with respect to automated test equipment is strongest during periods when demand, in terms of volume, for semiconductors is increasing, but there exists pressure on the market price for semiconductors. During these periods, Advantest’s customers such as semiconductor manufacturers and testing companies seek to increase their production capacities, while minimizing their capital expenditures at the same time. Advantest believes that there exists increased demand for short-term product delivery and implementation, despite the beginning of a recovery in the semiconductor market. Increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on Advantest’s product lines. Advantest continued to face significant price pressure on its measuring instrument products in fiscal 2003 primarily due to the slow recovery in demand in its customers’ industries and excess inventory on the part of its competitors. A further increase in price pressure will adversely affect Advantest’s future financial conditions and results of operations.

The market for automated test equipment is highly concentrated, and Advantest may not be able to increase sales of its products because of limited opportunities

The market for automated test equipment, particularly for memory semiconductor test systems, is highly concentrated, with a small number of large semiconductor manufacturers, test houses and foundries accounting for a large portion of total sales in the automated test equipment industry. Advantest believes that this state of the market will become even more severe in the future as a move towards consolidation in the semiconductor industry has recently begun, with larger semiconductor device manufacturers, foundries and test houses acquiring smaller, often financially-troubled, semiconductor market participants. Advantest’s ability to increase sales will depend in large part upon its ability to obtain or increase orders from large-volume customers.

Advantest’s largest customers currently account for a significant part of its net sales, and the loss of one or more of these customers could harm its business

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers, a small number of which currently accounts for a significant portion of its net sales. Advantest’s largest customer accounted for approximately 16% of total net sales in fiscal 2001 and approximately 12% in both fiscal 2002 and in fiscal 2003. Sales to Advantest’s five largest customers, all of which were automated test equipment customers, accounted for approximately 37% of total net sales in fiscal 2001, approximately 38% in fiscal 2002 and approximately 37% in fiscal 2003. The loss of one or more of these major customers could materially harm Advantest’s business.

The failure by Advantest to meet demand for its products upon a significant recovery in the automated test equipment market would likely adversely affect its future market share and financial results

If the market for automated test equipment were to experience an increase in demand similar to that experienced in 2000 when the automated test equipment market grew by approximately 63%, Advantest would require a significant increase in production capabilities, including personnel, in order to fully capitalize on such a recovery. The failure of Advantest to adjust to such unanticipated increases or decreases in demand for its products during any such a recovery could result in Advantest losing one or more of its existing large-volume customers or losing the opportunity to establish a strong relationship with large-volume customers with which it currently does little or no business. Any such failure would likely adversely affect Advantest’s future market share and its financial results.

If Advantest does not introduce new products meeting its clients’ technical requirements in a timely manner and at a competitive price, its products will become obsolete, and its financial conditions and results of operations will suffer

Advantest sells its products to several industries that are characterized by rapid technological changes, frequent new product and service introductions, varying and unpredictable product lifecycles and evolving industry standards. Advantest anticipates that future demand for its automated test equipment will be driven, in large part, by advances in semiconductor technology, which create new testing requirements that are not adequately addressed by currently installed semiconductor test systems. These advances include:

•	the introduction of SoC semiconductors that incorporate more advanced memory, logic and analog circuits;

•	investment by memory semiconductor manufacturers in facilities that are used to produce next generation memory semiconductors such as DDR2-SDRAM;

•	investment by semiconductor manufacturers in facilities that use 300 millimeter wafers in the production of semiconductors; and

•	the use of self-test technologies that employ circuit designs incorporated into the circuits of semiconductor chips to simplify the front-end testing functions performed by automated test equipment.

Advantest also believes demand for its automated test equipment, as well as its measuring instruments, will be strongly affected by the level of demand for high-speed wireless and wireline data services and digital consumer products. Advances in technologies used in those products and services frequently require new testing equipment and measuring instruments. Without the timely introduction of semiconductor test systems and measuring instruments capable of effectively testing and measuring equipment that use new technologies, Advantest’s products and services will become technologically obsolete over time.

The failure of Advantest to meet its customers’ technical requirements at a competitive price or to deliver conforming equipment in a timely manner can result in its products being replaced by equipment of a competitor or an alternative technology solution. Accordingly, Advantest’s inability to provide a product that meets requested performance criteria at an acceptable cost when required by its customer would severely damage its reputation with that customer and could adversely affect future sales efforts with respect to that customer.

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

Advantest’s dependence on subcontractors and on sole source or a limited number of suppliers for its components and parts may prevent it from delivering an acceptable product on a timely basis

Advantest relies on subcontractors to perform the low-end assembly requirements for its semiconductor test systems. For example, Advantest has been outsourcing the insertion and interconnection of the numerous circuit boards in each semiconductor test system beginning in fiscal 2001. In addition, many of the components used in Advantest’s semiconductor test systems are produced by suppliers based on Advantest’s specifications. Advantest’s reliance on these subcontractors and suppliers gives it less control over the manufacturing process and exposes it to significant risks, especially inadequate manufacturing capacity, late delivery, substandard quality, lack of labor availability and high costs. In addition, Advantest depends on sole source, or a limited number of, suppliers for a portion of its components and parts. Advantest does not maintain long-term supply agreements with most of its suppliers, and it purchases most of its components and parts through individual purchase orders. If suppliers become unable to provide components or parts in the volumes needed and at acceptable prices, Advantest would have to identify and procure acceptable replacements. Furthermore, the markets for semiconductors and other specialized components have, in the past, experienced periods of inadequate supply to meet demand. The process of selecting subcontractors or suppliers and of identifying suitable replacement components and parts is a lengthy process and can result in Advantest being unable to deliver products meeting customer requirements on a timely basis. Advantest has, in the past, been unable to deliver its products according to production schedules due to the inability of suppliers to supply components and parts based on Advantest’s specifications and due to other shortages in components and parts.

Advantest faces aggressive competition in all areas of its business, and if Advantest does not compete effectively, its business may be harmed

Advantest faces substantial competition throughout the world in both of its business segments. Advantest’s primary competitors in the semiconductor test system market include, among others, Teradyne, Inc., Agilent Technologies, Inc. and Yokogawa Electronic Corporation. In addition, Advantest also competes in the SoC semiconductor test system market with several other smaller companies. In measuring instruments, Advantest competes with a number of significant competitors in all of its major product categories and across its targeted industries. Agilent Technologies, Inc. is the leading provider of measuring instruments in many of Advantest’s product categories. Some of Advantest’s competitors have greater financial and other resources than Advantest.

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

Advantest’s financial conditions and results of operations are subject to factors relating to its marketing and sales capabilities and its reputation

Advantest’s financial conditions and results of operations are negatively affected by factors relating to its marketing and sales capabilities and its reputation, including:

•	the long selling process involved in the sale of automated test equipment;

•	the relatively small number of total units sold in the semiconductor test system market;

•	order cancellations or delays by customers;

•	delays in collection of, or increases in provisions for, accounts receivable due to the financial condition of customers;

•	increases in required provisions for product warranty costs and write-downs of inventory;

•	any real or perceived decrease in performance and reliability of Advantest products, which leads to a decline in Advantest’s reputation; and

•	uncertain market acceptance of products developed by its customers.

Advantest’s third-party distributors for its measuring instruments may fail to increase sales

Advantest is dependent on its third-party distribution channels in its measuring instruments business. Sales through third-party distributors accounted for 48.7% of sales of measuring instruments in fiscal 2001, 47.4% in fiscal 2002 and 49.5% in fiscal 2003. Substantially all of Advantest’s distribution agreements have one-year terms and are automatically renewed unless cancelled before the end of the term. Advantest may not be able to grow its measuring instruments business if its distribution channels fail to increase sales of Advantest products. Most of Advantest’s agreements with its third-party distributors in Japan and other parts of Asia are nonexclusive, and many of these distributors have similar agreements with Advantest’s competitors. There can be no assurance that these third-party distributors will not prioritize sales efforts relating to their own products or products of other competitors over Advantest’s products.

Advantest’s annual sales of measuring instruments in North America were approximately ¥2.9 billion in fiscal 2001, ¥0.7 billion in fiscal 2002 and ¥0.7 billion in fiscal 2003. Advantest’s sales of measuring instruments in North America in fiscal 2002 decreased as it started to establish its own distribution network. Since July 2002, Advantest’s wholly-owned subsidiary, Advantest America Measuring Solutions, Inc. has been the sole distributor of measuring instruments in North America. In April 2004, Advantest commenced an arrangement with MetricTest, a company with a large sales and distribution network, under which MetricTest became a distributor of Advantest’s measuring instruments. There can be no assurance that Advantest will be able to establish a successful distribution network in North America or that it will, in any future period, match or exceed the revenue or profit levels for its measuring instruments achieved under previous distribution arrangements.

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with doing business internationally because it sells its products, and purchases parts and components from, around the world. In fiscal 2003, 51.4% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consists of sales in Taiwan, the People’s Republic of China and Korea, 9.3% from North America and 6.0% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the U.S., Europe, Singapore,

Taiwan, the People’s Republic of China and Korea and some of Advantest’s suppliers are also located overseas. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

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

Fluctuations in exchange rates could reduce Advantest’s profitability

Advantest derives a majority of its net sales from products sold to customers located outside of Japan. Approximately 67% of Advantest’s fiscal 2003 net sales were from products sold to overseas customers. Most of Advantest’s products are manufactured in Japan, but approximately 40% of Advantest’s net sales in fiscal 2003 were made in currencies other than the yen, predominantly the U.S. dollar. A strengthening in the yen relative to the U.S. dollar and, to a much lesser extent, currencies of those other countries where Advantest does business would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies and could hurt sales in those countries. In addition, significant fluctuations in the exchange rate between the yen and foreign currencies, especially the U.S. dollar, could require Advantest to lower its prices with respect to foreign sales of its products that are priced in yen, and reduce the yen equivalent amounts of its foreign sales for products that are based in U.S. dollars or other foreign currencies, and thus reduce its profitability. These fluctuations could also cause prospective customers to push out or delay orders because of the increased relative cost of Advantest’s products. In the past, there have been significant fluctuations in the exchange rate between the yen and the currencies of countries in which Advantest does business.

Advantest may be unable to protect its proprietary rights due to the difficulty of Advantest gaining access to, and investigating, the products believed to infringe Advantest’s intellectual property rights

Advantest relies on patents, utility models, design rights, trademarks and copyrights obtained in various countries to actively protect its proprietary rights. For instance, with respect to the device interface market, Advantest has taken legal actions based on its patent and utility model rights against manufacturers that sell replicas of Advantest’s products and, in some instances, have obtained injunctions against sales of replicas. However, in general, it is difficult for Advantest to gain access to, and investigate, the products believed to infringe Advantest’s intellectual property rights. Therefore, Advantest cannot ensure that its intellectual property rights will provide meaningful protection of its proprietary rights. Nevertheless, Advantest is focused on protecting its intellectual property rights from third party infringement and will continue to monitor and police its rights.

Third parties may claim Advantest is infringing their intellectual property, and Advantest could suffer significant liabilities, litigation costs or licensing expenses or be prevented from selling its products

Advantest may be unknowingly infringing the intellectual property rights of third parties and may be held responsible for that infringement. To date, Advantest has not been the subject of a material intellectual property claim. However, any future litigation regarding patents or other intellectual property infringement could be costly and time consuming, and divert management and key personnel from Advantest’s business operations. If Advantest loses a claim, it might be forced to pay significant damages, pay license fees, modify its products or processes, stop making products or stop using processes. A license could be very expensive to obtain or may not be available at all. Changing Advantest’s products or processes to avoid infringing the rights of third parties may be costly or impractical.

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

Chemicals used by Advantest may become subject to more stringent regulations, and Advantest may incur significant expenses to comply with these regulations

Advantest uses chemicals, the manufacture, processing and distribution of which are subject to environmental related laws, regulations and rules of Japanese governmental agencies, as well as by various industry organizations and other regulatory bodies in other countries. These regulatory bodies may strengthen existing regulations governing chemicals used by Advantest and may also commence regulation of other chemicals used by Advantest. For example, Advantest uses lead solder for mounting electronic parts and components for its products. Beginning August 2005, the European Union will implement regulations on the collection, treatment, recycling and recovery of waste electrical and electronic equipment and beginning July 2006, will implement regulations on the usage of lead, mercury, cadmium and other hazardous substances in electrical and electronic equipment. Further, to cool its semiconductor test systems, Advantest uses a particular type of perfluorocarbon, or PFC, that is regulated under the laws of Japan and certain other jurisdictions. Advantest believes that it is in compliance with current regulations; however, Advantest must be prepared to adapt to regulatory requirements in all relevant countries as requirements change. Advantest may be required to incur significant expenditures in adapting to new requirements. Any failure by Advantest to comply with applicable government or industry regulations could result in the imposition of fines or restrictions on its ability to carry on or expand its operations.

If Advantest’s main facilities for research and development, semiconductor test systems production or information technology systems, or if the facilities of its subcontractors and suppliers were to experience catastrophic loss, its results of operations would be seriously harmed

Advantest’s main facilities for research and development and semiconductor test systems production, as well as many of Advantest’s smaller facilities that manufacture test handlers, device interfaces and measuring instruments, are located in Japan. In addition, the main system server and parts of the network hub are maintained in system centers approved by the Information System Management System, or ISMS, and local network servers are located in operations offices throughout Japan. Japan suffers from relatively frequent earthquake activity.

If Advantest’s facilities, particularly its semiconductor test system manufacturing plant, were to experience a catastrophic loss, it would materially disrupt Advantest’s operations, delay production, shipments and revenue, and result in large expenses to repair or replace the facility. Advantest has insurance to cover most potential losses at its manufacturing facilities, other than those that result from earthquakes. However, this insurance may not be adequate to cover all possible losses. Similar disruptions to Advantest’s business may occur if the facilities of Advantest’s subcontractors and suppliers or if the facilities of Advantest’s information system network were to experience a catastrophic loss.

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

Enforcement of Civil Liabilities

Advantest is a limited liability, joint-stock corporation incorporated under the laws of Japan. Almost all of Advantest’s directors, executive officers and corporate auditors reside in Japan. All or substantially all of Advantest’s assets and the assets of these persons are located in Japan and elsewhere outside the U.S. It may not be possible, therefore, for investors to effect service of process within the U.S. upon Advantest or these persons or to enforce against Advantest or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. Advantest’s Japanese counsel, Nagashima Ohno & Tsunematsu, has advised Advantest that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the U.S.

ITEM 4.	INFORMATION ON THE COMPANY

4.A	HISTORY AND DEVELOPMENT OF THE COMPANY

Advantest commenced operations in July 1954. Advantest was incorporated in December 1954 under the name Takeda Riken Industry Co., Ltd. as a limited liability, joint-stock company in Japan under the Commercial

Code of Japan. At the time of incorporation, Takeda Riken’s primary business was the design, manufacture and sale of measuring instruments for Japanese electronics manufacturers. Takeda Riken started focusing on automated test equipment for the semiconductor industry in 1968 and was the first to domestically produce automated test equipment in 1972. In 1971, Takeda Riken entered into its first distribution agreement with a foreign distributor, and in 1973, established its first representative office in the U.S. to gather information on technology and distribution and to establish dealer relationships. These two milestones launched the company’s long-term goal of becoming a global manufacturer of testing and measuring products. Takeda Riken has been listed on the Tokyo Stock Exchange since February 1983. Takeda Riken changed its registered name to Advantest Corporation in October 1985.

Advantest’s largest capital investment during the last three years was the construction of a second building at its main research and development center in Gunma, Japan. The construction was completed in April 2001 with a total investment amount of ¥4.0 billion. In addition, Advantest completed the expansion of its Gunma Plant II in October 2001 at a total cost of approximately ¥1.8 billion.

Advantest completed construction of its research and development facility in Fukuoka, Japan in June 2002 and this facility commenced operations in July 2002. This facility adds to Advantest’s research and development capabilities in the semiconductor test systems field. This facility also serves as a customer support center for Advantest’s customers. The total cost of this facility was approximately ¥1.5 billion. Advantest did not engage in any other large capital expenditure projects in fiscal 2003.

As of June 1, 2004, Advantest does not have any major capital expenditures in progress.

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

Semiconductors are basic building blocks used to create an increasing variety of electronic products and systems. Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or negative charge. A semiconductor acts as an electric switch through its ability to turn on or off by manipulating these charges. Advantest produces a wide range of automated test equipment required by semiconductor companies for the testing of semiconductor products. This equipment includes:

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

Advantest provides its customers with comprehensive solutions to their semiconductor testing needs, including a variety of service and support functions provided by its highly trained staff of service engineers located worldwide. Advantest manufactures automated test equipment for use with memory semiconductors and non-memory semiconductors. An example of a non-memory semiconductor is a SoC semiconductor that combines advanced logic technologies with analog and/or memory technologies on a single semiconductor. Advantest is one of the world’s leading manufacturers of semiconductor test systems and is the world’s leading manufacturer of semiconductor test systems for memory semiconductors.

In the measuring instruments business, Advantest offers products that electronic equipment and parts manufacturers and communications network operators use to check the performance of equipments and components. For example, Advantest manufactures spectrum analyzers that are used to evaluate the performance of transmission equipment used in wireless communications networks by measuring wavelengths, ranges and other characteristics of signals and also produces similar equipment used to check and adjust transmission equipment used in fiber optic networks. Advantest also distributes general measuring instruments useful in the development, manufacture and maintenance of a wide range of electronic devices and equipment.

Reclassification of Business Segments

As of April 1, 2004, Advantest reclassified its business segments into three business segments: semiconductor and component test system; mechatronics system; and services, support and others. The reclassification of business segments was undertaken primarily to better reflect Advantest’s current lines of business and strategic focus.

The semiconductor and component test system business provides customers with test system products for the semiconductor industry and the electronic parts industry. The semiconductor and component test system business combines the product lines of memory testers, SoC testers and application specific semiconductor testers with certain measuring instrument product lines. This business also incorporates constituent technologies, sophisticated engineering teams and other resources developed from the measuring instruments business.

The mechatronics system business focuses on peripheral devices to the semiconductor test systems. This business includes test handlers used in factory automation, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology.

The services, support and others business consists of comprehensive customer solutions provided in connection with the above businesses, support services and equipment lease business.

Advantest’s consolidated financial statements for fiscal 2003 were prepared under the previous business segments classification: automated test equipment and measuring instruments.

Industry Overview

Advantest offers standardized and customized testing systems and measuring instruments used in the semiconductor, communications and electronics industries. Each of these industries continues to experience rapid changes in products, technology and demand. These changes include:

•	the move to lower-cost, smaller, faster and more powerful and energy efficient semiconductors;

•	the increase in demand for digital consumer products such as digital cameras, DVD recorders and digital televisions;

•	the increasing levels of wireless communications penetration worldwide due to the expansion of the mobile phone industry;

•	the improvement in communications infrastructure in Asia;

•	the use of fiber optic networks to provide high-speed voice, data and video services; and

•	the increasing focus on the production of electronic devices that incorporate semiconductor and communications technologies.

Advantest believes that these trends will continue to provide it with long-term growth opportunities in both its automated test equipment and measuring instruments business segments.

Automated Test Equipment Industry

The following table sets forth the size of the market for memory, non-memory (including SoC) and all semiconductor test systems between 1997 and 2003 as estimated by Advantest.

	Year ended December 31,
	1997	1998	1999	2000	2001	2002	2003
	(in millions)
Memory	$1,700	$1,200	$1,100	$1,700	$900	$700	$1,100
Non-memory	2,200	2,200	3,000	5,000	1,700	1,700	2,300

Total	$3,900	$3,400	$4,100	$6,700	$2,600	$2,400	$3,400

Demand for existing and new product lines and product pricing in the automated test equipment industry are affected mainly by:

•	the level of demand for semiconductors worldwide and the resulting capital expenditure decisions of semiconductor manufacturers;

•	advancements in semiconductor technology; and

•	changes in semiconductor manufacturing processes.

Advantest estimates that the market size for semiconductor test systems in 2003 was approximately $3,400 million, a 42% increase over the market size in 2002 and, in particular, the memory semiconductor test system market increased 57% to approximately $1,100 million. Advantest believes that the increase in 2003 can be attributed primarily to the increase in demand for digital consumer products and mobile phone equipment and the resulting increase in investments made by semiconductor manufacturers.

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

Semiconductor sales have increased significantly over the long-term. However, semiconductors, and in particular memory semiconductors, have experienced significant cyclical variations in growth rates. It is estimated that worldwide sales of all semiconductors increased from approximately $50 billion in 1990 to approximately $204 billion in 2000, with almost all of the growth occurring during the years between 1992 and 1995 and between 1999 and 2000. In 2001, worldwide semiconductor sales fell by approximately $65 billion, or approximately 32%, compared to the previous year to approximately $139 billion. In 2002, while there was a marginal increase in worldwide semiconductor sales compared to the previous year, the sales levels in 2002 remained far below the levels in 2000. In 2003, worldwide semiconductor sales increased significantly by approximately $25 billion, or approximately 18%, compared to 2002 to approximately $166 billion. The following table sets forth the size of the market for memory, non-memory (including SoC) and all semiconductors between 1997 and 2003 and the projected market size between 2004 and 2007 as compiled and estimated by World Semiconductor Trade Statistics as of June 2004.

	Actual Year ended December 31,							Projected Year ending December 31,
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
	(in millions)							(in millions)
Memory	$29,335	$22,993	$32,286	$49,227	$24,875	$27,041	$32,506	$46,934	$49,098	$47,552	$53,548
Non-memory	107,868	102,619	117,093	155,167	114,088	113,672	133,920	166,697	182,650	182,472	197,949

Total	$137,203	$125,612	$149,379	$204,394	$138,963	$140,713	$166,426	$213,631	$231,748	$230,024	$251,497

Between 1995 and 1998, worldwide sales of memory semiconductors declined, while worldwide sales of non-memory semiconductors grew in every year except 1998. The market for memory and non-memory semiconductors improved significantly in 1999 and the first half of 2000.

In the second half of 2000, market prices for both memory and SoC semiconductors began to decrease significantly. This downturn continued and deepened throughout 2001, and despite increased demand generated by some segments of the digital consumer electronics market, in particular the DVD recorder and high-end wireless handset markets, market prices for semiconductors remained depressed and the overall market for semiconductors remained weak in 2002. This weakness was a result of, among other factors, the global economic downturn, sluggish sales of personal computers and continued low levels of investment in communications infrastructure.

The non-memory semiconductor market is less volatile than the memory semiconductor market because these semiconductors are used in a larger variety of commercial products and equipment. In periods of rapid decline in the semiconductor market, the capital expenditures of semiconductor manufacturers, including their purchases of automated test equipment, generally decline at a faster pace than the decline in semiconductor sales. In addition, sales of automated test equipment generally do not experience significant increases following a downturn in the semiconductor market until semiconductor manufacturers determine that the market for semiconductors is experiencing a real recovery.

It appears that the semiconductor market bottomed out in the second half of fiscal 2001 and has started to improve through fiscal 2002 and fiscal 2003. While Advantest believes that the semiconductor market will continue to improve in fiscal 2004, Advantest believes that there exists a substantial lack of visibility regarding semiconductor demand. World Semiconductor Trade Statistics estimates as of June 2004 that the market for memory semiconductors will grow at a compound annual growth rate of approximately 13% over the next four years to approximately $54 billion in 2007. Advantest believes this recovery of memory semiconductor demand will be lead by double data rate synchronous dynamic random access memory semiconductors, or DDR-SDRAM, next generation DDR-SDRAM semiconductors such as DDR2-SDRAM and other high-end semiconductors. DDR-SDRAM is an advanced type of memory semiconductor that can be read from, or written to, at double the rate of the traditional synchronous dynamic random access memory semiconductor, or SDRAM. SDRAM is a memory semiconductor that has more sophisticated features than the standard dynamic random access memory semiconductor, or DRAM. DRAM is the memory semiconductor most widely used in computer systems today.

World Semiconductor Trade Statistics estimates that the non-memory semiconductor market will grow at a compound annual growth rate of approximately 10% over the next four years to approximately $198 billion in 2007.

The cyclicality of the market for semiconductors is affected by various factors, such as:

•	the overall state of the global economy;

•	the markets in the People’s Republic of China and Southeast Asia;

•	the consumer demand for digital consumer products such as digital cameras and DVD recorders;

•	the sales levels in the personal computer industry;

•	the levels of investment in communications infrastructure and effect on the mobile telephone industry; and

•	currency exchange rate fluctuations.

Advances in Semiconductor Technology

Advantest believes that demand for automated test equipment is also affected by the rate of change and development in semiconductor technology. Current changes in the semiconductor industry relate to the growing importance of digital consumer products and communications technologies. Demand for faster semiconductors that are smaller in size, incorporate more functions and require less power to operate is being driven by:

•	growing demand for, and continuous improvements in, consumer electronics, such as digital televisions, digital cameras, DVD recorders, personal digital assistants or PDAs, television game consoles and mobile phone handsets; and

•	requirements of communications network equipment, such as network routers, switches and base stations, as well as wireless handsets and other Internet access devices, to enable advances in Internet hardware and software applications, increases in infrastructure performance and simplification and miniaturization of Internet access devices.

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

Demand for personal computers with higher performance and capabilities is also driving changes in the memory semiconductor sector. This demand is causing manufacturers to shift from the production of traditional DRAM semiconductors to semiconductors that allow higher-speed data transfer, such as DDR-SDRAM and DDR2-SDRAM. Advantest believes that this shift is creating demand for automated test equipment capable of handling these new types of memory semiconductors. Advantest believes that the next major innovation in the memory market will be the mass production of semiconductors that operate at data rates of 533 megabits per second per input/output, or Mbps/I/O, or higher. While most memory semiconductors that are currently mass-produced operate at data rates of 333 Mbps/I/O, Advantest believes that the progression towards memory semiconductors that operate at 400 Mbps/I/O has also begun.

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

Manufacturing Efficiencies

One of the recent advances in semiconductor manufacturing processes is the production of semiconductors using 300 millimeter wafers. Wafers are flat pieces of silicon from which multiple semiconductor chips are constructed using photo-etching and other manufacturing processes. The use of 300 millimeter wafers will allow manufacturers to increase average semiconductor production per wafer by 125% when compared to production using conventional 200 millimeter wafers. Many manufacturers announced delays in investment in 300 millimeter wafer plants beginning in the second half of 2000 due to negative trends in the semiconductor market. However, investment in these plants by some manufacturers resumed at the end of 2002, investment continued to increase during 2003 and will continue to increase during 2004. Investment in these facilities is expected to lead to demand for new automated test equipment with increased throughput capabilities for manufacturers to capture fully the cost efficiencies associated with the use of 300 millimeter wafers.

Another recent advance in semiconductor manufacturing processes involves increasing the proportion of testing done on the front-end of the manufacturing process as compared to the back-end in order to reduce manufacturing costs. Traditionally, each semiconductor is tested at two different stages during the semiconductor manufacturing process. Front-end testing is generally used to test the conductivity and other electrical characteristics of a die, or an individual block on a wafer containing the circuits of a single semiconductor chip, after it has been fabricated, but before it has been cut out of the wafer and packaged, to eliminate non-functioning dies. After a functioning die is packaged as a semiconductor chip, back-end testing is performed to determine if the semiconductor chip was damaged during packaging and if the packaged product fully meets performance specifications. By performing more thorough tests on the front-end, manufacturers are able to detect more defective dies before packaging. At the same time, the amount of testing done by back-end semiconductor test systems can be reduced, which increases throughput. This shift towards front-end testing increased the proportion of sales of front-end semiconductor test systems compared to sales of back-end test systems over the last three years and has stabilized to approximately 35%. Advantest believes that the proportion of front-end semiconductor test systems that will be sold in the market in 2004 will be approximately the same as the proportion sold in 2003.

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

Levels of wireless penetration in developed countries have grown rapidly in the last decade. Some lesser-developed countries have built wireless communications infrastructures as an alternative to wireline networks. In addition, commercial operations of wireless networks that use third-generation wireless technology were launched in Japan in the fall of 2001. Furthermore, for short-range wireless communications, manufacturers have begun to introduce to market products that incorporate Bluetooth and wireless LAN, or wireless local area network, technology. Wireless LAN technology allows for a group of computers and devices to share a common wireless link and typically share the resources of a single server within a small geographic area. Advantest believes that significant investment in the U.S. in wireless communications networks that utilize third-generation wireless technology may not be widespread in the near-term due to the costs associated with the new technology. However, in 2003, Advantest believes that investment in third-generation wireless networks in Europe increased as compared to 2002. Advantest believes that in Japan, investment in third-generation wireless networks peaked in 2003. Advantest also believes that investment in wireless communications networks increased in Asia (excluding Japan) in 2003, primarily due to the commencement of services using third-generation wireless networks in Korea and increased investments in the mobile communications industry in the rest of Asia, particularly the People’s Republic of China. Advantest expects that the high level of investment in Asia (excluding Japan) will continue in the near-term.

Growing demand for Internet access and data transmission services fueled the roll-out of high-speed fiber optic networks and the laying of subsea fiber optic cables through 2000. Fiber optics, together with advanced communication technologies such as wavelength division multiplex, or WDM, enable high-speed, high-volume transmission of voice, data and video services by simultaneously transmitting multiple signals with diverse wavelengths over a single optic fiber. However, investment levels in fiber optic networks in the U.S., Europe and Japan decreased drastically beginning in early 2001 due to transmission capacity levels in excess of current demand for high-speed, high-volume communications services. The global economic slowdown and high debt levels incurred in the build-out of existing networks also contributed to this severe decrease in investment levels. Investment levels in fiber optic networks remained weak during 2002 and during 2003. Investment in fiber optic networks in many countries has not commenced due to the high costs associated with the build-out of these networks and insufficient demand for high-speed, high-volume communications services. Advantest believes that there is a lack of visibility regarding investment levels in fiber optic communications for the near-term. Advantest also believes that any short- to medium-term improvement in capital investment by the fiber optic communications industry will be limited to the installation of fiber optic connections between fiber optic networks and the premises of users.

Despite reduced investment in communications infrastructure during the current downturn, Advantest believes that the communications industry continues to provide it with significant long-term business opportunities. The build-out and expansion of wireless networks using both current and third-generation technologies is expected to continue throughout the world, although at a slower pace than in the late 1990s. The introduction of new applications that require high transmission speeds and the increase in demand for services that require the transfer of high volumes of data are expected to lead to the upgrade and expansion of fiber optic networks and an increase in users in the U.S., Europe and Japan and the build-out of new networks in other countries. Advantest believes that these trends will continue to create demand for its product line of spectrum analyzers, network analyzers, optical network analyzers and other measuring instruments. Network analyzers are instruments that measure the frequency characteristics of electronic circuitry and components.

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

Like the semiconductor industry, the electronics industry has benefited from significant technological advances in recent years, particularly in the field of digital electronics. The growth in digital electronics has been driven primarily by the growth in personal computers and related systems and the increase in embedded digital controls within advanced electronic and electrical devices, such as digital cameras, DVD recorders and television game consoles. Demand for measuring instruments aimed at the electronics industry is affected by the impact on electronics manufacturers of global consumer spending levels and the rate of economic growth. Advantest believes that the recovery in the global economy and the resulting increase in consumer spending levels have a positive effect on its sales of measuring instruments.

Business Strategy

Advantest’s key corporate goals include:

•	consolidating its position as the leading supplier of automated test equipment for memory semiconductors;

•	growing its market share for SoC semiconductor test systems;

•	focusing on the development of measuring instruments that address the testing needs of high-growth industries;

•	enhancing its operating efficiency to improve profitability; and

•	strengthening its ability to provide comprehensive solutions to satisfy client needs.

To achieve these goals, Advantest plans to:

Continue to address industry trends, identify customer needs and deliver products ahead of its competitors

Advantest will continue to work closely with major semiconductor manufacturers from their product design stage to understand customer needs relating to emerging technologies and applications. Based on this knowledge and its technological expertise, Advantest seeks to develop advanced automated test equipment, measuring instruments, peripheral devices and comprehensive solutions ahead of its competitors. For example, Advantest is pursuing the following strategies:

•	developing semiconductor test systems with increased test speeds and throughput capabilities in line with the technological development of memory, SoC and other semiconductors;

•	designing semiconductor test systems for the next generation of 300 millimeter semiconductor wafer production that will achieve improved throughput by simultaneously testing higher numbers of dies;

•	proactively developing products to address the recent shift in emphasis in the semiconductor industry toward front-end testing of dies;

•	using its production and software development skills to provide semiconductor test systems optimized for flash memory semiconductors, a type of memory semiconductor that retains memory content even when the power is turned off and is electrically re-writeable, while maintaining a high level of throughput; and

•	optimizing efficiency by actively applying analog technology developed for wireless communications measuring instruments and fiber optic communications measuring instruments to memory testers, SoC testers and application specific semiconductor testers.

Strengthen the SoC semiconductor test system business

Advantest believes that the market for non-memory (including SoC) semiconductor test systems in 2003 was over two times the size of the market for memory semiconductor test systems. In addition, Advantest expects the SoC semiconductor market, which is the largest segment of the non-memory semiconductor market, to grow at a faster rate in the long term than the memory semiconductor market. Based on this belief, Advantest has developed a full line of SoC semiconductor test systems to meet the demands of a large number of manufacturers for the testing of a wide variety of SoC semiconductors.

Advantest continues to promote the adoption of OPENSTAR™, an industry-wide, open architecture for SoC automated test equipment which allows all participants in the SoC semiconductor manufacturing industry, including automated test equipment manufacturers, to design and manufacture equipment and products based on this standard. Under this standard, semiconductor manufacturers, test houses and foundries will be able to test different lines of semiconductors by using a single base system consisting of the frame and primary parts of the semiconductor test system and by adding and replacing modules to meet the testing requirements of specific SoC semiconductors. Advantest also launched the T2000 series of SoC testers based on OPENSTAR™, which recorded sales in the North American market. Advantest believes that the primary benefits of OPENSTAR™ for users of automated test equipment will be reduced testing costs and greater procurement options. In addition, Advantest believes that OPENSTAR™ will allow automated test equipment makers to better utilize product development resources and reduce the time required for product development, thereby resulting in the timely introduction of new testing solutions in response to rapid changes in the testing requirements of SoC semiconductors. Advantest also hopes that the reduction in testing costs, and thus the lowering of overall manufacturing costs of SoC semiconductors, will help foster further demand for SoC semiconductors to be used in digital electronics and other products. Finally, Advantest believes that the adoption of a new open architecture will provide an opportunity for late entrants to the SoC automated test equipment market, such as Advantest, to increase their market share. For a discussion of the risks associated with Advantest’s efforts to promote

OPENSTAR™, see “Key Information—Risk Factors—Advantest may not recoup its investment in, or otherwise benefit from the successful adoption of, OPENSTAR™”.

Address testing requirements of application specific semiconductor products

Certain segments of the application specific semiconductor products group, in particular liquid crystal display, or LCD, driver integrated circuits, continue to experience significant demand. LCD driver integrated circuits are semiconductors used to display images on LCD panels. Advantest believes to have had over a 40% market share in semiconductor test systems for LCD driver integrated circuits sold during fiscal 2003. Advantest’s product line for application specific semiconductor products also includes semiconductor test systems that test:

•	radio frequency integrated circuits, or RFICs, which are used to process radio frequency signals transmitted by wireless communications equipment; and

•	charge coupled device, or CCD, which is a semiconductor that processes images into electric signals and complementary metal oxide semiconductor, or CMOS, sensors, both of which are used in consumer products such as digital cameras and mobile phones.

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

Focus on developing measuring instrument products that meet the testing needs and cost structure of customers

Advantest believes that the increased competition in the communications and electronic component industries, has caused its measuring instrument customers to place greater emphasis on reducing total production and measuring costs. To meet these customer needs, Advantest has developed an innovative component module-based system called the Wizard of Module Test, or WMT. The WMT component-module based system uses a single external frame for measuring instruments. This frame contains a maximum of twenty two slots into which modules containing different functions can be inserted to create measuring instruments with the desired testing functions. The use of a single external frame for its measuring instruments reduces the cost of production for Advantest, thereby reducing total production and measuring costs for its customers. Advantest believes that WMT also results in reduced development costs for hardware and software and shorter product development times for new measuring instruments.

Products

As of fiscal 2003, Advantest has two lines of business: the manufacture and sale of automated test equipment and the manufacture and sale of measuring instruments.

Automated Test Equipment

Automated test equipment is used during the semiconductor manufacturing process to confirm that a semiconductor functions properly. Automated test equipment consists of semiconductor test systems, test handlers or probers, device interfaces, and software.

Semiconductor test systems consist of a mainframe and one or more test heads. During testing, a device interface is attached to the test head. During the front-end testing process, wafers are attached to and detached from the device interface by a prober. Electric signals are transmitted between the die and the semiconductor test system through contact probes located in the device interface. After front-end testing is completed, the wafer is diced into separate dies and properly functioning dies are packaged. During back-end testing, test handlers are used to load these devices onto the device interface, and electric signals are transmitted between the semiconductor chips and the semiconductor test system via the device interface. The results are stored in a database, and then analyzed by the semiconductor test system’s hardware circuits and software programs. Each different semiconductor design requires a customized software program to analyze the test data.

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

Advantest classifies its automated test equipment as memory semiconductor test systems, non-memory (including SoC) semiconductor test systems, test handlers and device interfaces, and other products and services. Other products and services include equipment leasing, used machine sales and fees generated from maintenance, repairs and other support services. The following table sets forth the amount of net sales attributable to sales of each of these types of products in fiscal 2001, 2002 and 2003.

Category	Fiscal 2001	Fiscal 2002	Fiscal 2003
	(in millions)
Memory semiconductor test systems	¥40,698	¥41,327	¥89,861
Non-memory (including SoC) semiconductor test systems	11,360	17,898	27,942
Test handlers and device interfaces	16,761	18,934	34,211
Other	5,387	6,751	8,841

Total	¥74,206	¥84,910	¥160,855

Memory Semiconductor Test Systems

Advantest’s semiconductor test systems for memory semiconductors are designed to test high-speed/high performance memory semiconductors used in applications such as networking and personal computing, as well as in memory devices used in multimedia, digital television, high-definition television and personal communications. Advantest estimates that its market share in memory semiconductor test systems rose from 51% in 2002 to 61% in 2003. Advantest believes that its overall market share increased in 2003 primarily due to the increase in sales of its flash memory test systems. Advantest has a much larger market share in back-end memory semiconductor test systems than in front-end memory semiconductor test systems. Advantest is currently working towards increasing its market share in front-end memory semiconductor test systems.

Advantest’s top four product lines of memory semiconductor test systems are the T5580 series, the T5590 series, the T5370 series and the T5700 series.

T5580 Series. The T5585 is one of the most advanced testers of high-bandwidth DRAM products, such as SDRAM and DDR-SDRAM, on the market. The T5585 is the latest upgrade to the T5581, that, together with the T5571, sold over 1,000 units between 1996 and 1998 in response to the introduction of SDRAM semiconductors.

T5590 Series. Advantest’s newest semiconductor test system aimed at the high-speed SRAM, DDR-SRAM, DDR2-SDRAM, SGRAM and DRAM semiconductor markets is the T5593. SRAM, or static random access memory, is a type of memory semiconductor that, unlike the more common DRAM, does not need to be refreshed while the power supply remains on. SGRAM, or synchronized graphics random access memory, is a type of memory semiconductor used for graphics. The T5593 is designed for use in the production of super high-speed memory devices and can simultaneously measure up to a maximum of 256 DDR2-SDRAM.

T5370 Series. The T5375 and T5377 are multi-functional semiconductor test systems that reduce testing costs for manufacturers. The T5375 and T5377 are used for the front-end testing of DRAM semiconductors and for back-end flash memory testing. By increasing the functions of the system, Advantest has succeeded in selling to a larger customer base. The T5375 and T5377 can test up to 256 devices at one time. The T5375 and T5377 are aimed at capturing an increased market share in front-end DRAM testing and has double the throughput capabilities of the T5371, the predecessor to the T5375, thereby lowering overall testing costs for its customers. In particular, the T5377 optimizes its memory repair analytical structure to a user’s memory repair algorithm and, due to its higher throughput capabilities, is suited for the production of semiconductors in manufacturing facilities that use 300 millimeter wafers. The T5370 series is Advantest’s best selling semiconductor test system product line for front-end testing of DRAM semiconductors and for back-end flash memory testing.

T5700 Series. Flash memory semiconductors require more types of front-end testing than other types of semiconductors. Advantest’s latest front-end flash memory semiconductor test system is the T5724. The T5724 is capable of simultaneously testing up to 2,048 flash memory semiconductors with the Built-in-Self-Test, or BIST, function, which is sixteen times greater than the capacity of previous models, and significantly lowers test costs. The increase in capacity is due to the T5724’s use of a probe card that allows for aggregate wafer contact which increases test speed. The T5771 has increased throughput capabilities and lowers testing costs for manufacturers compared to its predecessor model, the T5722A, and to the models currently offered by Advantest’s competitors.

Non-Memory Semiconductor Test Systems

Advantest’s non-memory semiconductor test systems include SoC semiconductor test systems and semiconductor test systems for application specific semiconductor products.

SoC Semiconductor Test Systems

SoC semiconductors combine digital circuits with analog and/or memory circuits on a single semiconductor chip. Advantest’s market share in SoC semiconductor test systems increased from 9% in 2002 to 11% in 2003.

Advantest’s product lines aimed at SoC semiconductors are the T6600 series, the T6500 series and the T2000 series and include OPENSTAR™ compatible test systems. The T2000 series was newly brought to market in fiscal 2003 and is compatible with OPENSTAR™ open architecture.

T6600 Series. The T6673 is Advantest’s latest version of its lower-cost alternative in the T6600 series. The T6673 is designed to reduce total test costs associated with the production of SoC semiconductors. The T6673 is designed to test SoC semiconductors incorporated into high-speed communication network equipment and wireless handsets, digital consumer products and other electronic systems. The T6673 can test semiconductor chips with a maximum pin count of 1024, thus matching the trend of SoC semiconductors with increasing pin counts. The T6673 is capable of both front- and back-end testing of SoC semiconductors.

T6500 Series. The T6575, T6565 and T6535 semiconductor test systems in the T6500 series are primarily designed to test microcontrollers and semiconductors that control digital home electronic appliances at the production lines. The T6500 series is approximately one-third in size, and uses approximately 50% less power, as compared to Advantest’s predecessor product line. Further, the T6500 series operates on programs that are compatible with the T6600 series.

OPENSTAR™ Compatible General Semiconductor Test Systems

Advantest brought to market a semiconductor test system that is based on component modules compatible with OPENSTAR™ open architecture. Advantest believes that the development of OPENSTAR™ compatible general semiconductor test systems will increase Advantest’s market share in SoC semiconductor test systems.

Currently, Advantest’s OPENSTAR™ compatible general semiconductor test system is the T2000. Compatible component modules for the T2000 are the 250 MHz Digital Module, the Low Current DPS and the High Current DPS. The 250 MHz Digital Module primarily targets the testing of microprocessing units, or MPU, and operates at a maximum of 666 MHz. The Low Current DPS has eight channels that have the capacity of providing 4A currents. The High Current DPS has four channels that have the capacity of providing 16A currents and has the capacity to measure supply currents.

Semiconductor Test Systems for Application Specific Semiconductor Products

Advantest manufactures other semiconductor test systems that meet the specialized needs of its customers for testing application specific semiconductor products. Application specific semiconductor products are semiconductors designed to perform specific functions in a specific application, such as LCD driver integrated circuits that display images on LCD panels. Advantest believes that its diverse product line allows it to attract additional customers, and results in increased sales of its product offerings. These semiconductor test systems for application specific semiconductor products include the following:

T6300 Series. The T6361 and T6371 are semiconductor test systems for semiconductors used with high-definition LCD displays. This system can simultaneously test multiple semiconductors for LCD equipment with a total of up to 1,280 pins.

T7721. The T7721 is a semiconductor test system for mixed signal integrated circuits. The T7721 targets highly complex semiconductors used in car electronics and results from the development of Advantest’s constituent technology that measures analog signals. The T7721 uses a direct current signal generator with a range of 150V to 64V and utilizes up to a maximum of 256 pins. The T7721 has the capacity to simultaneously measure multiple devices.

T7611. The T7611 is a RFIC semiconductor test system. The T7611 can also test radio frequency modules that use Bluetooth, a next-generation wireless protocol.

T8571. The T8571 is a semiconductor test system that is primarily used to evaluate and analyze CCDs that are image sensors. These semiconductors are used in digital consumer products, such as high-resolution digital cameras, mobile phone handset cameras and digital video cameras.

Test Handlers

Test handlers are used with semiconductor test systems to handle, thermally condition, contact and sort semiconductors and other electronic components during the back-end testing stage of the manufacturing process.

Advantest’s test handlers are sold primarily in conjunction with the sale of its semiconductor test systems. During fiscal 2003, a majority of handlers sold, measured in units, were sold to customers of Advantest’s semiconductor test systems. Advantest’s test handlers are capable of working with the semiconductor test systems of its competitors.

Test handlers are designed with different characteristics for memory and non-memory semiconductors. Memory semiconductors require relatively long test times. Advantest’s memory semiconductor test handlers handle up to 128 semiconductors per test head at a time. Non-memory semiconductors, including SoC semiconductors, require relatively short test times and Advantest’s handlers handle up to eight semiconductors at a time.

For Memory Semiconductors. Advantest’s test handler for memory semiconductor test systems is the M6771AD that handles up to 64 semiconductors at a time. The M6771AD achieves maximum throughput of up to 7,200 semiconductors per hour through the use of a new tray transport mechanism that shortens the time between tests to approximately half of the time associated with Advantest’s lower-end model. Manufacturers can elect to use two M6771AD test handlers per semiconductor test system to double the handling capacity per test system. The M6542AD is another test handler designed to be used during back-end testing of DDR-SDRAM and other high-speed SDRAM. The M6542AD is designed to prevent the generation of excessive heat during simultaneous testing by employing a newly developed temperature control technology. Advantest also has other test handler product lines for memory semiconductor test systems that meet varying cost and functional needs of its customers.

For Non-memory Semiconductors. Advantest’s test handlers for SoC and other non-memory semiconductor test systems are the M4541A and the M4541AD. Both test handlers achieve maximum throughput of up to 6,000 semiconductors per hour. The M4541A can handle up to four devices per test head and the M4541AD can handle up to eight devices per test head.

In February 2004, Advantest introduced to market M4741A, a back-end test handler that utilizes vision alignment and can be used for small, narrow pitch semiconductors. The M4741A achieves maximum throughput of up to 4,000 semiconductors per hour. The M4741A can handle up to four devices per test head.

In November 2003, Advantest introduced to market M7521A, a test handler that can be used for chip on film, or COF, and tape automated bonding, or TAB of integrated circuit drivers used in flat-panel displays. The M7521A can test devices used in 35 millimeter, 48 millimeter, 70 millimeter, wide and superwide tapes.

Automated test equipment for front-end testing use probers, rather than test handlers, and probe cards to handle wafers during the testing process. Advantest does not manufacture probers. Advantest’s semiconductor test systems work with probers manufactured by outside suppliers during front-end testing.

Device Interfaces

A device interface is a mechanism through which test signals are transmitted between the device being tested and a semiconductor test system. Well-designed device interfaces enhance the utility of a semiconductor test system by allowing it to test different semiconductor product lines and therefore reduce the cost of testing to test system users.

Advantest manufactures device interfaces for semiconductor test systems and is continuously developing new device interfaces featuring increased throughput, precision and ease of maintenance to meet the demands of next-generation semiconductors. Advantest believes that the rate at which new semiconductor designs are introduced to market will continue to increase in the long term.

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

Measuring Instruments

Currently, Advantest offers approximately 80 types of measuring instruments that are used in the design, development, manufacture, installation, deployment, operation and maintenance of electronic equipment and systems. Advantest’s measuring instruments are used primarily by manufacturers of equipment and components and service providers in the wireless communications industry, the fiber optic communications industry and the electronics industry.

Advantest categorizes its measuring instruments business into three categories: wireless communications instruments (that includes radio frequency, or RF, component analyzer instruments); fiber optic communications instruments; and other instruments (that includes general measuring instruments). The following table sets forth the amount of net sales generated by Advantest through sales of measuring instruments in each of these categories in fiscal 2001, 2002 and 2003.

Category	Fiscal 2001	Fiscal 2002	Fiscal 2003
	(in millions)
Wireless Communications Instruments	¥7,578	¥4,778	¥4,394
Fiber Optic Communications Instruments	7,139	1,532	1,067
Other Instruments	6,321	6,520	7,902

Total	¥21,038	¥12,830	¥13,363

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

Wireless Communications Instruments

Advantest manufactures and sells spectrum analyzers and network analyzers that are integral to the design and production of wireless communications equipment, including wireless handsets and base stations, as well as satellite communication systems. These products generate and measure electronic communications signals and are used to design, manufacture, check and adjust instruments that transmit and receive communications signals. Advantest’s current best-selling products in this category are spectrum analyzers and network analyzers designed for different current technology standards for wireless communications, including personal digital cellular telephone, or PDC, global system for mobile communications, or GSM, and code-division multiple access, or CDMA. PDC is the primary wireless communications standard used in Japan. GSM is the primary wireless communications standard used in Europe and Asia (excluding Japan). CDMA is a wireless communications standard used primarily in the U.S., Japan and Korea.

During the last five years, Advantest has introduced several upgrades to its spectrum analyzers aimed at capturing market share in the third-generation wireless communications industry. Services provided using third-generation wireless networks were launched in Japan in the fall of 2001 and other countries are expected to follow in the next several years. Advantest’s high-end spectrum analyzers are, through the use of appropriate software options, compatible with the differing third-generation wireless communications protocols used in Japan and Korea and expected to be used in North America and Europe.

Advantest also develops new products that evaluate new consumer products incorporating Bluetooth. In March 2002, Advantest introduced to market a Bluetooth conformance tester that measures the radio frequency of, and the characteristics of transmissions between, Bluetooth-enabled products. Further, in April 2003, Advantest introduced to market a measuring instrument that can analyze the characteristics of wireless LAN signals. This new measuring instrument is based on the WMT system and is compatible with various wireless communication networks, including third-generation wireless technology.

RF component analyzer instruments are specialized measuring instruments sold to a subset of Advantest’s customers for its wireless communications instruments. These instruments are primarily targeted at research labs and production lines for wireless communication devices and related electronic components. In January 2002, Advantest introduced to market a new RF component analyzer instrument that measures increasingly complex radio frequency components used in third-generation wireless communications networks.

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

Advantest offers its customers general measuring instruments through a distribution agreement with a former subsidiary.

Customers

Advantest’s customers for its automated test equipment include many of the world’s leading semiconductor device manufacturers, as well as a number of foundries and test houses. Advantest sells its measuring instruments to a broad array of manufacturers and service providers in the communications and electronics industries. Advantest’s largest customer accounted for approximately 16% in fiscal 2001, and approximately 12% in both fiscal 2002 and in fiscal 2003. Advantest’s five largest customers, all of which are automated test equipment customers, accounted for approximately 37% in fiscal 2001, approximately 38% in fiscal 2002 and approximately 37% in fiscal 2003.

Geographic Sales

Approximately 67% of Advantest’s fiscal 2003 net sales were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales, for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped, rather than the jurisdictions of incorporation of the purchasers.

	Fiscal 2001		Fiscal 2002		Fiscal 2003
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥37,748	39.6	¥38,873	39.8	¥57,990	33.3
Asia (excluding Japan)	30,069	31.6	41,261	42.2	89,563	51.4
North America	19,143	20.1	8,666	8.9	16,264	9.3
Europe	8,284	8.7	8,940	9.1	10,401	6.0

Total	¥95,244	100.0%	¥97,740	100.0%	¥174,218	100.0%

Japan. Advantest believes that its most substantial customer relationships are with Japanese semiconductor manufacturers. Advantest enjoys a significant market position in Japanese markets for memory semiconductor test systems. In addition, Advantest had approximately a 33% market share in the Japanese SoC semiconductor test system market in 2003. Advantest currently expects sales of semiconductor test systems for SoC devices used in DVD recorders and digital televisions and sales of semiconductor test systems for semiconductors used to display images on LCD panels to comprise a substantial portion of total non-memory semiconductor test system sales in Japan in fiscal 2004. Advantest is working to solidify its market leadership in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles. However, Advantest experienced a decrease in sales of measuring instruments in Japan, particularly wireless communications measuring instruments, due to the completion of the initial build-out of third-generation wireless networks in Japan.

Asia (excluding Japan). Asia is the largest market for automated test equipment, with manufacturers located in Taiwan, the People’s Republic of China, Korea and Singapore accounting for a majority of semiconductor production in Asia. Advantest views its relationships with these companies as critical to its automated test equipment business. Many Japanese, U.S. and European manufacturers have shifted production to Asia, either to subsidiaries or foundries and test houses. Capital expenditure decisions for subsidiaries are usually made at the company’s headquarters. Foundries and test houses, a majority of which are located in Taiwan, often consult with their customers before investing in automated test equipment. Therefore, Advantest’s performance in Asia will also depend on its ability to maintain strong relationships with customers in Japan, the U.S. and Europe. In addition, some of Advantest’s customers have partnered with semiconductor manufacturers in Asia and outsourced manufacturing processes, thus shifting net sales to the Asia geographic market. In the communications industry, Advantest believes investment in fiber optic and wireless networks in Asia, particularly in the People’s Republic of China, will increase in the long term, although investment levels may remain at their current levels until further recovery in the global economy.

North America. Advantest’s marketing efforts in this region are centered in the U.S. Advantest’s market share of semiconductor test systems sold in the U.S. was approximately 11% in 2003, up from approximately 7% in 2002. Automated test equipment is marketed and sold in North America through Advantest’s subsidiary, Advantest America Inc. Since July 2002, Advantest’s wholly-owned subsidiary, Advantest America Measuring Solutions, Inc. has been the sole distributor of measuring instruments in North America. In April 2004, Advantest commenced an arrangement with MetricTest, a company with a large sales and distribution network, under which MetricTest became a distributor of Advantest’s measuring instruments. Advantest is focused on increasing its market share in the U.S.

Europe. Sales in Europe constituted approximately 6% of worldwide sales of Advantest’s automated test equipment in fiscal 2003. Advantest’s market share of semiconductor test systems sold in Europe decreased to approximately 16% in 2003 from 31% in 2002. This decrease is primarily due to the increase in production outsourcing in the Asia (excluding Japan) region by Advantest’s customers in the memory test system market and the consequent shift in the sale of memory test systems to the Asia (excluding Japan) region. Advantest’s principal European markets are Germany, Italy and France. An affiliate of Rohde & Schwarz sells Advantest’s measuring instruments in Europe.

Sales and Marketing

Advantest sells its automated test equipment globally through direct sales channels. Advantest’s direct sales department includes engineers who have in-depth knowledge of the customer’s business and technology needs. Some of these engineers are account managers for Advantest’s largest accounts. Currently Advantest has 10 sales offices in Japan, 7 in Asia (excluding Japan), 8 in North America and 6 in Europe. Advantest maintains its sales and support centers in close physical proximity to key customer sites to identify its customers’ needs in the early stage of product development and to provide required support in a timely fashion. Advantest is also strengthening its relationships with test houses through limited minority investments as a part of its sales and marketing strategy. In addition, Advantest offers operating lease contracts for automated test equipment in Japan and Taiwan through its subsidiary, Advantest Finance Inc.

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

Approximately half of Advantest’s sales of measuring instruments in Japan are made directly to the customer. Most sales of measuring instruments in the rest of Asia are made through local distributors. As of April 2004, Advantest and Rohde & Schwarz GmbH & Co. KG of Germany terminated the distribution agreement under which Advantest was the exclusive distributor in Japan of signal generators, signal analyzers, spectrum analyzers, network analyzers and power meters manufactured by Rohde & Schwarz. An affiliate of Rohde & Schwarz will continue to sell Advantest’s measuring instruments in Europe. In April 2004, Advantest commenced an arrangement with MetricTest, under which MetricTest became a distributor of Advantest’s measuring instruments in the U.S.

Advantest has a web page targeted at customers in Japan in its measuring instruments business. Through this web page, Advantest customers can receive real-time calculations of quotations and average delivery time for new purchases of measuring instruments. Advantest also offers upgrading services of its measuring instruments software and makes available downloads of technical reports on this web page.

Support and Customer Service

Advantest’s support and customer service programs are designed to respond to all of the semiconductor testing-related needs of its customers. Advantest provides its services through its worldwide network of sales and customer support offices. These services consist the following elements:

•	Semiconductor Design Phase Support. Advantest engineers work with semiconductor manufacturing companies during the design phase of new semiconductor product lines and provide support to enable the use of automated test equipment for large-scale production.

•	Application Software Support. Each different semiconductor design requires customized software programs for analysis of test data. Advantest engineers assist customers in designing application software and test programs that optimize production throughput, reliability and capacity.

•	Procurement Support. The procurement process for automated test equipment is time consuming and complicated. Automated test equipment consists of multiple components, including semiconductor test systems, test handlers or probers, device interfaces and software. Advantest sales personnel and engineers work with customers to identify the automated test equipment components and related optional functions that best address their needs.

•	Installation and Upgrade Support. The introduction of a new line of semiconductors by a manufacturer typically requires either the purchase of new automated test equipment or an upgrade of the customer’s existing system. Upon the sale of a new system, Advantest’s engineers provide installation services and work with the customer to integrate the purchased system with the customer’s existing manufacturing infrastructure.

•	Training Support. Advantest offers on-site training, as well as training at Advantest’s facilities, on the operation and maintenance of its automated test equipment.

•	Maintenance Support. Advantest’s maintenance support services consist of:

•	Call Center Support. Advantest currently offers call center support services for hardware and software in Japan. This call center also offers support to the 23 customer support centers that Advantest has overseas.

•	Internet Support. The Advantest customer support website offers maintenance tips and access to a database with possible solutions to automated test equipment problems. Advantest customers can also make on-line requests for maintenance work and check on the status of equipment sent in for repair through Advantest’s web page.

•	Repairs and Parts. Requests for repairs or parts can be made through the Advantest website or by phone, and Advantest has established a system under which it endeavors to deliver requested parts to customers in Japan within 24 hours of request. Since April 2002, Advantest outsourced the storage, inventory management and delivery of parts to a third party.

•	Remote Surveillance. Advantest can equip its automated test equipment with a remote surveillance function. This function allows Advantest engineers to remotely monitor the performance of its customers’ automated test equipment for more timely and effective maintenance.

•	Worldwide Presence. Advantest provides maintenance support through 15 customer support centers in Japan, 10 in other parts of Asia, 10 in North America and 5 in Europe.

Advantest includes in the sales price of its semiconductor test systems fees for initial set-up services. These set-up services include operational support at the time of initial installment. Advantest also provides call center and Internet support during the initial warranty period.

For its measuring instruments, Advantest offers technical support and maintenance, calibration and collection services. Customers can contact Advantest in Japan and the U.S. through toll-free numbers, fax, e-mail and its web site. Optional maintenance contracts and calibration services are available in addition to product warranties.

Manufacturing and Supplies

Advantest’s principal manufacturing plant for semiconductor test systems is located in Gunma, Japan. The floor space at this plant is 300 meters by 100 meters. This floor space has no partitions and semiconductor test systems under production are transported from station to station on air pallets that use hover technology. The plant is highly automated and testing and production systems within the plant are interconnected by a sophisticated local area network using advanced data management software. This network allows Advantest factory managers to check on the status of systems under production at any given time.

Advantest uses an enterprise resource planning system that processes new information on a real-time basis and uses sophisticated data management software that converts sales orders into production specifications and manufacturing plans. This system also interconnects Advantest’s multiple production and warehousing facilities to its information network. Since October 2002, Advantest has used a supply chain planning system that can perform real-time, high-speed simulations of both material sourcing needs and production line loads.

In fiscal 2001, Advantest commenced outsourcing labor-intensive portions of the semiconductor test system manufacturing process to reduce its fixed costs. Advantest personnel have been replaced by a third-party subcontractor that manages and conducts the insertion and interconnection of the numerous circuit boards in each test system. These services are provided by the subcontractor at Advantest’s manufacturing plant. As part of its cost-reduction efforts, Advantest also announced in April 2003 that it intended to consolidate many of its manufacturing processes for both its automated test equipment and measuring instruments business segments through an internal reorganization. This reorganization was consummated on July 1, 2003. From August 2003, Advantest has continued to revolutionize its manufacturing processes with the goals of, among others, attaining accurate inventory maintenance and minimizing production time.

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

Some of the peripheral products related to Advantest’s semiconductor test systems are manufactured in plants both inside and outside of Japan to reduce delivery periods and manufacturing costs. Device interfaces are manufactured in Japan, Germany, Korea, Taiwan and Malaysia and test handlers are manufactured in Japan.

Advantest’s measuring instruments are manufactured principally in Gunma, Japan.

Seasonality

As sales levels of automated test equipment are subject, in large part, to sales levels of semiconductors, which can fluctuate significantly within any year, Advantest does not traditionally experience higher sales during any certain period of the year as compared to other periods of the year. In fiscal 2003, due to the recovery of the semiconductor market, sales in the third quarter were higher than the second quarter and sales in the fourth quarter were higher than the third quarter.

Competition

Advantest faces substantial competition throughout the world in the automated test equipment industry. Advantest believes that the principal factors of competition are:

•	Performance. The performance of automated test equipment is determined by its accuracy, test speed, throughput and ability to test semiconductors with large pin counts. High performance automated test equipment reduces the customer’s cost of testing.

•	Reliability. Automated test equipment that operates with minimal downtime allows semiconductor production and engineering work to proceed without frequent intervention and provides more cost-effective operation.

•	Delivery Time. Manufacturers require timely delivery of automated test equipment, especially in periods of high demand.

•	Software. Automated test equipment that uses software that is easier to use and more powerful reduces the amount of engineering resources needed to develop test programs and operate automated test equipment.

•	Price. The need for more sophisticated automated test equipment often translates into higher testing costs for semiconductor manufacturers. In addition, as the efficiency of the fabrication process has increased, test costs have come to represent a higher proportion of the total cost of manufacturing. The current downturn in the semiconductor market, in particular with respect to market prices for semiconductors, has also increased the proportion that test costs occupy within total manufacturing costs. Advantest currently faces significant price pressure in its automated test equipment business.

•	System Architecture. Semiconductor test system architecture that is modular expands the product life of the automated test equipment because the system can be adapted to meet the customer’s new requirements, while largely retaining compatibility with existing test programs.

•	Customer Support. Customer specific applications programs, worldwide service and customer training contribute to the efficient use of automated test equipment and minimize the customer’s cost of testing.

•	Qualified Technical Personnel. Having in place a team of highly qualified engineers and other customer service and support personnel is essential for securing sales and maintaining and developing strong relationships with key customers.

Advantest’s primary competitors in the semiconductor test system market include, among others, Teradyne, Inc., Agilent Technologies, Inc. and Yokogawa Electronic Corporation. In addition, Advantest also competes in the SoC semiconductor test system market with several other smaller companies. Advantest believes that it is the leading manufacturer worldwide of memory semiconductor test systems and estimates that its market share is 61% in 2003. Advantest believes that its success in the memory semiconductor test system market has been driven by its dedication to introducing new product lines and improvements to its existing product lines, as well as its commitment to customer support and service. Advantest, however, faces challenges in increasing its 11% market share in SoC semiconductor test systems. Some of Advantest’s competitors also have greater financial and other resources than Advantest. Advantest may also face additional competition in both the memory and non-memory semiconductor test system markets from start-up companies with newer technologies or products.

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

Advantest continued to face significant price pressure in its measuring instruments business in fiscal 2003 primarily due to the slow recovery in demand in its customers’ industries and excess inventory on the part of its competitors.

Advantest has a number of significant competitors in all of its measuring instruments categories. Agilent Technologies, Inc. is the leading provider of measuring instruments in many of Advantest’s product categories. Some of Advantest’s competitors, including Agilent Technologies, Inc., have advantages based on geographic location, better distribution systems and more diverse product lines. In addition, new competitors, including start-up companies, communication equipment and components manufacturers and electronics manufacturers, may develop new technologies that more effectively address Advantest’s targeted markets at lower cost.

Licenses and Intellectual Property Rights

Advantest has a policy of seeking licenses and intellectual property rights worldwide on technology considered of particular strategic importance. While Advantest does not consider any one or group of licenses and intellectual property rights to be so important that their expiration or termination would materially affect Advantest’s business, Advantest considers all of its licenses and intellectual property rights to be important.

Legal Proceedings

Advantest is not a party, and has not been a party in the recent past, to any material legal proceedings.

To Advantest’s knowledge, there currently is no threat of any such proceeding.

Environmental

Advantest has been engaged in environmental preservation activities and is working towards the reduction in the citation, discharge or other release of industrial waste and other hazardous substances in connection with its business activities. Advantest’s primary environmental activities during fiscal 2003 are as follows:

•	Environmental Measures for Products. Advantest conducts environmental assessments of its products, commencing from their development stages. Advantest is aiming to introduce the use of lead-free solders in new products by December 2005.

•	Receive ISO 14001 Certification. Advantest has received ISO 14001 certification for all of its domestic manufacturing and research and development facilities and plans to be actively involved in the development of environmentally friendly product lines.

•	Reduce Waste. Advantest currently creates almost no landfill waste at three of its manufacturing facilities and has achieved a 2% industrial waste output. Advantest is also striving to achieve a 2% industrial waste output at its three domestic research and development facilities by the end of fiscal 2005.

•	Use of Safe Components. Advantest has established an internal procurement standard for parts and components and has commenced its efforts to procure parts and components for its new products that do not contain specified toxic substances. Advantest has conducted inspection on approximately 6,000 parts commonly used in its manufacturing processes.

•	Conserve Energy. Advantest’s total electricity usage as of the end of fiscal 2003 increased by approximately 3% compared to the levels used in fiscal 2002. Through usage of energy efficient equipment and the re-evaluation of manufacturing processes, Advantest continues to strive for lower levels of use of electricity and emission of carbon dioxide.

Advantest expects that the rules and regulations related to environmental matters in Europe and Japan will further be strengthened in the future. In May 2003, Advantest established the “Environmental Management Center” and the “Committee on Environmental Conservation,” both supervised by the board of directors. These two groups oversee Advantest’s various environmental conservation activities and focus on increased use of environmentally friendly, or green, product designs, the adoption of parts and components which do not contain specified toxic substances and the promotion of product recycling and disposal. In fiscal 2003, Advantest’s technical standards were re-evaluated on the basis of a newly established “green design” standard that relates to the development of environmentally friendly product designs. Further, Advantest established in fiscal 2003 the “Environmental Management Plan for 2004-2006”, under which Advantest will simultaneously pursue business administration and environmental conservation activities.

Advantest spent approximately ¥803 million during fiscal 2003 to advance its environmental policies. Advantest expects to have similar levels of expenditures related to its environmental policies during fiscal 2004.

Glossary

Analog circuits

Circuits on a semiconductor that monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion.

BIST	Built-in-Self-Test. A self-diagnostic testing mechanism that is incorporated within an integrated circuit.

Bit-error rate test system	An instrument that measures the frequency of errors in data transmissions carried through communications networks and equipment.

COF	Chip On Film. A technology that allows for integrated circuits to be imprinted onto a tape film.

CMOS	Complementary Metal Oxide Semiconductor. A semiconductor that uses both negative and positive circuits.

DDR-SDRAM	Double Data Rate Synchronous Dynamic Random Access Memory. Advanced memory semiconductor that can be read from, or written to, at double the rate of traditional SDRAM semiconductors.

DDR-SRAM	Double Data Rate Static Random Access Memory. Advanced memory semiconductor that can be read from, or written to, at double the rate of traditional SRAM semiconductors.

DDR2-SDRAM	The next generation of DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR-SDRAM semiconductors.

Digital circuits	Circuits that perform binary arithmetic functions on data represented by a series of on/off states.

Foundries	Semiconductor manufacturing service providers that manufacture semiconductors based on their customers’ semiconductor designs.

Integrated circuit	An electric part made of a combination of many transistors on a silicon wafer.

Logic circuits	Circuits that perform binary arithmetic functions.

Memory circuits	Circuits that store data and programs.

MPU	Micro Processing Unit. An integrated circuit that has data processing capability and forms the central technology of computers.

MCU	Micro Controller Unit. An integrated circuit that contains all necessary functions required for a small-scale computer system.

NAND	A type of flash memory that is primarily used for data storage due to its large storage capability.

NOR	A type of flash memory that is primarily used for memorization of programs due to its speedy capability to read and write.

RAM	Random Access Memory. A type of memory semiconductor, forming the main memory of a computer where operating systems and application software are memorized.

STN	Super Twisted Nematic liquid crystal display. A type of LCD that uses simple matrix formation and has low manufacturing costs.

TAB	Tape-Automated Bonding. A technology that allows integrated circuit chips to be thinly mounted using tape film.

Test houses	Providers of semiconductor test services.

TFT	Thin Film Transistor liquid crystal display. A type of LCD that forms a membrane transistor on glass and has better display quality than STN.

4.C	ORGANIZATIONAL STRUCTURE

As of June 1, 2004, Advantest had 22 Japanese subsidiaries and 17 overseas subsidiaries. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

Name of Subsidiary	Country of Incorporation	Principal Activities
Advantest Laboratories Ltd.	Japan	Research and development of measuring and testing technologies

Advantest Customer Support Corporation	Japan	Maintenance service of automated test equipment and measuring instruments

Advanmechatec Co., Ltd.	Japan	Manufacture of test handlers

Advantest Manufacturing, Inc.	Japan	Manufacture of automated test equipment and measuring instruments

Advantest Finance Inc.	Japan	Leasing of Advantest products

Japan Engineering Co., Ltd.	Japan	Development, manufacture and sales of semiconductor test burn-in systems

Advantest America Corporation (Holding Co.)	U.S.	Headquarters of North American operations

Advantest America, Inc.	U.S.	Sales of automated test equipment

Advantest (Europe) GmbH	Germany	Headquarters of European operations and sales of automated test equipment

Advantest Taiwan Inc.	Taiwan	Sales of automated test equipment

Advantest (Singapore) Pte. Ltd.	Singapore	Holding company of Asian subsidiaries and sales of automated test equipment

Each of the subsidiaries listed above is a direct or indirect wholly-owned subsidiary of Advantest.

In April 2003, Advantest incorporated a company that develops electronic measuring instruments as its principal activity.

As of July 2003, as part of its efforts to consolidate many of its manufacturing processes for both its automated test equipment and measuring instruments business segments, Advantest spun off the back-end manufacturing of its automated test equipment business and a part of its measuring instruments business to Advanelectron Co., Ltd., which manufactures automated test equipments. Advantest then simultaneously caused Advantest Instruments Corporation, which manufactures measuring instruments, to be merged into Advanelectron Co., Ltd. The surviving corporation was renamed Advantest Manufacturing, Inc. and Advantest holds 100% of the capital stock of the surviving corporation.

As of December 2003, Japan Engineering Co., Ltd. became a wholly-owned subsidiary of Advantest through a share exchange. Japan Engineering Co., Ltd.’s main business is the development, manufacture and sales of semiconductor test burn-in systems. The share exchange effected further technological, financial and personnel synergies between the two companies, with a view towards strengthening the management and operations of Japan Engineering Co., Ltd. Advantest believes that this transaction did not have a material effect on its consolidated financial position or results of operations.

As of April 2004, Advantest merged Advantest Manufacturing, Inc. with Advanmicrotec Co., Ltd., a subsidiary that manufactures components and parts used in Advantest’s products as a continuing part of its efforts to consolidate its manufacturing processes and to increase production efficiencies. Advantest does not anticipate that these transactions will have a material effect on Advantest’s future consolidated financial position or results of operations.

4.D	PROPERTY, PLANTS AND EQUIPMENT

As of June 1, 2004, Advantest owned manufacturing facilities in Japan, the U.S., Korea and Malaysia.

Set forth below is a list of each of Advantest’s material properties, the use and location of the property and the approximate size of the property on which the facility is located.

Name	Location	Approximate Size (m2)	Use
Gunma Plant	Gunma, Japan	88,512	Manufacture of semiconductor test systems and measuring instruments

Menuma Plant	Saitama, Japan	64,183	Manufacture of components of automated test equipment and measuring instruments

Ohtone R&D Center	Saitama, Japan	85,817	Research and development of semiconductor test systems; manufacture of handlers; research and development and manufacture of E-beam lithography systems; manufacture of device interfaces

Gunma R&D Center	Gunma, Japan	250,887	Research and development of semiconductor test systems, device interfaces and measuring instruments

Advantest Laboratory	Miyagi, Japan	68,030	Basic technology research

In addition to its manufacturing facilities, Advantest’s properties include owned and leased sales offices and customer support centers throughout the world and research facilities in Japan, the U.S. and France. Advantest owns each of its significant properties.

In fiscal 2003, Advantest moved its manufacturing operations of measuring instruments from the Gunma Plant II to the Gunma Plant and the Menuma Plant.

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

As of June 1, 2004, Advantest does not have any material plans to construct, expand or improve its facilities.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A	OPERATING RESULTS

You should read the following discussion and analysis of Advantest’s financial condition and results of operations together with “Key Information—Selected Financial Data” and its audited consolidated financial statements as of March 31, 2003 and 2004 and for each of the years in the three year period ended March 31, 2004 and the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared under accounting principles generally accepted in the U.S.

Overview

In fiscal 2003, Advantest’s business segments are the automated test equipment business and measuring instruments business. Automated test equipment is used during the semiconductor production process to confirm that a semiconductor functions properly. Automated test equipment manufactured by Advantest consists of semiconductor test systems, test handlers, device interfaces and software. Advantest classifies its semiconductor test systems as equipment for either memory or non-memory semiconductors. Automated test equipment is Advantest’s most significant business segment, accounting for 92.3% of net sales in fiscal 2003.

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

During fiscal 2003, conditions affecting Advantest’s automated test equipment business have been generally favorable due to an increase in capital expenditures in the semiconductor manufacturing industry, as stimulated by the substantial sales of digital consumer products including digital cameras and DVD recorders, decreased volatility of DRAM prices, and improved demand for personal computers. For a detailed discussion of these factors and their effect on demand for automated test equipment, see “Information on the Company—Business Overview—Industry Overview”.

In the automated test equipment business, flash memory testers in the memory tester market increased sales both domestically and overseas. In addition, DRAM testers experienced increased sales, particularly with respect to new models such as the T5593 high-speed memory tester for next generation double data rate, or DDR, memory and general purpose high-speed memory testers, which generated a high level of purchase inquiries both in Japan and overseas.

In the SoC and application specific semiconductor testers market, testers for SoC used in mobile phones and digital computer devices and testers for LCD driver integrated circuits maintained sales at high levels from the previous fiscal year, particularly in Japan and Taiwan. In addition, Advantest introduced new products aimed at the CCD and in-car device market.

As a result of the above, net sales of the automated test equipment business in fiscal 2003 increased by 89.4% to ¥160,855 million compared with fiscal 2002. This follows a 14.4% increase in fiscal 2002 compared to fiscal 2001. Advantest experienced an increase in net sales in the second half of fiscal 2003 of 86.2% compared to the first half of fiscal 2003. Overseas sales as a percentage of total sales in the automated test equipment business were 70.2% in fiscal 2003, as compared to 65.4% in the previous fiscal year. Advantest believes that, despite the beginning of a recovery in the semiconductor market, there exists significant cyclicality and a continued lack of visibility regarding semiconductor demand.

While Advantest’s net sales and financial conditions and results of operations in fiscal 2003 were affected by price pressure, results of operations showed significant increase over fiscal 2002. Net sales in the memory semiconductor test systems increased by 117.4% as compared to fiscal 2002, and net sales in the non-memory semiconductor test systems increased by 56.1% as compared to fiscal 2002. Advantest’s best selling non-memory semiconductor test systems in fiscal 2003 were the T6300 series, which tests LCD driver integrated circuits used in LCD displays, and the T6500 series, Advantest’s lower cost SoC semiconductor test system in its product line-up. Demand for these semiconductor test systems was driven by expanded production during 2002 and 2003 of digital consumer electronics that incorporate semiconductors, including wireless handsets, DVD recorders and digital cameras. These semiconductors typically are mass-produced and carry per unit market prices that are lower than high-end SoC semiconductors and high-bandwidth DRAM and SRAM products. Therefore, Advantest’s customers that produce these semiconductors required less expensive semiconductor test systems in order to reduce their overall manufacturing costs.

Advantest believes that demand for its newer models was driven by customers’ increased levels of capital expenditures towards the improvement of their production capacities, such as through investments relating to 300 millimeter wafers and to the next generation of memory devices. In most cases, the sales price of a semiconductor test system product line gradually decreases over its commercial life.

Advantest believes that price pressure with respect to automated test equipment tends to be strongest during periods when demand, in terms of volume, for semiconductors is increasing, but there exists pressure on the market price for semiconductors. Advantest faced significant price pressure in almost all of its product lines during fiscal 2001 and 2002. Advantest believes that, in fiscal 2003, there continued to exist significant price pressure. While the semiconductor industry experienced a recovery, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on its product lines. Advantest believes that despite this significant price pressure, Advantest was able to increase its competitiveness by bringing to market new models.

Measuring Instruments

Advantest net sales from measuring instruments increased in fiscal 2003 by 4.2% compared to fiscal 2002 following a 39.0% decrease in fiscal 2002 compared to fiscal 2001.

Demand for Advantest’s measuring instruments is closely tied to growth rates in the wireless and fiber optic communications industries. In fiscal 2003, major contributing factors to the overall investment levels in communications infrastructure were:

•	the recovery of the global economy,

•	the slow pace of implementation of third-generation wireless communications networks in the U.S., Europe and Asia, and

•	the completion of the build-out of third-generation wireless communications networks in Japan.

For a detailed discussion of these and other factors affecting investment levels in the communications industry, see “Information on the Company—Business Overview—Industry Overview”.

In 2003, Advantest believes that investment in third-generation wireless networks in Europe increased as compared to 2002. Advantest believes that in Japan, investment in third-generation wireless networks peaked in 2003. Advantest also believes that investment in wireless communications networks increased in Asia (excluding Japan) in 2003, primarily due to the commencement of services using third-generation wireless networks in Korea and increased investments in the mobile communications industry in the rest of Asia, particularly the People’s Republic of China.

As a result of the above, net sales in the measuring instruments business increased marginally in fiscal 2003 by 4.2% as compared with the previous fiscal year. Overseas sales as a percentage of total sales in the measuring instruments business were 25.2% in fiscal 2003, as compared to 25.8% in fiscal 2002.

Advantest also sells general measuring instruments, demand for which is affected by the impact on electronics manufacturers of global consumer spending levels and economic growth. Demand for general measuring instruments in fiscal 2003 was positively affected by the increase in capital expenditures by Japanese electronics manufacturers and by the recovery of the market particularly in the second half of fiscal 2003. Beginning in April 2003, Advantest offers its customers general measuring instruments through a distribution agreement with its former subsidiary.

Advantest also sold products manufactured by Rohde & Schwarz GmbH & Co., KG in Japan. These products are predominantly used in designing and manufacturing high frequency devices and audio/video electronics. Sales of Rohde & Schwarz products constituted 22.6% of net sales of Advantest’s measuring instruments business in fiscal 2002 and 19.0% in fiscal 2003. Advantest purchases products from Rohde & Schwarz at wholesale prices, and records the total sales price as net sales from the sale of measuring instruments as Advantest assumes the risks of ownership upon the purchase of products from Rohde & Schwarz. Sales of Rohde & Schwarz products fell by 10.7% in fiscal 2003 compared to fiscal 2002. As of April 2004, Advantest and Rohde & Schwarz GmbH & Co. KG of Germany terminated the distribution agreement under which Advantest was the exclusive distributor in Japan of signal generators, signal analyzers, spectrum analyzers, network analyzers and power meters manufactured by Rohde & Schwarz. An affiliate of Rohde & Schwarz will continue to sell Advantest’s measuring instruments in Europe.

Since July 2002, Advantest’s wholly-owned subsidiary, Advantest America Measuring Solutions, Inc. has been the sole distributor of measuring instruments in North America. In April 2004, Advantest commenced an arrangement with MetricTest, a company with a large sales and distribution network, under which MetricTest became a distributor of Advantest’s measuring instruments in the U.S. Advantest’s sales of measuring instruments in North America increased by approximately 1.2% in fiscal 2003 compared to fiscal 2002 and decreased by approximately 74.4% in fiscal 2002 compared to fiscal 2001. Advantest is focused on increasing its market share in the U.S.

Advantest continued to face a significant amount of price pressure on its measuring instrument products in fiscal 2003 primarily due to the slow recovery in demand in its customers’ industries and excess inventory on the part of its competitors.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥26,674 million in fiscal 2001, ¥23,615 million in fiscal 2002, and ¥21,637 million in fiscal 2003, which resulted in research and development expenses as a percentage of net sales of 28.0% in fiscal 2001, 24.1% in fiscal 2002 and 12.4% in fiscal 2003. Advantest expects to continue to make substantial investments in research and development, with approximately ¥25.0 billion currently budgeted for research and development in fiscal 2004. The amount of Advantest’s research and development budget for fiscal 2004 is subject to change based on its results of operations during fiscal 2004 and changes in its expectations for future periods.

Personnel

As of March 31, 2004, Advantest had a total of 3,544 full-time employees, an increase of 25 persons, or 0.7%, over March 31, 2003. During fiscal year 2002, there was a reduction in the number of Advantest employees by approximately 700 through a voluntary early retirement program offered to employees in Japan and lay-offs of employees in foreign locations and the sale of all of its shares of a subsidiary in Japan pursuant to a management buyout.

Advantest plans to continue its periodic recruitment of new graduates as part of its mid- to long-term growth strategy. Advantest expects that a majority of these new hires will join the research and development division or the customer support/service division to support the growth of Advantest’s businesses. The remainder of these new hires is expected to join Advantest’s sales or administrative divisions. The addition of these new hires may increase Advantest’s future selling, general and administrative expenses and its research and development expenses.

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

Translation risk is the risk that Advantest’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in which subsidiaries of Advantest prepare their financial statements against the Japanese yen. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior periods and among various geographic markets, the translation effect is a reporting consideration and does not reflect Advantest’s underlying results of operations. Advantest does not hedge against translation risk.

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

Generally, a weakening of the Japanese yen against other currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. A strengthening of the Japanese yen against other currencies, particularly the U.S. dollar, has the opposite effect. The Japanese yen generally strengthened against the U.S. dollar throughout fiscal 2003 and fiscal 2002, when compared to fiscal 2001.

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

Inventories

Advantest’s inventories consist of on-hand inventory, including inventory located at customer sites, and inventory that is on-order and subject to a contract that is non-cancelable. Advantest states its inventories at the lower of cost or market. Cost is determined using the average cost method. Advantest determines the market for finished goods by determining net realizable value and for raw materials by identifying replacement cost. Advantest reviews its inventories and determines the appropriate amount of any inventory write-downs periodically based on these reviews. Write-downs occur from the discontinuation of product lines, inventory in excess of estimated usage, the release of new products which renders inventory obsolete and declines in net realizable value of Advantest’s inventory leased to customers. Advantest recognizes inventory write-downs in cost of sales.

Advantest’s inventories increased by ¥14,428 million, or 41.2%, during fiscal 2003 to ¥49,423 million as of March 31, 2004. Advantest recorded inventory write-downs in the amount of ¥2,126 million in fiscal 2003 following write-downs of ¥2,553 million in fiscal 2002. The write-down in fiscal 2003 primarily consisted of ¥1,593 million from the discontinuation of product lines, including those product lines that were replaced by new product lines. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2004 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Trade Accounts Receivable

Advantest’s trade accounts receivable, less allowance for doubtful accounts was ¥76,133 million as of March 31, 2004, up from ¥42,921 million as of March 31, 2003. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected. Advantest has not recorded any allowances for trade accounts receivable for its largest customers, a majority of which are large, well-capitalized semiconductor manufacturers, test houses and foundries. Advantest receives deposits from most of its measuring instruments distributors. Advantest believes that the amounts of these deposits are sufficient to offset the amounts of any possible defaults on accounts receivable of these customers.

Advantest periodically reviews its estimated allowances for doubtful accounts taking into account the customer’s payment history, assessing the customer’s current financial position and considering other information that is publicly available and the customer’s credit worthiness. Additional reviews are undertaken upon reports of significant changes in the financial condition of Advantest’s significant customers and the semiconductor industry.

While the semiconductor market experienced a recovery in fiscal 2003, certain Advantest customers continued to experience shortages of cash flows that impacted their ability to make required payments. At the end of fiscal 2003, Advantest increased its allowance for doubtful accounts by ¥1,224 million to ¥2,464 million. These amounts were charged to selling, general and administrative expenses. While conditions in the industries of some of Advantest’s customers are expected to improve in fiscal 2004, additional allowances may be necessary if conditions in the industries of some of Advantest’s customers do not improve in the near-term. Conversely, a reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the current fiscal period.

Accrued Warranty Expenses

Advantest’s automated test equipment and measuring instrument products are generally subject to a 12-month warranty. In addition, under certain circumstances, Advantest is responsible for the repair of defective components and parts. Advantest provides an allowance for estimated warranty expenses when product revenue is recognized as part of its selling, general and administrative expenses. The allowance for estimated warranty expenses represents management’s best estimate at the time of sale of the total costs that Advantest will incur to repair or replace components or parts that fail while still under warranty. Advantest records its allowance for estimated warranty expenses based on the historical ratio of actual repair expenses to corresponding sales. The foregoing evaluations are inherently uncertain as they require estimates as to maintenance costs and failure rates related to different product lines. Consequently, actual warranty costs may differ from the estimated amounts and could result in additional warranty expenses. If actual warranty costs significantly exceed the amount of Advantest’s allowance for warranty expenses, it would negatively affect the future results of operations of Advantest. Accrued warranty expenses were ¥3,121 million in fiscal 2003, up from ¥2,396 million in fiscal 2002.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At March 31, 2004, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥33,323 million of which ¥13,079 million represents net operating losses, or NOL, carried forward available to offset future taxable income. In order to fully realize these NOLs, Advantest will need to generate taxable income in excess of approximately ¥32,455 million prior to when the NOLs expire. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, including management’s expectations of future semiconductor and automated test equipment market prospects, manufacturing efficiencies, the continued reduction of fixed charges and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, including NOLs, net of the existing valuation allowance, at March 31, 2004. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect of any such reduction on Advantest’s consolidated financial position and results of operations could be significant.

Results of Operations—Fiscal 2003 Compared with Fiscal 2002

Net Sales

Advantest’s net sales increased by ¥76,478 million, or 78.2%, compared with fiscal 2002 to ¥174,218 million in fiscal 2003. This increase primarily resulted from an increase in sales in the automated test equipment business segment, due to an increase in capital expenditures in the semiconductor manufacturing industry, as stimulated by the substantial sales of digital consumer products including digital cameras, DVD recorders and digital televisions, decreased volatility of DRAM prices, and improved demand for personal computers. The estimated effect of changes in exchange rates during fiscal 2003 was to decrease Advantest’s net sales by ¥3,500 million.

The following is a discussion of net sales for Advantest’s automated test equipment and measuring instruments business segments. Net sales amounts discussed represent only sales to unaffiliated customers.

Automated Test Equipment Business

In fiscal 2003, net sales from Advantest’s automated test equipment business accounted for 92.3% of total net sales. Net sales from Advantest’s automated test equipment business increased by ¥75,945 million, or 89.4%, compared to fiscal 2002 to ¥160,855 million in fiscal 2003. Advantest’s net sales in the second half of fiscal 2003 were ¥104,655 million, which resulted in a ¥ 48,455 million, or 86.2%, increase compared to the first half of fiscal 2003. The estimated effect of changes in exchange rates during fiscal 2003 was to decrease Advantest’s net sales from its automated test equipment business by ¥3,400 million.

Net sales of memory semiconductor test systems increased by ¥48,534 million, or 117.4%, compared to fiscal 2002 to ¥89,861 million in fiscal 2003. This increase was generally attributable to increased sales of the T5370 series, Advantest’s best selling product line in fiscal 2003 and increased sales of DRAM testers. In particular, the T5377, a general purpose high-speed memory tester, and the T5593, a high-speed memory tester for next-generation DDR memory, generated a high level of purchase inquiries both in Japan and overseas. Increased sales of memory semiconductor test systems were partially offset by the adverse effects of sales mix and price pressure. For a discussion of sales mix and price pressure, see “—Overview—Automated Test Equipment”. Advantest estimates that its market share in memory test systems rose to 61% in 2003 from 51% in 2002. Advantest believes its market share increased in 2003 because of its focus on bringing to market its competitive flash memory line of semiconductor test systems, on meeting increased demand for short-term product delivery and implementation and on maintaining its significant share of the back-end memory semiconductor test systems market. Advantest has a much larger market share in back-end memory semiconductor test systems than in front-end memory semiconductor test systems.

Net sales of non-memory semiconductor test systems increased by ¥10,044 million, or 56.1%, compared to fiscal 2002 to ¥27,942 million in fiscal 2003. This increase was generally attributable to a significant increase in tester sales in Japan, Korea and Taiwan. Among others, there were increased sales of the T6300 series that test LCD driver integrated circuits and the T6500 series that test SoC used in mobile phones and digital consumer products. In addition, Advantest introduced new products aiming at the CCD and in-car device market. For a discussion of sales mix and price pressure, see “—Overview—Automated Test Equipment”. Given the increase in sales of non-memory (including SoC) semiconductor test systems, Advantest’s market share in SoC semiconductor test systems rose from 9% in 2002 to 11% in 2003.

Net sales of test handlers and device interfaces increased by ¥15,277 million, or 80.7%, compared to fiscal 2002 to ¥34,211 million in fiscal 2003, reflecting the increase in number of semiconductor test system units sold.

Net sales of other products in the automated test equipment business increased by ¥2,091 million, or 31.0%, to ¥8,841 million in fiscal 2003.

Measuring Instruments Business

Net sales from Advantest’s measuring instruments business increased by ¥533 million, or 4.2%, when compared to fiscal 2002, to ¥13,363 million in fiscal 2003.

In 2003, Advantest believes that investment in third-generation wireless networks in Europe increased as compared to 2002. Advantest believes that in Japan, investment in third-generation wireless networks peaked in 2003. Advantest also believes that investment in wireless communications networks increased in Asia (excluding Japan) in 2003, primarily due to the commencement of services using third-generation wireless networks in Korea and increased investments in the mobile communications industry in the rest of Asia, particularly the People’s Republic of China.

Net sales of wireless communications instruments decreased by ¥384 million, or 8.0%, when compared to fiscal 2002, to ¥4,394 million in fiscal 2003. This decrease was primarily attributable to the delays in investment in Asia, particularly in Korea, of the establishment of base stations for third-generation wireless communications networks. This decrease was partially offset by an increase in Taiwan in the production of equipment used in wireless LANs.

Net sales of fiber optic communications instruments decreased by ¥465 million, or 30.4%, when compared to fiscal 2002, to ¥1,067 million in fiscal 2003. This decrease was primarily attributable to the continuing contraction in investment in fiber optic communications networks in the U.S., Europe and Japan which began in early 2001.

Net sales of other instruments increased by ¥1,382 million, or 21.2%, when compared to fiscal 2002, to ¥7,902 million in fiscal 2003. The increase in sales of general measuring instruments was primarily attributable to the increase in consumer spending on mobile phones and other digital consumer products caused by the general recovery in the global economy and the expansion of the economy in the People’s Republic of China, resulting in an increase in investments in the production of radio frequency parts for mobile communication technology.

Geographic Markets

Advantest experienced an increase in net sales in each of its geographic markets, with sales in Asia (excluding Japan) experiencing the largest increase.

Net sales in Asia (excluding Japan) increased by ¥48,302 million, or 117.1%, compared to fiscal 2002 to ¥89,563 million in fiscal 2003. Net sales in Taiwan increased by ¥18,214 million, an increase of 133.9% compared to fiscal 2002. Net sales in Korea increased by ¥15,293 million, an increase of 114.8% compared to fiscal 2002. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) increased by ¥14,795 million, an increase of 103.2% compared to fiscal 2002. This increase was primarily attributable to increased sales of automated test equipment to foundries and test houses in Taiwan, increased sales of memory semiconductor test systems to two large semiconductor makers in Korea and increased sales of automated test equipment to China and the rest of Asia (excluding Japan, Taiwan and Korea). The estimated effect of changes in exchange rates during fiscal 2003 was to decrease Advantest’s net sales from sales in Asia by ¥3,200 million.

Net sales in North America increased by ¥7,598 million, or 87.7%, compared to fiscal 2002 to ¥16,264 million in fiscal 2003. This increase was primarily attributable to an increase in sales of memory and non-memory semiconductor test systems in the U.S. due to increased capital expenditures by semiconductor makers. The estimated effect of changes in exchange rates during fiscal 2003 was to decrease Advantest’s net sales in North America by approximately ¥1,100 million.

Net sales in Japan increased by ¥19,117 million, or 49.2%, compared to fiscal 2002 to ¥57,990 million in fiscal 2003. This increase was attributable to increased sales of non-memory semiconductor test systems, in particular the T6300 LCD driver integrated circuit test systems, as well as the increased sales of flash memory and DRAM semiconductor test systems. This increase was partially offset by a decrease in sales of wireless communications measuring instruments due to the completion of the initial build-out of third-generation wireless networks in Japan.

Net sales in Europe increased by ¥1,461 million, or 16.3%, compared to fiscal 2002 to ¥10,401 million in fiscal 2003. Net sales in Europe did not increase at levels comparable to Advantest’s other geographic markets primarily due to the increase in outsourcing of manufacturing processes in Asia by Advantest’s customers in the memory semiconductor test system market, thus shifting memory semiconductor test system sales to the Asia geographic market. Due to the depreciation of the yen in comparison to the Euro, the estimated effect of changes in exchange rates during fiscal 2003 was to increase Advantest’s net sales from sales in Europe by approximately ¥800 million.

Operating Expenses

Advantest’s operating expenses increased by ¥28,775 million, or 25.1%, compared with fiscal 2002 to ¥143,258 million in fiscal 2003.

Cost of sales increased by ¥28,962 million, or 51.2%, compared to fiscal 2002 to ¥85,513 million in fiscal 2003. This increase consists primarily of the increase in cost of sales in the automated test equipment business of ¥26,679 million, or 56.9%, compared to fiscal 2002 and the increase in cost of sales in the measuring instruments business of ¥2,209 million, or 22.3%, compared to fiscal 2002. Cost of sales as a percentage of net sales in fiscal 2003 improved by 8.8%, compared to fiscal 2002.

Cost of sales as a percentage of net sales of automated test equipment in fiscal 2003 improved 9.5%, compared to fiscal 2002. Advantest believes that the decrease in cost of sales as a percentage of net sales of automated test equipment in fiscal 2003 was primarily due to the decrease of approximately 10% in average costs of parts and components which comprises the largest portion of Advantest’s costs and its efforts to reduce the number of employees over the last two years, the consolidation of some of its subsidiaries and its attempt to increase production efficiencies. Advantest’s efforts, however, were offset by the adverse effects of sales mix and price pressure. For a discussion of sales mix and price pressure, see “—Overview—Automated Test Equipment”.

Cost of sales as a percentage of net sales of measuring instruments in fiscal 2003 increased 13.5%, compared to fiscal 2002. This increase resulted primarily from an increase in inventory write-downs of discontinued products and components in fiscal 2003 compared to fiscal 2002. When calculated excluding the effects of inventory write-downs, Advantest’s cost of sales as a percentage of net sales of measuring instruments remained at same levels in fiscal 2003 compared to fiscal 2002.

Research and development expenses decreased by ¥1,978 million, or 8.4%, when compared to fiscal 2002, to ¥21,637 million in fiscal 2003. This decrease in research and development expenses reflects a reduction in the number of employees, as well as a decrease in amounts paid to third party research facilities and the effects of Advantest’s efforts to further focus its research and development efforts.

Selling, general and administrative expenses increased by ¥1,791 million, or 5.2%, compared to fiscal 2002 to ¥36,108 million in fiscal 2003. This increase is primarily attributable to a ¥1,793 million increase in product warranty expenses in fiscal 2003 compared to fiscal 2002. This increase in product warranty expenses is primarily due to the significant increase in net sales. In comparison, the amount of warranty claims in fiscal 2002 was lower than historical averages, thereby lowering the amount of accrued warranty expenses that Advantest needed to record during fiscal 2002 to cover net sales made during that period.

In addition, the measuring instruments business faced operating deficits in the two preceding fiscal years, and despite Advantest’s restructuring efforts, did not return to profitability in the current fiscal year. Therefore, Advantest made a determination to recognize an impairment charge on long-lived assets of this business and recorded a charge in the aggregate amount of ¥3,030 million. Further, selling, general and administrative expenses increased in fiscal 2003 primarily due to an increase in allowance for doubtful accounts for the receivables from certain customers in Asia in the amount of ¥1,402 million. However, in comparison to fiscal 2002, selling, general and administrative expenses in fiscal 2003 were offset by the lack of restructuring expenses incurred in fiscal 2002, such as the voluntary retirement incentives, in the amount of ¥4,090 million.

Operating Income (Loss)

Operating income was ¥30,960 million in 2003, an increase of ¥47,703 million, in contrast to an operating loss of ¥16,743 million in fiscal 2002.

Operating income of the automated test equipment business increased by ¥48,097 million, or 10,343.4% compared to fiscal 2002, to an income of ¥48,562 million in fiscal 2003.

Operating loss of the measuring instruments business increased by ¥1,114 million, or 14.0% compared to fiscal 2002, to a loss of ¥9,053 million in fiscal 2003.

Changes in operating income or loss for fiscal 2003 compared to fiscal 2002 reflect the factors discussed above.

Other Income (Loss) and Expenses

Interest and dividend income decreased by ¥68 million, or 16.7%, when compared to fiscal 2002, to ¥339 million in fiscal 2003. This decrease was primarily due to the decrease in interest earned resulting from the drop in interest rates in Japan.

Interest expense decreased by ¥21 million, or 4.3% when compared to fiscal 2002, to ¥469 million in fiscal 2003. This decrease was primarily due to lower interest rate payments due to a repayment of bonds in the amount of ¥2,200 million during fiscal 2003 and a lower average balance of total long-term debt outstanding during fiscal 2003 compared to fiscal 2002.

Other income expense increased by ¥90 million, or 4.8%, compared to fiscal 2002 to ¥1,952 million in fiscal 2003. This increase in other income expense resulted primarily from the change in foreign exchange gains and losses by ¥366 million compared to fiscal 2002 to a loss of ¥186 million in fiscal 2003. Foreign exchange gains and losses represent the difference between the value of foreign currency-denominated sales translated at prevailing exchange rates and either the value of sales amounts settled during the year, including those settled using foreign exchange forward contracts, or the value of accounts receivable and payables outstanding remeasured at the exchange rate in effect at March 31, 2004. In fiscal 2003, foreign exchange gains and losses was negatively impacted compared to the prior year by the strengthening of the yen against the U.S. dollar.

However, Advantest’s other income expense was offset by the decrease in the other-than-temporary declines in fair value of investment securities from ¥1,747 million in fiscal 2002 to ¥1,429 million in fiscal 2003.

Income Taxes

Advantest’s effective tax rate was 40.0% in fiscal 2003. Advantest’s effective tax rate for fiscal 2002 was 30.5%. Advantest’s statutory tax rate was 42.0% for fiscal 2003. The difference between the statutory tax rate of 42.0% and the effective tax rate of 40.0% in fiscal 2003 was primarily due to earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan. For a more detailed discussion of income taxes of Advantest in fiscal 2003 and fiscal 2002, see note 13 to Advantest’s consolidated financial statements.

Net Income (Loss)

Advantest’s net income (loss) increased by ¥30,323 million compared to fiscal 2002 resulting in a net gain of ¥17,329 million in fiscal 2003. The changes in net income (loss) for fiscal 2003 compared to fiscal 2002 reflect the factors discussed above.

Other Comprehensive Income (Loss)

Advantest’s other comprehensive loss increased by ¥1,135 million, or 39.5%, compared to fiscal 2002 to ¥4,006 million in fiscal 2003. One of the reasons for this increase in loss was a ¥1,061 million increase in foreign currency translation adjustment from a loss of ¥2,915 million in fiscal 2002 to a loss of ¥3,976 million in fiscal 2003. Further, in fiscal 2003, Advantest accounted for minimum pension liability and stated ¥1,396 million of other comprehensive loss due to an unfunded accumulated benefit obligation that resulted from a change in discount rate used in pension accounting from 2.5% to 2.0%. However, other comprehensive loss was offset by an unrealized holding gain on investment securities of ¥1,322 million due to the recovery of the Japanese securities market.

Results of Operations—Fiscal 2002 Compared with Fiscal 2001

Net Sales

Advantest’s net sales increased by ¥2,496 million, or 2.6%, compared with fiscal 2001 to ¥97,740 million in fiscal 2002. This increase resulted from an increase in sales in the automated test equipment business, partially offset by a decrease in the measuring instruments business. The estimated effect of changes in exchange rates during fiscal 2002 was to increase Advantest’s net sales by ¥266 million.

The following is a discussion of net sales for Advantest’s automated test equipment and measuring instruments business segments. Net sales amounts discussed represent only sales to unaffiliated customers.

Automated Test Equipment Business

In fiscal 2002, net sales from Advantest’s automated test equipment business accounted for 86.9% of total net sales. Net sales from Advantest’s automated test equipment business increased by ¥10,704 million, or 14.4%, compared to fiscal 2001 to ¥84,910 million in fiscal 2002. Advantest’s net sales in the second half of fiscal 2002 were ¥49,786 million, which resulted in a ¥14,662 million, or 41.7%, increase compared to the first half of fiscal 2002. The estimated effect of changes in exchange rates during fiscal 2002 was to increase Advantest’s net sales from its automated test equipment business by ¥280 million.

Net sales of memory semiconductor test systems increased by ¥629 million, or 1.5%, compared to fiscal 2001 to ¥41,327 million in fiscal 2002. This increase was generally attributable to increased sales of the T5370 series, Advantest’s best selling product line in fiscal 2002, partially offset by a decrease in units sold of the

T5580 series and the adverse effects of sales mix and price pressure. For a discussion of sales mix and price pressure, see “—Overview—Automated Test Equipment”. Advantest’s market share in memory semiconductor test systems fell from 61% in 2001 to 51% in 2002. Advantest believes its market share declined in 2002 because the proportion of semiconductor test systems that perform front-end testing of DRAM and flash memory semiconductors sold in the market increased compared to other memory semiconductor test systems. Advantest has a much larger market share in back-end memory semiconductor test systems than in front-end memory semiconductor test systems.

Net sales of non-memory semiconductor test systems increased by ¥6,538 million, or 57.6%, compared to fiscal 2001 to ¥17,898 million in fiscal 2002. This increase was generally attributable to increased sales in Japan, Korea and Taiwan of its T6300 series which tests LCD driver integrated circuits used in LCD displays, digital cameras and wireless handsets, and increased sales of the T6500 series resulting from expanded production of digital consumer electronics and DVD recorders. This increase was offset, in part, by the adverse effects of sales mix and price pressure. For a discussion of sales mix and price pressure, see “—Overview—Automated Test Equipment”. Despite the increase in sales of non-memory (including SoC) semiconductor test systems, Advantest’s market share in SoC semiconductor test systems fell from 11% in 2001 to 9% in 2002.

Net sales of test handlers and device interfaces increased by ¥2,173 million, or 13.0%, compared to fiscal 2001 to ¥18,934 million in fiscal 2002, reflecting the increase in number of semiconductor test system units sold.

Net sales of other products in the automated test equipment business increased by ¥1,364 million, or 25.3%, to ¥6,751 million in fiscal 2002.

Measuring Instruments Business

Net sales from Advantest’s measuring instruments business decreased by ¥8,208 million, or 39.0%, compared to fiscal 2001 to ¥12,830 million in fiscal 2002.

Net sales of wireless communications instruments decreased by ¥2,800 million, or 36.9%, compared to fiscal 2001 to ¥4,778 million in fiscal 2002. This decrease was primarily attributable to the decrease in investment in Japan in third-generation wireless communications networks following the completion of the initial build-out in fiscal 2000 and the decrease in investment in the U.S. and Europe in existing wireless communications networks. This decrease was partially offset by continued investment in Korea in third-generation wireless communications networks and in other parts of Asia in existing wireless communications networks, and an increase in Taiwan in the production of equipment used in wireless LANs.

Net sales of fiber optic communications instruments decreased by ¥5,607 million, or 78.5%, compared to fiscal 2001 to ¥1,532 million in fiscal 2002. This decrease was primarily attributable to the continuing contraction in investment in fiber optic communications networks in the U.S., Europe and Japan which began in early 2001.

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

Net sales in North America decreased by ¥10,477 million, or 54.7%, compared to fiscal 2001 to ¥8,666 million in fiscal 2002. This decrease was primarily attributable to decreased sales of automated test equipment to semiconductor manufacturers in the U.S. due to a significant decrease in capital expenditures by one of Advantest’s customers and, to a significantly lesser extent, decreased sales of measuring instruments to customers related to the wireless and fiber optic communications industries. The estimated effect of changes in exchange rates during fiscal 2002 was to decrease Advantest’s net sales in North America by ¥216 million.

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

Operating income of the automated test equipment business increased by ¥20,569 million compared to fiscal 2001 from a loss of ¥20,104 million to income of ¥465 million in fiscal 2002.

Operating loss of the measuring instruments business increased by ¥113 million compared to fiscal 2001 to a loss of ¥7,939 million in fiscal 2002.

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

5.B	LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was ¥28,215 million in fiscal 2003, compared to ¥4,967 million in fiscal 2002. Net cash provided by operating activities increased primarily due to the increase in net income to ¥17,329 million in fiscal 2003, the increase in trade accounts payable by ¥29,190 million in fiscal 2003 and increases in non-cash expenses, including a deferred income tax charge of ¥6,703 million and depreciation and amortization of ¥9,328 million, partially offset by the increase in trade account receivables by ¥35,285 million in fiscal 2003.

The percentage increase in trade accounts receivable in fiscal 2003 is comparable to that of net sales. The amount of trade accounts payable increased primarily due to the significant increase in inventory procurement resulting from higher projected sales for the first half of fiscal 2004 estimated as of the second half of fiscal 2003 compared to projected sales for the first half of fiscal 2003 estimated as of the second half of fiscal 2002.

Net cash used in investing activities was ¥5,070 million in fiscal 2003, compared to ¥8,419 million in fiscal 2002. The decrease in net cash used in investing activities was primarily attributable to the decrease in purchases of property, plant and equipment by ¥1,759 million compared to fiscal 2002 to ¥5,068 million in fiscal 2003 resulting from restraints in capital expenditures and the increase in income from the sale of marketable securities by ¥703 million to ¥710 million in fiscal 2003.

Advantest’s largest capital expenditures during fiscal 2003 consisted of its investment in equipment used in Advantest’s test equipment leasing program, its investment in research and development and its investment in manufacturing.

Advantest has budgeted ¥9.0 billion for capital expenditures in fiscal 2004. Advantest’s expected capital expenditures in fiscal 2004 include:

•	¥3.0 billion allocated to equipment used in Advantest’s test equipment leasing program; and

•	¥3.0 billion on equipment for research and development and manufacturing.

Advantest did not complete any large capital expenditures related to facilities and other infrastructure in fiscal 2003. Advantest currently does not have any plans for large capital expenditure projects in fiscal 2004 or 2005.

Net cash used in financing activities was ¥6,376 million in fiscal 2003, compared to ¥14,488 million in fiscal 2002. The decrease in net cash used in financing activities was primarily attributable to the decrease in payments made for Advantest’s stock repurchase program by ¥10,702 million to ¥31 million in fiscal 2003.

The outstanding amount of Advantest’s total long-term debt (including current installments) decreased ¥2,243 million, or 8.3% compared to March 31, 2003, to ¥24,626 million as of March 31, 2004. The current installments of long-term debt increased by ¥2,300 million to ¥4,543 million as of March 31, 2004. Advantest’s long-term debt consists of secured and unsecured borrowings with fixed interest rates ranging from 1.05% to 4.125%, with maturity dates ranging from 2003 to 2008, and unsecured bonds with fixed interest rates ranging from 0.88% to 1.88%, with maturity dates ranging from 2004 to 2005. Advantest’s largest issue of bonds or notes currently outstanding consists of ¥20,000 million in principal amount of 1.88% unsecured bonds due December 14, 2005. Advantest intends to repay the bond by using its available cash. All of Advantest’s long-term debt is denominated in Japanese yen. As of March 31, 2004, Advantest’s ratio of long-term debt (including current installments) to stockholders’ equity was 11.1%, compared to 12.8% as of March 31, 2003.

Advantest has various retirement and severance plans for employees, including contributory defined benefit retirement and severance plans consisting primarily of the Employees’ Pension Fund plan. As described in note 16 to Advantest’s consolidated financial statements, the unfunded portion of its benefit obligations as of March 31, 2004 amounted to ¥23,535 million, ¥18,348 million of which was recognized on Advantest’s balance sheet as of March 31, 2004. Advantest has contributed to the Employees’ Pension Fund plan in accordance with the funding requirements of applicable Japanese governmental regulations. Although there is presently no immediate or significant near-term increase expected in cash funding requirements, Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the Employees’ Pension Fund plan were ¥927 million in fiscal 2002, and ¥631 million in fiscal 2003. This decrease was primarily attributable to Advantest receiving approval from the Ministry of Health and Labor in August 2003 to be exempted from obligation for benefits related to future employee service for the substitutional portion of its Employees’ Pension Fund plan pursuant to the Defined Benefit Corporate Pension Law. Advantest expects to contribute approximately ¥575 million to its domestic defined benefit plans in fiscal 2004.

Advantest’s funding and treasury policy (including funding for capital expenditures), which is overseen and controlled by its Finance Department, has been and is to fund substantially all of its cash needs through cash from operating activities, cash and cash equivalents on hand and, to a lesser extent, through external sources including debt financing. Advantest expects to fund its capital expenditures in fiscal 2004 from cash and cash equivalents on hand. In the event conditions in the semiconductor industry, and thus the automated test equipment industry, experiences a downturn in the near to medium term, Advantest may need to fund future capital expenditures and other working capital needs through the incurrence of additional debt or dilutive issuances of equity securities.

Advantest’s cash and cash equivalents balance increased by ¥13,808 million in fiscal 2003 to ¥101,146 million as of March 31, 2004. At March 31, 2004, 74.1% of Advantest’s cash and cash equivalents were held in Japanese yen.

5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

In order to support leading technology, Advantest continues to develop products with measurement capabilities that can be utilized in such fields as electronics, communications and semiconductor manufacturing. Advantest’s research and development focuses on the development of new products and the refinement of existing products. Automated test equipment, in particular, is highly specialized and sold in relatively low volumes, and therefore requires a large and ongoing investment in development by Advantest to maintain competitiveness. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥26.6 billion in fiscal 2001, ¥23.6 billion in fiscal 2002 and ¥21.6 billion in fiscal 2003. Advantest employs over 1,000 engineers and other personnel in its research and development division.

Some of Advantest’s current research and development activities include:

Basic Technology

•	development of devices for the measurement of millimeter waves, that consist of electromagnetic radiation with extremely high frequencies that are used in broadband communications and radars;

•	development of testing and measuring technologies and components for photonic networks, which are networks that transmit communication signals entirely through optical signals. Advantest believes the communications industry will commence the roll-out of photonic networks around 2010;

•	development of constituent technologies, including high speed, energy-saving micro switches and high speed samplers used in semiconductor test systems and millimeter wave measuring instruments; and

•	development of methods to detect timing jitters in high bit-rate signals.

Automated Test Equipment

•	development of automated test equipment that has improved front-end DRAM testing functionality and requires less floor space; and

•	development of automated test equipment that has the capacity to simultaneously test multiple complex SoC semiconductors with large pin counts and requires less floor space.

Measuring Instruments

•	development of measuring instruments for devices that operate at extremely high frequencies and for networks that carry extremely high density transmissions; and

•	continued development of component module-based measuring instruments. Modularization is a process through which functions of Advantest’s measuring instrument product lines are installed into modules, thereby allowing for multi-functional instruments.

Advantest has four research and development facilities in Japan, two in the U.S. and one in France. Advantest merged its research and development operations at the Gyoda R&D Center, which served as a development facility for measuring instruments, with the Gunma R&D Center. In addition, Advantest’s Kita Kyushu R&D Center commenced operations in June 2002. The Kita Kyushu R&D Center will focus on research and development for Advantest’s business focused on automated test equipment for application specific semiconductor products which was launched in April 2002. This R&D Center is expected to provide timely and sophisticated support to semiconductor manufacturers and design companies in Kyushu, as well as in the rest of Asia.

In February 2002, Advantest established an SoC design center at its research and development facility in Santa Clara, California. Through this SoC design center, Advantest will work with top SoC design companies to develop new automated test equipment that meets the low-cost testing requirements of manufacturers of next-generation SoCs.

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

Advantest is also engaged in cooperative research and development activities with test and measurement companies and organizations. As of September 2003, Advantest entered into a joint development agreement with Leica Microsystems, Inc. whereby Advantest and Leica will co-operate in the research and development of an electron microscope with minute viewing capabilities for semiconductor photomasks.

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

For a discussion of the trends that affect Advantest’s business and financial conditions and results of operations, see “Information on the Company—Business Overview”, “Operating and Financial Review and Prospects—Operating Results” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

5.E	OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2004, Advantest provided financial guarantees to third parties related to lease obligations by Advantest’s customers of ¥543 million and to borrowings of ¥26 million of an entity that is primarily involved in research and development in third sector operations.

Advantest would be required to satisfy the lease obligation of its customers in the event of default. The guarantees are collateralized by the leased equipment. At March 31, 2004, Advantest has not accrued any obligation with respect to such guarantees, as it estimates the fair value of its potential obligations to be insignificant.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments at March 31, 2004.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Long-Term Debt, including current installments	¥24,626	¥4,543	¥20,073	¥10	¥—
Capital Lease Obligations	28	23	5	—	—
Operating Leases	884	320	495	69	—

Total Contractual Cash Obligations	¥25,538	¥4,886	¥20,573	¥79	¥—

5.G	SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

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

As of June 2004, the current members of the board of directors and corporate auditors of Advantest are as follows:

Name	Age	Position
Hiroshi Oura	70	Chairman of the Board and Chief Executive Officer

Shinpei Takeshita	63	Vice Chairman of the Board

Toshio Maruyama	56	Representative Board Director, President of Corporate Executive Officers and Chief Operating Officer

Kiyoshi Miyasaka	59	Director and Senior Executive Officer

Junji Nishiura	58	Director and Senior Executive Officer

Hiroji Agata	57	Director and Senior Executive Officer

Hitoshi Owada	58	Director and Managing Executive Officer

Takashi Tokuno	55	Director and Managing Executive Officer

Noboru Yamaguchi	62	Standing Corporate Auditor

Tadahiko Hirano	64	Standing Corporate Auditor

Takashi Takaya	62	Corporate Auditor

Kuniaki Suzuki	58	Corporate Auditor

The business address for each of Advantest’s board members and corporate auditors is c/o Advantest Corporation, Shinjuku-NS Building, 4-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo 163-0880, Japan.

The term of each director listed above expires in June 2005. The term of each of Mr. Hirano as Standing Corporate Auditor and Mr. Takaya as Corporate Auditor expires in June 2007. The term of each of Mr. Yamaguchi as Standing Corporate Auditor and Mr. Suzuki as Corporate Auditor expires in June 2008.

Hiroshi Oura has served as a Director of Advantest since 1989, when he joined the company, and as the Chairman of the Board and Chief Executive Officer since 2001. Mr. Oura also served as the President of Advantest from 1989 to 2001. From 1956 until 1989, Mr. Oura worked at Fujitsu Limited. Since 2000, Mr. Oura has been a member of the board of directors of the Japan Business Federation (formerly the Japan Federation of Economic Organization), a nationwide business association. Mr. Oura has also served as Trustee of the Japan Association of Corporate Executives since 1999, as Vice President of the Board of the Japan Electric Measuring Instruments Manufacturers’ Association (JEMIMA) since 2001 and as a member of the board of directors of Japan Electronics and Information Technology Industries Association (JEITA) since 2004. Mr. Oura was elected as an outside director of Fujitsu Limited on June 24, 2003, and currently serves in that position.

Shinpei Takeshita has served as a Director of Advantest since 1985 and as the Vice Chairman of the Board since 2001. Mr. Takeshita served as the Vice President of Advantest from 1997 to 2001. Mr. Takeshita also served as the General Manager of the Electron-Beam Lithography Division and oversaw all of Advantest’s business divisions and business groups for the board from 1997 to 2001. Mr. Takeshita also served as Senior Vice President of the Business Support Group from 1999 to 2001. Mr. Takeshita joined Advantest in 1964.

Toshio Maruyama has served as a Director of Advantest since 1989 and as President and Chief Operating Officer since 2001. Mr. Maruyama has also served as the Director of the Environmental Management Center since 2003. Mr. Maruyama served as the Senior Vice President of the ATE Sales Group from 1999 to 2001 and oversaw Advantest’s e-Commerce Initiatives. Mr. Maruyama joined Advantest in 1973.

Kiyoshi Miyasaka has served as a Director of Advantest since 1997, when he joined the company. Mr. Miyasaka was appointed as a Senior Executive Officer in 2003 and has overseen corporate planning and strategies of Advantest and has served as the General Manager of Strategic Business Initiatives since 2001. Mr. Miyasaka served as the development General Manager of the NBU (new business unit) Development Division from 2000 to 2001. Mr. Miyasaka oversaw the ATE Business Group and the HI (test handler and semiconductor device interface) Business Group from 2000 to 2001. From 1967 to 1997, Mr. Miyasaka worked at Fujitsu Limited.

Junji Nishiura has served as a Director of Advantest since 1993. Mr. Nishiura was appointed as a Senior Executive Officer in 2003 to oversee Advantest’s Technology and Production. Mr. Nishiura served as the General Manager of the ATE Business Division of the ATE Business Group from 1997 to 2001, the Senior Vice President of the ATE Business Group from 2000 to 2001 and oversaw Advantest’s products from 2001 to 2003. Mr. Nishiura joined Advantest in 1970.

Hiroji Agata has served as a Director of Advantest since 1993. Mr. Agata was appointed as a Senior Executive Officer in 2003 to oversee Advantest’s Sales and Marketing. Mr. Agata served as the Vice President of the ATE Sales Group from 1999 to 2001 and the Senior Vice President of the ATE Sales Group from 2001 to 2003. Mr. Agata joined Advantest in 1972.

Hitoshi Owada has served as a Director of Advantest since 1997. Mr. Owada was appointed as a Managing Executive Officer in 2003 to oversee the corporate affairs of Advantest. Mr. Owada served as the Manager of the Accounting and Finance Department from 1991 until June 2002, and the Senior Vice President of the Corporate Affairs Group and the General Manager of the Auditing Group from 2001 to 2003. Mr. Owada joined Advantest in 1970.

Takashi Tokuno has served as a Director of Advantest and has overseen Advantest’s product development since 2004. Mr. Tokuno was appointed as a Managing Executive Officer in 2003 and has also served as the Senior Vice President of the ATE Business Group since 2001. Mr. Tokuno served as the General Manager of the ATE Software Division of the ATE Business Group from 1992 to 2001 and the Vice President of the ATE Business Group from 2000 to 2001. Mr. Tokuno served as a Director of Advantest from 1996 to 2003. Mr. Tokuno joined Advantest in 1971.

Noboru Yamaguchi has served as a Standing Corporate Auditor of Advantest since 2001. Mr. Yamaguchi served as a Director of Advantest from 1995 to 2001. Mr. Yamaguchi served as the Senior Vice President of the Corporate Affairs Group from 1995 to 2001. Mr. Yamaguchi joined Advantest in 1995. From 1965 to 1995, Mr. Yamaguchi worked at Fujitsu Limited.

Tadahiko Hirano has served as a Standing Corporate Auditor of Advantest since 2000. Mr. Hirano served as a Director of Advantest from 1993 to 1999. Mr. Hirano joined Advantest in 1991. From 1964 to 1991, Mr. Hirano worked at The Dai-Ichi Kangyo Bank, Limited.

Takashi Takaya has served as a Corporate Auditor of Advantest since 2003. Mr. Takaya has worked at Fujitsu Limited since 1965. Mr. Takaya has previously served as a director of Fujitsu Limited. Mr. Takaya currently serves as a corporate auditor of Fujitsu Limited.

Kuniaki Suzuki has served as a Corporate Auditor of Advantest since 2004. Mr. Suzuki has worked at Fujitsu Limited since 1969. Mr. Suzuki currently serves as a director of Fujitsu Limited.

Corporate Executive Officers

In June 2003, Advantest introduced a new operational management system called the corporate executive officer system as described under “—Board of Directors and Corporate Auditors”. Each corporate executive officer is appointed to his position by the board of directors for a term of one year.

Advantest’s corporate executive officers as of June 2004 are as follows:

Name	Age	Position
Toshio Maruyama	56	President and Chief Operating Officer

Kiyoshi Miyasaka	59	Senior Executive Officer

Junji Nishiura	58	Senior Executive Officer

Hiroji Agata	57	Senior Executive Officer

Hitoshi Owada	58	Managing Executive Officer

Takashi Tokuno	55	Managing Executive Officer

Kenichi Mitsuoka	58	Managing Executive Officer

Norihito Kotani	56	Managing Executive Officer

Yuri Morita	56	Managing Executive Officer

Jiro Katoh	57	Managing Executive Officer

Takao Tadokoro	55	Executive Officer

Hiroyasu Sawai	54	Executive Officer

Hiroshi Tsukahara	53	Executive Officer

Masao Shimizu	51	Executive Officer

Masao Araki	57	Executive Officer

Yoshiaki Furuse	56	Executive Officer

Yuichi Kurita	54	Executive Officer

Yoshiro Yagi	52	Executive Officer

Hideaki Imada	49	Executive Officer

Shinichiro Umeda	54	Executive Officer

Mr. Maruyama, Mr. Miyasaka, Mr. Nishiura, Mr. Agata, Mr. Owada and Mr. Tokuno are also members of Advantest’s board of directors.

Kenichi Mitsuoka was appointed as a Managing Executive Officer in 2003 and has served as the Senior Vice President of the FA (Factory Automation) Business Group and as the General Manager of the Handler Division since 2001. Mr. Mitsuoka also served as the head of the HI (Handler & Interface) Business Group from 2000 to 2001. Mr. Matsuoka served as a Director of Advantest from 1995 to 2003. Mr. Mitsuoka joined Advantest in 1973.

Norihito Kotani was appointed as a Managing Executive Officer in 2003 and has also served as the Senior Vice President of the Application Specific Business Group and the General Manager of the Application Specific System Business Division since 2004. Mr. Kotani also served as the General Manager of the ATE 2nd Technology Division of the ATE Business Group from 1998 to 2000, the General Manager of the SoC Tester Technology Division of the ATE Business Group and the Manager of the 3rd R&D Department (semiconductor test systems for application specific semiconductor products) of the ATE Business Division of the ATE Business Group from 2000 to 2001, the Senior Vice President of the Technology Development Group from 2001 to 2003, the Senior Vice President of the Instrument Business Group from 2002 to 2004, the General Manager of the Product Development Division from 2002 to 2003 and the General Manager of the Engineering Division in 2003. Mr. Kotani served as a Director of Advantest from 1999 to 2003. Mr. Kotani joined Advantest in 1970.

Yuri Morita was appointed as a Managing Executive Officer in 2003. He has also served as the Manager of the Legal Department since 1996 and the Senior Vice President of the Corporate Affairs Group and the Assistant Director of the Environmental Management Center since 2003 and the Assistant Director (Administration) of the Environmental Management Center since 2004. Mr. Morita served as the Senior Vice President of the Export Control Division from 2000 to 2001 and the Vice President of the Corporate Affairs Group from 2001 to 2003 and the Manager of the General Affairs Department from February 2003 to June 2003. From 1972 to 1993, Mr. Morita worked at Fujitsu Limited and from 1994 to 1995 worked at Benesse Corp. Mr. Morita served as a Director of Advantest from 2000 to 2003. Mr. Morita joined Advantest in 1995.

Jiro Katoh was appointed as a Managing Executive Officer in 2004. He has also served as the Assistant Director (Technology) of the Environmental Management Center since 2004, an Executive Officer in 2003 and as the Senior Vice President of the Technology Development Group since 2003. Mr. Katoh also served as the General Manager of the SE (System Engineering) Division of the Instrument Business Group from 2001 to 2002, the Vice President of the Instrument Business Group from 2000 to 2003, the General Manager of the Engineering Division from 2002 to 2003 and the Manager of the Algorithm R&D Department from 2003 to 2004. Mr. Katoh served as a Director of Advantest from 1997 to 2003 and as an Executive Officer from 2003 to 2004. Mr. Katoh joined Advantest in 1970.

Takao Tadokoro was appointed as an Executive Officer in 2003 and has served as the Senior Vice President of the Sales and Marketing Group since 2004. Mr. Tadokoro served as the Manager of the Manual and Training Department of the ATE Systems Engineering Division from 2000 until June 2002, the General Manager of the ATE Systems Engineering Division of the ATE Business Group from 1997 to 2003 and the Senior Vice President of the ATE Sales Group from 2003 to 2004. Mr. Tadokoro served as a Director of Advantest from 1999 to 2003. Mr. Tadokoro joined Advantest in 1974.

Hiroyasu Sawai was appointed as an Executive Officer in 2003 and has served as the General Manager of the ATE Systems Engineering Division since 2003. Since 2004, Mr. Sawai has overseen System Engineering as the Vice President of the ATE Business Group. Mr. Sawai served as the Manager of the ATE International Account Sales Department (automated test equipment sales in Taiwan and Korea) of the ATE Sales Group between 1997 and 2003, the General Manager of the ATE International Account Sales Division between 2000 and 2003, the Manager of the ATE Fabless Outsourcing Solution Business Department between 2002 and 2003, the Vice President of the ATE Sales Group from 2001 to 2003 and oversaw System Engineering of the ATE Business Group from 2003 to 2004. Mr. Sawai served as a Director of Advantest from 1999 to 2003. Mr. Sawai joined Advantest in 1974.

Hiroshi Tsukahara was appointed as an Executive Officer in 2003 and has served as the Senior Vice President of the DI (Device Interface) Business Group and the General Manager of the DI Business Division since 2001. Mr. Tsukahara also served as the Manager of the DI Technology R&D Department from 2001 to 2003. Mr. Tsukahara served as a Director of Advantest from 2001 to 2003. Mr. Tsukahara joined Advantest in 1974.

Masao Shimizu was appointed as an Executive Officer in 2003. He has served as the General Manager of the 1st SoC Tester Business Division since 2002 and has overseen SoC tester Products as the Vice President of the ATE Business Group since 2004. Mr. Shimizu also served as the General Manager of the SoC Tester Business Division of the ATE Business Group from 2000 to 2001, the Manager of the 1st R&D Department of the 1st SoC Tester Business Division from 2002 to 2004 and oversaw System Engineering of the ATE Business Group from 2002 to 2004. Mr. Shimizu served as a Director of Advantest from 2001 to 2003. Mr. Shimizu joined Advantest in 1973.

Masao Araki was appointed as an Executive Officer in 2003. He has served as a Director and President of Advantest (Suzhou) Co., Ltd. and Advantest Shanghai Ltd. since 2004. From 1997 to 2002, Mr. Araki served as the Vice President of Advantest Taiwan, Inc., from 2002 to 2003, served as the President of Advantest Taiwan, Inc. and Advantest Taiwan Engineering Inc. and from 2003 to 2004, served as the Vice President of the

Corporate Affairs Group and the Manager of the General Affairs Department since 2003. Mr. Araki joined Advantest in 1973.

Yoshiaki Furuse was appointed as an Executive Officer in 2003 and has overseen E-Commerce Initiatives since 2003. Since 2004, he has served as the Vice President of the Sales and Marketing Group and since June 2004, has overseen Application Specific (AS) Systems. He has also served as the General Manager of the Domestic Sales Division 2 since 2004. Mr. Furuse served as the General Manager of the Instrument Sales and Marketing Group from 1997 to 2003 and as the Senior Vice President of the Instrument Sales and Marketing Group from 2003 to 2004. Mr. Furuse joined Advantest in 1971.

Yuichi Kurita was appointed as an Executive Officer in 2003 and served as the Vice President of the Corporate Affairs Group since 2003 and the Vice President (Finance) of the Corporate Affairs Group since 2004. Mr. Kurita has also served as the Manager of the Investor Relations Office since 2001, and the General Manager of the Corporate Relations Group since 2004. Mr. Kurita served as the Manager of the Finance Department from 2002 to 2004. From 1973 to 2001, Mr. Kurita worked at Fujitsu Limited. Mr. Kurita joined Advantest in 2001.

Yoshiro Yagi was appointed as an Executive Officer in 2003. Since 2004, he has served as the Vice President of the Sales and Marketing Group and since June 2004, has overseen ATE. Mr. Yagi also has served as the General Manager of the Domestic Sales Division 1 since 2004. From 2001 to 2003, Mr. Yagi served as the Manager of the ATE Account Sales Department 1 and from 2003 to 2004, Mr. Yagi served as the Vice President of the ATE Sales Group and the General Manager of the ATE Domestic Sales Division and the Manager of the ATE Department 1. Mr. Yagi joined Advantest in 1970.

Hideaki Imada was appointed as an Executive Officer in 2003 and has served as the Leader of OAI Business Initiatives since 2003 and the Vice President of the Sales and Marketing Group since 2004. Since June 2004, he has overseen OAI. From 2002 to 2003, Mr. Imada served as the General Manager of the 2nd SoC Tester Business Division and from 2003 to 2004, he served as the Vice President of the ATE Sales Group. Mr. Imada joined Advantest in 1978.

Shinichiro Umeda was appointed as an Executive Officer in 2004. He has served as the General Manager of the ATE Software Division, ATE Business Group since 2001 and has overseen Software as the Vice President of the ATE Business Group since 2004. From 2000 to 2001, Mr. Umeda served as the Manager of the SoC Systems Engineering (SE) Department in the ATE Systems Engineering Division of the ATE Business Group. Mr. Umeda joined Advantest in 1973.

6.B	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Advantest paid an aggregate of approximately ¥367 million in compensation during the year ended March 31, 2004 to its directors and corporate auditors as a group. Compensation for directors and corporate auditors must be authorized by the resolutions of the general meetings of shareholders. During fiscal 2003, all of Advantest’s executive officers were directors of Advantest.

For a description of Advantest’s equity-based compensation plans, see “—Share Ownership”.

Advantest set aside or accrued during the year ended March 31, 2004 an aggregate of ¥1,261 million to provide retirement and severance benefits for its directors and corporate auditors.

6.C	BOARD PRACTICES

Directors

The board of directors has the ultimate responsibility for the administration of the affairs of Advantest. Advantest’s articles of incorporation limit the number of directors to 10. Directors are elected at a general meeting of shareholders, and the standard term of office of directors is two years. Directors may serve any number of consecutive terms. The board of directors elects one or more representative directors from among its members, each of whom has the authority individually to represent Advantest. From among its members, the board of directors may elect the chairman and the vice chairman. None of the directors of Advantest has a service contract with Advantest that provides for benefits upon termination of service.

Corporate Auditors

Advantest’s articles of incorporation provide for no more than four corporate auditors and Advantest currently has two standing corporate auditors and two outside corporate auditors. Corporate auditors are elected at the general meeting of shareholders and the standard term of office of corporate auditors is four years. The two outside corporate auditors are those who have not been a director or employee of Advantest or any of its subsidiaries during the five-year period immediately prior to his or her election as a corporate auditor, as required under the Commercial Code of Japan and the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations, or the Special Exception Law (hereinafter, the same). Subsequent to the ordinary general meeting of shareholders to be held in June 2006, at least half of the corporate auditors will be required to be persons who have not been a director, executive officer, manager, or employee of Advantest or any of its subsidiaries at any time prior to such corporate auditor’s election. Corporate auditors may not at the same time be directors, executive officers, managers, or employees of Advantest or any of its subsidiaries. Advantest increased the number of required outside corporate auditors from one to two at the general meeting of shareholders held in June 2003 in order to strengthen the auditing function of the board of corporate auditors. Corporate auditors are under a statutory duty to oversee the administration of Advantest’s affairs by its directors, to examine its financial statements and business reports to be submitted annually by its board of directors to the general meetings of the shareholders and to report their opinions thereon. They are also required to attend the meetings of the board of directors and to express their opinions, but are not entitled to vote.

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

Significant Differences in Corporate Governance Practices between Advantest and U.S. Companies Listed on the New York Stock Exchange

Pursuant to home country practices exemptions granted by the New York Stock Exchange, or the NYSE, Advantest is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. In November 2003, the United States Securities and Exchange Commission, or the SEC, approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies. Advantest is exempted from the approved changes, except for requirements that (a) Advantest’s audit committee satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 as amended, or the Exchange Act, (b) Advantest must disclose significant differences in the corporate governance practices followed by Advantest as compared to those followed by domestic companies under the NYSE listing standards and (c) Advantest’s CEO must notify the NYSE of material non-compliance with (a) and (b). Advantest’s corporate governance practices and those followed by domestic companies under the NYSE listing standards, or NYSE Corporate Governance have the following significant differences:

1. Directors. Advantest currently does not have any independent director on its board of directors. Unlike NYSE Corporate Governance, the Commercial Code of Japan and related legislation (including the Special

Exception Law), or the Code (hereinafter in Item 6.C, the same), do not require Japanese companies with boards of corporate auditors such as Advantest to have any independent directors on its board of directors. While NYSE Corporate Governance requires that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, Advantest currently has no non-management director on its board of directors. Unlike NYSE Corporate Governance, the Code does not require, and accordingly Advantest does not have, an internal corporate organ or committee comprised of only independent directors.

2. Committees. Under the Code, Advantest has elected to structure its corporate governance system as a company with corporate auditors, which are under a statutory duty to monitor, review and report on the administration of the affairs of Advantest. Advantest, consistent with other Japanese companies with corporate auditors, but unlike NYSE Corporate Governance, does not have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.

Pursuant to the Code, Advantest’s board of directors nominates and submits a proposal for appointment of directors for shareholder approval. The shareholders vote on such nomination at Advantest’s general meeting of shareholders. The Code requires that the respective total amount of remuneration to be paid to all directors and all corporate auditors must be determined by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the Articles of Incorporation. The distribution of remuneration among directors is broadly delegated to Advantest’s board of directors and the distribution of remuneration among corporate auditors is determined by consultation among Advantest’s corporate auditors.

3. Audit Committee. Advantest plans to avail itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

Consistent with the requirements of the Code, Advantest elects its corporate auditors through a resolution adopted at a general meeting of shareholders. Advantest currently has four (4) corporate auditors, which exceeds the minimum number of corporate auditors required pursuant to the Code.

Unlike NYSE Corporate Governance, the Code, among others, does not require corporate auditors to establish an expertise in accounting nor are they required to present other special knowledge and experience. Under the Code, the board of corporate auditors may determine the auditing policies, method of investigating the conditions of the business and the assets of Advantest, and may resolve other matters concerning the execution of the corporate auditor’s duties, prepare auditors’ reports and give consent to proposals of the nomination of corporate auditors and accounting auditors.

Advantest currently has two (2) corporate auditors who satisfy the requirements of “independent” under the Code. Unlike NYSE Corporate Governance, under the Code, at least one of the corporate auditors of Advantest must be “independent”, which is such person who was not a director, executive officer, manager, or employee of Advantest or any of its subsidiaries during the five-year period prior to such corporate auditor’s election. Subsequent to the ordinary general meeting of shareholders to be held in June 2006, at least half of the corporate auditors will be required to be persons who have not been a director, executive officer, manager, or employee of Advantest or any of its subsidiaries at any time prior to such corporate auditor’s election. Corporate auditors may not at the same time be directors, executive officers, managers, or employees of Advantest or any of its subsidiaries.

4. Corporate Governance Guidelines. Unlike NYSE Corporate Governance, Advantest is not required to adopt or disclose corporate governance guidelines under Japanese laws and regulations, including the Code and the Securities and Exchange Law of Japan or stock exchange rules. However, Advantest is required to disclose policies and the present status of its corporate governance in its annual securities report and certain other disclosure documents in accordance with the regulations under the Securities and Exchange Law of Japan and regulations thereunder, and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Unlike NYSE Corporate Governance, under Japanese law (including the Code and the Securities and Exchange Law of Japan), and stock exchange rules, Advantest is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, Advantest is not required to adopt and disclose a code of business conduct and ethics for these individuals. However, Advantest has established a code of ethics consistent with Section 406 of the Sarbanes-Oxley Act.

6. Shareholder Approval of Equity Compensation Plans. Unlike NYSE Corporate Governance, in which material revisions to equity-compensation plans of the listed companies are subject to shareholder approval, pursuant to the Code, if Advantest desires to adopt an equity-compensation plan under which stock acquisition rights are granted on favorable terms to the recipient under the plan (except where such rights are granted to all of its shareholders on a pro-rata basis at the same time), then Advantest must obtain shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

6.D	EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2002, March 31, 2003 and March 31, 2004.

	As of March 31,
	2002	2003	2004
Full-time Employees	4,229	3,519	3,544
By Category of Activity:
Administrative	436	376	398
Sales	364	307	310
Customer Support	967	860	850
Manufacturing	1,073	819	811
Research and Development	1,238	1,084	1,100
Other	151	73	75
By Geographic Location:
Japan	3,414	2,761	2,820
Asia (excluding Japan)	385	356	370
North America	285	280	229
Europe	145	122	125

Most regular employees of Advantest and its subsidiaries in Japan are members of one of nine labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

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

During the fiscal year ended March 31, 2004, Advantest averaged approximately 411 temporary employees at any one time.

6.E	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of Advantest as of March 31, 2004 of each of Advantest’s directors, corporate auditors and senior executive officers as of March 31,

2004. Also included is share ownership information with respect to Mr. Kuniaki Suzuki, Advantest’s newly elected corporate auditor as of June 2004, as well as corporate executive officers newly appointed as of June 2004.

Name of Record/Beneficial Owner	Number of Shares
Hiroshi Oura	92,701
Shinpei Takeshita	90,072
Toshio Maruyama	72,963
Kiyoshi Miyasaka	51,967
Junji Nishiura	52,156
Hiroji Agata	46,374
Kenichi Mitsuoka	41,633
Takashi Tokuno	42,710
Hitoshi Owada	43,531
Jiro Katoh	41,294
Norihito Kotani	37,593
Takao Tadokoro	31,931
Hiroyasu Sawai	32,806
Yuri Morita	35,961
Hiroshi Tsukahara	26,853
Masao Shimizu	25,500
Noboru Yamaguchi	19,087
Tadahiko Hirano	9,293
Takashi Takaya	3,000
Kuniaki Suzuki	0
Masao Araki	16,819
Yoshiaki Furuse	18,730
Yuichi Kurita	15,048
Yoshiro Yagi	18,018
Hideaki Imada	16,097
Shinichiro Umeda	7,785

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of Advantest.

The numbers of shares owned by Advantest’s directors, corporate auditors and officers include options and warrants that are currently exercisable for 444,500 shares of Advantest’s common stock. For a description of these options and warrants, see “—Incentive Warrant Plan and Stock Option Plan”. The number of shares of common stock owned by Advantest’s directors, corporate auditors and officers does not reflect the number of shares representing less than one unit (100 shares) that are owned through the director and corporate auditor stock ownership association and allocated to an individual director, corporate auditor or officer. For a description of this association, see “—Stock Ownership Associations”. For a description of the unit share system, see “Additional Information—Memorandum and Articles of Association—The Unit Share System”.

Incentive Warrant Plan and Stock Option Plan

Advantest adopted in May 1997, January 2000 and February 2001 incentive warrant plans for its officers and employees. Under the incentive warrant plans, Advantest issued, by resolution of the board of directors, bonds with detachable warrants and subsequently bought back all of the warrants and sold the warrants to its officers and employees.

The exercise period for the warrants issued in 1997 expired in May 2001. These warrants had an exercise price of ¥6,532.70 per share. The exercise period for the warrants issued in 2000 expired in January 2004. These warrants had an exercise price of ¥21,840 per share. The following table shows selected information related to the series of warrants with exercise periods that have not yet lapsed.

Third series
Date of issue	February 5, 2001
Number of shares to be issued	319,500
Exercise price per share	¥14,018
Beginning of exercise period	March 1, 2001
End of exercise period	February 4, 2005
Number of directors and officers	22
Number of other employees	107

In June 2002, June 2003 and June 2004, the shareholders of Advantest approved stock option plans for selected directors, officers, corporate auditors and employees of Advantest. The following table shows selected information related to these stock options.

	First series	Second series	Third series
Date of grant	July 5, 2002	April 25, 2003	June 27, 2003
Number of shares to be transferred/issued	735,000	14,000	734,000
Exercise price per share	¥8,148	¥8,148	¥5,160
Beginning of exercise period	April 1, 2003	May 1, 2003	April 1, 2004
End of exercise period	March 31, 2007	March 31, 2007	March 31, 2008
Number of directors, officers and corporate auditors of Advantest	23	0	25
Number of other employees	153	3	159

	Fourth series	Fifth series	Sixth series	Seventh Series
Date of grant	August 29, 2003	January 27, 2004	March 31, 2004	July 1, 2004
Number of shares to be transferred/issued	6,000	7,000	3,000	761,000
Exercise price per share	¥8,090	¥9,220	¥8,550	To be decided on date of grant
Beginning of exercise period	April 1, 2004	April 1, 2004	April 1, 2004	April 1, 2005
End of exercise period	March 31, 2008	March 31, 2008	March 31, 2008	March 31, 2009
Number of directors, officers and corporate auditors of Advantest	0	0	0	26
Number of other employees	3	1	1	179

Employee Stock Purchase Program

Since August 1, 2002, eligible employees of Advantest America Corporation and its U.S. subsidiaries are able to participate in a new employee stock purchase program. Under the program, each eligible employee may authorize payroll deductions of up to 15% of their base salary toward the purchase of ADRs representing common stock of Advantest. In addition, Advantest will make an additional contribution equal to 15% of each eligible employee’s payroll deductions toward the purchase of the ADRs.

Stock Ownership Associations

Advantest’s director and corporate auditor stock ownership association is a partnership formed by the current and former directors, executive officers and corporate auditors of Advantest for the purpose of acquiring Advantest’s stock. Only current directors, executive officers and corporate auditors and company advisors that formerly were directors or corporate auditors of Advantest may join the director and corporate auditor stock ownership association. Advantest established its director and corporate auditor stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of whole units, to that member. As of March 31, 2004, 29 current and former directors, executive officers, corporate auditors and company advisors were members of the director and corporate auditor stock ownership association, and the association held 3,458 shares of Advantest’s common stock. Advantest also has an employee stock ownership association for other employees in Japan. As of March 31, 2004, the association had 584 members and held 164,758 shares of Advantest’s common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	MAJOR SHAREHOLDERS

As of March 31, 2004, 98,275,640 shares of Advantest’s common stock were outstanding. Beneficial ownership of Advantest’s common stock in the table below was prepared from publicly available records of the filings made by Advantest’s shareholders regarding their ownership of Advantest’s common stock under the Securities and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	20,771,396	20.83%
Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities	5,405,467	5.42%
Goldman Sachs (Japan) Ltd. and its related entities	5,674,235	5.69%

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

The number of shares owned by Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities is based on reports filed under the Securities and Exchange Law of Japan stating that Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities held or were deemed to hold beneficially, as of March 31, 2004, 5,405,467 shares of Advantest’s common stock.

The number of shares owned by Goldman Sachs (Japan) Ltd. and its related entities is based on reports filed under the Securities and Exchange Law of Japan stating that Goldman Sachs and its related entities held or were deemed to hold beneficially, as of March 31, 2004, 5,674,235 shares of Advantest’s common stock.

Based on information made publicly available on or after April 1, 2000, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of Advantest’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
Capital Guardian Trust Company and its related entities	April 25, 2000	8,662,690	8.69%	(1,626,900)	7,035,790	7.06%
Fujitsu Limited	April 26, 2000	—	21.27%	—	20,771,396	20.83%
Capital Guardian Trust Company and its related entities	May 12, 2000	7,035,790	7.06%	(1,228,200)	5,807,590	5.82%
Capital Guardian Trust Company and its related entities	October 31, 2000	5,416,390	5.43%	1,126,160	6,542,550	6.56%
The Dai-Ichi Kangyo Bank, Limited and its related entities	October 31, 2000	5,550,287	5.57%	1,458,500	7,008,787	7.03%
Capital Guardian Trust Company and its related entities	April 30, 2001	6,542,550	6.56%	1,738,295	8,280,845	8.30%
The Dai-Ichi Kangyo Bank, Limited and its related entities*	July 31, 2001	7,008,787	7.03%	(1,097,700)	5,911,087	5.92%
The Nomura Securities Co., Ltd. and its related entities	February 28, 2002	—	—	—	5,726,595	5.74%
Capital Guardian Trust Company and its related entities	April 30, 2002	8,280,845	8.30%	1,392,105	9,672,950	9.69%
The Nomura Securities Co., Ltd. and its related entities	August 31, 2002	—	—	—	6,885,574	6.90%
The Nomura Securities Co., Ltd. and its related entities	September 30, 2002	6,885,574	6.90%	(2,897,700)	3,987,874	4.00%
Mizuho Corporate Bank, Ltd. and its related entities	December 31, 2002	5,920,787	5.93%	(1,112,200)	4,808,587	4.82%
Capital Guardian Trust Company and its related entities	April 30, 2003	9,672,950	9.69%	(2,465,870)	7,207,080	7.22%
Capital Guardian Trust Company and its related entities	October 31, 2003	7,207,080	7.22%	(2,336,380)	4,870,700	4.88%
Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities	March 31, 2004	—	—	—	5,405,467	5.42%
Goldman Sachs (Japan) Ltd. and its related entities	March 31, 2004	—	—	—	5,674,235	5.69%

*	Mizuho Corporate Bank, Ltd. is the successor to The Dai-Ichi Kangyo Bank, Limited created by a merger and corporate split among three Japanese banks on April 1, 2002.

As of March 31, 2004, Advantest had 98,275,640 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for Advantest’s ADSs, as of March 31, 2004, 492,400 shares of Advantest’s common stock were held in the form of ADRs and there were two ADR holders of record in the U.S. According to Advantest’s register of shareholders and register of beneficial owners, as of March 31, 2004, there were 33,112 holders of common stock of record worldwide. As of March 31, 2004, there were 75 record holders of Advantest’s common stock with addresses in the U.S., whose shareholdings represented approximately 6% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of Advantest’s shares of common stock entitles the holder to any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells automated test equipment and measuring instruments to and purchases parts from Fujitsu Limited, an approximately 21% beneficial shareholder of Advantest, and its subsidiaries. Advantest sells automated test equipment and measuring instruments to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥2,766 million in fiscal 2003 from the sale of automated test equipment and measuring instruments to Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥10,028 million in fiscal 2003. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥1,882 million as of March 31, 2004. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥6,746 million as of March 31, 2004. Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Oura, the Chairman of the Board and Chief Executive Officer of Advantest, currently serves as an outside director of Fujitsu Limited. Mr. Takaya, a Corporate Auditor of Advantest since 2003, currently serves as a corporate auditor of Fujitsu Limited. Mr. Suzuki, a Corporate Auditor of Advantest since 2004, currently serves as a director to Fujitsu Limited.

Loans

As of March 31, 2004, Advantest has no outstanding loans to its directors and executive officers.

7.C	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-4. Consolidated Financial Statements. Advantest’s audited consolidated financial statements are included under “Item 18—Financial Statements”. Except for Advantest’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by Advantest’s independent registered public accounting firm.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2000	¥27,000	¥8,800
2001	26,200	9,910
2002	15,300	4,800	$22.75	$10.25
2003	10,100	3,820	19.30	7.61
2004	9,440	3,750	22.11	7.99

Financial quarter ended/ending
June 30, 2002	10,100	6,850	19.30	14.64
September 30, 2002	7,700	4,730	16.10	9.53
December 31, 2002	6,520	3,820	13.06	7.61
March 31, 2003	6,160	4,220	13.14	8.90
June 30, 2003	5,320	3,750	11.20	7.99
September 30, 2003	8,650	5,580	18.99	11.64
December 31, 2003	8,890	7,300	20.41	17.10
March 31, 2004	9,440	7,830	22.11	18.22
June 30, 2004 (through June 24, 2004)	9,330	6,740	22.16	15.52

Month ended
December 31, 2003	8,500	7,450	19.93	17.18
January 31, 2004	9,440	8,460	22.11	19.90
February 29, 2004	8,540	7,830	20.00	18.24
March 31, 2004	8,680	7,970	20.55	18.22
April 30, 2004	9,330	8,390	22.16	18.88
May 31, 2004	8,190	7,140	19.69	15.78

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKETS

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

Set forth below is information relating to Advantest’s common stock, including brief summaries of the relevant provisions of Advantest’s articles of incorporation and share handling regulations and of the Commercial Code of Japan (the “Commercial Code”, hereinafter in Item 10.B, the same) and related legislation, all as currently in effect.

General

Advantest’s authorized share capital is 220,000,000 shares. The number of Advantest’s issued share capital as of March 31, 2004, including treasury shares, was 99,783,385. All of the issued shares are fully paid and non-assessable. Under the Commercial Code, the transfer of shares is effected by delivery of share certificates. However, in order to assert shareholders’ rights against Advantest, the transferee must have its name and address registered on Advantest’s register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent. Advantest’s transfer agent is Tokyo Securities Transfer Agent Co., Ltd., located at 4-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan. The shares have no par value.

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

In the case of interim dividends, net assets and the amounts stated in (i) through (iii) above are calculated by reference to the balance sheet as of the end of the preceding fiscal year, and adjustments are made to reflect:

(A)	any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve;

(B)	any subsequent transfer of retained earnings to stated capital;

(C)	if Advantest has been authorized, pursuant to a resolution of the ordinary general meeting of shareholders held with respect to the previous fiscal year and/or a resolution of the board of directors, to purchase shares of its common stock, the total amount of the purchase price of such shares authorized by such resolution that may be paid by Advantest; and

(D)	such other amounts as are set out in an ordinance of the Ministry of Justice of Japan.

Provided that (x) if Advantest reduces the amount of its stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts and (y) such other amounts as are set out in an ordinance of the Ministry of Justice of Japan shall be added to the amount distributable as interim dividends as described above.

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

The Commercial Code provides that a quorum of at least one-third of voting rights of all shareholders must be present at a shareholders’ meeting to approve any material corporate actions, such as:

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

Repurchase by Advantest of Shares

Advantest may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the board of directors), (ii) by purchase from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from a subsidiary of Advantest (pursuant to a resolution of the board of directors). When such acquisition is made by Advantest from a specific party other than a subsidiary of Advantest, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that Advantest also purchase the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that, in cases other than the acquisition by Advantest of its own shares pursuant to a resolution of the board of directors and the acquisition by Advantest of its shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital in respect of the relevant fiscal year pursuant to a resolution of an ordinary general meeting of shareholders. If Advantest purchases shares pursuant to a resolution of the board of directors or if Advantest purchases shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Advantest actually paid. However, if it is anticipated that the net assets on the balance sheet as at the end of the immediately following fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) in “Dividends” above, Advantest may not acquire such shares.

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

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporations (1) of which 50% or more of the total voting rights of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

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

Under the Foreign Exchange Regulations dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which Advantest’s ADSs are issued, the Depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the U.S., to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs.

10.E	TAXATION

The following discussion is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of the shares of common stock of Advantest (the “Shares”) or ADSs. This summary does not purport to address all the material tax consequences that may be relevant to the holders of the Shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of Advantest’s voting stock, investors that hold the Shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws and regulations of the United States and Japan, judicial decisions and published rulings and administrative pronouncements as in effect on the date hereof, as well as on the applicable income tax convention between the United States and Japan as in effect, as described below, all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations. This summary is also based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement referred to in “Description of American Depositary Receipts” set forth in Advantest’s registration statement on Form F-1 filed with the Securities and Exchange Commission on July 22, 2002, and in any related agreement, will be performed under its terms.

U.S. Holders should note that the United States and Japan have ratified a new income tax convention (the “New Treaty”), which is to replace its predecessor income tax convention signed on March 8, 1971 (the “Prior Treaty”). The New Treaty entered into force on March 30, 2004 and shall be applicable in Japan, in place of the Prior Treaty, (i) with respect to taxes withheld at source, for amounts taxable on or after July 1, 2004 and (ii) with respect to taxes on income which are not withheld at source and enterprise taxes, as regards income for any taxable year beginning on or after January 1, 2005 (subject to certain transitional rules with respect to both items (i) and (ii) above). The Prior Treaty shall cease to have effect in relation to any tax from the date on which the New Treaty shall be applicable (subject to certain transitional rules allowing for exceptions). Where relevant, U.S. Holders are urged to confirm whether they are entitled to treaty benefits provided under the Prior Treaty or the New Treaty, as the case may be, with their tax advisors.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of the Shares or ADSs that, for U.S. federal income tax purposes, is:

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

An “Eligible U.S. Holder” is a U.S. Holder that:

(1)	is a resident of the United States for purposes of the Prior Treaty or the New Treaty, as applicable from time to time,

(2)	does not maintain a permanent establishment or fixed base in Japan to which the Shares or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

(3)	is otherwise eligible for benefits under the Prior Treaty or the New Treaty, as applicable, with respect to income and gain derived in connection with the Shares or ADSs.

If a partnership holds the Shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding the Shares or ADSs is urged to consult its tax advisor.

This summary does not address any aspects of U.S. federal tax law other than income taxation and does not discuss any aspects of Japanese tax law other than income taxation as limited to national taxes, inheritance and gift taxation and securities transfer taxation. This summary also does not cover any state or local, or non-U.S., non-Japanese tax considerations. Investors are urged to consult their tax advisors regarding the U.S. federal, state, local and Japanese and other tax consequences of acquiring, owning and disposing of Shares or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders.

In general, taking into account the earlier assumptions, for purposes of the Prior Treaty and the New Treaty, as applicable, and for U.S. federal and Japanese income tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADSs, and exchanges of the Shares for ADSs, and exchanges of ADSs for the Shares, will not be subject to U.S. federal or Japanese income tax.

This discussion below is intended for general information only and does not constitute a complete analysis of all tax consequences relating to ownership of Shares or ADSs. Investors in Shares or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of the Shares and of ADRs evidencing ADSs representing the Shares who are either individuals who are not residents of Japan or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation

(such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.

Under the Prior Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor was limited to 15% of the gross amount actually distributed. However, under the New Treaty, which would become applicable to dividends declared by Advantest on or after July 1, 2004, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise, unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Advantest to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of, or exemption from, Japanese withholding tax on payment of dividends on the Shares by Advantest is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Advantest to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Advantest’s fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

Gains derived from the sale of the Shares or ADSs outside Japan by a non-resident Holder holding such Shares or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Prior Treaty and New Treaty, as applicable.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired the Shares or ADSs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

Holders of the Shares or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to holders of Shares and of ADSs that are U.S. Holders and that hold those Shares or ADSs as capital assets (generally, for investment purposes).

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, the gross amount of any distribution made by Advantest in respect of Shares or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits of Advantest, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the depositary, in the case of ADSs. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the Shares or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15%. Investors should be aware that the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs or Shares should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

The U.S. dollar amount of a dividend paid in Japanese yen will be determined based on the Japanese yen/U.S. dollar exchange rate in effect on the date that dividend is included in the gross income of the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on such date. If the Japanese yen received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in such Japanese yen equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or the U.S. Holder otherwise disposes of the Japanese yen) will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss.

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of Shares or ADSs exceeds Advantest’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in those Shares or ADSs, and thereafter will be treated as U.S. source capital gain.

Distributions of additional Shares of common stock that are made to U.S. Holders with respect to their Shares or ADSs and that are part of a pro rata distribution to all of Advantest’s shareholders generally will not be subject to U.S. federal income tax.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of Shares or ADSs will constitute income from sources outside the United States, and generally will be treated separately, together with other items of “passive income” (or, in the case of some holders, “financial services income”) in computing foreign tax credit limitations. Subject to generally applicable limitations under U.S. federal income tax law and the New Treaty, any Japanese withholding tax imposed in respect of an Advantest dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or if the U.S. Holder so elects as a deduction from such U.S. Holder’s taxable income. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential tax rates of U.S. federal income tax. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

(i)	has held Shares or ADSs for less than a specified minimum period, or

(ii)	is obligated to make payments related to Advantest dividends,

will not be allowed a foreign tax credit for Japanese taxes imposed on Advantest dividends.

Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The U.S. Internal Revenue Service (the “IRS”) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, investors should be aware that the discussion above regarding the creditability of Japanese withholding tax on dividends could be affected by future actions that may be taken by the IRS.

Taxation of Capital Gains and Losses

In general, upon a sale or other taxable disposition of Shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sales or other taxable disposition and the U.S. Holder’s adjusted tax basis in those Shares or ADSs. A U.S. Holder generally will have an adjusted tax basis in the Shares or ADSs equal to their U.S. dollar cost. Subject to the passive investment company rules discussed below, gain or loss recognized on the sale or other taxable disposition generally will be capital gain or loss and, if the U.S. Holder’s holding period for those Shares or ADSs exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gain. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of Shares or ADSs generally will be treated as derived from U.S. sources for foreign tax credit purposes.

Deposits and withdrawals of Shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Companies

A non-U.S. corporation generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75% of its gross income is passive income, or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and the composition of its income for the relevant tax year.

Based on current estimates of its income and assets, Advantest does not believe that it will be a PFIC for its current taxable year, and intends to continue its operations in such a manner that it will not become a PFIC in the future. However, Advantest can provide no assurance that it will not become a PFIC in the current or any future taxable year due to changes in its asset or income composition, a decrease in the price of its Shares (which is used as a measure of goodwill as an asset) or for other reasons. If Advantest becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Shares or ADSs and on certain “excess” distributions (generally distributions in excess of 125% of the average distribution over a three-year period, or shorter holding period for the Shares or ADSs). In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income). Advantest will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year. If a U.S. Holder holds Shares or ADSs in any taxable year in which Advantest is a PFIC, such U.S. Holder will be required to file an information statement with the IRS.

U.S. Holders are urged to consult their tax advisors concerning the U.S federal income tax consequences of holding Shares or ADSs if Advantest were considered a PFIC in any year.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of Shares or ADSs that are neither U.S. Holders nor partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

Subject to the discussion below under “Backup Withholding and Information Reporting”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of distributions in respect of the Shares or ADSs unless the distributions are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if an applicable tax treaty requires, are attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder).

Subject to the discussion below under “Backup Withholding and Information Reporting”, a Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other taxable disposition of Shares, unless (i) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder), or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 or more days in the taxable year of the disposition and other conditions are met.

Backup Withholding and Information Reporting

In general, except in the case of certain exempt recipients (such as corporations), information reporting requirements will apply to dividends paid to a U.S. Holder in respect of Shares or ADSs, and to the proceeds received by a U.S. holder upon the sale, exchange or redemption of Shares or ADSs within the United States or through certain U.S.-related financial intermediaries. Furthermore, a backup withholding tax (currently at a rate of 28%) may apply to such payments or proceeds if a U.S. Holder fails to provide an accurate tax identification number and make appropriate certifications in the required manner.

Dividends paid to a Non-U.S. Holder in respect of Shares or ADSs, and proceeds received upon the sale, exchange or redemption of Shares or ADSs by a Non-U.S. Holder, generally are exempt from information reporting and backup withholding under current U.S. federal income tax law. However, a Non-U.S. Holder may be required to provide certification to ensure that exemption. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. Holders, and on IRS Form W-8BEN, entitled Certificate of Foreign Status (or other appropriate IRS Form W-8), in the case of Non-U.S. Holders.

Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a U.S. Holder will generally be refunded or allowed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS.

THE SUMMARY OF U.S. FEDERAL INCOME AND JAPANESE TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. INVESTORS IN THE SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF SHARES OR ADSs BASED ON THEIR PARTICULAR CIRCUMSTANCES.

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

Foreign Currency Exchange Rate Risk

The tables below summarizes information as of March 31, 2004 and March 31, 2003 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Singapore dollars, and foreign exchange forward contracts. During fiscal 2001, all assets and liabilities denominated in German marks were reclassified as a part of the assets and liabilities denominated in Euros. The information in each table is presented in Japanese yen equivalents, which is Advantest’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2004 Assets and Liabilities Denominated in
In Yen Functional Currency	U.S.$	Euro	NT$	S$
	(in millions)
Cash and cash equivalents	¥14,896	¥4,934	¥914	¥256
Accounts receivable	13,099	1,820	1,132	1
Accounts payables and accruals	(774)	(461)	(260)	(1)

	As of March 31, 2003 Assets and Liabilities Denominated in
In Yen Functional Currency	U.S.$	Euro	NT$	S$
	(in millions)
Cash and cash equivalents	¥7,142	¥2,561	¥1,365	¥1,915
Accounts receivable	8,142	1,318	500	95
Accounts payables and accruals	(4,534)	(421)	(202)	(67)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2004 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥2,340
Accounts receivable	556
Accounts payables and accruals	(543)

As of March 31, 2003 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥1,386
Accounts receivable	778
Accounts payables and accruals	(249)

Foreign Exchange Forward Contracts

Foreign exchange forward contracts used by Advantest are primarily to reduce foreign currency exchange risk. Foreign exchange forward contracts are presented by the notional balances with weighted average exchanges rates. All of the forward contracts outstanding as of March 31, 2004 are listed below and expire within several months. There were no outstanding foreign exchange forward contracts as of March 31, 2003.

	As of March 31, 2004
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥2,941	¥91	¥108.93
To sell Euro/receive yen	1,925	126	135.50
To sell yen/receive Euro	3,870	(231)	134.38

Total	¥8,736	¥(14)

Interest Rate Risk

The table below presents the principal cash flows and related weighted average interest rates by year of maturity for Advantest’s long-term debt obligations by expected maturity dates as of March 31, 2004.

Type of Debt and Average Interest Rate	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in millions)
Partially secured borrowings by mortgage of property, plant and equipment (2.74%)	¥43	¥43	¥30	¥10	—	—	¥126	¥136
Unsecured bonds (1.70%)	4,500	20,000	—	—	—	—	24,500	25,087

Total	¥4,543	¥20,043	¥30	¥10	—	—	¥24,626	¥25,223

The table below presents the principal cash flows and related weighted average interest rates by year of maturity for Advantest’s long-term debt obligations by expected maturity dates as of March 31, 2003.

Type of Debt and Average Interest Rate	Expected Maturity Date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(in millions)
Partially secured borrowings by mortgage of property, plant and equipment (2.79%)	¥43	¥43	¥43	¥30	¥10	—	¥169	¥182
Unsecured bonds (1.64%)	2,200	4,500	20,000	—	—	—	26,700	27,233

Total	¥2,243	¥4,543	¥20,043	¥30	¥10	—	¥26,869	¥27,415

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

(a) As of the end of the period covered by this report, Advantest performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed under the supervision of Hiroshi Oura, Advantest’s chief executive officer, and Hitoshi Owada, Advantest’s principal financial and accounting officer. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Based on the foregoing, Mr. Oura and Mr. Owada concluded that Advantest’s disclosure controls and procedures were effective.

(b) During the annual period covered by this report, there have been no changes in Advantest’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Advantest’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Advantest maintains a corporate auditor system, in accordance with the Commercial Code of Japan and the Special Exception Law, or the Code (hereinafter in Item 16.A, the same). Rule 10A-3(c)(3) under the Exchange Act prescribes a general exemption from the audit committee member independence requirements for a foreign private issuer that maintains, among others, a board of corporate auditors established and selected pursuant to home country laws. Advantest’s board of corporate auditors is comprised of four corporate auditors, two of whom are outside corporate auditors. Each corporate auditor has been appointed at shareholders’ meetings and has certain statutory powers independently, including auditing the business affairs and accounts of Advantest.

At the present time, Advantest’s board of corporate auditors has determined that it does not have an audit committee financial expert serving on the board of corporate auditors. The qualifications for, and powers of, the corporate auditor delineated in the Code are different from those anticipated for any audit committee financial expert. Corporate auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each corporate auditor has the authority to consult internal and external experts on accounting matters. Advantest’s board of corporate auditors has confirmed that each corporate auditor should fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and accordingly, it is not necessarily fundamental for Advantest to nominate as corporate auditor a person who meets the definition of audit committee financial expert. Although Advantest does not have an audit committee financial expert on its board of corporate auditors, Advantest believes that Advantest’s current corporate governance system, taken as a whole, including the corporate auditors’ ability to consult internal and external experts, is fully equivalent to a system having an audit committee financial expert on its board of corporate auditors.

ITEM 16B.	CODE OF ETHICS

Advantest has adopted a code of ethics that applies to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Advantest’s code of ethics is attached as an exhibit to this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG AZSA & Co. has served as our independent registered public accounting firm for each of the financial years in the three year period ended March 31, 2004, for which audited financial statements appear in this annual report.

The chart below sets forth the aggregate fees for professional services and other services rendered by KPMG member firms to Advantest in fiscal 2003 and 2002.

	2003	2002
	(in millions of Yen)
Audit Fees(1)	¥77.5	¥78.8
Audit-Related Fees(2)	3.3	11.1
Tax Fees(3)	68.9	77.2
All Other Fees(4)	0.2	29.5

Total	¥149.9	¥196.6

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

Policies and Procedures of the Board of Corporate Auditors

Below is a summary of the current policies and procedures of the board of corporate auditors for the pre-approval of audit and permissible non-audit services performed by Advantest’s independent public accountants.

Under the policy, the board of corporate auditors authorizes general pre-approval of audit and permissible non-audit services for the following fiscal year. Upon the general pre-approval of the board of corporate auditors, no specific pre-approval for audit and permissible non-audit services is required so long as those services fall within the scope of the general pre-approval provided.

Applications to provide services that require specific pre-approval by the board of corporate auditors will be submitted to the board of corporate auditors.

The board of corporate auditors makes further determination of whether or not to revise the general pre-approval for the applicable fiscal year. Such request may include adding or subtracting to any audit or permissible non-audit services listed in the general pre-approval. The performance of audit and permissible non-audit services and the payment of fees are subject to the review by the board of corporate auditors once every fiscal year.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Regulations of the Board of Directors of the Registrant (English translation)**

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation)**

2.1	Share Handling Regulations of the Registrant (English translation)

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt*

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions

12.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference to Advantest’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
**	Incorporated by reference to Advantest’s annual report on Form 20-F filed with the SEC on June 30, 2003 (file no. 1-15236).

ADVANTEST CORPORATION

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

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

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advantest Corporation and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the year ended March 31, 2004, have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in note 2 of the notes to the consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

April 26, 2004

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2003 and 2004

	2003	2004	2004
	Yen (Millions)		U.S. Dollars (Thousands)
Assets
Current assets:
Cash and cash equivalents	¥87,338	101,146	$957,006
Trade accounts receivable, less allowance for doubtful accounts of ¥1,240 million in 2003 and ¥2,464 million ($23,313 thousand) in 2004	42,921	76,133	720,343
Inventories	34,995	49,423	467,622
Deferred tax assets	13,875	24,223	229,189
Other current assets	2,886	4,837	45,766

Total current assets	182,015	255,762	2,419,926

Investment securities	6,928	7,952	75,239
Property, plant and equipment, net	55,431	50,516	477,964
Deferred tax assets	27,827	9,599	90,822
Intangible assets, at cost, less accumulated amortization	5,291	3,756	35,538
Other assets	3,732	3,223	30,495

Total assets	¥281,224	330,808	$3,129,984

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2003 and 2004

	2003	2004	2004
	Yen (Millions)		U.S. Dollars (Thousands)
Liabilities and Stockholders’ Equity
Current liabilities:
Current installments of long-term debt	¥2,243	4,543	$42,984
Trade accounts payable	10,787	38,214	361,567
Income taxes payable	1,949	3,845	36,380
Accrued expenses	6,443	8,939	84,578
Accrued warranty expenses	2,396	3,121	29,530
Deferred revenue	1,361	4,543	42,984
Other current liabilities	3,219	3,406	32,226

Total current liabilities	28,398	66,611	630,249

Long-term debt, excluding current installments	24,626	20,083	190,018
Accrued pension and severance cost	14,219	18,348	173,602
Other liabilities	3,006	3,411	32,274

Total liabilities	70,249	108,453	1,026,143

Minority interests	312	587	5,554

Stockholders’ equity:
Common stock,
Authorized 220,000,000 shares; issued 99,783,385 shares in 2003 and 2004; outstanding 98,246,359 shares in 2003 and 98,275,640 shares in 2004	32,363	32,363	306,207
Capital surplus	32,973	32,973	311,978
Retained earnings	162,547	177,404	1,678,531
Accumulated other comprehensive income (loss)	(4,055)	(8,061)	(76,270)
Treasury stock, 1,537,026 shares in 2003 and 1,507,745 shares in 2004, at cost	(13,165)	(12,911)	(122,159)

Total stockholders’ equity	210,663	221,768	2,098,287

Total liabilities and stockholders’ equity	¥281,224	330,808	$3,129,984

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2002, 2003 and 2004

	2002	2003	2004	2004
	Yen (Millions)			U.S. Dollars (Thousands)
Net sales	¥95,244	97,740	174,218	$1,648,387
Cost of sales	76,713	56,551	85,513	809,093

Gross profit	18,531	41,189	88,705	839,294

Research and development expenses	26,674	23,615	21,637	204,721
Selling, general and administrative expenses	28,962	34,317	36,108	341,641

Operating income (loss)	(37,105)	(16,743)	30,960	292,932

Other income (expense):
Interest and dividends income	720	407	339	3,207
Interest expense	(533)	(490)	(469)	(4,438)
Minority interests	(83)	(107)	(214)	(2,025)
Equity in losses of affiliates	(794)	(109)	(117)	(1,107)
Other	(685)	(1,646)	(1,621)	(15,336)

	(1,375)	(1,945)	(2,082)	(19,699)

Income (loss) before income taxes	(38,480)	(18,688)	28,878	273,233

Income taxes	(14,574)	(5,694)	11,549	109,272

Net income (loss)	¥(23,906)	(12,994)	17,329	$163,961

	2002	2003	2004	2004
	Yen			U.S. Dollars
Net income (loss) per share:
Basic	¥(240.38)	(131.99)	176.37	$1.67
Diluted	(240.38)	(131.99)	176.02	1.67

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2002, 2003 and 2004

	2002	2003	2004	2004
	Yen (Millions)			U.S. Dollars (Thousands)
Common stock:
Balance at beginning of year	¥32,207	32,363	32,363	$306,207
Warrants exercised	156	—	—	—

Balance at end of year	32,363	32,363	32,363	306,207

Capital surplus:
Balance at beginning of year	32,802	32,973	32,973	311,978
Warrants exercised	171	—	—	—

Balance at end of year	32,973	32,973	32,973	311,978

Retained earnings:
Balance at beginning of year	207,876	178,998	162,547	1,537,959
Net income (loss)	(23,906)	(12,994)	17,329	163,961
Cash dividends	(4,972)	(3,457)	(2,456)	(23,238)
Loss on disposal of treasury stock	—	—	(16)	(151)

Balance at end of year	178,998	162,547	177,404	1,678,531

Accumulated other comprehensive income (loss):
Balance at beginning of year	(2,534)	(1,184)	(4,055)	(38,367)
Other comprehensive income (loss), net of tax	1,350	(2,871)	(4,006)	(37,903)

Balance at end of year	(1,184)	(4,055)	(8,061)	(76,270)

Treasury stock:
Balance at beginning of year	(2,422)	(2,434)	(13,165)	(124,561)
Treasury stock purchased	(43)	(10,731)	(32)	(303)
Exercise of stock options	—	—	180	1,703
Decrease in treasury stock upon share exchange	—	—	105	993
Treasury stock sold	31	—	1	9

Balance at end of year	(2,434)	(13,165)	(12,911)	(122,159)

Total stockholders’ equity	¥240,716	210,663	221,768	$2,098,287

Disclosure of comprehensive income (loss):
Net income (loss)	¥(23,906)	(12,994)	17,329	$163,961
Other comprehensive income (loss), net of tax	1,350	(2,871)	(4,006)	(37,903)

Total comprehensive income (loss)	¥(22,556)	(15,865)	13,323	$126,058

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2002, 2003 and 2004

	2002	2003	2004	2004
	Yen (Millions)			U.S. Dollars (Thousands)
Cash flows from operating activities:
Net income (loss)	¥(23,906)	(12,994)	17,329	$163,961
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,289	10,942	9,328	88,258
Deferred income taxes	(15,808)	(8,012)	6,703	63,421
Impairment loss on long-lived assets	—	—	3,030	28,669
Changes in assets and liabilities:
Trade accounts receivable	72,427	(10,927)	(35,285)	(333,854)
Inventories	29,594	17,415	(14,570)	(137,856)
Trade accounts payable	(34,314)	6,963	29,190	276,185
Income taxes payable	(26,289)	1,878	1,997	18,895
Accrued expenses	(3,485)	(2,198)	2,518	23,824
Accrued warranty expenses	(3,127)	(440)	709	6,708
Deferred revenue	(1,374)	489	3,441	32,557
Accrued pension and severance cost	233	1,022	2,639	24,969
Other	3,769	829	1,186	11,222

Net cash provided by operating activities	9,009	4,967	28,215	266,959

Cash flows from investing activities:
Proceeds from sale of available-for-sale marketable securities	—	—	323	3,056
Proceeds from sale of available-for-sale non-marketable securities	38	7	387	3,662
Purchases of investments in affiliates	(1,425)	—	—	—
Purchases of non-marketable securities	(2,228)	(1,000)	(1,288)	(12,187)
Proceeds from sale of property, plant and equipment	644	583	435	4,116
Purchases of intangible assets	(2,374)	(947)	(358)	(3,387)
Purchases of property, plant and equipment	(13,184)	(6,827)	(5,068)	(47,952)
Other	(44)	(235)	499	4,722

Net cash used in investing activities	(18,573)	(8,419)	(5,070)	(47,970)
Cash flows from financing activities:
Principal payments on long-term debt	(4,342)	(42)	(3,811)	(36,058)
Payments to acquire treasury stock	(43)	(10,733)	(31)	(293)
Proceeds from issuance of shares	308	—	—	—
Dividends paid	(4,968)	(3,453)	(2,462)	(23,295)
Other	(418)	(260)	(72)	(681)

Net cash used in financing activities	(9,463)	(14,488)	(6,376)	(60,327)

Net effect of exchange rate changes on cash and cash equivalents	1,417	(654)	(2,961)	(28,016)

Net change in cash and cash equivalents	(17,610)	(18,594)	13,808	130,646

Cash and cash equivalents at beginning of year	123,542	105,932	87,338	826,360

Cash and cash equivalents at end of year	¥105,932	87,338	101,146	$957,006

Supplemental data:
Cash paid during the year for:
Income taxes	¥27,731	507	1,936	$18,318
Interest	529	490	473	4,475

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

Advantest’s net sales in the years ended March 31, 2002, 2003 and 2004 were distributed as follows; Automated test equipment 77.9%, 86.9% and 92.3%, and Measuring instruments 22.1%, 13.1% and 7.7%, respectively.

The Company was incorporated on December 2, 1954 under the name of Takeda Riken Industry Co., Ltd. as a limited liability, joint-stock company in Japan under the Commercial Code of Japan. Takeda Riken Industry Co., Ltd. changed its legal name to Advantest Corporation in 1985.

Effective April 1, 2004, Advantest reclassified and regrouped its two reportable segments of “automated test equipment” and “measuring instruments” into the following three new segments; “semiconductor and component test system”, “mechatronics system” and “services, support and others”.

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

In December 2003, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.

FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. For variable interest entities (“VIEs”) that must be consolidated under FIN 46R that were

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

created before April 1, 2003, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interests of the VIE. Advantest was required to apply FIN 46R to the VIEs in consolidated financial statements as of March 31, 2004. The adoption of FIN 46R did not have a material effect on Advantest’s consolidated financial position and results of operations.

(c) Cash Equivalents

Cash equivalents consist of deposits and certificates of deposit with an initial maturity of three months or less from the date of purchase. For purposes of the consolidated statements of cash flows, Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Allowance for Doubtful Accounts

Advantest recognizes allowance for doubtful accounts to ensure that trade accounts receivable are not overstated due to uncollectability, which represents Advantest’s best estimate of the amount of probable credit losses in Advantest’s existing trade accounts receivable. Advantest periodically reviews its estimated allowances for doubtful accounts taking into account the customer’s payment history, assessing the customer’s current financial position and considering other information that is publicly available and the customer’s credit worthiness. Additional reviews are undertaken upon reports of significant changes in the financial condition of Advantest’s significant customers and the semiconductor industry.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

(f) Investments in Affiliated Companies

Investments in affiliated companies owned 20% to 50%, where Advantest exercises significant influence over their operating and financial policies, are accounted for on the equity method. All significant intercompany profits from affiliates have been eliminated.

(g) Investment Securities

Investment securities at March 31, 2003 and 2004 consist of equity securities. Advantest classifies its equity securities in one of two categories: trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All equity securities not included in trading are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized.

A decline in the fair value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

On a continuous basis, but no less frequently than at the end of every half year, Advantest evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at date of evaluation compared to that of at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by the specific identification method.

As of March 31, 2003 and 2004, all equity securities held by Advantest are classified as available-for-sale.

(h) Derivative Financial Instruments

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

Advantest uses foreign exchange forward contracts to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade accounts receivable. However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133.

Foreign exchange forward contracts generally have maturities of several months. These contracts are used to reduce Advantest’s risk associated with exchange rate movements, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange forward contracts are recognized in earnings under the caption of other income (expense).

Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of speculation.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(i) Property, Plant and Equipment

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

Depreciation expense was ¥8,938 million, ¥8,670 million and ¥7,563 million ($71,558 thousand) in the years ended March 31, 2002, 2003 and 2004, respectively.

(j) Intangible Assets and Other Assets

Intangible assets principally consist of licenses, goodwill and computer software for internal-use, including computer software under capital leases. Other assets consist of investments, security deposits and prepaid expenses, of which no one individual item was material to the consolidated financial statements of Advantest.

Advantest capitalizes certain costs incurred to purchase or develop software for internal-use. Costs incurred to develop software for internal-use are expensed as incurred during the preliminary project stage, which includes costs for making strategic decisions about the project, determining performance and system requirements and vendor demonstration cost. Costs incurred subsequent to the preliminary project stage through implementation are capitalized. Advantest also expenses costs incurred for internal-use software projects in the post implementation stage such as costs for training and maintenance.

Costs incurred to develop software to be included with and sold as part of the Company’s automated test equipment are capitalized subsequent to the attainment of technological feasibility in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. To date, costs incurred subsequent to the attainment of technological feasibility have been insignificant and, therefore, have been charged directly to expense. Costs incurred prior to reaching technological feasibility are expensed as incurred.

The cost of software is amortized straight-line over the estimated useful life, which is generally five years. The cost of computer software under capital leases is amortized straight-line over the lease term. The remaining weighted average life of software at March 31, 2004 is 1.7 years.

Business combinations are accounted for using the purchase method in accordance with SFAS No. 141, “Business Combinations”. SFAS No. 141 establishes certain criteria for the recognition of intangible assets separately from goodwill. Under SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is no longer amortized, but instead is tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any recognized intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment until its life is determined to be no longer indefinite.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Advantest performs its annual impairment test at the end of each year. Advantest completed its annual impairment test at the end of the years ended March 31, 2003 and 2004, with no indication of impairment identified.

(k) Impairment of Long-Lived Assets

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

As one of the independent cash flow-generating units, measuring instruments’ assets group reported operating losses for two consecutive years, and future operating results of the assets group is not expected to be profitable, due to the customers’ continuously inactive industries such as wireless communications. Therefore, Advantest concluded that the carrying amount of the assets group was higher than the undiscounted net cash flows expected to result from the use and eventual disposition of the assets group. Accordingly, Advantest adjusted its carrying amount to the recoverable amount. The recoverable amount was based on the observable market price and Advantest’s cash flow analysis. Total recognized impairment loss is ¥3,030 million ($28,669 thousand) and is included in selling, general and administrative expenses for the year ended March 31, 2004. The impairment loss consists of ¥1,226 million ($11,600 thousand) from buildings, ¥175 million ($1,656 thousand) from machinery and equipment, ¥683 million ($6,462 thousand) from furniture and fixtures, ¥681 million ($6,443 thousand) from software, and ¥265 million ($2,508 thousand) from other assets.

(l) Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

(m) Accrued Pension and Severance Cost

The Company and certain of its domestic subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. The benefits are based on years of service and the employee’s compensation and vest after one year of service. Prior service cost that results from amendments to the plan is amortized over the average remaining service period of the employees expected to receive benefits. Unrecognized net gain and loss is also amortized over the average remaining service period of the employees expected to receive benefits. See note (16) to the consolidated financial statements for further discussion.

(n) Revenue Recognition

Automated test equipment

Revenue from sales of automated test equipment which require installation work is recognized when the related installation work is completed and the equipment is accepted by the customer. Revenue from sales of

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Multiple deliverables

Multiple Deliverables are accounted for under the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF 00-21, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. EITF 00-21 also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement.

Advantest enters into certain revenue arrangements with multiple deliverables, which include combination of automated test equipment, installation and warranty services. As those installation or warranty services are not interchangeable to be provided by Advantest or other parties and as fair values of those services are not determinable, these elements are not considered to qualify for separate accounting under EITF 00-21 and accordingly Advantest treats them as a single unit of accounting.

Advantest adopted the provisions of EITF 00-21 for the transactions entered into on and after July 1, 2003. The effect on Advantest’s consolidated financial statements was insignificant.

(o) Selling, General and Administrative Expenses

Shipping and handling costs totaled ¥927 million, ¥774 million and ¥1,011 million ($9,566 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(p) Research and Development

Research and development costs are expensed as incurred.

(q) Stock-Based Compensation

Advantest applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25”, in accounting for its stock-based compensation plans. As such, stock-based compensation cost would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123”, establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, Advantest has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123, as amended.

Had Advantest determined stock-based compensation cost using the fair value-based method at the grant date for its stock options and warrants under SFAS No. 123, Advantest’s net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

	2002	2003	2004	2004
	Yen (Millions) except for per share data			U.S. Dollars (Thousands) except for per share data
Net income (loss):
As reported	¥(23,906)	(12,994)	17,329	$163,961
Deduct: stock-based employee compensation cost	—	(2,592)	(1,963)	(18,574)

Pro forma	¥(23,906)	(15,586)	15,366	$145,387

Basic net income (loss) per share:
As reported	¥(240.38)	(131.99)	176.37	$1.67
Pro forma	(240.38)	(158.32)	156.39	1.48

Diluted net income (loss) per share:
As reported	¥(240.38)	(131.99)	176.02	$1.67
Pro forma	(240.38)	(158.32)	156.08	1.48

No compensation expense was reflected in net income for the years ended March 31, 2002, 2003 and 2004.

The per share weighted average fair value of stock options and warrants granted during the years ended March 31, 2003 and 2004 was ¥3,526 and ¥2,570 ($24) on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: the year ended March 31, 2003—expected dividend yield of 0.5%, risk-free interest rate of 0.6%, volatility of 67.8%, and an expected life of 4 years; the year ended March 31, 2004—expected dividend yield of 0.8%, risk-free interest rate of 0.6%, volatility of 69.5%, and an expected life of 4 years.

(r) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(s) Net Income (Loss) per Share

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

At March, 31, 2002, 2003 and 2004, the Company had outstanding stock options and warrants exercisable into 739,200, 1,113,800 and 329,500 shares of common stock, respectively, which could potentially dilute net income per share in future periods.

(t) Translation of Foreign Financial Statements

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

(u) Foreign Currency Transactions

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

(v) Use of Estimates

Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include valuation allowances for trade accounts receivables, inventories and deferred tax assets, and assets and obligations related to employees retirement and severance plans. Actual results could differ from those estimates.

(w) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform presentation used for the year ended March 31, 2004.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(2) U.S. Dollar Amounts

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader. These translations should not be construed as representations as to what the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥105.69 per U.S.$1, the approximate current exchange rate at March 31, 2004, was used for the translation of the accompanying financial results of Advantest as of and for the year ended March 31, 2004.

(3) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts are as follows:

	2002	2003	2004	2004
	Yen (Millions)			U.S. Dollars (Thousands)
Balance at beginning of year	¥261	533	1,240	$11,732
Amount utilized	(9)	(103)	(17)	(161)
Reversal of doubtful accounts	—	—	(212)	(2,006)
Provision for doubtful accounts	281	810	1,453	13,748

Balance at end of year	¥533	1,240	2,464	$23,313

(4) Inventories

Inventories are composed of the following:

	2003	2004	2004
	Yen (Millions)		U.S. Dollars (Thousands)
Finished goods	¥8,863	14,819	$140,212
Work in process	16,595	25,433	240,637
Raw materials	9,537	9,171	86,773

	¥34,995	49,423	$467,622

Advantest recognized inventory write-downs in cost of sales of ¥2,553 million and ¥2,126 million ($20,115 thousand) for the years ended March 31, 2003 and 2004, respectively. The write-downs of ¥2,126 million ($20,115 thousand) for the year ended March 31, 2004 mainly consist of ¥1,593 million ($15,072 thousand) derived from discontinuation of products lines, including those lines that are being replaced by new product lines.

(5) Property, Plant and Equipment

Property, plant and equipment is composed of the following:

	2003	2004	2004
	Yen (Millions)		U.S. Dollars (Thousands)
Land	¥18,666	19,174	$181,417
Buildings	50,780	49,368	467,101
Machinery and equipment	25,446	24,660	233,324
Furniture and fixtures	26,638	21,200	200,587
Construction in progress	929	647	6,122

	122,459	115,049	1,088,551
Less accumulated depreciation	67,028	64,533	610,587

	¥55,431	50,516	$477,964

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Goodwill and Other Intangible Assets

The components of acquired intangible assets excluding goodwill at March 31, 2003 and 2004 were as follows:

	2003		2004
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	Yen (Millions)
Intangible assets subject to amortization:
Software	¥9,271	5,446	¥5,852	3,930
Other	1,277	681	1,464	1,282

Total	¥10,548	6,127	¥7,316	5,212

	2004
	Gross carrying amount	Accumulated amortization
	U.S. dollars (Thousands)
Intangible assets subject to amortization:
Software	$55,369	37,184
Other	13,852	12,130

Total	$69,221	49,314

Intangible assets not subject to amortization at March 31, 2003 and 2004 were insignificant.

Aggregate amortization expense for the years ended March 31, 2002, 2003 and 2004 was ¥2,177 million, ¥2,292 million and ¥1,765 million ($16,700 thousand), respectively. Estimated amortization expense for the next five years ending March 31 is: ¥1,152 million ($10,900 thousand) in 2005, ¥556 million ($5,261 thousand) in 2006, ¥244 million ($2,309 thousand) in 2007, ¥96 million ($908 thousand) in 2008, and ¥42 million ($397 thousand) in 2009, respectively.

Changes in the carrying amount of goodwill for the year ended March 31, 2003 and 2004 were as follows:

	2003	2004	2004
	Yen (Millions)		U.S. dollars (Thousands)
Balance at beginning of year	¥645	¥645	$6,103
Acquisition during the year	—	781	7,389

Balance at end of year	¥645	¥1,426	$13,492

All amount of this goodwill is allocated to Automated test equipment segment.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Advantest adopted the provision of SFAS No. 142, “Goodwill and Other Intangible Assets”, as of April 1, 2002. Reconciliation of “net income (loss)” and “net income (loss) per share” to the amounts adjusted for the exclusion of goodwill amortization for the years ended March 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004	2004
	Yen (Millions) except for per share data			U.S. dollars (Thousands) except for per share data
Net income (loss):
Reported net income (loss)	¥(23,906)	(12,994)	17,329	$163,961
Add back: goodwill amortization (net of tax)	122	—	—	—

Adjusted net income (loss)	¥(23,784)	(12,994)	17,329	$163,961

Basic net income (loss) per share:
Reported basic net income (loss) per share	¥(240.38)	(131.99)	176.37	$1.67
Add back: goodwill amortization (net of tax)	1.24	—	—	—

Adjusted net income (loss) per share	¥(239.14)	(131.99)	176.37	$1.67

Diluted net income (loss) per share:
Reported diluted net income (loss) per share:	¥(240.38)	(131.99)	176.02	$1.67
Add back: goodwill amortization (net of tax)	1.24	—	—	—

Adjusted diluted net income (loss) per share:	¥(239.14)	(131.99)	176.02	$1.67

(7) Investment Securities

Marketable securities consist of equity securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2003 and 2004 were as follows:

	2003
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥1,173	182	28	1,327

	2004
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥2,238	2,093	1	4,311

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2004
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
	U.S. dollars (Thousands)
Noncurrent:
Available-for-sale:
Equity securities	$21,175	19,803	9	40,789

Gross realized gains and losses for the years ended March 31, 2002, 2003 and 2004 were as follows:

	2002		2003
	Gross realized gains	Gross realized losses	Gross realized gains	Gross realized losses
	Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥71	1,265	¥—	1,876

	2004		2004
	Gross realized gains	Gross realized losses	Gross realized gains	Gross realized losses
	Yen (Millions)		U.S. dollars (Thousands)
Noncurrent:
Available-for-sale:
Equity securities	¥224	1,455	$2,119	13,767

Gross realized gains and losses are included in “other income (expense)” in the consolidated statements of income, and “other” in net cash provided by operating activities in the consolidated statements of cash flows.

Gross unrealized losses on available-for-sale equity securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004, were as follows:

	2004
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥—	—	16	1

	2004
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	U.S. dollars (Thousands)
Noncurrent:
Available-for-sale:
Equity securities	$—	—	151	9

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Advantest maintains long-term investment securities, issued by nonpublic companies, which are recorded at cost. In addition, the fair values of such securities were not readily determinable, the carrying amount of which is ¥5,010 million and ¥3,641 million ($34,450 thousand) at March 31, 2003 and 2004, respectively.

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

Advantest had no outstanding foreign exchange forward contracts at March 31, 2003. At March 31, 2004, Advantest had foreign exchange forward contracts to exchange currencies among Japanese yen, U.S. dollars and Euro. The notional amounts of these contracts were ¥8,736 million ($82,657 thousand) at March 31, 2004. The fair values of these contracts at March 31, 2004 are shown in note (9) to the consolidated financial statements. These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133. Changes in the fair values are recognized in earnings under the caption of other income (expense).

(9) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2003 and 2004. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	2003		2004
	Carrying amount	Fair value	Carrying amount	Fair value
	Yen (Millions)
Financial assets:
Investment securities for which it is:
Practicable to estimate fair value	¥1,327	1,327	4,311	4,311
Not practicable to estimate fair value	5,010	—	3,641	—
Foreign exchange forward contracts	—	—	91	91
Financial liabilities:
Foreign exchange forward contracts	—	—	105	105
Long-term debt including current installments	26,869	27,415	24,626	25,223

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2004
	Carrying amount	Fair value
	U.S. Dollars (Thousands)
Financial assets:
Investment securities for which it is:
Practicable to estimate fair value	$40,789	40,789
Not practicable to estimate fair value	34,450	—
Foreign exchange forward contracts	861	861
Financial liabilities:
Foreign exchange forward contracts	993	993
Long-term debt including current installments	233,002	238,651

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions. And the carrying amounts of foreign exchange forward contracts are included in other current assets and other current liabilities.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable, and accrued expenses (nonderivatives): The carrying amounts approximate fair value because of the short maturity of these instruments.

Investment securities: The fair values of equity investments are based on quoted market prices at the reporting date for those investments. It was not practicable to estimate the fair value of nonpublic companies; those investments are carried at cost.

Long-term debt: The fair value of Advantest’s long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to Advantest for similar debt instruments of comparable maturities by financial institutions.

Foreign exchange forward contracts: The fair value of foreign exchange forward contracts are estimated by obtaining quotes from financial institution.

(10) Leases—Lessor

Advantest provides leases that enable its customers to acquire automated test equipment. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation on operating leases as of March 31, 2003 and 2004 were as follows:

	2003	2004	2004
	Yen (Millions)		U.S. Dollars (Thousands)
Machinery and equipment	¥8,174	5,450	$51,566
Less accumulated depreciation	3,101	2,398	22,689

	¥5,073	3,052	$28,877

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Depreciation of machinery and equipment held under operating leases are included with depreciation expense. These assets are included in property, plant and equipment.

Future minimum lease income from equipment on noncancelable operating leases as of March 31, 2004 is as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2005	¥967	$9,149
2006	346	3,274
2007	186	1,760
2008	88	833
2009	18	170

Total minimum lease income	¥1,605	$15,186

(11) Leases—Lessee

Advantest is obligated under various capital leases for certain machinery and equipment and software that expire at various dates during the next three years. At March 31, 2003 and 2004, the gross amount of machinery and equipment and software, and the related accumulated depreciation and amortization recorded under capital leases were as follows:

	2003	2004	2004
	Yen (Millions)		U.S. Dollars (Thousands)
Machinery and equipment	¥559	142	$1,344
Software	245	22	208

	804	164	1,552
Less accumulated depreciation and amortization	678	138	1,306

	¥126	26	$246

Depreciation and amortization of assets held under capital leases are included with depreciation and amortization expense. Machinery and equipment is included in property, plant and equipment and software is included in intangible assets.

Future minimum capital lease payments as of March 31, 2004 are as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2005	¥24	$228
2006	5	47
2007	1	9

Total minimum lease payments	30	284
Less amount representing interest (at rates ranging from 2.19% to 2.91%)	2	19

Present value of net minimum capital lease payments	28	265
Less current installments	23	218

Obligations under capital leases, excluding current installments	¥5	$47

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Obligations under capital leases is included in “other current liabilities” and “other liabilities” in the consolidated balance sheets.

Advantest also has several noncancelable operating leases, primarily for office space and office equipment that expire over the next five years. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2002, 2003 and 2004 was ¥2,301 million, ¥1,638 million and ¥1,352 million ($12,792 thousand), respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2004 are as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2005	¥320	$3,027
2006	279	2,640
2007	216	2,044
2008	62	587
2009	7	66

Total minimum lease payments	¥884	$8,364

(12) Short-Term and Long-Term Debt

Long-term debt at March 31, 2003 and 2004 consists of the following:

	2003	2004	2004
	Yen (Millions)		U.S. Dollars (Thousands)
Partially secured borrowings by mortgage of property, plant and equipment, due 2003 to 2008 with annual interest rates ranging from 1.05% to 4.125% in 2003 and 2004	¥169	126	$1,192
Unsecured 1.05% bonds, due January 27, 2004	2,200	—	—
Unsecured 0.88% bonds, due February 5, 2005	4,500	4,500	42,577
Unsecured 1.88% bonds, due December 14, 2005	20,000	20,000	189,233

Total long-term debt	26,869	24,626	233,002
Less current installments	2,243	4,543	42,984

Long-term debt, excluding current installments	¥24,626	20,083	$190,018

Unsecured 1.05% bonds and 0.88% bonds were issued with detachable warrants in connection with one of Advantest’s stock-based compensation plans. As described in note (15) to the consolidated financial statements, upon issuance of each bond, the Company purchased all detachable warrants from the underwriter and distributed such warrants to the directors and selected employees of the Company and its subsidiaries. No gain or loss was recognized on the sale and purchase of the warrants. For financial reporting purposes, these transactions were accounted for as the issuance of debt to third parties and separately as the issuance of warrants to directors and employees.

At March 31, 2004, property, plant and equipment with a carrying amount of ¥403 million ($3,813 thousand) was pledged as collateral for certain debt obligations in the amount of ¥38 million ($360 thousand).

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The aggregate maturities of long-term debt for each of the five years subsequent to March 31, 2004 are as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2005	¥4,543	$42,984
2006	20,043	189,639
2007	30	284
2008	10	95

Total long-term debt	¥24,626	$233,002

Advantest had ¥6,679 million ($63,194 thousand) in lines of credit available for immediate borrowing and the interest rates were prime rate plus 0.50% - 0.75 % as of March 31, 2004. None of them were utilized as of March 31, 2004.

(13) Income Taxes

The components of income (loss) before income taxes and provision for income taxes as shown in the consolidated statements of income are as follows:

	2002	2003	2004	2004
	Yen (Millions)			U.S. Dollars (Thousands)
Income (loss) before income taxes:
The Company and domestic subsidiaries	¥(41,956)	(18,581)	20,096	$190,141
Foreign subsidiaries	3,476	(107)	8,782	83,092

	¥(38,480)	(18,688)	28,878	$273,233

	2002	2003	2004	2004
	Yen (Millions)			U.S. Dollars (Thousands)
Provision for income taxes:
Current:
The Company and domestic subsidiaries	¥97	624	1,356	$12,830
Foreign subsidiaries	1,137	1,694	3,490	33,021
Deferred:
The Company and domestic subsidiaries	(15,905)	(6,939)	6,749	63,856
Foreign subsidiaries	97	(1,073)	(46)	(435)

	¥(14,574)	(5,694)	11,549	$109,272

The Company and its domestic subsidiaries are subject to a corporate tax of 30%, an inhabitant tax of between 18.1% and 20.7% and a deductible business tax of between 9.6% and 10.1%, which in the aggregate resulted in a statutory income tax rate of approximately 42%. Amendments to the Japanese tax regulations were enacted on March 24, 2003. As a result of these amendments, the statutory income tax rate was reduced from approximately 42% to 40% effective from the year beginning April 1, 2004. Consequently, the statutory tax rate is to be lowered to approximately 40% applicable for deferred tax assets and liabilities expected to be settled or realized subsequent to April 1, 2004. The adjustments of deferred tax assets and liabilities for this change in the tax rate are ¥143 million ($1,353 thousand) and reflected in the consolidated statements of income for the year ended March 31, 2004.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2002	2003	2004
Statutory tax rate	(42.0)%	(42.0)%	42.0%
Increase (reduction) in income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rate from the statutory rate in Japan	(1.1)	(0.6)	(2.7)
Tax credits utilized	(0.1)	(0.4)	(0.5)
Expenses not deductible for tax purposes	0.2	0.3	1.2
Change in valuation allowance	3.1	7.3	(0.3)
Tax rate change	—	6.0	(0.5)
Other, net	2.0	(1.1)	0.8

	(37.9)%	(30.5)%	40.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2003 and 2004 are presented below.

	2003	2004	2004
	Yen (Millions)		U.S. Dollars (Thousands)
Deferred tax assets:
Inventories	¥8,521	7,698	$72,836
Investments in affiliates	292	—	—
Accrued warranty expenses	594	566	5,355
Accrued pension and severance cost	5,558	6,500	61,501
Minimum pension liability adjustments	—	943	8,922
Accrued expenses	1,657	2,460	23,276
Research and development expenses capitalized for tax purposes	3,253	1,688	15,971
Operating loss carryforward	20,905	13,079	123,749
Property, plant and equipment and Intangible assets	—	1,097	10,379
Other	2,507	2,177	20,598

Total gross deferred tax assets	43,287	36,208	342,587
Less valuation allowance	1,640	2,149	20,333

Net deferred tax assets	41,647	34,059	322,254

Deferred tax liabilities:
Net unrealized gains on marketable securities	62	669	6,330
Property, plant and equipment and Intangible assets	235	—	—
Other	110	67	634

Total gross deferred tax liabilities	407	736	6,964

Net deferred tax assets	¥41,240	33,323	$315,290

The net changes in the total valuation allowance for the years ended March 31, 2003 and 2004 were an increase of ¥1,371 million and ¥509 million ($4,816 thousand), respectively.

At March 31, 2004, Advantest had net operating losses carried forward for income tax purposes of approximately ¥32,455 million ($307,077 thousand) which are available to reduce future income taxes, if any. These operating losses will expire starting from the year ending March 31, 2005 through the year ending March 31, 2011.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Management of Advantest intends to reinvest certain undistributed earnings of the Company’s foreign subsidiaries for an indefinite period of time. As a result, no provision for income taxes has been made on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future, aggregating ¥5,604 million ($53,023 thousand) as of March 31, 2004.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At March 31, 2004, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥33,323 million ($315,290 thousand) of which ¥13,079 million ($123,749 thousand) represents net operating losses (“NOLs”) carried forward available to offset future taxable income. In order to fully realize these NOLs, the Company will need to generate taxable income in excess of approximately ¥32,455 million ($307,077 thousand) during the period the NOLs expire. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor and automated test equipment market prospects, the results of cutting fixed costs continually and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences including NOLs, net of the existing valuation allowance, at March 31, 2004. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect on Advantest’s consolidated financial position and results of operations could be significant.

(14) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss) are as follows:

	Foreign currency translation adjustments	Net unrealized gains on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
	Yen (Millions)
Balance at April 1, 2001	¥(2,636)	102	—	(2,534)

Change during the year	1,440	(453)	—	987
Reclassification adjustments for realized portion	—	363	—	363

	1,440	(90)	—	1,350

Balance at March 31, 2002	(1,196)	12	—	(1,184)

Change during the year	(2,915)	(159)	—	(3,074)
Reclassification adjustments for realized portion	—	203	—	203

	(2,915)	44	—	(2,871)

Balance at March 31, 2003	(4,111)	56	—	(4,055)

Change during the year	(3,976)	1,330	(1,396)	(4,042)
Reclassification adjustments for realized portion	—	36	—	36

	(3,976)	1,366	(1,396)	(4,006)

Balance at March 31, 2004	¥(8,087)	1,422	(1,396)	(8,061)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Foreign currency translation adjustments	Net unrealized gains on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
	U.S. Dollars (Thousands)
Balance at March 31, 2003	$(38,897)	530	—	(38,367)

Change during the year	(37,619)	12,583	(13,208)	(38,244)
Reclassification adjustments for realized portion	—	341	—	341

	(37,619)	12,924	(13,208)	(37,903)

Balance at March 31, 2004	$(76,516)	13,454	(13,208)	(76,270)

The related tax effects allocated to each component of other comprehensive income (loss) are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	Yen (Millions)
Year ended March 31, 2002:
Foreign currency translation adjustments	¥1,440	—	1,440
Net unrealized gains on securities:
Net unrealized gains arising during the year	(753)	300	(453)
Less reclassification adjustments for net gains realized in earnings	622	(259)	363

Net unrealized gains	(131)	41	(90)

Other comprehensive income (loss)	¥1,309	41	1,350

Year ended March 31, 2003:
Foreign currency translation adjustments	¥(2,915)	—	(2,915)
Net unrealized gains on securities:
Net unrealized gains arising during the year	(266)	107	(159)
Less reclassification adjustments for net gains realized in earnings	340	(137)	203

Net unrealized gains	74	(30)	44

Other comprehensive income (loss)	¥(2,841)	(30)	(2,871)

Year ended March 31, 2004:
Foreign currency translation adjustments	¥(3,976)	—	(3,976)
Net unrealized gains on securities:
Net unrealized gains arising during the year	1,938	(608)	1,330
Less reclassification adjustments for net gains realized in earnings	36	—	36

Net unrealized gains	1,974	(608)	1,366

Minimum pension liability adjustments	(2,339)	943	(1,396)

Other comprehensive income (loss)	¥(4,341)	335	(4,006)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	U.S. Dollars (Thousands)
Year ended March 31, 2004:
Foreign currency translation adjustments	$(37,619)	—	(37,619)
Net unrealized gains on securities:
Net unrealized gains arising during the year	18,336	(5,753)	12,583
Less reclassification adjustments for net gains realized in earnings	341	—	341

Net unrealized gains	18,677	(5,753)	12,924

Minimum pension liability adjustments	(22,131)	8,923	(13,208)

Other comprehensive income (loss)	$(41,073)	3,170	(37,903)

(15) Stock-Based Compensation

Advantest has two types of stock-based compensation plans as incentive plans for directors and selected employees. One plan uses stock options and the other plan uses bonds with detachable warrants.

In January 2000 and February 2001, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriter and distributed such warrants to the directors and selected employees of the Company and its subsidiaries. By exercising a warrant, directors and selected employees can purchase the shares of the Company, the number of which is 99,000 shares and 319,500 shares at the exercise price of ¥21,840 and ¥14,018 for warrants issued in January 2000 and February 2001, respectively. Warrants were granted with an exercise price equal to 1.05 times the closing price of the Company’s shares traded on the Tokyo Stock Exchange on the date of each grant. Under each plan, 990 warrants and 3,195 warrants in January 2000 and February 2001, respectively, were issued. The warrants vested fully immediately, and were exercisable up to 4 years from the date of grant. For financial reporting purposes, these transactions were accounted for as the issuance of debt to third parties and separately as the issuance of warrants to directors and employees. The issuance of the warrants to directors and employees was accounted for under APB Opinion No. 25. All unexercised warrants issued during the year ended March 31, 2000 expired in accordance with their original terms during the year ended March 31, 2004.

In July 2002, stock options were issued to directors, corporate auditors and certain employees under a stock option plan approved by the Board of Directors. The number of granted shares totaled 735,000. Options were granted with an exercise price of ¥8,148 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and vested fully on April 1, 2003.

In April 2003, stock options were issued to a director and certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 14,000. Options were granted with an exercise price of ¥8,148 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant, and (3) the exercise price at which the July 2002 options were granted. The options have an exercise period of no later than March 31, 2007 and vested fully on May 1, 2003.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In June 2003, stock options were issued to directors, executive officers, corporate auditors and certain employees under a stock option plan approved by the Board of Directors. The number of granted shares totaled 734,000. Options were granted with an exercise price of ¥5,160 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and vested fully on April 1, 2004.

In August 2003, January 2004 and March 2004, stock options were issued to a director and certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 6,000, 7,000 and 3,000, respectively. Options were granted with exercise prices of ¥8,090, ¥9,220 and ¥8,550 per share, respectively, that are equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant, and (3) the exercise price at which the June 2003 options were granted. All of the options have an exercise period of 4 years and vested fully on April 1, 2004.

Stock option and warrant activity during the years ended March 31, 2002, 2003 and 2004 is as follows:

	Number of shares	Weighted average exercise price	Weighted average exercise price
		Yen	U.S. Dollars
Balance at April 1, 2001	787,037	¥11,883

Exercised	(44,537)	(6,533)
Expired	(3,300)	(15,914)

Balance at March 31, 2002	739,200	12,187

Granted	735,000	8,148
Expired	(360,400)	(7,799)

Balance at March 31, 2003	1,113,800	10,942	$104
Exercisable at March 31, 2003	403,800	15,854	150

Granted	764,000	5,288	50
Exercised	(21,000)	(8,148)	(77)
Expired	(84,300)	(21,060)	(199)

Balance at March 31, 2004	1,772,500	7,973	75

Exercisable at March 31, 2004	1,022,500	9,982	94

At March 31, 2004, all of the outstanding stock options and warrants were as follows:

Exercise price	Number outstanding	Weighted average remaining contractual life
Yen
¥ 5,160	734,000	4.0 years
8,090 - 9,220	719,000	3.0 years
14,018	319,500	0.9 years

	1,772,500

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(16) Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have unfunded retirement and severance plans. On terminating employment, substantially all employees of the Company and the subsidiaries are entitled to lump-sum payments based on the employees’ compensation and years of service.

The Company and its domestic subsidiaries also have contributory defined benefit retirement and severance plan covering substantially all employees. Benefits payable under the plan is based on employee earnings and years of service. The contributory plan mainly represents the Employees’ Pension Fund (“EPF”) plan, composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries. Management considers that substitutional portions of the EPF, which are administered by a board of trustees composed of management and labor representatives, represent welfare pension plan carried on behalf of the Japanese government. This contributory plan is funded in conformity with the funding requirements of applicable Japanese governmental regulations.

In January 2003, the EITF reached a final consensus on EITF 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF 03-2 addresses accounting for a transfer to the Japanese government of the substitutional portion of an EPF plan. EITF 03-2 requires employers to account for the entire separation process of the substitutional portion from the EPF upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. On August 1, 2003, Advantest and certain of its consolidated domestic subsidiaries received approval from the Minister of Health, Labor and Welfare to be exempted from obligation for benefits related to future employee service under the substitutional portion of its EPF plans as part of the transfer of its EPF plans to the Japanese government pursuant to the Defined Benefit Corporate Pension Law. Accordingly, there has been no effect on Advantest’s consolidated financial statements for the year ended March 31, 2004. The aggregate effect of this separation will be determined based on the Company’s total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. This separation could have a significant effect on Advantest’s financial condition or results of operations.

In December 2003, the FASB issued SFAS No. 132 (revised 2003) (“SFAS No. 132R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. SFAS No. 132R revises and prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. SFAS No. 132R retains the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. SFAS No. 132R is generally effective for fiscal years ending after December 15, 2003. Advantest’s disclosures below incorporate the requirements of SFAS No. 132R.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Information about the retirement and severance plans of Advantest are as follows:

	2002	2003	2004	2004
	Yen (Millions)			U.S. Dollars (Thousands)
Components of net periodic benefit cost:
Service cost	¥2,364	2,529	1,691	$16,000
Interest cost	1,003	960	860	8,137
Expected return on plan assets	(619)	(622)	(495)	(4,684)
Amortization of unrecognized:
Net transition obligation	214	214	214	2,025
Net actuarial gain or loss	(52)	318	317	3,000
Prior service cost	(27)	(117)	(116)	(1,098)

Net periodic benefit cost	¥2,883	3,282	2,471	$23,380

The following table sets forth the plan’s benefit obligation, fair value of plan assets, funded status at March 31, 2003 and 2004.

	2003	2004	2004
	Yen (Millions)		U.S. Dollars (Thousands)
Change in benefit obligation:
Balance at beginning of year	¥38,463	34,507	$326,493
Service cost	2,529	1,691	16,000
Interest cost	960	860	8,137
Employee contributions	302	85	804
Actuarial gain or loss	(3,768)	6,644	62,863
Benefits paid	(2,931)	(904)	(8,554)
Acquisition	—	93	880
Divestiture	(1,048)	—	—

Balance at end of year	34,507	42,976	406,623

Change in plan assets:
Balance at beginning of year	20,727	16,492	156,041
Employer contributions	927	631	5,970
Employee contributions	302	85	804
Actual return on plan assets	(3,377)	2,994	28,329
Benefits paid	(1,599)	(761)	(7,200)
Divestiture	(488)	—	—

Balance at end of year	16,492	19,441	183,944

Funded status	18,015	23,535	222,679
Unrecognized prior service cost	1,830	1,714	16,217
Unrecognized net transition obligation	(214)	—	—
Unrecognized net actuarial gain or loss	(5,412)	(9,240)	(87,425)

Net amount recognized	¥14,219	16,009	$151,471

Amounts recognized in the balance sheet:
Accrued pension and severance cost	¥14,219	18,348	$173,602
Accumulated other comprehensive income (loss), gross of tax	—	(2,339)	(22,131)

Net amount recognized	¥14,219	16,009	$151,471

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligation	¥34,507	42,976	$406,623
Accumulated benefit obligation	29,411	37,789	357,546
Fair value of plan assets	16,492	19,441	183,944

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

During the year ended March 31, 2003, Advantest reduced its number of employees by approximately 700 through a voluntary early retirement program offered to employees in Japan and lay-offs of employees in foreign locations and a sale of all shares of a subsidiary in Japan pursuant to a management buyout. Advantest recorded additional severance costs of ¥3,595 million related to severance packages of the employees that accepted early retirement and lay-offs and classified such charge in selling, general and administrative expenses. At March 31, 2003, Advantest had paid approximately ¥3,250 million of the liability. Substantially all of the remaining liability was paid in April 2003.

Information about the retirement and severance plans of Advantest is as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

		2003	2004
Weighted-average assumptions used to determine benefit obligations as of March 31:
Discount rate		2.5%	2.0%
Rate of compensation increase		3.3%	3.3%

	2002	2003	2004
Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:
Discount rate	3.0%	2.5%	2.5%
Expected return on plan assets	3.0%	3.0%	3.0%
Rate of compensation increase	3.3%	3.3%	3.3%

Advantest determines the expected return based on asset portfolio, historical returns and estimated future returns.

Plan assets:

Advantest’s domestic benefit plans’ weighted-average assets allocations at March 31, 2003 and 2004 by asset category are as follows:

	2003	2004
Equity securities	59.3%	42.7%
Debt securities	34.6%	18.3%
Cash	5.5%	32.2%
Life insurance company general accounts	0.6%	6.8%

	100.0%	100.0%

Advantest converted certain of its securities into cash in acknowledgement of the pending separation of the remaining substitutional portion (that is, the benefit obligation related to past services) by the year ended March 31, 2004.

Advantest’s investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants by attaining necessary long-term total returns on plan assets.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Taking into consideration the expected returns, associated risks and correlations of returns between asset categories in plan assets, Advantest determines optimal combination of equity and debt securities as Policy Asset Allocation (“PAA”). Plan assets are invested in individual equity and debt securities according to PAA with mid-term to long-term viewpoint, which is revised periodically to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Cash flows:

Advantest expects to contribute ¥575 million ($5,440 thousand) to its domestic defined benefit plans in the year ending March 31, 2005.

(17) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2002, 2003 and 2004 are as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2001	99,735,569	324,095

Purchase of shares	—	3,859
Exercise of warrants	47,816	—
Sale of shares	—	(2,300)

Number of shares as of March 31, 2002	99,783,385	325,654

Purchase of shares	—	1,211,372

Number of shares as of March 31, 2003	99,783,385	1,537,026

Purchase of shares	—	4,141
Exercise of stock options	—	(21,000)
Decrease upon share exchange	—	(12,283)
Sale of shares	—	(139)

Number of shares as of March 31, 2004	99,783,385	1,507,745

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

Cash dividends for the years ended March 31, 2002, 2003 and 2004 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for the dividend for the second half-year of ¥25 ($0.24) per share, aggregating ¥2,457 million ($23,247 thousand), subsequently proposed by the Board of Directors in respect of the year ended March 31, 2004.

The amount available for dividends under the Commercial Code of Japan is based on the amount recorded in the Company’s books of account and amounted to ¥119,679 million ($1,132,359 thousand) at March 31, 2004.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Noncash Financing and Investing Activities

Obligations under capital leases of ¥11 million, nil and ¥4 million ($38 thousand) were incurred in the years ended March 31, 2002, 2003 and 2004, respectively, when Advantest entered into leases for new machinery and equipment and software.

(19) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued warranty expenses for the years ended March 31, 2003 and 2004 were summarized as follows:

	2003	2004	2004
	Yen (Millions)		U.S. Dollars (Thousands)
Balance at beginning of year	¥2,836	2,396	$22,670
Addition	2,822	4,571	43,250
Acquisition	—	16	151
Utilization	(3,199)	(3,695)	(34,961)
Translation adjustments	(63)	(167)	(1,580)

Balance at end of year	¥2,396	3,121	$29,530

(20) Operating Segment and Geographic Information

In accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, Advantest has two operating and reportable segments, which are the design, manufacturing, and sale of automated test equipment and measuring instruments. These operating segments are determined based on the nature of the products and the markets. Automated test equipment is used to confirm that a semiconductor functions properly during the semiconductor manufacturing process at sites of manufactures of semiconductor or test houses. Automated test equipment consists of semiconductor test systems, test handlers or probers, semiconductor device interfaces and software. Test handlers or probers, semiconductor device interfaces and software are always with or incorporated in automated test equipment. Measuring instruments are used primarily by manufacturers of equipment and components and service providers of the fiber optic communications industry, the wireless communications industry and the electronics industry. Fundamental research and development activities and headquarters functions are represented by Corporate.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Operating segment information during the years ended March 31, 2002, 2003 and 2004 are as follows:

	Automated test equipment	Measuring instruments	Corporate	Total
	Yen (Millions)
As of and for the year ended March 31, 2002:
Net sales to unaffiliated customers	74,206	21,038	—	95,244
Depreciation and amortization	7,562	1,105	2,622	11,289
Operating income (loss)	(20,104)	(7,826)	(9,175)	(37,105)
Expenditures for additions to long-lived assets	7,718	1,936	4,804	14,458
Equity in losses of affiliates	(794)	—	—	(794)
Total assets	146,790	20,000	140,772	307,562
Equity investments	598	—	—	598

As of and for the year ended March 31, 2003:
Net sales to unaffiliated customers	84,910	12,830	—	97,740
Depreciation and amortization	7,269	1,236	2,437	10,942
Operating income (loss)	465	(7,939)	(9,269)	(16,743)
Expenditures for additions to long-lived assets	5,844	648	1,072	7,564
Equity in losses of affiliates	(109)	—	—	(109)
Total assets	138,114	18,332	124,778	281,224
Equity investments	591	—	—	591

As of and for the year ended March 31, 2004:
Net sales to unaffiliated customers	160,855	13,363	—	174,218
Depreciation and amortization	6,439	777	2,112	9,328
Operating income (loss)	48,562	(9,053)	(8,549)	30,960
Expenditures for additions to long-lived assets	5,166	254	201	5,621
Equity in losses of affiliates	(117)	—	—	(117)
Total assets	200,833	10,838	119,137	330,808

	Automated test equipment	Measuring instruments	Corporate	Total
	U.S. Dollars (Thousands)
As of and for the year ended March 31, 2004:
Net sales to unaffiliated customers	$1,521,951	126,436	—	1,648,387
Depreciation and amortization	60,923	7,352	19,983	88,258
Operating income (loss)	459,476	(85,656)	(80,888)	292,932
Expenditures for additions to long-lived assets	48,879	2,403	1,902	53,184
Equity in losses of affiliates	(1,107)	—	—	(1,107)
Total assets	1,900,208	102,545	1,127,231	3,129,984

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

As discussed in note (1) (k) to the consolidated financial statements, an impairment charge of ¥3,030 million ($28,669 thousand) for long-lived assets was included in the operating income (loss) of Measuring instruments for the year ended March 31, 2004.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Additions to long-lived assets included in Corporate consist of purchases of software and fixed assets for general corporate use.

Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments. Total assets in Corporate included cash and cash equivalents of ¥83,052 million, ¥59,672 million and of ¥65,687 million ($621,506 thousand) as of March 31, 2002, 2003 and 2004, respectively. Assets for general corporate use were ¥19,008 million, ¥18,083 million and ¥16,825 million ($159,192 thousand) as of March 31, 2002, 2003 and 2004, respectively.

One customer and its related entities in the automated test equipment segment accounted for approximately 16%, 12% and 12% of total consolidated net sales for the years ended March 31, 2002, 2003 and 2004.

Effective April 1, 2004, Advantest reclassified and regrouped its two reportable segments of “automated test equipment” and “measuring instruments” into the following three new segments; “semiconductor and component test system”, “mechatronics system” and “services, support and others”.

Information as to Advantest’s net sales and long-lived assets in various geographical areas is as follows:

Net sales to unaffiliated customers for the years ended March 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004	2004
	Yen (Millions)			U.S. Dollars (Thousands)
Japan	¥37,748	38,873	57,990	$548,680
North America	19,143	8,666	16,264	153,884
Europe	8,284	8,940	10,401	98,410
Asia	30,069	41,261	89,563	847,413

Total	¥95,244	97,740	174,218	$1,648,387

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia are generated in Korea, Taiwan, Singapore and others in the amount of ¥9,734 million, ¥5,315 million and ¥15,020 million, and ¥13,321 million, ¥13,605 million and ¥14,335 million, and ¥28,613 million ($270,726 thousand), ¥31,819 million ($301,060 thousand) and ¥29,131 million ($275,627 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively. Substantially all net sales indicated as North America are generated in the United States of America.

Long-lived assets as of March 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004	2004
	Yen (Millions)			U.S. Dollars (Thousands)
Japan	¥56,191	52,961	48,226	$456,297
North America	2,440	2,019	1,552	14,684
Europe	1,124	1,137	707	6,689
Asia	5,630	4,605	3,787	35,832

Total	¥65,385	60,722	54,272	$513,502

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-lived assets are those assets located in each geographic area.

There is no individually material country with respect to long-lived assets outside Japan. Substantially all long-lived assets indicated as North America are located in the United States of America.

(21) Related Party Transactions

Advantest sells products and purchases raw materials from its 20.5% owner and its group companies. The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various pieces of software, information system related services, research and development materials and services from related parties. Advantest had the following transactions with these related parties as of and for the years ended March 31:

	2002	2003	2004	2004
	Yen (Millions)			U.S. Dollars (Thousands)
Sales of products	¥1,296	2,327	2,766	$26,171
Purchases of raw materials	3,570	2,893	10,028	94,881
Receivables	467	1,381	1,882	17,807
Payables	1,392	2,198	6,746	63,828
Purchases of software, hardware and other	1,547	417	262	2,479
Research and development expenses, computer rentals, maintenance and other expenses	1,788	1,779	2,048	19,377

Advantest also has various capital lease contracts with a related company. Obligations under capital leases with this related company as of March 31, 2004 were ¥5 million ($47 thousand).

(22) Per Share Data

The following table sets forth the computation of basic and diluted net income (loss) per share and cash dividends per share as of March 31:

	2002	2003	2004	2004
	Yen (Millions) except for per share data			U.S. Dollars (Thousands) except for per share data
Numerator:
Net income (loss)	¥(23,906)	(12,994)	17,329	$163,961

Denominator:
Basic weighted average shares	99,453,203	98,445,111	98,250,830
Dilutive effect of exercise of stock options and warrants	—	—	195,306

Diluted weighted average shares	99,453,203	98,445,111	98,446,136

Basic net income (loss) per share	¥(240.38)	(131.99)	176.37	$1.67
Diluted net income (loss) per share	(240.38)	(131.99)	176.02	1.67

Cash dividends per share	¥40.00	30.00	40.00	$0.38

Cash dividends per share are computed based on dividends declared with respect to earnings for the periods.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(23) Concentration

As of and for the years ended March 31, 2002, 2003 and 2004, five customers accounted for approximately 20%, 35% and 38%, respectively, of accounts receivable and approximately 37%, 38% and 37%, respectively, of net sales.

(24) Commitments

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002.

Advantest provides guarantees to third parties mainly for customers lease obligations. At March 31, 2004, these guarantees amounted to ¥569 million ($5,384 thousand). Advantest would be required to satisfy customers lease obligations in the event of default. The guarantees are collateralized by the leased equipment. At March 31, 2004, Advantest has not accrued any obligation with respect to such guarantees as it estimates the fair value of its obligations to be insignificant.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANTEST CORPORATION

By:	/s/ HITOSHI OWADA
Name:	Hitoshi Owada
Title:	Director and Managing Executive Officer

Date: June 29, 2004