Form 20-F
period 2005-03-31
ADVANTEST CORP
filed 2005-07-26
CIK 1158838

As filed with the Securities and Exchange Commission on July 26, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15236

Kabushiki Kaisha Advantest

(Exact Name of Registrant as Specified in its Charter)

Advantest Corporation

(Translation of Registrant’s Name Into English)

Japan

(Jurisdiction of Incorporation or Organization)

Shin Marunouchi Center Building

1-6-2, Marunouchi

Chiyoda-ku

Tokyo 100-0005

Japan

(81-3) 3214-7500

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

Title of Each Class	Amount outstanding as of March 31, 2005
Common Stock	92,423,615

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

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2004” refers to the twelve-month period ended March 31, 2005. All other references to years refer to the applicable calendar year.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥107.39. This was the approximate exchange rate in Japan on March 31, 2005.

Unless otherwise noted, all references and discussions of Advantest’s financial position, results of operations and cash flow in this annual report are made with reference to Advantest’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The segment sales figures included in this annual report are presented before eliminating intercompany transactions.

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

You should read the U.S. GAAP selected consolidated financial information presented below together with “Operating and Financial Review and Prospects” and Advantest’s consolidated financial statements as of March 31, 2004 and 2005 and for each of the years in the three year period ended March 31, 2005, together with the notes to such financial statements, included elsewhere in this annual report.

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under accounting principles generally accepted in the United States, or U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2002, fiscal 2003 and fiscal 2004 were included in its Japanese Securities Reports filed with the Director of the Kanto Local Finance Bureau.

	Year ended March 31,
	2001	2002	2003	2004	2005	2005
	(in millions, except per share and share data)					(thousands, except per share and share data)
Consolidated Statement of Income Data:
Net sales	¥276,512	¥95,244	¥97,740	¥174,218	¥239,439	$2,229,621
Operating income (loss)	84,905	(37,105)	(16,743)	30,960	60,719	565,406
Income (loss) before income taxes	86,333	(38,480)	(18,688)	28,878	61,808	575,547
Net income (loss)	53,121	(23,906)	(12,994)	17,329	38,078	354,577
Net income (loss) per share:
Basic	534.44	(240.38)	(131.99)	176.37	389.54	3.63
Diluted	533.24	(240.38)	(131.99)	176.02	388.51	3.62
Basic weighted average shares outstanding	99,394,909	99,453,203	98,445,111	98,250,830	97,750,345	97,750,345
Diluted weighted average shares outstanding	99,618,561	99,453,203	98,445,111	98,446,136	98,010,739	98,010,739

	As of March 31,
	2001	2002	2003	2004	2005	2005
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Assets	¥407,431	¥307,562	¥281,224	¥330,808	¥296,769	$2,763,470
Current installments of long-term debt	4,343	43	2,243	4,543	20,043	186,637
Long-term debt, less current installments	26,911	26,868	24,626	20,083	40	373
Stockholders’ equity	267,929	240,716	210,663	221,768	206,749	1,925,217

	Year ended March 31,
	2001	2002	2003	2004	2005	2005
	(in millions, except percentages)					(in thousands)
Other Data:
Capital expenditures	¥12,280	¥13,254	¥7,564	¥5,621	¥9,348	$87,047
Research and development expenses	28,541	26,674	23,615	21,637	26,280	244,716
Cash flows provided by operating activities	29,597	9,009	4,967	28,215	90,327	841,112
Cash flows used in investing activities	(16,130)	(18,573)	(8,419)	(5,070)	(8,250)	(76,823)
Cash flows used in financing activities	(10,266)	(9,463)	(14,488)	(6,376)	(63,036)	(586,982)
Operating margin(1)	30.71%	(38.96)%	(17.13)%	17.77%	25.36%
Net income margin(2)	19.21%	(25.10)%	(13.29)%	9.95%	15.90%

(1)	Operating income as a percentage of net sales.
(2)	Net income as a percentage of net sales.

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

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 2000	¥25	$0.23
March 31, 2001	25	0.20
September 30, 2001	25	0.21
March 31, 2002	15	0.11
September 30, 2002	20	0.16
March 31, 2003	10	0.08
September 30, 2003	15	0.13
March 31, 2004	25	0.24
September 30, 2004	25	0.23
March 31, 2005	25	0.23

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥107.39. This was the approximate exchange rate in Japan on March 31, 2005.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per

$1.00. The noon buying rate as of July 19, 2005 was $1.00 = 112.95. Advantest does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended/ending March 31,	At end of period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2001	¥125.54	¥111.65	¥125.54	¥104.19
2002	132.70	125.64	134.77	115.89
2003	118.07	121.10	133.40	115.71
2004	104.18	112.75	120.55	104.18
2005	107.22	107.28	114.30	102.26
2006 (through July 19, 2005)	112.95	107.84	112.95	104.41

Month ended	High	Low
	(¥ per $1.00)
December 31, 2004	¥105.59	¥102.56
January 31, 2005	104.93	102.26
February 28, 2005	105.84	103.70
March 31, 2005	107.49	103.87
April 30, 2005	108.67	104.64
May 31, 2005	108.17	104.41
June 30, 2005	110.91	106.64

3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant cyclicality in the semiconductor industry

Advantest’s business depends largely upon the capital expenditures of semiconductor manufacturers, test houses and foundries. These manufacturers and companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and demand for products incorporating semiconductors. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in test system, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for semiconductor and component test systems and other test systems, including those of Advantest. The market for memory semiconductors, or semiconductors that contain only memory circuits, is especially cyclical as compared to non memory semiconductors, or semiconductors that contain circuits other than memory circuits. In fiscal 2004, approximately 69% of Advantest’s net sales from semiconductor and component test systems were derived from the sale of semiconductor test systems for memory semiconductors. Therefore, any cyclical downturns in the memory semiconductor market will likely adversely affect Advantest’s business more than its competitors selling a lower proportion of memory semiconductors.

The worldwide semiconductor market contracted significantly in the second half of 2000 and during 2001 and grew by only 1.3% in 2002 compared to 2001. The semiconductor market recovered significantly, however, recording 18.3% growth in 2003 and 28.0% growth in 2004. Worldwide sales of memory semiconductors, which declined by 49.5% in 2001 as compared with 2000, increased by 8.7% in 2002 as compared with 2001 and further increased by 20.2% and 45.0% in 2003 and 2004, respectively on a year-on-year basis, primarily due to the increase in demand for flash memory semiconductors used in digital consumer products and for DRAM semiconductors used in personal computers. Worldwide sales of non memory semiconductors, which declined by 26.5% in 2001 compared to 2000, declined by 0.4% in 2002 as compared with 2001, but increased by 17.8% and 23.9% in 2003 and 2004, respectively on a year-on-year basis, primarily due to the increase in demand for personal computers and other digital consumer products such as digital cameras, digital versatile disc, or DVD recorders and digital televisions. However, the net sales of memory semiconductors and non memory semiconductors became sluggish after the summer of 2004 due to inventory adjustment by semiconductor manufacturers.

The cyclicality of the market for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	the consumer demand for digital consumer products such as digital cameras and DVD recorders;

•	the sales levels in the personal computer industry;

•	the levels of investment in communications infrastructure and the effect on the mobile telephone industry; and

•	currency exchange rate fluctuations.

After recording record sales and profits in fiscal 2000, Advantest experienced a 65.6% decrease in net sales in fiscal 2001 and an increase of 2.6% in fiscal 2002. In fiscal 2003, due to the recovery of investments in semiconductors, Advantest recorded an increase of 78.2% compared to fiscal 2002. Net sales for the first half of fiscal 2004 was of ¥146,589 million, which is the highest net sales Advantest achieved in any interim six-month period. Reflecting the adjustment of excess inventories by semiconductor manufacturers, however, net sales for the second half of fiscal 2004 dropped to ¥92,850 million. Net sales for the full fiscal 2004 stood at ¥239,439 million, representing a 37.4% increase over fiscal 2003 and contributing to current net income of ¥38,078 million.

Advantest believes that despite the recovery from fiscal 2003, its semiconductor and component test system business and mechatronics system business will continue to be susceptible to the highly cyclical nature of the semiconductor industry, including the volatile nature of the personal computer and communications industry. Advantest also believes that a part of the semiconductor and component test system business will continue to be affected by uncertainties about capital expenditures in wireless communications and optic fiber networks worldwide. Accordingly, Advantest’s financial condition and results of operations may be adversely affected in the event of significant downturn in, among others, the semiconductor industry and the communications industry.

If Advantest does not introduce new products meeting its clients’ technical requirements in a timely manner and at a competitive price, its products will become obsolete, and its financial conditions and results of operations will suffer

Advantest sells its products to several industries that are characterized by rapid technological changes, frequent new product and service introductions, varying and unpredictable product lifecycles and evolving industry standards. Advantest anticipates that future demand for its products will be driven, in large part, by advances in semiconductor technology, which create new testing requirements that are not adequately addressed by currently installed semiconductor test systems. These advances and customers’ needs include:

•	the introduction of “system-on-a-chip” or SoC semiconductors that incorporate more advanced memory, logic and analog circuits;

•	investment by memory semiconductor manufacturers in facilities that are used to produce next generation memory semiconductors such as DDR3 and DDR2-SDRAM;

•	investment by semiconductor manufacturers in mechatronics related products which transport devices faster, more accurately and more stably;

•	the use of self-test technologies that employ circuit designs incorporated into the circuits of semiconductor chips; and

•	prompt response and quick repair in the event of failure.

Advantest also believes demand for its products including semiconductor and component test systems, will be strongly affected by the level of demand for personal computers, high-speed wireless and wireline data services and digital consumer products. Advances in technologies used in those products and services frequently require new testing systems. Without the timely introduction of semiconductor test systems capable of effectively testing and measuring equipment that use new technologies, Advantest’s products and services will become technologically obsolete over time.

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

Advantest may not recoup costs incurred in the development of new products

Enhancements to existing products and the development of new generations of products are, in most cases, costly processes. Furthermore, because the decision to purchase products of semiconductor and component test systems and mechatronics systems generally involves a significant commitment of capital, the sale of this equipment typically involves a lengthy sales period and requires Advantest to expend substantial funds and sales efforts to secure the sale. Advantest’s enhancements or new generations of products may not generate net sales in excess of development and sales costs if, for example, these new enhancements or products are quickly rendered obsolete by changing customer preferences, the introduction by Advantest’s competitors of products embodying new technologies or features, the introduction by Advantest’s customers of new products that require different testing functions or the failure of the market for Advantest’s customer’s products to grow at the rate, or to the levels, anticipated by Advantest. This risk is particularly acute with respect to test systems for SoC semiconductors because, in general, new SoC semiconductors product lines are introduced to market more frequently than new memory semiconductor product lines. In some cases, Advantest must anticipate industry trends and develop products in advance of the commercialization of its customers’ products. This requires Advantest to make significant investments in product development well before it determines the commercial viability of these innovations. If Advantest’s customers fail to introduce their devices in a timely manner or the market rejects their devices, Advantest may not recover its investments in product development through sales in significant volume.

Advantest faces aggressive competition, in all areas of its businesses, and if Advantest does not compete effectively, its business may be harmed

Advantest faces substantial competition throughout the world. Advantest’s primary competitors in the semiconductor and component test system market include, among others, Teradyne, Inc., Agilent Technologies, Inc. and Yokogawa Electronic Corporation. In the mechatronics system market, Advantest has also been competing with Delta Design and Yokogawa Electronic Corporation. In addition, in the services, support and others segment, Advantest has been competing with competitors providing similar businesses. Some of Advantest’s competitors have greater financial and other resources than Advantest.

Advantest faces many challenges in its businesses, including increased pressure from customers to produce semiconductor and component test systems and mechatronics systems that reduce testing costs. Advantest must continue to enhance its business processes to lower the cost of its products, as well as introduce enhancements that otherwise lower overall testing costs, to compete successfully. Advantest also expects its competitors to continue to introduce new products with improvements in price and performance, as well as increase their customer service and support offerings. Significant increases in competition may erode Advantest’s profit margin and weaken its earnings.

Advantest’s product lines are facing significant price pressure

Price pressure in Advantest’s businesses is adversely affecting Advantest’s operating margins. Advantest believes that price pressure with respect to semiconductors continues to grow even during periods when demand, in terms of volume, for semiconductors is increasing, and thus there exists continuous pressure on the market price for products in the Semiconductor and Component Test System Segment and Mechatronics System Segment. During these periods, Advantest’s customers such as semiconductor manufacturers and testing companies seek to increase their production capacities, while minimizing their capital expenditures at the same time. Advantest believes that there still exists demand for short-term product delivery and implementation, despite the continued recovery in the semiconductor market since fiscal 2003. In addition, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on Advantest’s product lines. A further increase in price pressure will adversely affect Advantest’s future financial conditions and results of operations.

Advantest’s market position in test systems for SoC semiconductors creates challenges for Advantest to grow its business

Advantest’s market share in test systems for SoC semiconductors was 11.3% and 16.8% in 2003 and 2004, respectively. Despite the increase in the market share, however, Advantest has continued to face challenges to attaining a predominant presence in the market for test systems for SoC semiconductors. Customers typically purchase new semiconductor and component test systems from current system suppliers because they want to ensure that new equipment is compatible with their existing systems. In addition, the development of new semiconductor and component test systems is, in general, a cumulative process, which means established manufacturers enjoy competitive advantages based on technology and know-how already acquired. Advantest believes that increasing sales of test systems for SoC semiconductors is vital to growing its overall business. According to data in recent years, the market for test systems for SoC semiconductors has been approximately 1.5 times as large as the market for test systems for memory semiconductors on a market value basis. Advantest may need to reduce sales prices for its test systems for SoC semiconductors, and, therefore, deteriorate its margins from current levels in order to grow its test systems for SoC semiconductors business.

Advantest may not recoup its investment in OPENSTAR®, as it may not be broadly accepted, or otherwise benefit from the successful adoption of, OPENSTAR®

Advantest is now striving to enhance the adoption of OPENSTAR®, an industry-wide, open architecture, because it believes that OPENSTAR® will provide an opportunity for late entrants to the test systems for SoC semiconductors market, such as Advantest, to increase their market share and thus improve their operation results.

However, even if OPENSTAR® is broadly accepted by the semiconductor industry, the consequences of the adoption of OPENSTAR® on Advantest’s business are uncertain. OPENSTAR® is an open architecture that allows all semiconductor industry participants to use, therefore the adoption of the new standard could result in the increase of the number of market participants and in a loss of market share for Advantest. In addition, OPENSTAR® is a new standard that will require all test system manufacturers, including Advantest, to re-design their products. There can be no assurance that Advantest will be able to design and manufacture products based on this new standard that meet the cost and technical requirements of SoC semiconductor manufacturers. These and other uncertainties that can result from the adoption of OPENSTAR® could adversely affect Advantest’s test systems for SoC semiconductors business.

The market for Advantest’s major products is highly concentrated, and Advantest may not be able to increase sales of its products because of limited opportunities

In particular the market for test systems for memory semiconductors in the semiconductor and component test system segment is highly concentrated, with a small number of large semiconductor manufacturers, test houses and foundries accounting for a large portion of total sales in the semiconductor test system industry. Advantest believes that this state of the market will become even more severe in the future as a move towards consolidation in the semiconductor industry has recently begun, with larger semiconductor device manufacturers, foundries and test houses acquiring smaller, often financially-troubled, semiconductor market participants. Advantest’s ability to increase sales will depend in large part upon its ability to obtain or increase orders from large-volume customers.

Advantest’s largest customers currently account for a significant part of its net sales, and the loss of one or more of these customers could harm its business

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers, a small number of which currently accounts for a significant portion of its net sales. Sales to the Advantest’s largest customer as a percentage of its total sales were approximately 12% in fiscal 2002 and 2003, and approximately 15% in fiscal 2004. Sales to the Advantest’s five largest customers accounted for approximately 38% of total net sales in fiscal 2002, approximately 37% in fiscal 2003, and approximately 42% in fiscal 2004. The loss of one or more of these major customers could materially harm Advantest’s business.

Fluctuations in exchange rates could reduce Advantest’s profitability

Advantest derives a majority of its net sales from products sold to customers located outside of Japan. Approximately 75% of Advantest’s fiscal 2004 net sales were from products sold to overseas customers. Most of Advantest’s products are manufactured in Japan, but approximately 31 % of Advantest’s net sales in fiscal 2004 were made in currencies other than the yen, predominantly the U.S. dollar. A strengthening in the yen relative to the U.S. dollar and, to a much lesser extent, currencies of those other countries where Advantest sells its products would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies and could hurt sales in those countries. In addition, significant fluctuations in the exchange rate between the yen and foreign currencies, especially the U.S. dollar, could require Advantest to lower its prices with respect to foreign sales of its products that are priced in yen, and reduce the yen equivalent amounts of its foreign sales for products that are based in U.S. dollars or other foreign currencies, and thus reduce its profitability. These fluctuations could also cause prospective customers to push out or delay orders because of the increased relative cost of Advantest’s products. In the past, there have been significant fluctuations in the exchange rate between the yen and the currencies of countries in which Advantest does business.

The failure by Advantest to meet demand for its products upon a significant recovery in the semiconductor and component test systems market and mechatronics system market would likely adversely affect its future market share and financial results

If the market for semiconductor and component test systems and mechatronics systems were to experience a large increase in demand similar to that experienced in 2000, Advantest would require a significant increase in production capabilities, including personnel, in order to fully capitalize on such a recovery. The failure of Advantest to adjust to such unanticipated increases in demand for its products during any such a recovery could result in Advantest losing one or more of its existing large-volume customers or losing the opportunity to establish a strong relationship with large-volume customers with which it currently does little or no business. Any such failure would likely adversely affect Advantest’s future market share and its financial results.

Advantest’s dependence on subcontractors and on sole source or a limited number of suppliers for its components and parts may prevent it from delivering an acceptable product on a timely basis

Advantest relies on subcontractors to perform the low-end assembly requirements for its products. For example, Advantest has been outsourcing the assembly of the numerous circuit boards. In addition, many of the components used in Advantest’s semiconductor and component test systems and mechatronics systems are produced by suppliers based on Advantest’s specifications. Advantest’s reliance on these subcontractors and suppliers gives it less control over the manufacturing process and exposes it to significant risks, especially inadequate manufacturing capacity, late delivery, substandard quality, lack of labor availability and high costs. In addition, Advantest depends on sole source, or a limited number of, suppliers for a portion of its components and parts. Advantest does not maintain long-term supply agreements with most of its suppliers, and it purchases most of its components and parts through individual purchase orders. If suppliers become unable to provide components or parts in the volumes needed and at acceptable prices, Advantest would have to identify and procure acceptable replacements. Furthermore, the markets for semiconductors and other specialized components have, in the past, experienced periods of inadequate supply to meet demand. The process of selecting subcontractors or suppliers and of identifying suitable replacement components and parts is a lengthy process and can result in Advantest being unable to deliver products meeting customer requirements on a timely basis. Advantest has, in the past, been unable to deliver its products according to production schedules due to the inability of suppliers to supply components and parts based on Advantest’s specifications and due to other shortages in components and parts.

If Advantest’s main facilities for research and development, production or information technology systems for all of the Advantest’s businesses, or the facilities of its subcontractors and suppliers, were to experience catastrophic loss, its results of operations would be seriously harmed

Advantest’s main facilities for research and development for its semiconductor and component test systems and mechatronics systems segments production, as well as many of Advantest’s services bases, are located in Japan. In addition, the main system server and parts of the network hub are maintained in system centers approved by the Information System Management System, or ISMS, and local network servers are located in operations offices throughout Japan. Japan suffers from relatively frequent earthquake activity.

If Advantest’s facilities, particularly its semiconductor and component test system manufacturing plant, were to experience a catastrophic loss, it would materially disrupt Advantest’s operations, delay production, shipments and revenue, and result in large expenses to repair or replace the facility. Advantest has insurance to cover most potential losses at its manufacturing facilities, other than those that result from earthquakes. However, this insurance may not be adequate to cover all possible losses. Similar disruptions to Advantest’s business may occur if the facilities of Advantest’s subcontractors and suppliers or if the facilities of Advantest’s information system network were to experience a catastrophic loss.

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with doing business internationally because it sells its products, and purchases parts and components from, around the world. In fiscal 2004, 60.2% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consists of sales in Taiwan, the People’s Republic of China and Korea, 9.6% from the Americas and 5.1% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the Americas, Europe, and Asian countries including Singapore, Taiwan, the People’s Republic of China and Korea and some of Advantest’s suppliers are also located overseas. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

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

Advantest’s financial conditions and results of operations are subject to factors relating to its marketing and sales capabilities and its branding

Advantest’s financial conditions and results of operations are negatively affected by factors relating to its marketing and sales capabilities and its branding, including:

•	the long selling process involved in the sale of semiconductor and component test systems;

•	the relatively small number of total units sold in the semiconductor and component test system market;

•	order cancellations or delays by customers;

•	delays in collection of, or increases in provisions for, accounts receivable due to the financial condition of customers;

•	increases in required provisions for product warranty costs and write-downs of inventory;

•	any real or perceived decrease in performance and reliability of Advantest products, which leads to a decline in Advantest’s reputation; and

•	uncertain market acceptance of products developed by its customers.

Chemicals used by Advantest may become subject to more stringent regulations, and Advantest may be required to incur significant cost in adapting to new requirements

Advantest uses chemicals, the manufacture, processing and distribution of which are subject to environmental related laws, regulations and rules of Japanese governmental agencies, as well as by various industry organizations and other regulatory bodies in other countries. These regulatory bodies may strengthen existing regulations governing chemicals used by Advantest and may also commence regulation of other chemicals used by Advantest. For example, Advantest uses lead solder for mounting electronic parts and components for its products. Beginning August 2005, the European Union will implement regulations on the collection, treatment, recycling and recovery of electrical and electronic equipment waste and beginning July 2006, will implement regulations on the usage of lead, mercury, cadmium and other hazardous substances in electrical and electronic equipment. Further, to cool its semiconductor and component test systems, Advantest uses a particular type of perfluorocarbon, or PFC, that is regulated by the law in Japan and certain other countries. Advantest believes that it is in compliance with current regulations; however, Advantest must be prepared to adapt to regulatory requirements in all relevant countries as requirements change. Advantest may be required to incur significant cost in adapting to new requirements. Any failure by Advantest to comply with applicable government or industry regulations could result in the imposition of fines or restrictions on its ability to carry on or expand its operations.

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

Investor confidence and the value of ADRs and ordinary shares may be adversely impacted if Advantest’s independent registered public accounting firm is unable to provide adequate attestation over the adequacy of the internal control over Advantest’s financial reporting as of March 31, 2007 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to Advantest’s Annual Report on Form 20-F for the fiscal year ending March 31, 2007. Although Advantest intends to diligently and vigorously review its internal controls over financial reporting in order to ensure compliance with Section 404 requirements, if Advantest’s independent registered public accounting firm is not satisfied with Advantest’s internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, then they may decline to attest to management’s assessment or may issue a report that is qualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact the market price of Advantest’s ADRs and ordinary shares.

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

Advantest commenced operations in July 1954, and was incorporated in December 1954 under the name Takeda Riken Industry Co., Ltd. as a limited liability, joint-stock company in Japan under the Commercial Code of Japan. At the time of incorporation, Takeda Riken’s primary business was the design, manufacture and sale of measuring instruments for Japanese electronics manufacturers. Takeda Riken started focusing on semiconductor test equipment for the semiconductor industry in 1968 and was the first to domestically produce semiconductor test equipment in 1972. In 1971, Takeda Riken entered into its first distribution agreement with a foreign distributor, and in 1973, established its first representative office in the U.S. to gather information on technology and distribution and to establish dealer relationships. These two milestones launched the company’s long-term goal of becoming a global manufacturer of testing and measuring products. Takeda Riken has been listed on the Tokyo Stock Exchange since February 1983. Takeda Riken changed its registered name to Advantest Corporation in October 1985.

Advantest applies its capital expenditures chiefly to the streamlining of development, production of new products, energy saving initiatives and the expansion of production capacity, to the level of ¥7.5 billion, ¥5.6 billion and ¥9.3 billion in fiscal 2002, 2003 and 2004, respectively.

The largest capital investment in recent years was the construction of the Kita-Kyushu R&D Center, a new research and development facility in Fukuoka prefecture, completed in June 2002. The total cost of this facility was approximately ¥1.5 billion.

As of June 1, 2005, Advantest does not have any major capital expenditures in progress.

Advantest’s principal executive offices are located at Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan. Advantest’s telephone number in Japan is (81-3) 3214-7500. Advantest’s principal executive office relocated to the above address from Shinjuku-ku, Tokyo in September 2004.

4.B	BUSINESS OVERVIEW

Overview

The Advantest group is comprised of Advantest Corporation and its 39 consolidated subsidiaries and conducts the following businesses:

•	semiconductor and component test system segment;

•	mechatronics system segment focusing on peripheral devices including test handlers and device interfaces; and

•	services, support and others.

Reclassification of Business Segments

Effective April 1, 2004, Advantest reclassified and regrouped its two reportable segments of “automated test equipment” and “measuring instruments” into the following three new segments; “semiconductor and component test system”, “mechatronics system” and “services, support and others”. The reclassification of business segments was undertaken primarily to better reflect Advantest’s current lines of business and strategic focus. The figures presented below that are compared to the previous fiscal year were restated by recalculating the amounts in the previous fiscal year based on the reclassified segments.

Semiconductor and Component Test System Segment

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic component industry. The products in this segment include test systems for memory semiconductors and test systems for non memory semiconductors. The test systems for non memory semiconductors are divided into test systems for SoC semiconductors and other test systems. This segment incorporates constituent technologies, sophisticated engineering teams, and other resources developed from the measuring instrument business.

Mechatronics System Segment

The mechatronics system segment focuses on peripheral devices to the semiconductor and component test systems. This business includes test handlers applying mechatronics technologies, which handle semiconductor devices and automate the tests, device interfaces with measured devices, and operations related to nano-technology.

Services, Support and Others Segment

The services, support and others segment consists of comprehensive customer solutions provided in connection with the semiconductor and component test system and mechatronics system segments, support services and an equipment lease business.

Sales by Segment

Advantest offers its customers test systems and related peripheral products, comprehensive solutions, and support and services relating to the products. The following table illustrates net sales by each segment for the last three fiscal years.

	Fiscal 2002		Fiscal 2003		Fiscal 2004
Segment	Sales (in millions)%		Sales (in millions)%		Sales (in millions)%
Semiconductor and Component Test System Segment	¥64,368	65.8	¥123,489	70.9	¥180,685	75.5
Mechatronics System Segment	19,465	19.9	34,225	19.6	46,395	19.4
Services, Support and Others Segment	19,227	19.7	20,465	11.8	19,680	8.2
Intercompany transactions elimination	(5,320)	(5.4)	(3,961)	(2.3)	(7,321)	(3.1)

Total Net Sales	¥97,740	100.0%	¥174,218	100.0%	¥239,439	100.0%

Industry Overview

Advantest offers products in semiconductor and component test systems, mechatronics systems, and services, support and others. Advantest’s main customers are semiconductor and electronic components manufacturers, foundries and test houses. Advantest believes that the following factors will promote growth of the business carried out by its main customers.

•	the move to lower-cost, smaller, faster and more powerful and energy efficient semiconductors and electronic components;

•	the increase in demand for higher performance servers and personal computers;

•	the increase in demand for digital consumer products such as flat panel display televisions, DVD recorders and digital cameras;

•	emergence of new models of high-performance game machines;

•	the increasing levels of wireless communications penetration worldwide due to the expansion of the mobile phone industry;

•	the development of higher speed communications infrastructure;

•	the use of fiber optic networks to provide high-speed voice, data and video services; and

•	the increasing focus on the production of electronic devices that incorporate semiconductor and communications technologies.

Advantest believes that these factors will also continue to provide it with long-term growth opportunities because such factors will lead to a growing appetite for capital expenditures by its customers, resulting in an expansion of businesses for Advantest. However, such capital expenditures of the customers may be affected by the following factors, and Advantest’s performance results may accordingly be adversely affected;

•	the level of demand for semiconductors and electronic components;

•	advancements in semiconductor and electronic components technology; and

•	changes in semiconductor and electronic components manufacturing processes.

Demand for Semiconductors and Electronic Components

Demand for semiconductor and component test systems and mechatronics systems is closely tied to the volume of semiconductors and electronic components produced and the resulting capital expenditure of semiconductor manufacturers and others.

Semiconductors are generally classified as either memory semiconductors or non memory semiconductors. Memory semiconductors are used in electronic systems to store data and programs. Non memory semiconductors include various semiconductors that incorporate non memory circuits, which include logic and analog circuits. Logic circuits process digital data to control the operations of electronic systems. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion. SoC semiconductors are a subset of non memory semiconductors that combine advanced logic circuits with analog and/or memory circuits on a single chip. SoC semiconductors are used in a variety of sophisticated products, including wireless communications, fiber optic equipments and digital consumer products.

Semiconductor sales have increased significantly over the long-term. However, semiconductors, and in particular memory semiconductors, have experienced significant cyclical variations in growth rates. According to World Semiconductor Trade Statistics, the worldwide sales of all semiconductors increased from approximately $50 billion in 1990 to approximately $204 billion in 2000, with cycles of growth and contraction occurring during the period. In 2001, worldwide semiconductor sales fell by approximately $65 billion, or approximately 32%, compared to the previous year to approximately $139 billion. While sales in 2002 increased only marginally compared to the previous year, sales climbed sharply by approximately $25 billion or 18% compared to the previous year to $166 billion in 2003. Sales in 2004 increased by approximately $46.6 billion or 28% to $213 billion, compared to the previous year. The following table sets forth the size of the market for memory semiconductors, non memory semiconductors (including SoC semiconductors) and all semiconductors between 1998 and 2004 and the projected market size between 2005 and 2007 as compiled and estimated by World Semiconductor Trade Statistics as of May 2005.

	Actual Year ended December 31,							Projected Year ending December 31,
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
	(in millions)							(in millions)
Memory	$22,993	$32,286	$49,227	$24,875	$27,041	$32,506	$47,136	$46,966	$45,001	$49,354
Non memory	102,619	117,093	155,167	114,088	113,672	133,920	165,891	179,568	193,231	213,970

Total	$125,612	$149,379	$204,394	$138,963	$140,713	$166,426	$213,027	$226,534	$238,232	$263,324

The market for semiconductors improved significantly in 1999 and the first half of 2000. However, in the second half of 2000, market prices for both memory semiconductors and SoC semiconductors began to decrease significantly. This downturn continued and deepened throughout 2001, and despite increased demand generated by some segments of the digital consumer electronics market, in particular the digital cameras, DVD recorder and high-end wireless handset markets, market prices for semiconductors remained depressed and the overall market for semiconductors remained weak in 2002. This weakness of demand was a result of, among other factors, the global economic downturn, sluggish sales of personal computers and continued low levels of investment in communications infrastructure.

The non memory semiconductor market is less volatile than the memory semiconductor market because these semiconductors are used in a larger variety of consumer products and equipment. In periods of rapid decline in the semiconductor market, the capital expenditures of semiconductor manufacturers, including their purchases of test systems, generally decline at a faster pace than the decline in semiconductor sales. In addition, sales of test systems generally do not experience significant increases following a downturn in the semiconductor market until semiconductor manufacturers determine that the market for semiconductors is experiencing a real recovery.

It appears that the semiconductor market bottomed out in the second half of fiscal 2001 and then improved through fiscal 2002, fiscal 2003, and the first half of fiscal 2004. However, Advantest believes that there exists a substantial lack of visibility regarding semiconductor demand, as the market appears to have slowed down beginning in the second half of fiscal 2004 due to the inventory adjustment. According to data published by World Semiconductor Trade Statistics as of May 2005, the market for memory semiconductors will cycle between growth and contraction and grow at a compound annual growth rate of approximately 1.5% over the next three years to approximately $49.4 billion in 2007. Advantest believes that demand for memory semiconductors will be generated in the foreseeable future by the prevalence of next generation double data rate synchronous dynamic random access memory semiconductors, or DDR-SDRAM, such as DDR2-SDRAM, DDR3-SDRAM, flash memory and other high-end semiconductors. While World Semiconductor Trade Statistics estimates that the non memory semiconductor market will grow at a compound annual growth rate of approximately 8.9% over the next three years to approximately $214 billion in 2007. Advantest believes that the demand for non memory semiconductors will generally grow in the foreseeable future, led by the further prevalence of digital consumer products, including flat panel display televisions, DVD recorders, and the new developments in personal computers or high performance mobile phones.

Advancements in Semiconductor and Electronic Component Technology

Advantest believes that demand for semiconductor and component test systems and mechatronics systems is also affected by the rate of change and development in semiconductor and electronic component technology. Current changes in the semiconductor and electronic component industry relate to the innovation of digital consumer products and communications technologies. Demand for faster semiconductors and electronic components that are smaller in size, incorporate more functions and require less power to operate is being driven by:

•	growing demand for, and continuous improvements in, consumer electronics products, such as flat-panel display televisions, DVD recorders, digital cameras, television game consoles and mobile phone handsets; and

•	requirements of communications network equipment, such as network routers, switches and base stations, as well as wireless handsets and other Internet access devices, to enable advances in Internet hardware and software applications, increases in infrastructure performance and simplification and miniaturization of Internet access devices.

Demand for personal computers and servers with higher performance and capabilities is also driving changes in the memory semiconductor sector. These demands are causing manufacturers to shift to the production of next generation memory semiconductors that allow higher-speed data transfer, such as DDR2-SDRAM and DDR3-SDRAM. Advantest believes that this shift is creating demand for test systems for memory semiconductors capable of handling these new types of memory semiconductors. In addition, Advantest believes that a new demand for mechatronics systems, including test handlers and device interfaces connecting semiconductor devices and test systems, will be created and will grow in line with advances in semiconductor technologies.

The development of SoC semiconductors with lower cost, smaller size, higher performance and lower power consumption has created demand for sophisticated semiconductor and component test systems that can simultaneously test SoC semiconductors’ logic, analog and memory circuits. Further innovations in non memory semiconductor technologies including SoC semiconductor technology are expected, and Advantest believes these innovations will create demand for new, high-performance semiconductor and component test systems optimized for use with these advanced semiconductors.

Advantest also believes that the integration of SoC semiconductors into a range of digital consumer products will drive demand for low-cost test systems for SoC semiconductors. SoC semiconductors are often customized for applications in specific products, which results in a large variety of SoC semiconductors that are often produced in relatively smaller volumes.

Changes in Semiconductor and Electronic Component Manufacturing Technologies

Semiconductor and electronic component manufacturers are promoting production outsourcing, technological innovation in manufacturing processes and testing technology to improve productivity.

Production Outsourcing

In recent years, semiconductor manufacturing and testing processes have become more complex and capital intensive. As a result, an increasing portion of the manufacturing and testing functions are being subcontracted out, in particular by companies that design, but outsource the production of, semiconductors, namely fabless design companies, in order to reduce fixed costs. This trend has resulted in an increase in the number of test houses that accept test process outsourcing and foundries that accept manufacturing process outsourcing. Foundries either perform testing in-house or outsource their testing needs to test houses. This trend towards production outsourcing, particularly to test houses, has increased the number of potential customers for semiconductor and component test system manufacturers, although it has not significantly affected total demand for Advantest’s products. In addition, Advantest believes that foundries and test houses require semiconductor and component test systems which have been used for the product lines of multiple semiconductor designers. Advantest believes this compatibility requirement gives semiconductor and component test system manufacturers with broader product lines and larger market shares an advantage over smaller competitors. Outsourcing has also been utilized for electronic component manufacturing.

Technological Innovation in Manufacturing Process

One of the recent innovations in semiconductor manufacturing processes is the production of semiconductors using 300 millimeter wafers. Wafers are circular flat pieces of silicon from which multiple semiconductor chips are constructed using photo-etching and other manufacturing processes. The use of 300 millimeter wafers will allow manufacturers to increase average semiconductor production per wafer by 125% when compared to production using conventional 200 millimeter wafers. Many manufacturers announced delays in investment in 300 millimeter wafer plants beginning in the second half of 2000 due to negative trends in the semiconductor market. However, investment in these plants by some manufacturers resumed at the end of 2002, investment continued to increase during 2003 and 2004 and is expected to continue to increase during 2005. Investment in these facilities is expected to lead to demand for new semiconductor and component test systems and test handlers with increased throughput capabilities for semiconductor manufacturers to capture fully the cost efficiencies associated with the use of 300 millimeter wafers.

New Testing Technologies

Semiconductor designers and manufacturers are striving to further reduce costs through the development of self-test technologies. Self-test technologies are designed into circuits which are added on to semiconductor chips and simplify testing process and reduce the aggregate time and cost required for testing. However, Advantest believes that testing using self-test technologies is less reliable than that using semiconductor and component test systems. Advantest believes that self-test technologies will be used primarily in flash memory semiconductors and high value-added semiconductors, such as certain SoCs, that are expected to have large future production volumes.

Advantest believes that semiconductor and electronic component manufacturing processes will continue to evolve. The introduction of new manufacturing processes will likely cause test costs to occupy a higher percentage of the total cost of manufacturing and, therefore, increase price pressure on the test system industry. Advances in the semiconductor and electronic component industry will also require test systems with new and more sophisticated testing functions. Advantest believes that these trends provide it with an opportunity to distinguish itself from its competitors through the delivery of new products that are priced and designed to meet the specific needs of its customers.

Business Strategy

Advantest’s core business goals include:

•	focusing on the development of test systems which can respond to changes in memory and SoC semiconductors;

•	growing its market share for test systems for SoC semiconductors and maintaining high market share for test systems for memory semiconductors;

•	growing its market share for test handlers for SoC semiconductors;

•	developing, designing and supplying high quality device interfaces in a shorter period of time;

•	enhancing its operating efficiency to improve profitability, through promotion of production innovations; and

•	strengthening its ability to provide comprehensive solutions to satisfy client needs.

To achieve these goals, Advantest plans to:

Continue to address industry trends, identify customer needs and deliver new products ahead of its competitors

Advantest will continue to work closely with major semiconductor manufacturers from their product design stage of semiconductor and component test systems to understand customer needs relating to emerging technologies and applications. Based on this knowledge and its technological expertise, Advantest seeks to develop more advanced semiconductor and component test systems, test handlers, device interfaces and comprehensive solutions ahead of its competitors. For example, Advantest is pursuing the following strategies:

•	developing semiconductor and component test systems with increased test speeds and throughput capabilities and test handlers in line with the technological development of memory semiconductors, SoC semiconductors and other semiconductors;

•	designing the next generation semiconductor and component test systems for 300 millimeter semiconductor wafer production that will achieve improved throughput by simultaneously testing higher numbers of dies;

•	proactively developing products to address the recent shift in emphasis in the semiconductor industry toward front-end testing of dies;

•	actively applying analog technology developed for measuring instruments for wireless communications market to test systems for non memory semiconductors including test systems for SoC semiconductors;

•	offering semiconductor and component test systems with high throughput in order to test recent devices incorporating interfaces with data rates of several gigabits per second; and

•	developing device interfaces that can optimize the performance of semiconductor and component test systems and test handlers in responding to the semiconductors with higher speed and large pin counts.

Strengthen the test system business for SoC semiconductors

Advantest believes that the market for test systems for SoC semiconductors in 2004 was over 1.5 times the size of the market for test systems for memory semiconductors. Based on this view, Advantest has devoted its resources to develop test systems for SoC semiconductors to meet the demands of a large number of manufacturers for the testing of a wide variety of SoC semiconductors.

Advantest continues to promote the adoption of OPENSTAR®, an industry-wide, open architecture for test systems for SoC semiconductors. Advantest believes that the primary benefits of OPENSTAR® for users of semiconductor and component test systems will be reduced testing costs and greater procurement options. In addition, Advantest hopes that the reduction in testing costs, and thus the lowering of overall manufacturing costs of SoC semiconductors, will help foster further demand for SoC semiconductors to be used in digital consumer products and other products. Finally, Advantest believes that the adoption of a new open architecture will provide an opportunity for late entrants to the test systems for SoC semiconductors market, such as Advantest, to increase their market share.

Focus sales and support efforts on key customers accounts

Advantest believes that a small number of large semiconductor manufacturers, test houses and foundries account for a large portion of total sales in the semiconductor and component test system industry. Advantest sells semiconductor and component test systems and mechatronics systems to many of these customers and support them on a regular basis. Advantest is seeking to expand its business with these high-volume customers and develop new relationships with the remaining potential major customers. Over the past several years, Advantest has opened additional overseas sales and support offices, many of which are located near the corporate headquarters or main research and development and manufacturing facilities of these high-volume customers. These offices are expected to facilitate Advantest’s efforts to continue conducting collaborative development activities with leading semiconductor manufacturers.

Products

As of fiscal 2004, Advantest’s main products are products developed, manufactured and sold in the semiconductor and component test system segment and mechatronics system segment. They are as follows:

Semiconductor and Component Test Systems Segment

Test Systems for Memory Semiconductors

Semiconductor and component test systems are used during the semiconductor and electronic component manufacturing process to confirm that a semiconductor functions properly. Semiconductor and component test systems consist of test systems for memory semiconductors and test systems for non memory semiconductors.

The following table sets forth the amount of net sales of Advantest’s semiconductor and component test systems, for memory and non memory semiconductors for the periods presented.

Category	Fiscal 2002	Fiscal 2003	Fiscal 2004
	(in millions)
Test systems for memory semiconductors	¥39,350	¥87,739	¥123,856
Test systems for non memory semiconductors	25,018	35,750	56,829

Total	¥64,368	¥123,489	¥180,685

Advantest’s test systems for memory semiconductors are test systems designed to test high-speed/high performance memory semiconductors used in applications such as personal computers and servers, as well as memory semiconductors used in digital consumer products.

Test systems for memory semiconductors consist of a mainframe and one or more test heads. During testing, a device interface is attached to the test head. During the front-end testing process, wafers are attached to and detached from the device interface by a prober. Electric signals are transmitted between the die and the test systems for memory semiconductors through probe pins located in the device interface. After front-end testing is completed, the wafer is diced into separate dies and properly functioning dies are packaged. During back-end testing, test handlers are used to load these devices onto the device interface, and electric signals are transmitted between the semiconductor chips and the semiconductor test system via the device interface. The results are stored in a database, and then analyzed by the test systems for memory semiconductors’ hardware circuits and software programs. Each different semiconductor design requires a customized software program to analyze the test data.

Characteristics of the performance and other characteristics of test systems for memory semiconductors that are important to customers include:

Throughput. Throughput is measured by the number of semiconductors that can be tested by test systems for memory semiconductors during a specified time.

Test Speed. Test speed is the speed at which the test systems for memory semiconductors test semiconductors during testing. Test speed is measured in terms of megahertz, or MHz.

Timing Accuracy. Timing accuracy is the test system for memory semiconductors’ accuracy of control over the timing of testing signals generated.

Maximum Pin Count. Maximum pin count is the number of channels for test signals (at the maximum) used by test systems for memory semiconductors.

Size. Smaller machines reduce the amount of floor space occupied and electricity consumed by the test systems for memory semiconductors.

Temperature. Semiconductor manufacturers perform tests on semiconductors at varying temperatures to ensure proper operation under extreme conditions.

Compatibility. Test systems for memory semiconductors that are compatible with predecessor systems cut down on the time required to develop new test programs and otherwise allow for effective utilization by customers of existing resources.

Quality. Quality is determined by the reliability of test results produced and whether the equipment can maintain stable operation under different testing environments.

Advantest estimates that its market share in test systems for memory semiconductors rose from 61.0% in 2003 to 69.5% in 2004. Advantest believes that its overall market share increased in 2004 primarily due to the increase in sales of its test systems for DRAM semiconductors and flash memory semiconductors. Advantest has a substantially larger market share in back-end test systems for memory semiconductors than in front-end test systems for memory semiconductors. Advantest is currently seeking to increase its market share in front-end test systems for memory semiconductors.

Advantest’s top four product lines of test systems for memory semiconductors are the T5580 series, the T5590 series, the T5370 series and the T5700 series.

T5580 Series. The T5585 is one of the most predominant testers on the market, designed for high-bandwidth DRAM products, such as SDRAM and DDR-SDRAM.

T5590 Series. Advantest’s newest test systems for memory semiconductors aimed at the high-speed SRAM, DDR-SRAM, DDR2-SDRAM, DDR3-SDRAM, SGRAM and DRAM semiconductor markets is the T5593.

SRAM, or static random access memory, is a type of memory semiconductor that, unlike DRAM, does not need to be refreshed while the power supply remains. SGRAM, or synchronous graphics random access memory, is a type of memory semiconductor used for graphics. The T5593 are designed for use in the design and production of super high-speed memory devices and the T5593 can simultaneously measure up to a maximum of 256 DDR2-SDRAM devices.

T5370 Series. The T5375 and T5377 are multi-functional test systems for memory semiconductors that reduce testing costs for semiconductor manufacturers. The T5375 and T5377 are used for the front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors. By increasing the functions of the system, Advantest has succeeded in selling to a larger customer base. The T5375 and T5377 can test up to 256 devices at one time. The T5375 and T5377 are aimed at capturing an increased market share in front-end DRAM semiconductor testing and has double the throughput capabilities of the T5371, the predecessor to the T5375, thereby lowering overall testing costs for its customers. In particular, the T5377 optimizes its memory repair analytical structure to a user’s memory repair algorithm and, due to its higher throughput capabilities, is suited for the production of semiconductors in manufacturing facilities that use 300 millimeter wafers. The T5370 series is Advantest’s best selling test systems for memory semiconductors product line for front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors.

T5700 Series. Flash memory semiconductors require more types of front-end testing than other types of semiconductors. Advantest’s latest front-end test system for flash memory semiconductors is the T5724. The T5724 is capable of simultaneously testing up to 2,048 flash memory semiconductors with the Built-in-Self-Test, or BIST, function, which is sixteen times greater than the capacity of previous models, and significantly lowers test costs. The increase in capacity is due to the T5724’s use of a probe card that allows for aggregate wafer contact which increases test speed.

Test Systems for Non Memory Semiconductors

Advantest’s main line-up of test systems for non memory semiconductors relates to test systems for SoC semiconductors and other test systems for non memory semiconductors.

Test Systems for SoC Semiconductors

Test systems for SoC semiconductors test semiconductors with specific functions, such as SoC semiconductors that combine analog and/or memory circuits on a single semiconductor chip and LCD driver integrated circuits that display image on LCD panels. The factors that are important to customers in the performance and other characteristics of test systems for memory semiconductors described above also apply to test systems for SoC semiconductors. Advantest’s market share in test systems for SoC semiconductors increased from 11.3% in 2003 to 16.8% in 2004.

T6600 Series. The T6673 is Advantest’s latest version of its T6600 series. The T6673 is designed to reduce total test costs associated with the production of SoC semiconductors. The T6673 is designed to test SoC semiconductors incorporated into high-speed communication network equipment and wireless handsets, digital consumer products and other electronic systems. The T6673 can test semiconductor chips with a maximum pin count of 1,024, thus matching the trend of SoC semiconductors with increasing pin counts. The T6673 is capable of both front- and back-end testing of SoC semiconductors.

T6500 Series. The T6577 test systems for SoC semiconductors in the T6500 series are primarily designed to test MCU and SoC semiconductors that control digital consumer products at the production lines. The T6500 series is approximately one-third in size, and uses approximately 50% less power, as compared to Advantest’s predecessor product line. Further, the T6500 series operates on a software that is compatible with the T6600 series.

T2000. Advantest brought to market a test system for SoC semiconductors that is based on component modules compatible with OPENSTAR® open architecture. Advantest believes that the development of

OPENSTAR® compatible semiconductor test systems for SoC semiconductors will increase Advantest’s market share in test systems for SoC semiconductors. Currently, Advantest’s OPENSTAR® compatible test systems for SoC semiconductors is the T2000. Main compatible component modules for the T2000 are the 250 MHz Digital Module, the Low Current DPS and the High Current DPS. The 250 MHz Digital Module primarily targets the testing of MPU and operates at a maximum of 666 MHz/IO.

T6300 Series. The T6362 and T6372 are test systems for non memory semiconductors for semiconductors used with high-definition LCD displays. This system can simultaneously test multiple semiconductors for LCD driver integrated circuits with a total of up to 1,536 pins.

T7720 Series. The T7721 and T7722 are test systems for non memory semiconductors for mixed signal integrated circuits. The T7721 targets highly complex semiconductors used in car electronics and results from the development of Advantest’s constituent technology that measures analog signals. The T7721 uses a direct current signal generator with a range of 150V to 64V and utilizes up to a maximum of 256 pins, and the T7721 has the capacity to simultaneously measure multiple devices.

T8571. The T8571 is a test system for non memory semiconductors that is primarily used to evaluate and analyze CCDs that are image sensors. These semiconductors are used in digital consumer products, such as high-resolution digital cameras, mobile phone handset cameras and digital video cameras.

Mechatronics System Segment

Main products in the mechatronics system segment are test handlers which handle semiconductor devices and automate the testing, and device interfaces which are the interfaces with devices being tested.

Test Handlers

Test handlers are used with semiconductor and component test systems to handle, thermally condition, contact and sort semiconductors and other electronic components during the back-end testing of the semiconductor manufacturing process.

Advantest’s test handlers are sold primarily in conjunction with the sale of its semiconductor and component test systems. During fiscal 2004, a majority of test handlers, measured in units, were sold to customers of Advantest’s semiconductor and component test systems. Advantest’s test handlers are compatible with the semiconductor and component test systems of its competitors.

Test handlers are designed with different characteristics for memory and non memory semiconductors. Memory semiconductors require relatively long test times. Advantest’s test handler for memory semiconductors handle up to 128 semiconductors per test head at a time. Non memory semiconductors, including SoC semiconductors, require relatively short test times and Advantest’s test handlers handle up to eight semiconductors at a time.

Test Handlers for Memory Semiconductors. Advantest’s test handler for test systems for memory semiconductors is the M6771AD that handles up to 64 semiconductors at a time. The M6771AD achieves maximum throughput of up to 7,200 semiconductors per hour through the use of a new tray transport mechanism that shortens the time between tests to approximately half of the time associated with Advantest’s lower-end model. Semiconductor manufacturers can elect to use two M6771AD test handlers per semiconductor and component test system to double the handling capacity per semiconductor and component test system. The M6542AD is another test handler for memory semiconductors designed to be used during back-end testing of DDR-SDRAM and other high-speed SDRAM that handles up to 128 semiconductors at a time. The M6542AD is designed to prevent the generation of excessive heat during simultaneous measuring by employing a newly developed temperature control technology. Advantest also has other test handler product line-up for test systems for memory semiconductors that meet varying cost and functional needs of its customers.

Test Handlers for Non Memory Semiconductors. Advantest’s test handlers for test systems for non memory semiconductors, including SoC semiconductors, are the M4541A and the M4541AD. Both test handlers for non memory semiconductors achieve maximum throughput of up to 6,000 semiconductors per hour. The M4541A can simultaneously handle up to four devices and the M4541AD can simultaneously handle up to eight devices.

M4741A is a back-end test handler for non memory semiconductors that utilizes vision alignment and can be used for small, narrow pitch semiconductors. The M4741A achieves maximum throughput of up to 4,000 semiconductors per hour. The M4741A can simultaneously handle up to four devices.

M7521A is a test handler that can be used for chip on film, or COF, and tape automated bonding, or TAB of integrated circuit drivers used in flat-panel displays. The M7521A can test devices used in 35 millimeter, 48 millimeter, 70 millimeter, wide and superwide tapes.

Device Interfaces

A device interface is a mechanism through which test signals are transmitted between the device being tested and a semiconductor and component test system. Well-designed device interfaces that are compatible with various types of devices enhance the utility of a semiconductor and component test system by allowing it to test different semiconductor product lines and therefore reducing the cost for semiconductor and component test system users.

Advantest manufactures device interfaces for semiconductor and component test systems and is continuously developing and supplying new device interfaces, such as high performance connectors and socket boards, featuring increased throughput, precision and ease of maintenance to meet the demands of next-generation semiconductors that are becoming more high speed. Advantest believes that the rate at which new semiconductor designs are introduced to market will continue to increase in the long term, and demands for main parts of device interfaces that are compatible with such new semiconductor designs will increase accordingly.

Advantest competes with numerous small and independent electronics manufacturers in providing device interfaces for its semiconductor and component test systems. However, Advantest believes that as the complexity of the testing requirements of next-generation semiconductors increases, Advantest will enjoy competitive advantages by applying its technical knowledge, such as high speed signal transmission derived from designing and manufacturing semiconductor and component test systems to device interfaces.

Customers

Advantest’s semiconductor and component test systems and mechatronics systems are shipped and delivered to many of the world’s leading semiconductor manufacturers, as well as a number of foundries and test houses. Advantest’s largest customer accounted for approximately 12% in fiscal 2002 and fiscal 2003, and 15% of net sales in fiscal 2004. Advantest’s five largest customers, all of which are semiconductor and component test system customers, accounted for approximately 38% of net sales in fiscal 2002, approximately 37% in fiscal 2003 and approximately 42% in fiscal 2004.

Geographic Sales

Approximately 75% of Advantest’s fiscal 2004 net sales were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales, for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped.

	Fiscal 2002		Fiscal 2003		Fiscal 2004
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥38,873	39.8	¥57,990	33.3	¥60,025	25.1
Asia (excluding Japan)	41,261	42.2	89,563	51.4	144,120	60.2
Americas	8,666	8.9	16,264	9.3	23,024	9.6
Europe	8,940	9.1	10,401	6.0	12,270	5.1

Total	¥97,740	100.0%	¥174,218	100.0%	¥239,439	100.0%

Japan. Advantest believes that its most substantial customer relationships are with Japanese semiconductor manufacturers. Advantest enjoys a significant market position in Japanese markets for test systems for memory semiconductors, with its market share exceeding 70% in fiscal 2004. In addition, Advantest had approximately a 48% market share in the Japanese test systems for SoC semiconductors market in fiscal 2004. Advantest currently expects sales of test systems for SoC semiconductors used in DVD recorders and digital televisions and sales of test systems for SoC semiconductors for LCD driver integrated circuits used to display images on LCD panels comprised a substantial portion of total sales of test systems for non memory semiconductors in Japan in fiscal 2004. Advantest is working to solidify its market leadership in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles.

Asia (excluding Japan). Asia is the largest market for semiconductor and component test systems and mechatronics systems, with semiconductor manufacturers located in Taiwan, Korea, the People’s Republic of China, and Singapore accounting for a majority of semiconductor production in Asia. Advantest views its relationships with these companies as critical to its semiconductor and component test system and mechatronics system business. Many Japanese, U.S. and European semiconductor manufacturers have shifted production to Asia, either to subsidiaries or foundries and test houses. Capital expenditure decisions for subsidiaries are usually made at the company’s headquarters. Foundries and test houses, a majority of which are located in Taiwan, often consult with their customers before investing in semiconductor and component test systems. Therefore, Advantest’s performance in Asia will also depend on its ability to maintain strong relationships with customers in Japan, the U.S. and Europe. In addition, some of Advantest’s customers have partnered with semiconductor manufacturers in Asia and outsourced manufacturing processes, thus shifting net sales to the Asia geographic market. In the communications industry, Advantest believes investment in fiber optic and wireless networks in Asia, particularly in the People’s Republic of China, will increase in the long term, although investment levels may remain at their current levels until further recovery in the global economy.

Americas. Advantest’s marketing efforts in this region are centered in the U.S., which accounted for approximately 10% of its total sales in fiscal 2004. Advantest’s market share of semiconductor and component test systems sold in the U.S. was approximately 23% in 2004, up from approximately 11% in 2003. Semiconductor and component test systems are marketed and sold in the Americas through Advantest’s subsidiary, Advantest America Inc.

Europe. Sales in Europe constituted approximately 5% of Advantest’s sales in fiscal 2004. Advantest’s market share of semiconductor and component test systems sold in Europe increased to approximately 20% in 2004 from 14% in 2003. Advantest’s principal European markets are Germany, Italy and France.

Sales and Marketing

Advantest sells its semiconductor and component test systems and mechatronics systems globally through direct sales channels. Advantest’s direct sales department includes engineers who have in-depth knowledge of the customer’s business and technology needs. Some of these engineers are account managers for Advantest’s largest customers. Currently, Advantest has 8 sales offices in Japan, 7 in Asia (excluding Japan), 8 in the Americas and 6 in Europe. Advantest maintains its sales and support centers in close physical proximity to key customer sites to identify its customers’ needs in the early stage of product development and to provide required support in a timely fashion. Advantest is also strengthening its relationships with test houses through limited minority investments as a part of its sales and marketing strategy. In addition, Advantest offers operating lease contracts for semiconductor and component test systems through its subsidiary, Advantest Finance Inc.

Advantest believes that the best marketing strategy is to demonstrate the ability to develop products that meet the customer’s specific needs, produce and deliver them in the required time and quantity, and support the customer and the product with sufficient technical and maintenance support. Advantest holds exhibitions from time to time to demonstrate and market its products to target customers. Advantest also markets by participating in industry trade shows and advertising in trade magazines.

Support and Customer Service

Advantest’s support and customer service programs are designed to respond to all of the semiconductor testing-related needs of its customers. Advantest provides its services through its worldwide network of sales and customer support offices. These services consist the following elements:

•	Semiconductor Design Phase Support. Advantest engineers work with semiconductor manufacturing companies during the design phase of new semiconductor product lines and provide support to enable the use of semiconductor and component test systems for large-scale production.

•	Application Software Support. Each different semiconductor design requires customized software programs for analysis of test data. Advantest engineers assist customers in designing application software and test programs that optimize production throughput, reliability and capacity.

•	Procurement Support. The procurement process for semiconductor and component test systems and mechatronics systems is time consuming and complicated. Semiconductor and component test systems consist of a combination of multiple components, including test handlers or probers, device interfaces and software. Advantest sales personnel and engineers work with customers to identify the semiconductor and component test systems and mechactronics systems and related optional functions that best address their needs.

•	Installation and Upgrade Support. The introduction of a new line of semiconductors by a manufacturer typically requires either the purchase of new semiconductor and component test systems and mechatronics systems or an upgrade of the customer’s existing system. Upon the sale of a new system, Advantest’s engineers provide installation services and work with the customer to integrate the purchased system with the customer’s existing manufacturing infrastructure.

•	Training Support. Advantest offers on-site training, as well as training at Advantest’s facilities, on the operation and maintenance of its semiconductor and component test systems and mechatronics systems.

•	Maintenance Support. Advantest’s maintenance support services consist of:

•	Call Center Support. Advantest currently offers call center support services for hardware and software in Japan. This call center also offers support to the customer support centers that Advantest has overseas.

•	Internet Support. The Advantest customer support website offers maintenance tips and access to a database with possible solutions to semiconductor and component test system problems. Advantest customers can also make on-line requests for maintenance work and check on the status of equipment sent in for repair through Advantest’s web page.

•	Repairs and Parts. Requests for repairs or parts can be made through the Advantest website or by phone, and Advantest has established a system under which it endeavors to deliver requested parts to customers in Japan within 24 hours of request. And for customers in Asia (excluding Japan), the Americas and Europe within 48 hours of request.

•	Remote Surveillance. Advantest can equip its semiconductor and component test systems with a remote surveillance function. This function allows Advantest engineers to remotely monitor the performance of its customers’ semiconductor and component test systems for more timely and effective maintenance.

•	Worldwide Presence. Advantest provides maintenance support through 15 customer support centers in Japan, 11 in other parts of Asia, 10 in the Americas and 5 in Europe.

Manufacturing and Supplies

Advantest’s principal manufacturing plants for semiconductor and component test systems are Menuma Plant located in Saitama prefecture, Japan and Gunma Plant located in Gunma prefecture, Japan. At Menuma Plant, printed circuit boards for eventual use in test systems are manufactured, while Gunma Plant produces test systems as final products. The production base for mechatronics systems is Ohtone R&D Center located in Saitama prefecture, Japan. These plants are highly automated and testing and production systems within the plant are interconnected by a sophisticated local area network using advanced data management software. This network allows Advantest factory managers to check on the status of systems under production at any given time.

Advantest uses an enterprise resource planning system that processes new information on a real time basis and uses sophisticated data management software that converts sales orders into production specifications and manufacturing plans. This system also interconnects Advantest’s multiple production and warehousing facilities to its information network. In addition, Advantest has used a supply chain planning system that can perform real time, high speed simulations of both material sourcing needs and production line loads.

Advantest has integrated many production processes in an effort to introduce a new production system based on the just-in-time production system and to improve upon the existing production system with a view to attaining a shorter production cycle, cost curtailment and reduction of inventories.

Advantest purchases substantially all of its components and parts from outside suppliers.

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

Device interfaces, one of Advantest’s products in its mechatronics system segment, are manufactured in Japan as well as overseas, including Germany, Korea, Taiwan and Malaysia in order to reduce the time required for shipment to customers and to curtail manufacturing costs.

Seasonality

As sales levels of semiconductor and component test systems and mechatronics systems are subject, in large part, to sales levels of semiconductors, which can fluctuate significantly within any year, Advantest does not traditionally experience higher sales during any certain period of the year as compared to other periods of the year. In fiscal 2004, second quarter net sales were higher than first quarter net sales due to the recovery and an upward adjustment of the semiconductor market. While net sales in the third quarter declined primarily as a result of a downward adjustment, net sales in the fourth quarter were higher than the third quarter as the market resumed its recovery.

Competition

Advantest faces substantial competition throughout the world in all of its business segments. Advantest believes that the principal factors of competition are:

•	Performance. The performance of products is determined by its accuracy, test speed, throughput and ability to test semiconductors with large pin counts. High performance products reduce the customer’s cost of testing.

•	Reliability. Products that operate with minimal downtime allow semiconductor production and engineering work to proceed without frequent intervention and provides more cost-effective operation.

•	Delivery Time. Semiconductor manufacturers require timely delivery of products, especially in periods of high demand.

•	Software. Products that use software that is easier to use and more powerful reduce the amount of engineering resources needed to develop and operate test programs.

•	Price. The need for more sophisticated products often translates into higher testing costs for semiconductor manufacturers. In addition, as a result of increased efficiency of the fabrication process and decreased market price for semiconductors, test costs have come to represent a higher proportion of the total cost of manufacturing. Advantest currently faces significant price pressure in its semiconductor and component test system segment.

•	System Architecture. Product architecture that is modular expands the product life because the system can be adapted to meet the customer’s new requirements, while largely retaining compatibility with existing test programs.

•	Customer Support. Customer specific applications programs, worldwide service and customer training contribute to the efficient use of products and minimize the customer’s cost of testing.

•	Qualified Technical Personnel. Having in place a team of highly qualified engineers and other customer service and support personnel is essential for securing sales and maintaining and developing strong relationships with key customers.

Advantest’s primary competitors in the semiconductor and component test system market include, among others, Teradyne, Inc., Agilent Technologies, Inc. and Yokogawa Electronic Corporation. In addition, Advantest also competes in the mechatronics system market with, among others, Delta Design and Yokogawa Electronic Corporation. Advantest also faces additional competition in the market for both the test systems for memory semiconductors and test systems for non memory semiconductors from start-up companies with newer technologies or products.

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

Environmental

Advantest has established an “Environmental Management Plan for 2004-2006”, under which Advantest has committed to realizing a balance of corporate management and environmental protection activities. Advantest’s primary environmental activities during fiscal 2004 are as follows:

•	ISO 14001 Certification. Advantest has received ISO 14001 Certification for all of its domestic manufacturing and research and development activities.

•	Environmental Measures for Products. Advantest is actively involved in the development of environmentally friendly product lines. Advantest conducts environmental assessments of its products from their development stages. Advantest is aiming to introduce the use of lead-free solders in new products by 2006.

•	Reduce Waste. Advantest achieved less than 2% industrial output at all eight of its research and development, and manufacturing facilities.

•	Use of Safe Components. Advantest has established an internal procurement standard for parts and components and has commenced its efforts to procure parts and components for its new products that do not contain specified toxic substances. Advantest has conducted inspection on approximately 15,000 parts commonly used in its manufacturing processes.

•	Conserve Energy. Advantest’s total electricity usage as of the end of fiscal 2004 increased by approximately 10% compared to the levels used in fiscal 2003. Through usage of energy efficient equipment and the re-evaluation of manufacturing processes, Advantest continues to strive for lower levels of use of electricity and emission of carbon dioxide.

•	Environmental Activities. Advantest has implemented reforestation of seedlings of Dipterocarpaceae trees to assist in the rehabilitation of tropical forests in Southeast Asia, which have been severely impacted by commercial deforestation.

Advantest has been addressing issues of corporate management, social activities and environmental issues from a global perspective. With increased attention in recent years on corporate ethics, Advantest believes that it should focus more on the issue of CSR (Corporate Social Responsibility). Advantest has established seven committees to address human rights, environmental issues, compliance and information disclosure.

Advantest spent approximately ¥1,173 million during fiscal 2004 to further implement its environmental policies. Advantest expects to have similar levels of expenditures related to its environmental policies during fiscal 2005.

Glossary

Analog circuits

Circuits on a semiconductor that monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion.

BIST	Built-in-Self-Test. A self-diagnostic testing mechanism that is incorporated within an integrated circuit.

COF	Chip on Film. A technology that allows for integrated circuits to be imprinted onto a tape film.

CMOS	Complementary Metal Oxide Semiconductor. A semiconductor that uses both negative and positive circuits.

DDR-SDRAM	Double Data Rate Synchronous Dynamic Random Access Memory. Memory semiconductor that can be read from, or written to, at double the rate of traditional SDRAM semiconductors.

DDR-SRAM	Double Data Rate Static Random Access Memory. Memory semiconductor that can be read from, or written to, at double the rate of traditional SRAM semiconductors.

DDR2-SDRAM	Advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR-SDRAM semiconductors.

DDR3-SDRAM	The next generation DDR-SDRAM semiconductors that be read from, or written to, at a significantly higher rate than DDR2-SDRAM semiconductors.

Digital circuits	Circuits that perform binary arithmetic functions on data represented by a series of on/off states.

DRAM

Dynamic Random Access Memory. Devices that store a large volume of data and can read and write data freely. Because of their volatile characteristics, periodic re-writing of data is required to maintain memory information.

Foundries	Semiconductor manufacturing service providers that manufacture semiconductors based on their customers’ semiconductor designs.

Fabless	Manufacturers that outsource their entire production to external entities, instead of having their own manufacturing facilities.

Flash memory	Memory devices that electrically erase or write data freely. Devices with nonvolatile memory which is maintained even when the power is turned off.

Integrated circuit	An electric part made of a combination of many transistors on a silicon wafer.

LCD driver integrated circuits	Integrated circuits that operate LCD (Liquid Crystal Device) displays.

Logic circuits	Circuits that perform binary arithmetic functions.

Memory circuits	Circuits that store data and programs.

MPU	Micro Processing Unit. An integrated circuit that has data processing capability and forms the central technology of computers.

MCU	Micro Controller Unit. An integrated circuit that contains all necessary functions required for a small-scale computer system.

NAND	A type of flash memory that is primarily used for data storage due to its large storage capability.

NOR	A type of flash memory that is primarily used for memorization of programs due to its speedy capability to read and write.

OPENSTAR®

OPENSTAR is the name of the open architecture standard made publicly available by STC (Semiconductor Test Consortium, Inc.) It is the registered trade mark or brand name in the U.S., Japan, and other countries.

SoC

System on a Chip. A chip that integrates functions, including logic, memory and signaling, that are conventionally executed with multiple chips and requires smaller space and significantly less electricity.

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

As of June 1, 2005, Advantest had 22 Japanese subsidiaries and 17 overseas subsidiaries. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

Name of Subsidiary	Country of Incorporation	Principal Activities
Advantest Laboratories Ltd.	Japan	Research and development of measuring and testing technologies

Advantest Customer Support Corporation	Japan	Maintenance service of Advantest’s products

Advanmechatec Co., Ltd.	Japan	Manufacture of Advantest’s products

Advantest Manufacturing, Inc.	Japan	Manufacture of Advantest’s products

Advantest DI Corporation	Japan	Manufacture of Advantest’s products

Japan Engineering Co., Ltd.	Japan	Development, manufacture and sales of Advantest’s products

Advantest Finance Inc.	Japan	Leasing of Advantest products

Advantest America, Inc.	U.S.	Sales of Advantest’s products

Advantest (Europe) GmbH	Germany	Sales of Advantest’s products

Advantest Taiwan Inc.	Taiwan	Sales of Advantest’s products

Advantest (Singapore) Pte. Ltd.	Singapore	Sales of Advantest’s products

Advantest Korea Co., Ltd	Korea	Maintenance and manufacturing of Advantest’s products

Advantest (Suzhou) Co., Ltd.	China	Marketing and technological support services of Advantest’s products

Each of the subsidiaries listed above is a direct or indirect wholly-owned subsidiary of Advantest.

4.D	PROPERTY, PLANTS AND EQUIPMENT

As of June 1, 2005, Advantest owned manufacturing facilities in Japan, the U.S., Korea and Malaysia.

Set forth below is a list of each of Advantest’s material properties, the use and location of the property and the approximate size of the property on which the facility is located.

Name	Location	Approximate Size (m2)	Use
Gunma R&D Center	Gunma, Japan	250,887	Research and development of semiconductor and component test systems and device interfaces

Ohtone R&D Center	Saitama, Japan	85,817	Research and development for and manufacturing of mechatronics systems

Advantest Laboratory	Miyagi, Japan	66,904	Basic technology research

Gunma Plant	Gunma, Japan	88,512	Manufacture of semiconductors and component test systems

Menuma Plant	Saitama, Japan	63,788	Manufacture of interim phase products for semiconductors and component test systems

In addition to its manufacturing facilities, Advantest’s properties include sales offices and customer support centers throughout the world and owned or leased research facilities in Japan, the U.S. and France. Advantest owns each of its significant properties.

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

As of June 1, 2005, Advantest does not have any material plans to construct, expand or improve its facilities.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A	OPERATING RESULTS

You should read the following discussion and analysis of Advantest’s financial condition and results of operations with “Key Information—Selected Financial Data” and its audited consolidated financial statements at March 31, 2005 and for each of the three years then ended and the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared under accounting principles generally accepted in the U.S.

Overview

Advantest manufactures and sells semiconductor and component test systems and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

In conjunction with its business and organizational restructuring, effective April 1, 2004, Advantest reclassified its two previous segments, automated test equipment and measuring instruments business segment, into three business segments: semiconductor and component test system segment; mechatronics system segment; and services, support and others segment. Description of Advantest’s three segments is as follows. The following figures include intercompany transactions between segments.

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines provided by the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC semiconductors for non memory semiconductor devices. This reportable business segment is the most important segment, with sales accounting for 75.5% of Advantest’s consolidated net sales for fiscal 2004.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices and device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. This business segment accounted for 19.4% of Advantest’s consolidated net sales for fiscal 2004.

The services, support and others segment consists of comprehensive customer services provided in connection with the semiconductor and component test systems and mechatronics system segments, support services, equipment lease business and others. This segment accounted for 8.2% of Advantest’s consolidated net sales for fiscal 2004.

Semiconductor and Component Test System Segment

The market for semiconductor and component test systems is highly cyclical and competitive, and depends on the appetite for capital expenditures of customers. Their capital expenditures depend, to a large extent, on:

•	demand for semiconductors and electronic components;

•	innovation in semiconductor and electronic component technology; and

•	changes in semiconductor and electronic component manufacturing processes.

During the first half of fiscal 2004, conditions affecting Advantest’s semiconductor and component test system segment have been generally favorable due to an increase in capital expenditures in the semiconductor manufacturing industry, as stimulated by the substantial sales of digital consumer products including digital cameras and DVD recorders, decreased volatility of DRAM semiconductor prices, and improved demand for personal computers. However, with inventory adjustment in the semiconductor manufacturing industry commencing in the second half of fiscal 2004, the demand for semiconductor and component test systems became sluggish. For a detailed discussion of these factors and their effect on demand for semiconductor and component test systems, see “Information on the Company—Business Overview—Industry Overview”.

With respect to the market for test systems for memory semiconductors, net sales of test systems for flash memory semiconductors for fiscal 2004 increased within and outside Japan. In addition, sales of test systems for DRAM semiconductors experienced increased, particularly with respect to new products such as the high-speed test systems for memory semiconductors for next generation double data rate, or DDR-SDRAM, in addition to general purpose high-speed memory testers, which attracted substantial purchase inquiries both in Japan and overseas.

In the area of test systems for non memory semiconductors, test systems for SoC semiconductors used in mobile phones and digital consumer devices and test systems for non memory semiconductors used for LCD driver integrated circuits, maintained sales at high levels from the previous fiscal year, particularly in Japan and Taiwan. In addition, Advantest introduced new products aimed at the CCD and in-car device market.

As a result of the above, consolidated net sales of the semiconductor and component test system segment increased 46.3% to ¥180,685 million in fiscal 2004, as compared to the previous fiscal year.

In spite of robust growth in the semiconductor market in the second half of fiscal 2003 through the first half of fiscal 2004, Advantest believes that there exists a significant cyclicality and a continued lack of visibility in the areas of semiconductor demand which is greatly affected by inventory adjustment in the semiconductor manufacturing industry.

While Advantest’s net sales, results of operations and financial conditions in fiscal 2004 were affected by price pressure, results of operations showed significant increase over fiscal 2003. Net sales of test systems for memory semiconductors in fiscal 2004 increased by 41.2% as compared to fiscal 2003, while net sales for test systems for non memory semiconductors increased by 59.0% as compared to fiscal 2003. Advantest’s best selling test systems for non memory semiconductor test systems in fiscal 2004 was the T2000, a test system for SoC semiconductors based on OPENSTAR®, an industry-wide, open architecture, and the T6500 series, Advantest’s relatively lower cost test systems for SoC semiconductors. Demand for these semiconductor and component test systems was driven by expanded production during 2003 and 2004 of digital consumer electronics that incorporate semiconductors, including wireless handsets, DVD recorders and digital cameras. These semiconductors typically are mass-produced and carry per unit market prices that are lower than high-end SoC semiconductors and high-bandwidth DRAM semiconductor and SRAM semiconductor products. Therefore, Advantest’s customers that produce these semiconductors required less expensive semiconductor and component test systems in order to reduce their overall manufacturing costs.

Advantest believes that demand for its newer products was driven by customers’ increased levels of capital expenditures towards the improvement of their production capacities, such as through investments relating to 300 millimeter wafers and to the next generation of memory semiconductor devices. In most cases, the sales prices of semiconductor and component test systems gradually decreases as their commercial life becomes longer.

Advantest believes that price pressure with respect to semiconductor and component test systems tends to be strongest during periods when demand, in terms of volume, for semiconductors is increasing, but there exists pressure on the market price for semiconductors. Advantest faced significant price pressure in almost all of its product lines during fiscal 2001 and 2002. In fiscal 2003 and fiscal 2004, price pressure continued to exist. While the semiconductor industry experienced a recovery, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on its product lines. Advantest believes that despite this significant price pressure, Advantest was able to increase its competitiveness by bringing to market new products.

Mechatronics System Segment

In fiscal 2004, Advantest’s sales in the test handler business increased substantially, led by the sales of test handlers for memory semiconductors. This increase was driven by Advantest’s clients’ increasing production of DDR-SDRAM semiconductors and investments in DDR2-SDRAM semiconductors, as well as their active investments in flash memory semiconductors. In each case, customers typically demanded test handlers for memory semiconductors capable of simultaneously measuring 128 devices. The growth in demand for the high-speed test handler for memory semiconductors M6542AD, a test handler equipped with a new cooling function, was especially strong.

Net sales of test handlers for SoC semiconductors also increased in fiscal 2004, with increased sales of the TAB handler M7521A for LCD integrated circuit drivers designed for fine pitch packages and the M4741A series of test handlers for SoC semiconductors, the latter with vision alignment functions. Demand was enhanced primarily through the strong performance of digital consumer devices in the market.

Net sales of device interfaces rose sharply in fiscal 2004 on the back of the increase in the net sales of semiconductor and component test systems. Net sales in Taiwan were particularly strong in fiscal 2004 compared to fiscal 2003 due to active capital expenditures in DDR2-SDRAM semiconductors. Device interfaces with lower costs for component replacement of measured devices also performed well, and contributed to the increase in net sales. Advantest launched a single-contact wafer probe card for the BIST as a new product, and believes that the market has generally received it well.

As a result of the above, net sales of the mechatronics system segment increased by 35.6% compared to fiscal 2003 to ¥46,395 million in fiscal 2004.

Services, Support and Others Segment

In the services, support and others segment, Advantest has focused on maintenance services such as installation and repairs of Advantest’s products and lease and rental services of its products as a part of Advantest’s effort to provide customers with comprehensive solutions. Net sales of this segment decreased by 3.8% compared to fiscal 2003 to ¥19,680 million in fiscal 2004.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥23,615 million, ¥21,637 million and ¥26,280, or 24.1%, 12.4% and 11.0% of net sales, in fiscal 2002, 2003 and 2004, respectively. Advantest plans to continue its substantial investments in research and development and has allocated approximately ¥28 billion for its research and development budget of fiscal 2005. However, Advantest’s research and development budget for fiscal 2005 may change based on its business results in fiscal 2005 and future prospects of its business.

Personnel

As of March 31, 2005, Advantest had a total of 3,565 full-time employees, an increase of 21 persons, or 0.6%, over March 31, 2004.

Advantest plans to continue its periodic recruitment of new graduates as part of its mid- to long-term growth strategy. Advantest expects that a majority of these new hires will join the semiconductor and component test system segment and mechatronics system segment to support the growth of Advantest’s businesses. Other new hires are expected to join Advantest’s maintenance or administrative divisions. The addition of these new hires may increase Advantest’s future selling, general and administrative expenses and its research and development expenses.

Currency Fluctuations

Advantest is affected to some extent by fluctuations in foreign currency exchange rates. Advantest is principally exposed to fluctuations in the value of the Japanese yen against the U.S. dollar and other currencies of countries where Advantest does business. Advantest’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

Translation risk is the risk that Advantest’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in which subsidiaries of Advantest prepare their financial statements against the Japanese yen. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior accounting periods and among various geographic markets, the translation effect is a reporting consideration and does not reflect Advantest’s underlying results of operations. Advantest does not hedge against translation risk.

Transaction risk is the risk that the currency structure of Advantest’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Advantest produces substantially all of its products, including all semiconductor and component test systems, in Japan. A small portion of the components and parts used in Advantest’s semiconductor and component test systems is purchased in currencies other than the yen, predominantly the U.S. dollar.

Advantest enters into foreign exchange forward contracts to hedge a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations against the Japanese yen, which in some years can be significant.

Generally, a weakening of the Japanese yen against other currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. A strengthening of the Japanese yen against other currencies, particularly the U.S. dollar, has the opposite effect. The Japanese yen generally strengthened against the U.S. dollar throughout fiscal 2004 and fiscal 2003, when compared to fiscal 2002.

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

Revenue Recognition

In accordance with the guidance provided by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition,” Advantest recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

Revenue from Sales of Products

Revenue from sales of products which require installation work is recognized when the related installation work is completed. The revenue recognized upon completion of installation is limited to the amount that is payable based on customer acceptance. Revenue from sales of products and component which do not require installation work by Advantest is recognized upon shipment if the terms of the sale are free on board (“FOB”) shipping point or upon delivery if the terms are FOB destination which coincide with the passage of title and risk of loss.

For equipment sales involving software that is more than incidental to the product, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection of the related receivable is probable in accordance with American Institute of Certified Public Accountant (“AICPA”) Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Revenue for the separate elements is only recognized when the functionality of the undelivered element is not essential to the delivered element.

Revenue from Long-term Service contracts

Revenue from fixed-price, long-term service contracts is recognized on the straight-line basis over the contract term.

Operating lease

Revenue from operating leases is primarily recognized on the straight-line basis over the lease term.

Multiple deliverables

Multiple Deliverables are accounted for under the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting.

Advantest enters into certain revenue arrangements with multiple deliverables, which include combination of equipment, installation and warranty services. As those installation or warranty services are not interchangeable to be provided by Advantest or other parties and as fair values of those services are not determinable, these elements are not considered to qualify for separate accounting under EITF 00-21 and accordingly Advantest treats them as a single unit of accounting. Advantest adopted the provisions of EITF 00-21 for the transactions entered into on and after July 1, 2003. The effect on Advantest’s consolidated financial statements from the adoption of such provisions was insignificant.

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

Advantest’s inventories decreased by ¥19,838 million, or 40.1%, during fiscal 2004 to ¥29,585 million as of March 31, 2005. Advantest recorded inventory write-downs in the amount of ¥855 million in fiscal 2004 and write-downs of ¥2,126 million in fiscal 2003. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2005 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Trade Receivables

Advantest’s trade receivables, less allowance for doubtful accounts was ¥56,702 million as of March 31, 2005, down from ¥76,133 million as of March 31, 2004. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected. Advantest has not recorded any allowances for trade receivables for its major customers, a majority of which are large, well-capitalized semiconductor manufacturers, test houses and foundries. Advantest receives deposits from most of its distributors for its other test systems. Advantest believes that the amounts of these deposits are sufficient to offset the amounts of any possible defaults on accounts receivable of these customers.

Advantest periodically reviews its estimated allowances for doubtful accounts taking into account the customer’s payment history, assessing the customer’s current financial position and considering other information that is publicly available and the customer’s credit worthiness. Additional reviews are undertaken upon significant changes in the financial condition of Advantest’s significant customers and the semiconductor industry.

While the semiconductor market experienced a recovery in fiscal 2004, certain Advantest customers continued to improve their cash flows that impacted their ability to make required payments. At the end of fiscal 2004, Advantest decreased its allowance for doubtful accounts by ¥290 million to ¥2,174 million. The provision is charged to selling, general and administrative expenses. While conditions in the industries of some of Advantest’s customers are expected to improve in fiscal 2005, additional allowances may be necessary if conditions in the industries of some of Advantest’s customers do not improve in the near-term. Conversely, a reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the accounting period during which such collection takes place.

Accrued Warranty Expenses

Advantest’s products are generally subject to a 12-month free repair warranty. In addition, under certain circumstances, Advantest is responsible for the repair of defective components and parts. Advantest provides an allowance for estimated product warranty expenses when product revenue is recognized as part of its selling, general and administrative expenses. The allowance for estimated product warranty expenses represents management’s best estimate at the time of sale of the total costs that Advantest will incur to repair or replace components or parts that fail while still under warranty. Advantest records its allowance for estimated product warranty expenses based on the historical ratio of actual repair and support expenses to corresponding sales. The foregoing evaluations are inherently uncertain as they require estimates as to maintenance costs and failure rates related to different product lines. Consequently, actual warranty costs may differ from the estimated amounts and could result in additional product warranty expenses. If actual warranty costs significantly exceed the amount of Advantest’s allowance for product warranty expenses, it would negatively affect the future results of operations of Advantest. Accrued warranty expenses were ¥4,090 million in fiscal 2004, up from ¥3,121 million in fiscal 2003.

Stock-Based Compensation

Prior to April 1, 2004, Advantest Corporation accounted for stock-based compensation plans by applying the intrinsic value-based method of accounting under the recognition and measurement provisions of APB

Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” No stock-based employee compensation cost was recognized in the statement of operations until the year ended March 31, 2004. Effective April 1, 2004, Advantest Corporation early adopted the fair value recognition provisions of SFAS No. 123 (revised 2004) (“SFAS No. 123R”), “Share Based Payment”, using the modified-retrospective method. The value of the options is estimated using a Black Scholes option pricing model and amortized to expense over the options’ vesting periods. Stock based compensation expense of ¥2,290 million was included reported net income for the year ended March 31, 2005.

Accrued Pension and Severance Cost

Advantest Corporation and certain of its domestic subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. The benefits are based on years of service and the employee’s compensation and vest after one year of service. Prior service cost that results from amendments to the plan is amortized over the average remaining service period of the employees expected to receive benefits. Unrecognized net gain and loss is also amortized over the average remaining service period of the employees expected to receive benefits.

On October 1, 2004, Advantest Corporation and certain of its domestic subsidiaries received approval from the Minister of Health and Labor to return the substitutional portion of its Employees’ Pension Fund plans for the prior employees’ services under the transfer of its Employees’ Pension Fund plans to the defined benefit corporate pension plan, and made the payment of the amount pertinent to the return (minimum liability reserve) to the national treasury on February 24, 2005. Advantest accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of ¥3,317 million through these transactions for the year ended March 31, 2005, which is included in selling, general and administrative expenses and consists of ¥6,116 million of a subsidy from the government, calculated as the difference between the obligation settled and the plan assets transferred to the government, and ¥2,799 million of a settlement loss on recognition of related unrecognized actuarial loss. See Note 17 to the consolidated financial statements for further discussion.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At March 31, 2004, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥33,323 million of which ¥13,079 million represents net operating losses, or NOL, carried forward available to offset future taxable income. Net operating loss carryforwards utilized during the years ended March 31, 2003, 2004 and 2005 were ¥633 million, ¥24,510 million and ¥31,132 million, respectively. At March 31, 2005, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥21,572 million of which ¥444 million represents NOL. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of the existing valuation allowance, at March 31, 2005.

Results of Operations—Fiscal 2004 Compared with Fiscal 2003

Net Sales

Advantest’s net sales increased by ¥65,221 million, or 37.4%, compared with fiscal 2003, to ¥239,439 million in fiscal 2004. This increase was primarily due to an increase in its sales of test systems for memory semiconductors for DRAM semiconductors and flash memory semiconductors in the semiconductor and component test system segment as well as test systems for SoC semiconductors for MPUs, and the strong sales, mainly for the first half of fiscal 2004, of test systems for SoC semiconductors for consumer digital devices and test systems for non memory semiconductors used for LCD driver integrated circuits. Strong sales in the mechatronics system segment led by the performance of memory testers also contributed to this increase. The estimated effect of changes in exchange rates during fiscal 2004 was to decrease Advantest’s net sales by ¥3,105 million.

The following is a discussion of net sales for Advantest’s semiconductor and component test system and mechatronics system segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2004, net sales of Advantest’s semiconductor and component test system segment accounted for 75.5% of total net sales. Net sales of Advantest’s semiconductor and component test system segment increased by ¥57,196 million, or 46.3%, compared with fiscal 2003, to ¥180,685 million in fiscal 2004. Advantest’s net sales in this segment in the second half of fiscal 2004 were ¥67,513 million, resulting in a decrease by ¥45,659 million, or 40.3%, compared to the first half of fiscal 2004. This slowdown in the second half of fiscal 2004 reflects reduced customer demand resulting from inventory adjustments. The estimated effect of changes in exchange rates during fiscal 2004 was to decrease Advantest’s net sales from its semiconductor and component test system segment by ¥2,431 million.

Net sales of test systems for memory semiconductors increased by ¥36,117 million, or 41.2%, compared with fiscal 2003 to ¥123,856 million in fiscal 2004. This increase was mainly due to increased orders, both in Japan and overseas, for new products such as the T5593, a test system for super high-speed memory semiconductors for the next generation DDR-SDRAMs and the T5370 series general purpose test systems for high-speed memory semiconductors, despite the inventory adjustment on the part of our clients in DRAM semiconductor test system in the late first half of fiscal 2004. The flash memory testers attained strong sales though the middle of the first half of fiscal 2004, continuing the trend from fiscal 2003; however sales were adversely affected by semiconductor manufactures restraining their capital expenditures amidst inventory adjustment for IT-related products beginning in the second half of fiscal 2004. Advantest’s sales of test systems for memory semiconductors performed well throughout fiscal 2004, although the increased sales of test systems for memory semiconductors were partially offset by the adverse effects of sales mix and price pressure. For a discussion of sales mix and price pressure, see “—Overview—Semiconductor and Component Test System Segment”.

Net sales of test systems for non memory semiconductors increased by ¥21,079 million, or 59.0%, compared with fiscal 2003 to ¥56,829 million in fiscal 2004. This increase was mainly due to a significant increase in sales of testers in Japan, Korea and Taiwan. Net sales of the T6300 series test systems for non memory semiconductors used for LCD driver integrated circuits and the T6500 series test systems for SoC semiconductors used in mobile phones and digital consumer products increased mainly for the first half of fiscal 2004. In addition, the new concept T2000 series test systems for SoC semiconductors, based on OPENSTAR®, performed well in the U.S. and other countries throughout fiscal 2004. In fiscal 2004, Advantest introduced new products for CCD and in-car device markets.

Mechatronics System Segment

Net sales of mechatronics system segment such as test handlers and device interfaces increased by ¥12,170 million, or 35.6%, compared to fiscal 2003 to ¥46,395 million in fiscal 2004, reflecting increased sales of semiconductor and component test systems generating an increased need for test handlers and device interfaces.

This increase was mainly reflecting the strong sales of test handlers for memory semiconductors with functions such as cooling and simultaneous handling of multiple devices, despite inventory adjustments by Advantest’s customers in the second half of fiscal 2004. In addition, sales of device interface products remained strong over fiscal 2004 as a result of diversification of Advantest’s devices generating increased demand.

Services, Support and Others Segment

Net sales of the services, support and others segment decreased by ¥785 million to ¥19,680 million in fiscal 2004, compared to ¥20,465 million in fiscal 2003. Main businesses in the services, support and others segment for fiscal 2004 focused on, and performed well in, maintenance services, and leases and rentals. However, as net sales of other products recognized in the fiscal 2003 declined significantly, overall net sales of services, support and others segment decreased in fiscal 2004.

Geographic Markets

Advantest experienced an increase of its net sales in fiscal 2004 in each of its geographic markets, with sales in Asia (excluding Japan) experiencing the largest increase.

Net sales in Asia (excluding Japan) increased by ¥54,557 million, or 60.9%, compared to fiscal 2003 to ¥144,120 million in fiscal 2004. Net sales in Taiwan increased by ¥19,955 million, an increase of 62.7% compared to fiscal 2003. Net sales in Korea increased by ¥11,154 million, or 39.0%, compared to fiscal 2003. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) increased by ¥23,449 million, or 80.5%, compared to fiscal 2003. These increases were primarily due to increased sales of test systems for DRAM semiconductors and flash memory semiconductors to foundries in Taiwan as well as to major semiconductor manufacturers in Korea. The increase in the sales of test systems for SoC semiconductors for MPUs contributed greatly to the increased sales in China and the rest of Asia (excluding Japan, Taiwan and Korea). The estimated effect of changes in exchange rates during fiscal 2004 was to decrease Advantest’s net sales from sales in Asia by ¥2,291 million.

Net sales in the Americas increased by ¥6,760 million, or 41.6%, compared to fiscal 2003 to ¥23,024 million in fiscal 2004. These increases were primarily due to increased sales of test systems for memory semiconductors and test systems for non memory semiconductors, which was led by increased capital expenditures by major U.S. semiconductor makers. The estimated effect of changes in exchange rates during fiscal 2004 was to decrease Advantest’s net sales in the Americas by approximately ¥896 million.

Net sales in Japan increased by ¥2,035 million, or 3.5%, compared to fiscal 2003 to ¥60,025 million in fiscal 2004. This slight increase was due to increased sales, primarily for the first half of fiscal 2004, of test systems for non memory semiconductors, particularly the sales of test systems for non memory semiconductors used for LCD driver integrated circuits, mobile phones and digital consumer devices, and test systems for flash memory semiconductors and DRAM.

Net sales in Europe increased by ¥1,869 million, or 18.0%, compared to fiscal 2003 to ¥12,270 million in fiscal 2004. The sales of test systems for DRAM semiconductors and test handlers for SoC semiconductors contributed to the increased sales in Europe. The small increase in sales in Europe, compared to areas other than Japan, was primarily because sales in Europe have been shifting to Asia due to increased outsourcing of manufacturing processes in Asia by Advantest’s customers in the test systems for memory semiconductors market. Due to the depreciation of the yen in comparison to the Euro, the estimated effect of changes in exchange rates during fiscal 2004 was to increase Advantest’s net sales from sales in Europe by approximately ¥82 million.

As a result of increased sales in each of Advantest’s geographic markets especially outside of Japan, its overseas sales as a percentage of total sales increased to 74.9% in fiscal 2004 from 66.7% in fiscal 2003.

Operating Expenses

Advantest’s operating expenses increased by ¥35,462 million, or 24.8%, compared with fiscal 2003 to ¥178,720 million in fiscal 2004.

Cost of sales increased by ¥30,481 million, or 35.6%, compared to fiscal 2003 to ¥115,994 million in fiscal 2004. While this increase can be attributed to the increase in net sales from fiscal 2003 to fiscal 2004, such increase was offset by a decrease of ¥1,271 million in write-downs of inventories compared with fiscal 2003 as well as the improved sales cost ratio attained by product mix and revenue increase effect amidst the ongoing price pressure.

Research and development expenses increased by ¥4,643 million, or 21.5%, when compared to fiscal 2003, to ¥26,280 million in fiscal 2004. This increase in research and development was focused on the development of products for the future as well as to increased expenses for research and development subcontractor.

Selling, general and administrative expenses increased by ¥338 million, or 0.9%, compared to fiscal 2003 to ¥36,446 million in fiscal 2004. This increase consists primarily of the increase of ¥1,227 million in accrued warranty expenses and the increase of ¥2,833 million in variable expenses. In addition, Advantest recognized expenses for stock options for fiscal 2004 in the amount of ¥2,290 million, and the expenses increased by ¥2,018 million due to expenses related to Advantest’s 50th anniversary events. On the other hand, this increase in selling, general and administrative expenses was offset by various factors. First, Advantest did not recognize any impairment of long-lived assets in fiscal 2004, as it did in fiscal 2003 in the amount of ¥3,030 million. Second, due to improved collection activities, some allowance for doubtful accounts were reversed, resulting in a decrease of ¥1,682 million in bad debt expenses, compared to fiscal 2003. Third, Advantest accounted for ¥3,317 million as a decrease in its selling expenses due to the transfer of the substitutional portion of its Employee’s Pension Fund plan to the Japanese government and the resulting transition by Advantest to its defined benefit plans.

Operating Income

Operating income increased by ¥29,759 million, compared to ¥30,960 million in fiscal 2003, to ¥60,719 million in fiscal 2004.

Other Income and Expenses

Interest and dividend income increase by ¥258 million, or 76.1%, compared with fiscal 2003 to ¥597 million in fiscal 2004. This increase was primarily due to the increase in the outstanding balance of deposits and the increase in the interest income.

Interest expense decreased by ¥28 million, or 6.0% when compared to fiscal 2003, to ¥441 million in fiscal 2004. This decrease was primarily due to lower interest rate payments as a result of repayment of bonds in the amount of ¥4,500 million during fiscal 2004 and a lower average balance of total debt outstanding during fiscal 2004 compared to fiscal 2003.

Other income improved by ¥2,885 million, compared to fiscal 2003 to ¥933 million in fiscal 2004. Improvement in the non-operating income was mainly due to the impairment loss on securities decreasing by ¥1,307 million, compared to fiscal 2003, to ¥122 million in fiscal 2004, and the gains on the sales of investment securities increasing by ¥729 million over fiscal 2003 to ¥943 million in fiscal 2004. Foreign exchange gains and losses represent an improvement of ¥109 million to a loss of ¥77 million in fiscal 2004 compared to the loss of ¥186 million registered in fiscal 2003. This represents the difference between the value of foreign currency-denominated sales translated at prevailing exchange rates and either (i) the value of sales amounts settled during the year, including those settled using foreign exchange forward contracts, or (ii) the value of accounts receivable and payables outstanding remeasured at the exchange rate in effect at March 31, 2005. In fiscal 2004, foreign exchange gains and losses were negatively impacted due to strengthening of the yen against the U.S. dollar.

Income Taxes

Advantest’s effective tax rate was 40.0% in fiscal 2003 and 38.4% in fiscal 2004. Advantest’s statutory tax rate was 40.0% for fiscal 2004. The difference between the statutory tax rate of 40.0% in fiscal 2004 and the effective tax rate of 38.4% in fiscal 2004 was primarily due to earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan. For a more detailed discussion of income taxes of Advantest in fiscal 2004 and fiscal 2003, see note 14 to Advantest’s consolidated financial statements.

Net Income

Advantest’s net income increased by ¥20,749 million, or 119.7% compared to fiscal 2003, resulting in a net income of ¥38,078 million in fiscal 2004. The changes in net income for fiscal 2004 compared to fiscal 2003 reflect the factors discussed above.

Other Comprehensive Income (Loss)

Advantest’s other comprehensive income improved by ¥7,189 million, compared to fiscal 2003 to ¥3,183 million in fiscal 2004. One of the reasons for this improvement was a ¥5,611 million increase in foreign currency translation adjustment from a loss of ¥3,976 million in fiscal 2003 to an income of ¥1,635 million in fiscal 2004 as the yen was weaker against euro. Furthermore, another reason was ¥2,792 million decrease for additional minimum pensions liabilities because of the elimination of the unfunded accumulated benefit obligations in fiscal 2004. However, other comprehensive income was offset by decrease of an unrealized holding gain on investment of ¥1,214 million.

Results of Operations—Fiscal 2003 Compared with Fiscal 2002

Net Sales

Advantest’s net sales increased by ¥76,478 million, or 78.2%, compared with fiscal 2002, to ¥174,218 million in fiscal 2003. This increase was primarily due to an increase of net sales in the semiconductor and component test system segment, due to an increase in capital expenditures in the semiconductor manufacturing industry, as stimulated by the substantial sales of digital consumer products including digital cameras, DVD recorders and digital televisions, decreased volatility of DRAM semiconductor prices, and improved demand for personal computers. The estimated effect of changes in exchange rates during fiscal 2003 was to decrease Advantest’s net sales by ¥3,500 million.

The following is a discussion of net sales for Advantest’s semiconductor and component test system, mechatronics system and services, support and others segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2003, net sales of Advantest’s semiconductor and component test system segment accounted for 70.9% of total net sales. Net sales of Advantest’s semiconductor and component test system segment increased by ¥59,121 million, or 91.8%, compared with fiscal 2002, to ¥123,489 million in fiscal 2003. Advantest’s net sales in this segment in the second half of fiscal 2003 were ¥82,528 million, resulting in an increase by ¥41,567 million, or 101.5%, compared to the first half of fiscal 2003. The estimated effect of changes in exchange rates during fiscal 2003 was to decrease Advantest’s net sales from its semiconductor test system business by ¥2,500 million.

Net sales of test systems for memory semiconductors increased by ¥48,389 million, or 123.0%, compared with fiscal 2002 to ¥87,739 million in fiscal 2003. This increase was mainly due to increased sales of Advantest’s test systems for flash memory semiconductors and DRAM semiconductors. In particular, orders for the T5377, a general purpose test system for high-speed memory semiconductors and the T5593, a test system for super high-speed memory semiconductors for the next generation DDRs were strong, both in Japan and overseas. The increased sales of test systems for memory semiconductors were partially offset by the adverse effects of sales mix and price pressure. For a discussion of sales mix and price pressure, see “—Overview—Semiconductor and Component Test System Segment”. Advantest’s estimated market share for test systems for memory semiconductors increased to 61.0% for fiscal 2003 from 51.9% in fiscal 2002. Advantest believes that the launch of new lines of flash memory semiconductors which were quite competitive, the shortened time for delivery of products, and the maintenance of a strong market share for back-end test systems for memory semiconductors contributed to the increase in the market share in fiscal 2003. Advantest maintains a larger market share for back-end test systems for memory semiconductors than that for front-end test systems.

Net sales of test systems for non memory semiconductors increased by ¥10,732 million, or 42.9%, compared with fiscal 2002 to ¥35,750 million in fiscal 2003. This increase was mainly due to a significant increase in sales in Japan, Korea and Taiwan. Increased net sales of the T6300 series designed to inspect LCD driver integrated circuits and the T6500 series test systems designed to inspect SoC semiconductors used in mobile phones and digital consumer products contributed to the increase of net sales of test systems for non memory semiconductors. Advantest introduced new products for CCDs and devices for vehicle equipment. For a discussion of sales mix and price pressure, see “—Overview—Semiconductor and Component Test System Segment” Advantest’s market share for test systems for SoC semiconductors increased to 11.3% in fiscal 2003 from 9.3% in 2002 thanks to the increase in sales of test systems for non memory (including SoC) semiconductors.

Mechatronics System Segment

Net sales of mechatronics system segment such as test handlers and device interfaces increased by ¥14,760 million, or 75.8%, compared to fiscal 2002 to ¥34,225 million in fiscal 2003, reflecting increased sales of semiconductor and component test systems generating an increased need for test handlers and device interfaces.

Services, Support and Others Segment

Net sales of the services, support and others segment increased by ¥1,238 million or 6.4%, compared to fiscal 2002 to ¥20,465 million in fiscal 2003. Main businesses in the services, support and others segment were maintenance services, and leases and rentals, which performed well in fiscal 2003.

Geographic Markets

Advantest experienced an increase of its net sales in each of its geographic markets, with sales in Asia (excluding Japan) recording the largest increase.

Net sales in Asia (excluding Japan) increased by ¥48,302 million, or 117.1%, compared to fiscal 2002 to ¥89,563 million in fiscal 2003. Net sales in Taiwan increased by ¥18,214 million, an increase of 133.9% compared to fiscal 2002. Net sales in Korea increased by ¥15,293 million, or 114.8%, compared to fiscal 2002. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) increased by ¥14,795 million, or 103.2%, compared to fiscal 2002. This increase was primarily due to increased sales of test systems for semiconductors to foundries and test houses in Taiwan, the increase of sales of test systems for memory semiconductors to the two major semiconductors manufacturers in Korea as well as the increase in the sales of test systems for semiconductors in China and the rest of Asia (excluding Japan, Taiwan and Korea). The estimated effect of changes in exchange rates during fiscal 2003 was to decrease Advantest’s net sales in Asia by ¥3,200 million.

Net sales in the Americas increased by ¥7,598 million, or 87.7%, compared to fiscal 2002 to ¥16,264 million in fiscal 2003. This increase was primarily due to increased sales of test systems for non memory semiconductors and test systems for memory semiconductors in the U.S., which reflected the increased capital expenditures by semiconductor makers. The estimated effect of changes in exchange rates during fiscal 2003 was to decrease Advantest’s net sales in the Americas by approximately ¥1,100 million.

Net sales in Japan increased by ¥19,117 million, or 49.2%, compared to fiscal 2002 to ¥57,990 million in fiscal 2003. This increase was due to increased sales for test systems for non memory semiconductors, in particular test systems for LCD driver integrated circuits as well as the increase in sales of test systems for flash memory semiconductors and for DRAM semiconductors. This increase was partially offset by the decrease in sales of measuring instruments for wireless communications reflecting the completion of the initial installation of third-generation wireless networks in Japan.

Net sales in Europe increased by ¥1,461 million, or 16.3%, compared to fiscal 2002 to ¥10,401 million in fiscal 2003. The smaller increase rate in sales in Europe, compared to areas other than Japan, was primarily because sales for test systems for memory semiconductors have been shifting to Asia due to increased outsourcing of manufacturing processes in Asia by Advantest’s customers in the test systems for memory semiconductors market. Due to the depreciation of the yen in comparison to the Euro, the estimated effect of changes in exchange rates during fiscal 2003 was to increase Advantest’s net sales in Europe by approximately ¥800 million.

Operating Expenses

Advantest’s operating expenses increased by ¥28,775 million, or 25.1%, compared with fiscal 2002 to ¥143,258 million in fiscal 2003.

Cost of sales increased by ¥28,962 million, or 51.2%, compared to fiscal 2002 to ¥85,513 million in fiscal 2003. This increase was attributable to the increase of ¥76,478 million in net sales. The ratio of cost to sales in fiscal 2003 improved by 8.8% compared with fiscal 2002. Advantest believes that such improvement was primarily attained due to the decrease of the average cost of parts (the largest component of the cost of sales) by approximately 10%, the reduction in the number of employees over the preceding two years, the integration of certain subsidiaries, and enhanced production efficiency. However, the effects of these efforts and initiatives were partially offset by the adverse effects of sales mix and price pressures. For a discussion of sales mix and price pressure, see “—Overview—Semiconductor and Component Test System Segment”.

Research and development expenses decreased by ¥1,978 million, or 8.4%, when compared to fiscal 2002, to ¥21,637 million in fiscal 2003. This decrease in research and development reflected the reduction in the number of employees, decrease in payments for outsourcing of studies and research to external research institutes as well as a stronger focus on a few number of research and development themes.

Selling, general and administrative expenses increased by ¥1,791 million, or 5.2%, compared to fiscal 2002 to ¥36,108 million in fiscal 2003. This increase consisted primarily of the increase of ¥1,793 million in accrued warranty expenses, as compared to fiscal 2002. The increase in the accrued warranty expenses was primarily attributable to a large increase in net sales in fiscal 2003. Conversely, the rate of warranty claims in fiscal 2002 was lower than the average of past years and as a result, the accrued warranty expenses to be recognized for covering the net sales in fiscal 2002 were smaller.

Selling, general and administrative expenses included the aggregate impairment loss of ¥3,030 million as Advantest applied accounting for impairment of fixed assets to long-lived assets which fall within the asset group category of measuring instruments. Advantest’s selling, general and administrative expenses also increased compared with fiscal 2002 as Advantest provided additional allowances for doubtful accounts of ¥1,402 million for some external customers in Asia. However, this increase was offset by the non-incurrence in fiscal 2003 of ¥4,090 million, which was incurred in fiscal 2002 as expenses for structural reform initiatives, including additional retirement allowances for employees who applied for early retirement.

Operating Income (Loss)

Operating income increased by ¥47,703 million, compared to operating loss of ¥16,743 million in fiscal 2002, to an operating income of ¥30,960 million in fiscal 2003.

Other Income (Loss) and Expenses

Interest and dividend income decreased by ¥68 million, or 16.7%, compared with fiscal 2002 to ¥339 million in fiscal 2003. This decrease was primarily due to the decrease in the interest income caused by falling interest rates in Japan.

Interest expense decreased by ¥21 million, or 4.3% when compared to fiscal 2002, to ¥469 million in fiscal 2003. This decrease was primarily due to lower interest rate payments as a result of repayment of bonds during fiscal 2003 in the amount of ¥2,200 million and a lower average balance of total long-term debt outstanding during fiscal 2003 compared to fiscal 2002.

Other loss increased by ¥90 million, or 4.8%, compared to fiscal 2002 to ¥1,952 million in fiscal 2003. Increase in the non-operating loss was mainly due to the changes in foreign exchange gains and losses by ¥366 million compared to fiscal 2002, which resulted in an exchange loss of ¥186 million in fiscal 2003. Foreign exchange gains and losses represent the difference between the value of foreign currency-denominated sales translated at prevailing exchange rates and either (i) the value of sales amounts settled during the year, including those settled using foreign exchange forward contracts, or (ii) the value of accounts receivable and payables outstanding remeasured at the exchange rate in effect at March 31, 2004. In fiscal 2003, foreign exchange gains and losses were negatively impacted due to strengthening of the yen against the U.S. dollar. However, Advantest’s non-operating loss was offset by the decrease in the other-than-temporary declines in fair value of investment securities from ¥1,747 million in fiscal 2002 to ¥1,429 million in fiscal 2003.

Income Taxes

Advantest’s effective tax rate was 40.0% in fiscal 2003. Advantest’s effective tax rate for fiscal 2002 was 30.5%. Advantest’s statutory tax rate was 42.0% for fiscal 2003. The difference between the statutory tax rate of 42.0% and the effective tax rate of 40.0% in fiscal 2003 was primarily due to earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan. For a more detailed discussion of income taxes of Advantest in fiscal 2003 and fiscal 2002, see note 14 to Advantest’s consolidated financial statements.

Net Income (Loss)

Advantest’s net income (loss) increased by ¥30,323 million compared to fiscal 2002, resulting in a net income of ¥17,329 million in fiscal 2003. The changes in net income for fiscal 2003 compared to fiscal 2002 reflect the factors discussed above.

Other Comprehensive Income (Loss)

Advantest’s other comprehensive loss increased by ¥1,135 million, or 39.5%, compared to fiscal 2002 to ¥4,006 million in fiscal 2003. One of the reasons for this increase of loss was a ¥1,061 million increase in foreign currency translation adjustment from a loss of ¥2,915 million in fiscal 2002 to a loss of ¥3,976 million in fiscal 2003. Furthermore, Advantest recognized minimum pension liabilities of ¥1,396 million because of the incurrence of unfounded accumulated benefit obligations as it changed the discount rate from 2.5% to 2.0% for the purpose of pension accounting. However other comprehensive losses were partially offset by the gains of ¥1,366 million on the investment securities market because of the rally in the equity market in Japan.

5.B	LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was ¥90,327 million in fiscal 2004, compared to ¥28,215 million in fiscal 2003. Net cash provided by operating activities increased in fiscal 2004 primarily due to the increase in net income to ¥38,078 million, the decrease in trade receivables by ¥20,953 million, the decrease by ¥20,218 million in inventories, and increases in non-cash expenses, including a charge for deferred income tax of ¥13,540 million and depreciation and amortization of ¥8,285 million, partially offset by the decrease in trade account payables by ¥16,375 million in fiscal 2004.

In fiscal 2004, the outstanding trade account receivables decreased compared to fiscal 2003 as net sales slowed down due to inventory adjustment by Advantest’s customers in the second half of fiscal 2004 after a continued rise from fiscal 2003 through the first half of fiscal 2004. The amount of trade accounts payable decreased primarily due to the decrease in inventory procurement resulting from lower projected sales for the first half of fiscal 2005 estimated as of the second half of fiscal 2004 compared to projected sales for the first half of fiscal 2004 estimated as of the second half of fiscal 2003.

Net cash expended in investing activities was ¥8,250 million in fiscal 2004, compared to ¥5,070 million in fiscal 2003. The increase in net cash used in investing activities was primarily due to the increase in the purchases of property, plant and equipment as a part of capital expenditures by ¥3,670 million compared to fiscal

2003 to ¥8,738 million in fiscal 2004. The proceeds from the sales of available-for-sales securities increased by ¥1,105 million to ¥1,428 million in fiscal 2004, resulting in the offset of some of the increase in net cash expended for investing activities.

Advantest’s largest capital expenditures during fiscal 2004 consisted of its investment in equipment used in Advantest’s test equipment leasing program, its investment in equipment used for research and development and its investment in manufacturing and maintenance facilities.

Advantest has budgeted ¥9.0 billion for capital expenditures in fiscal 2005. Advantest’s expected capital expenditures in fiscal 2005 include:

•	¥2.0 billion allocated to equipment used in Advantest’s test equipment leasing program; and

•	¥4.0 billion on equipment for research and development and manufacturing.

Advantest did not complete any large capital expenditures related to facilities and other infrastructure in fiscal 2004. Advantest currently does not have any plans for large capital expenditure projects in fiscal 2005 or 2006.

Net cash used in financing activities was ¥63,036 million in fiscal 2004, compared to ¥6,376 million in fiscal 2003. The increase in net cash used in financing activities was primarily due to the increase in payments made for Advantest’s purchases of its own shares by ¥54,480 million, compared to fiscal 2003 to ¥54,511 million in fiscal 2004. Almost all of the acquisition of Advantest’s own shares was effected in February 2005 in order to implement flexible capital policy in response to changes in business conditions, and 6 million shares were purchased at ¥9,080 per share.

The outstanding amount of Advantest’s total long-term debt (including current installments) decreased by ¥4,543 million, or 18.4% compared to March 31, 2004, to ¥20,083 million as of March 31, 2005. The current portion of long-term debt increased by ¥15,500 million to ¥20,043 million as of March 31, 2005. Advantest’s long-term debt consists of secured and unsecured borrowings with fixed interest rates ranging from 1.05% to 4.125%, with maturity dates ranging from 2004 to 2008, and unsecured bonds with fixed interest rate of 1.88%, with maturity dates in 2005. Advantest’s largest issue of bonds or notes currently outstanding consists of ¥20,000 million in principal amount of 1.88% unsecured bonds due December 14, 2005. Advantest intends to repay the bond by using its available cash. All of Advantest’s long-term debt is denominated in Japanese yen. As of March 31, 2005, Advantest’s ratio of long-term debt (including current installments) to stockholders’ equity was 9.7%, compared to 11.1% as of March 31, 2004.

Advantest has various retirement and severance plans for employees, including contributory defined benefit retirement and severance plans consisting primarily of the Employees’ Pension Fund plan. Advantest’s unfunded portion of its benefit obligations as of March 31, 2005 amounted to ¥12,765 million, ¥12,605 million of which was recognized on Advantest’s balance sheet as of March 31, 2005. Regarding the transmission to the Japanese government of the substitutional portion of an Employees’ Pension Fund plan, Advantest accounted for the exemption from the obligations for future services and the exemption from the obligations from past services under the transfer of pension plan assets as a series of procedures in relation to liquidation transactions, and recognized a net income of ¥3,317 million on these transactions. This amount is comprised of the difference of ¥6,116 million between the cumulative benefit obligation liquidated at the time of the transfer of benefit obligations for the past services and the payment in return to the substitutional portion to the national treasury, and the amount of ¥2,799 million recognized as unrecognized actuarial net loss. The net gain of ¥3,317 million was accounted as a decrease in the selling, general and administrative expenses. Advantest has contributed to the Employees’ Pension Fund plan in accordance with the funding requirements of applicable Japanese governmental regulations. Although there is presently no immediate or significant near-term increase expected in cash funding requirements, Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the

Employees’ Pension Fund plan were ¥631 million in fiscal 2003, and ¥2,348 million in fiscal 2004. This increase was primarily attributable to reserve funding at the time of transfer to corporate pension plan from the Employees’ Pension Fund plan. Advantest expects to contribute approximately ¥2,125 million to its domestic defined benefit plans in fiscal 2005.

Advantest’s funding and treasury policy (including funding for capital expenditures), which is overseen and controlled by its Finance Department, has been and is to fund substantially all of its cash needs through cash from operating activities, cash and cash equivalents on hand and, to a lesser extent, through external sources including debt financing. Advantest expects to fund its capital expenditures in fiscal 2004 from cash and cash equivalents on hand. In the event conditions in the semiconductor industry, and thus the semiconductor and component test system industry, experiences a downturn in the near to medium term, Advantest may need to fund future capital expenditures and other working capital needs through the incurrence of additional debt or dilutive issuances of equity securities.

Advantest’s cash and cash equivalents balance increased by ¥19,840 million in fiscal 2004 to ¥120,986 million as of March 31, 2005. At March 31, 2005, 62.0% of Advantest’s cash and cash equivalents were held in Japanese yen.

5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

In order to support leading technology, Advantest undertakes research and development initiatives to develop products which play a central role in the area of measuring technologies to support electronics, information and communications, and semiconductor manufacturing. Advantest’s research and development focuses on the improvements of existing products. Semiconductor and component test systems, in particular, are highly specialized and the number of sales is relatively low, and therefore require a large and ongoing investment in development by Advantest to maintain competitiveness. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥23.6 billion in fiscal 2002, ¥21.6 billion in fiscal 2003 and ¥26.2 billion in fiscal 2004. Advantest employs over 1,000 engineers and other personnel in its research and development division.

Some of Advantest’s current research and development activities include:

Basic Technology

•	development of device modules for millimeter waves, that consist of electromagnetic radiation with extremely high frequencies that are used in broadband communications and radars;

•	development of constituent technologies in the field of terahertz;

•	development of constituent technologies, including high speed, energy-saving micro switches and high speed samplers used in semiconductor and component test systems and millimeter wave measuring instruments; and

•	development of methods to detect timing jitters in high bit-rate signals.

Semiconductor and Component Test System

•	development of semiconductor and component test systems that enables testing of super high speed memories at actual motion speed

•	development of semiconductor and component test systems, that enhances the functionality of testing of DRAM semiconductors and flash memory semiconductors and requires less floor space;

•	development of semiconductor and component test systems that have the capacity to simultaneously test multiple complex SoC semiconductors with large pin counts and requires less floor space;

•	development of semiconductor and component test systems with specialized applications;

•	development of measurement modules for devices that operate at an extremely high frequencies and for networks that carry extremely high density transmissions; and

•	development of high speed transmission technologies for high speed large pin counts and high speed transmission signal contact technologies.

Mechatronics Systems

•	development of test handlers for memory semiconductors enabling measuring of multiple semiconductors for high throughput testing; and

•	development of test handlers for SoC semiconductors that respond to diversified device types and packages.

Advantest has four research and development facilities in Japan, one in the U.S. and one in France. Advantest merged its research and development operations at the Gyoda R&D Center, which served as a development facility for measuring instruments, with the Gunma R&D Center. In addition, Advantest’s Kita Kyushu R&D Center commenced operations in June 2002. The purpose of the Kita Kyushu R&D Center is to provide timely and sophisticated support to semiconductor manufacturers and design companies in Kyushu, as well as in the rest of Asia.

In February 2002, Advantest established an SoC design center at its research and development facility in Santa Clara, California. At this SoC design center, Advantest has been carrying out research and development for new modules which can be applied to open architecture platform.

Advantest promotes joint development efforts between its various research facilities to capitalize on the capabilities of its researchers worldwide. Advantest’s research and development team for semiconductor and component test systems in Japan works closely with Advantest engineers in Santa Clara, California in the development of open architecture platforms.

Advantest has been carrying out research and development activities for its burn-in system, concentrating its development resources on Japan Engineering Co., Ltd, an affiliated company of Advantest.

Advantest is currently engaged in the research and development of electron-beam, or e-beam, lithography technology used to draw circuit patterns on semiconductors. Due to their throughput limitations, e-beam lithography systems are currently only used in the production of high value-added semiconductors with limited production volumes and semiconductor prototypes. Advantest believes that further research and development will be necessary in order to attain high precision technologies for the leading design rule, in addition to the development of technologies for throughput responding to the demand for next generation equipment.

For a description of Advantest’s patents, licenses and other intellectual property, see “Information on the Company—Business Overview—Licenses and Intellectual Property Rights”.

5.D	TREND INFORMATION

For a discussion of the trends that affect Advantest’s business and financial conditions and results of operations, see “Information on the Company—Business Overview”, “Operating and Financial Review and Prospects—Operating Results” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

5.E	OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2005, Advantest provided financial guarantees to third parties related to lease obligations by Advantest’s customers of ¥382 million and for borrowings of ¥5 million for an entity that is primarily involved in research and development in third sector operations.

Advantest would be required to satisfy the lease obligation of its customers in the event of default. The guarantees are collateralized by the leased asset. Obligations with respect to such guarantees were insignificant.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments at March 31, 2005.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Long-Term Debt, including current installments	¥20,083	¥20,043	¥40	¥0	¥0
Operating Leases	708	329	371	8	0

Total Contractual Cash Obligations	¥20,791	¥20,372	¥411	¥8	¥0

5.G	SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors and Corporate Auditors

As of June 30, 2005, the current members of the board of directors and corporate auditors of Advantest are as follows:

Name	Age	Position
Shimpei Takeshita	64	Chairman of the Board

Toshio Maruyama	57	Representative Board Director, President and CEO

Hiroshi Oura	71	Director and Senior Executive Advisor

Junji Nishiura	59	Director and Senior Executive Officer

Hiroji Agata	58	Director and Senior Executive Officer

Hitoshi Owada	59	Director and Managing Executive Officer

Takashi Tokuno	56	Director and Managing Executive Officer

Noboru Yamaguchi	63	Standing Corporate Auditor

Tadahiko Hirano	65	Standing Corporate Auditor

Naoyuki Akikusa	66	Corporate Auditor

Takashi Takaya	63	Corporate Auditor

The business address for each of Advantest’s board members and corporate auditors is c/o Advantest Corporation, Shin-Marunouchi Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan.

The term of each director listed above expires in June 2007. The term of each of Mr. Yamaguchi as Standing Corporate Auditor and Mr. Akikusa as Corporate Auditor expires in June 2008. The term of each of Mr. Hirano as Standing Corporate Auditor and Mr. Takaya as Corporate Auditor expires in June 2007.

Shimpei Takeshita has served as the Chairman since 2005 and as a Director since 1985. Mr. Takeshita served as the Vice Chairman from 2001 to 2005 and as the Vice President of Advantest from 1997 to 2001. Mr. Takeshita also served as the General Manager of the Electron-Beam Lithography Division. Mr. Takeshita has served as a Chairman of Japan Electric Measuring Instruments Manufacturers’ Association since 2005. Mr. Takeshita joined Advantest in 1964.

Toshio Maruyama has served as CEO since 2005, as the President since 2001 and as a Director since 1989. Mr. Maruyama has also served as the Director of the Environmental Management Center since 2003. Mr. Maruyama has also served as a Director of Japan Electronics and Information Technology Industries Association since 2005. Mr. Maruyama joined Advantest in 1973.

Hiroshi Oura has served as a Director and Senior Executive Advisor of Advantest since 2005. Mr. Oura has served as a Director of Advantest since 1989, when he joined the company. Mr. Oura also served as the Chairman of the Board and CEO from 2001 to 2005 and as the President of Advantest from 1989 to 2001. Mr. Oura worked at Fujitsu Limited from 1956 to 1989. Since 2000, Mr. Oura has been a member of the board of directors of the Japan Business Federation (formerly the Japan Federation of Economic Organizations), a nationwide business association. Mr. Oura has also served as Accounting Trustee of the Japan Association of Corporate Executives since 2005. Mr. Oura was elected as an outside director of Fujitsu Limited in 2003, and an outside director of Yamato Transport Co., Ltd. in 2005 and currently serves in those positions.

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

Takashi Tokuno has served as a Director of Advantest since 2004 and has overseen Advantest’s test system business since 2005. Mr. Tokuno was appointed as a Managing Executive Officer in 2003. Mr. Tokuno served as the General Manager of the ATE Software Division of the ATE Business Group from 1992 to 2001, the Vice President of the ATE Business Group from 2000 to 2001, Senior Vice President of the ATE Business Group form 2001 to 2005, and also oversaw Advantest’s product development from 2004 to 2005. Mr. Tokuno served as a Director of Advantest from 1996 to 2003. Mr. Tokuno joined Advantest in 1971.

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

Naoyuki Akikusa has served as a Corporate Auditor of Advantest since 2005. Mr. Akikusa joined Fujitsu Limited in 1961 and has served as the Chairman of Fujitsu Limited since 2003. Mr. Akikusa served as the President of Fujitsu Limited from 1998 to 2003.

Takashi Takaya has served as a Corporate Auditor of Advantest since 2003. Mr. Takaya has worked at Fujitsu Limited since 1965. Mr. Takaya served as a director of Fujitsu Limited form 1995 to 2003. Mr. Takaya has served as a corporate auditor of Fujitsu Limited since 2003.

Corporate Executive Officers

Advantest’s corporate executive officers as of June 30, 2005 are as follows:

Name	Age	Position

Toshio Maruyama	57	President and CEO

Junji Nishiura	59	Senior Executive Officer

Hiroji Agata	58	Senior Executive Officer

Hitoshi Owada	59	Managing Executive Officer

Takashi Tokuno	56	Managing Executive Officer

Kenichi Mitsuoka	59	Managing Executive Officer

Yuri Morita	57	Managing Executive Officer

Jiro Kato	58	Managing Executive Officer

Takao Tadokoro	56	Managing Executive Officer

Hiroyasu Sawai	55	Managing Executive Officer

Hiroshi Tsukahara	54	Managing Executive Officer

Masao Shimizu	52	Executive Officer

Masao Araki	58	Executive Officer

Yuichi Kurita	55	Executive Officer

Yoshiro Yagi	53	Executive Officer

Hideaki Imada	50	Executive Officer

Shinichiro Umeda	55	Executive Officer

Akira Hatakeyama	54	Executive Officer

Yasuhiro Kawata	51	Executive Officer

Takashi Sugiura	48	Executive Officer

Shinichiro Kuroe	46	Executive Officer

Mr. Maruyama, Mr. Nishiura, Mr. Agata, Mr. Owada and Mr. Tokuno are also members of Advantest’s board of directors.

Kenichi Mitsuoka was appointed as a Managing Executive Officer in 2003 and has served as the Senior Vice President of the FA (Factory Automation) Business Group and as the General Manager of the Handler Division since 2001. Mr. Mitsuoka also served as the Senior Vice President of the HI (Handler & Interface) Business Group from 2000 to 2001. Mr. Mitsuoka served as a Director of Advantest from 1995 to 2003. Mr. Mitsuoka joined Advantest in 1973.

Yuri Morita was appointed as a Managing Executive Officer in 2003. He has served as the Manager of the Legal Department since 1996, the Senior Vice President of the Corporate Affairs Group and the Assistant Director of the Environmental Management Center since 2003 and the Assistant Director (Administration) of the Environmental Management Center since 2004, and has also overseen Corporate Ethic Office since 2005. Mr. Morita served as the Senior Vice President of the Export Control Division from 2000 to 2001 and the Vice President of the Corporate Affairs Group from 2001 to 2003 and the Manager of the General Affairs Department from February 2003 to June 2003. From 1972 to 1993, Mr. Morita worked at Fujitsu Limited and from 1994 to 1995 worked at Benesse Corp. Mr. Morita served as a Director of Advantest from 2000 to 2003. Mr. Morita joined Advantest in 1995.

Jiro Kato was appointed as a Managing Executive Officer in 2004. He has also served as the Senior Vice President of the Technology Development Group since 2003, and Assistant Director (Technology) of the Environmental Management Center since 2004. Mr. Kato also served as the General Manager of the SE (System Engineering) Division of the Instrument Business Group from 2001 to 2002, the Vice President of the Instrument Business Group from 2000 to 2003, the General Manager of the Engineering Division from 2002 to 2003 and the Manager of the Algorithm R&D Department from 2003 to 2004. Mr. Kato served as a Director of Advantest from 1997 to 2003 and as an Executive Officer from 2003 to 2004. Mr. Kato joined Advantest in 1970.

Takao Tadokoro was appointed as a Managing Executive Officer in 2005 and has served as the Senior Vice President of the Sales and Marketing Group since 2004. Mr. Tadokoro served as the Manager of the Manual and Training Department of the ATE Systems Engineering Division from 2000 to 2002, the General Manager of the ATE System Engineering Division of the ATE Business Group from 1997 to 2003 and the Senior Vice President of the ATE Sales Group from 2003 to 2004. Mr. Tadokoro served as a Director of Advantest from 1999 to 2003, and as an Executive Officer of Advantest from 2003 to 2005. Mr. Tadokoro joined Advantest in 1974.

Hiroyasu Sawai was appointed as a Managing Executive Officer in 2005 and has served as the Senior Vice President of the SE Group. Mr. Sawai served as the Manager of the ATE International Account Sales Department (automated test equipment sales in Taiwan and Korea) of the ATE Sales Group between 1997 and 2003, the General Manager of the ATE International Account Sales Division between 2000 and 2003, the Manager of the ATE Fabless Outsourcing Solution Business Department between 2002 and 2003, the Vice President of the ATE Sales Group from 2001 to 2003, the General Manager of the ATE System Engineering Division in ATE Business Group from 2003 to 2005 and the Vice President of ATE Business Group (overseeing SE) from 2004 to 2005. Mr. Sawai served as a Director of Advantest from 1999 to 2003 and an Executive Officer from 2003 to 2005. Mr. Sawai joined Advantest in 1974.

Hiroshi Tsukahara was appointed as a Managing Executive Officer in 2005 and has served as the Senior Vice President of the DI (Device Interface) Business Group and the General Manager of the DI Business Division since 2001. Mr. Tsukahara also served as the Manager of the DI Technology R&D Department from 2001 to 2003. Mr. Tsukahara served as a Director of Advantest from 2001 to 2003, and an Executive Officer from 2003 to 2005. Mr. Tsukahara joined Advantest in 1974.

Masao Shimizu was appointed as an Executive Officer in 2003. He has served as the Senior Vice President of the 1st Test System Business Group since 2005. Mr. Shimizu also served as the General Manager of the SoC Tester Business Division of the ATE Business Group from 2000 to 2001, the General Manager of the 1st SoC Tester Business Division from 2002 to 2005, the Vice President of the ATE Business Group (overseeing SoC Tester Product) from 2004 to 2005. Mr. Shimizu served as a Director of Advantest from 2001 to 2003. Mr. Shimizu joined Advantest in 1973.

Masao Araki was appointed as an Executive Officer in 2003. He has served as the Chairman of the Board of Advantest (Suzhou) Co., Ltd. and Advantest Shanghai Ltd. since 2005 and also served as the President of Advantest (Suzhou) Co., Ltd. and Advantest Shanghai Ltd since 2004. Mr. Araki served as a Director of Advantest (Suzhou) Co., Ltd. and Advantest Shanghai Ltd. in 2004. From 1997 to 2002, Mr. Araki served as the Vice President of Advantest Taiwan, Inc., from 2002 to 2003, served as the President of Advantest Taiwan, Inc. and Advantest Taiwan Engineering Inc. and from 2003 to 2004, served as the Vice President of the Corporate Affairs Group and the Manager of the General Affairs Department. Mr. Araki joined Advantest in 1973.

Yuichi Kurita was appointed as an Executive Officer in 2003 and served as the Senior Vice President of the Corporate Planning Group since 2005. He served as the Vice President of the Corporate Affairs Group (overseeing Finance since 2004) from 2003 to 2005. Mr. Kurita also served as the Manager of the Investor Relations Office form 2001 to 2005, the Senior Vice President of the Corporate Relations Group from 2004 to 2005, and the Manager of the Finance Department from 2002 to 2004. From 1973 to 2001, Mr. Kurita worked at Fujitsu Limited. Mr. Kurita joined Advantest in 2001.

Yoshiro Yagi was appointed as an Executive Officer in 2003. Since 2004, he has served as the Vice President of the Sales and Marketing Group (overseeing ATE from June 2004 to March 2005). He served as the General Manager of the Sales Division 1 since April 2005. From 2001 to 2003, Mr. Yagi served as the Manager of the ATE Account Sales Department 1 and from 2003 to 2004, Mr. Yagi served as the Vice President of the ATE Sales Group and the General Manager of the ATE Domestic Sales Division and the Manager of the ATE Department 1. He served as the General Manager of Domestic Sales Division 1 from April 2004 to March 2005. Mr. Yagi joined Advantest in 1970.

Hideaki Imada was appointed as an Executive Officer in 2003. He has served as the Senior Vice President of the 2nd Test System Business Group, the General Manager of Product Design Initiatives 2 and the General Manager of Memory Tester Business Division since 2005. From 2002 to 2003, Mr. Imada served as the General Manager of the 2nd SoC Tester Business Division and from 2003 to 2004, he served as the Vice President of the ATE Sales Group. He served as the Leader of OAI Business Initiatives from 2003 to 2005 and the Vice President of the Sales and Marketing Group from 2004 to 2005 (overseeing OAI from June 2004). Mr. Imada joined Advantest in 1978.

Shinichiro Umeda was appointed as an Executive Officer in 2004. He has served as the Senior Vice President of the Software Development Group since 2005. From 2000 to 2001, Mr. Umeda served as the Manager of the SoC System Engineering (SE) Department in the ATE Systems Engineering Division of the ATE Business Group, the General Manager of ATE Software Department of the ATE Business Group from 2001 to 2005, and the Vice President of the ATE Business Group (overseeing software business) from 2004 to 2005. Mr. Umeda joined Advantest in 1973.

Akira Hatakeyama was appointed as an Executive Officer in 2005. He has served as the President of Advantest Manufacturing, Inc. since 2005. Mr. Hatakeyama served as the General Manager of ATE Engineering and Manufacturing Department of the ATE Business Group from 1995 to 1997, the General Manager of ATE Engineering and Manufacturing Department of the Production Group from 1997 to 1999. Mr. Hatakeyama served as a Managing Director of Advanmicrotec Co., Ltd. from 1999 to 2001 and the President of Japan Engineering Co, Ltd. from 2001 to 2005. Mr. Hatakeyama joined Advantest in 1973.

Yasuhiro Kawata was appointed as an Executive Officer in 2005. He has served as the General Manager of the 2nd SoC Tester Business Division in the 1st Test System Business Group since 2005. Mr. Kawata served as the General Manager of ATE Product Engineering Division of the ATE Business Group from 2001 to 2002, the General Manager of the 2nd Memory Tester Business Division in the ATE Business Group from 2002 to 2003 and the General Manager of the 2nd SoC Tester Business Division in the ATE Business Group from 2003 to 2005. Mr. Kawata joined Advantest in 1974.

Takashi Sugiura was appointed as an Executive Officer in 2005. He has served as the General Manager of the Product Design Initiatives 1 in the 1st Test System Business Group since 2005. Mr. Sugiura served as the

General Manager of the ATE Global Marketing Division in ATE Sales Group from 1998 to 2001, the General Manager of ATE SoC Solution Business Department in the ATE Sales Group form 2001 to 2003, the General Manager of Product Design Initiatives from 2001 to 2002, the General Manager of the ATE Product Design Initiatives from 2002 to 2003, and the General Manager of the Product Design Initiatives from 2003 to 2005. Mr. Sugiura joined Advantest in 1979.

Shinichiro Kuroe was appointed as an Executive Officer in 2005. He has served as the Vice President of the Sales and Marketing Group, and the General Manager of Solution Business Division since 2005. Mr. Kuroe served as the Manager of the 1st Product Development Department in the ATE Business Group from 1998 to 2000, the Manager of the Memory Tester Development Department in the ATE Business Group from 2000 to 2001 and the General Manager of the Memory Tester Business Division in the ATE Business Group from 2001 to 2002. Mr. Kuroe oversaw the memory tester product in the ATE Business Group from 2002 to 2005, and served as the General Manager of the 1st Memory Tester Business Division in the ATE Business Group from 2002 to 2003 and the General Manager of the Memory Tester Division in the ATE Business Group from 2003 to 2005. Mr. Kuroe joined Advantest in 1981.

6.B	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Advantest paid an aggregate of approximately ¥354 million in compensation during the year ended March 31, 2005 to its directors and corporate auditors as a group. Compensation for directors and corporate auditors must be authorized by the resolutions of the general meetings of shareholders. During fiscal 2004, all of Advantest’s executive officers were directors of Advantest.

For a description of Advantest’s equity-based compensation plans, see “—Share Ownership”.

Advantest set aside or accrued during the year ended March 31, 2005 an aggregate of ¥1,509 million to provide retirement benefits for its directors and corporate auditors.

6.C	BOARD PRACTICES

Directors

The board of directors has the ultimate responsibility for the administration of the affairs of Advantest. Advantest’s articles of incorporation limit the number of directors to 10. Directors are elected at a general meeting of shareholders, and the standard term of directors is two years. Directors may serve any number of consecutive terms. The board of directors elects one or more representative directors from among its members, each of whom has the authority individually to represent Advantest. From among its members, the board of directors may elect the chairman and the vice chairman. None of the directors of Advantest has a service contract with Advantest that provides for benefits upon termination of service.

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

Significant Differences in Corporate Governance Practices between Advantest and U.S. Companies Listed on the New York Stock Exchange

Pursuant to home country practices exemptions granted by the New York Stock Exchange, or the NYSE, Advantest is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The United States Securities and Exchange Commission, or the SEC, approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies in November 2003, as further amended in November 2004. Advantest is exempted from the approved changes, except for requirements that (a) Advantest’s audit committee satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 as amended, or the Exchange Act, (b) Advantest must disclose significant differences in the corporate governance practices followed by Advantest as compared to those followed by domestic companies under the NYSE listing standards, (c) Advantest’s CEO must notify the NYSE of material non-compliance with (a) and (b), and (d) Advantest must submit annual and interim written affirmations to the NYSE. Advantest’s corporate governance practices and those followed by domestic companies under the NYSE listing standards, or NYSE Corporate Governance have the following significant differences:

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

2. Committees. Under the Code and the Special Exception Law, Advantest has elected to structure its corporate governance system as a company with corporate auditors, which are under a statutory duty to monitor, review and report on the administration of the affairs of Advantest. Advantest, consistent with other Japanese companies with corporate auditors, but unlike NYSE Corporate Governance, does not have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.

Pursuant to the Code, Advantest’s board of directors nominates and submits a proposal for appointment of directors for shareholder approval. The shareholders vote on such nomination at Advantest’s general meeting of shareholders. The Code requires that the respective total amount of remuneration to be paid to all directors and all corporate auditors must be determined by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the Articles of Incorporation. The distribution of remuneration among directors is broadly delegated to Advantest’s board of directors and the distribution of remuneration among corporate auditors is determined by the board of corporate auditors.

3. Audit Committee. Advantest plans to avail itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

Consistent with the requirements of the Code, Advantest elects its corporate auditors through a resolution adopted at a general meeting of shareholders. Advantest currently has four corporate auditors, which exceeds the minimum number of corporate auditors required pursuant to the Code.

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

Advantest currently has two corporate auditors who satisfy the requirements of “independent” under the Code. Unlike NYSE Corporate Governance, under the Code, at least one of the corporate auditors of Advantest must be “independent”, which is such person who was not a director, executive officer, manager, or employee of Advantest or any of its subsidiaries during the five-year period prior to such corporate auditor’s election. Subsequent to the ordinary general meeting of shareholders to be held in June 2006, more than half of the corporate auditors will be required to be persons who have not been a director, executive officer, manager, or employee of Advantest or any of its subsidiaries at any time prior to such corporate auditor’s election. Corporate auditors may not at the same time be directors, executive officers, managers, or employees of Advantest or any of its subsidiaries.

4. Corporate Governance Guidelines. Unlike NYSE Corporate Governance, Advantest is not required to adopt or disclose corporate governance guidelines under Japanese laws and regulations, including the Code and the Securities and Exchange Law of Japan or stock exchange rules. However, Advantest is required to disclose policies and the present conditions of its corporate governance in its annual securities report and certain other disclosure documents in accordance with the regulations under the Securities and Exchange Law of Japan and regulations thereunder, and stock exchange rules in respect of timely disclosure.

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

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2003, March 31, 2004 and March 31, 2005.

	As of March 31,
	2003	2004	2005
Full-time Employees	3,519	3,544	3,565
By Category of Activity:
Administrative	376	398	395
Sales	307	310	292
Customer Support	860	850	927
Manufacturing	819	811	790
Research and Development	1,084	1,100	1,071
Other	73	75	90
By Geographic Location:
Japan	2,761	2,820	2,783
Asia (excluding Japan)	356	370	418
Americas	280	229	240
Europe	122	125	124

Most regular employees of Advantest and its subsidiaries in Japan are members of one of nine labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

During the fiscal year ended March 31, 2005, Advantest averaged approximately 447 temporary employees at any one time.

6.E	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of Advantest as of March 31, 2005 of each of Advantest’s directors, corporate auditors and senior executive officers as of March 31, 2005. Also included is share ownership information with respect to Mr. Naoyuki Akikusa, Advantest’s newly elected corporate auditor as of June 2005, as well as corporate executive officers newly appointed as of June 2005.

Name of Record/Beneficial Owner	Number of Shares
Hiroshi Oura	102,857
Shinpei Takeshita	98,150
Toshio Maruyama	93,118
Kiyoshi Miyasaka	62,122
Junji Nishiura	64,281
Hiroji Agata	58,530
Hitoshi Owada	52,788
Takashi Tokuno	53,563
Noboru Yamaguchi	12,320
Tadahiko Hirano	8,371
Takashi Takaya	6,022
Kuniaki Suzuki	3,000
Kenichi Mitsuoka	49,664
Norihito Kotani	47,748
Yuri Morita	46,271

Name of Record/Beneficial Owner	Number of Shares
Jiro Katoh	51,449
Takao Tadokoro	37,962
Hiroyasu Sawai	38,915
Hiroshi Tsukahara	37,462
Masao Shimizu	36,000
Masao Araki	27,350
Yoshiaki Furuse	29,261
Yuichi Kurita	27,126
Yoshiro Yagi	29,142
Hideaki Imada	27,253
Shinichiro Umeda	18,233
Naoyuki Akikusa	0
Akira Hatakeyama	15,405
Yasuhiro Kawada	5,000
Takashi Sugiura	8,000
Shinichiro Kuroe	8,000

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of Advantest.

The numbers of shares owned by Advantest’s directors, corporate auditors and officers include options that are currently exercisable for 1,065,000 shares of Advantest’s common stock. For a description of these options, see “—Incentive Warrant Plan and Stock Option Plan”. The number of shares of common stock owned by Advantest’s directors, corporate auditors and officers reflects the number of shares representing less than one unit (100 shares) that are owned through the director and corporate auditor stock ownership association and allocated to an individual director, corporate auditor or officer. For a description of this association, see “—Stock Ownership Associations”. For a description of the unit share system, see “Additional Information—Memorandum and Articles of Association—The Unit Share System”.

Incentive Warrant Plan and Stock Option Plan

Advantest adopted in May 1997, January 2000 and February 2001 incentive warrant plans for its officers and employees. Under the incentive warrant plans, Advantest issued, by resolution of the board of directors, bonds with detachable warrants and subsequently bought back all of the warrants and sold the warrants to its officers and employees.

The exercise period for the warrants issued in 1997 expired in May 2001. These warrants had an exercise price of ¥6,532.70 per share. The exercise period for the warrants issued in 2000 expired in January 2004. These warrants had an exercise price of ¥21,840 per share. The exercise period for the warrants issued in 2001 expired in January, 2005. These warrants had an exercise price of ¥14,018 per share.

In June 2002, June 2003, June 2004 and June 2005, the shareholders of Advantest approved stock option plans for selected directors, officers, corporate auditors and employees of Advantest. The following table shows selected information related to these stock options.

	First series	Second series	Third series
Date of grant	July 5, 2002	April 25, 2003	June 27, 2003
Number of shares to be transferred/issued	735,000	14,000	734,000
Exercise price per share	¥8,148	¥8,148	¥5,160
Beginning of exercise period	April 1, 2003	May 1, 2003	April 1, 2004
End of exercise period	March 31, 2007	March 31, 2007	March 31, 2008
Number of directors, officers and corporate auditors of Advantest	23	0	25
Number of other employees	153	3	159

	Fourth series	Fifth series	Sixth series
Date of grant	August 29, 2003	January 27, 2004	March 31, 2004
Number of shares to be transferred/issued	6,000	7,000	3,000
Exercise price per share	¥8,090	¥9,220	¥8,550
Beginning of exercise period	April 1, 2004	April 1, 2004	April 1, 2004
End of exercise period	March 31, 2008	March 31, 2008	March 31, 2008
Number of directors, officers and corporate auditors of Advantest	0	0	0
Number of other employees	3	1	1

	Seventh series	Eight series	Ninth series
Date of grant	July 1, 2004	November 15, 2004	April 1, 2005
Number of shares to be transferred/issued	761,000	4,000	4,000
Exercise price per share	¥7,464	¥7,464	¥7,464
Beginning of exercise period	April 1, 2005	April 1, 2005	April 1, 2005
End of exercise period	March 31, 2009	March 31, 2009	March 31, 2009
Number of directors, officers and corporate auditors of Advantest	26	0	0
Number of other employees	179	2	2

	Tenth series
Date of grant	July 4, 2005
Number of shares to be transferred/issued	759,000
Exercise price per share	¥8,600
Beginning of exercise period	April 1, 2006
End of exercise period	March 31, 2010
Number of directors, officers and corporate auditors of Advantest	27
Number of other employees	181

Employee Stock Purchase Program

Since August 1, 2002, eligible employees of Advantest America Corporation and its U.S. subsidiaries are able to participate in a new employee stock purchase program. Under the program, each eligible employee may authorize payroll deductions of up to 15% of their base salary toward the purchase of ADRs representing shares of common stock of Advantest. In addition, Advantest will make an additional contribution equal to 15% of each eligible employee’s payroll deductions toward the purchase of the ADRs.

Stock Ownership Associations

Advantest’s director and corporate auditor stock ownership association is a partnership formed by the current and former directors, executive officers and corporate auditors of Advantest for the purpose of acquiring Advantest’s shares of common stock. Only current directors, executive officers and corporate auditors and company advisors that formerly were directors or corporate auditors of Advantest may join the director and corporate auditor stock ownership association. Advantest established its director and corporate auditor stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of whole units, to that member. As of March 31, 2005, 30 current and former directors, executive officers, corporate auditors and company advisors were members of the director and corporate auditor stock ownership association, and the association held 3,658 shares of Advantest’s common stock. Advantest also has an employee stock ownership association for other employees in Japan. As of March 31, 2005, the association had 577 members and held 172,658 shares of Advantest’s common stock.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	MAJOR SHAREHOLDERS

As of March 31, 2005, 92,423,615 shares of Advantest’s common stock were outstanding. Beneficial ownership of Advantest’s common stock in the table below was prepared from publicly available records of the filings made by Advantest’s shareholders regarding their ownership of Advantest’s common stock under the Securities and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	10,071,396	10.09%
Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities	5,405,467	5.42%
Goldman Sachs (Japan) Ltd. and its related entities	6,272,470	6.27%
Nomura Securities Co., Ltd. and its related entities	6,476,799	6.49%
Capital Guardian Trust Company and its related entities	10,737,410	10.76%

The number of shares owned by Fujitsu Limited is based on a report filed under the Securities and Exchange Law of Japan stating that Fujitsu held or was deemed to hold beneficially, as of February 23, 2005, 10,071,396 shares of Advantest’s common stock. This figure includes 10,071,300 shares of Advantest’s common stock held by the trustee of a retirement benefit plan of Fujitsu. Fujitsu retained beneficial ownership of these 10,071,300 shares of common stock.

The number of shares owned by Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities is based on reports filed under the Securities and Exchange Law of Japan stating that Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities held or were deemed to hold beneficially, as of March 31, 2004, 5,405,467 shares of Advantest’s common stock.

The number of shares owned by Goldman Sachs (Japan) Ltd. and its related entities is based on reports filed under the Securities and Exchange Law of Japan stating that Goldman Sachs and its related entities held or were deemed to hold beneficially, as of March 31, 2005, 6,272,470 shares of Advantest’s common stock.

The number of shares owned by Nomura Securities Co., Ltd. and its related entities is based on reports filed under the Securities and Exchange Law of Japan stating that Nomura Securities Co., Ltd. and its related entities held or were deemed to hold beneficially, as of February 28, 2005, 6,476,799 shares of Advantest’s common stock.

The number of shares owned by Capital Guardian Trust Company and its related entities is based on reports filed under the Securities and Exchange Law of Japan stating that Capital Guardian Trust Company and its related entities held or were deemed to hold beneficially, as of April 7, 2005, 10,737,410 shares of Advantest’s common stock.

Based on information made publicly available on or after April 1, 2001, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of Advantest’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
Capital Guardian Trust Company and its related entities	April 30, 2001	6,542,550	6.56%	1,738,295	8,280,845	8.30%
The Dai-Ichi Kangyo Bank, Limited and its related entities*	July 31, 2001	7,008,787	7.03%	(1,097,700)	5,911,087	5.92%
The Nomura Securities Co., Ltd. and its related entities	February 28, 2002	—	—	—	5,726,595	5.74%
Capital Guardian Trust Company and its related entities	April 30, 2002	8,280,845	8.30%	1,392,105	9,672,950	9.69%
The Nomura Securities Co., Ltd. and its related entities	August 31, 2002	—	—	—	6,885,574	6.90%
The Nomura Securities Co., Ltd. and its related entities	September 30, 2002	6,885,574	6.90%	(2,897,700)	3,987,874	4.00%
Mizuho Corporate Bank, Ltd. and its related entities	October 31, 2002	5,920,787	5.93%	(1,066,100)	4,854,687	4.87%
Capital Guardian Trust Company and its related entities	April 30, 2003	9,672,950	9.69%	(2,465,870)	7,207,080	7.22%
Capital Guardian Trust Company and its related entities	October 31, 2003	7,207,080	7.22%	(2,336,380)	4,870,700	4.88%
Tokyo Branch of Deutsche Securities Limited and its related entities	December 31, 2003	—	—	—	5,977,137	5.99%
Tokyo Branch of Deutsche Securities Limited and its related entities	February 29, 2004	5,977,137	5.99%	(1,233,537)	4,763,600	4.75%
Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities	March 31, 2004	—	—	—	5,405,467	5.42%
Goldman Sachs (Japan) Ltd. and its related entities	March 31, 2004	—	—	—	5,674,235	5.69%
Goldman Sachs (Japan) Ltd. and its related entities	December 31, 2004	5,674,235	5.69%	176,040	5,850,275	5.86%
Capital Guardian Trust Company and its related entities	January 31, 2005	—	—	—	9,705,410	9.73%
Fujitsu Limited and its related entities	February 22, 2005	20,771,396	20.83%	(6,700,000)	14,071,396	14.10%
Fujitsu Limited and its related entities	February 23, 2005	14,071,396	14.10%	(4,000,000)	10,071,396	10.09%
Nomura Securities Co., Ltd. and its related entities	February 28, 2005	—	—	—	6,476,799	6.49%
Goldman Sachs (Japan) Ltd. and its related entities	March 31, 2005	5,850,275	5.86%	422,195	6,272,470	6.27%
Capital Guardian Trust Company and its related entities	April 7, 2005	9,705,410	9.73%	1,032,000	10,737,410	10.76%

*	Mizuho Corporate Bank, Ltd. is the successor to The Dai-Ichi Kangyo Bank, Limited created by a merger and corporate split among three Japanese banks on April 1, 2002.

As of March 31, 2005, Advantest had 92,423,615 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for Advantest’s ADSs, as of March 31, 2005, 315,200 shares of Advantest common stock were held in the from of ADRs and there were two ADR holders of recording the U.S. According to Advantest’s register of shareholders and register of beneficial owners, as of March 31, 2005, there were 28,412 holders of common stock of record worldwide. As of March 31, 2005, there were 75 record holders of Advantest’s common stock with addresses in the U.S., whose shareholdings represented approximately 9% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of Advantest’s shares of common stock entitles the holder or any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells products to and purchases parts from Fujitsu Limited, an approximately 10% beneficial shareholder of Advantest, and its subsidiaries. Advantest sells products to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥2,933 million in fiscal 2004 from the sale of products to Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥9,500 million in fiscal 2004. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥1,552 million as of March 31, 2005. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥4,648 million as of March 31, 2005. Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Oura, a Director and Advisor of Advantest, currently serves as an outside director of Fujitsu Limited. Mr. Takaya, a Corporate Auditor of Advantest since 2003, currently serves as a corporate auditor of Fujitsu Limited. Mr. Akikusa, a Corporate Auditor of Advantest since 2005, currently serves as the chairman of the board of directors of Fujitsu Limited. Mr. Suzuki, who was a Corporate Auditor of Advantest since 2004 and also served as a director to Fujitsu Limited, has retired from the respective positions effective June 28, 2005.

Loans

As of March 31, 2005, Advantest has no outstanding loans to its directors and executive officers.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2000	¥27,000	¥8,800
2001	26,200	9,910
2002	15,300	4,800	$22.75	$10.25
2003	10,100	3,820	19.30	7.61
2004	9,440	3,750	22.11	7.99
2005	9,330	6,180	22.16	14.18

Financial quarter ended/ending
June 30, 2002	10,100	6,850	19.30	14.64
September 30, 2002	7,700	4,730	16.10	9.53
December 31, 2002	6,520	3,820	13.06	7.61
March 31, 2003	6,160	4,220	13.14	8.90
June 30, 2003	5,320	3,750	11.20	7.99
September 30, 2003	8,650	5,580	18.99	11.64
December 31, 2003	8,890	7,300	20.41	17.10
March 31, 2004	9,440	7,830	22.11	18.22
June 30, 2004	9,330	6,740	22.16	15.52
September 30, 2004	7,260	6,180	16.59	14.18
December 31, 2004	8,810	6,630	21.45	15.40
March 31, 2005	9,250	8,100	22.10	18.91
June 30, 2005	8,470	7,400	19.41	17.36
September 30, 2005 (through July 19, 2005)	8,320	7,910	18.65	17.73

Month ended
December 31, 2004	8,810	7,550	21.45	18.83
January 31, 2005	8,810	8,530	21,42	20.38
February 28, 2005	9,250	8,580	22.10	20.55
March 31, 2005	9,120	8,100	22.06	18.91
April 30, 2005	8,470	7,400	19.41	17.36
May 31, 2005	8,210	7,450	18.93	17.40
June 30, 2005	8,320	8,000	19.03	18.48

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKETS

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

A bill to modernize and make overall amendments to the Commercial Code by replacing the current provisions with regard to corporations with the new company law (the “New Company Law”) was promulgated on July 26, 2005. The New Company Law will come into effect within one year and half after its promulgation, and currently, it is expected that it will take effect in May 2006.

General

Advantest’s authorized share capital is 220,000,000 shares. The number of Advantest’s issued share capital as of March 31, 2005, including treasury shares, was 99,783,385. All of the issued shares are fully paid and non-assessable.

Under the Commercial Code, the transfer of shares is effected by delivery of share certificates. However, in order to assert shareholders’ rights against Advantest, a shareholder must have its name and address registered on Advantest’s register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent. Advantest’s transfer agent is Tokyo Securities Transfer Agent Co., Ltd., located at 4-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan. The shares have no par value.

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

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of common stock of Advantest, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Objects and Purposes

Article 2 of Advantest’s articles of incorporation states that its objective is to engage in the following business activities:

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

Dividends—General

Under its articles of incorporation, Advantest’s financial accounts are closed on March 31 of each year, and year-end dividends, if any, are paid to shareholders and beneficial owners (or registered pledgees thereof) of record at that date.

Under the New Company Law, subject to certain limitation on the distributable surplus, dividends, if any, may be paid to shareholders, beneficial shareholders, and pledgees of record as of a record date as set forth by Advantest’s articles of incorporation or as determined by the board of directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash, or in kind subject to certain conditions being met. Advantest may make distribution of dividends by a resolution of a general meeting of shareholders. However, Advantest may generally determine such matters by a resolution of the board of directors under certain conditions such as that Advantest’s articles of incorporation so provide.

Dividends—Interim cash dividends

In addition to year-end cash dividends, the board of directors may by resolution declare an interim cash dividend to shareholders, beneficial shareholders, and pledgees of record at September 30 of each year.

Under the New Company Law, notwithstanding the necessity of obtaining approval of a general meeting of shareholders in general under the New Company Law as described above, Advantest is allowed to make payment of interim dividends during a fiscal year by way of distribution of surplus by resolution of the board of directors; provided, however, that such payment of interim dividends shall be limited to cash dividends and also limited to once per any fiscal year.

Dividends—Legal reserve

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

The New Company Law provides that when a stock company like Advantest makes distribution of surplus, it shall set aside in its legal reserve or additional paid-in capital an amount equal to 10 percent of the amount of the surplus to be decreased as a result of such distribution of surplus in accordance with the provisions set forth in an ordinance of the Ministry of Justice.

Dividends—Distributable amount

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

Under the New Company Law, Advantest is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount (as defined below) as at the effective date of such distribution of surplus.

The amount of surplus at any given time shall be the amount of Advantest’s assets and the book value of Advantest’s treasury stock after subtracting the amounts of the following items (1) through (4) as they appear on Advantest’s non-consolidated balance sheet as at the end of Advantest’s last fiscal year, and after reflecting the changes in Advantest’s surplus after the end of Advantest’s last fiscal year, by adding the amounts of the following items (5), (6) and (7) and/or subtracting the amounts of the following items (8), (9) and (10):

(1)	its liabilities;

(2)	its stated capital;

(3)	its additional paid-in capital and accumulated legal reserve;

(4)	other amounts as provided for by an ordinance of the Ministry of Justice;

(5)	(if Advantest transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock after subtracting the book value thereof;

(6)	(if Advantest decreased its stated capital after the end of the last fiscal year) the amount of decrease in its stated capital (excluding the amount transferred to the additional paid-in capital or legal reserve);

(7)	(if Advantest decreased its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of decrease in its additional paid-in capital or legal reserve (excluding the amount transferred to the stated capital);

(8)	(if Advantest cancelled its treasury stock after the end of the last fiscal year) the book value of its treasury stock so cancelled;

(9)	(if Advantest distributed surplus to shareholders after the end of the last fiscal year) the amount of the assets distributed to shareholders by way of such distribution of surplus; and

(10)	other amounts as provided for by an ordinance of the Ministry of Justice.

The Distributable Amount of Advantest at any given time shall be the aggregate amount of (a) the surplus, (b) the amount of profit as recorded for the period after the end of Advantest’s last fiscal year until the date of an extraordinary settlement of account (if any) as provided for in an ordinance of the Ministry of Justice and (c) the transfer price of its treasury stock in the same period, after subtracting the amounts of the following items:

(1)	the book value of its treasury stock;

(2)	(if Advantest transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock;

(3)	the losses as recorded for the period after the end of Advantest’s last fiscal year until the date of an extraordinary settlement of account (if any) as provided for in an ordinance of the Ministry of Justice; and

(4)	other amounts as provided for by an ordinance of the Ministry of Justice.

Dividends—Ex-dividend date and prescription

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

Under the Commercial Code, Advantest may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the board of directors. However, under the New Company Law, resolution of general meetings of shareholders is required for such transfer of the additional paid-in capital and legal reserve to the stated capital.

Advantest may also reduce the sum of its legal reserve and additional paid-in capital to one-quarter or more of its stated capital by resolution of a general meeting of shareholders. Under the New Company Law, Advantest may reduce the sum of its legal reserve and additional paid-in capital without the limitation of the amount to be reduced as mentioned above.

The whole or any part of retained earnings which may be distributed as year-end dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders. Under the New Company Law, not only ordinary general meetings of shareholders but also extraordinary general meetings of shareholders will be able to approve such transfer of retained earnings to stated capital,

Stock Split

Advantest may at any time split the outstanding shares into a greater number of shares by resolution of the board of directors. Advantest must give public notice of the stock split, specifying a record date for the stock split, not less than two weeks prior to the record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of shares to which the shareholder is entitled by virtue of the stock split. After the New Company Law becomes effective, no such notice to each shareholder is required.

Consolidation of Shares

Advantest may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (See “Voting Rights”). When a consolidation of shares is to be made, Advantest must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to Advantest for exchange. Advantest must disclose the reason for the consolidation of shares at the general meeting of shareholders.

The Unit Share System

General

Consistent with the requirements of the Commercial Code (or when the New Company Law becomes effective, the New Company Law), Advantest’s articles of incorporation provide that 100 shares constitute one “unit”. Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the board of directors rather than by the special shareholders resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed the lesser of 1,000 shares and one two hundredths (1/200) of the number of all issued shares.

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

General Meeting of Shareholders

Advantest holds its ordinary general meeting of shareholders within three months after the end of a fiscal year and normally in June of each year in Tokyo, Japan. In addition, Advantest may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Commercial Code (or when the New Company Law becomes effective, the New Company Law), notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with Advantest’s share handling regulations, at least two weeks before the date of the meeting. The record date for an ordinary general meeting of shareholders is March 31 each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director of Advantest at least eight weeks before the date of such meeting.

Voting Rights

A holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. In general, under the Commercial Code (or when the New Company Law becomes effective, the New Company Law), a resolution can be adopted at a general meeting of shareholders by a majority of voting rights represented at the meeting. The Commercial Code (or when the New Company Law becomes effective, the New Company Law) and Advantest’s articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the voting rights of all shareholders. Advantest’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by Advantest (or when the New Company Law becomes effective, management of which is being controlled in substance by Advantest as provided for by an ordinance of the Ministry of Justice) does not have voting rights.

Shareholders may exercise their voting rights through proxies if those proxies are also shareholders who have voting rights.

The Commercial Code (or when the New Company Law becomes effective, the New Company Law) provides that a quorum of at least one-third of voting rights of all shareholders (or, when the New Company Law becomes effective and in the event that Advantest’s articles of incorporations provide for a percentage more than one-third, such percentage) must be present at a shareholders’ meeting to approve any material corporate actions, such as:

(1)	amendment of the articles of incorporation,

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(5)	the removal of a director (when the New Company Law becomes effective, the removal of a director who was elected by cumulative voting) or a corporate auditor;

(6)	the exemption of liability of a director or corporate auditor with certain exceptions;

(7)	a reduction of stated capital (when the New Company Law becomes effective, with certain exceptions in which a shareholders’ resolution is not required);

(8)	(when the New Company Law becomes effective) a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(12)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or

(13)	separating of the corporation into two or more corporations with certain exceptions in which a shareholders’ resolution is not required,

At least two-thirds of voting rights (or, when the New Company Law becomes effective and in the event that Advantest’s articles of incorporations provide for a percentage more than two-thirds, such percentage) represented at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADRs, see “Description of American Depositary Receipts” set forth in Advantest’s registration statement on Form F-1 filed with the Securities and Exchange Commission on July 22, 2002.

Subscription Rights

Holders of shares have no preemptive rights under Advantest’s articles of incorporation. Under the Commercial Code, the board of directors may, however, determine that shareholders shall be given subscription rights in connection with a particular issue of new shares, stock acquisition rights or bonds with stock acquisition rights. In this case, the rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. Individual notice must be given to each of these shareholders at least two weeks before the date of expiration of the subscription rights.

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

Repurchase by Advantest of Shares

Advantest may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the board of directors), (ii) by purchase from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from a subsidiary of Advantest (pursuant to a resolution of the board of directors). Under the New Company Law, not only ordinary general meetings of shareholders but also extraordinary general meetings of shareholders will be able to approve the acquisition by of its own shares in the cases of (i) and (ii) above.

When such acquisition is made by Advantest from a specific party other than a subsidiary of Advantest, any other shareholder may make a demand to a representative director, more than five calendar days (when the New Company Law becomes effective, the number of days provided for by an ordinance of the Ministry of Justice) prior to the relevant shareholders’ meeting, that Advantest also purchase the shares held by such shareholder. However, under the New Company Law, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase.

Any such acquisition of shares must satisfy certain requirements, including that, in cases other than the acquisition by Advantest of its own shares pursuant to a resolution of the board of directors and the acquisition by Advantest of its shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital in respect of the relevant fiscal year pursuant to a resolution of an ordinary general meeting of shareholders. If Advantest purchases shares pursuant to a resolution of the board of directors or if Advantest purchases shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Advantest actually paid. However, if it is anticipated that the net assets on the balance sheet as at the end of the immediately following fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) in “Dividends—Distributable amount” above, Advantest may not acquire such shares. Under the New Company Law, the restriction on the source of funds for the acquisition by Advantest of its own shares will be integrated into those for the distribution of surplus to the shareholders. See “Dividends”.

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

The Commercial Code (or when the New Company Law becomes effective, the New Company Law) generally prohibits any subsidiary of Advantest from acquiring shares of Advantest.

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

Reporting of Substantial Shareholdings

Pursuant to the Securities and Exchange Law of Japan and regulations thereunder, a person or group of persons beneficially holding more than 5% of the total shares with voting rights (for this purpose shares issuable upon exercise of stock acquisition rights held by the person or persons are counted in the calculation of the holding and the total shares in issue) of a company listed on any Japanese stock exchange is required to file with the director of a competent local finance bureau, within five business days a report containing the identity of such person or persons, the purpose of such holding and certain other information prescribed by regulations. A similar report must also be made (with certain exceptions) if the percentage of such holding subsequently increases or decreases by 1% or more or if any change occurs in material matters set out in reports previously filed.

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

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Advantest) and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

The following discussion is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of the shares of common stock of Advantest (the “Shares”) or ADSs. This summary does not purport to address all the material tax consequences that may be relevant to the holders of the Shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of Advantest’s voting stock, investors that hold the Shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws and regulations of the United States and Japan, judicial decisions and published rulings and administrative pronouncements as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), as described below, all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations. This summary is also based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement referred to in “Description of American Depositary Receipts” set forth in Advantest’s registration statement on Form F-1 filed with the Securities and Exchange Commission on July 22, 2002, and in any related agreement, will be performed under its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of the Shares or ADSs that, for U.S. federal income tax purposes, is:

(1)	an individual who is a citizen or resident of the United States,

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

An “Eligible U.S. Holder” is a U.S. Holder that:

(1)	is a resident of the United States for purposes of the Treaty,

(2)	does not maintain a permanent establishment in Japan (a) with which the Shares or ADSs are effectively connected or (b) of which the Shares or ADSs form part of the business property, and

(3)	is eligible for benefits under the Treaty, with respect to income and gain derived in connection with the Shares or ADSs.

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

In general, taking into account the earlier assumptions, for purposes of the Treaty, and for U.S. federal and Japanese income tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADSs, and exchanges of the Shares for ADSs, and exchanges of ADSs for the Shares, will not be subject to U.S. federal or Japanese income tax.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), except for any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the U.K.

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise, unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Advantest to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of, or exemption from, Japanese withholding tax on payment of dividends on the Shares by Advantest is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Advantest to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Advantest’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident

Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

Gains derived from the sale of the Shares or ADSs outside Japan by a non-resident Holder holding such Shares or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

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

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution made by Advantest in respect of Shares or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits of Advantest, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the depositary, in the case of ADSs. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of Shares or ADSs will constitute income from sources outside the United States, and will be subject to various classifications and other limitations. Subject to generally applicable limitations under U.S. federal income tax law and the New Treaty, any Japanese withholding tax imposed in respect of an Advantest dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or if the U.S. Holder does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year as a deduction from such U.S. Holder’s taxable income. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential tax rates of U.S. federal income tax. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

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

Taxation of Capital Gains

In general, upon a sale or other taxable disposition of Shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those Shares or ADSs. A U.S. Holder generally will have an adjusted tax basis in the Shares or ADSs equal to their U.S. dollar cost. Subject to the passive investment company rules discussed below, gain or loss recognized on the sale or other taxable disposition generally will be capital gain or loss and, if the U.S. Holder’s holding period for those Shares or ADSs exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gain. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of Shares or ADSs generally will be treated as derived from U.S. sources for foreign tax credit purposes.

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

Based on current estimates of its income and assets, Advantest does not believe that it will be a PFIC for its current taxable year, and intends to continue its operations in such a manner that it will not become a PFIC in the future. However, Advantest can provide no assurance that it will not become a PFIC in the current or any future taxable year due to changes in its asset or income composition, a decrease in the price of its Shares (which is used as a measure of goodwill as an asset) or for other reasons. If Advantest becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Shares or ADSs and on certain “excess” distributions (generally distributions in excess of 125% of the average distribution over a three-year period, or shorter holding period for the Shares or ADSs). In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates applicable to dividends described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income). Advantest will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year. If a U.S. Holder holds Shares or ADSs in any taxable year in which Advantest is a PFIC, such U.S. Holder will be required to file an information statement with the IRS.

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

Dividends paid to a Non-U.S. Holder in respect of Shares or ADSs, and proceeds received upon the sale, exchange or redemption of Shares or ADSs by a Non-U.S. Holder, generally are exempt from information reporting and backup withholding under current U.S. federal income tax law. However, a Non-U.S. Holder may be required to provide certification under penalty of perjury to ensure that exemption. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. Holders, and on IRS Form W-8BEN, entitled Certificate of Foreign Status (or other appropriate IRS Form W-8), in the case of Non-U.S. Holders.

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

Advantest files annual reports on Form 20-F and furnishes semi-annual and other periodic reports on Form 6-K with the Commission. You may read and copy (at prescribed rates) any reports, statements or other information on file at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or by accessing the Commission’s home page (http://www.sec.gov). The ADSs are listed on the New York Stock Exchange under the symbol “ATE”, and Advantest’s reports and other information may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, copies of contracts referred to in this annual report may be inspected at the principal executive offices of Advantest, located at Shin Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan.

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

Foreign Currency Exchange Rate Risk

The tables below summarizes information as of March 31, 2005 and March 31, 2004 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Singapore dollars, and foreign exchange forward contracts. During fiscal 2001, all assets and liabilities denominated in German marks were reclassified as a part of the assets and liabilities denominated in Euros. The information in each table is presented in Japanese yen equivalents, which is Advantest’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2005 Assets and Liabilities Denominated in
In Yen Functional Currency	U.S.$	Euro	NT$	S$
	(in millions)
Cash and cash equivalents	¥30,413	¥8,086	¥679	¥355
Accounts receivable	7,942	347	956	0
Accounts payables and accruals	(791)	(324)	(426)	(1)

	As of March 31, 2004 Assets and Liabilities Denominated in
In Yen Functional Currency	U.S.$	Euro	NT$	S$
	(in millions)
Cash and cash equivalents	¥14,896	¥4,934	¥914	¥256
Accounts receivable	13,099	1,820	1,132	1
Accounts payables and accruals	(774)	(461)	(260)	(1)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2005 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥2,604
Accounts receivable	318
Accounts payables and accruals	(5)

As of March 31, 2004 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥2,340
Accounts receivable	556
Accounts payables and accruals	(543)

Foreign Exchange Forward Contracts

Foreign exchange forward contracts used by Advantest are primarily to reduce foreign currency exchange risk. Foreign exchange forward contracts are presented by the notional balances with weighted average exchanges rates. All of the forward contracts outstanding as of March 31, 2005 and March 31, 2004 are listed below.

	As of March 31, 2005
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥2,470	¥(49)	¥105.09
To sell Euro/receive yen	2,097	3	138.31
To sell yen/receive Euro	3,036	(2)	137.99

Total	¥7,603	¥(48)

	As of March 31, 2004
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥2,941	¥91	¥108.93
To sell Euro/receive yen	1,925	126	135.50
To sell yen/receive Euro	3,870	(231)	134.38

Total	¥8,736	¥(14)

Interest Rate Risk

The table below presents the principal cash flows and related weighted average interest rates by year of maturity for Advantest’s long-term debt obligations by expected maturity dates as of March 31, 2005.

Type of Debt and Average Interest Rate	Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in millions)
Partially secured borrowings by mortgage of property, plant and equipment (2.70%)	¥43	¥30	¥10	¥—	—	—	¥83	¥90
Unsecured bonds (1.88%)	20,000	—	—	—	—	—	20,000	20,264

Total	¥20,043	¥30	¥10	¥—	—	—	¥20,083	¥20,354

The table below presents the principal cash flows and related weighted average interest rates by year of maturity for Advantest’s long-term debt obligations by expected maturity dates as of March 31, 2004.

Type of Debt and Average Interest Rate	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in millions)
Partially secured borrowings by mortgage of property, plant and equipment (2.74%)	¥43	¥43	¥30	¥10	¥—	—	¥126	¥136
Unsecured bonds (1.70%)	4,500	20,000	—	—	—	—	24,500	25,087

Total	¥4,543	¥20,043	¥30	¥10	¥—	—	¥24,626	¥25,223

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

ITEM 15A.    DISCLOSURES CONTROLS AND PROCEDURES

Advantest performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2004. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Advantest files, or submits, under the Exchange Act is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensures that the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toshio Maruyama, Advantest’s Representative Board Director, President and CEO and Hitoshi Owada, Advantest’s Director and Managing Executive Officer. Advantest’s disclosure and controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Mr. Maruyama and Mr. Owada have concluded that Advantest’s disclosure controls and procedures are effective at the reasonable assurance level.

There have been no changes in Advantest’s internal control over financial reporting during fiscal 2004 that have materially affected, or are reasonably likely to materially affect, Advantest’s internal control over financial reporting.

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

Advantest’s board of corporate auditors has determined that it does not have an “audit committee financial expert” serving on the board of corporate auditors. The qualifications for, and powers of, the corporate auditor delineated in the Code are different from those anticipated for any audit committee financial expert. Corporate auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each corporate auditor has the authority to consult internal and external experts on accounting matters. Each corporate auditor must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and accordingly, Advantest’s board of corporate auditors has confirmed that it is not necessarily fundamental for Advantest to nominate as corporate auditor a person who meets the definition of audit committee financial expert. Although Advantest does not have an audit committee financial expert on its board of corporate auditors, Advantest believes that Advantest’s current corporate governance system, taken as a whole, including the corporate auditors’ ability to consult internal and external experts, is fully equivalent to a system having an audit committee financial expert on its board of corporate auditors.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon served as our independent registered public accounting firm for fiscal 2004 and KPMG AZSA & Co. served as our independent registered public accounting firm for fiscal 2003 and 2002. The audited financial statements for these fiscal years are included in the annual report for fiscal 2004 filed on Form 20-F.

The chart below sets forth the aggregate fees for professional services and other services rendered to Advantest by KPMG AZSA & Co. and its member firms in fiscal 2003, and by Ernst & Young ShinNihon and its member firms in fiscal 2004.

	Fiscal 2003	Fiscal 2004
	(in millions of Yen)
Audit Fees(1)	¥77.5	¥80.0
Audit-Related Fees(2)	3.3	0.0
Tax Fees(3)	68.9	1.2
All Other Fees(4)	0.2	0.0

Total	¥149.9	¥81.2

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

KPMG AZSA & Co. audited the segment information for fiscal 2003 and 2002 which had been restated after the regrouping and reclassification of reportable segments at the beginning of fiscal 2004. KPMG AZSA & Co. billed ¥4.8 million in fees for such services.

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

ITEM 16D.    [RESERVED]

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth Advantest’s purchases of its common stock during fiscal 2004:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[2]
April 1, 2004 – April 30, 2004	419	8,957	N/A	N/A
May 1, 2004 – May 31, 2004	160	7,491	N/A	N/A
June 1, 2004 – June 30, 2004	119	6,934	N/A	N/A
July 1, 2004 – July 31, 2004	319	6,459	N/A	N/A
August 1, 2004 – August 31, 2004	51	6,637	N/A	N/A
September 1, 2004 – September 30, 2004	410	6,938	N/A	N/A
October 1, 2004 – October 31, 2004	498	6,791	N/A	N/A
November 1, 2004 – November 30, 2004	567	7,711	N/A	N/A
December 1, 2004 – December 31, 2004	519	7,971	N/A	N/A
January 1, 2005 – January 31, 2005	418	8,724	N/A	N/A
February 1, 2005 – February 28, 2005	6,000,454[3]	9,080	N/A	N/A
March 1, 2005 – March 31, 2005	356	8,439	N/A	N/A

Total	6,004,290	9,079	N/A	N/A

1	All purchases, other than the 6,000,000 shares purchased on February 22, 2005, as described below, were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Advantest to purchase shares that are a fraction of a unit, in accordance with the provisions of Advantest’s share handling regulations. Advantest is required to comply with such requests pursuant to the Commercial Code (or when the New Company Law becomes effective, the New Company Law). See “Additional Information—Memorandum and Articles of Association—The Unit Share System.”

2	Advantest did not have a publicly announced repurchase program in place during fiscal 2004. However, Advantest may repurchase its own shares through a stock exchange on which such shares are listed or by way of tender offer pursuant to a resolution of the board of directors under Article 6 of Advantest’s articles of incorporation.

3	On February 22, 2005, Advantest repurchased 6,000,000 shares, as approved at the meeting of the Board of Directors held on February 21, 2005, through the Tokyo Stock Exchange Trading Network System-2 “ToSTNet-2.”

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Advantest Corporation:

We have audited the consolidated balance sheet of Advantest Corporation and subsidiaries as of March 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2004 (expressed in yen). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advantest Corporation and subsidiaries as of March 31, 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG AZSA & Co.

Tokyo, Japan

April 26, 2004, except for note 20, which is as of July 21, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Advantest Corporation:

We have audited the accompanying consolidated balance sheet of Advantest Corporation and subsidiaries (the “Company”) as of March 31, 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advantest Corporation and subsidiaries at March 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2005 the Company changed its method of accounting for stock-based compensation.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 2. In our opinion, such statements have been translated on such basis.

/s/    Ernst & Young ShinNihon

Tokyo, Japan

May 17, 2005, except for Note 24, as to which the date is July 21, 2005

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2004 and 2005

	2004	2005	2005
	Yen (Millions)		U.S. Dollars (Thousands)
Assets
Current assets:
Cash and cash equivalents	¥101,146	120,986	$1,126,604
Trade receivables, net	76,133	56,702	528,001
Inventories	49,423	29,585	275,491
Deferred tax assets	24,223	13,673	127,321
Other current assets	4,837	2,985	27,796

Total current assets	255,762	223,931	2,085,213

Investment securities	7,952	7,772	72,372
Property, plant and equipment, net	50,516	51,364	478,294
Deferred tax assets	9,599	8,438	78,573
Intangible assets, net	3,756	3,090	28,774
Other assets	3,223	2,174	20,244

Total assets	¥330,808	296,769	$2,763,470

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2004 and 2005

	2004	2005	2005
	Yen (Millions)		U.S. Dollars (Thousands)
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	¥4,543	20,043	$186,637
Trade accounts payable	38,214	23,196	215,998
Income taxes payable	3,845	7,278	67,772
Accrued expenses	9,368	13,865	129,109
Accrued warranty expenses	3,121	4,090	38,085
Deferred revenue	4,543	2,220	20,672
Other current liabilities	2,977	3,302	30,748

Total current liabilities	66,611	73,994	689,021

Long-term debt, excluding current portion	20,083	40	373
Accrued pension and severance cost	18,348	12,605	117,376
Other liabilities	3,411	3,381	31,483

Total liabilities	108,453	90,020	838,253

Minority interests	587	—	—

Stockholders’ equity:
Common stock,
Authorized 220,000,000 shares; issued 99,783,385 shares in 2004 and 2005	32,363	32,363	301,360
Capital surplus	32,973	35,263	328,364
Retained earnings	177,404	210,121	1,956,616
Accumulated other comprehensive income (loss)	(8,061)	(4,878)	(45,423)
Treasury stock, 1,507,745 shares in 2004 and 7,359,770 shares in 2005, at cost	(12,911)	(66,120)	(615,700)

Total stockholders’ equity	221,768	206,749	1,925,217

Total liabilities and stockholders’ equity	¥330,808	296,769	$2,763,470

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2003, 2004 and 2005

	2003	2004	2005	2005
	Yen (Millions)			U.S. Dollars (Thousands)
Net sales	¥97,740	174,218	239,439	$2,229,621
Cost of sales	56,551	85,513	115,994	1,080,119

Gross profit	41,189	88,705	123,445	1,149,502

Research and development expenses	23,615	21,637	26,280	244,716
Selling, general and administrative expenses	34,317	36,108	36,446	339,380

Operating income (loss)	(16,743)	30,960	60,719	565,406

Other income (expense):
Interest and dividends income	407	339	597	5,559
Interest expense	(490)	(469)	(441)	(4,106)
Minority interests	(107)	(214)	(84)	(782)
Equity in losses of affiliates	(109)	(117)	—	—
Other	(1,646)	(1,621)	1,017	9,470

	(1,945)	(2,082)	1,089	10,141

Income (loss) before income taxes	(18,688)	28,878	61,808	575,547

Income taxes	(5,694)	11,549	23,730	220,970

Net income (loss)	¥(12,994)	17,329	38,078	$354,577

	2003	2004	2005	2005
	Yen			U.S. Dollars
Net income (loss) per share:
Basic	¥(131.99)	176.37	389.54	$3.63
Diluted	(131.99)	176.02	388.51	3.62

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2003, 2004 and 2005

	2003	2004	2005	2005
	Yen (Millions)			U.S. Dollars (Thousands)
Common stock:
Balance at beginning of year	¥32,363	32,363	32,363	$301,360

Balance at end of year	32,363	32,363	32,363	301,360

Capital surplus:
Balance at beginning of year	32,973	32,973	32,973	307,040
Stock option compensation expense	—	—	2,290	21,324

Balance at end of year	32,973	32,973	35,263	328,364

Retained earnings:
Balance at beginning of year	178,998	162,547	177,404	1,651,960
Net income (loss)	(12,994)	17,329	38,078	354,577
Cash dividends	(3,457)	(2,456)	(4,915)	(45,768)
Loss on disposal of treasury stock	—	(16)	(446)	(4,153)

Balance at end of year	162,547	177,404	210,121	1,956,616

Accumulated other comprehensive income (loss):
Balance at beginning of year	(1,184)	(4,055)	(8,061)	(75,063)
Other comprehensive income (loss), net of tax	(2,871)	(4,006)	3,183	29,640

Balance at end of year	(4,055)	(8,061)	(4,878)	(45,423)

Treasury stock:
Balance at beginning of year	(2,434)	(13,165)	(12,911)	(120,225)
Treasury stock purchased	(10,731)	(32)	(54,513)	(507,617)
Exercise of stock options	—	180	1,302	12,124
Decrease in treasury stock upon share exchange	—	105	—	—
Treasury stock sold	—	1	2	18

Balance at end of year	(13,165)	(12,911)	(66,120)	(615,700)

Total stockholders’ equity	¥210,663	221,768	206,749	$1,925,217

Disclosure of comprehensive income (loss):
Net income (loss)	¥(12,994)	17,329	38,078	$354,577
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(2,915)	(3,976)	1,635	15,225
Net unrealized gains on securities	44	1,366	152	1,416
Minimum pension liability adjustments	—	(1,396)	1,396	12,999

Total other comprehensive income (loss)	(2,871)	(4,006)	3,183	29,640

Total comprehensive income (loss)	¥(15,865)	13,323	41,261	$384,217

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2003, 2004 and 2005

	2003	2004	2005	2005
	Yen (Millions)			U.S. Dollars (Thousands)
Cash flows from operating activities:
Net income (loss)	¥(12,994)	17,329	38,078	$354,577
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,942	9,328	8,285	77,149
Deferred income taxes	(8,012)	6,703	13,540	126,083
Impairment loss on long-lived assets	—	3,030	—	—
Stock option compensation expense	—	—	2,290	21,324
Changes in assets and liabilities:
Trade receivables	(10,927)	(35,285)	20,953	195,111
Inventories	17,415	(14,570)	20,218	188,267
Trade accounts payable	6,963	29,190	(16,375)	(152,482)
Income taxes payable	1,878	1,997	3,311	30,832
Accrued expenses	(2,264)	2,536	4,445	41,391
Accrued warranty expenses	(440)	709	969	9,023
Deferred revenue	489	3,441	(2,456)	(22,870)
Accrued pension and severance cost	1,022	2,639	(3,409)	(31,744)
Other	895	1,168	478	4,451

Net cash provided by operating activities	4,967	28,215	90,327	841,112
Cash flows from investing activities:
Proceeds from sale of available-for-sale marketable securities	—	323	1,428	13,297
Proceeds from sale of non-marketable securities	7	387	50	466
Purchases of non-marketable securities	(1,000)	(1,288)	—	—
Proceeds from sale of property, plant and equipment	583	435	132	1,229
Purchases of intangible assets	(947)	(358)	(470)	(4,377)
Purchases of property, plant and equipment	(6,827)	(5,068)	(8,738)	(81,367)
Other	(235)	499	(652)	(6,071)

Net cash used in investing activities	(8,419)	(5,070)	(8,250)	(76,823)
Cash flows from financing activities:
Principal payments on long-term debt	(42)	(3,811)	(4,543)	(42,304)
Proceeds from sale of treasury stock	—	90	939	8,744
Payments to acquire treasury stock	(10,733)	(31)	(54,511)	(507,598)
Dividends paid	(3,453)	(2,462)	(4,907)	(45,693)
Other	(260)	(162)	(14)	(131)

Net cash used in financing activities	(14,488)	(6,376)	(63,036)	(586,982)

Net effect of exchange rate changes on cash and cash equivalents	(654)	(2,961)	799	7,440

Net change in cash and cash equivalents	(18,594)	13,808	19,840	184,747

Cash and cash equivalents at beginning of year	105,932	87,338	101,146	941,857

Cash and cash equivalents at end of year	¥87,338	101,146	120,986	$1,126,604

Supplemental data:
Cash paid during the year for:
Income taxes	¥507	1,936	6,740	$62,762
Interest	490	473	447	4,162

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies and Practices

(a) Description of Business

The company and subsidiaries (collectively “Advantest”) manufacture and sell semiconductor and component test system product group and mechatronics-related product group such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

In conjunction with its business and organizational restructuring, effective April 1, 2004, Advantest reclassified its two previous segments, automated test equipment and measuring instruments business segment, into three business segments: semi-conductor and component test system; mechatronics system; and services, support and others.

Description of the business by segment is as follows:

The semiconductor and component test system business provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines provided by the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC semiconductors for non memory semiconductor devices.

The mechatronics system business provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices and device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others business consists of comprehensive customer solutions provided in connection with the above businesses, support services, equipment lease business and others.

(b) Principles of Consolidation

The Company and its domestic subsidiaries maintain their records and also prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with the standards of the country of their domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to present them in conformity with accounting principles generally accepted in the United States of America. These adjustments are not recorded in the statutory books of account.

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Advantest is not involved with any variable interest entities as, defined by FASB Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities”. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash Equivalents

Cash equivalents consist of deposits and certificates of deposit with an initial maturity of three months or less from the date of purchase. Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d) Allowance for Doubtful Accounts

Advantest recognizes an allowance for doubtful accounts to ensure that trade receivables are not overstated due to uncollectability, which represents Advantest’s best estimate of the amount of probable credit losses in Advantest’s existing trade receivables. Advantest periodically reviews its estimated allowances for doubtful accounts taking into account the customer’s payment history, assessing the customer’s current financial position and considering other information that is publicly available and the customer’s credit worthiness. Additional reviews are undertaken upon reports of significant changes in the financial condition of Advantest’s significant customers and the semiconductor industry.

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

(g) Investment Securities

Investment securities at March 31, 2004 and 2005 consist of marketable and non-marketable equity securities. Advantest classifies its marketable equity securities as available-for-sale.

Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized. A decline in the fair value of any available-for-sale security below cost that is deemed to be other than temporary results in an impairment loss. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned.

On a continuous basis, but no less frequently than at the end of every half year, Advantest evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at the date of evaluation compared to that of the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by the average cost method.

Non-marketable investment securities are carried at cost. On a periodic basis, Advantest evaluates the investments for the possible impairment. If the fair value of the investment securities is estimated to have declined and such decline is judged to be other than temporary, Advantest recognizes the impairment of the investment and the carrying value is reduced to its fair value. The impairment is charged to earnings and a new cost basis for the security is established.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(h) Derivative Financial Instruments

Derivative financial instruments are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”. SFAS No. 133, as amended, standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS No. 133, as amended, entities are required to carry all derivative instruments in the consolidated balance sheets at fair value. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding the instrument. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

Advantest uses foreign exchange forward contracts to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables. However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133.

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

Depreciation is computed principally using the declining-balance method except for buildings for the Company and its domestic subsidiaries and the straight-line method over estimated useful lives of the assets for foreign subsidiaries. Buildings are principally depreciated using the straight-line method over their estimated useful lives. The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for furniture and fixtures.

Depreciation expense was ¥8,670 million, ¥7,563 million and ¥7,231 million ($67,334 thousand) in the years ended March 31, 2003, 2004 and 2005, respectively.

(j) Intangible Assets and Other Assets

Intangible assets principally consist of licenses, goodwill and computer software for internal-use, including computer software under capital leases. Other assets consist of investments (other than investment securities), security deposits and prepaid expenses, of which no one individual item was material to the consolidated financial statements of Advantest.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Costs incurred to develop software to be included with and sold as part of the Company’s Semiconductor Test Systems are capitalized subsequent to the attainment of technological feasibility in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. To date, costs incurred subsequent to the attainment of technological feasibility have been insignificant and, therefore, have been charged directly to expense. Costs incurred prior to reaching technological feasibility are expensed as incurred.

The cost of software is amortized on a straight-line basis over the estimated useful life, which is generally five years. The cost of computer software under capital leases is amortized straight-line over the lease term.

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

Advantest performs its annual impairment test at the end of each year. Advantest completed its annual impairment test at the end of the years ended March 31, 2004 and 2005, with no indication of impairment identified.

(k) Impairment of Long-Lived Assets

Advantest evaluates the impairment of long-lived assets in accordance with the provisions of SFAS No. 144. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles with definite useful lives be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

For the year ended March 31, 2004, one of the former independent cash flow-generating units, the measuring instruments’ assets group reported operating losses for two consecutive years, and future operating results of the assets group was not expected to be profitable, due to the customers’ continuously inactive industries such as wireless communications. Since the carrying amount of the assets group was higher than the undiscounted net cash flows expected to result from the use and eventual disposition of the assets group, Advantest adjusted its carrying amount to the recoverable amount. The recoverable amount was based on the observable market price and Advantest’s cash flow analysis. Total recognized impairment loss was ¥3,030 million and is included in selling, general and administrative expenses for the year ended March 31, 2004. The impairment loss consisted of ¥1,226 million from buildings, ¥175 million from machinery and equipment, ¥683 million from furniture and fixtures, ¥681 million from software, and ¥265 million from other assets.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(l) Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs and support during warranty periods, estimated repair and support expenses over the warranty period are accrued based on the historical ratio of actual repair and support expenses to corresponding sales.

(m) Accrued Pension and Severance Cost

The Company and certain of its domestic subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. The benefits are based on years of service and the employee’s compensation and vest after one year of service. Prior service cost that results from amendments to the plan is amortized over the average remaining service period of the employees expected to receive benefits. Unrecognized net gain and loss is also amortized over the average remaining service period of the employees expected to receive benefits. See Note (17) to the consolidated financial statements for further discussion.

(n) Revenue Recognition

In accordance with the guidance provided by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition,” Advantest recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

Revenue from Sales of Products

Revenue from sales of products which require installation work is recognized when the related installation work is completed. The revenue recognized upon completion of installation is limited to the amount that is payable based on customer acceptance. Revenue from sales of products and component which do not require installation work by Advantest is recognized upon shipment if the terms of the sale are free on board (“FOB”) shipping point or upon delivery if the terms are FOB destination which coincide with the passage of title and risk of loss.

For equipment sales involving software that is more than incidental to the product, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection of the related receivable is probable in accordance with American Institute of Certified Public Accountant (“AICPA”) Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Revenue for the separate elements is only recognized when the functionality of the undelivered element is not essential to the delivered element.

Revenue from Long-term Service contracts

Revenue from fixed-price, long-term service contracts is recognized on the straight-line basis over the contract term.

Operating lease

Revenue from operating leases is primarily recognized on the straight-line basis over the lease term.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Multiple deliverables

Multiple Deliverables are accounted for under the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting.

Advantest enters into certain revenue arrangements with multiple deliverables, which include combination of equipment, installation and warranty services. As those installation or warranty services are not interchangeable to be provided by Advantest or other parties and as fair values of those services are not determinable, these elements are not considered to qualify for separate accounting under EITF 00-21 and accordingly Advantest treats them as a single unit of accounting. Advantest adopted the provisions of EITF 00-21 for the transactions entered into on and after July 1, 2003. The effect on Advantest’s consolidated financial statements from the adoption of such provisions was insignificant.

(o) Shipping and Handling Costs

Shipping and handling costs totaled ¥774 million, ¥1,011 million and ¥1,329 million ($12,375 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(p) Research and Development

Research and development costs totaled ¥23,615 million, ¥21,637 million and ¥26,280 million ($244,716 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively, and are expensed as incurred.

(q) Advertising Costs

Advertising costs totaled ¥428 million, ¥384 million and ¥798 million ($7,431 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively, and are expensed as incurred.

(r) Stock-Based Compensation

Prior to April 1, 2004, the Company accounted for stock-based compensation plans by applying the intrinsic value-based method of accounting under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” No stock-based employee compensation cost was recognized in the statement of operations for the years ended March 31, 2003 and 2004. Effective April 1, 2004, the Company early adopted the fair value recognition provisions of SFAS No. 123 (revised 2004) (“SFAS No. 123R”), “Share Based Payment”, using the modified-retrospective method. The fair value of the options is estimated using a Black Scholes option pricing model and amortized to expense over the options’ vesting periods.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table illustrates the effect on net income and earnings per share as if Advantest had applied the fair value recognition provisions of SFAS No. 123 to options granted under the stock option plans for the year ended March 31, 2003 and 2004.

	2003	2004
	Yen (Millions, except for per share data)
Net income (loss):	P/L	P/L
As reported	¥(12,994)	17,329
Deduct: stock-based employee compensation expense, net of tax effect	(2,592)	(1,963)

Pro forma	¥(15,586)	15,366

Basic net income (loss) per share:
As reported	¥(131.99)	176.37
Pro forma	(158.32)	156.39

Diluted net income (loss) per share:
As reported	¥(131.99)	176.02
Pro forma	(158.32)	156.08

No stock-based compensation expense was reflected in net income, as reported, for the years ended March 31, 2003 and 2004. Stock based compensation expense of ¥2,290 million was included reported net income for the year ended March 31, 2005.

The per share weighted average fair value of stock options granted during the years ended March 31, 2003, 2004 and 2005 was ¥3,526, ¥2,570 and ¥2,993 ($28) on the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions:

	2003	2004	2005
Expected dividend yield	0.5%	0.8%	0.5%
Risk free interest rate	0.6%	0.6%	0.6%
Volatility	67.8%	69.5%	56.6%
Expected life	4 years	4 years	4 years

(s) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Advantest records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

(t) Net Income (Loss) per Share

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March, 31, 2003, 2004 and 2005, Advantest had outstanding stock options and warrants exercisable into 1,113,800, 329,500 and 7,000 shares of common stock, respectively, which could potentially dilute net income per share in future periods.

(u) Translation of Foreign Financial Statements

Foreign currency financial statements have been translated in accordance with SFAS No. 52, “Foreign Currency Translation”. Under SFAS No. 52, assets and liabilities of non-Japanese subsidiaries, which have a functional currency other than the Japanese yen, are translated at the rate of exchange on the balance sheet date. Revenue and expense accounts are translated at the average rate of exchange in effect during the year. Resulting translation adjustments are included as a component of accumulated other comprehensive income (loss).

(v) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable current rate prevailing at that date. All revenue and expenses associated with foreign currencies are converted at the rate of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the accompanying consolidated statements of operations.

(w) Use of Estimates

Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include valuation allowances for trade receivables, inventories and deferred tax assets, various accruals such as accrued warranty expenses, and assets and obligations related to employees retirement and severance plans. Actual results could differ from those estimates.

(x) New Accounting Standards

In March 2004, the Emerging Issues Task Force reached a consensus on Issue No.03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The Financial Accounting Standards Board (“FASB”) issued FASB Staff Position EITF 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on Advantest’s consolidated results of operations and financial position.

In November 2004, the FASB issued SFAS No.151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS151 amends the guidance in ARB No.43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by Advantest in the first quarter beginning April 1, 2006. Advantest is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No.153, “Exchange of Nonmonetary Assets-an amendment of APB Opinion No.29” (“SFAS 153”) eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No.29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by Advantest in the first quarter beginning April 1, 2006. Advantest is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition.

(y) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2005.

(2) U.S. Dollar Amounts

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader. These translations should not be construed as representations as to what the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥107.39 per U.S.$1, the approximate current exchange rate at March 31, 2005, was used for the translation of the accompanying financial results of Advantest as of and for the year ended March 31, 2005.

(3) Trade Receivables

Trade receivables at March 31, 2004 and 2005 are as follows:

	2004	2005	2005
	Yen (Millions)		U.S. Dollars (Thousands)
Notes	¥8,642	14,133	$131,604
Accounts	69,955	44,743	416,641

	78,597	58,876	548,245
Less allowance for doubtful accounts	2,464	2,174	20,244

	¥76,133	56,702	$528,001

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended March 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005	2005
	Yen (Millions)			U.S. Dollars (Thousands)
Balance at beginning of year	¥533	1,240	2,464	$22,944
Amount written off	(103)	(17)	(51)	(475)
Reversal of doubtful accounts	—	(212)	(397)	(3,697)
Provision for doubtful accounts	810	1,453	158	1,472

Balance at end of year	¥1,240	2,464	2,174	$20,244

(5) Inventories

Inventories at March 31, 2004 and 2005 are composed of the following:

	2004	2005	2005
	Yen (Millions)		U.S. Dollars (Thousands)
Finished goods	¥14,819	7,347	$68,414
Work in process	25,433	16,879	157,175
Raw materials and supplies	9,171	5,359	49,902

	¥49,423	29,585	$275,491

(6) Property, Plant and Equipment

Property, plant and equipment at March 31, 2004 and 2005 is composed of the following:

	2004	2005	2005
	Yen (Millions)		U.S. Dollars (Thousands)
Land	¥19,174	19,192	$178,713
Buildings	49,368	49,641	462,249
Machinery and equipment	24,660	27,162	252,929
Furniture and fixtures	21,200	22,934	213,558
Construction in progress	647	349	3,250

	115,049	119,278	1,110,699
Less accumulated depreciation	64,533	67,914	632,405

	¥50,516	51,364	$478,294

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7) Goodwill and Other Intangible Assets

The components of acquired intangible assets excluding goodwill at March 31, 2004 and 2005 were as follows:

	2004		2005
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	Yen (Millions)
Intangible assets subject to amortization:
Software	¥5,852	3,930	¥4,976	3,668
Other	1,464	1,282	1,473	1,343

Total	¥7,316	5,212	¥6,449	5,011

	2005
	Gross carrying amount	Accumulated amortization
	U.S. dollars (Thousands)
Intangible assets subject to amortization:
Software	$46,336	34,156
Other	13,716	12,506

Total	$60,052	46,662

Intangible assets not subject to amortization at March 31, 2004 and 2005 were insignificant.

Aggregate amortization expense for the years ended March 31, 2003, 2004 and 2005 was ¥2,292 million, ¥1,765 million and ¥1,054 million ($9,815 thousand), respectively. Estimated amortization expense for the next five years ending March 31 is: ¥756 million ($7,040 thousand) in 2006, ¥344 million ($3,203 thousand) in 2007, ¥150 million ($1,397 thousand) in 2008, ¥74 million ($689 thousand) in 2009, and ¥35 million ($326 thousand) in 2010, respectively.

Changes in the carrying amount of goodwill for the years ended March 31, 2004 and 2005 were as follows:

	2004	2005	2005
	Yen (Millions)		U.S. dollars (Thousands)
Balance at beginning of year	¥645	¥1,426	$13,279
Acquisition during the year	781	—	—

Balance at end of year	¥1,426	¥1,426	$13,279

The goodwill relates to the semiconductor and component test system segment.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(8) Investment Securities

Marketable securities consist of equity securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2004 and 2005 were as follows:

	2004
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥2,238	2,093	1	4,311

	2005
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥3,803	2,516	—	6,328

	2005
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
	U.S. dollars (Thousands)
Noncurrent:
Available-for-sale:
Equity securities	$35,031	23,429	—	58,925

Gross realized gains and losses on available-for-sales equity securities for the years ended March 31, 2003, 2004 and 2005 were as follows:

	2003		2004
	Gross realized gains	Gross realized losses	Gross realized gains	Gross realized losses
	Yen (Millions)		Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥—	1,010	¥178	2

	2005		2005
	Gross realized gains	Gross realized losses	Gross realized gains	Gross realized losses
	Yen (Millions)		U.S. dollars (Thousands)
Noncurrent:
Available-for-sale:
Equity securities	¥934	—	$8,697	—

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Gross realized gains and losses based on the averaged cost method are included in “other income (expense)” in the consolidated statements of operations, and “other” in net cash provided by operating activities in the consolidated statements of cash flows.

Proceeds from the sale of available-for-sales equity securities for the years ended March 31, 2003, 2004 and 2005 were nil, ¥323 million and ¥1,428 million ($13,297 thousand), respectively.

As of March 31 2005, there was no available-for-sale equity security in an unrealized loss position.

Advantest maintains non-marketable investment securities, which are recorded at cost. The carrying amounts of non-marketable investment securities were ¥3,641 million and ¥1,444 million ($13,447 thousand) at March 31, 2004 and 2005, respectively. Investments with an aggregate cost of ¥1,444 million ($13,447 thousand) did not have indicators of impairment and Advantest did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

(9) Derivative Financial Instruments

Derivative financial instruments are utilized by Advantest primarily to reduce foreign currency exchange risk. Advantest does not hold or issue derivative financial instruments for trading purposes. Advantest generally does not require or place collateral for these derivative financial instruments.

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

Advantest had foreign exchange forward contracts to exchange currencies among Japanese yen, U.S. dollars and Euro at March 31, 2004 and 2005. The notional amounts of these contracts were ¥8,736 million at March 31, 2004 and ¥7,603 million ($70,798 thousand) at March 31, 2005. The fair values of these contracts at March 31, 2004 and 2005 are shown in Note (10) to the consolidated financial statements. These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133. Changes in the fair value are recognized in earnings under the caption of other income (expense).

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2004 and 2005, except for cash and cash equivalents, trade receivables, other current assets, trade accounts payable and accrued expenses for which fair value approximate their carrying amounts. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	2004		2005
	Carrying amount	Fair value	Carrying amount	Fair value
	Yen (Millions)
Financial assets:
Investment securities for which it is:
Practicable to estimate fair value	¥4,311	4,311	6,328	6,328
Not practicable to estimate fair value	3,641	—	1,444	—
Foreign exchange forward contracts	91	91	1	1
Financial liabilities:
Foreign exchange forward contracts	105	105	49	49
Long-term debt including current portion	24,626	25,223	20,083	20,354

	2005
	Carrying amount	Fair value
	U.S. Dollars (Thousands)
Financial assets:
Investment securities for which it is:
Practicable to estimate fair value	$58,925	58,925
Not practicable to estimate fair value	13,447	—
Foreign exchange forward contracts	9	9
Financial liabilities:
Foreign exchange forward contracts	456	456
Long-term debt including current portion	187,010	189,533

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions. And the carrying amounts of foreign exchange forward contracts are included in other current assets and other current liabilities.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables, other current assets, trade accounts payable, and accrued expenses (nonderivatives): The carrying amounts approximate fair value because of the short maturity of these instruments.

Investment securities: The fair values of equity investments are based on quoted market prices at the reporting date for those investments. It was not practicable to estimate the fair value of nonpublic companies; those investments are carried at cost.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-term debt: The fair value of long-term debt is estimated by discounting future cash flows of each instrument at rates currently offered to Advantest for similar debt instruments of comparable maturities by financial institutions.

Foreign exchange forward contracts: The fair value of foreign exchange forward contracts are estimated by obtaining quotes from financial institution.

(11) Leases—Lessor

Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation under operating leases as of March 31, 2004 and 2005 were as follows:

	2004	2005	2005
	Yen (Millions)		U.S. Dollars (Thousands)
Machinery and equipment	¥5,450	8,221	$76,553
Less accumulated depreciation	2,398	3,450	32,126

	¥3,052	4,771	$44,427

Depreciation of machinery and equipment held under operating leases are included with depreciation expense. These assets are included in property, plant and equipment.

Future minimum lease income under noncancelable operating leases as of March 31, 2005 is as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2006	¥1,549	$14,424
2007	648	6,034
2008	382	3,557
2009	86	801

Total minimum lease income	¥2,665	$24,816

(12) Leases—Lessee

Tangible and intangible assets under capital leases at March 31, 2004 and 2005 were insignificant.

Advantest also has several noncancelable operating leases, primarily for office space and office equipment that expire within the next five years. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2003, 2004 and 2005 was ¥1,638 million, ¥1,352 million and ¥1,423 million ($13,251 thousand), respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2005 are as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2006	¥329	$3,064
2007	294	2,738
2008	77	717
2009	8	74

Total minimum lease payments	¥708	$6,593

(13) Short-Term and Long-Term Debt

Long-term debt at March 31, 2004 and 2005 consists of the following:

	2004	2005	2005
	Yen (Millions)		U.S. Dollars (Thousands)
Partially secured borrowings by mortgage of property, plant and equipment, due 2004 to 2008 with annual interest rates ranging from 1.05% to 4.125% in 2004 and 2005	¥126	83	$773
Unsecured 0.88% bonds, due February 5, 2005	4,500	—	—
Unsecured 1.88% bonds, due December 14, 2005	20,000	20,000	186,237

Total long-term debt	24,626	20,083	187,010
Less current portion	4,543	20,043	186,637

Long-term debt, excluding current portion	¥20,083	40	$373

Unsecured 0.88% bonds were issued with detachable warrants in connection with one of Advantest’s stock-based compensation plans. As described in Note (16) to the consolidated financial statements, upon issuance of each bond, the Company purchased all detachable warrants from the underwriter and distributed such warrants to the directors and selected employees of the Company and its subsidiaries. No gain or loss was recognized on the sale and purchase of the warrants. For financial reporting purposes, these transactions were accounted for as the issuance of debt to third parties and separately as the issuance of warrants to directors and employees.

At March 31, 2005, property, plant and equipment with a carrying amount of ¥393 million ($3,660 thousand) was pledged as collateral for certain debt obligations in the amount of ¥24 million ($223 thousand).

The aggregate maturities of long-term debt for each of the five years subsequent to March 31, 2005 are as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2006	¥20,043	$186,637
2007	30	280
2008	10	93

Total long-term debt	¥20,083	$187,010

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Income Taxes

The components of income (loss) before income taxes and provision (benefit) for income taxes as shown in the consolidated statements of operations are as follows:

	2003	2004	2005	2005
	Yen (Millions)			U.S. Dollars (Thousands)
Income (loss) before income taxes:
The Company and domestic subsidiaries	¥(18,581)	20,096	47,020	$437,843
Foreign subsidiaries	(107)	8,782	14,788	137,704

	¥(18,688)	28,878	61,808	$575,547

	2003	2004	2005	2005
	Yen (Millions)			U.S. Dollars (Thousands)
Provision (benefit) for income taxes:
Current:
The Company and domestic subsidiaries	¥624	1,356	5,719	$53,255
Foreign subsidiaries	1,694	3,490	4,471	41,633
Deferred:
The Company and domestic subsidiaries	(6,939)	6,749	13,424	125,002
Foreign subsidiaries	(1,073)	(46)	116	1,080

	¥(5,694)	11,549	23,730	$220,970

The Company and its domestic subsidiaries are subject to a corporate tax of 30%, an inhabitant tax of between 18.1% and 20.7% and a deductible business tax of between 7.2% and 10.1%, which in the aggregate resulted in a statutory income tax rate of approximately 40% for the year ended March 31, 2005. Amendments to the Japanese tax regulations were enacted on March 24, 2003. As a result of these amendments, the statutory income tax rate was reduced from approximately 42% to 40% effective from the year beginning April 1, 2004. Consequently, the statutory tax rate was to be lowered to approximately 40% applicable for deferred tax assets and liabilities expected to be settled or realized subsequent to April 1, 2004. The adjustment of deferred tax assets and liabilities for this change in the tax rate was ¥143 million and reflected in the consolidated statements of operations for the year ended March 31, 2004.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income (loss) before income taxes is as follows:

	2003	2004	2005
Statutory tax rate	(42.0)%	42.0%	40.0%
Increase (reduction) in income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rate from the statutory rate in Japan	(0.6)	(2.7)	(2.3)
Tax credits earned	(0.4)	(0.5)	(1.4)
Expenses not deductible for tax purposes	0.3	1.2	1.7
Change in valuation allowance	7.3	(0.3)	(0.3)
Tax rate change	6.0	(0.5)	—
Other, net	(1.1)	0.8	0.7

	(30.5)%	40.0%	38.4%

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2004 and 2005 are presented below.

	2004	2005	2005
	Yen (Millions)		U.S. Dollars (Thousands)
Deferred tax assets:
Inventories	¥7,698	4,950	$46,094
Tax effect on intercompany profit	—	2,534	23,596
Accrued warranty expenses	566	1,060	9,871
Accrued pension and severance cost	6,500	5,049	47,016
Minimum pension liability adjustments	943	—	—
Accrued expenses	2,460	4,543	42,304
Research and development expenses capitalized for tax purposes	1,688	1,957	18,223
Operating loss carryforwards	13,079	444	4,134
Property, plant and equipment and intangible assets	1,097	689	6,416
Tax credits	—	2,048	19,071
Other	2,177	2,241	20,867

Total gross deferred tax assets	36,208	25,515	237,592
Less valuation allowance	2,149	3,025	28,168

Net deferred tax assets	34,059	22,490	209,424

Deferred tax liabilities:
Net unrealized gains on marketable securities	669	874	8,139
Other	67	44	410

Total gross deferred tax liabilities	736	918	8,549

Net deferred tax assets	¥33,323	21,572	$200,875

The net changes in the valuation allowance for the years ended March 31, 2003, 2004 and 2005 were an increase of ¥1,371 million, ¥509 million and ¥876 million ($8,157 thousand), respectively.

Net operating loss carryforwards utilized during the years ended March 31, 2003, 2004 and 2005 were ¥633 million, ¥24,510 million and ¥31,132 million ($289,897 thousand), respectively.

At March 31, 2005, Advantest had net operating loss carried forwards for income tax purposes of approximately ¥1,102 million ($10,262 thousand) which are available to reduce future income taxes, if any. These operating losses will expire starting from the year ending March 31, 2006 through the year ending March 31, 2010.

Management of Advantest intends to reinvest certain undistributed earnings of the Company’s foreign subsidiaries for an indefinite period of time. As a result, no provision for income taxes has been made on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future, aggregating ¥52,022 million ($484,421 thousand) at March 31, 2005. The related deferred tax liability would have been ¥7,501 million ($69,848 thousand) at March 31, 2005.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At March 31, 2005, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥21,572 million ($200,875 thousand). Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of the existing valuation allowance, at March 31, 2005. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect on Advantest’s consolidated financial position and results of operations could be significant.

(15) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss) for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Foreign currency translation adjustments	Net unrealized gains on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
	Yen (Millions)
Balance at April 1, 2002	¥(1,196)	12	—	(1,184)

Change during the year	(2,915)	(159)	—	(3,074)
Reclassification adjustments for realized portion	—	203	—	203

	(2,915)	44	—	(2,871)

Balance at March 31, 2003	(4,111)	56	—	(4,055)

Change during the year	(3,976)	1,330	(1,396)	(4,042)
Reclassification adjustments for realized portion	—	36	—	36

	(3,976)	1,366	(1,396)	(4,006)

Balance at March 31, 2004	(8,087)	1,422	(1,396)	(8,061)

Change during the year	1,635	583	1,396	3,614
Reclassification adjustments for realized portion	—	(431)	—	(431)

	1,635	152	1,396	3,183

Balance at March 31, 2005	¥(6,452)	1,574	—	(4,878)

	Foreign currency translation adjustments	Net unrealized gains on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
	U.S. Dollars (Thousands)
Balance at March 31, 2004	$(75,305)	13,241	(12,999)	(75,063)

Change during the year	15,225	5,428	12,999	33,652
Reclassification adjustments for realized portion	—	(4,012)	—	(4,012)

	15,225	1,416	12,999	29,640

Balance at March 31, 2005	$(60,080)	14,657	—	(45,423)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	Yen (Millions)
Year ended March 31, 2003:
Foreign currency translation adjustments	¥(2,915)	—	(2,915)
Net unrealized gains on securities:
Net unrealized gains arising during the year	(266)	107	(159)
Less reclassification adjustments for net gains realized in earnings	340	(137)	203

Net unrealized gains	74	(30)	44

Other comprehensive income (loss)	¥(2,841)	(30)	(2,871)

Year ended March 31, 2004:
Foreign currency translation adjustments	¥(3,976)	—	(3,976)
Net unrealized gains on securities:
Net unrealized gains arising during the year	1,938	(608)	1,330
Less reclassification adjustments for net gains realized in earnings	36	—	36

Net unrealized gains	1,974	(608)	1,366
Minimum pension liability adjustments	(2,339)	943	(1,396)

Other comprehensive income (loss)	¥(4,341)	335	(4,006)

Year ended March 31, 2005:
Foreign currency translation adjustments	¥1,635	—	1,635
Net unrealized gains on securities:
Net unrealized gains arising during the year	857	(274)	583
Less reclassification adjustments for net gains realized in earnings	(431)	—	(431)

Net unrealized gains	426	(274)	152

Minimum pension liability adjustments	2,339	(943)	1,396

Other comprehensive income (loss)	¥4,400	(1,217)	3,183

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	U.S. Dollars (Thousands)
Year ended March 31, 2005:
Foreign currency translation adjustments	$15,225	—	15,225
Net unrealized gains on securities:
Net unrealized gains arising during the year	7,979	(2,551)	5,428
Less reclassification adjustments for net gains realized in earnings	(4,012)	—	(4,012)

Net unrealized gains	3,967	(2,551)	1,416

Minimum pension liability adjustments	21,780	(8,781)	12,999

Other comprehensive income (loss)	$40,972	(11,332)	29,640

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(16) Stock-Based Compensation

Advantest has two types of stock-based compensation plans as incentive plans for directors and selected employees. One plan uses stock options and the other plan detachable warrants.

In January 2000 and February 2001, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriter and distributed such warrants to directors and selected employees of the Company and its subsidiaries. By exercising a warrant, directors and selected employees could purchase the shares of the Company, the number of which was 99,000 shares and 319,500 shares at the exercise price of ¥21,840 and ¥14,018 for warrants issued in January 2000 and February 2001, respectively. Warrants were granted with an exercise price equal to 1.05 times the closing prices of the Company’s shares traded on the Tokyo Stock Exchange on the date of each grant. Under each plan, 990 warrants and 3,195 warrants in January 2000 and February 2001, respectively, were issued. The warrants vested fully immediately, and were exercisable up to 4 years from the date of grant. For financial reporting purposes, these transactions were accounted for as the issuance of debt to third parties and separately as the issuance of warrants to directors and employees. The issuance of the warrants to directors and employees was accounted for under APB Opinion No. 25. All unexercised warrants issued during the year ended March 31, 2000 and 2001 expired in accordance with their original terms during the years ended March 31, 2004 and 2005.

In July 2002, stock options were issued to directors, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 735,000. Options were granted with an exercise price of ¥8,148 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and is exercisable from April 1, 2003.

In April 2003, stock options were issued to a director and certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 14,000. Options were granted with an exercise price of ¥8,148 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant, and (3) the exercise price at which the July 2002 options were granted. The options have an exercise period of no later than March 31, 2007 and is exercisable from May 1, 2003.

In June 2003, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 734,000. Options were granted with an exercise price of ¥5,160 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and is exercisable from April 1, 2004.

In August 2003, January 2004 and March 2004, stock options were issued to a director and certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 6,000, 7,000 and 3,000, respectively. Options were granted with exercise prices of ¥8,090, ¥9,220 and ¥8,550 per share, respectively, those are equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

common shares traded on the Tokyo Stock Exchange on the date of grant, and (3) the exercise price at which the June 2003 options were granted. All of the options have an exercise period of 4 years and is exercisable from April 1, 2004.

In July 2004, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 761,000. Options were granted with an exercise price of ¥7,464 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and is exercisable from April 1, 2005.

In November 2004, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 4,000. Options were granted with an exercise price of ¥7,464 per share that is equal to the exercise price of the July 2004 options. The options have an exercise period of 4 years and is exercisable from April 1, 2005.

Stock option and warrant activity during the years ended March 31, 2003, 2004 and 2005 is as follows:

	2003		2004		2005
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	739,200	¥12,187	1,113,800	¥10,942	1,772,500	¥7,973
Granted	735,000	8,148	764,000	5,288	765,000	7,464
Exercised	—	—	(21,000)	(8,148)	(152,000)	5,632
Expired	(360,400)	(7,799)	(84,300)	(21,060)	(321,500)	13,981

Outstanding at end of year	1,113,800	10,942	1,772,500	7,973	2,064,000	7,021

Exercisable at end of year	403,800	15,854	1,022,500	9,982	1,299,000	6,760

Weighted average remaining contractual life of exercisable options at March 31, 2005 were 2.5 years.

At March 31, 2005, all of the outstanding stock options were as follows:

Exercise price	Number outstanding	Weighted average remaining contractual life
Yen
¥ 5,160	606,000	3.0 years
7,464 - 9,220	1,458,000	3.1 years

	2,064,000

(17) Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have unfunded retirement and severance plans. On terminating employment, substantially all employees of the Company and certain subsidiaries are entitled to lump-sum payments based on the employees’ compensation and years of service.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company and its domestic subsidiaries also have a contributory defined benefit retirement and severance plan covering substantially all employees. Benefits payable under the plan is based on employee earnings and years of service. The contributory plan mainly represents the Employees’ Pension Fund (“EPF”) plan, composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries.

In January 2003, the EITF reached a final consensus on EITF 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF 03-2 addresses accounting for a transfer to the Japanese government of the substitutional portion of an EPF plan. EITF 03-2 requires employers to account for the entire separation process of the substitutional portion from the EPF upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. On October 1, 2004, the Company and certain of its consolidated domestic subsidiaries received approval from the Minister of Health and Labor to return the substitutional portion of its Employees’ Pension Fund plans for the prior employees’ services under the transfer of its Employees’ Pension Fund plans to the defined benefit corporate pension plan, and made the payment of the amount pertinent to the return (minimum liability reserve) to the national treasury on February 24, 2005. Advantest accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of ¥3,317 million ($30,887 thousand) through these transactions for the year ended March 31, 2005, which is included in selling, general and administrative expenses and consists of ¥6,116 million ($56,951 thousand) of a subsidy from the government, calculated as the difference between the obligation settled and the plan assets transferred to the government, and ¥2,799 million ($26,064 thousand) of a settlement loss on recognition of related unrecognized actuarial loss.

Effective April 1, 2005, the Company and its domestic subsidiaries amended their severance indemnity plan by introducing a “point-based benefits system,” under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance.

Effective April 1, 2005, the Company and its domestic subsidiaries amended their defined benefit pension plans, and a cash balance pension plan was established. Under a cash balance pension plan, the benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance with a certain interest rate calculated based on the upper and lower limit of a market interest rate. These amendments resulted in a decrease in the Company’s projected benefit obligation.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Information about the retirement and severance plans of Advantest are as follows:

	2003	2004	2005	2005
	Yen (Millions)			U.S. Dollars (Thousands)
Components of net periodic benefit cost:
Service cost	¥2,529	1,691	1,710	$15,923
Interest cost	960	860	853	7,943
Expected return on plan assets	(622)	(495)	(583)	(5,429)
Amortization of unrecognized:
Net transition obligation	214	214	—	—
Net actuarial (gain) or loss	318	317	547	5,094
Prior service cost	(117)	(116)	(144)	(1,341)
Settlement loss	—	—	2,799	26,064

Net periodic benefit cost	¥3,282	2,471	5,182	$48,254

The following table sets forth the plans’ benefit obligation, fair value of plan assets, funded status at March 31, 2004 and 2005.

	2004	2005	2005
	Yen (Millions)		U.S. Dollars (Thousands)
Change in benefit obligation:
Balance at beginning of year	¥34,507	42,976	$400,186
Service cost	1,691	1,710	15,923
Interest cost	860	853	7,943
Employee contributions	85	—	—
Plan amendment	—	(1,912)	(17,804)
Actuarial (gain) or loss	6,644	(2,169)	(20,198)
Benefits paid	(904)	(379)	(3,529)
Transfer of the substitutional portion	—	(12,392)	(115,392)
Acquisition	93	—	—

Balance at end of year	42,976	28,687	267,129

Change in plan assets:
Balance at beginning of year	16,492	19,441	181,032
Employer contributions	631	2,348	21,864
Employee contributions	85	—	—
Actual return on plan assets	2,994	667	6,210
Benefits paid	(761)	(258)	(2,402)
Transfer of the substitutional portion	—	(6,276)	(58,441)

Balance at end of year	19,441	15,922	148,263

Funded status	23,535	12,765	118,866
Unrecognized prior service cost	1,714	3,482	32,424
Unrecognized net actuarial gain or (loss)	(9,240)	(3,642)	(33,914)

Net amount recognized	¥16,009	12,605	$117,376

Amounts recognized in the balance sheet:
Accrued pension and severance cost	¥18,348	12,605	$117,376
Accumulated other comprehensive income (loss), gross of tax	(2,339)	—	—

Net amount recognized	¥16,009	12,605	$117,376

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligation	¥42,976	28,687	$267,129
Accumulated benefit obligation	37,789	26,614	247,826
Fair value of plan assets	19,441	15,922	148,263

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Other information about the retirement and severance plans of Advantest is as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

		2004	2005
Weighted-average assumptions used to determine benefit obligations as of March 31:
Discount rate		2.0%	2.0%
Rate of compensation increase		3.3%	3.1%

	2003	2004	2005
Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:
Discount rate	2.5%	2.5%	2.0%
Expected return on plan assets	3.0%	3.0%	3.0%
Rate of compensation increase	3.3%	3.3%	3.3%

Advantest determines the expected return based on the asset portfolio, historical returns and estimated future returns.

Plan assets:

Advantest’s domestic benefit plans’ weighted-average asset allocation at March 31, 2004 and 2005 by asset category are as follows:

	2004	2005
Equity securities	42.7%	63.8%
Debt securities	18.3	27.2
Cash	32.2	2.2
Life insurance company general accounts	6.8	6.8

	100.0%	100.0%

Advantest converted certain of its securities into cash in acknowledgement of the pending separation of the remaining substitutional portion (that is, the benefit obligation related to past services) by the year ended March 31, 2004.

Advantest’s investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants by attaining necessary long-term total returns on plan assets. Taking into consideration the expected returns, associated risks and correlations of returns between asset categories in plan assets, Advantest determines an optimal combination of equity and debt securities as Policy Asset Allocation (“PAA”). Plan assets are invested in individual equity and debt securities according to PAA with mid-term to long-term viewpoint, which is revised periodically to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Cash flows:

Advantest expects to contribute ¥2,125 million ($19,788 thousand) to its domestic defined benefit plans during the year ending March 31, 2006.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2006	¥323	$3,008
2007	381	3,548
2008	477	4,442
2009	607	5,652
2010	690	6,425
2011 - 2015	4,308	40,115

(18) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2003, 2004 and 2005 are as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2002	99,783,385	325,654

Purchase of shares	—	1,211,372

Number of shares as of March 31, 2003	99,783,385	1,537,026
Purchase of shares	—	4,141
Exercise of stock options	—	(21,000)
Decrease upon share exchange	—	(12,283)
Sale of shares	—	(139)

Number of shares as of March 31, 2004	99,783,385	1,507,745

Purchase of shares	—	6,004,290
Exercise of stock options	—	(152,000)
Sale of shares	—	(265)

Number of shares as of March 31, 2005	99,783,385	7,359,770

The Commercial Code of Japan provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Cash dividends for the years ended March 31, 2003, 2004 and 2005 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for the dividend for the second half-year of ¥25 ($0.23) per share, aggregating ¥2,311 million ($21,520 thousand), subsequently proposed by the Board of Directors in respect of the year ended March 31, 2005.

The amount available for dividends is determined under the Commercial Code of Japan is amounted to ¥89,360 million ($832,107 thousand) at March 31, 2005.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(19) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued warranty expenses for the years ended March 31, 2004 and 2005 were summarized as follows:

	2004	2005	2005
	Yen (Millions)		U.S. Dollars (Thousands)
Balance at beginning of year	¥2,396	3,121	$29,062
Addition	4,571	6,087	56,681
Acquisition	16	—	—
Utilization	(3,695)	(5,174)	(48,180)
Translation adjustments	(167)	56	522

Balance at end of year	¥3,121	4,090	$38,085

(20) Operating Segment and Geographic Information

The Company and subsidiaries (collectively “Advantest”) manufacture and sell semiconductor and component test system product group and mechatronics-related product group such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products. In accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, Advantest has three operating and reportable segments, which are the design, manufacturing, and sale of semiconductor and component test system, mechatronics system and services, support and others. These operating segments are determined based on the nature of the products and the markets.

The semiconductor and component test system business provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines provided by the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC semiconductors for non memory semiconductor devices. The mechatronics system business provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices and device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. The services, support and others business consists of comprehensive customer solutions provided in connection with the above businesses, support services, equipment lease business and others. Fundamental research and development activities and headquarters functions are represented by Corporate.

As of April 1, 2004, Advantest reclassified and regrouped its two reportable segments of “automated test equipment” and “measuring instruments” into the following three new segments; “semiconductor and component test system”, “mechatronics system” and “services, support and others”. Accordingly, the segment information for the years ended March 31, 2003 and 2004 have been restated based on the three new business segments.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Operating segment information during the years ended March 31, 2003, 2004 and 2005 are as follows:

	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
	Yen (Millions)
As of and for the year ended March 31, 2003:
Net sales to unaffiliated customers	59,191	19,341	19,208	—	97,740
Inter-segment	5,177	124	19	(5,320)	—

Sales	64,368	19,465	19,227	(5,320)	97,740
Depreciation and amortization	4,474	1,503	4,057	908	10,942
Operating income (loss)	(5,790)	(837)	(3,199)	(6,917)	(16,743)
Expenditures for additions to long-lived assets	1,747	544	4,732	541	7,564
Equity in losses of affiliates	(109)	—	—	—	(109)
Total assets	76,223	20,924	26,090	157,987	281,224
Equity investments	591	—	—	—	591

As of and for the year ended March 31, 2004:
Net sales to unaffiliated customers	119,765	33,988	20,465	—	174,218
Inter-segment	3,724	237	—	(3,961)	—

Sales	123,489	34,225	20,465	(3,961)	174,218
Depreciation and amortization	3,676	1,144	3,627	881	9,328
Operating income (loss)	28,690	11,233	(2,587)	(6,376)	30,960
Expenditures for additions to long-lived assets	1,457	913	3,161	90	5,621
Equity in losses of affiliates	(117)	—	—	—	(117)
Total assets	118,838	29,191	17,472	165,307	330,808

As of and for the year ended March 31, 2005:
Net sales to unaffiliated customers	173,938	45,821	19,680	—	239,439
Inter-segment	6,747	574	—	(7,321)	—

Sales	180,685	46,395	19,680	(7,321)	239,439
Depreciation and amortization	3,225	1,220	3,361	479	8,285
Operating income (loss)	50,624	13,662	3,402	(7,996)	59,692
Expenditures for additions to long- lived assets	2,431	654	5,709	554	9,348
Total assets	86,104	22,587	16,197	171,881	296,769

	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
	U.S. Dollars (Thousands)
As of and for the year ended March 31, 2005:
Net sales to unaffiliated customers	1,619,686	426,678	183,257	—	2,229,621
Inter-segment	62,827	5,345	—	(68,172)	—

Sales	1,682,513	432,023	183,257	(68,172)	2,229,621
Depreciation and amortization	30,032	11,360	31,297	4,460	77,149
Operating income (loss)	471,403	127,219	31,679	(74,458)	555,843
Expenditures for additions to long- lived assets	22,637	6,090	53,161	5,159	87,047
Total assets	801,788	210,327	150,824	1,600,531	2,763,470

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

The operating income in the business segment information for the year ended March 31, 2005 do not match the consolidated statements of operations as the business segment information does not include a net gain on settlement of substitutional portions of EPF of ¥3,317 million ($30,887 thousand) and the stock option cost of ¥2,290 million ($21,324 thousand). Profit and loss from these are not included in management’s analysis of results.

As discussed in Note 1 (k) to the consolidated financial statements, an impairment charge of ¥3,030 million for long-lived assets was included in the operating income (loss) of semiconductor and component test system and services, support and others for the year ended March 31, 2004.

Additions to long-lived assets included in Corporate consist of purchases of software and fixed assets for general corporate use.

Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

One customer and its related entities mainly in the semiconductor and component test system segment and the mechatronics system segment accounted for approximately 12%, 12% and 10% of total consolidated net sales for the years ended March 31, 2003, 2004 and 2005. Another customer accounted for approximately 15% for the years ended March 31, 2005.

Information as to Advantest’s net sales and long-lived assets in various geographical areas is as follows:

Net sales to unaffiliated customers for the years ended March 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005	2005
	Yen (Millions)			U.S. Dollars (Thousands)
Japan	¥38,873	57,990	60,025	$558,944
Americas	8,666	16,264	23,024	214,396
Europe	8,940	10,401	12,270	114,256
Asia	41,261	89,563	144,120	1,342,025

Total	¥97,740	174,218	239,439	$2,229,621

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia are generated in Korea, Taiwan, Singapore and others in the amount of ¥13,321 million, ¥13,605 million and ¥14,335 million for the year ended March 31, 2003, and ¥28,613 million, ¥31,819 million and ¥29,131 million for the year ended March 31, 2004, and ¥39,767 million ($370,304 thousand), ¥51,774 million ($482,112 thousand) and ¥52,579 million ($489,609 thousand) for the year ended March 31, 2005, respectively. Substantially all net sales indicated as Americas are generated in the United States of America.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-lived assets as of March 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005	2005
	Yen (Millions)			U.S. Dollars (Thousands)
Japan	¥52,961	48,226	50,096	$466,487
Americas	2,019	1,552	1,153	10,737
Europe	1,137	707	427	3,976
Asia	4,605	3,787	2,778	25,868

Total	¥60,722	54,272	54,454	$507,068

Long-lived assets are those assets located in each geographic area.

There is no individually material country with respect to long-lived assets outside Japan. Substantially all long-lived assets indicated as Americas are located in the United States of America.

(21) Related Party Transactions

Advantest sells products and purchases raw materials from Fujitsu Limited, its 10.9% owner as March 31, 2005 and its group companies (collectively “Fujitsu”). The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various pieces of software for internal use, information system related services, research and development materials and services from Fujitsu. Advantest had the following transactions with Fujitsu as of and for the years ended March 31:

	2003	2004	2005	2005
	Yen (Millions)			U.S. Dollars (Thousands)
Sales of products	¥2,327	2,766	2,933	$27,312
Purchases of raw materials	2,893	10,028	9,500	88,463
Receivables	1,381	1,882	1,552	14,452
Payables	2,198	6,746	4,648	43,281
Purchases of software, hardware and others	417	262	235	2,188
Research and development expenses, computer rentals, maintenance and other expenses	1,779	2,048	1,786	16,631

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(22) Per Share Data

The following table sets forth the computation of basic and diluted net income (loss) per share and cash dividends per share as of March 31:

	2003	2004	2005	2005
	Yen (Millions) except for per share data			U.S. Dollars (Thousands) except for per share data
Numerator:
Net income (loss)	¥(12,994)	17,329	38,078	$354,577

Denominator:
Basic weighted average shares of common stock outstanding	98,445,111	98,250,830	97,750,345
Dilutive effect of exercise of stock options and warrants	—	195,306	260,394

Diluted weighted average shares of common stock outstanding	98,445,111	98,446,136	98,010,739

Basic net income (loss) per share	¥(131.99)	176.37	389.54	$3.63
Diluted net income (loss) per share	(131.99)	176.02	388.51	3.62

Cash dividends per share	¥30.00	40.00	50.00	$0.47

Cash dividends per share are computed based on dividends declared with respect to earnings for the periods.

(23) Commitments and Contingent Liabilities

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002.

Advantest provides guarantees to third parties mainly for customers lease obligations. Advantest would be required to satisfy customers lease obligations in the event of default. The maximum amount of undiscounted payments is ¥569 million and ¥387 million ($3,604 thousand) at March 31, 2004 and 2005, respectively. The guarantees are collateralized by the leased equipment. At March 31, 2005, Advantest has not accrued any obligation with respect to such guarantees as it estimates the fair value of its obligations to be insignificant.

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(24) Subsequent Events

In July 2005, stock options were issued under a stock option plan approved by the meeting of Board of Directors and the 63rd annual general meeting of shareholders that were held in June 28, 2005. The details of issued stock options are as follows:

1. Date of Issuance	July 4, 2005
2. Number of stock acquisition right issued	7,590
3. Class and total number of shares underlying the stock acquisition rights	759,000 shares of common stock of Advantest Corporation (each stock acquisition right shall be exercisable for 100 shares)
4. Total subscription price to be paid upon exercise of each stock acquisition right	860,000 Yen per unit (8,600 Yen per share)
5. Exercise period of the stock acquisition rights	Between April 1, 2006 and March 31, 2010
6. The number of employees receiving stock acquisition rights	Directors, corporate auditors, executive officers and employees of the Company and its domestic and overseas subsidiaries, totaling 208

The company has not yet determined the fair value of the stock option granted on July 4, 2005.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Regulations of the Board of Directors of the Registrant (English translation)**

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation)**

2.1	Share Handling Regulations of the Registrant (English translation)***

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt*

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions***

12.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consents of Independent Registered Public Accounting Firms

*	Incorporated by reference to Advantest’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
**	Incorporated by reference to Advantest’s annual report on Form 20-F filed with the SEC on June 30, 2003 (file no. 1-15236).
***	Incorporated by reference to Advantest’s annual report on Form 20-F filed with the SEC on June 29, 2004 (file no. 1-15236).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANTEST CORPORATION

By:	/s/ HITOSHI OWADA
Name:	Hitoshi Owada
Title:	Director and Managing Executive Officer

Date: July 26, 2005