Form 20-F/A
period 2005-03-31
ADVANTEST CORP
filed 2005-09-29
CIK 1158838

As filed with the Securities and Exchange Commission on September 29, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

On July 26, 2005, Advantest filed an annual report for the fiscal year ended March 31, 2005 on Form 20-F with the United States Securities and Exchange Commission. Advantest is filing this Form 20-F/A (Amendment No. 1) to correct certain errors that were included in the version of the report of Ernst & Young ShinNihon that was previously filed with the Form 20-F. These errors were included only in the filed version of the report and did not appear in the original signed report of Ernst & Young ShinNihon. Advantest is filing the correct version of the report of Ernst & Young ShinNihon with this Form 20-F/A (Amendment No. 1). For technical reasons, Advantest is also re-filing the report of KPMG AZSA & Co. and the financial statements listed in Item 18 with this Form 20-F/A (Amendment No. 1). The report of KPMG AZSA & Co. and the financial statements being re-filed with this Form 20-F/A (Amendment No. 1) are identical to the versions previously filed on July 26, 2005.

Advantest has no further changes to the previously filed Form 20-F. All information in this Form 20-F/A (Amendment No. 1) is as of July 26, 2005 and does not reflect any subsequent information or events other than the changes to the report of Ernst & Young ShinNihon mentioned above.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F/A (Amendment No. 1).

1

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

/s/    KPMG AZSA & Co.

Tokyo, Japan

April 26, 2004, except for note 20, which is as of July 21, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Advantest Corporation:

We have audited the accompanying consolidated balance sheet of Advantest Corporation and subsidiaries (the “Company”) as of March 31, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

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

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(24) Subsequent Events

In July 2005, stock options were issued under a stock option plan approved by the meeting of Board of Directors and the 63rd annual general meeting of shareholders that were held in June 28, 2005. The details of issued stock options are as follows:

1. Date of Issuance	July 4, 2005
2. Number of stock acquisition right issued	7,590
3. Class and total number of shares underlying the stock acquisition rights	759,000 shares of common stock of Advantest Corporation (each stock acquisition right shall be exercisable for 100 shares)
4. Total subscription price to be paid upon exercise of each stock acquisition right	860,000 Yen per unit (8,600 Yen per share)
5. Exercise period of the stock acquisition rights	Between April 1, 2006 and March 31, 2010
6. The number of employees receiving stock acquisition rights	Directors, corporate auditors, executive officers and employees of the Company and its domestic and overseas subsidiaries, totaling 208

The company has not yet determined the fair value of the stock option granted on July 4, 2005.

ITEM 19.	EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)****

1.2	Regulations of the Board of Directors of the Registrant (English translation)**

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation)**

2.1	Share Handling Regulations of the Registrant (English translation)***

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt*

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries ****

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions***

12.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to Advantest’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).

**	Incorporated by reference to Advantest’s annual report on Form 20-F filed with the SEC on June 30, 2003 (file no. 1-15236).

***	Incorporated by reference to Advantest’s annual report on Form 20-F filed with the SEC on June 29, 2004 (file no. 1-15236).

****	Incorporated by reference to Advantest’s annual report on Form 20-F filed with the SEC on July 26, 2005 (File No. 1-15236).

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A Amendment No. 1 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANTEST CORPORATION

By:	/s/ HITOSHI OWADA
Name:	Hitoshi Owada
Title:	Director and Managing Executive Officer

Date: September 29, 2005