Form 20-F
period 2006-03-31
ADVANTEST CORP
filed 2006-06-28
CIK 1158838

As filed with the Securities and Exchange Commission on June 28, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-15236

KABUSHIKI KAISHA ADVANTEST

(Exact name of registrant as specified in its charter)

ADVANTEST CORPORATION

(Translation of registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

Shin Marunouchi Center Building

1-6-2, Marunouichi

Chiyoda-ku

Tokyo 100-0005

Japan

(81-3) 3214-7500

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 93,326,649 Common Stock at March 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2005” refers to the twelve-month period ended March 31, 2006. All other references to years refer to the applicable calendar year.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥117.47. This was the approximate exchange rate in Japan on March 31, 2006.

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

You should read the U.S. GAAP selected consolidated financial information presented below together with “Operating and Financial Review and Prospects” and Advantest’s consolidated financial statements as of March 31, 2005 and 2006 and for each of the years in the three year period ended March 31, 2006, together with the notes to such financial statements, included elsewhere in this annual report.

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under accounting principles generally accepted in the United States, or U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2003, fiscal 2004 and fiscal 2005 were included in its Japanese Securities Reports filed with the Director of the Kanto Local Finance Bureau.

	Year ended March 31,
	2002	2003	2004	2005	2006	2006
	(in millions, except per share and share data)					(thousands, except per share and share data)
Consolidated Statement of Income Data:
Net sales	¥95,244	¥97,740	¥174,218	¥239,439	¥253,922	$2,161,590
Operating income (loss)	(37,105)	(16,743)	30,960	60,719	64,458	548,719
Income (loss) before income taxes	(38,480)	(18,688)	28,878	61,808	67,454	574,223
Net income (loss)	(23,906)	(12,994)	17,329	38,078	41,374	352,209
Net income (loss) per share:
Basic	(240.38)	(131.99)	176.37	389.54	446.34	3.80
Diluted	(240.38)	(131.99)	176.02	388.51	443.96	3.78
Basic weighted average shares outstanding	99,453,203	98,445,111	98,250,830	97,750,345	92,694,513	92,694,513
Diluted weighted average shares outstanding	99,453,203	98,445,111	98,446,136	98,010,739	93,191,540	93,191,540

	As of March 31,
	2002	2003	2004	2005	2006	2006
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Assets	¥307,562	¥281,224	¥330,808	¥296,769	¥350,776	$2,986,090
Current installments of long-term debt	43	2,243	4,543	20,043	30	255
Long-term debt, less current installments	26,868	24,626	20,083	40	10	85
Stockholders’ equity	240,716	210,663	221,768	206,749	257,927	2,195,684

	Year ended March 31,
	2002	2003	2004	2005	2006	2006
	(in millions, except percentages)					(in thousands)
Other Data:
Capital expenditures	¥13,254	¥7,564	¥5,621	¥9,348	¥8,327	$70,852
Research and development expenses	26,674	23,615	21,637	26,280	26,927	229,224
Cash flows provided by operating activities	9,009	4,967	28,215	90,327	59,480	506,342
Cash flows used in investing activities	(18,573)	(8,419)	(5,070)	(8,250)	(8,542)	(72,716)
Cash flows used in financing activities	(9,463)	(14,488)	(6,376)	(63,036)	(18,336)	(156,091)
Operating margin(1)	(38.96)%	(17.13)%	17.77%	25.36%	25.38%
Net income margin(2)	(25.10)%	(13.29)%	9.95%	15.90%	16.29%

(1)	Operating income as a percentage of net sales.
(2)	Net income as a percentage of net sales.

Dividends

Advantest normally pays cash dividends twice per year. Advantest’s board of directors recommends dividends to be paid following the end of each fiscal year. This recommended dividend must then be approved by shareholders at the ordinary general meeting of shareholders usually held in June of each year. Immediately following approval of the dividend at the shareholders’ meeting, Advantest pays the dividend to holders of record as of the preceding March 31. In addition to these year-end dividends, Advantest may pay interim dividends in the form of cash distributions from its surplus to its shareholders of record as of September 30 in each year by resolution of its board of directors and without shareholder approval. Advantest normally pays interim dividends in December.

The following table sets forth the dividends paid by Advantest for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the dividends shown are based on the exchange rate in Japan on each record date shown.

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 2001	¥25	$0.21
March 31, 2002	15	0.11
September 30, 2002	20	0.16
March 31, 2003	10	0.08
September 30, 2003	15	0.13
March 31, 2004	25	0.24
September 30, 2004	25	0.23
March 31, 2005	25	0.23
September 30, 2005	25	0.22
March 31, 2006	45	0.38

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥117.47. This was the approximate exchange rate in Japan on March 31, 2006.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 21, 2006 was $1.00 = 114.76. Advantest does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended/ending March 31,	At end of period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2002	¥132.70	¥125.64	¥134.77	¥115.89
2003	118.07	121.10	133.40	115.71
2004	104.18	112.75	120.55	104.18
2005	107.22	107.28	114.30	102.26
2006	117.48	113.67	120.93	104.41
2007 (through June 21, 2006)	114.76	113.60	118.66	110.07

Month ended	High	Low
	(¥ per $1.00)
December 31, 2005	¥120.93	¥115.78
January 31, 2006	117.55	113.96
February 28, 2006	118.95	115.82
March 31, 2006	119.07	115.89
April 30, 2006	118.66	113.79
May 31, 2006	113.46	110.07

3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant cyclicality in the semiconductor industry

Advantest’s business depends largely upon the capital expenditures of semiconductor manufacturers, test houses and foundries. These companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and demand for products incorporating semiconductors. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in test system, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for semiconductor and component test systems and other test systems, including those of Advantest. The market for memory semiconductors, or semiconductors that contain only memory circuits, is especially cyclical as compared to non memory semiconductors, or semiconductors that contain circuits other than memory circuits. In fiscal 2005, 52.4% of Advantest’s net sales from semiconductor and component test systems were derived from the sale of semiconductor test systems for memory semiconductors. Although this figure is less than the 68.5% from fiscal 2004, it still remains over 50%. Any cyclical downturns in the memory semiconductor market will therefore be likely to adversely affect Advantest’s business more than that of its competitors which sell a lower proportion of memory semiconductors.

The worldwide semiconductor market contracted significantly during 2001 and grew by only 1.3% in 2002 compared to 2001. The semiconductor market recovered significantly, however, recording 18.3% growth in 2003 and 28.0% growth in 2004. Compared with the significant increase in 2004, the growth of the semiconductor market moderated to 6.8% in 2005. Worldwide sales of memory semiconductors, which declined by 49.5% in 2001 as compared with 2000, increased by 8.7% in 2002 as compared with 2001 and further increased by 20.2%, 45.0% and 2.9% in 2003, 2004 and 2005, respectively on a year-on-year basis, primarily due to the increase in demand for flash memory semiconductors used in digital consumer products and for DRAM semiconductors used in personal computers. Worldwide sales of non memory semiconductors, which declined by 26.5% in 2001 compared to 2000, declined by 0.4% in 2002 as compared with 2001, but increased by 17.8% and 23.9% in 2003 and 2004, respectively on a year-on-year basis, primarily due to the increase in demand for personal computers and other digital consumer products such as digital cameras, digital versatile disc, or DVD recorders and flat-panel TVs. Net sales of memory semiconductors and non memory semiconductors were sluggish after the summer of 2004 due to adjustments of excess inventory by semiconductor manufacturers. However, demand recovered as the adjustment of excess inventory stabilized after the spring of 2005 and the market for personal computers (especially notebooks) and digital consumer devices (especially flat-panel TVs and portable music players) expanded. Accordingly, net sales of semiconductors increased by 7.9% in fiscal 2005, as compared with the previous fiscal year.

The cyclicality of the market for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	the consumer demand for digital consumer products such as flat-panel TVs and DVD recorders;

•	the sales levels in the personal computer industry;

•	the levels of investment in communications infrastructure and the effect on the mobile telephone industry; and

•	currency exchange rate fluctuations.

After recording record sales and profits in fiscal 2000, Advantest experienced a 65.6% decrease in net sales in fiscal 2001. More recently, in fiscal 2003, due to the recovery of investments in semiconductors, Advantest recorded an increase of 78.2% compared to fiscal 2002. Net sales for the first half of fiscal 2004 was of ¥146,589 million, which is the highest net sales Advantest achieved in any interim six-month period. Reflecting the adjustment of excess inventories by semiconductor manufacturers, however, net sales for the second half of fiscal 2004 dropped to ¥92,850 million. Net sales for the full fiscal 2004 stood at ¥239,439 million, representing a 37.4% increase over fiscal 2003 and contributing to current net income of ¥38,078 million. In fiscal 2005, the adjustment of excess inventory by semiconductor manufacturers ended, and net sales resumed its increase. Net sales for the first half of fiscal 2005 was ¥107,099 million, and net sales for the second half of fiscal 2005 was ¥146,823 million. Throughout fiscal 2005, net sales increased by 6.0% as compared with the previous fiscal year to ¥253,922 million, and net income achieved ¥41,347 million in fiscal 2005.

Accordingly, Advantest believes that its results are significantly impacted by the highly cyclical nature of the semiconductor industry. Significant downturns in, among others, the semiconductor industry would therefore adversely affect Advantest’s financial condition and results of operations.

If Advantest does not introduce new products meeting its clients’ technical requirements in a timely manner and at competitive prices, its products will become obsolete and its financial conditions and results of operations will suffer

Advantest sells its products to several industries that are characterized by rapid technological changes, the frequent introduction of new products and services, varying and unpredictable product lifecycles and evolving industry standards. Advantest anticipates that future demand for its products will be driven, in large part, by advances in semiconductor technology, which create new testing requirements that are not adequately addressed by currently installed semiconductor test systems. These advances and customers’ needs include:

•	the introduction of “system-on-a-chip”, or SoC, semiconductors that incorporate more advanced memory, logic and analog circuits;

•	investment by memory semiconductor manufacturers in facilities that are used to produce memory semiconductors such as DDR2-SDRAM and the next generation DDR3-SDRAM;

•	investment by semiconductor manufacturers in mechatronics related products which transport devices faster, more accurately and more stably;

•	the use of self-test technologies that employ circuit designs incorporated into the circuits of semiconductor chips; and

•	prompt response and quick repair in the event of failure.

Advantest also believes demand for its products, including semiconductor and component test systems, will continue to be strongly affected by the level of demand for personal computers, high-speed wireless and wireline data services and digital consumer products. It is likely that advances in technologies used in those products and services require new testing systems. Without the timely introduction of semiconductor test systems capable of effectively testing and measuring equipment that use new technologies, Advantest’s products and services will become technologically obsolete over time.

The failure of Advantest to meet its customers’ technical requirements at a competitive price or to deliver conforming equipment in a timely manner can result in its products being replaced by equipment of a competitor or an alternative technology solution. Accordingly, Advantest’s inability to provide a product that meets requested performance criteria at an acceptable cost when required by its customers would severely damage its reputation with that customer and could adversely affect future sales efforts with respect to that customer.

Advantest may not recoup costs incurred in the development of new products

Enhancements to existing products and the development of new generations of products are, in most cases, costly processes. Furthermore, because the decision to purchase semiconductor and component test systems products and mechatronics systems generally involves a significant commitment of capital, the sale of this equipment typically involves a lengthy sales period and requires Advantest to expend substantial funds and sales efforts to secure the sale. Advantest’s enhancements or new generations of products may not generate net sales in excess of development and sales costs if, for example, these new enhancements or products are quickly rendered obsolete by changing customer preferences, the introduction by Advantest’s competitors of products embodying new technologies or features, the introduction by Advantest’s customers of new products that require different testing functions or the failure of the market for Advantest’s customer’s products to grow at the rate, or to the levels, anticipated by Advantest. This risk is believed to be particularly acute with respect to test systems for SoC semiconductors because, in general, new SoC semiconductors product lines are introduced to market more frequently than new memory semiconductor product lines. In some cases, Advantest must anticipate industry trends and develop products in advance of the commercialization of its customers’ products. This requires Advantest to make significant investments in product development well before it determines the commercial viability of these innovations. If Advantest’s customers fail to introduce their devices in a timely manner or the market rejects their devices, Advantest may not recover its investments in product development through sales in significant volume.

Advantest faces substantial competition in all areas of its businesses and, if Advantest does not compete effectively, its business may be harmed

Advantest faces substantial competition throughout the world. Advantest’s primary competitors in the semiconductor and component test system market include, among others, Yokogawa Electronic Corporation,

Teradyne, Inc., Verigy Pte. Ltd. and Credence Systems Corporation. In the mechatronics system market, Advantest has also been competing with TechWing Inc., Delta Design and Yokogawa Electronic Corporation. In addition, in the services, support and others segment, Advantest has been competing with competitors providing similar businesses. Some of Advantest’s competitors have greater financial and other resources than Advantest.

Advantest faces many challenges in its businesses, including increased pressure from customers to produce semiconductor and component test systems and mechatronics systems that reduce testing costs. To compete effectively, Advantest must continue to enhance its business processes to lower the cost of its products, as well as introduce enhancements that lower overall testing costs. Advantest also expects its competitors to continue to introduce new products with improvements in price and performance, as well as increase their customer service and support offerings. Significant increases in competition may erode Advantest’s profit margin and weaken its earnings.

Advantest’s product lines are facing significant price pressure

Price pressure in Advantest’s businesses is adversely affecting Advantest’s operating margins. Advantest believes that price pressure with respect to semiconductors continues to grow even during periods when demand, in terms of volume, for semiconductors is increasing, resulting in continuous pressure on the market price for products in the Semiconductor and Component Test System Segment and Mechatronics System Segment. During these periods, Advantest’s customers seek to increase their production capacities while minimizing their capital expenditures. Advantest believes that, despite the continued recovery in the semiconductor market since fiscal 2003, price pressure continues to persist. In addition, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on Advantest’s product lines. A further increase in price pressure will adversely affect Advantest’s future financial conditions and results of operations.

The market for Advantest’s major products is highly concentrated, and Advantest may not be able to increase sales of its products because of limited opportunities

The market for test systems for memory semiconductors in the semiconductor and component test system segment is highly concentrated, with a small number of large semiconductor manufacturers, test houses and foundries accounting for a large portion of total sales in the semiconductor test system industry. Advantest believes that this market concentration will become even more severe in the future as a move towards consolidation in the semiconductor industry has recently begun, with larger semiconductor device manufacturers, foundries and test houses acquiring smaller, often financially-troubled, semiconductor market participants. Advantest’s ability to increase sales will depend in large part upon its ability to obtain or increase orders from large-volume customers.

Advantest’s largest customers currently account for a significant part of its net sales, and the loss of one or more of these customers could harm its business

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers, a small number of which currently accounts for a significant portion of its net sales. Sales to Advantest’s largest customer as a percentage of its total sales were approximately 12% in fiscal 2003, approximately 15% in fiscal 2004 and approximately 17% in fiscal 2005. Sales to the Advantest’s five largest customers accounted for approximately 37% of total net sales in fiscal 2003, approximately 42% in fiscal 2004, and approximately 41% in fiscal 2005. The loss of one or more of these major customers could materially harm Advantest’s business.

Fluctuations in exchange rates could reduce Advantest’s profitability

Advantest derives a majority of its net sales from products sold to customers located outside of Japan. Approximately 68% of Advantest’s fiscal 2005 net sales were from products sold to overseas customers. Most of

Advantest’s products are manufactured in Japan, but approximately 31% of Advantest’s net sales in fiscal 2005 were made in currencies other than the yen, predominantly the U.S. dollar. A strengthening in the yen relative to the U.S. dollar and, to a much lesser extent, currencies of those other countries where Advantest sells its products would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies and could hurt sales in those countries. In addition, significant fluctuations in the exchange rate between the yen and foreign currencies, especially the U.S. dollar, could require Advantest to lower its prices with respect to foreign sales of its products that are priced in yen, and reduce the yen equivalent amounts of its foreign sales for products that are based in U.S. dollars or other foreign currencies, and thus reduce its profitability. These fluctuations could also cause prospective customers to push out or delay orders because of the increased relative cost of Advantest’s products. In the past, there have been significant fluctuations in the exchange rate between the yen and the currencies of countries in which Advantest does business.

The failure by Advantest to meet demand for its products upon a significant expansion in the semiconductor and component test systems and mechatronics system markets would likely adversely affect its future market share and financial results

If the market for semiconductor and component test systems and mechatronics systems were to suddenly expand, Advantest would require a significant increase in production capabilities, including personnel, in order to fully capitalize on such a recovery. The failure of Advantest to adjust to such unanticipated increases in demand for its products during any such a recovery could result in Advantest losing one or more of its existing large-volume customers or losing the opportunity to establish a strong relationship with large-volume customers with which it currently does little or no business. Any such failure would likely adversely affect Advantest’s future market share and its financial results.

Advantest may not recoup its investment in OPENSTAR®, as it may not be broadly accepted, or otherwise benefit from the successful adoption of OPENSTAR®

Advantest is now striving to enhance the adoption of OPENSTAR®, an industry-wide, open architecture, because it believes that OPENSTAR® will provide an opportunity for late entrants to the test systems for SoC semiconductors market, such as Advantest, to increase their market share and thus improve their operation results.

However, even if OPENSTAR® is broadly accepted by the semiconductor industry, the consequences of the adoption of OPENSTAR® on Advantest’s business are uncertain. OPENSTAR® is an open architecture that can be used by all semiconductor industry participants. The adoption of the new standard could therefore result in an increase in the number of market participants and in a loss of market share for Advantest. In addition, OPENSTAR® is a new standard that will require all test system manufacturers, including Advantest, to re-design their products. There can be no assurance that Advantest will be able to design and manufacture products based on this new standard that meet the cost and technical requirements of SoC semiconductor manufacturers. These and other uncertainties that can result from the adoption of OPENSTAR® could adversely affect Advantest’s test systems for SoC semiconductors business.

Advantest’s dependence on subcontractors and on sole source or a limited number of suppliers for its components and parts may prevent it from delivering an acceptable product on a timely basis

Advantest relies on subcontractors to perform the low-end assembly requirements for its products. For example, Advantest has been outsourcing the assembly of the numerous circuit boards. In addition, many of the components used in Advantest’s semiconductor and component test systems and mechatronics systems are produced by suppliers based on Advantest’s specifications. Advantest’s reliance on these subcontractors and suppliers gives it less control over the manufacturing process and exposes it to significant risks, especially inadequate manufacturing capacity, late delivery, substandard quality, lack of labor availability and high costs. In addition, Advantest depends on sole source or a limited number of suppliers for a portion of its components and parts. Advantest does not maintain long-term supply agreements with most of its suppliers, and it purchases most of its components and parts through individual purchase orders. If suppliers become unable to provide components or parts in the volumes needed and at acceptable prices, Advantest would have to identify and procure acceptable replacements. Furthermore, the markets for semiconductors and other specialized components have, in the past, experienced periods of inadequate supply to meet demand. The process of selecting subcontractors or suppliers and of identifying suitable replacement components and parts is a lengthy process and can result in Advantest being unable to deliver products meeting customer requirements on a timely basis. Advantest has, in the past, been unable to deliver its products according to production schedules due to the inability of suppliers to supply components and parts based on Advantest’s specifications and due to other shortages in components and parts.

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

If Advantest’s facilities, particularly its semiconductor and component test system manufacturing factories, were to experience a catastrophic loss, it would materially disrupt Advantest’s operations, delay production, shipments and revenue, and result in large expenses to repair or replace the facility. Advantest has insurance to cover most potential losses at its manufacturing facilities, other than those that result from earthquakes. However, this insurance may not be adequate to cover all possible losses. Similar disruptions to Advantest’s business may occur if the facilities of Advantest’s subcontractors and suppliers or if the facilities of Advantest’s information system network were to experience a catastrophic loss.

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with doing business internationally because it sells its products, and purchases parts and components from, around the world. In fiscal 2005, 52.3% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consisted of sales in Taiwan, the People’s Republic of China and Korea, 10.0% from the Americas and 5.7% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the Americas, Europe, and Asian countries including Singapore, Taiwan, the People’s Republic of China and Korea and some of Advantest’s suppliers are also located overseas. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

•	political and economic instability, natural calamities or other risks related to countries where Advantest procures its components and parts or sells its products;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulty in staffing and managing widespread operations;

•	differing protection of intellectual property; and

•	difficulties in collecting accounts receivable because of distance and different legal rules.

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

Chemicals used by Advantest may become subject to more stringent regulations, and Advantest may be required to incur significant costs in adapting to new requirements

Advantest uses chemicals in the manufacturing of its products, the manufacture, processing and distribution of which are subject to environmental related laws, regulations and rules of Japanese governmental agencies, as well as by various industry organizations and other regulatory bodies in other countries. These regulatory bodies may strengthen existing regulations governing chemicals used by Advantest and may also begin to regulate other chemicals used by Advantest. For example, Advantest uses lead solder for mounting electronic parts and components for its products. Beginning August 2005, the European Union implemented regulations on the collection, treatment, recycling and recovery of electrical and electronic equipment waste and beginning July 2006, will implement regulations on the usage of lead, mercury, cadmium and other hazardous substances in electrical and electronic equipment. Further, as a method to cool some of its semiconductor and component test systems, Advantest uses a type of perfluorocarbon, or PFC, that is not currently regulated by laws related to the ozone layer protection and global warming. Advantest believes that it is in compliance with current regulations; however, Advantest must be prepared to adapt to regulatory requirements in all relevant countries as requirements change. Advantest may be required to incur significant cost in adapting to new requirements. Any failure by Advantest to comply with applicable government or industry regulations could result in the imposition of fines or restrictions on its ability to carry on or expand its operations.

Advantest could suffer significant liabilities, litigation costs or licensing expenses or be prevented from selling its products if it is infringing the intellectual property of third parties

Advantest may be unknowingly infringing the intellectual property rights of third parties and may be held responsible for that infringement. To date, Advantest has not been the subject of a material intellectual property claim. However, any future litigation regarding patents or other intellectual property infringement could be costly and time consuming and divert management and key personnel from Advantest’s business operations. If Advantest loses a claim, it might be forced to pay significant damages, pay license fees, modify its products or processes, stop making products or stop using processes. A license could be very expensive to obtain or may not be available at all. Changing Advantest’s products or processes to avoid infringing the rights of third parties may be costly or impractical.

Advantest may be unable to protect its proprietary rights due to the difficulty of Advantest gaining access to, and investigating, the products believed to infringe Advantest’s intellectual property rights

Advantest relies on patents, utility models, design rights, trademarks and copyrights obtained in various countries to actively protect its proprietary rights. For instance, with respect to the device interface market,

Advantest has taken legal action based on its patent and utility model rights against manufacturers that sell replicas of Advantest’s products and, in some instances, has obtained injunctions against sales of such replicas. However, in general, it is difficult for Advantest to gain access to, and investigate, the products believed to infringe its intellectual property rights. Therefore, Advantest cannot ensure that its intellectual property rights will provide meaningful protection of its proprietary rights. Nevertheless, Advantest is focused on protecting its intellectual property rights from third party infringement and will continue to monitor and enforce its rights.

The technology labor market is very competitive, and Advantest’s business will suffer if Advantest is unable to hire and retain engineers and other key personnel

Advantest’s future success depends partly on its ability to attract and retain highly qualified engineers for its research and development and customer service and support divisions. If Advantest fails to hire and retain a sufficient number of these personnel, it will not be able to maintain and expand its business. Advantest may need to revise its compensation and other personnel related policies to retain its existing officers and employees and attract and retain the additional personnel that it expects to require.

Investor confidence and the value of Advantest’s ADRs and ordinary shares may be adversely impacted if Advantest’s independent registered public accounting firm is unable to provide adequate attestation over the adequacy of the internal control over Advantest’s financial reporting as of March 31, 2007 as required by Section 404 of the Sarbanes-Oxley Act of 2002

The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to Advantest’s Annual Report on Form 20-F for the fiscal year ending March 31, 2007. Although Advantest intends to diligently and vigorously review its internal controls over financial reporting in order to ensure compliance with Section 404 requirements, if Advantest’s independent registered public accounting firm is not satisfied with Advantest’s internal control over its financial reporting or the level at which its controls are documented, designed, operated or reviewed, then they may decline to attest to management’s assessment or may issue a report that is qualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of Advantest’s financial statements, which ultimately could negatively impact the market price of Advantest’s ADRs and ordinary shares.

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

There are restrictions on the withdrawal of shares from Advantest’s depositary receipt facility

Under Advantest’s ADS program, each ADS represents the right to receive one-fourth of one share. To withdraw any shares, a holder of ADSs has to surrender for cancellation American Depositary Receipts, or ADRs, evidencing 400 ADSs or any integral multiple thereof. Each ADR bears a legend to that effect. As a result, holders of ADSs are unable to withdraw fractions of shares or units or receive any cash settlement from the depositary in lieu of withdrawal of fractions of shares or units. Holders of shares representing less than one unit, or 100 shares, may require Advantest to repurchase those shares, whereas holders of ADSs representing less than one unit of shares are unable to exercise this right because the holders of these ADSs are unable to withdraw the underlying shares. Under Advantest’s ADS program, an ADS holder cannot cause the depositary to require Advantest to repurchase fractions of shares or units on its behalf. For a further discussion of the ADSs and the ADS program, see “Description of American Depositary Receipts” set forth in Advantest’s registration statement on Form F-1 filed with the Securities and Exchange Commission on July 22, 2002. For a further discussion of the Japanese unit share system, see “Additional Information—Memorandum and Articles of Association—The Unit Share System”.

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

Advantest commenced operations in July 1954, and was incorporated in December 1954 under the name Takeda Riken Industry Co., Ltd. as a limited liability, joint-stock company in Japan under the Commercial Code of Japan. At the time of incorporation, Takeda Riken’s primary business was the design, manufacture and sale of measuring instruments for Japanese electronics manufacturers. Takeda Riken started focusing on semiconductor test equipment for the semiconductor industry in 1968 and was the first to domestically produce semiconductor test equipment in 1972. In 1971, Takeda Riken entered into its first distribution agreement with a foreign distributor and, in 1973, established its first representative office in the U.S. to gather information on technology and distribution and to establish dealer relationships. These two milestones launched the company’s long-term goal of becoming a global manufacturer of testing and measuring products. Takeda Riken has been listed on the Tokyo Stock Exchange since February 1983. Takeda Riken changed its registered name to Advantest Corporation in October 1985.

Laws within the Commercial Code relating to companies were replaced by the Company Law as of May 2006, and a company that previously existed under the Commercial Code, such as Advantest, continues to exist under the Company Law.

Advantest applies its capital expenditures chiefly to the streamlining of development, production of new products, energy saving initiatives and the expansion of production capacity. Advantest’s capital expenditures were ¥5.6 billion, ¥9.3 billion and ¥8.3 billion in fiscal 2003, 2004 and 2005, respectively. As of June 1, 2006, Advantest does not have any major capital expenditures in progress.

Advantest’s principal executive offices are located at Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan. Advantest’s telephone number in Japan is (81-3) 3214-7500.

4.B	BUSINESS OVERVIEW

Overview

The Advantest group is comprised of Advantest Corporation and its 40 consolidated subsidiaries and conducts its business in the following segments:

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

Sales by Segment

The following table illustrates net sales by each segment for the last three fiscal years.

	Fiscal 2003		Fiscal 2004		Fiscal 2005
Segment	Sales (in millions)%		Sales (in millions)%		Sales (in millions)%
Semiconductor and Component Test System Segment	¥123,489	70.9	¥180,685	75.5	¥191,415	75.4
Mechatronics System Segment	34,225	19.6	46,395	19.4	48,260	19.0
Services, Support and Others Segment	20,465	11.8	19,680	8.2	19,062	7.5
Intercompany transactions elimination	(3,961)	(2.3)	(7,321)	(3.1)	(4,815)	(1.9)

Total Net Sales	¥174,218	100.0%	¥239,439	100.0%	¥253,922	100.0%

Industry Overview

Advantest offers products in semiconductor and component test systems, mechatronics systems, and services, support and others. Advantest’s main customers are semiconductor and electronic components manufacturers, foundries and test houses. Advantest believes that the following factors will promote growth of the business carried out by its main customers.

•	the move to lower-cost, smaller, faster and more powerful and energy efficient semiconductors and electronic components;

•	the increase in demand for higher performance servers and personal computers;

•	the increase in demand for digital consumer products such as flat-panel TVs, DVD recorders and portable music players;

•	the emergence of new models of high-performance game machines;

•	the increasing levels of wireless communications penetration worldwide due to the expansion of the mobile phone industry;

•	the development of higher speed communications infrastructure;

•	the use of fiber optic networks to provide high-speed voice, data and video services;

•	the increasing focus on the production of electronic devices that incorporate semiconductor and communications technologies; and

•	the increase in demand for electronic components including semiconductors and sensors, in response to technological advancement of automobiles.

Advantest believes that these factors will continue to provide it with long-term growth opportunities because they should lead to additional capital expenditures by its customers, resulting in an expansion of businesses for Advantest. However, the capital expenditures of Advantest’s customers may be adversely affected by the following factors:

•	the level of demand for semiconductors and electronic components;

•	advancements in semiconductor and electronic components technology; and

•	changes in semiconductor and electronic components manufacturing processes.

Demand for Semiconductors and Electronic Components

Demand for semiconductor and component test systems and mechatronics systems is closely related to the volume of semiconductors and electronic components produced and the resulting capital expenditure of semiconductor manufacturers and others.

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

Semiconductor sales have increased significantly over the long-term. However, semiconductors, particularly memory semiconductors, have experienced significant cyclical variations in growth rates. According to World Semiconductor Trade Statistics, the worldwide sales of all semiconductors increased from approximately

$50 billion in 1990 to approximately $204 billion in 2000, with cycles of growth and contraction occurring during the period. In 2001, worldwide semiconductor sales fell by approximately $65 billion, or approximately 32%, compared to the previous year to approximately $139 billion. While sales in 2002 increased only marginally compared to the previous year, sales climbed sharply by approximately $25 billion or 18% compared to the previous year to $166 billion in 2003. Sales in 2004 increased by approximately $46.6 billion or 28% to $213 billion, and sales in 2005 increased by $14.5 billion or 6.8% to $227.5 billion, compared to the previous year, due to continuing demand in major applications such as personal computers. The following table sets forth the size of the market for memory semiconductors, non memory semiconductors (including SoC semiconductors) and all semiconductors between 1999 and 2005 and the projected market size between 2006 and 2008 as compiled and estimated by World Semiconductor Trade Statistics as of May 2006.

	Actual Year ended December 31,							Projected Year ending December 31,
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	(in millions)							(in millions)
Memory	$32,286	$49,227	$24,875	$27,041	$32,506	$47,136	$48,519	$55,301	$62,947	$70,921
Non memory	117,093	155,167	114,088	113,672	133,920	165,891	178,965	195,158	215,054	242,579

Total	$149,379	$204,394	$138,963	$140,713	$166,426	$213,027	$227,484	$250,459	$278,001	$313,500

The market for semiconductors improved significantly in 1999 and the first half of 2000. However, in the second half of 2000, market prices for both memory semiconductors and SoC semiconductors began to decrease significantly. This downturn continued and deepened throughout 2001 and, despite increased demand generated by some segments of the digital consumer electronics market, in particular the flat-panel TVs, DVD recorder and high-end wireless handset markets, market prices for semiconductors remained depressed and the overall market for semiconductors remained weak in 2002 as well. This weakness in demand was a result of, among other factors, the global economic downturn, sluggish sales of personal computers and continued low levels of investment in communications infrastructure.

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

The semiconductor market bottomed out in the second half of fiscal 2001 and then improved from fiscal 2002 to the first half of fiscal 2004. However, the market slowed down beginning in the second half of fiscal 2004 due to the adjustment of excess inventories by semiconductor manufacturers. However, the market recovered sooner than expected, improving in the first half of fiscal 2005 and expanding further in the second half of fiscal 2005. According to data published by World Semiconductor Trade Statistics as of May 2006, the market for memory semiconductors will grow at a compound annual growth rate of approximately 13.5% over the next three years to approximately $70.9 billion in 2008. Advantest believes that demand for memory semiconductors will be generated in the foreseeable future by the prevalence of DDR2-SDRAM, which has a higher operating speed than DDR-SDRAM, the next generation DDR3-SDRAM, flash memory and other high-end semiconductors. While World Semiconductor Trade Statistics estimates that the non memory semiconductor market will grow at a compound annual growth rate of approximately 10.7% over the next three years to approximately $242.6 billion in 2008. Advantest believes that the demand for non memory semiconductors will generally grow in the foreseeable future, led by the further prevalence of digital consumer products, including flat-panel TVs, DVD recorders, and the new developments in personal computers or high performance mobile phones.

Advancements in Semiconductor and Electronic Component Technology

Advantest believes that demand for semiconductor and component test systems and mechatronics systems is also affected by the rate of change and development in semiconductor and electronic component technology. Current changes in the semiconductor and electronic component industry relate to the innovation of digital consumer products and communications technologies. Demand for faster semiconductors and electronic components that are smaller in size, incorporate more functions and require less power to operate is being driven by:

•	growing demand for, and continuous improvements in, consumer electronics products, such as flat-panel TVs, DVD recorders, digital cameras, television game consoles and mobile phone handsets; and

•	requirements of communications network equipment, such as network routers, switches and base stations, as well as wireless handsets and other Internet access devices, to enable advances in Internet hardware and software applications, increases in infrastructure performance and simplification and miniaturization of Internet access devices.

Demand for personal computers and servers with higher performance and capabilities is also driving changes in the memory semiconductor sector. This demand is causing manufacturers to shift to the production of memory semiconductors, including memory semiconductors that allow higher-speed data transfer such as DDR2-SDRAM and the next generation DDR3-SDRAM, and flash memory that feature large capacity and nonvolatility. Advantest believes that this shift is creating demand for test systems for memory semiconductors capable of handling these new types of memory semiconductors. In addition, Advantest believes that additional demand for mechatronics systems, including test handlers and device interfaces connecting semiconductor devices and test systems, will be created and will grow in line with advances in semiconductor technologies.

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

Production Outsourcing

In recent years, semiconductor manufacturing and testing processes have become more complex and capital intensive. As a result, an increasing portion of the manufacturing and testing functions are being subcontracted out, by companies that design, but outsource the production of, semiconductors, namely fabless design companies, in order to reduce capital expenditures. This trend has resulted in an increase in the number of test houses that accept test process outsourcing and foundries that accept manufacturing process outsourcing. Foundries either perform testing in-house or outsource their testing needs to test houses. This trend towards production outsourcing, particularly to test houses, has increased the number of potential customers for semiconductor and component test system manufacturers, although it has not significantly affected total demand for Advantest’s products. In addition, Advantest believes that semiconductor and component test systems which have been used for the product lines of multiple semiconductor designers are deemed most appropriate by fabless design companies, foundries and test houses. Advantest believes this compatibility requirement on the part of fabless design companies and test houses or foundries gives semiconductor and component test system manufacturers with broader product lines and larger market shares an advantage over smaller competitors. Outsourcing has also been utilized for electronic component manufacturing.

Technological Innovation in Manufacturing Processes

One of the recent innovations in semiconductor manufacturing processes is the production of semiconductors using 300 millimeter wafers. Wafers are circular flat pieces of silicon from which multiple semiconductor chips are constructed using photo-etching and other manufacturing processes. The use of 300 millimeter wafers will allow manufacturers to increase average semiconductor production per wafer by 125% when compared to production using conventional 200 millimeter wafers. Many manufacturers announced delays in investment in 300 millimeter wafer factories beginning in the second half of 2000 due to negative trends in the semiconductor market. However, investment in these factories by some manufacturers resumed at the end of 2002, investment increased from 2003 to 2005, and is expected to continue to increase during 2006. Investment in these facilities is expected to lead to demand for new semiconductor and component test systems and test handlers with increased throughput capabilities for semiconductor manufacturers to capture fully the cost efficiencies associated with the use of 300 millimeter wafers.

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

Strengthen the test system business for SoC semiconductors

Advantest believes that the market for test systems for SoC semiconductors in 2005 was approximately twice the size of the market for test systems for memory semiconductors. Advantest has therefore devoted its resources to develop test systems for SoC semiconductors to meet the demands of a large number of manufacturers for the testing of a wide variety of SoC semiconductors.

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

Focus sales and support efforts on key customer accounts

Advantest believes that a small number of large semiconductor manufacturers, test houses and foundries account for a large portion of total sales in the semiconductor and component test system industry. Advantest sells semiconductor and component test systems and mechatronics systems to many of these customers and supports them on a regular basis. Advantest is seeking to expand its business with these high-volume customers and develop new relationships with the remaining potential major customers. Over the past several years, Advantest has opened additional overseas sales and support offices, many of which are located near the corporate headquarters or main research and development and manufacturing facilities of these high-volume customers. These offices are expected to facilitate Advantest’s efforts to continue conducting collaborative development activities with leading semiconductor manufacturers.

Products

As of fiscal 2005, Advantest’s main products are products developed, manufactured and sold in the semiconductor and component test system segment and mechatronics system segment. They are as follows:

Semiconductor and Component Test Systems Segment

Semiconductor and Component Test Systems

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

Category	Fiscal 2003	Fiscal 2004	Fiscal 2005
	(in millions)
Test systems for memory semiconductors	¥87,739	¥123,856	¥100,311
Test systems for non memory semiconductors	35,750	56,829	91,104

Total	¥123,489	¥180,685	¥191,415

Test Systems for Memory Semiconductors

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

Advantest estimates that its market share in test systems for memory semiconductors was approximately 69% in 2005 as compared with approximately 70% in 2004. Since fiscal 2005 experienced negative growth in response to rapid growth in the market for test systems for memory semiconductors, Advantest believes that it maintained its overall market share primarily by increasing sales of its test systems for DRAM semiconductors and flash memory semiconductors. Advantest has a substantially larger market share in back-end test systems for memory semiconductors than in front-end test systems for memory semiconductors. Advantest is currently seeking to increase its market share in front-end test systems for memory semiconductors.

Advantest’s main product lines of test systems for memory semiconductors are the T5500 series, the T5300 series and the T5700 series.

T5500 Series. The T5593 is a test system targeted at the market for high speed memory semiconductors such as the DDR2-SDRAM and SGRAM. SGRAM is a memory semiconductor for use in graphical processor units. The T5588/87, introduced in fiscal 2005 as the successor to the T5585, makes possible simultaneous measurement of up to 512 DDR2-SDRAM devices, twice that of the T5593, and is the latest test system for mass production. Advantest can also accommodate a greater variety of memory semiconductors by using testing functions for flash memory—which are already long used in connection with the T5370 series—and its newly developed throughputs enhancement functions. The top-of-the-line device in the T5500 series is the T5501, a memory semiconductor test system most suitable for testing and production of ultra high-speed memory semiconductor such as the next generation SGRAM. This model allows twice as much spectrum band to be covered in terms of testing speed as the T5593 and thus enhances the measurement accuracy.

T5300 Series. The T5375 and T5377 are multi-functional test systems for memory semiconductors that reduce testing costs for semiconductor manufacturers. The T5375 and T5377 are used for the front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors. By increasing the functions of the system, Advantest has succeeded broadening its customer base. The T5375 and T5377 can test up to 256 devices at one time. The T5375 and T5377 are aimed at capturing an increased market share in front-end DRAM semiconductor testing and have twice the throughputs capabilities of the T5371, the predecessor to the T5375, thereby lowering overall testing costs for Advantest’s customers. In particular, the T5377 optimizes its memory repair analytical structure to a user’s memory repair algorithm and, due to its higher throughput capabilities, is suited for the production of semiconductors in manufacturing facilities that use 300 millimeter wafers. Advantest introduced the T5377S in response to customers’ needs for a smaller sized model of the T5377. Also in fiscal 2005, Advantest introduced the T5372 to meet demand for 200mm wafer production lines as a successor model to the T5371. In addition to these products, the T5300 series is Advantest’s best selling test systems for memory semiconductors product line for front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors.

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

Test Systems for Non Memory Semiconductors

Advantest’s main line of test systems for non memory semiconductors relates to test systems for SoC semiconductors and other test systems for non memory semiconductors.

Test Systems for SoC Semiconductors

Test systems for SoC semiconductors test semiconductors with specific functions, such as SoC semiconductors that combine analog and/or memory circuits on a single semiconductor chip and LCD driver ICs that display images on LCD panels. The factors that are important to customers in the performance and other characteristics of test systems for memory semiconductors described above also apply to test systems for SoC semiconductors. Advantest’s market share in test systems for SoC semiconductors increased from approximately 17% in 2004 to approximately 28% in 2005.

T2000. In 2004, Advantest brought to market a test system for SoC semiconductors that is based on component modules compatible with OPENSTAR® open architecture. Advantest believes that the development of OPENSTAR® compatible semiconductor test systems for SoC semiconductors will increase Advantest’s market share in test systems for SoC semiconductors. Currently, Advantest’s OPENSTAR® compatible test systems for SoC semiconductors is the T2000. Main compatible component modules for the T2000 are the 250 MHz Digital Module, the Low Current DPS, the High Current DPS and 6.5Gbps Digital Module. The 6.5Gbps Digital Module primarily targets the testing of MPU and high speed interface used for chips and operates at a maximum of 6.5Gbps.

T6500 Series. The T6577 test systems for SoC semiconductors in the T6500 series are primarily designed to test MCU and SoC semiconductors that control digital consumer products at the production lines. The T6500 series is approximately one-third in size, and uses approximately 50% less power, as compared to Advantest’s predecessor product line. The T6500 series operates on software that is compatible with the T6600 series.

T6300 Series. The T6362 and T6372 are test systems for non memory semiconductors for semiconductors used with high-definition LCD displays. This system can simultaneously test multiple semiconductors for LCD driver integrated circuits (“ICs”) with a total of up to 1,536 pins.

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

Test handlers are designed with different characteristics for memory and non memory semiconductors. Memory semiconductors require relatively long test times. Advantest’s test handler for memory semiconductors handle up to 256 semiconductors per test head at a time. Non memory semiconductors, including SoC semiconductors, require relatively short test times and Advantest’s test handlers handle up to eight semiconductors at a time.

Test Handlers for Memory Semiconductors. Advantest’s test handler for test systems for memory semiconductors is the M6300 that handles up to 256 semiconductors at a time. The M6300 achieves maximum throughput of up to 12,000 semiconductors per hour through the use of a new high-speed handling technology that shortens the time between tests to approximately half of the time associated with Advantest’s ordinary model. Semiconductor manufacturers can decide to use two M6300 test handlers per semiconductor and component test system to double the handling capacity per semiconductor and component test system. The M6542AD is another test handler for memory semiconductors designed to be used during back-end testing of DDR-SDRAM and other high-speed SDRAM that handles up to 128 semiconductors at a time. The M6542AD is designed to prevent the generation of excessive heat during simultaneous measuring by employing a newly developed temperature control technology. Advantest also has other test handler product line-up for test systems for memory semiconductors that meet varying cost and functional needs of its customers.

Test Handlers for Non Memory Semiconductors. Advantest’s test handlers for test systems for non memory semiconductors, including SoC semiconductors, are the M4541A and the M4541AD. Both test handlers for non memory semiconductors achieve maximum throughput of up to 6,000 semiconductors per hour. The M4541A can simultaneously handle up to four devices and the M4541AD, up to eight devices.

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

Advantest manufactures device interfaces for semiconductor and component test systems and is continuously developing and supplying new device interfaces, such as high performance connectors and socket boards, featuring increased throughput, precision and ease of maintenance to meet the demands of next-

generation semiconductors that are becoming more high-speed. Advantest believes that the rate at which new semiconductor designs are introduced to market will continue to increase in the long term, and demands for main parts of device interfaces that are compatible with such new semiconductor designs will increase accordingly.

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

Customers

Advantest’s semiconductor and component test systems and mechatronics systems are shipped and delivered to many of the world’s leading semiconductor manufacturers, as well as a number of foundries and test houses. Advantest’s largest customer accounted for approximately 12% of net sales in fiscal 2003, 15% in fiscal 2004 and 17% in 2005. Advantest’s five largest customers, all of which are semiconductor and component test system customers, accounted for approximately 37% of net sales in fiscal 2003, approximately 42% in fiscal 2004 and approximately 41% in fiscal 2005.

Geographic Sales

Approximately 68% of Advantest’s fiscal 2005 net sales were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales, for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped.

	Fiscal 2003		Fiscal 2004		Fiscal 2005
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥57,990	33.3	¥60,025	25.1	¥81,140	32.0
Asia (excluding Japan)	89,563	51.4	144,120	60.2	132,708	52.3
Americas	16,264	9.3	23,024	9.6	25,516	10.0
Europe	10,401	6.0	12,270	5.1	14,558	5.7

Total	¥174,218	100.0%	¥239,439	100.0%	¥253,922	100.0%

Japan. Advantest believes that its most substantial customer relationships are with semiconductor manufacturers in Japan. Advantest enjoys a significant market position in Japanese markets for test systems for memory semiconductors, with its market share of approximately 78% in 2005. In addition, Advantest had an approximately 56% market share in the Japanese test systems for SoC semiconductors market in 2005. Advantest currently expects sales of test systems for SoC semiconductors used in DVD recorders and flat-panel TVs and sales of test systems for SoC semiconductors for LCD driver ICs used to display images on LCD panels comprised a substantial portion of total sales of test systems for non memory semiconductors in Japan in fiscal 2005. Advantest is working to solidify its market leadership in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles.

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

Americas. Advantest’s marketing efforts in this region are centered in the U.S., which accounted for approximately 10% of its total sales in fiscal 2005. Advantest’s market share of semiconductor and component test systems sold in the U.S. was approximately 24% in 2005 and approximately 23% in 2004. Semiconductor and component test systems are marketed and sold in the Americas through Advantest’s subsidiary, Advantest America Inc.

Europe. Sales in Europe constituted approximately 6% of Advantest’s sales in fiscal 2005. Advantest’s market share of semiconductor and component test systems sold in Europe increased to approximately 29% in 2005 from approximately 20% in 2004. Advantest’s principal European markets are Germany, Italy and France.

Sales and Marketing

Advantest sells its semiconductor and component test systems and mechatronics systems globally through direct sales channels. Advantest’s direct sales department includes engineers who have in-depth knowledge of the customer’s business and technology needs. Some of these engineers are account managers for Advantest’s largest customers. Currently, Advantest has six sales offices in Japan, seven in Asia (excluding Japan), nine in the Americas and seven in Europe. Advantest maintains its sales and support centers in close physical proximity to key customer sites to identify its customers’ needs in the early stage of product development and to provide required support in a timely fashion. Advantest is also strengthening its relationships with test houses through limited minority investments as a part of its sales and marketing strategy. In addition, Advantest offers operating lease contracts for semiconductor and component test systems through its subsidiary, Advantest Finance Inc.

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

Support and Customer Service

Advantest’s support and customer service programs are designed to respond to all of the semiconductor testing-related needs of its customers. Advantest provides its services through its worldwide network of sales and customer support offices. These services consist the following elements:

•	Semiconductor Design Phase Support. Advantest engineers work with semiconductor manufacturing companies during the design phase of new semiconductor product lines and provide support to enable the use of semiconductor and component test systems for large-scale production.

•	Application Software Support. Each different semiconductor design requires customized software programs for analysis of test data. Advantest engineers assist customers in designing application software and test programs that optimize production throughput, reliability and capacity.

•	Procurement Support. The procurement process for semiconductor and component test systems and mechatronics systems is time consuming and complicated. Semiconductor and component test systems consist of a combination of multiple components, including test handlers or probers, device interfaces and software. Advantest sales personnel and engineers work with customers to identify the semiconductor and component test systems and mechactronics systems and related optional functions that best address their needs.

•	Installation and Upgrade Support. The introduction of a new line of semiconductors by a manufacturer typically requires either the purchase of new semiconductor and component test systems and mechatronics systems or an upgrade of the customer’s existing system. Upon the sale of a new system, Advantest’s engineers provide installation services and work with the customer to integrate the purchased system with the customer’s existing manufacturing infrastructure.

•	Training Support. Advantest offers on-site training, as well as training at Advantest’s facilities, on the operation and maintenance of its semiconductor and component test systems and mechatronics systems.

•	Maintenance Support. Advantest’s maintenance support services consist of:

•	Call Center Support. Advantest currently offers call center support services for hardware and software in Japan. This call center also offers support to the customer support centers that Advantest has overseas.

•	Internet Support. The Advantest customer support website offers maintenance tips and access to a database with possible solutions to semiconductor and component test system problems. Advantest customers can also make on-line requests for maintenance work and check on the status of equipment sent in for repair through Advantest’s web page.

•	Repairs and Parts. Requests for repairs or parts can be made through the Advantest website or by phone, and Advantest has established a system under which it endeavors to deliver requested parts to customers in Japan within 24 hours of request. And for customers in Asia (excluding Japan), the Americas and Europe within 48 hours of request.

•	Remote Surveillance. Advantest can equip its semiconductor and component test systems with a remote surveillance function. This function allows Advantest engineers to remotely monitor the performance of its customers’ semiconductor and component test systems for more timely and effective maintenance.

•	Worldwide Presence. Advantest provides maintenance support through ten customer support centers in Japan, nine in other parts of Asia, eight in the Americas and five in Europe.

Manufacturing and Supplies

Advantest’s principal manufacturing factories for semiconductor and component test systems are its Kumagaya Factory located in Saitama prefecture, Japan and its Gunma Factory located in Gunma Prefecture, Japan. At the Kumagaya Factory, printed circuit boards for eventual use in test systems are manufactured, while the Gunma Factory produces test systems as final products. The production base for mechatronics systems is the Otone R&D Center located in Saitama prefecture, Japan. The Gunma Factory is highly automated and testing and production systems within the factory are interconnected by a sophisticated local area network using advanced data management software. This network allows Advantest factory managers to check on the status of systems under production at any given time.

Advantest uses an enterprise resource planning system that processes new information on a real time basis and uses sophisticated data management software that converts sales orders into production specifications and manufacturing plans. This system also interconnects Advantest’s multiple production and warehousing facilities to its information network.

Advantest has integrated many production processes in an effort to introduce a new production system based on the just-in-time production system and to improve upon the existing production system with a view to attaining a shorter production cycle, cost reduction and reduction of inventories.

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

Device interfaces, one of Advantest’s products in its mechatronics system segment, are manufactured in Japan as well as overseas, including in Germany, Korea, Taiwan and Malaysia, in order to reduce the time required for shipment to customers and to reduce manufacturing costs.

Seasonality

As Advantest’s sales levels of semiconductor and component test systems and mechatronics systems are not dependent on any particular season and are subject, in large part, to sales levels of the semiconductors in the market that can fluctuate significantly from year to year, Advantest does not traditionally experience seasonality in the sense of higher sales during any certain period of the year as compared to other periods of the year.

Competition

Advantest faces substantial competition throughout the world in all of its business segments. Advantest believes that the principal factors of competition are:

•	Performance. The performance of products is determined by its accuracy, test speed, throughput and ability to test semiconductors with large pin counts. High performance products reduce the customer’s cost of testing.

•	Reliability. Products that operate with minimal downtime allow semiconductor production and engineering work to proceed without frequent intervention and provides more cost-effective operation.

•	Delivery Time. Semiconductor manufacturers require timely delivery of products, especially in periods of high demand.

•	Price. The need for more sophisticated products often translates into higher testing costs for semiconductor manufacturers. In addition, as a result of increased efficiency of the fabrication process and lower market prices for semiconductors, test costs have come to represent a higher proportion of the total cost of manufacturing. Advantest currently faces significant price pressure in its semiconductor and component test system segment.

•	System Architecture. Product architecture that is modular expands the product life because the system can be adapted to meet the customer’s new requirements, while largely retaining compatibility with existing test programs.

•	Software. Products that use software that is easier to use and more powerful reduce the amount of engineering resources needed to develop and operate test programs.

•	Customer Support. Customer specific applications programs, worldwide service and customer training contribute to the efficient use of products and minimize the customer’s cost of testing.

•	Qualified Technical Personnel. Having in place a team of highly qualified engineers and other customer service and support personnel is essential for securing sales and maintaining and developing strong relationships with key customers.

Advantest’s primary competitors in the semiconductor and component test system market include, among others, Yokogawa Electronic Corporation, Teradyne, Inc., Verigy Pte. Ltd. and Credence Systems Corporation. In addition, Advantest also competes in the mechatronics system market with, among others, TechWing Inc., Delta Design and Yokogawa Electronic Corporation. Advantest also faces additional competition in the market for both the test systems for memory semiconductors and test systems for non memory semiconductors from start-up companies with newer technologies or products.

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

Legal Proceedings

Based on information currently available to Advantest, Advantest believes that its losses from any legal proceedings would not have a material adverse effect on Advantest’s financial position, operating results or cash flows.

Environmental

Advantest has established an “Environmental Management Plan for 2004-2006”, under which Advantest has committed to realizing a balance of corporate management and environmental protection activities. Advantest’s primary environmental activities during fiscal 2005 are as follows:

•	ISO 14001 Certification. Advantest has received ISO 14001 Certification for all of its domestic manufacturing and research and development activities.

•	Environmental Measures for Products. Advantest is actively involved in the development of environmentally friendly product lines. Advantest conducts environmental assessments of its products from their development stages.

•	Reduce Waste. Advantest achieved less than 2% industrial output at all eight of its research and development and manufacturing facilities.

•	Use of Safe Components. Advantest has established an internal procurement standard for parts and components and has made efforts to procure parts and components for its new products that do not contain specified toxic substances. Advantest has conducted inspection on approximately 26,000 parts used in its manufacturing processes.

•	Prevention of Global Warming. Through usage of energy efficient equipment and the re-evaluation of manufacturing processes, Advantest strives to reduce levels of carbon dioxide emissions resulting from energy consumption relating to its business activities. Advantest’s carbon dioxide emissions resulting from its business activities decreased by approximately 10% per sales unit in fiscal 2005 as compared with fiscal 2000.

•	Environmental Activities. Advantest has implemented a second round of the reforestation of seedlings to assist in the rehabilitation of tropical forests in Southeast Asia, which have been severely impacted by commercial deforestation.

Advantest has been addressing issues of corporate management, social activities and environmental issues from a global perspective. With increased attention in recent years on corporate ethics, Advantest believes that it should focus more on the issue of CSR (Corporate Social Responsibility). Advantest has established a CSR Committee, under which it promotes CSR initiatives through seven subcommittees (Disclosure Committee, Personnel Mediation Committee, Human Rights Protection Committee, Information Security Committee, Committee on Environmental Conservation, Internal Control Committee and Corporate Ethics Committee).

Advantest spent approximately ¥1,093 million during fiscal 2005 to further implement its environmental policies. Advantest expects to have similar levels of expenditures related to its environmental policies during fiscal 2006.

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

Foundries	Semiconductor manufacturing service providers that manufacture semiconductors based on their customers’ semiconductor designs.

Fabless	Manufacturers that outsource their entire production to external entities, instead of having their own manufacturing facilities.

Flash memory	Memory devices that electrically erase or write data freely. Devices with nonvolatile memory which is maintained even when the power is turned off.

Integrated circuit	An electric part made of a combination of many transistors on a silicon wafer.

LCD driver integrated circuits	Integrated circuits that operate LCD (Liquid Crystal Display)

Logic circuits	Circuits that perform binary arithmetic functions.

Memory circuits	Circuits that store data and programs.

MPU	Micro Processing Unit. An integrated circuit that has data processing capability and forms the central technology of computers.

MCU	Micro Controller Unit. An integrated circuit that contains all necessary functions required for a small-scale computer system.

NAND	A type of flash memory that is primarily used for data storage due to its large storage capability.

NOR	A type of flash memory that is primarily used for memorization of programs due to its speedy capability to read and write.

OPENSTAR®

OPENSTAR is the name of the open architecture standard made publicly available by STC (Semiconductor Test Consortium, Inc.). It is a registered trade mark or brand name in the U.S., Japan, and other countries.

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

As of June 1, 2006, Advantest had 23 Japanese subsidiaries and 17 overseas subsidiaries. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

Name of Subsidiary	Country of Incorporation	Principal Activities

Advantest Laboratories Ltd.	Japan	Research and development of measuring and testing technologies

Advantest Customer Support Corporation	Japan	Maintenance service of Advantest’s products

Advanmechatec Co., Ltd.	Japan	Manufacture of Advantest’s products

Advantest Manufacturing, Inc.	Japan	Manufacture of Advantest’s products

Advantest DI Corporation	Japan	Manufacture of Advantest’s products

Japan Engineering Co., Ltd.	Japan	Development, manufacture and sales of Advantest’s products

Advantest Finance Inc.	Japan	Leasing of Advantest products

Advantest America, Inc.	U.S.	Sales of Advantest’s products

Advantest (Europe) GmbH	Germany	Sales of Advantest’s products

Advantest Taiwan Inc.	Taiwan	Sales of Advantest’s products

Advantest (Singapore) Pte. Ltd.	Singapore	Sales of Advantest’s products

Advantest Korea Co., Ltd.	Korea	Maintenance and manufacturing of Advantest’s products

Advantest (Suzhou) Co., Ltd.	China	Marketing and technological support services of Advantest’s products

Each of the subsidiaries listed above is a direct or indirect wholly-owned subsidiary of Advantest.

4.D	PROPERTY, PLANTS AND EQUIPMENT

Set forth below is a list of each of Advantest’s material properties, the use and location of the property and the approximate size of the property on which the facility is located.

Name	Location	Approximate Size (m2)	Use
Gunma R&D Center	Gunma, Japan	250,887	Research and development of semiconductor and component test systems and device interfaces

Otone R&D Center	Saitama, Japan	85,817	Research and development for and manufacturing of mechatronics systems

Advantest Laboratory	Miyagi, Japan	66,904	Basic technology research

Gunma Factory	Gunma, Japan	88,512	Manufacture of semiconductors and component test systems

Kumagaya Factory	Saitama, Japan	63,788	Manufacture of interim phase products for semiconductors and component test systems

In addition to the above-mentioned manufacturing facilities, Advantest has manufacturing facilities in the U.S., Korea, and Malaysia, sales offices and customer support centers throughout the world, and owned or leased research facilities in Japan, the U.S. and France. Advantest owns each of its significant properties.

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

As of June 1, 2006, Advantest does not have any material plans to construct, expand or improve its facilities.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

5.A	OPERATING RESULTS

You should read the following discussion and analysis of Advantest’s financial condition and results of operations with “Key Information—Selected Financial Data” and its audited consolidated financial statements at March 31, 2006 and for each of the three years then ended and the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared under accounting principles generally accepted in the U.S.

Overview

Advantest manufactures and sells semiconductor and component test systems and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices test systems for SoC semiconductors for non memory semiconductor devices. This reportable business segment is the most important segment, with sales accounting for 75.4% of Advantest’s net sales in fiscal 2005.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. This business segment accounted for 19.0% of Advantest’s net sales in fiscal 2005.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the semiconductor and component test systems and mechatronics system segments, support services, equipment lease business and others. This segment accounted for 7.5% of Advantest’s net sales in fiscal 2005.

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

During fiscal 2005, conditions affecting Advantest’s semiconductor and component test system segment were generally favorable due to an increase in capital expenditures in the semiconductor manufacturing industry and as stimulated by the substantial sales of digital consumer products, including flat-panel TVs and portable music players, and improved demand for personal computers (especially notebooks). The trend towards a weaker yen against the U.S. dollar at the beginning of fiscal 2005 also had a positive impact on this segment. For a detailed discussion of these factors, see “Information on the Company—Business Overview—Industry Overview”.

Due to the market expansion of NAND type flash memory semiconductors used in products such as portable music players, sales in test systems for flash memory semiconductors remained strong domestically and overseas. With respect to test systems for DRAM semiconductors, sales remained strong throughout the fiscal year in terms of test systems for DRAM used in consumer digital products and personal computers. In particular, demand for test systems for high-speed memory semiconductors increased domestically and in Taiwan. Semiconductor manufacturers generally implemented, in the second half of the fiscal year, a full scale production of DDR2-SDRAM semiconductors that is high-speed and low energy consuming.

In the area of test systems for non memory semiconductors, stimulated by strong sales in personal computers, sales of the T2000, a test system compatible with OPENSTAR®, continued to remain strong from the previous fiscal year. Due to an increase in demand for personal computer monitors and flat-panel TVs, sales of non memory test systems for LCD driver ICs increased significantly domestically and in Taiwan. Sales of SoC semiconductor test systems for devices used in consumer digital products and test systems for automotive analog ICs increased.

As a result of the above, net sales of the semiconductor and component test system segment increased 5.9% to ¥191,415 million in fiscal 2005, as compared to the previous fiscal year.

While Advantest’s net sales, results of operations and financial conditions in fiscal 2005 were affected by price pressure, results of operations improved significantly over fiscal 2004. Net sales of test systems for memory semiconductors in fiscal 2005 decreased by 19.0% as compared to the previous fiscal year, while net sales for test systems for non memory semiconductors increased by 60.3% as compared to the previous fiscal year. Advantest’s best selling test system for non memory semiconductor test systems in fiscal 2005 was the T2000, a test system for SoC semiconductors based on OPENSTAR®, an industry-wide, open architecture, the T6300 series, a tester for LCD driver ICs, and the T6500 series, Advantest’s relatively lower cost test systems for SoC semiconductors. Demand for these semiconductor and component test systems was driven by expanded production during 2004 and 2005 of digital consumer electronics that incorporate semiconductors, including wireless handsets and flat-panel TVs. These semiconductors typically are mass-produced and carry per unit market prices that are lower than high-end SoC semiconductors and high-bandwidth DRAM semiconductor and SRAM semiconductor products. Therefore, Advantest’s customers that produce these semiconductors required less expensive semiconductor and component test systems in order to reduce their overall manufacturing costs.

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

Advantest believes that price pressure with respect to semiconductor and component test systems tends to be strongest during periods when demand, in terms of volume, for semiconductors is increasing, but there exists pressure on the market price for semiconductors. Advantest faced significant price pressure in almost all of its product lines from fiscal 2001 to 2003. In fiscal 2004 and fiscal 2005, price pressure continued to exist. While the semiconductor industry experienced a recovery, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on its product lines. Advantest believes that despite this significant price pressure, Advantest was able to increase its competitiveness by bringing to market new products.

Mechatronics System Segment

Although Advantest’s sales of test handlers for memory semiconductors in the test handler business remained low in the first half of the fiscal year, sales increased in the second half of fiscal 2005 due to the introduction of the M6300, a test hander for memory semiconductors that allows for the simultaneous measurement of 256 test systems.

Net sales of test handlers for SoC semiconductors also increased with increased sales of the TAB handler M7521A for LCD driver ICs designed for fine pitch packages and the M4741A series of test handlers for SoC semiconductors, the latter with vision alignment functions. Demand was enhanced primarily through the strong performance of digital consumer devices in the market.

Net sales of device interfaces rose approximately 15% in fiscal 2005. Net sales in Japan, Korea and Taiwan were particularly strong in fiscal 2005 compared to fiscal 2004. Among others, Advantest believes that improvement in technologies by Advantest’s local subsidiaries enhanced competitive advantage over competitors reflecting lower production costs and introduction of device interfaces with lower running costs for component replacement of measured devices resulted in significant market acceptance in Korea and Taiwan.

As a result of the above, net sales of the mechatronics system segment increased by 4.0% compared to fiscal 2004 to ¥48,260 million in fiscal 2005.

Services, Support and Others Segment

In the services, support and others segment, Advantest has focused on maintenance services such as installation and repairs of Advantest’s products and lease and rental services of its products as a part of Advantest’s effort to provide customers with comprehensive solutions. Net sales of this segment decreased by 3.1% compared to fiscal 2004 to ¥19,062 million in fiscal 2005.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥21,637 million, ¥26,280 and ¥26,927, or 12.4%, 11.0% and 10.6% of net sales, in fiscal 2003, 2004 and 2005 respectively.

Personnel

As of March 31, 2006, Advantest had a total of 3,595 full-time employees, an increase of 30 persons, or 0.8%, over March 31, 2005.

Advantest plans to continue its periodic recruitment of new graduates as part of its mid- to long-term growth strategy. Advantest expects that a majority of these new hires will join the semiconductor and component test system segment and mechatronics system segment to support the growth of Advantest’s businesses. Other new hires are expected to join Advantest’s maintenance support division or administrative divisions. The addition of these new hires may increase Advantest’s future selling, general and administrative expenses and its research and development expenses.

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

Generally, a weakening of the Japanese yen against other currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. A strengthening of the Japanese yen against other currencies, particularly the U.S. dollar, has the opposite effect. The Japanese yen generally strengthened against the U.S. dollar from fiscal 2003 to fiscal 2004, but weakened in fiscal 2005.

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

Advantest’s inventories increased by ¥326 million, or 1.1%, during fiscal 2005 to ¥29,911 million as of March 31, 2006. Advantest recorded inventory write-downs in the amount of ¥1,287 million in fiscal 2005 and write-downs of ¥855 million in fiscal 2004. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2006 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Trade Receivables

Advantest’s trade receivables, less allowance for doubtful accounts was ¥69,567 million as of March 31, 2006, up from ¥56,702 million as of March 31, 2005. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected. Advantest has not recorded any allowances for trade receivables for its major customers, a majority of which are large, well-capitalized semiconductor manufacturers, test houses and foundries. Advantest receives deposits from most of its distributors for its other test systems. Advantest believes that the amounts of these deposits are sufficient to offset the amounts of any possible defaults on accounts receivable of these customers.

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

While the semiconductor market experienced an increase in fiscal 2005, certain Advantest customers continued to improve their cash flows that impacted their ability to make required payments. At the end of fiscal 2005, Advantest decreased its allowance for doubtful accounts by ¥57 million to ¥2,117 million. The increase in allowance for doubtful accounts is charged to selling, general and administrative expenses. However, additional allowances may be necessary if conditions in the industries of some of Advantest’s customers do not improve in the near-term. Conversely, a reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the accounting period during which such collection takes place.

Accrued Warranty Expenses

Advantest’s products are generally subject to a 12-month free repair warranty. In addition, under certain circumstances, Advantest is responsible for the repair of defective components and parts. Advantest provides an allowance for estimated product warranty expenses when product revenue is recognized as part of its selling, general and administrative expenses. The allowance for estimated product warranty expenses represents management’s best estimate at the time of sale of the total costs that Advantest will incur to repair or replace components or parts that fail while still under warranty. Advantest records its allowance for estimated product warranty expenses based on the historical ratio of actual repair and support expenses to corresponding sales. The foregoing evaluations are inherently uncertain as they require estimates as to maintenance costs and failure rates related to different product lines. Consequently, actual warranty costs may differ from the estimated amounts and could result in additional product warranty expenses. If actual warranty costs significantly exceed the amount of Advantest’s allowance for product warranty expenses, it would negatively affect the future results of operations of Advantest. Accrued warranty expenses were ¥4,776 million in fiscal 2005, up from ¥4,090 million in fiscal 2004.

Stock-Based Compensation

Prior to April 1, 2004, Advantest Corporation accounted for stock-based compensation plans by applying the intrinsic value-based method of accounting under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” Therefore, no stock-based employee compensation cost was recognized in the statement of operations until fiscal 2003. Effective April 1, 2004, Advantest Corporation evaluated the fair value of stock-based employee compensation based on SFAS No. 123 (revised 2004) (“SFAS No. 123R”), “Share Based Payment”, and recognized it as compensation cost in the statement of operations. Advantest Corporation retroactively applied this accounting method from fiscal 2004 as provided under such standard in relation to the application of the modified-retrospective method from April 1, 2004. The value of the options is estimated using a Black Scholes option pricing model and amortized to expense over the options’ vesting periods. Stock based compensation expense of ¥1,884 million was charged to selling, general and administrative expenses for the fiscal year ended March 31, 2006.

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

On October 1, 2004, Advantest Corporation and certain of its consolidated domestic subsidiaries received approval from the Minister of Health and Labor to return the substitutional portion of its Employees’ Pension Fund (EPF) for the prior employees’ services under the transfer of its EPF to the defined benefit corporate pension plan, and made the payment of the amount pertinent to the return (minimum liability reserve) to the national treasury on February 24, 2005. Advantest accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of ¥3,317 million through these transactions for the year ended March 31, 2005, which is included in selling, general and administrative expenses and consists of ¥6,116 million of a subsidy from the government, calculated as the difference between the obligation settled and the plan assets transferred to the government, and ¥2,799 million of a settlement loss on recognition of related unrecognized actuarial loss. See Note 17 to the consolidated financial statements for further discussion.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At March 31, 2005, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥21,572 million of which ¥444 million represents net operating losses, or NOL, carried forward available to offset future taxable income. Net operating loss carryforwards utilized during the years ended March 31, 2004, 2005 and 2006 were ¥24,510 million, ¥31,132 million and ¥777 million , respectively. At March 31, 2006, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥19,774 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of the existing valuation allowance, at March 31, 2006.

Results of Operations—Fiscal 2005 Compared with Fiscal 2004

Net Sales

Advantest’s net sales increased by ¥14,483 million, or 6.0%, compared with fiscal 2004, to ¥253,922 million in fiscal 2005. This increase was primarily due to strong sales throughout fiscal 2005, within the semiconductor and component test system segment, of test systems for SoC semiconductors for MPUs, of test systems for non memory semiconductors used for LCD driver ICs and of test systems for SoC semiconductors for consumer digital devices. Sales of test systems for memory semiconductors, led by sales of test systems for flash memory semiconductors, were also strong. The estimated effect of changes in exchange rates during fiscal 2005 was to increase Advantest’s net sales by ¥2,978 million.

The following is a discussion of net sales for Advantest’s semiconductor and component test system, mechatronics system and services, support and others segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2005, net sales of Advantest’s semiconductor and component test system segment accounted for 75.4% of total net sales. Net sales of Advantest’s semiconductor and component test system segment increased by ¥10,730 million, or 5.9%, compared with fiscal 2004, to ¥191,415 million in fiscal 2005. Advantest’s net sales in this segment in the second half of fiscal 2005 were ¥110,583 million, resulting in an increase by ¥29,751 million, or 36.8%, compared to the first half of fiscal 2005. The estimated effect of changes in exchange rates during fiscal 2005 was to increase Advantest’s net sales from its semiconductor and component test system segment by ¥2,067 million.

Net sales of test systems for memory semiconductors decreased by ¥23,546 million, or 19.0%, compared with fiscal 2004 to ¥100,311 million in fiscal 2005. This decrease was mainly due to lower than expected demand, particularly in the first half of fiscal 2005, for Advantest’s DRAM semiconductor test systems for super high-speed memory devices (such as the T5500 series test systems) targeting the next-generation SDRAM semiconductors. Lower than expected demand was attributable, in part, to lower capital expenditures by semiconductor manufacturers resulting from falling DRAM prices and the shift of a higher than expected portion of their production to DDR2-SDRAM. Test systems for flash memory semiconductors, however, enjoyed strong sales throughout fiscal 2005, led by test systems for NAND type flash memory semiconductors, such as the T5370 series multi-functional test systems for high-speed memory semiconductors. For a discussion of sales mix and price pressure, see “—Overview—Semiconductor and Component Test System Segment”.

Net sales of test systems for non memory semiconductors increased by ¥34,276 million, or 60.3%, compared with fiscal 2004 to ¥91,104 million in fiscal 2005. This increase was mainly due to an increase in sales of T2000 series test systems for SoC semiconductors, based on OPENSTAR®, led by a strong performance in the U.S. throughout fiscal 2005. This increase was also due to strong sales, primarily in Japan, Korea and Taiwan, especially during the first half of fiscal 2005, of the T6300 series test systems for non memory semiconductors used for LCD driver ICs and the T6500 series test systems for SoC semiconductors used in mobile phones and digital consumer products.

Mechatronics System Segment

Net sales of the mechatronics system segment such as test handlers and device interfaces increased by ¥1,865 million, or 4.0%, compared to fiscal 2004 to ¥48,260 million in fiscal 2005, reflecting increased sales of semiconductor and component test systems generating an increased need for test handlers and device interfaces.

The sales of test handlers for memory semiconductors were slow in the first half of the fiscal year primarily because the demand for DDR2-SDRAM semiconductors picked up slowly, but sales recovered with the growth in sales of test systems for DRAM semiconductors. Sales of test handlers for non memory semiconductors were steady in response to increased sales of the T2000 and test systems aimed at digital consumer devices. Also, sales of device interface products were steady, reflecting strong demand for flash memory semiconductors and SoC semiconductors.

Services, Support and Other Segment

Net sales of the services, support and other segment decreased by ¥618 million, or 3.1%, compared with fiscal 2004 to ¥19,062 million in fiscal 2005. Main businesses in the services, support and others segment for fiscal 2005 focused on, and performed well in, maintenance services and leases and rentals. However, because net sales of other products decreased during fiscal 2005, total net sales in fiscal 2005 decreased as compared with fiscal 2004.

Geographic Markets

Advantest experienced an increase of 6.0% in its net sales in fiscal 2005, with sales in Japan experiencing the largest increase.

Net sales in Japan increased by ¥21,115 million, or 35.2%, compared with fiscal 2004 to ¥81,140 million in fiscal 2005. This increase was due to increased sales throughout fiscal 2005, of test systems for non memory semiconductors, particularly the sales of test systems for non memory semiconductors used for LCD driver ICs, mobile phones and digital consumer devices, and test systems for flash memory semiconductors.

Net sales in the Americas increased by ¥2,492 million, or 10.8%, compared with fiscal 2004 to ¥25,516 million. Although the sales of test systems for memory semiconductors remained low, the sales of test systems for non-memory semiconductors to major semiconductor manufactures significantly increased. Accordingly, the total sales increased. The estimated effect of changes in exchange rates during fiscal 2005 was to increase Advantest’s net sales from sales in the Americas by approximately ¥934 million.

Net sales in Europe increased by ¥2,288 million, or 18.6%, compared to fiscal 2004 to ¥14,558 million in fiscal 2005. The sales of test systems for DRAM semiconductors and test handlers for SoC semiconductors contributed to the increased sales in Europe. The estimated effect of changes in exchange rates during fiscal 2005 was to increase Advantest’s net sales from sales in Europe by approximately ¥200 million.

Net sales in Asia (excluding Japan) decreased by ¥11,412 million, or 7.9%, compared with fiscal 2004 to ¥132,708 million. Net sales in Korea decreased by ¥4,013 million, or 10.1%, compared with fiscal 2004. This decrease was primarily due to decreased sales of test systems for DRAM semiconductors to major semiconductor manufacturers in Korea. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) decreased by ¥10,016 million, or 19.0%, compared with fiscal 2004. This decrease is primarily the result of lower sales of test systems for memory semiconductors to major semiconductor manufacturers in Singapore and Malaysia. On the other hand, net sales in Taiwan increased by ¥2,617 million, or 5.1%, compared with fiscal 2004. The estimated effect of changes in exchange rates during fiscal 2005 was to increase Advantest’s net sales from sales in Asia by ¥1,823 million.

As a result of a significant increase of sales in Japan, Advantest’s overseas sales as a percentage of total sales became 68.0% for fiscal 2005, in comparison to 74.9% for fiscal 2004.

Operating Expenses

Advantest’s operating expenses increased by ¥10,744 million, or 6.0%, compared with fiscal 2004 to ¥189,464 million in fiscal 2005.

Cost of sales increased by ¥5,435 million, or 4.7%, compared to fiscal 2004 to ¥121,429 million in fiscal 2005. While this increase can be attributed to the increase of ¥14,483 million in net sales from fiscal 2004 to fiscal 2005, such increase was partially offset by the improvement in sales cost ratio attained by cost reduction and improved product mix amidst an ongoing price pressure.

Research and development expenses increased by ¥647 million, or 2.5%, when compared to fiscal 2004, to ¥26,927 million in fiscal 2005. This rise in research and development expenses reflects additional resources required for the increased research and development themes for future products as well as to increased expenses for research and development subcontractors.

Selling, general and administrative expenses increased by ¥4,662 million, or 12.8%, compared to fiscal 2004 to ¥41,108 million in fiscal 2005. In fiscal 2004, Advantest accounted for ¥3,317 million as a deduction from its selling expenses due to the transfer of the substitutional portion of its EPF plan to the Japanese government and the resulting transition by Advantest to its defined benefit plans, but in fiscal 2005 there was no such deduction. This fact, along with the increase of ¥1,556 million in accrued warranty expenses, accounts for the significant increase over the previous fiscal year.

Operating Income

Operating income increased by ¥3,739 million, compared to ¥60,719 million in fiscal 2004, to ¥64,458 million in fiscal 2005.

Other Income and Expenses

Interest and dividend income increased by ¥1,163 million, or 194.8%, compared with fiscal 2004 to ¥1,760 million in fiscal 2005. This increase was primarily due to the increase in interest rates in the U.S. and Singapore.

Interest expense decreased by ¥151 million, or 34.2%, compared with fiscal 2004 to ¥290 million in fiscal 2005. This decrease was primarily due to lower interest rate payments as a result of repayment of bonds in the amount of ¥20,000 million during fiscal 2005.

Other income improved by ¥593 million, compared with fiscal 2004, to ¥1,526 million in fiscal 2005. Improvement in the non-operating income was mainly due to the weakening of the dollar against the yen, which resulted in improving foreign currency exchange gains and losses by ¥834 million over fiscal 2004 to ¥757 million in fiscal 2005. This represents the difference between the value of foreign currency-denominated sales translated at prevailing exchange rates and either (i) the value of sales amounts settled during the year, including those settled using foreign exchange forward contracts, or (ii) the value of accounts receivable and payables outstanding remeasured at the exchange rate in effect at March 31, 2006.

Income Taxes

Advantest’s effective tax rate was 38.4% in fiscal 2004 and 38.7% in fiscal 2005. Advantest’s statutory tax rate was 40.3% for fiscal 2005. The difference between the statutory tax rate of 40.3% in fiscal 2005 and the effective tax rate of 38.7% in fiscal 2005 was primarily due to the availability of a tax exemption for testing research fees. For a more detailed discussion of income taxes of Advantest in fiscal 2005 and fiscal 2004, see note 14 to Advantest’s consolidated financial statements.

Net Income

Advantest’s net income increased by ¥3,296 million, or 8.7% compared to fiscal 2004, resulting in a net income of ¥41,374 million in fiscal 2005. The change in net income for fiscal 2005 compared to fiscal 2004 reflect the factors discussed above.

Other Comprehensive Income (Loss)

Advantest’s other comprehensive income improved by ¥3,039 million, compared to fiscal 2004, to ¥6,222 million in fiscal 2005. One of the reasons for this improvement was a ¥3,439 million increase in foreign currency translation adjustment from an income of ¥1,635 million in fiscal 2004 to an income of ¥5,074 million in fiscal 2005 as the yen became weaker against the euro. Another reason for this improvement was a ¥996 million increase in unrealized holding gain on investment. These gains were partially offset due to the elimination in fiscal 2004 of unfunded accumulated benefit obligations, which resulted in ¥1,396 million in additional minimum pensions liabilities being returned as profit in fiscal 2004. In fiscal 2005 there was no such return.

Results of Operations—Fiscal 2004 Compared with Fiscal 2003

Net Sales

Advantest’s net sales increased by ¥65,221 million, or 37.4%, compared with fiscal 2003, to ¥239,439 million in fiscal 2004. This increase was primarily due to an increase in its sales of test systems for memory semiconductors for DRAM semiconductors and flash memory semiconductors in the semiconductor and component test system segment as well as test systems for SoC semiconductors for MPUs, and the strong sales, mainly for the first half of fiscal 2004, of test systems for SoC semiconductors for consumer digital devices and test systems for non memory semiconductors used for LCD driver ICs. Strong sales in the mechatronics system segment led by the performance of memory testers also contributed to this increase. The estimated effect of changes in exchange rates during fiscal 2004 was to decrease Advantest’s net sales by ¥3,105 million.

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

Net sales of test systems for non memory semiconductors increased by ¥21,079 million, or 59.0%, compared with fiscal 2003 to ¥56,829 million in fiscal 2004. This increase was mainly due to a significant increase in sales of testers in Japan, Korea and Taiwan. Net sales of the T6300 series test systems for non memory semiconductors used for LCD driver ICs and the T6500 series test systems for SoC semiconductors used in mobile phones and digital consumer products increased mainly for the first half of fiscal 2004. In addition, the new concept T2000 series test systems for SoC semiconductors, based on OPENSTAR®, performed well in the U.S. and other countries throughout fiscal 2004. In fiscal 2004, Advantest introduced new products for CCD and in-car device markets.

Mechatronics System Segment

Net sales of the mechatronics system segment such as test handlers and device interfaces increased by ¥12,170 million, or 35.6%, compared to fiscal 2003 to ¥46,395 million in fiscal 2004, reflecting increased sales of semiconductor and component test systems generating an increased need for test handlers and device interfaces.

This increase mainly reflected the strong sales of test handlers for memory semiconductors with functions such as cooling and simultaneous handling of multiple devices, despite inventory adjustments by Advantest’s customers in the second half of fiscal 2004. In addition, sales of device interface products remained strong over fiscal 2004 as a result of diversification of Advantest’s devices generating increased demand.

Services, Support and Others Segment

Net sales of the services, support and others segment decreased by ¥785 million to ¥19,680 million in fiscal 2004, compared to ¥20,465 million in fiscal 2003. Main businesses in the services, support and others segment for fiscal 2004 focused on, and performed well in, maintenance services, and leases and rentals. However, as net sales of other products recognized in the fiscal 2003 declined significantly, overall net sales of the services, support and others segment decreased in fiscal 2004.

Geographic Markets

Advantest experienced an increase in its net sales in fiscal 2004 in each of its geographic markets, with sales in Asia (excluding Japan) experiencing the largest increase.

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

Net sales in Japan increased by ¥2,035 million, or 3.5%, compared to fiscal 2003 to ¥60,025 million in fiscal 2004. This slight increase was due to increased sales, primarily for the first half of fiscal 2004, of test systems for non memory semiconductors, particularly the sales of test systems for non memory semiconductors used for LCD driver ICs, mobile phones and digital consumer devices, and test systems for flash memory semiconductors and DRAM.

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

Other Income and Expenses

Interest and dividend income increase by ¥258 million, or 76.1%, compared with fiscal 2003 to ¥597 million in fiscal 2004. This increase was primarily due to the increase in the outstanding balance of deposits and the increase in interest income.

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

Income Taxes

Advantest’s effective tax rate was 40.0% in fiscal 2003 and 38.4% in fiscal 2004. Advantest’s statutory tax rate was 40.3% for fiscal 2004. The difference between the statutory tax rate of 40.3% in fiscal 2004 and the effective tax rate of 38.4% in fiscal 2004 was primarily due to earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan. For a more detailed discussion of income taxes of Advantest in fiscal 2004 and fiscal 2003, see note 14 to Advantest’s consolidated financial statements.

Net Income

Advantest’s net income increased by ¥20,749 million, or 119.7% compared to fiscal 2003, resulting in a net income of ¥38,078 million in fiscal 2004. The changes in net income for fiscal 2004 compared to fiscal 2003 reflect the factors discussed above.

Other Comprehensive Income (Loss)

Advantest’s other comprehensive income improved by ¥7,189 million, compared to fiscal 2003 to ¥3,183 million in fiscal 2004. One of the reasons for this improvement was a ¥5,611 million increase in foreign currency translation adjustment from a loss of ¥3,976 million in fiscal 2003 to an income of ¥1,635 million in fiscal 2004 as the yen was weaker against euro. Furthermore, another reason was the ¥2,792 million decrease for additional minimum pensions liabilities because of the elimination of the unfunded accumulated benefit obligations in fiscal 2004. However, other comprehensive income was offset by decrease of an unrealized holding gain on investment of ¥1,214 million.

5.B	LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was ¥59,480 million in fiscal 2005, compared to ¥90,327 million in fiscal 2004. Net cash provided by operating activities increased in fiscal 2005 is primarily due to the increase in net income to ¥41,374 million, the increase in income taxes payable to ¥12,506 million, the increase in trade account payables to ¥7,627 million, and the increase in non-cash expenses, including depreciation and amortization of ¥8,275 million, partially offset by the increase in trade receivables by ¥11,072 million in fiscal 2005.

The increase in tax payable was mainly due to the increase in income before income taxes and the decrease in losses carried forward from prior years that are eligible for deduction. Outstanding trade account receivables increased as net sales increased from the second half of fiscal 2004 through the end of fiscal 2005. Accounts payable increased because the amount of procurement expenses estimated in the second half of fiscal 2005 based on the sales forecast for the first half of fiscal 2006 increased from the amount of procurement expenses estimated in the second half of fiscal 2004 based on the sales forecast for the first half of fiscal 2005.

Net cash used in investing activities was ¥8,542 million in fiscal 2005, compared to ¥8,250 million in fiscal 2004. This results from the significant increase in the purchases of securities from ¥0 in fiscal 2004 to ¥4,156 million in fiscal 2005, offset by the increase in proceeds from the sales of available-for-sales securities by ¥1,549 million to ¥2,977 million in fiscal 2005.

Advantest’s main capital expenditures during fiscal 2005 consisted of its investment in equipment used in Advantest’s test equipment leasing program, its investment in equipment used for research and development and its investment in manufacturing and maintenance facilities.

Advantest has budgeted ¥10.0 billion for capital expenditures in fiscal 2006. Advantest’s expected capital expenditures in fiscal 2006 include:

•	¥3.0 billion allocated to equipment used in Advantest’s test equipment leasing program; and

•	¥4.0 billion on equipment for research and development and manufacturing.

Advantest did not complete any large capital expenditures related to facilities and other infrastructure in fiscal 2005. For additional information about Advantest’s capital expenditure projects, see “Information on the Company—History and Development of the Company”. Advantest currently does not have any plans for large capital expenditure projects in fiscal 2006 or 2007.

Net cash used in financing activities was ¥18,336 million in fiscal 2005, compared to ¥63,036 million in fiscal 2004. The significant decrease in net cash used in financing activities was primarily due to the decrease in payments made for Advantest’s purchases of its own shares by ¥54,454 million, as compared with fiscal 2004, to ¥57 million in fiscal 2005.

The outstanding amount of Advantest’s total long-term debt (including current installments) decreased by ¥20,043 million, or 99.8% compared to March 31, 2005, to ¥40 million as of March 31, 2006. The current portion of long-term debt decreased by ¥20,013 million to ¥30 million as of March 31, 2006. This decrease is a result of repayment of principal of unsecured bonds in the amount of ¥20,000 million on December 14, 2005.

Advantest has various retirement and severance plans for employees, including contributory defined benefit retirement and severance plans consisting primarily of the EPF plan. As mentioned in Note 17 to the consolidated financial statements, in the balance sheet as of March 31, 2006, the amount of ¥12,292 million has been recognized as a liability. In fiscal 2004, in relation to the substitutional portion of the EPF, Advantest accounted for the exemption from the obligations for future services and the exemption from the obligations from past services under the transfer of pension plan assets as a series of procedures in relation to liquidation transactions, and recognized a net gain of ¥3,317 million on these transactions. The net gain of ¥3,317 million was accounted for as a decrease in selling, general and administrative expenses. This amount is comprised of the difference of ¥6,116 million between the cumulative benefit obligation liquidated at the time of the transfer of benefit obligations for the past services and the payment in return to the substitutional portion to the national treasury, and the amount of ¥2,799 million recognized as unrecognized actuarial net loss. Advantest has contributed to the EPF plan in accordance with the funding requirements of applicable Japanese governmental regulations. Although there is presently no immediate or significant near-term increase expected in cash funding requirements, Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the EPF were ¥2,348 million in fiscal 2004 and ¥2,075 million in fiscal 2005. Advantest expects to contribute approximately ¥2,107 million to its domestic defined benefit plans in fiscal 2006.

Advantest’s funding and treasury policy (including funding for capital expenditures), which is overseen and controlled by its Finance Department, has funded and is expected to continue to fund substantially all of its cash needs through cash from operating activities and cash and cash equivalents on hand. Advantest expects to fund its capital expenditures in fiscal 2006 from cash and cash equivalents on hand. In the event conditions in the semiconductor industry, and thus the semiconductor and component test system industry, experiences a downturn in the near to medium term, Advantest may need to fund future capital expenditures and other working capital needs through the incurrence of additional debt or dilutive issuances of equity securities.

Advantest’s cash and cash equivalents balance increased by ¥36,939 million in fiscal 2005 to ¥157,925 million as of March 31, 2006. At March 31, 2006, 64.2% of Advantest’s cash and cash equivalents were held in Japanese yen.

5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

In order to support technology on the leading-edge, Advantest undertakes research and development initiatives to develop products which play a central role in the area of measuring technologies to support electronics, information and communications, and semiconductor manufacturing. Advantest’s research and development focuses on the improvements of existing products. In particular, in the semiconductor and component test system segment, a large and ongoing investment in development is necessary in order to maintain market competitiveness and to provide many types of products that meet the various needs of the customers. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥21.6 billion in fiscal 2003, ¥26.3 billion in fiscal 2004 and ¥26.9 billion in fiscal 2005. Advantest employs over 1,000 engineers and other personnel in its research and development division.

The contents and achievements to date of Advantest’s current research and development activities include:

Basic Technology

•	development of constituent technologies in the field of terahertz;

•	development of constituent technologies, including high speed, energy-saving micro switches and high speed samplers used in semiconductor and component test systems and millimeter wave measuring instruments;

•	development of methods to detect timing jitters in high bit-rate signals; and

•	development of compound semiconductors devices, including less-distortion devices used for test systems for semiconductors and components.

Semiconductor and Component Test System Segment

•	development of semiconductor and component test systems that enables testing of super high speed memories at actual motion speed;

•	development of semiconductor and component test systems, that enhances the functionality of testing of DRAM semiconductors and flash memory semiconductors and requires less floor space;

•	development of semiconductor and component test systems that have the capacity to simultaneously test multiple complex SoC semiconductors with large pin counts and requires less floor space;

•	development of semiconductor and component test systems with specialized applications;

•	development of measurement modules for devices that operate at an extremely high frequencies and for networks that carry extremely high density transmissions; and

•	development of high speed transmission technologies for high speed large pin counts and high speed transmission signal contact technologies.

Mechatronics Systems Segment

•	development of test handlers for memory semiconductors enabling measuring of multiple semiconductors for high throughput testing; and

•	development of test handlers for SoC semiconductors that respond to diversified device types and packages.

Advantest has four research and development facilities in Japan, one in the U.S. and one in France.

In October 2005, Advantest established a new SoC test solution development division (US R&D Center) at its subsidiary in Santa Clara, California. At this US R&D Center, Advantest has been carrying out research and development for new modules which can be applied to open architecture platform.

Advantest promotes joint development efforts between its various research facilities to capitalize on the capabilities of its researchers worldwide. Advantest’s research and development team for semiconductor and component test systems in Japan works closely with Advantest engineers in Santa Clara, California in the development of open architecture platforms.

Advantest has been carrying out research and development activities for its burn-in system, concentrating its development resources on Japan Engineering Co., Ltd, a subsidiary of Advantest.

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

As of March 31, 2006, Advantest provided financial guarantees to third parties related to lease obligations by Advantest’s customers of ¥232 million. Advantest would be required to satisfy the lease obligation of its customers in the event of default. The guarantees are collateralized by the leased asset. The fair value of the obligation with respect to such guarantees was insignificant.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments at March 31, 2006.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Long-Term Debt, including current installments	¥40	¥30	¥10	¥0	¥0
Operating Leases	712	296	318	98	0

Total Contractual Cash Obligations	¥752	¥326	¥328	¥98	¥0

5.G	SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors and Corporate Auditors

As of June 27, 2006, the current members of the board of directors and corporate auditors of Advantest are as follows:

Name	Age	Position
Shimpei Takeshita	65	Chairman of the Board

Toshio Maruyama	58	Representative Board Director, President and CEO

Hiroshi Oura	72	Director and Senior Executive Advisor

Naoyuki Akikusa	67	Director

Yasushige Hagio	58	Director

Junji Nishiura	60	Director and Senior Executive Officer

Hiroji Agata	59	Director and Senior Executive Officer

Takashi Tokuno	57	Director and Senior Executive Officer

Hitoshi Owada	60	Director and Managing Executive Officer

Noboru Yamaguchi	64	Standing Corporate Auditor

Tadahiko Hirano	66	Standing Corporate Auditor

Takashi Takaya	64	Corporate Auditor

Megumi Yamamuro	58	Corporate Auditor

The business address for each of Advantest’s board members and corporate auditors is c/o Advantest Corporation, Shin-Marunouchi Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan.

The term of each director listed above expires in June 2007. The term of each of Mr. Yamaguchi as Standing Corporate Auditor and Mr. Yamamuro as Corporate Auditor expires in June 2008. The term of each of Mr. Hirano as Standing Corporate Auditor and Mr. Takaya as Corporate Auditor expires in June 2007.

Shimpei Takeshita has served as the Chairman since 2005 and as a Director since 1985. Mr. Takeshita served as the Vice Chairman from 2001 to 2005 and as the Vice President of Advantest from 1997 to 2001. Mr. Takeshita also served as the General Manager of the Electron-Beam Lithography Division. Since 2005, Mr. Takeshita has served as a Chairman of Japan Electric Measuring Instruments Manufacturers’ Association, a Director of the Japan Business Federation and a Director of the Semiconductor Equipment Association of Japan. Mr. Takeshita joined Advantest in 1964.

Toshio Maruyama has served as CEO since 2005, as the President since 2001 and as a Director since 1989. Mr. Maruyama has also served as the Director of the Environmental Management Center since 2003. Mr. Maruyama has also served as a Director of Japan Electronics and Information Technology Industries Association since 2005 and a Director of the Association of Super-Advanced Electronics Technologies since 2006. Mr. Maruyama joined Advantest in 1973.

Hiroshi Oura has served as a Director and Senior Executive Advisor of Advantest since 2005. Mr. Oura has served as a Director of Advantest since 1989, when he joined the company. Mr. Oura also served as the Chairman of the Board and CEO from 2001 to 2005 and as the President of Advantest from 1989 to 2001. Mr. Oura worked at Fujitsu Limited from 1956 to 1989. Since 2000, Mr. Oura has also served as Accounting

Trustee of the Japan Association of Corporate Executives since 2005. Mr. Oura was elected as a director of Fujitsu Limited in 2003, and an outside director of Yamato Transport Co., Ltd. (currently, Yamato Holdings Co., Ltd.) in 2005 and currently serves in those positions.

Naoyuki Akikusa has served as a Director of Advantest since 2006. Mr. Akikusa served as a Corporate Auditor of Advantest from 2005 to 2006. Mr. Akikusa joined Fujitsu Limited in 1961 and has served as the Chairman of Fujitsu Limited since 2003. Mr. Akikusa served as the President of Fujitsu Limited from 1998 to 2003.

Yasushige Hagio has served as a Director of Advantest since 2006. Mr. Hagio registered as an attorney-in-fact in 2004 and joined Seiwa Patent Office and Law in 2004. Mr. Hagio served as a president of the Shizuoka District Court from 2003 to 2004.

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

Hiroji Agata has served as a Director of Advantest since 1993. Mr. Agata was appointed as a Senior Executive Officer in 2003 to oversee Advantest’s Sales and Marketing. Mr. Agata served as the Vice President of the ATE Sales Group from 1999 to 2001 and the Senior Vice President of the ATE Sales Group from 2001 to 2003. Mr. Agata currently serves as an outside corporate auditor of Tera Probe, Inc. since 2005. Mr. Agata joined Advantest in 1972.

Takashi Tokuno has served as a Director of Advantest since 2004 and has overseen Advantest’s product since 2006. Mr. Tokuno was appointed as a Senior Executive Officer in 2006. Mr. Tokuno served as the General Manager of the ATE Software Division of the ATE Business Group from 1992 to 2001, the Vice President of the ATE Business Group from 2000 to 2001, Senior Vice President of the ATE Business Group form 2001 to 2005, and also oversaw Advantest’s product development from 2004 to 2005. Mr. Tokuno served as a Director of Advantest from 1996 to 2003 and as a Managing Executive Officer from 2003 to 2006, also oversaw Advantest’s test business from 2005 to 2006. Mr. Tokuno joined Advantest in 1971.

Hitoshi Owada has served as a Director of Advantest since 1997. Mr. Owada was appointed as a Managing Executive Officer in 2003 to oversee the corporate affairs of Advantest. Mr. Owada served as the Manager of the Accounting and Finance Department from 1991 until June 2002, and the Senior Vice President of the Corporate Affairs Group and the General Manager of the Auditing Group, both from 2001 to 2003. Mr. Owada joined Advantest in 1970.

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

Megumi Yamamuro has served as a Corporate Auditor since 2006. Mr. Yamamuro registered as an attorney-in-fact in 2004 and joined Cast Itoga Law P.C. in 2004. Mr. Yamamuro has served as a professor at the graduate school of legal and political studies of the University of Tokyo since 2004. Mr. Yamamuro has also served as a Corporate Auditor of Fujitsu Limited since 2004. Mr. Yamamuro served as a judge of the Tokyo District Court and the Tokyo High Court from 1997 to 2004.

Corporate Executive Officers

Advantest’s corporate executive officers as of June 27, 2006 are as follows:

Name	Age	Position
Toshio Maruyama	58	President and CEO

Junji Nishiura	60	Senior Executive Officer

Hiroji Agata	59	Senior Executive Officer

Takashi Tokuno	57	Senior Executive Officer

Hitoshi Owada	60	Managing Executive Officer

Yuri Morita	58	Managing Executive Officer

Jiro Katoh	59	Managing Executive Officer

Takao Tadokoro	57	Managing Executive Officer

Hiroyasu Sawai	56	Managing Executive Officer

Hiroshi Tsukahara	55	Managing Executive Officer

Masao Shimizu	53	Executive Officer

Masao Araki	59	Executive Officer

Yuichi Kurita	56	Executive Officer

Yoshiro Yagi	54	Executive Officer

Hideaki Imada	51	Executive Officer

Shinichiro Umeda	56	Executive Officer

Akira Hatakeyama	55	Executive Officer

Yasuhiro Kawata	52	Executive Officer

Takashi Sugiura	49	Executive Officer

Shinichiro Kuroe	47	Executive Officer

Takashi Sekino	49	Executive Officer

Hiroshi Nakamura	48	Executive Officer

Yoshiaki Yoshida	48	Executive Officer

Mr. Maruyama, Mr. Nishiura, Mr. Agata, Mr. Tokuno, and Mr. Owada are also members of Advantest’s board of directors.

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

Hiroshi Tsukahara was appointed as a Managing Executive Officer in 2005 and served as the Senior Vice President of the 1st Test System Business Group and the General Manager of Product Design Initiatives 1 since 2006. He has served as the Senior Vice President of the DI (Device Interface) Business Group and the General Manager of the DI Business Division from 2001 to 2003. Mr. Tsukahara also served as the Manager of the DI Technology R&D Department from 2001 to 2003. Mr. Tsukahara served as a Director of Advantest from 2001 to 2003, and an Executive Officer from 2003 to 2005. Mr. Tsukahara joined Advantest in 1974. Mr. Tsukahara was appointed as an outside Director of Fujitsu Interconnect Technologies Limited in 2005 and has served as an outside Director since then.

Masao Shimizu was appointed as an Executive Officer in 2003. He has served as the General Manager of the DI Business Division and the Senior Vice President of the DI Business Group since 2006. Mr. Shimizu also served as the General Manager of the SoC Tester Business Division of the ATE Business Group from 2000 to 2001, the General Manager of the 1st SoC Tester Business Division from 2002 to 2005, the Vice President of the ATE Business Group (overseeing SoC Tester Product) from 2004 to 2005, and Senior Vice president of the 1st Test System Business Group from 2005 to 2006. Mr. Shimizu served as a Director of Advantest from 2001 to 2003. Mr. Shimizu joined Advantest in 1973.

Masao Araki was appointed as an Executive Officer in 2003. He has served as the Chairman of the Board of Advantest (Suzhou) Co., Ltd. and Advantest Shanghai Ltd. since 2004 and their president from 2004 to 2006.

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

Takashi Sugiura was appointed as an Executive Officer in 2005. He has served as the Senior Vice President of the FA Business Group and the General Manager of the Handler Business Group since 2006.

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

Takashi Sekino was appointed as an Executive Officer in 2006. Mr. Sekino has also served as the General Manager of the 1st Technology Division in the Technology Development Group since 2005 and the Vice President of the Technology Development Group since 2006. Mr. Sekino also served as the Senior Vice President of ATE Technology 1st Development Department in the ATE Business Group from 1998, the Senior Vice President of ATE Technology 2nd Development Department in the ATE Business Group from 1998 to 2001, the Senior Vice president of ATE Technology 3rd Development Department in the ATE Business Group from 2001, and the Senior Vice President of ATE Technology 1st Development Department in the ATE Business Group from 2001 to 2005. Mr. Sekino joined Advantest in 1982.

Hiroshi Nakamura was appointed as an Executive Officer in 2006. Mr. Nakamura has served as the Manager of the Accounting Department in the Corporate Affairs Group since 2002, and as the Vice President of the Corporate Affairs Group since 2006. Mr. Nakamura also served as the Manager of the Business Accounting Department of the Corporate Affairs Group from 1998 to 2002. Mr. Nakamura jointed Advantest in 1981.

Yoshiaki Yoshida was appointed as an Executive Officer in 2006. Mr. Yoshida has served as President & CEO of Advantest Finance Inc. since 2000. Mr. Yioshida served as a Director of Advantest Finance Inc. from 1999 to 2000. Mr. Yoshida jointed Advantest in 1999.

6.B	COMPENSATION

Executive Compensation

Advantest paid an aggregate of approximately ¥339 million in compensation during the year ended March 31, 2006 to its directors and corporate auditors as a group. Compensation for directors and corporate auditors must be authorized by the resolutions of the general meetings of shareholders. During fiscal 2005, all of Advantest’s senior executive officers were directors of Advantest. For a description of Advantest’s equity-based compensation plans, see “—Share Ownership”.

Advantest set aside or accrued during the year ended March 31, 2006 an aggregate of ¥1,681 million to provide retirement benefits for its directors and corporate auditors.

6.C	BOARD PRACTICES

Directors

The board of directors has the ultimate responsibility for the administration of the affairs of Advantest. Advantest’s articles of incorporation limit the number of directors to ten. Directors are elected at a general meeting of shareholders, and the standard term of directors is one year. Directors may serve any number of consecutive terms. The board of directors elects one or more representative directors from among its members, each of whom has the authority individually to represent Advantest. From among its members, the board of directors may elect the chairman and the vice chairman. None of the directors of Advantest has a service contract with Advantest that provides for benefits upon termination of service.

Pursuant to the Company Law and Advantest’s articles of incorporation, and to the extent permitted by the laws and regulations, Advantest may, by resolution of the Board of Directors, exempt liabilities of its directors (including persons who have previously served as Advantest’s directors) for failing to perform their duties. Advantest may enter into contracts with outside directors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Company Law.

Corporate Auditors

Advantest’s articles of incorporation provide for no more than five corporate auditors and Advantest currently has two standing corporate auditors and two outside corporate auditors. Corporate auditors are elected at the general meeting of shareholders and the standard term of office of corporate auditors is four years. Under the Company law, at least half of the corporate auditors are required to be persons who have not been a director, accounting counselor (if an accounting counselor is a corporation, an employee of such corporation who executes its duties), executive officer, manager, or employee of Advantest or any of its subsidiaries at any time in the past. Corporate auditors may not at the same time be directors, accounting counselors (if an accounting counselor is a corporation, an employee who executes its duties), executive officers, managers, or employees of Advantest or any of its subsidiaries. Advantest increased the number of required outside corporate auditors from one to two at the general meeting of shareholders held in June 2003 in order to strengthen the auditing function of the board of corporate auditors. Corporate auditors are under a statutory duty to oversee the administration of Advantest’s affairs by its directors, to examine its financial statements and business reports to be submitted annually by its board of directors to the general meetings of the shareholders and to report their opinions thereon. They are also required to attend the meetings of the board of directors and to express their opinions, but are not entitled to vote.

Corporate auditors constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to the directors each year. A corporate auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the method of examination of Advantest’s business conditions and financial standing and other matters concerning the performance of the corporate auditors’ duties.

Pursuant to the Company Law and Advantest’s articles of incorporation, and to the extent permitted by the laws and regulations, Advantest may, by resolution of the Board of Directors, exempt liabilities of its corporate auditors (including persons who have previously served as Advantest’s corporate auditors) for failing to perform their duties. Advantest may enter into contracts with outside corporate auditors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Company Law.

Significant Differences in Corporate Governance Practices between Advantest and U.S. Companies Listed on the New York Stock Exchange

Pursuant to home country practices exemptions granted by the New York Stock Exchange, or the NYSE, Advantest is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The United States Securities and Exchange Commission, or the SEC, approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies in November 2003, as further amended in November 2004. Advantest is exempted from the approved changes, except for requirements that (a) Advantest’s audit committee satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 as amended, or the Exchange Act, (b) Advantest must disclose significant differences in the corporate governance practices followed by Advantest as compared to those followed by domestic companies under the NYSE listing standards, (c) Advantest’s CEO must notify the NYSE of material non-compliance with (a) and (b), and (d) Advantest must submit annual and interim written affirmations to the NYSE. Advantest’s corporate governance practices and those followed by domestic companies under the NYSE listing standards, or NYSE Corporate Governance, have the following significant differences:

1. Directors. Advantest currently has two independent directors on its board of directors. Unlike NYSE Corporate Governance, the Company Law of Japan and related legislation (hereinafter in Item 6.C, the “Company Law”), do not require Japanese companies with boards of corporate auditors such as Advantest to have any independent directors on its board of directors. While NYSE Corporate Governance requires that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, Advantest currently has no non-management director on its board of directors. Unlike NYSE Corporate Governance, the Company Law does not require, and accordingly Advantest does not have, an internal corporate organ or committee comprised of only independent directors.

2. Committees. Advantest has not established committees responsible for director nomination, corporate governance and executive compensation as required by NYSE Corporate Governance, but it has adopted a system of corporate auditors based on the Company Law and integrated such system into Advantest’s corporate governance structure. In addition, in connection with such system of corporate auditors, Advantest has elected to establish a nomination and compensation committee, which is an optional committee under the Company Law.

Pursuant to the Company Law, Advantest’s board of directors nominates and submits a proposal for appointment of directors for shareholder approval. The shareholders vote on such nomination at Advantest’s general meeting of shareholders. The Company Law requires that the respective total amount of remuneration, among others, (remuneration, bonus, and other consideration for services related to employment) to be paid to all directors and all corporate auditors must be determined by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. The distribution of remuneration among directors is broadly delegated to Advantest’s board of directors and the distribution of remuneration among corporate auditors is determined by the board of corporate auditors.

3. Audit Committee. Advantest avails itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

Consistent with the requirements of the Company Law, Advantest elects its corporate auditors through a resolution adopted at a general meeting of shareholders. Advantest currently has four corporate auditors, which exceeds the minimum number of corporate auditors required pursuant to the Company Law.

Unlike NYSE Corporate Governance, the Company Law, among others, does not require corporate auditors to establish an expertise in accounting nor are they required to present other special knowledge and experience. Under the Company Law, the board of corporate auditors may determine the auditing policies, method of examination of Advantest’s business conditions and financial standing, and may resolve other matters concerning the execution of the corporate auditor’s duties, prepare auditors’ reports and give consent to proposals of the nomination of corporate auditors and accounting auditors.

Advantest currently has two corporate auditors who satisfy the requirements of “outside corporate auditor” under the Company Law. Unlike NYSE Corporate Governance, under the Company Law, at least one-half of the corporate auditors of Advantest must be “outside corporate auditors”, which is a person who was not a director, an accounting counselor (if an accounting counselor is a corporation, an employee of such corporation who carries out its duties), executive officer, general manager, or any other employee of Advantest or any of its subsidiaries at any time in the past. Corporate auditors may not at the same time be directors, an accounting counselor (if an accounting counselor is a corporation, an employee who carries out its duties), executive officer, general manager, or any other employee of Advantest or any of its subsidiaries.

4. Corporate Governance Guidelines. Advantest is required to adopt or disclose corporate governance guidelines under Japanese laws and regulations, including the Company Law and the Securities and Exchange Law of Japan or stock exchange rules. Pursuant to the Company Law, Advantest is required to decide to implement a structure as required by an ordinance of the Ministry of Justice (the “Internal Control System”) in order to ensure directors’ compliance with applicable laws and regulations and Advantest’s articles of incorporation while executing their duties and joint stock companies’ proper business operation, and is required to disclose the decision to implement the Internal Control System, policies and the present conditions of its corporate governance in its business report, annual securities report and certain other disclosure documents in accordance with the Company Law, the Securities and Exchange Law, and applicable Cabinet ordinances and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Unlike NYSE Corporate Governance, under Japanese law (including the Company Law and the Securities and Exchange Law of Japan), and stock exchange rules, Advantest is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, Advantest is not required to adopt and disclose a code of business conduct and ethics for these individuals. However, in accordance with the Company Law, Advantest has decided to implement the Internal Control System as a structure to ensure that director’s execution of their duties at meetings of the Board of Directors complies with applicable laws and regulations and Advantest’s articles of incorporation. Furthermore, Advantest has established a code of ethics consistent with Section 406 of the Sarbanes-Oxley Act.

6. Shareholder Approval of Equity Compensation Plans. Unlike NYSE Corporate Governance, in which material revisions to equity-compensation plans of the listed companies are subject to shareholder approval, pursuant to the Company Law, if a joint stock company desires to adopt an equity-compensation plan for directors as compensation to directors other than cash, such company is generally required to obtain shareholder approval by an “ordinary resolution”. In addition to the above approval, when Advantest previously desired to adopt an equity-compensation plan under which stock acquisition rights are granted on favorable terms to the recipient under the plan (except where such rights are granted to all of its shareholders on a pro-rata basis at the same time), then Advantest has obtained shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

6.D	EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2004, March 31, 2005 and March 31, 2006.

	As of March 31,
	2004	2005	2006
Full-Time Employees	3,544	3,565	3,595
By Category of Activity:
Administrative	398	395	403
Sales	310	292	299
Customer Support	850	927	884
Manufacturing	811	790	798
Research and Development	1,100	1,071	1,120
Other	75	90	91
By Geographic Location:
Japan	2,820	2,783	2,800
Asia (excluding Japan)	370	418	441
Americas	229	240	235
Europe	125	124	119

Most regular employees of Advantest and its subsidiaries in Japan are members of one of the seven labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

During the fiscal year ended March 31, 2006, Advantest averaged approximately 505 temporary employees at any one time.

6.E	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of Advantest as of March 31, 2006 of each of Advantest’s directors, corporate auditors and senior executive officers as of March 31, 2006. Also included is share ownership information with respect to Mr. Yasushige Hagio, Advantest’s newly elected director as of June 2006, Mr. Megumi Yamamuro, Advantest’s newly elected corporate auditor as of June 2006, and corporate executive officers newly appointed as of June 2006.

Name of Record/Beneficial Owner	Number of Shares
Shimpei Takeshita	103,212
Toshio Maruyama	93,241
Hiroshi Oura	57,980
Junji Nishiura	64,379
Hiroji Agata	68,653
Hitoshi Owada	53,587
Takashi Tokuno	20,849
Noboru Yamaguchi	12,505
Tadahiko Hirano	8,433
Naoyuki Akikusa	3,013
Takashi Takaya	6,047
Kenichi Mitsuoka	49,689
Yuri Morita	46,518
Jiro Katoh	61,573
Takao Tadokoro	47,987
Hiroyasu Sawai	19,001
Hiroshi Tsukahara	41,548
Masao Shimizu	48,000
Masao Araki	19,375
Yuichi Kurita	30,188
Yoshiro Yagi	38,241
Hideaki Imada	37,377
Shinichiro Umeda	25,270
Akira Hatakeyama	27,326
Yasuhiro Kawada	15,024
Takashi Sugiura	21,040
Shinichiro Kuroe	20,040
Yasushige Hagio	0
Megumi Yamamuro	0
Takashi Sekino	6,818
Hiroshi Nakamura	8,643
Yoshiaki Yoshida	5,112

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of Advantest.

The numbers of shares owned by Advantest’s directors, corporate auditors and officers include options that are currently exercisable for 955,000 shares of Advantest’s common stock. For a description of these options, see “—Incentive Warrant Plan and Stock Option Plan”. The number of shares of common stock owned by Advantest’s directors, corporate auditors and officers reflects the number of shares representing less than one unit (100 shares) that are owned through the director and corporate auditor stock ownership association and allocated to an individual director, corporate auditor or officer. For a description of this association, see “—Stock Ownership Associations”. For a description of the unit share system, see “Additional Information—Memorandum and Articles of Association—The Unit Share System”.

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

At the general ordinary meetings of shareholders held in June 2002, June 2003, June 2004, June 2005 and June 2006, the shareholders of Advantest approved stock option plans for selected directors, officers, corporate auditors and employees of Advantest. The shareholders of Advantest also approved the compensation amount of stock acquisition rights to be granted as stock options to directors and corporate auditors. The following table shows selected information related to these stock options.

	First series	Second series	Third series
Date of grant	July 5, 2002	April 25, 2003	June 27, 2003
Number of shares to be transferred/issued	735,000	14,000	734,000
Exercise price per share	¥8,148	¥8,148	¥5,160
Beginning of exercise period	April 1, 2003	May 1, 2003	April 1, 2004
End of exercise period	March 31, 2007	March 31, 2007	March 31, 2008
Number of directors, officers and corporate auditors of Advantest	23	0	25
Number of other employees	153	3	159

	Fourth series	Fifth series	Sixth series
Date of grant	August 29, 2003	January 27, 2004	March 31, 2004
Number of shares to be transferred/issued	6,000	7,000	3,000
Exercise price per share	¥8,090	¥9,220	¥8,550
Beginning of exercise period	April 1, 2004	April 1, 2004	April 1, 2004
End of exercise period	March 31, 2008	March 31, 2008	March 31, 2008
Number of directors, officers and corporate auditors of Advantest	0	0	0
Number of other employees	3	1	1

	Seventh series	Eight series	Ninth series
Date of grant	July 1, 2004	November 15, 2004	April 1, 2005
Number of shares to be transferred/issued	761,000	4,000	4,000
Exercise price per share	¥7,464	¥7,464	¥7,464
Beginning of exercise period	April 1, 2005	April 1, 2005	April 1, 2005
End of exercise period	March 31, 2009	March 31, 2009	March 31, 2009
Number of directors, officers and corporate auditors of Advantest	26	0	0
Number of other employees	179	2	2

	Tenth series	Eleventh series	Twelfth series
Date of grant	July 4, 2005	December 1, 2005	February 28, 2006
Number of shares to be transferred/issued	759,000	8,000	2,000
Exercise price per share	¥8,600	¥8,600	¥13,403
Beginning of exercise period	April 1, 2006	April 1, 2006	April 1, 2006
End of exercise period	March 31, 2010	March 31, 2010	March 31, 2010
Number of directors, officers and corporate auditors of Advantest	27	0	0
Number of other employees	181	6	1

	Thirteenth series	Fourteenth series
Date of grant	July 12, 2006	July 12, 2006
Number of shares to be transferred/issued	180,000	614,000
Exercise price per share	To be determined	To be determined
Beginning of exercise period	April 1, 2007	April 1, 2007
End of exercise period	March 31, 2011	March 31, 2011
Number of directors, officers and corporate auditors of Advantest	13	18
Number of other employees	0	186

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

Stock Ownership Associations

Advantest’s director and corporate auditor stock ownership association is a partnership formed by the current and former directors, executive officers and corporate auditors of Advantest for the purpose of acquiring Advantest’s shares of common stock. Only current directors, executive officers and corporate auditors and company advisors that formerly were directors or corporate auditors of Advantest may join the director and corporate auditor stock ownership association. Advantest established its director and corporate auditor stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of a single unit, to that member. As of March 31, 2006, 33 current and former directors, executive officers, corporate auditors and company advisors were members of the director and corporate auditor stock ownership association, and the association held 4,258 shares of Advantest’s common stock. Advantest also has an employee stock ownership association for other employees in Japan. As of March 31, 2006, the association had 555 members and held 148,158 shares of Advantest’s common stock.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	MAJOR SHAREHOLDERS

As of March 31, 2006, 93,326,649 shares of Advantest’s common stock were outstanding. Beneficial ownership of Advantest’s common stock in the table below was prepared from publicly available records of the filings made by Advantest’s shareholders regarding their ownership of Advantest’s common stock under the Securities and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	10,071,396	10.09%
Capital Guardian Trust Company and its related entities	6,622,750	6.64%
Goldman Sachs (Japan) Ltd. and its related entities	6,620,702	6.58%

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

The number of shares owned by Goldman Sachs (Japan) Ltd. and its related entities is based on reports filed under the Securities and Exchange Law of Japan stating that Goldman Sachs and its related entities held or were deemed to hold beneficially, as of December 31, 2005, 6,620,702 shares of Advantest’s common stock.

The number of shares owned by Capital Guardian Trust Company and its related entities is based on reports filed under the Securities and Exchange Law of Japan stating that Capital Guardian Trust Company and its related entities held or were deemed to hold beneficially, as of September 30, 2005, 6,622,750 shares of Advantest’s common stock.

Based on information made publicly available on or after April 1, 2003, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of Advantest’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
Capital Guardian Trust Company and its related entities	April 30, 2003	9,672,950	9.69%	(2,465,870)	7,207,080	7.22%
Capital Guardian Trust Company and its related entities	October 31, 2003	7,207,080	7.22%	(2,336,380)	4,870,700	4.88%
Tokyo Branch of Deutsche Securities Limited and its related entities	December 31, 2003	—	—	—	5,977,137	5.99%
Tokyo Branch of Deutsche Securities Limited and its related entities	February 29, 2004	5,977,137	5.99%	(1,233,537)	4,763,600	4.75%
Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities	March 31, 2004	—	—	—	5,405,467	5.42%
Goldman Sachs (Japan) Ltd. and its related entities	March 31, 2004	—	—	—	5,674,235	5.69%
Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities	June 30, 2004	5,405,467	5.42%	(2,982,024)	2,423,443	2.43%
Capital Guardian Trust Company and its related entities	January 31, 2005	—	—	—	9,705,410	9.73%
Fujitsu Limited and its related entities	February 22, 2005	20,771,396	20.83%	(6,700,000)	14,071,396	14.10%
Fujitsu Limited and its related entities	February 23, 2005	14,071,396	14.10%	(4,000,000)	10,071,396	10.09%
Nomura Securities Co., Ltd. and its related entities	February 28, 2005	—	—	—	6,476,799	6.49%
Capital Guardian Trust Company and its related entities	April 7, 2005	9,705,410	9.73%	1,032,000	10,737,410	10.76%
Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities	September 20, 2005	—	—	—	6,514,814	6.53%
Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities	September 30, 2005	6,514,814	6.53%	1,055,950	7,570,764	7.59%
Capital Guardian Trust Company and its related entities	September 30, 2005	10,737,410	10.76%	(4,114,660)	6,622,750	6.64%
Goldman Sachs (Japan) Ltd. and its related entities	September 30, 2005	6,577,425	6.58%	1,035,557	7,612,982	7.59%
Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities	October 6, 2005	7,570,764	7.59%	(1,976,950)	5,593,814	5.61%
Barclays Global Investors Japan Trust & Banking Co., Ltd. and its related entities	December 31, 2005	5,934,864	5.95%	(2,761,100)	3,173,764	3.18%
Goldman Sachs (Japan) Ltd. and its related entities	December 31, 2005	7,612,982	7.59%	(992,280)	6,620,702	6.58%
Nomura Securities Co., Ltd. and its related entities	February 28, 2006	6,476,799	6.49%	(1,551,943)	4,924,856	4.94%

As of March 31, 2006, Advantest had 93,326,649 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for Advantest’s ADSs, as of March 31, 2006, 315,200 shares of Advantest common stock were held in the form of ADRs and there were four ADR holders of recording the U.S. According to Advantest’s register of shareholders and register of beneficial owners, as of March 31, 2006, there were 22,193 holders of common stock of record worldwide. As of March 31, 2006, there were 93 record holders of Advantest’s common stock with addresses in the U.S., whose shareholdings represented 12.8% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of Advantest’s share of common stock entitles the holder to any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells products to and purchases parts from Fujitsu Limited, an approximately 10% beneficial shareholder of Advantest, and its subsidiaries. Advantest sells products to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥3,618 million in fiscal 2005 from the sale of products to Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥10,378 million in fiscal 2005. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥3,100 million as of March 31, 2006. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥4,392 million as of March 31, 2006. Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Oura, a Director and Advisor of Advantest, currently serves as a director of Fujitsu Limited. Mr. Takaya, a Corporate Auditor of Advantest since 2003, currently serves as a corporate auditor of Fujitsu Limited. Mr. Akikusa, a Corporate Auditor of Advantest since 2005, currently serves as the chairman of the board of directors of Fujitsu Limited. Mr. Yamamuro, a Corporate Auditor of Advantest since 2006, currently serves as a corporate auditor of Fujitsu Limited.

Loans

As of March 31, 2006, Advantest has no outstanding loans to its directors and executive officers.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2001	26,200	9,910
2002	15,300	4,800	$22.75	$10.25
2003	10,100	3,820	19.30	7.61
2004	9,440	3,750	22.11	7.99
2005	9,330	6,180	22.16	14.18
2006	15,430	7,400	32.27	17.36

Financial quarter ended/ending
June 30, 2003	5,320	3,750	11.20	7.99
September 30, 2003	8,650	5,580	18.99	11.64
December 31, 2003	8,890	7,300	20.41	17.10
March 31, 2004	9,440	7,830	22.11	18.22
June 30, 2004	9,330	6,740	22.16	15.52
September 30, 2004	7,260	6,180	16.59	14.18
December 31, 2004	8,810	6,630	21.45	15.40
March 31, 2005	9,250	8,100	22.10	18.91
June 30, 2005	8,470	7,400	19.41	17.36
September 30, 2005	9,160	7,910	21.00	17.73
December 31, 2005	11,890	8,280	25.38	18.09
March 31, 2006	15,430	11,930	32.27	25.90
June 30, 2006 (through June 21)	15,210	10,320	31.86	22.35

Month ended
December 31, 2005	11,890	10,500	25.38	22.45
January 31, 2006	14,400	11,930	30.72	25.90
February 28, 2006	15,430	12,740	32.27	27.45
March 31, 2006	14,030	12,860	29.96	27.46
April 30, 2006	15,210	13,120	31.86	28.80
May 31, 2006	13,240	11,360	29.57	25.55

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKETS

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

Set forth below is information relating to Advantest’s common stock, including brief summaries of the relevant provisions of Advantest’s articles of incorporation and share handling regulations and of the Company Law of Japan (the “Company Law”, hereinafter in Item 10.B, the same) and related legislation, all as currently in effect.

General

Advantest’s authorized number of shares to be issued is 220,000,000 shares. The number of Advantest’s issued share capital as of March 31, 2006, including treasury shares, was 99,783,385. All of the issued shares are fully paid and non-assessable.

Under the Company Law, the transfer of shares is principally effected by delivery of share certificates. However, in order to assert shareholders’ rights against Advantest, a shareholder must have its name and address registered on Advantest’s register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with the share registration agent. Advantest’s share registration agent is Tokyo Securities Transfer Agent Co., Ltd., located at 4-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan. The shares have no par value.

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

Participating shareholders must deposit certificates representing the shares to be included in this clearing system with Japan Securities Depository Center, Inc. (“JASDEC”). If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on Advantest’s register of shareholders. Each participating shareholder will, in turn, be recorded in the register of beneficial owners prepared by Advantest based on information furnished to the share registration agent of Advantest by the participating institutions and JASDEC. These participating shareholders will be treated in the same way as shareholders registered on Advantest’s register of shareholders. The register of beneficial owners is updated as of the record date on which shareholders entitled to rights pertaining to the shares are determined. The record date is usually March 31 and September 30 of each year. To transfer deposited shares, delivery of share certificates is not required. Entry of the share transfer in the book maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as the delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and will receive notices to shareholders directly from Advantest. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

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

Dividends

Dividends—General

Under its articles of incorporation, Advantest’s fiscal year closes on March 31 of each year, and year-end dividends, if any, are paid to shareholders and beneficial owners (or registered pledgees thereof) of record at that date.

Under the Company Law, subject to certain limitation on the distributable surplus, dividends, if any, may be paid to shareholders, beneficial shareholders, and pledgees of shares of record as of a record date as set forth by Advantest’s articles of incorporation or as determined by the board of directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash, or in kind subject to certain conditions being met. Advantest may make distribution of dividends by a resolution of a general meeting of shareholders. However, Advantest may generally determine such matters by a resolution of the board of directors.

Dividends—Interim cash dividends

In addition to year-end cash dividends, pursuant to Article 459, Paragraph 1, Item 4 of the Company Law, the board of directors may by resolution declare, an interim cash surplus dividend to shareholders, beneficial shareholders, and pledges of record at September 30 of each year.

Dividends—Legal reserve

When a stock company like Advantest makes distribution of surplus, it shall set aside in its legal reserve or additional paid-in capital an amount equal to 10 percent of the amount of the surplus to be decreased as a result of such distribution of surplus in accordance with the provisions set forth in an ordinance of the Ministry of Justice.

Dividends—Distributable amount

Under the Company Law, Advantest is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount (as defined below) as at the effective date of such distribution of surplus.

The amount of surplus at any given time shall be the amount of Advantest’s assets and the book value of Advantest’s treasury stock after subtracting the amounts of the following items (1) through (4) as they appear on Advantest’s non-consolidated balance sheet as at the end of Advantest’s last fiscal year, and after reflecting the changes in Advantest’s surplus after the end of Advantest’s last fiscal year, by adding the amounts of the following items (5), (6) and (7) and/or subtracting the amounts of the following items (8), (9) and (10):

(1)	its liabilities;

(2)	its stated capital;

(3)	its additional paid-in capital and legal reserve;

(4)	other amounts as provided for by an ordinance of the Ministry of Justice;

(5)	(if Advantest transferred its treasury stock after the end of the last fiscal year) the amount of the transfer price of its treasury stock after subtracting the book value thereof;

(6)	(if Advantest decreased its stated capital after the end of the last fiscal year) the amount of decrease in its stated capital (excluding the amount transferred to the additional paid-in capital or legal reserve);

(7)	(if Advantest decreased its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of decrease in its additional paid-in capital or legal reserve (excluding the amount transferred to the stated capital);

(8)	(if Advantest cancelled its treasury stock after the end of the last fiscal year) the book value of its treasury stock so cancelled;

(9)	(if Advantest distributed surplus to shareholders after the end of the last fiscal year) the amount of the assets distributed to shareholders by way of such distribution of surplus; and

(10)	other amounts as provided for by an ordinance of the Ministry of Justice including (if Advantest reduced the surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction and (if Advantest has distributed the surplus to the shareholders after the end of the last fiscal year) the amount set aside in additional paid-in capital or legal reserve (if any) as required by the ordinances of the Ministry of Justice.

The Distributable Amount of Advantest at any given time shall be the aggregate amount of (a) the surplus and (b) the amount of the transfer price of its treasury stock in the same period, after subtracting the amounts of the following items:

(1)	the book value of its treasury stock;

(2)	(if Advantest transferred its treasury stock after the end of the last fiscal year) the amount of the transfer price of its treasury stock; and

(3)	other amounts as provided for by an ordinance of the Ministry of Justice including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

In addition, if Advantest elects to become a company that uses its consolidated balance sheet for calculating distributable dividends (thus, becomes “a company subject to regulations in respect of dividends determined based on consolidated accounts”), Advantest would be required to deduct the excess amount calculated in the following manner from the distributable amount of surplus. Such excess amount is determined as (x) the total amount of the amount of shareholders’ equity on unconsolidated balance sheet at the end of the last fiscal year and other amounts as provided for by an ordinance of the Ministry of Justice exceeds (y) the total amount of the amount of shareholders’ equity on its consolidated balance sheet at the end of its last fiscal year and other amounts as provided for by an ordinance of the Ministry of Justice.

If Advantest prepares extraordinary financial statements (as described below) and such extraordinary financial statements are approved at a meeting of the Board of Directors or the shareholders (if the Company Law so requires), Advantest would be required to adjust the distributable amount for surplus by considering the profits and losses and the amount in respect of issuance of treasury stock during the period covered in such extraordinary financial statements.

Advantest may prepare extraordinary unconsolidated financial statements that consist of a balance sheet as of a date within the fiscal year immediately following the last fiscal year (an extraordinary settlement date) and profit and loss covering a period of the first day of the current fiscal year up to such extraordinary settlement date. Such extraordinary financial statements prepared in the foregoing manner must be audited by corporate auditors and accounting auditors.

Dividends—Ex-dividend date and prescription

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally becomes ex-dividend on the third business day before the record date.

Under the articles of incorporation, Advantest is not required to pay any cash dividends unclaimed for a period of three years after the date on which the dividends first become payable.

For information as to Japanese taxes on dividends, see “—Taxation—Japanese Taxation”.

Capital Accounts

The amount of the issue price of new shares (with certain exceptions) is required to be accounted for as stated capital, although Advantest may account for an amount not exceeding one-half of the issue price as additional paid-in capital.

Under the Company Law, a resolution of general meetings of shareholders is generally required for such transfer of the additional paid-in capital and legal reserve to the stated capital.

Advantest may also reduce the sum of its legal reserve and additional paid-in capital to one-quarter or more of its stated capital by resolution of a general meeting of shareholders. Under the Company Law, Advantest may reduce the sum of its legal reserve and additional paid-in capital without the limitation of the amount to be reduced as mentioned above.

The whole or any part of surplus which may be distributed as dividends may also be transferred to stated capital by resolution of a general meeting of shareholders.

Stock Split

Advantest may at any time split the outstanding shares into a greater number of shares by resolution of the board of directors. Advantest must give public notice of the stock split, specifying a record date for the stock split, not less than two weeks prior to the record date.

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

The Unit Share System

General

Consistent with the requirements of the Company Law, Advantest’s articles of incorporation provide that 100 shares constitute one “unit”. Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the board of directors rather than by the special shareholders resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 shares.

Voting Rights under the Unit Share System

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Share Certificate for Less Than a Full Unit of Shares

Advantest’s articles of incorporation provide that Advantest chooses not to issue share certificate for any number of shares less than a unit will be issued. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which share certificates are not issued will not be transferable.

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

General Meeting of Shareholders

Advantest holds its ordinary general meeting of shareholders within three months after the end of a fiscal year and normally in June of each year in Tokyo, Japan. In addition, Advantest may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Company Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with Advantest’s share handling regulations, at least two weeks before the date of the meeting. The record date for an ordinary general meeting of shareholders is March 31 each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a request to a representative director of Advantest at least eight weeks before the date of such meeting.

Voting Rights

A holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. In general, under the Company Law, a resolution can be adopted at a general meeting of shareholders by a majority of voting rights represented at the meeting. The Company Law and Advantest’s articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the voting rights of all shareholders. Advantest’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are directly or indirectly owned by Advantest or, due to other causes, whose management is being controlled in substance by Advantest as provided for by an ordinance of the Ministry of Justice, does not have voting rights.

Shareholders may exercise their voting rights through proxies if those proxies are also shareholders who have voting rights.

The Company Law provides that a quorum of at least one-third of voting rights of shareholders that are eligible to vote must be present at a shareholders’ meeting to approve any material corporate actions, such as:

(1)	amendment of the articles of incorporation (except in cases in which a shareholders’ resolution is not required)

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)	any issue or transfer of new or treasury shares at a “specially favorable” price (or any issue of stock acquisition rights, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(5)	the removal of a corporate auditor;

(6)	the exemption of liability of a director or corporate auditor with certain exceptions;

(7)	a reduction of stated capital meeting certain conditions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(12)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or

(13)	separating of the corporation with certain exceptions in which a shareholders’ resolution is not required,

At least two-thirds of voting rights eligible to vote that are represented at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADRs, see “Description of American Depositary Receipts” set forth in Advantest’s registration statement on Form F-1 filed with the Securities and Exchange Commission on July 22, 2002.

Rights to be Allotted Shares

Holders of shares have no preemptive rights under Advantest’s articles of incorporation. Under the Company Law, the board of directors may, however, determine that shareholders shall be given rights to be allotted shares in connection with a particular issue or transfer of new or treasury shares, or stock acquisition rights. In this case, the rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date.

Rights to be allotted new or treasury shares are non-transferable. A shareholder, however, may be allocated stock acquisition rights for free, in which case such stock acquisition rights may be transferred to a third party.

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

Repurchase by Advantest of Shares

Advantest may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the board of directors), (ii) by purchase from a specific party (pursuant to a special resolution of a general meeting of shareholders), or (iii) from a subsidiary of Advantest (pursuant to a resolution of the board of directors). When such acquisition is made by Advantest from a specific party other than a subsidiary of Advantest, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that Advantest also purchase the shares held by such shareholder. However, under the Company Law, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase. Any such acquisition of shares must satisfy certain requirements and shall be integrated into regulations governing financial resources relating to the distribution of distributable surplus to shareholders. See “Additional Information—Memorandum and Articles of Association—Dividends—Distributable amount.”

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

The Company Law generally prohibits any subsidiary of Advantest from acquiring shares of Advantest.

Disposal of the Shares by Advantest

Advantest is not required to send notices to a shareholder if notices to such shareholder fail to arrive continuously for five years or more at the registered address of the shareholder in the Advantest’s register of shareholders or at the address otherwise notified to Advantest.

In addition, Advantest may dispose of the Shares at the then market price of the Shares by a resolution of the Board of Directors and after giving at least three months’ prior public notice as well as individual notice to the shareholder at the registered address of the shareholder in the Advantest’s register of shareholders or to the address otherwise notified to Advantest, and hold or deposit the proceeds for the shareholder, the location of which is unknown, if (i) notices to the shareholder fail to arrive continuously for five years or more at the registered address of the shareholder in Advantest’s register of shareholders or at the address otherwise notified to Advantest, and (ii) the shareholder fails to receive surplus dividends on the Shares continuously for five years or more at the address registered in Advantest’s register of shareholders or at the address otherwise notified to Advantest.

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

The following discussion is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of the shares of common stock of Advantest (the “Shares”) or ADSs. This summary does not purport to address all the material tax consequences that may be relevant to the holders of the Shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of Advantest’s voting stock, investors that hold the Shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the federal income tax laws and regulations of the United States and the national tax laws of Japan, judicial decisions and published rulings and administrative pronouncements as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), as described below, all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations.

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

An “Eligible U.S. Holder” is a U.S. Holder that:

(1)	is a resident of the United States for purposes of the Treaty,

(2)	does not maintain a permanent establishment in Japan (a) with which the Shares or ADSs are effectively connected and through which the U.S. holder carries on or has carried on a business or (b) of which the Shares or ADSs form part of the business property, and

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

In general, for purposes of the Treaty, and for U.S. federal and Japanese national income tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADSs, and exchanges of the Shares for ADSs, and exchanges of ADSs for the Shares, will not be subject to U.S. federal or Japanese income tax.

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

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits in themselves are, in general not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), other than any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the U.K.

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally reduced to 10% of the gross amount actually distributed and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise, unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Advantest to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of, or exemption from, Japanese withholding tax on payment of dividends on the Shares by Advantest is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through Advantest to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Advantest’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

Gains derived from the sale of the Shares or ADSs outside Japan by a non-resident Holder holding such Shares or ADSs as portfolio investors are, in general, not subject to Japanese income tax or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

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

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) with respect to the Shares or ADSs will currently be subject to U.S. federal income taxation at a maximum rate of 15%. Investors should be aware that the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs or Shares should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

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

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of Shares or ADSs will constitute income from sources outside the United States, and will be subject to various classifications and other limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of an Advantest dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or if the U.S. Holder does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year as a deduction from such U.S. Holder’s taxable income. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential tax rates of U.S. federal income tax. Additionally, special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

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

Based on current estimates of its income and assets, Advantest does not believe that it will be a PFIC for its current taxable year, and intends to continue its operations in such a manner that it will not become a PFIC in the future. However, Advantest can provide no assurance that it will not become a PFIC in the current or any future taxable year due to changes in its asset or income composition, a decrease in the price of its Shares (which is used as a measure of goodwill as an active asset) or for other reasons. If Advantest becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Shares or ADSs and on certain “excess” distributions (generally distributions in excess of 125% of the average distribution over a three-year period, or shorter holding period for the Shares or ADSs). In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates applicable to dividends described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income). Advantest will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year. If a U.S. Holder holds Shares or ADSs in any taxable year in which Advantest is a PFIC, such U.S. Holder will be required to file an information statement with the IRS.

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

THE SUMMARY OF U.S. FEDERAL INCOME AND JAPANESE NATIONAL TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. INVESTORS IN THE SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF SHARES OR ADSs BASED ON THEIR PARTICULAR CIRCUMSTANCES.

10.F	DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G	STATEMENT BY EXPERTS

Not applicable.

10.H	DOCUMENTS ON DISPLAY

Advantest files annual reports on Form 20-F and furnishes semi-annual and other periodic reports on Form 6-K with the Commission. You may read and copy (at prescribed rates) any reports, statements or other information on file at the public reference facilities maintained by the Commission at 100F Street, N.E., Room 1580, Washington, D.C. 20549 or by accessing the Commission’s home page (http://www.sec.gov). The ADSs are listed on the New York Stock Exchange under the symbol “ATE”, and Advantest’s reports and other information may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, copies of contracts referred to in this annual report may be inspected at the principal executive offices of Advantest, located at Shin Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan.

10.I	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Advantest is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices and credit.

Foreign Currency Exchange Rate Risk

The tables below summarizes information as of March 31, 2006 and March 31, 2005 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Singapore dollars, and foreign exchange forward contracts. The information in each table is presented in Japanese yen equivalents, which is Advantest’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2006 Assets and Liabilities Denominated in
In Yen Functional Currency	U.S.$	Euro	NT$	S$
	(in millions)
Cash and cash equivalents	¥41,891	¥8,242	¥582	¥410
Accounts receivable	5,625	209	1,360	0
Accounts payables and accruals	(1,013)	(386)	(685)	(2)

	As of March 31, 2005 Assets and Liabilities Denominated in
In Yen Functional Currency	U.S.$	Euro	NT$	S$
	(in millions)
Cash and cash equivalents	¥30,413	¥8,086	¥679	¥355
Accounts receivable	7,942	347	956	0
Accounts payables and accruals	(791)	(324)	(426)	(1)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2006 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥1,472
Accounts receivable	237
Accounts payables and accruals	(10)

As of March 31, 2005 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥2,604
Accounts receivable	318
Accounts payables and accruals	(5)

Foreign Exchange Forward Contracts

Foreign exchange forward contracts used by Advantest are primarily to reduce foreign currency exchange risk. Foreign exchange forward contracts are presented by the notional balances with weighted average exchanges rates. All of the foreign exchange forward contracts outstanding as of March 31, 2006 and March 31, 2005 are listed below.

	As of March 31, 2006
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥4,669	¥(15)	¥116.72
To sell Euro/receive yen	1,800	(35)	139.45
To sell yen/receive Euro	4,460	92	139.22

Total	¥10,929	¥42

	As of March 31, 2005
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥2,470	¥(49)	¥105.09
To sell Euro/receive yen	2,097	3	138.31
To sell yen/receive Euro	3,036	(2)	137.99

Total	¥7,603	¥(48)

Interest Rate Risk

The table below presents the principal cash flows and related weighted average interest rates by year of maturity for Advantest’s long-term debt obligations by expected maturity dates as of March 31, 2006.

Type of Debt and Average Interest Rate	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(in millions)
Partially secured borrowings by mortgage of property, plants and equipment (2.59%)	¥30	¥10	¥—	¥—	—	—	¥40	¥43

Total	¥30	¥10	¥—	¥—	—	—	¥40	¥43

The table below presents the principal cash flows and related weighted average interest rates by year of maturity for Advantest’s long-term debt obligations by expected maturity dates as of March 31, 2005.

Type of Debt and Average Interest Rate	Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in millions)
Partially secured borrowings by mortgage of property, plants and equipment (2.70%)	¥43	¥30	¥10	¥—	—	—	¥83	¥90
Unsecured bonds (1.88%)	20,000	—	—	—	—	—	20,000	20,264

Total	¥20,043	¥30	¥10	¥—	—	—	¥20,083	¥20,354

Securities Value Risk

The table below shows the acquisition price and fair value of securities that Advantest holds as of March 31, 2005 and March 31, 2006. Advantest does not hold or issue financial commodity with the purpose to trade.

	As of March 31, 2005		As of March 31, 2006
	Acquisition Price	Fair Value	Acquisition Price	Fair Value
	(in millions)
Tradable Securities	¥3,803	6,328	¥4,424	8,975

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A	DEBT SECURITIES

Not applicable.

12.B	WARRANTS AND RIGHTS

Not applicable.

12.C	OTHER SECURITIES

Not applicable.

12.D	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Advantest performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2005. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Advantest files, or submits, under the Exchange Act is accumulated and communicated to its management including the chief executive officer and principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toshio Maruyama, Advantest’s Representative Board Director, President and CEO and Hitoshi Owada, Advantest’s Director and Managing Executive Officer. Advantest’s disclosure and controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Mr. Maruyama and Mr. Owada have concluded that Advantest’s disclosure controls and procedures are effective at the reasonable assurance level.

Advantest’s independent registered public accounting firm, Ernst & Young ShinNihon, informed Advantest’s Board of Corporate Auditors and management that Ernst & Young ShinNihon believes certain policies and procedures related to U.S. GAAP accounting and reporting have not been sufficiently developed. Ernst & Young ShinNihon considers these matters to be material weaknesses in Advantest’s controls over financial reporting. The matters identified by Ernst & Young ShinNihon are summarized below:

•	Insufficient accounting personnel with the requisite knowledge of U.S. GAAP and the financial reporting requirements of the Commission; and

•	Insufficient policies and procedures to ensure the correct application and documentation of accounting and financial reporting with respect to U.S. GAAP and the Commission’s disclosure requirements.

These material weaknesses in Advantest’s internal control do not affect Advantest’s independent registered public accounting firm’s unqualified report on Advantest’s financial statements as of March 31, 2006 and 2005 and for the years then ended. Advantest is in the process of addressing these issues as part of its broader preparation for internal control reporting. Advantest expects to implement appropriate changes to its internal control structure, including evaluating and addressing the capabilities of Advantest’s accounting personnel, during the next fiscal year.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Advantest’s Board of Corporate Auditors has determined that Takashi Takaya is an “audit committee financial expert” as such term is defined by Item 16A of Form 20-F.

ITEM 16B.    CODE OF ETHICS

Advantest has adopted a code of ethics that applies to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Advantest’s code of ethics was attached to the annual report on Form 20-F for fiscal 2003 and is attached as an exhibit to this Form 20-F for reference.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon served as our independent registered public accounting firm for fiscal 2005 and 2004 and KPMG AZSA & Co. served as our independent registered public accounting firm until fiscal 2003. The audited financial statements for these fiscal years are included in the respective year’s annual report filed on Form 20-F.

The chart below sets forth the aggregate fees for professional services and other services rendered to Advantest by Ernst & Young ShinNihon and its member firms in fiscal 2004 and 2005.

	Fiscal 2004	Fiscal 2005
	(in millions of Yen)
Audit Fees(1)	¥80.0	¥104.7
Audit-Related Fees(2)	0.0	2.3
Tax Fees(3)	1.2	20.5
All Other Fees(4)	0.0	0.9

Total	¥81.2	¥128.4

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

KPMG AZSA & Co. audited the segment information for fiscal 2003 and 2002, which had been restated after the regrouping and reclassification of reportable segments at the beginning of fiscal 2004. In fiscal 2005, Advantest paid to KPMG AZSA & Co. ¥4.8 million in fees for such services.

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

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees

Advantest does not have an audit committee. Advantest is relying on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act, which provides an exemption from the NYSE’s listing standards relating to audit committees for foreign companies like Advantest that have a board of corporate auditors. Advantest’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth Advantest’s purchases of its common stock during fiscal 2005:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[2]
April 1, 2005 – April 30, 2005	210	8,272	N/A	N/A
May 1, 2005 – May 31, 2005	144	7,836	N/A	N/A
June 1, 2005 – June 30, 2005	245	8,179	N/A	N/A
July 1, 2005 – July 31, 2005	374	8,183	N/A	N/A
August 1, 2005 – August 31, 2005	145	8,992	N/A	N/A
September 1, 2005 – September 30, 2005	517	8,983	N/A	N/A
October 1, 2005 – October 31, 2005	123	8,829	N/A	N/A
November 1, 2005 – November 30, 2005	473	9,565	N/A	N/A
December 1, 2005 – December 31, 2005	1,075	11,056	N/A	N/A
January 1, 2006 – January 31, 2006	558	12,522	N/A	N/A
February 1, 2006 – February 28, 2006	932	14,394	N/A	N/A
March 1, 2006 – March 31, 2006	302	13,308	N/A	N/A

Total	5,098	10,944	N/A	N/A

1	All purchases, as described below, were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Advantest to purchase shares that are a fraction of a unit, in accordance with the provisions of Advantest’s share handling regulations. Advantest is required to comply with such requests pursuant to the Company Law. See “Additional Information—Memorandum and Articles of Association—The Unit Share System.”
2	Advantest did not have a publicly announced repurchase program in place during fiscal 2005. However, Advantest may repurchase its own shares through a stock exchange on which such shares are listed or by way of tender offer pursuant to a resolution of the board of directors under Article 42 of Advantest’s articles of incorporation.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Advantest Corporation:

We have audited the accompanying consolidated statements of income, stockholders’ equity and cash flows of Advantest Corporation and subsidiaries for the year ended March 31, 2004 (expressed in yen). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Advantest Corporation and subsidiaries for the year ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG AZSA & Co.

Tokyo, Japan

April 26, 2004, except for note 20, which is as of July 21, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries (the “Company”) as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advantest Corporation and subsidiaries at March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2005 the Company changed its method of accounting for stock-based compensation.

/s/    Ernst & Young ShinNihon

Tokyo, Japan

June 23, 2006

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2005 and 2006

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Assets
Current assets:
Cash and cash equivalents	¥120,986	157,925	$1,344,386
Trade receivables, net	56,702	69,567	592,211
Inventories	29,585	29,911	254,627
Deferred tax assets	13,673	13,708	116,694
Other current assets	2,985	4,522	38,494

Total current assets	223,931	275,633	2,346,412

Investment securities	7,772	12,273	104,478
Property, plant and equipment, net	51,364	50,793	432,391
Deferred tax assets	8,438	7,378	62,808
Intangible assets, net	3,090	2,858	24,330
Other assets	2,174	1,841	15,671

Total assets	¥296,769	350,776	$2,986,090

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2005 and 2006

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	¥20,043	30	$255
Trade accounts payable	23,196	32,584	277,381
Income taxes payable	7,278	19,970	170,001
Accrued expenses	13,865	12,781	108,802
Accrued warranty expenses	4,090	4,776	40,657
Deferred revenue	2,220	2,979	25,360
Other current liabilities	3,302	3,625	30,860

Total current liabilities	73,994	76,745	653,316

Long-term debt, excluding current portion	40	10	85
Accrued pension and severance cost	12,605	12,292	104,639
Other liabilities	3,381	3,802	32,366

Total liabilities	90,020	92,849	790,406

Stockholders’ equity:
Common stock,
Authorized 220,000,000 shares; issued 99,783,385 shares in 2005 and 2006	32,363	32,363	275,500
Capital surplus	35,263	37,147	316,225
Retained earnings	210,121	245,090	2,086,405
Accumulated other comprehensive income (loss)	(4,878)	1,344	11,441
Treasury stock, 7,359,770 shares in 2005 and 6,456,736 shares in 2006, at cost	(66,120)	(58,017)	(493,887)

Total stockholders’ equity	206,749	257,927	2,195,684

Total liabilities and stockholders’ equity	¥296,769	350,776	$2,986,090

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2004, 2005 and 2006

	2004	2005	2006	2006
	Yen (Millions)			U.S. Dollars (Thousands)
Net sales	¥174,218	239,439	253,922	$2,161,590
Cost of sales	85,513	115,994	121,429	1,033,702

Gross profit	88,705	123,445	132,493	1,127,888

Research and development expenses	21,637	26,280	26,927	229,224
Selling, general and administrative expenses	36,108	36,446	41,108	349,945

Operating income	30,960	60,719	64,458	548,719

Other income (expense):
Interest and dividends income	339	597	1,760	14,983
Interest expense	(469)	(441)	(290)	(2,469)
Minority interests	(214)	(84)	—	—
Equity in losses of affiliates	(117)	—	—	—
Other	(1,621)	1,017	1,526	12,990

	(2,082)	1,089	2,996	25,504

Income before income taxes	28,878	61,808	67,454	574,223

Income taxes	11,549	23,730	26,080	222,014

Net income	¥17,329	38,078	41,374	$352,209

	2004	2005	2006	2006
		Yen		U.S. Dollars
Net income per share:
Basic	¥176.37	389.54	446.34	$3.80
Diluted	176.02	388.51	443.96	3.78

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2004, 2005 and 2006

	2004	2005	2006	2006
	Yen (Millions)			U.S. Dollars (Thousands)
Common stock:
Balance at beginning of year	¥32,363	32,363	32,363	$275,500

Balance at end of year	32,363	32,363	32,363	275,500

Capital surplus:
Balance at beginning of year	32,973	32,973	35,263	300,187
Stock option compensation expense	—	2,290	1,884	16,038

Balance at end of year	32,973	35,263	37,147	316,225

Retained earnings:
Balance at beginning of year	162,547	177,404	210,121	1,788,721
Net income	17,329	38,078	41,374	352,209
Cash dividends	(2,456)	(4,915)	(4,625)	(39,372)
Loss on disposal of treasury stock	(16)	(446)	(1,780)	(15,153)

Balance at end of year	177,404	210,121	245,090	2,086,405

Accumulated other comprehensive income (loss):
Balance at beginning of year	(4,055)	(8,061)	(4,878)	(41,526)
Other comprehensive income (loss), net of tax	(4,006)	3,183	6,222	52,967

Balance at end of year	(8,061)	(4,878)	1,344	11,441

Treasury stock:
Balance at beginning of year	(13,165)	(12,911)	(66,120)	(562,867)
Treasury stock purchased	(32)	(54,513)	(55)	(468)
Exercise of stock options	180	1,302	8,157	69,439
Decrease in treasury stock upon share exchange	105	—	—	—
Treasury stock sold	1	2	1	9

Balance at end of year	(12,911)	(66,120)	(58,017)	(493,887)

Total stockholders’ equity	¥221,768	206,749	257,927	$2,195,684

Disclosure of comprehensive income:
Net income	¥17,329	38,078	41,374	$352,209
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(3,976)	1,635	5,074	43,194
Net unrealized gains on securities	1,366	152	1,148	9,773
Minimum pension liability adjustments	(1,396)	1,396	—	—

Total other comprehensive income (loss)	(4,006)	3,183	6,222	52,967

Total comprehensive income	¥13,323	41,261	47,596	$405,176

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2004, 2005 and 2006

	2004	2005	2006	2006
	Yen (Millions)			U.S. Dollars (Thousands)
Cash flows from operating activities:
Net income	¥17,329	38,078	41,374	$352,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,328	8,285	8,275	70,444
Deferred income taxes	6,703	13,540	1,005	8,555
Impairment loss on long-lived assets	3,030	—	—	—
Stock option compensation expense	—	2,290	1,884	16,038
Changes in assets and liabilities:
Trade receivables	(35,285)	20,953	(11,072)	(94,254)
Inventories	(14,570)	20,218	108	919
Trade accounts payable	29,190	(16,375)	7,627	64,927
Income taxes payable	1,997	3,311	12,506	106,461
Accrued expenses	2,536	4,445	(1,261)	(10,735)
Accrued warranty expenses	709	969	610	5,193
Deferred revenue	3,441	(2,456)	548	4,665
Accrued pension and severance cost	2,639	(3,409)	(329)	(2,801)
Other	1,168	478	(1,795)	(15,280)

Net cash provided by operating activities	28,215	90,327	59,480	506,341
Cash flows from investing activities:
Proceeds from sale of available-for-sale marketable securities	323	1,428	2,977	25,343
Proceeds from sale of non-marketable securities	387	50	—	—
Purchases of marketable securities	—	—	(2,256)	(19,205)
Purchases of non-marketable securities	(1,288)	—	(1,900)	(16,174)
Proceeds from sale of property, plant and equipment	435	132	258	2,196
Purchases of intangible assets	(358)	(470)	(523)	(4,452)
Purchases of property, plant and equipment	(5,068)	(8,738)	(7,071)	(60,194)
Other	499	(652)	(27)	(230)

Net cash used in investing activities	(5,070)	(8,250)	(8,542)	(72,716)
Cash flows from financing activities:
Principal payments on long-term debt	(3,811)	(4,543)	(20,043)	(170,622)
Proceeds from sale of treasury stock	90	939	6,378	54,295
Payments to acquire treasury stock	(31)	(54,511)	(57)	(485)
Dividends paid	(2,462)	(4,907)	(4,622)	(39,346)
Other	(162)	(14)	8	68

Net cash used in financing activities	(6,376)	(63,036)	(18,336)	(156,090)

Net effect of exchange rate changes on cash and cash equivalents	(2,961)	799	4,337	36,920

Net change in cash and cash equivalents	13,808	19,840	36,939	314,455

Cash and cash equivalents at beginning of year	87,338	101,146	120,986	1,029,931

Cash and cash equivalents at end of year	¥101,146	120,986	157,925	$1,344,386

Supplemental data:
Cash paid during the year for:
Income taxes	¥1,936	6,740	12,096	$102,971
Interest	473	447	401	3,414

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

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

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

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Advantest is not involved with any variable interest entities as defined by FASB Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities”. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash Equivalents

Cash equivalents primarily consist of deposits and certificates of deposit with an initial maturity of three months or less from the date of purchase. Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

and considering other information that is publicly available and the customer’s credit worthiness. Additional reviews are undertaken upon reports of significant changes in the financial condition of Advantest’s significant customers and the semiconductor industry.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

(f) Investments in Affiliated Companies

Investments in affiliated companies owned 20% to 50%, where Advantest exercises significant influence over their operating and financial policies, are accounted for by the equity method. All significant intercompany profits from affiliates have been eliminated.

(g) Investment Securities

Investment securities at March 31, 2005 and 2006 consist of marketable and non-marketable equity securities. Advantest classifies its marketable equity securities as available-for-sale.

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

On a continuous basis, Advantest evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at the date of evaluation compared to that of the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. The impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Depreciation expense was ¥7,563 million, ¥7,231 million and ¥7,517 million ($63,991 thousand) in the years ended March 31, 2004, 2005 and 2006, respectively.

(j) Intangible Assets and Other Assets

Intangible assets principally consist of licenses, goodwill and computer software for internal-use. Other assets consist of investments (other than investment securities), security deposits and prepaid expenses, of which no one individual item was material to the consolidated financial statements of Advantest.

Advantest capitalizes certain costs incurred to purchase or develop software for internal-use. Costs incurred to develop software for internal-use are expensed as incurred during the preliminary project stage, which includes

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Advantest performs its annual impairment test at the end of each year. Advantest completed its annual impairment test at March 31, 2005 and 2006 and identified no indication of impairment.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Multiple deliverables

Multiple Deliverables are accounted for under the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables” EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting.

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

(o) Shipping and Handling Costs

Shipping and handling costs totaled ¥1,011 million, ¥1,329 million and ¥1,451 million ($12,352 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(p) Research and Development

Research and development costs totaled ¥21,637 million, ¥26,280 million and ¥26,927 million ($229,224 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively, and are expensed as incurred.

(q) Advertising Costs

Advertising costs totaled ¥384 million, ¥798 million and ¥469 million ($3,993 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively, and are expensed as incurred.

(r) Stock-Based Compensation

Prior to April 1, 2004, the Company accounted for stock-based compensation plans by applying the intrinsic value-based method of accounting under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” No stock-based employee compensation cost was recognized in the statement of income for the year ended March 31, 2004. Effective April 1, 2004, the Company early adopted the fair value recognition provisions of SFAS No. 123 (revised 2004) (“SFAS No. 123R”), “Share Based Payment”, using the modified-retrospective method. The fair value of the options is estimated using a Black Scholes option pricing model and amortized to expense over the options’ vesting periods.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table illustrates the effect on net income and earnings per share as if Advantest had applied the fair value recognition provisions of SFAS No. 123 to options granted under the stock option plans for the year ended March 31, 2004.

Yen (Millions, except for per share data)
Net income:
As reported	¥17,329
Deduct: stock-based employee compensation expense	(1,963)

Pro forma	¥15,366

Basic net income per share:
As reported	¥176.37
Pro forma	156.39

Diluted net income per share:
As reported	¥176.02
Pro forma	156.08

No stock-based compensation expense was reflected in net income, as reported, for the year ended March 31, 2004. Stock based compensation expense of ¥2,290 million and ¥1,884 million ($16,038 thousand) were included in selling, general and administrative expenses for the years ended March 31, 2005 and 2006, respectively.

The per share weighted average fair value of stock options granted during the years ended March 31, 2004, 2005 and 2006 were ¥2,570, ¥2,993 and ¥2,437 ($21) on the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions:

	2004	2005	2006
Expected dividend yield	0.8%	0.5%	0.5%
Risk free interest rate	0.6%	0.6%	0.4%
Volatility	69.5%	56.6%	51.0%
Expected life	4 years	4 years	2.4 years

Prior to April 1, 2005, the Company had used certain assumptions to determine the expected term of the Company’s stock option plan. However, because of the changes in grantees’ exercise behaviors for the year ended March 31, 2006, the previous assumptions no longer provide a reasonable expected term. Accordingly, the Company determined the expected term for stock options granted after April 1, 2005 by using “simplified” method accepted by the SEC Staff Accounting Bulletin(SAB) No. 107. Under this method, the expected term is assumed to be the mid-point between the vesting date and the end of the contractual term. The use of the simplified method is only permitted for stock options granted through December 31, 2007.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Advantest records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

(t) Net Income per Share

Basic net income per share is calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted net income per share is calculated by dividing net income by the sum of the weighted average number of shares plus additional shares that would have been outstanding if potential dilutive shares had been issued for granted stock options and warrants.

At March, 31, 2004, 2005 and 2006, Advantest had outstanding stock options and warrants exercisable into 329,500, 7,000 and 2,000 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

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

(w) Use of Estimates

Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include valuation allowances for trade receivables, inventories and deferred tax assets, various accruals such as accrued warranty expenses, and assets and obligations related to employees retirement and severance plans. Actual results could differ from those estimates.

(x) New Accounting Standards

In November 2004, the FASB issued SFAS No.151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No.43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by Advantest in the first quarter beginning April 1, 2006. Advantest is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

In December 2004, the FASB issued SFAS No.153, “Exchange of Nonmonetary Assets-an amendment of APB Opinion No.29” (“SFAS 153”), which eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No.29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and was adopted by Advantest in the second quarter beginning July 1, 2005. The adoption of SFAS 153 did not have a material impact on the consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces APB Opinion No.20, “Accounting Changes” and SFAS No.3 “Reporting Accounting Changes in Interim Financial Statements,” and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in the fiscal years beginning after December 15, 2005 and is required to be adopted by Advantest in the first quarter beginning April 1, 2006. Advantest is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition but does not expect SFAS 154 to have a material impact.

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005 and was adopted by Advantest in the fourth quarter beginning January 1, 2006. The adoption of FSP 115-1 did not have a material impact on the consolidated results of operations and financial condition.

(2) U.S. Dollar Amounts

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader. These translations should not be construed as representations as to what the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, a rate of ¥117.47 per U.S.$1, the approximate current exchange rate at March 31, 2006, was used for the convenience translation of the accompanying financial results of Advantest as of and for the year ended March 31, 2006.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(3) Trade Receivables

Trade receivables at March 31, 2005 and 2006 are as follows:

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Notes	¥14,133	4,905	$41,755
Accounts	44,743	66,779	568,477

	58,876	71,684	610,232
Less allowance for doubtful accounts	2,174	2,117	18,021

	¥56,702	69,567	$592,211

(4) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended March 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006	2006
	Yen (Millions)			U.S. Dollars (Thousands)
Balance at beginning of year	¥1,240	2,464	2,174	$18,507
Amount written off	(17)	(51)	(12)	(102)
Reversal of doubtful accounts	(212)	(397)	(84)	(715)
Provision for doubtful accounts	1,453	158	39	331

Balance at end of year	¥2,464	2,174	2,117	$18,021

(5) Inventories

Inventories at March 31, 2005 and 2006 are composed of the following:

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Finished goods	¥7,347	6,974	$59,369
Work in process	16,879	15,944	135,728
Raw materials and supplies	5,359	6,993	59,530

	¥29,585	29,911	$254,627

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Property, Plant and Equipment

Property, plant and equipment at March 31, 2005 and 2006 is composed of the following:

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Land	¥19,192	18,995	$161,701
Buildings	49,641	49,175	418,618
Machinery and equipment	27,162	30,350	258,364
Furniture and fixtures	22,934	24,335	207,159
Construction in progress	349	69	587

	119,278	122,924	1,046,429
Less accumulated depreciation	67,914	72,131	614,038

	¥51,364	50,793	$432,391

(7) Goodwill and Other Intangible Assets

The components of acquired intangible assets excluding goodwill at March 31, 2005 and 2006 were as follows:

	2005		2006
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	Yen (Millions)
Intangible assets subject to amortization:
Software	¥4,976	3,668	¥5,551	4,425
Other	1,473	1,343	422	342

Total	¥6,449	5,011	¥5,973	4,767

	2006
	Gross carrying amount	Accumulated amortization
	U.S. dollars (Thousands)
Intangible assets subject to amortization:
Software	$47,255	37,670
Other	3,592	2,911

Total	$50,847	40,581

Intangible assets not subject to amortization at March 31, 2005 and 2006 were insignificant.

Aggregate amortization expense for the years ended March 31, 2004, 2005 and 2006 was ¥1,765 million, ¥1,054 million and ¥758 million ($6,453 thousand), respectively. Estimated amortization expense for the next five years ending March 31 is: ¥557 million ($4,742 thousand) in 2007, ¥286 million ($2,435 thousand) in 2008, ¥184 million ($1,566 thousand) in 2009, ¥109 million ($928 thousand) in 2010, and ¥42 million ($358 thousand) in 2011, respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in the carrying amount of goodwill for the years ended March 31, 2005 and 2006 were as follows:

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Balance at beginning of year	¥1,426	1,426	$12,139
Acquisition during the year	—	—	—

Balance at end of year	¥1,426	1,426	$12,139

The goodwill relates to the semiconductor and component test system segment.

(8) Investment Securities

Marketable securities consist of equity securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2005 and 2006 were as follows:

	2005
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥3,803	2,516	—	6,328

	2006
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥4,424	4,559	8	8,975

	2006
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
	U.S. dollars (Thousands)
Noncurrent:
Available-for-sale:
Equity securities	$37,661	38,810	69	76,402

Gross realized gains and losses on available-for-sales equity securities for the years ended March 31, 2004, 2005 and 2006 were as follows:

	2004		2005
	Gross realized gains	Gross realized losses	Gross realized gains	Gross realized losses
	Yen (Millions)		Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥178	2	¥934	—

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2006		2006
	Gross realized gains	Gross realized losses	Gross realized gains	Gross realized losses
	Yen (Millions)		U.S. dollars (Thousands)
Noncurrent:
Available-for-sale:
Equity securities	¥1,040	—	$8,853	—

Gross realized gains and losses based on the averaged cost method are included in “other income (expense)” in the consolidated statements of income, and “other” in net cash provided by operating activities in the consolidated statements of cash flows.

Proceeds from the sale of available-for-sales equity securities for the years ended March 31, 2004, 2005 and 2006 were ¥323 million, ¥1,428 million and ¥2,977 million ($25,343 thousand), respectively.

Gross unrealized losses on available-for-sale equity securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2006, were as follows:

	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥280	8	—	—

	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	U.S. dollars (Thousands)
Noncurrent:
Available-for-sale:
Equity securities	$2,384	68	—	—

Advantest maintains non-marketable investment securities, which are recorded at cost. The carrying amounts of non-marketable investment securities were ¥1,444 million and ¥3,298 million ($28,076 thousand) at March 31, 2005 and 2006, respectively. For the year ended March 31, 2006, Advantest recognized impairment losses of ¥51 million ($434 thousand) on non-marketable investment securities, which were considered other-than-temporarily impaired and wrote them down to the fair value. The remaining investment securities with an aggregate cost of ¥3,147 million ($26,790 thousand) did not have indicators of impairment.

(9) Derivative Financial Instruments

Derivative financial instruments are utilized by Advantest primarily to reduce foreign currency exchange risk. Advantest does not hold or issue derivative financial instruments for trading purposes. Advantest generally does not require or place collateral for these derivative financial instruments.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Advantest had foreign exchange forward contracts to exchange currencies among Japanese yen, U.S. dollars and Euro at March 31, 2005 and 2006. The notional amounts of these contracts were ¥7,603 million at March 31, 2005 and ¥10,929 million ($93,037 thousand) at March 31, 2006. The fair values of these contracts at March 31, 2005 are ¥1 million and ¥49 million, which are included in other current assets and other current liabilities, respectively. The fair values of these contracts at March 31, 2006 are ¥57 million ($485 thousand) and ¥15 million ($128 thousand), which are included in other current assets and other current liabilities, respectively. These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133. Changes in the fair value are recognized in earnings under the caption of other income (expense).

(10) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2005 and 2006, except for cash and cash equivalents, trade receivables, other current assets, trade accounts payable and accrued expenses for which fair value approximate their carrying amounts. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	2005		2006
	Carrying amount	Fair value	Carrying amount	Fair value
	Yen (Millions)
Financial assets:
Investment securities for which it is:
Practicable to estimate fair value	¥6,328	6,328	¥8,975	8,975
Not practicable to estimate fair value	1,444	—	3,298	—
Foreign exchange forward contracts	1	1	57	57
Financial liabilities:
Foreign exchange forward contracts	49	49	15	15
Long-term debt including current portion	20,083	20,354	40	43

	2006
	Carrying amount	Fair value
	U.S. Dollars (Thousands)
Financial assets:
Investment securities for which it is:
Practicable to estimate fair value	$76,402	76,402
Not practicable to estimate fair value	28,076	—
Foreign exchange forward contracts	485	485
Financial liabilities:
Foreign exchange forward contracts	128	128
Long-term debt including current portion	340	366

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(11) Leases—Lessor

Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation under operating leases as of March 31, 2005 and 2006 were as follows:

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Machinery and equipment	¥8,221	9,687	$82,464
Less accumulated depreciation	3,450	4,890	41,628

	¥4,771	4,797	$40,836

Depreciation of machinery and equipment held under operating leases are included with depreciation expense. These assets are included in property, plant and equipment.

Future minimum lease income under noncancelable operating leases as of March 31, 2006 is as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2007	¥1,526	$12,991
2008	556	4,733
2009	160	1,362
2010	24	204
2011	1	9

Total minimum lease income	¥2,267	$19,299

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(12) Leases—Lessee

Tangible and intangible assets under capital leases at March 31, 2005 and 2006 were insignificant.

Advantest also has several noncancelable operating leases, primarily for office space and office equipment that expire within the next five years. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2004, 2005 and 2006 was ¥1,352 million, ¥1,423 million and ¥1,408 million ($11,986 thousand), respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2006 are as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2007	¥296	$2,520
2008	188	1,600
2009	130	1,107
2010	98	834

Total minimum lease payments	¥712	$6,061

(13) Short-Term and Long-Term Debt

Long-term debt at March 31, 2005 and 2006 consists of the following:

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Partially secured borrowings by mortgage of property, plant and equipment, due 2005 to 2008 with annual interest rates ranging from 1.05% to 4.125% in 2005 and 2006	¥83	40	$340
Unsecured 1.88% bonds, due December 14, 2005	20,000	—	—

Total long-term debt	20,083	40	340
Less current portion	20,043	30	255

Long-term debt, excluding current portion	¥40	10	$85

At March 31, 2005, property, plant and equipment with a carrying amount of ¥393 million was pledged as collateral for certain debt obligations in the amount of ¥24 million.

The aggregate maturities of long-term debt for each of the five years subsequent to March 31, 2006 are as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2007	¥30	$255
2008	10	85

Total long-term debt	¥40	$340

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Income Taxes

The components of income before income taxes and provision (benefit) for income taxes as shown in the consolidated statements of income are as follows:

	2004	2005	2006	2006
	Yen (Millions)			U.S. Dollars (Thousands)
Income before income taxes:
The Company and domestic subsidiaries	¥20,096	47,020	54,877	$467,157
Foreign subsidiaries	8,782	14,788	12,577	107,066

	¥28,878	61,808	67,454	$574,223

	2004	2005	2006	2006
	Yen (Millions)			U.S. Dollars (Thousands)
Provision (benefit) for income taxes:
Current:
The Company and domestic subsidiaries	¥1,356	5,719	19,831	$168,818
Foreign subsidiaries	3,490	4,471	5,244	44,641
Deferred:
The Company and domestic subsidiaries	6,749	13,424	747	6,359
Foreign subsidiaries	(46)	116	258	2,196

	¥11,549	23,730	26,080	$222,014

The Company and its domestic subsidiaries are subject to a corporate tax of 30%, an inhabitant tax of between 18.1% and 20.7% and a deductible business tax of between 7.2% and 10.1%, which in the aggregate resulted in a statutory income tax rate of 40.3% for the year ended March 31, 2005 and 2006. Amendments to the Japanese tax regulations were enacted on March 24, 2003. As a result of these amendments, the statutory income tax rate was reduced from approximately 42% to 40.3% effective from the year beginning April 1, 2004. Consequently, the statutory tax rate was to be lowered to 40.3% applicable for deferred tax assets and liabilities expected to be settled or realized subsequent to April 1, 2004. The adjustment of deferred tax assets and liabilities for this change in the tax rate was ¥143 million and reflected in the consolidated statements of operations for the year ended March 31, 2004.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2004	2005	2006
Statutory tax rate	42.0%	40.3%	40.3%
Increase (reduction) in income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rate from the statutory rate in Japan	(2.7)	(2.3)	(1.8)
Tax credits earned	(0.5)	(1.4)	(3.8)
Expenses not deductible for tax purposes	1.2	1.7	1.3
Tax on undistributed earnings	—	—	2.2
Change in valuation allowance	(0.3)	(0.3)	(0.0)
Tax rate change	(0.5)	—	—
Other, net	0.8	0.4	0.5

	40.0%	38.4%	38.7%

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2006 are presented below.

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Deferred tax assets:
Inventories	¥4,950	4,379	$37,278
Tax effect on intercompany profit	2,534	2,651	22,567
Accrued warranty expenses	1,060	1,696	14,438
Accrued pension and severance cost	5,049	4,970	42,309
Accrued expenses	4,543	4,891	41,636
Research and development expenses capitalized for tax purposes	1,957	1,361	11,586
Operating loss carryforwards	444	330	2,809
Property, plant and equipment and intangible assets	689	1,528	13,008
Tax credits	2,048	18	153
Other	2,241	2,533	21,563

Total gross deferred tax assets	25,515	24,357	207,347
Less valuation allowance	3,025	1,263	10,752

Net deferred tax assets	22,490	23,094	196,595

Deferred tax liabilities:
Net unrealized gains on marketable securities	874	1,807	15,383
Tax on undistributed earnings	—	1,467	12,488
Other	44	46	392

Total gross deferred tax liabilities	918	3,320	28,263

Net deferred tax assets	¥21,572	19,774	$168,332

Included in other current liabilities and other liabilities are deferred tax liabilities of ¥539 million, ¥1,312 million ($11,169 thousand) at March 31, 2005 and 2006, respectively.

The net changes in the valuation allowance for the years ended March 31, 2004, 2005 and 2006 were increases of ¥509 million and ¥876 million and a decrease of ¥1,762 million ($15,000 thousand), respectively.

Net operating loss carryforwards utilized during the years ended March 31, 2004, 2005 and 2006 were ¥24,510 million, ¥31,132 million and ¥777 million ($6,614 thousand), respectively.

At March 31, 2006, Advantest had net operating loss carried forwards for income tax purposes of approximately ¥821 million ($6,989 thousand) which are available to reduce future income taxes, if any. These operating losses will expire starting from the year ending March 31, 2009 through the year ending March 31, 2013.

Management of Advantest intends to reinvest certain undistributed earnings of the Company’s foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liabilities has been recognized on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future, aggregating ¥53,951 million ($459,272 thousand) at March 31, 2006. Deferred tax liabilities will be recognized when

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Advantest expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The related deferred tax liability would have been ¥8,621 million ($73,391 thousand) at March 31, 2006.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At March 31, 2006, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥19,774 million ($168,332 thousand). Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of the existing valuation allowance, at March 31, 2006. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect on Advantest’s consolidated financial position and results of operations could be significant.

(15) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss) for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Foreign currency translation adjustments	Net unrealized gains on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
	Yen (Millions)
Balance at April 1, 2003	¥(4,111)	56	—	(4,055)

Change during the year	(3,976)	1,330	(1,396)	(4,042)
Reclassification adjustments for realized portion	—	36	—	36

	(3,976)	1,366	(1,396)	(4,006)

Balance at March 31, 2004	¥(8,087)	1,422	(1,396)	(8,061)

Change during the year	1,635	583	1,396	3,614
Reclassification adjustments for realized portion	—	(431)	—	(431)

	1,635	152	1,396	3,183

Balance at March 31, 2005	¥(6,452)	1,574	—	(4,878)

Change during the year	5,074	1,862	—	6,936
Reclassification adjustments for realized portion	—	(714)	—	(714)

	5,074	1,148	—	6,222

Balance at March 31, 2006	¥(1,378)	2,722	—	1,344

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Foreign currency translation adjustments	Net unrealized gains on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
	U.S. Dollars (Thousands)
Balance at March 31, 2005	$(54,925)	13,399	—	(41,526)

Change during the year	43,194	15,851	—	59,045
Reclassification adjustments for realized portion	—	(6,078)	—	(6,078)

	43,194	9,773	—	52,967

Balance at March 31, 2006	$(11,731)	23,172	—	11,441

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	Yen (Millions)
Year ended March 31, 2004:
Foreign currency translation adjustments	¥(3,976)	—	(3,976)
Net unrealized gains on securities:
Net unrealized gains arising during the year	1,938	(608)	1,330
Less reclassification adjustments for net gains realized in earnings	36	—	36

Net unrealized gains	1,974	(608)	1,366
Minimum pension liability adjustments	(2,339)	943	(1,396)

Other comprehensive income (loss)	¥(4,341)	335	(4,006)

Year ended March 31, 2005:
Foreign currency translation adjustments	¥1,635	—	1,635
Net unrealized gains on securities:
Net unrealized gains arising during the year	857	(274)	583
Less reclassification adjustments for net gains realized in earnings	(431)	—	(431)

Net unrealized gains	426	(274)	152
Minimum pension liability adjustments	2,339	(943)	1,396

Other comprehensive income (loss)	¥4,400	(1,217)	3,183

Year ended March 31, 2006:
Foreign currency translation adjustments	¥5,074	—	5,074
Net unrealized gains on securities:
Net unrealized gains arising during the year	3,119	(1,257)	1,862
Less reclassification adjustments for net gains realized in earnings	(1,076)	362	(714)

Net unrealized gains	2,043	(895)	1,148
Minimum pension liability adjustments	—	—	—

Other comprehensive income (loss)	¥7,117	(895)	6,222

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	U.S. Dollars (Thousands)
Year ended March 31, 2006:
Foreign currency translation adjustments	$43,194	—	43,194
Net unrealized gains on securities:
Net unrealized gains arising during the year	26,552	(10,701)	15,851
Less reclassification adjustments for net gains realized in earnings	(9,160)	3,082	(6,078)

Net unrealized gains	17,392	(7,619)	9,773
Minimum pension liability adjustments	—	—	—

Other comprehensive income (loss)	$60,586	(7,619)	52,967

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

In July 2002, stock options were issued to directors, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 735,000. Options were granted with an exercise price of ¥8,148 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2003.

In April 2003, stock options were issued to a director and certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 14,000. Options were granted with an exercise price of ¥8,148 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant, and (3) the exercise price at which the July 2002 options were granted. The options have an exercise period of no later than March 31, 2007 and are exercisable from May 1, 2003.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In June 2003, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 734,000. Options were granted with an exercise price of ¥5,160 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2004.

In August 2003, January 2004 and March 2004, stock options were issued to a director and certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 6,000, 7,000 and 3,000, respectively. Options were granted with exercise prices of ¥8,090, ¥9,220 and ¥8,550 per share, respectively, those are equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant, and (3) the exercise price at which the June 2003 options were granted. All of the options have an exercise period of 4 years and are exercisable from April 1, 2004.

In July 2004, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 761,000. Options were granted with an exercise price of ¥7,464 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2005.

In November 2004, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 4,000. Options were granted with an exercise price of ¥7,464 per share that is equal to the exercise price of the July 2004 options. The options have an exercise period of 4 years and are exercisable from April 1, 2005.

In April 2005, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 4,000. Options were granted with an exercise price of ¥7,464 per share that is equal to the exercise price of the July 2004 options. The options have an exercise period of 4 years and are exercisable from April 1, 2005.

In July 2005, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 759,000. Options were granted with an exercise price of ¥8,600 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2006.

In December 2005, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 8,000. Options were granted with an exercise price of ¥8,600 per share that is equal to the exercise price of the July 2005 options. The options have an exercise period of 4 years and are exercisable from April 1, 2006.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In February 2006, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 2,000. Options were granted with an exercise price of ¥13,403 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥8,600 per share that is equal to the exercise price of the July 2005 options. The options have an exercise period of 4 years and are exercisable from April 1, 2006.

The exercise price of the stock options is subject to adjustment, if there is a stock split or consolidation of shares, or if new shares are issued or treasury stocks are sold at a price that is less than the market price.

Stock option activity during the years ended March 31, 2004, 2005 and 2006 is as follows:

	2004		2005		2006
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,113,800	¥10,942	1,772,500	¥7,973	2,064,000	¥7,021
Granted	764,000	5,288	765,000	7,464	773,000	8,607
Exercised	(21,000)	(8,148)	(152,000)	5,632	(908,000)	7,023
Expired	(84,300)	(21,060)	(321,500)	13,981	—	—

Outstanding at end of year	1,772,500	7,973	2,064,000	7,021	1,929,000	7,656

Exercisable at end of year	1,022,500	¥9,982	1,299,000	¥6,760	1,160,000	¥7,021

Cash received from option exercises under stock option plans for the years ended March 31, 2005 and 2006 was ¥ 937 million and ¥6,377 million ($54,286 thousand), respectively.

At March 31, 2006, all of the outstanding stock options were as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
¥ 5,160	310,000	¥5,160	2.0 years	310,000	¥5,160	2.0 years
7,464 - 9,220	1,617,000	8,127	3.1 years	850,000	7,700	2.3 years
13,403	2,000	13,403	4.0 years	—	—	—

	1,929,000	7,656	2.9 years	1,160,000	7,021	2.2 years

The aggregate intrinsic values of stock options outstanding and exercisable at March 31, 2006 were ¥12,296 million ($104,674 thousand) and ¥8,130 million ($69,209 thousand), respectively.

(17) Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have unfunded retirement and severance plans. On terminating employment, substantially all employees of the Company and certain subsidiaries are entitled to lump-sum payments.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company and its domestic subsidiaries also had a contributory defined benefit retirement and severance plan covering substantially all employees. The contributory plan mainly represents the Employees’ Pension Fund (“EPF”) plan, composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue No. 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” which addresses accounting for a transfer to the Japanese government of a substitutional portion of an EPF. On October 1, 2004, the Company and certain of its consolidated domestic subsidiaries received approval from the Minister of Health and Labor to return the substitutional portion of its EPF for the prior employees’ services under the transfer of its EPF to the defined benefit corporate pension plan, and made the payment of the amount pertinent to the return (minimum liability reserve) to the national treasury on February 24, 2005. Advantest accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of ¥3,317 million through these transactions for the year ended March 31, 2005, which is included in selling, general and administrative expenses and consists of ¥6,116 million of a subsidy from the government, calculated as the difference between the obligation settled and the plan assets transferred to the government, and ¥2,799 million of a settlement loss on recognition of related unrecognized actuarial loss.

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

Information about the retirement and severance plans of Advantest for the years ended March 31 are as follows:

	2004	2005	2006	2006
	Yen (Millions)			U.S. Dollars (Thousands)
Components of net periodic benefit cost:
Service cost	¥1,691	1,710	1,843	$15,689
Interest cost	860	853	565	4,810
Expected return on plan assets	(495)	(583)	(478)	(4,069)
Amortization of unrecognized:
Net transition obligation	214	—	—	—
Net actuarial (gain) or loss	317	547	249	2,120
Prior service cost	(116)	(144)	(229)	(1,950)
Settlement loss	—	2,799	—	—

Net periodic benefit cost	¥2,471	5,182	1,950	$16,600

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the plans’ benefit obligation, fair value of plan assets, funded status at March 31, 2005 and 2006.

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Change in benefit obligation:
Balance at beginning of year	¥42,976	28,687	$244,207
Service cost	1,710	1,843	15,689
Interest cost	853	565	4,810
Plan amendment	(1,912)	—	—
Actuarial (gain) or loss	(2,169)	289	2,460
Benefits paid	(379)	(413)	(3,516)
Transfer of the substitutional portion	(12,392)	—	—

Balance at end of year	28,687	30,971	263,650

Change in plan assets:
Balance at beginning of year	19,441	15,922	135,541
Employer contributions	2,348	2,075	17,664
Actual return on plan assets	667	3,736	31,804
Benefits paid	(258)	(226)	(1,924)
Transfer of the substitutional portion	(6,276)	—	—

Balance at end of year	15,922	21,507	183,085

Funded status	(12,765)	(9,464)	(80,565)
Unrecognized prior service cost (benefit)	(3,482)	(3,253)	(27,692)
Unrecognized net actuarial loss	3,642	425	3,618

Net amount recognized	¥(12,605)	(12,292)	$(104,639)

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligation	¥28,687	30,971	$263,650
Accumulated benefit obligation	26,614	28,965	246,574
Fair value of plan assets	15,922	21,507	183,085

Other information about the retirement and severance plans of Advantest is as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

		2005	2006
Weighted-average assumptions used to determine benefit obligations as of March 31:
Discount rate		2.0%	2.0%
Rate of compensation increase		3.1%	3.1%

	2004	2005	2006
Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:
Discount rate	2.5%	2.0%	2.0%
Expected return on plan assets	3.0%	3.0%	3.0%
Rate of compensation increase	3.3%	3.3%	3.1%

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Advantest determines the expected return based on the asset portfolio, historical returns and estimated future returns.

Plan assets:

Advantest’s domestic benefit plans’ weighted-average asset allocation at March 31, 2005 and 2006 by asset category are as follows:

	2005	2006
Equity securities	63.8%	67.7%
Debt securities	27.2	22.1
Cash	2.2	2.5
Life insurance company general accounts	6.8	7.7

	100.0%	100.0%

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

Cash flows:

Advantest expects to contribute ¥2,107 million ($17,936 thousand) to its domestic defined benefit plans during the year ending March 31, 2007.

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2007	¥522	$4,444
2008	459	3,907
2009	581	4,946
2010	655	5,576
2011	707	6,019
2012 - 2016	4,566	38,869

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2004, 2005 and 2006 are as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2003	99,783,385	1,537,026

Purchase of shares	—	4,141
Exercise of stock options	—	(21,000)
Decrease upon share exchange	—	(12,283)
Sale of shares	—	(139)

Number of shares as of March 31, 2004	99,783,385	1,507,745

Purchase of shares	—	6,004,290
Exercise of stock options	—	(152,000)
Sale of shares	—	(265)

Number of shares as of March 31, 2005	99,783,385	7,359,770

Purchase of shares	—	5,098
Exercise of stock options	—	(908,000)
Sale of shares	—	(132)

Number of shares as of March 31, 2006	99,783,385	6,456,736

The Commercial Code of Japan provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Cash dividends for the years ended March 31, 2004, 2005 and 2006 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for the dividend for the second half-year of ¥45 ($0.38) per share, aggregating ¥4,120 million ($35,073 thousand), subsequently proposed by the Board of Directors in respect of the year ended March 31, 2006.

The amount available for dividends is determined under the Commercial Code of Japan and amounted to ¥126,129 million ($1,073,712 thousand) at March 31, 2006.

(19) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued warranty expenses for the years ended March 31, 2005 and 2006 were summarized as follows:

	2005	2006	2006
	Yen (Millions)		U.S. Dollars (Thousands)
Balance at beginning of year	¥3,121	4,090	$34,817
Addition	6,087	7,645	65,080
Utilization	(5,174)	(7,035)	(59,888)
Translation adjustments	56	76	648

Balance at end of year	¥4,090	4,776	$40,657

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(20) Operating Segment and Geographic Information

Advantest manufactures and sells semiconductor and component test system product group and mechatronics-related product group such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products. In accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, Advantest has three operating and reportable segments, which are the design, manufacturing, and sale of semiconductor and component test system, mechatronics system and services, support and others. These operating segments are determined based on the nature of the products and the markets.

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines provided by the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC semiconductors for non memory semiconductor devices. The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others. Fundamental research and development activities and headquarters functions are represented by Corporate.

As of April 1, 2004, Advantest reclassified and regrouped its two reportable segments of “automated test equipment” and “measuring instruments” into the following three new segments; “semiconductor and component test system”, “mechatronics system” and “services, support and others”. Accordingly, the segment information for the year ended March 31, 2004 has been restated based on the three new business segments.

Operating segment information during the years ended March 31, 2004, 2005 and 2006 are as follows:

	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
	Yen (Millions)
As of and for the year ended March 31, 2004:
Net sales to unaffiliated customers	¥119,765	33,988	20,465	—	174,218
Inter-segment	3,724	237	—	(3,961)	—

Sales	123,489	34,225	20,465	(3,961)	174,218
Depreciation and amortization	3,676	1,144	3,627	881	9,328
Operating income (loss)	28,690	11,233	(2,587)	(6,376)	30,960
Expenditures for additions to long-lived assets	1,457	913	3,161	90	5,621
Equity in losses of affiliates	(117)	—	—	—	(117)
Total assets	118,838	29,191	17,472	165,307	330,808

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
	Yen (Millions)
As of and for the year ended March 31, 2005:
Net sales to unaffiliated customers	¥173,938	45,821	19,680	—	239,439
Inter-segment	6,747	574	—	(7,321)	—

Sales	180,685	46,395	19,680	(7,321)	239,439
Depreciation and amortization	3,225	1,220	3,361	479	8,285
Operating income (loss)	50,624	13,662	3,402	(7,996)	59,692
Expenditures for additions to long-lived assets	2,431	654	5,709	554	9,348
Total assets	86,104	22,587	16,197	171,881	296,769

As of and for the year ended March 31, 2006:
Net sales to unaffiliated customers	¥187,136	47,724	19,062	—	253,922
Inter-segment	4,279	536	—	(4,815)	—

Sales	191,415	48,260	19,062	(4,815)	253,922
Depreciation and amortization	2,993	1,058	3,680	544	8,275
Operating income (loss)	57,517	11,966	3,853	(6,994)	66,342
Expenditures for additions to long- lived assets	2,649	1,177	4,203	294	8,323
Total assets	94,745	27,444	16,722	211,865	350,776

	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
		U.S. Dollars (Thousands)
As of and for the year ended March 31, 2006:
Net sales to unaffiliated customers	$1,593,054	406,265	162,271	—	2,161,590
Inter-segment	36,426	4,563	—	(40,989)	—

Sales	1,629,480	410,828	162,271	(40,989)	2,161,590
Depreciation and amortization	25,479	9,007	31,327	4,631	70,444
Operating income (loss)	489,632	101,864	32,800	(59,539)	564,757
Expenditures for additions to long- lived assets	22,550	10,020	35,779	2,503	70,852
Total assets	806,546	233,626	142,351	1,803,567	2,986,090

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

The operating income in the business segment information for the year ended March 31, 2005 does not match the consolidated statements of income as the business segment information does not include a net gain on settlement of substitutional portions of EPF of ¥3,317 million and the stock option cost of ¥2,290 million, and for the year ended March 31, 2006 does not match the consolidated statements of income as the business segment information does not include the stock option cost of ¥1,884 million ($16,038 thousand). Profit and loss from these are not included in management’s analysis of results.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

One customer and its related entities mainly in the semiconductor and component test system segment and the mechatronics system segment accounted for approximately 8%, 15% and 17% of total consolidated net sales for the years ended March 31, 2004, 2005 and 2006. Another customer accounted for approximately 12%, 10% and 4% for the years ended March 31, 2004, 2005 and 2006.

Information as to Advantest’s net sales and long-lived assets in various geographical areas is as follows:

Net sales to unaffiliated customers for the years ended March 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006	2006
	Yen (Millions)			U.S. Dollars (Thousands)
Japan	¥57,990	60,025	81,140	$690,729
Americas	16,264	23,024	25,516	217,213
Europe	10,401	12,270	14,558	123,930
Asia	89,563	144,120	132,708	1,129,718

Total	¥174,218	239,439	253,922	$2,161,590

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia are generated in Taiwan, Korea and China and others in the amount of ¥31,819 million, ¥28,613 million and ¥29,131 million for the year ended March 31, 2004, and ¥51,774 million, ¥39,767 million and ¥52,579 million for the year ended March 31, 2005, and ¥54,391 million ($463,020 thousand), ¥35,754 million ($304,367 thousand) and ¥42,563 million ($362,331 thousand) for the year ended March 31, 2006, respectively. Substantially all net sales indicated as Americas are generated in the United States of America.

Long-lived assets as of March 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006	2006
	Yen (Millions)			U.S. Dollars (Thousands)
Japan	¥48,226	50,096	47,661	$405,729
Americas	1,552	1,153	1,222	10,403
Europe	707	427	667	5,678
Asia	3,787	2,778	4,101	34,911

Total	¥54,272	54,454	53,651	$456,721

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-lived assets are those assets located in each geographic area.

There is no individually material country with respect to long-lived assets outside Japan. Substantially all long-lived assets indicated as Americas are located in the United States of America.

(21) Related Party Transactions

Advantest sells products and purchases raw materials from Fujitsu Limited, its 10.8% stockholder as March 31, 2006 and its group companies (collectively “Fujitsu”). The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various software products for internal use, information system related services, research and development materials and services from Fujitsu. Advantest had the following transactions with Fujitsu as of and for the years ended March 31:

	2004	2005	2006	2006
	Yen (Millions)			U.S. Dollars (Thousands)
Sales of products	¥2,766	2,933	3,618	$30,799
Purchases of raw materials	10,028	9,500	10,378	88,346
Receivables	1,882	1,552	3,100	26,390
Payables	6,746	4,648	4,392	37,388
Purchases of software, hardware and others	262	235	201	1,711
Research and development expenses, computer rentals, maintenance and other expenses	2,048	1,786	1,569	13,357

(22) Per Share Data

The following table sets forth the computation of basic and diluted net income per share and cash dividends per share as of March 31:

	2004	2005	2006	2006
	Yen (Millions) except for per share data			U.S. Dollars (Thousands) except for per share data
Numerator:
Net income	¥17,329	38,078	41,374	$352,209

Denominator:
Basic weighted average shares of common stock outstanding	98,250,830	97,750,345	92,694,513
Dilutive effect of exercise of stock options and warrants	195,306	260,394	497,027

Diluted weighted average shares of common stock outstanding	98,446,136	98,010,739	93,191,540

Basic net income per share	¥176.37	389.54	446.34	$3.80
Diluted net income per share	176.02	388.51	443.96	3.78

Cash dividends per share	¥40.00	50.00	70.00	$0.60

Cash dividends per share are computed based on dividends declared with respect to earnings for the periods.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(23) Concentrations of credit risk

Advantest is exposed to credit risk in the event of default by financial institutions to cash and cash equivalents, but such risk is considered mitigated by the high credit rating of the financial institutions.

At March 31, 2005 and 2006, one customer accounted for approximately 12% and 11% of consolidated trade receivables, respectively. Although Advantest does not expect that the customer will fail to meet its obligations, Advantest is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

(24) Commitments and Contingent Liabilities

Advantest provides guarantees to third parties mainly for customers lease obligations. Advantest would be required to satisfy customers lease obligations in the event of default. The maximum amount of undiscounted payments is ¥232 million ($1,975 thousand) at March 31, 2006. The guarantees are collateralized by the leased equipment. At March 31, 2006, Advantest has not accrued any obligation with respect to such guarantees as it estimates the fair value of its obligations to be insignificant.

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Regulations of the Board of Directors of the Registrant (English translation)

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Share Handling Regulations of the Registrant (English translation)

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt*

2.3	Form of ADR (included in Exhibit 2.2)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions**

12.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consents of Independent Registered Public Accounting Firms

*	Incorporated by reference to Advantest’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
**	Incorporated by reference to Advantest’s annual report on Form 20-F filed with the SEC on June 29, 2004 (file no. 1-15236).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANTEST CORPORATION

By:	/S/ HITOSHI OWADA
Name:	Hitoshi Owada
Title:	Director and Managing Executive Officer

Date: June 28, 2006