Form 20-F
period 2007-03-31
ADVANTEST CORP
filed 2007-06-28
CIK 1158838

As filed with the Securities and Exchange Commission on June 28, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 187,650,285 Common Stock at March 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2006” refers to the twelve-month period ended March 31, 2007. All other references to years refer to the applicable calendar year.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥118.05. This was the approximate exchange rate in Japan on March 30, 2007.

Unless otherwise noted, all references and discussions of the financial position of Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively, “Advantest”), results of operations and cash flow in this annual report are made with reference to Advantest’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The segment sales figures included in this annual report are presented before eliminating intercompany transactions.

See “Information on the Company—Business Overview—Glossary” for a description of certain technical terms used in this annual report.

ii

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections. These statements include, among other things, the discussion of Advantest’s business strategy, outlook and expectations as to market and business developments, production and capacity plans. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

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

These risks, uncertainties and other factors also include those identified in “Operating and Financial Review and Prospects,” “Key Information—Risk Factors” and “Information on the Company” set forth elsewhere in this annual report.

iii

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A	SELECTED FINANCIAL DATA

You should read the U.S. GAAP selected consolidated financial information presented below together with “Operating and Financial Review and Prospects” and Advantest’s consolidated financial statements as of March 31, 2006 and 2007 and for each of the years in the three year period ended March 31, 2007, together with the notes to such financial statements, included elsewhere in this annual report.

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under accounting principles generally accepted in the United States, or U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2004, fiscal 2005 and fiscal 2006 were included in its Japanese Securities Reports filed with the Director General of the Kanto Local Finance Bureau.

	Year ended March 31,
	2003	2004	2005	2006	2007	2007
	(in millions, except per share and share data)					(thousands, except per share and share data)
Consolidated Statement of Income Data:
Net sales	¥97,740	¥174,218	¥239,439	¥253,922	¥235,012	$1,990,784
Operating income (loss)	(16,743)	30,960	60,719	64,458	56,792	481,084
Income before income taxes and equity in earnings (loss) of affiliated company	(18,688)	28,878	61,808	67,454	61,090	517,493
Net income (loss)	(12,994)	17,329	38,078	41,374	35,556	301,194
Net income (loss) per share:
Basic*	(66.00)	88.19	194.77	223.17	190.01	1.61
Diluted*	(66.00)	88.01	194.25	221.98	188.85	1.60
Basic weighted average shares outstanding*	196,890,222	196,501,660	195,500,690	185,389,026	187,128,842	187,128,842
Diluted weighted average shares outstanding*	196,890,222	196,892,272	196,021,478	186,383,080	188,270,688	188,270,688

*	On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. Net income (loss) per share and average number of shares outstanding for each period presented have been restated to reflect the effects of the stock split.

	As of March 31,
	2003	2004	2005	2006	2007	2007
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Assets	¥281,224	¥330,808	¥296,769	¥350,776	¥366,374	$3,103,549
Current installments of long-term debt	2,243	4,543	20,043	30	10	85
Long-term debt, less current installments	24,626	20,083	40	10	—	—
Stockholders’ equity	210,663	221,768	206,749	257,927	294,797	2,497,221

	Year ended March 31,
	2003	2004	2005	2006	2007	2007
	(in millions, except percentages)					(in thousands)
Other Data:
Capital expenditures	¥7,564	¥5,621	¥9,348	¥8,323	¥8,336	$70,614
Research and development expenses	23,615	21,637	26,280	26,927	29,509	249,970
Cash flows provided by operating activities	4,967	28,215	90,327	59,480	48,951	414,663
Cash flows used in investing activities	(8,419)	(5,070)	(8,250)	(8,542)	(8,013)	(67,878)
Cash flows used in financing activities	(14,488)	(6,376)	(63,036)	(18,336)	(3,662)	(31,021)
Operating margin(1)	(17.13)%	17.77%	25.36%	25.38%	24.17%
Net income margin(2)	(13.29)%	9.95%	15.90%	16.29%	15.13%

(1)	Operating income as a percentage of net sales.
(2)	Net income as a percentage of net sales.

Dividends

Advantest normally pays cash dividends twice per year, at interim and at year-end. Pursuant to its articles of incorporation, the Company can make dividend payments pursuant to the resolution of its Board of Directors, but the articles do not preclude the Company from making dividend payments pursuant to a shareholders resolution. The year-end dividend is paid to shareholders of record as of March 31 pursuant to the resolution of either the Board of Directors or the ordinary general shareholders’ meeting held usually in June every year. The interim dividend is paid to shareholders of record as of September 30, pursuant to the resolution of the Board of Directors, usually in December.

The following table sets forth the dividends paid by the Company for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the dividends shown are based on the exchange rate in Japan on each record date shown. On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. Dividend per share information has been restated to reflect the effects of the stock split.

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 2002	¥10.0	$0.08
March 31, 2003	5.0	0.04
September 30, 2003	7.5	0.07
March 31, 2004	12.5	0.12
September 30, 2004	12.5	0.12
March 31, 2005	12.5	0.12
September 30, 2005	12.5	0.11
March 31, 2006	22.5	0.19
September 30, 2006	17.5	0.15
March 31, 2007	32.5	0.28

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥118.05. This was the approximate exchange rate in Japan on March 30, 2007.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 21, 2007 was $1.00 = 123.68. Advantest does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended/ending March 31,	At end of period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2003	¥118.07	¥121.10	¥133.40	¥115.71
2004	104.18	112.75	120.55	104.18
2005	107.22	107.28	114.30	102.26
2006	117.48	113.67	120.93	104.41
2007	117.56	116.55	121.81	110.07
2008 (through June 21, 2007)	123.68	121.63	123.68	117.69

Month ended	High	Low
	(¥ per $1.00)
December 31, 2006	¥119.02	¥114.98
January 31, 2007	121.81	118.49
February 28, 2007	121.77	118.33
March 31, 2007	118.15	116.01
April 30, 2007	119.84	117.69
May 31, 2007	121.79	119.77

3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant demand volatility in the semiconductor industry

Advantest’s business depends largely upon the capital expenditures of semiconductor manufacturers, test houses and foundries. These companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and demand for products incorporating semiconductors. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in test system, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for test systems, including those of Advantest. In particular, the market for memory semiconductors shows higher demand volatility as compared to non memory semiconductors. In fiscal 2006, 65.3% of Advantest’s net sales from semiconductor and component test systems was derived from the sale of semiconductor test systems for memory semiconductors, a 12.9% increase from 52.4% in fiscal 2005. Accordingly, it still remains over 50%. Any downturns in the memory semiconductor market will therefore be likely to adversely affect Advantest’s business more than that of its competitors which sell a lower proportion of memory semiconductors.

The worldwide semiconductor market contracted significantly during 2001 and grew by only 1.3% in 2002 as compared to 2001. The semiconductor market, however, grew substantially by 18.3% in 2003 and 28.0% in 2004. Thereafter, the semiconductor market maintained growth of 6.8% in 2005, and exceeding this moderate growth in 2005, the semiconductor market grew by 8.9% in 2006. Worldwide sales of memory semiconductors declined significantly in 2001 as compared to 2000, increased by 8.7% in 2002 as compared to 2001 and further increased by 20.2%, 45.0%, 2.9% and 20.5% in 2003, 2004, 2005 and 2006, respectively, on a year-to-year basis, primarily due to the increase in demand for flash memory semiconductors used in digital consumer products and for DRAM semiconductors used in personal computers. Also, worldwide sales of non memory semiconductors declined by 26.5% in 2001 as compared to 2000 and by 0.4% in 2002 as compared to 2001, but increased by 17.8% and 23.9% in 2003 and 2004, respectively, on a year-to-year basis, primarily due to the increase in demand for digital consumer products. Net sales were sluggish after the summer of 2004 due to adjustments of excess inventory by semiconductor manufacturers. However, demand recovered as the adjustment of excess inventory stabilized after the spring of 2005 and the market for personal computers (especially notebooks) and digital consumer devices (especially flat-panel TVs and portable music players) expanded. Accordingly, net sales of semiconductors increased by 7.9% in 2005, as compared with the previous year. Furthermore, in 2006, demand in the consumer market and automobile market has stabilized while the data processing market has shown double digit growth. Accordingly, worldwide sales of non memory semiconductors grew by 5.7% in 2006, as compared with the previous year.

The significant demand volatility of the market for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	the consumer demand for digital consumer products such as flat-panel TVs, DVD recorders and portable devices, including portable audio players and game devices;

•	the sales levels in the personal computer industry;

•	the levels of investment in communications infrastructure and the effect on the mobile telecommunications industry; and

•	currency exchange rate fluctuations.

After recording record sales and profits in fiscal 2000, Advantest experienced a 65.6% decrease in net sales in fiscal 2001. In fiscal 2003, due to the recovery of investments in semiconductors, Advantest recorded an increase of 78.2% compared to fiscal 2002. Net sales for fiscal 2004 stood at ¥239,439 million, representing a 37.4% increase over fiscal 2003 and contributing to net income of ¥38,078 million. In fiscal 2005, the adjustment of excess inventory by semiconductor manufacturers ended, and net sales resumed its increase. Throughout fiscal 2005, net sales increased by 6.0% as compared with the previous fiscal year to ¥253,922 million, and net income achieved ¥41,374 million in fiscal 2005. Net sales for the first half of fiscal 2006 was ¥120,492 million, an increase of 12.5% as compared with the first half of fiscal 2005, due to continued strong sales from fiscal 2005 and net sales for the second half of fiscal 2006 was ¥114,520 million mainly due to a decrease in the price of semiconductors. Throughout fiscal 2006, net sales was ¥235,012 million, and net income achieved ¥35,556 million in fiscal 2006.

Accordingly, Advantest believes that its results are significantly impacted by the significant demand volatility of the semiconductor industry. Significant downturns in, among others, the semiconductor industry are likely to therefore adversely affect Advantest’s financial condition and results of operations.

If Advantest does not introduce new products meeting its clients’ technical requirements in a timely manner and at competitive prices, its products will become obsolete and its financial condition and results of operations will suffer

Advantest sells its products to several industries that are characterized by rapid technological changes, the frequent introduction of new products and services, varying and unpredictable product lifecycles and evolving industry standards. Advantest anticipates that future demand for its products will be driven, in large part, by advances in semiconductor technology, which create new testing requirements that are not adequately addressed by currently installed semiconductor test systems. These advances and customers’ needs include:

•	the introduction of “system-on-a-chip,” or SoC, semiconductors that incorporate more advanced memory, logic and analog circuits;

•	investment by memory semiconductor manufacturers in facilities that are used to produce memory semiconductors, such as flash memory, DDR2-SDRAM and the next generation DDR3-SDRAM;

•	investment by semiconductor manufacturers in mechatronics related products which transport devices faster, more accurately and more stably;

•	the use of self-test technologies that employ circuit designs incorporated into the circuits of semiconductor chips;

•	introduction of mechatronics products that respond to reduced testing time resulting from advances in customers’ back-end testing; and

•	prompt response and quick repair in the event of failure.

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

Advantest faces substantial competition in its businesses and, if Advantest does not compete effectively, its business may be harmed

Advantest faces substantial competition throughout the world. Advantest’s primary competitors in the semiconductor and component test system market include, among others, Teradyne, Inc., Verigy Pte. Ltd., Credence Systems Corporation, Yokogawa Electronic Corporation, LTX Corporation, Eagle Test Systems, Inc. and Nextest Systems Corporation. In the mechatronics system market, Advantest has also been competing with Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing Inc. In addition, in the services, support and others segment, Advantest has been competing with competitors providing similar services. Some of Advantest’s competitors have greater financial and other resources than Advantest.

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

Advantest’s product lines are facing significant price pressure

Price pressure in Advantest’s businesses is adversely affecting Advantest’s operating margins. Advantest believes that price pressure with respect to semiconductors continues to grow even during periods when demand, in terms of volume, for semiconductors is increasing, resulting in continuous pressure on the market price for products in the Semiconductor and Component Test System Segment and Mechatronics System Segment. During these periods, Advantest’s customers seek to increase their production capacities while minimizing their capital expenditures. Advantest believes that, despite the continued recovery in the semiconductor market since fiscal 2003, price pressure continues to persist. In addition, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on Advantest’s product lines. A further increase in price pressure will adversely affect Advantest’s future financial condition and results of operations.

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

Advantest’s largest customers currently account for a significant part of its net sales, and the loss of one or more of these customers or changes in their capital expenditures could harm its business

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers, a small number of which currently accounts for a significant portion of its net sales. Sales to Advantest’s largest customer as a percentage of its total sales were approximately 15% in fiscal 2004, approximately 17% in fiscal 2005 and approximately 11% in fiscal 2006. Sales to Advantest’s five largest customers accounted for approximately 42% of total net sales in fiscal 2004, approximately 41% in fiscal 2005 and approximately 35% in fiscal 2006. The loss of one or more of these major customers or changes in their capital expenditures could materially harm Advantest’s business.

The failure by Advantest to meet demand for its products upon a significant expansion in the semiconductor and component test systems and mechatronics system markets would likely adversely affect its future market share and financial results

If the market for semiconductor and component test systems and mechatronics systems were to suddenly expand, Advantest would require a significant increase in production capabilities, including personnel, in order to fully capitalize on such expansion. The failure of Advantest to adjust to such unanticipated increases in demand for its products during any such a recovery could result in Advantest losing one or more of its existing large-volume customers or losing the opportunity to establish a strong relationship with large-volume customers with which it currently does little or no business. Any such failure would likely adversely affect Advantest’s future market share and its financial results.

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

Advantest’s dependence on subcontractors and on sole source or a limited number of suppliers for its components and parts may prevent it from delivering an acceptable product on a timely basis

Advantest relies on subcontractors to perform the low-end assembly requirements for its products. For example, Advantest has been outsourcing the assembly of numerous circuit boards. In addition, many of the components used in Advantest’s semiconductor and component test systems and mechatronics systems are produced by suppliers based on Advantest’s specifications. Advantest’s reliance on these subcontractors and suppliers gives it less control over the manufacturing process and exposes it to significant risks, especially inadequate manufacturing capacity, late delivery, substandard quality, lack of labor availability and high costs. In addition, Advantest depends on sole source or a limited number of suppliers for a portion of its components and parts. Advantest does not maintain long-term supply agreements with most of its suppliers, and it purchases most of its components and parts through individual purchase orders. If suppliers become unable to provide components or parts in the volumes needed and at acceptable prices, Advantest would have to identify and procure acceptable replacements. Furthermore, the markets for semiconductors and other specialized components have, in the past, experienced periods of inadequate supply to meet demand. The process of selecting subcontractors or suppliers and of identifying suitable replacement components and parts is a lengthy process and can result in Advantest being unable to deliver products meeting customer requirements on a timely basis. Advantest has, in the past, been unable to deliver its products according to production schedules due to the inability of suppliers to supply components and parts based on Advantest’s specifications and due to other shortages in components and parts.

If Advantest’s main facilities for research and development, production or information technology systems for all of its businesses, or the facilities of its subcontractors and suppliers, were to experience catastrophic loss, its results of operations would be seriously harmed

Advantest’s main facilities for research and development for its semiconductor and component test systems and mechatronics systems segments production, as well as many of Advantest’s services bases, are located in Japan and particularly concentrated in Saitama Prefecture and Gunma Prefecture. In addition, the main system server and parts of the network hub are maintained in system centers approved by the Information System Management System, or ISMS, and local network servers are located in certain operations offices in Japan. Japan suffers from relatively frequent earthquake activity.

If Advantest’s facilities, particularly its semiconductor and component test system manufacturing factories, were to experience a catastrophic loss, it would materially disrupt Advantest’s operations, delay production, shipments and revenue, and result in large expenses to repair or replace the facilities. Advantest has insurance to cover most potential losses at its manufacturing facilities, other than those that result from earthquakes. However, this insurance may not be adequate to cover all possible losses. Similar disruptions to Advantest’s business may occur if the facilities of Advantest’s subcontractors and suppliers or if the facilities of Advantest’s information system network were to experience a catastrophic loss.

Advantest has prepared itself for crises such as large-scale natural disasters, and each department of Advantest has drafted its own disaster procedures and manuals. Furthermore, in order to prevent any disruption of its core businesses, or in case of suspension, to re-start the suspended businesses, including the recovery of important facilities, in the shortest possible time, Advantest is in the process of drafting its “Business Continuity Plan.” However, if Advantest cannot complete such Business Continuity Plan, or if upon completion such Business Continuity Plan is not effective, Advantest’s core businesses could be disrupted at a time of crisis, such as large-scale natural disasters, and could take a substantial amount of time to recover.

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with doing business internationally because it sells its products, and purchases parts and components from, around the world. In fiscal 2006, 59.9% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consisted of sales in Taiwan, the People’s Republic of China and Korea, 4.3% from the Americas and 4.8% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the Americas, Europe, and Asian countries including Singapore, Taiwan, the People’s Republic of China and Korea and some of Advantest’s suppliers are also located overseas. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

•	political and economic instability, natural calamities or other risks related to countries where Advantest procures its components and parts or sells its products;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	risks with respect to international taxation, including transfer pricing regulations;

•	difficulty in staffing and managing widespread operations;

•	differing protection of intellectual property;

•	difficulties in collecting accounts receivable because of distance and different legal rules; and

•	risks with respect to social and political crises resulting from terrorism and war, among others.

Fluctuations in exchange rates could reduce Advantest’s profitability

Advantest derives a majority of its net sales from products sold to customers located outside of Japan. Approximately 69% of Advantest’s fiscal 2006 net sales were from products sold to overseas customers. Most of Advantest’s products are manufactured in Japan, but approximately 18% of Advantest’s net sales in fiscal 2006 were made in currencies other than the yen, predominantly the U.S. dollar. A strengthening in the yen relative to the U.S. dollar and, to a much lesser extent, currencies of those other countries where Advantest sells its products would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies and could hurt sales in those countries. In addition, significant fluctuations in the exchange rate between the yen and foreign currencies, especially the U.S. dollar, could require Advantest to lower its prices with respect to foreign sales of its products that are priced in yen, and reduce the yen equivalent amounts of its foreign sales for products that are based in U.S. dollars or other foreign currencies, and thus reduce its profitability. These fluctuations could also cause prospective customers to push out or delay orders because of the increased relative cost of Advantest’s products. In the past, there have been significant fluctuations in the exchange rate between the yen and the currencies of countries in which Advantest does business.

Advantest’s financial condition and results of operations are subject to factors relating to its marketing and sales capabilities and its branding

Advantest’s financial condition and results of operations are negatively affected by factors relating to its marketing and sales capabilities and its branding, including:

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

Chemicals used by Advantest may become subject to more stringent regulations, and Advantest may be required to incur significant costs in adapting to new requirements

Advantest uses chemicals in the manufacturing of its products, the manufacture, processing and distribution of which are subject to environmental related laws, regulations and rules of Japanese governmental agencies, as well as by various industry organizations and other regulatory bodies in other countries. These regulatory bodies may strengthen existing regulations governing chemicals used by Advantest and may also begin to regulate other chemicals used by Advantest. While Advantest is taking measures to eliminate toxic substances included in parts used to manufacture its products, Advantest uses lead solder for mounting electronic parts and components for its products in order to ensure the reliability of its products as a matter of priority. Further, as a method to cool some of its semiconductor and component test systems, Advantest uses a type of perfluorocarbon, or PFC, that is not currently regulated by laws related to the ozone layer protection and global warming. Advantest believes that it is in compliance with regulations with respect to the use of chemicals, by promoting environmental policies for its products with the focus on ensuring the safety and the reliability of its products; however, Advantest must be prepared to adapt to regulatory requirements in all relevant countries as requirements change. Advantest may be required to incur significant cost in adapting to new requirements. Any failure by Advantest to comply with applicable government or industry regulations could result in the imposition of fines or restrictions on its ability to carry on or expand its operations.

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

Investor confidence and the value of Advantest’s ADRs and ordinary shares may be adversely impacted if Advantest’s independent registered public accounting firm is unable to provide adequate attestation over the adequacy of the internal control over Advantest’s financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002

The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in its Annual Report that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. Although Advantest intends to review its internal controls over financial reporting in accordance with Section 404 requirements, if Advantest’s independent registered public accounting firm is not satisfied with Advantest’s internal control over its financial reporting or the level at which its controls are documented, designed, operated or reviewed, then they may decline to attest to management’s assessment. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of Advantest’s financial statements, which ultimately could negatively impact the market price of Advantest’s ADRs and ordinary shares.

Confidential information could be inadvertently disclosed, through unauthorized access or use, which could lead to substantial costs or harm Advantest’s reputation

Advantest uses both paper documents and electronic data in managing confidential information. Although Advantest has established the Information Security Committee and is taking measures to keep information confidential through procedures designed to prevent accidental release of information through unauthorized access or use, such information may be inadvertently disclosed without Advantest’s knowledge. If this occurs, Advantest could harm its reputation and incur substantial costs to remedy the situation. Accordingly, inadvertent disclosure of confidential information could have a material adverse effect upon Advantest’s business results and financial condition.

Product defects and any damages caused by Advantest in respect of product liability could harm Advantest’s reputation among existing and potential customers and could have a material adverse effect upon Advantest’s business results and financial conditions

Advantest manufactures its products in accordance with internationally accepted quality control standards such as ISO 9000. However, Advantest cannot guarantee that there are no defects in its products. Advantest maintains product liability insurance, but cannot guarantee that such insurance will sufficiently cover the ultimate amount of damages with respect to Advantest’s liabilities. Large scale accidents or any discovery of defects in its products could harm Advantest’s reputation for not adequately addressing defects, could cause Advantest to incur higher costs and could have a material adverse effect upon Advantest’s business results and financial condition if Advantest is liable for claims for damages.

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

There are restrictions on the withdrawal of shares from Advantest’s depositary receipt facility

Under Advantest’s ADS program, each ADS represents the right to receive one share (Advantest changed the ratio of ADSs to underlying shares on October 1, 2006. The above ratio is the ratio after the change. Details are referred to in Advantest’s press release dated July 26, 2006). To withdraw any shares, a holder of ADSs has to surrender for cancellation American Depositary Receipts, or ADRs, evidencing 100 ADSs or any integral multiple thereof. Each ADR bears a legend to that effect. As a result, holders of ADSs are unable to withdraw fractions of shares or units or receive any cash settlement from the depositary in lieu of withdrawal of fractions of shares or units. Holders of shares representing less than one unit, or 100 shares, may require Advantest to repurchase those shares, whereas holders of ADSs representing less than one unit of shares are unable to exercise this right because the holders of these ADSs are unable to withdraw the underlying shares. Under Advantest’s ADS program, an ADS holder cannot cause the depositary to require Advantest to repurchase fractions of shares or units on its behalf. For a further discussion of the ADSs and the ADS program, see “Description of American Depositary Receipts” set forth in Advantest’s registration statement on Form F-1 filed with the Securities and Exchange Commission on July 22, 2002. For a further discussion of the Japanese unit share system, see “Additional Information—Memorandum and Articles of Association—The Unit Share System.”

Enforcement of Civil Liabilities

Advantest is a limited liability, joint-stock corporation incorporated under the laws of Japan. Almost all of Advantest’s directors, executive officers and corporate auditors reside in Japan. Substantially all of Advantest’s assets and the assets of these persons are located in Japan. It may not be possible, therefore, for investors to effect service of process within the U.S. upon Advantest or these persons or to enforce against Advantest or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. Advantest’s Japanese counsel, Nagashima Ohno & Tsunematsu, has advised Advantest that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the U.S.

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

Advantest applies its capital expenditures chiefly to the streamlining of development, production of new products, energy saving initiatives and the expansion of production capacity. Advantest’s capital expenditures were ¥9.3 billion, ¥8.3 billion and ¥8.3 billion in fiscal 2004, 2005 and 2006, respectively. In fiscal 2007, Advantest plans to construct a new building equipped with clean room facilities for production on the premises of Advantest Laboratories Ltd. in Miyagi, Japan.

Advantest’s principal executive offices are located at Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan. Advantest’s telephone number in Japan is (81-3) 3214-7500.

4.B	BUSINESS OVERVIEW

Overview

The Advantest group is comprised of Advantest Corporation and its 40 consolidated subsidiaries and one investee which is accounted for by the equity method and conducts its business in the following segments:

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

Sales by Segment

The following table illustrates net sales by each segment for the last three fiscal years.

	Fiscal 2004		Fiscal 2005		Fiscal 2006
Segment	Sales (in millions)%		Sales (in millions)%		Sales (in millions)%
Semiconductor and Component Test System Segment	¥180,685	75.5	¥191,415	75.4	¥167,815	71.4
Mechatronics System Segment	46,395	19.4	48,260	19.0	52,025	22.1
Services, Support and Others Segment	19,680	8.2	19,062	7.5	18,312	7.8
Intercompany transactions elimination	(7,321)	(3.1)	(4,815)	(1.9)	(3,140)	(1.3)

Total Net Sales	¥239,439	100.0%	¥253,922	100.0%	¥235,012	100.0%

Industry Overview

Advantest offers products in semiconductor and component test systems, mechatronics systems, and services, support and others. Advantest’s main customers are semiconductor manufacturers, test houses and foundries. Advantest believes that the following factors will promote growth of the business carried out by its main customers.

•	the move to lower-cost, smaller, faster and more powerful and energy efficient semiconductors and electronic components;

•	the increase in demand for higher performance servers and personal computers;

•	the increase in demand for digital consumer products such as flat-panel TVs, DVD recorders and portable music players;

•	the increasing market acceptance of new models of high-performance game machines;

•	the increasing levels of wireless communications penetration worldwide due to the expansion of the mobile telecommunications industry;

•	the development of higher speed communications infrastructure;

•	the use of fiber optic networks to provide high-speed voice, data and video services;

•	the increasing demand for electronic devices that incorporate semiconductor and communications technologies; and

•	the increase in demand for electronic components including semiconductors and sensors, in response to technological advancement of automobiles.

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

Semiconductor sales have increased significantly over the long-term. However, semiconductors, particularly memory semiconductors, have experienced significant cyclical variations in growth rates. According to World Semiconductor Trade Statistics, worldwide semiconductor sales fell by approximately $65.0 billion or 32.0%

from approximately $204.0 billion in 2000 to approximately $139.0 billion in 2001. While sales in 2002 increased only marginally compared to the previous year, sales climbed sharply by approximately $25.0 billion or 18.0% compared to the previous year to approximately $166.0 billion in 2003. Sales in 2004 increased by approximately $47.0 billion or 28.0% to approximately $213.0 billion, and sales in 2005 increased by approximately $14.5 billion or 6.8% to approximately $227.5 billion, compared to the previous year. This upward trend had continued into 2006 and sales in 2006 increased by approximately $20.2 billion or 8.9% to approximately $247.7 billion, due to a market expansion of digital consumer devices, among others, including flat-panel TVs and portable audio players. The following table sets forth the size of the market for memory semiconductors, non memory semiconductors (including SoC semiconductors) and all semiconductors between 2000 and 2006 and the projected market size between 2007 and 2009 as compiled and estimated by World Semiconductor Trade Statistics as of May 2007.

	Actual Year ended December 31,							Projected Year ending December 31,
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	(in millions)							(in millions)
Memory	$49,227	$24,875	$27,041	$32,506	$47,136	$48,519	$58,473	$59,753	$64,068	$66,863
Non memory	155,167	114,088	113,672	133,920	165,891	178,965	189,243	193,753	215,175	226,906

Total	$204,394	$138,963	$140,713	$166,426	$213,027	$227,484	$247,716	$253,506	$279,243	$293,769

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

The semiconductor market bottomed out in the second half of fiscal 2001 and then improved from fiscal 2002 to the first half of fiscal 2004. However, the market slowed down beginning in the second half of fiscal 2004 due to the adjustment of excess inventories by semiconductor manufacturers. However, the market recovered sooner than expected, improving in the first half of fiscal 2005 and expanding further in the second half of fiscal 2005. According to data published by World Semiconductor Trade Statistics as of May 2007, the market for memory semiconductors will grow at a compound annual growth rate of approximately 4.6% over the next three years to approximately $66.9 billion in 2009. Advantest believes that demand for memory semiconductors will be generated in the foreseeable future by the prevalence of DDR2-SDRAM, which has a higher operating speed than DDR-SDRAM, the next generation DDR3-SDRAM, flash memory and other high-end semiconductors. While World Semiconductor Trade Statistics estimates that the non memory semiconductor market will grow at a compound annual growth rate of approximately 6.3% over the next three years to approximately $226.9 billion in 2009 as expected. Advantest believes that the demand for non memory semiconductors will generally grow in the foreseeable future, led by the further prevalence of digital consumer products, including flat-panel TVs, DVD recorders, and the new developments in personal computers or high performance mobile phones.

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

Demand for personal computers and servers with higher performance and capabilities is also driving changes in the memory semiconductor sector. This demand is causing manufacturers to shift from the production of memory semiconductors, including memory semiconductors that allow high-speed data transfer such as DDR2-SDRAM to the next generation DDR3-SDRAM with higher speeds, and flash memory that feature large capacity and nonvolatility. Advantest believes that this shift is creating demand for test systems for memory semiconductors capable of handling these new types of memory semiconductors, as well as contributing to a reduction in testing costs. In addition, Advantest believes that additional demand for mechatronics systems, including test handlers and device interfaces connecting semiconductor devices and test systems, will be created and will grow in line with advances in semiconductor technologies.

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

Production Outsourcing

In recent years, semiconductor manufacturing and testing processes have become more complex and capital intensive. As a result, an increasing portion of the manufacturing and testing functions are being subcontracted out by companies that design, but outsource the production of, semiconductors, namely fabless design companies, in order to reduce capital expenditures. This trend has resulted in an increase in the number of test houses that accept test process outsourcing and foundries that accept manufacturing process outsourcing. Foundries either perform testing in-house or outsource their testing needs to test houses. This trend towards production outsourcing, particularly to test houses, has increased the number of potential customers for semiconductor and component test system manufacturers, although it has not significantly affected total demand for Advantest’s products. In addition, Advantest believes that semiconductor and component test systems which have been used for the product lines of multiple semiconductor designers are deemed most appropriate by fabless design companies, foundries and test houses. Advantest believes this compatibility requirement on the part of fabless design companies and test houses or foundries gives semiconductor and component test system manufacturers with broader product lines and larger market shares an advantage over smaller competitors. Outsourcing has also been utilized for electronic component manufacturing.

Technological Innovation in Manufacturing Processes

One of the recent innovations in semiconductor manufacturing processes is the production of semiconductors using 300 millimeter wafers. Wafers are circular flat pieces of silicon from which multiple semiconductor chips are constructed using photo-etching and other manufacturing processes. The use of 300 millimeter wafers will allow manufacturers to increase average semiconductor production per wafer by 125% when compared to production using conventional 200 millimeter wafers. Many manufacturers announced delays in investment in 300 millimeter wafer factories beginning in the second half of 2000 due to negative trends in the semiconductor market. However, investment in these factories by some manufacturers resumed at the end of 2002, investment increased from 2003 to 2006, and is expected to continue to increase during 2007. Investment in these facilities is expected to lead to demand for new semiconductor and component test systems and test handlers with increased throughput capabilities for semiconductor manufacturers to capture fully the cost efficiencies associated with the use of 300 millimeter wafers.

New Testing Technologies

Semiconductor designers and manufacturers are striving to further reduce costs in connection with manufacturing semiconductors, especially the cost of testing semiconductors. Thus, there is a stronger demand for test systems that can simultaneously test more semiconductors and accommodate a larger number of pins at higher speeds and with high throughput capabilities. On the other hand, there is an increasing pressure on test systems to be energy efficient, smaller in size and less expensive. In order to respond to this demand, test system manufacturers are taking measures to reduce test system costs by making the development and manufacturing process of test systems more efficient, strengthening peripheral devices such as test handlers and device interfaces and improving service and support systems. Furthermore, although certain semiconductors are now tested in a simplified manner in which self-test technologies are designed into circuits or even sold without being tested, Advantest believes that it has become increasingly important for test systems to ensure the reliability of semiconductors since semiconductors are expected to become more complex and advanced going forward.

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

Business Strategy

Advantest’s core business goals include:

•	focusing on the development of test systems which can respond to changes in memory and SoC semiconductors;

•	growing its market share for test systems for SoC semiconductors and maintaining high market share for test systems for memory semiconductors;

•	growing its market share for test handlers for SoC semiconductors and maintaining its high market share for test handlers for memory semiconductors;

•	developing, designing and supplying high quality device interfaces in a shorter period of time;

•	enhancing its operating efficiency to improve profitability, through promotion of production innovations; and

•	strengthening its ability to provide comprehensive solutions to satisfy client needs.

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

Focus sales and support efforts on key customer accounts

Advantest believes that a small number of large semiconductor manufacturers, test houses and foundries account for a large portion of total sales in the semiconductor and component test system industry. Advantest sells semiconductor and component test systems and mechatronics systems to many of these customers and supports them on a regular basis. Advantest is seeking to expand its business with these key customers and develop new relationships with the remaining potential major customers. Over the past several years, Advantest has opened additional overseas sales and support offices, many of which are located near the corporate headquarters or main research and development and manufacturing facilities of these key customers. These offices are expected to facilitate Advantest’s efforts to continue conducting collaborative development activities with leading semiconductor manufacturers.

Products

As of fiscal 2006, Advantest’s main products are products developed, manufactured and sold in the semiconductor and component test system segment and mechatronics system segment. They are as follows:

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

Category	Fiscal 2004	Fiscal 2005	Fiscal 2006
	(in millions)
Test systems for memory semiconductors	¥123,856	¥100,311	¥109,541
Test systems for non memory semiconductors	56,829	91,104	58,274

Total	¥180,685	¥191,415	¥167,815

Test Systems for Memory Semiconductors

Advantest’s test systems for memory semiconductors are test systems designed to test high-speed/high performance memory semiconductors used in applications such as personal computers and servers, as well as memory semiconductors used in digital consumer products.

Test systems for memory semiconductors consist of a mainframe and one or more test heads. During testing, a device interface is attached to the test head. During the front-end testing process, wafers are attached to and detached from the device interface by a prober. Electric signals are transmitted between the die and the test systems for memory semiconductors through probe pins located in the device interface. After front-end testing is completed, the wafer is diced into separate dies and properly functioning dies are packaged. During back-end testing, test handlers are used to load these devices onto the test heads, and electric signals are transmitted between the semiconductor chips and the semiconductor test system via the device interface. The results are stored in a database, and then analyzed by the test systems for memory semiconductors’ hardware circuits and software programs. Each different semiconductor design requires a customized software program to analyze the test data.

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

Advantest estimates that its market share in test systems for memory semiconductors was approximately 66% in 2006 as compared with approximately 69% in 2005. Advantest believes that it maintained its overall market share for test systems for memory semiconductors primarily by increasing sales of its test systems for DRAM semiconductors and flash memory semiconductors. Advantest has a substantially larger market share in back-end test systems for memory semiconductors than in front-end test systems for memory semiconductors. Advantest is currently seeking to increase its market share in front-end test systems for memory semiconductors.

Advantest’s main product lines of test systems for memory semiconductors are the T5500 series, the T5300 series and the T5700 series.

T5500 Series. The T5593 is a test system targeted at the market for high speed memory semiconductors such as the DDR2-SDRAM and SGRAM. SGRAM is a memory semiconductor for use in graphical processor units. The T5588, introduced in fiscal 2005 as the successor to the T5585, makes possible simultaneous measurement of up to 512 DDR2-SDRAM devices, twice that of the T5593, and is the latest test system for mass production. Advantest can also accommodate a greater variety of memory semiconductors by using testing functions for flash memory—which are already long used in connection with the T5370 series—and its newly developed throughputs enhancement functions. The top-of-the-line device in the T5500 series is the T5501, a memory semiconductor test system most suitable for testing and production of ultra high-speed memory semiconductors such as the next generation SGRAM. This model allows twice as much spectrum band to be covered in terms of testing speed as the T5593 and thus enhances the measurement accuracy.

T5300 Series. The T5375 and T5377 are multi-functional test systems for memory semiconductors that reduce testing costs for semiconductor manufacturers. The T5375 and T5377 are used for the front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors. By increasing the functions of the system, Advantest has succeeded broadening its customer base. The T5375 and T5377 can test up to 256 devices at one time. The T5375 and T5377 are aimed at capturing an increased market share in front-end DRAM semiconductor testing and have twice the throughputs capabilities of the T5371, the predecessor to the T5375, thereby lowering overall testing costs for Advantest’s customers. In particular, the T5377 optimizes its memory repair analytical structure to a user’s memory repair algorithm and, due to its higher throughput capabilities, is suited for the production of semiconductors in manufacturing facilities that use 300 millimeter wafers. Advantest introduced the T5377S in response to customers’ needs for a smaller sized model of the T5377. Also in fiscal 2005, Advantest introduced the T5372 to meet demand for 200mm wafer production lines as a successor model to the T5371, which contributed to a higher share of the front-end testing market. In fiscal 2006, Advantest introduced the T5383, which is capable of simultaneously testing up to 384 devices and has the same footprint as the T5377S with the capacity to test up to 50% more devices at one time. The maximum testing rate for the T5383 is 286 MHz/572 Mbps, which is twice the testing rate of Advantest’s previous model. This allows for DRAM wafer testing “at speed” testing, or testing for KGD, and package testing for flash memory, at high-speed and with high-throughputs capabilities. In addition to these products, the T5300 series is Advantest’s best selling test systems for memory semiconductors product line for front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors.

T5700 Series. Flash memory semiconductors require more types of front-end testing than other types of semiconductors. However, with respect to NAND-type flash memories, the volume of production is rapidly growing but prices have fallen substantially. There is therefore a demand for higher efficiency for test systems. In order to respond to this demand, Advantest has introduced the T5761/T5761ES. The T5761 covers the full range of testing, from NAND-type flash memory testing to package testing. The T5761 is capable of simultaneous testing up to 512 devices, which is twice the capability of Advantest’s previous model, and allows for lower testing costs through its improved ability to detect failures. The T5761ES retains the same capabilities and functions as the T5761 with a substantially smaller size and at lower testing costs. The T5761ES is capable of simultaneous testing up to 16 devices, evaluating devices in a simplified manner and easily making testing programs available for mass-production. Through the use of the T5761/T5761ES, effective solutions can be structured, from the design of NAND-type flash memory to mass production.

Test Systems for Non Memory Semiconductors

Advantest’s main line of test systems for non memory semiconductors relates to test systems for SoC semiconductors and other test systems for non memory semiconductors.

Test Systems for SoC Semiconductors

Test systems for SoC semiconductors test semiconductors with specific functions, such as SoC semiconductors that combine analog and/or memory circuits on a single semiconductor chip and LCD driver ICs that display images on LCD panels. The factors that are important to customers in the performance and other characteristics of test systems for memory semiconductors described above also apply to test systems for SoC semiconductors. Advantest’s market share in test systems for SoC semiconductors decreased from approximately 28% in 2005 to approximately 23% in 2006.

T2000. In 2004, Advantest brought to market a test system for SoC semiconductors that is based on component modules compatible with OPENSTAR® open architecture. Advantest believes that the development of OPENSTAR® compatible semiconductor test systems for SoC semiconductors will increase Advantest’s market share in test systems for SoC semiconductors. Currently, Advantest’s OPENSTAR® compatible test systems for SoC semiconductors is the T2000. Main compatible component modules for the T2000 are the 250 MHz Digital Module, the Low Current DPS, the High Current DPS, 800 MHz Digital Module and 6.5Gbps Digital Module. The 6.5Gbps Digital Module primarily targets the testing of data processing and high speed interface used for chips and operates at a maximum of 6.5Gbps.

T6500 Series. The T6577 test systems for SoC semiconductors in the T6500 series are primarily designed to test MCU and SoC semiconductors that control digital consumer products at the production lines. The T6500 series are approximately one-third in size, and uses approximately 50% less power, as compared to Advantest’s predecessor product line.

T6300 Series. The T6362 and T6372 are test systems for non memory semiconductors for semiconductors used with high-definition LCD displays. These systems can simultaneously test multiple semiconductors for LCD driver integrated circuits (“ICs”) with a total of up to 1,536 pins.

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

Advantest’s test handlers are sold primarily in conjunction with the sale of its semiconductor and component test systems. During fiscal 2006, a majority of test handlers, measured in units, were sold to customers of Advantest’s semiconductor and component test systems. Advantest’s test handlers are compatible with the semiconductor and component test systems of its competitors.

Test handlers are designed with different characteristics for memory and non memory semiconductors. Memory semiconductors require relatively long test times. Advantest’s test handler for memory semiconductors handle up to 256 semiconductors per test head at a time. Non memory semiconductors, including SoC semiconductors, require relatively short test times and Advantest’s test handlers handle up to 16 semiconductors at a time.

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

Test Handlers for Non Memory Semiconductors. Advantest’s test handlers for test systems for non memory semiconductors, including SoC semiconductors, are the M4741A and the M7521A, among others.

The M4741A is a back-end test handler for non memory semiconductors that utilizes vision alignment and can be used for small, narrow pitch semiconductors. The M4741A achieves maximum throughput of up to 4,000 semiconductors per hour. The M4741A can simultaneously handle up to four devices.

The M7521A is a test handler that can be used for chip on film, or COF, and tape automated bonding, or TAB of integrated circuit drivers used in flat panel displays. The M7521A can test devices used in 35 millimeter, 48 millimeter, 70 millimeter, wide and superwide tapes.

Device Interfaces

A device interface is a mechanism through which test signals are transmitted between the device being tested and a semiconductor and component test system. Device interfaces that are compatible with various types of devices enhance the utility of a semiconductor and component test system by allowing it to test different semiconductor product lines and therefore reduce the cost for semiconductor and component test system users.

Advantest manufactures device interfaces for semiconductor and component test systems and is continuously developing and supplying new device interfaces, such as high performance connectors and socket boards, featuring increased throughput, precision and ease of maintenance to meet the demands of next- generation semiconductors that are becoming more high-speed. Advantest believes that the rate at which new semiconductor designs are introduced to market will continue to increase in the long term, and customers’ requests to accelerate development of main parts of device interfaces that are compatible with such new semiconductor designs will increase accordingly.

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

Customers

Advantest’s semiconductor and component test systems and mechatronics systems are shipped and delivered to many of the world’s leading semiconductor manufacturers, as well as a number of foundries and test houses. Advantest’s largest customer accounted for approximately 15% of net sales in fiscal 2004, approximately 17% in fiscal 2005 and approximately 11% in fiscal 2006. Advantest’s five largest customers, all of which are semiconductor and component test system customers, accounted for approximately 42% of net sales in fiscal 2004, approximately 41% in fiscal 2005 and approximately 35% in fiscal 2006.

Geographic Sales

Approximately 69% of Advantest’s fiscal 2006 net sales were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales, for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped.

	Fiscal 2004		Fiscal 2005		Fiscal 2006
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥60,025	25.1	¥81,140	32.0	¥72,834	31.0
Asia (excluding Japan)	144,120	60.2	132,708	52.3	140,782	59.9
Americas	23,024	9.6	25,516	10.0	10,158	4.3
Europe	12,270	5.1	14,558	5.7	11,238	4.8

Total	¥239,439	100.0%	¥253,922	100.0%	¥235,012	100.0%

Japan. Advantest enjoys a significant market position in Japanese markets for test systems for memory semiconductors, with a market share of approximately 90% in 2006. In addition, Advantest had an approximately 53% market share in the Japanese test systems for SoC semiconductors market in 2006. Sales of test systems for SoC semiconductors used in DVD recorders and flat-panel TVs and sales of test systems for SoC semiconductors for LCD driver ICs used to display images on LCD panels comprised a substantial portion of total sales of test systems for non memory semiconductors in Japan in fiscal 2006. Advantest is working to maintain its market leadership in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles.

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

Americas. Advantest’s marketing efforts in this region are centered in the U.S., which accounted for approximately 4% of its total sales in fiscal 2006. Advantest’s market share of semiconductor and component test systems sold in the U.S. was approximately 24% in 2005 and decreased to approximately 16% in 2006 due to decreased sales to a major U.S. semiconductor manufacturer. Semiconductor and component test systems are marketed and sold in the Americas through Advantest’s subsidiary, Advantest America Inc.

Europe. Sales in Europe constituted approximately 5% of Advantest’s sales in fiscal 2006. Advantest’s market share of semiconductor and component test systems sold in Europe decreased to approximately 18% in 2006 from approximately 29% in 2005. Advantest’s principal European markets are Germany, Italy and France.

Sales and Marketing

Advantest sells its semiconductor and component test systems and mechatronics systems globally through direct sales channels. Advantest’s direct sales department includes engineers who have in-depth knowledge of the customer’s business and technology needs. Currently, Advantest has sales offices in Japan, Taiwan, Singapore and other parts of Asia, the Americas and Europe. Advantest maintains its sales and support centers in close physical proximity to key customer sites to identify its customers’ needs in the early stage of product development and to provide required support in a timely fashion. Advantest is also strengthening its relationships with test houses through limited minority investments as a part of its sales and marketing strategy. In addition, Advantest offers operating lease contracts for semiconductor and component test systems through its subsidiary, Advantest Finance Inc.

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

•

Installation and Warranty Support. The introduction of a new line of semiconductors by a manufacturer typically requires either the purchase of new semiconductor and component test systems and mechatronics systems or warranty support for the customer’s existing system. Upon the sale of a new system, Advantest’s engineers provide installation services and work with the customer to integrate the purchased system with the customer’s existing manufacturing infrastructure.

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

•

Internet Support. The Advantest customer support website offers maintenance tips and access to a database with possible solutions to semiconductor and component test system problems. Advantest customers can also make on-line requests for maintenance work and check the status of equipment sent in for repair through Advantest’s web page.

•

Repairs and Parts. Requests for repairs or parts can be made through the Advantest website or by phone, and Advantest has established a system under which it endeavors to deliver requested parts to customers in Japan within 24 hours of request, and for customers in Asia (excluding Japan), the Americas and Europe within 48 hours of request.

•

Remote Surveillance. Advantest can equip its semiconductor and component test systems with a remote surveillance function. This function allows Advantest engineers to remotely monitor the performance of its customers’ semiconductor and component test systems for more timely and effective maintenance.

•	Worldwide Presence. Advantest provides maintenance support through customer support centers in Japan, other parts of Asia, including Korea, China, Taiwan and Singapore, the Americas and Europe.

Manufacturing and Supplies

Advantest’s principal manufacturing factories for semiconductor and component test systems are its Kumagaya Factory located in Saitama Prefecture, Japan and its Gunma Factory located in Gunma Prefecture, Japan. At the Kumagaya Factory, printed circuit boards for use in test systems are manufactured, while the Gunma Factory produces test systems as final products. The production base for mechatronics systems is the Otone R&D Center located in Saitama Prefecture, Japan. The Gunma Factory is highly automated and testing and production systems within the factory are interconnected by a sophisticated local area network using advanced data management software. This network allows Advantest factory managers to check on the status of systems under production at any given time.

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

Device interfaces, one of Advantest’s products in its mechatronics system segment, are manufactured in Japan as well as overseas, including in Germany, Korea, Taiwan and Malaysia, in order to reduce lead time and reduce manufacturing costs.

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

According to a report issued by a research company, Advantest has maintained the highest share in the semiconductor and component test system market in the previous four years. Other companies following Advantest include, among others, Teradyne, Inc., Verigy Pte. Ltd., Credence Systems Corporation, Yokogawa Electronic Corporation, LTX Corporation, Eagle Test Systems, Inc. and Nextest Systems Corporation. In addition, Advantest also competes in the mechatronics system market with, among others, Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing Inc. Advantest also has been suggested by its customers to compete with start-up companies with newer technologies or products in the market for both the test systems for memory semiconductors and test systems for non memory semiconductors.

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

Environmental

Advantest has established an “Environmental Management Plan,” under which Advantest has committed to realizing a balance of corporate management and environmental protection activities. Advantest’s primary environmental activities during fiscal 2006 are as follows:

•

ISO 14001 Certification. Advantest has received ISO 14001 Uniform Certification for all eight of its domestic manufacturing and research and development facilities. With respect to its overseas manufacturing and research and development activities, a subsidiary in Taiwan has received ISO 14001 Uniform Certification.

•

Environmental Measures for Products. Advantest is actively involved in the development of environmentally friendly product lines. Advantest conducts environmental assessments of all its new products from their development stages.

•	Reduce Waste. Advantest continues to retain less than 1% industrial output at all eight of its research and development and manufacturing facilities.

•

Use of Safe Components. Advantest has established an internal procurement standard for parts and components and has procured parts and components for its new products that do not contain specified toxic substances. As a result, Advantest has eliminated most regulated toxic substances from its product parts and components, except lead solder, which is used for mounting parts and components for its products.

•

Prevention of Global Warming. Through usage of energy efficient equipment and the re-evaluation of manufacturing processes, Advantest strives to reduce levels of carbon dioxide emissions resulting from energy consumption relating to its business activities. Advantest’s carbon dioxide emissions resulting from its business activities decreased by approximately 10% per sales unit in fiscal 2006, as compared with fiscal 2000, and have achieved a reduction effect of approximately 1,671 tons carbon dioxide emissions per year.

•

Environmental Activities. Since January 2005, Advantest has implemented the reforestation of seedlings to assist in the rehabilitation of tropical forests in Southeast Asia, which have been severely impacted by commercial deforestation. Advantest has completed the reforestation of 7,500 primeval diptercarp trees over a total of 30 hectares within three years.

Advantest spent approximately ¥873 million during fiscal 2006 to further implement its environmental protection activities. Advantest expects to have similar levels of expenditures during fiscal 2007.

Advantest has been addressing issues of corporate management, social activities and environmental issues from a global perspective. With increased attention in recent years on corporate ethics, Advantest believes that it should focus more on the issue of CSR (Corporate Social Responsibility). Advantest has established a CSR Committee, under which it promotes CSR initiatives through nine subcommittees (Disclosure Committee, Personnel Mediation Committee, Human Rights Protection Committee, Information Security Committee, Committee on Environmental Conservation, Internal Control Committee, Corporate Ethics Committee, Product Liability Committee and Safety and Health Committee).

Glossary

Analog circuits

Circuits on a semiconductor that monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion.

COF	Chip on Film. A technology that allows for integrated circuits to be imprinted onto a tape film.

CMOS	Complementary Metal Oxide Semiconductor. A semiconductor that uses both negative and positive circuits.

DDR-SDRAM	Double Data Rate Synchronous Dynamic Random Access Memory. Memory semiconductor that can be read from, or written to, at double the rate of traditional SDRAM semiconductors.

DDR-SRAM	Double Data Rate Static Random Access Memory. Memory semiconductor that can be read from, or written to, at double the rate of traditional SRAM semiconductors.

DDR2-SDRAM	Advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR-SDRAM semiconductors.

DDR3-SDRAM	The next generation DDR-SDRAM semiconductors that be read from, or written to, at a significantly higher rate than DDR2-SDRAM semiconductors.

Data processing	IC with the arithmetic capability that is the core computer technology.

Digital circuits	Circuits that perform binary arithmetic functions on data represented by a series of on/off states.

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

SGRAM	Synchronous Graphics Random Access Memory—SDRAM with added graphics functions

SoC

System on a Chip. A chip that integrates functions, including logic, memory and signaling, that are conventionally executed with multiple chips and requires smaller space and significantly less electricity.

STN	Super Twisted Nematic liquid crystal display. A type of LCD that uses simple matrix formation and has low manufacturing costs.

TAB	Tape-Automated Bonding. A technology that allows integrated circuit chips to be thinly mounted using tape film.

Test houses	Providers of semiconductor test services.

Testing for KGD	Known Good Die. Testing for KGD is conducted to guarantee that semiconductor bare chips are in good quality.

TFT	Thin Film Transistor liquid crystal display. A type of LCD that forms a membrane transistor on glass and has better display quality than STN.

4.C	ORGANIZATIONAL STRUCTURE

As of June 1, 2007, Advantest had 24 Japanese subsidiaries, 17 overseas subsidiaries and one investee which is accounted for by the equity method. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

Name of Subsidiary	Country of Incorporation	Principal Activities

Advantest Laboratories Ltd.	Japan	Research and development of measuring and testing technologies

Advantest Customer Support Corporation	Japan	Maintenance service of Advantest’s products

Advanmechatec Co., Ltd.	Japan	Manufacture of Advantest’s products

Advantest Manufacturing, Inc.	Japan	Manufacture of Advantest’s products

Advantest DI Corporation	Japan	Manufacture of Advantest’s products

Japan Engineering Co., Ltd.	Japan	Development, manufacture and sales of Advantest’s products

Advantest Finance Inc.	Japan	Leasing of Advantest products

Advantest America, Inc.	U.S.	Sales of Advantest’s products

Advantest (Europe) GmbH	Germany	Sales of Advantest’s products

Advantest Taiwan Inc.	Taiwan	Sales of Advantest’s products

Advantest (Singapore) Pte. Ltd.	Singapore	Sales of Advantest’s products

Advantest Korea Co., Ltd.	Korea	Sales support of Advantest’s products

Advantest (Suzhou) Co., Ltd.	China	Sales support of Advantest’s products

Each of the subsidiaries listed above is a direct or indirect wholly-owned subsidiary of Advantest.

4.D	PROPERTY, PLANTS AND EQUIPMENT

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

Advantest believes that there does not exist any material environmental issues that may affect utilization of its assets.

In fiscal 2007, Advantest plans to construct a new building equipped with clean room facilities for production on the premises of the Advantest Laboratories Ltd. in Miyagi, Japan. This is in connection with Advantest’s plan to relocate production facilities in Japan.

Advantest has prepared itself for crises such as large-scale natural disasters, and each department of Advantest has drafted its own disaster procedures and manuals. Furthermore, in order to prevent any disruption of its core businesses, or in case of suspension, to re-start the suspended businesses, including the recovery of important facilities, in the shortest possible time, Advantest is in the process of drafting its “Business Continuity Plan.” However, if Advantest cannot complete such Business Continuity Plan, or if upon completion, such Business Continuity Plan is not effective, Advantest’s core businesses could be disrupted at time of crisis, such as large-scale natural disasters, and could take a substantial amount of time to recover.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A	OPERATING RESULTS

You should read the following discussion and analysis of Advantest’s financial condition and results of operations with “Key Information—Selected Financial Data” and its audited consolidated financial statements at March 31, 2007 and for each of the three years then ended and the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared under accounting principles generally accepted in the U.S.

Overview

Advantest manufactures and sells semiconductor and component test systems and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices test systems and for SoC semiconductors for non memory semiconductor devices. This reportable business segment is the most important segment, with sales accounting for 71.4% of Advantest’s net sales in fiscal 2006.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. This business segment accounted for 22.1% of Advantest’s net sales in fiscal 2006.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the semiconductor and component test systems and mechatronics system segments, support services, equipment lease business and others. This segment accounted for 7.8% of Advantest’s net sales in fiscal 2006.

Semiconductor and Component Test System Segment

The market for semiconductor and component test systems is subject to high demand volatility and is competitive, and depends on the appetite for capital expenditures of customers. Their capital expenditures depend, to a large extent, on:

•	demand for semiconductors and electronic components;

•	innovation in semiconductor and electronic component technology; and

•	changes in semiconductor and electronic component manufacturing processes.

During fiscal 2006, the operating environment surrounding Advantest’s semiconductor and component test system segment remained mostly steady, supported by an increase in demand in mobile phones, flat-panel TVs and game devices, even though a substantial decline in the price of flash memory semiconductors led some semiconductor manufacturers to restrict their capital expenditures. For a detailed discussion of these factors, see “Information on the Company—Business Overview—Industry Overview.”

In the semiconductor and component test system segment, in the memory test system market, the price of DRAM semiconductors remained mostly stable throughout the fiscal year. Furthermore, investments in Korea and Taiwan related to DDR2-SDRAM semiconductors used in personal computers with a new operating system have rapidly increased during the second half of the fiscal year. Consequently, sales of test systems for high speed memory semiconductors remained positive. On the other hand, sales of test systems for flash memory semiconductors decreased during the second half of the fiscal year, due to the decline in capital expenditures of semiconductor manufacturers resulting from the substantial decrease in the price of flash memory semiconductors.

In the market for non memory semiconductor test system, sales of test systems for semiconductors for digital consumer devices remained steady. However, sales of the T2000, a test system for micro processing units (MPU), which was positive in the previous fiscal year, decreased primarily due to a decrease in capital expenditures of Advantest’s major customers. Similarly, sales of test systems for LCD driver ICs, which was positive in the previous fiscal year, started to decrease as a result of the adjustment of liquid crystal display panel inventories.

As a result of the above, net sales of the semiconductor and component test system segment decreased by 12.3% to ¥167,815 million in fiscal 2006, as compared to the previous fiscal year.

Advantest’s net sales, results of operations and financial condition in fiscal 2006 were affected by lower sales of test systems for non memory semiconductors and price pressure as compared with fiscal 2005. Net sales of test systems for memory semiconductors in fiscal 2006 increased by 9.2% as compared to the previous fiscal year, while net sales for test systems for non memory semiconductors decreased by 36.0% as compared to the previous fiscal year. Advantest’s best selling test system for non memory semiconductor test systems in fiscal 2006 continued to be the T6500 series, Advantest’s relatively lower cost test systems for SoC semiconductors. Demand for these semiconductor and component test systems was driven by expanded production of digital consumer electronics that incorporate semiconductors, including mobile phones, flat-panel TVs and game devices. These semiconductors typically are mass-produced and carry per unit market prices that are lower than high-end SoC semiconductors and high-bandwidth DRAM semiconductor and SRAM semiconductor products. Therefore, Advantest’s customers that produce these semiconductors required less expensive semiconductor and component test systems in order to reduce their overall manufacturing costs.

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

Advantest believes that price pressure with respect to semiconductor and component test systems tends to be strongest during periods when demand, in terms of volume, for semiconductors is increasing, but there exists pressure on the market price for semiconductors. Advantest faced significant price pressure from fiscal 2001 to 2003. In fiscal 2004 and fiscal 2005, price pressure continued to exist. While the semiconductor industry experienced a recovery, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on its product lines. Advantest believes that despite this significant price pressure and new market entrants of test system manufacturers, Advantest was able to increase its competitiveness by bringing to market new products.

Mechatronics System Segment

With respect to the test handler business of the Mechatronics System Segment, sales of the M6300, a test handler for memory semiconductors that allows for the simultaneous measurement of 256 test systems, increased.

Although net sales of test handlers for SoC semiconductors also decreased with decreased sales of the TAB handler for LCD driver ICs due to sluggish market conditions for LCD driver ICs, sales of the M4741A series of test handlers for SoC semiconductors designed for fine pitch packages and with vision alignment functions was stable due to enhanced demand primarily through the strong performance of digital consumer devices in the market.

Net sales of device interfaces rose as compared with fiscal 2005 in fiscal 2006. Net sales in Korea and Taiwan were particularly strong in fiscal 2006 compared to fiscal 2005. Advantest believes that improvement in technologies by Advantest’s local subsidiaries enhanced its competitive advantage over competitors due to lower production costs and the introduction of device interfaces with lower running costs for component replacement of measured devices resulted in significant market acceptance in Korea and Taiwan.

As a result of the above, net sales of the mechatronics system segment increased by 7.8% compared to fiscal 2005 to ¥52,025 million in fiscal 2006.

Services, Support and Others Segment

In the services, support and others segment, Advantest has focused on maintenance services such as installation and repair of Advantest’s products and lease and rental services of its products as a part of Advantest’s effort to provide customers with comprehensive solutions. Net sales of this segment decreased by 3.9% compared to fiscal 2005 to ¥18,312 million in fiscal 2006.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥26,280 million, ¥26,927 million and ¥29,509 million, or 11.0%, 10.6% and 12.6% of net sales, in fiscal 2004, 2005 and 2006, respectively.

Personnel

As of March 31, 2007, Advantest had a total of 3,637 full-time employees, an increase of 42 persons, or 1.2%, over March 31, 2006.

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

Translation risk is the risk that Advantest’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in which subsidiaries of the Company prepare their financial statements against the Japanese yen. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior accounting periods and among various geographic markets, the translation effect is a reporting consideration and does not reflect Advantest’s underlying results of operations. Advantest does not hedge against translation risk.

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

Advantest enters into foreign exchange forward contracts to reduce its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations against the Japanese yen, which in some years can be significant.

Generally, a weakening of the Japanese yen against other currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. A strengthening of the Japanese yen against other currencies, particularly the U.S. dollar, has the opposite effect. The Japanese yen generally strengthened against the U.S. dollar in fiscal 2004, but weakened from fiscal 2005 to fiscal 2006.

Advantest’s business is subject to risks associated with doing business internationally, and its business could be impacted by certain governmental, economic, fiscal, monetary, taxation or political policies or factors, including trade protection measures and import or export licensing requirements, that may materially affect, directly or indirectly, Advantest’s operations or its future results.

Critical Accounting Policies and Estimates

Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in preparing its consolidated financial statements in conformity with U.S. GAAP. Critical accounting policies are accounting policies that require the application of management’s most difficult, subjective or complex judgments and often require management to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The following is not intended to be a comprehensive list of all of Advantest’s accounting policies. Advantest’s significant accounting policies are more fully described in note 1 to Advantest’s consolidated financial statements included elsewhere in this annual report. In many cases, U.S. GAAP specifically dictates the accounting treatment of a particular transaction, with no need for judgment in its application. There are also areas in which management’s judgment in selecting an available alternative could produce materially different results. Set forth below is a description of accounting policies under U.S. GAAP that Advantest has identified as critical to understanding its business and the reported financial results and condition of the company.

Revenue Recognition

Advantest recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured in accordance with the guidance provided by the Securities and Exchange Commission’s Staff Accounting Bulletin No.104, “Revenue Recognition”.

For equipment sales involving software that is more than incidental to the product, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection of the related receivable is probable in accordance with American Institute of Certified Public Accountant (“AICPA”) Statement of Position (“SOP”) No.97-2, “Software Revenue Recognition”, as amended by SOP No.98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. Revenue for the separate elements is only recognized when the functionality of the undelivered element is not essential to the delivered element.

Sales of Products

Sales of products which require installation are recognized when the related installation is completed and other sales recognition criteria are met since the installation is essential to the functionality of the equipment. When customer acceptance is uncertain, revenue is deferred until customer acceptance has been received. When the final payment is subject to customer acceptance, a portion of revenue for the final payment is deferred until an enforceable claim has become effective.

Sales of products and component which do not require installation service by Advantest is recognized upon shipment if the terms of the sale are free on board (FOB) shipping point or upon delivery if the terms are FOB destination which coincide with the passage of title and risk of loss.

Long-term Service contracts

Revenue from fixed-price, long-term service contracts is recognized on the straight-line basis over the contract term.

Leasing Income

Revenue from operating leases is primarily recognized on the straight-line basis over the lease term.

Multiple deliverables

Multiple Deliverables are accounted for under the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables” or SOP 97-2, “Software Revenue Recognition”.

Advantest obtains and utilizes objective evidence (Vendor-Specific Objective Evidence (VSOE) under SOP 97-2) of fair value to allocate revenue to elements in multiple element arrangements and recognizes revenue when the criteria for revenue recognition have been met for each element. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of objective evidence of fair value of a delivered element, Advantest allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

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

Advantest’s inventories increased by ¥2,065 million, or 6.9%, during fiscal 2006 to ¥31,976 million as of March 31, 2007. Advantest recorded inventory write-downs in the amount of ¥3,112 million in fiscal 2006 and ¥1,287 million in fiscal 2005. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2007 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Trade Receivables

Advantest’s trade receivables, less allowance for doubtful accounts was ¥54,264 million as of March 31, 2007, as compared with ¥69,567 million as of March 31, 2006. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected. Advantest has not recorded any allowances for trade receivables for its major customers, a majority of which are large, well-capitalized semiconductor manufacturers, test houses and foundries. Advantest receives deposits from most of its distributors for its other test systems. Advantest believes that the amounts of these deposits are sufficient to offset the amounts of any possible defaults on accounts receivable of these customers.

Advantest periodically reviews its estimated allowances for doubtful accounts taking into account the customer’s payment history, assessing the customer’s current financial position and considering other information that is publicly available and the customer’s credit worthiness. Additional reviews are undertaken upon significant changes in the financial condition of Advantest’s customers and the semiconductor industry.

At the end of fiscal 2006, Advantest decreased its allowance for doubtful accounts by ¥1,912 million from fiscal 2005 to ¥205 million, due to a write off of accounts receivable amounting to ¥1,722 million during the fiscal year. Increases in allowance for doubtful accounts are charged to selling, general and administrative expenses. However, additional allowances may be necessary if conditions in the industries of some of Advantest’s customers do not improve in the near-term. Conversely, a reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the accounting period during which such collection takes place.

Accrued Warranty Expenses

Advantest’s products are generally subject to a 12-month free repair warranty. In addition, under certain circumstances, Advantest is responsible for the repair of defective components and parts. Advantest provides an allowance for estimated product warranty expenses when product revenue is recognized as part of its selling, general and administrative expenses. The allowance for estimated product warranty expenses represents management’s best estimate at the time of sale of the total costs that Advantest will incur to repair or replace components or parts that fail while still under warranty. Advantest records its allowance for estimated product warranty expenses based on the historical ratio of actual repair and support expenses to corresponding sales. The foregoing evaluations are inherently uncertain as they require estimates as to maintenance costs and failure rates related to different product lines. Consequently, actual warranty costs may differ from the estimated amounts and could result in additional product warranty expenses. If actual warranty costs significantly exceed the amount of Advantest’s allowance for product warranty expenses, it would negatively affect the future results of operations of Advantest. Accrued warranty expenses were ¥4,135 million in fiscal 2006, down from ¥4,776 million in fiscal 2005.

Stock-Based Compensation

During the year ended March 31, 2005, Advantest adopted the fair value recognition provision of SFAS No. 123 (revised 2004) (SFAS 123R), “Share Based Payments”, using the modified retrospective method, effective April 1, 2004. The fair values of the option are estimated using a Black Scholes option pricing model and amortized to expense over the requisite service period.

Expected dividend yield is determined by the Company’s dividend ratio of the past and other associated factors. Risk free interest rate is determined by government debt yield for the period corresponding to expected life. Expected volatility is determined by historical volatility and trend of the Company’s share prices, and other associated factors. Expected life is determined by the Company’s option exercise history, post vesting employment termination behavior for similar grants, and other pertinent factors.

Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have unfunded retirement and severance plans. On terminating employment, substantially all employees of the Company and certain subsidiaries are entitled to lump-sum payments.

On March 31, 2007, Advantest adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 requires Advantest to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized actuarial loss, and unrecognized prior service cost, all of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to Advantest’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS 158.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At March 31, 2006, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥19,774 million of which ¥330 million represents net operating losses, or NOL, carryforwards available to offset future taxable income. Net operating loss carryforwards utilized during the years ended March 31, 2005, 2006 and 2007 were ¥31,132 million, ¥777 million and ¥486 million, respectively.

At March 31, 2007, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥11,569 million ($98,001 thousand). Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, at March 31, 2007.

Results of Operations—Fiscal 2006 Compared with Fiscal 2005

Net Sales

Advantest’s net sales decreased by ¥18,910 million, or 7.4%, compared with fiscal 2005, to ¥235,012 million in fiscal 2006. This decrease was primarily due to weak sales of test systems for SoC semiconductors for data processing and of test systems for non memory semiconductors used for LCD driver ICs within the semiconductor and component test system segment throughout fiscal 2006. The estimated effect of changes in exchange rates during fiscal 2006 was to increase Advantest’s net sales by ¥1,145 million.

The following is a discussion of net sales for Advantest’s semiconductor and component test system, mechatronics system and services, support and others segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2006, net sales of Advantest’s semiconductor and component test system segment accounted for 71.4% of total net sales. Net sales of Advantest’s semiconductor and component test system segment decreased by ¥23,600 million, or 12.3%, compared with fiscal 2005, to ¥167,815 million in fiscal 2006. Advantest’s net sales in this segment in the second half of fiscal 2006 were ¥81,841 million, resulting in a decrease by ¥4,133 million, or 4.8%, compared to the first half of fiscal 2006. The estimated effect of changes in exchange rates during fiscal 2006 was to increase Advantest’s net sales from its semiconductor and component test system segment by ¥419 million.

Net sales of test systems for memory semiconductors increased by ¥9,230 million, or 9.2%, compared with fiscal 2005 to ¥109,541 million in fiscal 2006. This increase was mainly due to strong demand for DRAM semiconductor test systems for super high-speed memory devices targeting the next-generation DRAM semiconductors, resulting from full-scale launch of the production of DDR2-SDRAM by semiconductor manufacturers in the second half of fiscal 2006, despite lower than expected demand in the first half of fiscal 2006 for Advantest’s DRAM semiconductor test systems for super high-speed memory devices, the T5500 series test systems, targeting the next-generation DRAM semiconductors, mainly due to lower capital expenditures by semiconductor manufacturers resulting from falling DRAM prices and delay in shift of their production to DDR2-SDRAM, among other things. Test systems for flash memory semiconductors, however, suffered from weak sales towards the second half of fiscal 2006, led by lower capital expenditures by semiconductor manufacturers resulting from a substantial decline of DRAM prices.

Net sales of test systems for non memory semiconductors decreased by ¥32,830 million, or 36.0%, compared with fiscal 2005 to ¥58,274 million in fiscal 2006. This decrease was mainly due to a decrease in sales of T2000 series test systems for SoC semiconductors, based on OPENSTAR®, primarily in the U.S. throughout fiscal 2006. This decrease was also due to weak sales, primarily in Japan, Korea and Taiwan, of the T6300 series test systems for non memory semiconductors used for LCD driver ICs.

Mechatronics System Segment

Net sales of the mechatronics system segment such as test handlers and device interfaces increased by ¥3,765 million, or 7.8%, compared to fiscal 2005 to ¥52,025 million in fiscal 2006, reflecting increased sales of test systems for memory semiconductors that generated an increased need for test handlers and device interfaces.

The sales of test handlers for memory semiconductors were slow in the first half of the fiscal year primarily because the demand for DDR2-SDRAM semiconductors picked up slowly, but sales recovered with the growth in sales of test systems for DRAM semiconductors. Sales of test handlers for non memory semiconductors were steady in response to increased sales of test systems aimed at digital consumer devices in the first half of fiscal 2006. Also, sales of device interface products were steady, reflecting strong demand for DDR2-SDRAM semiconductors.

Services, Support and Other Segment

Net sales of the services, support and other segment decreased by ¥750 million, or 3.9%, compared with fiscal 2005 to ¥18,312 million in fiscal 2006. Main businesses in the services, support and others segment for fiscal 2006 include maintenance services and leases and rentals, but sales were weak.

Geographic Markets

Advantest experienced a decrease of 7.4% in its net sales in fiscal 2006, with sales in the Americas experiencing the most substantial decrease.

Net sales in Japan decreased by ¥8,306 million, or 10.2%, compared with fiscal 2005 to ¥72,834 million in fiscal 2006. This decrease was due to weak sales of test systems for non memory semiconductors used for LCD driver ICs, despite increased sales of test systems for SoC semiconductors used for digital consumer devices.

Net sales in the Americas decreased by ¥15,358 million, or 60.2%, compared with fiscal 2005 to ¥10,158 million in fiscal 2006. This decrease was due to lower sales of test systems for memory semiconductors and test systems for non-memory semiconductors to major semiconductor manufactures throughout fiscal 2006. The estimated effect of changes in exchange rates during fiscal 2006 was to increase Advantest’s net sales from sales in the Americas by approximately ¥204 million.

Net sales in Europe decreased by ¥3,320 million, or 22.8%, compared to fiscal 2005 to ¥11,238 million in fiscal 2006. The sales of test systems for DRAM semiconductors and test handlers for SoC semiconductors decreased in Europe. The estimated effect of changes in exchange rates during fiscal 2006 was to increase Advantest’s net sales from sales in Europe by approximately ¥88 million.

Net sales in Asia (excluding Japan) increased by ¥8,074 million, or 6.1%, compared with fiscal 2005 to ¥140,782 million. Net sales in Korea and Taiwan increased by ¥15,423 million, or 43.1%, by ¥8,707 million, or 16.0%, compared with fiscal 2005, respectively. This increase was primarily due to increased sales of test systems for DRAM semiconductors to major semiconductor manufacturers and test houses in Korea and Taiwan. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) decreased by ¥16,056 million, or 37.7%, compared with fiscal 2005. This decrease is the result of lower sales of test systems for SoC semiconductors to major semiconductor manufacturers in Singapore and Malaysia. The estimated effect of changes in exchange rates during fiscal 2006 was to increase Advantest’s net sales from sales in Asia by approximately ¥853 million.

Advantest’s overseas sales as a percentage of total sales became 69.0% for fiscal 2006, compared with 68.0% for fiscal 2005.

Operating Expenses

Advantest’s operating expenses decreased by ¥11,244 million, or 5.9%, compared with fiscal 2005 to ¥178,220 million in fiscal 2006.

Cost of sales decreased by ¥12,711 million, or 10.5%, compared to fiscal 2005 to ¥108,718 million in fiscal 2006. This decrease was attributed to the decrease of ¥18,910 million in net sales and the improvement in sales cost ratio attained by cost reduction and improved product mix.

Research and development expenses increased by ¥2,582 million, or 9.6%, when compared to fiscal 2005, to ¥29,509 million in fiscal 2006. This rise in research and development expenses reflects additional resources required for the increased research and development themes for future products as well as increased expenses for research and development subcontractors.

Selling, general and administrative expenses decreased by ¥1,115 million, or 2.7%, compared to fiscal 2005 to ¥39,993 million in fiscal 2006. This decrease was due to a decrease of ¥1,219 million in accrued warranty expenses that resulted from the decreased sales.

Operating Income

Operating income decreased by ¥7,666 million, compared to ¥64,458 million in fiscal 2005, to ¥56,792 million in fiscal 2006.

Other Income and Expenses

Interest and dividend income increased by ¥1,266 million, or 71.9%, compared with fiscal 2005 to ¥3,026 million in fiscal 2006. This increase was primarily due to the increase in interest rates in the U.S. and the Euro area.

Interest expense decreased by ¥274 million, or 94.5%, compared with fiscal 2005 to ¥16 million in fiscal 2006. This decrease was primarily due to the repayment of bonds in the amount of ¥20,000 million during fiscal 2005.

Other income decreased by ¥238 million, compared with fiscal 2005, to ¥1,288 million in fiscal 2006. This decrease in non-operating income was due to the gain on sale of investment securities in fiscal 2005 in the amount of ¥1,040 million that did not recur in fiscal 2006. This was partially offset by the weakening of the euro against the yen, which resulted in improving foreign currency exchange gains by ¥566 million compared with fiscal 2005 to ¥1,323 million in fiscal 2006. This represents the difference between the value of foreign currency-denominated sales translated at prevailing exchange rates and either (i) the value of sales amounts settled during the year, including those settled using foreign exchange forward contracts, or (ii) the value of accounts receivable and payables outstanding remeasured at the exchange rate in effect at March 31, 2007.

Income Taxes

Advantest’s effective tax rate was 38.7% in fiscal 2005 and 41.8% in fiscal 2006. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 40.3% for fiscal 2006. The difference between the statutory tax rate of 40.3% in fiscal 2006 and the effective tax rate of 41.8% in fiscal 2006 was due to recognition of additional deferred tax liabilities on undistributed earnings of its foreign subsidiaries as a result of a change in the dividend policies of the foreign subsidiaries during fiscal 2006. This difference was partially offset by the availability of tax credits earned for research and development expenses. For a more detailed discussion of income taxes of Advantest in fiscal 2006 and fiscal 2005, see note 14 to Advantest’s consolidated financial statements.

Net Income

Advantest’s net income decreased by ¥5,818 million, or 14.1%, compared to fiscal 2005, to ¥35,556 million in fiscal 2006. The change in net income for fiscal 2006 compared to fiscal 2005 reflects the factors discussed above.

Other Comprehensive Income (Loss)

Advantest’s other comprehensive income (loss) decreased by ¥5,461 million, compared to fiscal 2005, to ¥761 million in fiscal 2006. This decrease was mainly due to a ¥3,951 million decrease in foreign currency translation adjustment from an income of ¥5,074 million in fiscal 2005 to an income of ¥1,123 million in fiscal 2006 as the yen did not weaken against the U.S. dollar to the same extent as in fiscal 2005, as well as a ¥1,510 million decrease in net unrealized gain on marketable securities.

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

Net sales of test systems for memory semiconductors decreased by ¥23,546 million, or 19.0%, compared with fiscal 2004 to ¥100,311 million in fiscal 2005. This decrease was mainly due to lower than expected demand, particularly in the first half of fiscal 2005, for Advantest’s DRAM semiconductor test systems for super high-speed memory devices (such as the T5500 series test systems) targeting the next-generation SDRAM semiconductors. Lower than expected demand was attributable, in part, to lower capital expenditures by semiconductor manufacturers resulting from falling DRAM prices and the shift of a higher than expected portion of their production to DDR2-SDRAM. Test systems for flash memory semiconductors, however, enjoyed strong sales throughout fiscal 2005, led by test systems for NAND-type flash memory semiconductors, such as the T5370 series multi-functional test systems for high-speed memory semiconductors. For a discussion of sales mix and price pressure, see “—Overview—Semiconductor and Component Test System Segment.”

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

Interest expense decreased by ¥151 million, or 34.2%, compared with fiscal 2004 to ¥290 million in fiscal 2005. This decrease was primarily due to lower interest payments as a result of repayment of bonds in the amount of ¥20,000 million during fiscal 2005.

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

Income Taxes

Advantest’s effective tax rate was 38.4% in fiscal 2004 and 38.7% in fiscal 2005. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 40.3% for fiscal 2005. The difference between the statutory tax rate of 40.3% in fiscal 2005 and the effective tax rate of 38.7% in fiscal 2005 was primarily due to the availability of a tax credits for testing research fees. For a more detailed discussion of income taxes of Advantest in fiscal 2005 and fiscal 2004, see note 14 to Advantest’s consolidated financial statements.

Net Income

Advantest’s net income increased by ¥3,296 million, or 8.7% compared to fiscal 2004, resulting in a net income of ¥41,374 million in fiscal 2005. The change in net income for fiscal 2005 compared to fiscal 2004 reflect the factors discussed above.

Other Comprehensive Income (Loss)

Advantest’s other comprehensive income improved by ¥3,039 million, compared to fiscal 2004, to ¥6,222 million in fiscal 2005. One of the reasons for this improvement was a ¥3,439 million increase in foreign currency translation adjustment from an income of ¥1,635 million in fiscal 2004 to an income of ¥5,074 million in fiscal 2005 as the yen became weaker against the euro. Another reason for this improvement was a ¥996 million increase in unrealized holding gain on investment. These gains were partially offset due to the elimination in fiscal 2004 of unfunded accumulated benefit obligations, which resulted in ¥1,396 million in additional minimum pension liabilities being returned as profit in fiscal 2004. In fiscal 2005 there was no such return.

5.B	LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities decreased by ¥10,529 million, compared to ¥59,480 million in fiscal 2005, to ¥48,951 million in fiscal 2006. Net cash provided by operating activities in fiscal 2006 was primarily due to recording of ¥35,556 million in net income, the decrease in trade account receivables by ¥15,563 million, and the increase in non-cash expenses, including depreciation and amortization of ¥8,214 million, partially offset by the decrease in tax payable by ¥10,586 million in fiscal 2006. Outstanding trade account receivables decreased, as compared with fiscal 2005, as net sales decreased in fiscal 2006. The decrease in tax payable was mainly due to the decrease in net income before income taxes and equity in earnings of affiliated company and the increase in interim tax payment, compared to fiscal 2005, in fiscal 2006.

Net cash used in investing activities was ¥8,013 million in fiscal 2006, compared to ¥8,542 million in fiscal 2005. This results from the decrease in purchases of securities from ¥4,156 in fiscal 2005 to ¥0 in fiscal 2006, partially offset by the decrease in proceeds from the sales of available-for-sales securities from ¥2,977 million in fiscal 2005 to ¥0 in fiscal 2006.

Advantest’s main capital expenditures during fiscal 2006 consisted of its investment in equipment used in Advantest’s test equipment leasing program, its investment in equipment used for research and development and its investment in manufacturing and maintenance facilities.

Advantest has budgeted ¥18.0 billion for capital expenditures in fiscal 2007. Advantest’s expected capital expenditures in fiscal 2007 include:

•	¥6.0 billion allocated to building-related costs, including construction of new buildings and improvement, in connection with Advantest’s plan to relocate production facilities in Japan;

•	¥4.0 billion allocated to equipment used in Advantest’s test equipment leasing program; and

•	¥8.0 billion on equipment for research and development, manufacturing and maintenance.

Advantest did not complete any large capital expenditures related to facilities and other infrastructure in fiscal 2006. For additional information about Advantest’s capital expenditure projects, see “Information on the Company—History and Development of the Company.” In fiscal 2007, Advantest plans to construct a new building equipped with clean room facilities for production on the premises of Advantest Laboratories Ltd. in Miyagi, Japan. Advantest currently does not have any plans for large capital expenditure projects in fiscal 2008.

Net cash used in financing activities was ¥3,662 million in fiscal 2006, compared to ¥18,336 million in fiscal 2005. The significant decrease in net cash used in financing activities was primarily due to the decrease in repayment of unsecured bonds to ¥0 in fiscal 2006, compared to repayment of principal of unsecured bonds in the amount of ¥20,000 million in fiscal 2005. The outstanding amount of Advantest’s total long-term debt (including current installments) decreased by ¥30 million, compared to March 31, 2006, to ¥10 million as of March 31, 2007, all of which was current.

Advantest has various retirement and severance plans for employees, including contributory defined benefit retirement and severance plans consisting primarily of the EPF plan. As mentioned in Note 17 to the consolidated financial statements, in the balance sheet as of March 31, 2007, the amount of ¥8,267 million has been recognized as accrued severance and pension costs. Advantest has contributed to the EPF plan in accordance with the funding requirements of applicable Japanese governmental regulations. Although there is presently no immediate or significant near-term increase expected in cash funding requirements, Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the EPF were ¥2,075 million in fiscal 2005 and ¥1,927 million in fiscal 2006. Advantest expects to contribute approximately ¥2,223 million to its domestic defined benefit plans in fiscal 2007.

Advantest’s funding and treasury policy (including funding for capital expenditures), which is overseen and controlled by its Finance Department, has funded and is expected to continue to fund substantially all of its cash needs through cash from operating activities and cash and cash equivalents on hand. Advantest expects to fund its capital expenditures in fiscal 2007 from cash and cash equivalents on hand. If conditions in the semiconductor industry, and thus the semiconductor and component test system industry, experiences a downturn in the near to medium term, Advantest may need to fund future capital expenditures and other working capital needs through the incurrence of additional debt or dilutive issuances of equity securities.

Advantest’s cash and cash equivalents balance increased by ¥38,470 million in fiscal 2006 to ¥196,395 million as of March 31, 2007. At March 31, 2007, 65.8% of Advantest’s cash and cash equivalents were held in Japanese yen.

5.C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

In order to support technology on the leading-edge, Advantest undertakes research and development initiatives to develop products which play a central role in the area of measuring technologies to support electronics, information and communications, and semiconductor manufacturing. Advantest’s research and development focuses on the developments of new products and the improvements of existing products. In particular, in the semiconductor and component test system segment, a large and ongoing investment in development is necessary in order to maintain market competitiveness and to provide many types of products that meet the various needs of the customers. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥26.3 billion in fiscal 2004, ¥26.9 billion in fiscal 2005 and ¥29.5 billion in fiscal 2006. Advantest employs over 1,000 engineers and other personnel in its research and development division.

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

•	development of methods to detect timing jitters in high bit-rate signals; and

•	development of compound semiconductors devices, including less-distortion devices used for test systems for semiconductors and components.

Semiconductor and Component Test System Segment

•	development of semiconductor and component test systems that enable testing of super high speed memories at actual motion speed;

•	development of semiconductor and component test systems that enhance the functionality of testing of DRAM semiconductors and flash memory semiconductors and requires less floor space;

•	development of semiconductor and component test systems that have the capacity to simultaneously test multiple complex SoC semiconductors with large pin counts and requires less floor space;

•	development of semiconductor and component test systems with specialized applications;

•	development of measurement modules for devices that operate at extremely high frequencies and for networks that carry extremely high density transmissions;

•	development of high speed transmission technologies for high speed large pin counts and high speed transmission signal contact technologies; and

•

development of application software for interface between the semiconductor designing environment and semiconductor and component test systems, as well as development of software to analyze defective semiconductors.

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

Advantest is currently engaged in the research and development of electron-beam, or e-beam, lithography technology used to draw circuit patterns on semiconductors, as well as the research and development of electron-beam length measuring systems used to measure the microscopic size of photomask. Due to their throughput limitations, e-beam lithography systems are currently only used in the production of high value-added semiconductors with limited production volumes and semiconductor prototypes. Advantest believes that further research and development will be necessary in order to attain high precision technologies for the leading design rule, in addition to the development of technologies for throughput responding to the demand for next generation equipment.

For a description of Advantest’s patents, licenses and other intellectual property, see “Information on the Company—Business Overview—Licenses and Intellectual Property Rights.”

5.D	TREND INFORMATION

For a discussion of the trends that affect Advantest’s business and financial condition and results of operations, see “Information on the Company—Business Overview,” “Operating and Financial Review and Prospects—Operating Results” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

5.E	OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2007, Advantest provided financial guarantees to third parties related to lease obligations by Advantest’s customers of ¥108 million. Advantest would be required to satisfy the lease obligation of its customers in the event of default. The guarantees are collateralized by the leased asset. The fair value of the obligation with respect to such guarantees was insignificant.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments at March 31, 2007.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-Term Debt, including current installments	¥10	¥10	¥—	¥—	¥—
Operating Leases	574	326	226	10	12
Contractual Obligations	1,024	1,024	—	—	—

Total Contractual Cash Obligations	¥1,608	¥1,360	¥226	¥10	¥12

5.G	SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors and Corporate Auditors

As of June 27, 2007, the current members of the Board of Directors and corporate auditors of The Company are as follows:

Name	Age	Position
Shimpei Takeshita	66	Chairman of the Board

Toshio Maruyama	59	Representative Board Director, President and CEO

Naoyuki Akikusa	68	Director

Yasushige Hagio	59	Director

Junji Nishiura	61	Director and Senior Executive Officer

Hiroji Agata	60	Director and Senior Executive Officer

Takashi Tokuno	58	Director and Senior Executive Officer

Hiroshi Tsukahara	56	Director and Managing Executive Officer

Yuichi Kurita	57	Director and Managing Executive Officer

Takashi Takaya	65	Corporate Standing Auditor

Hitoshi Owada	61	Corporate Standing Auditor

Megumi Yamamuro	59	Corporate Auditor

Jiro Haneda	63	Corporate Auditor

The business address for each of the Company’s board members and corporate auditors is c/o Advantest Corporation, Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan.

The term of each director listed above expires in June 2008. The term of each of Mr. Takaya as Corporate Standing Auditor and Mr. Yamamuro as Corporate Auditor expires in June 2008. The term of each of Mr. Owada as Corporate Standing Auditor and Mr. Haneda as Corporate Auditor expires in June 2011.

Shimpei Takeshita has served as the Chairman of the Board since 2005 and as a Director since 1985. Mr. Takeshita served as the Vice Chairman from 2001 to 2005 and as the Representative Board Director and Vice President of the Company from 1997 to 2001. Mr. Takeshita oversaw Advantest’s Business division, also served as the General Manager of the Electron-Beam Lithography Division from 1997 to 2001 and as the Senior Vice President of Business Promotion. Mr. Takeshita has served as the Chairman of Japan Electric Measuring Instruments Manufacturers’ Association from 2005 to 2007 and as its Vice Chairman from 2007. Since 2005, Mr. Takeshita has also served as a Director of the Japan Business Federation and a Director of the Semiconductor Equipment Association of Japan. Mr. Takeshita joined Advantest in 1964.

Toshio Maruyama has served as CEO since 2005, as the Representative Board Director and President since 2001 and as a Director since 1989. Mr. Maruyama has also served as the Director of the Environmental Management Center since 2003. Mr. Maruyama served as the Senior Vice President of ATE Sales and Marketing Group from 1999 to 2001. Mr. Maruyama has also served as a Director of Japan Electronics and Information Technology Industries Association since 2005 and a Director of the Association of Super-Advanced Electronics Technologies since 2006. Mr. Maruyama joined Advantest in 1973.

Naoyuki Akikusa has served as a Director of the Company since 2006. Mr. Akikusa served as a Corporate Auditor of the Company from 2005 to 2006. Mr. Akikusa joined Fujitsu Limited in 1961 and has served as the Representative Board Director and Chairman of the Board of Fujitsu Limited since 2003. Mr. Akikusa served as the Representative Board Director and President of Fujitsu Limited from 1998 to 2003.

Yasushige Hagio has served as a Director of the Company since 2006. Mr. Hagio registered as an attorney-in-fact in 2004 and joined Seiwa Patent & Law in 2004. Mr. Hagio served as a President of the Shizuoka District Court from 2003 to 2004.

Junji Nishiura has served as a Director of the Company since 1993. Mr. Nishiura was appointed as a Senior Executive Officer in 2003 to oversee Advantest’s Technology and Production. Mr. Nishiura served as the General Manager of the ATE Business Division of the ATE Business Group from 1997 to 2001, the Senior Vice President of the ATE Business Group from 2000 to 2001 and oversaw Advantest’s products from 2001 to 2003. Mr. Nishiura joined Advantest in 1970.

Hiroji Agata has served as a Director of the Company since 1993. Mr. Agata was appointed as a Senior Executive Officer in 2003 to oversee Advantest’s Sales and Marketing. Mr. Agata served as the Vice President of the ATE Sales Group from 1999 to 2001 and the Senior Vice President of the ATE Sales Group from 2001 to 2003. Mr. Agata currently serves as an outside corporate auditor of Tera Probe, Inc. since 2005. Mr. Agata joined Advantest in 1972.

Takashi Tokuno has served as a Director of the Company since 2004 and has overseen Advantest’s Product since 2006. Mr. Tokuno was appointed as a Senior Executive Officer in 2006. Mr. Tokuno served as the General Manager of the ATE Software Division of the ATE Business Group from 1992 to 2001, the Vice President of the ATE Business Group from 2000 to 2001, Senior Vice President of the ATE Business Group from 2001 to 2005, and also oversaw Advantest’s Product Development from 2004 to 2005. Mr. Tokuno served as a Director of the Company from 1996 to 2003 and as a Managing Executive Officer from 2003 to 2006, and also oversaw Advantest’s Test System Business from 2005 to 2006. Mr. Tokuno joined Advantest in 1971.

Hiroshi Tsukahara was appointed as a Director of the Company in 2007 and has overseen Advantest’s Technology and Development. Mr. Tsukahara has served as a Managing Executive Officer since 2005 and as the Senior Vice President of the 1st Test System Business Group since 2006. Mr. Tsukahara served as the Senior Vice President of the DI (Device Interface) Business Group and the General Manager of the DI Business Division from 2001 to 2006, and the Manager of the DI Technology R&D Department from 2001 to 2003. Mr. Tsukahara also served as a Director of the Company from 2001 to 2003, and an Executive Officer from 2003 to 2005. Mr. Tsukahara served as an outside director of Fujitsu Interconnect Technologies Limited from 2005 to 2007. Mr. Tsukahara joined Advantest in 1974.

Yuichi Kurita was appointed as a Director of the Company and as a Managing Executive Officer in 2007 to oversee Advantest’s Corporate Affairs. Mr. Kurita has served as the Senior Vice President of the Corporate Planning Group since 2005. He served as the Vice President of the Corporate Affairs Group (overseeing Finance since 2004) from 2003 to 2005, the Senior Vice President of the Investor Relations Office from 2001 to 2005, the Senior Vice President of the Corporate Relations Group from 2004 to 2005, and the Manager of the Finance Department from 2002 to 2004. Mr. Kurita also served as an Executive Officer from 2003 to 2007. From 1973 to 2001, Mr. Kurita worked at Fujitsu Limited. Mr. Kurita has served as a Director of e-Shuttle, Inc. since 2006. Mr. Kurita joined Advantest in 2001.

Takashi Takaya was appointed as a Corporate Standing Auditor of the Company in 2007. Mr. Takaya served as a Corporate Auditor from 2003 to 2007. Mr. Takaya has worked at Fujitsu Limited since 1965 and served as its director from 1995 to 2003. He served as the Vice President of Fujitsu Limited from 2001 to April 2003 and served as the Representative Board Director of Fujitsu Limited from 2001 to June 2003. Mr. Takaya served as a corporate auditor of Fujitsu Limited from 2003 to 2007.

Hitoshi Owada was appointed as a Corporate Standing Auditor of the Company in 2007. Mr. Owada served as the Manager of Accounting and Finance Department from 1991 to 2002, and the Senior Vice President of the Corporate Affairs Group and the Senior Vice President of the Auditing Group, both from 2001 to 2003. Mr. Owada also served as the Managing Executive Officer and oversaw Advantest’s Corporate Affairs, both from 2003 to 2007 and as a Director from 1997 to 2007. Mr. Owada joined Advantest in 1970.

Megumi Yamamuro has served as a Corporate Auditor since 2006. Mr. Yamamuro registered as an attorney-in-fact in 2004 and joined CAST Itoga Law P.C. in 2004. Mr. Yamamuro has served as a Professor at the Graduate Schools for Law and Politics of the University of Tokyo since 2004. Mr. Yamamuro has also served as a Corporate Auditor of Fujitsu Limited since 2004. Mr. Yamamuro served as a Judge of the Tokyo District Court and the Tokyo High Court from 1997 to 2004.

Jiro Haneda was appointed as a Corporate Auditor of the Company in 2007. Mr. Haneda served as a Representative Director and Senior Managing Director of Kanematsu Corporation from 2003 to 2004. Mr. Haneda also served as a Corporate Standing Auditor of Nippon Office Systems Ltd. from 2004 to 2007.

Corporate Executive Officers

The Company’s corporate executive officers as of June 27, 2007 are as follows:

Name	Age	Position
Toshio Maruyama	59	President and CEO
Junji Nishiura	61	Senior Executive Officer
Hiroji Agata	60	Senior Executive Officer
Takashi Tokuno	58	Senior Executive Officer
Hiroshi Tsukahara	56	Managing Executive Officer
Yuichi Kurita	57	Managing Executive Officer
Yuri Morita	59	Managing Executive Officer
Jiro Katoh	60	Managing Executive Officer
Takao Tadokoro	58	Managing Executive Officer
Hiroyasu Sawai	57	Managing Executive Officer
Yoshiro Yagi	55	Managing Executive Officer
Masao Shimizu	54	Executive Officer
Masao Araki	60	Executive Officer
Hideaki Imada	52	Executive Officer
Akira Hatakeyama	56	Executive Officer
Yasuhiro Kawata	53	Executive Officer
Takashi Sugiura	50	Executive Officer
Shinichiro Kuroe	48	Executive Officer
Takashi Sekino	50	Executive Officer
Hiroshi Nakamura	49	Executive Officer
Yoshiaki Yoshida	49	Executive Officer
Minoru Morishita	58	Executive Officer

Mr. Maruyama, Mr. Nishiura, Mr. Agata, Mr. Tokuno, Mr. Tsukahara and Mr. Kurita are also members of the Company’s Board of Directors.

Yuri Morita was appointed as a Managing Executive Officer in 2003. He has served as the Manager of the Legal Department since 1996, the Senior Vice President of the Corporate Affairs Group and the Assistant Director of the Environmental Management Center since 2003 and the Assistant Director (Administration) of the Environmental Management Center since 2004, and has also overseen Corporate Ethic Office since 2005. Mr. Morita served as the Senior Vice President of the Export Control Division from 2000 to 2001 and the Vice President of the Corporate Affairs Group from 2001 to 2003 and the Manager of the General Affairs Department

from February 2003 to June 2003. From 1972 to 1993, Mr. Morita worked at Fujitsu Limited and from 1994 to 1995 worked at Benesse Corporation. Mr. Morita served as a Director of the Company from 2000 to 2003. Mr. Morita joined Advantest in 1995.

Jiro Katoh was appointed as a Managing Executive Officer in 2004 and as the Senior Vice President of the Production Support Group in 2007. He has also served as an Assistant Director (Technology) of the Environmental Management Center since 2004. Mr. Katoh also served as the General Manager of the SE (System Engineering) Division of the Instrument Business Group from 2001 to 2002, the Vice President of the Instrument Business Group from 2000 to 2003, the General Manager of the Engineering Division from 2002 to 2003, the Manager of the Algorithm R&D Department from 2003 to 2004 and the Senior Vice President of the Technology Development Group from 2003 to 2007. Mr. Katoh served as a Director of the Company from 1997 to 2003 and as an Executive Officer from 2003 to 2004. Mr. Katoh joined Advantest in 1970.

Takao Tadokoro was appointed as a Managing Executive Officer in 2005 and has served as the Senior Vice President of the Sales and Marketing Group since 2004. Mr. Tadokoro served as the General Manager of the ATE System Engineering Division of the ATE Business Group from 1997 to 2003 and the Senior Vice President of the ATE Sales Group from 2003 to 2004. Mr. Tadokoro served as a Director of the Company from 1999 to 2003, and as an Executive Officer of the Company from 2003 to 2005. Mr. Tadokoro joined Advantest in 1974.

Hiroyasu Sawai was appointed as a Managing Executive Officer in 2005 and has served as the Senior Vice President of the SE Group. Mr. Sawai served as the Manager of the ATE International Account Sales Department (automated test equipment sales in Taiwan and Korea) of the ATE Sales Group between 1997 and 2003, the General Manager of the ATE International Account Sales Division between 2000 and 2003, the Manager of the ATE Fabless Outsourcing Solution Business Department between 2002 and 2003, the Vice President of the ATE Sales Group from 2001 to 2003, the General Manager of the ATE System Engineering Division in ATE Business Group from 2003 to 2005 and the Vice President of ATE Business Group (overseeing SE) from 2004 to 2005. Mr. Sawai served as a Director of the Company from 1999 to 2003 and an Executive Officer from 2003 to 2005. Mr. Sawai joined Advantest in 1974.

Yoshiro Yagi was appointed as a Managing Executive Officer in 2007. Since 2004, he has served as the Vice President of the Sales and Marketing Group (overseeing ATE from June 2004 to March 2005). He served as the General Manager of the Sales Division 1 since April 2005. From 2001 to 2003, Mr. Yagi served as the Manager of the ATE Account Sales Department 1 and from 2003 to 2004, Mr. Yagi served as the Vice President of the ATE Sales Group and the General Manager of the ATE Domestic Sales Division and the Manager of the ATE Department 1. He served as the General Manager of Domestic Sales Division 1 from April 2004 to March 2005. Mr. Yagi served as an Executive Officer from 2003 to 2007. Mr. Yagi joined Advantest in 1970.

Masao Shimizu was appointed as an Executive Officer in 2003. He has served as the General Manager of the DI Business Division and the Senior Vice President of the DI Business Group since 2006. Mr. Shimizu also served as the General Manager of the SoC Tester Business Division of the ATE Business Group from 2000 to 2001, the General Manager of the 1st SoC Tester Business Division from 2002 to 2005, the Vice President of the ATE Business Group (overseeing SoC Tester Product) from 2004 to 2005, and Senior Vice president of the 1st Test System Business Group from 2005 to 2006. Mr. Shimizu served as a Director of the Company from 2001 to 2003. Mr. Shimizu was appointed as an outside Director of Fujitsu Interconnect Technologies Limited in 2007 and has served as an outside Director since then. Mr. Shimizu joined Advantest in 1973.

Masao Araki was appointed as an Executive Officer in 2003. He has served as the President and CEO of Advantest Customer Support Corporation and the Director of Advantest (Suzhou) Co., Ltd. and Advantest Shanghai Ltd. since 2005. Mr. Araki served as a Director of Advantest (Suzhou) Co., Ltd. and Advantest Shanghai Ltd. in 2004 and as their President from 2004 to 2006 and their Chairman of the Board from 2005 to 2007. From 1997 to 2002, Mr. Araki served as the Vice President of Advantest Taiwan Inc., from 2002 to 2003, served as the President of Advantest Taiwan Inc. and Advantest Taiwan Engineering Inc. and from 2003 to 2004, served as the Vice President of the Corporate Affairs Group and the Manager of the General Affairs Department. Mr. Araki joined Advantest in 1973.

Hideaki Imada was appointed as an Executive Officer in 2003. He has served as the Senior Vice President of the 2nd Test System Business Group and the General Manager of Memory Tester Business Division since 2005. From 2002 to 2003, Mr. Imada served as the General Manager of the 2nd SoC Tester Business Division and from 2003 to 2004, he served as the Vice President of the ATE Sales Group. He served as the Leader of OAI Business Initiatives from 2003 to 2005, the Vice President of the Sales and Marketing Group from 2004 to 2005 (overseeing OAI from June 2004) and the General Manager of Product Design Initiatives 2 from 2005 to 2007. Mr. Imada joined Advantest in 1978.

Akira Hatakeyama was appointed as an Executive Officer in 2005. He has served as the President of Advantest Manufacturing, Inc. since 2005. Mr. Hatakeyama served as the General Manager of ATE Engineering and Manufacturing Department of the ATE Business Group from 1995 to 1997, the Manager of ATE Engineering and Manufacturing Department of the Production Group from 1997 to 1999. Mr. Hatakeyama served as a Managing Director of Advanmicrotec Co., Ltd. from 1999 to 2001 and the President of Japan Engineering Co, Ltd. from 2001 to 2005. Mr. Hatakeyama joined Advantest in 1973.

Yasuhiro Kawata was appointed as an Executive Officer in 2005. He has served as the Senior Vice President of the Cost Planning Group and the General Manager of the Cost Planning Division since 2007. Mr. Kawata served as the General Manager of ATE Product Engineering Division of the ATE Business Group from 2001 to 2002, the Manager of the 2nd Memory Tester Business Division in the ATE Business Group from 2002 to 2003, the Manager of the 2nd SoC Tester Business Division in the ATE Business Group from 2003 to 2005, and the General Manager of the 2nd SoC Tester Business Division in the 1st Test System Business Group from 2005 to 2007. Mr. Kawata joined Advantest in 1974.

Takashi Sugiura was appointed as an Executive Officer in 2005. He has served as the Senior Vice President of the FA Business Group and the General Manager of the Handler Division since 2006. Mr. Sugiura served as the Manager of the ATE Global Marketing Department in ATE Sales Group from 1998 to 2001, the Manager of ATE SoC Solution Business Department in the ATE Sales Group form 2001 to 2003, and also served as the General Manager of Product Design Initiatives from 2001 to 2002, the General Manager of the ATE Product Design Initiatives from 2002 to 2003, concurrently. And Mr. Sugiura served as the General Manager of the Product Design Initiatives from 2003 to 2005, and the General Manager of the Product Design Initiatives 1 in the 1st Test System Business Group from 2005 to 2006. Mr. Sugiura joined Advantest in 1979.

Shinichiro Kuroe was appointed as an Executive Officer in 2005. He has served as the Vice President of the Sales and Marketing Group and the General Manager of Solution Business Division since 2005, and the General Manager of the SoC Strategic Sales Team since 2007. Mr. Kuroe served as the Manager of the 1st Product Development Department in the ATE Business Group from 1998 to 2000, the Manager of the Memory Tester Development Department in the ATE Business Group from 2000 to 2001 and the General Manager of the Memory Tester Business Division in the ATE Business Group from 2001 to 2002. Mr. Kuroe oversaw the memory tester product in the ATE Business Group from 2002 to 2005, and served as the General Manager of the 1st Memory Tester Business Division in the ATE Business Group from 2002 to 2003 and the General Manager of the Memory Tester Division in the ATE Business Group from 2003 to 2005. Mr. Kuroe joined Advantest in 1981.

Takashi Sekino was appointed as an Executive Officer in 2006. Mr. Sekino has also served as the Senior Vice President of the Technology Development Group since 2007 and the General Manager of the 1st Technology Division in the Technology Development Group since 2005. Mr. Sekino also served as the Manager of ATE Technology 1st Development Department in the ATE Business Group from 1998, the Manager of ATE Technology 2nd Development Department in the ATE Business Group from June 1998 to June 2001, the

Manager of ATE Technology 3rd Development Department in the ATE Business Group from June 2001, the General Manager of ATE Technology 1st Development Department in the ATE Business Group from November 2001 to 2005, and the Vice President of the Technology Development Group from 2006 to 2007. Mr. Sekino joined Advantest in 1982.

Hiroshi Nakamura was appointed as an Executive Officer in 2006. Mr. Nakamura has also served as the Senior Vice President of the Financial Group and Manager of the Accounting Department since 2007. Mr. Nakamura served as the Manager of the Business Accounting Department in the Corporate Affairs Group from 1998 to 2002, Manager of Accounting Department from 2002 to 2007 and Vice President of the Corporate Affairs Group from 2006 to 2007. Mr. Nakamura joined Advantest in 1981.

Yoshiaki Yoshida was appointed as an Executive Officer in 2006. Mr. Yoshida has served as Vice President of the Corporate Planning Group since 2007, and as Representative Director of Advantest Finance Inc. since 2000. Mr. Yoshida served as a Director of Advantest Finance Inc. from 1999 to 2000. Mr. Yoshida joined Advantest in 1999.

Minoru Morishita was appointed as an Executive Officer in 2007. Mr. Morishita has served as the Manager of the Nanotechnology 2nd Business Division since 2002. Mr. Morishita joined Advantest in 1973.

6.B	COMPENSATION

Executive Compensation

The Company paid an aggregate of approximately ¥618 million* in compensation during the year ended March 31, 2007 to all of its directors and corporate auditors as a group. Compensation for directors and corporate auditors must be authorized by the resolutions of the general meetings of shareholders. For a description of the Company’s equity-based compensation plans, see “—Share Ownership.”

*1. The amount includes bonuses to executives pursuant to the resolution at the ordinary general meeting of shareholders held on June 27, 2007.

2. Of the compensation set forth above, the aggregate amount of compensation paid to outside directors and outside corporate auditors is ¥18 million.

3. Other than the above, an aggregate amount of ¥531 million, consisting of ¥496 million to directors and ¥35 million to corporate auditors, was paid as the Company’s stock option-related compensation (of the ¥531 million above, an aggregate amount of ¥47 million was paid to outside directors and outside corporate auditors).

6.C	BOARD PRACTICES

Directors

The Board of Directors has the ultimate responsibility for the administration of the affairs of the Company. The Company’s articles of incorporation limit the number of directors to ten. Directors are elected at a general meeting of shareholders, and the standard term of directors is one year. Directors may serve any number of consecutive terms. The Board of Directors elects one or more representative directors from among its members, each of whom has the authority individually to represent the Company. From among its members, the Board of Directors may elect the chairman and the vice chairman. None of the directors of the Company has a service contract with the Company that provides for benefits upon termination of service.

Pursuant to the Company Law and the Company’s articles of incorporation, and to the extent permitted by the laws and regulations, the Company may, by resolution of the Board of Directors, exempt liabilities of its directors (including persons who have previously served as the Company’s directors) for failing to perform their duties. The Company may enter into contracts with outside directors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Company Law.

Corporate Auditors

The Company’s articles of incorporation provide for no more than five corporate auditors and the Company currently has two Corporate Standing Auditors and three outside corporate auditors (of the three outside corporate auditors, one is a Corporate Standing Auditor). Corporate auditors are elected at the general meeting of shareholders and the standard term of office of corporate auditors is four years. Under the Company law, at least half of the corporate auditors are required to be persons who have not been a director, accounting counselor (if an accounting counselor is a corporation, an employee of such corporation who executes its duties), executive officer, manager, or employee of the Company or any of its subsidiaries at any time in the past. Corporate auditors may not at the same time be directors, accounting counselors (if an accounting counselor is a corporation, an employee who executes its duties), executive officers, managers, or employees of the Company or any of its subsidiaries. The Company increased the number of required outside corporate auditors from one to two, and again from two to three, at the general meetings of shareholders held in June 2003 and June 2007, respectively, in order to strengthen the auditing function of the board of corporate auditors. Corporate auditors are under a statutory duty to oversee the administration of the Company’s affairs by its directors, to audit its financial statements to be submitted by its Board of Directors to the general meetings of the shareholders and to report their opinions thereon. They are also required to attend the meetings of the Board of Directors and to express their opinions, but are not entitled to vote.

Corporate auditors constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to the directors each year. A corporate auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit policy, methods to investigate the state of business operations and assets and other matters relating to the execution of duties by corporate auditors.

Pursuant to the Company Law and the Company’s articles of incorporation, and to the extent permitted by the laws and regulations, the Company may, by resolution of the Board of Directors, exempt liabilities of its corporate auditors (including persons who have previously served as the Company’s corporate auditors) for failing to perform their duties. The Company may enter into contracts with outside corporate auditors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Company Law.

Significant Differences in Corporate Governance Practices between the Company and U.S. Companies Listed on the New York Stock Exchange

Pursuant to home country practices exemptions granted by the New York Stock Exchange, or the NYSE, the Company is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The United States Securities and Exchange Commission, or the SEC, approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies in November 2003, as further amended in November 2004. The Company is exempted from the approved changes, except for requirements that (a) the Company’s audit committee satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 as amended, or the Exchange Act, (b) the Company must disclose significant differences in the corporate governance practices followed by the Company as compared to those followed by domestic companies under the NYSE listing standards, (c) the Company’s CEO must notify the NYSE of material non-compliance with (a) and (b), and (d) the Company must submit annual and interim written affirmations to the NYSE. The Company’s corporate governance practices and those followed by domestic companies under the NYSE listing standards, or NYSE Corporate Governance, have the following significant differences:

1. Directors. The Company currently has two outside directors on its Board of Directors. Unlike NYSE Corporate Governance, the Company Law of Japan and related legislation (hereinafter in Item 6.C, the “Company Law”), do not require Japanese companies with boards of corporate auditors such as the Company to have any outside directors on its Board of Directors. While NYSE Corporate Governance requires that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, the Company currently has no non-management director on its Board of Directors. Unlike NYSE Corporate Governance, the Company Law does not require, and accordingly the Company does not have, an internal corporate organ or committee comprised of only outside directors.

2. Committees. The Company has not established committees responsible for director nomination, corporate governance and executive compensation as required by NYSE Corporate Governance, but it has adopted a system of corporate auditors based on the Company Law and integrated such system into the Company’s corporate governance structure. In addition, in connection with such system of corporate auditors, the Company has elected to establish a nomination and compensation committee, which is an optional committee under the Company Law.

Pursuant to the Company Law, the Company’s Board of Directors nominates and submits a proposal for appointment of directors for shareholder approval. The shareholders vote on such nomination at the Company’s general meeting of shareholders. The Company Law requires that the respective total amount of remuneration, among others, (remuneration, bonus, and other consideration for services related to employment) to be paid to all directors and all corporate auditors must be determined by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. The distribution of remuneration among directors is broadly delegated to the Company’s Board of Directors and the distribution of remuneration among corporate auditors is determined by the board of corporate auditors.

3. Audit Committee. The Company avails itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

Consistent with the requirements of the Company Law, the Company elects its corporate auditors through a resolution adopted at a general meeting of shareholders. The Company currently has four corporate auditors, which exceeds the minimum number of corporate auditors required pursuant to the Company Law.

Unlike NYSE Corporate Governance, the Company Law, among others, does not require corporate auditors to establish an expertise in accounting nor are they required to present other special knowledge and experience. Under the Company Law, the board of corporate auditors may determine audit policy, methods to investigate the state of business operations and assets and other matters relating to the execution of duties by corporate auditors, prepare corporate auditors’ reports and give consent to proposals of the nomination of corporate auditors and accounting auditors.

The Company currently has three corporate auditors who satisfy the requirements of “outside corporate auditor” under the Company Law. Unlike NYSE Corporate Governance, under the Company Law, at least one-half of the corporate auditors of the Company must be “outside corporate auditors,” which is a person who was not a director, an accounting counselor (if an accounting counselor is a corporation, an employee of such corporation who carries out its duties), executive officer, general manager, or any other employee of the Company or any of its subsidiaries at any time in the past. Corporate auditors may not at the same time be directors, an accounting counselor (if an accounting counselor is a corporation, an employee who carries out its duties), executive officer, general manager, or any other employee of the Company or any of its subsidiaries.

4. Corporate Governance Guidelines. The Company is required to adopt or disclose corporate governance guidelines under Japanese laws and regulations, including the Company Law and the Securities and Exchange Law of Japan or stock exchange rules. Pursuant to the Company Law, the Company is required to decide to implement a structure as required by an ordinance of the Ministry of Justice (the “Internal Control System”) in order to ensure directors’ compliance with applicable laws and regulations and the Company’s articles of incorporation while executing their duties and joint stock companies’ proper business operation, and is required to disclose the decision to implement the Internal Control System, policies and the conditions of its corporate governance in its business report, annual securities report and certain other disclosure documents in accordance with the Company Law, the Securities and Exchange Law, and applicable Cabinet ordinances and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Unlike NYSE Corporate Governance, under Japanese law (including the Company Law and the Securities and Exchange Law of Japan), and stock exchange rules, the Company is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, the Company is not required to adopt and disclose a code of business conduct and ethics for these individuals. However, in accordance with the Company Law, the Company has decided to implement the Internal Control System as a structure to ensure that director’s execution of their duties at meetings of the Board of Directors complies with applicable laws and regulations and the Company’s articles of incorporation. Furthermore, the Company has established a code of ethics consistent with Section 406 of the Sarbanes-Oxley Act.

6. Shareholder Approval of Equity Compensation Plans. Unlike NYSE Corporate Governance, in which material revisions to equity-compensation plans of the listed companies are subject to shareholder approval, pursuant to the Company Law, if a joint stock company desires to adopt an equity-compensation plan for directors as compensation to directors other than cash, such company is generally required to obtain shareholder approval by an “ordinary resolution.” In addition to the above approval, when the Company previously desired to adopt an equity-compensation plan under which stock acquisition rights are granted on favorable terms to the recipient under the plan (except where such rights are granted to all of its shareholders on a pro-rata basis at the same time), then the Company has obtained shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

6.D	EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2005, March 31, 2006 and March 31, 2007.

	As of March 31,
	2005	2006	2007
Full-Time Employees	3,565	3,595	3,637
By Category of Activity:
Administrative	395	403	385
Sales	292	299	334
Customer Support	927	884	869
Manufacturing	790	798	836
Research and Development	1,071	1,120	1,128
Other	90	91	85
By Geographic Location:
Japan	2,783	2,800	2,832
Asia (excluding Japan)	418	441	454
Americas	240	235	234
Europe	124	119	117

Most regular employees of the Company and its subsidiaries in Japan are members of one of the seven labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

During the fiscal year ended March 31, 2007, Advantest averaged approximately 641 temporary employees at any one time.

6.E	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of the Company as of March 31, 2007 of each of the Company’s directors, corporate auditors and executive officers as of March 31, 2007. Also included is share ownership information with respect to Mr. Jiro Haneda, the Company’s newly elected corporate auditor as of June 2007, and corporate executive officers newly appointed as of June 2007.

Name of Record/Beneficial Owner	Number of Shares
Shimpei Takeshita	266,530
Toshio Maruyama	186,694
Hiroshi Oura	156,172
Naoyuki Akikusa	16,069
Yasushige Hagio	10,066
Junji Nishiura	148,927
Hiroji Agata	145,518
Takashi Tokuno	81,804
Hitoshi Owada	111,217
Noboru Yamaguchi	25,402
Tadahiko Hirano	16,972
Takashi Takaya	18,136
Megumi Yamamuro	6,026
Yuri Morita	69,391
Jiro Katoh	131,357
Takao Tadokoro	116,017
Hiroyasu Sawai	70,152
Hiroshi Tsukahara	115,290
Masao Shimizu	96,000
Masao Araki	62,793
Yuichi Kurita	80,482
Yoshiro Yagi	100,682
Hideaki Imada	85,041
Shinichiro Umeda	64,650
Akira Hatakeyama	66,652
Yasuhiro Kawata	54,112
Takashi Sugiura	66,262
Shinichiro Kuroe	60,187
Takashi Sekino	37,695
Hiroshi Nakamura	37,337
Yoshiaki Yoshida	34,230
Jiro Haneda	0
Minoru Morishita	16,000

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of the Company.

The numbers of shares owned by the Company’s directors, corporate auditors and officers include options that are currently exercisable for 2,372,000 shares of the Company’s common stock. For a description of these options, see “Stock Option Plan” below. The number of shares of common stock owned by the Company’s directors, corporate auditors and officers reflects the number of shares representing less than one unit (100 shares) that are owned through the director and corporate auditor stock ownership association and allocated to an individual director, corporate auditor or officer. For a description of this association, see “—Stock Ownership Associations.” For a description of the unit share system, see “Additional Information—The Unit Share System.”

Stock Option Plan

At the general ordinary meetings of shareholders held in June 2003, June 2004, June 2005, June 2006 and June 2007, the shareholders of the Company approved stock option plans for selected directors, officers, corporate auditors and employees of Advantest. The shareholders of the Company also approved the compensation amount of stock acquisition rights to be granted as stock options to directors and corporate auditors. The following table shows selected information related to these stock options. On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. The number of shares and exercise price have been restated to reflect the effects of the stock split.

	Third series	Fourth series	Fifth series
Date of grant	June 27, 2003	August 29, 2003	January 27, 2004
Number of shares to be issued/ delivered	1,468,000	12,000	14,000
Exercise price per share	¥2,580	¥4,045	¥4,610
Beginning of exercise period	April 1, 2004	April 1, 2004	April 1, 2004
End of exercise period	March 31, 2008	March 31, 2008	March 31, 2008
Number of directors, officers and corporate auditors of the Company	25	0	0
Number of other employees	159	3	1

	Sixth series	Seventh series	Eighth series
Date of grant	March 31, 2004	July 1, 2004	November 15, 2004
Number of shares to be issued/ delivered	6,000	1,522,000	8,000
Exercise price per share	¥4,275	¥3,732	¥3,732
Beginning of exercise period	April 1, 2004	April 1, 2005	April 1, 2005
End of exercise period	March 31, 2008	March 31, 2009	March 31, 2009
Number of directors, officers and corporate auditors of the Company	0	26	0
Number of other employees	1	179	2

	Ninth series	Tenth series	Eleventh series
Date of grant	April 1, 2005	July 4, 2005	December 1, 2005
Number of shares to be issued/ delivered	8,000	1,518,000	16,000
Exercise price per share	¥3,732	¥4,300	¥4,300
Beginning of exercise period	April 1, 2005	April 1, 2006	April 1, 2006
End of exercise period	March 31, 2009	March 31, 2010	March 31, 2010
Number of directors, officers and corporate auditors of the Company	0	27	0
Number of other employees	2	181	6

	Twelfth series	Thirteenth series	Fourteenth series
Date of grant	February 28, 2006	July 12, 2006	July 12, 2006
Number of shares to be issued/ delivered	3,980	360,000	1,218,000
Exercise price per share	¥6,702	¥5,880	¥5,880
Beginning of exercise period	April 1, 2006	April 1, 2007	April 1, 2007
End of exercise period	March 31, 2010	March 31, 2011	March 31, 2011
Number of directors, officers and corporate auditors of the Company	0	13	18
Number of other employees	1	0	184

	Fifteenth series	Sixteenth series	Seventeenth series
Date of grant	December 1, 2006	July 12, 2007	July 12, 2007
Number of shares to be issued/ delivered	8,000	184,000	594,000
Exercise price per share	¥6,218	To be determined	To be determined
Beginning of exercise period	April 1, 2007	April 1, 2008	April 1, 2008
End of exercise period	March 31, 2011	March 31, 2012	March 31, 2012
Number of directors, officers and corporate auditors of the Company	0	13	16
Number of other employees	3	0	183

Employee Stock Purchase Program

Since August 1, 2002, eligible employees of Advantest America Corporation and its U.S. subsidiaries are able to participate in an employee stock purchase program. Under the program, each eligible employee may authorize payroll deductions of up to 15% of their base salary toward the purchase of ADRs representing shares of common stock of the Company. In addition, the Company will make an additional contribution equal to 15% of each eligible employee’s payroll deductions toward the purchase of the ADRs.

Stock Ownership Associations

The Company’s director and corporate auditor stock ownership association is a partnership formed by the current and former directors, executive officers and corporate auditors of the Company for the purpose of acquiring the Company’s shares of common stock. Only current directors, executive officers and corporate auditors and company advisors that formerly were directors or corporate auditors of the Company may join the director and corporate auditor stock ownership association. The Company established its director and corporate auditor stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of a single unit, to that member. As of March 31, 2007, 37 current and former directors, executive officers, corporate auditors and company advisors were members of the director, executive officer and corporate auditor stock ownership association, and the association held 7,416 shares of the Company’s common stock. The Company also has an employee stock ownership association for other employees in Japan. As of March 31, 2007, the association had 553 members and held 298,116 shares of the Company’s common stock.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	MAJOR SHAREHOLDERS

As of March 31, 2007, 187,650,285 shares of the Company’s common stock were outstanding. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Securities and Exchange Law of Japan.

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

On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. The number of shares in the table below has been restated to reflect the effects of the stock split.

Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of the Company’s common stock as of the dates indicated in the reports described below.

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	20,142,792	10.09%
Nomura Securities Co., Ltd. and its related entities	12,493,122	6.26%

The number of shares owned by Fujitsu Limited is based on a report filed under the Securities and Exchange Law of Japan stating that Fujitsu held or was deemed to hold beneficially, as of February 23, 2005, 20,142,792 shares of the Company’s common stock. This figure includes 20,142,600 shares of the Company’s common stock held by the trustee of a retirement benefit plan of Fujitsu. Fujitsu retained beneficial ownership of these 20,142,600 shares of common stock.

The number of shares owned by Nomura Securities Co., Ltd. and its related entities is based on reports filed under the Securities and Exchange Law of Japan stating that Nomura Securities Co., Ltd. and its related entities held or were deemed to hold beneficially, as of May 15, 2007, 12,493,122 shares of Advantest’s common stock.

Based on information made publicly available on or after April 1, 2004, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of Advantest’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
Fujitsu Limited and its related entities	February 22, 2005	41,452,792	20.83%	(13,310,000)	28,142,792	14.10%
Fujitsu Limited and its related entities	February 23, 2005	28,142,792	14.10%	(8,000,000)	20,142,792	10.09%
Nomura Securities Co., Ltd. and its related entities	February 28, 2005	—	—	—	12,953,598	6.49%
Nomura Securities Co., Ltd. and its related entities	February 28, 2006	12,953,598	6.49%	(3,103,886)	9,849,712	4.94%
Nomura Securities Co., Ltd. and its related entities	August 31, 2006	10,966,798	5.50%	4,412,596	15,379,394	7.71%
Nomura Securities Co., Ltd. and its related entities	January 15, 2007	15,437,398	7.74%	(2,225,300)	13,212,098	6.62%
Nomura Securities Co., Ltd. and its related entities	March 30, 2007	13,212,098	6.62%	(2,824,402)	10,387,696	5.21%
Nomura Securities Co., Ltd. and its related entities	May 15, 2007	10,387,696	5.21%	2,105,426	12,493,122	6.26%

As of March 31, 2007, the Company had 187,650,285 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for the Company’s ADSs, as of March 31, 2007, 1,039,470 shares of the

Company common stock were held in the form of ADRs and there were two ADR holders of record in the U.S. According to the Company’s register of shareholders and register of beneficial owners, as of March 31, 2007, there were 38,374 holders of common stock of record worldwide. As of March 31, 2007, there were 88 record holders of the Company’s common stock with addresses in the U.S., whose shareholdings represented 9.3% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of the Company’s shares of common stock entitles the holder to any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells products to and purchases parts from Fujitsu Limited, which owns approximately 11% of the voting rights of Advantest, and its subsidiaries. Advantest sells products to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥4,104 million in fiscal 2006 from the sale of products to Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥8,929 million in fiscal 2006. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥1,161 million as of March 31, 2007. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥4,519 million as of March 31, 2007. Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Takaya, a Corporate Auditor of the Company since 2003, currently serves as an advisor of Fujitsu Limited. Mr. Akikusa, a Corporate Auditor of the Company since 2005, currently serves as the chairman of the Board of Directors of Fujitsu Limited. Mr. Yamamuro, a Corporate Auditor of the Company since 2006, currently serves as a corporate auditor of Fujitsu Limited.

Loans

As of March 31, 2007, the Company has no outstanding loans to its directors and executive officers.

7.C	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-4. Consolidated Financial Statements. Advantest’s audited consolidated financial statements are included under “Item 18—Financial Statements.” Except for Advantest’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by Advantest’s independent registered public accounting firm.

5. Not applicable.

6. Export Sales. See “Information on the Company—Business Overview—Geographic Sales.”

7. Legal and Arbitration Proceedings. See “Information on the Company—Business Overview—Legal Proceedings.”

8. Dividend Policy. See “Key Information—Selected Financial Data—Dividends.”

8.B	SIGNIFICANT CHANGES

See “Operating and Financial Review and Prospects,” “Key Information—Risk Factors” and “Information on the Company—Business Overview—Industry Overview” for a discussion of significant adverse changes since the date of Advantest’s latest annual financial statements.

ITEM 9.    THE OFFER AND LISTING

9.A	LISTING DETAILS

The following table sets forth for the periods shown the reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange and the ADSs on the New York Stock Exchange (from September 17, 2001).

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2003	¥5,050	¥1,910	$38.60	$15.22
2004	4,720	1,875	44.22	15.98
2005	4,665	3,090	44.32	28.36
2006	7,715	3,700	64.54	34.72
2007	7,605	5,100	63.72	44.70

Financial quarter ended/ending
June 30, 2005	4,235	3,700	38.82	34.72
September 30, 2005	4,580	3,955	42.00	35.46
December 31, 2005	5,945	4,140	50.76	36.18
March 31, 2006	7,715	5,965	64.54	51.80
June 30, 2006	7,605	5,160	63.72	44.70
September 30, 2006	6,065	5,185	52.78	45.30
December 31, 2006	6,820	5,640	57.40	48.09
March 31, 2007	6,720	5,100	57.31	43.93
June 30, 2007 (through June 21)	5,750	5,120	48.47	41.76

Month ended
December 31, 2006	6,820	6,030	57.40	52.35
January 31, 2007	6,720	5,990	57.31	49.45
February 28, 2007	5,870	5,450	48.99	45.55
March 31, 2007	5,560	5,100	47.60	43.93
April 30, 2007	5,750	5,140	48.47	44.25
May 31, 2007	5,400	5,170	42.97	44.72

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKETS

The Company’s common stock is traded on the First Section of the Tokyo Stock Exchange. In April 2000, the Company’s common stock was added to the Nikkei Stock Average, which is an index of 225 selected stocks from the First Section of the Tokyo Stock Exchange.

Since September 17, 2001, American Depositary Shares evidenced by American Depositary Receipts have been traded and listed on the New York Stock Exchange through a sponsored ADR facility operated by JPMorgan Chase Bank, as depositary. Each American Depository Share represents one share of the Company’s common stock.

9.D	SELLING SHAREHOLDERS

Not applicable.

9.E	DILUTION

Not applicable.

9.F	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A	SHARE CAPITAL

Not applicable.

10.B	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of the Company’s articles of incorporation and share handling regulations and of the Company Law of Japan (the “Company Law,” hereinafter in Item 10.B, the same) and related legislation, all as currently in effect.

General

The Company’s authorized number of shares to be issued is 440,000,000 shares. The number of the Company’s issued share capital as of March 31, 2007, including treasury shares, was 199,566,770. All of the issued shares are fully paid and non-assessable.

Under the Company Law, the transfer of shares is principally affected by delivery of share certificates. However, in order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the Company’s register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with the share registration agent. The Company’s share registration agent is Tokyo Securities Transfer Agent Co., Ltd., located at 4-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan. The shares have no par value.

The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert their shareholders’ rights against the Company.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing the shares to be included in this clearing system with Japan Securities Depository Center, Inc. (“JASDEC”). If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on the Company’s register of shareholders. Each participating shareholder will, in turn, be recorded in the register of beneficial owners prepared by the Company based on information furnished to the share registration agent of the Company by the participating institutions and JASDEC. These participating shareholders will be treated in the same way as shareholders registered on the Company’s register of shareholders. The register of beneficial owners is updated as of the record date on which shareholders entitled to rights pertaining to the shares are determined. The record date is usually March 31 and September 30 of each year. To transfer deposited shares, delivery of share certificates is not required. Entry of the share transfer in the book maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as the delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and will receive notices to shareholders directly from the Company. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of common stock of the Company, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. The transfer of such shares will be affected through entry in the books maintained under the new central clearing system.

Objects and Purposes

Article 2 of the Company’s articles of incorporation states that its objective is to engage in the following business activities:

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

Dividends

Dividends—General

Under its articles of incorporation, the Company’s fiscal year closes on March 31 of each year, and year-end dividends, if any, are paid to shareholders and beneficial owners (or registered pledgees thereof) of record at that date.

Under the Company Law, subject to certain limitation on the distributable surplus, dividends, if any, may be paid to shareholders, beneficial shareholders, and pledgees of shares of record as of a record date as set forth by the Company’s articles of incorporation or as determined by the Board of Directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash, or in kind subject to certain conditions being met. The Company may make distribution of dividends by a resolution of a general meeting of shareholders or by a resolution of the Board of Directors.

Dividends—Interim cash dividends

In addition to year-end cash dividends, pursuant to Article 459, Paragraph 1, Item 4 of the Company Law, the Board of Directors may by resolution declare, an interim cash surplus dividend to shareholders, beneficial shareholders, and pledges of record at September 30 of each year.

Dividends—Legal reserve

When a stock company like the Company makes distribution of surplus, it shall set aside in its legal reserve or additional paid-in capital an amount equal to 10 percent of the amount of the surplus to be decreased as a result of such distribution of surplus in accordance with the provisions set forth in an ordinance of the Ministry of Justice.

Dividends—Distributable amount

Under the Company Law, the Company is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount (as defined below) as at the effective date of such distribution of surplus.

The amount of surplus at any given time shall be the amount of the Company’s assets and the book value of the Company’s treasury stock after subtracting the amounts of the following items (1) through (4) as they appear on the Company’s non-consolidated balance sheet as at the end of the Company’s last fiscal year, and after reflecting the changes in the Company’s surplus after the end of the Company’s last fiscal year, by adding the amounts of the following items (5), (6) and (7) and/or subtracting the amounts of the following items (8), (9) and (10):

(1)	its liabilities;

(2)	its stated capital;

(3)	its additional paid-in capital and legal reserve;

(4)	other amounts as provided for by an ordinance of the Ministry of Justice;

(5)	(if the Company transferred its treasury stock after the end of the last fiscal year) the amount of the transfer price of its treasury stock after subtracting the book value thereof;

(6)	(if the Company decreased its stated capital after the end of the last fiscal year) the amount of decrease in its stated capital (excluding the amount transferred to the additional paid-in capital or legal reserve);

(7)	(if the Company decreased its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of decrease in its additional paid-in capital or legal reserve (excluding the amount transferred to the stated capital);

(8)	(if the Company cancelled its treasury stock after the end of the last fiscal year) the book value of its treasury stock so cancelled;

(9)	(if the Company distributed surplus to shareholders after the end of the last fiscal year) the amount of the assets distributed to shareholders by way of such distribution of surplus; and

(10)	other amounts as provided for by an ordinance of the Ministry of Justice including (if the Company reduced the surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction and (if the Company has distributed the surplus to the shareholders after the end of the last fiscal year) the amount set aside in additional paid-in capital or legal reserve (if any) as required by the ordinances of the Ministry of Justice.

The Distributable Amount of the Company at any given time shall be the aggregate amount of (a) the surplus and (b) the amount of the transfer price of its treasury stock in the same period, after subtracting the amounts of the following items:

(1)	the book value of its treasury stock;

(2)	(if the Company transferred its treasury stock after the end of the last fiscal year) the amount of the transfer price of its treasury stock; and

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

In addition, if the Company elects to become a company that uses its consolidated balance sheet for calculating distributable dividends (thus, becomes “a company subject to regulations in respect of dividends determined based on consolidated accounts”), the Company would be required to deduct the excess amount calculated in the following manner from the distributable amount of surplus. Such excess amount is determined as (x) the total amount of the amount of shareholders’ equity on unconsolidated balance sheet at the end of the last fiscal year and other amounts as provided for by an ordinance of the Ministry of Justice exceeds (y) the total amount of the amount of shareholders’ equity on its consolidated balance sheet at the end of its last fiscal year and other amounts as provided for by an ordinance of the Ministry of Justice.

If the Company prepares extraordinary financial statements (as described below) and such extraordinary financial statements are approved at a meeting of the Board of Directors or the shareholders (if the Company Law so requires), the Company would be required to adjust the distributable amount for surplus by considering the profits and losses and the amount in respect of issuance of treasury stock during the period covered in such extraordinary financial statements.

The Company may prepare extraordinary unconsolidated financial statements that consist of a balance sheet as of a date within the fiscal year immediately following the last fiscal year (an extraordinary settlement date) and profit and loss covering a period of the first day of the current fiscal year up to such extraordinary settlement date. Such extraordinary financial statements prepared in the foregoing manner must be audited by corporate auditors and accounting auditors.

Dividends—Ex-dividend date and prescription

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally becomes ex-dividend on the third business day before the record date.

Under the articles of incorporation, the Company is not required to pay any cash dividends unclaimed for a period of three years after the date on which the dividends first become payable.

For information as to Japanese taxes on dividends, see “—Taxation—Japanese Taxation.”

Capital Accounts

The amount of the issue price of new shares (with certain exceptions) is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of the issue price as additional paid-in capital.

Under the Company Law, a resolution of general meetings of shareholders is generally required for such transfer of the additional paid-in capital and legal reserve to the stated capital.

The Company may also reduce the sum of its legal reserve and additional paid-in capital to one-quarter or more of its stated capital by resolution of a general meeting of shareholders. Under the Company Law, the Company may reduce the sum of its legal reserve and additional paid-in capital without the limitation of the amount to be reduced as mentioned above.

All or any part of the surplus which may be distributed as dividends may also be transferred to stated capital by resolution of a general meeting of shareholders.

Stock Split

The Company may at any time split the outstanding shares into a greater number of shares by resolution of the Board of Directors. The Company must give public notice of the stock split, specifying a record date for the stock split, not less than two weeks prior to the record date.

Consolidation of Shares

The Company may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (See “Voting Rights”). When a consolidation of shares is to be made, the Company must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to the Company for exchange. The Company must disclose the reason for the consolidation of shares at the general meeting of shareholders.

The Unit Share System

General

Consistent with the requirements of the Company Law, the Company’s articles of incorporation provide that 100 shares constitute one “unit.” Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 shares.

Voting Rights under the Unit Share System

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Share Certificate for Less Than a Full Unit of Shares

The Company’s articles of incorporation provide that the Company chooses not to issue share certificate for any number of shares less than a unit will be issued. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which share certificates are not issued will not be transferable.

Repurchase by the Company of Shares Constituting Less Than a Full Unit

A holder of shares constituting less than a full unit may require the Company to purchase those shares at their market value in accordance with the provisions of the Company’s share handling regulations.

Request by a Holder of Shares of Sales by the Company of Shares to Constitute a Full Unit

The Company’s articles of incorporation provide that a holder of shares constituting less than a full unit may request the Company to sell to such holder such amount of shares which will, when added together with the shares constituting less than a full unit, constitute a full unit of shares in accordance with the provisions of the Company’s share handling regulations.

Effect of the Unit Share System on Holders of ADRs

A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit of shares of common stock. Although, as discussed above, under the unit share system holders of less than a unit have the right to require the Company to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of common stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares unless the Company’s articles of incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of common stock in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

General Meeting of Shareholders

The Company holds its ordinary general meeting of shareholders within three months after the end of a fiscal year and normally in June of each year in Tokyo, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Company Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with the Company’s share handling regulations, at least two weeks before the date of the meeting. The record date for an ordinary general meeting of shareholders is March 31 each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a request to a representative director of the Company at least eight weeks before the date of such meeting.

Voting Rights

A holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. In general, under the Company Law, a resolution can be adopted at a general meeting of shareholders by a majority of voting rights represented at the meeting. The Company Law and the Company’s articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the voting rights of all shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are directly or indirectly owned by the Company or, due to other causes, whose management is being controlled in substance by the Company as provided for by an ordinance of the Ministry of Justice, does not have voting rights.

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

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADRs, see “Description of American Depositary Receipts” set forth in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission on July 22, 2002.

Rights to be Allotted Shares

Holders of shares have no preemptive rights under the Company’s articles of incorporation. Under the Company Law, the Board of Directors may, however, determine that shareholders shall be given rights to be allotted shares in connection with a particular issue or transfer of new or treasury shares, or stock acquisition rights. In this case, the rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date.

Rights to be allotted new or treasury shares are non-transferable. A shareholder, however, may be allocated stock acquisition rights for free, in which case such stock acquisition rights may be transferred to a third party.

Stock Acquisition Rights

Subject to certain requirements, the Company may issue stock acquisition rights by resolution of the Board of Directors. Except where the issue would be on “especially favorable” terms, the issue of stock acquisition rights may be authorized by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of existing shares held by it.

Liquidation Rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares they own.

Liability to Further Calls or Assessments

All of the Company’s currently outstanding shares, including shares represented by the ADSs, are fully paid and non-assessable.

Record Date

March 31 of each year is the record date for the Company’s year-end dividends, if declared. A holder of shares constituting one or more whole units who is registered as a holder on the Company’s register of shareholders or register of beneficial owners at the close of business as of March 31 is entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on that March 31. September 30 of each year is the record date for interim dividends, if declared. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by the Company of Shares

The Company may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors), (ii) by purchase from a specific party (pursuant to a special resolution of a general meeting of shareholders), or (iii) from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). When such acquisition is made by the Company from a specific party other than a subsidiary of the Company, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that the Company also purchase the shares held by such shareholder. However, under the Company Law, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase. Any such acquisition of shares must satisfy certain requirements and shall be integrated into regulations governing financial resources relating to the distribution of distributable surplus to shareholders. See “Additional Information—Memorandum and Articles of Association—Dividends—Distributable amount.”

Shares acquired by the Company may be held by it for any period or may be cancelled by resolution of the Board of Directors. The Company may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares. The Company may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

The Company Law generally prohibits any subsidiary of the Company from acquiring shares of the Company.

Disposal of the Shares by the Company

The Company is not required to send notices to a shareholder if notices to such shareholder fail to arrive continuously for five years or more at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company.

In addition, the Company may dispose of the Shares at the then market price of the Shares by a resolution of the Board of Directors and after giving at least three months’ prior public notice as well as individual notice to the shareholder at the registered address of the shareholder in the Company’s register of shareholders or to the address otherwise notified to the Company, and hold or deposit the proceeds for the shareholder, the location of which is unknown, if (i) notices to the shareholder fail to arrive continuously for five years or more at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive surplus dividends on the Shares continuously for five years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company.

Acquisition or Disposition of Shares

Under the Foreign Exchange and Foreign Trade Law and the cabinet orders and ministerial ordinances thereunder (collectively, the “Foreign Exchange Regulations”), all aspects of regulations on foreign exchange and trade transactions are, with minor exceptions relating to inward direct investments (which are not generally applicable to the Company’s shares), only subject to post transaction reporting requirements. Acquisitions and dispositions of shares of common stock or ADSs by non-residents of Japan (including foreign corporation not resident in Japan) are generally not subject to this reporting requirement. However, the Minister of Finance has the power to impose a licensing requirement for transactions in limited circumstances.

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

All contracts concluded by the Company during the two years preceding this filing were entered into in the ordinary course of business.

10.D	EXCHANGE CONTROLS

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of capital stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

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

•

corporations (1) of which 50% or more of the total voting rights of their shares are held by individuals who are exchange non-residents or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of capital stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of the Company) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of the Company) and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Under the Foreign Exchange Regulations dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which the Company’s ADSs are issued, the Depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the U.S., to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs.

10.E	TAXATION

The following discussion is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of the shares of common stock of the Company (the “Shares”) or ADSs. This summary does not purport to address all the material tax consequences that may be relevant to the holders of the Shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold the Shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the federal income tax laws and regulations of the United States and the national tax laws of Japan, judicial decisions and published rulings and administrative pronouncements as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), as described below, all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations.

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

This summary is also based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement referred to in “Description of American Depositary Receipts” set forth in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission on July 22, 2002, and in any related agreement, will be performed under its terms.

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

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of, or exemption from, Japanese withholding tax on payment of dividends on the Shares by the Company is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through the Company to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the Company’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

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

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution made by the Company in respect of Shares or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the depositary, in the case of ADSs. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of Shares or ADSs exceeds the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in those Shares or ADSs, and thereafter will be treated as U.S. source capital gain.

Distributions of additional Shares of common stock that are made to U.S. Holders with respect to their Shares or ADSs and that are part of a pro rata distribution to all of the Company’s shareholders generally will not be subject to U.S. federal income tax.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of Shares or ADSs will constitute income from sources outside the United States, and will be subject to various classifications and other limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of the Company dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or if the U.S. Holder does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year as a deduction from such U.S. Holder’s taxable income. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential tax rates of U.S. federal income tax. Additionally, special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

(i)	has held Shares or ADSs for less than a specified minimum period, or

(ii)	is obligated to make payments related to the Company dividends,

will not be allowed a foreign tax credit for Japanese taxes imposed on the Company dividends.

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

Based on current estimates of its income and assets, the Company does not believe that it will be a PFIC for its current taxable year, and intends to continue its operations in such a manner that it will not become a PFIC in the future. However, the Company can provide no assurance that it will not become a PFIC in the current or any future taxable year due to changes in its asset or income composition, a decrease in the price of its Shares (which is used as a measure of goodwill as an active asset) or for other reasons. If the Company becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Shares or ADSs and on certain “excess” distributions (generally distributions in excess of 125% of the average distribution over a three-year period, or shorter holding period for the Shares or ADSs). In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates applicable to dividends described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income). The Company will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year. If a U.S. Holder holds Shares or ADSs in any taxable year in which the Company is a PFIC, such U.S. Holder will be required to file an information statement with the IRS.

U.S. Holders are urged to consult their tax advisors concerning the U.S federal income tax consequences of holding Shares or ADSs if the Company were considered a PFIC in any year.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of Shares or ADSs that are neither U.S. Holders nor partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

Subject to the discussion below under “Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of distributions in respect of the Shares or ADSs unless the distributions are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if an applicable tax treaty requires, are attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder).

Subject to the discussion below under “Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other taxable disposition of Shares, unless (i) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder), or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 or more days in the taxable year of the disposition and other conditions are met.

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

The Company files annual reports on Form 20-F and furnishes semi-annual and other periodic reports on Form 6-K with the Commission. You may read and copy any reports, statements or other information on file at the public reference facilities maintained by the Commission at 100F Street, N.E., Room 1580, Washington, D.C. 20549 or by accessing the Commission’s home page (http://www.sec.gov). Copies of the Company’s annual reports on Form 20-F, semi-annual and other periodic reports on Form 6-K are also available on its website at http://www.advantest.co.jp/investors/en-index.shtml. The ADSs are listed on the New York Stock Exchange under the symbol “ATE,” and the Company’s reports and other information may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, copies of contracts referred to in this annual report may be inspected at the principal executive offices of the Company, located at Shin Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan.

10.I	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Advantest is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices and credit.

Foreign Currency Exchange Rate Risk

The tables below summarizes information as of March 31, 2007 and March 31, 2006 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Korean won, and forward contracts. The information in each table is presented in Japanese yen equivalents, which is the Company’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2007 Assets and Liabilities Denominated in
In Yen Functional Currency	U.S.$	Euro	NT$	KRW
	(in millions)
Cash and cash equivalents	¥49,284	¥688	¥—	¥2,295
Accounts receivable	1,882	658	—	1,376
Accounts payables and accruals	(756)	(82)	(—)	(531)

	As of March 31, 2006 Assets and Liabilities Denominated in
In Yen Functional Currency	U.S.$	Euro	NT$	KRW
	(in millions)
Cash and cash equivalents	¥41,891	¥8,242	¥582	¥840
Accounts receivable	5,625	209	1,360	1,404
Accounts payables and accruals	(1,013)	(386)	(685)	(306)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2007 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥13,253
Accounts receivable	3,402
Accounts payables and accruals	(1,231)

As of March 31, 2006 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥1,472
Accounts receivable	237
Accounts payables and accruals	(10)

Foreign Exchange Forward Contracts

Foreign exchange forward contracts used by Advantest are primarily to reduce foreign currency exchange risk. Foreign exchange forward contracts are presented by the notional balances with weighted average exchanges rates. All of the foreign exchange forward contracts outstanding as of March 31, 2007 and March 31, 2006 are listed below.

	As of March 31, 2007
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥—	¥—	¥—
To sell Euro/receive yen	1,450	(12)	155.55
To sell yen/receive Euro	3,905	63	154.38

Total	¥5,355	¥51

	As of March 31, 2006
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥4,669	¥(15)	¥116.72
To sell Euro/receive yen	1,800	(35)	139.45
To sell yen/receive Euro	4,460	92	139.22

Total	¥10,929	¥42

Interest Rate Risk

The table below presents the principal cash flows and related weighted average interest rates by year of maturity for Advantest’s long-term debt obligations by expected maturity dates as of March 31, 2007.

Type of Debt and Average Interest Rate	Expected Maturity Date
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(in millions)
Unsecured borrowings (1.72%)	¥10	¥—	¥—	¥—	—	—	¥10	¥10

Total	¥10	¥—	¥—	¥—	—	—	¥10	¥10

The table below presents the principal cash flows and related weighted average interest rates by year of maturity for Advantest’s long-term debt obligations by expected maturity dates as of March 31, 2006.

Type of Debt and Average Interest Rate	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(in millions)
Unsecured borrowings (2.59%)	¥30	¥10	¥—	¥—	—	—	¥40	¥43

Total	¥30	¥10	¥—	¥—	—	—	¥40	¥43

Securities Value Risk

The table below shows the acquisition price and fair value of securities that Advantest holds as of March 31, 2006 and March 31, 2007. Advantest does not hold or issue financial commodity with the purpose to trade.

	As of March 31, 2006		As of March 31, 2007
	Acquisition Price	Fair Value	Acquisition Price	Fair Value
	(in millions)
Tradable Securities	¥4,424	¥8,975	¥4,224	¥8,170

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A	DEBT SECURITIES

Not applicable.

12.B	WARRANTS AND RIGHTS

Not applicable.

12.C	OTHER SECURITIES

Not applicable.

12.D	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Advantest performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2006. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Advantest files, or submits, under the Exchange Act is accumulated and communicated to its management including the chief executive officer and principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toshio Maruyama, Advantest’s Representative Board Director, President and CEO and Yuichi Kurita, Advantest’s Director and Managing Executive Officer. Advantest’s disclosure and controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Mr. Maruyama and Mr. Kurita have concluded that Advantest’s disclosure controls and procedures are effective at the reasonable assurance level.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

The management of Advantest is responsible for establishing and maintaining adequate internal control over financial reporting. Advantest’s internal control system was designed to provide reasonable assurance with respect to the preparation of financial statements in accordance with U.S. GAAP and the reliability of such financial statements.

Internal control over financial reporting has inherent limitations underlying internal control systems and misstatements may not be prevented or detected. Furthermore, if the evaluation results regarding the effectiveness of internal control are expected to remain the same going forward, it is important to recognize that there are risks, under which changes in circumstances may lead the controls in place to be inadequate or that the extent to which policies or procedures are complied with may lower.

Advantest’s management assessed the effectiveness of the company’s internal control over financial reporting as of March 31, 2007. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of March 31, 2007, Advantest’s internal control over financial reporting was effective based on those criteria.

Ernst & Young ShinNihon, Advantest’s independent registered public accounting firm, has issued an audit report on our management’s assessment of our internal control over financial reporting as of March 31, 2007. This report appears in Item 18.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

This report appears in Item 18.

(d)	Changes in Internal Control Over Financial Reporting

In fiscal 2005 Annual Report on Form 20-F, Advantest reported material weaknesses in certain policies and procedures related to U.S. GAAP and financial reporting. Accordingly, during fiscal 2006 implementation of the requirements of Section 404 of the Sarbanes Oxley Act, Advantest undertook and completed significant steps to strengthen our internal controls over financial reporting. While all internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation, Advantest believes the changes in internal controls completed during the year ended March 31, 2007 have remediated those identified material weaknesses in fiscal 2005. Such actions included, among others:

•	increased the number of personnel and acquired expertise to enhance our training and education in respect of financial reporting under U.S. GAAP;

•	established a process to review significant transactions so that they can be appropriately reported under U.S. GAAP by centralizing review and approval processes;

•	continued to enhance documentation, communication and periodic review of our accounting policies and procedures to evaluate proper conformity with U.S. GAAP financial reporting requirements;

•

improved financial reporting analysis in the areas of revenue recognition, fair value assessment and revenue allocation of multiple elements transactions, and functional currencies of significant foreign subsidiaries;

•	increased the level of management review and approval of our financial statement closing process.

Other Changes in Internal Control Over Financial Reporting

Except for the improvements described above, there have been no changes in our internal control over financial reporting that occurred during the year ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Advantest’s Board of Corporate Auditors has determined that Takashi Takaya and Hitoshi Owada are “audit committee financial expert” as such term is defined by Item 16A of Form 20-F.

ITEM 16B.    CODE OF ETHICS

The Company has adopted a code of ethics that applies to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Company’s code of ethics was attached to the annual report on Form 20-F for fiscal 2003 and is attached as an exhibit to this Form 20-F for reference.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon served as our independent registered public accounting firm for fiscal 2006, 2005 and 2004. The audited financial statements for these fiscal years are included in the respective year’s annual report filed on Form 20-F.

The chart below sets forth the aggregate fees for professional services and other services rendered to Advantest by Ernst & Young ShinNihon and its member firms in fiscal 2005 and 2006.

	Fiscal 2005	Fiscal 2006
	(in millions)
Audit Fees(1)	¥105	¥320
Audit-Related Fees(2)	2	3
Tax Fees(3)	20	33
All Other Fees(4)	1	2

Total	¥128	¥358

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company does not have an audit committee. The Company is relying on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act, which provides an exemption from the NYSE’s listing standards relating to audit committees for foreign companies like the Company that have a board of corporate auditors. The Company’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth Advantest’s purchases of its common stock during fiscal 2006:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
2006
April 1 – April 30	706	¥7,189	N/A	N/A
May 1 – May 31	412	6,412	N/A	N/A
June 1 – June 30	24	5,705	N/A	N/A
July 1 – July 31	520	5,826	N/A	N/A
August 1 – August 31	788	5,407	N/A	N/A
September 1 – September 30	496	5,869	N/A	N/A
October 1 – October 31	355	5,962	N/A	N/A
November 1 – November 30	3,154	5,966	N/A	N/A
December 1 – December 31	2,734	6,290	N/A	N/A

2007
January 1 – January 31	1,080	6,431	N/A	N/A
February 1 – February 28	654	5,703	N/A	N/A
March 1 – March 31	212	5,357	N/A	N/A

Total	11,135	¥6,107	N/A	N/A

1	On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. All numbers have been restated to reflect the effects of the stock split.
2	All purchases, as described below, were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting the Company to purchase shares that are a fraction of a unit, in accordance with the provisions of the Company’s share handling regulations. The Company is required to comply with such requests pursuant to the Company Law. See “Additional Information—Memorandum and Articles of Association—The Unit Share System.”
3	The Company did not have a publicly announced repurchase program in place during fiscal 2006. However, the Company may repurchase its own shares through a stock exchange on which such shares are listed or by way of tender offer pursuant to a resolution of the Board of Directors under Article 42 of the Company’s articles of incorporation.
4	At the meeting of its Board of Directors held on April 25, 2007, the Company resolved to repurchase up to 3.6 million shares at an aggregate price not exceeding ¥20 billion. Pursuant to the resolution, the Company repurchased 3.6 million shares at an aggregate purchase price of ¥19,111 million between May 7, 2007 and May 17, 2007.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

ADVANTEST CORPORATION

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries (the “Company”) as of March 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advantest Corporation and subsidiaries at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2005 the Company changed its method of accounting for stock-based compensation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Advantest Corporation and subsidiaries’ internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2007 expressed an unqualified opinion thereon.

We also have recomputed the translation of the consolidated financial statements as of and for the year ended March 31, 2007 into United States dollars. In our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis described in Note 2.

/s/    Ernst & Young ShinNihon

Tokyo, Japan

June 15, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Advantest Corporation

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Advantest Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Advantest Corporation and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Advantest Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007, and our report dated June 15, 2007 expressed an unqualified opinion thereon.

/s/    Ernst & Young ShinNihon

Tokyo, Japan

June 15, 2007

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2006 and 2007

	2006	2007	2007
	Yen (Millions)		U.S. Dollars (Thousands)
Assets
Current assets:
Cash and cash equivalents	¥157,925	196,395	$1,663,659
Trade receivables, net	69,567	54,264	459,670
Inventories	29,911	31,976	270,868
Deferred tax assets	13,708	9,215	78,060
Other current assets	4,522	2,958	25,058

Total current assets	275,633	294,808	2,497,315

Investment securities	12,273	11,370	96,315
Property, plant and equipment, net	50,793	49,650	420,584
Deferred tax assets	7,378	2,690	22,787
Intangible assets, net	2,858	3,101	26,269
Other assets	1,841	4,755	40,279

Total assets	¥350,776	366,374	$3,103,549

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2006 and 2007

	2006	2007	2007
	Yen (Millions)		U.S. Dollars (Thousands)
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	¥30	10	$85
Trade accounts payable	32,584	29,095	246,463
Income taxes payable	19,970	9,370	79,373
Accrued expenses	12,781	13,637	115,519
Accrued warranty expenses	4,776	4,135	35,028
Other current liabilities	6,604	4,405	37,314

Total current liabilities	76,745	60,652	513,782

Long-term debt, excluding current portion	10	—	—
Accrued pension and severance cost	12,292	8,267	70,030
Other liabilities	3,802	2,658	22,516

Total liabilities	92,849	71,577	606,328
Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363	274,147
Capital surplus	37,147	39,256	332,537
Retained earnings	245,090	273,082	2,313,274
Accumulated other comprehensive income (loss)	1,344	3,652	30,936
Treasury stock, 12,913,472 shares in 2006 and 11,916,485 shares in 2007, at cost	(58,017)	(53,556)	(453,673)

Total stockholders’ equity	257,927	294,797	2,497,221

Total liabilities and stockholders’ equity	¥350,776	366,374	$3,103,549

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2005, 2006 and 2007

	2005	2006	2007	2007
	Yen (Millions)			U.S. Dollars (Thousands)
Net sales	¥239,439	253,922	235,012	$1,990,784
Cost of sales	115,994	121,429	108,718	920,949

Gross profit	123,445	132,493	126,294	1,069,835

Research and development expenses	26,280	26,927	29,509	249,970
Selling, general and administrative expenses	36,446	41,108	39,993	338,781

Operating income	60,719	64,458	56,792	481,084

Other income (expense):
Interest and dividends income	597	1,760	3,026	25,633
Interest expense	(441)	(290)	(16)	(136)
Minority interests	(84)	—	—	—
Other	1,017	1,526	1,288	10,912

	1,089	2,996	4,298	36,409

Income before income taxes and equity in earnings (loss) of affiliated company	61,808	67,454	61,090	517,493

Income taxes	23,730	26,080	25,520	216,180
Equity in earnings (loss) of affiliated company	—	—	(14)	(119)

Net income	¥38,078	41,374	35,556	$301,194

	2005	2006	2007	2007
	Yen			U.S. Dollars
Net income per share:
Basic	¥194.77	223.17	190.01	$1.61
Diluted	194.25	221.98	188.85	1.60

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2005, 2006 and 2007

	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
	Yen (Millions)
Balance at April 1,2004	¥32,363	32,973	177,404	(8,061)	(12,911)	221,768
Comprehensive income:
Net income			38,078			38,078
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				1,635		1,635
Net unrealized gains (losses) on securities				152		152
Minimum pension liability adjustments				1,396		1,396

Total comprehensive income						41,261
Cash dividends			(4,915)			(4,915)
Stock option compensation expense		2,290				2,290
Exercise of stock option					1,302	1,302
Treasury stock purchased					(54,513)	(54,513)
Treasury stock sold			(446)		2	(444)

Balance at March 31,2005	¥32,363	35,263	210,121	(4,878)	(66,120)	206,749
Comprehensive income:
Net income			41,374			41,374
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				5,074		5,074
Net unrealized gains (losses) on securities				1,148		1,148

Total comprehensive income						47,596
Cash dividends			(4,625)			(4,625)
Stock option compensation expense		1,884				1,884
Exercise of stock option					8,157	8,157
Treasury stock purchased					(55)	(55)
Treasury stock sold			(1,780)		1	(1,779)

Balance at March 31,2006	¥32,363	37,147	245,090	1,344	(58,017)	257,927
Comprehensive income:
Net income			35,556			35,556
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				1,123		1,123
Net unrealized gains (losses) on securities				(362)		(362)

Total comprehensive income						36,317
Adjustment to initially apply SFAS 158, net of tax				1,547		1,547
Cash dividends			(7,474)			(7,474)
Stock option compensation expense		2,566				2,566
Exercise of stock option		(457)			4,520	4,063
Treasury stock purchased					(68)	(68)
Treasury stock sold			(90)		9	(81)

Balance at March 31,2007	¥32,363	39,256	273,082	3,652	(53,556)	294,797

	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
	U.S. Dollars (Thousands)
Balance at March 31,2006	$274,147	314,672	2,076,154	11,385	(491,462)	2,184,896
Comprehensive income:
Net income			301,194			301,194
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				9,513		9,513
Net unrealized gains (losses) on securities				(3,066)		(3,066)

Total comprehensive income						307,641
Adjustment to initially apply SFAS 158, net of tax				13,104		13,104
Cash dividends			(63,312)			(63,312)
Stock option compensation expense		21,737				21,737
Exercise of stock option		(3,872)			38,289	34,417
Treasury stock purchased					(576)	(576)
Treasury stock sold			(762)		76	(686)

Balance at March 31,2007	$274,147	332,537	2,313,274	30,936	(453,673)	2,497,221

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2005, 2006 and 2007

	2005	2006	2007	2007
	Yen (Millions)			U.S. Dollars (Thousands)
Cash flows from operating activities:
Net income	¥38,078	41,374	35,556	$301,194
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,285	8,275	8,214	69,581
Deferred income taxes	13,540	1,005	7,381	62,524
Stock option compensation expense	2,290	1,884	2,566	21,737
Changes in assets and liabilities:
Trade receivables	20,953	(11,072)	15,563	131,834
Inventories	20,218	108	(2,054)	(17,399)
Trade accounts payable	(16,375)	7,627	(3,318)	(28,107)
Income taxes payable	3,311	12,506	(10,586)	(89,674)
Accrued expenses	4,445	(1,261)	815	6,904
Accrued warranty expenses	969	610	(641)	(5,430)
Accrued pension and severance cost	(3,409)	(329)	(1,437)	(12,173)
Other	(1,978)	(1,247)	(3,108)	(26,328)

Net cash provided by operating activities	90,327	59,480	48,951	414,663
Cash flows from investing activities:
Proceeds from sale of available-for-sale marketable securities	1,428	2,977	0	0
Proceeds from sale of non-marketable securities	50	—	20	169
Purchases of marketable securities	—	(2,256)	—	—
Purchases of non-marketable securities	—	(1,900)	—	—
Proceeds from sale of property, plant and equipment	132	258	541	4,583
Purchases of intangible assets	(470)	(523)	(897)	(7,598)
Purchases of property, plant and equipment	(8,738)	(7,071)	(7,511)	(63,626)
Other	(652)	(27)	(166)	(1,406)

Net cash used in investing activities	(8,250)	(8,542)	(8,013)	(67,878)
Cash flows from financing activities:
Principal payments on long-term debt	(4,543)	(20,043)	(30)	(254)
Proceeds from sale of treasury stock	939	6,378	3,913	33,147
Payments to acquire treasury stock	(54,511)	(57)	(68)	(576)
Dividends paid	(4,907)	(4,622)	(7,468)	(63,261)
Other	(14)	8	(9)	(77)

Net cash used in financing activities	(63,036)	(18,336)	(3,662)	(31,021)
Net effect of exchange rate changes on cash and cash equivalents	799	4,337	1,194	10,114

Net change in cash and cash equivalents	19,840	36,939	38,470	325,878
Cash and cash equivalents at beginning of year	101,146	120,986	157,925	1,337,781

Cash and cash equivalents at end of year	¥120,986	157,925	196,395	$1,663,659

Supplemental data:
Cash paid during the year for:
Income taxes	¥6,740	12,096	29,284	$248,064
Interest	447	401	16	136

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies and Practices

(a) Description of Business

The Company and its consolidated subsidiaries (collectively “Advantest”) manufacture and sell semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Advantest is not involved with any significant variable interest entities which should be consolidated as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities”. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash Equivalents

Cash equivalents primarily consist of deposits and certificates of deposit with an initial maturity of three months or less from the date of purchase. Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Allowance for Doubtful Accounts

Advantest recognizes an allowance for doubtful accounts to ensure that trade receivables are not overstated due to uncollectability, which represents Advantest’s best estimate of the amount of probable credit losses in Advantest’s existing trade receivables. An allowance for doubtful accounts is provided at an amount calculated based on historical write off experience, while a specific allowance for doubtful accounts is provided for the estimated amounts considered to be uncollectable after reviewing individual factors such as the customer’s current financial position, significant changes in the semiconductor industry, other information that is publicly available and the customer’s credit worthiness.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Investment Securities

Investment securities at March 31, 2006 and 2007 consist of marketable and non-marketable equity securities, and investment in an affiliated company. Fair value is determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.

Marketable Equity Securities

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

On a periodic basis, Advantest evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at the date of evaluation compared to the acquisition date, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. The impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by the average cost method.

Non-marketable Equity Securities

Non-marketable investment securities are carried at cost. On a periodic basis, Advantest evaluates the investments for possible impairment. If the fair value of the investment securities is estimated to have declined and such decline is judged to be other than temporary, Advantest recognizes an impairment of the investment and the carrying value is reduced to its fair value. The impairment is charged to earnings and a new cost basis for the security is established.

Investment in an Affiliated Company

Investment in affiliated company over which Advantest has the ability to exercise a significant influence, but does not hold a controlling financial interest, is accounted for by the equity method. All significant intercompany profits from affiliates have been eliminated. e-Shuttle, Inc. is an investee which is accounted for by the equity method.

(g) Derivative Financial Instruments

All derivative instruments in the consolidated balance sheets are stated at fair value. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument depends on whether it has been

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

designated and qualifies as part of a hedging relationship and, if so, the reason for holding the instrument. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies.

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

Advantest uses foreign exchange forward contracts to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables. However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

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

Depreciation is computed principally using the declining-balance method for the Company and its domestic subsidiaries. The straight-line method over estimated useful lives of the assets is used for foreign subsidiaries. The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for furniture and fixtures.

Depreciation expense was ¥7,231 million, ¥7,517 million and ¥7,583 million ($64,235 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

(i) Intangible Assets and Other Assets

Intangible assets principally consist of goodwill and computer software for internal-use. Other assets consist of investments (other than investment securities), security deposits and prepaid expenses, of which no one individual item was material to the consolidated financial statements of Advantest.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

are capitalized. Advantest also expenses costs incurred for internal-use software projects in the post implementation stage such as costs for training and maintenance.

Costs incurred to develop software to be included with and sold as part of the Company’s Semiconductor Test Systems are capitalized subsequent to the attainment of technological feasibility until the product becomes available for general release to customers in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. Other costs are expensed as incurred.

The cost of software is amortized on a straight-line basis over the estimated useful life, which is generally from 3 years to 5 years.

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

Advantest performs its annual impairment test at the end of each year. Advantest completed its annual impairment test at March 31, 2006 and 2007 and identified no indication of impairment.

(j) Impairment of Long-Lived Assets

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

(l) Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. Prior service benefit and cost, and actuarial gain and loss recognized in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees. See Note (17) to the consolidated financial statements for further discussion.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(m) Revenue Recognition

General

Advantest recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured in accordance with the guidance provided by the Securities and Exchange Commission’s Staff Accounting Bulletin No.104, “Revenue Recognition”.

For equipment sales involving software that is more than incidental to the product, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection of the related receivable is probable in accordance with American Institute of Certified Public Accountant (“AICPA”) Statement of Position (“SOP”) No.97-2, “Software Revenue Recognition”, as amended by SOP No.98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. Revenue for the separate elements is only recognized when the functionality of the undelivered element is not essential to the delivered element.

Sales of Products

Sales of products which require installation are recognized when the related installation is completed and other sales recognition criteria are met since the installation is essential to the functionality of the equipment. When customer acceptance is uncertain, revenue is deferred until customer acceptance has been received. When the final payment is subject to customer acceptance, a portion of revenue for the final payment is deferred until an enforceable claim has become effective.

Sales of products and component which do not require installation service by Advantest is recognized upon shipment if the terms of the sale are free on board (FOB) shipping point or upon delivery if the terms are FOB destination which coincide with the passage of title and risk of loss.

Long-term Service Contracts

Revenue from fixed-price, long-term service contracts is recognized on the straight-line basis over the contract term.

Leasing Income

Revenue from operating leases is primarily recognized on the straight-line basis over the lease term.

Multiple Deliverables

Multiple Deliverables are accounted for under the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables” or SOP 97-2, “Software Revenue Recognition”.

Advantest obtains and utilizes objective evidence (Vendor-Specific Objective Evidence (VSOE) under SOP 97-2) of fair value to allocate revenue to elements in multiple element arrangements and recognizes revenue when the criteria for revenue recognition have been met for each element. If the criteria are not met, then revenue

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of objective evidence of fair value of a delivered element, Advantest allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

(n) Shipping and Handling Costs

Shipping and handling costs totaled ¥1,329 million, ¥1,451 million and ¥1,541 million ($13,054 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(o) Research and Development

Research and development costs totaled ¥26,280 million, ¥26,927 million and ¥29,509 million ($249,970 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively, and are expensed as incurred.

(p) Advertising Costs

Advertising costs totaled ¥798 million, ¥469 million and ¥374 million ($3,168 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively, and are expensed as incurred.

(q) Stock-Based Compensation

During the year ended March 31, 2005, Advantest adopted the fair value recognition provision of SFAS No. 123 (revised 2004) (SFAS 123R), “Share Based Payments”, using the modified retrospective method, effective April 1, 2004. The fair values of the option are estimated using a Black Scholes option pricing model and amortized to expense over the requisite service period.

Expected dividend yield is determined by the Company’s dividend ratio of the past and other associated factors. Risk free interest rate is determined by government debt yield for the period corresponding to expected life. Expected volatility is determined by historical volatility and trend of the Company’s share prices, and other associated factors. Expected life is determined by the Company’s option exercise history, post vesting employment termination behavior for similar grants, and other pertinent factors.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(s) Net Income per Share

Basic net income per share is calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted net income per share is calculated by dividing net income by the sum of the weighted average number of shares plus additional shares that would have been outstanding if potential dilutive shares had been issued for granted stock options.

(t) Foreign Financial Statements

In accordance with SFAS No. 52 “Foreign Currency Translation”, the financial statements of foreign operations whose functional currency is a local currency are translated into the Japanese Yen. Assets and liabilities are translated at the period-end exchange rates and revenues and expenses are translated at the average exchange rate for the period. Resulting translation adjustments are shown as a component of other comprehensive income.

The financial statements of foreign operations whose functional currency is the Japanese Yen are remeasured into the Japanese Yen. All exchange gains and losses from remeasurement of monetary assets and liabilities denominated in the local currency are included in other income (expense) for the period in which the remeasurement is made.

(u) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable current rate prevailing at that date. All revenue and expenses associated with foreign currencies are remeasured at the rate of exchange prevailing when such transactions occur.

Foreign exchange gains (losses) were (¥77) million, ¥757 million and ¥1,323 million ($11,207 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. Those gains (losses) are included in other income (expense) in the accompanying consolidated statements of income.

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

(w) New Accounting Standards

In June 2006, the FASB issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by Advantest in the first quarter beginning April 1, 2007. Advantest is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition but does not expect FIN 48 to have a material impact.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by Advantest in the first quarter beginning April 1, 2008. Advantest is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No.87, 88, 106, and 132(R)”. SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as the date of the fiscal year-end consolidated balance sheets, and provide additional disclosures.

On March 31, 2007, Advantest adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on Advantest’s financial condition at March 31, 2007 has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on Advantest’s consolidated financial condition at March 31, 2006. SFAS 158’s provisions regarding the change in the measurement date of postretirement benefit plans is effective for fiscal years ending after December 15, 2008. Advantest does not expect the change in the measurement date of postretirement benefit plans to have a material impact as Advantest already uses a measurement date of March 31 for its plans. See Note 17 for further discussion of the effect of adopting the recognition provision of SFAS 158 on Advantest’s consolidated financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) staff published Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires quantification of the effects of financial statement errors on each of the balance sheets and statements of income and the related financial statement disclosures. SAB 108 was adopted by Advantest in the year ended March 31, 2007. The adoption of SAB 108 did not have a material impact on Advantest’s consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115” (“SFAS 159”). SFAS 159 provides companies with an option to measure selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by Advantest in the first quarter beginning April 1, 2008. Advantest is currently evaluating the effect that the adoption of SFAS 159 will have on its consolidated results of operations and financial condition.

(x) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2007.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(2) U.S. Dollar Amounts

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader. These translations should not be construed as representations as to what the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, a rate of ¥118.05 per U.S.$1, the approximate current exchange rate at March 30, 2007, was used for the convenience translation of the accompanying financial results of Advantest as of and for the year ended March 31, 2007.

(3) Trade Receivables

Trade receivables at March 31, 2006 and 2007 are as follows:

	2006	2007	2007
	Yen (Millions)		U.S. Dollars (Thousands)
Notes	¥4,905	10,016	$84,846
Accounts	66,779	44,453	376,561

	71,684	54,469	461,407
Less allowance for doubtful accounts	2,117	205	1,737

	¥69,567	54,264	$459,670

(4) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007	2007
	Yen (Millions)			U.S. Dollars (Thousands)
Balance at beginning of year	¥2,464	2,174	2,117	$17,933
Provision for (reversal of) allowance	(239)	(45)	(190)	(1,609)
Amount written off	(51)	(12)	(1,722)	(14,587)

Balance at end of year	¥2,174	2,117	205	$1,737

(5) Inventories

Inventories at March 31, 2006 and 2007 are composed of the following:

	2006	2007	2007
	Yen (Millions)		U.S. Dollars (Thousands)
Finished goods	¥6,974	7,616	$64,515
Work in process	15,944	18,977	160,754
Raw materials and supplies	6,993	5,383	45,599

	¥29,911	31,976	$270,868

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Property, Plant and Equipment

Property, plant and equipment at March 31, 2006 and 2007 is composed of the following:

	2006	2007	2007
	Yen (Millions)		U.S. Dollars (Thousands)
Land	¥18,995	18,606	$157,611
Buildings	49,175	49,266	417,332
Machinery and equipment	30,350	31,161	263,964
Furniture and fixtures	24,335	26,101	221,101
Construction in progress	69	354	2,999

	122,924	125,488	1,063,007
Less accumulated depreciation	72,131	75,838	642,423

	¥50,793	49,650	$420,584

(7) Intangible Assets and Other Assets

The components of acquired intangible assets excluding goodwill at March 31, 2006 and 2007 were as follows:

	2006		2007
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	Yen (Millions)
Intangible assets subject to amortization:
Software	¥5,551	4,425	¥4,963	3,583
Other	422	342	297	226

Total	¥5,973	4,767	¥5,260	3,809

	2007
	Gross carrying amount	Accumulated amortization
	U.S. dollars (Thousands)
Intangible assets subject to amortization:
Software	$42,042	30,352
Other	2,515	1,914

Total	$44,557	32,266

Intangible assets not subject to amortization at March 31, 2006 and 2007 were insignificant.

Aggregate amortization expense for the years ended March 31, 2005, 2006 and 2007 were ¥1,054 million, ¥758 million and ¥632 million ($5,354 thousand), respectively. Estimated amortization expense for the next five years ending March 31 are: ¥499 million ($4,227 thousand) in 2008, ¥353 million ($2,990 thousand) in 2009, ¥231 million ($1,957 thousand) in 2010, ¥108 million ($915 thousand) in 2011, and ¥44 million ($373 thousand) in 2012, respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in the carrying amount of goodwill for the years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007	2007
	Yen (Millions)			U.S. Dollars (Thousands)
Balance at beginning of year	¥1,426	1,426	1,426	$12,080
Acquisition during the year	—	—	—	—

Balance at end of year	¥1,426	1,426	1,426	$12,080

Goodwill relates to the semiconductor and component test system segment.

(8) Investment Securities

Marketable securities consist of equity securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2006 and 2007 were as follows:

	March 31, 2006	March 31, 2007	March 31, 2007
	Yen (Millions)		U.S. Dollars (Thousands)

Noncurrent:
Available-for-sale:
Equity securities
Acquisition cost	¥4,424	4,224	$35,781
Gross unrealized gains	4,559	3,956	33,512
Gross unrealized losses	8	10	85

Fair value	¥8,975	8,170	$69,208

Gross realized gains and losses on available-for-sales equity securities for the years ended March 31, 2005, 2006 and 2007 were as follows:

	2005			2006
	Gross realized gains	Gross realized losses	Net realized gains (losses)	Gross realized gains	Gross realized losses	Net realized gains (losses)
	Yen (Millions)			Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	¥934	—	934	¥1,040	—	1,040

	2007			2007
	Gross realized gains	Gross realized losses	Net realized gains (losses)	Gross realized gains	Gross realized losses	Net realized gains (losses)
	Yen (Millions)			U.S. dollars (Thousands)
Noncurrent:
Available-for-sale:
Equity securities	¥0	—	0	$0	—	0

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Net realized gains and losses based on the averaged cost method for the years ended March 31, 2005, 2006 and 2007 were ¥934 million, ¥1,040 million and ¥0 million ($0 thousand), respectively, and they are included in “other income (expense)” in the consolidated statements of income, and “other” in net cash provided by operating activities in the consolidated statements of cash flows.

Proceeds from the sale of available-for-sale equity securities for the years ended March 31, 2005, 2006 and 2007 were ¥1,428 million, ¥2,977 million and ¥0 million ($0 thousand), respectively. For the year ended March 31, 2007, Advantest recognized impairment losses of ¥200 million ($1,694 thousand) on available-for-sale equity securities, which were considered other-than-temporarily impaired and wrote them down to the fair value.

Gross unrealized losses on available-for-sale equity securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2007, were as follows:

	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	Yen (Millions)
Noncurrent:
Available-for-sale:
Equity securities	43	10	—	—

	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	U.S. dollars (Thousands)
Noncurrent:
Available-for-sale:
Equity securities	364	85	—	—

Advantest maintains non-marketable investment securities, which are recorded at cost. The carrying amounts of non-marketable investment securities were ¥3,298 million and ¥3,200 million ($27,107 thousand) at March 31, 2006 and 2007, respectively. Advantest has not estimated the fair value of non-marketable equity securities in the amount of ¥3,298 million and ¥3,100 million ($26,260 thousand) at March 31, 2006 and 2007, respectively, since it is not practicable to estimate the fair value of the investments and Advantest did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of the investments. It is not practicable to estimate the fair value of the investments in non-marketable investment securities because of the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that have impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, is other than temporary. If the impairment is other than temporary, Advantest recognizes an impairment loss.

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

Advantest had foreign exchange forward contracts to exchange currencies among Japanese yen, U.S. dollars and Euro at March 31, 2006 and 2007. The notional amounts of these contracts were ¥10,929 million at March 31, 2006 and ¥5,355 million ($45,362 thousand) at March 31, 2007. The fair values of these contracts at March 31, 2006 and 2007 are shown in Note (10) to the consolidated financial statements. These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133. Changes in the fair value are recognized in earnings under the caption of “other income (expense)”.

(10) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2006 and 2007, except for cash and cash equivalents, trade receivables, other current assets, trade accounts payable and accrued expenses for which fair value approximate their carrying amounts. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	2006		2007
	Carrying amount	Fair value	Carrying amount	Fair value
	Yen (Millions)
Financial assets:
Investment securities for which it is:
Practicable to estimate fair value	¥8,975	8,975	¥8,270	8,270
Not practicable to estimate fair value	3,298	—	3,100	—
Foreign exchange forward contracts	57	57	51	51
Financial liabilities:
Foreign exchange forward contracts	15	15	—	—
Long-term debt including current portion	40	43	10	10

	2007
	Carrying amount	Fair value
	U.S. Dollars (Thousands)
Financial assets:
Investment securities for which it is:
Practicable to estimate fair value	$70,055	70,055
Not practicable to estimate fair value	26,260	—
Foreign exchange forward contracts	432	432
Financial liabilities:
Foreign exchange forward contracts	—	—
Long-term debt including current portion	85	85

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

Foreign exchange forward contracts: The fair value of foreign exchange forward contracts are estimated by obtaining quotes from financial institutions.

(11) Leases—Lessor

Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation under operating leases as of March 31, 2006 and 2007 were as follows:

	2006	2007	2007
	Yen (Millions)		U.S. Dollars (Thousands)
Machinery and equipment	¥9,687	11,330	$95,976
Less accumulated depreciation	4,890	6,162	52,198

	¥4,797	5,168	$43,778

Depreciation of machinery and equipment held under operating leases are included with depreciation expense. These assets are included in property, plant and equipment.

Future minimum lease income under noncancelable operating leases as of March 31, 2007 is as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2008	¥1,757	$14,884
2009	276	2,338
2010	58	491
2011	17	144
2012	1	8

Total minimum lease income	¥2,109	$17,865

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(12) Leases—Lessee

Tangible and intangible assets under capital leases at March 31, 2006 and 2007 were insignificant.

Advantest also has several noncancelable operating leases, primarily for office space and office equipment. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2005, 2006 and 2007 was ¥1,423 million, ¥1,408 million and ¥1,494 million ($12,656 thousand), respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2007 are as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2008	¥326	$2,762
2009	153	1,296
2010	73	618
2011	5	42
2012	5	42
Thereafter	12	102

Total minimum lease payments	¥574	$4,862

(13) Short-Term and Long-Term Debt

Long-term debt at March 31, 2006 and 2007 consists of the following:

	2006	2007	2007
	Yen (Millions)		U.S. Dollars (Thousands)
Unsecured borrowings, due 2006 to 2008 with annual interest rates ranging from 1.05% to 4.125%	¥40	10	$85
Total long-term debt	40	10	85
Less current portion	30	10	85

Long-term debt, excluding current portion	¥10	—	$—

The aggregate maturities of long-term debt for each of the five years subsequent to March 31, 2007 are as follows:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2008	¥10	$85

Total long-term debt	¥10	$85

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Income Taxes

The components of income before income taxes and equity in earnings (loss) of affiliated company and provision (benefit) for income taxes as shown in the consolidated statements of income are as follows:

	2005	2006	2007	2007
	Yen (Millions)			U.S. Dollars (Thousands)
Income before income taxes and equity in earnings (loss) of affiliated company:
The Company and domestic subsidiaries	¥47,020	54,877	45,229	$383,135
Foreign subsidiaries	14,788	12,577	15,861	134,358

	¥61,808	67,454	61,090	$517,493

	2005	2006	2007	2007
	Yen (Millions)			U.S. Dollars (Thousands)
Provision (benefit) for income taxes:
Current:
The Company and domestic subsidiaries	¥5,719	19,831	14,227	$120,517
Foreign subsidiaries	4,471	5,244	3,911	33,130
Deferred:
The Company and domestic subsidiaries	13,424	747	8,665	73,401
Foreign subsidiaries	116	258	(1,283)	(10,868)

	¥23,730	26,080	25,520	$216,180

The Company and its domestic subsidiaries are subject to a corporate tax of 30%, an inhabitant’s tax of between 18.1% and 20.7% and a deductible business tax of between 7.2% and 10.1%, which in the aggregate resulted in a statutory income tax rate of 40.3% for the years ended March 31, 2005, 2006 and 2007.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2005	2006	2007
Statutory tax rate	40.3%	40.3%	40.3%
Increase (decrease) in income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rate from the statutory rate in Japan	(2.3)	(1.8)	(2.8)
Tax credits earned	(1.4)	(3.8)	(5.0)
Expenses not deductible for tax purposes	1.7	1.3	0.7
Undistributed earnings of foreign subsidiaries	—	2.2	11.0
Change in valuation allowance	(0.3)	(0.0)	(2.1)
Other, net	0.4	0.5	(0.3)

	38.4%	38.7%	41.8%

In 2007, Advantest has recognized additional deferred tax liabilities on undistributed earnings of certain foreign subsidiaries since it changed the dividend policy to have earnings from those subsidiaries remitted in the form of dividends in the future periods.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2007 are presented below.

	2006	2007	2007
	Yen (Millions)		U.S. Dollars (Thousands)
Deferred tax assets:
Inventories	¥4,379	3,343	$28,319
Accrued warranty expenses	1,696	1,532	12,978
Accrued pension and severance cost	4,970	3,303	27,980
Accrued expenses	4,891	4,502	38,136
Research and development expenses capitalized for tax purposes	1,361	1,701	14,409
Operating loss carryforwards	330	421	3,566
Property, plant and equipment and intangible assets	1,528	2,506	21,228
Tax credits	18	330	2,795
Other	5,184	3,690	31,258

Total gross deferred tax assets	24,357	21,328	180,669
Less valuation allowance	1,263	—	—

Net deferred tax assets	23,094	21,328	180,669

Deferred tax liabilities:
Net unrealized gains on marketable securities	1,807	1,563	13,240
Undistributed earnings of foreign subsidiaries	1,467	8,160	69,123
Other	46	36	305

Total gross deferred tax liabilities	3,320	9,759	82,668

Net deferred tax assets	¥19,774	11,569	$98,001

Included in other current liabilities and other liabilities are deferred tax liabilities of ¥1,312 million, ¥336 million ($2,846 thousand) at March 31, 2006 and 2007, respectively.

The net changes in the valuation allowance for the years ended March 31, 2005, 2006 and 2007 were an increase of ¥876 million and decreases of ¥1,762 million, and ¥1,263 million ($10,699 thousand), respectively.

Net operating loss carryforwards utilized during the years ended March 31, 2005, 2006 and 2007 were ¥31,132 million, ¥777 million and ¥486 million ($4,117 thousand), respectively.

At March 31, 2007, Advantest had net operating loss carried forwards for income tax purposes of ¥1,046 million ($8,861 thousand) which are available to reduce future income taxes, if any. These operating losses will expire starting from the year ending March 31, 2013 through the year ending March 31, 2014.

Management intends to reinvest certain undistributed earnings of its foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liability has been recognized on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future, aggregating ¥25,639 million ($217,188 thousand) at March 31, 2007. The related deferred tax liability would have been ¥1,111 million ($9,411 thousand) at March 31, 2007.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At March 31, 2007, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥11,569 million ($98,001 thousand). Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences at March 31, 2007. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect on its consolidated financial position and results of operations could be significant.

(15) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss), net of tax, for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Foreign currency translation adjustments	Net unrealized gains (losses) on securities, net of tax	Minimum pension liability adjustments, net of tax	Pension related adjustment, net of tax	Accumulated other comprehensive income (loss)
	Yen (Millions)
Balance at April 1, 2004	¥(8,087)	1,422	(1,396)	—	(8,061)
Change during the year	1,635	1,086	1,396	—	4,117
Reclassification adjustments for realized portion	—	(934)	—	—	(934)

	1,635	152	1,396	—	3,183

Balance at March 31, 2005	¥(6,452)	1,574	—	—	(4,878)
Change during the year	5,074	1,862	—	—	6,936
Reclassification adjustments for realized portion	—	(714)	—	—	(714)

	5,074	1,148	—	—	6,222

Balance at March 31, 2006	¥(1,378)	2,722	—	—	1,344
Change during the year	1,123	(362)	—	—	761
Reclassification adjustments for realized portion	—	(0)	—	—	(0)
Adjustment to initially apply SFAS 158	—	—	—	1,547	1,547

	1,123	(362)	—	1,547	2,308

Balance at March 31, 2007	¥(255)	2,360	—	1,547	3,652

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Foreign currency translation adjustments	Net unrealized gains (losses) on securities, net of tax	Minimum pension liability adjustments, net of tax	Pension related Adjustment, net of tax	Accumulated other comprehensive income (loss)
	U.S. Dollars (Thousands)
Balance at March 31, 2006	$(11,673)	23,058	—	—	11,385
Change during the year	9,513	(3,066)	—	—	6,447
Reclassification adjustments for realized portion	—	(0)	—	—	(0)
Adjustment to initially apply SFAS 158	—	—	—	13,104	13,104

	9,513	(3,066)	—	13,104	19,551

Balance at March 31, 2007	$(2,160)	19,992	—	13,104	30,936

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	Yen (Millions)
Year ended March 31, 2005:
Foreign currency translation adjustments	¥1,635	—	1,635
Net unrealized gains on securities:
Net unrealized gains arising during the year	1,360	(274)	1,086
Less reclassification adjustments for net gains realized in earnings	(934)	—	(934)

Net unrealized gains	426	(274)	152
Minimum pension liability adjustments	2,339	(943)	1,396

Other comprehensive income (loss)	¥4,400	(1,217)	3,183

Year ended March 31, 2006:
Foreign currency translation adjustments	¥5,074	—	5,074
Net unrealized gains on securities:
Net unrealized gains arising during the year	3,119	(1,257)	1,862
Less reclassification adjustments for net gains realized in earnings	(1,076)	362	(714)

Net unrealized gains	2,043	(895)	1,148
Other comprehensive income (loss)	¥7,117	(895)	6,222

Year ended March 31, 2007:
Foreign currency translation adjustments	¥1,123	—	1,123
Net unrealized gains on securities:
Net unrealized gains arising during the year	(607)	245	(362)

Other comprehensive income (loss)	¥516	245	761

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	U.S. Dollars (Thousands)
Year ended March 31, 2007:
Foreign currency translation adjustments	$9,513	—	9,513
Net unrealized gains on securities:
Net unrealized gains arising during the year	(5,142)	2,076	(3,066)

Other comprehensive income (loss)	$4,371	2,076	6,447

(16) Stock-Based Compensation

Advantest has stock-based compensation plans using stock options or detachable warrants as incentive plans for directors and selected employees.

On October 1, 2006, a two for one stock split was made to shares of the common stock. The number of shares and exercise prices are disclosed based on the number and price after such stock split.

In February 2001, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriter and distributed such warrants to directors and selected employees of the Company and its subsidiaries. By exercising a warrant, directors and selected employees could purchase the shares of the Company, the number of which was 639,000 shares at the exercise price of ¥7,009 for the warrant issued in February 2001. The warrants were granted with an exercise price equal to 1.05 times the closing price of the Company’s shares traded on the Tokyo Stock Exchange on the date of the grant. Under the plan, 3,195 warrants in February 2001 was issued. The warrants vested fully immediately, and were exercisable up to 4 years from the date of grant. For financial reporting purposes, this transaction was accounted for as the issuance of debt to third parties and separately as the issuance of the warrant to directors and employees. All unexercised warrants issued expired in accordance with their original terms during the year ended March 31, 2005.

In July 2002, stock options were issued to directors, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 1,470,000. Options were granted with an exercise price of ¥4,074 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2003.

In April 2003, stock options were issued to a director and certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 28,000. Options were granted with an exercise price of ¥4,074 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant, and (3) the exercise price at which the July 2002 options were granted. The options have an exercise period of no later than March 31, 2007 and are exercisable from May 1, 2003.

In June 2003, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The number of granted shares totaled 1,468,000. Options were granted with an exercise price of ¥2,580 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2004.

In August 2003, January 2004 and March 2004, stock options were issued to a director and certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 12,000, 14,000 and 6,000, respectively. Options were granted with exercise prices of ¥4,045, ¥4,610 and ¥4,275 per share, respectively, those are equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant, and (3) the exercise price at which the June 2003 options were granted. All of the options have an exercise period of 4 years and are exercisable from April 1, 2004.

In July 2004, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 1,522,000. Options were granted with an exercise price of ¥3,732 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2005.

In November 2004, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 8,000. Options were granted with an exercise price of ¥3,732 per share that is equal to the exercise price of the July 2004 options. The options have an exercise period of 4 years and are exercisable from April 1, 2005.

In April 2005, stock options were issued to certain employees of the Company and its foreign subsidiary under a stock option plan approved by the Board of Directors. The number of granted shares totaled 8,000. Options were granted with an exercise price of ¥3,732 per share that is equal to the exercise price of the July 2004 options. The options have an exercise period of 4 years and are exercisable from April 1, 2005.

In July 2005, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 1,518,000. Options were granted with an exercise price of ¥4,300 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2006.

In December 2005, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 16,000. Options were granted with an exercise price of ¥4,300 per share that is equal to the exercise price of the July 2005 options. The options have an exercise period of 4 years and are exercisable from April 1, 2006.

In February 2006, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 3,980. Options were

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

granted with an exercise price of ¥6,702 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥4,300 per share that is equal to the exercise price of the July 2005 options. The options have an exercise period of 4 years and are exercisable from April 1, 2006.

In July 2006, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 1,578,000. Options were granted with an exercise price of ¥5,880 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2007.

In December 2006, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 8,000. Options were granted with an exercise price of ¥6,218 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥5,880 per share that is equal to the exercise price of the July 2005 options. The options have an exercise period of 4 years and are exercisable from April 1, 2007.

The exercise price of the stock options is subject to adjustment, if there is a stock split or consolidation of shares, or if new shares are issued or treasury stocks are sold at a price that is less than the market price.

Stock option activity during the years ended March 31, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	3,545,000	¥3,987	4,128,000	¥3,511	3,857,980	¥3,828
Granted	1,530,000	3,732	1,545,980	4,304	1,586,000	5,882
Exercised	(304,000)	2,816	(1,816,000)	3,512	(1,006,000)	3,877
Expired	(643,000)	6,991	—	—	—	—
Forfeited	—	—	—	—	(140,000)	3,582

Outstanding at end of year	4,128,000	3,511	3,857,980	3,828	4,297,980	4,582

Exercisable at end of year	2,598,000	¥3,380	2,320,000	¥3,511	2,713,980	¥3,824

Stock based compensation expense recognized were ¥2,290 million, ¥1,884 million and ¥2,566 million ($21,737 thousand) were included in selling, general and administrative expenses for the years ended March 31, 2005, 2006 and 2007, respectively. The recognized tax benefit related was ¥697 million ($5,904 thousand) for the year ended March 31, 2007 due to a change in the Japanese tax law effective April 1, 2006.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The weighted average fair value per share for stock options that were granted during the years ended March 31, 2005, 2006 and 2007 were ¥1,497, ¥1,219 and ¥1,476 ($13), respectively. These figures were calculated based on the Black Scholes option pricing model by using the following weighted average estimates:

	2005	2006	2007
Expected dividend yield	0.5%	0.5%	0.5%
Risk free interest rate	0.6%	0.4%	1.1%
Volatility	56.6%	51.0%	35.7%
Expected life	4 years	2.4 years	3.1 years

Cash proceeds from option exercises under the Company’s stock option plans for the years ended March 31, 2005, 2006 and 2007 was ¥ 937 million, ¥ 6,377 million and ¥3,906 million ($33,088 thousand), respectively. The total fair value of shares vested during the years ended March 31, 2005, 2006 and 2007 was ¥ 1,946 million, ¥ 2,300 million and ¥2,102 million ($17,806 thousand), respectively. The total intrinsic values of options exercised for the years ended March 31, 2005, 2006 and 2007 was ¥ 385 million, ¥ 4,893 million and ¥1,967 million ($16,662 thousand), respectively.

At March 31, 2007, all of the outstanding stock options were as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
¥ 2,580	446,000	¥2,580	1.0 years	446,000	¥2,580	1.0 years
3,732 - 4,610	2,264,000	4,064	2.6 years	2,264,000	4,064	2.6 years
5,880-6,702	1,587,980	5,884	4.0 years	3,980	6,702	3.0 years

	4,297,980	4,582	2.9 years	2,713,980	3,824	2.3 years

The aggregate intrinsic values of stock options outstanding and exercisable at March 31, 2007 were ¥3,822 million ($32,376 thousand) and ¥3,822 million ($32,376 thousand), respectively.

(17) Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have unfunded retirement and severance plans. On terminating employment, substantially all employees of the Company and certain subsidiaries are entitled to lump-sum payments.

The Company and its subsidiaries also had a contributory defined benefit retirement and severance plan covering substantially all employees. The contributory plan mainly represents the Employees’ Pension Fund (“EPF”) plan, composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue No. 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

On March 31, 2007, Advantest adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 requires Advantest to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized actuarial loss, and unrecognized prior service cost, all of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to Advantest’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS 158.

The incremental effects of adopting the provisions of SFAS 158 on the accompanying consolidated balance sheet at March 31, 2007 are presented in the following table.

	Before application of SFAS 158	Adjustments	After application of SFAS 158
	Yen (Millions)
Deferred tax assets	¥3,733	(1,043)	2,690
Accrued pension and severance cost	(10,857)	2,590	(8,267)
Accumulated other comprehensive income	(2,105)	(1,547)	(3,652)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Information about the retirement and severance plans of Advantest for the years ended March 31 are as follows:

	2005	2006	2007	2007
	Yen (Millions)			U.S. Dollars (Thousands)
Components of net periodic benefit cost:
Service cost	¥1,710	1,843	1,401	$11,868
Interest cost	853	565	601	5,091
Expected return on plan assets	(583)	(478)	(645)	(5,464)
Amortization of unrecognized:
Net actuarial (gain) or loss	547	249	74	627
Prior service (benefit) cost	(144)	(229)	(224)	(1,898)
Settlement loss	2,799	—	—	—

Net periodic benefit cost	¥5,182	1,950	1,207	$10,224

The following table sets forth the plans’ benefit obligation, fair value of plan assets, funded status at March 31, 2006 and 2007.

	2006	2007	2007
	Yen (Millions)		U.S. Dollars (Thousands)
Change in benefit obligation:
Balance at beginning of year	¥28,687	30,971	$262,355
Service cost	1,843	1,401	11,868
Interest cost	565	601	5,091
Actuarial (gain) or loss	289	241	2,041
Benefits paid	(413)	(329)	(2,787)
Other	—	(340)	(2,880)

Balance at end of year	30,971	32,545	275,688

Change in plan assets:
Balance at beginning of year	15,922	21,507	182,185
Employer contributions	2,075	1,927	16,324
Actual return on plan assets	3,736	1,055	8,937
Benefits paid	(226)	(211)	(1,787)

Balance at end of year	21,507	24,278	205,659

Funded status	(9,464)	(8,267)	(70,030)
Unrecognized prior service cost (benefit)	(3,253)	—	—
Unrecognized net actuarial loss	425	—	—

Amount recognized	¥(12,292)	(8,267)	$(70,030)

Pension related adjustments (net of tax) recognized in accumulated other comprehensive income (loss) at March 31, 2007 consist of:

	Yen (Millions)	U.S. Dollars (Thousands)
Actuarial loss	¥(78)	$(661)
Prior service benefit	1,625	13,765

	1,547	13,104

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follow:

	Yen (Millions)	U.S. Dollars (Thousands)
Actuarial loss	¥60	$508
Prior service benefit	(211)	(1,787)

	(151)	(1,279)

Pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2006 and 2007 are summarized as follows:

	2006	2007	2007
	Yen (Millions)		U.S. Dollars (Thousands)
Projected benefit obligation	¥30,971	32,545	$275,688
Accumulated benefit obligation	28,965	31,433	266,269
Fair value of plan assets	21,507	24,278	205,659

Other information about the retirement and severance plans of Advantest is as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

	2006	2007
Weighted-average assumptions used to determine benefit obligations as of March 31:
Discount rate	2.0%	2.1%
Rate of compensation increase	3.1%	3.0%

	2005	2006	2007
Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:
Discount rate	2.0%	2.0%	2.0%
Expected return on plan assets	3.0%	3.0%	3.0%
Rate of compensation increase	3.3%	3.1%	3.1%

Advantest determines the expected return based on the asset portfolio, historical returns and estimated future returns.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Plan assets:

Advantest’s domestic benefit plans’ weighted-average asset allocation at March 31, 2006 and 2007 by asset category are as follows:

	2006	2007
Equity securities	67.7%	66.2%
Debt securities	22.1	23.1
Cash	2.5	2.3
Life insurance company general accounts	7.7	8.4

	100.0%	100.0%

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

Cash flows:

Advantest expects to contribute ¥2,223 million ($18,831 thousand) to its domestic defined benefit plans during the year ending March 31, 2008.

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected:

Year ending March 31	Yen (Millions)	U.S. Dollars (Thousands)
2008	¥572	$4,845
2009	616	5,218
2010	695	5,887
2011	755	6,396
2012	904	7,658
2013 through 2017	4,912	41,610

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2005, 2006 and 2007 are as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2004	199,566,770	3,015,490

Purchase of shares	—	12,008,580
Exercise of stock options	—	(304,000)
Sale of shares	—	(530)

Number of shares as of March 31, 2005	199,566,770	14,719,540

Purchase of shares	—	10,196
Exercise of stock options	—	(1,816,000)
Sale of shares	—	(264)

Number of shares as of March 31, 2006	199,566,770	12,913,472

Purchase of shares	—	11,135
Exercise of stock options	—	(1,006,000)
Sale of shares	—	(2,122)

Number of shares as of March 31, 2007	199,566,770	11,916,485

Based on the resolution of Board of Directors on July 26, 2006, the Company made a two-for-one stock split on October 1, 2006, for stockholders of record as of September 30, 2006. All share and per share information has been adjusted to reflect the stock split.

The Corporation Law of Japan provides that an amount equal to 10% of distributions paid by the Company shall be appropriated as additional paid-in capital or a legal reserve until the total amount of the additional paid-in capital and the legal reserve equals to 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Cash dividends for the years ended March 31, 2005, 2006 and 2007 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for a dividend of ¥32.5 ($0.28) per share, aggregating ¥6,099 million ($51,665 thousand) for the second-half of the year ended March 31, 2007, subsequently proposed by the Board of Directors.

The amount available for dividends is determined under the Corporation Law of Japan and amounted to ¥151,734 million ($1,285,337 thousand) at March 31, 2007.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(19) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period. Changes in accrued warranty expenses for the years ended March 31, 2005, 2006 and 2007 were summarized as follows:

	2005	2006	2007	2007
	Yen (Millions)			U.S. Dollars (Thousands)
Balance at beginning of year	¥3,121	4,090	4,776	$40,457
Addition	6,087	7,645	7,307	61,899
Utilization	(5,174)	(7,035)	(7,949)	(67,336)
Translation adjustments	56	76	1	8

Balance at end of year	¥4,090	4,776	4,135	$35,028

(20) Operating Segment and Geographic Information

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products. In accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, Advantest has three operating and reportable segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others. These operating segments are determined based on the nature of the products and the markets.

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC semiconductors for non memory semiconductor devices. The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others. Fundamental research and development activities and headquarters functions are represented by Corporate.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Operating segment information during the years ended March 31, 2005, 2006 and 2007 are as follows:

	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
	Yen (Millions)
As of and for the year ended March 31, 2005:
Net sales to unaffiliated customers	¥173,938	45,821	19,680	—	239,439
Inter-segment sales	6,747	574	—	(7,321)	—

Sales	180,685	46,395	19,680	(7,321)	239,439
Depreciation and amortization	3,225	1,220	3,361	479	8,285
Operating income (loss) before stock option compensation expenses and net gain on settlement of substitutional portions of EPF	50,624	13,662	3,402	(7,996)	59,692
Adjustments:
Net gain on settlement of substitutional portions of EPF					3,317
Stock based compensation expense					2,290

Operating income					60,719
Expenditures for additions to long- lived assets	2,431	654	5,709	554	9,348
Total assets	¥86,104	22,587	16,197	171,881	296,769

As of and for the year ended March 31, 2006:
Net sales to unaffiliated customers	¥187,136	47,724	19,062	—	253,922
Inter-segment sales	4,279	536	—	(4,815)	—

Sales	191,415	48,260	19,062	(4,815)	253,922
Depreciation and amortization	2,993	1,058	3,680	544	8,275
Operating income (loss) before stock option compensation expenses	57,517	11,966	3,853	(6,994)	66,342
Adjustment:
Stock based compensation expense					1,884

Operating income					64,458
Expenditures for additions to long- lived assets	2,649	1,177	4,203	294	8,323
Total assets	94,745	27,444	16,722	211,865	350,776

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
	Yen (Millions)
As of and for the year ended March 31, 2007:
Net sales to unaffiliated customers	¥164,899	51,801	18,312	—	235,012
Inter-segment sales	2,916	224	—	(3,140)	—

Sales	167,815	52,025	18,312	(3,140)	235,012
Depreciation and amortization	2,812	1,241	3,710	451	8,214
Operating income (loss) before stock option compensation expenses	48,608	13,647	2,870	(5,767)	59,358
Adjustment:
Stock based compensation expense					2,566

Operating income					56,792
Expenditures for additions to long- lived assets	3,173	1,145	3,533	485	8,336
Total assets	84,962	24,256	15,163	241,993	366,374

	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
	U.S. Dollars (Thousands)
As of and for the year ended March 31, 2007:
Net sales to unaffiliated customers	$1,396,858	438,805	155,121	—	1,990,784
Inter-segment sales	24,701	1,898	—	(26,599)	—

Sales	1,421,559	440,703	155,121	(26,599)	1,990,784
Depreciation and amortization	23,820	10,512	31,428	3,821	69,581
Operating income (loss) before stock option compensation expenses	411,757	115,604	24,312	(48,852)	502,821
Adjustment:
Stock based compensation expense					21,737

Operating income					481,084
Expenditures for additions to long- lived assets	26,878	9,699	29,929	4,108	70,614
Total assets	719,712	205,472	128,446	2,049,919	3,103,549

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expenses and net gain on settlement of substitutional portions of EPF for management’s analysis of business segment results.

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

One customer and its related entities mainly in the semiconductor and component test system segment and the mechatronics system segment accounted for approximately 6%, 7% and 11% of total consolidated net sales for the years ended March 31, 2005, 2006 and 2007, respectively. Another customer accounted for approximately 15%, 17% and 4% for the years ended March 31, 2005, 2006 and 2007, respectively.

Information as to Advantest’s net sales and long-lived assets in various geographical areas is as follows:

Net sales to unaffiliated customers for the years ended March 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007	2007
	Yen (Millions)			U.S. Dollars (Thousands)
Japan	¥60,025	81,140	72,834	$616,976
Americas	23,024	25,516	10,158	86,048
Europe	12,270	14,558	11,238	95,197
Asia	144,120	132,708	140,782	1,192,563

Total	¥239,439	253,922	235,012	$1,990,784

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia are generated in Taiwan, Korea and China and others in the amount of ¥51,774 million, ¥39,767 million and ¥52,579 million for the year ended March 31, 2005, ¥54,391 million, ¥35,754 million and ¥42,563 million for the year ended March 31, 2006, and ¥63,098 million ($534,502 thousand), ¥51,177 million ($433,520 thousand) and ¥26,507 million ($224,541 thousand) for the year ended March 31, 2007, respectively. Substantially all net sales indicated as Americas are generated in the United States of America.

Long-lived assets as of March 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007	2007
	Yen (Millions)			U.S. Dollars (Thousands)
Japan	¥50,096	47,661	45,940	$389,157
Americas	1,153	1,222	1,093	9,259
Europe	427	667	620	5,252
Asia	2,778	4,101	5,098	43,185

Total	¥54,454	53,651	52,751	$446,853

Long-lived assets are those assets located in each geographic area.

There is no individually material country with respect to long-lived assets outside Japan. Substantially all long-lived assets indicated as Americas are located in the United States of America. Significant portion of long-lived assets in Asia are located in Singapore.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(21) Related Party Transactions

Advantest sells products to and purchases raw materials from Fujitsu Limited, its 10.7% stockholder as of March 31, 2007 and its group companies (collectively “Fujitsu”). The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various software products for internal use, information system related services, research and development materials and services from Fujitsu. Advantest had the following transactions with Fujitsu as of and for the years ended March 31:

	2005	2006	2007	2007
	Yen (Millions)			U.S. Dollars (Thousands)
Sales of products	¥2,933	3,618	4,104	$34,765
Purchases of raw materials	9,500	10,378	8,929	75,637
Receivables	1,552	3,100	1,161	9,835
Payables	4,648	4,392	4,519	38,280
Purchases of software, hardware and others	235	201	227	1,923
Research and development expenses, computer rentals, maintenance and other expenses	1,786	1,569	2,382	20,178
Investment	—	—	90	762

Advantest invested ¥90 million in common stock and class stock of e-Shuttle, Inc, one of Fujitsu’s newly created group companies during the year ended March 31, 2007. Advantest holds approximately 35% of common stock of e-Shuttle, Inc.

(22) Per Share Data

On October 1, 2006, a two for one stock split was made to shares of the common stock. Basic and diluted net income per share has been calculated based on the number of issued and outstanding shares after such stock split for all fiscal periods presented.

The following table sets forth the computation of basic and diluted net income per share as of March 31:

	2005	2006	2007	2007
	Yen (Millions) except for per share data			U.S. Dollars (Thousands) except for per share data
Numerator:
Net income	¥38,078	41,374	35,556	$301,194

Denominator:
Basic weighted average shares of common stock outstanding	195,500,690	185,389,026	187,128,842
Dilutive effect of exercise of stock options	520,788	994,054	1,141,846

Diluted weighted average shares of common stock outstanding	196,021,478	186,383,080	188,270,688

Basic net income per share	¥194.77	223.17	190.01	$1.61
Diluted net income per share	194.25	221.98	188.85	1.60

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2005, 2006 and 2007, Advantest had outstanding stock options exercisable into 14,000, 3,980 and 11,980 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(23) Concentrations of credit risk

Advantest is exposed to credit risk in the event of default by financial institutions to cash and cash equivalents, but such risk is considered mitigated by the high credit rating of the financial institutions.

At March 31, 2006 and 2007, Advantest has one customer and two customers with significant receivables, respectively. Receivables from these customers accounted for 11% and 26% of consolidated trade receivables at March 31, 2006 and 2007, respectively. Although Advantest does not expect that the customer will fail to meet its obligations, Advantest is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

(24) Commitments and Contingent Liabilities

Advantest provides guarantees to third parties mainly for customers lease obligations. Advantest would be required to satisfy customers lease obligations in the event of default. The maximum amount of undiscounted payments is ¥108 million ($915 thousand) at March 31, 2007. The guarantees are collateralized by the leased equipment. At March 31, 2007, Advantest has not accrued any obligation with respect to such guarantees as it estimates the fair value of its obligations to be insignificant.

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

Commitments outstanding for the purchase of property, plant and equipment and other assets totaled ¥1,024 million ($8,674 thousand) at March 31, 2007.

(25) Subsequent Event

On April 25, 2007, the Board of Directors of the Company approved a plan to repurchase up to 3.6 million shares of the Company’s common stock at a cost up to ¥20,000 million ($169,420 thousand) for the period from April 26, 2007 to June 20, 2007.

Such repurchases are intended to ensure flexible capital strategy responding to changes of business environment. Common stock repurchased in the Tokyo Stock Exchange between May 7, 2007 and May 17, 2007 under the aforementioned plan was 3.6 million shares at a cost of ¥19,111 million ($161,889 thousand).

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)*

1.2	Regulations of the Board of Directors of the Registrant (English translation)**

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Share Handling Regulations of the Registrant (English translation)**

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts***

2.3	Form of Amendment No. 1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and all holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt****

2.4	Form of ADR (included in Exhibit 2.3)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions*****

12.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consents of Independent Registered Public Accounting Firm

*	Incorporated by reference to the Company’s report on Form 6-K filed with the SEC on October 27, 2006 (file no. 1-15236).
**	Incorporated by reference to the Company’s annual report on Form 20-F filed with the SEC on June 28, 2006 (file no. 1-15236).
***	Incorporated by reference to the Company’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
****	Incorporated by reference to the Post Effective Amendment to the Company’s registration statement on Form F-6 Filed with the SEC on September 12, 2006 (file no. 333-13886).
*****	Incorporated by reference to the Company’s annual report on Form 20-F filed with the SEC on June 29, 2004 (file no. 1-15236).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANTEST CORPORATION

By:	/S/ YUICHI KURITA
Name:	Yuichi Kurita
Title:	Director and Managing Executive Officer

Date: June 28, 2007