Form 20-F
period 2008-03-31
ADVANTEST CORP
filed 2008-06-26
CIK 1158838

As filed with the Securities and Exchange Commission on June 26, 2008

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Shin-Marunouchi Center Building

1-6-2, Marunouchi

Chiyoda-ku

Tokyo 100-0005

Japan

(Address of principal executive offices)

Yuichi Kurita, (81-3) 3214-7500, (81-3) 3214-7711,

Shin-Marunouchi Center Building

1-6-2, Marunouchi

Chiyoda-ku

Tokyo 100-0005

Japan

(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 178,726,049 Common Stock at March 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2007” refers to the twelve-month period ended March 31, 2008. All other references to years refer to the applicable calendar year.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥100.19. This was the approximate exchange rate in Japan on March 31, 2008.

ii

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A.	SELECTED FINANCIAL DATA

You should read the U.S. GAAP selected consolidated financial information presented below together with “Operating and Financial Review and Prospects” and Advantest’s consolidated financial statements as of March 31, 2007 and 2008 and for each of the years in the three year period ended March 31, 2008, together with the notes to such financial statements, included elsewhere in this annual report.

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2005, fiscal 2006 and fiscal 2007 were included in its Japanese Securities Reports filed with the Director General of the Kanto Local Finance Bureau.

	Year ended March 31,
	2004	2005	2006	2007	2008	2008
	(in millions, except per share and share data)					(thousands, except per share and share data)
Consolidated Statement of Income Data:(4)
Net sales	¥174,218	¥239,439	¥253,922	¥235,012	¥182,767	$1,824,204
Operating income	30,960	60,719	64,458	56,792	22,716	226,729
Income before income taxes and equity in earnings (loss) of affiliated company	28,878	61,808	67,454	61,090	23,533	234,884
Net income	17,329	38,078	41,374	35,556	16,550	165,186
Net income per share:
Basic(1)	88.19	194.77	223.17	190.01	90.72	0.91
Diluted(1)	88.01	194.25	221.98	188.85	90.57	0.90
Basic weighted average shares outstanding(1)	196,501,660	195,500,690	185,389,026	187,128,842	182,418,821
Diluted weighted average shares outstanding(1)	196,892,272	196,021,478	186,383,080	188,270,688	182,723,982

	As of March 31,
	2004	2005	2006	2007	2008	2008
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Assets	¥330,808	¥296,769	¥350,776	¥366,374	¥298,684	$2,981,176
Current portion of long-term debt	4,543	20,043	30	10	—	—
Long-term debt, less current portion	20,083	40	10	—	—	—
Common stock	32,363	32,363	32,363	32,363	32,363	323,016
Stockholders’ equity	221,768	206,749	257,927	294,797	254,184	2,537,020

	As of March 31,
	2004	2005	2006	2007	2008	2008
	(in millions, except per share data)					(in thousands)
Other Data:
Capital expenditures	¥5,621	¥9,348	¥8,323	¥8,336	¥14,083	$140,563
Research and development expenses	21,637	26,280	26,927	29,509	30,507	304,491
Net cash provided by operating activities	28,215	90,327	59,480	48,951	24,166	241,202
Net cash used in investing activities	(5,070)	(8,250)	(8,542)	(8,013)	(16,322)	(162,910)
Net cash used in financing activities	(6,376)	(63,036)	(18,336)	(3,662)	(46,770)	(466,813)
Operating margin(2) (4)	17.77%	25.36%	25.38%	24.17%	12.43%
Net income margin(3) (4)	9.95%	15.90%	16.29%	15.13%	9.06%

(1)	On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. Net income per share and average number of shares outstanding for each period presented have been restated to reflect the effects of the stock split.
(2)	Operating income as a percentage of net sales.
(3)	Net income as a percentage of net sales.
(4)	The Company and its domestic subsidiaries changed depreciation method effective April 1, 2007. See Item5.A. for further discussion.

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

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 2003	¥7.5	$0.07
March 31, 2004	12.5	0.12
September 30, 2004	12.5	0.12
March 31, 2005	12.5	0.12
September 30, 2005	12.5	0.12
March 31, 2006	22.5	0.22
September 30, 2006	17.5	0.17
March 31, 2007	32.5	0.32
September 30, 2007	25.0	0.25
March 31, 2008	25.0	0.25

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥100.19. This was the approximate exchange rate in Japan on March 31, 2008.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 20, 2008 was $1.00 = 107.42. Advantest does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended/ending March 31,	At end of period	Average (of month-endrates)	High	Low
	(¥ per $1.00)
2004	¥104.18	112.75	120.55	104.18
2005	107.22	107.28	114.30	102.26
2006	117.48	113.67	120.93	104.41
2007	117.56	116.55	121.81	110.07
2008	99.85	113.61	124.09	96.88
2009 (through June 20, 2008)	107.42	105.80	108.19	100.87

Month ended	High	Low
	(¥ per $1.00)
December 31, 2007	¥114.45	¥109.68
January 31, 2008	109.70	105.42
February 29, 2008	108.15	104.19
March 31, 2008	103.99	96.88
April 30, 2008	104.56	100.87
May 31, 2008	105.52	103.01

3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant demand volatility in the semiconductor industry

Advantest’s business depends largely upon the capital expenditures of semiconductor manufacturers, foundries and test houses. These companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and demand for products incorporating semiconductors. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in test systems, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for test systems, including those of Advantest. In particular, the market for memory semiconductors shows higher demand volatility as compared to non memory semiconductors. In fiscal 2007, 70.6% of Advantest’s net sales from semiconductor and component test systems was derived from the sale of semiconductor test systems for memory semiconductors, a 5.3% increase from 65.3% in fiscal 2006. Accordingly, it still remains over 50%. Any downturns in the memory semiconductor market will therefore be likely to adversely affect Advantest’s business.

The worldwide semiconductor market grew by 18.3% in 2003 as compared to 2002 and grew substantially by 28.0% in 2004. Thereafter, the semiconductor market grew by 6.8%, 8.9% and 3.2% in 2005, 2006 and 2007, respectively. Worldwide sales of memory semiconductors increased by 20.2%, 45.0%, 2.9% and 20.5% in 2003, 2004, 2005 and 2006, respectively, on a year-to-year basis, primarily due to the increase in demand for flash memory semiconductors used in digital consumer products and for DRAM semiconductors used in personal computers. Worldwide sales of memory semiconductors, however, declined slightly by 1.1% in 2007, due to a substantial reduction in capital expenditure by semiconductor manufacturers reflecting a substantial decline in the price of DRAM semiconductors and NAND-type flash memory semiconductors. Also, worldwide sales of non memory semiconductors increased by 17.8% and 23.9% in 2003 and 2004, respectively. Net sales were sluggish after the summer of 2004 due to adjustments of excess inventory by semiconductor manufacturers. However, demand recovered as the adjustment of excess inventory stabilized after the spring of 2005 and the market for personal computers (especially notebooks) and digital consumer devices expanded. Accordingly, net sales of semiconductors increased by 7.9% in 2005, as compared with the previous year. Furthermore, in 2006 and 2007, demand in the consumer market and automobile market stabilized and the data processing market were strong. Accordingly, worldwide sales of non memory semiconductors grew by 5.7% and 4.5% in 2006 and 2007, respectively.

The significant demand volatility of the market for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	the consumer demand for digital consumer products such as flat-panel TVs, DVD recorders, portable audio players and game machines;

•	the demand in personal computer and server industries;

•	the levels of investment in communications infrastructure and trends in the mobile telecommunications industry; and

•	the change in the price of semiconductors.

Advantest recorded an increase of 78.2% in net sales for fiscal 2003 compared to fiscal 2002, and net sales for fiscal 2004 stood at ¥239,439 million, representing a 37.4% increase over fiscal 2003. In fiscal 2005, the adjustment of excess inventory by semiconductor manufacturers ended, net sales increased by 6.0% as compared with the previous fiscal year to ¥253,922 million, and net income achieved ¥41,374 million. Although net sales for the first half of fiscal 2006 continued to remain strong as in fiscal 2005, sales declined mainly as a result of a decrease in the price of semiconductors in the second half of fiscal 2006, and as a result, net sales for the full fiscal 2006 were ¥235,012 million, representing a 7.4% decrease compared to fiscal 2005, and net income decreased by 14.1% as compared to fiscal 2005 to ¥35,556 million. The substantial decline in the price of semiconductors continued from the second half of fiscal 2006 through fiscal 2007 and many semiconductor manufacturers froze or postponed their capital expenditure spending. Reflecting the foregoing, net sales in fiscal 2007 decreased by 22.2%, as compared to fiscal 2006, to ¥182,767 million, and net income decreased by 53.5%, as compared to fiscal 2006, to ¥16,550 million

Accordingly, Advantest believes that its results are significantly impacted by the significant demand volatility of the semiconductor industry. Significant downturns in, among others, the semiconductor industry are likely to therefore adversely affect Advantest’s financial condition and results of operations.

If Advantest does not introduce new products meeting its customers’ technical requirements in a timely manner and at competitive prices, its products will become obsolete and its financial condition and results of operations will suffer

Advantest sells its products to several industries that are characterized by rapid technological changes, the frequent introduction of new products and services, varying and unpredictable product lifecycles and evolving industry standards. Advantest anticipates that future demand for its products will be driven, in large part, by technological innovation in semiconductor technology, which create new testing requirements that are not adequately addressed by currently installed semiconductor test systems. Customer needs in response to these technological innovations include:

•	investment by memory semiconductor manufacturers in facilities that are used to produce memory semiconductors, such as flash memory, DDR2-SDRAM, DDR3-SDRAM and the next generation DDR4-SDRAM;

•	the introduction of non memory semiconductors that incorporate more advanced memory, logic and analog circuits;

•	investment by semiconductor manufacturers in mechatronics related products which transport devices faster, more accurately and more stably;

•	the utilization of testing technologies that employ self-test circuit designs incorporated into semiconductor chips;

•	introduction of mechatronics products that respond to reduced testing time resulting from advances in customers’ back-end testing;

•	prompt response and quick repair in the event of failure; and

•	total solutions that allow customers to reduce their testing costs.

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

The failure of Advantest to meet its customers’ technical requirements at a competitive price or to deliver conforming equipment in a timely manner can result in its products being replaced by equipment of a competitor or an alternative technology solution. Accordingly, Advantest’s inability to provide a product that meets requested performance criteria at an acceptable price when required by its customers would severely damage its reputation with that customer and may adversely affect future sales efforts with respect to that customer.

Advantest faces substantial competition in its businesses and, if Advantest does not maintain or expand its market share, its business may be harmed

Advantest faces substantial competition throughout the world. Advantest’s primary competitors in the semiconductor and component test system market include, among others, Teradyne, Inc., Verigy Ltd., Credence Systems Corporation, Yokogawa Electronic Corporation, EXICON Ltd. and UniTest Inc. In the mechatronics system related market, Advantest also competes with Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing, Inc. in test handler devices, and with TSE Co., Ltd. and Secron Co., Ltd. in device interfaces. In addition, in the services, support and others segment, Advantest has been competing with companies providing similar services. Some of Advantest’s competitors have greater financial and other resources than Advantest.

Advantest faces many challenges in its businesses, including increased pressure from customers to produce semiconductor and component test systems and mechatronics systems that reduce testing costs. To compete effectively and maintain and expand its market share, Advantest must continue to enhance its business processes to lower the cost of its products, as well as introduce enhancements that lower overall testing costs. Advantest also expects its competitors to continue to introduce new products with improvements in price and performance, as well as increase their customer service and support offerings. Significant increases in competition may erode Advantest’s profit margin and weaken its earnings.

Advantest’s product lines are facing significant price pressure

Price pressure in Advantest’s businesses is adversely affecting Advantest’s operating margins. Price pressure with respect to semiconductors continues to grow even during periods when demand, in terms of volume, for semiconductors is increasing, resulting in continuous pressure on the market price for products in the Semiconductor and Component Test System Segment and Mechatronics System Segment. During these periods, semiconductor manufacturers and test houses, which are Advantest’s customers, seek to increase their production capacities while minimizing their capital expenditures. In addition, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on Advantest’s product lines. An increase in price pressure may adversely affect Advantest’s future financial condition and results of operations.

Advantest may not recoup costs incurred in the development of new products

Enhancements to existing products and the development of new generations of products are, in most cases, costly processes. Furthermore, because the decision to purchase semiconductor and component test systems products and mechatronics systems generally involves a significant commitment of capital, the sale of this equipment typically involves a lengthy sales period and requires Advantest to expend substantial funds and sales efforts to secure the sale. Advantest’s enhancements or new generations of products may not generate net sales in excess of development and sales costs if, for example, these new enhancements or products are quickly rendered obsolete by changing customer preferences, the introduction by Advantest’s competitors of products embodying new technologies or features, the introduction by Advantest’s customers of new products that require different testing functions or the failure of the market for Advantest’s customer’s products to grow at the rate, or to the levels, anticipated by Advantest. This risk is believed to be particularly acute with respect to test systems for non memory semiconductors because, in general, new non memory semiconductors product lines are introduced to market more frequently than new memory semiconductor product lines. In some cases, Advantest must anticipate industry trends and develop products in advance of the commercialization of its customers’ products. This requires Advantest to make significant investments in product development well before it determines the commercial viability of these innovations. If Advantest’s customers fail to introduce their devices in a timely manner or the market rejects their devices, Advantest may not recover its investments in product development through sales in significant volume.

The market for Advantest’s major products is highly concentrated, and Advantest may not be able to increase sales of its products because of limited opportunities

The market for test systems for memory semiconductors in the semiconductor and component test system segment is highly concentrated, with a small number of large semiconductor manufacturers, foundries and test houses accounting for a large portion of total sales in the semiconductor test system industry. Advantest believes that this market concentration will become even more severe in the future as larger semiconductor device manufacturers, foundries and test houses acquire smaller semiconductor market participants, and as corporate restructuring, such as elimination and consolidation of businesses, progresses. Advantest’s ability to increase sales will depend in large part upon its ability to obtain or increase orders from large-volume customers.

Advantest’s largest customers currently account for a significant part of its net sales, and the loss of one or more of these customers or changes in their capital expenditures could harm its business

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers, a small number of which currently accounts for a significant portion of its net sales. Sales to Advantest’s largest customer as a percentage of its total sales were approximately 17% in fiscal 2005, approximately 11% in fiscal 2006, and approximately 9% in fiscal 2007. Sales to Advantest’s five largest customers accounted for approximately 41% of total net sales in fiscal 2005, approximately 35% in fiscal 2006 and approximately 32% in fiscal 2007. The loss of one or more of these major customers or changes in their capital expenditures could materially harm Advantest’s business.

Advantest’s dependence on subcontractors and on sole source or a limited number of suppliers for its components and parts may prevent it from delivering an acceptable product on a timely basis

Advantest relies on subcontractors to perform some of the assembly requirements for its products. In addition, many of the components used in Advantest’s semiconductor and component test systems and mechatronics systems are produced by suppliers based on Advantest’s specifications. Advantest’s reliance on these subcontractors and suppliers gives it less control over the manufacturing process and exposes it to significant risks, especially inadequate manufacturing capacity, late delivery, substandard quality, lack of labor availability and high costs. In addition, Advantest depends on sole source or a limited number of suppliers for a portion of its components and parts. Advantest does not maintain long-term supply agreements with most of its suppliers, and it purchases most of its components and parts through individual purchase orders. If suppliers become unable to provide components or parts in the volumes needed and at acceptable prices, Advantest would have to identify and procure acceptable replacements. Furthermore, the markets for semiconductors and other specialized components have, in the past, experienced periods of inadequate supply to meet demand. The process of selecting subcontractors or suppliers and of identifying suitable replacement components and parts is a lengthy process and can result in Advantest being unable to deliver products meeting customer requirements on a timely basis. Advantest has, in the past, been unable to deliver its products according to production schedules due to the inability of suppliers to supply components and parts based on Advantest’s specifications and due to other shortages in components and parts.

Advantest may not fully benefit from the industry-wide adoption of OPENSTAR®

Advantest is encouraging the adoption of OPENSTAR®, an industry-wide, open architecture, because Advantest believes that OPENSTAR® will provide an opportunity for late entrants, such as Advantest, to achieve a stronger entry into the test systems of non memory semiconductors market. This would help increase Advantest’s market share, improve its operation results and expand its customer base.

Even if OPENSTAR® is broadly accepted by the semiconductor industry, the effects of the adoption of OPENSTAR® on Advantest’s business are uncertain. Because OPENSTAR® is an open architecture that can be used by all semiconductor industry participants, an increase in the number of market participants could result in a loss of market share for Advantest. In addition, OPENSTAR® is a standard which, if adopted, will require all test system manufacturers, including Advantest, to re-design their products. These and other uncertainties that can result from the broad acceptance of OPENSTAR® could adversely affect Advantest’s test systems for non memory semiconductors business.

Fluctuations in exchange rates could reduce Advantest’s profitability

The majority of Advantest’s net sales derive from products sold to customers located outside of Japan. Approximately 69% of Advantest’s fiscal 2007 net sales were from products sold to overseas customers. Most of Advantest’s products are manufactured in Japan, but approximately 11% of Advantest’s net sales in fiscal 2007 were made in currencies other than the yen, predominantly the U.S. dollar. A strengthening in the yen relative to foreign currencies (mostly U.S. dollar and in other currencies to a much lesser extent) would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies which could hurt sales in those countries. In addition, significant fluctuations in the exchange rate between the yen and foreign currencies, especially relative to the U.S. dollar, could require Advantest to lower its prices with respect to foreign sales of its products that are priced in yen, and reduce the yen equivalent amounts of its foreign sales for products that are based in U.S. dollars or other foreign currencies, and overall reducing its profitability. These fluctuations could also cause prospective customers to push out or delay orders because of the increased relative cost of Advantest’s products. In the past, there have been significant fluctuations in the exchange rate between the yen and the foreign currencies of countries in which Advantest does business.

The failure by Advantest to meet demand for its products upon a significant expansion in the semiconductor and component test systems and mechatronics system markets may adversely affect its future market share and financial results

If the market for semiconductor and component test systems and mechatronics systems were to suddenly expand, Advantest would require a significant increase in production capabilities, including personnel, in order to fully capitalize on such expansion. The failure of Advantest to adjust to such unanticipated increases in demand for its products during the period of recovery in demand could result in Advantest losing one or more of its existing large-volume customers or losing the opportunity to establish a strong relationship with large-volume customers with which it currently does little or no business. Such failure may adversely affect Advantest’s future market share and its financial results.

If Advantest’s main facilities for research and development, production or information technology systems for all of its businesses, or the facilities of its subcontractors and suppliers, were to experience catastrophic loss, its results of operations would be seriously harmed

Advantest’s main facilities for research and development for its semiconductor and component test systems and mechatronics system segments production, as well as many of Advantest’s service bases, are located in Japan and particularly concentrated in Saitama Prefecture and Gunma Prefecture. In addition, the main system server and parts of the network hub are maintained in system centers approved by the Information System Management System, or ISMS, and local network servers are located in certain operations offices in Japan. Japan suffers from relatively frequent earthquakes.

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

Advantest has prepared itself for crises such as large-scale natural disasters, and each department of Advantest has documented its own disaster procedures and manuals. Furthermore, in order to prevent any disruption of its core businesses, or in case of suspension, to re-start the suspended businesses, including the recovery of important facilities, in the shortest possible time, Advantest has formulated and is implementing a “Business Continuity Plan.” However, if Advantest cannot implement such Business Continuity Plan, or if upon implementation such Business Continuity Plan is not effective, Advantest’s core businesses could be disrupted at a time of crisis, such as large-scale natural disasters, and could take a substantial amount of time to recover.

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with doing business internationally because it sells its products, and purchases parts and components from, around the world. In fiscal 2007, 59.2% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consisted of sales in Taiwan, the People’s Republic of China and Korea, 5.3% from the Americas and 4.8% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the Americas, Europe, and Asian countries including Singapore, Taiwan, the People’s Republic of China and Korea and some of Advantest’s suppliers are also located overseas. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

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

Advantest’s financial condition and results of operations are subject to factors relating to its marketing and sales capabilities and its branding

Advantest’s financial condition and results of operations may be negatively affected by factors relating to its marketing and sales capabilities and its branding, including:

•	the long selling process involved in the sale of semiconductor and component test systems;

•	the relatively small number of total units sold in the semiconductor and component test system market;

•	order cancellations or delays by customers;

•	delays in collection of, or increases in provisions for, accounts receivable due to the financial condition of customers;

•	increases in required provisions for product warranty costs and write-downs of inventory; and

•	any real or perceived decrease in performance and reliability of Advantest products, which leads to a decline in Advantest’s reputation.

Chemicals used by Advantest may become subject to more stringent regulations, and Advantest may be required to incur significant costs in adapting to new requirements

Advantest uses chemicals in the manufacturing of its products, the manufacture, processing and distribution of which are subject to environmental related laws, regulations and rules of Japanese governmental agencies, as well as by various industry organizations and other regulatory bodies in other countries. These regulatory bodies may strengthen existing regulations governing chemicals used by Advantest and may also begin to regulate other chemicals used by Advantest. While Advantest is taking measures to eliminate toxic substances included in parts used to manufacture its products, Advantest uses solder which contains lead for mounting electronic parts and components for its products in order to ensure the reliability of its products as a matter of priority. Further, as a method to cool some of its semiconductor and component test systems, Advantest uses a type of perfluorocarbon, or PFC, that is not currently regulated by laws related to the ozone layer protection and global warming. Advantest believes that it is in compliance with regulations with respect to the use of chemicals, by promoting environmental policies for its products with the focus on ensuring the safety and the reliability of its products; however, Advantest must be prepared to adapt to regulatory requirements in all relevant countries as requirements change. Advantest may be required to incur significant cost in adapting to new requirements. Any failure by Advantest to comply with applicable government or industry regulations could result in restrictions on its ability to carry on or expand its operations, including being unable to sell its products.

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

Advantest may be unable to protect its proprietary rights due to the difficulty of Advantest gaining access to, and investigating, the products believed to infringe Advantest’s intellectual property rights

Advantest relies on patents, utility model rights, design rights, trademarks and copyrights obtained in various countries to actively protect its proprietary rights. For instance, with respect to the device interface market, Advantest has taken legal action based on its patent and utility model rights against manufacturers that sell replicas of Advantest’s products and, in some instances, has obtained injunctions against sales of such replicas. However, in general, it is difficult for Advantest to gain access to, and investigate, the products believed to infringe its intellectual property rights. Therefore, Advantest cannot ensure that its intellectual property rights will provide meaningful protection of its proprietary rights. Nevertheless, Advantest is focused on protecting its intellectual property rights from third party infringement and will continue to monitor and enforce its rights.

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

There are restrictions on the withdrawal of shares from Advantest’s depositary receipt facility

Under Advantest’s ADS program, each ADS represents the right to receive one share. To withdraw any shares, a holder of ADSs has to surrender for cancellation American Depositary Receipts, or ADRs, evidencing

100 ADSs or any integral multiple thereof. Each ADR bears a legend to that effect. As a result, holders of ADSs are unable to withdraw fractions of shares or units or receive any cash settlement from the depositary in lieu of withdrawal of fractions of shares or units. Holders of shares representing less than one unit, or 100 shares, may require Advantest to repurchase those shares, whereas holders of ADSs representing less than one unit of shares are unable to exercise this right because the holders of these ADSs are unable to withdraw the underlying shares. Under Advantest’s ADS program, an ADS holder cannot cause the depositary to require Advantest to repurchase fractions of shares or units on its behalf. For a further discussion of the ADSs and the ADS program, see “Description of American Depositary Receipts” set forth in Advantest’s registration statement on Form F-1 filed with the Securities and Exchange Commission on July 22, 2002. For a further discussion of the Japanese unit share system, see “Additional Information—Memorandum and Articles of Association—The Unit Share System.”

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

ITEM 4.    INFORMATION ON THE COMPANY

4.A.	HISTORY AND DEVELOPMENT OF THE COMPANY

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

Advantest applies its capital expenditures chiefly to the streamlining of development, production of new products, energy saving initiatives and the expansion of production capacity. Advantest’s capital expenditures were ¥8.3 billion, ¥8.3 billion and ¥14.1 billion in fiscal 2005, 2006 and 2007, respectively. In fiscal 2007, Advantest’s capital expenditure included the construction of Sendai Factory A, a factory with clean room facilities for production.

Advantest’s principal executive offices are located at Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan. Advantest’s telephone number in Japan is (81-3) 3214-7500.

4.B.	BUSINESS OVERVIEW

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

Semiconductor and Component Test System Segment

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic component industry. The products in this segment include test systems for memory semiconductors and test systems for non memory semiconductors. The test systems for non memory semiconductors are divided into test systems for SoC semiconductors, LCD driver ICs and semiconductors used in car electronics.

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

Sales by Segment

The following table illustrates net sales by each segment for the last three fiscal years.

	Fiscal 2005		Fiscal 2006		Fiscal 2007
Segment	Sales (in millions)%		Sales (in millions)%		Sales (in millions)%
Semiconductor and Component Test System Segment	¥191,415	75.4	¥167,815	71.4	¥131,608	72.0
Mechatronics System Segment	48,260	19.0	52,025	22.1	34,944	19.1
Services, Support and Others Segment	19,062	7.5	18,312	7.8	19,344	10.6
Intercompany transactions elimination	(4,815)	(1.9)	(3,140)	(1.3)	(3,129)	(1.7)

Total Net Sales	¥253,922	100.0%	¥235,012	100.0%	¥182,767	100.0%

Industry Overview

Advantest offers products in semiconductor and component test systems, mechatronics systems, and services, support and others. Advantest’s main customers are semiconductor manufacturers, foundries and test houses. Advantest believes that the following factors will promote growth of the business carried out by its main customers.

•	the move to lower-cost, smaller, faster and more powerful and energy efficient semiconductors and electronic components;

•	the increase in demand for higher performance servers and personal computers;

•	the increase in demand for digital consumer products such as flat-panel TVs, DVD recorders, portable audio players and new models of high-performance game machines;

•	the increasing levels of wireless communications penetration worldwide due to the expansion of the mobile telecommunications industry;

•	the development of higher speed and high capacity communications infrastructure;

•	the increasing demand for electronic devices that incorporate semiconductor and communications technologies; and

•	the increase in demand for electronic components including semiconductors and sensors, in response to technological advancement of automobiles.

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

Semiconductors are generally classified as either memory semiconductors or non memory semiconductors. Memory semiconductors are used in electronic systems to store data and programs. Non memory semiconductors include various semiconductors that incorporate non memory circuits, which include logic and analog circuits. Logic circuits process digital data to control the operations of electronic systems. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion. SoC semiconductors are a subset of non memory semiconductors that combine digital circuits with analog, memory and RF circuits, among others, on a single semiconductor chip. SoC semiconductors are used in a variety of sophisticated products, including wireless communications, fiber optic equipments and digital consumer products.

Semiconductor sales have increased significantly over the long-term. However, semiconductors, particularly memory semiconductors, have experienced significant cyclical variations in growth rates. According to World Semiconductor Trade Statistics (WSTS), worldwide semiconductor sales were approximately $139.0 billion in 2001, and while sales in 2002 increased only marginally compared to the previous year, sales climbed sharply by approximately $25.0 billion or 18.0% compared to the previous year to approximately $166.0 billion in 2003. Sales in 2004 increased by approximately $47.0 billion or 28.0% to approximately $213.0 billion, and sales in 2005 increased by approximately $14.5 billion or 6.8% to approximately $227.5 billion, compared to the previous year. Sales in 2006 increased by approximately $20.2 billion or 8.9% to approximately $247.7 billion, and this upward trend continued into 2007, with sales in 2007 increasing by $7.9 billion or 3.2% to $255.6 billion, due to the strong performance of digital consumer devices, among others, including flat-panel TVs and portable audio players. The following table sets forth the size of the market for memory semiconductors, non memory semiconductors and all semiconductors between 2001 and 2007 and the projected market size between 2008 and 2010 as compiled and estimated by WSTS as of May 2008.

	Actual Year ended December 31,							Projected Year ending December 31,
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(in millions)							(in millions)
Memory	$24,875	$27,041	$32,506	$47,136	$48,519	$58,473	$57,854	$54,651	$59,946	$68,267
Non memory	114,088	113,672	133,920	165,891	178,965	189,243	197,791	213,045	223,293	239,915

Total	$138,963	$140,713	$166,426	$213,027	$227,484	$247,716	$255,645	$267,696	$283,239	$308,182

The non memory semiconductor market is less volatile than the memory semiconductor market because these semiconductors are used in a larger variety of consumer products and equipment. In periods of rapid decline in the semiconductor market, the capital expenditures of semiconductor manufacturers, including their purchases of test systems, generally decline at a faster pace than the decline in semiconductor sales. In addition, following a downturn in the semiconductor market or a decline in the price of semiconductors, sales of test systems generally do not experience significant increases and investment is generally restrained until semiconductor manufacturers determine that the market for semiconductors is experiencing a real recovery. Advantest believes these trends will continue in the future.

The semiconductor market bottomed out in the second half of fiscal 2001 and then improved from fiscal 2002 to the first half of fiscal 2004. However, the market slowed down beginning in the second half of fiscal 2004 due to the adjustment of excess inventories by semiconductor manufacturers. The market recovered sooner than expected, improving in the first half of 2005, expanding further in the second half of 2005, and remaining steady in 2006 and 2007. According to data published by WSTS as of May 2008, the market for memory semiconductors will grow at a compound annual growth rate of approximately 6.0% over the next three years to approximately $68.3 billion in 2010. Advantest believes that demand for memory semiconductors will be generated in the foreseeable future by the prevalence of DDR3-SDRAM, the next generation DDR4-SDRAM, flash memory and other high-end semiconductors. While WSTS estimates that the non memory semiconductor market will grow at a compound annual growth rate of approximately 6.7% over the next three years to approximately $239.9 billion in 2010 as expected. Advantest believes that the demand for non memory semiconductors will generally grow in the foreseeable future, led by the further prevalence of, and new developments in, digital consumer products and personal computers.

Advancements in Semiconductor and Electronic Component Technology

Advantest believes that demand for semiconductor and component test systems and mechatronics systems is also affected by the rate of change and development in semiconductor and electronic component technology. Current changes in the semiconductor and electronic component industry relate to the innovation of digital consumer products and communications technologies. Demand for faster semiconductors and electronic components that are smaller in size, incorporate more functions and require less power to operate is being driven by:

•

growing demand for, and continuous improvements in, personal computers and digital consumer products, such as flat-panel TVs, DVD recorders, digital cameras, television game consoles and mobile phone handsets; and

•

requirements of communications network equipment, such as network routers, switches and base stations, as well as wireless handsets and other Internet access devices, to enable advances in Internet hardware and software applications, increases in infrastructure performance and simplification and miniaturization of Internet access devices.

Demand for personal computers and servers with higher performance and capabilities is also driving changes in the memory semiconductor sector. This demand is causing manufacturers to shift from the production of memory semiconductors, including memory semiconductors that allow high-speed data transfer such as DDR2-SDRAM to the DDR3-SDRAM with higher speeds, and flash memory that feature large capacity and nonvolatility. Advantest believes that this shift is creating demand for test systems for memory semiconductors capable of handling these new types of memory semiconductors, as well as contributing to a reduction in testing costs. In addition, Advantest believes that additional demand for mechatronics systems, including test handlers and device interfaces connecting semiconductor devices and test systems, will be created and will grow in line with advances in semiconductor technologies.

The development of SoC semiconductors with smaller size, higher performance and lower power consumption has created demand for sophisticated semiconductor and component test systems that can simultaneously test SoC semiconductors’ logic, analog and memory circuits. Further innovations in non memory semiconductor technologies including SoC semiconductor technology are expected, and Advantest believes these innovations will create demand for new, high-performance semiconductor and component test systems optimized for use with these advanced semiconductors.

Advantest believes that the integration of non memory semiconductors into a range of digital consumer products will drive demand for test systems for non memory semiconductors which contribute to the reduction of testing costs. Non memory semiconductors are often customized for applications in specific products, which results in a large variety of non memory semiconductors that are often produced in relatively smaller volumes.

Changes in Semiconductor and Electronic Component Manufacturing Technologies

Semiconductor and electronic component manufacturers are promoting production outsourcing, technological innovation in manufacturing processes and testing technology to improve productivity.

Production Outsourcing

In recent years, semiconductor manufacturing and testing processes have become more complex and capital intensive. As a result, an increasing portion of the manufacturing and testing functions are being subcontracted out, not only by fabless companies, but also by industrial, design and manufacturing companies which had previously designed and manufactured semiconductors, in order to reduce capital expenditures. This trend has resulted in an increase in the number of test houses that accept test process outsourcing and foundries that accept manufacturing process outsourcing. Foundries either perform testing in-house or outsource their testing needs to test houses. This trend towards production outsourcing, particularly to test houses, has increased the number of potential customers for semiconductor and component test system manufacturers, although it has not significantly affected the total demand for Advantest’s products. In addition, Advantest believes that it is most appropriate to use semiconductor and component test systems which have been designed using open architecture, which enables the formation of test systems that can meet the multiple needs of the customers of test houses and foundries. Outsourcing has also been utilized for electronic component manufacturing.

Technological Innovation in Manufacturing Processes

One of the recent innovations in semiconductor manufacturing processes is the production of semiconductors using 300 millimeter wafers. Wafers are circular flat pieces of silicon from which multiple semiconductor chips are constructed using photo-etching and other manufacturing processes. The use of 300 millimeter wafers will allow manufacturers to increase semiconductor production per wafer twofold or more when compared to production using conventional 200 millimeter wafers. Although many manufacturers announced delays in investment in 300 millimeter wafer factories beginning in the second half of 2000 due to negative trends in the semiconductor market, investment in these factories by some manufacturers resumed at the end of 2002, and investment increased from 2003 to 2006. In 2007, investment remained at low levels due to factors such as excess supply and increased price competition. While this trend may continue throughout 2008, inventory adjustments by semiconductor manufacturers and appropriate pricing of semiconductors may result in renewed capital expenditure, especially with respect to 300 millimeter wafers and increased demand for new semiconductor and component test systems and test handlers.

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

Advantest believes that semiconductor and electronic component manufacturing processes will continue to evolve. The introduction of new manufacturing processes will likely cause test costs to occupy a higher percentage of the total cost of manufacturing and, therefore, increase price pressure on the test system industry. Furthermore, advances in the semiconductor and electronic component industry will require test systems with new and more sophisticated testing functions. Advantest believes that these trends provide it with an opportunity to distinguish itself from its competitors through the delivery of new products that are priced and designed to meet the specific needs of its customers.

Business Strategy

Advantest’s core business goals include:

•	focusing on the development of test systems which can respond to changes in memory and non memory semiconductors;

•	growing its market share for test systems for non memory semiconductors and maintaining high market share for test systems for memory semiconductors;

•	expanding its market share for test handlers for memory and non memory semiconductors;

•	developing, designing and supplying high quality device interfaces in a shorter period of time;

•	enhancing its operating efficiency to improve profitability, through promotion of production innovations; and

•	strengthening its ability to provide comprehensive solutions to satisfy customer needs.

To achieve these goals, Advantest plans to:

Continue to address industry trends, identify customer needs and deliver new products ahead of its competitors

Advantest will continue to work closely with major semiconductor manufacturers from their product design stage of semiconductor and component test systems to understand customer needs relating to emerging technologies and applications. Based on this knowledge and its technological expertise, Advantest seeks to develop more advanced semiconductor and component test systems, test handlers, device interfaces and comprehensive solutions ahead of its competitors. For example, Advantest is pursuing the following strategies:

•

developing semiconductor and component test systems with increased test speeds and throughput capabilities and test handlers in line with the technological development of memory semiconductors and non memory semiconductors;

•	proactively developing products to address the recent shift in emphasis in the semiconductor industry toward front-end testing of dies;

•	actively applying analog technology developed for measuring instruments for wireless communications market to test systems for non memory semiconductors including test systems for SoC semiconductors;

•

offering semiconductor and component test systems and device interfaces with high throughput in order to test recent devices incorporating interfaces with data rates of several gigabits per second; and

•	developing device interfaces that can optimize the performance of semiconductor and component test systems and test handlers in responding to the semiconductors with higher speed and large pin counts.

Strengthen the test system business for non memory semiconductors

Advantest believes that in 2007 the market for test systems for non memory semiconductors, was approximately one and a half times the size of the market for test systems for memory semiconductors. Advantest has therefore devoted its resources to develop test systems for non memory semiconductors to meet the demands of a large number of manufacturers for the testing of a wide variety of non memory semiconductors.

Advantest continues to promote the adoption of OPENSTAR®, an industry-wide, open architecture for test systems for non memory semiconductors. Advantest believes that the primary benefits of OPENSTAR® for users of semiconductor and component test systems will be reduced testing costs and greater procurement options. In addition, Advantest hopes that the reduction in testing costs, and thus the lowering of overall manufacturing costs of non memory semiconductors, will help foster further demand for non memory semiconductors to be used in digital consumer products and other products. Finally, Advantest believes that the adoption of a new open architecture will result in opportunities for late entrants to the test systems for non memory semiconductors market, such as Advantest, to increase their market share.

Focus sales and support efforts on key customer accounts

Advantest believes that a small number of large semiconductor manufacturers, foundries and test houses account for a large portion of total sales in the semiconductor and component test system industry. Advantest sells semiconductor and component test systems and mechatronics systems to many of these customers and supports them on a regular basis. Advantest is seeking to expand its business with these key customers and develop new relationships with the remaining potential major customers. Many of Advantest’s sales and support offices are located near the corporate headquarters or main research and development and manufacturing facilities of these key customers. These offices facilitate Advantest’s efforts to continue conducting collaborative development activities with leading semiconductor manufacturers.

Products

As of fiscal 2007, Advantest’s main products are products developed, manufactured and sold in the semiconductor and component test system segment and mechatronics system segment. They are as follows:

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

Category	Fiscal 2005	Fiscal 2006	Fiscal 2007
	(in millions)
Test systems for memory semiconductors	¥100,311	¥109,541	¥92,896
Test systems for non memory semiconductors	91,104	58,274	38,712

Total	¥191,415	¥167,815	¥131,608

Test Systems for Memory Semiconductors

Advantest’s test systems for memory semiconductors are test systems designed to test high-speed/high performance DRAM semiconductors used in applications such as personal computers and servers, as well as flash memory semiconductors used in digital consumer products.

Test systems for memory semiconductors consist of a mainframe and one or more test heads. During testing, a device interface is attached to the test head. During the front-end testing process, wafers are connected to the device interface by a prober. Electric signals between the die and the test systems for memory semiconductors are transmitted through probe pins located in the device interface and tested. After front-end testing is completed, the wafer is diced into separate dies and properly functioning dies are packaged. During back-end testing, test handlers are used to load these packaged devices onto the test heads, and electric signals are transmitted between the devices and the test heads via the device interface and tested. The test results are analyzed by the test systems for memory semiconductors’ hardware circuits and software programs. Customized software programs for each semiconductor are required to analyze the semiconductor tests and test data.

Characteristics of the performance and other characteristics of test systems for memory semiconductors that are important to customers include:

Throughput. Throughput is measured by the number of semiconductors that can be tested by test systems for memory semiconductors during a specified time.

Test Speed. Test speed is the speed at which the test systems for memory semiconductors test semiconductors during testing. Test speed is measured in terms of hertz (Hz), or Bits Per Second (bps).

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

Advantest estimates that its market share in test systems for memory semiconductors was approximately 69% in fiscal 2007 as compared with approximately 64% in fiscal 2006. Advantest believes that it maintained its overall market share for test systems for memory semiconductors primarily by increasing sales of its test systems for DRAM semiconductors and flash memory semiconductors. Advantest has a substantially larger market share in back-end test systems for memory semiconductors than in front-end test systems for memory semiconductors. Advantest is currently seeking to increase its market share in front-end test systems for memory semiconductors.

Advantest’s main product lines of test systems for memory semiconductors are the T5500 series, the T5300 series and the T5700 series.

T5500 Series. The T5593 is a test system targeted at the market for high speed memory semiconductors such as the DDR2-SDRAM and SGRAM. SGRAM is a memory semiconductor for use in graphical processor units. The T5588, introduced in fiscal 2005, makes possible simultaneous measurement of up to 512 DDR2-SDRAM devices, twice that of the T5593, and is the latest test system for mass production. Advantest can also accommodate a greater variety of memory semiconductors by using testing functions for flash memory—which are already long used in connection with the T5370 series—and its newly developed throughputs enhancement functions. The top-of-the-line device in the T5500 series is the T5501, a memory semiconductor test system most suitable for testing and production of ultra high-speed memory semiconductors such as the next generation SGRAM. This model allows twice as much spectrum band to be covered in terms of testing speed as the T5593 and thus enhances the measurement accuracy.

T5300 Series. The T5377 is a multi-functional test system for memory semiconductors that reduces testing costs for semiconductor manufacturers. The T5377 is used for the front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors. By increasing the functions of the system, Advantest has succeeded in broadening its customer base. The T5377 can test up to 256 devices at one time. The T5377 is aimed at capturing an increased market share in front-end DRAM semiconductor testing and has twice the throughputs capabilities of its predecessor, thereby lowering overall testing costs for Advantest’s customers. In particular, the T5377 optimizes its memory repair analytical structure to a user’s memory repair algorithm and, due to its higher throughput capabilities, is suited for the production of semiconductors in manufacturing facilities that use 300 millimeter wafers. The T5377S, which Advantest introduced in response to customers’ needs for a smaller sized model of the T5377, and the T5372, which meets demand for 200mm wafer production lines, contribute to a higher share of the front-end testing market. The T5383, which is capable of simultaneously testing up to 384 devices and has the same footprint as the T5377S with the capacity to test up to 50% more devices at one time, is a test system with a maximum testing rate is 286 MHz/572 Mbps, which is twice the testing rate of Advantest’s previous model. This allows for DRAM wafer testing “at speed” testing, or testing for KGD, and package testing for flash memory semiconductors, at high-speed and with high-throughputs capabilities. The T5300 series is Advantest’s best selling test systems for memory semiconductors product line for front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors.

T5700 Series. Because variations in cell characteristics must be kept within a defined range, front-end testing for flash memory semiconductors require more types of testing than is required in front-end testing for DRAM semiconductors. Accordingly, front-end testing for flash memory semiconductors contributes to higher testing costs. Furthermore, although the volume of production with respect to NAND-type flash memory semiconductors is rapidly growing, prices have fallen substantially and there is a demand for higher efficiency for test systems. The T5761/T5761ES are test systems which have been designed to respond to this demand. The T5761 covers the full range of testing, from NAND-type flash memory testing to package testing. The T5761 is capable of simultaneous testing up to 512 devices, which is twice the capability of Advantest’s previous model, and allows for lower testing costs through its improved ability to detect failures. The T5761ES is designed for use in engineering and retains the same basic capabilities and functions as the T5761, with a substantially smaller size and at lower testing costs. Furthermore, Advantest introduced the T5781 memory test system, which is capable of testing Multiple Chip Package (MCP)-type memories which combine multiple memory types, such as NAND-type flash memories, which are used in mobile phones, NOR-type flash memories and SDRAMs, at speeds of up to 266 MHz, and the T5781ES, which is designed to develop programs for evaluation and mass production. Because the T5781 and T5781ES have diverse memory semiconductor testing capabilities and can test single-handedly many different types of memory semiconductors which are incorporated into MCPs testing efficiency can be improved. Through the T5700 series, effective solutions can be provided, from the design of flash memories and MCPs to mass production.

Test Systems for Non Memory Semiconductors

Advantest’s main line of test systems for non memory semiconductors relates to test systems for SoC semiconductors, test systems for LCD driver ICs and test systems for semiconductors used in car electronics. Test systems for SoC semiconductors test SoC semiconductors that combine circuits such as digital, analog, memory and RF circuits on a single semiconductor chip. Test systems for LCD driver ICs test semiconductors with specific functions, such as LCD driver ICs that display images on LCD panels. The factors that are important to customers in the performance and other characteristics of test systems for memory semiconductors described above also apply to test systems for non memory semiconductors. Advantest’s market share in test systems for non memory semiconductors decreased from approximately 23% in fiscal 2006 to approximately 16% in fiscal 2007.

T2000. In 2003, Advantest brought to market a test system for non memory semiconductors that is based on component modules compatible with OPENSTAR® open architecture. Advantest believes that the development of OPENSTAR® compatible semiconductor test systems for non memory semiconductors will increase Advantest’s market share in test systems for non memory semiconductors. Currently, Advantest’s OPENSTAR® compatible test systems for non memory semiconductors is the T2000. Main compatible component modules for the T2000 include the 250 Mbps Digital Module A designed for digital testing, 800 Mbps Digital Module and 6.5Gbps Digital Module, the Low Current DPS designed for power transmission, the High Current DPS, DPS 500mA Module, Audio AWD/DGT Module designed for analog testing, Base Band AWG/DGT Module and the 12GHz Wideband Signal Generator/Analyzer designed for RF testing. Furthermore, mainframes for the T2000 may be chosen to meet customers’ needs.

T6500 Series. The T6577 test systems for SoC semiconductors in the T6500 series are primarily developed to test MCU and SoC semiconductors that control digital consumer products at the production lines. The T6500 series are approximately one-third in size, and uses approximately 50% less power, as compared to Advantest’s predecessor product line.

T6300 Series. The T6300 series are test systems for LCD driver ICs used with high-definition LCD displays. A maximum of 1,536 LCD testing pins may be used with the T6362 and T6372 systems and a maximum of 3,072 LCD testing pins may be used with the T6373 system. Each of these systems can simultaneously test multiple LCD driver ICs.

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

T8571A. The T8571A is a test system for non memory semiconductors that is primarily used to evaluate and analyze CCDs that are image sensors. These semiconductors are used in digital consumer products, such as high-resolution digital cameras, mobile phone handset cameras and digital video cameras.

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

Advantest’s test handlers are sold primarily in conjunction with the sale of its semiconductor and component test systems. A majority of Advantest’s test handlers, measured in units, are sold to customers of Advantest’s semiconductor and component test systems. Advantest’s test handlers are compatible with the semiconductor and component test systems of its competitors.

Test handlers are designed with different characteristics for memory and non memory semiconductors. Memory semiconductors require relatively long test times. Advantest’s test handler for memory semiconductors handle up to 512 semiconductors per test head at a time. Non memory semiconductors, including SoC semiconductors, require relatively short test times and Advantest’s test handlers handle up to 16 semiconductors at a time.

Test Handlers for Memory Semiconductors. The M6300 test handler for test systems for memory semiconductors can handle up to 256 semiconductors at a time. The M6300’s maximum throughput is 12,000 semiconductors per hour through the use of a new high-speed handling technology that shortens the time between tests to approximately half of the time associated with Advantest’s ordinary model. The M6542AD can handle up to 128 semiconductors at a time and is designed to prevent the generation of excessive heat during simultaneous measuring by employing a newly developed temperature control technology. The new M6241 can handle up to 512 memory semiconductors simultaneously, including DDR2-SDRAM or DDR3-SDRAM memory semiconductors, and has achieved a maximum throughput of 20,000 semiconductors per hour. Advantest also has other test handler product line-up for test systems for memory semiconductors that meet varying cost and functional needs of its customers.

Test Handlers for Non Memory Semiconductors. Advantest’s test handlers for non memory semiconductors, including SoC semiconductors, are the M4841 and the M7521A, among others.

The M4841 can handle approximately twice as many semiconductors at a time, compared to Advantest’s previous model with a rate of 16 semiconductors at a time. The M4841’s maximum throughput of up to 18,500 semiconductors per hour is triple the maximum throughput of the previous model. Furthermore, the M4841 is also capable of testing in a wide range of temperatures, from as low as -40°C or as high as 125°C.

The M7521A is a test handler that can be used for chip on film, or COF, and tape automated bonding, or TAB, of integrated circuit drivers used in flat panel displays. The M7521A can test devices used in 35 millimeter, 48 millimeter, 70 millimeter, wide and superwide tapes.

Device Interfaces

Device interfaces are components which transmit test signals between the device being tested and the semiconductor and component test system. These components are divided into motherboards, socket boards, performance boards and sockets which all transmit signals to compatible components of a device under test; components compatible with a test handler device; device interfaces and change kits with a device handling mechanisms and contact mechanisms.

Advantest develops and manufactures device interfaces for semiconductor and component test systems and supplies device interfaces such as high performance and high density connectors, socket boards and sockets to meet the demands of next- generation semiconductors that are becoming more high-speed and more diversified. Advantest believes that the rate at which new semiconductor designs are introduced to market will continue to increase in the long term, and customers’ requests to accelerate development of main parts of device interfaces that are compatible with such new semiconductor designs will increase accordingly.

Motherboards: For test systems for memory semiconductors, Advantest provides motherboards capable of handling a maximum of 512 semiconductors at a time. For test systems for non memory semiconductors, Advantest provides motherboards that are compatible with a maximum of 2,048 signals. Advantest also provides motherboards designed for use in front-end testing.

Socket Boards and Performance Boards: Advantest provides custom manufacturing of socket boards and performance boards for each device under test in accordance with customers’ specifications.

Sockets: Advantest provides sockets for test systems for memory semiconductors. Advantest provides low-inductance (0.4nH) sockets and fine pitch (0.4mm) sockets for semiconductors that are becoming more high-speed and more compact in size.

Change Kits: Advantest provides carrying and contacting mechanism components compatible with each device under test for test handlers for memory semiconductors and test handlers for non memory semiconductors.

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

Customers

Advantest’s semiconductor and component test systems and mechatronics systems are shipped and delivered to many of the world’s leading semiconductor manufacturers, as well as a number of foundries and test houses. Advantest’s largest customer accounted for approximately 17% of net sales in fiscal 2005, approximately 11% in fiscal 2006 and approximately 9% in fiscal 2007. Advantest’s five largest customers, all of which are semiconductor and component test system customers, accounted for approximately 41% of net sales in fiscal 2005, approximately 35% in fiscal 2006 and approximately 32% in fiscal 2007.

Geographic Sales

Approximately 69% of Advantest’s fiscal 2007 net sales were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales, for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped.

	Fiscal 2005		Fiscal 2006		Fiscal 2007
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥81,140	32.0	¥72,834	31.0	¥56,032	30.7
Asia (excluding Japan)	132,708	52.3	140,782	59.9	108,260	59.2
Americas	25,516	10.0	10,158	4.3	9,616	5.3
Europe	14,558	5.7	11,238	4.8	8,859	4.8

Total	¥253,922	100.0%	¥235,012	100.0%	¥182,767	100.0%

Japan. Advantest enjoys a significant market position in Japanese markets for test systems for memory semiconductors, with a market share of approximately 77% in 2007. In addition, Advantest had an approximately 47% market share in the Japanese test systems for non memory semiconductors market in 2007. Sales of test systems for SoC semiconductors used in DVD recorders and flat-panel TVs and sales of test systems for LCD driver ICs for LCD driver ICs used to display images on LCD panels comprised a substantial portion of total sales of test systems for non memory semiconductors in Japan in fiscal 2007. Advantest is working to maintain and expand its high market share in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles.

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

Americas. Advantest’s marketing efforts in this region are centered in the United States, which accounted for approximately 5% of its total sales in fiscal 2007. Advantest’s market share of semiconductor and component test systems sold in the U.S. was approximately 16% in 2006 and decreased to approximately 6% in 2007 due to decreased sales to a major U.S. semiconductor manufacturer. Semiconductor and component test systems are marketed and sold in the Americas through Advantest’s subsidiary, Advantest America Inc.

Europe. Sales in Europe constituted approximately 5% of Advantest’s sales in fiscal 2007. Advantest’s market share of semiconductor and component test systems sold in Europe increased to approximately 20% in 2007 from approximately 18% in 2006. Advantest’s principal European markets are Germany, Italy and France.

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

•

Repairs and Parts. Requests for repairs or parts can be made through the Advantest website or by phone. Advantest has established a system under which it endeavors to deliver requested parts to customers in Japan within 24 hours of request, and for customers in Asia (excluding Japan), the Americas and Europe within 48 hours.

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

Manufacturing and Supplies

Advantest’s principal factories at which semiconductors and component test systems are manufactured are its Kumagaya Factory located in Saitama Prefecture, Japan and its Gunma Factory located in Gunma Prefecture, Japan. Printed circuit boards, on which electronic parts and other components are mounted, for use in these products are manufactured at the Kumagaya Factory. The Gunma Factory assembles the final products and conducts tests. The production base for mechatronics systems is the Otone R&D Center located in Saitama Prefecture, Japan. The Gunma Factory is highly automated and testing and production systems within the factory are interconnected by a sophisticated local area network using advanced data management software. This network allows Advantest factory managers to check on the status of systems under production at any given time.

Advantest uses a sophisticated enterprise resource planning (ERP) system that processes new information on a real time basis and converts sales order information into production specifications and manufacturing plans. This system also interconnects Advantest’s multiple production and warehousing facilities to its information network.

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

According to a report issued by a research company, Advantest has maintained the highest share in the semiconductor test system market in the previous five years. Other companies following Advantest include, among others, Teradyne, Inc., Verigy Ltd., Credence Systems Corporation, Yokogawa Electronic Corporation, EXICON Ltd., and UniTest Inc. In addition, Advantest also competes in the mechatronics system market with, among others, Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing Inc. for test handlers, and TSE Co., Ltd. and Secron Co., Ltd. for device interfaces. Advantest also has been suggested by its customers to compete with start-up companies with newer technologies or products in the market for both the test systems for memory semiconductors and test systems for non memory semiconductors.

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

Legal Proceedings

Based on information currently available to Advantest, Advantest believes that its losses from any pending legal proceedings would not have a material adverse effect on Advantest’s financial position, operating results or cash flows.

Environmental

Since fiscal 2007, Advantest has established and developed its “Fourth Advantest Group Environmental Management Plan”. Under this management plan, in addition to improving environmental management systems within the Advantest Group, Advantest is supporting its customers’ environmental management by developing new products with low power consumption and engaging in top priority environmental issues, such as measures to prevent global warming.

Advantest’s primary environmental activities during fiscal 2007 are as follows:

•

ISO 14001 Certification. Advantest has received ISO 14001 Uniform Certification for all seven of its domestic manufacturing and research and development facilities. With respect to its overseas manufacturing and research and development activities, a subsidiary in Taiwan and a subsidiary in Europe have received ISO 14001 Uniform Certification.

•

Environmental Measures for Products. Advantest is actively involved in the development of environmentally friendly product lines. Advantest conducts environmental assessments of all its new products from their development stages.

•

Reduce Waste. Advantest continues to retain less than 1% industrial output at all seven of its domestic research and development and manufacturing facilities. In January 2008, Advantest installed a liquid waste disposal facility at its Sendai Factory. Through the use of this facility, Advantest expects to reduce its yearly amount of liquid waste by approximately 450 tons.

•

Use of Safe Components. Advantest has established an internal procurement standard for parts and components and has procured parts and components for its new products that do not contain specified toxic substances. As a result, Advantest has eliminated most regulated toxic substances from approximately 95% of the surface-mounted components on its new products in 2007, except lead solder, which is used for mounting parts and components for its products.

•

Prevention of Global Warming. Through usage of energy efficient equipment and the re-evaluation of manufacturing processes, Advantest strives to reduce levels of carbon dioxide emissions resulting from energy consumption relating to its business activities. Advantest’s carbon dioxide emissions resulting from its seven business facilities decreased by approximately 10% in fiscal 2007, as compared with fiscal 2006, to a total of 24,500-CO2 tons, as a result of energy saving effects and a decrease in production.

As one of its activities designed to contribute to society and to the environment, Advantest has implemented the reforestation of seedlings, both in Japan and overseas.

Advantest spent approximately ¥928 million during fiscal 2007 to further implement its environmental protection activities.

Advantest has been addressing issues of corporate management, social activities and environmental issues from a global perspective. With increased attention in recent years on corporate ethics, Advantest believes that it should focus more on the issue of CSR (Corporate Social Responsibility). Accordingly, Advantest has established a CSR Management Group and nine subcommittees concerning CSR, (Disclosure Committee, Personnel Mediation Committee, Human Rights Protection Committee, Information Security Committee, Committee on Environmental Conservation, Internal Control Committee, Corporate Ethics Committee, Product Liability Committee and Safety and Health Committee), and engages in corporate social responsibility efforts.

Glossary

Analog circuits	Circuits on a semiconductor that monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion.

COF	Chip on Film. A technology that allows for integrated circuits to be imprinted onto a tape film.

DDR-SDRAM	Double Data Rate Synchronous Dynamic Random Access Memory. Memory semiconductor that can be read from, or written to, at double the rate of traditional SDRAM semiconductors.

DDR2-SDRAM	Advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR-SDRAM semiconductors.

DDR3-SDRAM	DDR-SDRAM semiconductors that be read from, or written to, at a significantly higher rate than DDR2-SDRAM semiconductors.

DDR4-SDRAM	The next generation DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR3-SDRAM semiconductors.

Digital circuits	Circuits that perform binary arithmetic functions on data represented by a series of on/off states.

DRAM	Dynamic Random Access Memory. Devices that store a large volume of data and can read and write data freely. Because of their volatile characteristics, periodic re-writing of data is required to maintain memory information.

Foundries	Semiconductor manufacturing service providers that manufacture semiconductors based on their customers’ semiconductor designs.

Fabless	Manufacturers that outsource their entire production to external entities, instead of having their own manufacturing facilities.

Flash memory	Memory devices that electrically erase or write data freely. Devices with nonvolatile memory which is maintained even when the power is turned off.

Integrated circuit	An electric part made of a combination of many transistors on a silicon wafer.

LCD driver integrated circuits	Integrated circuits that operate LCD (Liquid Crystal Display).

Logic circuits	Circuits that perform binary arithmetic functions.

Memory circuits	Circuits that store data and programs.

MCP	Multi Chip Package. A package which combines multiple chips with different functions.

MCU	Micro Controller Unit. An integrated circuit that contains all necessary functions required for a small-scale computer system.

NAND	A type of flash memory that is primarily used for data storage due to its large storage capability.

NOR	A type of flash memory that is primarily used for memorization of programs due to its random access capability.

OPENSTAR®	OPENSTAR is the name of the open architecture standard made publicly available by STC (Semiconductor Test Consortium, Inc.). It is a registered trade mark or brand name in the U.S., Japan, and other countries.

SGRAM	Synchronous Graphics Random Access Memory—SDRAM with added graphics functions.

SoC	System on a Chip. A chip that integrates functions, including logic, memory and signaling, that are conventionally executed with multiple chips and requires smaller space and significantly less electricity.

TAB	Tape-Automated Bonding. A technology that allows integrated circuit chips to be thinly mounted using tape film.

Test houses	Providers of semiconductor test services.

Testing for KGD	Known Good Die. Testing for KGD is conducted to guarantee that semiconductor bare chips are in good quality.

4.C.	ORGANIZATIONAL STRUCTURE

As of June 1, 2008, Advantest had 23 Japanese subsidiaries, 17 overseas subsidiaries and one investee which is accounted for by the equity method. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

Name of Subsidiary	Country of Incorporation	Principal Activities

Advantest Laboratories Ltd.	Japan	Research and development of measuring and testing technologies

Advantest Customer Support Corporation	Japan	Maintenance service of Advantest’s products

Advanmechatec Co., Ltd.	Japan	Manufacture of Advantest’s products

Advantest Manufacturing, Inc.	Japan	Manufacture of Advantest’s products

Advantest DI Corporation	Japan	Manufacture of Advantest’s products

Japan Engineering Co., Ltd.	Japan	Development, manufacture and sales of Advantest’s products

Advantest Finance Inc.	Japan	Leasing of Advantest’s products

Advantest America, Inc.	U.S.	Sales of Advantest’s products

Advantest (Europe) GmbH	Germany	Sales of Advantest’s products

Advantest Taiwan Inc.	Taiwan	Sales of Advantest’s products

Advantest (Singapore) Pte. Ltd.	Singapore	Sales of Advantest’s products

Advantest Korea Co., Ltd.	Korea	Sales support of Advantest’s products

Advantest (Suzhou) Co., Ltd.	China	Sales support of Advantest’s products

Each of the subsidiaries listed above is a direct or indirect wholly-owned subsidiary of Advantest.

4.D.	PROPERTY, PLANTS AND EQUIPMENT

Set forth below is a list of each of Advantest’s material properties, the use and location of the property and the approximate size of the property on which the facility is located.

Name	Location	Approximate Size (m2)	Use
Gunma R&D Center	Gunma, Japan	250,887	Research and development of semiconductor and component test systems and device interfaces

Otone R&D Center	Saitama, Japan	85,817	Research and development for and manufacturing of mechatronics systems

Advantest Laboratory and Sendai Factory	Miyagi, Japan	66,904	Basic technology research, and research for and manufacturing of key devices installed in semiconductor and component test systems

Gunma Factory	Gunma, Japan	88,512	Manufacture of semiconductors and component test systems

Gunma Factory 2	Gunma, Japan	93,112	Manufacture of device interfaces

Kumagaya Factory	Saitama, Japan	63,788	Manufacture of interim phase products for semiconductors and component test systems

In addition to the above-mentioned manufacturing facilities, Advantest has manufacturing facilities in Korea and Malaysia, sales offices and customer support centers throughout the world, and owned or leased research facilities in Japan and the U.S. Advantest owns each of its significant properties.

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

Advantest believes that there are no material environmental issues that may affect utilization of its assets.

In fiscal 2007, Advantest constructed Sendai Factory A with clean room facilities for production on the premises of the Advantest Laboratory in Miyagi, Japan. In addition, Advantest implemented a reorganization of its production facilities in Japan.

Advantest has prepared itself for crises such as large-scale natural disasters, and each department of Advantest has drafted its own disaster procedures and manuals. Furthermore, in order to prevent any disruption of its core businesses, or in case of suspension, to re-start the suspended businesses, including the recovery of important facilities, in the shortest possible time, Advantest has developed its “Business Continuity Plan” and is promoting the implementation of the Business Continuity Plan. However, if Advantest is not successful in implementing such Business Continuity Plan, or if upon implementation, such Business Continuity Plan is not effective, Advantest’s core businesses could be disrupted at time of crisis, such as large-scale natural disasters, and could take a substantial amount of time to recover.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW

5.A.	OPERATING RESULTS

The following discussion and analysis of Advantest’s financial condition and results of operations should be read with “Key Information—Selected Financial Data” and its audited consolidated financial statements for fiscal 2005, fiscal 2006 and fiscal 2007, as well as the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

Advantest manufactures and sells semiconductor and component test systems and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines in the semiconductor and component test system segment include test systems for memory semiconductors and non memory semiconductors. Test systems for non memory semiconductors include test systems for SoC semiconductors, test systems for LCD driver ICs and test systems for semiconductors used in car electronics. This business segment is the most important segment, accounting for 72.0% of Advantest’s net sales in fiscal 2007.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. This business segment accounted for 19.1% of Advantest’s net sales in fiscal 2007.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the semiconductor and component test systems and mechatronics system segments, support services, equipment lease business and others. This segment accounted for 10.6% of Advantest’s net sales in fiscal 2007.

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

During fiscal 2007, in the semiconductor-related market, there was a substantial decline in the price of semiconductors due to the excess of supply over demand in the semiconductor market, as well as concerns over the dwindling consumption of products using semiconductors, which resulted in semiconductor manufacturers freezing or postponing their capital expenditure. Accordingly, Advantest’s business environment was extremely challenging. For a detailed discussion of these factors, see “Information on the Company—Business Overview—Industry Overview.”

During fiscal 2007 in the test systems for memory semiconductor market of this segment, due to excess supply there was a substantial decline in the price of DDR2-SDRAM semiconductors for use in personal computers and semiconductor manufacturers restrained their capital expenditure in test systems for DRAM semiconductors. In addition, demand for flash memory semiconductors was weak as the momentum in demand for products such as new mobile phones was not sustained, and the price of semiconductors declined from the middle of the fiscal year. Accordingly, as with DRAM semiconductors, capital expenditure in test systems for flash memory semiconductors remained weak.

In the test systems for non memory semiconductor market of this segment, although demand for the SoC test systems for digital consumer electronic ICs remained strong in the first half of fiscal 2007, capital expenditure by semiconductor manufacturers remained low in the latter half of the fiscal year due to concerns over the future prospects of the economy. With respect to the non memory test system T2000 based on open architecture, although efforts were made to expand sales by attracting new customers in Japan, capital expenditure by Advantest’s major U.S. customers was at a standstill. Despite some indication of improvements towards the end of the fiscal year, a full-scale improvement in demand for test systems failed to materialize, and results remained weak throughout the fiscal year. Furthermore, in test systems for LCD driver ICs, Advantest introduced new products expecting an upturn in demand; however with a delay in an upturn in demand for multi-tone liquid crystal panel driver ICs, which were the focus of such new products, among others, capital expenditure in the test systems remained low.

As a result of the above, net sales of the semiconductor and component test system segment decreased by 21.6% to ¥131,608 million in fiscal 2007, as compared to the previous fiscal year.

Advantest’s net sales, results of operations and financial condition in fiscal 2007 decreased as compared with fiscal 2006. Net sales of test systems for memory semiconductors in fiscal 2007 decreased by 15.2% as compared to the previous fiscal year, while net sales for test systems for non memory semiconductors decreased by 33.6% as compared to the previous fiscal year. Capital expenditure was restricted in the market for digital consumer electronics such as mobile phones and flat-panel TVs, and market for personal computers due to increased price competition and the need to adjust of inventories, which lead to the decline in sales of test systems for memory semiconductors and test systems for non-memory semiconductors.

Advantest believes that price pressure with respect to semiconductor and component test systems tends to be strongest during periods when demand, in terms of volume, for semiconductors is increasing, but there is nevertheless pressure on the market price for semiconductors. Advantest faced significant price pressure from fiscal 2001 to 2003. Price pressure continued to exist since fiscal 2004. Even when the semiconductor industry experienced a recovery, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on its products and restriction on capital expenditure. Advantest believes that despite this significant price pressure and new market entrants of test system manufacturers, Advantest was able to increase its competitiveness by bringing to market new products.

Mechatronics System Segment

In accordance with the weak results from test systems for memory and non memory semiconductors, demand for test handlers and device interface products, which connect to such test systems, was also weak.

As a result of the above, net sales of the mechatronics system segment decreased by 32.8% compared to fiscal 2006 to ¥34,944 million in fiscal 2007.

Services, Support and Others Segment

In the services, support and others segment, Advantest has focused on maintenance services such as installation and repair of Advantest’s products and lease and rental services of its products as a part of Advantest’s effort to provide customers with comprehensive solutions. Net sales of this segment increased by 5.6% compared to fiscal 2006 to ¥19,344 million in fiscal 2007.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥26,927 million, ¥29,509 million and ¥30,507 million, or 10.6%, 12.6% and 16.7% of net sales, in fiscal 2005, 2006 and 2007, respectively.

Personnel

As of March 31, 2008, Advantest had a total of 3,666 full-time employees, an increase of 29 persons, or 0.8%, over March 31, 2007.

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

Generally, a weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. A strengthening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has the opposite effect. The Japanese yen generally weakened against the U.S. dollar from fiscal 2005 to fiscal 2006, but became quite strong with the rate changing from the ¥120 mark to around ¥100 for fiscal 2007.

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

Advantest obtains and utilizes objective evidence (Vendor-Specific Objective Evidence (VSOE) under SOP 97-2) of fair value to allocate revenue to elements in multiple element arrangements and recognizes revenue when the criteria for revenue recognition have been met for each element. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of objective evidence of fair value of a delivered element, Advantest allocates revenue to the fair value of the undelivered constituent elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

Income Taxes

Effective April 1, 2007, Advantest adopted FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No.109 (“FIN 48”)”. Advantest recognizes the financial statement effects of tax positions when they are more likely than not, based on technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Advantest recognizes interest and penalty accruals related to unrecognized tax benefits in income taxes in the consolidated statement of income. The adoption of FIN 48 did not have an impact on Advantest’s consolidated results of operations and financial condition.

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

Advantest’s inventories decreased by ¥5,153 million, or 16.1%, during fiscal 2007 to ¥26,823 million as of March 31, 2008. Advantest recorded inventory write-downs in the amount of ¥5,711 million in fiscal 2007, ¥3,112 million in fiscal 2006 and ¥1,287 million in fiscal 2005. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2008 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Property, Plant and Equipment

Property, plant and equipment is stated at cost.

Depreciation has been computed principally using the declining-balance method for the Company and its domestic subsidiaries. The straight-line method over estimated useful lives of the assets is used for foreign subsidiaries.

On April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment as well as furniture and fixtures from the fixed-percentage-on-declining base application to the 250% declining balance application. Estimated salvage values have also been reduced in conjunction with this change. The Company and its domestic subsidiaries believe that the 250% declining balance application is preferable because it provides a better matching of allocation of cost of machinery and equipment as well as furniture and fixtures with associated revenue in light of product life cycles. In accordance with SFAS No. 154 “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and SFAS No.3”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle. Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method caused decreases in income before income taxes and equity in earnings of affiliated company and net income by ¥861 million and ¥513 million, respectively, for the year ended March 31, 2008. Basic net income per share and diluted net income per share decreased by ¥2.82 and ¥2.81, respectively, for the year ended March 31, 2008.

The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for furniture and fixtures.

Depreciation expense was ¥7,517 million, ¥7,583 million and ¥8,216 million for the years ended March 31, 2006, 2007 and 2008, respectively.

Trade Receivables

Advantest’s trade receivables, less allowance for doubtful accounts was ¥30,124 million as of March 31, 2008, as compared with ¥54,264 million as of March 31, 2007. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected. Advantest has not recorded any allowances for trade receivables for its major customers, a majority of which are large, well-capitalized semiconductor manufacturers, foundries and test houses. Advantest receives deposits from most of its distributors for its other test systems. Advantest believes that the amounts of these deposits are sufficient to offset the amounts of any possible defaults on accounts receivable of these customers.

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

At the end of fiscal 2007, Advantest decreased its allowance for doubtful accounts by ¥160 million from fiscal 2006 to ¥45 million. Increases in allowance for doubtful accounts are charged to selling, general and administrative expenses. However, additional allowances may be necessary if conditions in the industries of some of Advantest’s customers do not improve in the near-term. Conversely, a reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the accounting period during which such collection takes place.

Accrued Warranty Expenses

Advantest’s products are generally subject to a product warranty. In addition, under certain circumstances, Advantest is responsible for the repair of defective components and parts. Advantest provides an allowance for estimated product warranty expenses when product revenue is recognized as part of its selling, general and administrative expenses. The allowance for estimated product warranty expenses represents management’s best estimate at the time of sale of the total costs that Advantest will incur to repair or replace components or parts that fail while still under warranty. Advantest records its allowance for estimated product warranty expenses based on the historical ratio of actual repair expense to corresponding sales. The foregoing evaluations are inherently uncertain as they require estimates as to maintenance costs and failure rates related to different product lines. Consequently, actual warranty costs may differ from the estimated amounts and could result in additional product warranty expenses. If actual warranty costs significantly exceed the amount of Advantest’s allowance for product warranty expenses, it would negatively affect the future results of operations of Advantest. Accrued warranty expenses were ¥3,143 million at March 31, 2008, a decrease of ¥992 million from ¥4,135 million at March 31, 2007.

Stock-Based Compensation

Advantest applies the fair value recognition provision of SFAS No. 123 (revised 2004) (SFAS 123R), “Share Based Payments”, and recognizes stock based compensation expense in the consolidated statements of income. The fair values of the option are estimated using a Black Scholes option pricing model and amortized to expense over the requisite service period.

Expected dividend yield is determined by the Company’s dividend ratio of the past and other associated factors. Risk free interest rate is determined by Japanese government bond yield for the period corresponding to expected life. Expected volatility is determined by historical volatility and trend of the Company’s share prices, and other associated factors. Expected life is determined by the Company’s option exercise history, post vesting employment termination behavior for similar grants, and other pertinent factors.

Advantest has recorded ¥858 million as stock-based compensation expense in fiscal 2007.

Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have unfunded retirement and severance plans (point-based benefits system). Under a point-based benefits system, the benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance.

The Company and its subsidiaries also have a defined benefit corporate pension plan covering substantially all employees. Under the cash balance pension plan, the benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance with a certain interest rate calculated based on the upper and lower limit of a market interest rate.

The retirement benefit costs are estimated from actuarial valuations. Inherent in these valuations are key assumptions in estimating pension costs including mortality, withdrawal, retirement, changes in compensation, discount rate and expected return on plan assets. Advantest is required to estimate the key assumptions by taking into account various factors including personnel demographics, current market conditions and expected trends in interest rates. Advantest determines the discount rate by looking to available information about rates implicit in return on high-quality fixed-income governmental and corporate bonds. Accordingly, the discount rate is likely to change from period to period based on these ratings. A decrease in the discount rate results in an increase in actuarial pension benefit obligations. Increases and decreases in the pension benefit obligation affect the amount of the actuarial gain or loss which is amortized into income over the service lives of employees. Changes in the key assumptions may have a material effect on Advantest’s financial position and results of operations. Management believes that estimation of the key assumptions is reasonable under the various underlying factors.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At March 31, 2007, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥11,569 million of which ¥421 million represents net operating losses, or NOL, carryforwards available to offset future taxable income. Net operating loss carryforwards utilized during the years ended March 31, 2006, 2007 and 2008 were ¥777 million, ¥486 million and ¥1,046 million, respectively.

At March 31, 2008, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥18,910 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences.

Results of Operations—Fiscal 2007 Compared with Fiscal 2006

Net Sales

Advantest’s net sales decreased by ¥52,245 million, or 22.2%, compared with fiscal 2006, to ¥182,767 million in fiscal 2007. This decrease was primarily due to the restraint in capital expenditures within the semiconductor and component test system segment resulting from the significant decline of prices of DRAM semiconductors reflecting weak sales of products such as personal computers against the speculation of semiconductor manufacturers. The estimated effect of changes in exchange rates during fiscal 2007 was to decrease Advantest’s net sales by ¥427 million.

The following is a discussion of net sales for Advantest’s semiconductor and component test system, mechatronics system and services, support and others segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2007, net sales of Advantest’s semiconductor and component test system segment accounted for 72.0% of total net sales. Net sales of Advantest’s semiconductor and component test system segment decreased by ¥36,207 million, or 21.6%, compared with fiscal 2006, to ¥131,608 million in fiscal 2007. The estimated effect of changes in exchange rates during fiscal 2007 was to decrease Advantest’s net sales from its semiconductor and component test system segment by ¥277 million.

Net sales of test systems for memory semiconductors decreased by ¥16,645 million, or 15.2%, compared with fiscal 2006 to ¥92,896 million in fiscal 2007. This decrease was mainly due to lower than expected demand for Advantest’s DRAM semiconductor test systems for super high-speed memory devices, the T5500 series test systems, and the front-end testing systems, T5300 series test systems, mainly due to lower capital expenditures by semiconductor manufacturers resulting from falling DRAM semiconductors prices. Test systems for flash memory semiconductors also suffered from weak sales, led by lower capital expenditures by semiconductor manufacturers resulting from a substantial decline of flash memory semiconductors prices.

Net sales of test systems for non memory semiconductors decreased by ¥19,562 million, or 33.6%, compared with fiscal 2006 to ¥38,712 million in fiscal 2007. This decrease was mainly due to a decrease in sales of T2000 series test systems for non memory semiconductors, based on OPENSTAR®, primarily in the U.S. throughout fiscal 2007. This decrease was also due to weak sales, primarily in Japan, Korea and Taiwan, of T6500 series test systems for SoC semiconductors and the T6300 series test systems for non memory semiconductors used for LCD driver ICs, affected by price competition of digital consumer devices.

Mechatronics System Segment

Net sales of the mechatronics system segment such as test handlers and device interfaces decreased by ¥17,081 million, or 32.8%, compared to fiscal 2006 to ¥34,944 million in fiscal 2007.

The sales of test handlers for memory semiconductors were weak due to lower market demand for DRAM semiconductors and flash memory semiconductors. Sales of test handlers for non memory semiconductors were also weak due to the lower sales of test systems aimed at digital consumer devices.

Services, Support and Other Segment

Net sales of the services, support and other segment increased by ¥1,032 million, or 5.6%, compared with fiscal 2006 to ¥19,344 million in fiscal 2007. Main businesses in the services, support and others segment for fiscal 2007 include maintenance services and leases and rentals.

Geographic Markets

Advantest experienced a decrease of 22.2% in its net sales in fiscal 2007, which was greatly affected by decline in sales, especially in Japan and Korea.

Net sales in Japan decreased by ¥16,802 million, or 23.1%, compared with fiscal 2006 to ¥56,032 million in fiscal 2007. This decrease was due to weak sales of T6500 series test systems for SoC semiconductors and test systems for non memory semiconductors used for LCD driver ICs, affected by price competition of digital consumer devices.

Net sales in the Americas decreased by ¥542 million, or 5.3%, compared with fiscal 2006 to ¥9,616 million in fiscal 2007. This decrease was due to lower sales of test systems for memory semiconductors and test systems for non-memory semiconductors to major semiconductor manufactures throughout fiscal 2007, as well as the impact of a strong yen. The estimated effect of changes in exchange rates during fiscal 2007 was to decrease Advantest’s net sales from sales in the Americas by approximately ¥242 million.

Net sales in Europe decreased by ¥2,379 million, or 21.2%, compared to fiscal 2006 to ¥8,859 million in fiscal 2007. The sales of test systems for memory semiconductors and non memory semiconductors decreased in Europe. The estimated effect of changes in exchange rates during fiscal 2007 was to increase Advantest’s net sales from sales in Europe by approximately ¥25 million.

Net sales in Asia (excluding Japan) decreased by ¥32,522 million, or 23.1%, compared with fiscal 2006 to ¥108,260 million in fiscal 2007. Net sales in Korea and Taiwan decreased by ¥15,210 million, or 29.7%, by ¥6,976 million, or 11.1%, compared with fiscal 2006, respectively. This decrease was primarily due to restraint in capital expenditures by semiconductor manufacturers resulting from decline of prices of DRAM semiconductors. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) decreased by ¥10,336 million, or 39.0%, compared with fiscal 2006. This decrease is the result of lower sales of test systems for non memory semiconductors to major semiconductor manufacturers in Singapore and Malaysia. The estimated effect of changes in exchange rates during fiscal 2007 was to decrease Advantest’s net sales from sales in Asia by approximately ¥50 million.

Advantest’s overseas sales as a percentage of total sales became 69.3% for fiscal 2007, compared with 69.0% for fiscal 2006.

Operating Expenses

Advantest’s operating expenses decreased by ¥18,169 million, or 10.2%, compared with fiscal 2006 to ¥160,051 million in fiscal 2007.

Cost of sales decreased by ¥19,881 million, or 18.3%, compared to fiscal 2006 to ¥88,837 million in fiscal 2007. This decrease was attributed to the decrease of ¥52,245 million in net sales which was partially offset because of decline of sales cost ratio resulting from deterioration of capacity utilization caused by product mix and drop in sales.

Research and development expenses increased by ¥998 million, or 3.4%, when compared to fiscal 2006, to ¥30,507 million in fiscal 2007. This rise in research and development expenses reflects additional resources required for the increased research and development themes for future products as well as to increased expenses for research and development subcontractors.

Selling, general and administrative expenses increased by ¥714 million, or 1.8%, compared to fiscal 2006 to ¥40,707 million in fiscal 2007. This increase was due to an increase of expenses for maintenance and support.

Operating Income

Operating income decreased by ¥34,076 million, compared to fiscal 2006, to ¥22,716 million in fiscal 2007.

Other Income and Expenses

Interest and dividend income increased by ¥773 million, or 25.5%, compared with fiscal 2006 to ¥3,799 million in fiscal 2007. This increase was primarily due to the increase in interest income caused by an increase in interest rates in Japan.

Interest expense decreased by ¥4 million, or 25.0%, compared with fiscal 2006 to ¥12 million in fiscal 2007 due to payoff of the debt.

Other, net decreased by ¥4,258 million, compared with fiscal 2006, to ¥2,970 million in fiscal 2007. This decrease in non-operating income was primarily due to foreign currency exchange losses of ¥1,880 million in fiscal 2007, caused by the sharp appreciation of the yen against the U.S. dollar, instead of ¥1,323 million foreign currency exchange gains in fiscal 2006 to ¥1,880 million in fiscal 2007, and an increase in impairment of investment securities by ¥1,061 million compared with fiscal 2006 to ¥1,331 million in fiscal 2007. This represents the difference between the value of foreign currency-denominated sales translated at prevailing exchange rates and either (i) the value of sales amounts settled during the year, including those settled using foreign exchange forward contracts, or (ii) the value of accounts receivable and payables outstanding remeasured at the exchange rate in effect at March 31, 2008.

Income Taxes

Advantest’s effective tax rate was 41.8% in fiscal 2006 and 29.3% in fiscal 2007. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 40.4% for fiscal 2007. The difference between the statutory tax rate of 40.4% in fiscal 2007 and the effective tax rate of 29.3% in fiscal 2007 was due to the difference of applicable tax rate for overseas subsidiaries and the availability of tax credits for research and development expenses. For a more detailed discussion of income taxes of Advantest in fiscal 2007 and fiscal 2006, see note 13 to Advantest’s consolidated financial statements.

Net Income

Advantest’s net income decreased by ¥19,006 million, or 53.5%, compared to fiscal 2006, to ¥16,550 million in fiscal 2007. The change in net income for fiscal 2007 compared to fiscal 2006 reflects the factors discussed above.

Other Comprehensive Income (Loss)

Advantest’s other comprehensive income (loss), net of tax decreased by ¥12,028 million, compared to fiscal 2006, to a loss of ¥11,267 million in fiscal 2007. This decrease was mainly due to a ¥7,968 million decrease in foreign currency translation adjustment from a gain of ¥1,123 million in fiscal 2006 to a loss of ¥6,845 million in fiscal 2007 as the yen strengthened against the U.S. dollar, a loss of ¥2,362 million due to pension liability adjustments, as well as a net unrealized loss on marketable securities of ¥2,058 million caused by credit crisis associated with subprime loans in the United States.

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

Income Taxes

Advantest’s effective tax rate was 38.7% in fiscal 2005 and 41.8% in fiscal 2006. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 40.3% for fiscal 2006. The difference between the statutory tax rate of 40.3% in fiscal 2006 and the effective tax rate of 41.8% in fiscal 2006 was due to recognition of additional deferred tax liabilities on undistributed earnings of its foreign subsidiaries as a result of a change in the dividend policies of the foreign subsidiaries during fiscal 2006. This difference was partially offset by the availability of tax credits earned for research and development expenses. For a more detailed discussion of income taxes of Advantest in fiscal 2006 and fiscal 2005, see note 13 to Advantest’s consolidated financial statements.

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

5.B.	LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities decreased by ¥24,785 million, compared to ¥48,951 million in fiscal 2006, to ¥24,166 million in fiscal 2007. Net cash provided by operating activities in fiscal 2007 was increased primarily due to recording of ¥16,550 million in net income and a decrease in trade receivables by ¥22,666 million which was partially offset by a decrease in accounts payable by ¥16,239 million, resulted in a decrease of ¥24,166 million . This decrease of ¥24,785 million compared to fiscal 2006 was mainly due to the decrease in net income to ¥19,006 million in fiscal 2007.

Net cash used in investing activities was ¥16,322 million in fiscal 2007, a ¥8,309 million increase, compared to ¥8,013 million in fiscal 2006. This increase was due to a ¥4,483 million increase in the purchase of property, plants and equipment compared to fiscal 2006, totaling ¥11,994 million in fiscal 2007, resulting from the construction of Sendai Factory A, as well as a ¥3,235 million increase in purchase of marketable securities in fiscal 2007 from ¥0 in fiscal 2006.

Net cash used in financing activities was ¥46,770 million in fiscal 2007, a ¥43,108 million increase compared to ¥3,662 million in fiscal 2006. The main reason for the increase in fiscal 2007 was the acquisition of treasury stock at a cost of ¥36,564 million.

Net effect of exchange rate changes on cash and cash equivalents decreased to ¥10,121 million in fiscal 2007, a ¥11,315 million decline compared to fiscal 2006.

Advantest has various retirement and severance plans for employees, including non-contributory defined benefit retirement and severance plans consisting primarily of the EPF plan. As mentioned in Note 16 to the consolidated financial statements, in the balance sheet as of March 31, 2008, the amount of ¥10,711 million has been recognized as accrued severance and pension costs. Advantest has contributed to the EPF plan in accordance with the funding requirements of applicable Japanese governmental regulations. Although there is presently no immediate or significant near-term increase expected in cash funding requirements, Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the EPF were ¥1,927 million in fiscal 2006 and ¥2,227 million in fiscal 2007.

Advantest’s funding and treasury policy (including funding for capital expenditures), which is overseen and controlled by its Finance Department, has funded and is expected to continue to fund substantially all of its cash needs through cash from operating activities and cash and cash equivalents on hand. If conditions in the semiconductor industry, and thus the semiconductor and component test system industry, experiences a downturn in the medium term, Advantest may need to fund future capital expenditures and other working capital needs through the incurrence of additional debt or dilutive issuances of equity securities.

Advantest’s cash and cash equivalents balance decreased by ¥49,047 million in fiscal 2007 to ¥147,348 million as of March 31, 2008. At March 31, 2008, 63.5% of Advantest’s cash and cash equivalents were held in Japanese yen.

5.C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

In order to support technology on the leading-edge, Advantest undertakes research and development initiatives to develop products which play a central role in the area of measuring technologies to support electronics, information and communications, and semiconductor manufacturing. Advantest’s research and development focuses on the developments of new products and the improvements of existing products. In particular, in the semiconductor and component test system segment, a large and ongoing investment in research and development is necessary in order to maintain market competitiveness and to provide many types of products that meet the various needs of the customers. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥26.9 billion in fiscal 2005, ¥29.5 billion in fiscal 2006 and ¥30.5 billion in fiscal 2007. Advantest employs over 1,000 engineers and other personnel in its research and development division.

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

•	development of methods to detect timing jitters in high bit-rate signals; and

•	development of compound semiconductors devices, including less-distortion devices used for test systems for semiconductors and components.

Semiconductor and Component Test System Segment

•	development of semiconductor and component test systems that enable testing of super high speed memory semiconductors at actual motion speed;

•	development of semiconductor and component test systems that enhance the functionality of testing of DRAM semiconductors and flash memory semiconductors and requires less floor space;

•	development of semiconductor and component test systems that have the capacity to simultaneously test multiple complex SoC semiconductors with large pin counts and requires less floor space;

•	development of semiconductor and component test systems with specialized applications;

•	development of measurement modules for devices that operate at extremely high frequencies and for networks that carry extremely high density transmissions;

•	development of high speed transmission technologies for high speed large pin counts and high speed transmission signal contact technologies; and

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

Advantest has four research and development facilities in Japan and two in the U.S.

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

5.D.	TREND INFORMATION

For a discussion of the trends that affect Advantest’s business and financial condition and results of operations, see “Information on the Company—Business Overview,” “Operating and Financial Review and Prospects—Operating Results” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

5.E.	OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2008, Advantest had no material off-balance sheet arrangements.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments at March 31, 2008.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-Term Debt, including current portion	¥—	¥—	¥—	¥—	¥—
Operating Leases	778	358	379	13	28
Contractual Obligations	182	182	—	—	—

Total Contractual Cash Obligations	¥960	¥540	¥379	¥13	¥28

5.G.	SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6. DIRECTORS,	SENIOR MANAGEMENT AND EMPLOYEES

6.A.	DIRECTORS AND SENIOR MANAGEMENT

Directors, Corporate Auditors and Executive Officers

Directors, corporate auditors and executive officers of the Company as of June 25, 2008 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Shimpei Takeshita	Chairman of the Board	3/1964	Joined Advantest Corporation
(July 14, 1940)		6/1985	Director
		12/1990	Managing Director
		6/1995	Senior Managing Director
		4/1997	General Manager, Electron Beam Lithography Division
		6/1997	In Charge of Business Division
Representative Director and Executive Vice President
		6/1999	Senior Vice President, Business Support Group
		6/2001	Vice Chairman of the Board
		5/2005	Chairman of Japan Electric Measuring Instruments Manufacturers’ Association

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2005	Chairman of the Board of Advantest Corporation (present position)
		7/2005	Director of the Japan Business Federation (present position)
Director of the Semiconductor Equipment Association of Japan (present position)
		5/2007	Vice Chairman, Japan Electric Measuring Instruments Manufacturers’ Association

Toshio Maruyama (April 17, 1948)	Representative Board Director, President	4/1973 6/1989	Joined Advantest Corporation Director
	and CEO	6/1995	Managing Director
		6/1999	Senior Managing Director
Senior Vice President, ATE Sales Group
		6/2001	Representative Board Director and President
		5/2003	Director, Environmental Management Center (present position)
		6/2003	Representative Board Director, President and COO
		5/2005	Director of Japan Electronics and Information Technology Industries Association (present position)
		6/2005	Representative Board Director, President and CEO (present position)
		5/2006	Director of the Association of Super-Advanced Electronics Technologies (present position)

Naoyuki Akikusa (December 12, 1938)	Director	4/1961	Joined Fuji Communication Apparatus Mfg. Co., Ltd. (currently Fujitsu Limited)
		6/1988	Director, Fujitsu Limited
		6/1991	Managing Director of Fujitsu Limited
		6/1992	Senior Managing Director, Fujitsu Limited
		6/1998	Representative Board Director and President, Fujitsu Limited
		6/2003	Representative Board Director and Chairman of the Board, Fujitsu Limited
		6/2005	Corporate Auditor of Advantest Corporation
		6/2006	Director, Advantest Corporation (present position)
		6/2008	Senior Executive Advisor and Director of Fujitsu Limited (present position)

Yasushige Hagio	Director	4/1972	Assistant Judge, Tokyo District Court
(November 24, 1947)		4/1982	Judge, Tokyo District Court
		4/1998	Instructor, Legal Training and Research Institute
		12/2003	Chief of the Shizuoka District Court
		6/2004	Registered as an attorney-at-Law
Joined Seiwa Patent office & Law (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2006	Director, Advantest Corporation (present position)

Takashi Tokuno	Director, Senior	4/1971	Joined Advantest Corporation
(October 9, 1948)	Executive Officer	6/1996	Director
	Products and Production		General Manager, ATE Software Division
		6/2000	Managing Director
Vice President, ATE Business Group
		6/2001	Senior Vice President, ATE Business Group
		6/2003	Managing Executive Officer
		6/2004	Director, Managing Executive Officer
Product Development
		4/2005	Head of Test System Business
		6/2006	Director, Senior Executive Officer (present position) Products
		10/2007	Products and Production (present position)

Hiroshi Tsukahara	Director, Managing	4/1974	Joined Advantest Corporation
(August 26, 1950)	Executive Officer	6/2001	Director
	Technology and	11/2001	Senior Vice President, DI Business Group
	Development		General Manager, DI Business Division
	ATE Related Businesses	6/2003	Executive Officer
		6/2005	Director, Fujitsu Interconnect Technologies Limited
Managing Executive Officer
		6/2006	Senior Vice President, 1st Test System Business Group
		6/2007	Director, Managing Executive Officer (present position)
Technology and Development (present position)
		6/2008	ATE Related Businesses (present position)

Yuichi Kurita	Director, Managing	4/1973	Joined Fujitsu Limited
(July 28, 1949)	Executive Officer	3/2001	Joined Advantest Corporation
	Corporate Administration	10/2001	General Manager, Investor Relations Office
		4/2002	Manager, Finance Department
		6/2003	Executive Officer
Vice President, Corporate Affairs Group
		6/2004	Vice President, Corporate Affairs Group (overseeing Finance)
Senior Vice President, Corporate Relations Group
		6/2005	Senior Vice President, Corporate Planning Group
		11/2006	Director, e-Shuttle, Inc. (present position)
		6/2007	Director, Managing Executive Officer (present position)
Corporate Affairs
		6/2008	Corporate Administration (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Senior Vice President, Corporate Administration Group (present position)
Assistant Director (Administration), Environmental Management Center (present position)
In Charge of Corporate Ethics Office (present position)

Takao Tadokoro	Director, Managing	4/1974	Joined Advantest Corporation
(May 29, 1949)	Executive Officer SE	6/1997	General Manager, ATE Systems Engineering Division
		6/1999	Director
		6/2003	Executive Officer
Senior Vice President, ATE Sales Group
		4/2004	Senior Vice President, Sales and Marketing Group
		6/2005	Managing Executive Officer
		6/2008	Director, Managing Executive Officer (present position)
SE (present position)
Senior Vice President, SE Group (present position)
General Manager, CE Support Division (present position)

Hiroyasu Sawai	Director, Managing	4/1974	Joined Advantest Corporation
(May 23, 1950)	Executive Officer Sales and Marketing	6/1997	General Manager of International ATE Sales Department
		6/1999	Director
		10/2000	General Manager, ATE International Account Sales Division
		6/2001	Vice President, ATE Sales Group
		6/2002	Manager, ATE Fabless Outsourcing Solution Business Department
		6/2003	Executive Officer
General Manager, ATE Systems Engineering Division
		6/2004	Vice President, ATE Business Group (overseeing SE)
		4/2005	Senior Vice President, SE Group
		6/2005	Managing Executive Officer
		6/2008	Director, Managing Executive Officer (present position)
Sales and Marketing (present position)
Senior Vice President, Sales and Marketing Group (present position)
General Manager, Sales Division 2 (present position)

Hitoshi Owada	Standing Corporate	2/1970	Joined Advantest Corporation
(March 26,1946)	Auditor	6/1991	Manager of Accounting Department
		6/1997	Director

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2000	Managing Director
		6/2001	Senior Vice President, Corporate Affairs Group
Senior Vice President, Auditing Group
		6/2003	Director, Managing Executive Officer Corporate Affairs
		6/2007	Standing Corporate Auditor (present position)

Yuri Morita	Standing Corporate	4/1972	Joined Fujitsu Limited
(July 15,1947)	Auditor	1/1994	Joined Benesse Corporation
		9/1995	Joined Advantest Corporation
		4/1996	Manager of Legal Department
		6/2000	Board Director
Senior Vice President, Export Control Division
		6/2001	Vice President, Corporate Affairs Group
		2/2003	Manager, General Affairs Department
		6/2003	Managing Executive Officer
Assistant Director, Environmental Management Center
Senior Vice President, Corporate Affairs Group
		3/2004	Assistant Director (overseeing Administration), Environmental Management Center
		4/2005	In Charge of Corporate Ethics Office
		6/2008	Standing Corporate Auditor (present position)

Megumi Yamamuro	Corporate Auditor	4/1974	Assistant Judge, Tokyo District Court
(March 8,1948)		4/1984	Judge, Tokyo District Court
		4/1988	Instructor, Legal Training and Research Institute
		4/1997	Judge, Tokyo High Court
		7/2004	Registered as an attorney-at-Law
Joined CAST Law P.C. (currently CAST Itoga Law P.C) (present position)
		10/2004	Professor, The University of Tokyo Graduate School of Law and Politics (present position)
		6/2005	Corporate Auditor, Fujitsu Limited (present position)
		6/2006	Corporate Auditor, Advantest Corporation (present position)

Jiro Haneda	Corporate Auditor	4/1966	Joined Nihon Kangyou Bank, Limited
(October 3,1943)		6/1996	Director, Kanematsu Corporation
		6/1998	Representative Board Director and Managing Director
		6/2000	Corporate Auditor, Kanematsu Electronics Ltd.
		3/2002	Corporate Auditor, Nippon Office Systems Ltd.
		6/2003	Representative Board Director and Senior Managing Director, Kanematsu Corporation

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		3/2004	Standing Corporate Auditor, Nippon Office Systems Ltd.
		6/2007	Corporate Auditor, Advantest Corporation (present position)

Yoshiro Yagi	Managing Executive	4/1970	Joined Advantest Corporation
(July 26,1951)	Officer	6/2001	Manager, Account Sales Department 1
		2/2003	General Manager, ATE Domestic Sales Division
		6/2003	Executive Officer
Vice President, ATE Sales Group
		4/2004	General Manager, Domestic Sales Division 1
		6/2004	Vice President, Sales and Marketing Group (overseeing ATE)
		10/2004	General Manager, Domestic Sales Division 1
		4/2005	General Manager, Sales Division 1 (present position)
		6/2007	Managing Executive Officer (present position)
		4/2008	Vice President, Sales and Marketing Group (overseeing Sales)
		6/2008	Vice President, Sales and Marketing Group (present position)

Masao Shimizu	Executive Officer	4/1973	Joined Advantest Corporation
(February 24,1953)		4/2000	General Manager, SoC Tester Business Division
		6/2001	Director
		4/2002	General Manager, 1st SoC Tester Business Division
		6/2003	Executive Officer (present position)
		6/2004	Vice President, ATE Business Group (overseeing SoC Tester product)
		4/2005	Senior Vice President, 1st Test System Business Group
		6/2006	Senior Vice President, DI Business Group (present position)
General Manager, DI Business Division (present position)
		6/2007	Director, Fujitsu Interconnect Technologies Limited (present position)

Hideaki Imada	Executive Officer	4/1978	Joined Advantest Corporation
(April 19,1955)		4/2002	General Manager, 2nd SoC Tester Business Division
		2/2003	Leader, OAI Business Initiatives
		6/2003	Executive Officer (present position)
Vice President, ATE Sales Group
		4/2004	Vice President, Sales and Marketing Group
		6/2004	Vice President, Sales and Marketing Group (overseeing OAI)
		4/2005	Senior Vice President, 2nd Test System Business Group

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
General Manager, Product Design Initiatives 2
General Manager, Memory Tester Business Division
		6/2008	Senior Vice President, Memory Tester Business Group (present position)

Yasuhiro Kawata	Executive Officer	4/1974	Joined Advantest Corporation
(October 5, 1953)		6/2001	General Manager, ATE Product Engineering Division
		4/2002	General Manager, 2nd Memory Tester Business Division
		2/2003	General Manager, 2nd SoC Tester Business Division, ATE Business Group
		6/2005	Executive Officer (present position)
General Manager, 2nd SoC Tester Business Division, 1st Test System Business Group
		5/2007	Senior Vice President, Cost Planning Group
General Manager, Cost Planning Division
		6/2008	Senior Vice President, Quality Assurance Group (present position)
General Manager, Quality Assurance Division (present position)
Assistant Director (Technology), Environmental Management Center (present position)

Takashi Sugiura	Executive Officer	4/1979	Joined Advantest Corporation
(March 8, 1957)		9/1998	Manager, ATE Global Marketing Department
		6/2001	Manager, ATE SoC Solution Business Department
		10/2001	General Manager, Product Design Initiatives
		6/2002	General Manager, ATE Product Design Initiatives
		2/2003	General Manager, Product Design Initiatives
		6/2005	General Manager, Product Design Initiatives 1
Executive Officer (present position)
		6/2006	Senior Vice President, FA Business Group (present position)
General Manager, Handler Division

Shinichiro Kuroe	Executive Officer	4/1981	Joined Advantest Corporation
(March 30, 1959)		3/1998	Manager, 1st Product Development Department
		6/2000	Manager, Memory Tester Development Department
		6/2001	General Manager, Memory Tester Business Division
		4/2002	In Charge of Memory Tester Product, ATE Business Group
General Manager, 1st Memory Tester Business Division

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		2/2003	General Manager, Memory Tester Business Division
		6/2005	Executive Officer (present position)
Vice President, Sales and Marketing Group
General Manager, Solution Business Division
		4/2007	General Manager, Soc Strategic Sales Team
		12/2007	General Manager, 1st SoC Tester Business Division
		6/2008	Senior Vice President, SoC Tester Business Group (present position)

Takashi Sekino	Executive Officer	4/1982	Joined Advantest Corporation
(May 30, 1957)		4/1998	Manager, 1st R&D Department, ATE Technology Division
		6/1998	Manager, 2nd R&D Department, ATE 1st Technology Division
		6/2001	Manager, 3rd R&D Department, ATE 1st Technology Division
		11/2001	General Manager, ATE 1st Technology Division
		4/2005	General Manager, 1st Technology Division
		6/2006	Executive Officer (present position)
Vice President, Technology Development Group
		5/2007	Senior Vice President, Technology Development Group (present position)

Hiroshi Nakamura	Executive Officer	4/1981	Joined Advantest Corporation
(December 4, 1957)		6/1998	Manager, Business Accounting Department, Corporate Affairs Group
		6/2002	Manager, Accounting Department, Corporate Affairs Group
		6/2006	Executive Officer (present position)
Vice President, Corporate Affairs Group
		6/2007	Senior Vice President, Financial Group
Manager, Accounting Department (present position)
		6/2008	Vice President, Corporate Administration Group (present position)
General Manager, Accounting and Finance Division (present position)

Yoshiaki Yoshida	Executive Officer	4/1999	Joined Advantest Corporation
(February 8, 1958)			Director, Advantest Finance Inc.
		6/2000	Representative Board Director, Advantest Finance Inc.
		6/2006	Executive Officer (present position)
		6/2007	Vice President, Corporate Planning Group
		6/2008	Senior Vice President, Corporate Planning Group (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience

Minoru Morishita	Executive Officer	6/1973	Joined Advantest Corporation
(January 12, 1949)		6/2002	General Manager, Nanotechnology 2nd Business Division (present position)
		6/2007	Executive Officer (present position)

Saebum Myung	Executive Officer	4/1989	Joined Advantest Corporation
(September 16, 1954)		4/2004	Manager, International Sales Department 3
		6/2006	Representative Director and President, Advantest Korea Co., Ltd. (present position)
		6/2008	Executive Officer (present position)
Asia Sales, Sales and Marketing Group (present position)

Soich Tsukakoshi	Executive Officer	4/1983	Joined Advantest Corporation
(February 1, 1960)		4/2008	General Manager, Strategic Sales Division (present position)
		6/2008	Executive Officer (present position)
Vice President, Sales and Marketing Group (present position)

Haruo Matsuno	Executive Officer	4/1984	Joined Advantest Corporation
(February 14, 1960)		6/2006	Senior Vice President, Procurement Group
		6/2007	Senior Vice President, Procurement & Logistics Group
		1/2008	Senior Vice President, Production Group (present position)
		6/2008	Executive Officer (present position)

Josef Schraetzenstaller	Executive Officer	11/1996	Joined Advantest (Europe) GmbH
(June 16, 1957)		10/1997	Prokurist, Advantest (Europe) GmbH
		4/2000	Managing Director, Advantest (Europe) GmbH (present position)
		6/2008	Executive Officer, Advantest Corporation (present position)
Europe Sales, Sales and Marketing Group (present position)

R. Keith Lee (December 15, 1955)	Executive Officer	8/1984	Joined Takeda Riken America, Inc. (currently Advantest America, Inc.)
		7/1996	General Manager, Custom Design Engineering, Advantest America, Inc.
		1/2004	President and CEO, Advantest America, Inc. (present position)
President and CEO, Advantest America Corporation (present position)
		6/2008	Executive Officer, Advantest Corporation (present position)
America Sales, Sales and Marketing Group (present position)

6.B.	COMPENSATION

Executive Compensation

The compensation of all of Company’s directors and corporate auditors was an aggregate of approximately ¥541 million* in compensation during the year ended March 31, 2008. Compensation for directors and corporate auditors must be authorized by the resolutions of the general meetings of shareholders. For a description of the Company’s equity-based compensation plans, see “—Share Ownership.”

*1. The amount of compensation set forth above includes ¥135 million, which was allocated as bonuses to be paid to directors and corporate auditors this fiscal year.

2. Of the compensation set forth above, the aggregate amount of compensation of outside directors and outside corporate auditors was ¥52 million.

3. Other than the above, an aggregate amount of ¥205 million, consisting of ¥185 million to directors and ¥20 million to corporate auditors, was granted as the Company’s stock option-related compensation (of the ¥205 million above, an aggregate amount of ¥26 million was paid to outside directors and outside corporate auditors).

6.C.	BOARD PRACTICES

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

Corporate Auditors

The Company’s articles of incorporation provide for no more than five corporate auditors and the Company currently has two Standing Corporate Auditors and two outside corporate auditors. Corporate auditors are elected at the general meeting of shareholders and the standard term of office of corporate auditors is four years. Under the Company Law, at least half of the corporate auditors are required to be persons who have not been a director, accounting counselor (if an accounting counselor is a corporation, an employee of such corporation who executes its duties), executive officer, manager, or employee of the Company or any of its subsidiaries at any time in the past. Corporate auditors may not at the same time be directors, accounting counselors (if an accounting counselor is a corporation, an employee who executes its duties), executive officers, managers, or employees of the Company or any of its subsidiaries. The Company increased the number of required outside corporate auditors from one to two at the general meetings of shareholders held in June 2003 in order to strengthen the auditing function of the board of corporate auditors. Corporate auditors are under a statutory duty to oversee the administration of the Company’s affairs by its directors, to audit its financial statements to be submitted by its Board of Directors to the general meetings of the shareholders and to report their opinions thereon. They are also required to attend the meetings of the Board of Directors and to express their opinions, but are not entitled to vote.

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

Significant Differences in Corporate Governance Practices between the Company and U.S. Companies Listed on the New York Stock Exchange

Pursuant to home country practices exemptions granted by the New York Stock Exchange, or the NYSE, the Company is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The United States Securities and Exchange Commission, or the SEC, approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies in November 2003, as further amended in November 2004. The Company is exempted from the approved changes, except for requirements that (a) the Company’s board of corporate auditors satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 as amended, or the Exchange Act, (b) the Company must disclose significant differences in the corporate governance practices followed by the Company as compared to those followed by domestic companies under the NYSE listing standards, (c) the Company’s CEO must notify the NYSE of material non-compliance with (a) and (b), and (d) the Company must submit annual and interim written affirmations to the NYSE. The Company’s corporate governance practices and those followed by domestic companies under the NYSE listing standards, or NYSE Corporate Governance, have the following significant differences:

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

The Company currently has two corporate auditors who satisfy the requirements of “outside corporate auditor” under the Company Law. Unlike NYSE Corporate Governance, under the Company Law, at least one-half of the corporate auditors of the Company must be “outside corporate auditors,” which is a person who was not a director, an accounting counselor (if an accounting counselor is a corporation, an employee of such corporation who carries out its duties), executive officer, general manager, or any other employee of the Company or any of its subsidiaries at any time in the past. Corporate auditors may not at the same time be directors, an accounting counselor (if an accounting counselor is a corporation, an employee who carries out its duties), executive officer, general manager, or any other employee of the Company or any of its subsidiaries.

4. Corporate Governance Guidelines. The Company is required to adopt or disclose corporate governance guidelines under Japanese laws and regulations, including the Company Law and the Financial Instruments and Exchange Law of Japan or rules of Tokyo stock exchange. Pursuant to the Company Law, the Company is required to decide to implement a structure as required by an ordinance of the Ministry of Justice (the “Internal Control System”) in order to ensure directors’ compliance with applicable laws and regulations and the Company’s articles of incorporation while executing their duties and joint stock companies’ proper business operation, and is required to disclose the decision to implement the Internal Control System, policies and the conditions of its corporate governance in its business report, annual securities report and certain other disclosure documents in accordance with the Company Law, the Financial Instruments and Exchange Law, and applicable Cabinet ordinances and rules of Tokyo stock exchange in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Unlike NYSE Corporate Governance, under Japanese law (including the Company Law and the Financial Instruments and Exchange Law of Japan), and rules of Tokyo stock exchange, the Company is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, the Company is not required to adopt and disclose a code of business conduct and ethics for these individuals. However, in accordance with the Company Law, the Company has decided to implement the Internal Control System as a structure to ensure that director’s execution of their duties at meetings of the Board of Directors complies with applicable laws and regulations and the Company’s articles of incorporation. Furthermore, the Company has established a code of ethics consistent with Section 406 of the Sarbanes-Oxley Act.

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

6.D.	EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2006, March 31, 2007 and March 31, 2008.

	As of March 31,
	2006	2007	2008
Full-Time Employees	3,595	3,637	3,666
By Category of Activity:
Administrative	403	385	394
Sales	299	334	285
Customer Support	884	869	885
Manufacturing	798	836	832
Research and Development	1,120	1,128	1,144
Other	91	85	126
By Geographic Location:
Japan	2,800	2,832	2,898
Asia (excluding Japan)	441	454	463
Americas	235	234	205
Europe	119	117	100

Most regular employees of the Company and its subsidiaries in Japan are members of one of the seven labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

During the fiscal year ended March 31, 2008, Advantest averaged approximately 909 temporary employees at any one time.

6.E.	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of the Company as of March 31, 2008 of each of the Company’s directors, corporate auditors and executive officers as of March 31, 2008. Also included is share ownership information with respect to executive officers, newly appointed, as of June 2008.

Name of Record/Beneficial Owner	Number of Shares
Shimpei Takeshita	256,702
Toshio Maruyama	217,038
Naoyuki Akikusa	21,139
Yasushige Hagio	15,238
Junji Nishiura	149,203
Hiroji Agata	145,862
Takashi Tokuno	101,976
Hiroshi Tsukahara	109,634
Yuichi Kurita	92,654
Takashi Takaya	23,809
Hitoshi Owada	116,286
Megumi Yamamuro	11,095
Jiro Haneda	3,000
Yuri Morita	86,079
Jiro Katoh	134,500
Takao Tadokoro	108,085
Hiroyasu Sawai	86,392
Yoshiro Yagi	93,170
Masao Shimizu	84,000
Masao Araki	74,862
Hideaki Imada	85,556
Akira Hatakeyama	78,652
Yasuhiro Kawata	66,216
Takashi Sugiura	78,606
Shinichiro Kuroe	66,359
Takashi Sekino	45,867
Hiroshi Nakamura	49,509
Yoshiaki Yoshida	42,298
Minoru Morishita	28,143
Saebum Myung	11,000
Soichi Tsukakoshi	9,000
Haruo Matsuno	6,000
Josef Schraetzenstaller	70,000
R. Keith Lee	34,000

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of the Company.

The numbers of shares owned by the Company’s directors, corporate auditors and executive officers include options that are currently exercisable for 2,438,000 shares of the Company’s common stock. For a description of these options, see “Stock Option Plan” below. The number of shares of common stock owned by the Company’s directors, corporate auditors and executive officers reflects the number of shares representing less than one unit (100 shares) that are owned through the director and corporate auditor stock ownership association and allocated to an individual director, corporate auditor or executive officer. For a description of this association, see “—Stock Ownership Associations.” For a description of the unit share system, see “Additional Information—The Unit Share System.”

Stock Option Plan

At the general ordinary meetings of shareholders held in June 2004, June 2005, June 2006, June 2007 and June 2008, the shareholders of the Company approved stock option plans for selected directors, corporate auditors, executive officers and employees of Advantest. The shareholders of the Company also approved the compensation amount of stock acquisition rights to be granted as stock options to directors and corporate auditors of the Company. The following table shows selected information related to these stock options. On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. The number of shares and exercise price have been restated to reflect the effects of the stock split.

	Seventh series	Eighth series	Ninth series
Date of grant	July 1, 2004	November 15, 2004	April 1, 2005
Number of shares to be issued/ delivered	1,522,000	8,000	8,000
Exercise price per share	¥3,732	¥3,732	¥3,732
Beginning of exercise period	April 1, 2005	April 1, 2005	April 1, 2005
End of exercise period	March 31, 2009	March 31, 2009	March 31, 2009
Number of directors, corporate auditors and executive officers of the Company	26	0	0
Number of other employees	179	2	2

	Tenth series	Eleventh series	Twelfth series
Date of grant	July 4, 2005	December 1, 2005	February 28, 2006
Number of shares to be issued/ delivered	1,518,000	16,000	3,980
Exercise price per share	¥4,300	¥4,300	¥6,702
Beginning of exercise period	April 1, 2006	April 1, 2006	April 1, 2006
End of exercise period	March 31, 2010	March 31, 2010	March 31, 2010
Number of directors, corporate auditors and executive officers of the Company	27	0	0
Number of other employees	181	6	1

	Thirteenth series	Fourteenth series	Fifteenth series
Date of grant	July 12, 2006	July 12, 2006	December 1, 2006
Number of shares to be issued/ delivered	360,000	1,218,000	8,000
Exercise price per share	¥5,880	¥5,880	¥6,218
Beginning of exercise period	April 1, 2007	April 1, 2007	April 1, 2007
End of exercise period	March 31, 2011	March 31, 2011	March 31, 2011
Number of directors, corporate auditors and executive officers of the Company	13	18	0
Number of other employees	0	184	3

	Sixteenth series	Seventeenth series	Eighteenth series
Date of grant	July 12, 2007	July 12, 2007	September 26, 2007
Number of shares to be issued/ delivered	184,000	593,000	2,000
Exercise price per share	¥5,563	¥5,563	¥5,563
Beginning of exercise period	April 1, 2008	April 1, 2008	April 1, 2008
End of exercise period	March 31, 2012	March 31, 2012	March 31, 2012
Number of directors, corporate auditors and executive officers of the Company	13	16	0
Number of other employees	0	182	1

	Nineteenth series	Twentieth series	Twenty-first series
Date of grant	February 28, 2008	July 10, 2008	July 10, 2008
Number of shares to be issued/ delivered	1,000	182,000	523,000
Exercise price per share	¥5,563	To be determined	To be determined
Beginning of exercise period	April 1, 2008	April 1, 2009	April 1, 2009
End of exercise period	March 31, 2012	March 31, 2013	March 31, 2013
Number of directors, corporate auditors and executive officers of the Company	0	13	15
Number of other employees	1	0	174

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

Stock Ownership Associations

The Company’s director and corporate auditor stock ownership association is a partnership formed by the current and former directors, executive officers and corporate auditors of the Company for the purpose of acquiring the Company’s shares of common stock. Only current directors, executive officers and corporate auditors and company advisors that formerly were directors or corporate auditors of the Company may join the director and corporate auditor stock ownership association. The Company established its director and corporate auditor stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of a single unit, to that member. As of March 31, 2008, 34 current and former directors, executive officers, corporate auditors and company advisors were members of the director, executive officer and corporate auditor stock ownership association, and the association held 6,816 shares of the Company’s common stock. The Company also has an employee stock ownership association for other employees in Japan. As of March 31, 2008, the association had 555 members and held 308,016 shares of the Company’s common stock.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	MAJOR SHAREHOLDERS

As of March 31, 2008, 178,726,049 shares of the Company’s common stock were outstanding. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Law of Japan.

Under the Financial Instruments and Exchange Law of Japan, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange (including ADSs representing such shares) must file a report concerning the shareholding with the Director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	20,142,792	10.09%
Nomura Securities Co., Ltd. and its related entities	10,171,766	5.10%
Walter Scott & Partners Limited	10,008,360	5.02%

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

The number of shares owned by Nomura Securities Co., Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that Nomura Securities Co., Ltd. and its related entities held or were deemed to hold beneficially, as of April 15, 2008, 10,171,766 shares of Advantest’s common stock.

The number of shares owned by Walter Scott & Partners Limited is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that Walter Scott & Partners Limited and its related entities held or were deemed to hold beneficially, as of October 22, 2007, 10,008,360 shares of Advantest’s common stock.

Based on information made publicly available on or after April 1, 2005, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of Advantest’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
Nomura Securities Co., Ltd. and its related entities	May 31, 2006	—	—	—	10,966,798	5.50%
Nomura Securities Co., Ltd. and its related entities	August 31, 2006	10,966,798	5.50%	4,412,596	15,379,394	7.71%
Nomura Securities Co., Ltd. and its related entities	January 15, 2007	15,437,398	7.74%	(2,225,300)	13,212,098	6.62%
Nomura Securities Co., Ltd. and its related entities	March 30, 2007	13,212,098	6.62%	(2,824,402)	10,387,696	5.21%
Nomura Securities Co., Ltd. and its related entities	May 15, 2007	10,387,696	5.21%	2,105,426	12,493,122	6.26%
Nomura Securities Co., Ltd. and its related entities	June 29, 2007	12,493,122	6.26%	2,055,956	14,549,078	7.29%
Nomura Securities Co., Ltd. and its related entities	July 13, 2007	14,549,078	7.29%	(2,969,400)	11,579,678	5.80%
Walter Scott & Partners Limited	October 22, 2007	—	—	—	10,008,360	5.02%
Nomura Securities Co., Ltd. and its related entities	November 15, 2007	11,579,678	5.80%	(2,721,771)	8,857,907	4.44%
Nomura Securities Co., Ltd. and its related entities	November 30, 2007	—	—	—	10,767,725	5.40%
Nomura Securities Co., Ltd. and its related entities	March 31, 2008	10,767,725	5.40%	3,661,941	14,429,666	7.23%
Deutsche Bank London Office and its related entities	March 31, 2008	—	—	—	10,975,630	5.50%
Nomura Securities Co., Ltd. and its related entities	April 15, 2008	14,429,666	7.23%	(4,257,900)	10,171,766	5.10%
Deutsche Bank London Office and its related entities	April 15, 2008	10,975,630	5.50%	(2,455,703)	8,519,927	4.27%

As of March 31, 2008, the Company had 178,726,049 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for the Company’s ADSs, as of March 31, 2008, 1,783,843 shares of the Company common stock were held in the form of ADRs and there was one ADR holder of record in the U.S. According to the Company’s register of shareholders and register of beneficial owners, as of March 31, 2008, there were 49,344 holders of common stock of record worldwide. As of March 31, 2008, there were 72 record holders of the Company’s common stock with addresses in the U.S., whose shareholdings represented 6.3% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of the Company’s shares of common stock entitles the holder to any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B.	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells products to and purchases parts from Fujitsu Limited, which owns approximately 11% of the voting rights of Advantest, and its subsidiaries. Advantest sells products to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥5,395 million in fiscal 2007 from the sale of products to

Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥6,153 million in fiscal 2007. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥1,515 million as of March 31, 2008. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥1,964 million as of March 31, 2008. Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Akikusa, a Director of the Company since 2006, currently serves as a Senior Executive Advisor and Director of Fujitsu Limited. Mr. Yamamuro, a Corporate Auditor of the Company since 2006, currently serves as a corporate auditor of Fujitsu Limited.

Loans

As of March 31, 2008, the Company has no outstanding loans to its directors and executive officers.

7.C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1-4. Consolidated Financial Statements. Advantest’s audited consolidated financial statements are included under “Item 18—Financial Statements.” Except for Advantest’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by Advantest’s independent registered public accounting firm.

5. Not applicable.

6. Export Sales. See “Information on the Company—Business Overview—Geographic Sales.”

7. Legal and Arbitration Proceedings. See “Information on the Company—Business Overview—Legal Proceedings.”

8. Dividend Policy. See “Key Information—Selected Financial Data—Dividends.”

8.B.	SIGNIFICANT CHANGES

See “Operating and Financial Review and Prospects,” “Key Information—Risk Factors” and “Information on the Company—Business Overview—Industry Overview” for a discussion of significant adverse changes since the date of Advantest’s latest annual financial statements.

ITEM 9.    THE OFFER AND LISTING

9.A.	LISTING DETAILS

The following table sets forth for the periods shown the reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange and the ADSs on the New York Stock Exchange. The Company changed the ratio of ADSs to underlying shares on October 1, 2006. The prices below reflect the change in ratio. Details are included in the Company’s press release dated July 26, 2006.

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2004	¥4,720	¥1,875	$44.22	$15.98
2005	4,665	3,090	44.32	28.36
2006	7,715	3,700	64.54	34.72
2007	7,605	5,100	63.72	44.70
2008	5,750	2,100	48.47	19.45

Financial quarter ended/ending
June 30, 2006	7,605	5,160	63.72	44.70
September 30, 2006	6,065	5,185	52.78	45.30
December 31, 2006	6,820	5,640	57.40	48.09
March 31, 2007	6,720	5,100	57.31	43.93
June 30, 2007	5,750	5,120	48.47	41.76
September 30, 2007	5,450	3,410	45.27	29.63
December 31, 2007	3,850	2,855	32.45	25.92
March 31, 2008	2,975	2,100	28.26	19.45
June 30, 2008 (through June 20, 2008)	3,030	2,460	29.71	22.46

Month ended
December 31, 2007	3,500	3,040	31.53	27.14
January 31, 2008	2,975	2,220	28.26	21.06
February 29, 2008	2,820	2,100	26.29	19.45
March 31, 2008	2,695	2,175	27.18	21.66
April 30, 2008	3,030	2,625	29.71	25.76
May 31, 2008	2,920	2,555	28.11	24.69

9.B.	PLAN OF DISTRIBUTION

Not applicable.

9.C.	MARKETS

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

9.D.	SELLING SHAREHOLDERS

Not applicable.

9.E.	DILUTION

Not applicable.

9.F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A.	SHARE CAPITAL

Not applicable.

10.B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of the Company’s articles of incorporation and share handling regulations and of the Company Law of Japan (the “Company Law,” hereinafter in Item 10.B. the same) and related legislation, all as currently in effect.

General

The Company’s authorized number of shares to be issued is 440,000,000 shares. The number of the Company’s issued share capital as of March 31, 2008, including treasury shares, was 199,566,770. All of the issued shares are fully paid and non-assessable.

Under the Company Law, the transfer of shares is principally affected by delivery of share certificates. However, in order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the Company’s register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with the share registration agent. The Company’s share registration agent is Tokyo Securities Transfer Agent Co., Ltd., located at 6-2, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan. The shares have no par value.

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

The Company may also reduce the sum of its legal reserve and additional paid-in capital by resolution of a general meeting of shareholders. Under the Company Law, the Company may reduce the sum of its legal reserve and additional paid-in capital without the limitation of the amount to be reduced as mentioned above.

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

The Company Law provides that a quorum of at least one-third of voting rights of shareholders that are eligible to vote must be present at a shareholders’ meeting to approve any material corporate actions, such as:

(1)	amendment of the articles of incorporation (except in cases in which a shareholders’ resolution is not required);

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)	any issue or transfer of new or treasury shares at a “specially favorable” price (or any issue of stock acquisition rights, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(5)	the removal of a corporate auditor;

(6)	the exemption of liability of a director or corporate auditor with certain exceptions;

(7)	a reduction of stated capital meeting certain conditions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

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

Reporting of Substantial Shareholdings

Pursuant to the Financial Instruments and Exchange Law of Japan and regulations thereunder, a person or group of persons beneficially holding more than 5% of the total shares with voting rights (for this purpose shares issuable upon exercise of stock acquisition rights held by the person or persons are counted in the calculation of the holding and the total shares in issue) of a company listed on any Japanese stock exchange is required to file with the director of a competent local finance bureau, within five business days a report containing the identity of such person or persons, the purpose of such holding and certain other information prescribed by regulations. A similar report must also be made (with certain exceptions) if the percentage of such holding subsequently increases or decreases by 1% or more or if any change occurs in material matters set out in reports previously filed.

10.C.	MATERIAL CONTRACTS

All contracts concluded by the Company during the two years preceding this filing were entered into in the ordinary course of business.

10.D.	EXCHANGE CONTROLS

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

10.E.	TAXATION

The following discussion is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of the shares of common stock of the Company (the “Shares”) or ADSs. This summary does not purport to address all the material tax consequences that may be relevant to the holders of the Shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold the Shares or ADSs as part of an arbitrage, options trading, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the federal income tax laws and regulations of the United States and the national tax laws of Japan, judicial decisions and published rulings and administrative pronouncements as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), as described below, all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), other than any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2008, and (ii) as a general rule, 15% for dividends due and payable on or after January 1, 2009. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and 10% for portfolio investors under the income tax treaty with France, the U.K. and the United States.

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

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is entitled to reduced rate or exemption from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of, or exemption from, Japanese withholding tax on payment of dividends on the Shares by the Company is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through the Company to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the Company’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

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

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to U.S. Holders that hold those Shares or ADSs as capital assets (generally, for investment purposes).

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

Under current law, dividends received on shares or ADSs of certain foreign corporations in taxable years beginning before January 1, 2011 by non-corporate U.S. investors may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. Dividends received by non-corporate U.S. Holders with respect to Shares or ADSs are expected to be eligible for these reduced rates of tax. U.S. Holders should consult their own tax advisors regarding the eligibility of such dividends for a reduced rate of tax.

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

Distributions of additional Shares that are made to U.S. Holders with respect to their Shares or ADSs and that are part of a pro rata distribution to all of the Company’s shareholders generally will not be subject to U.S. federal income tax.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of Shares or ADSs will constitute income from sources outside the United States, and will generally be “passive category income” or “general category income”. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of the Company dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or if the U.S. Holder does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year as a deduction from such U.S. Holder’s taxable income. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential tax rates of U.S. federal income tax. Additionally, special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

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

Taxation of Capital Gains

In general, upon a sale or other taxable disposition of Shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those Shares or ADSs. A U.S. Holder generally will have an adjusted tax basis in the Shares or ADSs equal to their U.S. dollar cost. Subject to the passive foreign investment company rules discussed below, gain or loss recognized on the sale or other taxable disposition generally will be capital gain or loss and, if the U.S. Holder’s holding period for those Shares or ADSs exceeds one year, will be long-term capital gain or loss. Non-corporate U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gain. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of Shares or ADSs generally will be treated as derived from U.S. sources for foreign tax credit purposes.

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

Based on current estimates of its income and assets, the Company does not believe that it will be a PFIC for its current taxable year, and intends to continue its operations in such a manner that it will not become a PFIC in the future. However, because the PFIC determination is made annually at the close of the taxable year, the Company can provide no assurance that it will not become a PFIC in the current or any future taxable year due to changes in its asset or income composition, a decrease in the price of its Shares (which is used as a measure of goodwill as an active asset) or for other reasons. If the Company becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Shares or ADSs and on certain “excess” distributions (generally distributions in excess of 125% of the average distribution over a three-year period, or, if shorter, the holding period for the Shares or ADSs). In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates applicable to dividends described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. The Company will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year. If a U.S. Holder holds Shares or ADSs in any taxable year in which the Company is a PFIC, such U.S. Holder will be required to file an information statement with the IRS.

U.S. Holders are urged to consult their tax advisors concerning the U.S federal income tax consequences of holding Shares or ADSs if the Company were considered a PFIC in any year.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of Shares or ADSs that are neither U.S. Holders nor partnerships, nor entities taxable as partnerships for, U.S. federal income tax purposes (“Non-U.S. Holders”).

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

Income that is effectively connected with a U.S. trade or business of a Non-U.S. Holder (and, if an applicable income tax treaty applies, is attributable to a U.S. permanent establishment or a fixed base of such Non-U.S. Holder) generally will be taxed in the same manner as the income of a U.S. Holder. In addition, under certain circumstances, any effectively connected earnings and profits realized by a corporate Non-U.S. Holder may be subject to additional “branch profits tax” at the rate of 30% or at a lower rate that may be prescribed by an applicable income tax treaty.

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

Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment may generally be refunded or allowed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS.

THE SUMMARY OF U.S. FEDERAL INCOME AND JAPANESE NATIONAL TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. INVESTORS IN THE SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF SHARES OR ADSs BASED ON THEIR PARTICULAR CIRCUMSTANCES.

10.F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.	STATEMENT BY EXPERTS

Not applicable.

10.H.	DOCUMENTS ON DISPLAY

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

10.I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Advantest is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices and credit.

Foreign Currency Exchange Rate Risk

The tables below summarizes information as of March 31, 2008 and March 31, 2007 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Korean won, and forward contracts. The information in each table is presented in Japanese yen equivalents, which is the Company’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2008 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash and cash equivalents	¥40,533	¥10,369	¥383	¥1,361
Accounts receivable	5,410	403	627	518
Accounts payables and accruals	(1,507)	(389)	(489)	(243)

	As of March 31, 2007 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash and cash equivalents	¥49,892	¥11,057	¥1,537	¥2,295
Accounts receivable	3,509	269	2,366	1,376
Accounts payables and accruals	(2,307)	(493)	(950)	(531)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2008 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥530
Accounts receivable	54
Accounts payables and accruals	(9)

As of March 31, 2007 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥1,241
Accounts receivable	213
Accounts payables and accruals	(2)

Foreign Exchange Forward Contracts

Foreign exchange forward contracts used by Advantest are primarily to reduce foreign currency exchange risk. Foreign exchange forward contracts are presented by the notional balances with weighted average exchanges rates. The contract terms of all foreign exchange forward contracts are short-term which will mature within one year. All of the foreign exchange forward contracts outstanding as of March 31, 2008 and March 31, 2007 are listed below.

	As of March 31, 2008
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥—	¥—	¥—
To sell Euro/receive yen	532	(10)	153.87
To sell yen/receive Euro	2,398	(4)	157.23

Total	¥2,930	¥(14)

	As of March 31, 2007
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥—	¥—	¥—
To sell Euro/receive yen	1,450	(12)	155.55
To sell yen/receive Euro	3,905	63	154.38

Total	¥5,355	¥51

Interest Rate Risk

The table below presents the principal cash flows and related weighted average interest rates by year of maturity for Advantest’s long-term debt obligations by expected maturity dates as of March 31, 2008.

Type of Debt and Average Interest Rate	Expected Maturity Date
	2009	2010	2011	2012	2013	2014 and thereafter	Total	Fair Value
	(in millions)
Unsecured borrowings	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—

Total	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—

The table below presents the principal cash flows and related weighted average interest rates by year of maturity for Advantest’s long-term debt obligations by expected maturity dates as of March 31, 2007.

Type of Debt and Average Interest Rate	Expected Maturity Date
	2008	2009	2010	2011	2012	2013 and thereafter	Total	Fair Value
	(in millions)
Unsecured borrowings (1.72%)	¥10	¥—	¥—	¥—	¥—	¥—	¥10	¥10

Total	¥10	¥—	¥—	¥—	¥—	¥—	¥10	¥10

Securities Value Risk

The table below shows the acquisition price and fair value of securities that Advantest holds as of March 31, 2008 and March 31, 2007. Advantest does not hold or issue financial commodity with the purpose to trade. The only available-for-sale securities Advantest holds are equity securities.

	As of March 31, 2007		As of March 31, 2008
	Acquisition Price	Fair Value	Acquisition Price	Fair Value
	(in millions)
Tradable Securities	¥4,224	¥8,170	¥5,942	¥6,493

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	DEBT SECURITIES

Not applicable.

12.B.	WARRANTS AND RIGHTS

Not applicable.

12.C.	OTHER SECURITIES

Not applicable.

12.D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Advantest performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2007. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Advantest files, or submits, under the Exchange Act is accumulated and communicated to its management including the chief executive officer and principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toshio Maruyama, Advantest’s Representative Board Director, President and CEO and Yuichi Kurita, Advantest’s Director and Managing Executive Officer. Advantest’s disclosure and controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Mr. Maruyama and Mr. Kurita have concluded that Advantest’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Advantest’s management assessed the effectiveness of the company’s internal control over financial reporting as of March 31, 2008. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of March 31, 2008, Advantest’s internal control over financial reporting was effective based on those criteria.

Ernst & Young ShinNihon, Advantest’s independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2008. This report appears in Item 18.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

This report appears in Item 18.

(d)	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

Advantest’s Board of Corporate Auditors has determined that Hitoshi Owada is “audit committee financial expert” as such term is defined by Item 16.A. of Form 20-F.

ITEM 16.B.    CODE OF ETHICS

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

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon served as our independent registered public accounting firm for fiscal 2007, 2006 and 2005. The audited financial statements for these fiscal years are included in the respective year’s annual report filed on Form 20-F.

The chart below sets forth the aggregate fees for professional services and other services rendered to Advantest by Ernst & Young ShinNihon and its member firms in fiscal 2006 and 2007.

	Fiscal 2006	Fiscal 2007
	(in millions)
Audit Fees(1)	¥320	¥332
Audit-Related Fees(2)	3	2
Tax Fees(3)	33	24
All Other Fees(4)	2	7

Total	¥358	¥366

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

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

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth Advantest’s purchases of its common stock during fiscal 2007:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
2007
April 1 – April 30	652	¥5,562	N/A	N/A
May 1 – May 31	3,600,312	5,309	3,600,000	N/A
June 1 – June 30	226	5,270	N/A	N/A
July 1 – July 31	408	5,378	N/A	N/A
August 1 – August 31	218	4,401	N/A	N/A
September 1 – September 30	24	4,260	N/A	N/A
October 1 – October 31	132	3,634	N/A	N/A
November 1 – November 30	5,500,107	3,171	5,500,000	N/A
December 1 – December 31	186	3,255	N/A	N/A

2008
January 1 – January 31	182	3,049	N/A	N/A
February 1 – February 29	24	2,440	N/A	N/A
March 1 – March 31	99	2,472	N/A	N/A

Total	9,102,570	¥4,017	9,100,000	N/A

1	All purchases are made through repurchase of shares constituting less than one unit, which is 100 shares of common stock, or through repurchase of shares pursuant to a resolution of Board of Directors (Note 2). The purchase of shares that are a fraction of a unit are made in accordance with the provisions of the Company’s share handling regulations. The Company is required to comply with such requests pursuant to the Company Law. See “Additional Information—Memorandum and Articles of Association—The Unit Share System.”
2	The Company can repurchase its shares through stock exchanges where the Company’s shares are listed or pursuant to a takeover bid when there is a resolution of Board of Directors in accordance to Article 42 of the Articles of Incorporation. At the meeting of its Board of Directors held on April 25, 2007, the Company resolved to repurchase up to 3.6 million shares at an aggregate price not exceeding ¥20 billion between April 26, 2007 and June 20, 2007. Pursuant to the resolution, the Company repurchased 3.6 million shares at an aggregate purchase price of ¥19,111 million in May 2007. Moreover, at the meeting of its Board of Directors held on October 26, 2007, the Company resolved to repurchase up to 5.5 million shares at an aggregate price not exceeding ¥20 billion between October 29, 2007 and December 28, 2007 . Pursuant to the resolution, the Company repurchased 5.5 million shares at an aggregate purchase price of ¥17,441 million in November 2007.

PART III

ITEM 17.     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ADVANTEST CORPORATION

AND SUBSIDIARIES

All schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission, as the required information is presented in the notes to consolidated financial statements, or the schedules are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries (the “Company”) as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advantest Corporation and subsidiaries at March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Advantest Corporation’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 16, 2008 expressed an unqualified opinion thereon.

/s/    Ernst & Young ShinNihon

Tokyo, Japan

June 16, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited Advantest Corporation’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Advantest Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Advantest Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008 and our report dated June 16, 2008 expressed an unqualified opinion thereon.

/s/    Ernst & Young ShinNihon

Tokyo, Japan

June 16, 2008

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2007 and 2008

	Yen (Millions)
	2007	2008
Assets
Current assets:
Cash and cash equivalents	¥196,395	147,348
Trade receivables, net	54,264	30,124
Inventories	31,976	26,823
Deferred tax assets	9,215	12,678
Other current assets	2,958	6,474

Total current assets	294,808	223,447

Investment securities	11,370	9,754
Property, plant and equipment, net	49,650	50,765
Deferred tax assets	2,690	6,488
Intangible assets, net	3,101	3,476
Other assets	4,755	4,754

Total assets	¥366,374	298,684

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2007 and 2008

	Yen (Millions)
	2007	2008
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	¥10	—
Trade accounts payable	29,095	11,765
Income taxes payable	9,370	585
Other accounts payable	1,700	2,458
Accrued expenses	13,637	10,940
Accrued warranty expenses	4,135	3,143
Other current liabilities	2,705	2,804

Total current liabilities	60,652	31,695
Accrued pension and severance cost	8,267	10,711
Other liabilities	2,658	2,094

Total liabilities	71,577	44,500
Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	39,256	40,072
Retained earnings	273,082	278,689
Accumulated other comprehensive income (loss)	3,652	(7,615)
Treasury stock, 11,916,485 shares in 2007 and 20,840,721 shares in 2008, at cost	(53,556)	(89,325)

Total stockholders’ equity	294,797	254,184

Total liabilities and stockholders’ equity	¥366,374	298,684

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2006, 2007 and 2008

	Yen (Millions)
	2006	2007	2008
Net sales	¥253,922	235,012	182,767
Cost of sales	121,429	108,718	88,837

Gross profit	132,493	126,294	93,930

Research and development expenses	26,927	29,509	30,507
Selling, general and administrative expenses	41,108	39,993	40,707

Operating income	64,458	56,792	22,716

Other income (expense):
Interest and dividends income	1,760	3,026	3,799
Interest expense	(290)	(16)	(12)
Other, net	1,526	1,288	(2,970)

	2,996	4,298	817

Income before income taxes and equity in earnings (loss) of affiliated company	67,454	61,090	23,533

Income taxes	26,080	25,520	6,889
Equity in earnings (loss) of affiliated company	—	(14)	(94)

Net income	¥41,374	35,556	16,550

	Yen
	2006	2007	2008
Net income per share:
Basic	¥223.17	190.01	90.72
Diluted	221.98	188.85	90.57

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2006, 2007 and 2008

	Yen (Millions)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balance at April 1, 2005	¥32,363	35,263	210,121	(4,878)	(66,120)	206,749
Comprehensive income:
Net income			41,374			41,374
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				5,074		5,074
Net unrealized gains (losses) on securities				1,148		1,148

Total comprehensive income						47,596
Cash dividends			(4,625)			(4,625)
Stock option compensation expense		1,884				1,884
Exercise of stock option					8,157	8,157
Repurchase of treasury stock					(55)	(55)
Sale of treasury stock			(1,780)		1	(1,779)

Balance at March 31, 2006	¥32,363	37,147	245,090	1,344	(58,017)	257,927
Comprehensive income:
Net income			35,556			35,556
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				1,123		1,123
Net unrealized gains (losses) on securities				(362)		(362)

Total comprehensive income						36,317
Adjustment to initially apply SFAS 158, net of tax				1,547		1,547
Cash dividends			(7,474)			(7,474)
Stock option compensation expense		2,566				2,566
Exercise of stock option		(457)			4,520	4,063
Repurchase of treasury stock					(68)	(68)
Sale of treasury stock			(90)		9	(81)

Balance at March 31, 2007	¥32,363	39,256	273,082	3,652	(53,556)	294,797
Comprehensive income:
Net income			16,550			16,550
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				(6,845)		(6,845)
Net unrealized gains (losses) on securities				(2,060)		(2,060)
Pension related adjustments				(2,362)		(2,362)

Total comprehensive income						5,283
Cash dividends			(10,702)			(10,702)
Stock option compensation expense		858				858
Exercise of stock option		(42)			793	751
Repurchase of treasury stock					(36,564)	(36,564)
Sale of treasury stock			(241)		2	(239)

Balance at March 31, 2008	¥32,363	40,072	278,689	(7,615)	(89,325)	254,184

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2006, 2007 and 2008

	Yen (Millions)
	2006	2007	2008
Cash flows from operating activities:
Net income	¥41,374	35,556	16,550
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,275	8,214	8,836
Deferred income taxes	1,005	7,381	(4,449)
Stock option compensation expense	1,884	2,566	858
Changes in assets and liabilities:
Trade receivables	(11,072)	15,563	22,666
Inventories	108	(2,054)	4,877
Trade accounts payable	7,627	(3,318)	(16,239)
Income taxes payable	12,506	(10,586)	(8,657)
Accrued expenses	(1,261)	815	(2,527)
Accrued warranty expenses	610	(641)	(986)
Accrued pension and severance cost	(329)	(1,437)	(1,480)
Other	(1,247)	(3,108)	4,717

Net cash provided by operating activities	59,480	48,951	24,166
Cash flows from investing activities:
Proceeds from sale of available-for-sale marketable securities	2,977	0	—
Proceeds from sale of non-marketable securities	—	20	56
Purchases of marketable securities	(2,256)	—	(3,002)
Purchases of non-marketable securities	(1,900)	—	(233)
Investment in equity method investee	—	(90)	(1,035)
Proceeds from sale of property, plant and equipment	258	541	1,015
Purchases of intangible assets	(523)	(897)	(1,017)
Purchases of property, plant and equipment	(7,071)	(7,511)	(11,994)
Other	(27)	(76)	(112)

Net cash used in investing activities	(8,542)	(8,013)	(16,322)
Cash flows from financing activities:
Principal payments on long-term debt	(20,043)	(30)	(10)
Proceeds from sale of treasury stock	6,378	3,913	508
Payments to acquire treasury stock	(57)	(68)	(36,564)
Dividends paid	(4,622)	(7,468)	(10,695)
Other	8	(9)	(9)

Net cash used in financing activities	(18,336)	(3,662)	(46,770)

Net effect of exchange rate changes on cash and cash equivalents	4,337	1,194	(10,121)

Net change in cash and cash equivalents	36,939	38,470	(49,047)
Cash and cash equivalents at beginning of year	120,986	157,925	196,395

Cash and cash equivalents at end of year	¥157,925	196,395	147,348

Supplemental data:
Cash paid during the year for:
Income taxes	¥12,096	29,284	23,288
Interest	401	16	13

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

(b) Principles of Consolidation

Advantest’s consolidated financial statements include financial statements of the Company and its majority-owned subsidiaries. Advantest is not involved with any significant variable interest entities which should be consolidated as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities”. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash Equivalents

Cash equivalents primarily consist of deposits and certificates of deposit with an original maturity of three months or less from the date of purchase. Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Allowance for Doubtful Accounts

Advantest recognizes an allowance for doubtful accounts to ensure that trade receivables are not overstated due to uncollectability, which represents Advantest’s best estimate of the amount of probable credit losses in Advantest’s existing trade receivables. An allowance for doubtful accounts is provided at an amount calculated based on historical write off experience and a specific allowance for estimated amounts considered to be uncollectable after reviewing individual factors such as the customer’s current financial position, significant changes in the semiconductor industry, other information that is publicly available and the customer’s credit worthiness.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Investment Securities

Investment securities at March 31, 2007 and 2008 consist of marketable and non-marketable equity securities, and investment in an affiliated company. Fair value is determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.

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

On a periodic basis, Advantest evaluates the cost basis of an available-for-sale security for possible impairment. Advantest has an intention and ability to retain available-for-sale security for a period of time sufficient to allow for any anticipated recovery in market value. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at the date of evaluation compared to the acquisition date, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. The impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by the average cost method.

Non-marketable Equity Securities

Non-marketable equity securities are carried at cost. On a periodic basis, Advantest evaluates these investments for possible impairment. Non-marketable equity securities that have impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, is other than temporary. If the impairment is other than temporary, Advantest recognizes an impairment loss.

Investment in an Affiliated Company

Investment in affiliated company over which Advantest has the ability to exercise significant influence, but does not hold a controlling financial interest, is accounted for by the equity method. All significant intercompany profits have been eliminated.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Depreciation has been computed principally using the declining-balance method for the Company and its domestic subsidiaries. The straight-line method over estimated useful lives of the assets is used for foreign subsidiaries.

On April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment as well as furniture and fixtures from the fixed-percentage-on-declining base application to the 250% declining balance application. Estimated salvage values have also been reduced in conjunction with this change. The Company and its domestic subsidiaries believe that the 250% declining balance application is preferable because it provides a better matching of allocation of cost of machinery and equipment as well as furniture and fixtures with associated revenue in light of product life cycles. In accordance with SFAS No. 154 “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and SFAS No.3”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle. Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method caused decreases in income before income taxes and equity in earnings of affiliated company and net income by ¥861 million and ¥513 million, respectively, for the year ended March 31, 2008. Basic net income per share and diluted net income per share decreased by ¥2.82 and ¥2.81, respectively, for the year ended March 31, 2008.

The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for furniture and fixtures.

Depreciation expense was ¥7,517 million, ¥7,583 million and ¥8,216 million for the years ended March 31, 2006, 2007 and 2008, respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Business combinations are accounted for using the purchase method in accordance with SFAS No. 141, “Business Combinations”. SFAS No. 141 establishes certain criteria for the recognition of intangible assets separately from goodwill. Under SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and other intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Advantest performs its annual impairment test at the end of each year. Advantest completed its annual impairment test at March 31, 2007 and 2008 and identified no indication of impairment.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(l) Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. Prior service benefit and cost, and actuarial gain and loss recognized in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees. See Note (16) to the consolidated financial statements for further discussion.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(n) Shipping and Handling Costs

Shipping and handling costs totaled ¥1,451 million, ¥1,541 million and ¥1,361 million for the years ended March 31, 2006, 2007 and 2008, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(o) Research and Development

Research and development costs totaled ¥26,927 million, ¥29,509 million and ¥30,507 million for the years ended March 31, 2006, 2007 and 2008, respectively, and are expensed as incurred.

(p) Advertising Costs

Advertising costs totaled ¥469 million, ¥374 million and ¥332 million for the years ended March 31, 2006, 2007 and 2008, respectively, and are expensed as incurred.

(q) Stock-Based Compensation

Advantest applies the fair value recognition provision of SFAS No. 123 (revised 2004) (SFAS 123R), “Share Based Payments”, and recognizes stock based compensation expense in the consolidated statements of income. The fair values of the option are estimated using a Black Scholes option pricing model and amortized to expense over the requisite service period.

Expected dividend yield is determined by the Company’s dividend ratio of the past and other associated factors. Risk free interest rate is determined by Japanese government bond yield for the period corresponding to expected life. Expected volatility is determined by historical volatility and trend of the Company’s share prices, and other associated factors. Expected life is determined by the Company’s option exercise history, post vesting employment termination behavior for similar grants, and other pertinent factors.

(r) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Advantest records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Effective April 1, 2007, Advantest adopted FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No.109 (“FIN 48”)”. Advantest recognizes the financial statement effects of tax positions when they are more likely than not, based on technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Advantest recognizes interest and penalty accruals related to unrecognized tax benefits in income taxes in the consolidated statement of income. The adoption of FIN 48 did not have an impact on Advantest’s consolidated results of operations and financial condition.

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

(t) Foreign Financial Statements

In accordance with SFAS No. 52 “Foreign Currency Translation”, the financial statements of foreign operations whose functional currency is a local currency are translated into Japanese Yen. Assets and liabilities are translated at the period-end exchange rates and revenues and expenses are translated at the average exchange rate for the period. Resulting translation adjustments are shown as a component of other comprehensive income (loss).

The financial statements of foreign operations whose functional currency is Japanese Yen are remeasured into Japanese Yen. All exchange gains and losses from remeasurement of monetary assets and liabilities denominated in the local currency are included in other income (expense) for the period in which the remeasurement is made.

(u) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies at the balance sheet date are translated by using the applicable current rate prevailing at that date. All revenue and expenses associated with foreign currencies are translated by using the rate of exchange prevailing when such transactions occur. Those gains (losses) are included in other income (expense) in the accompanying consolidated statements of income.

Foreign exchange gains (losses) were ¥757 million, ¥1,323 million and (¥1,880) million for the years ended March 31, 2006, 2007 and 2008, respectively.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(w) New Accounting Standards

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by Advantest in the first quarter beginning April 1, 2008. In February 2008, the FASB issued Staff Positions No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. Advantest is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition but does not expect SFAS 157 to have a material impact.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115” (“SFAS 159”). SFAS 159 provides companies with an option to measure selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by Advantest in the first quarter beginning April 1, 2008. Advantest is currently evaluating the effect that the adoption of SFAS 159 will have on its consolidated results of operations and financial condition but does not expect SFAS 159 to have a material impact.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Advantest in the first quarter beginning April 1, 2009. Advantest is currently evaluating the effect that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Advantest in the first quarter beginning April 1, 2009. Advantest is currently evaluating the effect that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

(x) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2008.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(2) Trade Receivables

Trade receivables at March 31, 2007 and 2008 are as follows:

	Yen (Millions)
	2007	2008
Notes	¥10,016	3,915
Accounts	44,453	26,254

	54,469	30,169
Less allowance for doubtful accounts	205	45

	¥54,264	30,124

(3) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Yen (Millions)
	2006	2007	2008
Balance at beginning of year	¥2,174	2,117	205
Provision for (reversal of) allowance	(45)	(190)	(160)
Amount written off	(12)	(1,722)	—

Balance at end of year	¥2,117	205	45

(4) Inventories

Inventories at March 31, 2007 and 2008 are composed of the following:

	Yen (Millions)
	2007	2008
Finished goods	¥7,616	8,258
Work in process	18,977	13,998
Raw materials and supplies	5,383	4,567

	¥31,976	26,823

(5) Property, Plant and Equipment

Property, plant and equipment at March 31, 2007 and 2008 is composed of the following:

	Yen (Millions)
	2007	2008
Land	¥18,606	18,081
Buildings	49,266	47,800
Machinery and equipment	31,161	29,521
Furniture and fixtures	26,101	24,112
Construction in progress	354	1,569

	125,488	121,083
Less accumulated depreciation	75,838	70,318

	¥49,650	50,765

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Intangible Assets and Other Assets

The components of acquired intangible assets excluding goodwill at March 31, 2007 and 2008 were as follows:

	Yen (Millions)
	2007		2008
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets subject to amortization:
Software	¥4,963	3,583	¥4,907	3,150
Other	297	226	122	53

Total	¥5,260	3,809	¥5,029	3,203

Intangible assets not subject to amortization at March 31, 2007 and 2008 were insignificant.

Aggregate amortization expense for the years ended March 31, 2006, 2007 and 2008 were ¥758 million, ¥632 million and ¥620 million, respectively. Estimated amortization expense for the next five years ending March 31 are: ¥542 million in 2009, ¥415 million in 2010, ¥262 million in 2011, ¥170 million in 2012, and ¥62 million in 2013, respectively.

Changes in the carrying amount of goodwill for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Yen (Millions)
	2006	2007	2008
Balance at beginning of year	¥1,426	1,426	1,426
Acquisition during the year	—	—	—

Balance at end of year	¥1,426	1,426	1,426

Goodwill relates to the semiconductor and component test system segment.

(7) Investment Securities

Marketable securities consist of equity securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2007 and 2008 were as follows:

	Yen (Millions)
	2007	2008
Noncurrent:
Available-for-sale:
Equity securities
Acquisition cost	¥4,224	5,942
Gross unrealized gains	3,956	901
Gross unrealized losses	10	350

Fair value	¥8,170	6,493

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Gross realized gains and losses on available-for-sales equity securities for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Yen (Millions)			Yen (Millions)
	2006			2007
	Gross realized gains	Gross realized losses	Net realized gains (losses)	Gross realized gains	Gross realized losses	Net realized gains (losses)
Noncurrent:
Available-for-sale:
Equity securities	¥1,040	—	1,040	¥0	—	0

	Yen (Millions)
	2008
	Gross realized gains	Gross realized losses	Net realized gains (losses)
Noncurrent:
Available-for-sale:
Equity securities	¥8	—	8

Net realized gains and losses based on the averaged cost method are included in “other income (expense)” in the consolidated statements of income, and “other” in net cash provided by operating activities in the consolidated statements of cash flows.

Proceeds from the sale of available-for-sale equity securities for the years ended March 31, 2006, 2007 and 2008 were ¥2,977 million, ¥0 million and ¥10 million, respectively. For the year ended March 31, 2008, Advantest recognized impairment losses of ¥1,275 million on available-for-sale equity securities, which were considered other-than-temporarily impaired and wrote them down to the fair value.

Gross unrealized losses on available-for-sale equity securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2008, were as follows:

	Yen (Millions)
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	2,741	350	—	—

Advantest maintains non-marketable investment securities, which are recorded at cost. The carrying amounts of non-marketable investment securities were ¥3,200 million and ¥3,261 million at March 31, 2007 and 2008, respectively. Advantest has not estimated the fair value of non-marketable equity securities since it is not practicable to estimate the fair value of the investments and Advantest did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of the investments. It is not practicable to estimate the fair value of the investments in non-marketable investment securities because of the

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that have impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, is other than temporary. No impairment indicators were recognized and, accordingly, no impairment losses were recorded on these securities.

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

Advantest had foreign exchange forward contracts to exchange currencies among Japanese yen and Euro at March 31, 2007 and 2008. The notional amounts of these contracts were ¥5,355 million at March 31, 2007 and ¥2,930 million at March 31, 2008. The fair values of these contracts at March 31, 2007 and 2008 are shown in Note (9) to the consolidated financial statements. These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133. Changes in the fair value are recognized in earnings under the caption of “other income (expense)”.

(9) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2007 and 2008, except for cash and cash equivalents, trade receivables, other current assets, trade accounts payable and accrued expenses for which fair value approximate their carrying amounts. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	2007		2008
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities for which it is practicable to estimate fair value	¥8,270	8,270	¥6,529	6,529
Foreign exchange forward contracts	51	51	—	—
Financial liabilities:
Foreign exchange forward contracts	—	—	14	14
Current portion of long-term debt	10	10	—	—

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions. And the carrying amounts of foreign exchange forward contracts are included in other current assets and other current liabilities.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Current portion of long-term debt: The fair value of current portion of long-term debt is estimated by discounting future cash flows of each instrument at rates currently offered to Advantest for similar debt instruments of comparable maturities by financial institutions.

Foreign exchange forward contracts: The fair value of foreign exchange forward contracts are estimated by obtaining quotes from financial institutions.

(10) Leases—Lessor

Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation under operating leases as of March 31, 2007 and 2008 were as follows:

	Yen (Millions)
	2007	2008
Machinery and equipment	¥11,330	11,375
Less accumulated depreciation	6,162	7,003

	¥5,168	4,372

Depreciation of machinery and equipment held under operating leases are included with depreciation expense. These assets are included in property, plant and equipment.

Future minimum lease income under noncancelable operating leases as of March 31, 2008 is as follows:

Year ending March 31	Yen (Millions)
2009	¥1,310
2010	136
2011	76
2012	53
2013	26

Total minimum lease income	¥1,601

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Leases—Lessee

Assets under capital leases at March 31, 2007 and 2008 were insignificant.

Advantest also has several noncancelable operating leases, primarily for office space and office equipment. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2006, 2007 and 2008 was ¥1,408 million, ¥1,494 million and ¥1,524 million, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2008 are as follows:

Year ending March 31	Yen (Millions)
2009	¥358
2010	246
2011	133
2012	13
2013	13
Thereafter	15

Total minimum lease payments	¥778

(12) Long-Term Debt

Long-term debt at March 31, 2007 and 2008 consists of the following:

	Yen (Millions)
	2007	2008
Unsecured borrowings, with annual interest rates ranging from 1.05% to 2.25%	¥10	—
Less current portion	¥10	—

Long-term debt excluding current portion	¥—	—

(13) Income Taxes

The components of income before income taxes and equity in earnings (loss) of affiliated company and provision (benefit) for income taxes as shown in the consolidated statements of income are as follows:

	Yen (Millions)
	2006	2007	2008
Income before income taxes and equity in earnings (loss) of affiliated company:
The Company and domestic subsidiaries	¥54,877	45,229	9,272
Foreign subsidiaries	12,577	15,861	14,261

	¥67,454	61,090	23,533

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (Millions)
	2006	2007	2008
Provision (benefit) for income taxes:
Current:
The Company and domestic subsidiaries	¥19,831	14,227	7,725
Foreign subsidiaries	5,244	3,911	3,613
Deferred:
The Company and domestic subsidiaries	747	8,665	(5,415)
Foreign subsidiaries	258	(1,283)	966

	¥26,080	25,520	6,889

The Company and its domestic subsidiaries are subject to a number of income taxes, which in the aggregate resulted in statutory income tax rate of 40.3%, 40.3% and 40.4% for the years ended March 31, 2006, 2007 and 2008, respectively.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2006	2007	2008
Statutory tax rate	40.3%	40.3%	40.4%
Increase (decrease) in income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rate from the statutory rate in Japan	(1.8)	(2.8)	(8.1)
Tax credits earned	(3.8)	(5.0)	(7.4)
Expenses not deductible for tax purposes	1.3	0.7	0.6
Undistributed earnings of foreign subsidiaries	2.2	11.0	4.7
Change in valuation allowance	(0.0)	(2.1)	—
Other, net	0.5	(0.3)	(0.9)

	38.7%	41.8%	29.3%

Prior to April 1, 2006, management intended to reinvest certain undistributed earnings of its foreign subsidiaries for an indefinite period of time. Effective April 1, 2006, Advantest has recognized additional deferred tax liabilities on undistributed earnings of certain foreign subsidiaries since it changed the dividend policy to have earnings from these subsidiaries remitted in the form of dividends in the future periods. At March 31, 2007, undistributed earnings of other subsidiaries not expected to payout the dividends to Advantest in the foreseeable future amounted to ¥25,639 million and related deferred tax liability would have been ¥1,111 million. During the fiscal year ended March 31, 2008, Advantest has reassessed and decided to change its dividend policy to have earnings from remaining significant subsidiaries in the form of dividends in the future periods in line with other foreign subsidiaries. At March 31, 2008, deferred tax liabilities have been provided for at all foreign subsidiaries with undistributed earnings.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2007 and 2008 are presented below.

	Yen (Millions)
	2007	2008
Deferred tax assets:
Inventories	¥3,343	4,373
Accrued warranty expenses	1,532	1,218
Accrued pension and severance cost	3,303	4,382
Accrued expenses	4,502	3,398
Research and development expenses capitalized for tax purposes	1,701	2,425
Operating loss carryforwards	421	137
Property, plant and equipment and intangible assets	2,506	3,223
Tax credits	330	289
Other	3,690	3,177

Total gross deferred tax assets	21,328	22,622
Less valuation allowance	—	—

Net deferred tax assets	21,328	22,622

Deferred tax liabilities:
Net unrealized gains on marketable securities	1,563	209
Undistributed earnings of foreign subsidiaries	8,160	3,427
Other	36	76

Total gross deferred tax liabilities	9,759	3,712

Net deferred tax assets	¥11,569	18,910

Included in other current liabilities and other liabilities are deferred tax liabilities of ¥336 million and ¥256 million at March 31, 2007 and 2008, respectively.

The net changes in the valuation allowance for the years ended March 31, 2006 and 2007 were decreases of ¥1,762 million and ¥1,263 million, respectively. There was no net change in the valuation allowance for the year ended March 31, 2008.

Net operating loss carryforwards utilized during the years ended March 31, 2006, 2007 and 2008 were ¥777 million, ¥486 million and ¥1,046 million, respectively.

At March 31, 2008, Advantest had net operating loss carried forwards for income tax purposes of ¥345 million which are available to reduce future income taxes, if any. These operating losses will expire by the year ending March 31, 2015.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2008, Advantest has recorded on its consolidated balance sheet, net deferred tax assets of ¥18,910 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences at March 31, 2008. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect on its consolidated financial position and results of operations could be significant.

Advantest adopted FIN 48 effective April 1, 2007. As a result of implementation of FIN 48, Advantest identified unrecognized tax benefits of ¥238 million as of April 1, 2007, which were recorded at March 31, 2007, and did not require a cumulative-effect adjustment to retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Yen (Millions)
Balance at April 1, 2007	¥238
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Additions for tax positions of the current year	—
Reductions for tax positions of the current year	—
Reductions by settlements	(238)
Lapse of the applicable statute of limitations	—

Balance at March 31, 2008	—

Although Advantest believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Advantest does not have any unrecognized tax benefits that would affect the effective tax rate. As of March 31, 2008, Advantest does not expect changes in its tax positions that would significantly increase or decrease unrecognized tax benefits within next 12 months.

Advantest files income tax returns in Japan and various foreign tax jurisdictions. As of March 31, 2008, Advantest has open tax years beginning April 1, 2005 for Japan, 2006 for Taiwan, and 2004 for the United States.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss), net of tax, for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Yen (Millions)
	Foreign currency translation adjustments	Net unrealized gains (losses) on securities, net of tax	Pension related adjustment, net of tax	Accumulated other comprehensive income (loss)
Balance at April 1, 2005	¥(6,452)	1,574	—	(4,878)
Change during the year	5,074	1,862	—	6,936
Reclassification adjustments for realized portion	—	(714)	—	(714)

	5,074	1,148	—	6,222

Balance at March 31, 2006	¥(1,378)	2,722	—	1,344

Change during the year	1,123	(362)	—	761
Reclassification adjustments for realized portion	—	(0)	—	(0)
Adjustment to initially apply SFAS 158	—	—	1,547	1,547

	1,123	(362)	1,547	2,308

Balance at March 31, 2007	¥(255)	2,360	1,547	3,652

Change during the year	(6,845)	(2,058)	(2,269)	(11,172)
Reclassification adjustments for realized portion	—	(2)	(93)	(95)

	(6,845)	(2,060)	(2,362)	(11,267)

Balance at March 31, 2008	¥(7,100)	300	(815)	(7,615)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Yen (Millions)
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Year ended March 31, 2006:
Foreign currency translation adjustments	¥5,074	—	5,074
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	3,119	(1,257)	1,862
Less reclassification adjustments for net gains realized in earnings	(1,076)	362	(714)

Net unrealized gains (losses)	2,043	(895)	1,148
Other comprehensive income (loss)	¥7,117	(895)	6,222

Year ended March 31, 2007:
Foreign currency translation adjustments	¥1,123	—	1,123
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(607)	245	(362)
Less reclassification adjustments for net gains realized in earnings	(0)	0	(0)

Net unrealized gains (losses)	(607)	245	(362)
Other comprehensive income (loss)	¥516	245	761

Year ended March 31, 2008:
Foreign currency translation adjustments	¥(6,845)	—	(6,845)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(3,447)	1,389	(2,058)
Less reclassification adjustments for net gains realized in earnings	(3)	1	(2)

Net unrealized gains (losses)	(3,450)	1,390	(2,060)
Pension related adjustment	(3,957)	1,595	(2,362)
Other comprehensive income (loss)	¥(14,252)	2,985	(11,267)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Stock-Based Compensation

Advantest has stock-based compensation plans using stock options as incentive plans for directors, corporate auditors and selected employees.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

In February 2006, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 3,980. Options were granted with an exercise price of ¥6,702 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥4,300 per share that is equal to the exercise price of the July 2005 options. The options have an exercise period of 4 years and are exercisable from April 1, 2006.

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

In December 2006, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 8,000. Options were granted with an exercise price of ¥6,218 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥5,880 per share that is equal to the exercise price of the July 2006 options. The options have an exercise period of 4 years and are exercisable from April 1, 2007.

In July 2007, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 777,000. Options were granted with an exercise price of ¥5,563 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2008.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In September 2007, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 2,000. Options were granted with an exercise price of ¥5,563 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥5,563 per share that is equal to the exercise price of the July 2007 options. The options have an exercise period of 4 years and are exercisable from April 1, 2008.

In February 2008, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 1,000. Options were granted with an exercise price of ¥5,563 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥5,563 per share that is equal to the exercise price of the July 2007 options. The options have an exercise period of 4 years and are exercisable from April 1, 2008.

The exercise price of the stock options is subject to adjustment, if there is a stock split or consolidation of shares, or if new shares are issued or treasury stocks are sold at a price that is less than the market price.

Stock option activity during the years ended March 31, 2006, 2007 and 2008 are as follows:

	2006		2007		2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	4,128,000	¥3,511	3,857,980	¥3,828	4,297,980	¥4,582
Granted	1,545,980	4,304	1,586,000	5,882	780,000	5,563
Exercised	(1,816,000)	3,512	(1,006,000)	3,877	(178,000)	2,845
Expired	—	—	—	—	(298,000)	2,600
Forfeited	—	—	(140,000)	3,582	(86,000)	5,163

Outstanding at end of year	3,857,980	3,828	4,297,980	4,582	4,515,980	4,940

Exercisable at end of year	2,320,000	¥3,511	2,713,980	¥3,824	3,743,980	¥4,811

Stock based compensation expense recognized were ¥1,884 million, ¥2,566 million and ¥858 million, which were included in selling, general and administrative expenses for the years ended March 31, 2006, 2007 and 2008, respectively. The recognized tax benefits were ¥697 million and ¥252 million for the year ended March 31, 2007 and 2008, respectively. No tax benefit was allowed by the Japanese tax law for the year ended March 31, 2006.

The weighted average fair value per share for stock options that were granted during the years ended March 31, 2006, 2007 and 2008 were ¥1,219, ¥1,476 and ¥1,112, respectively. These figures were calculated based on the Black Scholes option pricing model by using the following weighted average estimates:

	2006		2007		2008
Expected dividend yield	0.5%		0.5%		0.7%
Risk free interest rate	0.4%		1.1%		1.3%
Volatility	51.0%		35.7%		31.0%
Expected life	2.4 yea	rs	3.1 yea	rs	3.4 yea	rs

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Cash proceeds from option exercises under the Company’s stock option plans for the years ended March 31, 2006, 2007 and 2008 was ¥ 6,377 million, ¥ 3,906 million and ¥506 million, respectively. The total fair value of shares vested during the years ended March 31, 2006, 2007 and 2008 was ¥ 2,300 million, ¥ 2,102 million and ¥2,338 million, respectively. The total intrinsic values of options exercised for the years ended March 31, 2006, 2007 and 2008 was ¥ 4,893 million, ¥ 1,967 million and ¥158 million, respectively.

At March 31, 2008, all of the outstanding stock options were as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
3,732 - 4,610	2,206,000	4,064	1.6 years	2,206,000	4,064	1.6 years
5,563 - 6,702	2,309,980	5,777	3.3 years	1,537,980	5,884	3.0 years

	4,515,980	4,940	2.5 years	3,743,980	4,811	2.2 years

There was no aggregate intrinsic value for the options outstanding and exercisable at March 31, 2008.

(16) Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have unfunded retirement and severance plans (point-based benefits system). Under a point-based benefits system, the benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance.

The Company and its subsidiaries also have a defined benefit corporate pension plan covering substantially all employees. Under the cash balance pension plan, the benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance with a certain interest rate calculated based on the upper and lower limit of a market interest rate.

On March 31, 2007, Advantest adopted the recognition and disclosure provisions of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No. 87, 88, 106, and 132(R)”. SFAS 158 requires Advantest to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized actuarial loss, and unrecognized prior service cost, all of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to Advantest’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS 158.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Information about the retirement and severance plans of Advantest for the years ended March 31 are as follows:

	Yen (Millions)
	2006	2007	2008
Components of net periodic benefit cost:
Service cost	¥1,843	1,401	1,543
Interest cost	565	601	672
Expected return on plan assets	(478)	(645)	(850)
Amortization of unrecognized:
Net actuarial (gain) or loss	249	74	61
Prior service (benefit) cost	(229)	(224)	(210)

Net periodic benefit cost	¥1,950	1,207	1,216

The following table sets forth the plans’ benefit obligation, fair value of plan assets, funded status at March 31, 2007 and 2008.

	Yen (Millions)
	2007	2008
Change in benefit obligation:
Balance at beginning of year	¥30,971	32,545
Service cost	1,401	1,543
Interest cost	601	672
Actuarial (gain) or loss	241	(375)
Benefits paid	(329)	(571)
Other	(340)	—

Balance at end of year	32,545	33,814

Change in plan assets:
Balance at beginning of year	21,507	24,278
Employer contributions	1,927	2,227
Actual return on plan assets	1,055	(3,332)
Benefits paid	(211)	(286)

Balance at end of year	24,278	22,887

Funded status	¥(8,267)	(10,927)

Amounts recognized in the consolidated balance sheets at March 31, 2007 and 2008 are as follows:

	Yen (Millions)
	2007	2008
Accrued expenses	¥—	(216)
Accrued pension and severance cost	(8,267)	(10,711)

	(8,267)	(10,927)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Pension related adjustments (net of tax) recognized in accumulated other comprehensive income (loss) at March 31, 2007 and 2008 are as follows:

	Yen (Millions)
	2007	2008
Actuarial loss	¥(78)	¥(2,312)
Prior service benefit	1,625	1,497

	1,547	(815)

Changes in pension related adjustments (net of tax) recognized in other comprehensive income(loss) for the year ended March 31,2008 are summarized as follows:

Yen (Millions)
Current year actuarial loss	¥(2,269)
Amortization of actuarial loss	35
Amortization of prior service benefit	(128)

(2,362)

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follow:

Yen (Millions)
Actuarial loss	¥284
Prior service benefit	(211)

73

Pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2007 and 2008 are summarized as follows:

	Yen (Millions)
	2007	2008
Projected benefit obligation	¥32,545	33,814
Accumulated benefit obligation	31,433	32,744
Fair value of plan assets	24,278	22,887

Other information about the retirement and severance plans of Advantest is as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

Weighted-average assumptions used to determine benefit obligations as of March 31:

	2007	2008
Discount rate	2.1%	2.1%
Rate of compensation increase	3.0%	3.0%

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2006	2007	2008
Discount rate	2.0%	2.0%	2.1%
Expected return on plan assets	3.0%	3.0%	3.5%
Rate of compensation increase	3.1%	3.1%	3.0%

Advantest determines the expected return based on the asset portfolio, historical returns and estimated future returns.

Plan assets:

Advantest’s domestic benefit plans’ weighted-average asset allocation at March 31, 2007 and 2008 by asset category are as follows:

	2007	2008
Equity securities	66.2%	60.8%
Debt securities	23.1	26.1
Cash	2.3	2.7
Life insurance company general accounts	8.4	10.4

	100.0%	100.0%

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

Cash flows:

Advantest expects to contribute ¥1,810 million to its domestic defined benefit plans during the year ending March 31, 2009.

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected:

Year ending March 31	Yen (Millions)
2009	¥584
2010	590
2011	643
2012	695
2013	762
2014 through 2018	3,849

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(17) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2006, 2007 and 2008 are as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2005	199,566,770	14,719,540

Purchase of shares	—	10,196
Exercise of stock options	—	(1,816,000)
Sale of shares	—	(264)

Number of shares as of March 31, 2006	199,566,770	12,913,472

Purchase of shares	—	11,135
Exercise of stock options	—	(1,006,000)
Sale of shares	—	(2,122)

Number of shares as of March 31, 2007	199,566,770	11,916,485

Purchase of shares	—	9,102,570
Exercise of stock options	—	(178,000)
Sale of shares	—	(334)

Number of shares as of March 31, 2008	199,566,770	20,840,721

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

Cash dividends for the years ended March 31, 2006, 2007 and 2008 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for a dividend of ¥25 per share, aggregating ¥4,468 million for the second-half of the year ended March 31, 2008, subsequently proposed by the Board of Directors.

The amount available for dividends is determined under the Corporation Law of Japan and amounted to ¥137,414 million at March 31, 2008.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period. Changes in accrued warranty expenses for the years ended March 31, 2006, 2007 and 2008 were summarized as follows:

	Yen (Millions)
	2006	2007	2008
Balance at beginning of year	¥4,090	4,776	4,135
Addition	7,645	7,307	6,401
Utilization	(7,035)	(7,949)	(7,387)
Translation adjustments	76	1	(6)

Balance at end of year	¥4,776	4,135	3,143

(19) Operating Segment and Geographic Information

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Operating segment information during the years ended March 31, 2006, 2007 and 2008 are as follows:

	Yen (Millions)
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
As of and for the year ended March 31, 2006:
Net sales to unaffiliated customers	¥187,136	47,724	19,062	—	253,922
Inter-segment sales	4,279	536	—	(4,815)	—

Sales	191,415	48,260	19,062	(4,815)	253,922
Depreciation and amortization	2,993	1,058	3,680	544	8,275
Operating income (loss) before stock option compensation expenses	57,517	11,966	3,853	(6,994)	66,342
Adjustments:
Stock based compensation expense					1,884

Operating income					64,458
Expenditures for additions to long- lived assets	2,649	1,177	4,203	294	8,323
Total assets	94,745	27,444	16,722	211,865	350,776

As of and for the year ended March 31, 2007:
Net sales to unaffiliated customers	¥164,899	51,801	18,312	—	235,012
Inter-segment sales	2,916	224	—	(3,140)	—

Sales	167,815	52,025	18,312	(3,140)	235,012
Depreciation and amortization	2,812	1,241	3,710	451	8,214
Operating income (loss) before stock option compensation expenses	48,608	13,647	2,870	(5,767)	59,358
Adjustment:
Stock based compensation expense					2,566

Operating income					56,792
Expenditures for additions to long- lived assets	3,173	1,145	3,533	485	8,336
Total assets	84,962	24,256	15,163	241,993	366,374

As of and for the year ended March 31, 2008:
Net sales to unaffiliated customers	¥128,779	34,644	19,344	—	182,767
Inter-segment sales	2,829	300	—	(3,129)	—

Sales	131,608	34,944	19,344	(3,129)	182,767
Depreciation and amortization	3,561	1,261	3,324	690	8,836
Operating income (loss) before stock option compensation expenses	23,263	3,266	3,177	(6,132)	23,574
Adjustment:
Stock based compensation expense					858

Operating income					22,716
Expenditures for additions to long- lived assets	7,814	2,260	2,749	1,260	14,083
Total assets	63,570	18,511	14,493	202,110	298,684

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expenses for management’s analysis of business segment results.

Additions to long-lived assets included in Corporate consist of purchases of software and fixed assets for general corporate use.

Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

One customer and its related entities mainly in the semiconductor and component test system segment and the mechatronics system segment accounted for approximately 7%, 11% and 5% of total consolidated net sales for the years ended March 31, 2006, 2007 and 2008, respectively. Another customer accounted for approximately 17%, 4% and 4% for the years ended March 31, 2006, 2007 and 2008, respectively.

Information as to Advantest’s net sales and long-lived assets in various geographical areas is as follows:

Net sales to unaffiliated customers for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Yen (Millions)
	2006	2007	2008
Japan	¥81,140	72,834	56,032
Americas	25,516	10,158	9,616
Europe	14,558	11,238	8,859
Asia	132,708	140,782	108,260

Total	¥253,922	235,012	182,767

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia are generated in Taiwan, Korea and China and others in the amount of ¥54,391 million, ¥35,754 million and ¥42,563 million for the year ended March 31, 2006, ¥63,098 million, ¥51,177 million and ¥26,507 million for the year ended March 31, 2007, and ¥56,122 million, ¥35,967 million and ¥16,171 million for the year ended March 31, 2008, respectively. Substantially all net sales indicated as Americas are generated in the United States of America.

Long-lived assets as of March 31, 2006, 2007 and 2008 are as follows:

	Yen (Millions)
	2006	2007	2008
Japan	¥47,661	45,940	49,006
Americas	1,222	1,093	161
Europe	667	620	592
Asia	4,101	5,098	4,483

Total	¥53,651	52,751	54,242

Long-lived assets are those assets located in each geographic area.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

There is no individually material country with respect to long-lived assets outside Japan. Substantially all long-lived assets indicated as Americas are located in the United States of America. Significant portion of long-lived assets in Asia are located in Singapore.

(20) Related Party Transactions

Advantest sells products to and purchases raw materials from Fujitsu Limited, its 11.3% stockholder as of March 31, 2008 and its group companies (collectively “Fujitsu”). The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various software products for internal use, information system related services, research and development materials and services from Fujitsu. Advantest had the following transactions with Fujitsu as of and for the years ended March 31:

	Yen (Millions)
	2006	2007	2008
Sales of products	¥3,618	4,104	5,395
Purchases of raw materials	10,378	8,929	6,153
Receivables	3,100	1,161	1,515
Payables	4,392	4,519	1,964
Purchases of software, hardware and others	201	227	230
Research and development expenses, computer rentals, maintenance and other expenses	1,569	2,382	3,083
Investment	—	90	1,035

Advantest invested ¥90 million and ¥1,035 million for the years ended March 31, 2007 and 2008, respectively, in common stock and class stock of e-Shuttle, Inc., a subsidiary of Fujitsu. Advantest holds approximately 35% of common stock of e-Shuttle, Inc. which is accounted for by equity method of accounting.

(21) Per Share Data

The following table sets forth the computation of basic and diluted net income per share as of March 31:

	Yen (Millions) except per share data
	2006	2007	2008
Numerator:
Net income	¥41,374	35,556	16,550

Denominator:
Basic weighted average shares of common stock outstanding	185,389,026	187,128,842	182,418,821
Dilutive effect of exercise of stock options	994,054	1,141,846	305,161

Diluted weighted average shares of common stock outstanding	186,383,080	188,270,688	182,723,982

Basic net income per share	¥223.17	190.01	90.72
Diluted net income per share	221.98	188.85	90.57

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2006, 2007 and 2008, Advantest had outstanding stock options exercisable into 3,980, 11,980 and 2,309,980 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(22) Concentrations of credit risk

Advantest is exposed to credit risk in the event of default by financial institutions to cash and cash equivalents, but such risk is considered mitigated by the high credit rating of the financial institutions.

At March 31, 2007, Advantest has two customers with significant receivables. Receivables from these customers accounted for 26% of consolidated trade receivables at March 31, 2007. At March 31, 2008, Advantest has no single customer accounts for more than 10% of consolidated trade receivables. Although Advantest does not expect that the customer will fail to meet its obligations, Advantest is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

(23) Commitments and Contingent Liabilities

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

Commitments outstanding for the purchase of property, plant and equipment and other assets totaled ¥182 million at March 31, 2008.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)*

1.2	Regulations of the Board of Directors of the Registrant (English translation)

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

2.1	Share Handling Regulations of the Registrant (English translation)

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts**

2.3	Form of Amendment No. 1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and all holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

2.4	Form of ADR (included in Exhibit 2.3)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions****

12.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chairman of the Board and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consents of Independent Registered Public Accounting Firm

*	Incorporated by reference to the Company’s report on Form 6-K filed with the SEC on October 27, 2006 (file no. 1-15236).
**	Incorporated by reference to the Company’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
***	Incorporated by reference to the Post Effective Amendment to the Company’s registration statement on Form F-6 Filed with the SEC on September 12, 2006 (file no. 333-13886).
****	Incorporated by reference to the Company’s annual report on Form 20-F filed with the SEC on June 29, 2004 (file no. 1-15236).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 26, 2008

ADVANTEST CORPORATION

By:	/S/ YUICHI KURITA
Name:	Yuichi Kurita
Title:	Director and Managing Executive Officer