Form 20-F
period 2009-03-31
ADVANTEST CORP
filed 2009-06-26
CIK 1158838

As filed with the Securities and Exchange Commission on June 26, 2009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

Shin-Marunouchi Center Building

1-6-2, Marunouchi

Chiyoda-ku

Tokyo 100-0005

Japan

(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares*	The New York Stock Exchange
Common Stock**

*	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one share of the registrant’s Common Stock.
**	No par value. Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of class:	Outstanding as of March 31, 2009:
Common Stock	178,723,472
American Depositary Shares each representing one share of Common Stock	2,294,643

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2008” refers to the twelve-month period ended March 31, 2009. All other references to years refer to the applicable calendar year.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥98.23. This was the approximate exchange rate in Japan on March 31, 2009.

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

You should read the U.S. GAAP selected consolidated financial information presented below together with “Operating and Financial Review and Prospects” and Advantest’s consolidated financial statements as of March 31, 2008 and 2009 and for each of the years in the three year period ended March 31, 2009, together with the notes to such financial statements, included elsewhere in this annual report.

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2006, fiscal 2007 and fiscal 2008 were included in its Japanese Securities Reports filed with the Director General of the Kanto Local Finance Bureau.

	Year ended March 31,
	2005	2006	2007	2008	2009	2009
	(in millions, except per share and share data)					(thousands, except per share and share data)
Consolidated Statement of Income Data:(4)
Net sales Net sales Net sales	¥239,439	¥253,922	¥235,012	¥182,767	¥76,652	$780,332
Operating income (loss)	60,719	64,458	56,792	22,716	(49,457)	(503,482)
Income before income taxes and equity in earnings (loss) of affiliated company	61,808	67,454	61,090	23,533	(52,761)	(537,117)
Net income (loss)	38,078	41,374	35,556	16,550	(74,902)	(762,517)
Net income (loss) per share
Basic(1)	194.77	223.17	190.01	90.72	(419.09)	(4.27)
Diluted(1)	194.25	221.98	188.85	90.57	(419.09)	(4.27)
Basic weighted average shares outstanding(1)	195,500,690	185,389,026	187,128,842	182,418,821	178,724,884
Diluted weighted average shares outstanding(1)	196,021,478	186,383,080	188,270,688	182,723,982	178,724,884

	As of March 31,
	2005	2006	2007	2008	2009	2009
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Total assets	¥296,769	¥350,776	¥366,374	¥298,684	¥202,059	$2,056,999
Current portion of long-term debt	20,043	30	10	—	—	—
Long-term debt, less current portion	40	10	—	—	—	—
Common stock	32,363	32,363	32,363	32,363	32,363	329,461
Stockholders’ equity	206,749	257,927	294,797	254,184	163,616	1,665,642

	As of March 31,
	2005	2006	2007	2008	2009	2009
	(in millions, except per share data)					(in thousands)
Other Data:
Capital expenditures	¥9,348	¥8,323	¥8,336	¥14,083	¥4,608	$46,910
Research and development expenses	26,280	26,927	29,509	30,507	23,713	241,403
Net cash provided by operating activities	90,327	59,480	48,951	24,166	2,357	23,995
Net cash used in investing activities	(8,250)	(8,542)	(8,013)	(16,322)	(32,507)	(330,927)
Net cash used in financing activities	(63,036)	(18,336)	(3,662)	(46,770)	(8,930)	(90,909)
Operating margin(2) (4)	25.36%	25.38%	24.17%	12.43%	(64.52%)
Net income margin(3) (4)	15.90%	16.29%	15.13%	9.06%	(97.72%)

(1)	On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. Net income per share and average number of shares outstanding for each period presented have been restated to reflect the effects of the stock split.
(2)	Operating income as a percentage of net sales.
(3)	Net income as a percentage of net sales.
(4)	The Company and its domestic subsidiaries changed depreciation method effective April 1, 2007. See Item5.A.for further discussion.

Dividends

Advantest normally pays cash dividends semi annually, at mid-year and at year-end. Pursuant to its articles of incorporation, the Company can make dividend payments pursuant to a resolution of its Board of Directors, but the articles do not preclude the Company from making dividend payments pursuant to a shareholders resolution. The year-end dividend is paid to shareholders of record as of March 31 pursuant to the resolution of either the Board of Directors or the ordinary general shareholders’ meeting held usually in June every year. The interim dividend is paid to shareholders of record as of September 30, pursuant to a resolution of the Board of Directors, usually in December.

The following table sets forth the dividends paid by the Company for each of the periods shown, which are the six months ended on that date. The U.S. dollar equivalent for the dividends shown are based on the exchange rate in Japan on each record date shown. On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. Dividend per share information has been restated to reflect the effects of the stock split.

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 2004	¥12.5	$0.12
March 31, 2005	12.5	0.12
September 30, 2005	12.5	0.12
March 31, 2006	22.5	0.22
September 30, 2006	17.5	0.17
March 31, 2007	32.5	0.32
September 30, 2007	25.0	0.25
March 31, 2008	25.0	0.25
September 30, 2008	25.0	0.24
March 31, 2009	5.0	0.05

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, Japanese yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥98.23. This was the approximate exchange rate in Japan on March 31, 2009.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 19, 2009 was $1.00 = 96.15. Advantest does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended/ending March 31,	At end of period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2005	¥107.22	107.28	114.30	102.26
2006	117.48	113.67	120.93	104.41
2007	117.56	116.55	121.81	110.07
2008	99.85	113.61	124.09	96.88
2009	99.15	100.85	110.48	87.80
2010 (through June 19, 2009)	96.15	96.82	100.71	94.45

Month ended	High	Low
	(¥ per $1.00)
December 31, 2008	¥93.71	¥87.84
January 31, 2009	94.20	87.80
February 28, 2009	98.55	89.09
March 31, 2009	99.34	93.85
April 30, 2009	100.71	96.49
May 31, 2009	99.24	94.45

3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant demand volatility in the semiconductor industry

Advantest’s business depends largely upon the capital expenditures of semiconductor manufacturers, foundries and test houses. These companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and products incorporating semiconductors. Such demand is influenced significantly by the overall condition of the global economy. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in semiconductor test systems, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for semiconductor test systems, including those of Advantest. In particular, the market for memory semiconductors shows higher demand volatility as compared to non memory semiconductors. In fiscal 2008, the economic downturn and the slowdown in the semiconductor market both became more pronounced, and Advantest’s net sales of test systems for memory semiconductors decreased by ¥75,252 million (81.0%) from fiscal 2007 to ¥17,644 million, while net sales of test systems for non memory semiconductors decreased by ¥7,140 million (18.4%) from fiscal 2007 to ¥31,572 million. Advantest’s overall net sales in fiscal 2008 decreased by ¥106,115 million (58.1%) from fiscal 2007 to ¥76,652 million, mainly due to the decline in net sales of test systems for memory semiconductors, in fiscal 2008. Any downturn in the memory semiconductor market will therefore likely continue to adversely affect Advantest’s business.

The worldwide semiconductor market grew by 28.0% in 2004 as compared to 2003. Thereafter, the semiconductor market grew by 6.8%, 8.9% and 3.2% in 2005, 2006 and 2007, respectively. In 2008, the semiconductor market contracted by 2.8% compared to the previous year, reflecting the global economic downturn that stemmed from the financial crisis. Worldwide sales of memory semiconductors increased by 45.0%, 2.9% and 20.5% in 2004, 2005 and 2006, respectively, on a year-to-year basis, primarily due to the increase in demand for flash memory semiconductors used in digital consumer products and for DRAM semiconductors used in personal computers. Worldwide sales of memory semiconductors, however, declined slightly by 1.1% in 2007, due to a substantial reduction in capital expenditure by semiconductor manufacturers reflecting a substantial decline in the price of DRAM semiconductors and NAND-type flash memory semiconductors. Moreover, worldwide sales of memory semiconductors in 2008 decreased by 19.9% compared to 2007, primarily due to the substantial decline in the price of memory semiconductors. Worldwide sales of non memory semiconductors increased by 23.9% and 7.9% in 2004 and 2005 respectively. Furthermore, in 2006 and 2007, demand in the consumer market and automobile market stabilized and the data processing market were strong. Accordingly, worldwide sales of non memory semiconductors grew by 5.7% and 4.5% in 2006 and 2007, respectively. Worldwide sales of non memory semiconductors in 2008 increased by 2.3% from 2007, primarily due to steady demand for mobile PCs despite the deterioration in the overall condition of the global economy.

The significant demand volatility of the market for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	demand in personal computer and server industries;

•	consumer demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players and game machines;

•	levels of investment in communications infrastructure and trends in the mobile telecommunications industry;

•	demand in the automobile industry; and

•	trends in the semiconductor industry.

Advantest’s net sales for fiscal 2004 stood at ¥239,439 million, representing a 37.4% increase over fiscal 2003. In fiscal 2005, the adjustment of excess inventory by semiconductor manufacturers ended, net sales increased by 6.0% as compared with the previous fiscal year to ¥253,922 million, and net income achieved ¥41,374 million. However, net sales in fiscal 2006 declined mainly as a result of a decrease in the price of semiconductors and, as a result, net sales for fiscal 2006 were ¥235,012 million, representing a 7.4% decrease compared to fiscal 2005, and net income decreased by 14.1% as compared to fiscal 2005 to ¥35,556 million. The substantial decline in the price of semiconductors continued through fiscal 2007 and many semiconductor manufacturers froze or postponed their capital expenditures. Primarily reflecting the foregoing, net sales in fiscal 2007 decreased by 22.2%, as compared to fiscal 2006, to ¥182,767 million, and net income decreased by 53.5%, as compared to fiscal 2006, to ¥16,550 million. Semiconductor manufacturers continued to restrain their capital expenditures in fiscal 2008, influenced by excess inventory of semiconductors and weak prices. Furthermore, the global economic downturn that stemmed from the financial crisis led semiconductor manufacturers to maintain their prudent position, with many implementing inventory adjustments and freezing or postponing their capital expenditures. Primarily reflecting the foregoing, Advantest’s net sales decreased by 58.1% as compared with fiscal 2007 to ¥76,652 million, and Advantest recorded a net loss of ¥74,902 million in fiscal 2008. Advantest believes that its results are significantly impacted by the significant demand volatility of the semiconductor industry. Significant downturns in the semiconductor industry are likely to therefore adversely affect Advantest’s financial condition and results of operations. Advantest is unable to predict trends in the semiconductor industry going forward, and Advantest’s financial condition and results of operations may be affected adversely if the demand for semiconductor test systems remains weak or further weakens beyond Advantest’s expectations as a result of a further downturn in the semiconductor industry. The price of semiconductors, which have decreased significantly in recent years, may not return to their original levels if, for example, the over-supply of semiconductors persists. Should semiconductor prices remain at low levels, semiconductor manufacturers’ earnings could deteriorate, resulting in their further restraint towards capital expenditures, and Advantest’s results of operations could be adversely affected.

If Advantest does not introduce new products meeting its customers’ technical requirements in a timely manner and at competitive prices, its products may become obsolete and its financial condition and results of operations may suffer

Advantest sells its products to several industries that are characterized by rapid technological changes, the frequent introduction of new products and services, varying and unpredictable product lifecycles and evolving industry standards. Advantest anticipates that future demand for its products will be driven, in large part, by technological innovation in semiconductor technology, which create new testing requirements that are not adequately addressed by currently installed semiconductor test systems. Customer needs in response to these technological innovations, and their need for greater cost-effectiveness and efficiency to respond to the market environment, include:

•	investment by memory semiconductor manufacturers in facilities that are used to produce memory semiconductors, such as flash memory, DDR3-SDRAM and the next generation DDR4-SDRAM;

•	the introduction of non memory semiconductors that incorporate more advanced memory semiconductors, logic and analog circuits;

•	investment by semiconductor manufacturers in mechatronics related products which transport devices faster, more accurately and more stably;

•	the utilization of testing technologies that employ self-test circuit designs incorporated into semiconductor chips;

•	introduction of mechatronics products that respond to reduced testing time resulting from advances in customers’ back-end testing;

•	prompt response and quick repair in the event of failure; and

•	total solutions that allow customers to reduce their testing costs.

Advantest also believes demand for its products, including semiconductor and component test systems, are affected by the level of demand for personal computers, high-speed wireless and wireline data services and digital consumer products. It is likely that advances in technologies used in those products and services will require new testing systems. Without the timely introduction of semiconductor test systems capable of effectively testing and measuring equipment that use new technologies, Advantest’s products and services may become technologically obsolete over time.

A failure by Advantest to meet its customers’ technical requirements at competitive prices or to deliver conforming equipment in a timely manner may result in its products being replaced by those of a competitor or an alternative technology solution. Furthermore, Advantest’s inability to provide a product that meets requested performance criteria at an acceptable price when required by its customers would severely damage its reputation with those customers and may adversely affect future sales efforts with respect to those customers.

Advantest’s dependence on certain subcontractors and its dependence on a sole source or a limited number of suppliers for its components and parts may prevent it from delivering an acceptable product on a timely basis

Advantest relies on subcontractors to perform some of the assembly requirements for its products. In addition, many of the components used in Advantest’s semiconductor and component test systems and mechatronics systems are produced by suppliers based on Advantest’s specifications. Advantest’s reliance on these subcontractors and suppliers gives it less control over the manufacturing process and exposes it to significant risks, especially inadequate manufacturing capacity, late delivery, substandard quality, lack of labor availability and high costs. In addition, Advantest depends on a sole source or a limited number of suppliers for a portion of its components and parts. Advantest does not maintain long-term supply agreements with most of its suppliers, and it purchases most of its components and parts through individual purchase orders. If suppliers become unable to provide components or parts in the volumes needed and at acceptable prices, Advantest would have to identify and procure acceptable replacements. Furthermore, the markets for semiconductors and other specialized components have, in the past, experienced periods of inadequate supply to meet demand. The process of selecting subcontractors or suppliers and of identifying suitable replacement components and parts is lengthy and may result in Advantest being unable to deliver products meeting customer requirements in a timely manner. Advantest has, in the past, been unable to deliver its products according to production schedules primarily due to the inability of suppliers to supply components and parts based on Advantest’s specifications and by other shortages in components and parts. Moreover, a deterioration in the financial position of Advantest’s subcontractors or suppliers reflecting the decline in the economic environment may result in certain subcontractors and suppliers being unable to meet Advantest’s requirements.

Advantest faces substantial competition in its businesses and, if Advantest does not maintain or expand its market share, its business may be harmed

Advantest faces substantial competition throughout the world Advantest’s primary competitors in the semiconductor and component test system market include, among others, Teradyne, Inc., Verigy Ltd., LTX-Credence Corporation, Yokogawa Electronic Corporation, FROM30 CO., LTD., EXICON Ltd. and

UniTest Inc. In the mechatronics system related market, Advantest also competes with Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing, Inc. in test handler devices, and with TSE Co., Ltd. and Secron Co., Ltd. in device interfaces. Some of Advantest’s competitors have greater financial and other resources than Advantest.

Advantest faces many challenges in its businesses, including increased pressure from customers to produce semiconductor and component test systems and mechatronics systems that reduce testing costs. To compete effectively and maintain and expand its market share, Advantest must continue to enhance its business processes to lower the cost of its products, as well as introduce enhancements that lower overall testing costs. Advantest also expects its competitors to continue to introduce new products with improvements in price and performance, as well as to increase their customer service and support offerings. Significant increases in competition may erode Advantest’s profit margin and weaken its earnings.

Advantest’s product lines are facing significant price pressure

Price pressure in Advantest’s businesses is adversely affecting Advantest’s operating margins. Irrespective of the trend in the demand for semiconductors, there is ongoing price pressure on semiconductors, which puts continuous pressure on the market price for products in the Semiconductor and Component Test System Segment and Mechatronics System Segment. Especially with the ongoing slowdown in the semiconductor industry, price pressure is salient. During these periods, semiconductor manufacturers and test houses, which are Advantest’s customers, seek to increase their production capacities while minimizing their capital expenditures. In addition, increased competition in the market for digital consumer products and personal computers has driven down prices of these goods, subsequently creating significant price pressure on Advantest’s product lines. An increase in price pressure may adversely affect Advantest’s future financial condition and results of operations.

Advantest may not recoup costs incurred in the development of new products

Enhancements to existing products and the development of new generations of products are, in most cases, costly processes. Furthermore, because the decision to purchase semiconductor and component test systems products and mechatronics systems generally involves a significant commitment of capital, the sale of this equipment typically involves a lengthy sales period and requires Advantest to expend substantial funds and sales efforts to secure the sale. Advantest’s enhancements or new generations of products may not generate net sales in excess of development and sales costs if, for example, these new enhancements or products are quickly rendered obsolete by changing customer preferences, the introduction by Advantest’s competitors of products embodying new technologies or features, the introduction by Advantest’s customers of new products that require different testing functions or the failure of the market for Advantest’s customer’s products to grow at the rate, or to the levels, anticipated by Advantest. This risk is believed to be particularly acute with respect to test systems for non memory semiconductors because, in general, new non memory semiconductor product lines are introduced to market more frequently than new memory semiconductor product lines. In some cases, Advantest must anticipate industry trends and develop products in advance of the commercialization of its customers’ products. This requires Advantest to make significant investments in product development well before it determines the commercial viability of these innovations. If Advantest’s customers fail to introduce their devices in a timely manner or the market rejects their devices, Advantest may not recover its investments in product development through sales in significant volume.

The market for Advantest’s major products is highly concentrated, and Advantest may not be able to increase sales of its products because of limited opportunities

The market for test systems for memory semiconductors in the Semiconductor and Component Test System Segment is highly concentrated, with a small number of large semiconductor manufacturers, foundries and test houses accounting for a large portion of total sales in the semiconductor and component test system industry. Advantest believes that this market concentration could become even more severe in the future as larger semiconductor device manufacturers, foundries and test houses acquire smaller semiconductor market participants, and as corporate restructuring, such as elimination and consolidation of businesses, progresses. Advantest’s ability to increase sales will depend in large part upon its ability to obtain or increase orders from large-volume customers. Furthermore, in the event there is an over-supply of semiconductor and component test system products on the second-hand market reflecting, among others, restructuring within the industry, Advantest faces an additional risk of losing its sales opportunities.

Advantest’s largest customers currently account for a significant part of its net sales and, in addition to the risk of Advantest’s business being harmed by the loss of one or more of these customers or changes in their capital expenditures, Advantest may not be able to recover its accounts receivables if its largest customers experience a deterioration in their financial position

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers, a small number of which currently account for a significant portion of its net sales. Sales to Advantest’s largest customer as a percentage of its total sales were approximately 11% in fiscal 2006, approximately 9% in fiscal 2007 and approximately 24% in fiscal 2008. Sales to Advantest’s five largest customers accounted for approximately 35% of total net sales in fiscal 2006, approximately 32% in fiscal 2007 and approximately 51% in fiscal 2008. The loss of one or more of these major customers or changes in their capital expenditures could materially harm Advantest’s business. Furthermore, if Advantest’s major customers experience a deterioration in their financial position and are unable to fulfill their payment obligations to Advantest in accordance with the applicable terms, Advantest’s business, results of operations and financial position may be adversely affected.

Fluctuations in exchange rates could reduce Advantest’s profitability

The majority of Advantest’s net sales derive from products sold to customers located outside of Japan. Approximately 68% of Advantest’s fiscal 2008 net sales were from products sold to overseas customers. Most of Advantest’s products are manufactured in Japan, but approximately 36% of Advantest’s net sales in fiscal 2008 were made in currencies other than the Japanese yen, predominantly the U.S. dollar. A strengthening in the Japanese yen relative to foreign currencies (mostly U.S. dollar and, to a much lesser extent, other currencies) would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies, which could hurt sales in those countries. In addition, significant fluctuations in the exchange rate between the Japanese yen and foreign currencies, especially the U.S. dollar, could require Advantest to lower its prices with respect to foreign sales of its products that are priced in Japanese yen, and reduce the Japanese yen equivalent amounts of its foreign sales for products that are based in U.S. dollars or other foreign currencies, and overall reducing its profitability. These fluctuations could also cause prospective customers to push out or delay orders because of the increased relative cost of Advantest’s products. In the past, there have been significant fluctuations in the exchange rate between the Japanese yen and the foreign countries in which Advantest’s sales are denominated.

The failure by Advantest to meet demand for its products upon a significant expansion in the semiconductor and component test systems and mechatronics systems markets may adversely affect its future market share and financial results

If the market for semiconductor and component test systems and mechatronics systems were to suddenly expand, Advantest would require a significant increase in production capabilities, including personnel and an increase in products from suppliers, in order to fully capitalize on such expansion. The failure of Advantest to adjust to such unanticipated increases in demand for its products during the period of recovery in demand could result in Advantest losing one or more of its existing large-volume customers or losing the opportunity to establish a strong relationship with large-volume customers with which it currently does little or no business. Such failure may adversely affect Advantest’s future market share and its financial results.

If Advantest’s main facilities for research and development, production or information technology systems for all of its businesses, or the facilities of its subcontractors and suppliers, were to experience catastrophic loss, its results of operations would be seriously harmed

Advantest’s main facilities for research and development for its Semiconductor and Component Test Systems and Mechatronics System Segments production, as well as many of Advantest’s service bases, are located in Japan and particularly concentrated in Gunma Prefecture and Saitama Prefecture. In addition, the main system server and parts of the network hub are maintained in system centers approved by the Information System Management System, or ISMS, and local network servers are located in certain operations offices in Japan. Japan suffers from relatively frequent earthquakes.

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

Advantest has prepared itself for crises such as large-scale natural disasters, and each department of Advantest has documented its own disaster procedures and manuals. Furthermore, in order to prevent any disruption of its core businesses, or in case of suspension, to re-start the suspended businesses, including the recovery of important facilities, in the shortest possible time, Advantest has formulated and is in the process of implementing a “Business Continuity Plan.” However, if Advantest cannot implement such Business Continuity Plan, or if upon implementation such Business Continuity Plan is not effective, Advantest’s core businesses could be disrupted at a time of crisis, such as large-scale natural disasters, and could take a substantial amount of time to recover.

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with doing business internationally because it sells its products, and purchases parts and components from, around the world. In fiscal 2008, 48.7% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consisted of sales in Taiwan, the People’s Republic of China and Korea, 15.3% from the Americas and 3.7% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the Americas, Europe, and Asian countries including Singapore, Taiwan, the People’s Republic of China and Korea and some of Advantest’s suppliers are also located overseas. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

•	political and economic instability, natural calamities, epidemics or other risks related to countries where Advantest procures its components and parts or sells its products;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	risks with respect to international taxation, including transfer pricing regulations;

•	difficulty in staffing and managing widespread operations;

•	differing protection of intellectual property;

•	difficulties in collecting accounts receivable because of distance and different legal rules; and

•	risks with respect to social and political crises resulting from terrorism and war, among others.

Advantest’s financial condition and results of operations are subject to factors relating to its marketing and sales capabilities and its branding

Advantest’s financial condition and results of operations may be negatively affected by factors relating to its marketing and sales capabilities and its branding, including:

•	the long selling process involved in the sale of semiconductor and component test systems;

•	the relatively small number of total units sold in the semiconductor and component test system market;

•	order cancellations or delays by customers;

•	delays in collection of, or increases in provisions for, accounts receivable reflecting the financial condition of customers;

•	increases in required provisions for product warranty costs and write-downs of inventory; and

•	any real or perceived decrease in performance and reliability of Advantest products, which could lead to a decline in Advantest’s reputation.

Chemicals used by Advantest may become subject to more stringent regulations, and Advantest may be required to incur significant costs in adapting to new requirements

Advantest uses chemicals in the manufacturing of its products, the manufacture, processing and distribution of which are subject to environmental related laws, regulations and rules of Japanese governmental agencies, as well as by various industry organizations and other regulatory bodies in other countries. These regulatory bodies may strengthen existing regulations governing chemicals used by Advantest and may also begin to regulate other chemicals used by Advantest. While Advantest is taking measures to eliminate toxic substances included in parts used to manufacture its products, Advantest uses solder which contains lead for mounting electronic parts and components for its products in order to ensure the reliability of its products as a matter of priority. Further, as a method to cool some of its semiconductor and component test systems, Advantest uses a type of perfluorocarbon, or PFC, that is not currently regulated by laws related to global warming. Advantest believes that it is in compliance with regulations with respect to the use of chemicals by promoting environmental policies for its products with the focus on ensuring the safety and the reliability of its products; however, Advantest must be prepared to adapt to regulatory requirements in all relevant countries as requirements change. Advantest may be required to incur significant cost in adapting to new requirements. Any failure by Advantest to comply with applicable government or industry regulations could result in restrictions on its ability to carry on or expand its operations, including being unable to sell its products.

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

The technology labor market is very competitive, and Advantest’s business may suffer if Advantest is unable to hire and retain engineers and other key personnel

Advantest’s future success depends partly on its ability to attract and retain highly qualified engineers for its research and development and customer service and support divisions. If Advantest fails to hire and retain a sufficient number of these personnel, it may not be able to maintain and expand its business. Advantest may need to revise its compensation and other personnel related policies to retain its existing officers and employees and attract and retain the additional personnel that it expects to require.

Confidential information could be inadvertently disclosed through unauthorized access or use, which could lead to substantial costs or harm Advantest’s reputation

Advantest uses both paper documents and electronic data in managing confidential information. Although Advantest has established the Information Security Committee and Security Control Office and is taking measures to keep information confidential through procedures designed to prevent accidental release of information through unauthorized access or use, such information may be inadvertently disclosed without Advantest’s knowledge. If this occurs, Advantest’s reputation could be harmed and Advantest could incur substantial costs to remedy the situation. Accordingly, inadvertent disclosure of confidential information could have a material adverse effect upon Advantest’s business results and financial condition.

Product defects and any damages stemming from Advantest’s product liability could harm Advantest’s reputation among existing and potential customers and could have a material adverse effect upon Advantest’s business results and financial condition

Advantest manufactures its products in accordance with internationally accepted quality control standards such as ISO 9000. However, Advantest cannot guarantee that there are no defects in its products. Advantest maintains product liability insurance, but cannot guarantee that such insurance will sufficiently cover the ultimate amount of damages with respect to Advantest’s liabilities. Large scale accidents or any discovery of defects in its products could harm Advantest’s reputation for not adequately addressing defects, could cause Advantest to incur higher costs and could have a material adverse effect upon Advantest’s business results and financial condition if Advantest is liable for claims for damages.

Risks Related to Ownership of ADSs or Common Stock

Japanese yen-dollar fluctuations could cause the market price of the ADSs to decline and reduce dividend amounts payable to ADS holders as expressed in U.S. dollars

Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar may affect the U.S. dollar equivalent of the Japanese yen price of the shares on the Tokyo Stock Exchange and, primarily reflecting the foregoing, are likely to affect the market price of the ADSs. Advantest has historically paid dividends on its shares twice a year. If Advantest declares cash dividends, dividends on the shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars. Therefore, exchange rate fluctuations could also affect the dividend amounts payable to ADS holders following conversion into U.S. dollars of dividends paid in Japanese yen on the shares represented by the ADSs.

As a holder of ADSs, you will have fewer rights than a shareholder has, and you must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining Advantest’s accounting books and records and exercising appraisal rights, are available only to holders of record on Advantest’s register of shareholders. Because the depositary, through its custodian agents, is the registered holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying a holder’s ADSs as instructed by the holder and will pay to the holder the dividends and distributions collected from Advantest. However, in the holder’s capacity as an ADS holder, that holder will not be able to bring a derivative action, examine Advantest’s accounting books and records or exercise appraisal rights through the depositary.

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

Advantest commenced operations in July 1954, and was incorporated in December 1954 under the name Takeda Riken Industry Co., Ltd. as a limited liability, joint-stock company in Japan under the Commercial Code of Japan. At the time of incorporation, Takeda Riken’s primary business was the design, manufacture and sale of measuring instruments for Japanese electronics manufacturers. Takeda Riken started focusing on semiconductor test equipment for the semiconductor industry in 1968 and was the first to domestically produce semiconductor test equipment in 1972. In 1971, Takeda Riken entered into its first distribution agreement with a foreign distributor and, in 1973, established its first representative office in the U.S. to gather information on technology and distribution and to establish dealer relationships. These two milestones launched the company’s long-term goal of becoming a global manufacturer of testing and measuring products. Takeda Riken has been listed on the Tokyo Stock Exchange since February 1983. Takeda Riken changed its registered name to Kabushiki Kaisha Advantest in October 1985.

Advantest applies its capital expenditures chiefly to the streamlining of development, production of new products, energy saving initiatives and the expansion of production capacity. Advantest’s capital expenditures were ¥8.3 billion, ¥14.1 billion and ¥4.6 billion in fiscal 2006, 2007 and 2008, respectively. In fiscal 2007, Advantest’s capital expenditure included the construction of Sendai Factory A, a factory with clean room facilities for production.

Advantest’s principal executive offices are located at Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan. Advantest’s telephone number in Japan is (81-3) 3214-7500.

4.B.	BUSINESS OVERVIEW

Overview

As of June 26, 2009, the Advantest group is comprised of Advantest Corporation and its 31 consolidated subsidiaries and one investee which is accounted for by the equity method. The Advantest group conducts its business in the following segments:

•	Semiconductor and Component Test System Segment;

•	Mechatronics System Segment, focusing on peripheral devices including test handlers and device interfaces; and

•	Services, Support and Others Segment.

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

Mechatronics System Segment

The Mechatronics System Segment focuses on peripheral devices to the semiconductor and component test systems. This business includes test handlers applying mechatronics technologies, which handle semiconductor devices and automate testing, device interfaces with measured devices, and operations related to nano-technology.

Services, Support and Others Segment

The Services, Support and Others Segment consists of comprehensive customer solutions provided in connection with the Semiconductor and Component Test System and Mechatronics System Segments, support services and an equipment lease business.

Sales by Segment

The following table illustrates net sales by each segment for the last three fiscal years.

	Fiscal 2006		Fiscal 2007		Fiscal 2008
Segment	Sales (in millions)%		Sales (in millions)%		Sales (in millions)%
Semiconductor and Component Test System Segment	¥167,815	71.4	¥131,608	72.0	¥49,216	64.2
Mechatronics System Segment	52,025	22.1	34,944	19.1	14,388	18.8
Services, Support and Others Segment	18,312	7.8	19,344	10.6	15,815	20.6
Intercompany transactions elimination	(3,140)	(1.3)	(3,129)	(1.7)	(2,767)	(3.6)

Total Net Sales	¥235,012	100.0%	¥182,767	100.0%	¥76,652	100.0%

Industry Overview

Advantest offers products in semiconductor and component test systems, mechatronics systems, and services, support and others. Advantest’s main customers are semiconductor manufacturers, foundries and test houses. Advantest believes that the following factors promote growth of the business carried out by its main customers.

•	the move to lower-cost, smaller, faster and more powerful and energy efficient semiconductors and electronic components;

•	the increase in demand for higher performance servers and personal computers;

•	the increase in demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players and new models of high-performance game machines;

•	the increasing levels of wireless communications penetration worldwide reflecting the expansion of the mobile telecommunications industry;

•	the development of higher speed and high capacity communications infrastructure;

•	the increasing demand for electronic devices that incorporate semiconductor and communications technologies; and

•	the increase in demand for electronic components including semiconductors and sensors, in response to technological advancement of automobiles.

Advantest believes that these factors will continue to provide long-term growth opportunities for Advantest because they lead to additional capital expenditures by its customers, resulting in an expansion of businesses for Advantest. However, the capital expenditures of Advantest’s customers may be adversely affected by the following factors:

•	the level of demand for semiconductors and electronic components;

•	advancements in semiconductor and electronic component technology; and

•	changes in semiconductor and electronic component manufacturing processes.

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

Semiconductor sales have increased significantly over the long-term. However, semiconductors, particularly memory semiconductors, have experienced significant cyclical variations in growth rates. According to World Semiconductor Trade Statistics (WSTS), worldwide semiconductor sales in 2002 were approximately $140.7 billion, and increased by $25.7 billion or 18.3% in 2003 to approximately $166.4 billion. Sales in 2004 increased by approximately $46.6 billion or 28.0% compared to the previous year to approximately $213.0 billion, and sales in 2005 increased by approximately $14.5 billion or 6.8% compared to the previous year to approximately $227.5 billion. Sales in 2006 increased by approximately $20.2 billion or 8.9% to approximately $247.7 billion, and sales in 2007 increased by approximately $7.9 billion or 3.2% to approximately $255.6 billion. However, sales in 2008 decreased by approximately $7.0 billion or 2.8% compared to the previous year to approximately $248.6 billion, mainly due to the substantial decline in the price of memory semiconductors. The following table sets forth the size of the market for memory semiconductors, non memory semiconductors and all semiconductors between 2002 and 2008 and the projected market size between 2009 and 2011 as compiled and estimated by WSTS as of June 2009.

	Actual Year ended December 31,							Projected Year ending December 31,
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(in millions)							(in millions)
Memory	$27,041	$32,506	$47,136	$48,519	$58,473	$57,854	$46,348	$36,926	$40,536	$44,028
Non memory	113,672	133,920	165,891	178,965	189,243	197,791	202,255	157,871	168,496	183,516

Total	$140,713	$166,426	$213,027	$227,484	$247,716	$255,645	$248,603	$194,797	$209,032	$227,544

The non memory semiconductor market is not as volatile as the memory semiconductor market because non memory semiconductors are used in a larger variety of consumer products and equipment. In periods of rapid decline in the semiconductor market, the capital expenditures of semiconductor manufacturers, including their purchases of semiconductor test systems, generally decline at a faster pace than the decline in semiconductor sales. In addition, following a downturn in the semiconductor market or a decline in the price of semiconductors, investment is generally restrained until semiconductor manufacturers determine that the market for semiconductors is experiencing a real recovery and accordingly, sales of semiconductor test systems generally do not experience significant increase. Advantest believes these trends will continue in the future.

The semiconductor market bottomed out in the second half of fiscal 2001 and then improved and grew significantly from fiscal 2002 to the first half of fiscal 2004. However, the market slowed down beginning in the second half of fiscal 2004 primarily due to the adjustment of excess inventories by semiconductor manufacturers. The market recovered sooner than expected, improving in the first half of 2005, expanding further in the second half of 2005, and remaining steady in 2006 and 2007. According to data published by WSTS as of June 2009, the market for memory semiconductors is expected to continue to decline by a further 20.3% in 2009 as compared with 2008, after which it is expected to grow by approximately 10% in 2010 and by approximately 9% in 2011. WSTS expects that the market for memory semiconductors will grow to approximately $44 billion in 2011. Advantest believes that demand for memory semiconductors will be generated in the foreseeable future by the prevalence of DDR3-SDRAM, the next generation DDR4-SDRAM, flash memory and other high-end semiconductors. WSTS estimates that the non memory semiconductor market will decline by 21.9% in 2009 as compared with 2008 after which it will grow by approximately 7% in 2010 and by approximately 9% in 2011. WSTS expects that the market for non memory semiconductors will grow to approximately $183.5 billion in

2011. Advantest believes that the demand for non memory semiconductors will generally grow in the foreseeable future, led by the further prevalence of, and new developments in, digital consumer products and personal computers.

Advancements in Semiconductor and Electronic Component Technology

Advantest believes that demand for semiconductor and component test systems and mechatronics systems is also affected by the rate of change and development in semiconductor and electronic component technology. Current changes in the semiconductor and electronic component industry relate to the innovation of digital consumer products and communications technologies. Demand for faster semiconductors and electronic components that are smaller in size, incorporate more functions and require less power to operate is being driven by:

•

growing demand for, and continuous improvements in, personal computers and digital consumer products, such as flat-panel TVs, DVD/Blu-ray disc recorders, digital cameras, television game consoles and mobile phone handsets; and

•

requirements of communications network equipment, such as network routers, switches and base stations, as well as wireless handsets and other Internet access devices, to enable advances in Internet hardware and software applications, increases in infrastructure performance and simplification and miniaturization of Internet access devices.

Demand for personal computers and servers with higher performance and capabilities is also driving changes in the memory semiconductor sector. This demand is causing manufacturers to shift from the production of memory semiconductors, including memory semiconductors that allow high-speed data transfer such as DDR2-SDRAM to the DDR3-SDRAM with higher speeds, and flash memory that feature large capacity and nonvolatility. Advantest believes that this shift is creating demand for test systems for memory semiconductors capable of handling these new types of memory semiconductors, as well as contributing to a reduction in testing costs. In addition, Advantest believes that additional demand for mechatronics systems, including test handlers and device interfaces connecting semiconductor devices and semiconductor test systems, will be created and will grow in line with advances in semiconductor technologies.

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

Production Outsourcing

In recent years, semiconductor manufacturing and testing processes have become more complex and capital intensive. Primarily reflecting the foregoing, an increasing portion of the manufacturing and testing functions are being subcontracted out, not only by fabless companies, but also by industrial, design and manufacturing companies which had previously designed and manufactured semiconductors, in order to reduce capital expenditures. This trend has resulted in an increase in the number of test houses that accept test process outsourcing and foundries that accept manufacturing process outsourcing. Foundries either perform testing in-house or outsource their testing needs to test houses. This trend towards production outsourcing, particularly to test houses, has increased the number of potential customers for semiconductor test system manufacturers, although it has not significantly affected the total demand for Advantest’s products. In addition, Advantest believes that it is most appropriate to use semiconductor and component test systems which have been designed using open architecture, which enables the formation of semiconductor test systems that can meet the multiple needs of the customers of test houses and foundries. Outsourcing has also been utilized for electronic component manufacturing.

Technological Innovation in Manufacturing Processes

One of the innovations in semiconductor manufacturing processes is the use of 300 millimeter wafers. Wafers are circular flat pieces of silicon from which multiple semiconductor chips are made using photo-etching and other manufacturing processes. The use of 300 millimeter wafers allows manufacturers to increase semiconductor production per wafer twofold or more when compared to production using the conventional 200 millimeter wafers. Although many manufacturers announced delays in investment in 300 millimeter wafer factories beginning in the second half of 2000 reflecting negative trends in the semiconductor market, investment in these factories by some manufacturers resumed at the end of 2002, and investment increased from 2003 to 2006. From 2007, investment has remained at low levels mainly due to factors such as excess supply and increased price competition. While this trend may continue throughout 2009, inventory adjustments by semiconductor manufacturers and appropriate pricing of semiconductors may result in renewed capital expenditure, especially with respect to 300 millimeter wafers and increased demand for new semiconductor and component test systems and test handlers.

New Testing Technologies

Semiconductor designers and manufacturers are striving to further reduce costs in connection with manufacturing semiconductors, especially the cost of testing semiconductors. Thus, there is a stronger demand for semiconductor test systems that can simultaneously test more semiconductors and accommodate a larger number of pins at higher speeds and with high throughput capabilities. On the other hand, there is an increasing pressure on semiconductor test systems to be energy efficient, smaller in size and less expensive. In order to respond to this demand, semiconductor test system manufacturers are taking measures to reduce semiconductor test system costs by making the development and manufacturing process of semiconductor test systems more efficient, strengthening peripheral devices such as test handlers and device interfaces and improving service and support systems. Furthermore, although certain semiconductors are now tested in a simplified manner in which self-test technologies are designed into circuits or even sold without being tested, Advantest believes that it has become increasingly important for semiconductor test systems to ensure the reliability of semiconductors since semiconductors are expected to become more complex and advanced going forward.

Advantest believes that semiconductor and electronic component manufacturing processes will continue to evolve. The introduction of new manufacturing processes will likely result in test costs constituting a higher percentage of the total cost of manufacturing and, therefore, increase price pressure on the semiconductor test system industry. Furthermore, advances in the semiconductor and electronic component industry will require semiconductor test systems with new and more sophisticated testing functions. Advantest believes that these trends provide it with an opportunity to distinguish itself from its competitors through the delivery of new products that are priced and designed to meet the specific needs of its customers.

Business Strategy

While Advantest is currently facing a challenging business environment primarily due to the recent downturn in the global economy and weakened demand for semiconductors, Advantest has established the following core business goals to achieve mid- to long-term growth:

•	focusing on the development of semiconductor test systems which can respond to changes in capabilities of memory and non memory semiconductors;

•	increasing its market share for test systems for non memory semiconductors and maintaining its large market share for test systems for memory semiconductors;

•	increasing its market share for test handlers for memory and non memory semiconductors;

•	developing, designing and supplying high quality device interfaces in a shorter period of time;

•	reducing product cost of goods to react to price pressures on products

•	enhancing its operating efficiency to improve profitability, through promotion of production innovations;

•	strengthening its ability to provide comprehensive solutions to satisfy customer needs; and

•	promoting the development and establishment of new businesses in the measuring instruments field outside of its semiconductor-related business.

To achieve these goals, Advantest plans to:

Continue to address industry trends, identify customer needs and deliver new products ahead of its competitors

Advantest will continue to work closely with major semiconductor manufacturers beginning at the product design stage of semiconductor and component test systems to understand customer needs relating to emerging technologies and applications. Based on this knowledge and its technological expertise, Advantest seeks to develop more advanced semiconductor and component test systems, test handlers, device interfaces and comprehensive solutions ahead of its competitors. For example, Advantest is pursuing the following strategies:

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

Strengthen the test system business for non memory semiconductors

Advantest believes that in 2008 the market for test systems for non memory semiconductors, was approximately three times the size of the market for test systems for memory semiconductors. Advantest has therefore devoted its resources to develop test systems and modules for non memory semiconductors to meet the demands of a large number of manufacturers for the testing of a wide variety of non memory semiconductors.

Advantest believes that the primary benefits of OPENSTAR®, an industry-wide, open architecture for test systems for non memory semiconductors, for users of semiconductor and component test systems will be reduced testing costs resulting from the adoption of newly developed modules. In addition, Advantest hopes that the reduction in testing costs, and thus the lowering of overall manufacturing costs of non memory semiconductors, will help foster further demand for non memory semiconductors to be used in digital consumer products and other products.

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

Products

As of fiscal 2008, Advantest’s main products are products developed, manufactured and sold in the Semiconductor and Component Test System Segment and Mechatronics System Segment. They are as follows:

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

Category	Fiscal 2006	Fiscal 2007	Fiscal 2008
	(in millions)
Test systems for memory semiconductors	¥109,541	¥92,896	¥17,644
Test systems for non memory semiconductors	58,274	38,712	31,572

Total	¥167,815	¥131,608	¥49,216

Test Systems for Memory Semiconductors

Advantest’s test systems for memory semiconductors are test systems designed to test high-speed/high performance DRAM semiconductors used in equipment such as personal computers and servers, as well as flash memory semiconductors used in digital consumer products.

Test systems for memory semiconductors consist of a mainframe and one or more test heads. During testing, a device interface is attached to the test head. During the front-end testing process, wafers are loaded by a prober and are connected to the test system for memory semiconductors through the device interface. Electric signals between the die and the test systems for memory semiconductors are transmitted through probe pins located in the device interface and tested. After front-end testing is completed, the wafer is diced into separate dies and properly functioning dies are packaged. During back-end testing, test handlers are used to load these packaged devices onto the test heads, and electric signals are transmitted between the devices and the test heads via the device interface and tested. The test results are analyzed by the test systems for memory semiconductors’ hardware circuits and software programs. Customized software programs for each semiconductor are required to analyze the semiconductor tests and test data.

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

Advantest estimates that its market share in test systems for memory semiconductors was approximately 69% in fiscal 2007 as compared with approximately 64% in fiscal 2006. Although Advantest’s market share decreased by approximately 18 points compared to 2007 primarily as a result of restrained capital expenditure in test systems for DRAM semiconductors on the part of Advantest’s customers, Advantest maintained a market share of approximately 51% in 2008. Advantest has a substantially larger market share in test systems for DRAM memory semiconductors than in test systems for flash memory semiconductors. Advantest is currently seeking to increase its market share in test systems for flash memory semiconductors.

Advantest’s main product lines of test systems for memory semiconductors are the T5500 series, the T5300 series and the T5700 series.

T5500 Series. The T5593 is a test system targeted at the market for high speed memory semiconductors such as DDR2-SDRAM and SGRAM. SGRAM is a memory semiconductor for use in graphical processor units. The T5588, makes possible simultaneous measurement of up to 512 DDR2-SDRAM devices, twice that of the T5593, and is a test system for mass production. Advantest can also accommodate a greater variety of memory semiconductors by using testing functions for flash memory—which are already long used in connection with the T5370 series—and its newly developed throughput enhancement functions. The top-of-the-line device in the T5500 series is the T5503, a memory semiconductor test system most suitable for testing and production of ultra high-speed memory semiconductors such as DDR3-SDRAM. This model allows twice as much of the spectrum band to be covered in terms of testing speed as the T5501 and thus enhances the measurement accuracy.

T5300 Series. The T5383 is a multi-functional test system for memory semiconductors that reduces testing costs for semiconductor manufacturers. The T5383 is used for the front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors. The T5383, which is capable of simultaneously testing up to 384 devices is a test system with a maximum testing rate is 286 MHz/572 Mbps, which is twice the testing rate of Advantest’s previous model. This allows for DRAM wafer testing “at speed” testing, or testing for KGD, and package testing for flash memory semiconductors, at high-speed and with high-throughputs capabilities. The T5300 series is Advantest’s best selling test systems for memory semiconductors product line for front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors.

T5700 Series. Because variations in cell characteristics must be kept within a defined range, front-end testing for flash memory semiconductors require more types of testing than is required in front-end testing for DRAM semiconductors. Accordingly, front-end testing for flash memory semiconductors contributes to higher testing costs. Furthermore, although the volume of production with respect to NAND-type flash memory semiconductors is rapidly growing, prices have fallen substantially and there is a demand for higher efficiency for test systems. The T5761/T5761ES are test systems which have been designed to respond to this demand. The T5761 covers the full range of testing, from NAND-type flash memory testing to package testing. The T5761 is capable of simultaneous testing up to 512 devices, which is twice the capacity of Advantest’s previous model, and allows for lower testing costs through its improved ability to detect failures. The T5761ES is designed for use in engineering and retains the same basic capabilities and functions as the T5761, with a substantially smaller size and at lower testing costs. Furthermore, Advantest introduced the T5781 memory test system, which is capable of testing Multiple Chip Package (MCP)-type memories which combine multiple memory types, such as NAND-type flash memories, which are used in mobile phones, NOR-type flash memories and SDRAM, at speeds of up to 266 MHz, and the T5781ES, which is designed to develop programs for evaluation and mass production. Because the T5781 and T5781ES have diverse memory semiconductor testing capabilities and can test single-handedly many different types of memory semiconductors which are incorporated into MCPs testing efficiency can be improved. Through the T5700 series, effective solutions can be provided, from the design of flash memories and MCPs to mass production.

Test Systems for Non Memory Semiconductors

Advantest’s main line of test systems for non memory semiconductors relates to test systems for SoC semiconductors, test systems for LCD driver ICs and test systems for semiconductors used in car electronics. Test systems for SoC semiconductors test SoC semiconductors that combine circuits such as digital, analog, memory and RF circuits on a single semiconductor chip. Test systems for LCD driver ICs test semiconductors with specific functions, such as LCD driver ICs that display images on LCD panels. The factors that are important to customers in the performance and other characteristics of test systems for memory semiconductors described above also apply to test systems for non memory semiconductors. Advantest’s market share in test systems for non memory semiconductors remained at a similar level of approximately 17% in fiscal 2008, compared with approximately 16% in fiscal 2007.

T2000. In 2003, Advantest brought to market a test system for non memory semiconductors that is based on component modules compatible with OPENSTAR® open architecture. Advantest believes that the development of OPENSTAR® compatible semiconductor test systems for non memory semiconductors will increase Advantest’s market share in test systems for non memory semiconductors. Currently, Advantest’s OPENSTAR® compatible test system for non memory semiconductors is the T2000. Main compatible component modules for the T2000 include the 250 Mbps Digital Module A designed for digital testing, the 800 Mbps Digital Module and 6.5Gbps Digital Module, the Low Current DPS designed for power transmission, the High Current DPS, DPS 500mA Module, Audio AWD/DGT Module designed for analog testing, the Base Band AWG/DGT Module and the 12GHz Wideband Signal Generator/Analyzer designed for RF testing. Furthermore, mainframes for the T2000 may be chosen to meet customers’ needs.

T6500 Series. The T6577 test systems for SoC semiconductors in the T6500 series were primarily developed to test MCU and SoC semiconductors that control digital consumer products at the production lines. The T6500 series is approximately one-third in size and uses approximately 50% less power than Advantest’s predecessor product line.

T6300 Series. The T6300 series are test systems for LCD driver ICs used with high-definition LCD displays. A maximum of 1,536 LCD testing pins may be used with the T6362 and T6372 systems and a maximum of 3,072 LCD testing pins may be used with the T6373 system. Each of these systems can simultaneously test multiple LCD driver ICs.

T7720 Series. The T7721 and T7722 are test systems for non memory semiconductors for mixed signal integrated circuits. The T7721 targets highly complex semiconductors used in car electronics and is the result of the development of Advantest’s constituent technology that measures analog signals. The T7721 uses a direct current signal generator with a range of 150V to 64V and utilizes up to a maximum of 256 pins, and the T7721 has the capacity to simultaneously measure multiple devices.

T8571A. The T8571A is a test system for non memory semiconductors that is primarily used to evaluate and analyze CCDs which are image sensors. These semiconductors are used in digital consumer products, such as high-resolution digital cameras, mobile phone handset cameras and digital video cameras.

Mechatronics System Segment

The Main products in the Mechatronics System Segment are test handlers which handle semiconductor devices and automate the testing, and device interfaces which are the interfaces with devices being tested.

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

Test handlers are designed with different characteristics for memory and non memory semiconductors. Memory semiconductors require relatively long test times. Advantest’s test handlers for memory semiconductors handle up to 512 semiconductors per test head at a time. Non memory semiconductors, including SoC semiconductors, require relatively short test times and Advantest’s test handlers handle up to 16 semiconductors at a time.

Test Handlers for Memory Semiconductors. The M6300 test handler for test systems for memory semiconductors can handle up to 256 semiconductors at a time. The M6300’s maximum throughput is 12,000 semiconductors per hour through the use of a new high-speed handling technology that shortens the time between tests to approximately half of the time associated with Advantest’s ordinary model. The M6542AD can handle up to 128 semiconductors at a time and is designed to prevent the generation of excessive heat during simultaneous measuring by employing a newly developed temperature control technology. The M6241 can handle up to 512 memory semiconductors simultaneously, including DDR2-SDRAM or DDR3-SDRAM memory semiconductors, and has achieved a maximum throughput of 20,000 semiconductors per hour. Advantest also has other test handler product line for test systems for memory semiconductors that meet varying cost and functional needs of its customers.

Test Handlers for Non Memory Semiconductors. Advantest’s test handlers for non memory semiconductors, including SoC semiconductors, are the M4841 and the M7521A, among others. With a rate of 16 semiconductors at a time, the M4841 can handle approximately twice as many semiconductors at a time as Advantest’s previous model. The M4841’s maximum throughput of up to 18,500 semiconductors per hour is triple the maximum throughput of the previous model. Furthermore, the M4841 is also capable of testing in a wide range of temperatures, from as low as -40°C or as high as 125°C.

The M7521A is a test handler that can be used for chip on film, or COF, and tape automated bonding, or TAB, of integrated circuit drivers used in flat panel displays. The M7521A can test devices used in 35 millimeter, 48 millimeter, 70 millimeter, wide and superwide tapes.

Device Interfaces

Device interfaces are components which transmit test signals between the device being tested and the semiconductor and component test system. These components are divided into motherboards, socket boards, performance boards and sockets all of which transmit signals to compatible components of a device under test; components compatible with a test handler device; and device interfaces and change kits with a device handling mechanisms and contact mechanisms.

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

Motherboards: For test systems for memory semiconductors, Advantest provides motherboards capable of handling a maximum of 512 semiconductors at a time. For test systems for non memory semiconductors, Advantest provides motherboards that are compatible with a maximum of 3,072 signals. Advantest also provides motherboards designed for use in front-end testing.

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

Advantest competes with numerous small and independent electronics manufacturers in providing device interfaces for its semiconductor and component test systems. However, Advantest believes that as the complexity of the testing requirements of next-generation semiconductors increases, Advantest will enjoy competitive advantages by applying its technical knowledge, such as high speed signal transmission, derived from designing and manufacturing semiconductor and component test systems to device interfaces.

Customers

Advantest’s semiconductor and component test systems and mechatronics systems are shipped and delivered to world’s leading semiconductor manufacturers, as well as some foundries and test houses. Sales to Hynix Semiconductor Inc. in fiscal 2006 and to INTEL Corporation and Samsung Corporation in fiscal 2008 each accounted for greater than 10% of Advantest’s net sales in each of those respective years. No customer accounted for greater than 10% of Advantest’s net sales in fiscal 2007. Advantest’s five largest customers, all of which are semiconductor and component test system customers, accounted for approximately 35% of net sales in fiscal 2006, approximately 32% in fiscal 2007 and approximately 51% in fiscal 2008.

Geographic Sales

Approximately 68% of Advantest’s fiscal 2008 net sales were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales, for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped.

	Fiscal 2006		Fiscal 2007		Fiscal 2008
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥72,834	31.0	¥56,032	30.7	¥24,734	32.3
Asia (excluding Japan)	140,782	59.9	108,260	59.2	37,315	48.7
Americas	10,158	4.3	9,616	5.3	11,759	15.3
Europe	11,238	4.8	8,859	4.8	2,844	3.7

Total	¥235,012	100.0%	¥182,767	100.0%	¥76,652	100.0%

Japan. Advantest enjoys a significant market position in Japanese markets for test systems for memory semiconductors, with a market share of approximately 70% in 2008. In addition, Advantest had a market share of approximately 37% in the Japanese test systems for non memory semiconductors market in 2008. Sales of test systems for SoC semiconductors used in DVD /Blu-ray disc recorders and flat-panel TVs comprised a substantial portion of total sales of test systems for non memory semiconductors in Japan in fiscal 2008. Advantest is working to maintain and expand its large market share in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles.

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

Americas. Advantest’s marketing efforts in this region are centered in the United States, which accounted for approximately 15% of its total sales in fiscal 2008. Advantest’s market share of semiconductor and component test systems sold in the U.S. was approximately 6% in 2007 and increased to approximately 19% in 2008 primarily due to increased sales to a major U.S. semiconductor manufacturer. Semiconductor and component test systems are marketed and sold in the Americas through Advantest’s subsidiary, Advantest America, Inc.

Europe. Sales in Europe constituted approximately 4% of Advantest’s sales in fiscal 2008. Advantest’s market share of semiconductor and component test systems sold in Europe decreased to approximately 12% in 2008 from approximately 20% in 2007. Advantest’s principal European markets are Germany, Italy and France.

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

Support and Customer Service

Advantest’s support and customer service programs are designed to respond to all of the semiconductor testing-related needs of its customers. Advantest provides its services through its worldwide network of sales and customer support offices. These services consist of the following elements:

•

Testing Technology Support. Advantest engineers work with customers from the design phase of new products to the development of testing methods and device interfaces. Advantest also support customers’ initiatives to reduce costs at the large-scale production phase by proposing procedures to improve production yield and throughput, and offering advice in connection with the operation of semiconductors and component test systems and other test products.

•

Application Software Support. Each different semiconductor design requires customized software programs for analysis of test data. As a part of its solution services, Advantest engineers assist customers in designing device interface, application software and test programs that optimize production throughput, reliability and capacity.

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

•

Training Support. Advantest engineers prepare customer training materials related to the operation and maintenance of Advantest’s semiconductor and component test systems and mechatronics systems, and offer their customers suitable training on-site and at Advantest’s facilities in a timely manner.

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

•	Worldwide Presence. Advantest provides maintenance support through customer support centers in Japan; other parts of Asia, including Korea, China, Taiwan and Singapore; the Americas and Europe.

Manufacturing and Supplies

Advantest’s principal factories at which semiconductors and component test systems and mechatronics systems are manufactured are its Gunma Factory and Gunma Factory 2 located in Gunma Prefecture, Japan. Printed circuit boards, on which electronic parts and other components are mounted, for use in these products are manufactured at the Gunma Factory 2. The Gunma Factory assembles the final products and conducts tests. The Gunma Factory is highly automated, and testing and production systems within the factory are interconnected by a sophisticated local area network using advanced data management software. This network allows Advantest factory managers to check on the status of systems under production at any given time.

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

Competition

Advantest faces substantial competition throughout the world in all of its business segments. In particular, in light of the on-going significant downturn in the semiconductor industry, competition in the semiconductor and component test system market is intensifying, which may lead to restructuring within the industry and certain companies may be eliminated or consolidated. Advantest believes that the principal factors of competition are:

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

•

Price. The need for more sophisticated products often translates into higher testing costs for semiconductor manufacturers. In addition, primarily as a result of increased efficiency in the fabrication process and lower market prices for semiconductors, test costs have come to represent a higher proportion of the total cost of manufacturing. Advantest currently faces significant price pressure in its Semiconductor and Component Test System Segment.

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

According to a report issued by a research company, Advantest maintained the highest share in the semiconductor test system market for five consecutive years until 2007. However, in 2008, Teradyne, Inc. recorded the highest share, and Advantest was the second highest share. Other companies following Advantest include Verigy Ltd., LTX-Credence Corporation and Yokogawa Electronic Corporation. Some of Advantest’s other competitors include FROM30 CO., LTD., EXICON Ltd., and UniTest Inc. In addition, Advantest also competes in the mechatronics system market with, among others, Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing Inc. for test handlers, and TSE Co., Ltd. and Secron Co., Ltd. for device interfaces. In addition, in the Services, Support and Others Segment, Advantest has been competing with companies providing similar services. It also has been suggested by customers that Advantest compete with start-up companies with newer technologies or products in the market for both the test systems for memory semiconductors and test systems for non memory semiconductors.

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

Environmental

In fiscal 2007, Advantest established and implemented its “Fourth Advantest Group Environmental Management Plan”. Under this management plan, in addition to improving environmental management systems within the Advantest Group, Advantest is supporting its customers’ environmental management by developing new products with lower power consumption and dealing with top priority environmental issues, for example by taking measures to prevent global warming.

Advantest’s primary environmental activities during fiscal 2008 are as follows:

•

ISO 14001 Certification. Advantest has received ISO 14001 Uniform Certification for all seven of its domestic manufacturing and research and development facilities. With respect to its overseas manufacturing and research and development activities, seven principal facilities in Asia, Europe and North America regions have received ISO 14001 Uniform Certification.

•

Environmental Measures for Products. Advantest is actively involved in the development of environmentally friendly product lines. Advantest conducts environmental assessments of all its new products from their development stages. In fiscal 2008, five models complied with Advantest’s internal environment-oriented design standards, and have qualified as environmentally friendly “Green” products.

•

Reduce Waste. Advantest continues to retain less than 1% industrial output at all seven of its domestic research and development and manufacturing facilities. In January 2008, Advantest installed a liquid waste disposal facility at its Sendai Factory. Through such initiatives, Advantest’s waste volume decreased in fiscal 2008 by 52% from that of the previous year to a total of 532 tons.

•

Use of Safe Components. Advantest has established an internal procurement standard for parts and components and has procured parts and components for its new products that do not contain specified toxic substances. Primarily reflecting the foregoing, Advantest has eliminated most regulated toxic substances from approximately 95% of the surface-mounted components on its new products after 2007, except lead solder, which is used for mounting parts and components for its products.

•

Prevention of Global Warming. Through the use of energy efficient equipment and the re-evaluation of manufacturing processes, Advantest strives to reduce levels of carbon dioxide emissions resulting from energy consumption relating to its business activities. Advantest’s carbon dioxide emissions resulting from its seven business facilities was reduced to 24,207-CO2 tons in fiscal 2008, primarily as a result of energy saving effects and a decrease in production.

As one of its activities designed to contribute to society and to the environment, Advantest implements reforestation of seedlings, both in Japan and overseas.

Advantest spent approximately ¥807 million during fiscal 2008 to further implement its environmental protection activities.

Advantest has been addressing issues of corporate management, social activities and environmental issues from a global perspective. With increased attention in recent years on corporate ethics, Advantest believes that it should focus more on the issue of CSR (Corporate Social Responsibility). Accordingly, Advantest has established a CSR & Environmental Affairs Promotion Office and nine committees (Disclosure Committee, Personnel Mediation Committee, Human Rights Protection Committee, Information Security Committee, Committee on Environmental Conservation, Internal Control Committee, Corporate Ethics Committee, Product Liability Committee and Safety and Health Committee), and engages in corporate social responsibility efforts.

Glossary

Analog circuits	Circuits on a semiconductor that monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion.

COF	Chip on Film. A technology that allows for integrated circuits to be imprinted onto a tape film.

DDR-SDRAM	Double Data Rate Synchronous Dynamic Random Access Memory. Memory semiconductor that can be read from, or written to, at double the rate of traditional SDRAM semiconductors.

DDR2-SDRAM	Advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR-SDRAM semiconductors.

DDR3-SDRAM	DDR-SDRAM semiconductors that be read from, or written to, at a significantly higher rate than DDR2-SDRAM semiconductors.

DDR4-SDRAM	The next generation DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR3-SDRAM semiconductors.

Digital circuits	Circuits that perform binary arithmetic functions on data represented by a series of on/off states.

DRAM	Dynamic Random Access Memory. Devices that store a large volume of data and can read and write data freely. Because of their volatile characteristics, periodic re-writing of data is required to maintain memory information.

Foundries	Semiconductor manufacturing service providers that manufacture semiconductors based on their customers’ semiconductor designs.

Fabless	Manufacturers that outsource their entire production to external entities, instead of having their own manufacturing facilities.

Flash memory	Memory devices that electrically erase or write data freely. Devices with nonvolatile memory which is maintained even when the power is turned off.

Integrated circuit	An electric part made of a combination of many transistors on a silicon wafer.

LCD driver integrated circuits	Integrated circuits that operate LCD (Liquid Crystal Display).

Logic circuits	Circuits that perform binary arithmetic functions.

Memory circuits	Circuits that store data and programs.

MCP	Multi Chip Package. A package which combines multiple chips with different functions.

MCU	Micro Controller Unit. An integrated circuit that contains all necessary functions required for a small-scale computer system.

NAND	A type of flash memory that is primarily used for data storage due to its large storage capability.

NOR	A type of flash memory that is primarily used for memorization of programs due to its random access capability.

OPENSTAR®	The name of the open architecture standard made publicly available by Advantest.

SGRAM	Synchronous Graphics Random Access Memory—SDRAM with added graphics functions.

SoC	System on a Chip. A chip that integrates functions, including logic, memory and signaling, that are conventionally executed with multiple chips and requires smaller space and significantly less electricity.

TAB	Tape-Automated Bonding. A technology that allows integrated circuit chips to be thinly mounted using tape film.

Test houses	Providers of semiconductor test services.

Testing for KGD	Known Good Die. Testing for KGD is conducted to guarantee that semiconductor bare chips are in good quality.

4.C.	ORGANIZATIONAL STRUCTURE

As of June 1, 2009, Advantest had 14 Japanese subsidiaries, 17 overseas subsidiaries and one investee which is accounted for by the equity method. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

Name of Subsidiary	Country of Incorporation	Principal Activities

Advantest Laboratories Ltd.	Japan	Research and development of measuring and testing technologies

Advantest Customer Support Corporation	Japan	Maintenance service of Advantest’s products

Advantest Manufacturing, Inc.	Japan	Manufacture of Advantest’s products

Japan Engineering Co., Ltd.	Japan	Development, manufacture and sales of Advantest’s products

Advantest Finance Inc.	Japan	Leasing of Advantest’s products

Advantest America, Inc.	U.S.	Sales of Advantest’s products

Advantest Europe GmbH	Germany	Development and sales of Advantest’s products

Advantest Taiwan Inc.	Taiwan	Sales of Advantest’s products

Advantest (Singapore) Pte. Ltd.	Singapore	Sales of Advantest’s products

Advantest Korea Co., Ltd.	Korea	Sales support of Advantest’s products

Advantest (Suzhou) Co., Ltd.	China	Sales support of Advantest’s products

Each of the subsidiaries listed above is a direct or indirect wholly-owned subsidiary of Advantest.

Advantest consolidated certain wholly owned subsidiaries on April 1, 2009.

Advantest’s production was previously conducted by four separate subsidiaries, responsible for manufacturing in each of Advantest’s business. The consolidation of these four subsidiaries on April 1, 2009 into Advantest Manufacturing, Inc., a wholly-owned subsidiary of Advantest Corporation, is designed to further improve production efficiency in both the Semiconductor and Component Test System Segment and the Mechatronics System Segment through unification of the manufacturing phase through the shipping phase into a single integrated process.

The development of application software was also previously conducted by four separate subsidiaries. These four subsidiaries have been consolidated to improve customer satisfaction and operating efficiency, in addition to facilitating the sharing of diverse resources.

4.D.	PROPERTY, PLANTS AND EQUIPMENT

Set forth below is a list of each of Advantest’s material properties, the use and location of the property and the approximate size of the property on which the facility is located.

Name	Location	Approximate Size (m2)	Use
Gunma R&D Center	Gunma, Japan	250,887	Research and development of semiconductor and component test systems and mechatronics systems

Name	Location	Approximate Size (m2)	Use
Otone R&D Center	Saitama, Japan	85,817	Research and development for and manufacturing of mechatronics systems

Advantest Laboratory and Sendai Factory	Miyagi, Japan	66,904	Basic technology research, and research for and manufacturing of key devices installed in semiconductor and component test systems

Gunma Factory	Gunma, Japan	88,512	Manufacture of semiconductors and component test systems and test handlers

Gunma Factory 2	Gunma, Japan	93,112	Manufacture of semiconductor and component test systems and device interfaces

With the consolidation of its manufacturing-related subsidiaries into Advantest Manufacturing, Inc. as described above, Advantest completed reorganizing its manufacturing facilities in May 2009. Advantest’s semiconductor and component test systems products had previously been manufactured at two locations in Saitama Prefecture (Kumagaya Factory) and Gunma Prefecture (Gunma Factory), Japan, while mechatronics products were manufactured at its Otone R&D Center in Saitama Prefecture and another factory in Gunma (Gunma Factory 2). Subsequent to this reorganization, the Kumagaya factory has been closed and manufacturing for both business segments are carried out principally at Gunma Factory and Gunma Factory 2. This reorganization aims to enhance efficiency through a more effective use of Advantest’s process base and supply chain, while also reinforcing the just-in-time production process that forms a valued aspect of the Company’s competitive edge.

In addition to the above-mentioned manufacturing facilities, Advantest has manufacturing facilities in Korea and Malaysia, sales offices and customer support centers in various regions of the world, and owned or leased research facilities in Japan, the U.S. and Germany. Advantest owns each of its significant properties.

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

Advantest has prepared itself for crises such as large-scale natural disasters, and each department of Advantest has drafted its own disaster procedures and manuals. Furthermore, in order to prevent any disruption of its core businesses, or in case of suspension, to re-start the suspended businesses, including the recovery of important facilities, in the shortest possible time, Advantest has developed its “Business Continuity Plan” and is promoting its implementation. However, if Advantest is not successful in implementing such Business Continuity Plan, or if upon implementation, such Business Continuity Plan is not effective, Advantest’s core businesses could be disrupted at time of crisis, such as large-scale natural disasters, and could take a substantial amount of time to recover.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW

5.A.	OPERATING RESULTS

The following discussion and analysis of Advantest’s financial condition and results of operations should be read with “Key Information—Selected Financial Data” and its audited consolidated financial statements for fiscal 2006, fiscal 2007 and fiscal 2008, as well as the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

Advantest manufactures and sells semiconductor and component test systems and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

The Semiconductor and Component Test System Segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines in the Semiconductor and Component Test System Segment include test systems for memory semiconductors and non memory semiconductors. Test systems for non memory semiconductors include test systems for SoC semiconductors, test systems for LCD driver ICs and test systems for semiconductors used in car electronics. This business segment is the most important segment, as a whole accounting for 64.2% of Advantest’s net sales in fiscal 2008.

The Mechatronics System Segment provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. This business segment accounted for 18.8% of Advantest’s net sales in fiscal 2008.

The Services, Support and Others Segment consists of comprehensive customer solutions provided in connection with the Semiconductor and Component Test Systems and Mechatronics System Segments, support services, equipment lease business and others. This segment accounted for 20.6% of Advantest’s net sales in fiscal 2008.

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

The business environment of the Semiconductor and Component Test System Segment during fiscal 2008 was extremely challenging. The over-supply and weak prices of semiconductors persisted from the previous fiscal year, causing semiconductor manufacturers to freeze or postpone their capital expenditure spending. Furthermore, the economic downturn stemming from the financial crisis spread to Europe and emerging markets in Asia and other regions in the world which regions previously enjoyed strong growth. The resulting decrease in individual consumption of end-user products that use semiconductors further encouraged semiconductor manufacturers, from the second half of the fiscal year, to adjust their production and freeze or postpone their capital expenditures. For a detailed discussion of these factors, see “Information on the Company—Business Overview—Industry Overview.”

During fiscal 2008 in the test systems for memory semiconductor market of this segment, the transition to DDR3-SDRAM semiconductors for high-performance computers anticipated initially at the beginning of the fiscal year was delayed, while over-supply continued to hold down prices of DDR2-SDRAM and semiconductor manufacturers restrained investment in DRAM test systems. Demand for flash memory semiconductors was also weak mainly due to over-supply and in addition, declining sales of mobile phones placed pressure on prices, causing capital expenditures in flash memory test systems to remain weak.

During the first half of fiscal 2008, in the test systems for non memory semiconductor market, strong sales of notebooks and other mobile PCs were recorded and semiconductor manufacturers in related fields showed signs of renewing their capital expenditures to increase production. The demand associated with the Beijing Olympics, however, fell short of expectations and a recovery in capital expenditures did not occur. Moreover, the worldwide decline in consumer consumption suppressed demand for products using semiconductors, leading to a continued weak demand in test systems for consumer, automotive, and LCD driver ICs.

Primarily reflecting the above, net sales of the Semiconductor and Component Test System Segment decreased by 62.6% to ¥49,216 million in fiscal 2008, as compared to the previous fiscal year.

Advantest’s net sales, results of operations and financial condition in fiscal 2008 decreased significantly compared with fiscal 2007. Net sales of test systems for memory semiconductors in fiscal 2008 decreased by 81.0% compared to the previous fiscal year resulting from the decline in prices of DRAM semiconductors and flash semiconductors, while net sales for test systems for non memory semiconductors decreased by 18.4% compared to the previous fiscal year. Capital expenditure was restricted in the market for digital consumer electronics such as mobile phones and flat-panel TVs, and the market for personal computers reflected increased price competition and the need to adjust inventories, which led to the decline in sales of test systems for memory semiconductors and test systems for non memory semiconductors.

Advantest believes that price pressure with respect to semiconductor and component test systems tends to be the strongest during periods when semiconductors are subject to price pressure despite an increase in demand for semiconductors. Advantest faced significant price pressure from fiscal 2001 to 2003 and such price pressure has continued to exist thereafter. Even when the semiconductor industry experienced a recovery, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on its products and restriction on capital expenditure.

Mechatronics System Segment

The weak results from test systems for memory and non memory semiconductors also weakened demand for test handlers and device interface products, which are used together with semiconductor test systems. In particular, the downturn in the DRAM market produced a dramatic decline in demand for back-end test handlers.

Mainly as a result of the above, net sales of the Mechatronics System Segment totaled ¥14,388 million in fiscal 2008, a 58.8% decrease compared to that of fiscal 2007.

Services, Support and Others Segment

In the Services, Support and Others Segment, Advantest has focused on maintenance services such as installation and repair of Advantest’s products and lease and rental services of its products as a part of

Advantest’s effort to provide customers with comprehensive solutions. Primarily owing to a decline in demand for maintenance services, and reflecting the weak performance of the semiconductor market, net sales of this segment decreased by 18.2% compared to fiscal 2007 to ¥15,815 million in fiscal 2008.

Non-recurring Charges Related to Cost Reduction Initiatives

In response to by concerns over the prolonged deterioration of its business environment in fiscal 2008, Advantest implemented an organizational restructuring to strengthen its management structure. Advantest recognized non-recurring charges in connection with such restructuring, consisting of inventory write-down of ¥8,715 million incurred as a result of the rapid deterioration of the market, additional voluntary retirement benefit costs amounting to ¥5,064 million resulting from the early retirement of certain employees, impairment losses on long-lived assets and goodwill of ¥13,866 million.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥29,509 million, ¥30,507 million and ¥23,713 million or 12.6%, 16.7% and 30.9% of net sales, in fiscal 2006, 2007 and 2008, respectively.

Personnel

In fiscal 2008, Advantest accepted applications for early retirement in order to optimize the number of employees in the Advantest group. As a result, as of March 31, 2009, Advantest had a total of 3,187 full-time employees, a decrease of 479 persons, or 13.1%, compared to that of March 31, 2008.

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

Currency Fluctuations

Advantest is affected to some extent by fluctuations in foreign currency exchange rates. Advantest is principally exposed to fluctuations in the value of the Japanese yen against the U.S. dollar and currencies of other countries where Advantest does business. Advantest’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

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

Transaction risk is the risk that the currency structure of Advantest’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Advantest produces substantially all of its products, including all semiconductor and component test systems, in Japan. A small portion of the components and parts used in Advantest’s semiconductor and component test systems is purchased in currencies other than the Japanese yen, predominantly the U.S. dollar.

Advantest enters into foreign exchange forward contracts to reduce its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations against the Japanese yen, which in some years can be significant.

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. The strengthening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has the opposite effect. From fiscal 2006 to fiscal 2007, as a whole, the Japanese yen strengthened significantly against the U.S. dollar, with the exchange rate moving from the ¥120 mark to around ¥100. In the first half of fiscal 2008, the Japanese yen weakened, moving from the ¥100 to the dollar mark to around ¥110 to the dollar. In the latter half of fiscal 2008, the Japanese yen strengthened rapidly, with the U.S. dollar depreciating below ¥90 to the dollar at one point, but subsequently, the Japanese yen depreciated to the range between ¥95 and ¥100 to the dollar toward the end of the fiscal year.

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

Measures to Improve Business Performance

To respond to further capital spending cuts by semiconductor manufacturers and the likelihood of Advantest’s operating environment remaining weak for a prolonged period, Advantest has implemented initiatives for structural reform to reinforce management structure while maintaining financial strength. Such measures include workforce optimization, the integration of four manufacturing subsidiaries, the integration of four software development subsidiaries, ongoing review of underperforming business segments, exploration of and investment into new businesses, payroll cost reductions and the consolidation and closing of offices and other facilities.

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

Advantest obtains and utilizes objective evidence (Vendor-Specific Objective Evidence (VSOE) when SOP 97-2 is applicable) of fair value to allocate revenue to elements in multiple element arrangements and recognizes revenue when the criteria for revenue recognition have been met for each element. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of objective evidence of fair value of a delivered element, Advantest allocates revenue to the fair value of the undelivered constituent elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

Income Taxes

Advantest recognizes the financial statement effects of tax positions when they are more likely than not, based on technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Advantest recognizes interest and penalty accruals related to unrecognized tax benefits in income taxes in the consolidated statement of operations.

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

Advantest’s inventories decreased by ¥17,086 million, or 63.7%, during fiscal 2008 to ¥9,737 million as of March 31, 2009. This decrease is largely attributed to Advantest recording an increased inventory write-down of ¥8,715 million on excess and obsolete inventory due to inventory reductions reflecting the decrease in net sales and the promotion of the just-in-time production system, and the rapid market deterioration. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2009 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Property, Plant and Equipment

Property, plant and equipment is stated at cost.

Depreciation has been computed principally using the declining-balance method for the Company and its domestic subsidiaries. The straight-line method over estimated useful lives of the assets is used for foreign subsidiaries.

On April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment as well as tools, furniture and fixtures from the fixed-percentage-on-declining base application to the 250% declining balance application. Estimated salvage values have also been reduced in conjunction with this change. The Company and its domestic subsidiaries believe that the 250% declining balance application is preferable because it provides a better matching of allocation of cost of machinery and equipment as well as tools, furniture and fixtures with associated revenue in light of product life cycles. In accordance with SFAS No. 154 “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and SFAS No.3”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle. Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method caused decreases in income before income taxes and equity in earnings of affiliated company and net income by ¥861 million and ¥513 million, respectively, for the year ended March 31, 2008. Basic net income per share and diluted net income per share decreased by ¥2.82 and ¥2.81, respectively, for the year ended March 31, 2008.

The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for tools, furniture and fixtures.

Depreciation expense was ¥7,583 million, ¥8,216 million and ¥8,035 million for the years ended March 31, 2007, 2008 and 2009, respectively.

Impairment of Long-Lived Assets

Advantest evaluates the impairment of long-lived assets in accordance with the provisions of SFAS No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets”. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles with definite useful lives be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the fourth quarter of the year ended March 31, 2009, Advantest made significant adverse changes to its business forecast and cash flows to be generated by its test systems for non memory semiconductor business and mechatronics semiconductor business in the future mainly reflecting the deteriorated semiconductor markets including bankruptcy of major semiconductor manufacturers as well as in anticipation for a delayed recovery in the market. Accordingly, Advantest evaluated the ongoing value of the long-lived assets, including buildings, machinery and equipment, related to its test systems for non memory semiconductor business and mechatronics business. Based on this evaluation, Advantest determined that long-lived assets were no longer recoverable and were in fact impaired, and wrote them down to their estimated fair value. The amounts of the impairment losses for those long-lived assets included in cost of sales and operating expenses in the accompanying consolidated statements of operations are ¥5,142 million and ¥7,943 million, respectively. Fair value was measured mainly based on expected future cash flows to be generated by those asset groups , discounted at the risk-free interest rate.

Trade Receivables

Advantest’s trade receivables, less allowance for doubtful accounts was ¥10,415 million as of March 31, 2009, as compared with ¥30,124 million as of March 31, 2008. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected.

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

At the end of fiscal 2008, Advantest increased its allowance for doubtful accounts by ¥540 million from fiscal 2007 to ¥585 million. Increases in allowance for doubtful accounts are charged to selling, general and administrative expenses. However, additional allowances may be necessary if conditions in the industries of some of Advantest’s customers do not improve in the near-term. Conversely, a reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the accounting period during which such collection takes place.

Accrued Warranty Expenses

Advantest’s products are generally subject to a product warranty. In addition, under certain circumstances, Advantest is responsible for the repair of defective components and parts. Advantest provides an allowance for estimated product warranty expenses when product revenue is recognized as part of its selling, general and administrative expenses. The allowance for estimated product warranty expenses represents management’s best estimate at the time of sale of the total costs that Advantest will incur to repair or replace components or parts that fail while still under warranty. Advantest records its allowance for estimated product warranty expenses based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred. The foregoing evaluations are inherently uncertain as they require estimates as to maintenance costs and failure rates related to different product lines. Consequently, actual warranty costs may differ from the estimated amounts and could result in additional product warranty expenses. If actual warranty costs significantly exceed the amount of Advantest’s allowance for product warranty expenses, it would negatively affect the future results of operations of Advantest. Accrued warranty expenses were ¥2,811 million at March 31, 2009, a decrease of ¥332 million from ¥3,143 million at March 31, 2008.

Stock-Based Compensation

Advantest applies the fair value recognition provision of SFAS No. 123 (revised 2004) (SFAS 123R), “Share Based Payments”, and recognizes stock based compensation expense in the consolidated statements of operations. The fair values of the option are estimated using a Black Scholes option pricing model and amortized to expense over the requisite service period.

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

Advantest has recorded ¥248 million as stock-based compensation expense in fiscal 2008.

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

Advantest has recorded ¥1,987 million as benefit cost in fiscal 2008.

During the fourth quarter of the year ended March 31, 2009, Advantest offered its employees an early retirement programand employees who applied for the program terminated their employment prior to March 31, 2009. Advantest recorded a voluntary termination benefit of ¥5,064 million in accordance with the provisions of SFAS No.88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. The termination benefit is included in Restructuring and impairment charges in the accompanying consolidated statements of operations.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the future realization of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes that Advantest would not likely realize the benefits of these deductible differences, net of valuation allowance in fiscal 2008. The net (decrease) increase in valuation allowance for the years ended March 31, 2007, 2008 and 2009 were ¥(1,263) million, ¥0, and ¥ 48,015 million, respectively.

At March 31, 2008, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥22,622 million of which ¥137 million represents net operating losses, or NOL, carryforwards available to offset future taxable income. Net operating loss carryforwards utilized during the years ended March 31, 2007 and 2008 were ¥486 million and ¥1,046 million, respectively. There was no utilized amount during the year ended March 31, 2009.

At March 31, 2009, Advantest has recorded net deferred tax assets of ¥1,577 million on its consolidated balance sheet. Management believes it is more likely than not that Advantest will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect on its consolidated financial position and results of operations would be significant.

Results of Operations—Fiscal 2008 Compared with Fiscal 2007

Net Sales

Advantest’s net sales decreased by ¥106,115 million, or 58.1%, compared with fiscal 2007, to ¥76,652 million in fiscal 2008. This decrease was primarily due to the restraint in capital expenditures within the Semiconductor and Component Test System Segment resulting from the significant decline of prices of DRAM semiconductors and economic downturn of the global economy. The estimated effect of changes in exchange rates during fiscal 2008 was to decrease Advantest’s net sales by ¥3,050 million.

The following is a discussion of net sales for Advantest’s Semiconductor and Component Test System, Mechatronics System and Services, Support and Others Segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2008, net sales of Advantest’s Semiconductor and Component Test System Segment accounted for 64.2% of total net sales. Net sales of Advantest’s Semiconductor and Component Test System Segment decreased by ¥82,392 million, or 62.6%, compared with fiscal 2007, to ¥49,216 million in fiscal 2008. The estimated effect of changes in exchange rates during fiscal 2008 was to decrease Advantest’s net sales in its Semiconductor and Component Test System Segment by ¥1,944 million.

Net sales of test systems for memory semiconductors decreased by ¥75,252 million, or 81.0%, compared with fiscal 2007 to ¥17,644 million in fiscal 2008. This decrease was mainly due to lower than expected demand for Advantest’s DRAM semiconductor test systems for super high-speed memory devices, the T5500 series test systems and for the front-end testing systems, T5300 series test systems, primarily due to lower capital expenditures by semiconductor manufacturers resulting from falling DRAM semiconductors prices. Test systems for flash memory semiconductors also suffered from weak sales, led by lower capital expenditures by semiconductor manufacturers resulting from a substantial decline of flash memory semiconductors prices.

Net sales of test systems for non memory semiconductors decreased by ¥7,140 million, or 18.4%, compared with fiscal 2007 to ¥31,572 million in fiscal 2008. This decrease was reflecting weak sales, primarily in Japan, Korea and Taiwan, of T6500 series test systems for SoC semiconductors and the T6300 series test systems for non memory semiconductors used for LCD driver ICs, affected by price competition of digital consumer devices.

Mechatronics System Segment

Net sales of the Mechatronics System Segment including test handlers and device interfaces decreased by ¥20,556 million, or 58.8%, compared to fiscal 2007 to ¥14,388 million in fiscal 2008.

The weak results for test systems for memory and non memory semiconductors also weakened demand for test handlers and device interface products, which are used together with semiconductor and component test systems. In particular, the downturn in the DRAM market led to a significant decline in demand for back-end test handlers.

Services, Support and Other Segment

Net sales of the Services, Support and Other Segment decreased by ¥3,529 million, or 18.2%, compared with fiscal 2007 to ¥15,815 million in fiscal 2008, due to a decline in demand for maintenance services reflecting the weak performance of the semiconductor market. Main businesses in the Services, Support and Others Segment for fiscal 2008 include maintenance services and leases and rentals.

Geographic Markets

Advantest experienced a decrease of 58.1% in its net sales in fiscal 2008, which was greatly affected by decline in sales, especially in Taiwan, Japan and Korea.

Net sales in Japan decreased by ¥31,298 million, or 55.9%, compared with fiscal 2007 to ¥24,734 million in fiscal 2008. This decrease was primarily due to weak sales of test systems for non memory semiconductors used for digital consumer device ICs, affected by the decrease in capital expenditure by semiconductor manufacturers in light of the increase in uncertainty pertaining to demands for end products stemming from further slowdown of the economy.

Net sales in the Americas increased by ¥2,143 million, or 22.3%, compared with fiscal 2007 to ¥11,759 million in fiscal 2008. This increase was primarily due to steady demand of major semiconductor manufacturers for T2000 modules. The estimated effect of changes in exchange rates during fiscal 2008 with the appreciation of the Japanese yen against the U.S. dollar was to decrease Advantest’s net sales in the Americas by approximately ¥1,056 million.

Net sales in Europe decreased by ¥6,015 million, or 67.9%, compared to fiscal 2007 to ¥2,844 million in fiscal 2008 mainly due to the decrease in the sales of test systems for memory semiconductors. The estimated effect of changes in exchange rates during fiscal 2008 was to decrease Advantest’s net sales in Europe by approximately ¥219 million.

Net sales in Asia (excluding Japan) decreased by ¥70,945 million, or 65.5%, compared with fiscal 2007 to ¥37,315 million in fiscal 2008. Net sales in Korea and Taiwan decreased by ¥21,893 million, or 60.9% and, by ¥45,882 million, or 81.8%, compared with fiscal 2007, respectively. This decrease was primarily due to restraint in capital expenditures by semiconductor manufacturers resulting from decline in prices of DRAM semiconductors. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) decreased by ¥3,170 million, or 19.6%, compared with fiscal 2007. This decrease resulted from lower sales of test systems for memory semiconductors in China. The estimated effect of changes in exchange rates during fiscal 2008 was to decrease Advantest’s net sales in Asia by approximately ¥1,723 million.

Advantest’s overseas sales as a percentage of total sales was 67.7% for fiscal 2008, compared with 69.3% for fiscal 2007.

Operating Expenses

In fiscal 2008, Advantest’s operating expenses decreased by ¥33,942 million, or 21.2%, compared with fiscal 2007 to ¥126,109 million.

In fiscal 2008, cost of sales decreased by ¥32,000 million, or 36.0%, compared to fiscal 2007 to ¥56,837 million. This decrease was attributed to the decrease of ¥106,115 million in net sales, however, this has been partially offset by inventory write-down and one-time expenses relating to the structural reform, such as impairment loss on long-lived assets of ¥13,857 million as well as by the deterioration of sales cost ratio primarily resulting from lowered capacity utilization reflecting drop in sales and changes in product mix.

In fiscal 2008, research and development expenses decreased by ¥6,794 million, or 22.3%, compared to fiscal 2007 to ¥23,713 million. This decrease in research and development expenses reflects the narrowing down of research and development projects as well as the decrease in personnel expenses achieved through non-renewal of contracts for temporary employees.

In fiscal 2008, selling, general and administrative expenses decreased by ¥8,936 million, or 22.0%, compared to fiscal 2007 to ¥31,771 million. This decrease primarily reflects the effects of the decrease in personnel expenses achieved through non-renewal of contracts for temporary employees.

In fiscal 2008, Advantest recorded a one-time expense for restructuring and impairment loss in an amount of ¥13,788 million. This amount is comprised of restructuring and impairment loss on long-lived assets of ¥8,724 million and costs related to the early retirement program amounting to ¥5,064 million.

Operating Income

In fiscal 2008, operating income decreased by ¥72,173 million, compared to fiscal 2007, to a loss of ¥49,457 million.

Other Income and Expenses

In fiscal 2008, interest and dividend income decreased by ¥1,642 million, or 43.2%, compared with fiscal 2007 to ¥2,157 million. This decrease was due to the decrease in interest income caused primarily by a decline in U.S. dollar interest rates.

In fiscal 2008, interest expenses decreased by ¥1 million, or 8.3% compared with fiscal 2007 to ¥11 million.

In fiscal 2008, impairment loss on investment securities increased by ¥2,179 million compared with fiscal 2007 to ¥3,510 million reflecting the decline in stock prices stemming from the financial crisis.

In fiscal 2008, other, net decreased by ¥301 million, compared with fiscal 2007, to a loss of ¥1,940 million. This decrease in non-operating income was primarily due to an increase in foreign currency exchange losses by ¥416 million compared with fiscal 2007 to ¥2,296 million in fiscal 2008, reflecting the sharp appreciation of the Japanese yen against the Euro. Currency exchange losses represent the difference between the value of foreign currency-denominated sales, translated at prevailing exchange rates, and either (i) the value of sales amounts settled during the year, including those settled using foreign exchange forward contracts, or (ii) the value of accounts receivable and payables outstanding remeasured at the exchange rate in effect at March 31, 2009.

Income Taxes

In fiscal 2008, Advantest’s effective tax rate was negative 41.7%, as the Company did not record tax benefits on pretax losses while that tax rate for fiscal 2007 was 29.3%. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 40.4% for fiscal 2008. The difference between the statutory tax rate of

40.4% in fiscal 2008 and the effective tax rate of negative 41.7% in fiscal 2008 was due to the difference of applicable amount of valuation allowance for deferred tax assets and the availability of tax credits for research and experimental expenses. For a more detailed discussion on income taxes of Advantest in fiscal 2008 and fiscal 2007, see note 12 to Advantest’s consolidated financial statements.

Net Income

In fiscal 2008, Advantest’s net income decreased by ¥91,452 million, compared to fiscal 2007, to a loss of ¥74,902 million.

Other Comprehensive Income (Loss)

In fiscal 2008, Advantest’s other comprehensive income (loss), net of tax increased by ¥4,295 million, compared to fiscal 2007, to a loss of ¥6,972 million. This increase was primarily due to a ¥5,052 million increase in foreign currency translation adjustment from a loss of ¥6,845 million in fiscal 2007 to a loss of ¥1,793 million in fiscal 2008, which was partially offset by a loss of ¥4,935 million in pension liability adjustments. No tax benefit was recorded on the loss of pension liability adjustments.

Results of Operations—Fiscal 2007 Compared with Fiscal 2006

Net Sales

In fiscal 2007, Advantest’s net sales decreased by ¥52,245 million, or 22.2%, compared with fiscal 2006, to ¥182,767 million. This decrease was primarily due to the restraint in capital expenditures within the Semiconductor and Component Test System Segment resulting from the significant decline of prices of DRAM semiconductors reflecting weak sales of products such as personal computers. The estimated effect of changes in exchange rates during fiscal 2007 was to decrease Advantest’s net sales by ¥427 million.

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

In fiscal 2007, Net sales of test systems for memory semiconductors decreased by ¥16,645 million, or 15.2%, compared with fiscal 2006 to ¥92,896 million. This decrease was mainly due to lower than expected demand for Advantest’s DRAM semiconductor test systems for super high-speed memory devices, the T5500 series test systems, and the front-end testing systems comprised of T5300 series test systems, mainly due to lower capital expenditures by semiconductor manufacturers resulting from falling DRAM semiconductors prices. Test systems for flash memory semiconductors also suffered from weak sales, led by lower capital expenditures by semiconductor manufacturers resulting from a substantial decline of flash memory semiconductors prices.

In fiscal 2007, net sales of test systems for non memory semiconductors decreased by ¥19,562 million, or 33.6%, compared with fiscal 2006 to ¥38,712 million. This decrease was mainly due to a decrease in sales of T2000 series test systems for non memory semiconductors, based on OPENSTAR®, primarily in the U.S.

throughout fiscal 2007. This decrease also reflected weak sales, primarily in Japan, Korea and Taiwan, of T6500 series test systems for SoC semiconductors and the T6300 series test systems for non memory semiconductors used for LCD driver ICs, affected by price competition of digital consumer devices.

Mechatronics System Segment

In fiscal 2007, net sales of the Mechatronics System Segment such as test handlers and device interfaces decreased by ¥17,081 million, or 32.8%, compared to fiscal 2006 to ¥34,944 million.

The sales of test handlers for memory semiconductors were weak primarily due to lower market demand for DRAM semiconductors and flash memory semiconductors. Sales of test handlers for non memory semiconductors were also weak mainly due to the lower sales of semiconductor test systems aimed at digital consumer devices.

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

Net sales in Japan decreased by ¥16,802 million, or 23.1%, compared with fiscal 2006 to ¥56,032 million in fiscal 2007. This decrease was primarily due to weak sales of T6500 series test systems for SoC semiconductors and test systems for non memory semiconductors used for LCD driver ICs, affected by price competition of digital consumer devices.

Net sales in the Americas decreased by ¥542 million, or 5.3%, compared with fiscal 2006 to ¥9,616 million in fiscal 2007. This decrease was mainly due to lower sales of test systems for memory semiconductors and test systems for non memory semiconductors to major semiconductor manufactures throughout fiscal 2007, as well as the impact of a strong Japanese yen. The estimated effect of changes in exchange rates during fiscal 2007 was to decrease Advantest’s net sales from sales in the Americas by approximately ¥242 million.

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

Operating Expenses

In fiscal 2007, Advantest’s operating expenses decreased by ¥18,169 million, or 10.2%, compared with fiscal 2006 to ¥160,051 million.

In fiscal 2007, cost of sales decreased by ¥19,881 million, or 18.3%, compared to fiscal 2006 to ¥88,837 million. This decrease was attributed to the decrease of ¥52,245 million in net sales which was partially offset because of decline of sales cost ratio resulting from deterioration of capacity utilization reflecting product mix and drop in sales.

In fiscal 2007, research and development expenses increased by ¥998 million, or 3.4%, when compared to fiscal 2006, to ¥30,507 million. This rise in research and development expenses reflects additional resources required for the increased research and development themes for future products as well as to increased expenses for research and development subcontractors.

In fiscal 2007, selling, general and administrative expenses increased by ¥714 million, or 1.8%, compared to fiscal 2006 to ¥40,707 million. This increase was primarily due to an increase of expenses for maintenance and support.

Operating Income

In fiscal 2007, operating income decreased by ¥34,076 million, compared to fiscal 2006, to ¥22,716 million.

Other Income and Expenses

In fiscal 2007, interest and dividend income increased by ¥773 million, or 25.5%, compared with fiscal 2006 to ¥3,799 million. This increase was primarily due to the increase in interest income reflecting an increase in interest rates in Japan.

In fiscal 2007, interest expenses decreased by ¥4 million, or 25.0%, compared with fiscal 2006 to ¥12 million primarily due to payoff of the debt.

In fiscal 2007, other, net decreased by ¥4,258 million, compared with fiscal 2006, to ¥2,970 million. This decrease in non-operating income was primarily due to foreign currency exchange losses of ¥1,880 million in fiscal 2007, reflecting the sharp appreciation of the Japanese yen against the U.S. dollar, instead of ¥1,323 million foreign currency exchange gains in fiscal 2006 to ¥1,880 million in fiscal 2007, and an increase in impairment of investment securities by ¥1,061 million compared with fiscal 2006 to ¥1,331 million in fiscal 2007. This represents the difference between the value of foreign currency-denominated sales translated at prevailing exchange rates and either (i) the value of sales amounts settled during the year, including those settled using foreign exchange forward contracts, or (ii) the value of accounts receivable and payables outstanding remeasured at the exchange rate in effect at March 31, 2008.

Income Taxes

In fiscal 2007, Advantest’s effective tax rate was 41.8% in fiscal 2006 and 29.3%. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 40.4% for fiscal 2007. The difference between the statutory tax rate of 40.4% in fiscal 2007 and the effective tax rate of 29.3% in fiscal 2007 was mainly due to the difference of applicable tax rate for overseas subsidiaries and the availability of tax credits for research and development expenses.

Net Income

In fiscal 2007, Advantest’s net income decreased by ¥19,006 million, or 53.5%, compared to fiscal 2006, to ¥16,550 million. The change in net income for fiscal 2007 compared to fiscal 2006 reflects the factors discussed above.

Other Comprehensive Income (Loss)

In fiscal 2007, Advantest’s other comprehensive income (loss), net of tax decreased by ¥12,028 million, compared to fiscal 2006, to a loss of ¥11,267 million. This decrease was mainly due to a ¥7,968 million decrease in foreign currency translation adjustment from a gain of ¥1,123 million in fiscal 2006 to a loss of ¥6,845 million in fiscal 2007 as the Japanese yen strengthened against the U.S. dollar, a loss of ¥2,362 million primarily due to pension liability adjustments, as well as a net unrealized loss on marketable securities of ¥2,058 million stemming from the credit crisis associated with sub-prime loans in the United States.

5.B.	LIQUIDITY AND CAPITAL RESOURCES

Advantest’s cash and cash equivalents balance decreased by ¥41,893 million in fiscal 2008 to ¥105,455 million as of March 31, 2009. Of the foregoing decrease, ¥25,114 million was mainly due to a purchase short-term investments comprised of highly liquid investments with a maturity greater than three months from the date of purchase. As of March 31, 2009, 77.8% of Advantest’s cash and cash equivalents were held in Japanese yen.

Net cash provided by operating activities was ¥2,357 million in fiscal 2008. This amount was primarily attributable to a decrease of ¥19,323 million in trade receivables resulting from a decrease of sales, a decrease of ¥17,816 million in inventories and an adjustment of non-cash items such as deferred income taxes, impairment charges and depreciation and amortization, despite the net loss being ¥74,902 million. A primary factor for the decrease of ¥21,809 million from ¥24,166 million in fiscal 2007 was the decrease in net income by ¥91,452 million, resulting in a net loss of ¥74,902 million. The decrease, however, has been offset by the increase in expenses for non-cash items such as deferred income taxes and impairment cost.

Net cash used in investing activities was ¥32,507 million in fiscal 2008 mainly attributable to a purchase in short-term investments in the amount of ¥26,210 million and purchases of property, plant and equipment in the amount of ¥4,909 million. Net cash used in investing activities in fiscal 2008 increased by ¥16,185 million from ¥16,322 million used in fiscal 2007. The increase reflects a purchase of short-term investments in fiscal 2008 amounting to ¥26,210 million. Purchases of property, plant and equipment was ¥11,994 million in fiscal 2007 which included the construction of Sendai Factory A, however, purchases of property, plant and equipment decreased by ¥7,085 million to ¥4,909 million in fiscal 2008.

Net cash used in financing activities was ¥8,930 million in fiscal 2008, mainly attributable to dividends paid in the amount of ¥8,924 million. Net cash used in financing activities in fiscal 2008 was a ¥37,840 million decrease compared to ¥46,770 million in fiscal 2007. The main reason for the decrease in fiscal 2008 was the acquisition of treasury stock at a cost of ¥6 million in fiscal 2008 which was ¥36,564 million in fiscal 2007.

Net effect of exchange rate changes on cash and cash equivalents was unfavorable by ¥2,813 million in fiscal 2008, an improvement of ¥7,308 million compared to fiscal 2007.

Advantest has various retirement and severance plans for employees, including non-contributory defined benefit retirement and severance plans consisting primarily of the EPF plan. As mentioned in Note 15 to the consolidated financial statements, in the balance sheet as of March 31, 2009, the amount of ¥13,996 million has been recognized as accrued severance and pension costs. Advantest has contributed to the EPF plan in accordance with the funding requirements of applicable Japanese governmental regulations. Although there is presently no immediate or significant near-term increase expected in cash funding requirements, Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the EPF were ¥2,227 million in fiscal 2007 and ¥1,791 million in fiscal 2008.

Advantest’s funding and treasury policy (including funding for capital expenditures), which is overseen and controlled by its Finance Department, has funded and is expected to continue to fund substantially all of its cash needs through cash from operating activities and cash and cash equivalents on hand. If conditions in the semiconductor industry, and thus the semiconductor and component test system industry, experience a downturn in the medium term, Advantest may need to fund future capital expenditures and other working capital needs through the incurrence of additional debt or dilutive issuances of equity securities.

5.C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

In order to support technology on the leading-edge, Advantest undertakes research and development initiatives to develop products which play a central role in the area of measuring technologies to support electronics, information and communications, and semiconductor manufacturing. Advantest’s research and development focuses on the development of new products and the improvement of existing products. In particular, in the Semiconductor and Component Test System Segment, a large and ongoing investment in research and development is necessary in order to maintain market competitiveness and to provide many types of products that meet the various needs of the customers. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥29.5 billion in fiscal 2006, ¥30.5 billion in fiscal 2007 and ¥23.7 billion in fiscal 2008. Advantest employs over 1,000 engineers and other personnel in its research and development division.

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

•	development of methods to detect timing jitters in high bit-rate signals; and

•	development of compound semiconductor devices, including less-distortion devices used for semiconductor and component test systems.

Semiconductor and Component Test System Segment

•	development of semiconductor and component test systems that enable testing of super high speed memory semiconductors at actual motion speed;

•	development of semiconductor and component test systems that enhance the functionality of testing of DRAM semiconductors and flash memory semiconductors and require less floor space;

•	development of semiconductor and component test systems that have the capacity to simultaneously test multiple complex SoC semiconductors with large pin counts and require less floor space;

•	development of semiconductor and component test systems with specialized applications;

•	development of measurement modules for devices that operate at extremely high frequencies and for networks that carry extremely high density transmissions;

•	development of high speed transmission technologies for high speed large pin counts and high speed transmission signal contact technologies; and

•

development of application software for interface between the semiconductor designing environment and semiconductor and component test systems, as well as development of software to analyze defective semiconductors.

Mechatronics System Segment

•	development of test handlers for memory semiconductors enabling measuring of multiple semiconductors for high throughput testing;

•	development of test handlers for SoC semiconductors that respond to diversified device types and packages; and

•	development of real Active Thermal Control technology with high speed response for high power devices.

Advantest has four research and development facilities in Japan, two in the U.S. and two in the Europe.

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

Advantest is currently engaged in the research and development of electron-beam, or e-beam, lithography technology used to draw circuit patterns directly on semiconductor wafers, as well as the research and development of electron-beam length measuring systems used to measure the microscopic size of the circuit pattern of a photomask. Due to their throughput limitations, e-beam lithography systems are currently only used in the production of high value-added semiconductors with limited production volumes and semiconductor prototypes. Advantest believes that further research and development will be necessary in order to attain high precision technologies for the leading semiconductor design and manufacturing process, in addition to the development of technologies for throughput responding to the demand for next generation equipment.

For a description of Advantest’s patents, licenses and other intellectual property, see “Information on the Company—Business Overview—Licenses and Intellectual Property Rights.”

5.D.	TREND INFORMATION

For a discussion of the trends that affect Advantest’s business and financial condition and results of operations, see “Information on the Company—Business Overview,” “Operating and Financial Review—Operating Results” and “Operating and Financial Review and—Liquidity and Capital Resources.”

5.E.	OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2009, Advantest had no material off-balance sheet arrangements.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as of March 31, 2009.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-Term Debt, including current portion	¥—	¥—	¥—	¥—	¥—
Operating Leases	1,583	398	499	133	553
Contractual Obligations	5	5	—	—	—

Total Contractual Cash Obligations	¥1,588	¥403	¥499	¥133	¥553

5.G.	SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	DIRECTORS AND SENIOR MANAGEMENT

Directors, Corporate Auditors and Executive Officers

Directors, corporate auditors and executive officers of the Company as of June 25, 2009 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Toshio Maruyama (April 17, 1948)	Chairman of the Board and Representative Director	4/1973 6/1989	Joined Advantest Corporation Director
		6/1995	Managing Director
		6/1999	Senior Managing Director
Senior Vice President, ATE Sales Group
		6/2001	Representative Board Director and President
		5/2003	Director, Environmental Management Center
		6/2003	Representative Board Director, President and COO
		5/2005	Director of Japan Electronics and Information Technology Industries Association (present position)
		6/2005	Representative Board Director, President and CEO
		5/2006	Director of the Association of Super-Advanced Electronics Technologies (present position)
		7/2008	SEMI Director (present position)
		3/2009	Senior Vice President, New Concept Product Initiative
		4/2009	Director, CSR & Environmental Affairs Promotion Center
		6/2009	Chairman of the Board and Representative Director (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Haruo Matsuno (February 14, 1960)	Representative Director, President and CEO	4/1984	Joined Advantest Corporation
		6/2006	Senior Vice President, Procurement Group
		6/2007	Senior Vice President, Procurement & Logistics Group
		1/2008	Senior Vice President, Production Group
		6/2008	Executive Officer
		6/2009	Representative Director, President and CEO (present position)
Director, CSR & Environmental Affairs Promotion Center (present position)

Naoyuki Akikusa (December 12, 1938)	Director	4/1961	Joined Fuji Communication Apparatus Mfg. Co., Ltd. (currently Fujitsu Limited)
		6/1988	Director, Fujitsu Limited
		6/1991	Managing Director of Fujitsu Limited
		6/1992	Senior Managing Director, Fujitsu Limited
		6/1998	Representative Board Director and President, Fujitsu Limited
		6/2003	Representative Board Director and Chairman of the Board, Fujitsu Limited
		6/2005	Corporate Auditor of Advantest Corporation
		6/2006	Director, Advantest Corporation (present position)
		6/2008	Senior Executive Advisor and Director of Fujitsu Limited (present position)

Yasushige Hagio	Director	4/1972	Assistant Judge, Tokyo District Court
(November 24, 1947)		4/1982	Judge, Tokyo District Court
		4/1998	Instructor, Legal Training and Research Institute
		12/2003	Chief of the Shizuoka District Court
		6/2004	Registered as an attorney-at-Law
Joined Seiwa Patent office & Law (present position)
		6/2006	Director, Advantest Corporation (present position)

Takashi Tokuno (October 9, 1948)	Director, Senior Executive Officer Business Groups	4/1971 6/1996	Joined Advantest Corporation Director
General Manager, ATE Software Division
		6/2000	Managing Director
Vice President, ATE Business Group
		6/2001	Senior Vice President, ATE Business Group
		6/2003	Managing Executive Officer
		6/2004	Director, Managing Executive Officer
Product Development
		4/2005	Head of Test System Business
		6/2006	Director, Senior Executive Officer (present position)
Products
		10/2007	Products and Production

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2009	Business Groups (present position)
Senior Vice President, New Concept Product Initiative (present position)

Hiroshi Tsukahara (August 26, 1950)	Director, Managing Executive Officer Technology Promotion	4/1974 6/2001	Joined Advantest Corporation Director
		11/2001	Senior Vice President, DI Business Group
General Manager, DI Business Division
		6/2003	Executive Officer
		6/2005	Director, Fujitsu Interconnect Technologies Limited
Managing Executive Officer
		6/2006	Senior Vice President, 1st Test System Business Group
		6/2007	Director, Managing Executive Officer (present position)
Technology and Development
		6/2008	ATE Related Businesses
		6/2009	Technology Promotion (present position)

Yuichi Kurita (July 28, 1949)	Director, Managing Executive Officer Corporate Planning and Administration	4/1973 3/2001	Joined Fujitsu Limited Joined Advantest Corporation
		10/2001	General Manager, Investor Relations Office
		4/2002	Manager, Finance Department
		6/2003	Executive Officer
Vice President, Corporate Affairs Group
		6/2004	Vice President, Corporate Affairs Group (overseeing Finance)
Senior Vice President, Corporate Relations Group
		6/2005	Senior Vice President, Corporate Planning Group
		11/2006	Director, e-Shuttle, Inc. (present position)
		6/2007	Director, Managing Executive Officer (present position)
Corporate Affairs
		6/2008	Corporate Administration (present position)
Senior Vice President, Corporate Administration Group (present position)
Assistant Director (Administration), Environmental Management Center
In Charge of Corporate Ethics Office (present position)
		4/2009	Assistant Director (Administration), CSR & Environmental Affairs Promotion Center (present position)
		6/2009	Corporate Planning and Administration (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Hiroyasu Sawai (May 23, 1950)	Director, Managing Executive Officer Sales and Marketing	4/1974	Joined Advantest Corporation
		6/1997	General Manager of International ATE Sales Department
		6/1999	Director
		10/2000	General Manager, ATE International Account Sales Division
		6/2001	Vice President, ATE Sales Group
		6/2002	Manager, ATE Fabless Outsourcing Solution Business Department
		6/2003	Executive Officer
General Manager, ATE Systems Engineering Division
		6/2004	Vice President, ATE Business Group (overseeing SE)
		4/2005	Senior Vice President, SE Group
		6/2005	Managing Executive Officer
		6/2008	Director, Managing Executive Officer (present position)
Sales and Marketing (present position)
Senior Vice President, Sales and Marketing Group (present position)
General Manager, Sales Division 2
		4/2009	Leader, Memory Account Sales Initiatives (present position) General Manager, Sales Division 3 (present position)

Shinichiro Kuroe (March 30, 1959)	Director, Managing Executive Officer Technology Development Group and Test System Business Group	4/1981	Joined Advantest Corporation
		3/1998	Manager, 1st Product Development Department
		6/2000	Manager, Memory Tester Development Department
		6/2001	General Manager, Memory Tester Business Division
		4/2002	In Charge of Memory Tester Product, ATE Business Group
General Manager, 1st Memory Tester Business Division
		2/2003	General Manager, Memory Tester Business Division
		6/2005	Executive Officer
Vice President, Sales and Marketing Group
General Manager, Solution Business Division
		4/2007	General Manager, Soc Strategic Sales Team
		12/2007	General Manager, 1st SoC Tester Business Division
		6/2008	Senior Vice President, SoC Tester Business Group
		4/2009	Senior Vice President, Test System Business Group (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
General Manager, Memory Tester Business Division
		6/2009	Director, Managing Executive Officer (present position)
Technology Development Group and Test System Business Group (present position)

Hitoshi Owada	Standing Corporate	2/1970	Joined Advantest Corporation
(March 26, 1946)	Auditor	6/1991	Manager of Accounting Department
		6/1997	Director
		6/2000	Managing Director
		6/2001	Senior Vice President, Corporate Affairs Group
Senior Vice President, Auditing Group
		6/2003	Director, Managing Executive Officer
Corporate Affairs
		6/2007	Standing Corporate Auditor (present position)

Yuri Morita	Standing Corporate	4/1972	Joined Fujitsu Limited
(July 15, 1947)	Auditor	1/1994	Joined Benesse Corporation
		9/1995	Joined Advantest Corporation
		4/1996	Manager of Legal Department
		6/2000	Board Director
Senior Vice President, Export Control Division
		6/2001	Vice President, Corporate Affairs Group
		2/2003	Manager, General Affairs Department
		6/2003	Managing Executive Officer
Assistant Director, Environmental Management Center
Senior Vice President, Corporate Affairs Group
		3/2004	Assistant Director (overseeing Administration), Environmental Management Center
		4/2005	In Charge of Corporate Ethics Office
		6/2008	Standing Corporate Auditor (present position)

Megumi Yamamuro	Corporate Auditor	4/1974	Assistant Judge, Tokyo District Court
(March 8, 1948)		4/1984	Judge, Tokyo District Court
		4/1988	Instructor, Legal Training and Research Institute
		4/1997	Judge, Tokyo High Court
		7/2004	Registered as an attorney-at-Law
Joined CAST Law P.C. (currently SOGA URYU & ITOGA) (present position)
		10/2004	Professor, The University of Tokyo Graduate School of Law and Politics (present position)
		6/2005	Corporate Auditor, Fujitsu Limited (present position)
		6/2006	Corporate Auditor, Advantest Corporation (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2009	Corporate Auditor, NIFTY Corporation (present position)

Jiro Haneda	Corporate Auditor	4/1966	Joined Nihon Kangyou Bank, Limited
(October 3, 1943)		6/1996	Director, Kanematsu Corporation
		6/1998	Representative Board Director and Managing Director
		6/2000	Corporate Auditor, Kanematsu Electronics Ltd.
		3/2002	Corporate Auditor, Nippon Office Systems Ltd.
		6/2003	Representative Board Director and Senior Managing Director, Kanematsu Corporation
		3/2004	Standing Corporate Auditor, Nippon Office Systems Ltd.
		6/2007	Corporate Auditor, Advantest Corporation (present position)

Yoshiro Yagi	Managing Executive	4/1970	Joined Advantest Corporation
(July 26, 1951)	Officer	6/2001	Manager, Account Sales Department 1
		2/2003	General Manager, ATE Domestic Sales Division
		6/2003	Executive Officer
Vice President, ATE Sales Group
		4/2004	General Manager, Domestic Sales Division 1
		6/2004	Vice President, Sales and Marketing Group (overseeing ATE)
		10/2004	General Manager, Domestic Sales Division 1
		4/2005	General Manager, Sales Division 1 (present position)
		6/2007	Managing Executive Officer (present position)
		4/2008	Vice President, Sales and Marketing Group (overseeing Sales)
		6/2008	Vice President, Sales and Marketing Group (present position)
		4/2009	Leader, Domestic Account Sales Initiatives (present position)

Hiroshi Nakamura	Managing	4/1981	Joined Advantest Corporation
(December 4, 1957)	Executive Officer	6/1998	Manager, Business Accounting Department, Corporate Affairs Group
		6/2002	Manager, Accounting Department, Corporate Affairs Group
		6/2006	Executive Officer Vice President, Corporate Affairs Group
		6/2007	Senior Vice President, Financial Group Manager, Accounting Department, (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2008	Vice President, Corporate Administration Group (present position) General Manager, Accounting and Finance Division (present position)
		6/2009	Managing Executive Officer (present position)

Yoshiaki Yoshida (February 8, 1958)	Managing Executive Officer	4/1999	Joined Advantest Corporation Director, Advantest Finance Inc.
		6/2000	Representative Board Director, Advantest Finance Inc.
		6/2006	Executive Officer (present position)
		6/2007	Vice President, Corporate Planning Group
		6/2008	Senior Vice President, Corporate Planning Group (present position)
		3/2009	Vice President, New Concept Product Initiative (present position)
		6/2009	Managing Executive Officer (present position)

Masao Shimizu	Executive Officer	4/1973	Joined Advantest Corporation
(February 24, 1953)		4/2000	General Manager, SoC Tester Business Division
		6/2001	Director
		4/2002	General Manager, 1st SoC Tester Business Division
		6/2003	Executive Officer (present position)
		6/2004	Vice President, ATE Business Group (overseeing SoC Tester product)
		4/2005	Senior Vice President, 1st Test System Business Group
		6/2006	Senior Vice President, DI Business Group
General Manager, DI Business Division
		6/2007	Director, Fujitsu Interconnect Technologies Limited (present position)
		4/2009	Vice President (DI), System Solution Business Group
General Manager, DI Business Division
		6/2009	General Manager, DI Solution Business Division
Senior Vice President, System Solution Business Group (present position)
General Manager, CE Support Division (present position)

Hideaki Imada	Executive Officer	4/1978	Joined Advantest Corporation
(April 19, 1955)		4/2002	General Manager, 2nd SoC Tester Business Division
		2/2003	Leader, OAI Business Initiatives
		6/2003	Executive Officer (present position)
Vice President, ATE Sales Group
		4/2004	Vice President, Sales and Marketing Group

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2004	Vice President, Sales and Marketing Group (overseeing OAI)
		4/2005	Senior Vice President, 2nd Test System Business Group
General Manager, Product Design Initiatives 2
General Manager, Memory Tester Business Division
		6/2008	Senior Vice President, Memory Tester Business Group
		4/2009	Vice President (SE), System Solution Business Group
		6/2009	Senior Vice President, Production Group (present position)

Yasuhiro Kawata	Executive Officer	4/1974	Joined Advantest Corporation
(October 5, 1953)		6/2001	General Manager, ATE Product Engineering Division
		4/2002	General Manager, 2nd Memory Tester Business Division
		2/2003	General Manager, 2nd SoC Tester Business Division, ATE Business Group
		6/2005	Executive Officer (present position)
General Manager, 2nd SoC Tester Business Division, 1st Test System Business Group
		5/2007	Senior Vice President, Cost Planning Group
General Manager, Cost Planning Division
		6/2008	Senior Vice President, Quality Assurance Group (present position)
General Manager, Quality Assurance Division (present position)
Assistant Director (Technology), Environmental Management Center
		4/2009	Assistant Director (Technology), CSR & Environmental Affairs Promotion Center (present position)

Takashi Sugiura	Executive Officer	4/1979	Joined Advantest Corporation
(March 8, 1957)		9/1998	Manager, ATE Global Marketing Department
		6/2001	Manager, ATE SoC Solution Business Department
		10/2001	General Manager, Product Design Initiatives
		6/2002	General Manager, ATE Product Design Initiatives
		2/2003	General Manager, Product Design Initiatives
		6/2005	General Manager, Product Design Initiatives 1
Executive Officer (present position)
		6/2006	Senior Vice President, FA Business Group
General Manager, Handler Division
		6/2009	Vice President, Corporate Administration Group (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
General Manager, Legal and Intellectual Property Division (present position)

Takashi Sekino	Executive Officer	4/1982	Joined Advantest Corporation
(May 30, 1957)		4/1998	Manager, 1st R&D Department, ATE Technology Division
		6/1998	Manager, 2nd R&D Department, ATE 1st Technology Division
		6/2001	Manager, 3rd R&D Department, ATE 1st Technology Division
		11/2001	General Manager, ATE 1st Technology Division
		4/2005	General Manager, 1st Technology Division
		6/2006	Executive Officer (present position)
Vice President, Technology Development Group
		5/2007	Senior Vice President, Technology Development Group (present position)
		6/2009	General Manager, 3rd Technology Division (present position)

Sae Bum Myung	Executive Officer	4/1989	Joined Advantest Corporation
(September 16, 1954)		4/2004	Manager, International Sales Department 3
		6/2006	Representative Director and President, Advantest Korea Co., Ltd. (present position)
		6/2008	Executive Officer (present position)
Asia Sales, Sales and Marketing Group (present position)
		4/2009	Leader, Korea Account Sales Initiatives (present position)

Soichi Tsukakoshi	Executive Officer	4/1983	Joined Advantest Corporation
(February 1, 1960)		4/2008	General Manager, Strategic Sales Division (present position)
		6/2008	Executive Officer (present position)
Vice President, Sales and Marketing Group (present position)

Josef Schraetzenstaller (June 16, 1957)	Executive Officer	11/1996	Joined Advantest (Europe) GmbH (currently Advantest Europe GmbH)
		10/1997	Prokurist, Advantest (Europe) GmbH (currently Advantest Europe GmbH)
		4/2000	Managing Director, Advantest (Europe) GmbH (currently Advantest Europe GmbH) (present position)
		6/2008	Executive Officer, Advantest Corporation (present position)
Europe Sales, Sales and Marketing Group (present position)
		4/2009	Leader, EU Account Sales Initiatives (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
R. Keith Lee (December 15, 1955)	Executive Officer	8/1984	Joined Takeda Riken America, Inc. (currently Advantest America, Inc.)
		7/1996	General Manager, Custom Design Engineering, Advantest America, Inc.
		1/2004	Chairman of the Board, President and CEO, Advantest America, Inc. (present position)
Director, President and CEO, Advantest America Corporation (present position)
		6/2008	Executive Officer, Advantest Corporation (present position)
America Sales, Sales and Marketing Group (present position)
		4/2009	Leader, US Account Sales Initiatives (present position)

6.B.	COMPENSATION

Executive Compensation

The compensation of all of Company’s directors and corporate auditors was an aggregate of approximately ¥487 million in compensation during fiscal 2008. Compensation for directors and corporate auditors must be authorized by resolutions of the general meetings of shareholders. For a description of the Company’s equity-based compensation plans, see “—Share Ownership.”

The amounts of compensation set forth above include compensation paid in relation to stock options and fixed compensation paid to two directors and one outside corporate auditor who retired from their respective positions as of the closing of the 66th ordinary general meeting of shareholders, which was held on June 25, 2008. Of the amounts of compensation set forth above, the aggregate amount of compensation for Advantest’s two outside directors and its three outside corporate auditors is ¥42 million.

At the 64th ordinary general meeting of shareholders held on June 27, 2006, the Company resolved to pay cut-off payments in connection with the abolition of the retirement benefits program for directors and corporate auditors. In addition to the amounts of compensation set forth above, the Company paid a total of ¥274 million in retirement benefits to two directors and one outside corporate auditor who retired from their respective positions during this fiscal year. Such payments consisted of ¥273 million to the two directors and ¥1 million to one outside corporate auditor. The estimated amount of liability in respect of retirement benefits for directors and corporate auditors as of the end of this fiscal year is ¥669 million to be paid to seven directors in the aggregate. Payment of such benefits shall be made at the time that each such director or executive officer retires from his or her position.

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

Pursuant to the Company Law of Japan (hereinafter in Item 6.C., “Company Law”) and the Company’s articles of incorporation, and to the extent permitted by the laws and regulations, the Company may, by resolution of the Board of Directors, exempt liabilities of its directors (including persons who have previously served as the Company’s directors) for failing to perform their duties. The Company may enter into contracts with outside directors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Company Law.

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

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2007, March 31, 2008 and March 31, 2009.

	As of March 31,
	2007	2008	2009
Full-Time Employees	3,637	3,666	3,187
By Category of Activity:
Administrative	385	394	343
Sales	334	285	249
Customer Support	869	885	786
Manufacturing	836	832	578
Research and Development	1,128	1,144	1,120
Other	85	126	111
By Geographic Location:
Japan	2,832	2,898	2,413
Asia (excluding Japan)	454	463	410
Americas	234	205	179
Europe	117	100	185

Most regular employees of the Company and its subsidiaries in Japan are members of one of the seven labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

During the fiscal year ended March 31,2007, 2008 and 2009, Advantest had an annual average of 641, 909 and 565 temporary employees, respectively.

6.E.	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of the Company as of March 31, 2009 of each of the Company’s directors, corporate auditors and executive officers as of March 31, 2009.

Name of Record/Beneficial Owner	Number of Shares
Shimpei Takeshita	227,053
Toshio Maruyama	187,739
Naoyuki Akikusa	26,279
Yasushige Hagio	20,588
Takashi Tokuno	122,328
Hiroshi Tsukahara	104,336
Yuichi Kurita	87,179
Takao Tadokoro	102,227
Hiroyasu Sawai	104,884
Hitoshi Owada	88,128
Yuri Morita	92,479
Megumi Yamamuro	16,237
Jiro Haneda	8,000
Yoshiro Yagi	86,802
Masao Shimizu	72,000
Hideaki Imada	74,606
Yasuhiro Kawata	72,226
Takashi Sugiura	85,307
Shinichiro Kuroe	72,710
Takashi Sekino	56,218
Hiroshi Nakamura	57,860
Yoshiaki Yoshida	54,440
Minoru Morishita	36,493
Sae Bum Myung	23,000
Soichi Tsukakoshi	21,290
Haruo Matsuno	22,582
Josef Schraetzenstaller	62,000
R. Keith Lee	46,000

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of the Company.

The number of shares owned by the Company’s directors, corporate auditors and executive officers include options that are currently exercisable for 1,901,000 shares of the Company’s common stock. For a description of these options, see “Stock Option Plan” below. The number of shares of common stock owned by the Company’s directors, corporate auditors and executive officers reflects the number of shares that are owned through the director and corporate auditor stock ownership association and allocated to an individual director, corporate auditor or executive officer. For a description of this association, see “—Stock Ownership Associations.” For a description of the unit share system, see “Additional Information—The Unit Share System.”

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in June 2005, June 2006, June 2007, June 2008 and June 2009, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, corporate auditors, executive officers and employees of Advantest. The shareholders of the Company also approved the compensation amount of stock acquisition rights to be granted as stock options to directors and corporate auditors of the Company. The following table shows selected information related to these stock options. On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. The numbers of shares and exercise price have been restated to reflect the effects of the stock split.

	Tenth series	Eleventh series	Twelfth series
Date of grant	July 4, 2005	December 1, 2005	February 28, 2006
Number of shares to be issued/ delivered	1,518,000	16,000	3,980
Exercise price per share	¥4,300	¥4,300	¥6,702
Beginning of exercise period	April 1, 2006	April 1, 2006	April 1, 2006
End of exercise period	March 31, 2010	March 31, 2010	March 31, 2010
Number of directors, corporate auditors and executive officers of the Company	27	0	0
Number of other employees	181	6	1

	Thirteenth series	Fourteenth series	Fifteenth series
Date of grant	July 12, 2006	July 12, 2006	December 1, 2006
Number of shares to be issued/ delivered	360,000	1,218,000	8,000
Exercise price per share	¥5,880	¥5,880	¥6,218
Beginning of exercise period	April 1, 2007	April 1, 2007	April 1, 2007
End of exercise period	March 31, 2011	March 31, 2011	March 31, 2011
Number of directors, corporate auditors and executive officers of the Company	13	18	0
Number of other employees	0	184	3

	Sixteenth series	Seventeenth series	Eighteenth series
Date of grant	July 12, 2007	July 12, 2007	September, 26 2007
Number of shares to be issued/ delivered	184,000	593,000	2,000
Exercise price per share	¥5,563	¥5,563	¥5,563
Beginning of exercise period	April 1, 2008	April 1, 2008	April 1, 2008
End of exercise period	March 31, 2012	March 31, 2012	March 31, 2012
Number of directors, corporate auditors and executive officers of the Company	13	16	0
Number of other employees	0	182	1

	Nineteenth series	Twentieth series	Twenty-first series
Date of grant	February 28, 2008	July 10, 2008	July 10, 2008
Number of shares to be issued/ delivered	1,000	182,000	522,000
Exercise price per share	¥5,563	¥2,653	¥2,653
Beginning of exercise period	April 1, 2008	April 1, 2009	April 1, 2009
End of exercise period	March 31, 2012	March 31, 2013	March 31, 2013
Number of directors, corporate auditors and executive officers of the Company	0	13	15
Number of other employees	1	0	174

	Twenty-second series	Twenty-third series
Date of grant	April 1, 2009	July 10, 2009
Number of shares to be issued/ delivered	12,000	338,000
Exercise price per share	¥2,653	To be determined
Beginning of exercise period	May 1, 2009	April 1, 2010
End of exercise period	March 31, 2013	March 31, 2014
Number of directors, corporate auditors and executive officers of the Company	0	25
Number of other employees	8	0

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

Stock Ownership Associations

The Company’s director and corporate auditor stock ownership association is a partnership formed by the current and former directors, executive officers and corporate auditors of the Company for the purpose of acquiring the Company’s shares of common stock. Only current directors, executive officers and corporate auditors and company advisors that formerly were directors or corporate auditors of the Company may join the director and corporate auditor stock ownership association. The Company established its director and corporate auditor stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of a single unit, to that member. As of March 31, 2009, 32 current and former directors, executive officers, corporate auditors and company advisors were members of the director, executive officer and corporate auditor stock ownership association, and the association held 15,516 shares of the Company’s common stock. The Company also has an employee stock ownership association for other employees in Japan. As of March 31, 2009, the association had 632 members and held 342,816 shares of the Company’s common stock.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	MAJOR SHAREHOLDERS

As of March 31, 2009, 178,723,472 shares of the Company’s common stock were outstanding. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	20,142,792	10.09%
The Bank of Tokyo-Mitsubishi UFJ, Ltd., and its related entities	10,622,541	5.32%
Nomura Securities Co., Ltd. and its related entities	10,171,766	5.10%

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

The number of shares owned by Nomura Securities Co., Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that Nomura Securities Co., Ltd. and its related entities held or were deemed to hold beneficially, as of April 15, 2008, 10,171,766 shares of the Company’s common stock.

The number of shares owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities held or were deemed to hold beneficially, as of May 11, 2009, 10,622,541 shares of the Company’s common stock.

Based on information made publicly available on or after April 1, 2006, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
Nomura Securities Co., Ltd. and its related entities	May 31, 2006	—	—	—	10,966,798	5.50%
Nomura Securities Co., Ltd. and its related entities	August 31, 2006	10,966,798	5.50%	4,412,596	15,379,394	7.71%
Nomura Securities Co., Ltd. and its related entities	January 15, 2007	15,437,398	7.74%	(2,225,300	13,212,098	6.62%
Nomura Securities Co., Ltd. and its related entities	March 30, 2007	13,212,098	6.62%	(2,824,402	10,387,696	5.21%
Nomura Securities Co., Ltd. and its related entities	May 15, 2007	10,387,696	5.21%	2,105,426	12,493,122	6.26%
Nomura Securities Co., Ltd. and its related entities	June 29, 2007	12,493,122	6.26%	2,055,956	14,549,078	7.29%
Nomura Securities Co., Ltd. and its related entities	July 13, 2007	14,549,078	7.29%	(2,969,400)	11,579,678	5.80%
Walter Scott & Partners Limited	October 22, 2007	—	—	—	10,008,360	5.02%
Nomura Securities Co., Ltd. and its related entities	November 15, 2007	11,579,678	5.80%	(2,721,771)	8,857,907	4.44%
Nomura Securities Co., Ltd. and its related entities	November 30, 2007	—	—	—	10,767,725	5.40%
Nomura Securities Co., Ltd. and its related entities	March 31, 2008	10,767,725	5.40%	3,661,941	14,429,666	7.23%
Deutsche Bank London Office and its related entities	March 31, 2008	—	—	—	10,975,630	5.50%
Nomura Securities Co., Ltd. and its related entities	April 15, 2008	14,429,666	7.23%	(4,257,900)	10,171,766	5.10%
Deutsche Bank London Office and its related entities	April 15, 2008	10,975,630	5.50%	(2,455,703)	8,519,927	4.27%
J.P.Morgan Whitefriars Inc. and its related entities	June 13, 2008	—	—	—	10,744,020	5.38%
The Goldman Sachs Group, Inc. and its related entities	July 31, 2008	—	—	—	10,449,931	5.23%
The Goldman Sachs Group, Inc. and its related entities	September 30, 2008	10,449,931	5.23%	(2,297,299)	8,152,632	4.08%
Walter Scott & Partners Limited	October 27, 2008	10,008,360	5.02%	(2,173,051)	7,835,309	3.93%
The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities	December 29, 2008	—	—	—	10,034,102	5.03%
J.P.Morgan Whitefriars Inc. and its related entities	January 30, 2009	10,744,020	5.57%	(1,232,000)	9,512,020	4.77%

As of March 31, 2009, the Company had 178,723,472 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for the Company’s ADSs, as of March 31, 2009, 2,294,643 shares of the Company common stock were held in the form of ADRs and there were two ADR holders of record in the U.S. According to the Company’s register of shareholders and register of beneficial owners, as of March 31, 2009, there were 49,038 holders of common stock of record worldwide. As of March 31, 2009, there were 73 record holders of the Company’s common stock with addresses in the U.S., whose shareholdings represented 7.6% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of the Company’s shares of common stock entitles the holder to any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B.	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells products to and purchases parts from Fujitsu Limited, which owns approximately 11% of the voting rights of Advantest, and its subsidiaries. Advantest sells products to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥1,659 million in fiscal 2008 from the sale of products to Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥2,501 million in fiscal 2008. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥418 million as of March 31, 2009. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥1,021 million as of March 31, 2009. Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Akikusa, a Director of the Company since 2006, currently serves as a Senior Executive Advisor and Director of Fujitsu Limited. Mr. Yamamuro, a Corporate Auditor of the Company since 2006, currently serves as a corporate auditor of Fujitsu Limited.

Loans

As of March 31, 2009, the Company has no outstanding loans to its directors and executive officers.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2005	¥4,665	¥3,090	$44.32	$28.36
2006	7,715	3,700	64.54	34.72
2007	7,605	5,100	63.72	44.70
2008	5,750	2,100	48.47	19.45
2009	3,030	1,040	29.71	10.82

Financial quarter ended/ending
June 30, 2007	5,750	5,120	48.47	41.76
September 30, 2007	5,450	3,410	45.27	29.63
December 31, 2007	3,850	2,855	32.45	25.92
March 31, 2008	2,975	2,100	28.26	19.45
June 30, 2008	3,030	2,235	29.71	21.06
September 30, 2008	2,600	2,105	24.73	19.22
December 31, 2008	2,165	1,040	20.55	10.82
March 31, 2009	1,635	1,126	17.09	11.90
June 30, 2009 (through June 19, 2009)	1,897	1,474	19.28	15.14

Month ended
December 31, 2008	1,438	1,090	16.33	11.80
January 31, 2009	1,635	1,126	17.09	12.87
February 28, 2009	1,426	1,201	15.60	11.90
March 31, 2009	1,592	1,200	16.41	11.90
April 30, 2009	1,639	1,474	16.70	15.14
May 31, 2009	1,721	1,565	17.85	16.22

9.B.	PLAN OF DISTRIBUTION

Not applicable.

9.C.	MARKETS

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

General

The Company’s authorized number of shares to be issued is 440,000,000 shares. The number of the Company’s issued share capital as of March 31, 2009, including treasury shares, was 199,566,770. All of the issued shares are fully paid and non-assessable.

The Company’s share registration agent is Tokyo Securities Transfer Agent Co., Ltd., located at 6-2, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan. The shares have no par value.

The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert their shareholders’ rights against the Company.

In January 2009, the share certificates of all Japanese companies listed on stock exchanges in Japan, including the common stock of the Company, were delisted and become subject to a new book-entry transfer system. Under the new system, the Company’s shares are administered by being recorded in a shareholder’s transfer account book at the Japan Securities Depositary Center, Inc. (“JASDEC”), which is a book-entry transfer institution, or at securities firms, banks and other account management institutions. JASDEC will provide the Company with information pertaining to the Company’s shareholders that it has collated from each of the relevant account management institutions as of March 31 and September 30, or at such time as the Company makes a request for information pertaining to its shareholders based on justifiable grounds. the Company will record or register such information received from JASDEC on its register of shareholders.

Shareholders wishing to assert the minority rights and other rights set forth in Article 147, Paragraph 4 of the Law on Book-Entry Transfer of Corporate Bonds, Stock and Other Securities must submit an individual shareholder notice to the account management institution at which such shareholder has opened a transfer account. The account management institution will promptly inform JASDEC of such individual shareholder notice and JASDEC will, in turn, provide information pertaining to the shareholder (the individual shareholder notice) to Advantest through its share registration agent.

In order for a transfer of shares to become effective, the amount of shares transferred must be recorded on the transfer account books. Moreover, the Company requires that a transfer of shares must be recorded in its shareholders’ register in order for such transfer to be perfected.

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

Under the Company Law, subject to certain limitation on the distributable surplus, dividends, if any, may be paid to shareholders and pledgees of shares of record as of a record date as set forth by the Company’s articles of incorporation or as determined by the Board of Directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash, or in kind subject to certain conditions being met. The Company may make distribution of dividends by a resolution of a general meeting of shareholders or by a resolution of the Board of Directors.

Dividends—Interim cash dividends

In addition to year-end cash dividends, pursuant to Article 459, Paragraph 1, Item 4 of the Company Law, the Board of Directors may by resolution declare, an interim cash surplus dividend to shareholders, and pledges of record at September 30 of each year.

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

Consolidation of Shares

The Company may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (See “Voting Rights”). When a consolidation of shares is to be made, the Company must give public notice or notice to each shareholder within two weeks from the date of entry into force. The Company must disclose the reason for the consolidation of shares at the general meeting of shareholders.

The Unit Share System

General

Consistent with the requirements of the Company Law, the Company’s articles of incorporation provide that 100 shares constitute one “unit.” Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 shares or one-200th of the number of the Company’s issued share capital (including treasury stock).

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

Effect of the Unit Share System on Holders of ADRs

A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit of shares of common stock. Although, as discussed above, under the unit share system holders of less than a unit have the right to require the Company to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of common stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of common stock in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

Under the Foreign Exchange Regulations dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which the Company’s ADSs are issued, the Depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into dollars and transfer the resulting dollars to the U.S., to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), other than any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011, and (ii) as a general rule, 15% for dividends due and payable on or after January 1, 2012. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and Russia, and 10% for portfolio investors under the income tax treaty with, among others, France, the U.K., India, Australia, China, Pakistan, Vietnam, Poland, Romania and the United States.

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

The Company files annual reports on Form 20-F and furnishes quarterly and other periodic reports on Form 6-K with the Commission. You may read and copy any reports, statements or other information on file at the public reference facilities maintained by the Commission at 100F Street, N.E., Room 1580, Washington, D.C. 20549 or by accessing the Commission’s home page (http://www.sec.gov). Copies of the Company’s annual reports on Form 20-F, semi-annual and other periodic reports on Form 6-K are also available on its website at http://www.advantest.co.jp/investors/en-index.shtml. The ADSs are listed on the New York Stock Exchange under the symbol “ATE,” and the Company’s reports and other information may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, copies of contracts referred to in this annual report may be inspected at the principal executive offices of the Company, located at Shin Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan.

10.I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Advantest is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices and credit.

Foreign Currency Exchange Rate Risk

The tables below summarize information as of March 31, 2009 and March 31, 2008 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Korean won, and forward contracts. The information in each table is presented in Japanese yen equivalents, which is the Company’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2009 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥24,584	¥5,840	¥1,178	¥664
Accounts receivable	6,020	421	273	143
Accounts payables and accruals	(1,601)	(862)	(205)	(98)

	As of March 31, 2008 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash and cash equivalents	¥40,533	¥10,369	¥383	¥1,361
Accounts receivable	5,410	403	627	518
Accounts payables and accruals	(1,507)	(389)	(489)	(243)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2009 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥2,787
Accounts receivable	39
Accounts payables and accruals	(0)

As of March 31, 2008 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents	¥530
Accounts receivable	54
Accounts payables and accruals	(9)

Foreign Exchange Forward Contracts

Foreign exchange forward contracts used by Advantest are primarily to reduce foreign currency exchange risk. Foreign exchange forward contracts are presented by the notional balances with weighted average exchange rates. The contract terms of all foreign exchange forward contracts are short-term which will mature within one year. All of the foreign exchange forward contracts outstanding as of March 31, 2009 and March 31, 2008 are listed below.

	As of March 31, 2009
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥493	¥4	¥98.67
To sell Euro/receive yen	40	(5)	115.90
To sell yen/receive Euro	56	1	128.63
To sell U.S. dollars /receive Euro	161	4	1.2972
To sell Euro /receive U.S. dollars	11	0	1.3335

Total	¥761	¥4

	As of March 31, 2008
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥—	¥—	¥—
To sell Euro/receive yen	532	(10)	153.87
To sell yen/receive Euro	2,398	(4)	157.23

Total	¥2,930	¥(14)

Interest Rate Risk

Advantest has no long-term debt obligations as of March 31, 2008 and 2009.

Securities Value Risk

The table below shows the acquisition price and fair value of securities that Advantest holds as of March 31, 2009 and March 31, 2008. Advantest does not hold or issue financial commodities with the purpose to trade. The only available-for-sale securities Advantest holds are equity securities.

	As of March 31, 2008		As of March 31, 2009
	Acquisition Price	Fair Value	Acquisition Price	Fair Value
	(in millions)
Tradable Securities	¥5,942	¥6,493	¥2,890	¥3,015

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	DEBT SECURITIES

Not applicable.

12.B.	WARRANTS AND RIGHTS

Not applicable.

12.C.	OTHER SECURITIES

Not applicable.

12.D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Advantest performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2008. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Advantest files, or submits, under the Exchange Act is accumulated and communicated to its management including the chief executive officer and principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Advantest’s Representative Director, President and CEO and Director and Managing Executive Officer. Advantest’s disclosure and controls and procedures provide reasonable assurance that its objectives will be met. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Advantest’s Representative Director, President and CEO and Director and Managing Executive Officer have concluded that Advantest’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Advantest’s management assessed the effectiveness of the company’s internal control over financial reporting as of March 31, 2009. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of March 31, 2009, Advantest’s internal control over financial reporting was effective based on those criteria.

Ernst & Young ShinNihon LLC, Advantest’s independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2009. This report appears in Item 18.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

This report appears in Item 18.

(d)	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Advantest’s Board of Corporate Auditors has determined that Hitoshi Owada is an “audit committee financial expert” as defined by Item 16.A. of Form 20-F. For details regarding Mr. Owada’s business experiences, see “6.A. DIRECTORS AND SENIOR MANAGEMENT.”

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC served as our independent registered public accounting firm for fiscal 2008, 2007 and 2006. The audited financial statements for these fiscal years are included in the respective year’s annual report filed on Form 20-F.

The chart below sets forth the aggregate fees for professional services and other services rendered to Advantest by Ernst & Young ShinNihon LLC and its member firms in fiscal 2007 and 2008.

	Fiscal 2007	Fiscal 2008
	(in millions)
Audit Fees(1)	¥332	¥335
Audit-Related Fees(2)	2	—
Tax Fees(3)	24	39
All Other Fees(4)	7	—

Total	¥366	¥374

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

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

The board of corporate auditors makes further determination as to whether or not to revise the general pre-approval for the applicable fiscal year. Such request may include adding to or subtracting from any audit or permissible non-audit services listed in the general pre-approval. The performance of audit and permissible non-audit services and the payment of fees are subject to the review by the board of corporate auditors once every fiscal year.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth Advantest’s purchases of its common stock during fiscal 2008:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
2008
April 1 – April 30	72	¥2,985	N/A	N/A
May 1 – May 31	116	2,720	N/A	N/A
June 1 – June 30	298	2,637	N/A	N/A
July 1 – July 31	586	2,249	N/A	N/A
August 1 – August 31	515	2,378	N/A	N/A
September 1 – September 30	325	2,388	N/A	N/A
October 1 – October 31	199	1,305	N/A	N/A
November 1 – November 30	148	1,212	N/A	N/A
December 1 – December 31	428	1,249	N/A	N/A

2009
January 1 – January 31	144	1,436	N/A	N/A
February 1 – February 28	110	1,321	N/A	N/A
March 1 – March 31	556	1,346	N/A	N/A

Total	3,497	¥1,919	N/A	N/A

1	All purchases are made through repurchase of shares constituting less than one unit, which is 100 shares of common stock, or through repurchase of shares pursuant to a resolution of Board of Directors (Note 2). The purchase of shares that are a fraction of a unit are made in accordance with the provisions of the Company’s share handling regulations. The Company is required to comply with such requests pursuant to the Company Law. See “Additional Information—Memorandum and Articles of Association—The Unit Share System.”
2	The Company can repurchase its shares through stock exchanges where the Company’s shares are listed or pursuant to a takeover bid when there is a resolution of Board of Directors in accordance to Article 41 of the Articles of Incorporation.

ITEM 16F.    CHANGE IN REGISTRAINT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices between the Company and U.S. Companies Listed on the New York Stock Exchange

Pursuant to home country practices exemptions granted by the New York Stock Exchange, or the NYSE, the Company is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The United States Securities and Exchange Commission, or the SEC, approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies in November 2003, as further amended in November 2004. The Company is exempted from the approved changes, except for requirements that (a) the Company’s board of corporate auditors satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 as amended, or the Exchange Act, (b) the Company must disclose significant differences in the corporate governance practices followed by the Company as compared to those followed by domestic companies under the NYSE listing standards, (c) the Company’s CEO must notify the NYSE of material non-compliance with (a) and (b), and (d) the Company must submit annual and interim written affirmations to the NYSE. The Company’s corporate governance practices and those followed by domestic companies under the NYSE listing standards, or NYSE Corporate Governance, have the following significant differences:

1. Directors. The Company currently has two outside directors on its Board of Directors. Unlike NYSE Corporate Governance, the Company Law of Japan and related legislation (hereinafter in Item 16G., the “Company Law”), do not require Japanese companies with boards of corporate auditors such as the Company to have any outside directors on its Board of Directors. While NYSE Corporate Governance requires that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, the Company currently has no non-management director on its Board of Directors. Unlike NYSE Corporate Governance, the Company Law does not require, and accordingly the Company does not have, an internal corporate organ or committee comprised of only outside directors.

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

5. Code of Business Conduct and Ethics. Unlike NYSE Corporate Governance, under Japanese law (including the Company Law and the Financial Instruments and Exchange Law of Japan), and the rules of the Tokyo stock exchange, the Company is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, the Company is not required to adopt and disclose a code of business conduct and ethics for these individuals. However, in accordance with the Company Law, the Company has decided to implement the Internal Control System as a structure to ensure that director’s execution of their duties at meetings of the Board of Directors complies with applicable laws and regulations and the Company’s articles of incorporation. Furthermore, the Company has established a code of ethics consistent with Section 406 of the Sarbanes-Oxley Act.

6. Shareholder Approval of Equity Compensation Plans. Unlike NYSE Corporate Governance, in which material revisions to equity-compensation plans of the listed companies are subject to shareholder approval, pursuant to the Company Law, if a joint stock company desires to adopt an equity-compensation plan for directors as compensation to directors other than cash, such company is generally required to obtain shareholder approval by an “ordinary resolution.” In addition to the above approval, when the Company previously desired to adopt an equity-compensation plan under which stock acquisition rights are granted on favorable terms to the recipient under the plan (except where such rights are granted to all of its shareholders on a pro-rata basis at the same time), the Company has obtained shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advantest Corporation and subsidiaries at March 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Advantest Corporation’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2009 expressed an unqualified opinion thereon.

/s/    Ernst & Young ShinNihon LLC

Tokyo, Japan

June 15, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited Advantest Corporation’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Advantest Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Advantest Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009 and our report dated June 15, 2009 expressed an unqualified opinion thereon.

/s/    Ernst & Young ShinNihon LLC

Tokyo, Japan

June 15, 2009

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2008 and 2009

	Yen (Millions)
	2008	2009
Assets
Current assets:
Cash and cash equivalents	¥147,348	105,455
Short-term investments	—	25,114
Trade receivables, net	30,124	10,415
Inventories	26,823	9,737
Deferred tax assets	12,678	653
Other current assets	6,474	5,933

Total current assets	223,447	157,307

Investment securities	9,754	6,679
Property, plant and equipment, net	50,765	33,974
Deferred tax assets	6,488	30
Intangible assets, net	3,476	1,470
Other assets	4,754	2,599

Total assets	¥298,684	202,059

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2008 and 2009

	Yen (Millions)
	2008	2009
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	¥11,765	4,767
Other accounts payable	2,458	6,409
Accrued expenses	10,940	6,043
Accrued warranty expenses	3,143	2,811
Other current liabilities	3,389	1,507

Total current liabilities	31,695	21,537
Accrued pension and severance cost	10,711	13,996
Other liabilities	2,094	2,910

Total liabilities	44,500	38,443
Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	40,072	40,320
Retained earnings	278,689	194,848
Accumulated other comprehensive income (loss)	(7,615)	(14,587)
Treasury stock, 20,840,721 shares in 2008 and 20,843,298 shares in 2009, at cost	(89,325)	(89,328)

Total stockholders’ equity	254,184	163,616

Total liabilities and stockholders’ equity	¥298,684	202,059

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2007, 2008 and 2009

	Yen (Millions)
	2007	2008	2009
Net sales	¥235,012	182,767	76,652
Cost of sales	108,718	88,837	56,837

Gross profit	126,294	93,930	19,815

Research and development expenses	29,509	30,507	23,713
Selling, general and administrative expenses	39,993	40,707	31,771
Restructuring and impairment charges	—	—	13,788

Operating income (loss)	56,792	22,716	(49,457)

Other income (expense):
Interest and dividends income	3,026	3,799	2,157
Interest expense	(16)	(12)	(11)
Impairment losses on investment securities	(270)	(1,331)	(3,510)
Other, net	1,558	(1,639)	(1,940)

Total other income (expense)	4,298	817	(3,304)

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	61,090	23,533	(52,761)

Income taxes	25,520	6,889	21,994
Equity in earnings (loss) of affiliated company	(14)	(94)	(147)

Net income (loss)	¥35,556	16,550	(74,902)

	Yen
	2007	2008	2009
Net income (loss) per share:
Basic	¥190.01	90.72	(419.09)
Diluted	188.85	90.57	(419.09)

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2007, 2008 and 2009

	Yen (Millions)
	2007	2008	2009
Common stock
Balance at beginning of year	¥32,363	32,363	32,363
Changes in the year
Total changes in the year	—	—	—

Balance at end of year	32,363	32,363	32,363

Capital surplus
Balance at beginning of year	37,147	39,256	40,072
Changes in the year
Stock option compensation expense	2,566	858	248
Exercise of stock option	(457)	(42)	—

Total changes in the year	2,109	816	248

Balance at end of year	39,256	40,072	40,320

Retained earnings
Balance at beginning of year	245,090	273,082	278,689
Changes in the year
Net income(loss)	35,556	16,550	(74,902)
Cash dividends	(7,474)	(10,702)	(8,936)
Sale of treasury stock	(90)	(241)	(3)

Total changes in the year	27,992	5,607	(83,841)

Balance at end of year	273,082	278,689	194,848

Accumulated other comprehensive income (loss)
Balance at beginning of year	1,344	3,652	(7,615)
Changes in the year
Other comprehensive income (loss), net of tax	2,308	(11,267)	(6,972)

Total changes in the year	2,308	(11,267)	(6,972)

Balance at end of year	3,652	(7,615)	(14,587)

Treasury stock
Balance at beginning of year	(58,017)	(53,556)	(89,325)
Changes in the year
Exercise of stock option	4,520	793	—
Repurchase of treasury stock	(68)	(36,564)	(7)
Sale of treasury stock	9	2	4

Total changes in the year	4,461	(35,769)	(3)

Balance at end of year	(53,556)	(89,325)	(89,328)

Total stockholders’ equity
Balance at beginning of year	257,927	294,797	254,184
Changes in the year
Net income (loss)	35,556	16,550	(74,902)
Other comprehensive income (loss), net of tax	2,308	(11,267)	(6,972)
Cash dividends	(7,474)	(10,702)	(8,936)
Stock option compensation expense	2,566	858	248
Exercise of stock option	4,063	751	—
Repurchase of treasury stock	(68)	(36,564)	(7)
Sale of treasury stock	(81)	(239)	1

Total changes in the year	36,870	(40,613)	(90,568)

Balance at end of year	294,797	254,184	163,616

Comprehensive income (loss)
Net income (loss)	35,556	16,550	(74,902)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,123	(6,845)	(1,793)
Net unrealized gains (losses) on investment securities	(362)	(2,060)	(244)
Pension related adjustments	—	(2,362)	(4,935)

Total other comprehensive income (loss)	761	(11,267)	(6,972)

Comprehensive income (loss) in the year	36,317	5,283	(81,874)

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2007, 2008 and 2009

	Yen (Millions)
	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	¥35,556	16,550	(74,902)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,214	8,836	8,719
Deferred income taxes	7,381	(4,449)	20,205
Stock option compensation expense	2,566	858	248
Restructuring and impairment charges	—	—	18,930
Impairment losses on investment securities	270	1,331	3,510
Changes in assets and liabilities:
Trade receivables	15,563	22,666	19,323
Inventories	(2,054)	4,877	17,816
Trade accounts payable	(3,318)	(16,239)	(6,879)
Income taxes payable	(10,586)	(8,657)	(371)
Accrued expenses	815	(2,527)	(4,893)
Accrued warranty expenses	(641)	(986)	(617)
Accrued pension and severance cost	(1,437)	(1,480)	(1,605)
Other	(3,378)	3,386	2,873

Net cash provided by operating activities	48,951	24,166	2,357

Cash flows from investing activities:
(Increase) decrease in short-term investments	—	—	(26,210)
Proceeds from sale of non-marketable investment securities	20	56	36
Purchases of available-for-sales securities	—	(3,002)	—
Purchases of non-marketable investment securities	—	(233)	(911)
Investment in equity method investee	(90)	(1,035)	—
Proceeds from sale of property, plant and equipment	541	1,015	390
Purchases of intangible assets	(897)	(1,017)	(645)
Purchases of property, plant and equipment	(7,511)	(11,994)	(4,909)
Other	(76)	(112)	(258)

Net cash used in investing activities	(8,013)	(16,322)	(32,507)

Cash flows from financing activities:
Principal payments on long-term debt	(30)	(10)	—
Proceeds from sale of treasury stock	3,913	508	2
Payments to acquire treasury stock	(68)	(36,564)	(6)
Dividends paid	(7,468)	(10,695)	(8,924)
Other	(9)	(9)	(2)

Net cash used in financing activities	(3,662)	(46,770)	(8,930)
Net effect of exchange rate changes on cash and cash equivalents	1,194	(10,121)	(2,813)

Net change in cash and cash equivalents	38,470	(49,047)	(41,893)
Cash and cash equivalents at beginning of year	157,925	196,395	147,348

Cash and cash equivalents at end of year	¥196,395	147,348	105,455

Supplemental data:
Cash paid during the year for:
Income taxes	¥29,284	23,288	5,414
Interest	16	13	12

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

(d) Short-term investments

All highly liquid investments with maturities greater than three months at the date of purchase are classified as short-term investments.

(e) Allowance for Doubtful Accounts

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

(g) Investment Securities

Investment securities at March 31, 2008 and 2009 consist of marketable and non-marketable equity securities, and investment in an affiliated company. Fair value is determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.

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

On a periodic basis, Advantest evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at the date of evaluation compared to the acquisition date, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. Advantest has an intention and ability to retain available-for-sale security which it determines that their impairment is not other than temporary for a period of time sufficient to allow for any anticipated recovery in market value. The impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by the average cost method.

Non-marketable Equity Securities

Non-marketable equity securities are carried at cost. On a periodic basis, Advantest evaluates these investments for possible impairment. Non-marketable equity securities that have impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, is other than temporary. If the impairment is other than temporary, Advantest recognizes an impairment loss to reduce the carrying amount to the fair value under new cost basis for the security is established.

Investment in an Affiliated Company

Investment in affiliated company over which Advantest has the ability to exercise significant influence, but does not hold a controlling financial interest, is accounted for by the equity method. All significant intercompany profits have been eliminated.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(h) Derivative Financial Instruments

All derivative instruments in the consolidated balance sheets are stated at fair value. The accounting for changes in the fair value (that are, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the purpose for holding the instrument. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies.

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

On April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment as well as tools, furniture and fixtures from the fixed-percentage-on-declining base application to the 250% declining balance application. Estimated salvage values have also been reduced in conjunction with this change. The Company and its domestic subsidiaries believe that the 250% declining balance application is preferable because it provides a better matching of allocation of cost of machinery and equipment as well as tools, furniture and fixtures with associated revenue in light of product life cycles. In accordance with SFAS No. 154 “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and SFAS No.3”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle. Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method caused decreases in income before income taxes and equity in earnings of affiliated company and net income by ¥861 million and ¥513 million, respectively, for the year ended March 31, 2008. Basic net income per share and diluted net income per share decreased by ¥2.82 and ¥2.81, respectively, for the year ended March 31, 2008.

The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for tools, furniture and fixtures.

Depreciation expense was ¥7,583 million, ¥8,216 million and ¥8,035 million for the years ended March 31, 2007, 2008 and 2009, respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(j) Intangible Assets and Other Assets

Intangible assets principally consist of goodwill and computer software for internal-use. Other assets primary consist of security deposits, prepaid expenses and others.

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

During the fourth quarter of the year ended March 31, 2009, Advantest made significant adverse changes to its business forecast and cash flows to be generated by its non-memory semiconductors test system business and mechatronics system business in the future mainly reflecting the deteriorated semiconductor markets including bankruptcy of major semiconductor manufacturers as well as in anticipation for a delayed recovery in the market. Accordingly, Advantest evaluated the ongoing value of the long-lived assets, including buildings, machinery and equipment, related to its non-memory test system business and mechatronics business. Based on this evaluation, Advantest determined that long-lived assets were no longer recoverable and were in fact impaired, and wrote them down to their estimated fair value. The amounts of the impairment losses for those long-lived assets included in cost of sales and operating expenses in the accompanying consolidated statements of operations are ¥5,142 million and ¥7,943 million, respectively. Fair value was measured mainly based on expected future cash flows to be generated by those reporting units, discounted at the risk-free interest rate.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(l) Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

(m) Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. Prior service benefit and cost, and actuarial gain and loss recognized in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees. See Note (15) to the consolidated financial statements for further discussion.

(n) Revenue Recognition

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Leasing Income

Revenue from operating leases is primarily recognized on the straight-line basis over the lease term.

Multiple Deliverables

Multiple Deliverables are accounted for under the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables” or SOP 97-2, “Software Revenue Recognition”.

Advantest obtains and utilizes objective evidence (Vendor-Specific Objective Evidence (VSOE) when SOP 97-2 is applicable) of fair value to allocate revenue to elements in multiple element arrangements and recognizes revenue when the criteria for revenue recognition have been met for each element. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of objective evidence of fair value of a delivered element, Advantest allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

(o) Shipping and Handling Costs

Shipping and handling costs totaled ¥1,541 million, ¥1,361 million and ¥819 million for the years ended March 31, 2007, 2008 and 2009, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(p) Research and Development

Research and development costs totaled ¥29,509 million, ¥30,507 million and ¥23,713 million for the years ended March 31, 2007, 2008 and 2009, respectively, and are expensed as incurred.

(q) Advertising Costs

Advertising costs totaled ¥374 million, ¥332 million and ¥410 million for the years ended March 31, 2007, 2008 and 2009, respectively, and are expensed as incurred.

(r) Stock-Based Compensation

Advantest applies the fair value recognition provision of SFAS No. 123 (revised 2004) (SFAS 123R), “Share Based Payments”, and recognizes stock based compensation expense in the consolidated statements of operations. The fair values of the option are estimated using a Black Scholes option pricing model and amortized to expense over the requisite service period.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Advantest recognizes the financial statement effects of tax positions when they are more likely than not, based on technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Advantest recognizes interest and penalty accruals related to unrecognized tax benefits in income taxes in the consolidated statements of operations.

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

(u) Foreign Financial Statements

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

(v) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies at the balance sheet date are translated by using the applicable current rate prevailing at that date. All revenue and expenses associated with foreign currencies are translated by using the rate of exchange prevailing when such transactions occur. Those gains (losses) are included in other income (expense) in the accompanying consolidated statements of operations.

Foreign exchange gains (losses) were ¥1,323 million, (¥1,880) million and (¥2,296) million for the years ended March 31, 2007, 2008 and 2009, respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(w) Use of Estimates

Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include valuation for trade receivables, inventories, long-lived assets and deferred tax assets, various accruals such as accrued warranty expenses, and assets and obligations related to employees retirement and severance plans. Actual results could differ from those estimates.

(x) New Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. SFAS 157 does not expand the use of fair value to any new circumstances, but does require additional disclosure in both annual and quarterly reports. Advantest adopted SFAS 157 and its related amendments for financial assets and liabilities on April 1, 2008. The adoption of SFAS 157 did not have a significant impact on Advantest’s consolidated results of operations and financial condition. In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No.157” (“FSP 157-2”) which defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. Advantest is required to adopt FSP 157-2 in the first quarter beginning April 1, 2009, and is currently evaluating the effect that the adoption of FSP 157-2 will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115” (“SFAS 159”). SFAS 159 provides companies with an option to measure selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. Advantest adopted SFAS 159 on April 1, 2008 and did not elect the fair value option for any financial instruments.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 15, 2008 and is required to be adopted by Advantest in the first quarter beginning April 1, 2009. Advantest is currently evaluating the effect that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No.161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No.133” (“SFAS 161”). SFAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments, about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows, and about credit-risk-related contingent features in derivative agreements. SFAS 161 does not change accounting procedures for derivative instruments. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and Advantest adopted SFAS 161 in the fourth quarter beginning January 1, 2009. See Note (8) for disclosure of SFAS 161 on Advantest’s consolidated financial statements.

(y) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2009.

(2) Trade Receivables

Trade receivables at March 31, 2008 and 2009 are as follows:

	Yen (Millions)
	2008	2009
Notes	¥3,915	106
Accounts	26,254	10,894

	30,169	11,000
Less allowance for doubtful accounts	45	585

	¥30,124	10,415

(3) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended March 31, 2007, 2008 and 2009 were as follows:

	Yen (Millions)
	2007	2008	2009
Balance at beginning of year	¥2,117	205	45
Provision for (reversal of) allowance	(190)	(160)	558
Amount written off	(1,722)	—	(18)

Balance at end of year	¥205	45	585

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4) Inventories

Inventories at March 31, 2008 and 2009 are composed of the following:

	Yen (Millions)
	2008	2009
Finished goods	¥8,258	4,305
Work in process	13,998	3,988
Raw materials and supplies	4,567	1,444

	¥26,823	9,737

The amount of inventory write-down included in cost of sales in the accompanying consolidated statements of operations for the year ended March 31, 2009 was ¥8,715 million.

(5) Property, Plant and Equipment

Property, plant and equipment at March 31, 2008 and 2009 is composed of the following:

	Yen (Millions)
	2008	2009
Land	¥18,081	16,177
Buildings	47,800	23,668
Machinery and equipment	29,521	13,456
Tools, furniture and fixtures	24,112	15,042
Construction in progress	1,569	3

	121,083	68,346
Less accumulated depreciation	70,318	34,372

	¥50,765	33,974

(6) Intangible Assets

The components of acquired intangible assets excluding goodwill at March 31, 2008 and 2009 were as follows:

	Yen (Millions)
	2008		2009
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets subject to amortization:
Software	¥4,907	3,150	¥2,949	2,358
Other	122	53	49	39

Total	¥5,029	3,203	¥2,998	2,397

Intangible assets not subject to amortization at March 31, 2008 and 2009 were insignificant.

Aggregate amortization expense for the years ended March 31, 2007, 2008 and 2009 were ¥632 million, ¥620 million and ¥684 million, respectively. Estimated amortization expense for the next five years ending March 31 are: ¥186 million in 2010, ¥148 million in 2011, ¥125 million in 2012, ¥87 million in 2013, and ¥28 million in 2014, respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in the carrying amount of goodwill for the years ended March 31, 2007, 2008 and 2009 were as follows:

	Yen (Millions)
	2007	2008	2009
Balance at beginning of year	¥1,426	1,426	1,426
Acquisition during the year	—	—	—
Impairment loss	—	—	(781)

Balance at end of year	¥1,426	1,426	645

Advantest experienced a significant decline in purchase orders of testers due to further deterioration of the semiconductor market during the fourth quarter of the year ended March 31, 2009. This sharp decline is not expected to recover in the near term. Consequently, this has led to an impairment of our goodwill, and we wrote it down to its estimated fair value. Fair value is measured primarily utilizing discounted cash flow valuation techniques. The amount of the impairment loss is ¥781 million, which is recorded as operating expense at March 31, 2009. Advantest performed its annual impairment test for goodwill at the reporting unit level and identified no indication of impairment at March 31, 2008.

Goodwill relates to the semiconductor and component test system segment.

(7) Investment Securities

Marketable securities consist of equity securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2008 and 2009 were as follows:

	Yen (Millions)
	2008	2009
Noncurrent:
Available-for-sale:
Equity securities
Acquisition cost	¥5,942	2,890
Gross unrealized gains	901	277
Gross unrealized losses	350	152

Fair value	¥6,493	3,015

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Gross realized gains and losses on available-for-sales equity securities for the years ended March 31, 2007, 2008 and 2009 were as follows:

	Yen (Millions)			Yen (Millions)
	2007			2008
	Gross realized gains	Gross realized losses	Net realized gains (losses)	Gross realized gains	Gross realized losses	Net realized gains (losses)
Noncurrent:
Available-for-sale:
Equity securities	¥0	—	0	¥8	—	8

	Yen (Millions)
	2009
	Gross realized gains	Gross realized losses	Net realized gains (losses)
Noncurrent:
Available-for-sale:
Equity securities	¥—	28	(28)

Net realized gains and losses based on the averaged cost method are included in “other income (expense)” in the consolidated statements of operations, and “other” in net cash provided by operating activities in the consolidated statements of cash flows.

Proceeds from the sale of available-for-sale equity securities for the years ended March 31, 2007, 2008 and 2009 were ¥0 million, ¥10 million and ¥30 million, respectively. For the year ended March 31, 2009, Advantest recognized impairment losses of ¥3,022 million on available-for-sale equity securities, which were considered other-than-temporarily impaired and wrote them down to the fair value.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Gross unrealized losses on available-for-sale equity securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2008 and 2009, were as follows:

	Yen (Millions)
	2008
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥2,741	350	—	—

	Yen (Millions)
	2009
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥1,313	140	49	12

Advantest maintains non-marketable investment securities, which are recorded at cost. The carrying amounts of non-marketable investment securities were ¥3,261 million and ¥3,664 million at March 31, 2008 and 2009, respectively. For non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximate the carrying value. Advantest has not estimated the fair value of other non-marketable equity securities of ¥3,261 million and ¥1,150 million at March 31, 2008 and 2009, respectively, since it is not practicable to estimate the fair value of the investments. It is because of the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that have impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, is other than temporary. Non-marketable equity securities with a purchase cost of ¥1,104 million were written down to their fair value of ¥616 million, resulting in an other-than-temporary impairment charge of ¥488 million, which was included in impairment losses on investment securities in the accompanying consolidated statements of operations for year ended March 31, 2009.

(8) Derivative Financial Instruments

Derivative

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Advantest had foreign exchange forward contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2008 and 2009. The notional amounts of these contracts at March 31, 2008 and 2009 were as follows:

	Yen (Millions)
	2008	2009
Foreign exchange forward contract	2,930	763

The fair value of derivative instruments not designated as hedging instruments under SFAS 133 at March 31, 2009 was as follows:

	Yen (Millions)
	Balance Sheet Location	Fair Value
Assets
Foreign exchange forward contract	Other current assets	4

Liabilities
Foreign exchange forward contract	Other current liabilities	0

The effects of derivative instruments not designated as hedging instruments under SFAS 133 on consolidated statements of operations for the three months ended March 31, 2009 was as follows:

	Yen (Millions)
	Location of Gain (Loss) Recognized in income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
Foreign exchange forward contract	Other income (expense)	(278)

Concentration of credit risk

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(9) Fair Value Measurement

Disclosure about the fair value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2008 and 2009, except for cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable and accrued expenses for which fair value approximate their carrying amounts. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	2008		2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities for which it is practicable to estimate fair value	¥6,529	6,529	¥3,015	3,015
Foreign exchange forward contracts	—	—	4	4
Financial liabilities:
Foreign exchange forward contracts	14	14	0	0

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions. And the carrying amounts of foreign exchange forward contracts are included in other current assets and other current liabilities.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable, and accrued expenses (nonderivatives): The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale equity securities: The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.

Foreign exchange forward contracts: The fair value of foreign exchange forward contracts are estimated by obtaining quotes from financial institutions.

Fair Value Hierarchy

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2—Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for the asset or liability.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Assets/Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2009, carrying amount of financial assets and liabilities that were measured at fair value on a recurring basis by level is as follows:

		Yen (Millions) Fair Value Measurements at March 31, 2009
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Available-for-sale equity securities	3,015	3,015	—	—

Foreign exchange forward contract	4	—	4	—

Total assets measured at fair value	3,019	3,015	4	—

Financial Liabilities
Foreign exchange forward contract	0	—	0	—

Total liabilities measured at fair value	0	—	0	—

The table does not include assets and liabilities which are measured at historical cost or any basis other than fair value. Advantest’s financial assets and liabilities measured at fair value consist of available-for-sale equity securities and foreign exchange forward contracts. Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities. Changes in fair value of foreign exchange forward contracts are recognized in earnings under the caption of other income (expense).

Assets/Liabilities Measured at Fair Value on a Nonrecurring Basis

As of March 31, 2009, carrying amount of financial assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the years ended March 31, 2009, is as follows:

		Yen (Millions) Fair Value Measurements at March 31, 2009			Total gains (losses) for the year ended March 31, 2009
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Non-marketable equity securities	616	—	616	—	(488)

Total gains (losses) for assets held as of March 31, 2009					(488)

Non-marketable equity securities with a purchase cost of ¥1,104 million were written down to their fair value of ¥616 million, resulting in an other-than-temporary impairment charge of ¥488 million, which was included in impairment losses on investment securities in the accompanying consolidated statements of

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

operations for the year ended March 31, 2009. The fair value of non-marketable equity securities are based on quoted prices in markets that are not active at the reporting date, or present value of expected future cash flows for those investments.

(10) Leases—Lessor

Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation under operating leases as of March 31, 2008 and 2009 were as follows:

	Yen (Millions)
	2008	2009
Machinery and equipment	¥11,375	5,311
Less accumulated depreciation	7,003	3,845

	¥4,372	1,466

Depreciation of machinery and equipment held under operating leases are included with depreciation expense. These assets are included in property, plant and equipment.

Future minimum lease income under noncancelable operating leases as of March 31, 2009 is as follows:

Year ending March 31	Yen (Millions)
2010	¥1,291
2011	627
2012	130

Total minimum lease income	¥2,048

(11) Leases—Lessee

Assets under capital leases at March 31, 2008 and 2009 were insignificant.

Advantest also has several noncancelable operating leases, primarily for office space and office equipment. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2007, 2008 and 2009 was ¥1,494 million, ¥1,524 million and ¥1,618 million, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2009 are as follows:

Year ending March 31	Yen (Millions)
2010	¥398
2011	308
2012	191
2013	133
2014	132
Thereafter	421

Total minimum lease payments	¥1,583

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(12) Income Taxes

The components of income before income taxes and equity in earnings (loss) of affiliated company and provision (benefit) for income taxes as shown in the consolidated statements of operations are as follows:

	Yen (Millions)
	2007	2008	2009
Income before income taxes and equity in earnings (loss) of affiliated company:
The Company and domestic subsidiaries	¥45,229	9,272	(55,246)
Foreign subsidiaries	15,861	14,261	2,485

	¥61,090	23,533	(52,761)

	Yen (Millions)
	2007	2008	2009
Provision (benefit) for income taxes:
Current:
The Company and domestic subsidiaries	¥14,227	7,725	(281)
Foreign subsidiaries	3,911	3,613	2,369
Deferred:
The Company and domestic subsidiaries	8,665	(5,415)	19,509
Foreign subsidiaries	(1,283)	966	397

	¥25,520	6,889	21,994

The Company and its domestic subsidiaries are subject to a number of income taxes, which in the aggregate resulted in statutory income tax rate of 40.3%, 40.4% and 40.4% for the years ended March 31, 2007, 2008 and 2009, respectively.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2007	2008	2009
Statutory tax rate	40.3%	40.4%	40.4%
Increase (decrease) in income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rate from the statutory rate in Japan	(2.8)	(8.1)	(0.7)
Tax credits	(5.0)	(7.4)	4.2
Expenses not deductible for tax purposes	0.7	0.6	(0.3)
Undistributed earnings of foreign subsidiaries	11.0	4.7	2.2
Change in valuation allowance	(2.1)	—	(85.5)
Other, net	(0.3)	(0.9)	(2.0)

	41.8%	29.3%	(41.7)%

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2008 and 2009 are presented below.

	Yen (Millions)
	2008	2009
Deferred tax assets:
Inventories	¥4,373	7,510
Accrued warranty expenses	1,218	1,197
Accrued pension and severance cost	4,382	5,829
Accrued expenses	3,398	527
Research and development expenses capitalized for tax purposes	2,425	3,742
Operating loss carryforwards	137	18,169
Property, plant and equipment and intangible assets	3,223	6,579
Tax credits	289	3,579
Other	3,177	2,460

Total gross deferred tax assets	22,622	49,592
Less valuation allowance	—	(48,015)

Net deferred tax assets	22,622	1,577

Deferred tax liabilities:
Net unrealized gains on marketable securities	(209)	(44)
Undistributed earnings of foreign subsidiaries	(3,427)	(2,459)
Other	(76)	(2)

Total gross deferred tax liabilities	(3,712)	(2,505)

Net deferred tax assets (liabilities)	¥18,910	(928)

At March 31, 2008 and 2009, deferred tax liabilities were provided for at all foreign subsidiaries with undistributed earnings.

Included in other current liabilities and other liabilities are deferred tax liabilities of ¥256 million and ¥1,611 million at March 31, 2008 and 2009, respectively.

At March 31, 2009, Advantest had total net operating loss carry forwards for income tax purposes of ¥45,387 million which are available to reduce future income taxes, if any. Operating losses ¥43,930 million attributable to the Company and domestic subsidiaries in Japan will expire during the years ending March 31, 2015 and 2016. Other net operating losses of ¥1,457 million have no expiration dates.

Net operating loss carryforwards utilized during the years ended March 31, 2007 and 2008 were ¥486 million and ¥1,046 million, respectively. There was no utilized amount during the year ended March 31, 2009.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of valuation allowance. The net (decrease) increase in valuation allowance for the years ended March 31, 2007, 2008 and 2009 were ¥(1,263) million, ¥0, and ¥ 48,015 million, respectively. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect on its consolidated financial position and results of operations would be significant.

Advantest adopted FIN 48 effective April 1, 2007. As a result of implementation of FIN 48, Advantest identified unrecognized tax benefits of ¥238 million as of April 1, 2007, which were recorded at March 31, 2007, and did not require a cumulative-effect adjustment to retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended March 31, 2008, 2009 are as follows:

	Yen (Millions)
	2008	2009
Balance at April 1, 2007 and 2008	¥238	—
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	—	—
Additions for tax positions of the current year	—	—
Reductions for tax positions of the current year	—	—
Reductions by settlements	(238)	—
Lapse of the applicable statute of limitations	—	—

Balance at March 31, 2008 and 2009	—	—

Although Advantest believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Advantest does not have any unrecognized tax benefits that would affect the effective tax rate. As of March 31, 2009, Advantest does not expect changes in its tax positions that would significantly increase or decrease unrecognized tax benefits within next 12 months.

Advantest files income tax returns in Japan and various foreign tax jurisdictions. As of March 31, 2009, Advantest has open tax years beginning April 1, 2007 for Japan, 2008 for Taiwan, and 2005 for the United States.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(13) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss), net of tax, for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Yen (Millions)
	Foreign currency translation adjustments	Net unrealized gains (losses) on securities	Pension related adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2006	¥(1,378)	2,722	—	1,344

Change during the year	1,123	(362)	—	761
Reclassification adjustments for realized portion	—	(0)	—	(0)
Adjustment to initially apply SFAS 158	—	—	1,547	1,547

	1,123	(362)	1,547	2,308

Balance at March 31, 2007	¥(255)	2,360	1,547	3,652

Change during the year	(6,845)	(2,058)	(2,269)	(11,172)
Reclassification adjustments for realized portion	—	(2)	(93)	(95)

	(6,845)	(2,060)	(2,362)	(11,267)

Balance at March 31, 2008	¥(7,100)	300	(815)	(7,615)

Change during the year	(1,793)	(2,062)	(4,701)	(8,556)
Reclassification adjustments for realized portion	—	1,818	(234)	1,584

	(1,793)	(244)	(4,935)	(6,972)

Balance at March 31, 2009	¥(8,893)	56	(5,750)	(14,587)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Yen (Millions)
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Year ended March 31, 2007:
Foreign currency translation adjustments	¥1,123	—	1,123
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(607)	245	(362)
Less reclassification adjustments for net gains (losses) realized in earnings	(0)	0	(0)

Net unrealized gains (losses)	(607)	245	(362)
Other comprehensive income (loss)	¥516	245	761

Year ended March 31, 2008:
Foreign currency translation adjustments	¥(6,845)	—	(6,845)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(3,447)	1,389	(2,058)
Less reclassification adjustments for net gains (losses) realized in earnings	(3)	1	(2)

Net unrealized gains (losses)	(3,450)	1,390	(2,060)
Pension related adjustment	(3,957)	1,595	(2,362)
Other comprehensive income (loss)	¥(14,252)	2,985	(11,267)

Year ended March 31, 2009:
Foreign currency translation adjustments	¥(1,793)	—	(1,793)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(3,459)	1,397	(2,062)
Less reclassification adjustments for net gains (losses) realized in earnings	3,050	(1,232)	1,818

Net unrealized gains (losses)	(409)	165	(244)
Pension related adjustment	(4,935)	—	(4,935)
Other comprehensive income (loss)	¥(7,137)	165	(6,972)

(14) Stock-Based Compensation

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

In July 2008, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 704,000. Options were granted with an exercise price of ¥2,653 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2009.

The exercise price of the stock options is subject to adjustment, if there is a stock split or consolidation of shares, or if new shares are issued or treasury stocks are sold at a price that is less than the market price.

Stock option activity during the years ended March 31, 2007, 2008 and 2009 are as follows:

	2007		2008		2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	3,857,980	¥3,828	4,297,980	¥4,582	4,515,980	¥4,940
Granted	1,586,000	5,882	780,000	5,563	704,000	2,653
Exercised	(1,006,000)	3,877	(178,000)	2,845	—	—
Expired	—	—	(298,000)	2,600	(836,000)	3,732
Forfeited	(140,000)	3,582	(86,000)	5,163	(445,000)	4,798

Outstanding at end of year	4,297,980	4,582	4,515,980	4,940	3,938,980	4,804

Exercisable at end of year	2,713,980	¥3,824	3,743,980	¥4,811	3,265,980	¥5,247

Stock based compensation expense recognized were ¥2,566 million, ¥858 million and ¥248 million, which were included in selling, general and administrative expenses for the years ended March 31, 2007, 2008 and 2009, respectively. The recognized tax benefits were ¥697 million, ¥252 million and ¥76 million for the year ended March 31, 2007, 2008 and 2009, respectively.

The weighted average fair value per share for stock options that were granted during the years ended March 31, 2007, 2008 and 2009 were ¥1,476, ¥1,112 and ¥369, respectively. These figures were calculated based on the Black Scholes option pricing model by using the following weighted average estimates:

	2007	2008	2009
Expected dividend yield	0.5%	0.7%	2.1%
Risk free interest rate	1.1%	1.3%	0.9%
Volatility	35.7%	31.0%	37.4%
Expected life	3.1 years	3.4 years	3.7 years

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Cash proceeds from option exercises under the Company’s stock option plans for the years ended March 31, 2007 and 2008 was ¥ 3,906 million and ¥ 506 million, respectively. No cash proceeds from option exercises was recognized for the year ended March 31, 2009. The total fair value of shares vested during the years ended March 31, 2007, 2008 and 2009 was ¥ 2,102 million, ¥ 2,338 million and ¥ 858 million, respectively. The total intrinsic values of options exercised for the years ended March 31, 2007 and 2008 was ¥ 1,967 million and ¥ 158 million, respectively. No intrinsic value of options exercised was recognized for the year ended March 31, 2009.

At March 31, 2009, all of the outstanding stock options were as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
2,653	673,000	2,653	4.0 years	—	—	—
3,732 - 4,300	1,170,000	4,300	1.0 years	1,170,000	4,300	1.0 years
5,563 - 6,702	2,095,980	5,775	2.3 years	2,095,980	5,775	2.3 years

	3,938,980	4,804	2.2 years	3,265,980	5,247	1.9 years

There was no aggregate intrinsic value for the options outstanding and exercisable at March 31, 2009.

(15) Accrued Pension and Severance Cost

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Information about the retirement and severance plans of Advantest for the years ended March 31 are as follows:

	Yen (Millions)
	2007	2008	2009
Components of net periodic benefit cost:
Service cost	¥1,401	1,543	1,419
Interest cost	601	672	700
Expected return on plan assets	(645)	(850)	(343)
Amortization of unrecognized:
Net actuarial (gain) or loss	74	61	284
Prior service (benefit) cost	(224)	(210)	(210)
Other	—	—	137

Net periodic benefit cost	¥1,207	1,216	1,987

The following table sets forth the plans’ benefit obligation, fair value of plan assets, funded status at March 31, 2008 and 2009.

	Yen (Millions)
	2008	2009
Change in benefit obligation:
Balance at beginning of year	¥32,545	33,814
Service cost	1,543	1,419
Interest cost	672	700
Actuarial (gain) or loss	(375)	(1,274)
Benefits paid	(571)	(2,301)
Other	—	447

Balance at end of year	33,814	32,805

Change in plan assets:
Balance at beginning of year	24,278	22,887
Employer contributions	2,227	1,791
Actual return on plan assets	(3,332)	(5,631)
Benefits paid	(286)	(356)

Balance at end of year	22,887	18,691

Funded status	¥(10,927)	(14,114)

Amounts recognized in the consolidated balance sheets at March 31, 2008 and 2009 are as follows:

	Yen (Millions)
	2008	2009
Accrued expenses	¥(216)	(118)
Accrued pension and severance cost	(10,711)	(13,996)

	(10,927)	(14,114)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Pension related adjustments (net of tax) recognized in accumulated other comprehensive income (loss) at March 31, 2008 and 2009 are as follows:

	Yen (Millions)
	2008	2009
Actuarial loss	¥(2,312)	¥(6,727)
Prior service benefit	1,497	977

	(815)	(5,750)

Changes in pension related adjustments (net of tax) recognized in other comprehensive income (loss) for the year ended March 31,2008 and March 31,2009 are summarized as follows:

	Yen (Millions)
	2008	2009
Current year actuarial loss	¥(2,269)	¥(4,701)
Amortization of actuarial loss	35	285
Amortization of prior service benefit and other	(128)	(519)

	(2,362)	(4,935)

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follow:

Yen (Millions)
Actuarial loss	¥560
Prior service benefit	(176)

384

Pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2008 and 2009 are summarized as follows:

	Yen (Millions)
	2008	2009
Projected benefit obligation	¥33,814	32,805
Accumulated benefit obligation	32,744	31,941
Fair value of plan assets	22,887	18,691

Other information about the retirement and severance plans of Advantest is as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

Weighted-average assumptions used to determine benefit obligations as of March 31:

	2008	2009
Discount rate	2.1%	2.3%
Rate of compensation increase	3.0%	3.0%

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2007	2008	2009
Discount rate	2.0%	2.1%	2.1%
Expected return on plan assets	3.0%	3.5%	1.5%
Rate of compensation increase	3.1%	3.0%	3.0%

Advantest determines the expected return based on the asset portfolio, historical returns and estimated future returns.

Plan assets:

Advantest’s domestic benefit plans’ weighted-average asset allocation at March 31, 2008 and 2009 by asset category are as follows:

	2008	2009
Equity securities	60.8%	30.1%
Debt securities	26.1	30.9
Cash	2.7	7.9
Life insurance company general accounts	10.4	13.8
Other	—	17.3

	100.0%	100.0%

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

Cash flows:

Advantest expects to contribute ¥700 million to its domestic defined benefit plans during the year ending March 31, 2010.

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected:

Year ending March 31	Yen (Millions)
2010	¥535
2011	637
2012	739
2013	877
2014	926
2015 through 2019	5,741

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

During the fourth quarter of the year ended March 31, 2009, Advantest offered its employees an early retirement program and employees who applied the program terminated their services prior to March 31, 2009. Advantest recorded a voluntary termination benefit of ¥5,064 million in accordance with the provisions of SFAS No.88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. The termination benefit is included in Restructuring and impairment charges in the accompanying consolidated statements of operations.

(16) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2007, 2008 and 2009 are as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2006	199,566,770	12,913,472

Purchase of shares	—	11,135
Exercise of stock options	—	(1,006,000)
Sale of shares	—	(2,122)

Number of shares as of March 31, 2007	199,566,770	11,916,485

Purchase of shares	—	9,102,570
Exercise of stock options	—	(178,000)
Sale of shares	—	(334)

Number of shares as of March 31, 2008	199,566,770	20,840,721

Purchase of shares	—	3,497
Exercise of stock options	—	—
Sale of shares	—	(920)

Number of shares as of March 31, 2009	199,566,770	20,843,298

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

Cash dividends for the years ended March 31, 2007, 2008 and 2009 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for a dividend of ¥5 per share, aggregating ¥894 million for the second-half of the year ended March 31, 2009, subsequently proposed by the Board of Directors.

The amount available for future payment of dividends is determined under the Corporation Law of Japan and amounted to ¥60,406 million at March 31, 2009.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(17) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period. Changes in accrued warranty expenses for the years ended March 31, 2007, 2008 and 2009 were summarized as follows:

	Yen (Millions)
	2007	2008	2009
Balance at beginning of year	¥4,776	4,135	3,143
Addition	7,307	6,401	5,260
Utilization	(7,949)	(7,387)	(5,564)
Translation adjustments	1	(6)	(28)

Balance at end of year	¥4,135	3,143	2,811

(18) Operating Segment and Geographic Information

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Operating segment information during the years ended March 31, 2007, 2008 and 2009 are as follows:

	Yen (Millions)
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
As of and for the year ended March 31, 2007:
Net sales to unaffiliated customers	¥164,899	51,801	18,312	—	235,012
Inter-segment sales	2,916	224	—	(3,140)	—

Sales	167,815	52,025	18,312	(3,140)	235,012
Depreciation and amortization	2,812	1,241	3,710	451	8,214
Operating income (loss) before stock option compensation expenses	48,608	13,647	2,870	(5,767)	59,358
Adjustments:
Stock based compensation expense					2,566

Operating income (loss)					56,792
Expenditures for additions to long- lived assets	3,173	1,145	3,533	485	8,336
Total assets	84,962	24,256	15,163	241,993	366,374

As of and for the year ended March 31, 2008:
Net sales to unaffiliated customers	¥128,779	34,644	19,344	—	182,767
Inter-segment sales	2,829	300	—	(3,129)	—

Sales	131,608	34,944	19,344	(3,129)	182,767
Depreciation and amortization	3,561	1,261	3,324	690	8,836
Operating income (loss) before stock option compensation expenses	23,263	3,266	3,177	(6,132)	23,574
Adjustment:
Stock based compensation expense					858

Operating income (loss)					22,716
Expenditures for additions to long- lived assets	7,814	2,260	2,749	1,260	14,083
Total assets	63,570	18,511	14,493	202,110	298,684

As of and for the year ended March 31, 2009:
Net sales to unaffiliated customers	¥48,629	12,208	15,815	—	76,652
Inter-segment sales	587	2,180	—	(2,767)	—

Sales	49,216	14,388	15,815	(2,767)	76,652
Depreciation and amortization	3,893	1,813	2,668	345	8,719
Impairment charges to long-lived assets and goodwill	8,491	4,507	606	262	13,866
Operating income (loss) before stock option compensation expenses	(28,914)	(11,865)	(1,099)	(7,331)	(49,209)
Adjustment:
Stock based compensation expense					248

Operating income (loss)					(49,457)
Expenditures for additions to long- lived assets	1,657	1,249	1,606	96	4,608
Total assets	29,449	11,017	10,773	150,820	202,059

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

One customer and its related entities mainly in the semiconductor and component test system segment and the mechatronics system segment accounted for approximately 4%, 4% and 24% of total consolidated net sales for the years ended March 31, 2007, 2008 and 2009, respectively. Other customer accounted for approximately 9%, 9% and 14% for the years ended March 31, 2007, 2008 and 2009, respectively. Another customer accounted for approximately 11%, 5% and 1% for the years ended March 31, 2007, 2008 and 2009, respectively.

Information as to Advantest’s net sales and long-lived assets in various geographical areas is as follows:

Net sales to unaffiliated customers for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Yen (Millions)
	2007	2008	2009
Japan	¥72,834	56,032	24,734
Americas	10,158	9,616	11,759
Europe	11,238	8,859	2,844
Asia	140,782	108,260	37,315

Total	¥235,012	182,767	76,652

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia are generated in Taiwan, Korea and China and others in the amount of ¥63,098 million, ¥51,177 million and ¥26,507 million for the year ended March 31, 2007, ¥56,122 million, ¥35,967 million and ¥16,171 million for the year ended March 31, 2008, and ¥10,240 million, ¥14,074 million and ¥13,001 million for the year ended March 31, 2009, respectively. Substantially all net sales indicated as Americas are generated in the United States of America.

Long-lived assets as of March 31, 2007, 2008 and 2009 are as follows:

	Yen (Millions)
	2007	2008	2009
Japan	¥45,940	49,006	31,723
Americas	1,093	161	108
Europe	620	592	634
Asia	5,098	4,483	2,979

Total	¥52,751	54,242	35,444

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

(19) Related Party Transactions

Advantest sells products to and purchases raw materials from Fujitsu Limited, its 11.3% stockholder as of March 31, 2009 and its group companies (collectively “Fujitsu”). The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various software products for internal use, information system related services, research and development materials and services from Fujitsu. Advantest had the following transactions with Fujitsu as of and for the years ended March 31:

	Yen (Millions)
	2007	2008	2009
Sales of products	¥4,104	5,395	1,659
Purchases of raw materials	8,929	6,153	2,501
Receivables	1,161	1,515	418
Payables	4,519	1,964	1,021
Purchases of software, hardware and others	227	230	60
Research and development expenses, computer rentals, maintenance and other expenses	2,382	3,083	1,839
Investment	90	1,035	—

Advantest invested ¥90 million and ¥1,035 million for the years ended March 31, 2007 and 2008, respectively, in common stock and class stock of e-Shuttle, Inc., a subsidiary of Fujitsu. Advantest holds approximately 35% of common stock of e-Shuttle, Inc. which is accounted for by equity method of accounting.

(20) Per Share Data

The following table sets forth the computation of basic and diluted net income (loss) per share as of March 31:

	Yen (Millions) except per share data
	2007	2008	2009
Numerator:
Net income (loss)	¥35,556	16,550	(74,902)

Denominator:
Basic weighted average shares of common stock outstanding	187,128,842	182,418,821	178,724,884
Dilutive effect of exercise of stock options	1,141,846	305,161	—

Diluted weighted average shares of common stock outstanding	188,270,688	182,723,982	178,724,884

Basic net income (loss) per share	¥190.01	90.72	(419.09)
Diluted net income (loss) per share	188.85	90.57	(419.09)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2007, 2008 and 2009, Advantest had outstanding stock options into 11,980, 2,309,980 and 3,938,980 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(21) Concentrations of credit risk

Advantest is exposed to credit risk in the event of default by financial institutions to cash and cash equivalents, but such risk is considered mitigated by the high credit rating of the financial institutions.

At March 31, 2008, Advantest has no single customer accounts for more than 10% of consolidated trade receivables. At March 31, 2009, Advantest has a customer with significant receivables. Receivables from the customer accounted for 30% of consolidated trade receivables at March 31, 2009. Although Advantest does not expect that the customer will fail to meet its obligations, Advantest is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

(22) Commitments and Contingent Liabilities

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

Commitments outstanding for the purchase of property, plant and equipment and other assets totaled ¥5 million at March 31, 2009.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Regulations of the Board of Directors of the Registrant (English translation)*

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation)*

2.1	Share Handling Regulations of the Registrant (English translation)

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts**

2.3	Form of Amendment No. 1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and all holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

2.4	Form of ADR (included in Exhibit 2.3)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions****

12.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consents of Independent Registered Public Accounting Firm

*	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 26, 2008 (file no. 1-15236).
**	Incorporated by reference to the Company’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
***	Incorporated by reference to the Post Effective Amendment to the Company’s registration statement on Form F-6 Filed with the SEC on September 12, 2006 (file no. 333-13886).
****	Incorporated by reference to the Company’s annual report on Form 20-F filed with the SEC on June 29, 2004 (file no. 1-15236).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 26, 2009

ADVANTEST CORPORATION

By:	/S/ YUICHI KURITA
Name:	Yuichi Kurita
Title:	Director and Managing Executive Officer