Form 20-F
period 2010-03-31
ADVANTEST CORP
filed 2010-06-25
CIK 1158838

As filed with the Securities and Exchange Commission on June 25, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

Title of class:	Outstanding as of March 31, 2010:
Common Stock	178,721,592
American Depositary Shares each representing one share of Common Stock	1,901,143

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).:    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2009” refers to the twelve-month period ended March 31, 2010. All other references to years refer to the applicable calendar year.

In parts of this annual report, certain amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥93.04. This was the approximate exchange rate in Japan on March 31, 2010.

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

•

the environment in which Advantest purchases materials, components and supplies for the production of its products, including the availability of necessary materials, components and supplies during a significant expansion in the market in which Advantest operates;

•

circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; and

•	changes in economic conditions, competitive environment, currency exchange rates or political stability in the major markets where Advantest produces, distributes or sells its principal products.

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

You should read the U.S. GAAP selected consolidated financial information presented below together with “Operating and Financial Review and Prospects” and Advantest’s consolidated financial statements together with the notes included in this annual report.

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2007, fiscal 2008 and fiscal 2009 were included in its Japanese Securities Reports filed with the Director General of the Kanto Local Finance Bureau.

	Year ended March 31,
	2006	2007	2008	2009	2010	2010
	(in millions, except per share and share data)					(thousands, except per share and share data)
Consolidated Statement of Income Data:(4)
Net sales	¥253,922	¥235,012	¥182,767	¥76,652	¥53,225	$572,066
Operating income (loss)	64,458	56,792	22,716	(49,457)	(11,639)	(125,097)
Income before income taxes and equity in earnings (loss) of affiliated company	67,454	61,090	23,533	(52,761)	(9,926)	(106,685)
Net income (loss)	41,374	35,556	16,550	(74,902)	(11,454)	(123,108)
Net income (loss) per share
Basic(1)	223.17	190.01	90.72	(419.09)	(64.09)	(0.69)
Diluted(1)	221.98	188.85	90.57	(419.09)	(64.09)	(0.69)
Basic weighted average shares outstanding(1)	185,389,026	187,128,842	182,418,821	178,724,884	178,722,505
Diluted weighted average shares outstanding(1)	186,383,080	188,270,688	182,723,982	178,724,884	178,722,505

	As of March 31,
	2006	2007	2008	2009	2010	2010
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Total assets	¥350,776	¥366,374	¥298,684	¥202,059	¥188,663	$2,027,762
Current portion of long-term debt	30	10	—	—	—	—
Long-term debt, less current portion	10	—	—	—	—	—
Common stock	32,363	32,363	32,363	32,363	32,363	347,840
Stockholders’ equity	257,927	294,797	254,184	163,616	150,242	1,614,811

	As of March 31,
	2006	2007	2008	2009	2010	2010
	(in millions, except per share data)					(in thousands)
Other Data:
Capital expenditures	¥8,323	¥8,336	¥14,083	¥4,608	¥3,425	$36,812
Research and development expenses	26,927	29,509	30,507	23,713	17,896	192,347
Net cash provided by operating activities	59,480	48,951	24,166	2,357	(17,746)	190,735
Net cash used in investing activities	(8,542)	(8,013)	(16,322)	(32,507)	10,824	116,337
Net cash used in financing activities	(18,336)	(3,662)	(46,770)	(8,930)	(1,803)	(19,379)
Operating margin(2) (4)	25.38%	24.17%	12.43%	(64.52%)	(21.87%)
Net income margin(3) (4)	16.29%	15.13%	9.06%	(97.72%)	(21.52%)

(1)	On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. Net income per share and average number of shares outstanding for each period presented have been restated to reflect the effects of the stock split.
(2)	Operating income as a percentage of net sales.
(3)	Net income as a percentage of net sales.
(4)	On April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment as well as tools, furniture and fixtures from the fixed-percentage-on-declining base application to the 250% declining balance application.

Dividends

The Company normally pays cash dividends semi annually, at mid-year and at year-end. Pursuant to its articles of incorporation, the Company can make dividend payments pursuant to a resolution of its Board of Directors, but the articles do not preclude the Company from making dividend payments pursuant to a shareholders resolution. The year-end dividend is paid to shareholders of record as of March 31 pursuant to the resolution of either the Board of Directors or the ordinary general shareholders’ meeting held usually in June every year. The interim dividend is paid to shareholders of record as of September 30, pursuant to a resolution of the Board of Directors, usually in December.

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

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 2005	12.5	0.12
March 31, 2006	22.5	0.22
September 30, 2006	17.5	0.17
March 31, 2007	32.5	0.32
September 30, 2007	25.0	0.25
March 31, 2008	25.0	0.25
September 30, 2008	25.0	0.24
March 31, 2009	5.0	0.05
September 30, 2009	5.0	0.06
March 31, 2010	5.0	0.05

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, certain Japanese yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥93.04. This was the approximate exchange rate in Japan on March 31, 2010.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 18, 2010 was $1.00 = 90.79. The Company does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended/ending March 31,	At end of period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2006	117.48	113.67	120.93	104.41
2007	117.56	116.55	121.81	110.07
2008	99.85	113.61	124.09	96.88
2009	99.15	100.85	110.48	87.80
2010	93.40	92.49	100.71	86.12
2010 (through June 18, 2010)	90.79	91.95	94.68	89.89

Month ended			High	Low
			(¥ per $1.00)
December 31, 2009			¥93.08	¥86.62
January 31, 2010			93.31	89.41
February 28, 2010			91.94	88.84
March 31, 2010			93.40	88.43
April 30, 2010			94.51	92.03
May 31, 2010			94.68	89.89

3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant demand volatility in the semiconductor industry

Advantest’s business depends largely upon the capital expenditures of semiconductor manufacturers, foundries and test houses. These companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and products incorporating semiconductors. Such demand is influenced significantly by the overall condition of the global economy. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in semiconductor test systems, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for semiconductor test systems, including those of Advantest. In particular, the market for memory semiconductors shows higher demand volatility as compared to non memory semiconductors. In fiscal 2008, the economic downturn and the slowdown in the semiconductor market both became more pronounced, and Advantest’s net sales of test systems for memory semiconductors decreased by ¥75,252 million (81.0%) from fiscal 2007 to ¥17,644 million, and in fiscal 2009 decreased by ¥5,200 million (29.5%) from fiscal 2008 to ¥12,444 million. Advantest’s overall net sales in fiscal 2008 decreased by ¥106,115 million (58.1%) from fiscal 2007 to ¥76,652 million, and in fiscal 2009 decreased by ¥23,427 million (30.6%) from fiscal 2008 to ¥53,225 million, primarily due to lower sales of test systems for memory semiconductors. Any downturn in the memory semiconductor market will therefore likely continue to adversely affect Advantest’s business.

The worldwide semiconductor market grew by 6.8%, 8.9% and 3.2% in 2005, 2006 and 2007, respectively. In 2008 and 2009, the semiconductor market contracted by 2.8% and 9.0%, respectively, compared to the previous year, reflecting the global economic downturn that stemmed from the financial crisis. Worldwide sales of memory semiconductors increased by 2.9% and 20.5% in 2005 and 2006, respectively, on a year-to-year basis, primarily due to the increase in demand for flash memory semiconductors used in digital consumer products and for DRAM semiconductors used in personal computers. Worldwide sales of memory semiconductors, however, declined slightly by 1.1% in 2007, mainly due to a substantial reduction in capital expenditure by semiconductor manufacturers reflecting a substantial decline in the price of DRAM semiconductors and NAND-type flash memory semiconductors. Moreover, worldwide sales of memory semiconductors in 2008 decreased by 19.9% compared to 2007, primarily due to the substantial decline in the price of memory semiconductors. Although the markets for personal computers and cellular phones including smart phones remained steady in 2009, worldwide sales of memory semiconductors in 2009 declined by 3.3% compared to 2008 reflecting the global economic downturn, resulting in negative growth for two consecutive years. Worldwide sales of non memory semiconductors increased by 7.9% in 2005. Furthermore, in 2006 and 2007, demand in the consumer market and automobile market stabilized and the data processing market were strong. Accordingly, worldwide sales of non memory semiconductors grew by 5.7% and 4.5% in 2006 and 2007, respectively. Worldwide sales of non memory semiconductors in 2008 increased by 2.3% from 2007, primarily due to steady demand for mobile PCs despite the deterioration in the overall condition of the global economy. In 2009, worldwide sales of non memory semiconductors decreased by 10.3% compared to 2008, primarily as a result of the impact of the global economic downturn stemming from the financial crisis that started in 2008.

The significant demand volatility of the market for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	demand in personal computer and server industries;

•	consumer demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players and electronic books;

•	levels of investment in communications infrastructure and trends in the mobile telecommunications industry;

•	demand in the automobile industry; and

•	trends in the semiconductor industry.

Advantest’s net sales in fiscal 2005 increased by 6.0% as compared with the previous fiscal year to ¥253,922 million, and net income achieved ¥41,374 million, reflecting the overall completion of adjustment of excess inventory on the part of semiconductor manufacturers. However, net sales in fiscal 2006 declined mainly as a result of a decrease in the price of semiconductors and, as a result, net sales for fiscal 2006 were ¥235,012 million, representing a 7.4% decrease compared to fiscal 2005, and net income decreased by 14.1% as compared to fiscal 2005 to ¥35,556 million. The substantial decline in the price of semiconductors continued through fiscal 2007 and many semiconductor manufacturers froze or postponed their capital expenditures. Primarily reflecting the foregoing, net sales in fiscal 2007 decreased by 22.2%, as compared to fiscal 2006, to ¥182,767 million, and net income decreased by 53.5%, as compared to fiscal 2006, to ¥16,550 million. Furthermore, in fiscal 2008, the global economic downturn that stemmed from the financial crisis led semiconductor manufacturers to maintain their prudent position, with many implementing inventory adjustments and freezing or postponing their capital expenditures. Primarily reflecting the foregoing, Advantest’s net sales decreased by 58.1% as compared with fiscal 2007 to ¥76,652 million, and Advantest recorded a net loss of ¥74,902 million in fiscal 2008. In fiscal 2009, the semiconductor manufactures gradually resumed capital expenditures as semiconductor prices rose and equipment utilization rates climbed. Despite the gradual recovery in fiscal 2009, Advantest’s net sales in fiscal 2009 decreased by 30.6%, as compared to fiscal 2008, to ¥53,225 million, and Advantest recorded a net loss of ¥11,454 million in fiscal 2009 primarily due to the drop in orders seen in late fiscal 2008.

Advantest believes that its results are significantly impacted by the significant demand volatility of the semiconductor industry. Significant downturns in the semiconductor industry are likely to therefore adversely affect financial condition and results of operations. Advantest is unable to predict trends in the semiconductor industry going forward, and Advantest’s financial condition and results of operations may be affected adversely if the demand for semiconductor test systems remains weak or further weakens beyond Advantest’s expectations as a result of a further downturn in the semiconductor industry. The price of semiconductors, which have decreased significantly in recent years, may not return to their original levels if, for example, the over-supply of semiconductors persists. Should semiconductor prices remain at low levels, semiconductor manufacturers’ earnings could deteriorate, resulting in their further restraint towards capital expenditures, and Advantest’s results of operations could be adversely affected.

Failure by Advantest to meet demand for its products upon a significant expansion in the semiconductor and component test systems and mechatronics systems markets may adversely affect its future market share and financial results

In response to the global economic downturn following the financial crisis, suppliers have typically adjusted their production capacity through the reduction of production line and personnel. If the market for semiconductor and component test systems and mechatronics systems were to suddenly expand, Advantest would require significant increases in production capabilities including personnel, as well as materials, components and supplies from suppliers, in order to fully capitalize on such expansion. The failure of Advantest to adjust to such unanticipated increases in demand for its products during the period of recovery in demand could result in Advantest losing one or more of its existing large-volume customers or losing the opportunity to establish a strong relationship with potential large-volume customers with which it currently does little or no business. Such failure may adversely affect Advantest’s future market share and its financial results.

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

Advantest faces many challenges in its businesses, including increased pressure from customers to produce semiconductor and component test systems and mechatronics systems that reduce testing costs. To compete effectively and maintain and expand its market share, Advantest must continue to enhance its business processes to lower the cost of its products, as well as introduce enhancements that lower overall testing costs. Advantest also expects its competitors to continue to introduce new products with improvements in price and performance, as well as to increase their customer service and support offerings, and Advantest expects new market participants to launch low-price testers. Significant increases in competition may erode Advantest’s profit margin and weaken its earnings.

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

Advantest’s largest customers currently account for a significant part of its net sales and, in addition to the risk of Advantest’s business being harmed by the loss of one or more of these customers or changes in their capital expenditures, Advantest may not be able to recover its accounts receivables if its largest customers experience a deterioration in their financial position

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers, a small number of which currently account for a significant portion of its net sales. Sales to Advantest’s largest customer as a percentage of its total sales were approximately 9% in fiscal 2007, approximately 24% in fiscal 2008 and approximately 20% in fiscal 2009. Sales to Advantest’s five largest customers accounted for approximately 32% in fiscal 2007, approximately 51% in fiscal 2008 and approximately 43% in fiscal 2009. The loss of one or more of these major customers or changes in their capital expenditures could materially harm Advantest’s business. Furthermore, if Advantest’s major customers experience a deterioration in their financial position and are unable to fulfill their payment obligations to Advantest in accordance with the applicable terms, Advantest’s business, results of operations and financial position may be adversely affected.

Fluctuations in exchange rates could reduce Advantest’s profitability

The majority of Advantest’s net sales derive from products sold to customers located outside of Japan. Approximately 78% of Advantest’s fiscal 2009 net sales were from products sold to overseas customers. Most of Advantest’s products are manufactured in Japan, but approximately 38% of Advantest’s net sales in fiscal 2009 were made in currencies other than the Japanese yen, predominantly the U.S. dollar. A strengthening in the

Japanese yen relative to foreign currencies (mostly U.S. dollar and, to a much lesser extent, other currencies) would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies, which could hurt sales in those countries. In addition, significant fluctuations in the exchange rate between the Japanese yen and foreign currencies, especially the U.S. dollar, could require Advantest to lower its prices with respect to foreign sales of its products that are priced in Japanese yen, and reduce the Japanese yen equivalent amounts of its foreign sales for products that are based in U.S. dollars or other foreign currencies, and overall reducing its profitability. These fluctuations could also cause prospective customers to push out or delay orders because of the increased relative cost of Advantest’s products. In the past, there have been significant fluctuations in the exchange rate between the Japanese yen and the foreign countries in which Advantest’s sales are denominated.

If Advantest’s main facilities for research and development, production or information technology systems for all of its businesses, or the facilities of its subcontractors and suppliers, were to experience catastrophic loss, its results of operations would be seriously harmed

Advantest’s main facilities for research and development for its Semiconductor and Component Test Systems and Mechatronics System Segments production, as well as many of Advantest’s service bases, are located in Japan and particularly concentrated in Gunma Prefecture and Saitama Prefecture. In addition, the main system server and the network hub are maintained in system centers approved by the Information System Management System, or ISMS, and local network servers are located in certain operations offices in Japan. Japan suffers from relatively frequent earthquakes.

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

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with doing business internationally because it sells its products, and purchases parts and components from, around the world. In fiscal 2009, 64.2% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consisted of sales in Taiwan, the People’s Republic of China and Korea, 9.3% from the Americas and 4.0% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the Americas, Europe, and Asian countries including Singapore, Taiwan, the People’s Republic of China and Korea and some of Advantest’s suppliers are also located overseas. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

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

Risks Related to Ownership of ADSs or Common Stock

Japanese yen-dollar fluctuations could cause the market price of the ADSs to decline and reduce dividend amounts payable to ADS holders as expressed in U.S. dollars

Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar may affect the U.S. dollar equivalent of the Japanese yen price of the shares on the Tokyo Stock Exchange and, primarily reflecting the foregoing, are likely to affect the market price of the ADSs. The Company has historically paid dividends on its shares twice a year. If the Company declares cash dividends, dividends on the shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars. Therefore, exchange rate fluctuations could also affect the dividend amounts payable to ADS holders following conversion into U.S. dollars of dividends paid in Japanese yen on the shares represented by the ADSs.

As a holder of ADSs, you will have fewer rights than a shareholder has, and you must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining Advantest’s accounting books and records and exercising appraisal rights, are available only to holders of record on the Company’s register of shareholders. Because the depositary, through its custodian agents, is the registered holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying a holder’s ADSs as instructed by the holder and will pay to the holder the dividends and distributions collected from Advantest. However, in the holder’s capacity as an ADS holder, that holder will not be able to bring a derivative action, examine Advantest’s accounting books and records or exercise appraisal rights through the depositary.

There are restrictions on the withdrawal of shares from the Company’s depositary receipt facility

Under the Company’s ADS program, each ADS represents the right to receive one share. To withdraw any shares, a holder of ADSs has to surrender for cancellation American Depositary Receipts, or ADRs, evidencing 100 ADSs or any integral multiple thereof. Each ADR bears a legend to that effect. As a result, holders of ADSs are unable to withdraw fractions of shares or units or receive any cash settlement from the depositary in lieu of withdrawal of fractions of shares or units. Holders of shares representing less than one unit, or 100 shares, may require the Company to repurchase those shares, whereas holders of ADSs representing less than one unit of shares are unable to exercise this right because the holders of these ADSs are unable to withdraw the underlying shares. Under the Company’s ADS program, an ADS holder cannot cause the depositary to require the Company to repurchase fractions of shares or units on its behalf. For a further discussion of the ADSs and the ADS program, see “Description of American Depositary Receipts” set forth in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission on July 22, 2002. For a further discussion of the Japanese unit share system, see “Additional Information—Memorandum and Articles of Association—The Unit Share System.”

Enforcement of Civil Liabilities

The Company is a limited liability, joint-stock corporation incorporated under the laws of Japan. Almost all of the Company’s directors, executive officers and corporate auditors reside in Japan. Substantially all of the Company’s assets and the assets of these persons are located in Japan. It may not be possible, therefore, for investors to effect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. The Company’s Japanese counsel, Nagashima Ohno & Tsunematsu, has advised the Company that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the U.S.

ITEM 4. INFORMATION ON THE COMPANY

4.A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company commenced operations in July 1954, and was incorporated in December 1954 under the name Takeda Riken Industry Co., Ltd. as a limited liability, joint-stock company in Japan under the Commercial Code of Japan. At the time of incorporation, Takeda Riken’s primary business was the design, manufacture and sale of measuring instruments for Japanese electronics manufacturers. Takeda Riken started focusing on semiconductor test equipment for the semiconductor industry in 1968 and was the first to domestically produce semiconductor test equipment in 1972. In 1971, Takeda Riken entered into its first distribution agreement with a foreign distributor and, in 1973, established its first representative office in the U.S. to gather information on technology and distribution and to establish dealer relationships. These two milestones launched the company’s long-term goal of becoming a global manufacturer of testing and measuring products. Takeda Riken has been listed on the Tokyo Stock Exchange since February 1983. Takeda Riken changed its registered name to Kabushiki Kaisha Advantest in October 1985.

Advantest applies its capital expenditures chiefly to the streamlining of development, production of new products, energy saving initiatives and the expansion of production capacity. Advantest’s capital expenditures were ¥14.1 billion, ¥4.6 billion and ¥3.4 billion in fiscal 2007, 2008 and 2009, respectively. In fiscal 2007, Advantest’s capital expenditure included the construction of Sendai Factory A, a factory with clean room facilities for production.

The Company’s principal executive offices are located at Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan. The Company’s telephone number in Japan is (81-3) 3214-7500.

4.B.	BUSINESS OVERVIEW

Overview

As of June 25, 2010, Advantest is comprised of the Company and its 30 consolidated subsidiaries and one investee which is accounted for by the equity method. Advantest conducts its business in the following segments:

•	Semiconductor and Component Test System Segment;

•	Mechatronics System Segment, focusing on peripheral devices including test handlers and device interfaces; and

•	Services, Support and Others Segment.

Semiconductor and Component Test System Segment

The Semiconductor and Component Test System Segment provides customers with test system products for the semiconductor industry and the electronic component industry. The products in this segment include test systems for memory semiconductors and test systems for non memory semiconductors. The test systems for non memory semiconductors are divided into test systems for SoC semiconductors, LCD driver integrated circuits and semiconductors used in car electronics.

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

Sales by Segment

The following table illustrates net sales by each segment for the last three fiscal years.

	Fiscal 2007		Fiscal 2008		Fiscal 2009
Segment	Sales (in millions)%		Sales (in millions)%		Sales (in millions)%
Semiconductor and Component Test System Segment	¥131,608	72.0	¥49,216	64.2	¥32,572	61.2
Mechatronics System Segment	34,944	19.1	14,388	18.8	11,237	21.1
Services, Support and Others Segment	19,344	10.6	15,815	20.6	11,838	22.2
Intercompany transactions elimination	(3,129)	(1.7)	(2,767)	(3.6)	(2,422)	(4.5)

Total Net Sales	¥182,767	100.0%	¥76,652	100.0%	¥53,225	100.0%

Industry Overview

Advantest offers products in semiconductor and component test systems, mechatronics systems, and services, support and others. Advantest’s main customers are semiconductor manufacturers, foundries and test houses. Advantest believes that the following factors promote growth of the business carried out by its main customers.

•	the move to lower-cost, smaller, faster and more powerful and energy efficient semiconductors and electronic components;

•	the increase in demand for higher performance servers and personal computers;

•	the increase in demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players and electronic books;

•	the increasing levels of wireless communications penetration worldwide reflecting the expansion of the mobile telecommunications industry in developing countries;

•	the development of higher speed and high capacity communications infrastructure;

•	the increasing demand for electronic devices that incorporate semiconductor and communications technologies; and

•

the increase in demand for electronic components including semiconductors and sensors, in response to technological advancement of automobiles such as electric vehicles (EV) and hybrid electric vehicles (HEV).

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

Semiconductor sales have increased significantly over the long-term. However, semiconductors, particularly memory semiconductors, have experienced significant cyclical variations in growth rates. According to World Semiconductor Trade Statistics (WSTS), worldwide semiconductor sales in 2005 increased by approximately $14.5 billion or 6.8% compared to the previous year to approximately $227.5 billion. Sales in 2006 increased by approximately $20.2 billion or 8.9% to approximately $247.7 billion, and sales in 2007 increased by approximately $7.9 billion or 3.2% to approximately $255.6 billion. However, sales in 2008 decreased by approximately $7.0 billion or 2.8% compared to the previous year to approximately $248.6 billion, mainly due to the substantial decline in the price of memory semiconductors. Sales in 2009 also decreased compared to the previous year, by approximately $22.3 billion or 9.0% to approximately $226.3 billion, mainly due to the slow economy persisting since the previous year. The following table sets forth the size of the market for memory semiconductors, non memory semiconductors and all semiconductors between 2005 and 2009 and the projected market size between 2010 and 2012 as compiled and estimated by WSTS as of June 2010.

	Actual Year ended December 31,					Projections for Years ending December 31,
	2005	2006	2007	2008	2009	2010	2011	2012
	(in millions)
Memory	$48,519	$58,473	$57,854	$46,348	$44,797	$65,211	$65,699	$64,777
Non memory	178,965	189,243	197,791	202,255	181,516	225,740	241,689	255,384

Total	$227,484	$247,716	$255,645	$248,603	$226,313	$290,951	$307,388	$320,161

The non memory semiconductor market is not as volatile as the memory semiconductor market because non memory semiconductors are used in a larger variety of consumer products and equipment. In periods of rapid decline in the semiconductor market, the capital expenditures of semiconductor manufacturers, including their purchases of semiconductor test systems, generally decline at a faster pace than the decline in semiconductor sales. In addition, following a downturn in the semiconductor market or a decline in the price of semiconductors, investment is generally restrained until semiconductor manufacturers determine that the market for semiconductors is experiencing a substantive recovery and accordingly, sales of semiconductor test systems generally do not experience significant increase. Advantest believes these trends will continue in the future.

The semiconductor market recovered in the first half of 2005 from the slowdown caused by inventory adjustments in the second half of fiscal 2004, expanding further in the second half of 2005, and remaining steady in 2006 and 2007. However, the semiconductor market experienced negative growth in 2008 for the first time in seven years primarily due to the global economic crisis. The semiconductor market further declined in 2009 reflecting the conditions continuing from the previous year. According to data published by WSTS, the market for memory semiconductors is expected to increase rapidly by 45.6% in 2010 as compared with 2009, after which it is expected to grow by approximately 1% in 2011 and decrease by approximately 1% in 2012. WSTS expects that the market for memory semiconductors will grow to approximately $64.8 billion in 2012. Advantest believes that demand for memory semiconductors will be generated in the foreseeable future by the prevalence of DDR3-SDRAM, the next generation DDR4-SDRAM, flash memory and other high-end semiconductors. WSTS estimates that the non memory semiconductor market will steadily grow by approximately 24% in 2010, by approximately 7% in 2011, and by approximately 6% in 2012. WSTS expects that the market for non memory semiconductors will grow to approximately $255.4 billion in 2012. Advantest believes that the demand for non memory semiconductors will generally grow in the foreseeable future, led by the further prevalence of, and new developments in, digital consumer products and personal computers.

Advancements in Semiconductor and Electronic Component Technology

Advantest believes that demand for semiconductor and component test systems and mechatronics systems is also affected by the rate of change and development in semiconductor and electronic component technology. Current changes in the semiconductor and electronic component industry relate to the innovation of digital consumer products and communications technologies. Demand for faster semiconductors and electronic components that are smaller in size, incorporate more functions and require less power to operate is being driven by:

•

growing demand for, and continuous improvements in, personal computers and digital consumer products, such as flat-panel TVs, DVD/Blu-ray disc recorders, digital cameras, electronic books and mobile phone handsets; and

•

requirements of communications network equipment, such as network routers, switches and base stations, as well as wireless handsets and other Internet access devices, to enable advances in Internet hardware and software applications, increases in infrastructure performance and simplification and miniaturization of Internet access devices.

Demand for personal computers and servers with higher performance and capabilities is also driving changes in the memory semiconductor sector. This demand is causing manufacturers to shift from the production of the DDR2-SDRAM high-speed data transfer memory semiconductor to the high-speed DDR3-SDRAM, and to further expand production of large capacity and nonvolatile flash memory semiconductors. Advantest believes that this shift is creating demand for test systems for memory semiconductors capable of handling these new types of memory semiconductors, as well as contributing to a reduction in testing costs. In addition, Advantest believes that additional demand for mechatronics systems, including test handlers and device interfaces connecting semiconductor devices and semiconductor test systems, will be created and will grow in line with advances in semiconductor technologies.

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

Production Outsourcing

In recent years, semiconductor manufacturing and testing processes have become more complex and capital intensive. Primarily reflecting the foregoing, an increasing portion of the manufacturing and testing functions are being subcontracted out, not only by fabless companies, but also by industrial, design and manufacturing companies which had previously designed and manufactured semiconductors, in order to reduce capital expenditures. This trend has resulted in an increase in the number of test houses that accept test process outsourcing and foundries that accept manufacturing process outsourcing. Foundries either perform testing in-house or outsource their testing needs to test houses. This trend towards production outsourcing, particularly to test houses, has increased the number of potential customers for semiconductor test system manufacturers, although it has not significantly affected the total demand for Advantest’s products. In addition, Advantest believes that it is most appropriate to use semiconductor and component test systems which have been designed using module structure, which enables the formation of semiconductor test systems that can meet the multiple needs of the customers of test houses and foundries. Outsourcing has also been utilized for electronic component manufacturing.

Technological Innovation in Manufacturing Processes

One of the innovations in semiconductor manufacturing processes is the use of 300 millimeter wafers. Wafers are circular flat pieces of silicon from which multiple semiconductor chips are made using photo-etching and other manufacturing processes. The use of 300 millimeter wafers allows manufacturers to increase semiconductor production per wafer twofold or more when compared to production using the conventional 200 millimeter wafers. From 2007, investment has remained at low levels mainly due to factors such as excess supply and increased price competition. While this trend continued throughout 2009, demand for new semiconductor and component test systems and test handlers slowly increased primarily due to the progress made in inventory adjustments on the part of semiconductor manufacturers from the end of 2009 through early 2010 and adjustments of semiconductor prices. However, capital expenditure with respect to 300 millimeter wafers is not yet active and the future remains uncertain.

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

Business Strategy

While Advantest is currently facing a challenging business environment primarily due to the recent downturn in the global economy and weakened demand for semiconductors, Advantest has established the following core business goals to achieve mid- to long-term growth:

•	focusing on the development of semiconductor test systems which can respond to changes in capabilities of memory and non memory semiconductors;

•	increasing its market share for test systems for non memory semiconductors and maintaining its large market share for test systems for memory semiconductors;

•	increasing its market share for test handlers for memory and non memory semiconductors;

•	developing, designing and supplying high quality device interfaces in a shorter period of time;

•	reducing product cost of goods to withstand price pressures on products

•	enhancing its operating efficiency to improve profitability, through promotion of production innovations;

•	strengthening its ability to provide comprehensive solutions to satisfy customer needs; and

•	promoting the development and establishment of new businesses in the measuring instruments field outside of its semiconductor-related business.

To achieve these goals, Advantest plans to:

Continue to address industry trends, identify customer needs and deliver new products ahead of its competitors

Advantest will continue to work closely with major semiconductor manufacturers beginning in the product design stage of semiconductor and component test systems to understand customer needs relating to emerging technologies and applications. Based on this knowledge and its technological expertise, Advantest seeks to develop more advanced semiconductor and component test systems, test handlers, device interfaces and comprehensive solutions ahead of its competitors. For example, Advantest is pursuing the following strategies:

•

developing semiconductor and component test systems with increased test speeds and throughput capabilities and test handlers in line with the technological development of memory semiconductors and non memory semiconductors;

•	proactively developing products to address the recent shift in emphasis in the semiconductor industry toward front-end testing of dies;

•

actively applying high-frequency analog technology developed for measuring instruments for the wireless communications market to test systems for non memory semiconductors including test systems for SoC semiconductors;

•

offering semiconductor and component test systems and device interfaces with high throughput in order to test recent devices incorporating interfaces with data rates of several gigabits per second; and

•	developing device interfaces that can optimize the performance of semiconductor and component test systems and test handlers in responding to semiconductors with higher speed and large pin counts.

Strengthen the test system business for non memory semiconductors

Advantest believes that in 2009 the market for test systems for non memory semiconductors was approximately seven times the size of the market for test systems for memory semiconductors, reflecting significant but likely temporary contraction of the market for test systems for memory semiconductors, resulting in the relative expansion of proportion of the market for test systems for non memory semiconductors. Advantest has therefore devoted its resources to develop test systems and modules for non memory semiconductors to meet the demands of a large number of manufacturers for the testing of a wide variety of non memory semiconductors.

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

Products

As of fiscal 2009, Advantest’s main products are products developed, manufactured and sold in the Semiconductor and Component Test System Segment and Mechatronics System Segment. They are as follows:

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

Category	Fiscal 2007	Fiscal 2008	Fiscal 2009
	(in millions)
Test systems for memory semiconductors	¥92,896	¥17,644	¥12,444
Test systems for non memory semiconductors	38,712	31,572	20,128

Total	¥131,608	¥49,216	¥32,572

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

Advantest estimates that its market share in test systems for memory semiconductors was approximately 69% in fiscal 2007 and as a result of restrained capital expenditure in test systems for DRAM semiconductors on the part of Advantest’s customers, Advantest’s market share became approximately 51% in 2008 and 37% in 2009. Advantest has a substantially larger market share in test systems for DRAM memory semiconductors than in test systems for flash memory semiconductors. Advantest is currently seeking to increase its market share in test systems for flash memory semiconductors.

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

T5300 Series. The T5383 is a multi-functional test system for memory semiconductors that reduces testing costs for semiconductor manufacturers. The T5383 is used for the front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors. The T5383, which is capable of simultaneously testing up to 384 devices, is a test system with a maximum testing rate of 286 MHz/572 Mbps, which is twice the testing rate of Advantest’s previous model. This allows for DRAM wafer testing “at speed” testing, or testing for KGD, and package testing for flash memory semiconductors, at high-speed and with high-throughputs capabilities. The T5385, which is capable of simultaneously testing up to 768 devices with a maximum testing rate of 266 MHz/533 Mbps, succeeds the T5383. The T5300 series is Advantest’s best selling test systems for memory semiconductors product line for front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors.

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

Test Systems for Non Memory Semiconductors

Advantest’s main line of test systems for non memory semiconductors relates to test systems for SoC semiconductors, test systems for LCD driver integrated circuits and test systems for semiconductors used in car electronics. Test systems for SoC semiconductors test SoC semiconductors that combine circuits such as digital, analog, memory and RF circuits on a single semiconductor chip. Test systems for LCD driver integrated circuits test semiconductors with specific functions, such as LCD driver integrated circuits that display images on LCD panels. The factors that are important to customers in the performance and other characteristics of test systems for memory semiconductors described above also apply to test systems for non memory semiconductors. Advantest’s market share in test systems for non memory semiconductors remained at a similar level of approximately 17% in fiscal 2008, compared with approximately 16% in fiscal 2007.

T2000. In 2003, Advantest brought to market the T2000 test systems for non memory semiconductors based on component modules compatible with OPENSTAR® open architecture. Advantest believes that the development of modules for the T2000 compatible semiconductor test systems for non memory semiconductors and the increase in product lineup will increase Advantest’s market share in test systems for non memory semiconductors. Main compatible component modules for the T2000 include modules designed for digital testing, analog testing and RF testing. Furthermore, mainframes for the T2000 may be chosen to meet customers’ needs.

T6500 Series. The T6577 test systems for SoC semiconductors in the T6500 series were primarily developed to test MCU and SoC semiconductors that control digital consumer products at the production lines. The T6500 series is approximately one-third in size and uses approximately 50% less power than Advantest’s predecessor product line.

T6300 Series. The T6300 series are test systems for LCD driver integrated circuits used with high-definition LCD displays. A maximum of 1,536 LCD testing pins may be used with the T6362 and T6372 systems and a maximum of 3,072 LCD testing pins may be used with the T6373 system. Each of these systems can simultaneously test multiple LCD driver integrated circuits.

T7720 Series. The T7721, T7722 and T7723 are test systems for non memory semiconductors for mixed signal integrated circuits. The T7723 targets highly complex semiconductors used in car electronics and is the result of the development of Advantest’s constituent technology that measures analog signals. The T7723 uses a direct current signal generator with a range of 150V to 64V and floating power supply of 60V/10A or 30V/30A (pulse), utilizes up to a maximum of 256 pins, and has the capacity to simultaneously measure multiple devices.

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

Test Handlers

Test handlers are used with semiconductor and component test systems to handle, condition temperature, contact and sort semiconductors and other electronic components during the back-end testing of the semiconductor manufacturing process.

Advantest’s test handlers are sold primarily in conjunction with the sale of its semiconductor and component test systems. A majority of Advantest’s test handlers, measured in units, are sold to customers of Advantest’s semiconductor and component test systems. Advantest’s test handlers are compatible with the semiconductor and component test systems of its competitors.

Test handlers are designed with different characteristics for memory and non memory semiconductors. Memory semiconductors require relatively long test times. Advantest’s test handlers for memory semiconductors handle up to 512 semiconductors per test head at a time. Non memory semiconductors, including SoC semiconductors, require relatively short test times. Advantest’s test handlers for non memory semiconductors require short time and handle up to 16 semiconductors at a time.

Test Handlers for Memory Semiconductors. The M6242 test handler for test systems for memory semiconductors, including DDR-3SDRAM, can handle up to 512 semiconductors at a time. The M6242’s maximum throughput is 42,200 semiconductors per hour through the use of a new high-speed handling technology that shortens the time between tests to approximately half of the time associated with Advantest’s ordinary model. In addition, the M6242 has a built-in temperature control device which can minimize the temperature fluctuation within a 1.5°C range for temperatures between -10°C and 100°C. Advantest also has other test handler product line for test systems for memory semiconductors that meet varying cost and functional needs of its customers.

Test Handlers for Non Memory Semiconductors. Advantest’s test handlers for non memory semiconductors, including SoC semiconductors, are the M4841, the M4741A and the M4742A, among others. With a rate of 16 semiconductors at a time, the M4841 can handle approximately twice as many semiconductors at a time as Advantest’s previous model. The M4841’s maximum throughput of up to 18,500 semiconductors per hour is triple the maximum throughput of the previous model. Furthermore, the M4841 is also capable of testing in a wide range of temperatures, from as low as -55°C or as high as 125°C.

The M4741A employs the vision alignment system which enables high-accuracy positioning of contact sockets for smallsized/narrow-pitched integrated circuits used in cellular phones and other products. Through the adoption of the vision alignment system, various types of measurement device can be operated under certain conditions without switching the change kit. M4742A realizes a reduction in contact pitch exchange time in handling of various products, visualization of operation screen, visibility check of internal devices, and improvement of operability, hence contributing to the reduction of test costs.

In addition, as a common feature in Advantest’s test handlers for memory/non memory semiconductors, numerous functions to improve operating rate are installed.

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

Customers

Advantest’s semiconductor and component test systems and mechatronics systems are shipped and delivered to world’s leading semiconductor manufacturers, as well as some foundries and test houses. Sales to INTEL Corporation and Samsung Corporation in fiscal 2008 and INTEL Corporation in fiscal 2009 each accounted for greater than 10% of Advantest’s net sales in each of those respective years. No customer accounted for greater than 10% of Advantest’s net sales in fiscal 2007. Advantest’s five largest customers, all of which are semiconductor and component test system customers, accounted for approximately 32% of net sales in fiscal 2007, approximately 51% in fiscal 2008 and approximately 43% in fiscal 2009.

Geographic Sales

Approximately 78% of Advantest’s fiscal 2009 net sales were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales, for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped.

	Fiscal 2007		Fiscal 2008		Fiscal 2009
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥56,032	30.7	¥24,734	32.3	¥11,976	22.5
Asia (excluding Japan)	108,260	59.2	37,315	48.7	34,182	64.2
Americas	9,616	5.3	11,759	15.3	4,930	9.3
Europe	8,859	4.8	2,844	3.7	2,137	4.0

Total	¥182,767	100.0%	¥76,652	100.0%	¥53,225	100.0%

Japan. Advantest enjoys a significant market position in Japanese markets for test systems for memory semiconductors, with a market share of approximately 51% in 2009. In addition, Advantest had a market share of approximately 58% in the Japanese test systems for non memory semiconductors market in 2009. Sales of test systems for SoC semiconductors used in DVD /Blu-ray disc recorders and flat-panel TVs comprised a substantial portion of total sales of test systems for non memory semiconductors in Japan in fiscal 2009. Advantest is working to maintain and expand its large market share in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles.

Asia (excluding Japan). Asia is the largest market for semiconductor and component test systems and mechatronics systems, with semiconductor manufacturers located in Taiwan, Korea, the People’s Republic of China and Singapore accounting for a majority of semiconductor production in Asia. Advantest views its relationships with these companies as critical to its semiconductor and component test system and mechatronics system business. Many Japanese, U.S. and European semiconductor manufacturers have shifted production to Asia, either to subsidiaries or foundries and test houses. Capital expenditure decisions for subsidiaries are usually made at the Company’s headquarters. Foundries and test houses, a majority of which are located in Taiwan, often consult with their customers before investing in semiconductor and component test systems. Therefore, Advantest’s performance in Asia will also depend on its ability to maintain strong relationships with customers in Japan, the U.S. and Europe. In addition, some of Advantest’s customers have partnered with semiconductor manufacturers in Asia and outsourced manufacturing processes, thus shifting net sales to the Asia geographic market.

Americas. Advantest’s marketing efforts in this region are centered in the United States, which accounted for approximately 9% of its total sales in fiscal 2009. Advantest’s market share of semiconductor and component test systems sold in the U.S. was approximately 20% in 2008 and decreased to approximately 17% in 2009. Semiconductor and component test systems are marketed and sold in the Americas through Advantest’s subsidiary, Advantest America, Inc.

Europe. Sales in Europe constituted approximately 4% of Advantest’s sales in fiscal 2009. Advantest’s market share of semiconductor and component test systems sold in Europe increased to approximately 24% in 2009 from approximately 12% in 2008. Advantest’s principal European markets are Germany, Italy and France.

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

•

Procurement Support. The procurement process for semiconductor and component test systems and mechatronics systems is time consuming and complicated. Semiconductor and component test systems consist of a combination of multiple components, including test handlers or probers, device interfaces and software. Advantest sales personnel and engineers work with customers to identify the semiconductor and component test systems and mechatronics systems and related optional functions that best address their needs.

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

According to a report issued by a research company, Advantest maintained the highest market share in the semiconductor test system market for five consecutive years until 2007. However, in 2008 and 2009, Teradyne, Inc. achieved the highest share, and Advantest achieved the second highest share. Other companies following Advantest include Verigy Ltd., LTX-Credence Corporation and Yokogawa Electronic Corporation. Some of Advantest’s other competitors include FROM30 CO., LTD., EXICON Ltd., and UniTest Inc. In addition, Advantest also competes in the mechatronics system market with, among others, Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing Inc. for test handlers, and TSE Co., Ltd. and Secron Co., Ltd. for device interfaces. In addition, in the Services, Support and Others Segment, Advantest has been competing with companies providing similar services. It also has been suggested by customers that Advantest competes with start-up companies with newer technologies or products in the market for both the test systems for memory semiconductors and test systems for non memory semiconductors.

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

Environmental

Advantest established and implemented the “Advantest Group Environmental Management Plan”. Under this management plan, in addition to improving its environmental management systems, Advantest is supporting its customers’ environmental management by developing new products with lower power consumption and dealing with top priority environmental issues, for example by taking measures to prevent global warming.

Advantest’s primary environmental activities during fiscal 2009 are as follows:

•

ISO 14001 Certification. Advantest has received ISO 14001 Uniform Certification for all seven of its domestic manufacturing and research and development facilities. With respect to its overseas manufacturing and research and development activities, seven principal facilities in Asia, Europe and North America regions have received ISO 14001 Uniform Certification.

•

Environmental Measures for Products. Advantest is actively involved in the development of environmentally friendly product lines. Advantest conducts environmental assessments of all its new products from their development stages. In fiscal 2009, seven models complied with Advantest’s internal environment-oriented design standards, and have qualified as environmentally friendly “Green” products.

•

Reduce Waste. Advantest has implemented a recycling program and introduced liquid waste disposal capabilities at its facilities. Through such initiatives, Advantest’s waste volume was a total of 700 tons in fiscal 2009, and Advantest continues to retain less than 1% of its industrial waste output at all seven of its domestic research and development and manufacturing facilities.

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

•

Prevention of Global Warming. Through the use of energy efficient equipment and the re-evaluation of manufacturing processes, Advantest strives to reduce levels of carbon dioxide emissions resulting from energy consumption relating to its business activities. Advantest’s carbon dioxide emissions resulting from its all seven of domestic facilities was reduced to 20,398-CO2 tons in fiscal 2009, primarily as a result of energy saving effects and a decrease in production.

As one of its activities designed to contribute to society and to the environment, Advantest implements reforestation of seedlings, both in Japan and overseas.

Advantest spent approximately ¥682 million during fiscal 2009 to further implement its environmental protection activities.

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

Glossary

Analog circuits	Circuits on a semiconductor that monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion.

DDR-SDRAM	Double Data Rate Synchronous Dynamic Random Access Memory. Memory semiconductor that can be read from, or written to, at double the rate of traditional SDRAM semiconductors.

DDR2-SDRAM	Advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR-SDRAM semiconductors.

DDR3-SDRAM	DDR-SDRAM semiconductors that be read from, or written to, at a significantly higher rate than DDR2-SDRAM semiconductors.

DDR4-SDRAM	The next generation DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR3-SDRAM semiconductors.

Digital circuits	Circuits that perform binary arithmetic functions on data represented by a series of on/off states.

DRAM	Dynamic Random Access Memory. Devices that store a large volume of data and can read and write data freely. Because of their volatile characteristics, periodic re-writing of data is required to maintain memory information.

Foundries	Semiconductor manufacturing service providers that manufacture semiconductors based on their customers’ semiconductor designs.

Fabless	Manufacturers that outsource their entire production to external entities, instead of having their own manufacturing facilities.

Flash memory	Memory devices that electrically erase or write data freely. Devices with nonvolatile memory which is maintained even when the power is turned off.

Integrated circuit	An electric part made of a combination of many transistors on a silicon wafer.

LCD driver integrated circuits	Integrated circuits that operate LCD (Liquid Crystal Display).

Logic circuits	Circuits that perform binary arithmetic functions.

Memory circuits	Circuits that store data and programs.

MCP	Multi Chip Package. A package which combines multiple chips with different functions.

MCU	Micro Controller Unit. An integrated circuit that contains all necessary functions required for a small-scale computer system.

MPU	Microprocessor unit. A microprocessor incorporates most or all of the functions of a computer’s central processing unit on a single integrated circuit.

NAND	A type of flash memory that is primarily used for data storage due to its large storage capability.

NOR	A type of flash memory that is primarily used for memorization of programs due to its random access capability.

OPENSTAR®	The name of the open architecture standard made publicly available by Advantest.

SGRAM	Synchronous Graphics Random Access Memory—SDRAM with added graphics functions.

SoC	System on a Chip. A chip that integrates functions, including logic, memory and signaling, that are conventionally executed with multiple chips and requires smaller space and significantly less electricity.

Test houses	Providers of semiconductor test services.

Testing for KGD	Known Good Die. Testing for KGD is conducted to guarantee that semiconductor bare chips are in good quality.

4.C.	ORGANIZATIONAL STRUCTURE

As of June 1, 2010, Advantest had 14 Japanese subsidiaries, 16 overseas subsidiaries and one investee which is accounted for by the equity method. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

Name of Subsidiary	Country of Incorporation	Principal Activities

Advantest Laboratories Ltd.	Japan	Research and development of measuring and testing technologies

Advantest Customer Support Corporation*	Japan	Maintenance service of Advantest’s products

Advantest Manufacturing, Inc.*	Japan	Manufacture of Advantest’s products

Japan Engineering Co., Ltd.	Japan	Development, manufacture and sales of Advantest’s products

Advantest Finance Inc.	Japan	Leasing of Advantest’s products

Advantest America, Inc.	U.S.	Sales of Advantest’s products

Advantest Europe GmbH	Germany	Development and sales of Advantest’s products

Advantest Taiwan Inc.	Taiwan	Sales of Advantest’s products

Advantest (Singapore) Pte. Ltd.	Singapore	Sales of Advantest’s products

Advantest Korea Co., Ltd.	Korea	Sales support of Advantest’s products

Advantest (Suzhou) Co., Ltd.	China	Sales support of Advantest’s products

*	Advantest plans to merge its consolidated subsidiaries, Advantest Manufacturing, Inc. and Advantest Customer Support Corporation as of July 1, 2010. Through the merger, Advantest aims to review their R&D, manufacturing, sales, and maintenance service processes to further align them with Advantest’s customer requirements, speeding up the implementation of its management strategy and seeking greater business efficiency.

Each of the subsidiaries listed above is a direct or indirect wholly-owned subsidiary of the Company.

4.D.	PROPERTY, PLANTS AND EQUIPMENT

Set forth below is a list of each of Advantest’s material properties, the use and location of the property and the approximate size of the property on which the facility is located.

Name	Location	Approximate Size (m2)	Use
Gunma R&D Center	Gunma, Japan	250,887	Research and development of semiconductor and component test systems and mechatronics systems

Saitama R&D Center*	Saitama, Japan	85,817	Research and development for and manufacturing of mechatronics systems

Advantest Laboratory and Sendai Factory	Miyagi, Japan	66,904	Basic technology research, and research for and manufacturing of key devices installed in semiconductor and component test systems

Name	Location	Approximate Size (m2)	Use
Gunma Factory	Gunma, Japan	88,512	Manufacture of semiconductors and component test systems and test handlers

Gunma Factory 2	Gunma, Japan	93,112	Manufacture of semiconductor and component test systems and device interfaces

*	Effective March 23, 2010, Otone R&D Center changed its name to Saitama R&D Center.

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

The following discussion and analysis of Advantest’s financial condition and results of operations should be read with “Key Information—Selected Financial Data” and the audited consolidated financial statements as well as the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

Advantest manufactures and sells semiconductor and component test systems and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

The Semiconductor and Component Test System Segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines in the Semiconductor and Component Test System Segment include test systems for memory semiconductors and non memory semiconductors. Test systems for non memory semiconductors include test systems for SoC semiconductors, test systems for LCD driver ICs and test systems for semiconductors used in car electronics. This business segment is the most important segment, as a whole accounting for 61.2% of Advantest’s net sales in fiscal 2009.

The Mechatronics System Segment provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. This business segment accounted for 21.1% of Advantest’s net sales in fiscal 2009.

The Services, Support and Others Segment consists of comprehensive customer solutions provided in connection with the Semiconductor and Component Test Systems and Mechatronics System Segments, support services, equipment lease business and others. This segment accounted for 22.2% of Advantest’s net sales in fiscal 2009.

Semiconductor and Component Test System Segment

The market for semiconductor and component test systems is subject to high demand volatility, is competitive, and depends on capital expenditures of customers. Their capital expenditures depend, to a large extent, on:

•	demand for semiconductors and electronic components;

•	innovation in semiconductor and electronic component technology; and

•	changes in semiconductor and electronic component manufacturing processes.

The business environment of the Semiconductor and Component Test System Segment was challenging at the beginning of fiscal 2009. The semiconductor manufactures were impacted by the global economic downturn, that resulted in reduction of capital expenditures. The semiconductor manufactures gradually resumed capital expenditures as semiconductor prices rose and equipment utilization rates climbed, driven by increased demand for personal computers, flat-screen TVs, and cellular phones and Advantest’s orders improved significantly year on year. However, primarily due to the low level of orders in the second half of fiscal 2008, net sales decreased by 33.8% from fiscal 2008 to ¥32,572 million. For a detailed discussion of these factors, see “Information on the Company—Business Overview—Industry Overview.”

The test systems for memory semiconductor market of this segment was in an extremely challenging environment at the beginning of fiscal 2009, as memory semiconductor manufactures continued to take a cautious stance on capital expenditures. However, the upturn in personal computer demand left manufacturers struggling to keep up with demand, raising concerns with respect to potential DRAM shortages. Prices for DDR3-DRAM and other DRAM devices rose, encouraging memory semiconductor manufactures to resume capital expenditures, which led to an increase in orders for memory test systems towards the end of fiscal 2009. However, sales remained weak mainly due to the impact of weak orders carried over from the second half of fiscal 2008.

In the test systems for non memory semiconductor market, orders for MPU test systems continued to be robust and demand for LCD driver integrated circuits test systems and consumer SoC test systems also expanded in the second half of fiscal 2009, as the global recovery stimulated demand for consumer electronics including LCD TVs, cellular phones, and notebook computers. However, sales remained weak mainly due to the impact of weak orders carried over from the second half of fiscal 2008.

Advantest believes that price pressure with respect to semiconductor and component test systems tends to be the strongest during periods when semiconductor manufactures are subject to price pressure despite an increase in demand for their products. Advantest continues to face significant price pressure. Even when the semiconductor industry experienced a recovery, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on its products and restriction on capital expenditure.

Mechatronics System Segment

Demand for Advantest’s test handlers also improved sharply during the second half of fiscal 2009, supported by increased activity in the DDR3-DRAM and analog integrated circuits market. However, the steep drop in orders in the second half of fiscal 2008 kept sales at a low level for fiscal 2009.

Mainly as a result of the above, net sales of the Mechatronics System Segment totaled ¥11,237 million in fiscal 2009, a 21.9% decrease compared to that of fiscal 2008.

Services, Support and Others Segment

In the Services, Support and Others Segment, Advantest has focused on maintenance services such as installation and repair of Advantest’s products and lease and rental services of its products as a part of Advantest’s effort to provide customers with comprehensive solutions. This Segment did not perform strongly in fiscal 2009 as volumes declined in customer utilization rates of testing equipment, and net sales decreased by 25.1% compared to fiscal 2008 to ¥11,838 million in fiscal 2009.

Non-recurring Charges Related to Cost Reduction Initiatives

In response to concerns over the prolonged deterioration of Advantest’s business environment in fiscal 2008, Advantest implemented an organizational restructuring to strengthen its management structure by undertaking certain actions to streamline its operations and change its organization to return to profitability in the future. In connection with the restructuring, Advantest recognized non-recurring charges, consisting of inventory write-down of ¥8,715 million incurred as a result of the rapid deterioration of the market, additional voluntary retirement benefit costs amounting to ¥5,064 million resulting from the early retirement of certain employees, and impairment losses on long-lived assets and goodwill of ¥13,866 million in fiscal 2008.

The inventory write-down of ¥8,715 million is included in cost of sales, and the additional voluntary retirement benefit costs of ¥5,064 million are included in restructuring and impairment charges. Impairment losses on long-lived assets of ¥5,142 million, which are related to production facilities, are included in cost of sales, and the remaining impairment losses of long-lived assets and goodwill of ¥8,724 million are included in restructuring and impairment charges as part of operating expenses in the accompanying consolidated statements of operations.

These actions were non-recurring in nature and represented a significant change in Advantest’s businesses. However, such organizational restructuring and related charges were not exit or disposal activities. Advantest neither anticipates nor has exited businesses or discontinued product lines. Advantest did not incur costs associated with involuntary, one-time termination benefits, cancellation of contractual arrangements such as operating leases, or expenses associated with consolidation or integration of subsidiaries.

Significant assumptions and methodology with respect to the voluntary termination benefits and impairment losses on long-lived assets and goodwill are discussed further in the section on critical accounting policies and estimates.

In fiscal 2007 and 2009, Advantest did not incur non-recurring charges related to cost reduction initiatives.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥30,507 million, ¥23,713 million and ¥17,896 million or 16.7%, 30.9% and 33.6% of net sales, in fiscal 2007, 2008 and 2009, respectively.

Personnel

As of March 31, 2010, Advantest had a total of 3,151 full-time employees, a decrease of 36 persons, or 1.1%, compared to that of March 31, 2009.

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

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. The strengthening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has the opposite effect. In fiscal 2007, the Japanese yen strengthened significantly against the U.S. dollar, with the exchange rate moving from the ¥120 mark to around ¥100. In the second half of fiscal 2008, the Japanese yen strengthened rapidly, with the U.S. dollar depreciating below ¥90 to the dollar at one point, but subsequently, the Japanese yen depreciated to the high ¥90s to the dollar toward the end of the fiscal year. In fiscal 2009, the Japanese yen started from the high ¥90s and strengthened gradually against the U.S. dollar to the ¥80s during the third quarter of the fiscal year, yet the Japanese yen depreciated to the low ¥90s to the dollar toward the end of the fiscal year.

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

For equipment sales involving software that is more than incidental to the product, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection of the related receivable is probable. Revenue for the separate elements is only recognized when the functionality of the undelivered element is not essential to the delivered element.

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

Multiple deliverables

Advantest accounts for multiple element arrangements that consist of non-software or software-related products in accordance with multiple element revenue recognition guidance and industry specific accounting guidance for software and software related transactions.

Advantest obtains and utilizes objective evidence (Vendor-Specific Objective Evidence (VSOE) for software-related products) of fair value to allocate revenue to elements in multiple element arrangements and recognizes revenue when the criteria for revenue recognition have been met for each element. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of objective evidence of fair value of a delivered element, Advantest allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

Inventories

Advantest’s inventories consist of on-hand inventory, including inventory located at customer sites, and inventory that is on-order and subject to a contract that is non-cancelable. Advantest states its inventories at the lower of cost or market. Cost is determined using the average cost method. Advantest determines the market for finished goods by determining net realizable value and for raw materials by identifying replacement cost. Advantest reviews its inventories and determines the appropriate amount of any inventory write-downs periodically based on these reviews. Write-downs occur from the discontinuation of product lines, inventory in excess of estimated usage, the release of new products which renders inventory obsolete and declines in net realizable value of Advantest’s inventory leased to customers. Advantest recognizes inventory write-downs in cost of sales. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2010 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Advantest’s inventories increased by ¥6,853 million, or 70.4%, during fiscal 2009 to ¥16,590 million as of March 31, 2010 due to improvements in backlogs of orders.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

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

Depreciation expense was ¥8,216 million, ¥8,035 million and ¥4,101 million for the fiscal years 2007, 2008 and 2009, respectively.

Impairment of Long-Lived Assets

Advantest evaluates the impairment of long-lived assets and certain identifiable intangibles with definite useful lives by reviewing for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the fourth quarter of fiscal 2008, Advantest made significant adverse changes to its business forecast and cash flows to be generated by its test systems for non memory semiconductor business and mechatronics semiconductor business in the future mainly reflecting the deteriorated semiconductor markets including bankruptcy of major semiconductor manufacturers as well as in anticipation for a delayed recovery in the market. These events and macroeconomic trends led to a significant decline in Advantest’s operating results for fiscal 2008 when compared to fiscal 2007. Accordingly, Advantest evaluated the ongoing value of the long-lived assets, including buildings, machinery and equipment, related to its test systems for non memory semiconductor business and mechatronics business.

In our impairment assessments, Advantest took into consideration the structure of its organization and vertical integration of different aspects of its non memory test systems and mechatronics systems businesses. Advantest’s decision to group assets reflects the inter-connectivity of its manufacturing, distribution and selling efforts for different types of products and services. To assess whether long-lived asset groups are impaired when an impairment indicator exists, Advantest first estimated undiscounted cash flows. Advantest determined its estimates of undiscounted cash flows applying an in-use premise for its asset groups. Advantest identified a primary asset within each asset group and projected cash flows over the remaining useful life of the primary asset. To develop its projections of cash flows, Advantest used proprietary knowledge and judgments about its customers’ production plans and capital expenditure trends. Additionally, Advantest considered the impact of reduced headcount resulting from the voluntary special termination benefit offer. Advantest’s estimates of cash flows reconcile to those used for recoverability of other assets.

Based on this evaluation, Advantest determined that long-lived assets of production facilities with land, buildings, machinery and equipment, tools, furniture and fixtures that were held and used primarily in its non-memory test systems and mechatronics systems businesses were no longer recoverable and were in fact impaired, and wrote such assets down to their estimated fair value. Advantest used present value techniques to estimate fair value of the asset groups. Impairment losses were calculated based on excess of the carrying amount of the long-lived asset over its fair value.

The amounts of the impairment losses for those long-lived assets included in cost of sales and operating expenses in the accompanying consolidated statements of operations for fiscal 2008 were ¥5,142 million and ¥7,943 million, respectively. Fair value was measured mainly based on expected future cash flows to be generated by those asset groups, discounted at the risk-free interest rate. In fiscal 2007 and 2009, Advantest did not incur impairment of long-lived assets.

Trade Receivables

Advantest’s trade receivables, less allowance for doubtful accounts was ¥15,930 million as of March 31, 2010, as compared with ¥10,415 million as of March 31, 2009. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected.

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

At the end of fiscal 2009, Advantest decreased its allowance for doubtful accounts to ¥246 million, a decrease of ¥339 million from fiscal 2008. A reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the accounting period during which such collection takes place. Conversely, additional allowances may be necessary in the future if conditions in the industries of some of Advantest’s customers do not improve in the near-term.

Accrued Warranty Expenses

Advantest’s products are generally subject to a product warranty. In addition, under certain circumstances, Advantest is responsible for the repair of defective components and parts. Advantest provides an allowance for estimated product warranty expenses when product revenue is recognized as part of its selling, general and administrative expenses. The allowance for estimated product warranty expenses represents management’s best estimate at the time of sale of the total costs that Advantest will incur to repair or replace components or parts that fail while still under warranty. Advantest records its allowance for estimated product warranty expenses based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred. The foregoing evaluations are inherently uncertain as they require estimates as to maintenance costs and failure rates related to different product lines. Consequently, actual warranty costs may differ from the estimated amounts and could result in additional product warranty expenses. If actual warranty costs significantly exceed the amount of Advantest’s allowance for product warranty expenses, it would negatively affect the future results of operations of Advantest. Accrued warranty expenses were ¥2,802 million at March 31, 2010, a decrease of ¥9 million from ¥2,811 million at March 31, 2009.

Stock-Based Compensation

Advantest applies the fair-valued-based method of accounting for stock-based compensation and recognizes stock-based compensation expense in the consolidated statements of operations. The cost of employee services received in exchange for an award of equity instrument is measured based on the grant-date fair value of the stock options granted to employees. The cost is recognized on a straight line basis over the period during which an employee is required to provide service in exchange for the award. The Black Scholes pricing model is used to estimate the value of the stock options.

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

Advantest has recorded ¥858 million, ¥248 million and ¥143 million as stock-based compensation expense in fiscal 2007, 2008 and 2009, respectively.

Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have unfunded retirement and severance plans (point-based benefits system). Under a point-based benefits system, the benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance.

The Company and certain of its subsidiaries also have a defined benefit corporate pension plan covering substantially all employees. Under the cash balance pension plan, the benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance with a certain interest rate calculated based on the upper and lower limit of a market interest rate.

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

Advantest has recorded ¥1,216 million, ¥1,987 million and ¥2,158 million as benefit cost in fiscal 2007, 2008 and 2009, respectively.

During the fourth quarter of fiscal 2008, as part of cost reduction measures under the rapidly deteriorated business environment, Advantest offered its employees an early retirement program under which special lump-sum termination benefits were provided to employees who applied. Advantest recognized a liability and an expense when employees accepted the offer and the amount was reasonably estimated. All of the employees who applied for the program terminated their employment prior to March 31, 2009, and were paid out in April 2009. Advantest recorded a voluntary termination benefit of ¥5,064 million for the program. The termination benefit is included in restructuring and impairment charges in the accompanying consolidated statements of operations.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of valuation allowance. The net (decreases) increases in valuation allowance were ¥0, ¥ 48,015 million and ¥ 3,274 million for fiscal years 2007, 2008 and 2009, respectively.

At March 31, 2009, Advantest recorded on its consolidated balance sheet, deferred tax assets of ¥49,592 million of which ¥18,169 million represents net operating losses, or NOL, carryforwards available to offset future taxable income. Advantest also established a valuation allowance of ¥48,015 for deferred tax assets were not considered to be realizable based upon projections for future taxable income. As a result, net deferred tax assets were ¥1,577 million. At March 31, 2010, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥52,922 million of which ¥27,231 million represents NOL. Advantest has also recorded a valuation allowance of ¥51,289 million, as a result, net deferred tax assets were ¥1,633 million. Net operating loss carryforwards utilized were ¥1,046 million, ¥0 and ¥2,421 million in fiscal years 2007, 2008 and 2009, respectively.

The amount of the deferred tax assets were considered realizable, however, could be changed in the near term if estimates of future taxable income are revised and such effect on the company’s consolidated financial position and results of operations could be significant.

Income Taxes

Advantest recognizes the financial statement effects of tax positions when they are more likely than not, based on technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon settlement. Advantest recognizes interest and penalty accruals related to unrecognized tax benefits in income taxes in the consolidated statements of operations.

Fair Value

Investment securities

The fair value of available-for-sale equity securities is based on quoted market prices at the reporting date for those investments. The fair value of available-for-sale debt securities is based on unobservable inputs as the market for the assets was not active at the measurement date.

Plan assets

Plan assets are comprised principally of listed equity securities, pooled funds, hedge funds and investments in life insurance company’s general accounts. Listed equity securities is based on quoted market prices on the reporting date for those investments. Pooled funds and hedge funds are valued at their net asset values which are calculated by the sponsors of the funds. Investments in life insurance company’s general accounts are valued at conversion value.

Results of Operations—Fiscal 2009 Compared with Fiscal 2008

Net Sales

Advantest’s net sales decreased by ¥23,427 million, or 30.6%, compared with fiscal 2008, to ¥53,225 million in fiscal 2009. This decrease was primarily due to the global downturn sharply restricted capital expenditures by semiconductor manufactures in the semiconductor industry and a drop in orders seen in late fiscal 2008. The estimated effect of changes in exchange rates during fiscal 2009 was to decrease Advantest’s net sales by ¥2,556 million.

The following is a discussion of net sales for Advantest’s Semiconductor and Component Test System, Mechatronics System and Services, Support and Others Segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2009, net sales of Advantest’s Semiconductor and Component Test System Segment accounted for 61.2% of total net sales. Net sales of Advantest’s Semiconductor and Component Test System Segment decreased by ¥16,644 million, or 33.8%, compared with fiscal 2008, to ¥32,572 million in fiscal 2009. The estimated effect of changes in exchange rates during fiscal 2009 was to decrease Advantest’s net sales in its Semiconductor and Component Test System Segment by ¥1,399 million.

Net sales of test systems for memory semiconductors in fiscal 2009 decreased by ¥5,200 million, or 29.5%, compared with fiscal 2008 to ¥12,444 million. This decrease was mainly due to lower than expected demand for Advantest’s DRAM semiconductor test systems especially for the T5300 series front-end test systems, reflecting lower capital expenditures by semiconductor manufacturers.

Net sales of test systems for non memory semiconductors in fiscal 2009 decreased by ¥11,444 million, or 36.2%, compared with fiscal 2008 to ¥20,128 million. This decrease was mainly due to weak sales of T2000 series test systems for SoC semiconductors.

Mechatronics System Segment

Net sales of the Mechatronics System Segment including test handlers and device interfaces decreased by ¥3,151 million, or 21.9%, compared to fiscal 2008 to ¥11,237 million in fiscal 2009.

The weak results for test systems for memory and non memory semiconductors also weakened demand for test handlers and device interface products, which are used together with semiconductor and component test systems. In particular, the downturn in the DRAM market led to a significant decline in demand for back-end test handlers. Furthermore, low nano-technology sales also contributed to decrease in net sales of the Mechatronics System Segment.

Services, Support and Other Segment

Net sales of the Services, Support and Other Segment decreased by ¥3,977 million, or 25.1%, compared with fiscal 2008 to ¥11,838 million in fiscal 2009, mainly due to a decline in demand for maintenance services reflecting the weak performance of the semiconductor market. The main businesses in the Services, Support and Others Segment for fiscal 2009 were maintenance services and leasing and rentals.

Geographic Markets

Advantest experienced a decrease of 30.6% in its net sales in fiscal 2009, which was mostly effected by decline in sales, in Japan and the Americas.

Net sales in Japan significant decreased by ¥12,758 million, or 51.6%, compared with fiscal 2008 to ¥11,976 million in fiscal 2009. This decrease was primarily due to weak sales of test systems for non memory semiconductors used for digital consumer device integrated circuits, effected by the decrease in capital expenditure by semiconductor manufacturers in light of the increasing uncertainty pertaining to demand for end products stemming from further slowdown of the economy.

Net sales in the Americas decreased by ¥6,829 million, or 58.1%, compared with fiscal 2008 to ¥4,930 million in fiscal 2009. This decrease was primarily due to restraint in capital expenditure by major semiconductor manufacturers for T2000 modules. The estimated effect of changes in exchange rates during fiscal 2009 was to decrease Advantest’s net sales in the Americas by approximately ¥487 million.

Net sales in Europe decreased by ¥707 million, or 24.9%, compared to fiscal 2008 to ¥2,137 million in fiscal 2009 mainly due to low demand of test systems for semiconductors. The estimated effect of changes in exchange rates during fiscal 2009 was to decrease Advantest’s net sales in Europe by approximately ¥205 million.

Net sales in Asia (excluding Japan) decreased by ¥3,133 million, or 8.4%, compared with fiscal 2008 to ¥34,182 million in fiscal 2009. Net sales in Korea decreased by ¥3,740 million, or 26.6% compared with fiscal 2008. This decrease was primarily due to restraint in capital expenditures by semiconductor manufacturers resulting from the slowing economy. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) decreased by ¥1,958 million, or 15.1%, compared with fiscal 2008. This decrease resulted from lower sales of test systems for semiconductors. On the other hand, net sales in Taiwan in fiscal 2009 increased by ¥2,565 million, or 25.0%, compared with fiscal 2008, reflecting a relatively rapid recovery of demand for test systems for semiconductors compared to other regions. The estimated effect of changes in exchange rates during fiscal 2009 was to decrease Advantest’s net sales in Asia by approximately ¥1,847 million.

Advantest’s overseas sales as a percentage of total sales was 77.5% for fiscal 2009, compared with 67.7% for fiscal 2008.

Operating Expenses

In fiscal 2009, Advantest’s operating expenses decreased by ¥61,245 million, or 48.6%, compared with fiscal 2008 to ¥64,864 million.

In fiscal 2009, cost of sales decreased by ¥29,540 million, or 52.0%, compared to fiscal 2008 to ¥27,297 million. This decrease was attributed to a ¥23,427 million decrease in net sales and an one-time expenses relating to the structural reform in the amount of ¥13,857 million, including inventory write-down of ¥8,715 million and impairment loss on long-lived assets of ¥5,142.

In fiscal 2009, research and development expenses decreased by ¥5,817 million, or 24.5%, compared to fiscal 2008 to ¥17,896 million. This decrease in research and development expenses reflects focusing on certain research and development projects as well as the decrease in personnel expenses achieved through voluntary retirement, non-renewal of contracts for temporary employees, and reduction of bonuses, along with the impairment loss on long-lived assets in fiscal 2008 resulting in the decline in depreciation for fiscal 2009.

In fiscal 2009, selling, general and administrative expenses decreased by ¥12,100 million, or 38.1%, compared to fiscal 2008 to ¥19,671 million. This decrease primarily reflect the effects of the decrease in personnel expenses achieved through voluntary retirement, non-renewal of contracts for temporary employees, and reduction of bonuses.

In fiscal 2008, Advantest recorded a one-time expense for restructuring and impairment loss in an amount of ¥13,788 million. This amount was comprised of restructuring and impairment loss on long-lived assets of ¥8,724 million and costs related to the early retirement program amounting to ¥5,064 million.

Operating Income

In fiscal 2009, operating income improved by ¥37,818 million, compared to fiscal 2008, to a loss of ¥11,639 million.

Other Income and Expenses

In fiscal 2009, interest and dividend income decreased by ¥1,578 million, or 73.2%, compared with fiscal 2008 to ¥579 million. This decrease reflects the decrease in interest income caused primarily by a decrease of cash and cash equivalents and a decline of interest rates.

In fiscal 2009, interest expenses decreased by ¥7 million, or 63.6%, compared with fiscal 2008 to ¥4 million.

In fiscal 2009, impairment loss on investment securities decreased by ¥3,194 million compared with fiscal 2008 to ¥316 million reflecting the recovery of stock prices.

In fiscal 2009, other non-operating income improved by ¥3,394 million, compared with fiscal 2008, to an income of ¥1,454 million. This improvement was primarily due to an increase in the effects of foreign currency exchange by ¥3,368 million compared with fiscal 2008 to ¥1,072 million in fiscal 2009. Currency exchange profits/losses represent the difference between the value of foreign currency-denominated sales, translated at prevailing exchange rates, and either (i) the value of sales amounts settled during the fiscal year, including those settled using foreign exchange forward contracts, or (ii) the value of cash and cash equivalents, accounts receivable and payables outstanding remeasured at the exchange rate in effect at March 31, 2010.

Income Taxes

In fiscal 2009, Advantest’s effective tax rate was negative 14.7%, as the Company did not record tax benefits on pretax losses; the tax rate for fiscal 2008 was negative 41.7%. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 40.5% for fiscal 2009. The difference between the statutory tax rate of 40.5% in fiscal 2009 and the effective tax rate of negative 14.7% in fiscal 2009 was mainly due to the effects of the valuation allowance for deferred tax assets. For a more detailed discussion on income taxes of Advantest in fiscal 2009 and fiscal 2008, see note 12 to Advantest’s consolidated financial statements.

Net Income

In fiscal 2009, Advantest’s net income improved by ¥63,448 million, compared to fiscal 2008, to a loss of ¥11,454 million.

Other Comprehensive Income (Loss)

In fiscal 2009, Advantest’s other comprehensive income (loss), net of tax, improved by ¥6,700 million compared to fiscal 2008, to a loss of ¥272 million. This improvement was primarily due to a ¥6,501 million increase in pension liability adjustments from a loss of ¥4,935 million in fiscal 2008 to an income of ¥1,566 million. No tax effect was recognized on the pension liability adjustments recorded in the other comprehensive income (loss).

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

Net sales of test systems for non memory semiconductors decreased by ¥7,140 million, or 18.4%, compared with fiscal 2007 to ¥31,572 million in fiscal 2008. This decrease was reflecting weak sales, primarily in Japan, Korea and Taiwan, of T6500 series test systems for SoC semiconductors and the T6300 series test systems for non memory semiconductors used for LCD driver integrated circuits, affected by price competition of digital consumer devices.

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

Services, Support and Other Segment

Net sales of the Services, Support and Other Segment decreased by ¥3,529 million, or 18.2%, compared with fiscal 2007 to ¥15,815 million in fiscal 2008, mainly due to a decline in demand for maintenance services reflecting the weak performance of the semiconductor market. Main businesses in the Services, Support and Others Segment for fiscal 2008 were maintenance services and leases and rentals.

Geographic Markets

Advantest experienced a decrease of 58.1% in its net sales in fiscal 2008, which was greatly affected by decline in sales, especially in Taiwan, Japan and Korea.

Net sales in Japan decreased by ¥31,298 million, or 55.9%, compared with fiscal 2007 to ¥24,734 million in fiscal 2008. This decrease was primarily due to weak sales of test systems for non memory semiconductors used for digital consumer device integrated circuits, affected by the decrease in capital expenditure by semiconductor manufacturers in light of the increase in uncertainty pertaining to demands for end products stemming from further slowdown of the economy.

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

In fiscal 2008, cost of sales decreased by ¥32,000 million, or 36.0%, compared to fiscal 2007 to ¥56,837 million. This decrease was attributed to the decrease of ¥106,115 million in net sales, however, this has been partially offset by inventory write-down of ¥8,715 million and one-time expenses relating to the structural reform, such as impairment loss on long-lived assets of ¥5,142 million out of total impairment losses on long-lived assets and goodwill of ¥13,866 million. The deterioration of sales cost ratio resulted from lowered capacity utilization reflecting reductions in sales and changes in product mix.

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

In fiscal 2008, Advantest recorded a one-time expense for restructuring and impairment loss in an amount of ¥13,788 million. This amount is comprised of restructuring and impairment loss on long-lived assets and goodwill of ¥8,724 million and costs related to the early retirement program amounting to ¥5,064 million.

Operating Income

In fiscal 2008, operating income decreased by ¥72,173 million, compared to fiscal 2007, to a loss of ¥49,457 million.

Other Income and Expenses

In fiscal 2008, interest and dividend income decreased by ¥1,642 million, or 43.2%, compared with fiscal 2007 to ¥2,157 million. This decrease reflected the decrease in interest income caused primarily by a decline in U.S. dollar interest rates.

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

Income Taxes

In fiscal 2008, Advantest’s effective tax rate was negative 41.7%, as the Company did not record tax benefits on pretax losses while that tax rate for fiscal 2007 was 29.3%. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 40.4% for fiscal 2008. The difference between the statutory tax rate of 40.4% in fiscal 2008 and the effective tax rate of negative 41.7% in fiscal 2008 was mainly due to the difference of applicable amount of valuation allowance for deferred tax assets and the availability of tax credits for research and experimental expenses. For a more detailed discussion on income taxes of Advantest in fiscal 2008 and fiscal 2007, see note 12 to Advantest’s consolidated financial statements.

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

Advantest’s cash and cash equivalents balance decreased by ¥9,016 million in fiscal 2009 to ¥96,439 million as of March 31, 2010. As of March 31, 2010, approximately 72% of Advantest’s cash and cash equivalents were held in Japanese yen.

Net cash used by operating activities was ¥17,746 million in fiscal 2009 mainly reflecting the recording of a net loss of ¥11,454 million resulting from a decrease of sales, increase in inventory of ¥6,942 million resulting from increase in orders received and sales in the second half of the fiscal 2009, and an increase in accounts receivable of ¥5,457 million. Net cash provided by operating activities decreased by ¥20,103 million in fiscal 2009 compared to ¥2,357 million in net cash provided by operating activities in fiscal 2008. The main reason for the decrease in fiscal 2009 was the increase in accounts receivable and an increase in inventory and a decrease in non-cash items such as expense for impairment loss, deferred tax and depreciation. The decrease, however, has been partially offset by the improvement in net loss by ¥63,448 million.

Net cash provided by investing activities was ¥10,824 million in fiscal 2009 mainly attributable to a decrease in short-term investments in the amount of ¥13,881 million. Net cash provided by investing activities in fiscal 2009 was a ¥43,331 million increase compared to net cash used in investing activities in the amount of ¥32,507 million in fiscal 2008. The main reason for the increase in fiscal 2009 was the ¥13,881 million decline in purchase of short-term investments in fiscal 2009 from the ¥26,210 million purchased in fiscal 2008.

Net cash used in financing activities was ¥1,803 million in fiscal 2009, mainly attributable to dividends paid in the amount of ¥1,796 million. Net cash used in financing activities in fiscal 2009 was a ¥7,127 million decrease compared to ¥8,930 million in fiscal 2008. The main reason for the decrease in fiscal 2009 was the dividends paid in the amount of ¥1,796 million in fiscal 2009 which was ¥8,924 million in fiscal 2008.

Net effect of exchange rate changes on cash and cash equivalents was unfavorable by ¥291 million in fiscal 2009, an improvement of ¥2,522 million compared to fiscal 2008.

Advantest has various retirement and severance plans for employees, including non-contributory defined benefit retirement and severance plans consisting primarily of the Employees Provident Fund (“EPF”) plan. As mentioned in Note 15 to the consolidated financial statements, in the balance sheet as of March 31, 2010, the amount of ¥13,765 million has been recognized as accrued severance and pension costs. Advantest has contributed to the EPF plan in accordance with the funding requirements of applicable Japanese governmental regulations. Although there is presently no immediate or significant near-term increase expected in cash funding requirements, Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the EPF were ¥1,791 million in fiscal 2008 and ¥689 million in fiscal 2009. And Advantest expects to contribute ¥1,644 million under the EPF in fiscal 2010.

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

Research and Development and Product Enhancement

In order to support technology on the leading-edge, Advantest undertakes research and development initiatives to develop products which play a central role in the area of measuring technologies to support electronics, information and communications, and semiconductor manufacturing. Advantest’s research and development focuses on the development of new products and the improvement of existing products. In particular, in the Semiconductor and Component Test System Segment, a large and ongoing investment in research and development is necessary in order to maintain market competitiveness and to provide many types of products that meet the various needs of the customers. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥30.5 billion in fiscal 2007, ¥23.7 billion in fiscal 2008 and ¥17.9 billion in fiscal 2009. Advantest employs over 1,000 engineers and other personnel in its research and development division.

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

As of March 31, 2010, Advantest had no material off-balance sheet arrangements.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as of March 31, 2010.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-Term Debt, including current portion	¥—	¥—	¥—	¥—	¥—
Operating Leases	1,292	361	380	131	420
Contractual Obligations	103	103	—	—	—

Total Contractual Cash Obligations	¥1,395	¥464	¥380	¥131	¥420

5.G.	SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	DIRECTORS AND SENIOR MANAGEMENT

Directors, Corporate Auditors and Executive Officers

Directors, corporate auditors and executive officers of the Company as of June 24, 2010 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Toshio Maruyama (April 17, 1948)	Chairman of the Board and Representative Director	4/1973	Joined Advantest Corporation
		6/1989	Director
		6/1995	Managing Director
		6/1999	Senior Managing Director
Senior Vice President, ATE Sales Group
		6/2001	Representative Director and President
		5/2003	Director, Environmental Management Center
		6/2003	Representative Director, President and COO
		5/2005	Director of Japan Electronics and Information Technology Industries Association (present position)
		6/2005	Representative Director, President and CEO
		5/2006	Director of the Association of Super-Advanced Electronics Technologies (present position)
		7/2008	SEMI Director (present position)
		3/2009	Senior Vice President, New Concept Product Initiative
		4/2009	Director, CSR & Environmental Affairs Promotion Center
		6/2009	Chairman of the Board and Representative Director (present position)
		7/2009	Director of Nippon Keidanren (present position)
Director of Semiconductor Equipment Association of Japan (present position)

Haruo Matsuno (February 14, 1960)	Representative Director, President and CEO	4/1984	Joined Advantest Corporation
		6/2006	Senior Vice President, Procurement Group
		6/2007	Senior Vice President, Procurement & Logistics Group
		1/2008	Senior Vice President, Production Group
		6/2008	Executive Officer
		6/2009	Representative Director, President and CEO (present position) Director, CSR & Environmental Affairs Promotion Center (present position)
		6/2010	Senior Vice President, New Concept Product Initiative (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Naoyuki Akikusa (December 12, 1938)	Director	4/1961	Joined Fuji Communication Apparatus Mfg. Co., Ltd.(currently Fujitsu Limited)
		6/1988	Director, Fujitsu Limited
		6/1991	Managing Director of Fujitsu Limited
		6/1992	Senior Managing Director, Fujitsu Limited
		6/1998	Representative Director and President, Fujitsu Limited
		6/2003	Representative Director and Chairman of the Board, Fujitsu Limited
		6/2003	Corporate Auditor of FANUC LTD
		6/2005	Corporate Auditor of Advantest Corporation
		6/2006	Director, Advantest Corporation (present position)
		6/2008	Senior Executive Advisor and Director of Fujitsu Limited
		6/2010	Senior Executive Advisor of Fujitsu Limited (present position)

Yasushige Hagio	Director	4/1972	Assistant Judge, Tokyo District Court
(November 24, 1947)		4/1982	Judge, Tokyo District Court
		4/1998	Instructor, Legal Training and Research Institute
		12/2003	Chief of the Shizuoka District Court
		6/2004	Registered as an attorney-at-Law
Joined Seiwa Patent office & Law (present position)
		6/2006	Director, Advantest Corporation (present position)

Yuichi Kurita (July 28, 1949)	Director, Senior Executive Officer Corporate Planning and Administration	4/1973	Joined Fujitsu Limited
		3/2001	Joined Advantest Corporation
		10/2001	General Manager, Investor Relations Office
		4/2002	Manager, Finance Department
		6/2003	Executive Officer
Vice President, Corporate Affairs Group
		6/2004	Vice President, Corporate Affairs Group (overseeing Finance)
Senior Vice President, Corporate Relations Group
		6/2005	Senior Vice President, Corporate Planning Group
		11/2006	Director, e-Shuttle, Inc. (present position)
		6/2007	Director, Managing Executive Officer
Corporate Affairs
		6/2008	Corporate Administration
Senior Vice President, Corporate Administration Group
Assistant Director (Administration), Environmental Management Center
In Charge of Corporate Ethics Office (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		4/2009	Assistant Director (Administration), CSR & Environmental Affairs Promotion Center (present position)
		6/2009	Corporate Planning and Administration (present position)
		6/2010	Director, Senior Executive Officer (present position)
Corporate Auditor, Tera Probe, Inc. (present position)

Hiroshi Tsukahara (August 26, 1950)	Director, Managing Executive Officer	4/1974	Joined Advantest Corporation
		6/2001	Director
		11/2001	Senior Vice President, DI Business Group
General Manager, DI Business Division
		6/2003	Executive Officer
		6/2005	Director, Fujitsu Interconnect Technologies Limited
Managing Executive Officer
		6/2006	Senior Vice President, 1st Test System Business Group
		6/2007	Director, Managing Executive Officer (present position)
Technology and Development
		6/2008	ATE Related Businesses
		6/2009	Technology Promotion
		6/2010	Advantest America Corporation (Holding Co.) Chairman of the Board (present position)

Hiroyasu Sawai (May 23, 1950)	Director, Managing Executive Officer Sales and Marketing	4/1974	Joined Advantest Corporation
		6/1997	General Manager of International ATE Sales Department
		6/1999	Director
		10/2000	General Manager, ATE International Account Sales Division
		6/2001	Vice President, ATE Sales Group
		6/2002	Manager, ATE Fabless Outsourcing Solution Business Department
		6/2003	Executive Officer
General Manager, ATE Systems Engineering Division
		6/2004	Vice President, ATE Business Group (overseeing SE)
		4/2005	Senior Vice President, SE Group
		6/2005	Managing Executive Officer
		6/2008	Director, Managing Executive Officer (present position)
Sales and Marketing (present position)
Senior Vice President, Sales and Marketing Group (present position)
General Manager, Sales Division 2

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		4/2009	Leader, Memory Account Sales Initiatives General Manager, Sales Division 3
		6/2010	Leader, Memory Account Sales Initiatives (present position)
General Manager, Sales Division 3 (present position)

Shinichiro Kuroe (March 30, 1959)	Director, Managing Executive Officer Test System Business	4/1981	Joined Advantest Corporation
		3/1998	Manager, 1st Product Development Department
		6/2000	Manager, Memory Tester Development Department
		6/2001	General Manager, Memory Tester Business Division
		4/2002	In Charge of Memory Tester Product, ATE Business Group
General Manager, 1st Memory Tester Business Division
		2/2003	General Manager, Memory Tester Business Division
		6/2005	Executive Officer
Vice President, Sales and Marketing Group
General Manager, Solution Business Division
		4/2007	General Manager, Soc Strategic Sales Team
		12/2007	General Manager, 1st SoC Tester Business Division
		6/2008	Senior Vice President, SoC Tester Business Group
		4/2009	Senior Vice President, Test System Business Group (present position)
General Manager, Memory Tester Business Division
		6/2009	Director, Managing Executive Officer (present position) Technology Development Group and Test System Business Group
		6/2010	Test System Business (present position)
General Manager, System Planning Division (present position)

Hitoshi Owada (March 26, 1946)	Standing Corporate Auditor	2/1970	Joined Advantest Corporation
		6/1991	Manager of Accounting Department
		6/1997	Director
		6/2000	Managing Director
		6/2001	Senior Vice President, Corporate Affairs Group
Senior Vice President, Auditing Group
		6/2003	Director, Managing Executive Officer
Corporate Affairs
		6/2007	Standing Corporate Auditor (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Yuri Morita (July 15, 1947)	Standing Corporate Auditor	4/1972	Joined Fujitsu Limited
		1/1994	Joined Benesse Corporation
		9/1995	Joined Advantest Corporation
		4/1996	Manager of Legal Department
		6/2000	Director
Senior Vice President, Export Control Division
		6/2001	Vice President, Corporate Affairs Group
		2/2003	Manager, General Affairs Department
		6/2003	Managing Executive Officer
Assistant Director, Environmental Management Center
Senior Vice President, Corporate Affairs Group
		3/2004	Assistant Director (overseeing Administration), Environmental Management Center
		4/2005	In Charge of Corporate Ethics Office
		6/2008	Standing Corporate Auditor (present position)

Megumi Yamamuro	Corporate Auditor	4/1974	Assistant Judge, Tokyo District Court
(March 8, 1948)		4/1984	Judge, Tokyo District Court
		4/1988	Instructor, Legal Training and Research Institute
		4/1997	Judge, Tokyo High Court
		7/2004	Registered as an attorney-at-Law
Joined CAST Law P.C. (currently SOGA URYU & ITOGA) (present position)
		10/2004	Professor, The University of Tokyo Graduate School of Law and Politics (present position)
		6/2005	Corporate Auditor, Fujitsu Limited (present position)
		6/2006	Corporate Auditor, Advantest Corporation (present position)
		6/2009	Corporate Auditor, NIFTY Corporation (present position)

Jiro Haneda	Corporate Auditor	4/1966	Joined Nihon Kangyou Bank, Limited
(October 3, 1943)		6/1996	Director, Kanematsu Corporation
		6/1998	Representative Director and Managing Director
		6/2000	Corporate Auditor, Kanematsu Electronics Ltd.
		3/2002	Corporate Auditor, Nippon Office Systems Ltd.
		6/2003	Representative Director and Senior Managing Director, Kanematsu Corporation
		3/2004	Standing Corporate Auditor, Nippon Office Systems Ltd.
		6/2007	Corporate Auditor, Advantest Corporation (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Hiroshi Nakamura (December 4, 1957)	Managing Executive Officer	4/1981	Joined Advantest Corporation
		6/1998	Manager, Business Accounting Department, Corporate Affairs Group
		6/2002	Manager, Accounting Department, Corporate Affairs Group
		6/2006	Executive Officer
Vice President, Corporate Affairs Group
		6/2007	Senior Vice President, Financial Group
Manager, Accounting Department, (present position)
		6/2008	Vice President, Corporate Administration Group
General Manager, Accounting and Finance Division
		6/2009	Managing Executive Officer (present position)
		6/2010	Senior Vice President, Corporate Administration Group (present position)

Yoshiaki Yoshida	Managing Executive Officer	4/1999	Joined Advantest Corporation
(February 8, 1958)			Director, Advantest Finance Inc.
		6/2000	Representative Director, Advantest Finance Inc.
		6/2006	Executive Officer
		6/2007	Vice President, Corporate Planning Group
		6/2008	Senior Vice President, Corporate Planning Group (present position)
		3/2009	Vice President, New Concept Product Initiative (present position)
		6/2009	Managing Executive Officer (present position)
		6/2010	General Manager, Launch Planning Group for Certification Association (present position)

Masao Shimizu	Managing Executive Officer System Solution Business	4/1973	Joined Advantest Corporation
(February 24, 1953)		4/2000	General Manager, SoC Tester Business Division
		6/2001	Director
		4/2002	General Manager, 1st SoC Tester Business Division
		6/2003	Executive Officer
		6/2004	Vice President, ATE Business Group (overseeing SoC Tester product)
		4/2005	Senior Vice President, 1st Test System Business Group
		6/2006	Senior Vice President, DI Business Group
General Manager, DI Business Division
		6/2007	Director, Fujitsu Interconnect Technologies Limited (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		4/2009	Vice President (DI), System Solution Business Group
General Manager, DI Business Division
		6/2009	General Manager, DI Solution Business Division Senior Vice President, System Solution Business Group (present position) General Manager, CE Support Division (present position)
		6/2010	Managing Executive Officer (present position)
System Solution Business (present position)

Hideaki Imada	Executive Officer	4/1978	Joined Advantest Corporation
(April 19, 1955)		4/2002	General Manager, 2nd SoC Tester Business Division
		2/2003	Leader, OAI Business Initiatives
		6/2003	Executive Officer (present position)
Vice President, ATE Sales Group
		4/2004	Vice President, Sales and Marketing Group
		6/2004	Vice President, Sales and Marketing Group (overseeing OAI)
		4/2005	Senior Vice President, 2nd Test System Business Group
General Manager, Product Design Initiatives 2
General Manager, Memory Tester Business Division
		6/2008	Senior Vice President, Memory Tester Business Group
		4/2009	Vice President (SE), System Solution Business Group
		6/2009	Senior Vice President, Production Group (present position)

Yasuhiro Kawata	Executive Officer	4/1974	Joined Advantest Corporation
(October 5, 1953)		6/2001	General Manager, ATE Product Engineering Division
		4/2002	General Manager, 2nd Memory Tester Business Division
		2/2003	General Manager, 2nd SoC Tester Business Division, ATE Business Group
		6/2005	Executive Officer (present position)
General Manager, 2nd SoC Tester Business Division, 1st Test System Business Group
		5/2007	Senior Vice President, Cost Planning Group
General Manager, Cost Planning Division
		6/2008	Senior Vice President, Quality Assurance Group (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
General Manager, Quality Assurance Division (present position)
Assistant Director (Technology), Environmental Management Center
		4/2009	Assistant Director (Technology), CSR & Environmental Affairs Promotion Center (present position)

Takashi Sugiura	Executive Officer	4/1979	Joined Advantest Corporation
(March 8, 1957)		9/1998	Manager, ATE Global Marketing Department
		6/2001	Manager, ATE SoC Solution Business Department
		10/2001	General Manager, Product Design Initiatives
		6/2002	General Manager, ATE Product Design Initiatives
		2/2003	General Manager, Product Design Initiatives
		6/2005	General Manager, Product Design Initiatives 1
Executive Officer (present position)
		6/2006	Senior Vice President, FA Business Group
General Manager, Handler Division
		6/2009	Vice President, Corporate Administration Group (present position)
General Manager, Legal and Intellectual Property Division (present position)
		4/2010	General Manager, Launch Planning Group for Certification Association (present position)

Takashi Sekino	Executive Officer	4/1982	Joined Advantest Corporation
(May 30, 1957)		4/1998	Manager, 1st R&D Department, ATE Technology Division
		6/1998	Manager, 2nd R&D Department, ATE 1st Technology Division
		6/2001	Manager, 3rd R&D Department, ATE 1st Technology Division
		11/2001	General Manager, ATE 1st Technology Division
		4/2005	General Manager, 1st Technology Division
		6/2006	Executive Officer (present position)
Vice President, Technology Development Group
		5/2007	Senior Vice President, Technology Development Group (present position)
		6/2009	General Manager, 3rd Technology Division

Sae Bum Myung	Executive Officer	4/1989	Joined Advantest Corporation
(September 16, 1954)		4/2004	Manager, International Sales Department 3
		6/2006	Representative Director and President, Advantest Korea Co., Ltd. (present position)
		6/2008	Executive Officer (present position)
Asia Sales, Sales and Marketing Group (present position)
		4/2009	Leader, Korea Account Sales Initiatives (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience

Soichi Tsukakoshi	Executive Officer	4/1983	Joined Advantest Corporation
(February 1, 1960)		4/2008	General Manager, Strategic Sales Division
		6/2008	Executive Officer (present position)
Vice President, Sales and Marketing Group (present position)
		1/2010	Leader, Domestic Account Sales Initiatives (present position)
General Manager, Sales Division 1 (present position)

Josef Schraetzenstaller	Executive Officer	11/1996	Joined Advantest (Europe) GmbH (currently Advantest Europe GmbH)
(June 16, 1957)		10/1997	Prokurist, Advantest (Europe) GmbH (currently Advantest Europe GmbH)
		4/2000	Managing Director, Advantest (Europe) GmbH (currently Advantest Europe GmbH) (present position)
		6/2008	Executive Officer, Advantest Corporation (present position)
Europe Sales, Sales and Marketing Group (present position)
		4/2009	Leader, EU Account Sales Initiatives (present position)

R. Keith Lee	Executive Officer	8/1984	Joined Takeda Riken America, Inc. (currently Advantest America, Inc.)
(December 15, 1955)		7/1996	General Manager, Custom Design Engineering, Advantest America, Inc.
		1/2004	Chairman of the Board, President and CEO, Advantest America, Inc. (present position)
Director, President and CEO, Advantest America Corporation (Holding Co.) (present position)
		6/2008	Executive Officer, Advantest Corporation (present position)
America Sales, Sales and Marketing Group (present position)
		4/2009	Leader, US Account Sales Initiatives (present position)

6.B.	COMPENSATION

Executive Compensation

The aggregate amount of compensation of all of the Company’s directors and corporate auditors was approximately ¥396 million during fiscal 2009. Of the foregoing, the aggregate amount of compensation for the Company’s directors (outside corporate directors excluded) was ¥324 million (¥261 million in fixed compensation and ¥63 million in qualifying stock options), ¥38 million for the Company’s auditors (outside corporate auditors excluded) (¥34 million in fixed compensation and ¥4 million in qualifying stock options) and ¥34 million for outside corporate directors and auditors (¥25 million in fixed compensation and ¥9 million in qualifying stock options). Compensation for directors and corporate auditors must be authorized by resolutions of the general meetings of shareholders. For a description of the Company’s equity-based compensation plans, see “—Share Ownership.”

The amounts of compensation for directors and corporate auditors set forth above include compensation paid in relation to stock options and fixed compensation paid to two directors who retired from their respective positions as of the closing of the 67th ordinary general meeting of shareholders, which was held on June 25, 2009.

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

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2008, March 31, 2009 and March 31, 2010.

	As of March 31,
	2008	2009	2010
Full-Time Employees	3,666	3,187	3,151
By Category of Activity:
Administrative	394	343	358
Sales	285	249	246
Customer Support	885	786	731
Manufacturing	832	578	579
Research and Development	1,144	1,120	1,139
Other	126	111	98
By Geographic Location:
Japan	2,898	2,413	2,413
Asia (excluding Japan)	463	410	400
Americas	205	179	173
Europe	100	185	165

Most regular employees of the Company and its subsidiaries in Japan are members of one of the five labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

During the fiscal year ended March 31, 2008, 2009 and 2010, Advantest had an annual average of 909, 565 and 217 temporary employees, respectively.

6.E.	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of the Company as of March 31, 2010 of each of the Company’s directors, corporate auditors and executive officers as of March 31, 2010.

Name of Record/Beneficial Owner	Number of Shares
Toshio Maruyama	158,324
Haruo Matsuno	53,957
Naoyuki Akikusa	25,396
Yasushige Hagio	25,880
Takashi Tokuno	106,501
Hiroshi Tsukahara	90,918
Yuichi Kurita	81,644
Hiroyasu Sawai	91,293
Shinichiro Kuroe	67,002
Hitoshi Owada	57,244
Yuri Morita	65,857
Megumi Yamamuro	21,353
Jiro Haneda	13,000
Yoshiro Yagi	79,980
Hiroshi Nakamura	68,088
Yoshiaki Yoshida	64,557
Masao Shimizu	60,000
Hideaki Imada	63,284
Yasuhiro Kawata	60,600
Takashi Sugiura	73,892
Takashi Sekino	62,510
Sae Bum Myung	31,000
Soichi Tsukakoshi	31,582
Josef Schraetzenstaller	54,000
R. Keith Lee	54,000

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of the Company.

The number of shares owned by the Company’s directors, corporate auditors and executive officers include options that are currently exercisable for 1,475,000 shares of the Company’s common stock. For a description of these options, see “Stock Option Plan” below. The number of shares of common stock owned by the Company’s directors, corporate auditors and executive officers reflects the number of shares that are owned through the director and corporate auditor stock ownership association and allocated to an individual director, corporate auditor or executive officer. For a description of this association, see “—Stock Ownership Associations.” For a description of the unit share system, see “Additional Information—The Unit Share System.”

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in June 2006, June 2007, June 2008, June 2009 and June 2010, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, corporate auditors, executive officers and employees of Advantest. The shareholders of the Company also approved the compensation amount of stock acquisition rights to be granted as stock options to directors and corporate auditors of the Company. The following table shows selected information related to these stock options. On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. The numbers of shares and exercise price have been restated to reflect the effects of the stock split.

	Thirteenth series	Fourteenth series	Fifteenth series
Date of grant	July 12, 2006	July 12, 2006	December 1, 2006
Number of shares to be issued/ delivered	360,000	1,218,000	8,000
Exercise price per share	¥5,880	¥5,880	¥6,218
Beginning of exercise period	April 1, 2007	April 1, 2007	April 1, 2007
End of exercise period	March 31, 2011	March 31, 2011	March 31, 2011
Number of directors, corporate auditors and executive officers of the Company	13	18	0
Number of other employees	0	184	3

	Sixteenth series	Seventeenth series	Eighteenth series
Date of grant	July 12, 2007	July 12, 2007	September 26, 2007
Number of shares to be issued/ delivered	184,000	593,000	2,000
Exercise price per share	¥5,563	¥5,563	¥5,563
Beginning of exercise period	April 1, 2008	April 1, 2008	April 1, 2008
End of exercise period	March 31, 2012	March 31, 2012	March 31, 2012
Number of directors, corporate auditors and executive officers of the Company	13	16	0
Number of other employees	0	182	1

	Nineteenth series	Twentieth series	Twenty-first series
Date of grant	February 28, 2008	July 10, 2008	July 10, 2008
Number of shares to be issued/ delivered	1,000	182,000	522,000
Exercise price per share	¥5,563	¥2,653	¥2,653
Beginning of exercise period	April 1, 2008	April 1, 2009	April 1, 2009
End of exercise period	March 31, 2012	March 31, 2013	March 31, 2013
Number of directors, corporate auditors and executive officers of the Company	0	13	15
Number of other employees	1	0	174

	Twenty-second series	Twenty-third series	Twenty-fourth series
Date of grant	April 1, 2009	July 10, 2009	July 12, 2010
Number of shares to be issued/ delivered	12,000	338,000	308,000
Exercise price per share	¥2,653	¥1,844	To be determined
Beginning of exercise period	May 1, 2009	April 1, 2010	April 1, 2011
End of exercise period	March 31, 2013	March 31, 2014	March 31, 2015
Number of directors, corporate auditors and executive officers of the Company	0	25	23
Number of other employees	8	0	0

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

Stock Ownership Associations

The Company’s director and corporate auditor stock ownership association is a partnership formed by the current and former directors, executive officers and corporate auditors of the Company for the purpose of acquiring the Company’s shares of common stock. Only current directors, executive officers and corporate auditors and company advisors that formerly were directors or corporate auditors of the Company may join the director and corporate auditor stock ownership association. The Company established its director and corporate auditor stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of a single unit, to that member. As of March 31, 2010, 28 current and former directors, executive officers, corporate auditors and company advisors were members of the director, executive officer and corporate auditor stock ownership association, and the association held 11,516 shares of the Company’s common stock. The Company also has an employee stock ownership association for other employees in Japan. As of March 31, 2010, the association had 560 members and held 310,116 shares of the Company’s common stock.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	MAJOR SHAREHOLDERS

As of March 31, 2010, 178,721,592 shares of the Company’s common stock were outstanding. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	20,142,792	10.09%
The Bank of Tokyo-Mitsubishi UFJ, Ltd., and its related entities	13,690,220	6.86%

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

The number of shares owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities held or were deemed to hold beneficially, as of May 10, 2010, 13,690,220 shares of the Company’s common stock.

Based on information made publicly available on or after April 1, 2007, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
Nomura Securities Co., Ltd. and its related entities	March 30, 2007	13,212,098	6.62%	(2,824,402)	10,387,696	5.21%
Nomura Securities Co., Ltd. and its related entities	May 15, 2007	10,387,696	5.21%	2,105,426	12,493,122	6.26%
Nomura Securities Co., Ltd. and its related entities	June 29, 2007	12,493,122	6.26%	2,055,956	14,549,078	7.29%
Nomura Securities Co., Ltd. and its related entities	July 13, 2007	14,549,078	7.29%	(2,969,400)	11,579,678	5.80%
Walter Scott & Partners Limited	October 22, 2007	—	—	—	10,008,360	5.02%
Nomura Securities Co., Ltd. and its related entities	November 15, 2007	11,579,678	5.80%	(2,721,771)	8,857,907	4.44%
Nomura Securities Co., Ltd. and its related entities	November 30, 2007	—	—	—	10,767,725	5.40%
Nomura Securities Co., Ltd. and its related entities	March 31, 2008	10,767,725	5.40%	3,661,941	14,429,666	7.23%
Deutsche Bank London Office and its related entities	March 31, 2008	—	—	—	10,975,630	5.50%
Nomura Securities Co., Ltd. and its related entities	April 15, 2008	14,429,666	7.23%	(4,257,900)	10,171,766	5.10%
Deutsche Bank London Office and its related entities	April 15, 2008	10,975,630	5.50%	(2,455,703)	8,519,927	4.27%
J.P.Morgan Whitefriars Inc. and its related entities	June 13, 2008	—	—	—	10,744,020	5.38%
The Goldman Sachs Group, Inc. and its related entities	July 31, 2008	—	—	—	10,449,931	5.23%
The Goldman Sachs Group, Inc. and its related entities	September 30, 2008	10,449,931	5.23%	(2,297,299)	8,152,632	4.08%
Walter Scott & Partners Limited	October 27, 2008	10,008,360	5.02%	(2,173,051)	7,835,309	3.93%
The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities	December 29, 2008	—	—	—	10,034,102	5.03%
J.P.Morgan Whitefriars Inc. and its related entities	January 30, 2009	10,744,020	5.38%	(1,232,000)	9,512,020	4.77%
The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities	July 27, 2009	10,034,102	5.03%	4,535,136	14,569,238	7.30%
J.P.Morgan Securities Ltd. and its related entities	December 15, 2009	—	—	—	10,712,896	5.37%
Nomura Securities Co., Ltd. and its related entities	January 29, 2010	10,176,766	5.10%	(3,061,933)	7,109,773	3.56%
J.P.Morgan Securities Ltd. and its related entities	May 31, 2010	10,712,896	5.37%	(1,490,751)	9,222,145	4.62%

As of March 31, 2010, the Company had 178,721,592 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for the Company’s ADSs, as of March 31, 2010, 1,901,143 shares of the Company common stock were held in the form of ADRs and there were two ADR holders of record in the U.S. According to the Company’s register of shareholders, as of March 31, 2010, there were 48,489 holders of common stock of record worldwide. As of March 31, 2010, there were 101 record holders of the Company’s common stock with addresses in the U.S., whose shareholdings represented 12.5% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of the Company’s shares of common stock entitles the holder to any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B.	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells products to and purchases parts from Fujitsu Limited, which owns approximately 11% of the voting rights of Advantest, and its subsidiaries. Advantest sells products to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥2,085 million in fiscal 2009 from the sale of products to Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥4,065 million in fiscal 2009. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥826 million as of March 31, 2010. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥2,372 million as of March 31, 2010. Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Akikusa, a Director of the Company since 2006, currently serves as a Senior Executive Advisor of Fujitsu Limited. Mr. Yamamuro, a Corporate Auditor of the Company since 2006, currently serves as a corporate auditor of Fujitsu Limited.

Loans

As of March 31, 2010, the Company has no outstanding loans to its directors and executive officers.

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

ITEM 9.    THE OFFER AND LISTING

9.A.	OFFER AND LISTING DETAILS

The following table sets forth for the periods shown the reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange and the ADSs on the New York Stock Exchange. The Company changed the ratio of ADSs to underlying shares on October 1, 2006. The prices below reflect the change in ratio. Details are included in the Company’s press release dated July 26, 2006.

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2006	¥7,750	¥3,660	$64.54	$34.72
2007	7,680	5,030	63.72	44.70
2008	5,770	2,070	48.47	19.45
2009	3,100	996	29.71	10.82
2010	2,615	1,423	28.07	15.14

Financial quarter ended/ending
June 30, 2008	3,100	2,235	29.71	21.06
September 30, 2008	2,660	2,050	24.73	19.22
December 31, 2008	2,240	996	20.55	10.82
March 31, 2009	1,666	1,122	17.09	11.90
June 30, 2009	1,910	1,423	19.28	15.14
September 30, 2009	2,550	1,581	27.80	17.72
December 31, 2009	2,525	1,864	27.97	21.50
March 31, 2010	2,615	2,033	28.07	23.25
June 30, 2010 (through June 18, 2010)	2,516	1,860	26.89	20.58

Month ended
December 31, 2009	2,500	1,864	27.06	22.87
January 31, 2010	2,615	2,253	28.07	24.61
February 28, 2010	2,305	2,033	25.64	23.25
March 31, 2010	2,358	2,084	25.43	23.83
April 30, 2010	2,516	2,316	26.89	25.40
May 31, 2010	2,375	1,950	25.94	21.85

9.B.	PLAN OF DISTRIBUTION

Not applicable.

9.C.	MARKETS

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

General

The Company’s authorized number of shares to be issued is 440,000,000 shares. The number of the Company’s issued share capital as of March 31, 2010, including treasury shares, was 199,566,770. All of the issued shares are fully paid and non-assessable.

The Company’s share registration agent is Tokyo Securities Transfer Agent Co., Ltd., located at 6-2, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan. The shares have no par value.

The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert their shareholders’ rights against the Company.

In January 2009, the share certificates of all Japanese companies listed on stock exchanges in Japan, including the common stock of the Company, were delisted and became subject to a new book-entry transfer system. Under the new system, the Company’s shares are administered by being recorded in a shareholder’s transfer account book at the Japan Securities Depositary Center, Inc. (“JASDEC”), which is a book-entry transfer institution, or at securities firms, banks and other account management institutions. JASDEC will provide the Company with information pertaining to the Company’s shareholders that it has collated from each of the relevant account management institutions as of March 31 and September 30, or at such time as the Company makes a request for information pertaining to its shareholders based on justifiable grounds. The Company will record or register such information received from JASDEC on its register of shareholders.

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

Dividends

Dividends—General

Under its articles of incorporation, the Company’s fiscal year closes on March 31 of each year, and year-end dividends, if any, are paid to shareholders (or registered pledgees thereof) of record at that date.

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

Record Date

March 31 of each year is the record date for the Company’s year-end dividends, if declared. A holder of shares constituting one or more whole units who is registered as a holder on the Company’s register of shareholders at the close of business as of March 31 is entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on that March 31. September 30 of each year is the record date for interim dividends, if declared. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

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

(3)	is eligible for benefits under the Treaty with respect to income and gain derived in connection with the Shares or ADSs.

If a partnership (including any entity treated as a partnership for U.S. federal income taxation purposes) holds the Shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding the Shares or ADSs is urged to consult its tax advisor.

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

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution made by the Company in respect of Shares or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the depositary, in the case of ADSs. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of Shares or ADSs will constitute income from sources outside the United States, and will generally be “passive category income” or, for certain U.S. Holders, “general category income”. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of the Company dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or if the U.S. Holder does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, as a deduction from such U.S. Holder’s taxable income. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential tax rates of U.S. federal income tax. Additionally, special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

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

Taxation of Capital Gains

In general, upon a sale or other taxable disposition of Shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those Shares or ADSs. A U.S. Holder generally will have an adjusted tax basis in the Shares or ADSs equal to their U.S. dollar cost. Subject to the PFIC rules discussed below, gain or loss recognized on the sale or other taxable disposition generally will be capital gain or loss and, if the U.S. Holder’s holding period for those Shares or ADSs exceeds one year, will be long-term capital gain or loss. Non-corporate U.S. Holders, including individuals, are currently eligible for preferential rates of U.S. federal income tax in respect of long-term capital gain at this time. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of Shares or ADSs generally will be treated as derived from U.S. sources for foreign tax credit purposes.

Deposits and withdrawals of Shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Companies (PFIC)

A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules, either (1) at least 75% of its gross income is passive income, or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and the composition of its income for the relevant tax year.

Based on current estimates of its income and assets, the Company does not believe that it will be a PFIC for its current taxable year, and intends to continue its operations in such a manner that it will not become a PFIC in the future. However, because the PFIC determination is made annually at the close of the taxable year, the Company can provide no assurance that it will not become a PFIC in the current or any future taxable year due to changes in its asset or income composition, a decrease in the price of its Shares (which is used as a measure of goodwill as an active asset) or for other reasons. If the Company becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Shares or ADSs and on certain “excess” distributions (generally distributions in excess of 125% of the average distribution over a three-year period, or, if shorter, the holding period for the Shares or ADSs). In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from the Company will not be eligible for the reduced U.S. federal income tax rates applicable to dividends described above if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year. The Company will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year. If a U.S. Holder holds Shares or ADSs in any taxable year in which the Company is a PFIC, such U.S. Holder generally will be required to file an information statement or form specified by the U.S. Department of the treasury with the IRS in each year that the Company is a PFIC.

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

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other taxable disposition of Shares unless (i) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder), or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 or more days in the taxable year of the disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, except in the case of certain exempt recipients (such as corporations), information reporting requirements will apply to dividends paid to a U.S. Holder in respect of Shares or ADSs, and to the proceeds received by a U.S. Holder upon the sale, exchange or redemption of Shares or ADSs within the United States or through certain U.S.-related financial intermediaries. Furthermore, backup withholding (currently at a rate of 28%) may apply to such payments or proceeds if a U.S. Holder fails to provide an accurate tax identification number and make appropriate certifications in the required manner.

Dividends paid to a Non-U.S. Holder in respect of Shares or ADSs, and proceeds received upon the sale, exchange or redemption of Shares or ADSs by a Non-U.S. Holder generally are exempt from information reporting and backup withholding under current U.S. federal income tax law. However, a Non-U.S. Holder may be required to provide certification under penalty of perjury to ensure that exemption. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. Holders, and on IRS Form W-8BEN, entitled Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (or other appropriate IRS Form W-8), in the case of Non-U.S. Holders.

Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment may generally be refunded or allowed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly and promptly furnished to the IRS in a timely manner.

Recent Legislative Developments

Newly enacted U.S. legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the Shares or ADSs) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Shares or ADSs.

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

Foreign Currency Exchange Rate Risk

The tables below summarize information as of March 31, 2010 and March 31, 2009 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Korean won, and forward contracts. The information in each table is presented in Japanese yen equivalents, which is the Company’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2010 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥18,612	¥7,031	¥719	¥549
Accounts receivable	4,992	251	857	791
Accounts payables and accruals	(1,051)	(363)	(390)	(346)

	As of March 31, 2009 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥24,584	¥5,840	¥1,178	¥664
Accounts receivable	6,020	421	273	143
Accounts payables and accruals	(1,601)	(862)	(205)	(98)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2010 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥257
Accounts receivable	219
Accounts payables and accruals	(4)

As of March 31, 2009 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥2,787
Accounts receivable	39
Accounts payables and accruals	(0)

Foreign Exchange Contracts

Advantest uses foreign exchange forward contracts and currency options to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables. Foreign exchange contracts generally have terms of several months. Foreign exchange forward contracts are presented by the notional balances with weighted average exchange rates. All of the foreign exchange forward contracts outstanding as of March 31, 2010 and March 31, 2009 are listed below.

	As of March 31, 2010
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥2,748	¥(24)	¥92.84
To sell Euro/receive yen	3	(0)	124.57
To sell yen/receive Euro	68	1	124.52
To sell U.S. dollars/receive Euro	188	(6)	1.3894
To sell Euro/receive U.S. dollars	22	0	1.3765

Total	¥3,029	¥(29)

	As of March 31, 2009
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive yen	¥493	¥4	¥98.67
To sell Euro/receive yen	40	(5)	115.90
To sell yen/receive Euro	56	1	128.63
To sell U.S. dollars/receive Euro	161	4	1.2972
To sell Euro/receive U.S. dollars	11	0	1.3335

Total	¥761	¥4

Interest Rate Risk

Advantest has no long-term debt obligations as of March 31, 2009 and 2010.

Securities Value Risk

The table below shows the acquisition price and fair value of securities that Advantest holds as of March 31, 2010 and March 31, 2009. Advantest does not hold or issue financial commodities with the purpose to trade. Advantest holds equity or debt securities as available-for-sale securities.

	As of March 31, 2009		As of March 31, 2010
	Acquisition Price	Fair Value	Acquisition Price	Fair Value
	(in millions)
Tradable Securities	¥2,890	¥3,015	¥2,833	¥4,232

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	DEBT SECURITIES

Not applicable.

12.B.	WARRANTS AND RIGHTS

Not applicable.

12.C.	OTHER SECURITIES

Not applicable.

12.D.	AMERICAN DEPOSITARY SHARES

Fees and Charges for Holders of American Depositary Receipts

JPMorgan Chase Bank, N.A. (“Depositary”), as depositary of the Company’s ADS, collects the following fees from holders of ADRs or intermediaries acting in their behalf. The Depositary may sell (by public or private sale) sufficient securities and property received prior to such deposit to pay such fees.

(a)	Depositing or substituting the underlying shares

Each person to whom ADSs are issued, will be charged U.S.$5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be).

(b)	Receiving or distributing dividends

A fee of U.S. $0.02 or less per ADS (or portion thereof) for any cash distribution made.

(c)	Selling or exercising rights

A fee for the distribution or sale of securities, being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged U.S.$5.00 for each 100 ADSs (or portion thereof) as a result of the deposit of such securities (treating all such securities as if they were shares of stock).

(d)	Withdrawing an underlying security

Each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason will be charged U.S.$5.00 for each 100 ADSs (or portion thereof) reduced, cancelled or surrendered (as the case may be).

(e)	Transferring, splitting or grouping receipts

A fee of U.S.$1.50 per ADR or ADRs for transfers made.

(f)	General depositary services, particularly those charged on an annual basis

A fee of U.S.$0.02 per ADS (or portion thereof) per year for the services performed by the Depositary in administering the ADRs (which fee shall be assessed against holders as of the record date or dates set by the Depositary not more than once each calendar year and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions).

(g)	Expenses of the Depositary

Such fees and expenses incurred by the Depositary (including without limitation expenses incurred on behalf of holders in connection with foreign exchange control regulations or any law or regulation relating to foreign investments) in connection with the delivery of deposited securities or otherwise to comply with the Depositary’s or its custodian’s compliance procedures, applicable law, rule or regulation.

(i)	stock transfer or other taxes and other governmental charges (which are payable by holders or persons depositing stock);

(ii)	cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering stock, ADRs or deposited securities (which are payable by such persons or holders);

(iii)	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

(iv)	expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars; and

(v)	any other charge payable by any of the Depositary, any of the Depositary’s agents, including, without limitation, the custodian, or the agents of the Depositary’s agents in connection with the servicing of the stock or other deposited securities.

Fees and Other Payments Made by the Depositary to the Company

The Depositary has agreed to reimburse certain reasonable expenses of the Company related to the Company’s ADR program and incurred by the Company in connection with the ADR program. In FY2009, we received the following payments from JPMorgan Chase Bank, N.A., as depositary of the Company’s ADS.

Category of Expenses (Direct Payments)	Amount Reimbursed for FY2009
Listing fees	US$	38,000.00
Investor relations	US$	47,478.01

Total	US$	85,478.01

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS	AND PROCEDURES

(a)	Disclosure Controls and Procedures

Advantest performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2009. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Advantest files, or submits, under the Exchange Act is accumulated and communicated to its management including the chief executive officer and principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer. Advantest’s disclosure and controls and procedures provide reasonable assurance that its objectives will be met. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer have concluded that Advantest’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Advantest’s management assessed the effectiveness of the company’s internal control over financial reporting as of March 31, 2010. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of March 31, 2010, Advantest’s internal control over financial reporting was effective based on those criteria.

Ernst & Young ShinNihon LLC, Advantest’s independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2010. This report appears in Item 18.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

This report appears in Item 18.

(d)	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Corporate Auditors has determined that Hitoshi Owada is an “audit committee financial expert” as defined by Item 16.A. of Form 20-F. Mr. Owada met the independence requirements, as the term is defined under the New York Stock Exchange listing standards. For details regarding Mr. Owada’s business experiences, see “6.A. DIRECTORS AND SENIOR MANAGEMENT.”

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC served as our independent registered public accounting firm for fiscal 2009, 2008 and 2007. The audited financial statements for these fiscal years are included in the respective year’s annual report filed on Form 20-F.

The chart below sets forth the aggregate fees for professional services and other services rendered to Advantest by Ernst & Young ShinNihon LLC and its member firms in fiscal 2008 and 2009.

	Fiscal 2008	Fiscal 2009
	(in millions)
Audit Fees(1)	¥335	¥282
Audit-Related Fees(2)	—	—
Tax Fees(3)	39	26
All Other Fees(4)	—	—

Total	¥374	¥308

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company does not have an audit committee. The Company is relying on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act, which provides an exemption from the NYSE’s listing standards relating to audit committees for foreign companies like the Company that have a board of corporate auditors. The Company’s reliance on Rule 10A-3(c) (3) does not, in its opinion, materially adversely affect the ability of its board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth Advantest’s purchases of its common stock during fiscal 2009:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
2009
April 1 – April 30	292	¥1,524	N/A	N/A
May 1 – May 31	292	1,648	N/A	N/A
June 1 – June 30	140	1,817	N/A	N/A
July 1 – July 31	80	1,742	N/A	N/A
August 1 – August 31	148	2,097	N/A	N/A
September 1 – September 30	116	2,281	N/A	N/A
October 1 – October 31	40	2,275	N/A	N/A
November 1 – November 30	127	2,082	N/A	N/A
December 1 – December 31	356	2,192	N/A	N/A

2010
January 1 – January 31	87	2,498	N/A	N/A
February 1 – February 28	230	2,114	N/A	N/A
March 1 – March 31	204	2,199	N/A	N/A

Total	2,112	¥1,980	N/A	N/A

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

ITEM 16G.    CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices between the Company and U.S. Companies Listed on the New York Stock Exchange

Pursuant to home country practices exemptions granted by the New York Stock Exchange, or the NYSE, the Company is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The SEC approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies in November 2003, as further amended in November 2004. The Company is exempted from the approved changes, except for requirements that (a) the Company’s board of corporate auditors satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 as amended, or the Exchange Act, (b) the Company must disclose significant differences in the corporate governance practices followed by the Company as compared to those followed by domestic companies under the NYSE listing standards, (c) the Company’s CEO must notify the NYSE of any non-compliance with (a) and (b), and (d) the Company must submit annual and interim written affirmations to the NYSE. The Company’s corporate governance practices and those followed by domestic companies under the NYSE listing standards, or NYSE Corporate Governance, have the following significant differences:

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advantest Corporation and subsidiaries at March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Advantest Corporation’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 25, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited Advantest Corporation and subsidiaries’ internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Advantest Corporation and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Advantest Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2010 and our report dated June 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 25, 2010

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2009 and 2010

	Yen (Millions)
	2009	2010
Assets
Current assets:
Cash and cash equivalents	¥105,455	96,439
Short-term investments	25,114	10,498
Trade receivables, net	10,415	15,930
Inventories	9,737	16,590
Other current assets	6,586	4,292

Total current assets	157,307	143,749

Investment securities	6,679	8,077
Property, plant and equipment, net	33,974	32,881
Intangible assets, net	1,470	1,445
Other assets	2,629	2,511

Total assets	¥202,059	188,663

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2009 and 2010

	Yen (Millions)
	2009	2010
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	¥4,767	11,430
Other accounts payable	6,409	981
Accrued expenses	6,043	4,894
Accrued warranty expenses	2,811	2,802
Other current liabilities	1,507	1,812

Total current liabilities	21,537	21,919
Accrued pension and severance costs	13,996	13,765
Other liabilities	2,910	2,737

Total liabilities	38,443	38,421
Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	40,320	40,463
Retained earnings	194,848	181,606
Accumulated other comprehensive income (loss)	(14,587)	(14,859)
Treasury stock, 20,843,298 shares in 2009 and 20,845,178 shares in 2010, at cost	(89,328)	(89,331)

Total stockholders’ equity	163,616	150,242

Total liabilities and stockholders’ equity	¥202,059	188,663

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2008, 2009 and 2010

	Yen (Millions)
	2008	2009	2010
Net sales	¥182,767	76,652	53,225
Cost of sales	88,837	56,837	27,297

Gross profit	93,930	19,815	25,928

Research and development expenses	30,507	23,713	17,896
Selling, general and administrative expenses	40,707	31,771	19,671
Restructuring and impairment charges	—	13,788	—

Operating income (loss)	22,716	(49,457)	(11,639)

Other income (expense):
Interest and dividend income	3,799	2,157	579
Interest expense	(12)	(11)	(4)
Impairment losses on investment securities	(1,331)	(3,510)	(316)
Other, net	(1,639)	(1,940)	1,454

Total other income (expense)	817	(3,304)	1,713

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	23,533	(52,761)	(9,926)

Income taxes	6,889	21,994	1,457
Equity in earnings (loss) of affiliated company	(94)	(147)	(71)

Net income (loss)	¥16,550	(74,902)	(11,454)

	Yen
	2008	2009	2010
Net income (loss) per share:
Basic	¥90.72	(419.09)	(64.09)
Diluted	90.57	(419.09)	(64.09)

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2008, 2009 and 2010

	Yen (Millions)
	2008	2009	2010
Common stock
Balance at beginning of year	¥32,363	32,363	32,363
Changes in the year
Total changes in the year	—	—	—

Balance at end of year	32,363	32,363	32,363

Capital surplus
Balance at beginning of year	39,256	40,072	40,320
Changes in the year
Stock option compensation expense	858	248	143
Exercise of stock option	(42)	—	—

Total changes in the year	816	248	143

Balance at end of year	40,072	40,320	40,463

Retained earnings
Balance at beginning of year	273,082	278,689	194,848
Changes in the year
Net income (loss)	16,550	(74,902)	(11,454)
Cash dividends	(10,702)	(8,936)	(1,787)
Sale of treasury stock	(241)	(3)	(1)

Total changes in the year	5,607	(83,841)	(13,242)

Balance at end of year	278,689	194,848	181,606

Accumulated other comprehensive income (loss)
Balance at beginning of year	3,652	(7,615)	(14,587)
Changes in the year
Other comprehensive income (loss), net of tax	(11,267)	(6,972)	(272)

Total changes in the year	(11,267)	(6,972)	(272)

Balance at end of year	(7,615)	(14,587)	(14,859)

Treasury stock
Balance at beginning of year	(53,556)	(89,325)	(89,328)
Changes in the year
Exercise of stock option	793	—	—
Repurchase of treasury stock	(36,564)	(7)	(4)
Sale of treasury stock	2	4	1

Total changes in the year	(35,769)	(3)	(3)

Balance at end of year	(89,325)	(89,328)	(89,331)

Total stockholders’ equity
Balance at beginning of year	294,797	254,184	163,616
Changes in the year
Net income (loss)	16,550	(74,902)	(11,454)
Other comprehensive income (loss), net of tax	(11,267)	(6,972)	(272)
Cash dividends	(10,702)	(8,936)	(1,787)
Stock option compensation expense	858	248	143
Exercise of stock option	751	—	—
Repurchase of treasury stock	(36,564)	(7)	(4)
Sale of treasury stock	(239)	1	0

Total changes in the year	(40,613)	(90,568)	(13,374)

Balance at end of year	¥254,184	163,616	150,242

Comprehensive income (loss)
Net income (loss)	¥16,550	(74,902)	(11,454)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(6,845)	(1,793)	(2,614)
Net unrealized gains (losses) on investment securities	(2,060)	(244)	776
Pension related adjustments	(2,362)	(4,935)	1,566

Total other comprehensive income (loss)	(11,267)	(6,972)	(272)

Comprehensive income (loss) in the year	¥5,283	(81,874)	(11,726)

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2008, 2009 and 2010

	Yen (Millions)
	2008	2009	2010
Cash flows from operating activities:
Net income (loss)	¥16,550	(74,902)	(11,454)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,836	8,719	4,314
Deferred income taxes	(4,449)	20,205	(148)
Stock option compensation expense	858	248	143
Restructuring and impairment charges	—	18,930	—
Impairment losses on investment securities	1,331	3,510	316
Changes in assets and liabilities:
Trade receivables	22,666	19,323	(5,457)
Inventories	4,877	17,816	(6,942)
Trade accounts payable	(16,239)	(6,879)	6,525
Other accounts payable	(210)	5,948	(5,534)
Income taxes payable	(8,657)	(371)	554
Accrued expenses	(2,527)	(4,893)	(1,126)
Accrued warranty expenses	(986)	(617)	(8)
Accrued pension and severance costs	(1,480)	(1,605)	1,386
Other	3,596	(3,075)	(315)

Net cash provided by (used in) operating activities	24,166	2,357	(17,746)

Cash flows from investing activities:
(Increase) decrease in short-term investments	—	(26,210)	13,881
Purchase of available-for-sale securities	(3,002)	—	(389)
Purchase of non-marketable equity securities	(233)	(911)	—
Investment in equity method investee	(1,035)	—	—
Proceeds from sale of property, plant and equipment	1,015	390	287
Purchases of property, plant and equipment	(11,994)	(4,909)	(2,798)
Purchases of intangible assets	(1,017)	(645)	(215)
Other	(56)	(222)	58

Net cash provided by (used in) investing activities	(16,322)	(32,507)	10,824

Cash flows from financing activities:
Proceeds from sale of treasury stock	508	2	0
Payments to acquire treasury stock	(36,564)	(6)	(4)
Dividends paid	(10,695)	(8,924)	(1,796)
Other	(19)	(2)	(3)

Net cash used in financing activities	(46,770)	(8,930)	(1,803)
Net effect of exchange rate changes on cash and cash equivalents	(10,121)	(2,813)	(291)

Net change in cash and cash equivalents	(49,047)	(41,893)	(9,016)
Cash and cash equivalents at beginning of year	196,395	147,348	105,455

Cash and cash equivalents at end of year	¥147,348	105,455	96,439

Supplemental data:
Cash paid during the year for:
Income taxes	¥23,288	5,414	1,083
Interest	13	12	10

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies and Practices

(a) Description of Business

The Company and its consolidated subsidiaries (collectively, “Advantest”) manufacture and sell semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

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

(b) Principles of Consolidation

Advantest’s consolidated financial statements include financial statements of the Company and its subsidiaries, all of which are wholly-owned. Advantest is not involved with any significant variable interest entities where Advantest is the primary beneficiary, and which require consolidation in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation.

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

(g) Investment Securities

Investment securities consist of debt securities, marketable and non-marketable equity securities, and investment in an affiliated company. Fair value is determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.

Debt and Marketable Equity Securities

Advantest classifies its debt and marketable equity securities as available-for-sale.

Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized. A decline in the fair value of any available-for-sale security below cost that is deemed to be other than temporary results in an impairment loss. The impairment loss is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

On a periodic basis, Advantest evaluates the available-for-sale securities for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at the date of evaluation compared to the acquisition date, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. Advantest generally has the intention and ability to retain available-for-sale securities which it determines that their impairment is not other than temporary for a period of time sufficient to allow for any anticipated recovery in market value. The impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by the average cost method.

Non-marketable Equity Securities

Non-marketable equity securities are carried at cost. On a periodic basis, Advantest evaluates these investments for possible impairment. Non-marketable equity securities that have impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, is other than temporary. If the impairment is other than temporary, Advantest recognizes an impairment loss to reduce the carrying amount to the fair value and a new cost basis for the security is established.

Investment in an Affiliated Company

Investment in an affiliated company over which Advantest has the ability to exercise significant influence, but does not hold a controlling financial interest, is accounted for by the equity method. All significant intercompany profits have been eliminated.

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

(i) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

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

Depreciation expense was ¥8,216 million, ¥8,035 million and ¥4,101 million for the years ended March 31, 2008, 2009 and 2010, respectively.

(j) Intangible Assets and Other Assets

Intangible assets principally consist of goodwill and internal-use computer software. Other assets primary consist of security deposits and others.

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

Costs incurred to develop software to be included with and sold as part of the Company’s Semiconductor Test Systems are capitalized subsequent to the attainment of technological feasibility until the product becomes available for general release to customers. Other development costs are expensed as incurred.

The cost of software is amortized on a straight-line basis over the estimated useful life, which is generally from 3 years to 5 years.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Business combinations are accounted for using the purchase method. Goodwill and other intangible assets with indefinite useful lives are not subjected to amortization and are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment.

(k) Impairment of Long-Lived Assets

Advantest reviews impairment of long-lived assets and certain identifiable intangibles with definite useful lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such circumstances, if the carrying value of the asset is less than the estimated undiscounted cash flows expected to be generated by the asset or asset group, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount of the asset or asset group exceeds the fair value.

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

(m) Accrued Pension and Severance Costs

The Company and certain of its subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. Prior service benefit and cost, and actuarial gains and losses are recognized in accumulated other comprehensive income (loss) and are amortized using the straight-line method over the average remaining service period of active employees. The funded status, which is the difference between the fair value of plan assets and the projected benefit obligations, of its pension plans is recognized in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) represents the unrecognized actuarial loss, and unrecognized prior service cost. These amounts will be subsequently recognized as net periodic benefit cost pursuant to Advantest’s accounting policy for amortizing such amounts.

(n) Revenue Recognition

General

Advantest recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

For equipment sales involving software that is more than incidental to the product, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection of the related receivable is probable. Revenue for the separate elements is only recognized when the functionality of the undelivered element is not essential to the delivered element.

Sales of Products

Sales of products which require installation are recognized when the related installation is completed and other sales recognition criteria are met since the installation is essential to the functionality of the equipment.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

When customer acceptance is uncertain, revenue is deferred until customer acceptance has been received. When the final payment is subject to customer acceptance, a portion of revenue for the final payment is deferred until an enforceable claim has become effective.

Sales of products and components which do not require installation service by Advantest is recognized upon shipment if the terms of the sale are free on board (FOB) shipping point or upon delivery if the terms are FOB destination which coincide with the passage of title and risk of loss.

Long-term Service Contracts

Revenue from fixed-price, long-term service contracts is recognized on the straight-line basis over the contract term.

Leasing Income

Revenue from operating leases is primarily recognized on the straight-line basis over the lease term.

Multiple Deliverables

Advantest accounts for multiple element arrangements that consist of non-software or software-related products in accordance with multiple element revenue recognition guidance and industry specific accounting guidance for software and software related transactions.

Advantest obtains and utilizes objective evidence (Vendor-Specific Objective Evidence (VSOE) for software-related products) of fair value to allocate revenue to elements in multiple element arrangements and recognizes revenue when the criteria for revenue recognition have been met for each element. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of objective evidence of fair value of a delivered element, Advantest allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

(o) Shipping and Handling Costs

Shipping and handling costs totaled ¥1,361 million, ¥819 million and ¥741 million for the years ended March 31, 2008, 2009 and 2010, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(p) Research and Development Expenses

Research and development expenses totaled ¥30,507 million, ¥23,713 million and ¥17,896 million for the years ended March 31, 2008, 2009 and 2010, respectively, and are expensed as incurred.

(q) Advertising Costs

Advertising costs totaled ¥332 million, ¥410 million and ¥80 million for the years ended March 31, 2008, 2009 and 2010, respectively, and are expensed as incurred.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(r) Stock-Based Compensation

Advantest applies the fair-valued-based method of accounting for stock-based compensation and recognizes stock-based compensation expense in the consolidated statements of operations. The cost of employee services received in exchange for an award of equity instruments is measured based on the grant-date fair value of the stock options granted to employees. The cost is recognized on the straight line basis over the period during which an employee is required to provide service in exchange for the award. The Black Scholes pricing model is used to estimate the value of stock options.

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

(s) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Advantest records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Advantest recognizes the financial statement effects of tax positions when it is more likely than not, based on technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon settlement. Advantest recognizes interest and penalty accruals related to unrecognized tax benefits in income taxes in the consolidated statements of operations.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Foreign exchange gains (losses) were (¥1,880) million, (¥2,296) million and ¥1,072 million for the years ended March 31, 2008, 2009 and 2010, respectively.

(w) Use of Estimates

Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods to prepare these consolidated financial statements in conformity with U.S. GAAP. Significant items subject to such estimates and assumptions include valuation for trade receivables, inventories, long-lived assets and deferred tax assets, various accruals such as accrued warranty expenses, and assets and obligations related to employees retirement and severance plans. Actual results could differ from those estimates.

(x) New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”), which establishes the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. ASC is effective for interim and annual periods ending after September 15, 2009. Advantest adopted ASC in the second quarter beginning July 1, 2009, which did not have an impact on its consolidated results of operations and financial condition. References to pre-codification standards were excluded from footnotes to consolidated financial statements, which were used in conformity with pre-codification U.S. GAAP.

In October 2009, the FASB amended the accounting guidance for revenue recognition under multiple-deliverable arrangements. The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements. The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available. The guidance is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2011. Advantest is currently evaluating the timing and the effect that this adoption will have on its consolidated results of operations and financial condition.

In October 2009, the FASB amended accounting guidance for software revenue recognition. This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements. It provides guidance on how to determine which software, if any, relating to the tangible product would

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

be excluded from the scope of the software revenue guidance. The guidance is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2011. Advantest is currently evaluating the timing and the effect that this adoption will have on its consolidated results of operations and financial condition.

(y) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2010.

(2) Trade Receivables

Trade receivables at March 31, 2009 and 2010 are as follows:

	Yen (Millions)
	2009	2010
Notes	¥106	2,382
Accounts	10,894	13,794

	11,000	16,176
Less allowance for doubtful accounts	585	246

	¥10,415	15,930

(3) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended March 31, 2008, 2009 and 2010 were as follows:

	Yen (Millions)
	2008	2009	2010
Balance at beginning of year	¥205	45	585
Provision for (reversal of) allowance	(160)	558	(255)
Amount written off	—	(18)	(84)

Balance at end of year	¥45	585	246

(4) Inventories

Inventories at March 31, 2009 and 2010 are composed of the following:

	Yen (Millions)
	2009	2010
Finished goods	¥4,305	5,965
Work in process	3,988	7,482
Raw materials and supplies	1,444	3,143

	¥9,737	16,590

The amount of inventory write-down, reflecting the decrease in orders input received, included in cost of sales in the accompanying consolidated statements of operations for the year ended March 31, 2009 was ¥8,715 million.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5) Property, Plant and Equipment

Property, plant and equipment at March 31, 2009 and 2010 are composed of the following:

	Yen (Millions)
	2009	2010
Land	¥16,177	16,152
Buildings	28,089	28,115
Machinery and equipment	13,456	14,222
Tools, furniture and fixtures	15,042	14,737
Construction in progress	3	45

	72,767	73,271
Less accumulated depreciation	38,793	40,390

	¥33,974	32,881

During the fourth quarter of the year ended March 31, 2009, Advantest made significant adverse changes to its business forecast and cash flows to be generated by its non-memory semiconductors test system business and mechatronics system business in the future mainly reflecting the deteriorated semiconductor markets including bankruptcy of major semiconductor manufacturers as well as an anticipation for a delayed recovery in the market. Accordingly, Advantest evaluated the carrying value of the long-lived assets related to its non-memory test system business and mechatronics business by projecting undiscounted cash flows of the applicable asset groups. Based on this evaluation, Advantest determined that certain long-lived assets were no longer recoverable and were in fact impaired, and wrote them down to their estimated fair value. The specific long-lived assets included in the impaired asset groups consisted of production facilities with land, buildings, machinery and equipment, tools, furniture and fixtures that were held and used primarily in our non-memory test systems and mechatronics businesses. The amounts of the impairment losses for those long-lived assets included in cost of sales and operating expenses in the accompanying consolidated statements of operations were ¥5,142 million and ¥7,943 million, respectively. Impairment losses were measured as the amount by which the carrying amount of a long lived asset exceeds its fair value. Fair value was determined by using present value techniques mainly based on expected future cash flows to be generated by those asset groups, discounted at the risk-free interest rate.

(6) Intangible Assets

The components of acquired intangible assets excluding goodwill at March 31, 2009 and 2010 were as follows:

	Yen (Millions)
	2009		2010
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets subject to amortization:
Software	¥2,949	2,358	¥2,929	2,366
Other	49	39	50	37

Total	¥2,998	2,397	¥2,979	2,403

Intangible assets not subject to amortization at March 31, 2009 and 2010 were insignificant.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Aggregate amortization expense for the years ended March 31, 2008, 2009 and 2010 was ¥620 million, ¥684 million and ¥213 million, respectively. Estimated amortization expense for the next five years ending March 31 is: ¥208 million in 2011, ¥175 million in 2012, ¥117 million in 2013, ¥52 million in 2014, and ¥17 million in 2015, respectively.

Changes in the carrying amount of goodwill for the years ended March 31, 2008, 2009 and 2010 were as follows:

	Yen (Millions)
	2008	2009	2010
Balance at beginning of year	¥1,426	1,426	645
Impairment loss	—	(781)	—

Balance at end of year	¥1,426	645	645

Advantest experienced a significant decline in purchase orders of testers due to further deterioration of the semiconductor market during the fourth quarter of the year ended March 31, 2009. This sharp decline was not expected to recover in the near term. Consequently, this led to an impairment of our goodwill for a reporting unit, which was included in the semiconductor and component test system segment, and we wrote it down to its estimated fair value. Fair value was measured primarily utilizing discounted cash flow valuation techniques. The amount of the impairment loss was ¥781 million, which was included in restructuring and impairment charges on the consolidated statements of operations, and the consolidated statements of cash flows for the year ended March 31, 2009. Advantest performed its annual impairment test for goodwill at the reporting unit level and identified no impairment at March 31, 2008 and 2010.

(7) Investment Securities

Debt and marketable equity securities are classified as available-for-sale securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2009 and 2010 were as follows:

	Yen (Millions)
	2009
	Equity securities	Debt securities	Total
Noncurrent:
Available-for-sale:
Acquisition cost	¥2,890	—	2,890
Gross unrealized gains	277	—	277
Gross unrealized losses	152	—	152

Fair value	¥3,015	—	3,015

	Yen (Millions)
	2010
	Equity securities	Debt securities	Total
Noncurrent:
Available-for-sale:
Acquisition cost	¥2,833	411	3,244
Gross unrealized gains	1,468	—	1,468
Gross unrealized losses	69	—	69

Fair value	¥4,232	411	4,643

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Equity securities consist primarily of stocks issues by Japanese listed companies. Debt securities are redeemable at the option of Advantest, and have no contractual maturity.

Gross realized gains and losses on available-for-sales securities for the years ended March 31, 2008 and 2009 were as follows. No gross gains and losses were realized on available-for-sale securities for the year ended March 31, 2010.

	Yen (Millions)			Yen (Millions)
	2008			2009
	Gross realized gains	Gross realized losses	Net realized gains (losses)	Gross realized gains	Gross realized losses	Net realized gains (losses)
Noncurrent:
Available-for-sale:
Equity securities	¥8	—	8	¥—	28	(28)
Debt securities	—	—	—	—	—	—

Total	¥8	—	8	¥—	28	(28)

Net realized gains and losses based on the averaged cost method are included in “other income (expense)” in the consolidated statements of operations, and “other” in net cash provided by (used in) operating activities in the consolidated statements of cash flows.

Proceeds from the sale of available-for-sale securities for the years ended March 31, 2008 and 2009 were ¥10 million and ¥30 million, respectively. There was no proceeds from the sale of available-for-sale securities for the year ended March 31, 2010. For the years ended March 31, 2009 and 2010, Advantest recognized impairment losses of ¥3,022 million and ¥57 million on available-for-sale securities, which were considered other-than-temporarily impaired and wrote them down to the fair value.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2009 and 2010, were as follows:

	Yen (Millions)
	2009
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥1,313	140	49	12

	Yen (Millions)
	2010
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥740	69	2	0

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Advantest maintains non-marketable equity securities, which are recorded at cost. The carrying amounts of non-marketable equity securities were ¥3,664 million and ¥3,434 million at March 31, 2009 and 2010, respectively. For non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximates the carrying value. Advantest has not estimated the fair value of other non-marketable equity securities of ¥1,150 million and ¥1,417 million at March 31, 2009 and 2010, respectively, since it is not practicable to estimate the fair value of the investments. It is because of the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that have impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, is other than temporary. For the years ended March 31, 2009 and 2010, non-marketable equity securities with a purchase cost of ¥1,104 million and ¥376 million were written down to their fair value of ¥616 million and ¥117 million, resulting in an other-than-temporary impairment charge of ¥488 million and ¥259 million, which was included in impairment losses on investment securities in the accompanying consolidated statements of operations.

(8) Derivative Financial Instruments

Derivative

Advantest uses foreign exchange forward contracts and currency options to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables. However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified in U.S. GAAP.

Foreign exchange contracts generally have terms of several months. These contracts are used to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of speculation.

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2009 and 2010. The notional amounts of these contracts at March 31, 2009 and 2010 were as follows:

	Yen (Millions)
	2009	2010
Foreign exchange contracts	763	3,041

The fair value of derivative instruments not designated as hedging instruments under U.S. GAAP at March 31, 2009 and 2010 were as follows:

	Yen (Millions)
	2009		2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	4	Other current assets	0

Liabilities
Foreign exchange contracts	Other current liabilities	0	Other current liabilities	29

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

A loss of ¥278 million was recognized in earnings on foreign exchange contracts, which was included in other income (expense) for the three months ended March 31, 2009.

The effect of derivative instruments not designated as hedging instruments under U.S. GAAP on consolidated statements of operations for the year ended March 31, 2010 was as follows:

	Yen (Millions)
	Location of gain (loss) recognized in income on derivative	Amount of gain (loss) recognized in income on derivative
Foreign exchange contracts	Other income (expense)	361

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

(9) Fair Value Measurement

Disclosure about the fair value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2009 and 2010, except for cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable, other accounts payable and accrued expenses for which fair value approximate their carrying amounts. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	2009		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities for which it is practicable to estimate fair value	¥3,015	3,015	¥4,643	4,643
Foreign exchange contracts	4	4	0	0
Financial liabilities:
Foreign exchange contracts	0	0	29	29

The carrying amounts of investment securities for which it is practicable to estimate fair value is included in the consolidated balance sheets under investment securities. The carrying amounts of foreign exchange contracts are included in other current assets and other current liabilities.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable, other accounts payable and accrued expenses (nonderivatives): The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities: The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments. The fair values of available-for-sale debt securities are based on unobservable inputs as the market for the assets was not active at the measurement date.

Foreign exchange contracts: The fair value of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

Fair Value Hierarchy

US GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

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

Assets/Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2009 and 2010, carrying amount of financial assets and liabilities that were measured at fair value on a recurring basis by level are as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2009
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Available-for-sale equity securities	3,015	3,015	—	—
Foreign exchange contracts	4	—	4	—

Total assets measured at fair value	3,019	3,015	4	—

Financial Liabilities
Foreign exchange contracts	0	—	0	—

Total liabilities measured at fair value	0	—	0	—

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

		Yen (Millions)
		Fair Value Measurements at March 31, 2010
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Available-for-sale equity securities	4,232	4,232	—	—
Available-for-sale debt securities	411	—	—	411
Foreign exchange contracts	0	—	0	—

Total assets measured at fair value	4,643	4,232	0	411

Financial Liabilities
Foreign exchange contracts	29	—	29	—

Total liabilities measured at fair value	29	—	29	—

The table does not include assets and liabilities which are measured at historical cost or any basis other than fair value. Advantest’s financial assets and liabilities measured at fair value consist of available-for-sale debt and equity securities and foreign exchange contracts. Adjustments to fair value of available-for-sale debt and equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Advantest acquired the Level 3 asset during the fourth quarter of the year ended March 31, 2010. Fair value of the Level 3 asset approximates the acquisition cost.

Changes in the Level 3 financial assets and liabilities measured on a recurring basis for the year ended March 31, 2010 are as follows:

	Yen (Millions)
	2010
	Debt Securities	Total
Balance at beginning of year	¥—	—
Purchases, issuances and settlements	411	411

Balance at end of year	¥411	411

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Assets/Liabilities Measured at Fair Value on a Nonrecurring Basis

As of March 31, 2009 and 2010, carrying amount of financial assets and liabilities, which was measured at fair value on a nonrecurring basis by level during the years ended March 31, 2009 and 2010, is as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2009
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total gains (losses) for the year ended March 31, 2009
Financial Assets
Non-marketable equity securities	616	—	616	—	(488)

Total gains (losses) for assets held as of March 31, 2009					(488)

		Yen (Millions)
		Fair Value Measurements at March 31, 2010
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total gains (losses) for the year ended March 31, 2010
Financial Assets
Non-marketable equity securities	117	—	—	117	(259)

Total gains (losses) for assets held as of March 31, 2010					(259)

The fair value of non-marketable equity securities is based on quoted prices in markets that are not active at the reporting date, or present value of expected future cash flows for those investments.

(10) Leases—Lessor

Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation under operating leases as of March 31, 2009 and 2010 were as follows:

	Yen (Millions)
	2009	2010
Machinery and equipment	¥5,311	5,738
Less accumulated depreciation	3,845	3,842

	¥1,466	1,896

Depreciation of machinery and equipment held under operating leases is included with depreciation expense. These assets are included in property, plant and equipment.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease income under noncancelable operating leases as of March 31, 2010 is as follows:

Year ending March 31	Yen (Millions)
2011	¥1,037
2012	164
2013	57
2014	8

Total minimum lease income	¥1,266

(11) Leases—Lessee

Advantest has several noncancelable operating leases, primarily for office space and office equipment. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2008, 2009 and 2010 was ¥1,524 million, ¥1,618 million and ¥1,227 million, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2010 are as follows:

Year ending March 31	Yen (Millions)
2011	¥361
2012	216
2013	164
2014	131
2015	134
Thereafter	286

Total minimum lease payments	¥1,292

(12) Income Taxes

The components of income before income taxes and equity in earnings (loss) of affiliated company and provision (benefit) for income taxes as shown in the consolidated statements of operations are as follows:

	Yen (Millions)
	2008	2009	2010
Income before income taxes and equity in earnings (loss) of affiliated company:
The Company and domestic subsidiaries	¥9,272	(55,246)	(13,376)
Foreign subsidiaries	14,261	2,485	3,450

	¥23,533	(52,761)	(9,926)

	Yen (Millions)
	2008	2009	2010
Provision (benefit) for income taxes:
Current:
The Company and domestic subsidiaries	¥7,725	(281)	856
Foreign subsidiaries	3,613	2,369	818
Deferred:
The Company and domestic subsidiaries	(5,415)	19,509	(272)
Foreign subsidiaries	966	397	55

	¥6,889	21,994	1,457

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company and its domestic subsidiaries are subject to a number of income taxes, which in the aggregate resulted in statutory income tax rate of 40.4%, 40.4% and 40.5% for the years ended March 31, 2008, 2009 and 2010, respectively.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2008	2009	2010
Statutory tax rate	40.4%	40.4%	40.5%
Increase (decrease) in income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rate from the statutory rate in Japan	(8.1)	(0.7)	2.1
Tax credits	(7.4)	4.2	(5.5)
Expenses not deductible for tax purposes	0.6	(0.3)	(0.8)
Undistributed earnings of foreign subsidiaries	4.7	2.2	1.1
Change in valuation allowance	—	(85.5)	(52.3)
Other, net	(0.9)	(2.0)	0.2

	29.3%	(41.7)%	(14.7)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2009 and 2010 are presented below.

	Yen (Millions)
	2009	2010
Deferred tax assets:
Inventories	¥7,510	5,682
Accrued warranty expenses	1,197	1,092
Accrued pension and severance costs	5,829	5,621
Accrued expenses	527	988
Research and development expenses capitalized for tax purposes	3,742	3,362
Operating loss carryforwards	18,169	27,231
Property, plant and equipment and intangible assets	6,579	4,355
Tax credits	3,579	3,012
Other	2,460	1,579

Total gross deferred tax assets	49,592	52,922
Less valuation allowance	(48,015)	(51,289)

Net deferred tax assets	1,577	1,633

Deferred tax liabilities:
Net unrealized gains on marketable securities	(44)	(587)
Undistributed earnings of foreign subsidiaries	(2,459)	(2,354)
Other	(2)	—

Total gross deferred tax liabilities	(2,505)	(2,941)

Net deferred tax assets (liabilities)	¥(928)	(1,308)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2009 and 2010, deferred tax liabilities were provided for all foreign subsidiaries with undistributed earnings.

Included in other current assets and other assets are deferred tax assets of ¥683 million and ¥543 million at March 31, 2009 and 2010, respectively.

Included in other current liabilities and other liabilities are deferred tax liabilities of ¥1,611 million and ¥1,851 million at March 31, 2009 and 2010, respectively.

At March 31, 2010, Advantest had total net operating loss carry forwards for income tax purposes of ¥67,480 million which are available to reduce future income taxes. Operating losses of ¥66,432 million attributable to the Company and domestic subsidiaries in Japan will expire during the years ending March 31, 2015 and 2017. Other net operating losses of ¥1,048 million have no expiration dates. Net operating loss carryforwards utilized during the years ended March 31, 2008 and 2010 were ¥1,046 million and ¥2,421 million, respectively. There was no utilized amount during the year ended March 31, 2009.

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

The net increase (decrease) in valuation allowance for the years ended March 31 were as follows.

	Yen (Millions)
	2008	2009	2010
Balance at beginning of year	—	—	48,015
Additions	—	48,015	3,274
Reductions	—	—	—

Balance at end of year	—	48,015	51,289

During the fiscal year ended March 31, 2009, Advantest established a valuation allowance as deferred tax assets were no longer considered to be realizable based upon projections for future taxable income over which the deferred tax assets are deductible. For the year ended March 31, 2010, valuation allowance increased primarily due to an increase in net operating loss carryforwards, which partially offset by decreases in deferred tax assets associated with inventory and property, plant and equipment.

The amount of the deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income are revised and the effect on the company’s consolidated financial position and results of operations could be significant.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended March 31, 2008 is as follows. There were no unrecognized tax benefits for the years ended March 31, 2009 and 2010.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Yen (Millions)
2008
Balance at April 1, 2007	¥238
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Additions for tax positions of the current year	—
Reductions for tax positions of the current year	—
Reductions by settlements	(238)
Lapse of the applicable statute of limitations	—

Balance at March 31, 2008	—

Although Advantest believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Advantest does not have any unrecognized tax benefits that would affect the effective tax rate. As of March 31, 2010, Advantest does not expect changes in its tax positions that would significantly increase or decrease unrecognized tax benefits within next 12 months.

Advantest files income tax returns in Japan and various foreign tax jurisdictions. As of March 31, 2010, Advantest has open tax years beginning April 1, 2007 for Japan, 2009 for Taiwan, and 2006 for the United States.

(13) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss), net of tax, for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen (Millions)
	Foreign currency translation adjustments	Net unrealized gains (losses) on securities	Pension related adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2007	¥(255)	2,360	1,547	3,652

Change during the year	(6,845)	(2,058)	(2,269)	(11,172)
Reclassification adjustments for realized portion	—	(2)	(93)	(95)

	(6,845)	(2,060)	(2,362)	(11,267)

Balance at March 31, 2008	¥(7,100)	300	(815)	(7,615)

Change during the year	(1,793)	(2,062)	(4,701)	(8,556)
Reclassification adjustments for realized portion	—	1,818	(234)	1,584

	(1,793)	(244)	(4,935)	(6,972)

Balance at March 31, 2009	¥(8,893)	56	(5,750)	(14,587)

Change during the year	(2,614)	742	1,241	(631)
Reclassification adjustments for realized portion	—	34	325	359

	(2,614)	776	1,566	(272)

Balance at March 31, 2010	¥(11,507)	832	(4,184)	(14,859)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen (Millions)
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Year ended March 31, 2008:
Foreign currency translation adjustments	¥(6,845)	—	(6,845)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(3,447)	1,389	(2,058)
Less reclassification adjustments for net gains (losses) realized in earnings	(3)	1	(2)

Net unrealized gains (losses)	(3,450)	1,390	(2,060)
Pension related adjustment	(3,957)	1,595	(2,362)
Other comprehensive income (loss)	¥(14,252)	2,985	(11,267)

Year ended March 31, 2009:
Foreign currency translation adjustments	¥(1,793)	—	(1,793)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(3,459)	1,397	(2,062)
Less reclassification adjustments for net gains (losses) realized in earnings	3,050	(1,232)	1,818

Net unrealized gains (losses)	(409)	165	(244)
Pension related adjustment	(4,935)	—	(4,935)
Other comprehensive income (loss)	¥(7,137)	165	(6,972)

Year ended March 31, 2010:
Foreign currency translation adjustments	¥(2,614)	—	(2,614)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	1,224	(482)	742
Less reclassification adjustments for net gains (losses) realized in earnings	57	(23)	34

Net unrealized gains (losses)	1,281	(505)	776
Pension related adjustment	1,566	—	1,566
Other comprehensive income (loss)	¥233	(505)	(272)

(14) Stock-Based Compensation

Advantest has stock-based compensation plans using stock options as incentive plans for directors, executive officers, corporate auditors and selected employees.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In April 2009, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 12,000. Options were granted with an exercise price of ¥2,653 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥2,653 per share that is equal to the exercise price of the July 2008 options. The options have an exercise period of 4 years and are exercisable from May 1, 2009.

In July 2009, stock options were issued to directors, executive officers and corporate auditors of the Company under a stock option plan approved by the Board of Directors. The number of granted shares totaled 338,000. Options were granted with an exercise price of ¥1,844 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2010.

The exercise price of the stock options is subject to adjustment, if there is a stock split or consolidation of shares, or if new shares are issued or treasury stocks are sold at a price that is less than the market price.

Stock option activity during the years ended March 31, 2008, 2009 and 2010 is as follows:

	2008		2009		2010
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	4,297,980	¥4,582	4,515,980	¥4,940	3,938,980	¥4,804
Granted	780,000	5,563	704,000	2,653	350,000	1,872
Exercised	(178,000)	2,845	—	—	—	—
Expired	(298,000)	2,600	(836,000)	3,732	(1,117,980)	4,309
Forfeited	(86,000)	5,163	(445,000)	4,798	(111,000)	4,854

Outstanding at end of year	4,515,980	4,940	3,938,980	4,804	3,060,000	4,647

Exercisable at end of year	3,743,980	¥4,811	3,265,980	¥5,247	2,722,000	¥4,995

Stock based compensation expense recognized was ¥858 million, ¥248 million and ¥143 million, which was included in selling, general and administrative expenses for the years ended March 31, 2008, 2009 and 2010, respectively. The recognized tax benefits were ¥252 million, ¥76 million and ¥53 million for the years ended March 31, 2008, 2009 and 2010, respectively. As of March 31, 2009 and 2010, a valuation allowance was recorded against related deferred tax asset.

The weighted average fair value per share for stock options that were granted during the years ended March 31, 2008, 2009 and 2010 were ¥1,112, ¥369 and ¥409, respectively. These figures were calculated based on the Black Scholes option pricing model by using the following weighted average estimates:

	2008	2009	2010
Expected dividend yield	0.7%	2.1%	2.6%
Risk free interest rate	1.3%	0.9%	0.5%
Volatility	31.0%	37.4%	45.3%
Expected life	3.4 years	3.7 years	3.8 years

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Cash proceeds from option exercises under the Company’s stock option plans for the year ended March 31, 2008 were ¥ 506 million. No stock options were exercised for the years ended March 31, 2009 and 2010. The total fair value of shares vested during the years ended March 31, 2008, 2009 and 2010 was ¥ 2,338 million, ¥ 858 million and ¥ 251 million, respectively. The total intrinsic values of options exercised for the year ended March 31, 2008 was ¥ 158 million. No intrinsic value of options exercised was recognized for the years ended March 31, 2009 and 2010.

At March 31, 2010, all of the outstanding stock options were as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
1,844 - 2,653	1,017,000	2,384	3.3 years	679,000	2,653	3.0 years
5,563 - 6,702	2,043,000	5,774	1.3 years	2,043,000	5,774	1.3 years

	3,060,000	4,647	2.0 years	2,722,000	4,995	1.8 years

At March 31, 2010, the aggregate intrinsic value for the options outstanding was ¥ 167 million, and there was no aggregate intrinsic value for the options exercisable.

(15) Accrued Pension and Severance Costs

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

Information about the retirement and severance plans of Advantest for the years ended March 31 is as follows:

	Yen (Millions)
	2008	2009	2010
Components of net periodic benefit cost:
Service cost	¥1,543	1,419	1,309
Interest cost	672	700	745
Expected return on plan assets	(850)	(343)	(280)
Amortization of unrecognized:
Net actuarial (gain) or loss	61	284	560
Prior service (benefit) cost	(210)	(210)	(176)
Other	—	137	—

Net periodic benefit cost	¥1,216	1,987	2,158

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the plans’ benefit obligation, fair value of plan assets, funded status at March 31, 2009 and 2010.

	Yen (Millions)
	2009	2010
Change in benefit obligation:
Balance at beginning of year	¥33,814	32,805
Service cost	1,419	1,309
Interest cost	700	745
Actuarial (gain) or loss	(1,274)	(82)
Benefits paid	(2,301)	(1,446)
Other	447	—

Balance at end of year	32,805	33,331

Change in plan assets:
Balance at beginning of year	22,887	18,691
Employer contributions	1,791	689
Actual return on plan assets	(5,631)	1,440
Benefits paid	(356)	(1,393)

Balance at end of year	18,691	19,427

Funded status	¥(14,114)	(13,904)

Amounts recognized in the consolidated balance sheets at March 31, 2009 and 2010 are as follows:

	Yen (Millions)
	2009	2010
Accrued expenses	¥(118)	(139)
Accrued pension and severance costs	(13,996)	(13,765)

	(14,114)	(13,904)

Pension related adjustments (net of tax) recognized in accumulated other comprehensive income (loss) at March 31, 2009 and 2010 are as follows:

	Yen (Millions)
	2009	2010
Actuarial loss	¥(6,727)	(5,153)
Prior service benefit	977	969

	(5,750)	(4,184)

Changes in pension related adjustments (net of tax) recognized in other comprehensive income (loss) for the year ended March 31, 2009 and 2010 are summarized as follows:

	Yen (Millions)
	2009	2010
Current year actuarial gain (loss)	¥(4,701)	1,241
Amortization of actuarial gain	285	333
Amortization of prior service benefit and other	(519)	(8)

	(4,935)	1,566

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follow:

Yen (Millions)
Actuarial loss	¥487
Prior service benefit	(176)

311

Pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2009 and 2010 are summarized as follows:

	Yen (Millions)
	2009	2010
Projected benefit obligation	¥32,805	33,331
Accumulated benefit obligation	31,941	32,461
Fair value of plan assets	18,691	19,427

Other information about the retirement and severance plans of Advantest is as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

Weighted-average assumptions used to determine benefit obligations as of March 31:

	2009	2010
Discount rate	2.3%	2.2%
Rate of compensation increase	3.0%	3.0%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2008	2009	2010
Discount rate	2.1%	2.1%	2.3%
Expected return on plan assets	3.5%	1.5%	1.5%
Rate of compensation increase	3.0%	3.0%	3.0%

Advantest determines the expected return based on the asset portfolio, historical returns and estimated future returns.

Plan assets:

Advantest’s investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants by attaining necessary long-term total returns on plan assets. Taking into consideration the expected returns, associated risks and correlations of returns between asset categories in plan assets, Advantest determines an optimal combination of equity, debt securities and other

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

investments as Policy Asset Allocation (“PAA”). Plan assets are invested in accordance with PAA with mid-term to long-term viewpoint, which is revised periodically to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Advantest’s domestic benefit plans’ weighted-average asset allocation at March 31, 2009 and 2010 by asset category are as follows:

	2009	2010	Target
Equity securities	30.1%	45.8%	45.0%
Debt securities	30.9	29.4	30.0
Cash	7.9	2.0	2.0
Life insurance company general accounts	13.8	10.3	10.0
Other	17.3	12.5	13.0

	100.0%	100.0%	100.0%

The three levels of inputs that may be used to measure fair value of plan assets are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets.

Level 2: Observable inputs other than quoted prices included within Level 1 for the assets, either directly or indirectly.

Level 3: Unobservable inputs for the assets.

		Yen (Millions)
		Fair Value Measurements at March 31, 2010
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	384	384	—	—
Equity securities:
Japanese companies	1,570	1,570	—	—
Pooled funds (a)	7,319	—	7,319	—
Debt securities:
Pooled funds (b)	5,716	—	5,716	—
Hedge funds (c)	2,433	—	301	2,132
Life insurance company general accounts	2,005	—	2,005	—

Total	19,427	1,954	15,341	2,132

(a)	These funds invest in listed equity securities consisting of approximately 65% Japanese listed companies and 35% foreign listed companies. This category includes both long and short positions aggregating ¥2,486 million, invested in Japanese listed companies’ equity.
(b)	These funds invest in approximately 45% Japanese government bonds, 40% foreign government bonds, 10% Japanese municipal bonds, and 5% Japanese corporate bonds.
(c)	These hedge funds invest in stock price index futures / options, bond futures / options, bonds and private equity and others.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Level 1 assets are comprised principally of listed equity securities, which are valued based on quoted market prices at the reporting date for those investments.

Level 2 assets are comprised principally of pooled funds and investments in life insurance company general accounts. Pooled funds are valued at their net asset values that are calculated by the sponsors of the funds. Investments in life insurance company general accounts are valued at conversion value.

Level 3 assets are comprised of hedge funds, which are valued at their net asset values that are calculated by the sponsors of the funds.

Changes in the Level 3 plan assets for the year ended March 31, 2010 are as follows:

	Yen (Millions)
	2010
	Hedge funds	Total
Balance at beginning of year	¥1,248	1,248
Net realized / unrealized gain (loss)	90	90
Purchases, issuances and settlements	794	794
Transfer in and / or out of Level 3	—	—

Balance at end of year	¥2,132	2,132

Cash flows:

Advantest expects to contribute ¥1,644 million to its domestic defined benefit plans during the year ending March 31, 2011.

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are estimated as follows:

Year ending March 31	Yen (Millions)
2011	¥604
2012	716
2013	858
2014	903
2015	917
2016 through 2020	6,360

During the fourth quarter of the year ended March 31, 2009, Advantest offered its employees an early retirement program and employees who applied the program terminated their services prior to March 31, 2009. Advantest recognized a liability and an expense when the employees accepted the offer and the amount was reasonably estimated. Accordingly, Advantest recorded a voluntary termination benefit of ¥5,064 million, which is included in restructuring and impairment charges in the accompanying consolidated statements of operations for the year ended March 31, 2009.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(16) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2008, 2009 and 2010 are as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2007	199,566,770	11,916,485

Purchase of shares	—	9,102,570
Exercise of stock options	—	(178,000)
Sale of shares	—	(334)

Number of shares as of March 31, 2008	199,566,770	20,840,721

Purchase of shares	—	3,497
Sale of shares	—	(920)

Number of shares as of March 31, 2009	199,566,770	20,843,298

Purchase of shares	—	2,112
Sale of shares	—	(232)

Number of shares as of March 31, 2010	199,566,770	20,845,178

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

Cash dividends for the years ended March 31, 2008, 2009 and 2010 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for a dividend of ¥5 per share, aggregating ¥894 million for the second-half of the year ended March 31, 2010, subsequently proposed by the Board of Directors.

The amount available for future payment of dividends is determined under the Corporation Law of Japan and amounted to ¥56,213 million at March 31, 2010.

(17) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period. Changes in accrued warranty expenses for the years ended March 31, 2008, 2009 and 2010 were summarized as follows:

	Yen (Millions)
	2008	2009	2010
Balance at beginning of year	¥4,135	3,143	2,811
Addition	6,401	5,260	2,813
Utilization	(7,387)	(5,564)	(2,821)
Translation adjustments	(6)	(28)	(1)

Balance at end of year	¥3,143	2,811	2,802

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Operating Segment and Geographic Information

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consisted of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others. These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

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

Operating segment information during the years ended March 31, 2008, 2009 and 2010 is as follows:

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
Adjustments:
Stock based compensation expense					858

Operating income (loss)					22,716
Expenditures for additions to long- lived assets	7,814	2,260	2,749	1,260	14,083
Total assets	63,570	18,511	14,493	202,110	298,684

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (Millions)
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
As of and for the year ended March 31, 2009:
Net sales to unaffiliated customers	¥48,629	12,208	15,815	—	76,652
Inter-segment sales	587	2,180	—	(2,767)	—

Sales	49,216	14,388	15,815	(2,767)	76,652
Depreciation and amortization	3,893	1,813	2,668	345	8,719
Impairment charges to long-lived assets and goodwill	8,491	4,507	606	262	13,866
Operating income (loss) before stock option compensation expenses	(28,914)	(11,865)	(1,099)	(7,331)	(49,209)
Adjustment:
Stock based compensation expense					248

Operating income (loss)					(49,457)
Expenditures for additions to long- lived assets	1,657	1,249	1,606	96	4,608
Total assets	29,449	11,017	10,773	150,820	202,059

As of and for the year ended March 31, 2010:
Net sales to unaffiliated customers	¥30,168	11,219	11,838	—	53,225
Inter-segment sales	2,404	18	—	(2,422)	—

Sales	32,572	11,237	11,838	(2,422)	53,225
Depreciation and amortization	1,364	470	1,977	503	4,314
Operating income (loss) before stock option compensation expenses	(7,042)	(1,897)	2,175	(4,732)	(11,496)
Adjustment:
Stock based compensation expense					143

Operating income (loss)					(11,639)
Expenditures for additions to long- lived assets	942	396	1,856	231	3,425
Total assets	38,782	10,478	11,474	127,929	188,663

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expenses for management's analysis of business segment results.

Additions to long-lived assets included in Corporate consist of purchases of software and fixed assets for general corporate use.

Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

One customer and its related entities mainly in the semiconductor and component test system segment and the mechatronics system segment accounted for approximately 4%, 24% and 20% of total consolidated net sales

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

for the years ended March 31, 2008, 2009 and 2010, respectively. Another customer accounted for approximately 9%, 14% and 6% for the years ended March 31, 2008, 2009 and 2010, respectively.

Information as to Advantest’s net sales and long-lived assets in various geographical areas is as follows:

Net sales to unaffiliated customers for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen (Millions)
	2008	2009	2010
Japan	¥56,032	24,734	11,976
Americas	9,616	11,759	4,930
Europe	8,859	2,844	2,137
Asia	108,260	37,315	34,182

Total	¥182,767	76,652	53,225

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia are generated in Taiwan, Korea and China and others in the amount of ¥56,122 million, ¥35,967 million and ¥16,171 million for the year ended March 31, 2008, ¥10,240 million, ¥14,074 million and ¥13,001 million for the year ended March 31, 2009, and ¥12,805 million, ¥10,334 million and ¥11,043 million for the year ended March 31, 2010, respectively. Substantially all net sales indicated as Americas are generated in the United States of America.

Long-lived assets as of March 31, 2008, 2009 and 2010 are as follows:

	Yen (Millions)
	2008	2009	2010
Japan	¥49,006	31,723	31,067
Americas	161	108	219
Europe	592	634	606
Asia	4,483	2,979	2,434

Total	¥54,242	35,444	34,326

Long-lived assets are those assets located in each geographic area.

There is no individually material country with respect to long-lived assets outside Japan. Substantially all long-lived assets indicated as Americas are located in the United States of America. The significant portion of long-lived assets in Asia is located in Singapore.

(19) Related Party Transactions

Advantest sells products to and purchases raw materials from Fujitsu Limited, its 11.3% stockholder as of March 31, 2010 and its group companies (collectively, “Fujitsu”). The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various software products for internal use, information system related services,

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

research and development materials and services from Fujitsu. Advantest had the following transactions with Fujitsu as of and for the years ended March 31:

	Yen (Millions)
	2008	2009	2010
Sales of products	¥5,395	1,659	2,085
Purchases of raw materials	6,153	2,501	4,065
Receivables	1,515	418	826
Payables	1,964	1,021	2,372
Purchases of software, hardware and others	230	60	199
Research and development expenses, computer rentals, maintenance and other expenses	3,083	1,839	1,056
Investment	1,035	—	—

Advantest invested ¥1,035 million for the year ended March 31, 2008, in common stock and class stock of e-Shuttle, Inc., a subsidiary of Fujitsu. Advantest is holding approximately 35% of common stock of e-Shuttle, Inc. since the initial investment, which is accounted for by equity method of accounting.

(20) Per Share Data

The following table sets forth the computation of basic and diluted net income (loss) per share as of March 31:

	Yen (Millions) except per share data
	2008	2009	2010
Numerator:
Net income (loss)	¥16,550	(74,902)	(11,454)

Denominator:
Basic weighted average shares of common stock outstanding	182,418,821	178,724,884	178,722,505
Dilutive effect of exercise of stock options	305,161	—	—

Diluted weighted average shares of common stock outstanding	182,723,982	178,724,884	178,722,505

Basic net income (loss) per share	¥90.72	(419.09)	(64.09)
Diluted net income (loss) per share	90.57	(419.09)	(64.09)

At March 31, 2008, 2009 and 2010, Advantest had outstanding stock options into 2,309,980, 3,938,980 and 3,060,000 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(21) Concentrations of credit risk

Advantest is exposed to credit risk in the event of default by financial institutions to cash and cash equivalents, but such risk is considered mitigated by the high credit rating of the financial institutions.

At March 31, 2009 and 2010, Advantest has one customer with significant receivables. Receivables from the customer accounted for 30% and 14% of consolidated trade receivables at March 31, 2009 and 2010,

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

respectively. Although Advantest does not expect that the customer will fail to meet its obligations, Advantest is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

(22) Commitments and Contingent Liabilities

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

Commitments outstanding for the purchase of property, plant and equipment and other assets totaled ¥103 million at March 31, 2010.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)*

1.2	Regulations of the Board of Directors of the Registrant (English translation)**

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation)**

2.1	Share Handling Regulations of the Registrant (English translation)*

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts***

2.3	Form of Amendment No. 1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and all holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt****

2.4	Form of ADR (included in Exhibit 2.3)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions*****

12.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Senior Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Senior Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consents of Independent Registered Public Accounting Firm

*	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 26, 2009 (file no. 1-15236).
**	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 26, 2008 (file no. 1-15236).
***	Incorporated by reference to the Company’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
****	Incorporated by reference to the Post Effective Amendment to the Company’s registration statement on Form F-6 Filed with the SEC on September 12, 2006 (file no. 333-13886).
*****	Incorporated by reference to the Company’s annual report on Form 20-F filed with the SEC on June 29, 2004 (file no. 1-15236).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 25, 2010

ADVANTEST CORPORATION

By:	/S/ YUICHI KURITA
Name:	Yuichi Kurita
Title:	Director, Senior Executive Officer