Form 20-F
period 2011-03-31
ADVANTEST CORP
filed 2011-06-24
CIK 1158838

As filed with the Securities and Exchange Commission on June 24, 2011

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………

For the transition period from              to

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

Title of class:	Outstanding as of March 31, 2011:
Common Stock	173,271,951
American Depositary Shares each representing one share of Common Stock	1,882,043

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

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2010” refers to the twelve-month period ended March 31, 2011. All other references to years refer to the applicable calendar year.

In parts of this annual report, certain amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥83.15. This was the approximate exchange rate in Japan on March 31, 2011.

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

•	changes in economic conditions, competitive environment, currency exchange rates or political stability in the major markets where Advantest produces, distributes or sells its products.

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

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2008, fiscal 2009 and fiscal 2010 were included in its Japanese Securities Reports filed with the Director General of the Kanto Local Finance Bureau.

	Year ended March 31,
	2007	2008	2009	2010	2011	2011
	(in millions, except per share and share data)					(thousands, except per share and share data)
Consolidated Statement of Income Data:(4)
Net sales	¥235,012	¥182,767	¥76,652	¥53,225	¥99,634	$1,198,244
Operating income (loss)	56,792	22,716	(49,457)	(11,639)	6,111	73,494
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	61,090	23,533	(52,761)	(9,926)	5,551	66,759
Net income (loss)	35,556	16,550	(74,902)	(11,454)	3,163	38,040
Net income (loss) per share
Basic(1)	190.01	90.72	(419.09)	(64.09)	18.03	0.22
Diluted(1)	188.85	90.57	(419.09)	(64.09)	18.03	0.22
Basic weighted average shares outstanding(1)	187,128,842	182,418,821	178,724,884	178,722,505	175,481,854
Diluted weighted average shares outstanding(1)	188,270,688	182,723,982	178,724,884	178,722,505	175,495,458

	As of March 31,
	2007	2008	2009	2010	2011	2011
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Total assets	¥366,374	¥298,684	¥202,059	¥188,663	¥180,312	$2,168,515
Current portion of long-term debt	10	—	—	—	—	—
Long-term debt, less current portion	—	—	—	—	—	—
Common stock	32,363	32,363	32,363	32,363	32,363	389,212
Stockholders’ equity	294,797	254,184	163,616	150,242	138,132	1,661,239

	As of March 31,
	2007	2008	2009	2010	2011	2011
	(in millions, except per share data)					(in thousands)
Other Data:
Capital expenditures	¥8,336	¥14,083	¥4,608	¥3,425	¥3,793	$45,616
Research and development expenses	29,509	30,507	23,713	17,896	21,197	254,925
Net cash provided by (used in) operating activities	48,951	24,166	2,357	(17,746)	(693)	(8,334)
Net cash provided by (used in) investing activities	(8,013)	(16,322)	(32,507)	10,824	(5,828)	(70,090)
Net cash used in financing activities	(3,662)	(46,770)	(8,930)	(1,803)	(12,028)	(144,654)
Operating margin(2) (4)	24.17%	12.43%	(64.52%)	(21.87%)	6.13%
Net income margin(3) (4)	15.13%	9.06%	(97.72%)	(21.52%)	3.17%

(1)	On October 1, 2006, the Company conducted a two for one stock split of shares of its common stock. Net income per share and average number of shares outstanding for each period affected have been restated to reflect the effects of the stock split.
(2)	Operating income as a percentage of net sales.
(3)	Net income as a percentage of net sales.
(4)	On April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipment as well as tools, furniture and fixtures from the fixed-percentage-on-declining base application to the 250% declining balance application.

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

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 2006	17.5	0.17
March 31, 2007	32.5	0.32
September 30, 2007	25.0	0.25
March 31, 2008	25.0	0.25
September 30, 2008	25.0	0.24
March 31, 2009	5.0	0.05
September 30, 2009	5.0	0.06
March 31, 2010	5.0	0.05
September 30, 2010	5.0	0.06
March 31, 2011	5.0	0.06

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, certain Japanese yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥83.15. This was the approximate exchange rate in Japan on March 31, 2011.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 10, 2011 was $1.00 = 80.26. The Company does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended/ending March 31,	At end of period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2007	117.56	116.55	121.81	110.07
2008	99.85	113.61	124.09	96.88
2009	99.15	100.85	110.48	87.80
2010	93.40	92.49	100.71	86.12
2011	82.76	85.00	94.68	78.74

Month ended			High	Low
			(¥ per $1.00)
December 31, 2010			¥84.23	¥81.67
January 31, 2011			83.36	81.56
February 28, 2011			83.79	81.48
March 31, 2011			82.98	78.74
April 30, 2011			85.26	81.31
May 31, 2011			82.12	80.12

3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant demand volatility in the semiconductor industry

Advantest’s business depends largely upon the capital expenditures of semiconductor manufacturers, foundries and test houses. These companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and products incorporating semiconductors. Such demand is influenced significantly by the overall condition of the global economy. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in semiconductor test systems, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for semiconductor test systems, including those of Advantest. In particular, the market for memory semiconductors shows higher demand volatility as compared to non memory semiconductors. In fiscal 2008, the economic downturn and the slowdown in the semiconductor market both became more pronounced, and Advantest’s net sales of test systems for memory semiconductors decreased by ¥75,252 million (81.0%) from fiscal 2007 to ¥17,644 million, and in fiscal 2009 decreased by ¥5,200 million (29.5%) from fiscal 2008 to ¥12,444 million. However, in fiscal 2010, due to an increase in demand for mobile DRAM test systems which are used for mobile devices net sales increased by ¥17,572 million (141.2%) from fiscal 2009 to ¥30,016 million. Reflecting the foregoing Advantest’s overall net sales in fiscal 2008 decreased by ¥106,115 million (58.1%) from fiscal 2007 to ¥76,652 million, and in fiscal 2009 net sales decreased by ¥23,427 million (30.6%) from fiscal 2008 to ¥53,225 million, however, in fiscal 2010 net sales increased by ¥46,409 million (87.2%) from fiscal 2009 to ¥99,634 million. Any downturn in the memory semiconductor market will therefore likely continue to adversely affect Advantest’s business.

The worldwide semiconductor market grew by 8.9% and 3.2% in 2006 and 2007, respectively. In 2008 and 2009, the semiconductor market contracted by 2.8% and 9.0%, respectively, compared to the previous year, reflecting the global economic downturn that stemmed from the financial crisis. After the previous year’s negative growth, the market has significantly recovered in 2010, and has grown by 31.8% compared to the previous year, primarily due to a surge in demand for electronic equipment in developing nations. Worldwide sales of memory semiconductors increased by 20.5% in 2006, on a year-to-year basis, primarily due to the increase in demand for flash memory semiconductors used in digital consumer products and for DRAM semiconductors used in personal computers. Worldwide sales of memory semiconductors, however, declined by 1.1% and 19.9% in 2007 and 2008, respectively, mainly due to a substantial reduction in capital expenditure by semiconductor manufacturers reflecting a substantial decline in the price of DRAM semiconductors and NAND-type flash memory semiconductors. Although the markets for personal computers and cellular phones including smart phones remained steady in 2009, worldwide sales of memory semiconductors in 2009 declined by 3.3% compared to 2008 reflecting the global economic downturn, resulting in negative growth for three consecutive years. In 2010, primarily due to a steady demand for mobile DRAM test systems for mobile devices, worldwide sales increased by 55.4% compared to 2009.

Worldwide sales of non memory semiconductors increased in 2006 and 2007, since demand in the consumer market and automobile market stabilized and the data processing market were strong. Worldwide sales of non memory semiconductors in 2008 increased by 2.3% from 2007, primarily due to steady demand for mobile

PCs despite the deterioration in the overall condition of the global economy. In 2009, worldwide sales of non memory semiconductors decreased by 10.3% compared to 2008, primarily as a result of the impact of the global economic downturn stemming from the financial crisis that started in 2008. In 2010, worldwide sales of non memory semiconductors increased by 26.0% compared to 2009, primarily due to robust demand for smartphones, tablet PCs, and other consumer electronics.

The significant demand volatility of the market for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	demand in personal computer and server industries;

•	consumer demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players and electronic books;

•	levels of investment in communications infrastructure and trends in the mobile device industry;

•	demand in the automobile industry; and

•	trends in the semiconductor industry.

Advantest’s net sales in fiscal 2006 declined mainly as a result of a decrease in the price of semiconductors and, as a result, net sales for fiscal 2006 were ¥235,012 million, representing a 7.4% decrease compared to fiscal 2005, and net income decreased by 14.1% as compared to fiscal 2005 to ¥35,556 million. The substantial decline in the price of semiconductors continued through fiscal 2007 and many semiconductor manufacturers froze or postponed their capital expenditures. Primarily reflecting the foregoing, net sales in fiscal 2007 decreased by 22.2%, as compared to fiscal 2006, to ¥182,767 million, and net income decreased by 53.5%, as compared to fiscal 2006, to ¥16,550 million. Furthermore, in fiscal 2008, the global economic downturn that stemmed from the financial crisis led semiconductor manufacturers to maintain their prudent position, with many implementing inventory adjustments and freezing or postponing their capital expenditures. Primarily reflecting the foregoing, Advantest’s net sales decreased by 58.1% as compared with fiscal 2007 to ¥76,652 million in fiscal 2008. In fiscal 2009, the semiconductor manufactures gradually resumed capital expenditures as semiconductor prices rose and equipment utilization rates climbed. Despite the gradual recovery in fiscal 2009, Advantest’s net sales in fiscal 2009 decreased by 30.6%, as compared to fiscal 2008, to ¥53,225 million, and Advantest recorded a net loss of ¥11,454 million in fiscal 2009 primarily due to the drop in orders seen in late fiscal 2008. In fiscal 2010, despite a difficult business environment with factors such as continuing appreciation of the Japanese yen and intensified price competition, Advantest seized the positive growth opportunity in the semiconductor market and strived to expand orders and revenues. As a result of the above, Advantest’s net sales in fiscal 2010 increased by 87.2%, as compared to fiscal 2009, to ¥99,634 million, and Advantest recorded a net income of ¥3,163 million in fiscal 2010.

Advantest believes that its results are significantly impacted by the significant demand volatility of the semiconductor industry. While Advantest is unable to predict future trends in the semiconductor industry, if there is a significant downturn in the semiconductor industry, Advantest’s financial condition and results of operations will be adversely affected. Prices of semiconductors, which have continued to decrease significantly in recent years, may not return to their original levels if, for example, the over-supply of semiconductors persists. Should semiconductor prices remain at low levels, semiconductor manufacturers’ earnings could deteriorate, resulting in their further restraint towards capital expenditures, and Advantest’s results of operations could be adversely affected.

Failure by Advantest to meet demand for its products upon a sudden expansion of the markets for semiconductor and component test systems and mechatronics systems may adversely affect its future market share and financial results

Since the global economic downturn following the financial crisis, suppliers have typically adjusted their production capacity through the reduction of production line and personnel. If the market for semiconductor and component test systems and mechatronics systems were to suddenly expand, Advantest would require significant increases in production capabilities including personnel, as well as materials, components and supplies from suppliers, in order to fully capitalize on such expansion. The failure of Advantest to adjust to such unanticipated increases in demand for its products during the period of recovery in demand could result in Advantest losing one or more of its existing large-volume customers or losing the opportunity to establish a strong relationship with potential large-volume customers with which it currently does little or no business. Such failure may adversely affect Advantest’s future market share and its financial results.

If Advantest does not introduce new products meeting its customers’ technical requirements in a timely manner and at competitive prices, its products may become obsolete and its financial condition and results of operations may suffer

Advantest sells its products to several industries that are characterized by rapid technological changes, frequent introduction of new products and services, varying and unpredictable product lifecycles and evolving industry standards. Advantest anticipates that future demand for its products will be driven, in large part, by technological innovation in semiconductor technology, which create new testing requirements that are not adequately addressed by currently installed semiconductor test systems. Customer needs in response to these technological innovations, and their need for greater cost-effectiveness and efficiency to respond to the market environment, include:

•	investment by memory semiconductor manufacturers in facilities that are used to produce memory semiconductors, such as flash memory, DDR3-SDRAM, the next generation DDR4-SDRAM, GDDR and LPDDR;

•	the introduction of non memory semiconductors that incorporate more advanced memory semiconductors, logic and analog circuits;

•	investment by semiconductor manufacturers in mechatronics related products which transport devices faster, more accurately and more stably;

•	the utilization of testing technologies that employ self-test circuit designs incorporated into semiconductor chips;

•	the utilization of testing technologies that employ test circuit designs for Device Under Test (DUT);

•	introduction of mechatronics products that respond to reduced testing time resulting from advances in customers’ back-end testing;

•	prompt response and quick repair in the event of failure;

•	total solutions that allow customers to reduce their testing costs; and

•	test solutions of power semiconductors that control small and large motor drives.

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

A failure by Advantest to meet its customers’ technical requirements at competitive prices or to deliver conforming equipment in a timely manner may result in its products being replaced by those of a competitor or an alternative technology solution. Furthermore, Advantest’s inability to provide a product that meets requested performance criteria at an acceptable price when required by its customers would severely damage its reputation with such customers and may adversely affect future sales efforts with respect to such customers.

The business combination with Verigy Ltd. (“Verigy”) may not be completed as planned, or even if the proposed transaction is completed, Advantest may not realize the anticipated benefits of the business combination

Advantest believes that the business combination, if completed, would enable Advantest to better satisfy customer needs through the development and sale of a wider variety of high quality products, and to better address customer needs through technological innovation that is supported by a stable financial base, leading to continued growth amidst a rapidly changing and challenging semiconductor market.

However, if certain conditions, including approval of the Singapore High Court are not met, the proposed transaction with Verigy will not be completed. If the proposed transaction is not completed, Advantest will have received little or no benefit from the management resources it has invested. In addition, if Advantest does not fulfill the conditions to closing in the implementation agreement, it may be required to pay Verigy a break-up fee of $7.5 million. In the event the proposed transaction is terminated by Advantest or Verigy in circumstances including when either party’s board of directors withdraws its recommendation for the proposed transaction, the financial markets, its customers, suppliers and employees may react negatively. Each of these factors may adversely affect the price of Advantest’s common stock and its financial results and operations.

Even if the conditions to the proposed transaction are met and the business combination is completed, the business integration of two companies will be time-consuming and complex, and the business combination may not realize the anticipated benefits. The difficulties in integrating the two companies may arise during various stages of combining the operations, including the following:

•	consolidation of the two companies’ differing research and development, manufacturing and sales processes;

•	the elimination of inefficiencies that may arise out of overlapping departments and processes between the two companies;

•	the retention of Verigy’s valuable and key management and employees; and

•	the integration of two companies with differing corporate cultures and languages.

If difficulties arise in connection with the proposed transaction, including those mentioned above, Advantest’s future financial results may be adversely affected.

Also, if Advantest merges with Verigy, and grants stock options to Verigy’s employees, Advantest’s pre-business combination voting rights, total assets per share and share price may suffer from dilution.

Advantest’s dependence on certain subcontractors and its dependence on a sole source or a limited number of suppliers for its components and parts may prevent it from delivering products that meet specifications on a timely basis

Advantest relies on subcontractors to perform some of the assembly requirements for its products. In addition, many of the components used in Advantest’s semiconductor and component test systems and mechatronics systems are produced by suppliers based on Advantest’s specifications. Advantest’s reliance on these subcontractors and suppliers gives it less control over the manufacturing process and exposes it to significant risks, especially inadequate manufacturing capacity, late delivery, substandard quality, lack of labor availability and high costs. In addition, Advantest depends on a sole source or a limited number of suppliers for a portion of its components and parts. Advantest does not maintain long-term supply agreements with most of its suppliers, and it purchases most of its components and parts through individual purchase orders. If suppliers become unable to provide components or parts in the volumes needed and at acceptable prices, Advantest would have to identify and procure acceptable replacements. Furthermore, the markets for semiconductors and other specialized components have, in the past, experienced periods of inadequate supply to meet demand. Moreover, there may be a shortage of components if a large scale natural disaster or electricity shortage occurs. The process of selecting subcontractors or suppliers and of identifying suitable replacement components and parts is lengthy and may result in Advantest being unable to deliver products meeting customer requirements in a timely manner. Advantest has, in the past, been unable to deliver its products according to production schedules primarily due to the inability of suppliers to supply components and parts based on Advantest’s specifications and by other shortages in components and parts. Moreover, a deterioration in the financial position of Advantest’s subcontractors or suppliers reflecting the decline in the economic environment may result in certain subcontractors and suppliers being unable to meet Advantest’s requirements.

Advantest faces substantial competition in its businesses and, if Advantest does not maintain or expand its market share, its business may be harmed

Advantest faces substantial competition throughout the world. Advantest’s primary competitors in the semiconductor and component test system market include, among others, Teradyne, Inc., Verigy, LTX-Credence Corporation, Yokogawa Electronic Corporation, FROM30 CO., LTD., EXICON Ltd. and UniTest Inc. In the mechatronics system related market, Advantest also competes with Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing, Inc. in test handler devices, and with TSE Co., Ltd. and Secron Co., Ltd. in device interfaces. Some of Advantest’s competitors have greater financial and other resources than Advantest.

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

Advantest’s business may be harmed by the effects resulting from the Great East Japan Earthquake

If as a result of the aftershocks of the Great East Japan Earthquake on March 11, 2011, Advantest’s suppliers’ facilities are damaged or if scheduled blackouts resulting from the impact of the earthquake are carried out at suppliers’ facilities, Advantest may not be able to procure necessary components, and may be unable to meet market demand for the supply of its products. Also, market trends for the semiconductor industry, and for finished products which are closely related to semiconductors such as household electric appliances, various computer equipments and automobiles, may remain uncertain for the near future. Advantest’s business may be adversely affected as a result of these factors.

In the event that a large quantity of radioactive materials is released due to further deterioration of radiation leakage at the Fukushima No. 1 Nuclear Reactor or substantial damages to nuclear power plants caused by aftershocks or tsunamis, as a result of which radioactive materials on Advantest’s products exceed the radiation standards set by importing countries, or the radiation levels where Advantest’s major production facility is located in Gunma Prefecture exceed national radiation standards and becomes a quarantine zone, or electricity supply becomes unstable due to long-term suspension of operations at nuclear plants, Advantest may be unable to meet market demand for the supply of its products or the competitiveness of its products may be impaired, and Advantest’s business may be adversely affected.

Advantest’s product lines are facing significant price pressure

Price pressure on Advantest’s businesses is adversely affecting Advantest’s operating margins. Irrespective of the trend in the demand for semiconductors, there is ongoing price pressure on semiconductors, which puts continuous pressure on the market price for products in the Semiconductor and Component Test System Segment and Mechatronics System Segment. Especially with the ongoing slowdown in the semiconductor industry, price pressure is salient. During these periods, semiconductor manufacturers and test houses, which are Advantest’s customers, seek to increase their production capacities while minimizing their capital expenditures. In addition, increased competition in the market for digital consumer products and personal computers has driven down prices of these goods, subsequently creating significant price pressure on Advantest’s product lines. If prices of semiconductors continue to decline, customers may postpone capital expenditures on new equipment by remodeling or adapting the usage of existing equipment. If price pressure further increases in the future, Advantest’s financial condition and results of operations may be adversely affected.

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

Advantest’s largest customers currently account for a significant part of its net sales and, in addition to the risk of Advantest’s business being harmed by the loss of one or more of these customers or changes in their capital expenditures, Advantest may not be able to recover its accounts receivables if its largest customers experience a deterioration in their financial position

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers, a small number of which currently account for a significant portion of its net sales. Sales to Advantest’s largest customer as a percentage of its total sales were approximately 24% in fiscal 2008, approximately 20% in fiscal 2009 and approximately 20% in fiscal 2010. Sales to Advantest’s five largest customers accounted for approximately 51% in fiscal 2008, approximately 43% in fiscal 2009 and approximately 49% in fiscal 2010. The loss of one or more of these major customers or changes in their capital expenditures could materially harm Advantest’s business. Furthermore, if Advantest’s major customers experience a deterioration in their financial position and are unable to fulfill their payment obligations to Advantest in accordance with the applicable terms, Advantest’s business, results of operations and financial position may be adversely affected.

Fluctuations in exchange rates could reduce Advantest’s profitability

The majority of Advantest’s net sales derive from products sold to customers located outside of Japan. Of Advantest’s fiscal 2010 net sales, 77.5% were from products sold to overseas customers. Most of Advantest’s products are manufactured in Japan, but approximately 37% of Advantest’s net sales in fiscal 2010 were derived from currencies other than the Japanese yen, predominantly the U.S. dollar. If the Japanese yen remains strong, or further strengthens relative to foreign currencies (mostly U.S. dollar and, to a much lesser extent, other currencies), it would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies, which could hurt sales in those countries. In addition, significant fluctuations in the exchange rate between the Japanese yen and foreign currencies, especially the U.S. dollar, could require Advantest to lower its prices with respect to foreign sales of its products that are priced in Japanese yen, and reduce the Japanese yen equivalent amounts of its foreign sales for products that are based in U.S. dollars or other foreign currencies, and overall reducing its profitability. These fluctuations could also cause prospective customers to push out or delay orders because of the increased relative cost of Advantest’s products. In the past, there have been significant fluctuations in the exchange rate between the Japanese yen and the foreign countries in which Advantest’s sales are denominated.

If Advantest’s main facilities for research and development, production or information technology systems for all of its businesses, or the facilities of its subcontractors and suppliers, were to experience catastrophic loss, its results of operations would be seriously harmed

Advantest’s main facilities for research and development for its Semiconductor and Component Test Systems and Mechatronics System Segments production, as well as many of Advantest’s service bases, are located in Japan and particularly concentrated in Gunma Prefecture and Saitama Prefecture. In addition, the main system server and the network hub are maintained in system centers approved by the Information System Management System, or ISMS, and local network servers are located in certain operations offices in Japan. As most recently evidenced by the Great East Japan Earthquake, Japan is a region that is susceptible to frequent earthquakes.

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

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with conducting business internationally because it sells its products, and purchases parts and components from around the world. In fiscal 2010, 65.9% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consisted of sales in Taiwan, the People’s Republic of China and Korea, 9.3% from the Americas and 2.3% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the Americas, Europe, and Asian countries including Singapore, Taiwan, the People’s Republic of China and Korea and some of Advantest’s suppliers are also located overseas. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

•	political and economic instability, natural calamities, epidemics or other risks related to countries where Advantest procures its components and parts or sells its products;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	risks with respect to international taxation, including transfer pricing regulations;

•	difficulty in staffing and managing widespread operations;

•	differing protection of intellectual property;

•	difficulties in collecting accounts receivable because of distance and different legal rules; and

•	risks with respect to social and political crises resulting from terrorism and war, among others.

Advantest’s business may be negatively affected by factors relating to its marketing and sales capabilities and its branding

Advantest’s business may be negatively affected by factors relating to its marketing and sales capabilities and its branding, including:

•	the long selling process involved in the sale of semiconductor and component test systems;

•	the relatively small number of total units sold in the semiconductor and component test system market;

•	order cancellations or postponement of capital expenditures by customers;

•	delays in collection of, or increases in provisions for, accounts receivable reflecting the financial condition of customers;

•	increases in required provisions for product warranty costs and write-downs of inventory; and

•	any real or perceived decrease in performance and reliability of Advantest products, which could lead to a decline in Advantest’s reputation.

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

Risks Related to Ownership of American Depositary Shares (“ADSs”) or Common Stock

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

Advantest applies its capital expenditures chiefly to the streamlining of development, production of new products, energy saving initiatives and the expansion of production capacity. Advantest’s capital expenditures were ¥4.6 billion, ¥3.4 billion and ¥3.8 billion in fiscal 2008, 2009 and 2010, respectively.

On March 28, 2011, Advantest agreed to acquire all of the outstanding shares of common stock of Verigy at US$ 15.00 per share, pursuant to which Verigy will become a wholly-owned subsidiary of Advantest. The total purchase price is expected to be approximately US$ 1.1 billion.

The proposed transaction is expected to be structured as a scheme of arrangement under Singapore law. A scheme of arrangement is a common acquisition method under Singapore law and is implemented based on the approval of Verigy’s board of directors, and subject to the approvals of Verigy’s shareholders and the Singapore Court.

The Company’s principal executive offices are located at Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan. The Company’s telephone number in Japan is (81-3) 3214-7500.

The Company’s agent in the United States is Advantest America Corporation (Holding Co.), located at 3201 Scott Boulevard, Santa Clara, California 95054, U.S.A.

4.B.	BUSINESS OVERVIEW

Overview

As of June 24, 2011, Advantest is comprised of the Company and its 28 consolidated subsidiaries and one investee which is accounted for by the equity method. Advantest conducts its business in the following segments:

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

Sales by Segment

The following table illustrates net sales by each segment for the last three fiscal years.

	Fiscal 2008		Fiscal 2009		Fiscal 2010
Segment	Sales (in millions)%		Sales (in millions)%		Sales (in millions)%
Semiconductor and Component Test System Segment	¥49,216	64.2	¥32,572	61.2	¥69,333	69.6
Mechatronics System Segment	14,388	18.8	11,237	21.1	18,515	18.6
Services, Support and Others Segment	15,815	20.6	11,838	22.2	14,166	14.2
Intercompany transactions elimination	(2,767)	(3.6)	(2,422)	(4.5)	(2,380)	(2.4)

Total Net Sales	¥76,652	100.0%	¥53,225	100.0%	¥99,634	100.0%

Industry Overview

Advantest offers products in semiconductor and component test systems, mechatronics systems, and services, support and others. Advantest’s main customers are semiconductor manufacturers, foundries and test houses. Advantest believes that the following factors promote growth of the business carried out by its main customers.

•	the move to lower-cost, smaller, faster and more powerful and energy efficient semiconductors and electronic components;

•	the increase in demand for higher performance servers and personal computers;

•	the increase in demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players and electronic books;

•	the increasing levels of wireless high-speed data transmission worldwide reflecting the expansion of the mobile device industry in developing countries;

•	the development of higher speed and high capacity communications infrastructure;

•	the increasing demand for electronic devices that incorporate semiconductor and communications technologies; and

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

Semiconductor sales have increased significantly over the long-term. However, semiconductors, particularly memory semiconductors, have experienced significant cyclical variations in growth rates. According to World Semiconductor Trade Statistics (WSTS), worldwide semiconductor sales in 2006 increased by approximately $20.2 billion or 8.9% to approximately $247.7 billion, and sales in 2007 increased by approximately $7.9 billion or 3.2% to approximately $255.6 billion. However, sales in 2008 decreased by approximately $7.0 billion or 2.8% compared to the previous year to approximately $248.6 billion, mainly due to the substantial decline in the price of memory semiconductors. Sales in 2009 also decreased compared to the previous year, by approximately $22.3 billion or 9.0% to approximately $226.3 billion, mainly due to the slow economy persisting since the previous year. Sales in 2010 increased compared to the previous year, by approximately $72.0 billion or 31.8% to approximately $298.3 billion, mainly due to increased demand for electronic components in developing nations. The following table sets forth the size of the market for memory semiconductors, non memory semiconductors and all semiconductors between 2006 and 2010 and the projected market size between 2011 and 2013 as compiled and estimated by WSTS as of June 2011.

	Actual Year ended December 31,					Projections for Years ending December 31,
	2006	2007	2008	2009	2010	2011	2012	2013
	(in millions)
Memory	$58,473	$57,854	$46,348	$44,797	$69,614	$67,708	$68,310	$71,416
Non memory	189,243	197,791	202,255	181,516	228,701	246,702	270,065	285,197

Total	$247,716	$255,645	$248,603	$226,313	$298,315	$314,410	$338,375	$356,613

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

The semiconductor market remained steady in 2006 and 2007. However, the semiconductor market experienced negative growth in 2008 for the first time in seven years primarily due to the global economic crisis and further declined in 2009 reflecting the conditions continuing from the previous year. The market significantly recovered in 2010 and grew by 31.8% compared to the previous year, due to a surge in demand for electronic equipment in developing nations. According to data published by WSTS, the market for memory semiconductors is expected to decrease slightly by 2.7% in 2011 as compared with 2010, after which it is expected to grow by approximately 1% in 2012 and by approximately 5% in 2013. WSTS expects that the market for memory semiconductors will grow to approximately $71.4 billion in 2013. Advantest believes that demand for memory semiconductors will be generated in the foreseeable future by the prevalence of DDR3-SDRAM, the next generation DDR4-SDRAM, flash memory and other high-end semiconductors. WSTS estimates that the non memory semiconductor market will steadily grow by approximately 8% in 2011, by approximately 10% in 2012, and by approximately 6% in 2013. WSTS expects that the market for non memory semiconductors will grow to approximately $285.2 billion in 2013. Advantest believes that the demand for non memory semiconductors will generally grow in the foreseeable future, led by the further prevalence of, and new developments in, digital consumer products and personal computers.

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

Demand for personal computers and servers with higher performance and capabilities is also driving changes in the memory semiconductor sector. This demand is causing manufacturers to shift from the production of the DDR2-SDRAM high-speed data transfer memory semiconductor to the high-speed DDR3-SDRAM, and to further expand production of large capacity and nonvolatile and high-speed read or writable flash memory semiconductors. Advantest believes that this shift is creating demand for test systems for memory semiconductors capable of handling these new types of memory semiconductors, as well as contributing to a reduction in testing costs. In addition, Advantest believes that additional demand for mechatronics systems, including test handlers and device interfaces connecting semiconductor devices and semiconductor test systems, will be created and will grow in line with advances in semiconductor technologies.

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

Changes in Semiconductor and Electronic Component Manufacturing Processes

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

Technological Innovation in Manufacturing Processes

One of the innovations in semiconductor manufacturing processes is the use of 300 millimeter wafers. Wafers are circular flat pieces of silicon from which multiple semiconductor chips are made using photo-etching and other manufacturing processes. The use of 300 millimeter wafers allows manufacturers to increase semiconductor production per wafer twofold or more when compared to production using the conventional 200 millimeter wafers. From 2007, investment has remained at low levels mainly due to factors such as excess supply and increased price competition. However from the latter half of 2010, as a result of a rapid expansion of the mobile device market which resulted in an increase in the manufacture of low power memory, capital expenditures related to 300mm wafers have increased, and demand for new semiconductor and component test systems and test handlers has been increasing.

New Testing Technologies

Semiconductor designers and manufacturers are striving to further reduce costs in connection with manufacturing semiconductors, especially the cost of testing semiconductors. Thus, there is a stronger demand for semiconductor test systems that can simultaneously test more semiconductors and accommodate a larger number of pins at higher speeds and with high throughput capabilities. On the other hand, there is an increasing pressure on semiconductor test systems to be energy efficient, smaller in size and less expensive. In order to respond to this demand, semiconductor test system manufacturers are taking measures to reduce semiconductor test system costs by making the development and manufacturing process of semiconductor test systems more efficient, strengthening peripheral devices such as test handlers and device interfaces and improving service and support systems. Furthermore, although certain semiconductors are now tested in a simplified manner in which self-test technologies are designed into circuits, or are tested in a manner that is close to actual operation by using firmware used to operate final products or even sold without being tested, Advantest believes that it has become increasingly important for semiconductor test systems to ensure the reliability of semiconductors since semiconductors are expected to become more complex and advanced going forward.

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

Business Strategy

Advantest is currently facing a challenging business environment primarily due to the recent downturn in the global economy and weakened demand for semiconductors. In order to create a stable foundation amidst the fast-changing and challenging semiconductor market, Advantest and Verigy entered into a definitive agreement that requires the fulfillment of certain conditions such as approval of the Singapore High Court. Advantest expects the effective date of the scheme of arrangement to be in early July. Furthermore Advantest has established the following core business goals to achieve mid- to long-term growth:

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

Strengthen the test system business for non memory semiconductors

Advantest believes that in 2010 the market for test systems for non memory semiconductors was approximately four times the size of the market for test systems for memory semiconductors. Advantest has therefore devoted its resources to develop test systems and modules for non memory semiconductors to meet the demands of a large number of manufacturers for the testing of a wide variety of non memory semiconductors.

Advantest is utilizing the test module structure in test systems for non memory semiconductors. Advantest believes the primary benefits of these test module structures are reduced testing costs. In addition, Advantest hopes that the reduction in testing costs, and thus the lowering of overall manufacturing costs of non memory semiconductors, will help foster further demand for non memory semiconductors to be used in digital consumer products and other products.

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

Advantest and Verigy entered into a definitive agreement and agreed that Verigy will become a wholly-owned subsidiary of Advantest.

On March 28, 2011, Advantest agreed to acquire all of the outstanding shares of common stock of Verigy, a leading manufacturer of semiconductor test systems, which will become a wholly-owned subsidiary of Advantest. Approval of the Singapore High Court is pending, which is required as a closing condition to the proposed transaction. Advantest expects the effective date of the scheme of arrangement to be in early July. The purpose of this business combination is mainly threefold as set out below.

(1) Highly Complementary Technology and Products

Building on Advantest’s strength in memory semiconductor test systems and mass production lines and Verigy’s strength in non-memory semiconductor test systems and research and development, Advantest expects to drive technological innovation in the more comprehensive field of automatic semiconductor test equipment. Advantest will also work to enhance growth and profitability by reallocating resources currently devoted to areas of duplicative research and development, with a goal of accelerating Advantest’s combined technical capabilities and developing new business.

(2) Customer Relationships

Advantest will have a wide and comprehensive range of products, which will enable it to provide customers with the most advanced collection of test solutions, such as improved test efficiency and reduced cost. Expanding Advantest’s scale of operations is also expected to enhance Advantest’s ability to provide long-term and consistent service to Advantest’s customers.

(3) Global Business Development

Through the combination of Advantest, which has developed its business primarily in Japan and Asia, and Verigy, which has a significant presence in the United States and Europe, Advantest will expand its global customer base. Advantest expects to accelerate its globalization efforts at the operation level by acquiring excellent human resources on a global scale.

Products

As of fiscal 2010, Advantest’s main products are products developed, manufactured and sold in the Semiconductor and Component Test System Segment and Mechatronics System Segment. They are as follows:

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

Category	Fiscal 2008	Fiscal 2009	Fiscal 2010
	(in millions)
Test systems for memory semiconductors	¥17,644	¥12,444	¥30,016
Test systems for non memory semiconductors	31,572	20,128	39,317

Total	¥49,216	¥32,572	¥69,333

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

Advantest estimates that its market share in test systems for memory semiconductors was approximately 51% and 37% in fiscal 2008 and 2009, respectively, as a result of restrained capital expenditure in test systems for DRAM semiconductors on the part of Advantest’s customers, but recovered to approximately 62% in 2010. Advantest has a substantially larger market share in test systems for DRAM memory semiconductors than in test systems for flash memory semiconductors. Advantest is currently seeking to increase its market share in test systems for flash memory semiconductors.

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

T5700 Series. Because variations in cell characteristics must be kept within a defined range, front-end testing for flash memory semiconductors require more types of testing than is required in front-end testing for DRAM semiconductors. Accordingly, front-end testing for flash memory semiconductors contributes to higher testing costs. Furthermore, although the volume of production with respect to NAND-type flash memory semiconductors is rapidly growing, prices have fallen substantially and there is a demand for higher efficiency for test systems. In response, Advantest introduced the T5781ES memory test system, which is capable of testing Multiple Chip Package (MCP)-type memories which combine multiple memory types, such as NAND-type flash memories, which are used in mobile phones, NOR-type flash memories and SDRAM, at speeds of up to 266 MHz. Because the T5781ES has diverse memory semiconductor testing capabilities and can test single-handedly many different types of memory semiconductors which are incorporated into MCPs, higher testing efficiency can be achieved. The T5700 series will provide effective solutions that will enable everything from design to mass production of flash memories and MCPs.

Test Systems for Non Memory Semiconductors

Advantest’s main line of test systems for non memory semiconductors relates to test systems for SoC semiconductors, test systems for LCD driver integrated circuits and test systems for semiconductors used in car electronics. Test systems for SoC semiconductors test SoC semiconductors that combine circuits such as digital, analog, memory and RF circuits on a single semiconductor chip. Test systems for LCD driver integrated circuits test semiconductors with specific functions, such as LCD driver integrated circuits that display images on LCD panels. The factors that are important to customers in the performance and other characteristics of test systems for memory semiconductors described above also apply to test systems for non memory semiconductors. Advantest’s market share in test systems for non memory semiconductors remained at a similar level of approximately 18% in fiscal 2010, compared with approximately 21% in fiscal 2009.

T2000. In 2003, Advantest introduced to the market the T2000 test systems for non memory semiconductors which used the test module structure. Advantest believes that the development of modules for the T2000 compatible semiconductor test systems for non memory semiconductors and the increase in product lineup will increase Advantest’s market share in test systems for non memory semiconductors. Main compatible component modules for the T2000 include modules designed for digital testing, power supply testing, analog testing, power device testing, image sensor testing and RF testing. Furthermore, mainframes for the T2000 may be chosen to meet customers’ needs.

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

T7720 Series. The T7721, T7722 and T7723 are test systems for non memory semiconductors for mixed signal integrated circuits. The T7723 targets highly complex semiconductors used in car electronics and is the result of the development of Advantest’s constituent technology that measures analog signals. Also, the T7723 uses a direct current signal generator with a range of 150V to 64V and floating power supply of 60V/10A or 30V/30A (pulse), utilizes up to a maximum of 256 pins, and has the capacity to simultaneously measure multiple devices.

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

Advantest’s test handlers are sold primarily in conjunction with the sale of its semiconductor and component test systems. A majority of Advantest’s test handlers for memory semiconductors, measured in units, are sold to customers of Advantest’s semiconductor and component test systems. Advantest’s test handlers are compatible with the semiconductor and component test systems of its competitors.

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

Device Interfaces

Device interfaces are components which transmit test signals between the device being tested and the semiconductor and component test system. These components are divided into motherboards, socket boards, performance boards and sockets all of which transmit signals to compatible components of a device under test; components compatible with a test handler device; and device interfaces and change kits with a device handling mechanisms and contact mechanisms, and probe card for front-end testing.

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

Probe Card: Advantest provides probe card used for the front-end testing for memory semiconductors.

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

Customers

Advantest’s semiconductor and component test systems and mechatronics systems are shipped and delivered to world’s leading semiconductor manufacturers, as well as some foundries and test houses. Sales to INTEL Corporation and Samsung Corporation in fiscal 2008, INTEL Corporation in fiscal 2009 and INTEL Corporation and Hynix Semiconductor Inc. in fiscal 2010 each accounted for greater than 10% of Advantest’s net sales in each of those respective years. Advantest’s five largest customers, all of which are semiconductor and component test system customers, accounted for approximately 51% of net sales in fiscal 2008, approximately 43% in fiscal 2009 and approximately 49% in fiscal 2010.

Geographic Sales

Of Advantest’s fiscal 2010 net sales, 77.5% were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales, for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped.

	Fiscal 2008		Fiscal 2009		Fiscal 2010
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥24,734	32.3	¥11,976	22.5	¥22,398	22.5
Asia (excluding Japan)	37,315	48.7	34,182	64.2	65,706	65.9
Americas	11,759	15.3	4,930	9.3	9,278	9.3
Europe	2,844	3.7	2,137	4.0	2,252	2.3

Total	¥76,652	100.0%	¥53,225	100.0%	¥99,634	100.0%

Japan. Advantest enjoys a significant market position in Japanese markets for test systems for memory semiconductors, with a market share of approximately 76% in 2010. In addition, Advantest had a market share of approximately 40% in the Japanese test systems for non memory semiconductors market in 2010. Sales of test systems for SoC semiconductors used in DVD/Blu-ray disc recorders and flat-panel TVs comprised a substantial portion of total sales of test systems for non memory semiconductors in Japan Advantest is working to maintain and expand its large market share in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles.

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

Americas. Advantest’s marketing efforts in this region are centered in the United States, which accounted for approximately 9% of its total sales in fiscal 2010. Advantest’s market share of semiconductor and component test systems sold in the U.S. was approximately 16% in 2010. Semiconductor and component test systems are marketed and sold in the Americas through Advantest’s subsidiary, Advantest America, Inc.

Europe. Sales in Europe constituted approximately 2% of Advantest’s sales in fiscal 2010. Advantest’s market share of semiconductor and component test systems sold in Europe decreased to approximately 8% in 2010 from approximately 23% in 2009. Advantest’s principal European markets are Germany, Italy and France.

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

Advantest believes that the best marketing strategy is to demonstrate the ability to develop products that meet the customer’s specific needs, produce and deliver them in the required time and quantity, and support the customer and the product with sufficient technical and maintenance support. Advantest holds exhibitions from time to time to demonstrate and market its products to target customers. Advantest also markets its products by participating in industry trade shows and advertising in trade magazines.

Support and Customer Service

Advantest’s support and customer service programs are designed to respond to all of the semiconductor testing-related needs of its customers. Advantest provides its services through its worldwide network of sales and customer support offices. These services consist of the following elements:

•

Testing Technology Support. Advantest engineers work with customers from the design phase of new products to the development of testing methods and device interfaces. Advantest also supports customers’ initiatives to reduce costs at the large-scale production phase by proposing procedures to improve production yield and throughput, and offering advice in connection with the operation of semiconductors and component test systems and other test products.

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

•

Repairs and Parts. Requests for repairs or parts can be made through the Advantest website or by phone. Advantest has established a system under which it endeavors to deliver requested parts to customers in Japan within 24 hours of request, and for customers in Asia (excluding Japan), the Americas and Europe within 48 hours. Equipment for maintenance is located in both Singapore and Japan to supplement each other in the event of a major natural disaster. To provide for quick and efficient repairs, Advantest’s repair factories in Japan serve as the hub, and those in Korea and Taiwan also have started to undertake repairs of test boards.

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

The Great East Japan Earthquake and tsunami that struck Japan on March 11, 2011 inflicted only minor direct damage to parts of Advantest’s business facilities and the affected facilities have already been fully restored. Advantest is considering reducing its electricity consumption or setting up its own electricity generator in order to avoid manufacturing disruptions as a result of possible future scheduled blackouts.

Advantest purchases substantially all of its components and parts from outside suppliers. The Great East Japan Earthquake and tsunami that struck Japan on March 11, 2011 inflicted damage to some manufacturing facilities of Advantest’s components and materials suppliers. Advantest has identified replacement components and has established an emergency procurement system to assess the system performance compliance, implementation and reliability levels of these components in order to ensure the stability of its manufacturing operations.

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

Device interfaces, one of Advantest’s products in its Mechatronics System Segment, are manufactured in Japan as well as overseas, including in Korea, Taiwan and Malaysia, in order to reduce lead time and reduce manufacturing costs.

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

Competition

Advantest faces substantial competition throughout the world in all of their business segments. In particular, competition in the semiconductor and component test system market is currently intensifying, which may lead to restructuring within the industry and certain companies may be eliminated or consolidated. Advantest believes that the principal factors of competition are:

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

•

Price. The need for more sophisticated products often translates into higher testing costs for semiconductor manufacturers. In addition, primarily as a result of increased efficiency in the fabrication process and lower market prices for semiconductors, test costs have come to represent a higher proportion of the total cost of manufacturing. Advantest currently faces significant price pressure on its Semiconductor and Component Test System Segment.

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

According to a report issued by a research company, Advantest maintained the highest market share in the semiconductor test system market for five consecutive years until 2007. However, from 2008 to 2010, Teradyne, Inc. achieved the highest share, and Advantest achieved the second highest share. Other companies following Advantest include Verigy, LTX-Credence Corporation and Yokogawa Electronic Corporation. Some of Advantest’s other competitors include FROM30 CO., LTD., EXICON Ltd., and UniTest Inc. In addition, Advantest also competes in the mechatronics system market with, among others, Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing Inc. for test handlers, and TSE Co., Ltd. and Secron Co., Ltd. for device interfaces. In addition, in the Services, Support and Others Segment, Advantest has been competing with companies providing similar services. It also has been suggested by customers that Advantest competes with start-up companies with newer technologies or products in the market for both the test systems for memory semiconductors and test systems for non memory semiconductors.

On March 28, 2011, Advantest and Verigy entered into a definitive agreement for the business combination of the two companies. Approval of the Singapore High Court is pending, which is required as a closing condition to the proposed transaction. Advantest expects the effective date of the scheme of arrangement to be in early July.

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

Advantest’s primary environmental activities during fiscal 2010 are as follows:

•

ISO 14001 Certification. Advantest has received ISO 14001 Uniform Certification for all eight of its domestic manufacturing and research and development facilities. With respect to its overseas manufacturing and research and development activities, seven principal facilities in Asia, Europe and North America regions have received ISO 14001 Uniform Certification.

•

Environmental Measures for Products. Advantest is actively involved in the development of environmentally friendly product lines. Advantest conducts environmental assessments of all its new products from their development stages. In fiscal 2010, eleven models complied with Advantest’s internal environment-oriented design standards, and have qualified as environmentally friendly “Green” products.

•

Reduce Waste. Advantest has implemented a recycling program and introduced liquid waste disposal capabilities at its facilities. Through such initiatives, Advantest’s waste volume was a total of 307 tons in fiscal 2010, and Advantest continues to retain less than 1% of its industrial waste output at all eight of its domestic research and development and manufacturing facilities.

•

Use of Safe Components. Advantest has established an internal procurement standard for parts and components and has procured parts and components for its new products that do not contain specified toxic substances. Primarily reflecting the foregoing, Advantest has eliminated most regulated toxic substances from approximately 95% of the surface-mounted components on its new products after 2008, except lead solder, which is used for mounting parts and components for its products.

•

Prevention of Global Warming. Through the use of energy efficient equipment and the re-evaluation of manufacturing processes, Advantest strives to reduce levels of carbon dioxide emissions resulting from energy consumption relating to its business activities. Advantest’s carbon dioxide emissions resulting from its all eight of domestic facilities was reduced to 20,444-CO2 tons in fiscal 2010, primarily as a result of energy saving effects and a decrease in production.

As one of its activities designed to contribute to society and to the environment, Advantest implements reforestation of seedlings, both in Japan and overseas.

Advantest spent approximately ¥571 million during fiscal 2010 to further implement its environmental protection activities.

Following the Great East Japan Earthquake on March 11, 2011, Advantest investigated and confirmed that there were no leakages of chemical substances.

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

Glossary

Analog circuits	Circuits on a semiconductor that monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion.

DDR-SDRAM	Double Data Rate Synchronous Dynamic Random Access Memory. Memory semiconductor that can be read from, or written to, at double the rate of traditional SDRAM semiconductors.

DDR2-SDRAM	Advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR-SDRAM semiconductors.

DDR3-SDRAM	DDR-SDRAM semiconductors that be read from, or written to, at a significantly higher rate than DDR2-SDRAM semiconductors.

DDR4-SDRAM	The next generation DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR3-SDRAM semiconductors.

Digital circuits	Circuits that perform binary arithmetic functions on data represented by a series of on/off states.

DRAM	Dynamic Random Access Memory. Devices that store a large volume of data and can read and write data freely. Because of their volatile characteristics, periodic re-writing of data is required to maintain memory information.

Foundries	Semiconductor manufacturing service providers that manufacture semiconductors based on their customers’ semiconductor designs.

Fabless	Manufacturers that outsource their entire production to external entities, instead of having their own manufacturing facilities.

Flash memory	Memory devices that electrically erase or write data freely. Devices with nonvolatile memory which is maintained even when the power is turned off.

GDDR	Graphics DDR. DDR memory standard specifically designed for use in RAM video cards.

Integrated circuit	An electric part made of a combination of many transistors on a silicon wafer.

LCD driver integrated circuits	Integrated circuits that operate LCD (Liquid Crystal Display).

Logic circuits	Circuits that perform binary arithmetic functions.

LPDDR	Low Power DDR memory.

Memory circuits	Circuits that store data and programs.

MCP	Multi Chip Package. A package which combines multiple chips with different functions.

MCU	Micro Controller Unit. An integrated circuit that contains all necessary functions required for a small-scale computer system.

MPU	Microprocessor unit. A microprocessor that incorporates most or all of the functions of a computer’s central processing unit on a single integrated circuit.

NAND	A type of flash memory that is primarily used for data storage due to its large storage capability.

NOR	A type of flash memory that is primarily used for memorization of programs due to its random access capability.

SDRAM	Synchronous Dynamic Random Access Memory—DRAM that is synchronized with the system bus.

SGRAM	Synchronous Graphics Random Access Memory—SDRAM with added graphics functions.

SoC	System on a Chip. A chip that integrates functions, including logic, memory and signaling, that are conventionally executed with multiple chips and requires smaller space and significantly less electricity.

Test houses	Providers of semiconductor test services.

Testing for KGD	Known Good Die. Testing for KGD is conducted to guarantee that semiconductor bare chips are in good quality.

4.C.	ORGANIZATIONAL STRUCTURE

As of June 1, 2011, Advantest had 11 Japanese subsidiaries, 17 overseas subsidiaries and one investee which is accounted for by the equity method. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

Name of Subsidiary	Country of Incorporation	Principal Activities

Advantest Laboratories Ltd.	Japan	Research and development of measuring and testing technologies

Japan Engineering Co., Ltd.	Japan	Development, manufacture and sales of Advantest’s products

Advantest Finance Inc.	Japan	Leasing Advantest’s products and sales of second-hand products

Advantest America, Inc.	U.S.	Sales of Advantest’s products

Advantest Europe GmbH	Germany	Development and sales of Advantest’s products

Advantest Taiwan Inc.	Taiwan	Sales of Advantest’s products

Advantest (Singapore) Pte. Ltd.	Singapore	Sales of Advantest’s products

Advantest Korea Co., Ltd.	Korea	Sales support of Advantest’s products

Advantest (Suzhou) Co., Ltd.	China	Sales support of Advantest’s products

*	Each of the subsidiaries listed above is a direct or indirect wholly-owned subsidiary of the Company.

Advantest’s consolidated subsidiaries, Advantest Manufacturing, Inc. and Advantest Customer Support Corporation merged into the Company as of July 1, 2010.

4.D.	PROPERTY, PLANTS AND EQUIPMENT

Set forth below is a list of each of Advantest’s material properties, the use and location of the property and the approximate size of the property on which the facility is located.

Name	Location	Approximate Size (m2)	Use
Gunma R&D Center	Gunma, Japan	250,887	Research and development of semiconductor and component test systems and mechatronics systems

Saitama R&D Center	Saitama, Japan	85,817	Research and development for and manufacturing of mechatronics systems

Kitakyushu R&D Center	Fukuoka, Japan	5,461	Research and development of semiconductor and component test systems

Advantest Laboratory and Sendai Factory	Miyagi, Japan	66,904	Basic technology research, and research for and manufacturing of key devices installed in semiconductor and component test systems

Name	Location	Approximate Size (m2)	Use
Gunma Factory	Gunma, Japan	88,512	Manufacture of semiconductors and component test systems and test handlers

Gunma Factory 2	Gunma, Japan	93,112	Manufacture of semiconductor and component test systems and device interfaces

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

The following discussion and analysis of Advantest’s financial condition and results of operations should be read with “Key Information—Selected Financial Data” and the audited consolidated financial statements for fiscal 2008, 2009 and 2010 as well as the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

Advantest manufactures and sells semiconductor and component test systems and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

The Semiconductor and Component Test System Segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines in the Semiconductor and Component

Test System Segment include test systems for memory semiconductors and non memory semiconductors. Test systems for non memory semiconductors include test systems for SoC semiconductors, test systems for LCD driver ICs and test systems for semiconductors used in car electronics. This business segment is the most important segment, accounting for 69.6% of Advantest’s net sales in fiscal 2010.

The Mechatronics System Segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. This business segment accounted for 18.6% of Advantest’s net sales in fiscal 2010.

The Services, Support and Others Segment consists of comprehensive customer solutions provided in connection with the Semiconductor and Component Test Systems and Mechatronics System Segments, support services, equipment lease business and others. This business segment accounted for 14.2% of Advantest’s net sales in fiscal 2010.

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

The business environment of the Semiconductor and Component Test System Segment in fiscal 2010, registered significant overall growth with the growth of the market, despite demand divergence among various device types, notably a weakening in DRAM in the latter half of fiscal 2010, in contrast to strong growth in the DRAM market at the beginning of the period.

Despite a difficult business environment with factors such as continuing Japanese yen appreciation and intensified price competition, Advantest leveraged the positive growth in the semiconductor market and strived to expand orders and revenues.

As a result of the above, net sales of the Semiconductor and Component Test Systems Segment totaled ¥69,333 million in fiscal 2010, a 112.9% increase compared to that of fiscal 2009. For a detailed discussion of these factors, see “Information on the Company—Business Overview—Industry Overview.”

The test systems for memory semiconductor market of this segment, the fiscal year began well, as long restrained DRAM capital expenditures rebounded on the strength of PC DRAM shortages in early 2010. However, memory manufacturers reversed course in late 2010, as DDR3-DRAM fell into oversupply and prices dropped, and again became reluctant to invest in test systems for DDR3-DRAM manufacturing. On the other hand, demand for mobile DRAM test systems for devices such as smartphones and tablet PCs continued to be steady.

In the test systems for non memory semiconductor market, MPU testers saw steady demand throughout the fiscal year, while demand for microcontroller and mobile CPU test systems also remained steady, amidst robust demand for smartphones, tablet PCs, and other consumer electronics.

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

Mechatronics System Segment

The Mechatronics System Segment tracked strong test system demand, delivering robust results principally driven by device interface products. In addition, primarily due to aggressive capital expenditures by the major semiconductor manufacturers, sales for test handlers for analog ICs remained strong.

Mainly as a result of the above, net sales of the Mechatronics System Segment totaled ¥18,515 million in fiscal 2010, a 64.8% increase compared to that of fiscal 2009.

Services, Support and Others Segment

In the Services, Support and Others Segment, Advantest has focused on maintenance services such as installation and repair of Advantest’s products and lease and rental services of its products as a part of Advantest’s effort to provide customers with comprehensive solutions. In fiscal 2010, net sales of the Services, Support and Others Segment were stable, as Advantest’s customers placed larger orders for new testers, and customer utilization rates improved.

As a result of the above, net sales of the Services, Support and Others Segment totaled ¥14,166 million in fiscal 2010, a 19.7% increase compared to that of fiscal 2009.

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

In fiscal 2009 and 2010, Advantest did not incur non-recurring charges related to cost reduction initiatives.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥23,713 million, ¥17,896 million and ¥21,197 million or 30.9%, 33.6% and 21.3% of net sales, in fiscal 2008, 2009 and 2010, respectively.

Personnel

As of March 31, 2011, Advantest had a total of 3,163 full-time employees, an increase of 12 persons, or 0.4%, compared to that of March 31, 2010.

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

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. The strengthening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has the opposite effect. In the second half of fiscal 2008, the Japanese yen strengthened rapidly, with the U.S. dollar depreciating below ¥90 to the dollar at one point, but subsequently, the Japanese yen depreciated to the high ¥90s to the dollar toward the end of the fiscal year. In fiscal 2009, the Japanese yen started from the high ¥90s and strengthened gradually against the U.S. dollar to the ¥80s during the third quarter of the fiscal year, yet the Japanese yen depreciated to the low ¥90s to the dollar toward the end of the fiscal year. In the first quarter of fiscal 2010, the Japanese yen started from the low ¥90s and strengthened against the U.S. dollar to the high ¥80s and appreciated to the low ¥80s during the second half of the fiscal year. After the Great East Japan Earthquake, the Japanese yen further appreciated at one point to below ¥80 to the dollar, the highest level since post-WWII, and then depreciated to the low ¥80s by the end of the fiscal year.

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

Inventories

Advantest’s inventories consist of on-hand inventory, including inventory located at customer sites, and inventory that is on-order and subject to a contract that is non-cancelable. Advantest states its inventories at the lower of cost or market. Cost is determined using the average cost method. Advantest determines the market for finished goods by determining net realizable value and for raw materials by identifying replacement cost. Advantest reviews its inventories and determines the appropriate amount of any inventory write-downs periodically based on these reviews. Write-downs occur from the discontinuation of product lines, inventory in excess of estimated usage, the release of new products which renders inventory obsolete and declines in net realizable value of Advantest’s inventory leased to customers. Advantest recognizes inventory write-downs in cost of sales. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2011 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Advantest’s inventories increased by ¥6,903 million, or 41.6%, during fiscal 2010 to ¥23,493 million as of March 31, 2011 due to improvements in backlogs of orders.

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

Depreciation expense was ¥8,035 million, ¥4,101 million and ¥3,977 million for the fiscal years 2008, 2009 and 2010, respectively.

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

In Advantest’s impairment assessments, Advantest took into consideration the structure of its organization and vertical integration of different aspects of its non memory test systems and mechatronics systems businesses. Advantest’s decision to group assets reflects the inter-connectivity of its manufacturing, distribution and selling efforts for different types of products and services. To assess whether long-lived asset groups are impaired when an impairment indicator exists, Advantest first estimated undiscounted cash flows. Advantest determined its estimates of undiscounted cash flows applying an in-use premise for its asset groups. Advantest identified a primary asset within each asset group and projected cash flows over the remaining useful life of the primary asset. To develop its projections of cash flows, Advantest used proprietary knowledge and judgments about its customers’ production plans and capital expenditure trends. Additionally, Advantest considered the impact of reduced headcount resulting from the voluntary special termination benefit offer. Advantest’s estimates of cash flows reconcile to those used for recoverability of other assets.

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

The amounts of the impairment losses for those long-lived assets included in cost of sales and operating expenses in the accompanying consolidated statements of operations for fiscal 2008 were ¥5,142 million and ¥7,943 million, respectively. Fair value was measured mainly based on expected future cash flows to be generated by those asset groups, discounted at the risk-free interest rate. In fiscal 2009 and 2010, Advantest did not incur impairment of long-lived assets.

Trade Receivables

Advantest’s trade receivables, less allowance for doubtful accounts was ¥22,707 million as of March 31, 2011, as compared with ¥15,930 million as of March 31, 2010. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected.

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

At the end of fiscal 2010, Advantest decreased its allowance for doubtful accounts to ¥152 million, a decrease of ¥94 million from fiscal 2009. A reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the accounting period during which such collection takes place. Conversely, additional allowances may be necessary in the future if conditions in the industries of some of Advantest’s customers do not improve in the near-term.

Accrued Warranty Expenses

Advantest’s products are generally subject to a product warranty. In addition, under certain circumstances, Advantest is responsible for the repair of defective components and parts. Advantest provides an allowance for estimated product warranty expenses when product revenue is recognized as part of its selling, general and administrative expenses. The allowance for estimated product warranty expenses represents management’s best estimate at the time of sale of the total costs that Advantest will incur to repair or replace components or parts that fail while still under warranty. Advantest records its allowance for estimated product warranty expenses based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred. The foregoing evaluations are inherently uncertain as they require estimates as to maintenance costs and failure rates related to different product lines. Consequently, actual warranty costs may differ from the estimated amounts and could result in additional product warranty expenses. If actual warranty costs significantly exceed the amount of Advantest’s allowance for product warranty expenses, it would negatively affect the future results of operations of Advantest. Primarily due to a smaller amount of estimated product warranty expenses for newly incurred repairs of defective components and parts during fiscal 2010, accrued warranty expenses were ¥1,754 million at March 31, 2011, a decrease of ¥1,048 million from ¥2,802 million at March 31, 2010.

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

Advantest has recorded ¥248 million, ¥143 million and ¥165 million as stock-based compensation expense in fiscal 2008, 2009 and 2010, respectively.

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

Advantest has recorded ¥1,987 million, ¥2,158 million and ¥1,910 million as benefit cost in fiscal 2008, 2009 and 2010, respectively.

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

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of valuation allowance. The net (decreases) increases in valuation allowance were ¥48,015 million, ¥3,274 million and ¥793 million for fiscal years 2008, 2009 and 2010, respectively.

At March 31, 2010, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥52,922 million of which ¥27,231 million represents NOL. Advantest has also recorded a valuation allowance of ¥51,289 million, as a result, net deferred tax assets were ¥1,633 million. At March 31, 2011, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥53,480 million of which ¥30,352 million represents NOL. Advantest has also recorded a valuation allowance of ¥52,082 million, as a result, net deferred tax assets were ¥1,398 million. Net operating loss carryforwards utilized were ¥2,421 million and ¥554 million in fiscal years 2009 and 2010, respectively. There was no utilized amount in fiscal year 2008.

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

Results of Operations—Fiscal 2010 Compared with Fiscal 2009

Net Sales

Advantest’s net sales increased by ¥46,409 million, or 87.2%, compared with fiscal 2009, to ¥99,634 million in fiscal 2010. This was primarily due to increases in capital expenditures by semiconductor manufacturers. The estimated effect of changes in exchange rates during fiscal 2010 was to decrease Advantest’s net sales by ¥2,808 million.

The following is a discussion of net sales for Advantest’s Semiconductor and Component Test System, Mechatronics System and Services, Support and Others Segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2010, net sales of Advantest’s Semiconductor and Component Test System Segment accounted for 69.6% of total net sales. Net sales of Advantest’s Semiconductor and Component Test System Segment increased by ¥36,761 million, or 112.9%, compared with fiscal 2009, to ¥69,333 million in fiscal 2010. The estimated effect of changes in exchange rates during fiscal 2010 was to decrease Advantest’s net sales in its Semiconductor and Component Test System Segment by ¥2,004 million.

Net sales of test systems for memory semiconductors in fiscal 2010 increased by ¥17,572 million, or 141.2%, compared with fiscal 2009 to ¥30,016 million. This increase was mainly due to stronger than expected demand for Advantest’s DRAM semiconductor test systems especially for the T5300 series front-end test systems and the T5500 series back-end test systems, reflecting increased capital expenditures by semiconductor manufacturers for PC DRAM and mobile DRAM.

Net sales of test systems for non memory semiconductors in fiscal 2010 increased by ¥19,189 million, or 95.3%, compared with fiscal 2009 to ¥39,317 million. This increase was mainly due to a steady growth in the sales of T2000 series test systems for SoC semiconductors.

Mechatronics System Segment

Net sales of the Mechatronics System Segment including test handlers and device interfaces increased by ¥7,278 million, or 64.8%, compared to fiscal 2009 to ¥18,515 million in fiscal 2010.

The steady growth for test systems for memory and non memory semiconductors, led to an increase in demand for test handlers and device interface products, which are used together with semiconductor and component test systems.

Services, Support and Other Segment

Net sales of the Services, Support and Other Segment increased by ¥2,328 million, or 19.7%, compared with fiscal 2009 to ¥14,166 million in fiscal 2010, mainly due to an increase in demand for maintenance services reflecting the strong performance of the semiconductor market. The main businesses in the Services, Support and Others Segment for fiscal 2010 were maintenance services and leasing and rentals.

Geographic Markets

Advantest experienced an increase of 87.2% in its net sales in fiscal 2010, which was primarily due to the growth in sales in Japan, Korea, Taiwan and China.

Net sales in Japan significant increased by ¥10,422 million, or 87.0%, compared with fiscal 2009 to ¥22,398 million in fiscal 2010. This increase was mainly due to a growth in demand for the T5300 series front-end test systems for mobile DRAM test systems.

Net sales in the Americas increased by ¥4,348 million, or 88.2%, compared with fiscal 2009 to ¥9,278 million in fiscal 2010. This increase was primarily due to steady sales of the T2000 for MPU testers for major semiconductor manufacturers. The estimated effect of changes in exchange rates during fiscal 2010 was to decrease Advantest’s net sales in the Americas by approximately ¥754 million, primarily due to a continued Japanese yen appreciation against the U.S. dollar.

Net sales in Europe increased by ¥115 million, or 5.4%, compared to fiscal 2009 to ¥2,252 million in fiscal 2010. The estimated effect of changes in exchange rates during fiscal 2010 was to decrease Advantest’s net sales in Europe by approximately ¥194 million.

Net sales in Asia (excluding Japan) increased by ¥31,524 million, or 92.2%, compared with fiscal 2009 to ¥65,706 million in fiscal 2010. Net sales in Korea and Taiwan increased by ¥10,418 million and ¥9,030 million, or 100.8% and 70.5%, respectively, compared with fiscal 2009. This increase was primarily due to increased capital expenditures for PC DRAM. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) increased by ¥12,076 million, or 109.4%, compared with fiscal 2009. This increase resulted from increased sales of the T2000 for MPU testers in China. The estimated effect of changes in exchange rates during fiscal 2010 was to decrease Advantest’s net sales in Asia by approximately ¥1,844 million.

Advantest’s overseas sales as a percentage of total sales was 77.5% for both fiscal 2010 and 2009.

Operating Expenses

In fiscal 2010, Advantest’s operating expenses increased by ¥28,659 million, or 44.2%, compared with fiscal 2009 to ¥93,523 million.

In fiscal 2010, cost of sales increased by ¥23,867 million, or 87.4%, compared to fiscal 2009 to ¥51,164 million. This increase was attributed to a ¥46,409 million increase in net sales.

In fiscal 2010, research and development expenses increased by ¥3,301 million, or 18.4%, compared to fiscal 2009 to ¥21,197 million. This increase in research and development expenses was mainly due to increased costs for materials for future product development, increased payments for outsourced research as well as increased bonuses and personnel expenses for fiscal 2010.

In fiscal 2010, selling, general and administrative expenses increased by ¥1,491 million, or 7.6%, compared to fiscal 2009 to ¥21,162 million. This increase was mainly due to an increase in sales expenses resulting from increased net sales and an increase in bonuses and personnel expenses.

Operating Income

In fiscal 2010, operating income improved by ¥17,750 million, compared to fiscal 2009, to a profit of ¥6,111 million.

Other Income and Expenses

In fiscal 2010, interest and dividend income decreased by ¥253 million, or 43.7%, compared with fiscal 2009 to ¥326 million. This decrease reflects the decrease in interest income caused primarily by a decrease of cash and cash equivalents and a decline of interest rates.

In fiscal 2010, interest expenses decreased by ¥1 million, or 25.0%, compared with fiscal 2009 to ¥3 million.

In fiscal 2010, impairment loss on investment securities increased by ¥196 million compared with fiscal 2009 to ¥512 million.

In fiscal 2010, other non-operating income decreased by ¥1,825 million, compared with fiscal 2009, to a loss of ¥371 million. This decrease was primarily due to an increase in foreign currency exchange loss of ¥1,580 million compared with fiscal 2009 resulting in a loss of ¥508 million in fiscal 2010, which was caused by the continued appreciation of the Japanese yen against the U.S. dollar. Currency exchange profits/losses represent the difference between the value of foreign currency-denominated sales, translated at prevailing exchange rates, and either (i) the value of sales amounts settled during the fiscal year, including those settled using foreign exchange forward contracts, or (ii) the value of cash and cash equivalents, accounts receivable and payables outstanding remeasured at the exchange rate in effect at March 31, 2011.

Income Taxes

In fiscal 2010, Advantest’s effective tax rate was negative 42.4%, as the Company did not record tax benefits on pretax losses; the tax rate for fiscal 2009 was negative 14.7%. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 40.4% for fiscal 2010. For a more detailed discussion on income taxes of Advantest in fiscal 2010 and fiscal 2009, see note 12 to Advantest’s consolidated financial statements.

Net Income

In fiscal 2010, Advantest’s net income improved by ¥14,617 million, compared to fiscal 2009, to an income of ¥3,163 million.

Other Comprehensive Income (Loss)

In fiscal 2010, Advantest’s other comprehensive income (loss), net of tax, declined by ¥3,139 million compared to fiscal 2009, to a loss of ¥3,411 million. This decline was primarily due to a decrease of ¥1,687 million in pension liability adjustments from an income of ¥1,566 million in fiscal 2009 to a loss of ¥121 million in fiscal 2010. No tax effect was recognized on the pension liability adjustments recorded in the other comprehensive income (loss).

Results of Operations—Fiscal 2009 Compared with Fiscal 2008

Net Sales

Advantest’s net sales decreased by ¥23,427 million, or 30.6%, compared with fiscal 2008, to ¥53,225 million in fiscal 2009. This decrease was primarily due to the global downturn that sharply restricted capital expenditures by semiconductor manufacturers in the semiconductor industry and a drop in orders seen in late fiscal 2008. The estimated effect of changes in exchange rates during fiscal 2009 was to decrease Advantest’s net sales by ¥2,556 million.

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

In fiscal 2009, cost of sales decreased by ¥29,540 million, or 52.0%, compared to fiscal 2008 to ¥27,297 million. This decrease was attributed to a ¥23,427 million decrease in net sales and a one-time expense relating to the structural reform in fiscal 2008 in the amount of ¥13,857 million, including inventory write-down of ¥8,715 million and impairment loss on long-lived assets of ¥5,142.

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

Advantest’s cash and cash equivalents balance decreased by ¥21,116 million in fiscal 2010 to ¥75,323 million as of March 31, 2011. As of March 31, 2011, approximately 53% of Advantest’s cash and cash equivalents were held in Japanese yen.

Net cash used in operating activities was ¥693 million in fiscal 2010, mainly reflecting the results from an increase in accounts receivable of ¥7,645 million due to increased orders and sales in fiscal 2010, an increase in inventory of ¥7,285 million, an increase in accrued expenses of ¥2,540 million and an adjustment of noncash items such as depreciation and amortization, and net income of ¥3,163 million. Net cash used in operating activities improved by ¥17,053 million in fiscal 2010 compared to ¥17,746 million in net cash used in operating activities in fiscal 2009. The main reason for the improvement in fiscal 2010 was the ¥14,617 million increase to ¥3,163 million of net income in fiscal 2010 from ¥11,454 million of net loss in fiscal 2009.

Net cash used in investing activities was ¥5,828 million in fiscal 2010, which was mainly attributable to an increase in purchase of property, plant and equipment in the amount of ¥3,138 million and an increase in short-term investments in the amount of ¥2,446 million. Compared to net cash provided by investing activities in the amount of ¥10,824 million in fiscal 2009, the decrease was ¥16,652 million, which was primarily due to the ¥2,446 million increase in short-term investments in fiscal 2010 compared to the ¥13,811 million decrease in short-term investments in fiscal 2009.

Net cash used in financing activities was ¥12,028 million in fiscal 2010 which was mainly attributable to purchase of treasury stock in the amount of ¥10,268 million and dividends paid in the amount of ¥1,760 million. Net cash used in financing activities in fiscal 2010 increased by ¥10,225 million compared to ¥1,803 million in fiscal 2009. The main reason for the increase in fiscal 2010 was the purchase of treasury stock in the amount of ¥10,268 million in fiscal 2010 compared to ¥4 million in fiscal 2009.

Net effect of exchange rate changes on cash and cash equivalents was unfavorable by ¥2,567 million in fiscal 2010, a decline of ¥2,276 million compared to fiscal 2009.

Advantest has various retirement and severance plans for employees, including non-contributory defined benefit retirement and severance plans consisting primarily of the Employees Provident Fund (“EPF”) plan. As mentioned in Note 15 to the consolidated financial statements, in the balance sheet as of March 31, 2011, the amount of ¥14,069 million has been recognized as accrued severance and pension costs. Advantest has contributed to the EPF plan in accordance with the funding requirements of applicable Japanese governmental regulations. Although there is presently no immediate or significant near-term increase expected in cash funding requirements, Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the EPF were ¥689 million in fiscal 2009 and ¥1,606 million in fiscal 2010, respectively. Advantest expects to contribute ¥1,719 million under the EPF in fiscal 2011.

In accordance with Advantest’s funding and treasury policy (including funding for capital expenditures), which is overseen and controlled by its Accounting Department, Advantest has funded and is expected to continue to fund substantially all of its cash needs through cash from operating activities and cash and cash equivalents on hand. If conditions in the semiconductor industry, and thus the semiconductor and component test system industry, experience a downturn in the medium term, Advantest may need to fund future capital expenditures and other working capital needs through the incurrence of additional debt or dilutive issuances of equity securities.

The total acquisition price of Verigy is estimated to be approximately US$1.1 billion, due at closing, and will be funded with existing cash and borrowings from commercial banks.

5.C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

In order to support technology on the leading-edge, Advantest undertakes research and development initiatives to develop products which play a central role in the area of measuring technologies to support electronics, information and communications, and semiconductor manufacturing. Advantest’s research and development focuses on the development of new products and the improvement of existing products. In particular, in the Semiconductor and Component Test System Segment, a large and ongoing investment in research and development is necessary in order to maintain market competitiveness and to provide many types of products that meet the various needs of the customers. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥23.7 billion in fiscal 2008, ¥17.9 billion in fiscal 2009 and ¥21.2 billion in fiscal 2010. Advantest employs over 1,000 engineers and other personnel in its research and development division.

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

Advantest promotes joint development efforts between its various research facilities to capitalize on the capabilities of its researchers worldwide. Advantest’s research and development team for semiconductor and component test systems in Japan works closely with Advantest engineers in Santa Clara, California in the development of software for T2000.

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

Furthermore, the situation of the Great East Japan Earthquake and the Fukushima No. 1 Nuclear Reactor is ongoing and is extremely unpredictable, and as a result, if the markets for the semiconductor industry and finished products which are closely related to semiconductors such as household electric appliances, various computer equipments and automobiles deteriorate, Advantest’s business may be adversely affected.

5.E.	OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2011, Advantest had no material off-balance sheet arrangements.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as of March 31, 2011.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-Term Debt, including current portion	¥—	¥—	¥—	¥—	¥—
Operating Leases	1,039	288	370	246	135
Contractual Obligations	45	45	—	—	—

Total Contractual Cash Obligations	¥1,084	¥333	¥370	¥246	¥135

5.G.	SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	DIRECTORS AND SENIOR MANAGEMENT

Directors, Corporate Auditors and Executive Officers

Directors, corporate auditors and executive officers of the Company as of June 24, 2011 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Toshio Maruyama (April 17, 1948)	Chairman of the Board and Representative Director	4/1973	Joined Advantest Corporation
		6/1989	Director
		6/1995	Managing Director
		6/1999	Senior Managing Director
Senior Vice President, ATE Sales Group
		6/2001	Representative Director and President
		5/2003	Director, Environmental Management Center
		6/2003	Representative Director, President and COO
		6/2005	Representative Director, President and CEO
		5/2006	Director of the Association of Super-Advanced Electronics Technologies
		7/2008	SEMI Director (present position)
		3/2009	Senior Vice President, New Concept Product Initiative
		4/2009	Director, CSR & Environmental Affairs Promotion Center
		6/2009	Chairman of the Board and Representative Director (present position)
		7/2009	Director of Nippon Keidanren (present position)
		4/2011	Director of Japan Electronics and Information Technology Industries Association (present position)
		5/2011	Executive Director of Semiconductor Equipment Association of Japan (present position)

Haruo Matsuno (February 14, 1960)	Representative Director, President and CEO	4/1984	Joined Advantest Corporation
		6/2006	Senior Vice President, Procurement Group
		6/2007	Senior Vice President, Procurement & Logistics Group
		1/2008	Senior Vice President, Production Group
		6/2008	Executive Officer
		6/2009	Representative Director, President and CEO (present position) Director, CSR & Environmental Affairs Promotion Center (present position)
		6/2010	Executive Vice President, New Concept Product Initiative (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Naoyuki Akikusa (December 12, 1938)	Director	4/1961	Joined Fuji Communication Apparatus Mfg. Co., Ltd. (currently Fujitsu Limited)
		6/1988	Director, Fujitsu Limited
		6/1991	Managing Director of Fujitsu Limited
		6/1992	Senior Managing Director, Fujitsu Limited
		6/1998	Representative Director and President, Fujitsu Limited
		6/2003	Representative Director and Chairman of the Board, Fujitsu Limited
		6/2003	Corporate Auditor of FANUC LTD
		6/2005	Corporate Auditor of Advantest Corporation
		6/2006	Director, Advantest Corporation (present position)
		6/2008	Senior Executive Advisor and Director of Fujitsu Limited
		6/2010	Senior Executive Advisor of Fujitsu Limited (present position)

Yasushige Hagio	Director	4/1972	Assistant Judge, Tokyo District Court
(November 24, 1947)		4/1982	Judge, Tokyo District Court
		4/1998	Instructor, Legal Training and Research Institute
		12/2003	Chief of the Shizuoka District Court
		6/2004	Registered as an attorney-at-Law
Joined Seiwa Patent office & Law (present position)
		6/2006	Director, Advantest Corporation (present position)

Yuichi Kurita	Director, Senior Executive Officer Corporate Planning and Administration	4/1973	Joined Fujitsu Limited
(July 28, 1949)		3/2001	Joined Advantest Corporation
		10/2001	General Manager, Investor Relations Office
		4/2002	Manager, Finance Department
		6/2003	Executive Officer
Vice President, Corporate Affairs Group
		6/2004	Vice President, Corporate Affairs Group (overseeing Finance)
Senior Vice President, Corporate Relations Group
		6/2005	Senior Vice President, Corporate Planning Group
		11/2006	Director, e-Shuttle, Inc. (present position)
		6/2007	Director, Managing Executive Officer
Corporate Affairs
		6/2008	Corporate Administration
Senior Vice President, Corporate Administration Group
Assistant Director (Administration), Environmental Management Center In Charge of Corporate Ethics Office (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		4/2009	Assistant Director (Administration), CSR & Environmental Affairs Promotion Center (present position)
		6/2009	Corporate Planning and Administration (present position)
		6/2010	Director, Senior Executive Officer (present position)
Corporate Auditor, Tera Probe, Inc. (present position)

Shinichiro Kuroe	Director, Managing Executive Officer Strategic Business	4/1981	Joined Advantest Corporation
(March 30, 1959)		3/1998	Manager, 1st Product Development Department
		6/2000	Manager, Memory Tester Development Department
		6/2001	General Manager, Memory Tester Business Division
		4/2002	In Charge of Memory Tester Product, ATE Business Group
General Manager, 1st Memory Tester Business Division
		2/2003	General Manager, Memory Tester Business Division
		6/2005	Executive Officer
Vice President, Sales and Marketing Group
General Manager, Solution Business Division
		4/2007	General Manager, Soc Strategic Sales Team
		12/2007	General Manager, 1st SoC Tester Business Division
		6/2008	Senior Vice President, SoC Tester Business Group
		4/2009	Senior Vice President, Test System Business Group
General Manager, Memory Tester Business Division
		6/2009	Director, Managing Executive Officer (present position) Technology Development Group and Test System Business Group
		6/2010	Test System Business
General Manager, System Planning Division
		6/2011	Straregic Business (present position)
Executive Vice President, Straregic Business Unit (present position)

Sae Bum Myung	Director, Managing Executive Officer Sales and Marketing	4/1989	Joined Advantest Corporation
(September 16, 1954)		4/2004	Manager, International Sales Department 3
		6/2006	Representative Director and President, Advantest Korea Co., Ltd.
		6/2008	Executive Officer
Asia Sales, Sales and Marketing Group

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		4/2009	Leader, Korea Account Sales Initiatives
		6/2011	Director, Managing Executive Officer (present position)
Sales and Marketing (present position)
Executive Vice President, Sales and Marketing Group (present position)

Yuri Morita (July 15, 1947)	Standing Corporate Auditor	4/1972	Joined Fujitsu Limited
		1/1994	Joined Benesse Corporation
		9/1995	Joined Advantest Corporation
		4/1996	Manager of Legal Department
		6/2000	Director
Senior Vice President, Export Control Division
		6/2001	Vice President, Corporate Affairs Group
		2/2003	Manager, General Affairs Department
		6/2003	Managing Executive Officer
Assistant Director, Environmental Management Center
Senior Vice President, Corporate Affairs Group
		3/2004	Assistant Director (overseeing Administration), Environmental Management Center
		4/2005	In Charge of Corporate Ethics Office
		6/2008	Standing Corporate Auditor (present position)

Akira Hatakeyama (December 20, 1950)	Standing Corporate Auditor	4/1973	Joined Advantest Corporation
		5/1995	General Manager, ATE Engineering and Manufacturing Division
		4/2001	Representative Director, President and CEO, Japan Engineering Co., Ltd.
		6/2005	Executive Officer
		6/2008	Advisor
		6/2011	Standing Corporate Auditor (present position)

Megumi Yamamuro	Corporate Auditor	4/1974	Assistant Judge, Tokyo District Court
(March 8, 1948)		4/1984	Judge, Tokyo District Court
		4/1988	Instructor, Legal Training and Research Institute
		4/1997	Judge, Tokyo High Court
		7/2004	Registered as an attorney-at-Law
Joined CAST Law P.C. (currently SOGA URYU & ITOGA) (present position)
		10/2004	Professor, The University of Tokyo Graduate School of Law and Politics
		6/2005	Corporate Auditor, Fujitsu Limited (present position)
		6/2006	Corporate Auditor, Advantest Corporation (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2009	Corporate Auditor, NIFTY Corporation (present position)
		10/2010	Professor, The University of Nihon Graduate School of Law (present position)

Masamichi Ogura	Corporate Auditor	4/1969	Joined Fujitsu Limited
(June 30, 1946)		6/2000	Director, Fujitsu Limited
		6/2002	Managing Executive Officer, Fujitsu Limited
		4/2003	Senior Executive Officer, Fujitsu Limited
		6/2003	Director, Senior Executive Officer, Fujitsu Limited
		6/2004	Corporate Auditor, Fujitsu General Limited (present position)
		6/2006	Vice President and Representative Director, Fujitsu Limited
		6/2008	Standing Corporate Auditor, Fujitsu Limited (present position)
		6/2011	Corporate Auditor, Advantest Corporation (present position)

Hiroshi Nakamura (December 4, 1957)	Managing Executive Officer	4/1981	Joined Advantest Corporation
		6/1998	Manager, Business Accounting Department, Corporate Affairs Group
		6/2002	Manager, Accounting Department, Corporate Affairs Group
		6/2006	Executive Officer
Vice President, Corporate Affairs Group
		6/2007	Senior Vice President, Financial Group Senior Director, Accounting Department, (present position)
		6/2008	Vice President, Corporate Administration Group
General Manager, Accounting and Finance Division
		6/2009	Managing Executive Officer (present position)
		6/2010	Executive Vice President, Corporate Administration Group (present position)

Yoshiaki Yoshida (February 8, 1958)	Managing Executive Officer	4/1999	Joined Advantest Corporation
Director, Advantest Finance Inc.
		6/2000	Representative Director, Advantest Finance Inc.
		6/2006	Executive Officer
		6/2007	Vice President, Corporate Planning Group
		6/2008	Executive Vice President, Corporate Planning Group (present position)
		3/2009	Senior Vice President (Officer), New Concept Product Initiative (present position)
		6/2009	Managing Executive Officer (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2010	Senior Vice President, Launch Planning Group for Certification Association (present position)

Masao Shimizu (February 24, 1953)	Managing Executive Officer System Solution Business	4/1973	Joined Advantest Corporation
		4/2000	General Manager, SoC Tester Business Division
		6/2001	Director
		4/2002	General Manager, 1st SoC Tester Business Division
		6/2003	Executive Officer
		6/2004	Vice President, ATE Business Group (overseeing SoC Tester product)
		4/2005	Senior Vice President, 1st Test System Business Group
		6/2006	Senior Vice President, DI Business Group
General Manager, DI Business Division
		6/2007	Director, Fujitsu Interconnect Technologies Limited (present position)
		4/2009	Vice President (DI), System Solution Business Group
General Manager, DI Business Division
		6/2009	General Manager, DI Solution Business Division Senior Vice President, System Solution Business Group General Manager, CE Support Division
		6/2010	Managing Executive Officer (present position)
System Solution Business (present position)
		6/2011	Executive Vice President, System Solution Group (present position)

Hideaki Imada (April 19, 1955)	Managing Executive Officer	4/1978	Joined Advantest Corporation
		4/2002	General Manager, 2nd SoC Tester Business Division
		2/2003	Leader, OAI Business Initiatives
		6/2003	Executive Officer
Vice President, ATE Sales Group
		4/2004	Vice President, Sales and Marketing Group
		6/2004	Vice President, Sales and Marketing Group (overseeing OAI)
		4/2005	Senior Vice President, 2nd Test System Business Group
General Manager, Product Design Initiatives 2
General Manager, Memory Tester Business Division
		6/2008	Senior Vice President, Memory Tester Business Group
		4/2009	Vice President (SE), System Solution Business Group

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2009	Executive Vice President, Production Group (present position)
		6/2011	Managing Executive Officer (present position)

Yasuhiro Kawata	Executive Officer	4/1974	Joined Advantest Corporation
(October 5, 1953)		6/2001	General Manager, ATE Product Engineering Division
		4/2002	General Manager, 2nd Memory Tester Business Division
		2/2003	General Manager, 2nd SoC Tester Business Division, ATE Business Group
		6/2005	Executive Officer (present position)
General Manager, 2nd SoC Tester Business Division, 1st Test System Business Group
		5/2007	Senior Vice President, Cost Planning Group
General Manager, Cost Planning Division
		6/2008	Executive Vice President, Quality Assurance Group (present position)
General Manager, Quality Assurance Division
Assistant Director (Technology), Environmental Management Center
		4/2009	Assistant Director (Technology), CSR & Environmental Affairs Promotion Center (present position)

Takashi Sugiura	Executive Officer	4/1979	Joined Advantest Corporation
(March 8, 1957)		9/1998	Manager, ATE Global Marketing Department
		6/2001	Manager, ATE SoC Solution Business Department
		10/2001	General Manager, Product Design Initiatives
		6/2002	General Manager, ATE Product Design Initiatives
		2/2003	General Manager, Product Design Initiatives
		6/2005	General Manager, Product Design Initiatives 1
Executive Officer (present position)
		6/2006	Senior Vice President, FA Business Group General Manager, Handler Division
		6/2009	Vice President, Corporate Administration Group
General Manager, Legal and Intellectual Property Division
		4/2010	General Manager, Launch Planning Group for Certification Association
		7/2010	Executive Vice President, Field Service Group (present position)

Takashi Sekino	Executive Officer	4/1982	Joined Advantest Corporation
(May 30, 1957)		4/1998	Manager, 1st R&D Department, ATE Technology Division

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/1998	Manager, 2nd R&D Department, ATE 1st Technology Division
		6/2001	Manager, 3rd R&D Department, ATE 1st Technology Division
		11/2001	General Manager, ATE 1st Technology Division
		4/2005	General Manager, 1st Technology Division
		6/2006	Executive Officer (present position)
Vice President, Technology Development Group
		5/2007	Senior Vice President, Technology Development Group
		6/2009	General Manager, 3rd Technology Division
		6/2011	Executive Vice President, ATE Unit Development Group (present position)

Soichi Tsukakoshi	Executive Officer	4/1983	Joined Advantest Corporation
(February 1, 1960)		4/2008	General Manager, Strategic Sales Division
		6/2008	Executive Officer (present position)
Senior Vice President (Officer), Sales and Marketing Group (present position)
		1/2010	Leader, Domestic Account Sales Initiatives
SeniorVice President, Sales Division 1 (present position)

Josef Schraetzenstaller (June 16, 1957)	Executive Officer	11/1996	Joined Advantest (Europe) GmbH (currently Advantest Europe GmbH)
		10/1997	Prokurist, Advantest (Europe) GmbH (currently Advantest Europe GmbH)
		4/2000	Managing Director, Advantest (Europe) GmbH (currently Advantest Europe GmbH) (present position)
		6/2008	Executive Officer, Advantest Corporation (present position)
Europe Sales, Sales and Marketing Group
		4/2009	Leader, EU Account Sales Initiatives

R. Keith Lee (December 15, 1955)	Executive Officer	8/1984	Joined Takeda Riken America, Inc. (currently Advantest America, Inc.)
		7/1996	General Manager, Custom Design Engineering, Advantest America, Inc.
		1/2004	Chairman of the Board, President and CEO, Advantest America, Inc. (present position)
Director, President and CEO, Advantest America Corporation (Holding Co.) (present position)
		6/2008	Executive Officer, Advantest Corporation (present position)
America Sales, Sales and Marketing Group
		4/2009	Leader, US Account Sales Initiatives

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Makoto Nakahara	Executive Officer	4/1983	Joined Advantest Corporation
(July 23, 1959)		5/2002	Director, Chief Executive Officer and President, Advantest America Measuring Solutions, Inc.
		11/2006	Manager, Development Purchasing & Innovative Procurement Planning Department, Procurement Group
		1/2008	Manager, 1st Purchasing department, Production Group
		1/2010	General Manager, Global Marketing Division
		6/2011	Executive Officer (present position)
Senior Vice President (Officer), Strategic Business Unit (present position)

Toshiyuki Okayasu	Executive Officer	4/1987	Joined Advantest Corporation
(June 2, 1962)		6/2007	Manager, 5th R&D Department, 1st Technology Division
		6/2009	Vice President, Technology Development Group General Manager, 2nd Technology Division
		6/2011	Executive Officer (present position)
Executive Vice President, ATE System Development Group (present position)

None of the persons listed above was selected as director, corporate auditor or executive officer pursuant to an arrangement or understanding with Advantest’s major shareholders, customers, suppliers or others. There are no family relationships between any of the persons listed above.

6.B.	COMPENSATION

Executive Compensation

The aggregate amount of compensation of all of the Company’s directors and corporate auditors was approximately ¥614 million during fiscal 2010. Of the foregoing, the aggregate amount of compensation for the Company’s directors (outside corporate directors excluded) was ¥514 million (¥344 million in fixed compensation, ¥98 million in bonus and ¥72 million in qualifying stock options), ¥60 million for the Company’s corporate auditors (outside corporate auditors excluded) (¥41 million in fixed compensation, ¥14 million in bonus and ¥5 million in qualifying stock options) and ¥40 million for outside directors and outside corporate auditors (¥29 million in fixed compensation and ¥11 million in qualifying stock options). The amount of compensation for Director Toshio Maruyama was ¥105 million (¥66 million in fixed compensation, ¥23 million in bonus and ¥16 million in qualifying stock options).

Compensation for directors and corporate auditors was authorized by resolutions of the general meeting of shareholders on June 27, 2007 and to the extent compensation is within the authorized range, further authorization is not required. For a description of the Company’s equity-based compensation plans, see “—Share Ownership.”

The amounts of compensation for directors and corporate auditors set forth above includes fixed compensation paid to one director who retired from his position as of the closing of the 68th ordinary general meeting of shareholders, which was held on June 24, 2010.

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

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2009, March 31, 2010 and March 31, 2011.

	As of March 31,
	2009	2010	2011
Full-Time Employees	3,187	3,151	3,163
By Category of Activity:
Administrative	343	358	321
Sales	249	246	256
Customer Support	786	731	700
Manufacturing	578	579	674
Research and Development	1,120	1,139	1,121
Other	111	98	91
By Geographic Location:
Japan	2,413	2,413	2,404
Asia (excluding Japan)	410	400	409
Americas	179	173	183
Europe	185	165	167

Most regular employees of the Company and its subsidiaries in Japan are members of one of the four labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

During the fiscal year ended March 31, 2009, 2010 and 2011, Advantest had an annual average of 565, 217 and 223 temporary employees, respectively.

6.E.	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of the Company as of March 31, 2011 of each of the Company’s directors, corporate auditors and executive officers as of March 31, 2011 and of directors, corporate auditors and executive officers newly elected in June, 2011.

Name of Record/Beneficial Owner	Number of Shares
Toshio Maruyama	128,990
Haruo Matsuno	81,954
Naoyuki Akikusa	20,530
Yasushige Hagio	21,216
Yuichi Kurita	78,177
Hiroshi Tsukahara	77,583
Hiroyasu Sawai	77,759
Shinichiro Kuroe	61,335
Hitoshi Owada	26,377
Yuri Morita	38,857
Megumi Yamamuro	20,488
Jiro Haneda	18,000
Hiroshi Nakamura	60,421
Yoshiaki Yoshida	56,691
Masao Shimizu	52,000
Hideaki Imada	51,958
Yasuhiro Kawata	48,799
Takashi Sugiura	62,564
Takashi Sekino	50,845
Sae Bum Myung	39,000
Soichi Tsukakoshi	39,917
Josef Schraetzenstaller	46,000
R. Keith Lee	46,000
Akira Hatakeyama	27,652
Masamichi Ogura	0
Makoto Nakahara	2,000
Toshiyuki Okayasu	0

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of the Company.

The number of shares owned by the Company’s directors, corporate auditors and executive officers include options that are currently exercisable for 1,142,000 shares of the Company’s common stock. For a description of these options, see “Stock Option Plan” below. The number of shares of common stock owned by the Company’s directors, corporate auditors and executive officers reflects the number of shares that are owned through the director and corporate auditor stock ownership association and allocated to an individual director, corporate auditor or executive officer. For a description of this association, see “—Stock Ownership Associations.” For a description of the unit share system, see “Additional Information—The Unit Share System.”

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in June 2007, June 2008, June 2009, June 2010 and June 2011, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, corporate auditors, executive officers and employees of Advantest. The shareholders of the Company also approved the compensation amount of stock acquisition rights to be granted as stock options to directors and corporate auditors of the Company. The following table shows selected information related to these stock options.

	Sixteenth series	Seventeenth series	Eighteenth series
Date of grant	July 12, 2007	July 12, 2007	September 26, 2007
Number of shares to be issued/ delivered	184,000	593,000	2,000
Issuance price per unit (100 shares)	¥111,500	¥0	¥0
Exercise price per share	¥5,563	¥5,563	¥5,563
Beginning of exercise period	April 1, 2008	April 1, 2008	April 1, 2008
End of exercise period	March 31, 2012	March 31, 2012	March 31, 2012
Number of directors, corporate auditors and executive officers of the Company	13	16	0
Number of other employees	0	182	1

	Nineteenth series	Twentieth series	Twenty-first series
Date of grant	February 28, 2008	July 10, 2008	July 10, 2008
Number of shares to be issued/ delivered	1,000	182,000	522,000
Issuance price per unit (100 shares)	¥0	¥36,900	¥0
Exercise price per share	¥5,563	¥2,653	¥2,653
Beginning of exercise period	April 1, 2008	April 1, 2009	April 1, 2009
End of exercise period	March 31, 2012	March 31, 2013	March 31, 2013
Number of directors, corporate auditors and executive officers of the Company	0	13	15
Number of other employees	1	0	174

	Twenty-second series	Twenty-third series	Twenty-fourth series
Date of grant	April 1, 2009	July 10, 2009	July 12, 2010
Number of shares to be issued/ delivered	12,000	338,000	308,000
Issuance price per unit (100 shares)	¥0	¥41,700	¥53,500
Exercise price per share	¥2,653	¥1,844	¥2,089
Beginning of exercise period	May 1, 2009	April 1, 2010	April 1, 2011
End of exercise period	March 31, 2013	March 31, 2014	March 31, 2015
Number of directors, corporate auditors and executive officers of the Company	0	25	23
Number of other employees	8	0	0

	Twenty-fifth series
Date of grant	July 12, 2011
Number of shares to be issued/ delivered	988,000
Issuance price per unit (100 shares)	to be determined
Exercise price per share	to be determined
Beginning of exercise period	April 1, 2012
End of exercise period	March 31, 2016
Number of directors, corporate auditors and executive officers of the Company	23
Number of other employees	228

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

Stock Ownership Associations

The Company’s director and corporate auditor stock ownership association is a partnership formed by the current and former directors, executive officers and corporate auditors of the Company for the purpose of acquiring the Company’s shares of common stock. Only current directors, executive officers and corporate auditors and company advisors that formerly were directors, corporate auditors and executive officers of the Company may join the director and corporate auditor stock ownership association. The Company established its director and corporate auditor stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of a single unit, to that member. As of March 31, 2011, 24 current and former directors, executive officers, corporate auditors and company advisors were members of the director, executive officer and corporate auditor stock ownership association, and the association held 18,316 shares of the Company’s common stock. The Company also has an employee stock ownership association for other employees in Japan. As of March 31, 2011, the association had 560 members and held 357,716 shares of the Company’s common stock.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	MAJOR SHAREHOLDERS

As of March 31, 2011, 173,271,951 shares of the Company’s common stock were outstanding. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	20,142,792	10.09%
The Bank of Tokyo-Mitsubishi UFJ, Ltd., and its related entities	13,690,220	6.86%
The Sumitomo Trust and Banking Co., Ltd. and its related entities	13,703,400	6.87%

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

The number of shares owned by The Sumitomo Trust and Banking Co., Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that The Sumitomo Trust and Banking Co., Ltd. and its related entities held or were deemed to hold beneficially, as of April 15, 2011, 13,703,400 shares of the Company’s common stock.

Based on information made publicly available on or after April 1, 2008, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
Nomura Securities Co., Ltd. and its related entities	March 31, 2008	10,767,725	5.40%	3,661,941	14,429,666	7.23%
Deutsche Bank London Office and its related entities	March 31, 2008	—	—	—	10,975,630	5.50%
Nomura Securities Co., Ltd. and its related entities	April 15, 2008	14,429,666	7.23%	(4,257,900)	10,171,766	5.10%
Deutsche Bank London Office and its related entities	April 15, 2008	10,975,630	5.50%	(2,455,703)	8,519,927	4.27%
J.P.Morgan Whitefriars Inc. and its related entities	June 13, 2008	—	—	—	10,744,020	5.38%
The Goldman Sachs Group, Inc. and its related entities	July 31, 2008	—	—	—	10,449,931	5.23%
The Goldman Sachs Group, Inc. and its related entities	September 30, 2008	10,449,931	5.23%	(2,297,299)	8,152,632	4.08%
Walter Scott & Partners Limited	October 27, 2008	10,008,360	5.02%	(2,173,051)	7,835,309	3.93%
The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities	December 29, 2008	—	—	—	10,034,102	5.03%
J.P.Morgan Whitefriars Inc. and its related entities	January 30, 2009	10,744,020	5.38%	(1,232,000)	9,512,020	4.77%
The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities	July 27, 2009	10,034,102	5.03%	4,535,136	14,569,238	7.30%
J.P.Morgan Securities Ltd. and its related entities	December 15, 2009	—	—	—	10,712,896	5.37%
Nomura Securities Co., Ltd. and its related entities	January 29, 2010	10,176,766	5.10%	(3,061,933)	7,109,773	3.56%
J.P.Morgan Securities Ltd. and its related entities	May 31, 2010	10,712,896	5.37%	(1,490,751)	9,222,145	4.62%
J.P.Morgan Whitefriars Inc. and its related entities	July 30, 2010	—	—	—	10,007,937	5.01%
J.P.Morgan Whitefriars Inc. and its related entities	September 15, 2010	10,007,937	5.01%	(1,153,468)	8,854,469	4.44%
The Sumitomo Trust and Banking Co., Ltd. and its related entities	April 15, 2011	—	—	—	13,703,400	6.87%

As of March 31, 2011, the Company had 173,271,951 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for the Company’s ADSs, as of March 31, 2011, 1,882,043 shares of the

Company common stock were held in the form of ADRs and there were two ADR holders of record in the U.S. According to the Company’s register of shareholders, as of March 31, 2011, there were 50,272 holders of common stock of record worldwide. As of March 31, 2011, there were 96 record holders of the Company’s common stock with addresses in the U.S., whose shareholdings represented 13.4% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of the Company’s shares of common stock entitles the holder to any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B.	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells products to and purchases parts from Fujitsu Limited, which owns approximately 12% of the voting rights of Advantest, and its subsidiaries. Advantest sells products to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥2,461 million in fiscal 2010 from the sale of products to Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥4,622 million in fiscal 2010. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥696 million as of March 31, 2011. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥2,717 million as of March 31, 2011 Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Akikusa, a Director of the Company since 2006, currently serves as a Senior Executive Advisor of Fujitsu Limited. Mr. Yamamuro, a Corporate Auditor of the Company since 2006, currently serves as a corporate auditor of Fujitsu Limited. Mr. Ogura, a Corporate Auditor of the Company since 2011, currently serves as a full-time standing corporate auditor of Fujitsu Limited.

Loans

As of March 31, 2011, the Company has no outstanding loans to its directors and executive officers.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2007	7,680	5,030	63.72	44.70
2008	5,770	2,070	48.47	19.45
2009	3,100	996	29.71	10.82
2010	2,615	1,423	28.07	15.14
2011	2,516	1,179	26.89	15.86

Financial quarter ended/ending
June 30, 2009	1,910	1,423	19.28	15.14
September 30, 2009	2,550	1,581	27.80	17.72
December 31, 2009	2,525	1,864	27.97	21.50
March 31, 2010	2,615	2,033	28.07	23.25
June 30, 2010	2,516	1,860	26.89	20.58
September 30, 2010	2,020	1,571	22.72	18.87
December 31, 2010	1,916	1,456	22.68	18.32
March 31, 2011	1,924	1,179	22.90	15.86

Month ended
December 31, 2010	1,916	1,678	22.68	20.60
January 31, 2011	1,924	1,656	22.90	20.12
February 28, 2011	1,798	1,656	21.40	20.23
March 31, 2011	1,740	1,179	20.81	15.86
April 30, 2011	1,609	1,387	19.87	17.17
May 31, 2011	1,663	1,438	19.95	17.64

9.B.	PLAN OF DISTRIBUTION

Not applicable.

9.C.	MARKETS

The Company’s common stock is traded on the First Section of the Tokyo Stock Exchange. In April 2000, the Company’s common stock was added to the Nikkei Stock Average, which is an index of 225 selected stocks from the First Section of the Tokyo Stock Exchange.

Since September 17, 2001, ADSs evidenced by ADRs have been traded and listed on the New York Stock Exchange through a sponsored ADR facility operated by JPMorgan Chase Bank, as depositary. Each ADS represents one share of the Company’s common stock.

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

General

The Company’s authorized number of shares to be issued is 440,000,000 shares. The number of the Company’s issued share capital as of March 31, 2011, including treasury shares, was 199,566,770. All of the issued shares are fully paid and non-assessable.

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

(13)	separating of the corporation with certain exceptions in which a shareholders’ resolution is not required.

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

The material contracts entered into by the Company during the two years preceding this filing, which were not entered into in the ordinary course of business are as follows:

On March 28, 2011, Advantest and Verigy entered into a definitive agreement for the business combination of the two companies. Approval of the Singapore High Court is pending, which is required as a closing condition to the proposed transaction. Advantest expects the effective date of the scheme of arrangement to be in early July, and the expected closing date when the other closing conditions to the proposed transaction will be satisfied, has not yet been determined. For more details of the contract, see Item 19 “EXHIBITS”-4.1 “IMPLEMENTATION AGREEMENT BY AND BETWEEN ADVANTEST CORPORATION AND VERIGY LTD.”

10.D.	EXCHANGE CONTROLS

The Foreign Exchange Regulations govern the acquisition and holding of shares of capital stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of the Shares or ADSs that, for U.S. federal income tax purposes, is:

(1)	an individual who is a citizen or resident of the United States;

(2)	a corporation or other entity organized in or under the laws of the United States or any State thereof or the District of Columbia;

(3)	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

(4)	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

(1)	is a resident of the United States for purposes of the Treaty;

(2)	does not maintain a permanent establishment in Japan (a) with which the Shares or ADSs are effectively connected and through which the U.S. holder carries on or has carried on a business or (b) of which the Shares or ADSs form part of the business property; and

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

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to U.S. Holders that hold Shares or ADSs as capital assets (generally, for investment purposes).

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

Under current law, dividends received on shares or ADSs of certain foreign corporations in taxable years beginning before January 1, 2013 by non-corporate U.S. investors may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. Dividends received by non-corporate U.S. Holders with respect to Shares or ADSs are expected to be eligible for these reduced rates of tax. U.S. Holders should consult their own tax advisors regarding the eligibility of such dividends for a reduced rate of tax.

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

PFIC

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

Backup Withholding and Information Reporting

In general, except in the case of certain exempt recipients, information reporting requirements will apply to dividends paid to a U.S. Holder in respect of Shares or ADSs, and to the proceeds received by a U.S. Holder upon the sale, exchange or redemption of Shares or ADSs within the United States or through certain U.S.-related financial intermediaries. Furthermore, backup withholding (currently at a rate of 28%) may apply to such payments or proceeds if a U.S. Holder fails to provide an accurate tax identification number and make appropriate certifications in the required manner.

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

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the Shares or ADSs) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of the Shares or ADSs.

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

Foreign Currency Exchange Rate Risk

The tables below summarize information as of March 31, 2011 and March 31, 2010 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Korean won, and forward contracts. The information in each table is presented in Japanese yen equivalents, which is the Company’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2011 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥26,680	¥5,646	¥1,512	¥1,281
Accounts receivable	12,711	171	1,256	439
Accounts payables and accruals	(1,628)	(387)	(306)	(223)

	As of March 31, 2010 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥18,612	¥7,031	¥719	¥549
Accounts receivable	4,992	251	857	791
Accounts payables and accruals	(1,051)	(363)	(390)	(346)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2011 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥189
Accounts receivable	162
Accounts payables and accruals	(12)

As of March 31, 2010 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥257
Accounts receivable	219
Accounts payables and accruals	(4)

Foreign Exchange Contracts

Advantest uses foreign exchange forward contracts and currency options to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables. Foreign exchange contracts have terms of a year. Foreign exchange forward contracts are presented by the notional balances with weighted average exchange rates. All of the foreign exchange forward contracts outstanding as of March 31, 2011 and March 31, 2010 are listed below.

	As of March 31, 2011
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell Euro/receive Japanese yen	¥123	¥(6)	¥112.28
To sell Japanese yen/receive Euro	399	22	111.41
To sell U.S. dollars/receive Euro	67	3	1.3641
To sell Euro/receive U.S. dollars	19	(1)	1.3747

Total	¥608	¥(18)

	As of March 31, 2010
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell U.S. dollars/receive Japanese yen	¥2,748	¥(24)	¥92.84
To sell Euro/receive Japanese yen	3	(0)	124.57
To sell Japanese yen/receive Euro	68	1	124.52
To sell U.S. dollars/receive Euro	188	(6)	1.3894
To sell Euro/receive U.S. dollars	22	0	1.3765

Total	¥3,029	¥(29)

Interest Rate Risk

Advantest has no long-term debt obligations as of March 31, 2010 and March 31, 2011.

Securities Value Risk

The table below shows the acquisition price and fair value of securities that Advantest holds as of March 31, 2011 and March 31, 2010. Advantest does not hold or issue financial commodities with the purpose to trade. Advantest holds equity or debt securities as available-for-sale securities.

	As of March 31, 2010		As of March 31, 2011
	Acquisition Price	Fair Value	Acquisition Price	Fair Value
	(in millions)
Tradable Securities	¥2,833	¥4,232	¥4,309	¥5,608

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	DEBT SECURITIES

Not applicable.

12.B.	WARRANTS AND RIGHTS

Not applicable.

12.C.	OTHER SECURITIES

Not applicable.

12.D.	AMERICAN DEPOSITARY SHARES

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

(a)	Depositing or substituting the underlying shares

Each person to whom ADSs are issued, will be charged U.S. $5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be).

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

Each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason will be charged U.S. $5.00 for each 100 ADSs (or portion thereof) reduced, cancelled or surrendered (as the case may be).

(e)	Transferring, splitting or grouping receipts

A fee of U.S. $1.50 per ADR or ADRs for transfers made.

(f)	General depositary services, particularly those charged on an annual basis

A fee of U.S. $0.02 per ADS (or portion thereof) per year for the services performed by the Depositary in administering the ADRs (which fee shall be assessed against holders as of the record date or dates set by the Depositary not more than once each calendar year and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions).

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

Fees and Other Payments Made by the Depositary to the Company

The Depositary has agreed to reimburse certain reasonable expenses of the Company related to the Company’s ADR program and incurred by the Company in connection with the ADR program. In fiscal 2010, the Company received the following payments from JPMorgan Chase Bank, N.A., as depositary of the Company’s ADS.

Category of Expenses (Direct Payments)	Amount Reimbursed for FY2010
Listing fees	US$	38,000.00
Investor relations	US$	50,000.00

Total	US$	88,000.00

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Advantest performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2010. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Advantest files, or submits, under the Exchange Act is accumulated and communicated to its management including the chief executive officer and principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer. Advantest’s disclosure and controls and procedures provide reasonable assurance that its objectives will be met. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer have concluded that Advantest’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Advantest’s management assessed the effectiveness of the company’s internal control over financial reporting as of March 31, 2011. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of March 31, 2011, Advantest’s internal control over financial reporting was effective based on those criteria.

Ernst & Young ShinNihon LLC, Advantest’s independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2011. This report appears in Item 18.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

This report appears in Item 18.

(d)	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Corporate Auditors has determined that Masamichi Ogura is an “audit committee financial expert” as defined by Item 16.A. of Form 20-F. Mr. Ogura met the independence requirements, as the term is defined under the New York Stock Exchange listing standards. For details regarding Mr. Ogura’s business experiences, see “6.A. DIRECTORS AND SENIOR MANAGEMENT.”

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC served as the Company’s independent registered public accounting firm for fiscal 2008, 2009 and 2010. The audited financial statements for these fiscal years are included in the respective year’s annual report filed on Form 20-F.

The chart below sets forth the aggregate fees for professional services and other services rendered to Advantest by Ernst & Young ShinNihon LLC and its member firms in fiscal 2009 and 2010.

	Fiscal 2009	Fiscal 2010
	(in millions)
Audit Fees(1)	¥282	¥279
Audit-Related Fees(2)	—	39
Tax Fees(3)	26	15
All Other Fees(4)	—	—

Total	¥308	¥333

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth Advantest’s purchases of its common stock during fiscal 2010:

Period	(a) Total Number of Shares Purchased[1]		(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
2010
April 1 – April 30	144		¥2,464	N/A	N/A
May 1 – May 31	20		2,197	N/A	N/A
June 1 – June 30	355		1,978	N/A	N/A
July 1 – July 31	120		1,793	N/A	N/A
August 1 – August 31	5,448,027	[3]	1,884	N/A	N/A
September 1 – September 30	57		1,654	N/A	N/A
October 1 – October 31	98		1,693	N/A	N/A
November 1 – November 30	177		1,609	N/A	N/A
December 1 – December 31	364		1,807	N/A	N/A

2011
January 1 – January 31	64		1,867	N/A	N/A
February 1 – February 28	219		1,784	N/A	N/A
March 1 – March 31	76		1,702	N/A	N/A

Total	5,449,721		¥1,884	N/A	N/A

1	All purchases are made through repurchase of shares constituting less than one unit, which is 100 shares of common stock, or through repurchase of shares pursuant to a resolution of Board of Directors. The purchase of shares that are a fraction of a unit are made in accordance with the provisions of the Company’s share handling regulations. The Company is required to comply with such requests pursuant to the Company Law. See “Additional Information—Memorandum and Articles of Association—The Unit Share System.”
2	The Company can repurchase its shares through stock exchanges where the Company’s shares are listed or pursuant to a takeover bid when there is a resolution of Board of Directors in accordance to Article 41 of the Articles of Incorporation.
3	The number of shares purchased in August 2010 includes 5,447,922 shares which were repurchased in connection with the merger of the Company’s consolidated subsidiaries, Advantest Manufacturing, Inc. and Advantest Customer Support Corporation on July 1, 2010. The Company was required under the Company Law to repurchase the shares of common stock from shareholders who dissented to the merger.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advantest Corporation and subsidiaries at March 31, 2010 and 2011, and the consolidated results of its their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Advantest Corporation’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2011 expressed an unqualified opinion.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 24, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited Advantest Corporation and subsidiaries’ internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Advantest Corporation and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Advantest Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2011 and our report dated June 24, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 24, 2011

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2010 and 2011

	Yen (Millions)
	2010	2011
Assets
Current assets:
Cash and cash equivalents	¥96,439	75,323
Short-term investments	10,498	12,651
Trade receivables, net	15,930	22,707
Inventories	16,590	23,493
Other current assets	4,292	2,995

Total current assets	143,749	137,169

Investment securities	8,077	7,432
Property, plant and equipment, net	32,881	31,878
Intangible assets, net	1,445	1,519
Other assets	2,511	2,314

Total assets	¥188,663	180,312

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2010 and 2011

	Yen (Millions)
	2010	2011
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	¥11,430	11,729
Accrued expenses	4,894	7,329
Accrued warranty expenses	2,802	1,754
Customer prepayments	544	1,740
Other current liabilities	2,249	1,955

Total current liabilities	21,919	24,507
Accrued pension and severance costs	13,765	14,069
Other liabilities	2,737	3,604

Total liabilities	38,421	42,180
Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	40,463	40,628
Retained earnings	181,606	183,009
Accumulated other comprehensive income (loss)	(14,859)	(18,270)
Treasury stock, 20,845,178 shares in 2010 and 26,294,819 shares in 2011, at cost	(89,331)	(99,598)

Total stockholders’ equity	150,242	138,132

Total liabilities and stockholders’ equity	¥188,663	180,312

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2009, 2010 and 2011

	Yen (Millions)
	2009	2010	2011
Net sales	¥76,652	53,225	99,634
Cost of sales	56,837	27,297	51,164

Gross profit	19,815	25,928	48,470

Research and development expenses	23,713	17,896	21,197
Selling, general and administrative expenses	31,771	19,671	21,162
Restructuring and impairment charges	13,788	—	—

Operating income (loss)	(49,457)	(11,639)	6,111

Other income (expense):
Interest and dividend income	2,157	579	326
Interest expense	(11)	(4)	(3)
Impairment losses on investment securities	(3,510)	(316)	(512)
Other, net	(1,940)	1,454	(371)

Total other income (expense)	(3,304)	1,713	(560)

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(52,761)	(9,926)	5,551

Income taxes	21,994	1,457	2,352
Equity in earnings (loss) of affiliated company	(147)	(71)	(36)

Net income (loss)	¥(74,902)	(11,454)	3,163

	Yen
	2009	2010	2011
Net income (loss) per share:
Basic	¥(419.09)	(64.09)	18.03
Diluted	(419.09)	(64.09)	18.03

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years ended March 31, 2009, 2010 and 2011

	Yen (Millions)
	2009	2010	2011
Net income (loss)	¥(74,902)	(11,454)	3,163
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,793)	(2,614)	(3,231)
Net unrealized gains (losses) on investment securities	(244)	776	(59)
Pension related adjustment	(4,935)	1,566	(121)

Total other comprehensive income (loss)	(6,972)	(272)	(3,411)

Total comprehensive income (loss)	¥(81,874)	(11,726)	(248)

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2009, 2010 and 2011

	Yen (Millions)
	2009	2010	2011
Common stock
Balance at beginning of year	¥32,363	32,363	32,363
Changes in the year
Total changes in the year	—	—	—

Balance at end of year	32,363	32,363	32,363

Capital surplus
Balance at beginning of year	40,072	40,320	40,463
Changes in the year
Stock option compensation expense	248	143	165

Total changes in the year	248	143	165

Balance at end of year	40,320	40,463	40,628

Retained earnings
Balance at beginning of year	278,689	194,848	181,606
Changes in the year
Net income (loss)	(74,902)	(11,454)	3,163
Cash dividends	(8,936)	(1,787)	(1,760)
Sale of treasury stock	(3)	(1)	(0)

Total changes in the year	(83,841)	(13,242)	1,403

Balance at end of year	194,848	181,606	183,009

Accumulated other comprehensive income (loss)
Balance at beginning of year	(7,615)	(14,587)	(14,859)
Changes in the year
Other comprehensive income (loss), net of tax	(6,972)	(272)	(3,411)

Total changes in the year	(6,972)	(272)	(3,411)

Balance at end of year	(14,587)	(14,859)	(18,270)

Treasury stock
Balance at beginning of year	(89,325)	(89,328)	(89,331)
Changes in the year
Purchases of treasury stock	(7)	(4)	(10,267)
Sale of treasury stock	4	1	0

Total changes in the year	(3)	(3)	(10,267)

Balance at end of year	(89,328)	(89,331)	(99,598)

Total stockholders’ equity
Balance at beginning of year	254,184	163,616	150,242
Changes in the year
Net income (loss)	(74,902)	(11,454)	3,163
Other comprehensive income (loss), net of tax	(6,972)	(272)	(3,411)
Cash dividends	(8,936)	(1,787)	(1,760)
Stock option compensation expense	248	143	165
Purchases of treasury stock	(7)	(4)	(10,267)
Sale of treasury stock	1	0	0

Total changes in the year	(90,568)	(13,374)	(12,110)

Balance at end of year	¥163,616	150,242	138,132

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2009, 2010 and 2011

	Yen (Millions)
	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	¥(74,902)	(11,454)	3,163
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,719	4,314	4,209
Deferred income taxes	20,205	(148)	425
Stock option compensation expense	248	143	165
Restructuring and impairment charges	18,930	—	—
Impairment losses on investment securities	3,510	316	512
Changes in assets and liabilities:
Trade receivables	19,323	(5,457)	(7,645)
Inventories	17,816	(6,942)	(7,285)
Trade accounts payable	(6,879)	6,525	1,146
Other accounts payable	5,948	(5,534)	(393)
Accrued expenses	(4,893)	(1,126)	2,540
Accrued warranty expenses	(617)	(8)	(1,040)
Customer prepayments	(1,081)	24	1,276
Accrued pension and severance costs	(1,605)	1,386	225
Other	(2,365)	215	2,009

Net cash provided by (used in) operating activities	2,357	(17,746)	(693)

Cash flows from investing activities:
(Increase) decrease in short-term investments	(26,210)	13,881	(2,446)
Purchase of available-for-sale securities	—	(389)	—
Purchase of non-marketable equity securities	(911)	—	—
Proceeds from sale of property, plant and equipment	390	287	12
Purchases of property, plant and equipment	(4,909)	(2,798)	(3,138)
Purchases of intangible assets	(645)	(215)	(323)
Other	(222)	58	67

Net cash provided by (used in) investing activities	(32,507)	10,824	(5,828)

Cash flows from financing activities:
Purchases of treasury stock	(6)	(4)	(10,268)
Dividends paid	(8,924)	(1,796)	(1,760)
Other	0	(3)	0

Net cash used in financing activities	(8,930)	(1,803)	(12,028)
Net effect of exchange rate changes on cash and cash equivalents	(2,813)	(291)	(2,567)

Net change in cash and cash equivalents	(41,893)	(9,016)	(21,116)
Cash and cash equivalents at beginning of year	147,348	105,455	96,439

Cash and cash equivalents at end of year	¥105,455	96,439	75,323

Supplemental data:
Cash paid during the year for:
Income taxes	¥5,414	1,083	1,412
Interest	12	10	4

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

(d) Short-term investments

Short-term investments consist of time deposit with fixed maturities greater than three months and Japanese money trusts with fixed maturities of three months, which are carried at cost, based on the characteristics of its fixed maturities, fixed interest rates, restriction of early redemption and non negotiability. The Japanese money trusts amounted to ¥9,000 million and ¥12,000 million at March 31, 2010 and 2011, respectively.

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

(j) Intangible Assets and Other Assets

Intangible assets principally consist of goodwill and internal-use computer software. Other assets primarily consist of security deposits and others.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(o) Shipping and Handling Costs

Shipping and handling costs totaled ¥819 million, ¥741 million and ¥929 million for the years ended March 31, 2009, 2010 and 2011, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(p) Research and Development Expenses

Research and development costs are expensed as incurred.

(q) Advertising Costs

Advertising costs totaled ¥410 million, ¥80 million and ¥104 million for the years ended March 31, 2009, 2010 and 2011, respectively, and are expensed as incurred.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Foreign exchange gains (losses) were (¥2,296) million, ¥1,072 million and (¥508) million for the years ended March 31, 2009, 2010 and 2011, respectively.

(w) Use of Estimates

Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Significant items subject to such estimates and assumptions include valuation of trade receivables, inventories, long-lived assets and deferred tax assets, various accruals such as accrued warranty expenses, and assets and obligations related to employees retirement and severance plans. Actual results could differ from those estimates.

(x) New Accounting Standards

In October 2009, the FASB amended the accounting guidance for revenue recognition under multiple-deliverable arrangements. The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements. The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available. The guidance is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2011. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition but does not expect to have a material impact.

In October 2009, the FASB amended accounting guidance for software revenue recognition. This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements. It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance. The guidance is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2011. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition but does not expect to have a material impact.

(y) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(2) Trade Receivables

Trade receivables at March 31, 2010 and 2011 were as follows:

	Yen (Millions)
	2010	2011
Notes	¥2,382	2,021
Accounts	13,794	20,838

	16,176	22,859
Less allowance for doubtful accounts	246	152

	¥15,930	22,707

(3) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended March 31, 2009, 2010 and 2011 were as follows:

	Yen (Millions)
	2009	2010	2011
Balance at beginning of year	¥45	585	246
Provision for (reversal of) allowance	558	(255)	(90)
Amount written off	(18)	(84)	(4)

Balance at end of year	¥585	246	152

(4) Inventories

Inventories at March 31, 2010 and 2011 were composed of the following:

	Yen (Millions)
	2010	2011
Finished goods	¥5,965	5,681
Work in process	7,482	12,243
Raw materials and supplies	3,143	5,569

	¥16,590	23,493

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5) Property, Plant and Equipment

Property, plant and equipment at March 31, 2010 and 2011 were composed of the following:

	Yen (Millions)
	2010	2011
Land	¥16,152	16,138
Buildings	28,115	28,156
Machinery and equipment	14,222	14,638
Tools, furniture and fixtures	14,737	14,130
Construction in progress	45	42

	73,271	73,104
Less accumulated depreciation	40,390	41,226

	¥32,881	31,878

Depreciation expense was ¥8,035 million, ¥4,101 million and ¥3,977 million for the years ended March 31, 2009, 2010 and 2011, respectively.

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

(6) Intangible Assets

The components of acquired intangible assets excluding goodwill at March 31, 2010 and 2011 were as follows:

	Yen (Millions)
	2010		2011
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets subject to amortization:
Software	¥2,929	2,366	¥2,338	1,698
Other	50	37	54	44

Total	¥2,979	2,403	¥2,392	1,742

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Intangible assets not subject to amortization at March 31, 2010 and 2011 were insignificant.

Aggregate amortization expense for the years ended March 31, 2009, 2010 and 2011 was ¥684 million, ¥213 million and ¥232 million, respectively. Estimated amortization expense for the next five years ending March 31 is: ¥224 million in 2012, ¥189 million in 2013, ¥110 million in 2014, ¥32 million in 2015, and ¥15 million in 2016, respectively.

Goodwill is related to the semiconductor and component test system segment. Changes in the carrying amount of goodwill for the years ended March 31, 2009, 2010 and 2011 were as follows:

	Yen (Millions)
	2009	2010	2011
Balance at beginning of year	¥1,426	645	645
Impairment loss	(781)	—	—

Balance at end of year	¥645	645	645

Advantest experienced a significant decline in purchase orders of testers due to further deterioration of the semiconductor market during the fourth quarter of the year ended March 31, 2009. This sharp decline was not expected to recover in the near term. Consequently, this led to an impairment of our goodwill for a reporting unit, and we wrote it down to its estimated fair value. Fair value was measured primarily utilizing discounted cash flow valuation techniques. The amount of the impairment loss was ¥781 million, which was included in restructuring and impairment charges on the consolidated statements of operations, and the consolidated statements of cash flows for the year ended March 31, 2009. Advantest performed its annual impairment test for goodwill at the reporting unit level and identified no impairment at March 31, 2010 and 2011.

(7) Investment Securities

Debt and marketable equity securities are classified as available-for-sale securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2010 and 2011 were as follows:

	Yen (Millions)
	2010
	Equity securities	Debt securities	Total
Noncurrent:
Available-for-sale:
Acquisition cost	¥2,833	411	3,244
Gross unrealized gains	1,468	—	1,468
Gross unrealized losses	69	—	69

Fair value	¥4,232	411	4,643

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (Millions)
	2011
	Equity securities	Debt securities	Total
Noncurrent:
Available-for-sale:
Acquisition cost	¥4,309	—	4,309
Gross unrealized gains	1,455	—	1,455
Gross unrealized losses	156	—	156

Fair value	¥5,608	—	5,608

Equity securities consist primarily of stocks issues by Japanese listed companies. Debt securities were redeemable at the option of Advantest, and had no contractual maturity. During the year ended March 31, 2011, all of the outstanding debt securities that were redeemable at the option of Advantest were transferred to non-marketable equity securities due to a conversion into non-marketable common stocks.

Proceeds from the sale of available-for-sale securities for the year ended March 31, 2009 were ¥30 million. No gross gains were realized on the sale of available-for-sale securities for the year ended March 31, 2009. Gross realized losses on available-for-sales securities for the year ended March 31, 2009 were ¥28 million. No proceeds from the sale of available-for-sale securities and no gross gains and losses were realized on the sale of available-for-sale securities for the year ended March 31, 2010. Proceeds from the sale of available-for-sale securities and gross realized gains on the sale of available-for-sale securities for the year ended March 31, 2011 were insignificant. No gross losses were realized on the sale of available-for-sale securities for the year ended March 31, 2011.

Net realized gains and losses of the sale of available-for-sale securities are based on the averaged cost method and are included in “other income (expense)” in the consolidated statements of operations.

For the years ended March 31, 2009, 2010 and 2011, Advantest recognized impairment losses of ¥3,022 million, ¥57 million and ¥426 million, respectively, on available-for-sale securities, which were considered other-than-temporarily impaired and wrote them down to the fair value.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2010 and 2011, were as follows:

	Yen (Millions)
	2010
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥740	69	2	0

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (Millions)
	2011
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥2,019	130	237	26

Advantest maintains non-marketable equity securities, which are recorded at cost. The carrying amounts of non-marketable equity securities were ¥3,434 million and ¥1,824 million at March 31, 2010 and 2011, respectively. For certain non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximates the carrying value. Advantest had not estimated the fair value of other non-marketable equity securities aggregating ¥1,417 million and ¥1,812 million at March 31, 2010 and 2011, respectively, since it was not practicable to estimate the fair value of the investments. It was because of the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that had impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, was other than temporary. For the years ended March 31, 2009, 2010 and 2011, non-marketable equity securities with a purchase cost of ¥1,104 million, ¥376 million and ¥98 million were written down to their fair value of ¥616 million, ¥117 million and ¥12 million, resulting in an other-than-temporary impairment charge of ¥488 million, ¥259 million and ¥86 million, respectively, which was included in impairment losses on investment securities in the accompanying consolidated statements of operations.

(8) Derivative Financial Instruments

Derivatives

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

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2010 and 2011. The notional amounts of these contracts at March 31, 2010 and 2011 were as follows:

	Yen (Millions)
	2010	2011
Foreign exchange contracts	¥3,041	608

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The fair value of derivative instruments not designated as hedging instruments under U.S. GAAP at March 31, 2010 and 2011 was as follows:

	Yen (Millions)
	2010		2011
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥0	Other current assets	¥24

Liabilities
Foreign exchange contracts	Other current liabilities	¥29	Other current liabilities	¥6

A loss of ¥278 million was recognized in earnings on foreign exchange contracts, which was included in other income (expense) for the three months ended March 31, 2009.

The effect of derivative instruments not designated as hedging instruments under U.S. GAAP on consolidated statements of operations for the years ended March 31, 2010 and 2011 was as follows:

	Location of gain (loss) recognized in income on derivatives	Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
		2010	2011
Foreign exchange contracts	Other income (expense)	¥361	223

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

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(9) Fair Value Measurement

Disclosure about the fair value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2010 and 2011, except for cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable, accrued expenses and other current liabilities for which fair value approximate their carrying amounts. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	2010		2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥4,643	4,643	¥5,608	5,608
Foreign exchange contracts	0	0	24	24
Financial liabilities:
Foreign exchange contracts	29	29	6	6

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities. The carrying amounts of foreign exchange contracts are included in other current assets and other current liabilities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable, accrued expenses and other current liabilities: The carrying amounts approximate fair value because of the short maturity of these instruments.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Level 2—Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for the asset or liability.

Assets / Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2010 and 2011, carrying amount of financial assets and liabilities that were measured at fair value on a recurring basis by level was as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2010
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Available-for-sale equity securities	4,232	4,232	—	—
Available-for-sale debt securities	411	—	—	411
Foreign exchange contracts	0	—	0	—

Total assets measured at fair value	4,643	4,232	0	411

Financial Liabilities
Foreign exchange contracts	29	—	29	—

Total liabilities measured at fair value	29	—	29	—

		Yen (Millions)
		Fair Value Measurements at March 31, 2011
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Available-for-sale equity securities	5,608	5,608	—	—
Foreign exchange contracts	24	—	24	—

Total assets measured at fair value	5,632	5,608	24	—

Financial Liabilities
Foreign exchange contracts	6	—	6	—

Total liabilities measured at fair value	6	—	6	—

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Changes in the Level 3 financial assets and liabilities measured on a recurring basis for the years ended March 31, 2010 and 2011 were as follows:

	Yen (Millions)
	2010
	Debt Securities	Total
Balance at beginning of year	¥—	—
Purchases, issuances and settlements	411	411

Balance at end of year	¥411	411

	Yen (Millions)
	2011
	Debt Securities	Total
Balance at beginning of year	¥411	411
Other comprehensive income (loss)	(43)	(43)
Transfers out of Level 3	(368)	(368)

Balance at end of year	¥—	—

During the year ended March 31, 2011, debt securities that were redeemable at the option of Advantest were transferred out of Level 3 due to a conversion into non-marketable common stocks.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis

As of March 31, 2010 and 2011, carrying amount of financial assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the years ended March 31, 2010 and 2011, was as follows:

		Yen (Millions)			Total gains (losses) for the year ended March 31, 2010
		Fair Value Measurements at March 31, 2010
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Financial Assets
Non-marketable equity securities	117	—	—	117	(259)

Total gains (losses) for assets held as of March 31, 2010					(259)

		Yen (Millions)			Total gains (losses) for the year ended March 31, 2011
		Fair Value Measurements at March 31, 2011
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Non-marketable equity securities	12	—	—	12	(86)

Total gains (losses) for assets held as of March 31, 2011					(86)

The fair value of non-marketable equity securities is based on quoted prices in markets that are not active at the reporting date, or present value of expected future cash flows for those investments.

(10) Leases—Lessor

Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation under operating leases as of March 31, 2010 and 2011 were as follows:

	Yen (Millions)
	2010	2011
Machinery and equipment	¥5,738	6,577
Less accumulated depreciation	3,842	4,640

	¥1,896	1,937

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Depreciation of machinery and equipment held under operating leases is included with depreciation expense. These assets are included in property, plant and equipment.

Future minimum lease income under noncancelable operating leases as of March 31, 2011 is as follows:

Year ending March 31	Yen (Millions)
2012	¥1,008
2013	599
2014	213

Total minimum lease income	¥1,820

(11) Leases—Lessee

Advantest has several noncancelable operating leases, primarily for office space and office equipment. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2009, 2010 and 2011 was ¥1,618 million, ¥1,227 million and ¥1,122 million, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2011 are as follows:

Year ending March 31	Yen (Millions)
2012	¥288
2013	204
2014	166
2015	123
2016	123
Thereafter	135

Total minimum lease payments	¥1,039

(12) Income Taxes

The components of income before income taxes and equity in earnings (loss) of affiliated company and provision (benefit) for income taxes as shown in the consolidated statements of operations were as follows:

	Yen (Millions)
	2009	2010	2011
Income before income taxes and equity in earnings (loss) of affiliated company:
The Company and domestic subsidiaries	¥(55,246)	(13,376)	(1,130)
Foreign subsidiaries	2,485	3,450	6,681

	¥(52,761)	(9,926)	5,551

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (Millions)
	2009	2010	2011
Provision (benefit) for income taxes:
Current:
The Company and domestic subsidiaries	¥(281)	856	813
Foreign subsidiaries	2,369	818	1,160
Deferred:
The Company and domestic subsidiaries	19,509	(272)	330
Foreign subsidiaries	397	55	49

	¥21,994	1,457	2,352

The Company and its domestic subsidiaries are subject to a number of income taxes, which in the aggregate resulted in statutory income tax rate of 40.4%, 40.5% and 40.4% for the years ended March 31, 2009, 2010 and 2011, respectively.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes was as follows:

	2009	2010	2011
Statutory tax rate	40.4%	40.5%	40.4%
Increase (decrease) in income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rate from the statutory rate in Japan	(0.7)	2.1	(16.2)
Tax credits	4.2	(5.5)	(13.7)
Expenses not deductible for tax purposes	(0.3)	(0.8)	2.6
Expiration of stock options	—	—	11.0
Undistributed earnings of foreign subsidiaries	2.2	1.1	3.8
Change in valuation allowance	(85.5)	(52.3)	13.0
Other, net	(2.0)	0.2	1.5

	(41.7)%	(14.7)%	42.4%

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2010 and 2011 were presented below.

	Yen (Millions)
	2010	2011
Deferred tax assets:
Inventories	¥5,682	4,356
Accrued warranty expenses	1,092	681
Accrued pension and severance costs	5,621	5,732
Accrued expenses	988	1,557
Research and development expenses capitalized for tax purposes	3,362	2,245
Operating loss carryforwards	27,231	30,352
Property, plant and equipment and intangible assets	4,355	3,315
Tax credits	3,012	3,616
Other	1,579	1,626

Total gross deferred tax assets	52,922	53,480
Less valuation allowance	(51,289)	(52,082)

Net deferred tax assets	1,633	1,398

Deferred tax liabilities:
Net unrealized gains on marketable securities	(587)	(528)
Undistributed earnings of foreign subsidiaries	(2,354)	(2,567)
Other	—	(22)

Total gross deferred tax liabilities	(2,941)	(3,117)

Net deferred tax assets (liabilities)	¥(1,308)	(1,719)

At March 31, 2010 and 2011, deferred tax liabilities were provided for all foreign subsidiaries with undistributed earnings.

Included in other current assets and other assets were deferred tax assets of ¥543 million and ¥354 million at March 31, 2010 and 2011, respectively.

Included in other current liabilities and other liabilities were deferred tax liabilities of ¥1,851 million and ¥2,073 million at March 31, 2010 and 2011, respectively.

At March 31, 2011, Advantest had total net operating loss carry forwards for income tax purposes of ¥75,308 million which are available to reduce future income taxes. Operating losses of ¥74,646 million attributable to the Company and domestic subsidiaries in Japan will expire during the years ending March 31, 2015 and 2018. Other net operating losses of ¥654 million have no expiration dates and other net operating losses of ¥8 million will expire during the years ending March 31, 2014 and 2016. Net operating loss carryforwards utilized during the years ended March 31, 2010 and 2011 were ¥2,421 million and ¥554 million, respectively. There was no utilized amount during the year ended March 31, 2009.

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

The changes in valuation allowance for the years ended March 31 were as follows:

	Yen (Millions)
	2009	2010	2011
Balance at beginning of year	¥—	48,015	51,289
Additions	48,015	3,274	793
Reductions	—	—	—

Balance at end of year	¥48,015	51,289	52,082

During the fiscal year ended March 31, 2009, Advantest established a valuation allowance as deferred tax assets were no longer considered to be realizable based upon projections for future taxable income over which the deferred tax assets were deductible. For the year ended March 31, 2010, valuation allowance increased primarily due to an increase in net operating loss carryforwards, which partially offset by decreases in deferred tax assets associated with inventory and property, plant and equipment. For the year ended March 31, 2011, valuation allowance increased primarily due to an increase in net operating loss carryforwards, which partially offset by decreases in deferred tax assets associated with inventory and research and development expenses capitalized for tax purposes.

The amount of the deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income are revised and the effect on the company’s consolidated financial position and results of operations could be significant.

There were no unrecognized tax benefits for the years ended March 31, 2009, 2010 and 2011.

Although Advantest believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Advantest did not have any unrecognized tax benefits that would affect the effective tax rate. As of March 31, 2011, Advantest did not expect changes in its tax positions that would significantly increase or decrease unrecognized tax benefits within next 12 months.

Advantest files income tax returns in Japan and various foreign tax jurisdictions. As of March 31, 2011, Advantest had open tax years beginning April 1, 2007 for Japan, 2009 for Taiwan, and 2007 for the United States.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(13) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss), net of tax, for the years ended March 31, 2009, 2010 and 2011 were as follows:

	Yen (Millions)
	Foreign currency translation adjustments	Net unrealized gains (losses) on securities	Pension related adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2008	¥(7,100)	300	(815)	(7,615)

Change during the year	(1,793)	(2,062)	(4,701)	(8,556)
Reclassification adjustments for realized portion	—	1,818	(234)	1,584

	(1,793)	(244)	(4,935)	(6,972)

Balance at March 31, 2009	¥(8,893)	56	(5,750)	(14,587)

Change during the year	(2,614)	742	1,241	(631)
Reclassification adjustments for realized portion	—	34	325	359

	(2,614)	776	1,566	(272)

Balance at March 31, 2010	¥(11,507)	832	(4,184)	(14,859)

Change during the year	(3,231)	(311)	(401)	(3,943)
Reclassification adjustments for realized portion	—	252	280	532

	(3,231)	(59)	(121)	(3,411)

Balance at March 31, 2011	¥(14,738)	773	(4,305)	(18,270)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2009, 2010 and 2011 were as follows:

	Yen (Millions)
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Year ended March 31, 2009:
Foreign currency translation adjustments	¥(1,793)	—	(1,793)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(3,459)	1,397	(2,062)
Less reclassification adjustments for net gains (losses) realized in earnings	3,050	(1,232)	1,818

Net unrealized gains (losses)	(409)	165	(244)
Pension related adjustment	(4,935)	—	(4,935)
Other comprehensive income (loss)	¥(7,137)	165	(6,972)

Year ended March 31, 2010:
Foreign currency translation adjustments	¥(2,614)	—	(2,614)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	1,224	(482)	742
Less reclassification adjustments for net gains (losses) realized in earnings	57	(23)	34

Net unrealized gains (losses)	1,281	(505)	776
Pension related adjustment	1,566	—	1,566
Other comprehensive income (loss)	¥233	(505)	(272)

Year ended March 31, 2011:
Foreign currency translation adjustments	¥(3,231)	—	(3,231)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(540)	229	(311)
Less reclassification adjustments for net gains (losses) realized in earnings	423	(171)	252

Net unrealized gains (losses)	(117)	58	(59)
Pension related adjustment	(121)	—	(121)
Other comprehensive income (loss)	¥(3,469)	58	(3,411)

(14) Stock-Based Compensation

Advantest has stock-based compensation plans using stock options as incentive plans for directors, executive officers, corporate auditors and selected employees.

In July 2004, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 1,522,000. Options were granted with an exercise price of ¥3,732 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options had an exercise period of 4 years and were exercisable from April 1, 2005.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In November 2004, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 8,000. Options were granted with an exercise price of ¥3,732 per share that was equal to the exercise price of the July 2004 options. The options had an exercise period of 4 years and were exercisable from April 1, 2005.

In April 2005, stock options were issued to certain employees of the Company and its foreign subsidiary under a stock option plan approved by the Board of Directors. The number of granted shares totaled 8,000. Options were granted with an exercise price of ¥3,732 per share that was equal to the exercise price of the July 2004 options. The options had an exercise period of 4 years and were exercisable from April 1, 2005.

In July 2005, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 1,518,000. Options were granted with an exercise price of ¥4,300 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options had an exercise period of 4 years and were exercisable from April 1, 2006.

In December 2005, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 16,000. Options were granted with an exercise price of ¥4,300 per share that was equal to the exercise price of the July 2005 options. The options had an exercise period of 4 years and were exercisable from April 1, 2006.

In February 2006, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 3,980. Options were granted with an exercise price of ¥6,702 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥4,300 per share that was equal to the exercise price of the July 2005 options. The options had an exercise period of 4 years and were exercisable from April 1, 2006.

In July 2006, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 1,578,000. Options were granted with an exercise price of ¥5,880 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options had an exercise period of 4 years and were exercisable from April 1, 2007.

In December 2006, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 8,000. Options were granted with an exercise price of ¥6,218 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥5,880 per share that was equal to the exercise price of the July 2006 options. The options had an exercise period of 4 years and were exercisable from April 1, 2007.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In July 2007, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 777,000. Options were granted with an exercise price of ¥5,563 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2008.

In September 2007, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 2,000. Options were granted with an exercise price of ¥5,563 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥5,563 per share that was equal to the exercise price of the July 2007 options. The options have an exercise period of 4 years and are exercisable from April 1, 2008.

In February 2008, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 1,000. Options were granted with an exercise price of ¥5,563 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥5,563 per share that was equal to the exercise price of the July 2007 options. The options have an exercise period of 4 years and are exercisable from April 1, 2008.

In July 2008, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 704,000. Options were granted with an exercise price of ¥2,653 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2009.

In April 2009, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors. The number of granted shares totaled 12,000. Options were granted with an exercise price of ¥2,653 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥2,653 per share that was equal to the exercise price of the July 2008 options. The options have an exercise period of 4 years and are exercisable from May 1, 2009.

In July 2009, stock options were issued to directors, executive officers and corporate auditors of the Company under a stock option plan approved by the Board of Directors. The number of granted shares totaled 338,000. Options were granted with an exercise price of ¥1,844 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2010.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In July 2010, stock options were issued to directors, executive officers and corporate auditors of the Company under a stock option plan approved by the Board of Directors. The number of granted shares totaled 308,000. Options were granted with an exercise price of ¥2,089 per share that was equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years and are exercisable from April 1, 2011.

The exercise price of the stock options is subject to adjustment, if there is a stock split or consolidation of shares, or if new shares are issued or treasury stocks are sold at a price that is less than the market price.

Stock option activity during the years ended March 31, 2009, 2010 and 2011 was as follows:

	2009		2010		2011
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	4,515,980	¥4,940	3,938,980	¥4,804	3,060,000	¥4,647
Granted	704,000	2,653	350,000	1,872	308,000	2,089
Expired	(836,000)	3,732	(1,117,980)	4,309	(1,262,000)	5,881
Forfeited	(445,000)	4,798	(111,000)	4,854	(158,000)	5,287

Outstanding at end of year	3,938,980	4,804	3,060,000	4,647	1,948,000	3,392

Exercisable at end of year	3,265,980	¥5,247	2,722,000	¥4,995	1,640,000	¥3,636

Stock based compensation expense recognized was ¥248 million, ¥143 million and ¥165 million, which was included in selling, general and administrative expenses for the years ended March 31, 2009, 2010 and 2011, respectively. The recognized tax benefits were ¥76 million, ¥53 million and ¥61 million for the years ended March 31, 2009, 2010 and 2011, respectively. In addition, the stock options, granted during the fiscal year ended March 31, 2007 subsequent to a change in Japanese tax law effective April 1, 2006, expired unused during the fiscal year ended March 31, 2011, and the related deferred tax assets of ¥610 million were reversed. As of March 31, 2009, 2010 and 2011, a valuation allowance was recorded against substantially all related deferred tax assets.

The weighted average fair value per share for stock options that were granted during the years ended March 31, 2009, 2010 and 2011 were ¥369, ¥409 and ¥535, respectively. These figures were calculated based on the Black Scholes option pricing model by using the following weighted average estimates:

	2009	2010	2011
Expected dividend yield	2.1%	2.6%	1.6%
Risk free interest rate	0.9%	0.5%	0.2%
Volatility	37.4%	45.3%	45.4%
Expected life	3.7 years	3.8 years	3.9 years

No stock options were exercised for the years ended March 31, 2009, 2010 and 2011. The total fair value of shares vested during the years ended March 31, 2009, 2010 and 2011 was ¥858 million, ¥251 million and ¥141 million, respectively. No intrinsic value of options exercised was recognized for the years ended March 31, 2009, 2010 and 2011.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2011, all of the outstanding stock options were as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
¥1,844 - ¥2,653	1,300,000	2,309	2.7 years	992,000	2,377	2.4 years
¥5,563 - ¥6,218	648,000	5,563	1.0 years	648,000	5,563	1.0 years

	1,948,000	3,392	2.2 years	1,640,000	3,636	1.8 years

At March 31, 2011, there was no aggregate intrinsic value for the options outstanding and exercisable.

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

Information about the retirement and severance plans of Advantest for the years ended March 31 was as follows:

	Yen (Millions)
	2009	2010	2011
Components of net periodic benefit cost:
Service cost	¥1,419	1,309	1,361
Interest cost	700	745	724
Expected return on plan assets	(343)	(280)	(486)
Amortization of unrecognized:
Net actuarial (gain) or loss	284	560	487
Prior service (benefit) cost	(210)	(176)	(176)
Other	137	—	—

Net periodic benefit cost	¥1,987	2,158	1,910

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the plans’ benefit obligation, fair value of plan assets, funded status at March 31, 2010 and 2011.

	Yen (Millions)
	2010	2011
Change in benefit obligation:
Balance at beginning of year	¥32,805	33,331
Service cost	1,309	1,361
Interest cost	745	724
Actuarial (gain) or loss	(82)	(417)
Benefits paid	(1,446)	(484)

Balance at end of year	33,331	34,515

Change in plan assets:
Balance at beginning of year	18,691	19,427
Employer contributions	689	1,606
Actual return on plan assets	1,440	(331)
Benefits paid	(1,393)	(420)

Balance at end of year	19,427	20,282

Funded status	¥(13,904)	(14,233)

Amounts recognized in the consolidated balance sheets at March 31, 2010 and 2011 were as follows:

	Yen (Millions)
	2010	2011
Accrued expenses	¥(139)	(164)
Accrued pension and severance costs	(13,765)	(14,069)

	(13,904)	(14,233)

Pension related adjustments (net of tax) recognized in accumulated other comprehensive income (loss) at March 31, 2010 and 2011 were as follows:

	Yen (Millions)
	2010	2011
Actuarial loss	¥(5,153)	(5,185)
Prior service benefit	969	880

	(4,184)	(4,305)

Changes in pension related adjustments (net of tax) recognized in other comprehensive income (loss) for the year ended March 31, 2010 and 2011 were summarized as follows:

	Yen (Millions)
	2010	2011
Current year actuarial gain (loss)	¥1,241	(401)
Amortization of actuarial gain	333	369
Amortization of prior service benefit and other	(8)	(89)

	1,566	(121)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follow:

Yen (Millions)
Actuarial loss	¥512
Prior service benefit	(176)

336

Pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2010 and 2011 were summarized as follows:

	Yen (Millions)
	2010	2011
Projected benefit obligation	¥33,331	34,515
Accumulated benefit obligation	32,461	33,685
Fair value of plan assets	19,427	20,282

Other information about the retirement and severance plans of Advantest was as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

Weighted-average assumptions used to determine benefit obligations as of March 31:

	2010	2011
Discount rate	2.2%	2.2%
Rate of compensation increase	3.0%	3.0%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2009	2010	2011
Discount rate	2.1%	2.3%	2.2%
Expected return on plan assets	1.5%	1.5%	2.5%
Rate of compensation increase	3.0%	3.0%	3.0%

Advantest determines the expected return based on the asset portfolio, historical returns and estimated future returns.

Plan assets:

Advantest’s investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants by attaining necessary long-term total returns on plan assets. Taking into consideration the expected returns, associated risks and correlations of returns between asset categories in plan assets, Advantest determines an optimal combination of equity, debt securities and other investments as Policy Asset Allocation (“PAA”). Plan assets are invested in accordance with PAA with mid-term to long-term viewpoint, which is revised periodically to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Advantest’s domestic benefit plans’ weighted-average asset allocation at March 31, 2010 and 2011 by asset category were as follows:

	2010	2011	Target
Equity securities	45.8%	45.3%	45.0%
Debt securities	29.4	24.9	30.0
Cash	2.0	9.5	2.0
Life insurance company general accounts	10.3	11.7	10.0
Other	12.5	8.6	13.0

	100.0%	100.0%	100.0%

The three levels of inputs that may be used to measure fair value of plan assets are as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets.

Level 2:	Observable inputs other than quoted prices included within Level 1 for the assets, either directly or indirectly.

Level 3:	Unobservable inputs for the assets.

		Yen (Millions)
		Fair Value Measurements at March 31, 2010
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	384	384	—	—
Equity securities:
Japanese companies	1,570	1,570	—	—
Pooled funds (a)	7,319	—	7,319	—
Debt securities:
Pooled funds (b)	5,716	—	5,716	—
Hedge funds (c)	2,433	—	301	2,132
Life insurance company general accounts	2,005	—	2,005	—

Total	19,427	1,954	15,341	2,132

(a)	These funds invested in listed equity securities consisting of approximately 65% Japanese listed companies and 35% foreign listed companies. This category included both long and short positions aggregating ¥2,486 million, invested in Japanese listed companies’ equity.
(b)	These funds invested in approximately 45% Japanese government bonds, 40% foreign government bonds, 10% Japanese municipal bonds, and 5% Japanese corporate bonds.
(c)	These hedge funds invested in stock price index futures / options, bond futures / options, bonds and private equity and others.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

		Yen (Millions)
		Fair Value Measurements at March 31, 2011
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	1,929	1,929	—	—
Equity securities:
Japanese companies	1,436	1,436	—	—
Pooled funds (d)	7,756	—	7,756	—
Debt securities:
Pooled funds (e)	5,044	—	5,044	—
Hedge funds (f)	1,736	—	303	1,433
Life insurance company general accounts	2,381	—	2,381	—

Total	20,282	3,365	15,484	1,433

(d)	These funds invested in listed equity securities consisting of approximately 60% Japanese listed companies and 40% foreign listed companies. This category included both long and short positions aggregating ¥2,249 million, invested in Japanese listed companies’ equity.
(e)	These funds invested in approximately 45% foreign government bonds, 40% Japanese government bonds, 10% Japanese municipal bonds, and 5% Japanese corporate bonds.
(f)	These hedge funds invested in stock price index futures / options, bond futures / options, bonds and private equity and others.

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

Changes in the Level 3 plan assets for the year ended March 31, 2010 and 2011 were as follows:

	Yen (Millions)
	2010
	Hedge funds	Total
Balance at beginning of year	¥1,248	1,248
Net realized / unrealized gain (loss)	90	90
Purchases, issuances and settlements	794	794
Transfer in and / or out of Level 3	—	—

Balance at end of year	¥2,132	2,132

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (Millions)
	2011
	Hedge funds	Total
Balance at beginning of year	¥2,132	2,132
Net realized / unrealized gain (loss)	97	97
Purchases, issuances and settlements	(796)	(796)
Transfer in and / or out of Level 3	—	—

Balance at end of year	¥1,433	1,433

Cash flows:

Advantest expects to contribute ¥1,719 million to its domestic defined benefit plans during the year ending March 31, 2012.

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are estimated as follows:

Year ending March 31	Yen (Millions)
2012	¥717
2013	871
2014	912
2015	928
2016	1,010
2017 through 2021	7,351

During the fourth quarter of the year ended March 31, 2009, Advantest offered its employees an early retirement program and employees who applied the program terminated their services prior to March 31, 2009. Advantest recognized a liability and an expense when the employees accepted the offer and the amount was reasonably estimated. Accordingly, Advantest recorded a voluntary termination benefit of ¥5,064 million, which was included in restructuring and impairment charges in the accompanying consolidated statements of operations for the year ended March 31, 2009.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(16) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2009, 2010 and 2011 were as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2008	199,566,770	20,840,721

Purchase of shares	—	3,497
Sale of shares	—	(920)

Number of shares as of March 31, 2009	199,566,770	20,843,298

Purchase of shares	—	2,112
Sale of shares	—	(232)

Number of shares as of March 31, 2010	199,566,770	20,845,178

Purchase of shares	—	5,449,721
Sale of shares	—	(80)

Number of shares as of March 31, 2011	199,566,770	26,294,819

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

Cash dividends for the years ended March 31, 2009, 2010 and 2011 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for a dividend of ¥5 per share, aggregating ¥866 million for the second-half of the year ended March 31, 2011, subsequently proposed by the Board of Directors.

The amount available for future payment of dividends was determined under the Corporation Law of Japan and amounted to ¥53,291 million at March 31, 2011.

(17) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period. Changes in accrued warranty expenses for the years ended March 31, 2009, 2010 and 2011 were summarized as follows:

	Yen (Millions)
	2009	2010	2011
Balance at beginning of year	¥3,143	2,811	2,802
Addition	5,260	3,364	2,653
Reduction	(5,564)	(3,372)	(3,693)
Translation adjustments	(28)	(1)	(8)

Balance at end of year	¥2,811	2,802	1,754

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Operating Segment and Geographic Information

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consists of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others. These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reportable operating segment information during the years ended March 31, 2009, 2010 and 2011 was as follows:

	Yen (Millions)
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
As of and for the year ended March 31, 2009:
Net sales to unaffiliated customers	¥48,629	12,208	15,815	—	76,652
Inter-segment sales	587	2,180	—	(2,767)	—

Net sales	49,216	14,388	15,815	(2,767)	76,652
Depreciation and amortization	3,893	1,813	2,668	345	8,719
Impairment charges to long-lived assets and goodwill	8,491	4,507	606	262	13,866
Operating income (loss) before stock option compensation expenses	(28,914)	(11,865)	(1,099)	(7,331)	(49,209)
Adjustment:
Stock based compensation expense					248

Operating income (loss)					(49,457)
Expenditures for additions to long- lived assets	1,657	1,249	1,606	96	4,608
Total assets	29,449	11,017	10,773	150,820	202,059

As of and for the year ended March 31, 2010:
Net sales to unaffiliated customers	¥30,168	11,219	11,838	—	53,225
Inter-segment sales	2,404	18	—	(2,422)	—

Net sales	32,572	11,237	11,838	(2,422)	53,225
Depreciation and amortization	1,364	470	1,977	503	4,314
Operating income (loss) before stock option compensation expenses	(7,042)	(1,897)	2,175	(4,732)	(11,496)
Adjustment:
Stock based compensation expense					143

Operating income (loss)					(11,639)
Expenditures for additions to long- lived assets	942	396	1,856	231	3,425
Total assets	38,782	10,478	11,474	127,929	188,663

As of and for the year ended March 31, 2011:
Net sales to unaffiliated customers	¥67,070	18,398	14,166	—	99,634
Inter-segment sales	2,263	117	—	(2,380)	—

Net sales	69,333	18,515	14,166	(2,380)	99,634
Depreciation and amortization	1,417	533	1,755	504	4,209
Operating income (loss) before stock option compensation expenses	9,857	(251)	2,133	(5,463)	6,276
Adjustment:
Stock based compensation expense					165

Operating income (loss)					6,111
Expenditures for additions to long-lived assets	1,350	374	1,733	336	3,793
Total assets	53,570	11,780	9,226	105,736	180,312

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

One customer and its related entities mainly in the semiconductor and component test system segment and the mechatronics system segment accounted for approximately 24%, 20% and 20% of total consolidated net sales for the years ended March 31, 2009, 2010 and 2011, respectively. Other customer accounted for approximately 1%, 2% and 13% for the years ended March 31, 2009, 2010 and 2011, respectively. Another customer accounted for approximately 14%, 6% and 7% for the years ended March 31, 2009, 2010 and 2011, respectively.

Information as to Advantest’s net sales and long-lived assets in various geographical areas was as follows:

Net sales to unaffiliated customers for the years ended March 31, 2009, 2010 and 2011 were as follows:

	Yen (Millions)
	2009	2010	2011
Japan	¥24,734	11,976	22,398
Americas	11,759	4,930	9,278
Europe	2,844	2,137	2,252
Asia	37,315	34,182	65,706

Total	¥76,652	53,225	99,634

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia were generated in Taiwan, Korea and China and others in the amount of ¥10,240 million, ¥14,074 million and ¥13,001 million for the year ended March 31, 2009, ¥12,805 million, ¥10,334 million and ¥11,043 million for the year ended March 31, 2010, and ¥21,835 million, ¥20,752 million and ¥23,119 million for the year ended March 31, 2011, respectively. Substantially all net sales indicated as Americas were generated in the United States of America.

Long-lived assets as of March 31, 2009, 2010 and 2011 were as follows:

	Yen (Millions)
	2009	2010	2011
Japan	¥31,723	31,067	30,696
Americas	108	219	288
Europe	634	606	598
Asia	2,979	2,434	1,815

Total	¥35,444	34,326	33,397

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-lived assets are those assets located in each geographic area.

There was no individually material country with respect to long-lived assets outside Japan. Substantially all long-lived assets indicated as Americas were located in the United States of America. The significant portion of long-lived assets in Asia was located in Singapore, Taiwan and Korea.

(19) Related Party Transactions

Advantest sells products to and purchases raw materials from Fujitsu Limited, its 11.6% stockholder as of March 31, 2011 and its group companies (collectively, “Fujitsu”). The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various software products for internal use, information system related services, research and development materials and services from Fujitsu. Advantest had the following transactions with Fujitsu as of and for the years ended March 31:

	Yen (Millions)
	2009	2010	2011
Sales of products	¥1,659	2,085	2,461
Purchases of raw materials	2,501	4,065	4,622
Receivables	418	826	696
Payables	1,021	2,372	2,717
Purchases of software, hardware and others	60	199	442
Research and development expenses, computer rentals, maintenance and other expenses	1,839	1,056	1,779

Advantest is holding approximately 35% of common stock of e-Shuttle, Inc., a subsidiary of Fujitsu, since the initial investment, which is accounted for by equity method of accounting.

(20) Per Share Data

The following table sets forth the computation of basic and diluted net income (loss) per share as of March 31:

	Yen (Millions) except per share data
	2009	2010	2011
Numerator:
Net income (loss)	¥(74,902)	(11,454)	3,163

Denominator:
Basic weighted average shares of common stock outstanding	178,724,884	178,722,505	175,481,854
Dilutive effect of exercise of stock options	—	—	13,604

Diluted weighted average shares of common stock outstanding	178,724,884	178,722,505	175,495,458

Basic net income (loss) per share	¥(419.09)	(64.09)	18.03
Diluted net income (loss) per share	(419.09)	(64.09)	18.03

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2009, 2010 and 2011, Advantest had outstanding stock options into 3,938,980, 3,060,000 and 1,610,000 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(21) Concentrations of credit risk

Advantest is exposed to credit risk in the event of default by financial institutions to cash and cash equivalents, but such risk is considered mitigated by the high credit rating of the financial institutions.

At March 31, 2010 and 2011, Advantest had one customer and two customers with significant receivables, respectively. Receivables from these customers accounted for 14% and 36% of consolidated trade receivables at March 31, 2010 and 2011, respectively. Although Advantest does not expect that the customer will fail to meet its obligations, Advantest is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

(22) Commitments and Contingent Liabilities

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

Commitments outstanding for the purchase of property, plant and equipment and other assets totaled ¥45 million at March 31, 2011.

(23) Pending Acquisition

On March 28, 2011, Advantest entered into a definitive agreement under which Advantest will acquire all outstanding ordinary shares of Verigy Ltd (“Verigy”), a Singapore incorporated company publicly traded in U.S., for US$15.00 per share in cash. The total acquisition price is estimated to be approximately US$1.1 billion (approximately ¥ 90.9 billion (based on the exchange rate US$1 = ¥81)), due at closing, and will be funded with existing cash and borrowings from commercial banks. The antitrust reviews in respect of the transaction by Korean, Taiwanese and the U.S. authorities have all been completed. In addition, the transaction was approved at Verigy’s shareholders meeting on June 17, 2011. The transaction will be effective upon the fulfillment of certain conditions, such as the approval of Singapore High Court and the registration of the court order with the Accounting and Corporate Regulatory Authority of Singapore. We expect the effective date of the transaction to be in early July, 2011.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)*

1.2	Regulations of the Board of Directors of the Registrant (English translation)**

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation)**

2.1	Share Handling Regulations of the Registrant (English translation)*

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts***

2.3	Form of Amendment No. 1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and all holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt****

2.4	Form of ADR (included in Exhibit 2.3)

4.1	Implementation Agreement by and between Advantest Corporation and Verigy Ltd.

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions*****

12.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Senior Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Senior Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consents of Independent Registered Public Accounting Firm

*	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 26, 2009 (file no. 1-15236).
**	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 26, 2008 (file no. 1-15236).
***	Incorporated by reference to the Company’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
****	Incorporated by reference to the Post Effective Amendment to the Company’s registration statement on Form F-6 Filed with the SEC on September 12, 2006 (file no. 333-13886).
*****	Incorporated by reference to the Company’s annual report on Form 20-F filed with the SEC on June 29, 2004 (file no. 1-15236).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 24, 2011

ADVANTEST CORPORATION

By:	/S/ YUICHI KURITA
Name:	Yuichi Kurita
Title:	Director, Senior Executive Officer