Form 20-F
period 2012-03-31
ADVANTEST CORP
filed 2012-06-27
CIK 1158838

As filed with the Securities and Exchange Commission on June 27, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……….

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

Hiroshi Nakamura, (81-3) 3214-7500, (81-3) 3214-7711,

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

Title of class:	Outstanding as of March 31, 2012:
Common Stock	173,271,380
American Depositary Shares each representing one share of Common Stock	720,843

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

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2011” refers to the twelve-month period ended March 31, 2012. All other references to years refer to the applicable calendar year.

In parts of this annual report, certain amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥82.19. This was the approximate exchange rate in Japan on March 31, 2012.

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

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2009, fiscal 2010 and fiscal 2011 were included in its Japanese Securities Reports filed with the Director General of the Kanto Local Finance Bureau.

	Year ended March 31,
	2008	2009	2010	2011	2012	2012
	(in millions, except per share and share data)					(thousands of $, except per share and share data)
Consolidated Statement of Income Data:
Net sales	¥182,767	¥76,652	¥53,225	¥99,634	¥141,048	$1,716,121
Operating income (loss)	22,716	(49,457)	(11,639)	6,111	837	10,184
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	23,533	(52,761)	(9,926)	5,551	(3,442)	(41,879)
Net income (loss)	16,550	(74,902)	(11,454)	3,163	(2,195)	(26,706)
Net income (loss) per share
Basic	90.72	(419.09)	(64.09)	18.03	(12.67)	(0.15)
Diluted	90.57	(419.09)	(64.09)	18.03	(12.67)	(0.15)
Basic weighted average shares outstanding	182,418,821	178,724,884	178,722,505	175,481,854	173,271,717	173,271,717
Diluted weighted average shares outstanding	182,723,982	178,724,884	178,722,505	175,495,458	173,271,717	173,271,717

	As of March 31,
	2008	2009	2010	2011	2012	2012
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Total assets	¥298,684	¥202,059	¥188,663	¥180,312	¥219,226	$2,667,307
Short term debt	—	—	—	—	25,000	304,173
Common stock	32,363	32,363	32,363	32,363	32,363	393,758
Stockholders’ equity	254,184	163,616	150,242	138,132	131,552	1,600,584

	As of March 31,
	2008	2009	2010	2011	2012	2012
	(in millions, except per share data)					(in thousands)
Other Data:
Capital expenditures	¥14,083	¥4,608	¥3,425	¥3,793	¥6,984	$84,974
Research and development expenses	30,507	23,713	17,896	21,197	30,303	368,694
Net cash provided by (used in) operating activities	24,166	2,357	(17,746)	(693)	12,302	149,678
Net cash provided by (used in) investing activities	(16,322)	(32,507)	10,824	(5,828)	(37,670)	(458,328)
Net cash provided by (used in) financing activities	(46,770)	(8,930)	(1,803)	(12,028)	9,887	120,294
Operating margin(1)	12.43%	(64.52%)	(21.87%)	6.13%	0.59%
Net income margin(2)	9.06%	(97.72%)	(21.52%)	3.17%	(1.56%)

(1)	Operating income as a percentage of net sales.
(2)	Net income as a percentage of net sales.

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

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 2007	25.0	0.25
March 31, 2008	25.0	0.25
September 30, 2008	25.0	0.24
March 31, 2009	5.0	0.05
September 30, 2009	5.0	0.06
March 31, 2010	5.0	0.05
September 30, 2010	5.0	0.06
March 31, 2011	5.0	0.06
September 30, 2011	5.0	0.07
March 31, 2012	10.0	0.12

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, certain Japanese yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥82.19. This was the approximate exchange rate in Japan on March 31, 2012.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 15, 2012 was $1.00 = 78.65. The Company does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended/ending March 31,	At end of period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2008	99.85	113.61	124.09	96.88
2009	99.15	100.85	110.48	87.80
2010	93.40	92.49	100.71	86.12
2011	82.76	85.00	94.68	78.74
2012	82.41	78.86	85.26	75.72

Month ended			High	Low
			(¥ per $1.00)
December 31, 2011			¥78.13	¥76.98
January 31, 2012			78.13	76.28
February 29, 2012			81.10	76.11
March 31, 2012			83.78	80.86
April 30, 2012			82.62	79.81
May 31, 2012			80.36	78.29

3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant demand volatility in the semiconductor industry

Advantest’s business depends largely upon the capital expenditures of semiconductor manufacturers, foundries and test houses. These companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and products incorporating semiconductors. Such demand is influenced significantly by the overall condition of the global economy. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in semiconductor test systems, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for semiconductor test systems, including those of Advantest. In particular, the market for memory semiconductors shows higher demand volatility as compared to the market for non-memory semiconductors. In fiscal 2011, net sales of test systems for memory semiconductors decreased by 18.8% from 43.3% in fiscal 2010; however, Advantest continues to derive significant sales from test systems for memory semiconductors of 24.5% in the semiconductor and component test systems. Therefore, any downturn in the memory semiconductor market may continue to adversely affect Advantest’s business and results of operations.

The worldwide semiconductor market grew by 3.2% in 2007. In 2008 and 2009, the semiconductor market contracted by 2.8% and 9.0%, respectively, compared to the previous year, reflecting the global economic downturn that stemmed from the financial crisis. After the negative growth in 2008 and 2009, the market significantly recovered in 2010, growing by 31.8% compared to 2009, primarily due to a surge in demand for electronic equipment in developing nations. In 2011, due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products, the semiconductor market only increased by 0.4% compared to 2010. Worldwide sales of memory semiconductors declined by 1.1% and 19.9% in 2007 and 2008, respectively, mainly due to a substantial reduction in capital expenditure by semiconductor manufacturers in response to a substantial decline in the price of DRAM semiconductors and NAND-type flash memory semiconductors. Although the markets for personal computers and cellular phones including smart phones remained steady in 2009, worldwide sales of memory semiconductors in 2009 declined by 3.3% compared to 2008, reflecting the global economic downturn, resulting in negative growth for three consecutive years. In 2010, primarily due to a steady demand for mobile DRAM test systems for mobile devices, worldwide sales of memory semiconductors increased by 55.4% compared to 2009. In 2011, worldwide sales decreased by 12.7% compared to 2010 due to a drop in the price of DRAM triggered by a downturn in demand for PCs and similar devices. Worldwide sales of non-memory semiconductors in 2007 increased by 4.5% from 2006, since demand in the consumer market and automobile market stabilized and the data processing market was strong. Worldwide sales of non-memory semiconductors in 2008 increased by 2.3% from 2007, primarily due to steady demand for mobile PCs despite the deterioration in the overall condition of the global economy. In 2009, worldwide sales of non-memory semiconductors decreased by 10.3% compared to 2008, primarily as a result of the impact of the global economic downturn stemming from the financial crisis that started in 2008. In 2010, worldwide sales of non-memory semiconductors increased by 26.0% compared to 2009, primarily due to robust demand for smartphones, tablet-type devices, and other consumer electronics. In 2011, worldwide sales of non-memory semiconductors further increased by 4.4% compared to 2010, due to continuing robust demand for smartphones, tablet-type devices, and similar devices.

The significant volatility in demand for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	demand in personal computer and server industries;

•	demand in communication devices such as tablet-type devices and smartphones;

•	consumer demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players and electronic books;

•	levels of investment in communications infrastructure and trends in the mobile device industry;

•	demand in the automobile industry; and

•	trends in the semiconductor industry.

In fiscal 2007, the price of semiconductors continued to decline and many semiconductor manufacturers froze or postponed their capital expenditures. Primarily reflecting the foregoing, Advantest’s net sales in fiscal 2007 decreased by 22.2%, as compared to fiscal 2006, to ¥182,767 million, and net income decreased by 53.5%, as compared to fiscal 2006, to ¥16,550 million. Furthermore, in fiscal 2008, the global economic downturn that stemmed from the financial crisis led semiconductor manufacturers to maintain their prudent position, with many implementing inventory adjustments and freezing or postponing their capital expenditures. Primarily reflecting the foregoing, Advantest’s net sales in fiscal 2008 decreased by 58.1% as compared with fiscal 2007 to ¥76,652 million. In fiscal 2009, the semiconductor manufacturers gradually resumed capital expenditures as semiconductor prices rose and equipment utilization rates climbed. Despite the gradual recovery in fiscal 2009, Advantest’s net sales in fiscal 2009 decreased by 30.6%, as compared to fiscal 2008, to ¥53,225 million, primarily due to the drop in orders seen in the second half of fiscal 2008. In fiscal 2010, despite a difficult business environment with factors such as continuing appreciation of the Japanese yen and intensified price competition, Advantest seized the positive growth opportunity in the semiconductor market and strived to expand orders and revenues. As a result of the above, Advantest’s net sales in fiscal 2010 increased by 87.2% as compared to fiscal 2009, to ¥99,634 million, and Advantest recorded a net income of ¥3,163 million in fiscal 2010. In fiscal 2011, Advantest expanded sales to meet areas of increasing demand growth such as test equipment for application processors, CMOS image sensors, and other non-memory semiconductor sectors. In addition, after the completion of the acquisition of Verigy Ltd. (“Verigy”) in July 2011, Advantest has enhanced sales promotion to customers in the U.S. and Europe and has provided products tailored to better meet increasing customer demand in the communications semiconductor market. As a result of the above, Advantest’s net sales in fiscal 2011 increased by 41.6%, as compared to fiscal 2010, to ¥141,048 million. However, cumulative costs associated with the Verigy acquisition and impairment losses on investment securities led to a year-on-year decline in earnings, and Advantest recorded a net loss in fiscal 2011 of ¥2,195 million.

Advantest believes that its results are significantly impacted by the significant volatility in demand in the semiconductor industry. While Advantest is unable to predict future trends in the semiconductor industry, if there is a significant downturn in the semiconductor industry, Advantest’s financial condition and results of operations will be adversely affected. Prices of semiconductors, which have continued to decrease significantly in recent years, may not return to their original levels if, for example, the over-supply of semiconductors persists. Should semiconductor prices remain at low levels, semiconductor manufacturers’ earnings could deteriorate, resulting in their further restraint towards capital expenditures, and Advantest’s results of operations could be adversely affected.

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

If Advantest does not introduce new products meeting its customers’ technical requirements in a timely manner and at competitive prices, its products may become obsolete and its financial condition and results of operations may suffer

Advantest sells its products to several industries that are characterized by rapid technological changes, frequent introduction of new products and services, varying and unpredictable product lifecycles and evolving industry standards. Advantest anticipates that future demand for its products will be driven, in large part, by technological innovation in semiconductor technology, which creates new testing requirements that are not adequately addressed by currently-installed semiconductor test systems. Customer needs in response to these technological innovations, and their need for greater cost-effectiveness and efficiency to respond to the market environment, include:

•	test solutions of non-memory semiconductors that incorporate more advanced memory semiconductors, logic and analog circuits;

•	test solutions of power semiconductors that control small and large motor drives;

•

solutions for complexed IC incorporating RF, logic and memory chips in a single package in order to achieve IC with advanced 3D integration as well as downsizing and technical advantages, with TSV technology;

•	mechatronics related products which transport devices faster, more accurately and more stably;

•	test solutions of testing technologies that employ self-test circuit designs incorporated into semiconductor chips;

•	test solutions of testing technologies that employ test circuit designs for Device Under Test (DUT);

•	introduction of mechatronics products that respond to reduced testing time resulting from advances in customers’ back-end testing;

•	prompt response and quick repair in the event of failure; and

•	total solutions that allow customers to reduce their testing costs.

Advantest also believes demand for its products, including semiconductor and component test systems, is affected by the level of demand for personal computers, high-speed wireless and wireline data services, digital consumer products and communication devices such as tablet-type devices and smartphones. It is likely that advances in technologies used in those products and services will require new testing systems. Without the timely introduction of semiconductor test systems capable of effectively testing and measuring equipment that use these new technologies, Advantest’s products and services may become technologically obsolete over time.

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

Advantest may not realize the full anticipated benefits of the business combination with Verigy

Advantest believes that the business combination with Verigy would enable it to better satisfy customer needs through the development and sale of a wider variety of high quality products, and to better address customer needs through technological innovation that is supported by a stable financial base, leading to continued growth amidst a rapidly changing and challenging semiconductor market.

However, the business integration of two companies will be time-consuming and complex, and the business combination may not realize the anticipated benefits. The difficulties in integrating the two companies may arise during various stages of combining the operations, including the following:

•	consolidation of the two companies’ differing research and development, manufacturing and sales processes;

•	the elimination of inefficiencies that may arise out of overlapping departments and processes between the two companies;

•	the retention of Verigy’s valuable key management and employees; and

•	the integration of two companies with differing corporate cultures and languages.

If difficulties arise in connection with the business combination, including those mentioned above, Advantest’s future financial results may be adversely affected.

Advantest has also granted stock options to employees that Advantest took over from Verigy. If the employees exercise their stock options, voting rights of Advantest’s shareholders, total assets per share and share price may be diluted as a result.

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

Advantest faces substantial competition in its businesses and, if Advantest does not maintain or expand its market share, its business may be harmed

Advantest faces substantial competition throughout the world. Advantest’s primary competitors in the semiconductor and component test system market include, among others, Teradyne, Inc., LTX-Credence Corporation, Yokogawa Electronic Corporation, FROM30 CO., LTD., EXICON Ltd. and UniTest Inc. In the mechatronics system related market, Advantest also competes with Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing, Inc. in test handler devices, and with TSE Co., Ltd. and Secron Co., Ltd. in device interfaces. Some of Advantest’s competitors have greater financial and other resources than Advantest.

Advantest faces many challenges in its businesses, including increased pressure from customers to produce semiconductor and component test systems and mechatronics systems that reduce testing costs. To compete effectively and maintain and expand its market share, Advantest must continue to enhance its business processes to lower the cost of its products, as well as introduce enhancements that lower overall testing costs. Advantest also expects its competitors to continue to introduce new products with improvements in price and performance, as well as increasing their customer service and support offerings, and Advantest expects new market participants to launch low-price testers. Significant increases in competition may erode Advantest’s profit margin and weaken its earnings.

Advantest’s largest customers currently account for a significant part of its net sales and, in addition to the risk of Advantest’s business being harmed by the loss of one or more of these customers or changes in their capital expenditures, Advantest may not be able to recover its accounts receivables if its largest customers experience a deterioration in their financial position

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers. A small number of such major customers currently account for a significant portion of its net sales. Sales to Advantest’s largest customer as a percentage of its total sales were approximately 20% in fiscal 2009, approximately 20% in fiscal 2010 and approximately 29% in fiscal 2011. Sales to Advantest’s five largest customers accounted for approximately 43% of its total sales in fiscal 2009, approximately 49% in fiscal 2010 and approximately 56% in fiscal 2011. The loss of one or more of these major customers or changes in their capital expenditures could materially harm Advantest’s business. Furthermore, if Advantest’s major customers experience deterioration in their financial position and are unable to fulfill their payment obligations to Advantest in accordance with the applicable terms, Advantest’s business, results of operations and financial position may be adversely affected.

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

Advantest may not recoup costs incurred in the development of new products

Enhancements to existing products and the development of new generations of products are, in most cases, costly processes. Furthermore, because the decision to purchase semiconductor and component test systems products and mechatronics systems generally involves a significant commitment of capital, the sale of this equipment typically involves a lengthy sales period and requires Advantest to expend substantial funds and sales efforts to secure the sale. Advantest’s enhancements or new generations of products may not generate net sales in excess of development and sales costs if, for example, these new enhancements or products are quickly rendered obsolete by changing customer preferences, the introduction by Advantest’s competitors of products embodying new technologies or features, the introduction by Advantest’s customers of new products that require different testing functions or the failure of the market for Advantest’s customer’s products to grow at the rate, or to the levels, anticipated by Advantest. This risk is believed to be particularly acute with respect to test systems for non-memory semiconductors because, in general, new non-memory semiconductor product lines are introduced to market more frequently than new memory semiconductor product lines. In some cases, Advantest must anticipate industry trends and develop products in advance of the commercialization of its customers’ products. This requires Advantest to make significant investments in product development well before it determines the commercial viability of these innovations. If Advantest’s customers fail to introduce their devices in a timely manner or the market rejects their devices, Advantest may not recover its investments in product development through sales in significant volume.

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

Fluctuations in exchange rates could reduce Advantest’s profitability

The majority of Advantest’s net sales derive from products sold to customers located outside of Japan. Of Advantest’s fiscal 2011 net sales, 88.6% were from products sold to overseas customers. Most of Advantest’s products are manufactured in Japan, but approximately 42% of Advantest’s net sales in fiscal 2011 were derived from currencies other than the Japanese yen, predominantly the U.S. dollar. If the Japanese yen remains strong, or further strengthens relative to foreign currencies (mostly U.S. dollar and, to a much lesser extent, other currencies), it would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies, which could hurt sales in those countries.

In addition, significant fluctuations in the exchange rate between the Japanese yen and foreign currencies, especially the U.S. dollar, could require Advantest to lower its prices with respect to foreign sales of its products that are priced in Japanese yen, and reduce the Japanese yen equivalent amounts of its foreign sales for products that are based in U.S. dollars or other foreign currencies, thereby reducing its profitability overall. These fluctuations could also cause prospective customers to push out or delay orders because of the increased relative cost of Advantest’s products. In the past, there have been significant fluctuations in the exchange rate between the Japanese yen and the foreign countries in which Advantest’s sales are denominated.

If a natural disaster comparable to the Great East Japan Earthquake were to occur, Advantest’s business may suffer

If a natural disaster comparable to the Great East Japan Earthquake, which struck on March 11, 2011, were to occur, and as a result suppliers’ facilities are destroyed, public utilities such as electricity, gas, and water at the facilities suspend their services, or there is a shortage of necessary energy supply for the domestic industry, Advantest may not be able to procure necessary components or resources, and may be unable to meet market demand for the supply of its products. Furthermore, market trends for the semiconductor industry, and finished products that are closely related to semiconductors such as household electric appliances, various computer equipment and automobiles, may become uncertain. Advantest’s business may be adversely affected as a result of these factors.

Similar to the accident that occurred at the Fukushima Daiichi Nuclear Power Station, if a large quantity of radioactive material is released as a result of substantial damage to a nuclear power plant caused by an aftershock or a tsunami, and radiations on Advantest’s products as a result exceed the radiation standards set by importing countries, or the radiation levels in Gunma Prefecture where Advantest’s major production facilities are located exceed national radiation standards and it becomes a quarantine zone, or electricity supply becomes unstable for long periods of time due to a shut-down of nuclear plants, Advantest may be unable to meet market demand for the supply of its products, or the competitiveness of its products may be impaired and Advantest’s business may be adversely affected.

If Advantest’s main facilities for research and development, production or information technology systems for its businesses, or the facilities of its subcontractors and suppliers, were to experience catastrophic loss, its results of operations would be seriously harmed

Advantest’s main facilities for research and development for its Semiconductor and Component Test Systems and Mechatronics System Segments production, as well as many of Advantest’s service bases, are located in Japan and particularly concentrated in Gunma Prefecture and Saitama Prefecture. In addition, the main system server and the network hub are maintained in system centers approved by the Information System Management System, or ISMS, and local network servers are located in certain operations offices in Japan. As most recently evidenced by the Great East Japan Earthquake in March, 2011, Japan is a region that is susceptible to frequent earthquakes.

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

Advantest has prepared itself for crises such as large-scale natural disasters, and each department of Advantest has documented its own disaster-response procedures and manuals. Furthermore, in order to prevent any disruption of its core businesses, or in case of suspension, to re-start the suspended businesses, including the recovery of important facilities, in the shortest possible time, Advantest has formulated and is in the process of implementing a “Business Continuity Plan.” However, if Advantest cannot implement such Business Continuity Plan, or if upon implementation such Business Continuity Plan is not effective, Advantest’s core businesses could be disrupted at a time of crisis, such as large-scale natural disasters, and could take a substantial amount of time to recover.

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with conducting business internationally because it sells its products, and purchases parts and components from around the world. In fiscal 2011, 62.5% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consisted of sales in Taiwan, the People’s Republic of China and Korea, 21.1% from the Americas and 5.0% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the Americas, Europe, and Asian countries, including Singapore, Taiwan, the People’s Republic of China and Korea, and some of Advantest’s suppliers are also located overseas. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

•

political and economic instability, including further turmoil in connection with the European debt crisis, natural calamities, epidemics or other risks related to countries where Advantest procures its components and parts or sells its products;

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

We have recorded a significant amount of goodwill and other long-lived assets which may become impaired in the future

Advantest may be required to record an impairment charge for the difference between the carrying amount of long-lived assets and the implied fair value of long-lived assets if circumstances indicate that impairment may have occurred and the carrying amount of the assets may not be recoverable. Advantest has recorded a significant amount of goodwill on its consolidated balance sheet in accordance with U.S. GAAP and goodwill is tested for impairment at least annually. If the testing performed indicates that the carrying amount of reporting unit goodwill exceeds, the implied fair value of that goodwill, Advantest recalculates the fair value of each reporting unit goodwill and an impairment loss shall be recognized in an amount equal to that excess. Therefore, depending on the expected future cash flow of long-lived assets or business operations to which goodwill relates, Advantest may be required to record a significant impairment charge, which could have a material adverse effect on Advantest’s financial condition and results of operations.

Advantest’s business may be negatively affected by factors relating to its marketing and sales capabilities and its branding

Advantest’s business may be negatively affected by factors relating to its marketing and sales capabilities and its branding, including:

•	the long selling process involved in the sale of semiconductor and component test systems and mechatronics system;

•	the relatively small number of total units sold in the semiconductor and component test system and mechatronics system market;

•	order cancellations or postponement of capital expenditures by customers;

•	delays in collection of accounts receivable, increases in losses resulting from bad-debt or increases in provisions for doubtful receivables, reflecting the financial condition of customers;

•	increases in required provisions for product warranty costs and write-downs of inventory; and

•	any real or perceived decrease in performance and reliability of Advantest products, which could lead to a decline in Advantest’s reputation.

Chemicals used by Advantest may become subject to more stringent regulations, and Advantest may be required to incur significant costs in adapting to new requirements

Advantest uses chemicals in the manufacturing of its products, the manufacture, processing and distribution of which are subject to environmental related laws, regulations and rules of Japanese governmental agencies, as well as by various industry organizations and other regulatory bodies in other countries. These regulatory bodies may strengthen existing regulations governing chemicals used by Advantest and may also begin to regulate other chemicals used by Advantest. While Advantest is taking measures to eliminate toxic substances included in parts used to manufacture its products, Advantest uses solder, which contains lead for mounting electronic parts and components for its products, in order to ensure the reliability of its products as a matter of priority. Further, as a method to cool some of its semiconductor and component test systems and mechatronics systems, Advantest uses fluorinated liquid which use is not currently regulated by laws. Advantest believes that it is in compliance with regulations with respect to the use of chemicals by promoting environmental policies for its products with the focus on ensuring the safety and the reliability of its products; however, Advantest must be prepared to adapt to regulatory requirements in all relevant countries as requirements change. Advantest may be required to incur significant cost in adapting to new requirements. Any failure by Advantest to comply with applicable government or industry regulations could result in restrictions on its ability to carry on or expand its operations, including being unable to sell its products.

Advantest could suffer significant liabilities, litigation costs or licensing expenses or be prevented from selling its products if it is infringing the intellectual property of third parties

Advantest may be unknowingly infringing the intellectual property rights of third parties and may be held responsible for that infringement. To date, Advantest has not been the subject of a material intellectual property claim. However, any future litigation regarding patents or other intellectual property infringement could be costly and time consuming and divert management and key personnel from Advantest’s business operations. If Advantest loses a claim, it may be forced to pay significant damages, pay license fees, modify its products or processes, stop making products or stop using processes. A license could be very expensive to obtain or may not be available at all. Changing Advantest’s products or processes to avoid infringing the rights of third parties may be costly or impractical.

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

Damage, interference or interruption to Advantest’s information technology networks and systems could hinder business continuity and lead to substantial costs or harm Advantest’s reputation

Advantest relies on various information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, including confidential data, and to carry out and support a variety of business activities, including manufacturing, research and development, supply chain management, sales and accounting. Advantest has established the Information Security Committee and Legal/Security Control Department to address information security measures. However, attacks by hackers or computer viruses, wrongful use of the information security system, careless use, accidents or disasters could undermine the defenses established by the Information Security Committee and Legal/Security Control Department and disrupt business continuity, which could not only risk leakage or tampering of information but could also result in a legal claim, litigation, damages liability or an obligation to pay fines. If this were to occur, Advantest’s reputation could be harmed, Advantest could incur substantial costs, and it may have a material adverse effect upon Advantest’s financial condition and results of operation.

Product defects and any damages stemming from Advantest’s product liability could harm Advantest’s reputation among existing and potential customers and could have a material adverse effect upon Advantest’s business results and financial condition

Advantest manufactures its products in accordance with internationally accepted quality control standards such as ISO 9000. However, Advantest cannot guarantee that there are no defects in its products. Advantest maintains product liability insurance, but cannot guarantee that such insurance will sufficiently cover the ultimate amount of damages with respect to Advantest’s liabilities. Large scale accidents or any discovery of defects in its products could harm Advantest’s reputation for not adequately addressing defects, could cause Advantest to incur higher costs, could result in claims for damages and could have a material adverse effect upon Advantest’s business results and financial condition.

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

A holder of ADSs has fewer rights than a shareholder has, and must act through the depositary to exercise those rights

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

Advantest applies its capital expenditures chiefly to the streamlining of development, production of new products, the expansion of production capacity and capital leases to its customers. Advantest’s capital expenditures were ¥3.4 billion, ¥3.8 billion and ¥7.0 billion in fiscal 2009, 2010 and 2011, respectively.

On July 4, 2011, Advantest acquired all of the outstanding shares of common stock of Verigy at US$ 15.00 per share, pursuant to which Verigy became a wholly-owned subsidiary of Advantest. The total purchase price is ¥78.7 billion. On April, 2012, Advantest reorganized its subsidiaries and integrates with Verigy.

The Company’s principal executive offices are located at Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan. The Company’s telephone number in Japan is (81-3) 3214-7500.

The Company’s agent in the United States is Advantest America Inc., located at 3201 Scott Boulevard, Santa Clara, California 95054, U.S.A.

4.B.	BUSINESS OVERVIEW

Overview

As of June 27, 2012, Advantest is comprised of the Company and its 29 consolidated subsidiaries and one investee which is accounted for by the equity method. Advantest conducts its business in the following segments:

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

Sales by Segment

The following table illustrates net sales by each segment for the last three fiscal years.

	Fiscal 2009		Fiscal 2010		Fiscal 2011
Segment	Sales (in millions)%		Sales (in millions)%		Sales (in millions)%
Semiconductor and Component Test System Segment	¥32,572	61.2	¥69,333	69.6	¥105,608	74.9
Mechatronics System Segment	11,237	21.1	18,515	18.6	20,616	14.6
Services, Support and Others Segment	11,838	22.2	14,166	14.2	18,807	13.3
Intercompany transactions elimination	(2,422)	(4.5)	(2,380)	(2.4)	(3,983)	(2.8)

Total Net Sales	¥53,225	100.0%	¥99,634	100.0%	¥141,048	100.0%

Industry Overview

Advantest offers products in semiconductor and component test systems, mechatronics systems, and services, support and others. Advantest’s main customers are semiconductor manufacturers, foundries and test houses. Advantest believes that the following factors promote growth of the business carried out by its main customers:

•	the move to lower-cost, smaller, faster and more powerful and energy efficient semiconductors and electronic components;

•	the increase in demand for higher performance servers and personal computers;

•	the increase in demand for communication devices such as tablet-type devices and smartphones;

•	the increase in demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players and electronic books;

•	the increasing levels of wireless high-speed data transmission worldwide reflecting the expansion of the mobile device industry;

•	the increasing demand for electronic devices that incorporate semiconductor and communications technologies in developing countries;

•	the development of higher speed and high capacity communications infrastructure; and

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

Semiconductor sales have increased significantly over the long-term. However, semiconductors, particularly memory semiconductors, have experienced significant cyclical variations in growth rates. According to World Semiconductor Trade Statistics (WSTS), worldwide semiconductor sales in 2007 increased by approximately

$7.9 billion or 3.2% to approximately $255.6 billion. However, sales in 2008 decreased by approximately $7.0 billion or 2.8% compared to the previous year to approximately $248.6 billion, mainly due to the substantial decline in the price of memory semiconductors. Sales in 2009 also decreased compared to the previous year, by approximately $22.3 billion or 9.0% to approximately $226.3 billion, mainly due to the slow economy persisting since the previous year. Sales in 2010 increased compared to the previous year, by approximately $72.0 billion or 31.8% to approximately $298.3 billion, mainly due to increased demand for electronic components in developing nations. Sales in 2011 increased compared to the previous year, by approximately $1.2 billion or 0.4% to approximately $299.5 billion, mainly due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products. The following table sets forth the size of the market for memory semiconductors, non memory semiconductors and all semiconductors between 2007 and 2011 and the projected market size between 2012 and 2014 as compiled and estimated by WSTS as of June 2012.

	Actual Year ended December 31,					Projections for Years ending December 31,
	2007	2008	2009	2010	2011	2012	2013	2014
	(in millions)
Memory	$57,854	$46,348	$44,797	$69,614	$60,749	$58,861	$61,714	$62,470
Non memory	197,791	202,255	181,516	228,701	238,772	241,998	260,710	274,035

Total	$255,645	$248,603	$226,313	$298,315	$299,521	$300,859	$322,424	$336,505

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

The semiconductor market remained steady in 2007. However, the semiconductor market experienced negative growth in 2008 for the first time in seven years primarily due to the global economic crisis and further declined in 2009 reflecting the conditions continuing from the previous year. The market significantly recovered in 2010 compared to the previous year, due to a surge in demand for electronic equipment in developing nations. In 2011 the market only increased slightly compared to the previous year due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products. According to data published by WSTS, the market for memory semiconductors is expected to decrease slightly by 3.1% in 2012 as compared with 2011, after which it is expected to grow by approximately 5% in 2013 and by approximately 1% in 2014. WSTS expects that the market for memory semiconductors will grow to approximately $62.5 billion in 2014. Advantest believes that demand for memory semiconductors will be generated in the foreseeable future by the prevalence of DDR3-SDRAM, the next generation DDR4-SDRAM, flash memory and other high-end semiconductors. WSTS estimates that the non memory semiconductor market will grow by approximately 1% in 2012, by approximately 8% in 2013, and by approximately 5% in 2014. WSTS expects that the market for non memory semiconductors will grow to approximately $274.0 billion in 2014. Advantest believes that the demand for non memory semiconductors will generally grow in the foreseeable future, led by the further prevalence of, and new developments in, digital consumer products and personal computers.

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

Furthermore, Advantest believes that technical innovation and a growth in demand for semiconductors used in vehicles, such as electronic control units and on-board LANs, in connection with the increasing use of electronics in the automobile industry may have a big impact on the semiconductor industry and electronic components industry.

Demand for faster semiconductors and electronic components that are smaller in size, incorporate more functions and require less power to operate is being driven by:

•

growing demand for, and continuous improvements in, personal computers and digital consumer products, such as flat-panel TVs, DVD/Blu-ray disc recorders, digital cameras, electronic books and mobile phone handsets;

•	increase in demand for, and improvements in technology for, communication devices such as tablet-type devices and smartphones;

•

requirements of communications network equipment, such as network routers, switches and base stations, as well as wireless handsets and other Internet access devices, to enable advances in Internet hardware and software applications, increases in infrastructure performance and simplification and miniaturization of Internet access devices; and

•

the move from vehicles with internal combustion engines to hybrid or electric vehicles partially or wholly driven by electric motors in response to society’s increasing call for environmental measures and greater energy efficiency

Demand for personal computers, servers, smartphones and tablet-type devices with higher performance and capabilities are also driving changes in the memory semiconductor sector. This demand is causing manufacturers to shift to the production of the DDR4-SDRAM high-speed data transfer memory semiconductor, and to further expand production of lower power LPDDR2 for mobile devices and large capacity and nonvolatile and high-speed read or writable flash memory semiconductors. Advantest believes that this shift is creating demand for test systems for memory semiconductors capable of handling these new types of memory semiconductors, as well as contributing to a reduction in testing costs. In addition, Advantest believes that additional demand for mechatronics systems, including test handlers and device interfaces connecting semiconductor devices and semiconductor test systems, will be created and will grow in line with advances in semiconductor technologies.

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

Advantest believes that semiconductor and electronic component manufacturing processes will continue to evolve. The introduction of new manufacturing processes will likely result in test costs constituting a higher percentage of the total cost of manufacturing and, therefore; increase price pressure on the semiconductor test system industry. Furthermore, advances in the semiconductor and electronic component industry will require semiconductor test systems with new and more sophisticated testing functions. Advantest believes that these trends provide it with an opportunity to distinguish itself from its competitors through the delivery of new products that are priced and designed to meet the specific needs of its customers.

Business Strategy

Advantest is currently facing a challenging business environment primarily due to the recent downturn in the global economy and weakened demand for semiconductors. In order to create a stable foundation amidst the fast-changing and challenging semiconductor market, on July 4, 2011, Advantest acquired Verigy, pursuant to which Verigy became a wholly-owned subsidiary of Advantest. On April, 2012, Advantest reorganized its subsidiaries and integrates with Verigy. Furthermore Advantest has established the following core business goals to achieve mid- to long-term growth:

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

•

in addition to Advantest’s existing technologies, actively utilizing Verigy’s technologies, including the high-frequency test technology or the per-site processor architecture, and promoting product development that utilizes the strengths of both companies;

•

developing testing solutions for complexed IC incorporating RF, logic and memory chips in a single package in order to achieve IC with advanced 3D integration as well as downsizing and technical advantages with TSV technology;

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

Strengthen the test system business for non memory semiconductors

Advantest believes that in 2011 the market for test systems for non memory semiconductors was approximately four times the size of the market for test systems for memory semiconductors. Advantest has therefore devoted its resources to develop test systems and modules for non memory semiconductors to meet the demands of a large number of manufacturers for the testing of a wide variety of non memory semiconductors.

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

Furthermore, through its integration with Verigy, Advantest aims to utilize the strengths of both companies to rapidly develop efficient, low cost products to break into the low-end non memory device market and high-speed telecommunications market that were previously difficult to enter into.

Focus sales and support efforts on key customer accounts

Advantest believes that a small number of large semiconductor manufacturers, foundries and test houses account for a large portion of total sales in the semiconductor and component test system industry. Advantest sells semiconductor and component test systems and mechatronics systems to many of these customers and supports them on a regular basis. Advantest is seeking to continue to expand its business with these key customers and develop new relationships with the remaining potential major customers. Many of Advantest’s sales and support offices are located near the corporate headquarters or main research and development and manufacturing facilities of these key customers. In addition, in Europe, the U.S. and Asia, Advantest is further expanding its customer base and strengthening technical support and services by utilizing offices near the customer base of Verigy (now acquired by Advantest). These offices also facilitate Advantest’s efforts to continue conducting collaborative development activities with leading semiconductor manufacturers.

Advantest acquired Verigy, then Advantest reorganized its subsidiaries and integrates with Verigy

On July 4, 2011, Advantest acquired all of the outstanding shares of common stock of Verigy, a leading manufacturer of semiconductor test systems, which became a wholly-owned subsidiary of Advantest. In April, 2012, Advantest reorganized its subsidiaries and integrates with Verigy, and currently sells Verigy’s products under the Advantest brand. The purpose of this acquisition and business combination is mainly threefold as set out below.

(1) Highly Complementary Technology and Products

Building on Advantest’s strength in memory semiconductor test systems and mass production lines and Verigy’s strength in non memory semiconductor test systems and research and development, Advantest expects to drive technological innovation in the more comprehensive field of automatic semiconductor test equipment. Advantest will also work to enhance growth and profitability by reallocating resources currently devoted to areas of duplicative research and development, with a goal of accelerating Advantest’s combined technical capabilities and developing new business.

(2) Customer Relationships

Advantest will have a wide and comprehensive range of products, which will enable it to provide customers with the most advanced collection of test solutions, such as improved test efficiency and reduced cost. Expanding Advantest’s scale of operations is also expected to enhance Advantest’s ability to provide long-term and consistent service to Advantest’s customers.

(3) Global Business Development

Through the combination of Advantest, which has developed its business primarily in Japan and Asia, and Verigy, which has a significant presence in the United States and Europe, Advantest intends to expand its global customer base. Advantest expects to accelerate its globalization efforts at the operation level by acquiring excellent human resources on a global scale.

Products

As of fiscal 2011, Advantest’s main products are products developed, manufactured and sold in the Semiconductor and Component Test System Segment and Mechatronics System Segment. They are as follows:

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

Category	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(in millions)
Test systems for memory semiconductors	¥12,444	¥30,016	¥25,913
Test systems for non memory semiconductors	20,128	39,317	79,695

Total	¥32,572	¥69,333	¥105,608

Test Systems for Memory Semiconductors

Advantest’s test systems for memory semiconductors are test systems designed to test high-speed/high performance and low power consumption DRAM semiconductors used in personal computers, servers, smartphones and tablet-type devices as well as flash memory semiconductors used in digital consumer products and communication devices such as smartphones.

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

Advantest estimates that its market share in test systems for memory semiconductors was approximately 37% in fiscal 2009, but recovered to approximately 62% and 57% (which includes Verigy for 2011) in 2010 and 2011, respectively, as a result of increasing capital expenditure in test system for DRAM semiconductors. Advantest has a substantially larger market share in test systems for DRAM memory semiconductors than in test systems for flash memory semiconductors. Advantest is currently seeking to increase its market share in test systems for flash memory semiconductors.

Advantest’s main product lines of test systems for memory semiconductors are the T5500 series, the T5300 series, the T5700 series, HSM series and V6000 series.

T5500 Series. The T5588 is a test system for mass production suitable for testing speeds of up to 800 Mbps for DDR3-SDRAM cell testing and LPDDR. The T5503 and T5503A are memory semiconductor test systems suitable for the mass production of DDR3-SDRAM, LPDDR2 and LPDDR3 (1 Gbps-2 Gbps class high-speed memory semiconductors). The T5511, which is the top of the range model in the T5500 series, is a memory semiconductor test system which can handle testing speeds of up to 8 Gbps and is suitable for the evaluation and production of ultra high-speed memory semiconductors such as DDR4-SDRAM and GDDR. The T5500 series are Advantest’s best selling line of test systems used for the back end testing of DRAM semiconductors.

T5300 Series. The T5383 is a test system for the front-end testing of DRAM semiconductors and for the back-end testing of flash memory semiconductors. The T5383, which is capable of simultaneously testing up to 384 devices, is a test system with a maximum testing rate of 286 MHz/572 Mbps, which is twice the testing rate of Advantest’s previous model. This allows for DRAM wafer testing “at speed” testing, or testing for KGD, and back-end testing for flash memory semiconductors, at high-speed and with high-throughputs capabilities. The T5385, which is capable of simultaneously testing up to 768 devices with a maximum testing rate of 266 MHz/533 Mbps, succeeds the T5383. The T5300 series is Advantest’s best selling test systems for memory semiconductors product line for front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors.

T5700 Series. Because variations in memory cell characteristics must be kept within a defined range, front-end testing for flash memory semiconductors require more types of testing than is required in front-end testing for DRAM semiconductors. Accordingly, front-end testing for flash memory semiconductors contributes to higher testing costs. Furthermore, although the volume of production with respect to NAND-type flash memory semiconductors is rapidly growing, prices have fallen substantially and there is a demand for higher efficiency for test systems. As a result, by specializing in NAND-type flash memories Advantest introduced the T5773 memory test system, which enabled a significant reduction in testing costs compared to existing products. The T5700 series will provide effective solutions that will enable everything from design to mass production of flash memories.

HSM Series. The HSM series are test systems developed by Verigy for the research and development and mass production of high-speed DRAM. The products in this series are capable of test speeds from 2 Gps to 8Gps. Products can be upgraded by exchanging certain parts or modules, allowing users to set up an optimal system in a timely manner for minimal cost as memory device speeds increase.

V6000 Series. The V6000 series are test systems developed by Verigy for the research and development and mass production of flash memory. The V6000 series as a test system for flash memories is capable of industry class-leading test speeds of 880 Mbps. The test systems are made so that they can be attached to both wafer probers and handlers, and can be switched to back end or front end lines depending on the user’s needs. As the test systems have multiple test controllers, they can realize high productivity in MCP-type memory device testing as well as flash memory.

Test Systems for Non Memory Semiconductors

Advantest’s main line of test systems for non memory semiconductors relates to test systems for SoC semiconductors, test systems for LCD driver integrated circuits, test systems for image sensor and test systems for semiconductors used in car electronics. Test systems for SoC semiconductors test SoC semiconductors that combine circuits such as digital, analog, memory and RF circuits on a single semiconductor chip. Test systems for LCD driver integrated circuits test semiconductors with specific functions, such as LCD driver integrated circuits that display images on LCD panels. The factors that are important to customers in the performance and other characteristics of test systems for memory semiconductors described above also apply to test systems for non memory semiconductors. Advantest’s market share in test systems for non memory semiconductors was approximately 47% (which includes Verigy for 2011) as a result of the integration with Verigy in fiscal 2011, compared with approximately 18% in fiscal 2010.

Advantest’s main product lines of test systems for non memory semiconductors are the T2000, the V93000 series, the T6500 series, the T6300 series and the T7720 series.

T2000. In 2003, Advantest introduced to the market the T2000 test systems for non memory semiconductors which used the test module structure. Advantest believes that the development of modules for the T2000 compatible semiconductor test systems for non memory semiconductors and the increase in product lineup will increase Advantest’s market share in test systems for non memory semiconductors. Main compatible component modules for the T2000 include modules designed for digital testing, power supply testing, analog testing, power device testing, image sensor testing and RF testing. Mainframes for the T2000 may be chosen to meet customers’ needs. Furthermore, Advantest developed the EPP (Enhanced Performance Package) which is a new system option. Advantest believes that introducing EPP compatible modules into the market will help customers reduce testing costs and testing development time.

V93000 series. The V93000 series are non memory semiconductor test systems developed by Verigy, using a test module structure. These products feature test processor per pin architecture and scalable platform and as a result of higher performance and lower test costs, Advantest believes that these products are capable of expanding their share of the non memory semiconductor test system market. The main modules in the line up are the top of the line 12.8 Gbps digital module, 6 GHz BW analog module, 8 GHz RF module and DC module.

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

Customers

Advantest’s semiconductor and component test systems and mechatronics systems are shipped and delivered to world’s leading semiconductor manufacturers, as well as some foundries and test houses. Sales to

INTEL Corporation in fiscal 2009, INTEL Corporation and Hynix Semiconductor Inc. in fiscal 2010 and INTEL Corporation and Samsung Electronics Co., Ltd. in fiscal 2011 each accounted for 10% or more of Advantest’s net sales in each of those respective years. Advantest’s five largest customers, all of which are semiconductor and component test system customers, accounted for approximately 43% of net sales in fiscal 2009, approximately 49% in fiscal 2010 and approximately 56% in fiscal 2011.

Geographic Sales

Of Advantest’s fiscal 2011 net sales, 88.6% were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales, for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped.

	Fiscal 2009		Fiscal 2010		Fiscal 2011
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥11,976	22.5	¥22,398	22.5	¥16,095	11.4
Asia (excluding Japan)	34,182	64.2	65,706	65.9	88,196	62.5
Americas	4,930	9.3	9,278	9.3	29,742	21.1
Europe	2,137	4.0	2,252	2.3	7,015	5.0

Total	¥53,225	100.0%	¥99,634	100.0%	¥141,048	100.0%

Japan. Advantest enjoys a significant market position in Japanese markets for test systems for memory semiconductors, with a market share of approximately 73% in 2011. In addition, Advantest had a market share of approximately 48% in the Japanese test systems for non memory semiconductors market in 2011. Sales of SoC semiconductors in the Japanese non memory semiconductor market were led by peripheral devices predominantly consisting of Blu-ray disc recorders and flat-panel TVs in 2010, but 2011 was a significant change and sales were led by analog/power devices and CMOS image sensor devices. Advantest is working to maintain and expand its large market share in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles. Since 2011 Japan’s semiconductor manufacturers have been increasingly outsourcing its manufacturing to Taiwan, Korea and China rather than investing in-house, and Advantest has also been actively pursuing outsourcing its manufacturing support overseas.

Asia (excluding Japan). Asia is the largest market for semiconductor and component test systems and mechatronics systems, with semiconductor manufacturers, assembly makers and test houses located in Taiwan, Korea, the People’s Republic of China and Singapore accounting for a majority of semiconductor production in Asia. Advantest views its relationships with these companies as critical to its semiconductor and component test system and mechatronics system business. Many Japanese, U.S. and European semiconductor manufacturers have shifted production to Asia, either to subsidiaries or foundries and test houses. Capital expenditure decisions for subsidiaries are usually made at the Company’s headquarters. Foundries and test houses, a majority of which are located in Taiwan, often consult with their customers before investing in semiconductor and component test systems. Therefore, Advantest’s performance in Asia will also depend on its ability to maintain strong relationships with customers in Japan, the U.S. and Europe. In addition, some of Advantest’s customers have partnered with semiconductor manufacturers in Asia and outsourced manufacturing processes, thus further increasing the reliance on net sales to the Asia geographic market.

Americas. Advantest’s marketing efforts in this region are centered in the United States, which accounted for approximately 21% of its total sales in fiscal 2011. Advantest’s market share of semiconductor and component test systems sold in the U.S. increased by approximately 63% (which includes Verigy for 2011) as a result of the integration with Verigy compared to a 16% increase in 2010. Semiconductor and component test systems are marketed and sold in the Americas primarily through Advantest’s subsidiary, Advantest America, Inc.

Europe. Sales in Europe constituted approximately 5% of Advantest’s sales in fiscal 2011. Advantest’s market share of semiconductor and component test systems sold in Europe increased by approximately 40% (which includes Verigy for 2011) as a result of the integration with Verigy from approximately 8% in 2010. Advantest’s principal European markets are Germany, Italy and France.

Sales and Marketing

Advantest has further expanded its sales channels as a result of its integration with Verigy, and sells its semiconductor and component test systems and mechatronics systems globally. Advantest’s direct sales department includes engineers who have in-depth knowledge of the customer’s business and technology needs. Currently, Advantest has sales offices in Japan, Taiwan, Singapore and other parts of Asia, the Americas and Europe. Advantest maintains its sales and support centers in close physical proximity to key customer sites to identify its customers’ needs in the early stage of product development and to provide required support in a timely fashion. Advantest is also strengthening its relationships with test houses through limited minority investments as a part of its sales and marketing strategy. In addition, Advantest offers operating lease contracts for semiconductor and component test systems through its subsidiary, Advantest Finance Inc.

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

•

Call Center Support. Advantest previously offered call center support services for hardware and software in Japan. However, as a result of the integration with Verigy, Advantest now offers call center support services to customers in Japan, Singapore, U.S. and Germany.

•

Internet Support. The Advantest customer support website offers maintenance tips and access to a database with possible solutions to semiconductor and component test system problems. Advantest customers can also make on-line requests for maintenance work and check the status of equipment sent in for repair through Advantest’s web page.

•

Repairs and Parts. Requests for repairs or parts can be made through the Advantest website or by phone. Advantest has established a system under which it endeavors to deliver requested parts to customers in Japan within 24 hours of request, and for customers in Asia (excluding Japan), the Americas and Europe within 48 hours. Equipment for maintenance is located in Germany, Singapore and Japan to supplement each other in the event of a major natural disaster. To provide for quick and efficient repairs, Advantest’s repair factories in Japan serve as the hub, and those in Germany, Singapore, U.S., Korea, Taiwan and China also undertake repairs of test boards.

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

Manufacturing and Supplies

Advantest’s principal factories at which semiconductor and component test systems and mechatronics systems are manufactured are its Gunma Factory and Gunma Factory 2 located in Gunma Prefecture, Japan and Jabil Circuit Sdn Bhd’s Penang Factory in Malaysia to which manufacturing is outsourced. Printed circuit boards, on which electronic parts and other components are mounted, for use in these products are manufactured at the Gunma Factory 2. The Gunma Factory assembles final products and conducts tests. Jabil Circuit Sdn Bhd’s Penang Factory produces Verigy semiconductor and component test system printed circuit boards and assembles the final products and conducts tests. The Gunma Factory is highly automated, and testing and production systems within the factory are interconnected by a sophisticated local area network using advanced data management software. This network allows Advantest factory managers to check on the status of systems under production at any given time.

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

Advantest is reducing its electricity consumption and setting up its own electricity generator in order to avoid manufacturing disruptions as a result of possible future scheduled blackouts as a result of the Great East Japan Earthquake and the nuclear power plant accident.

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

According to a report issued by a research company, Advantest maintained the highest market share in the semiconductor test system market for five consecutive years until 2007. However, from 2008 to 2010, Teradyne,

Inc. achieved the highest share. In 2011 Advantest achieved the highest share (which includes Verigy for 2011). Other companies following Advantest include Teradyne, Inc., LTX-Credence Corporation and Yokogawa Electronic Corporation. Some of Advantest’s other competitors include FROM30 CO., LTD., EXICON Ltd., and UniTest Inc. In addition, Advantest also competes in the mechatronics system market with, among others, Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing Inc. for test handlers, and TSE Co., Ltd. and Secron Co., Ltd. for device interfaces. In addition, in the Services, Support and Others Segment, Advantest has been competing with companies providing similar services. It also has been suggested by customers that Advantest competes with start-up companies with newer technologies or products in the market for both the test systems for memory semiconductors and test systems for non memory semiconductors.

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

Advantest’s primary environmental activities during fiscal 2011 are as follows:

•

ISO 14001 Certification. Advantest has received ISO 14001 Uniform Certification for all eight of its domestic manufacturing and research and development facilities. With respect to its overseas manufacturing and research and development activities, seven principal facilities in Asia, Europe and North America regions are receiving ISO 14001 Uniform Certification.

•

Environmental Measures for Products. Advantest is actively involved in the development of environmentally friendly product lines. Advantest conducts environmental assessments of all its new products from their development stages. In fiscal 2011, twelve models complied with Advantest’s internal environment-oriented design standards, and have qualified as environmentally friendly “Green” products.

•

Reduce Waste. Advantest has implemented a recycling program and introduced liquid waste disposal capabilities at its facilities. Through such initiatives, Advantest’s waste volume was a total of 296 tons in fiscal 2011.

•

Use of Safe Components. Advantest has established an internal procurement standard for parts and components and has procured parts and components for its new products that do not contain specified toxic substances. Primarily reflecting the foregoing, Advantest has eliminated most regulated toxic substances from approximately 97% of the surface-mounted components on its new products after 2008, except lead solder, which is used for mounting parts and components for its products.

•

Prevention of Global Warming. Through the use of energy efficient equipment and the re-evaluation of manufacturing processes, Advantest strives to reduce levels of carbon dioxide emissions resulting from energy consumption relating to its business activities. Advantest’s carbon dioxide emissions was 27,373-CO2 tons in fiscal 2011.

As one of its activities designed to contribute to society and to the environment, Advantest implements reforestation of seedlings, both in Japan and overseas.

Advantest spent approximately ¥572 million during fiscal 2011 to further implement its environmental protection activities.

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

Glossary

Analog circuits	Circuits on a semiconductor that monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion.

DDR-SDRAM	Double Data Rate Synchronous Dynamic Random Access Memory. Memory semiconductor that can be read from, or written to, at double the rate of traditional SDRAM semiconductors.

DDR2-SDRAM	Advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR-SDRAM semiconductors.

DDR3-SDRAM	DDR-SDRAM semiconductors that be read from, or written to, at a significantly higher rate than DDR2-SDRAM semiconductors.

DDR4-SDRAM	The next generation advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR3-SDRAM semiconductors.

Digital circuits	Circuits that perform binary arithmetic functions on data represented by a series of on/off states.

DRAM	Dynamic Random Access Memory. Devices that store a large volume of data and can read and write data freely. Because of their volatile characteristics, periodic re-writing of data is required to maintain memory information.

Foundries	Semiconductor manufacturing service providers that manufacture semiconductors based on their customers’ semiconductor designs.

Fabless	Manufacturers that outsource their entire production to external entities, instead of having their own manufacturing facilities.

Flash memory	Memory devices that electrically erase or write data freely. Devices with nonvolatile memory which is maintained even when the power is turned off.

GDDR	Graphics DDR. DDR memory standard specifically designed for use in RAM video cards.

Integrated circuit	An electric part made of a combination of many transistors on a silicon wafer.

LCD driver integrated circuits	Integrated circuits that operate LCD (Liquid Crystal Display).

Logic circuits	Circuits that perform binary arithmetic functions.

LPDDR	Low Power DDR memory.

LPDDR 2	DDR2 memory that has higher speed and lower power consumption than LPDDR.

LPDDR 3	DDR3 memory that has higher speed and lower power consumption than LPDDR2.

Memory circuits	Circuits that store data and programs.

MCP	Multi Chip Package. A package which combines multiple chips with different functions.

MCU	Micro Controller Unit. An integrated circuit that contains all necessary functions required for a small-scale computer system.

MPU	Microprocessor unit. A microprocessor that incorporates most or all of the functions of a computer’s central processing unit on a single integrated circuit.

NAND	A type of flash memory that is primarily used for data storage due to its large storage capability.

Per site processor architecture	Computing architecture that can control test functions, at each target device for testers that simultaneously measure multiple devices.

SDRAM	Synchronous Dynamic Random Access Memory—DRAM that is synchronized with the system bus.

SoC	System on a Chip. A chip that integrates functions, including logic, memory and signaling, that are conventionally executed with multiple chips and requires smaller space and significantly less electricity.

Scalable platform	Platform that can be optimally structured for small systems through to large systems, depending on the size/type of the target devices and the number of devices being measured simultaneously.

Test houses	Providers of semiconductor test services.

Test processor per pin architecture	Architecture which is able to perform test functions using sequencers mounted on a single pin.

Testing for KGD	Known Good Die. Testing for KGD is conducted to guarantee that semiconductor bare chips are in good quality.

TSV	(Through-Silicon Via) A technique for mounting semiconductors which are electronic components. Involves a vertical electrode passing through a silicon semiconductor chip.

4.C.	ORGANIZATIONAL STRUCTURE

As of June 1, 2012, Advantest had 11 Japanese subsidiaries, 18 overseas subsidiaries and one investee which is accounted for by the equity method. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

Name of Subsidiary	Country of Incorporation	Principal Activities
Advantest Laboratories Ltd.	Japan	Research and development of measuring and testing technologies

Japan Engineering Co., Ltd.	Japan	Development, manufacture and sales of Advantest’s products

Advantest Finance Inc.	Japan	Leasing Advantest’s products and sales of second-hand products

Advantest America, Inc.	U.S.	Development and sales of Advantest’s products

Advantest Europe GmbH	Germany	Development and sales of Advantest’s products

Advantest Taiwan Inc.	Taiwan	Sales of Advantest’s products

Advantest (Singapore) Pte. Ltd.	Singapore	Sales of Advantest’s products

Advantest Korea Co., Ltd.	Korea	Sales support of Advantest’s products

Advantest (Suzhou) Co., Ltd.	China	Sales support of Advantest’s products

*	Each of the subsidiaries listed above is a direct or indirect wholly-owned subsidiary of the Company.

4.D.	PROPERTY, PLANTS AND EQUIPMENT

Set forth below is a list of each of Advantest’s material properties, the use and location of the property and the approximate size of the property on which the facility is located.

Name	Location	Approximate Size (m2)	Use
Gunma R&D Center	Gunma, Japan	250,887	Research and development of semiconductor and component test systems and mechatronics systems

Saitama R&D Center	Saitama, Japan	56,978	Research and development for and manufacturing of mechatronics systems

Kitakyushu R&D Center	Fukuoka, Japan	5,461	Research and development of semiconductor and component test systems

Advantest Laboratory and Sendai Factory	Miyagi, Japan	66,904	Basic technology research, and research for and manufacturing of key devices installed in semiconductor and component test systems
Gunma Factory	Gunma, Japan	88,512	Manufacture of semiconductors and component test systems and test handlers

Gunma Factory 2	Gunma, Japan	93,112	Manufacture of semiconductor and component test systems and device interfaces

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

The following discussion and analysis of Advantest’s financial condition and results of operations should be read with “Key Information—Selected Financial Data” and the audited consolidated financial statements for fiscal 2009, 2010 and 2011 as well as the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

Advantest manufactures and sells semiconductor and component test systems and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

The Semiconductor and Component Test System Segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines in the Semiconductor and Component Test System Segment include test systems for memory semiconductors and non memory semiconductors. Test systems for non memory semiconductors include test systems for SoC semiconductors, test systems for LCD driver ICs and test systems for semiconductors used in car electronics. This business segment is the most important segment, accounting for 74.9% of Advantest’s net sales in fiscal 2011.

The Mechatronics System Segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. This business segment accounted for 14.6% of Advantest’s net sales in fiscal 2011.

The Services, Support and Others Segment consists of comprehensive customer solutions provided in connection with the Semiconductor and Component Test Systems and Mechatronics System Segments, support services, equipment lease business and others. This business segment accounted for 13.3% of Advantest’s net sales in fiscal 2011.

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

The business environment in which the Semiconductor and Component Test System Segment operates grew less than expected in fiscal 2011, and many semiconductor manufacturers adjusted supply levels downwards following the summer of 2011 as demand for products such as PCs and LCD televisions suffered a sharp downturn.

As a result, despite strong sales inquiries from customers for non memory semiconductors used in smartphones and tablet-type devices, the overall semiconductor test equipment market contracted in fiscal 2011. The drop in prices for DRAM semiconductors for computers was particularly significant, and most capital expenditure in memory semiconductor test systems was frozen.

Amidst these market conditions, Advantest has focused on expanding sales of non memory semiconductors such as application processors and CMOS image sensors. Advantest has also focused on maximizing the benefits of its acquisition of Verigy in July 2011, including enhancing Advantest’s product marketing to customers in the U.S. and Europe and tailoring products to meet the needs of customers in the communications semiconductor market.

As a result of the above, net sales of the Semiconductor and Component Test Systems Segment totaled ¥105,608 million in fiscal 2011, a 52.3% increase compared to that of fiscal 2010. For a detailed discussion of these factors, see “Information on the Company—Business Overview—Industry Overview.”

Performance of the test systems for the non memory semiconductor business in the Semiconductor and Component Test Systems Segment improved significantly, due to a number of large orders for microprocessor (MPU) test equipment. Against a backdrop of growth in the smartphone and tablet-type device, and with the added contribution of sales of Verigy products, which are strong in this area, sales of test systems for semiconductors such as application processors to be used for these devices grew solidly.

Performance of the test systems for the non memory semiconductor business in the Semiconductor and Component Test Systems Segment, however, continued to suffer, despite active capital investment in DRAM semiconductors for PCs from spring to early summer, as weaker demand later in the year in the PC market, which is a major source of revenue for DRAM semiconductors, forced manufacturers to cut back their DRAM capital investment programs.

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

Mechatronics System Segment

In the Mechatronics System Segment sales of scanning electron microscopes used for inspection of photo masks increased significantly against a backdrop of progress in semiconductor miniaturization.

Mainly as a result of the above, net sales of the Mechatronics System Segment totaled ¥20,616 million in fiscal 2011, an 11.3% increase compared to that of fiscal 2010.

Services, Support and Others Segment

In the Services, Support and Others Segment, Advantest has focused on maintenance services such as installation and repair of Advantest’s products and lease and rental services of its products as a part of Advantest’s effort to provide customers with comprehensive solutions. In fiscal 2011, net sales of the Services, Support and Others Segment expanded as a result of overall increased sales of test systems, as well as benefits from the integration with Verigy.

As a result of the above, net sales of the Services, Support and Others Segment totaled ¥18,807 million in fiscal 2011, a 32.8% increase compared to that of fiscal 2010.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥17,896 million and ¥21,197 million in fiscal 2009 and 2010, respectively. In fiscal 2011, as a result of the combination with Verigy, research and development expenses were ¥30,303 million. Consequently research and development expenses were 33.6%, 21.3% and 21.5% of net sales, in fiscal 2009, 2010 and 2011, respectively.

Personnel

As of March 31, 2012, Advantest had a total of 4,464 full-time employees, an increase of 1,301 persons, or 41.1%, compared to that of March 31, 2011. The result of this increase is primarily due to the acquisition of Verigy as a wholly-owned subsidiary of Advantest.

Advantest plans to continue its periodic recruitment of new graduates as part of its mid-to long-term growth strategy. Advantest expects that a majority of these new hires will join the Semiconductor and Component Test System Segment and Mechatronics System Segment to support the growth of Advantest’s businesses. Other new hires are expected to join Advantest’s maintenance support division or administrative divisions. The addition of these new hires may increase Advantest’s future selling, general and administrative expenses and its research and development expenses.

Currency Fluctuations

Advantest is affected to some extent by fluctuations in foreign currency exchange rates. Advantest is principally exposed to fluctuations in the value of the Japanese yen against the U.S. dollar and currencies of other countries where Advantest does business Advantest’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

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

Transaction risk is the risk that the currency structure of Advantest’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Advantest produces many of its products, including all semiconductor and component test systems, in Japan. A portion of the components and parts used in Advantest’s semiconductor and component test systems is purchased in currencies other than the Japanese yen, predominantly the U.S. dollar.

Advantest enters into foreign exchange forward contracts to reduce its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations against the Japanese yen, which in some years can be significant.

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. The strengthening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has the opposite effect. In fiscal 2009, the Japanese yen started from the high ¥90s to the dollar and strengthened gradually to the ¥80s to the dollar during the third quarter of the fiscal year, yet the Japanese yen depreciated to the low ¥90s to the dollar to the dollar toward the end of the fiscal year. In the first quarter of fiscal 2010, the Japanese yen started from the low ¥90s to the dollar and strengthened to the high ¥80s to the dollar and appreciated to the low ¥80s to the dollar during the second half of the fiscal year. Immediately after the Great East Japan Earthquake on March 11, 2011, the Japanese yen appreciated to the ¥70s to the dollar, but then depreciated to the low ¥80s to the dollar by the end of fiscal 2010. In fiscal 2011, the appreciation of the yen continued, going from the low ¥80s to the dollar to the high ¥70s to the dollar after the second quarter and at one point reaching the ¥76 mark in the third quarter, the highest level since World War II. However, by the end of the fiscal year, the Japanese yen had returned to the low ¥80s to the dollar.

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

Revenue Recognition

In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting guidance for revenue recognition under multiple-deliverable arrangements. The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements. The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available. The guidance was adopted by the Company and its subsidiaries in the first quarter 2011. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In October 2009, the FASB amended accounting guidance for software revenue recognition. This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements. It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance. The guidance was adopted by Advantest in the first quarter 2011. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

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

Multiple deliverables

Advantest’s revenue recognition policies provide that, when a sales arrangement contains multiple elements such as hardware and software products and services, Advantest allocates revenue to each element based on a selling price hierarchy and recognizes revenue when the criteria for revenue recognition have been met for each element. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price, if neither VSOE nor TPE is available.

Inventories

Advantest’s inventories consist of on-hand inventory, including inventory located at customer sites, and inventory that is on-order and subject to a contract that is non-cancelable. Advantest states its inventories at the lower of cost or market. Cost is determined using the average cost method. Advantest determines the market for finished goods by determining net realizable value and for raw materials by identifying replacement cost. Advantest reviews its inventories and determines the appropriate amount of any inventory write-downs periodically based on these reviews. Write-downs occur from the discontinuation of product lines, inventory in excess of estimated usage, the release of new products which renders inventory obsolete and declines in net realizable value of Advantest’s inventory leased to customers. Advantest recognizes inventory write-downs in cost of sales. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2012 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Advantest’s inventories increased by ¥6,343 million, or 27.0%, during fiscal 2011 to ¥29,836 million as of March 31, 2012 due to improvements in backlogs of orders and expansion of the business scale by integration with Verigy.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

On April 1, 2011, the Company and its domestic subsidiaries elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight line method.

The Company analyzed the sales mixture of memory and non-memory business to evaluate the future production requirements and pattern of benefit from utilizing its fixed assets. Based on this analysis, Advantest’s management believes that the straight line method of depreciation is preferable as it better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives, in light of product life cycles and current change in product mix to expand non-memory business. In accordance with Accounting Standards Codification (“ASC”) 250, “Accounting Changes and Error corrections”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle.

Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method reduced depreciation expense and resulted in decreases in loss before income taxes and equity in earnings of affiliated company and net loss by ¥560 million, respectively, for year ended March 31, 2012. Also basic net income per share and diluted net income per share decreased by ¥3.23, respectively, for year ended March 31, 2012.

The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for tools, furniture and fixtures.

Depreciation expense was ¥4,101 million, ¥3,977 million and ¥4,326 million for the fiscal years 2009, 2010 and 2011, respectively.

Impairment of Long-Lived Assets

Advantest evaluates the impairment of long-lived assets including certain identifiable intangibles with definite useful lives by reviewing for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In fiscal 2009 and 2010, Advantest did not incur impairment of long-lived assets. In fiscal 2011, Advantest recognized an impairment loss of ¥920 million on certain building and land asset that was reclassified as assets held for sale.

Business Combinations

Advantest allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired, including in-process research and development (“IPR&D”), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Advantest engages independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill and Intangible Assets

Advantest reviews goodwill and intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The provisions of the accounting standard for goodwill and other intangibles require that Advantest performs a two-step impairment test on goodwill. In the first step, Advantest compares the fair value of each reporting unit to its carrying value. Advantest’s reporting units are consistent with the reportable segments identified in Note 20 to the Consolidated Financial Statements. Advantest determines the fair value of its reporting units based on an income approach. Under the income approach, Advantest calculates the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and Advantest is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then Advantest must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then Advantest records an impairment loss equal to the difference.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows and risk-adjusted discount rates. Advantest bases its fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, Advantest makes certain judgments and assumptions in allocating corporate assets and liabilities to determine the carrying values for each of its reporting units.

Advantest’s annual goodwill impairment analysis indicated no impairments of goodwill. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment analysis, Advantest applied a hypothetical and approximate 10% decrease to the fair value of each reporting unit. As a result of the sensitivity analysis, as of March 31, 2012, Advantest does not have any reporting units that are at risk that the carrying amount of the reporting unit would reasonably likely exceed its fair value.

Intangible assets primarily consist of customer relationships, patented technologies, developed technologies and other intangible assets. Advantest has estimated the weighted average amortization period for the customer relationship, patented technologies and developed technologies to be 8 years, 9 years and 8 years, respectively. The weighted average amortization period for all intangible assets is approximately 8 years.

Trade Receivables

Advantest’s trade receivables, less allowance for doubtful accounts was ¥24,119 million as of March 31, 2012, as compared with ¥22,707 million as of March 31, 2011. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected.

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

At the end of fiscal 2011, Advantest increased its allowance for doubtful accounts to ¥483 million, an increase of ¥331 million from fiscal 2010. A reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the accounting period during which such collection takes place. Conversely, additional allowances may be necessary in the future if conditions in the industries of some of Advantest’s customers do not improve in the near-term.

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

Accrued warranty expenses were ¥2,129 million at March 31, 2012, an increase of ¥375 million from ¥1,754 million at March 31, 2011.

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

Advantest has recorded ¥143 million, ¥165 million and ¥583 million as stock-based compensation expense in fiscal 2009, 2010 and 2011, respectively.

Accrued Pension and Severance Cost

The Company and certain of its Japanese subsidiaries have unfunded retirement and severance plans (point-based benefits system). Under a point-based benefits system, the benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance. The Company and certain of its Japanese subsidiaries also have a defined benefit corporate pension plan covering substantially all employees. Under the cash balance pension plan, the benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance with a certain interest rate calculated based on the upper and lower limit of a market interest rate.

Certain overseas subsidiaries also have defined benefit pension plans covering substantially all of their employees. Benefits payable under the plans are based on employee compensation levels and years of service.

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

Pension related adjustments (net of tax) recognized in other comprehensive income (loss) for the year ended March 31, 2010, 2011 and 2012 were ¥1,566 million, (¥121 million), and (¥6,328 million), respectively. Pension related adjustments of (¥6,328 million) for the year ended March 31, 2012 were recognized due to the reduction of discount rate used to determine benefit obligations for Japanese plans and losses on plan assets.

Advantest has recorded ¥2,158 million, ¥1,911 million and ¥2,251 million as benefit cost in fiscal 2009, 2010 and 2011, respectively.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of valuation allowance. The valuation allowance in fiscal 2011 was decreased by 1,894 million primarily due to the reduction of the effective tax rate resulting from the tax reform in Japan. The net (decreases) increases in valuation allowance increased ¥3,274 million and ¥793 million for fiscal years 2009 and 2010, respectively.

As a result of acquisition Verigy on July 4, 2011, at March 31, 2011, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥53,480 million of which ¥30,352 million represents net operating loss (“NOL”). Advantest has also recorded a valuation allowance of ¥52,082 million, and as a result, net deferred tax assets were ¥1,398 million. At March 31, 2012, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥59,694 million of which ¥31,800 million represents NOL. Advantest has also recorded a valuation allowance of ¥50,188 million, and as a result, net deferred tax assets were ¥9,506 million. NOL carry forwards utilized were ¥2,421 million, ¥554 million and ¥25 million in fiscal years 2009, 2010 and 2011 respectively.

Although Advantest’s management believes that the amount of net deferred tax assets may be realized, this could change in the near term if estimates of future taxable income are revised and effect on the Company’s consolidated financial position and results of operations could be significant.

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

Plan assets

Plan assets are comprised principally of listed equity securities, pooled funds, hedge funds and investments in life insurance company’s general accounts. Listed equity securities are based on quoted market prices on the reporting date for those investments. Pooled funds and hedge funds are valued at their net asset values which are calculated by the sponsors of the funds. Investments in life insurance company’s general accounts are valued at conversion value.

Results of Operations—Fiscal 2011 Compared with Fiscal 2010

Net Sales

Advantest’s net sales increased by ¥41,414 million, or 41.6%, compared with fiscal 2010, to ¥141,048 million in fiscal 2011. This was primarily due to robust sales for test systems for non memory semiconductors and the integration with Verigy. It is estimated that the fluctuations in exchange rates during fiscal 2011 brought down Advantest’s net sales by ¥4,433 million in fiscal 2011.

The following is a discussion of net sales for Advantest’s Semiconductor and Component Test System, Mechatronics System and Services, Support and Others Segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2011, net sales of Advantest’s Semiconductor and Component Test System Segment accounted for 74.9% of total net sales. Net sales of Advantest’s Semiconductor and Component Test System Segment for fiscal 2011 increased by ¥36,275 million, or 52.3%, compared with fiscal 2010, to ¥105,608 million. It is estimated that fluctuations in exchange rates during fiscal 2011 brought down Advantest’s net sales in its Semiconductor and Component Test System Segment by ¥3,226 million.

Net sales of test systems for non memory semiconductors in fiscal 2011 increased by ¥40,378 million, or 102.7%, compared with fiscal 2010 to ¥79,695 million. This increase was mainly due to a steady growth in the sales of T2000 series test systems for SoC semiconductors and the addition of sales of Verigy’s V93000.

Net sales of test systems for memory semiconductors in fiscal 2011 decreased by ¥4,103 million, or 13.7%, compared with fiscal 2010 to ¥25,913 million. This decrease was mainly due to reduced inquiries for T5300 series front-end test systems which resulted from weaker demand for PCs which constrained new capital expenditures.

Mechatronics System Segment

Net sales of the Mechatronics System Segment including test handlers and device interfaces increased by ¥2,101 million, or 11.3%, compared to fiscal 2010 to ¥20,616 million in fiscal 2011. This increase was mainly due to a significant increase in the number of units sold for Multi Vision Metrology Scanning Electron Microscope testing system for photomasks, which benefited from the developments of semiconductor miniaturization.

Services, Support and Other Segment

Net sales of the Services, Support and Other Segment increased by ¥4,641 million, or 32.8%, compared with fiscal 2010 to ¥18,807 million in fiscal 2011, mainly due to a steady growth in sales of test systems, and the integration with Verigy. The main businesses in the Services, Support and Others Segment for fiscal 2011 were maintenance services and leasing and rentals.

Geographic Markets

Advantest experienced an increase of 41.6% in net sales in fiscal 2011, which was primarily due to the growth in sales in the Americas, Korea and Taiwan.

Net sales in Japan decreased by ¥6,303 million, or 28.1%, compared with fiscal 2010 to ¥16,095 million in fiscal 2011. This decrease was mainly due to demand for the T5300 series front-end test systems for mobile DRAM test systems, which had shown strong demand in fiscal 2010.

Net sales in the Americas increased by ¥20,464 million compared with fiscal 2010 to ¥29,742 million in fiscal 2011. This increase was mainly due to a steady growth in sales of the T2000 for MPU testers for major semiconductor manufacturers and the accounting for sales of Verigy’s V93000. It is estimated that fluctuations in exchange rates during fiscal 2011 brought down Advantest’s net sales in the Americas by approximately ¥1,232 million, primarily due to a continued Japanese yen appreciation against the U.S. dollar.

Net sales in Europe increased by ¥4,763 million compared to fiscal 2010 to ¥7,015 million in fiscal 2011. This increase was mainly due to increased sales of the T2000 for MPU testers. It is estimated that fluctuations in effect of changes in exchange rates during fiscal 2011 brought down Advantest’s net sales in Europe by approximately ¥285 million.

Net sales in Asia (excluding Japan) increased by ¥22,490 million, or 34.2%, compared with fiscal 2010 to ¥88,196 million in fiscal 2011. Net sales in Korea increased by ¥8,935 million, or 43.1%, compared with fiscal

2010. This increase was mainly due to increased capital expenditures in a variety of semiconductors for communication devices such as smartphones. Net sales in Taiwan increased by ¥5,756 million, or 26.4%, compared with fiscal 2010. This increase was mainly due to the accounting for sales of Verigy’s V93000. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) increased by ¥7,799 million, or 33.7%, compared with fiscal 2010. This increase resulted from increased sales of the T2000 for MPU testers. It is estimated that fluctuations in exchange rates during fiscal 2011 brought down Advantest’s net sales in Asia by approximately ¥2,769 million.

Advantest’s overseas sales as a percentage of total sales was 88.6% and 77.5% for fiscal 2011 and 2010, respectively.

Operating Expenses

In fiscal 2011, Advantest’s operating expenses increased by ¥46,688 million, or 49.9%, compared with fiscal 2010 to ¥140,211 million.

In fiscal 2011, cost of sales increased by ¥21,136 million, or 41.3%, compared to fiscal 2010 to ¥72,300 million. This increase was mainly due to a ¥41,414 million increase in net sales and the accounting for ¥3,532 million in one time costs associated with acquisition accounting for Verigy.

In fiscal 2011, research and development expenses increased by ¥9,106 million, or 43.0%, compared to fiscal 2010 to ¥30,303 million. This increase in research and development expenses was mainly due to increased costs for materials for future product development, increased payments for outsourced research, as well as increased personnel expenses and the accounting for ¥986 million in costs associated with the integration with Verigy.

In fiscal 2011, selling, general and administrative expenses increased by ¥16,446 million, or 77.7%, compared to fiscal 2010 to ¥37,608 million. This increase was mainly due to an increase in sales expenses resulting from increased net sales, an increase in personnel expenses and costs of ¥3,819 million applicable to the acquisition of Verigy.

Operating Income

In fiscal 2011, operating income decreased by ¥5,274 million, compared to fiscal 2010, to a profit of ¥837 million.

Other Income and Expenses

In fiscal 2011, interest and dividend income decreased by ¥3 million, or 0.9%, compared with fiscal 2010 to ¥323 million.

In fiscal 2011, interest expenses increased by ¥150 million compared with fiscal 2010 to ¥153 million. This increase was mainly due to financing from banks for the Verigy acquisition.

In fiscal 2011, impairment loss on investment securities increased by ¥1,742 million, compared with fiscal 2010 to ¥2,254 million.

In fiscal 2011, total other expense increased by ¥3,719 million, compared with fiscal 2010, to ¥4,279 million. This increase was mainly due to an increase in foreign currency exchange loss of ¥1,811 million compared with fiscal 2010 resulting in a loss of ¥2,319 million in fiscal 2011 which was caused by the continued appreciation of the Japanese yen against the U.S. dollar other than impairment losses on investment securities. Currency exchange profits/losses represent the difference between the value of foreign currency-denominated sales, translated at prevailing exchange rates, and either (i) the value of sales settled during the same fiscal year, including those settled using foreign exchange forward contracts, or (ii) the value of cash and cash equivalents, accounts receivable and payables outstanding remeasured at the exchange rate in effect as of March 31, 2012.

Income Taxes

In fiscal 2011, Advantest’s effective tax rate was 36.0%, while the tax rate for fiscal 2010 was 42.4%. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 40.4% for fiscal 2011. For a more detailed discussion on income taxes of Advantest in fiscal 2011 and fiscal 2010, see Note 14 to Advantest’s consolidated financial statements.

Net Income

In fiscal 2011, Advantest’s net income decreased by ¥5,358 million, compared to fiscal 2010, to a loss of ¥2,195 million.

Other Comprehensive Income (Loss)

In fiscal 2011, Advantest’s other comprehensive income (loss), net of tax, declined by ¥893 million compared to fiscal 2010, to a loss of ¥4,304 million. This decline was mainly due to an increase of ¥6,207 million in pension liability adjustments from a loss of ¥121 million in fiscal 2010 to a loss of ¥6,328 million in fiscal 2011.

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

This steady growth of test systems for memory and non memory semiconductors, led to an increase in demand for test handlers device interface products, which are used together with semiconductor and component test systems.

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

Income Taxes

In fiscal 2010, Advantest’s effective tax rate was 42.4%, as the Company did not record tax benefits on pretax losses; the tax rate for fiscal 2009 was 14.7%. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 40.4% for fiscal 2010. For a more detailed discussion on income taxes of Advantest in fiscal 2010 and fiscal 2009, see note 12 to Advantest’s consolidated financial statements.

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

Advantest’s cash and cash equivalents balance decreased by ¥17,105 million in fiscal 2011 to ¥58,218 million as of March 31, 2012. As of March 31, 2012, approximately 45% of Advantest’s cash and cash equivalents were held in Japanese yen.

Net loss in operating activities was ¥2,195 million. However, as a result of a decrease of ¥4,613 million in inventories and an adjustment of noncash items such as depreciation and amortization, net cash provided in operating activities was ¥12,302 million in fiscal 2011. Net cash provided in operating activities improved by ¥12,995 million in fiscal 2011 compared to ¥693 million in net cash used in operating activities in fiscal 2010. The main reason for the improvement in fiscal 2011 was an increase of ¥7,285 million in inventories in fiscal 2010 and a decrease of ¥4,613 million in inventories in fiscal 2011.

Net cash used in investing activities was ¥37,670 million in fiscal 2011. This amount was primarily attributable to payments in connection with the acquisition of Verigy in the amount of ¥57,145 million, payment for short-term investments in the amount of ¥14,387 million and proceeds from the sale of available-for-sale securities in the amount of ¥10,717 million. Compared to net cash used in investing activities in the amount of ¥5,828 million in fiscal 2010, the increase was ¥31,842 million, which was primarily due to the payments in connection with the Verigy acquisition in the amount of ¥57,145.

Net cash provided by financing activities was ¥9,887 million in fiscal 2011. Compared to net cash used in financing activities in the amount of ¥12,028 million in fiscal 2010, the increase was ¥21,915 million. This amount was primarily attributable to a net increase of ¥25,466 million in short term debt, which was offset by payments for redemption of senior convertible notes of the acquired subsidiary in the amount of ¥13,835 million.

Net effect of exchange rate changes on cash and cash equivalents was unfavorable by ¥1,624 million in fiscal 2011, an improvement of ¥943 million compared to fiscal 2010.

Advantest has various retirement and severance plans for employees, including non-contributory defined benefit retirement and severance plans consisting primarily of the Employees Provident Fund (“EPF”) plan. As mentioned in Note 17 to the consolidated financial statements, in the balance sheet as of March 31, 2012, the amount of ¥23,444 million has been recognized as accrued severance and pension costs. Advantest has contributed to the EPF plan in accordance with local statutory requirements. Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the EPF were ¥1,606 million in fiscal 2010 and ¥1,917 million in fiscal 2011. Advantest expects to contribute ¥1,825 million under the EPF in fiscal 2012.

In accordance with Advantest’s funding and treasury policy (including funding for capital expenditures), which is overseen and controlled by its Accounting Department, Advantest funds its cash needs through cash from operating activities and cash and cash equivalents on hand, and is able to procure funds as necessary by issuance of debt and equity securities in domestic and foreign capital markets and bank loans.

If conditions in the semiconductor industry, and thus the semiconductor and component test system industry, experience a downturn in the medium term, Advantest may need to fund future capital expenditures and other working capital needs through the incurrence of additional debt or dilutive issuances of equity securities.

Advantest obtained several short-term bank loans in connection with the Verigy acquisition in fiscal 2011. Furthermore, it issued ¥25.0 billion in Japan in unsecured bonds on May 25, 2012 and repaid short-term loans from banks.

Advantest has entered into agreements for committed lines of credit with several banks to ensure that necessary financing may be procured efficiently. The term of a commitment line agreement is three years and Advantest can elect to obtain a two year loan at the end of the term. A commitment line agreement generally has financial covenants. For Advantest, it is annually required to maintain certain minimum net asset levels. Also it is required to maintain a BBB- rating or above with Rating and Investment Information, Inc (R&I). Advantest’s unused commitment lines totaled ¥10.0 billion as of March 31, 2012. R&I’s issuer rating of Advantest as of March 31, 2012 is A.

5.C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

In order to support technology on the leading-edge, Advantest undertakes research and development initiatives to develop products which play a central role in the area of measuring technologies to support electronics, information and communications, and semiconductor manufacturing. Advantest’s research and development focuses on the development of new products and the improvement of existing products. In particular, in the Semiconductor and Component Test System Segment, a large and ongoing investment in research and development is necessary in order to maintain market competitiveness and to provide many types of products that meet the various needs of the customers. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥17.9 billion in fiscal 2009 and ¥21.2 billion in fiscal 2010. Due to integration with Verigy, Advantest’s expenditures for research and development were approximately ¥30.3 billion in fiscal 2011. Advantest employs over 1,000 engineers and other personnel in its research and development division.

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

Advantest has four research and development facilities in Japan, four in the U.S., three in the Europe and one in China.

Advantest promotes joint development efforts between its various research facilities to capitalize on the capabilities of its researchers worldwide. Advantest’s research and development team for semiconductor and component test systems in Japan works closely with Advantest research and development teams in the U.S. and Europe for the development of hardware and software.

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

As of March 31, 2012, Advantest had no material off-balance sheet arrangements.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as of March 31, 2012.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Short-Term Debt	¥25,000	¥25,000	¥—	¥—	¥—
Long-Term Debt, including current portion	—	—	—	—	—
Operating Leases	2,322	775	1,010	518	19
Contractual Obligations	3,770	3,770	—	—	—

Total Contractual Cash Obligations	¥31,092	¥29,545	¥1,010	¥518	¥19

The contractual cash obligation table excludes our long-term deferred tax liabilities because we cannot make a reliable estimate of the timing of cash payments. For details see Note 14, “Income Taxes.”

5.G.	SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	DIRECTORS AND SENIOR MANAGEMENT

Directors, Corporate Auditors and Executive Officers

Directors, corporate auditors and executive officers of the Company as of June 26, 2012 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Toshio Maruyama (April 17, 1948)	Chairman of the Board and Representative Director	4/1973	Joined Advantest Corporation
		6/1989	Director
		6/1995	Managing Director
		6/1999	Senior Managing Director
Senior Vice President, ATE Sales Group
		6/2001	Representative Director and President
		5/2003	Director, Environmental Management Center
		6/2003	Representative Director, President and COO
		6/2005	Representative Director, President and CEO
		5/2006	Director of the Association of Super-Advanced Electronics Technologies
		7/2008	SEMI Director (present position)
		3/2009	Senior Vice President, New Concept Product Initiative
		4/2009	Director, CSR & Environmental Affairs Promotion Center
		6/2009	Chairman of the Board and Representative Director (present position)
		7/2009	Director of Nippon Keidanren
		4/2011	Director of Japan Electronics and Information Technology Industries Association (present position)
		5/2011	Executive Director of Semiconductor Equipment Association of Japan
		3/2012	Executive Member of Nippon Keidanren (present position)
		5/2012	Vice Chairman of Semiconductor Equipment Association of Japan (present position)

Haruo Matsuno (February 14, 1960)	Representative Director, President and CEO	4/1984	Joined Advantest Corporation
		6/2006	Senior Vice President, Procurement Group
		6/2007	Senior Vice President, Procurement & Logistics Group
		1/2008	Senior Vice President, Production Group
		6/2008	Executive Officer
		6/2009	Representative Director, President and CEO (present position) Director, CSR & Environmental Affairs Promotion Center (present position)
		6/2010	Executive Vice President, New Concept Product Initiative (present position)

Naoyuki Akikusa (December 12, 1938)	Director	4/1961	Joined Fuji Communication Apparatus Mfg. Co., Ltd. (currently Fujitsu Limited)
		6/1988	Director, Fujitsu Limited

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/1991	Managing Director of Fujitsu Limited
		6/1992	Senior Managing Director, Fujitsu Limited
		6/1998	Representative Director and President, Fujitsu Limited
		6/2003	Representative Director and Chairman of the Board, Fujitsu Limited Corporate Auditor of FANUC LTD
		6/2005	Corporate Auditor of Advantest Corporation
		6/2006	Director, Advantest Corporation (present position)
		6/2008	Senior Executive Advisor and Director of Fujitsu Limited
		6/2010	Senior Executive Advisor of Fujitsu Limited (present position)

Yasushige Hagio	Director	4/1972	Assistant Judge, Tokyo District Court
(November 24, 1947)		4/1982	Judge, Tokyo District Court
		4/1998	Instructor, Legal Training and Research Institute
		12/2003	Chief of the Shizuoka District Court
		6/2004	Registered as an attorney-at-Law
Joined Seiwa Patent office & Law (present position)
		6/2006	Director, Advantest Corporation (present position)

Osamu Karatsu (April 25, 1947)	Director	4/1975	Joined Nippon Telegraph and Telephone Public Corporation
		6/1991	Executive Manager, LSI Laboratories, Nippon Telegraph and Telephone Corporation
		6/1997	Vice President and Director, Advanced Telecommunications Research Institute International
		4/1999	Principal Consultant, SRI Consulting K.K.
		4/2000	Chief Executive Director, SRI International, Japan
		6/2012	Director, Advantest Corporation (present position)

Shinichiro Kuroe (March 30, 1959)	Director, Managing Executive Officer Strategic Business	4/1981	Joined Advantest Corporation
		3/1998	Manager, 1st Product Development Department
		6/2000	Manager, Memory Tester Development Department
		6/2001	General Manager, Memory Tester Business Division
		4/2002	In Charge of Memory Tester Product, ATE Business Group
General Manager, 1st Memory Tester Business Division
		2/2003	General Manager, Memory Tester Business Division

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2005	Executive Officer
Vice President, Sales and Marketing Group
General Manager, Solution Business Division
		4/2007	General Manager, Soc Strategic Sales Team
		12/2007	General Manager, 1st SoC Tester Business Division
		6/2008	Senior Vice President, SoC Tester Business Group
		4/2009	Senior Vice President, Test System Business Group
General Manager, Memory Tester Business Division
		6/2009	Director, Managing Executive Officer (present position) Technology Development Group and Test System Business Group
		6/2010	Test System Business
General Manager, System Planning Division
		6/2011	Strategic Business (present position)
Executive Vice President, Strategic Business Unit (present position)

Sae Bum Myung (September 16, 1954)	Director, Managing Executive Officer Sales and Marketing	4/1989	Joined Advantest Corporation
		4/2004	Manager, International Sales Department 3
		6/2006	Representative Director and President, Advantest Korea Co., Ltd.
		6/2008	Executive Officer
Asia Sales, Sales and Marketing Group
		4/2009	Leader, Korea Account Sales Initiatives
		6/2011	Director, Managing Executive Officer (present position)
Sales and Marketing (present position)
Executive Vice President, Sales and Marketing Group (present position)

Hiroshi Nakamura (December 4, 1957)	Director, Managing Executive Officer Corporate Administration	4/1981	Joined Advantest Corporation
		6/1998	Manager, Business Accounting Department, Corporate Affairs Group
		6/2002	Manager, Accounting Department, Corporate Affairs Group
		6/2006	Executive Officer
Vice President, Corporate Affairs Group
		6/2007	Senior Vice President, Financial Group Senior Director, Accounting Department
		6/2008	Vice President, Corporate Administration Group General Manager, Accounting and Finance Division
		6/2009	Managing Executive Officer
		6/2010 6/2012	Executive Vice President, Corporate Administration Group (present position) Director, Managing Executive Officer (present position) Corporate Administration (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Yuichi Kurita (July 28, 1949)	Standing Corporate Auditor	4/1973	Joined Fujitsu Limited
		3/2001	Joined Advantest Corporation
		10/2001	General Manager, Investor Relations Office
		4/2002	Manager, Finance Department
		6/2003	Executive Officer
Vice President, Corporate Affairs Group
		6/2004	Vice President, Corporate Affairs Group (overseeing Finance) Senior Vice President, Corporate Relations Group
		6/2005	Senior Vice President, Corporate Planning Group
		11/2006	Director, e-Shuttle, Inc. (present position)
		6/2007	Director, Managing Executive Officer Corporate Affairs
		6/2008	Corporate Administration
Senior Vice President, Corporate Administration Group
Assistant Director (Administration), Environmental Management Center In Charge of Corporate Ethics Office
		4/2009	Assistant Director (Administration), CSR & Environmental Affairs Promotion Center
		6/2009	Corporate Planning and Administration
		6/2010	Director, Senior Executive Officer
Corporate Auditor, Tera Probe, Inc.
		6/2012	Standing Corporate Auditor (present position)

Akira Hatakeyama (December 20, 1950)	Standing Corporate Auditor	4/1973	Joined Advantest Corporation
		5/1995	General Manager, ATE Engineering and Manufacturing Division
		4/2001	Representative Director, President and CEO, Japan Engineering Co., Ltd.
		6/2005	Executive Officer
		6/2008	Advisor
		6/2011	Standing Corporate Auditor (present position)

Megumi Yamamuro (March 8, 1948)	Corporate Auditor	4/1974	Assistant Judge, Tokyo District Court
		4/1984	Judge, Tokyo District Court
		4/1988	Instructor, Legal Training and Research Institute
		4/1997	Judge, Tokyo High Court
		7/2004	Registered as an attorney-at-Law
Joined CAST Law P.C. (currently URYU & ITOGA) (present position)
		10/2004	Professor, The University of Tokyo Graduate School of Law and Politics
		6/2005	Corporate Auditor, Fujitsu Limited (present position)
		6/2006	Corporate Auditor, Advantest Corporation (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2009	Corporate Auditor, NIFTY Corporation (present position)
		10/2010	Professor, The University of Nihon Graduate School of Law (present position)

Masamichi Ogura (June 30, 1946)	Corporate Auditor	4/1969	Joined Fujitsu Limited
		6/2000	Director, Fujitsu Limited
		6/2002	Managing Executive Officer, Fujitsu Limited
		4/2003	Senior Executive Officer, Fujitsu Limited
		6/2003	Director, Senior Executive Officer, Fujitsu Limited
		6/2004	Corporate Auditor, Fujitsu General Limited (present position)
		6/2006	Vice President and Representative Director, Fujitsu Limited
		6/2008	Standing Corporate Auditor, Fujitsu Limited (present position)
		6/2011	Corporate Auditor, Advantest Corporation (present position)

Yoshiaki Yoshida (February 8, 1958)	Managing Executive Officer	4/1999	Joined Advantest Corporation
Director, Advantest Finance Inc.
		6/2000	Representative Director, Advantest Finance Inc.
		6/2006	Executive Officer
		6/2007	Vice President, Corporate Planning Group
		6/2008	Executive Vice President, Corporate Planning Group (present position)
		3/2009	Senior Vice President (Officer), New Concept Product Initiative (present position)
		6/2009	Managing Executive Officer (present position)
6/2010 4/2012 6/2012

Senior Vice President, Launch Planning Group for Certification Association

Leader, Power Device Enabling Group (present position)

Assistant Director (Administration), CSR & Environmental

Affairs Promotion Center (present position)

Masao Shimizu (February 24, 1953)	Managing Executive Officer System Solution Business	4/1973	Joined Advantest Corporation
		4/2000	General Manager, SoC Tester Business Division
		6/2001	Director
		4/2002	General Manager, 1st SoC Tester Business Division
		6/2003	Executive Officer
		6/2004	Vice President, ATE Business Group (overseeing SoC Tester product)
		4/2005	Senior Vice President, 1st Test System Business Group
		6/2006	Senior Vice President, DI Business Group
General Manager, DI Business Division
		6/2007	Director, Fujitsu Interconnect Technologies Limited (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		4/2009	Vice President (DI), System Solution Business Group
General Manager, DI Business Division
		6/2009	General Manager, DI Solution Business Division Senior Vice President, System Solution Business Group General Manager, CE Support Division
		6/2010	Managing Executive Officer (present position)
System Solution Business (present position)
		6/2011	Executive Vice President, System Solution Group

Hideaki Imada	Managing	4/1978	Joined Advantest Corporation
(April 19, 1955)	Executive Officer	4/2002	General Manager, 2nd SoC Tester Business Division
		2/2003	Leader, OAI Business Initiatives
		6/2003	Executive Officer
Vice President, ATE Sales Group
		4/2004	Vice President, Sales and Marketing Group
		6/2004	Vice President, Sales and Marketing Group (overseeing OAI)
		4/2005	Senior Vice President, 2nd Test System Business Group
General Manager, Product Design Initiatives 2
General Manager, Memory Tester Business Division
		6/2008	Senior Vice President, Memory Tester Business Group
		4/2009	Vice President (SE), System Solution Business Group
		6/2009	Executive Vice President, Production Group (present position)
		6/2011	Managing Executive Officer (present position)

Yasuhiro Kawata	Executive Officer	4/1974	Joined Advantest Corporation
(October 5, 1953)		6/2001	General Manager, ATE Product Engineering Division
		4/2002	General Manager, 2nd Memory Tester Business Division
		2/2003	General Manager, 2nd SoC Tester Business Division, ATE Business Group
		6/2005	Executive Officer (present position)
General Manager, 2nd SoC Tester Business Division, 1st Test System Business Group
		5/2007	Senior Vice President, Cost Planning Group
General Manager, Cost Planning Division
		6/2008	Executive Vice President, Quality Assurance Group (present position)
General Manager, Quality Assurance Division

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Assistant Director (Technology), Environmental Management Center
		4/2009	Assistant Director (Technology), CSR & Environmental Affairs Promotion Center (present position)

Takashi Sugiura	Executive Officer	4/1979	Joined Advantest Corporation
(March 8, 1957)		9/1998	Manager, ATE Global Marketing Department
		6/2001	Manager, ATE SoC Solution Business Department
		10/2001	General Manager, Product Design Initiatives
		6/2002	General Manager, ATE Product Design Initiatives
		2/2003	General Manager, Product Design Initiatives
		6/2005	General Manager, Product Design Initiatives 1
Executive Officer (present position)
		6/2006	Senior Vice President, FA Business Group General Manager, Handler Division
		6/2009	Vice President, Corporate Administration Group
General Manager, Legal and Intellectual Property Division
		4/2010	General Manager, Launch Planning Group for Certification Association
		7/2010	Executive Vice President, Field Service Group (present position)

Takashi Sekino	Executive Officer	4/1982	Joined Advantest Corporation
(May 30, 1957)		4/1998	Manager, 1st R&D Department, ATE Technology Division
		6/1998	Manager, 2nd R&D Department, ATE 1st Technology Division
		6/2001	Manager, 3rd R&D Department, ATE 1st Technology Division
		11/2001	General Manager, ATE 1st Technology Division
		4/2005	General Manager, 1st Technology Division
		6/2006	Executive Officer (present position)
Vice President, Technology Development Group
		5/2007	Senior Vice President, Technology Development Group
		6/2009	General Manager, 3rd Technology Division
		6/2011	Executive Vice President, ATE Unit Development Group (present position)

Soichi Tsukakoshi	Executive Officer	4/1983	Joined Advantest Corporation
(February 1, 1960)		4/2008	General Manager, Strategic Sales Division
		6/2008	Executive Officer (present position)
Senior Vice President (Officer), Sales and Marketing Group
		1/2010	Leader, Domestic Account Sales Initiatives

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2012	Senior Vice President, Sales Division 1 Senior Vice President (Officer), Production Group (present position)

Josef Schraetzenstaller (June 16, 1957)	Executive Officer	11/1996	Joined Advantest (Europe) GmbH (currently Advantest Europe GmbH)
		10/1997	Prokurist, Advantest (Europe) GmbH (currently Advantest Europe GmbH)
		4/2000	Managing Director, Advantest (Europe) GmbH (currently Advantest Europe GmbH)
		6/2008	Executive Officer, Advantest Corporation (present position)
Europe Sales, Sales and Marketing Group
		4/2009	Leader, EU Account Sales Initiatives
		4/2012	Managing Director (CEO), Advantest Europe GmbH (present position)

R. Keith Lee (December 15, 1955)	Executive Officer	8/1984	Joined Takeda Riken America, Inc. (currently Advantest America, Inc.)
		7/1996	General Manager, Custom Design Engineering, Advantest America, Inc.
		1/2004	Chairman of the Board, President and CEO, Advantest America, Inc.
Director, President and CEO, Advantest America Corporation (Holding Co.)
		6/2008	Executive Officer, Advantest Corporation (present position)
America Sales, Sales and Marketing Group
		4/2009 4/2012	Leader, US Account Sales Initiatives Director, President and CEO, Advantest America, Inc. (Present position)

Makoto Nakahara	Executive Officer	4/1983	Joined Advantest Corporation
(July 23, 1959)		5/2002	Director, Chief Executive Officer and President, Advantest America Measuring Solutions, Inc.
		11/2006	Manager, Development Purchasing & Innovative Procurement Planning Department, Procurement Group
		1/2008	Manager, 1st Purchasing department, Production Group
		1/2010	General Manager, Global Marketing Division
		6/2011	Executive Officer (present position)
		1/2012	Senior Vice President (Officer), Strategic Business Unit Senior Vice President (Officer), Sales and Marketing Group (present position)
		4/2012	Division Manager, Sales Division 2 (present position)

Toshiyuki Okayasu	Executive Officer	4/1987	Joined Advantest Corporation
(June 2, 1962)		6/2007	Manager, 5th R&D Department, 1st Technology Division
		6/2009	Vice President, Technology Development Group General Manager, 2nd Technology Division

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2011	Executive Officer (present position)
Executive Vice President, ATE System Development Group (present position)

Hans-Juergen Wagner (January 19, 1960)	Executive Officer	1/1985 6/2006 7/2011	Joined Hewlett-Packard Company Vice President, Verigy Germany GmbH Executive Officer (present position) EVP, SOC Products, Verigy Ltd.

		10/2011	Chairman of the Board, President and CEO, Verigy Ltd.
		4/2012	Managing Director (R&D, CTO), Advantest Europe GmbH (present position)

Yih-Neng Lee	Executive Officer	11/1983	Joined Hewlett-Packard Company
(June 23, 1958)		8/2005	VP and GM, Asia Sales Operation, Verigy (Shanghai) Co., Ltd.
		4/2012	Managing Director (CEO), Advantest (Singapore) Pte. Ltd. (present position)
		6/2012	Executive Officer (present position)

CH Wu	Executive Officer	7/1984	Joined Philips Electronic Taiwan Inc.
(February 26, 1961)		12/1990	Joined Advantest Taiwan Inc.
		6/2006	CEO, Advantest Taiwan Inc. (present position)
		6/2012	Executive Officer (present position)

Kazuhiro Yamashita	Executive Officer	4/1984	Joined Advantest Corporation
(December 18, 1961)		10/2011	Principal, Global Marketing, Strategic Business Unit
		6/2012	Executive Officer (present position) Executive Vice President, System Solution Group (present position)

Kenji Sato	Executive Officer	4/1985	Joined Yokogawa-Hewlett-Packard Company
(May 2, 1962)		6/2006	Representative Director and President, Verigy (Japan) K.K.
		4/2012	Joined Advantest Corporation Senior Vice President, Sales Division 1, Sales and Marketing Group (present position)
		6/2012	Executive Officer (present position) Senior Vice President (Officer), Sales and Marketing Group (present position)

None of the persons listed above was selected as director, corporate auditor or executive officer pursuant to an arrangement or understanding with Advantest’s major shareholders, customers, suppliers or others. There are no family relationships between any of the persons listed above.

6.B.	COMPENSATION

Executive Compensation

The aggregate amount of compensation of all of the Company’s directors and corporate auditors was approximately ¥590 million during fiscal 2011. Of the foregoing, the aggregate amount of compensation for the Company’s directors (outside corporate directors excluded) was ¥494 million (¥278 million in fixed compensation, ¥101 million in bonus and ¥115 million in qualifying stock options), ¥57 million for the Company’s corporate auditors (outside corporate auditors excluded) (¥38 million in fixed compensation,

¥14 million in bonus and ¥5 million in qualifying stock options) and ¥39 million for outside directors and outside corporate auditors (¥29 million in fixed compensation and ¥10 million in qualifying stock options). The amount of compensation for Director Toshio Maruyama was ¥124 million (¥68 million in fixed compensation, ¥26 million in bonus and ¥30 million in qualifying stock options). The amount of compensation for Director Haruo Matsuno was ¥110 million (¥56 million in fixed compensation, ¥24 million in bonus and ¥30 million in qualifying stock options).

Compensation for directors and corporate auditors was authorized by resolutions of the general meeting of shareholders on June 27, 2007 and to the extent compensation is within the authorized range, further authorization is not required. For a description of the Company’s equity-based compensation plans, see “—Share Ownership.”

The amounts of compensation for directors and corporate auditors set forth above includes fixed compensation paid to two directors and two auditors who retired from their positions as of the closing of the 69th ordinary general meeting of shareholders, which was held on June 24, 2011.

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

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2010, March 31, 2011 and March 31, 2012. The increase of the number of employees as of March 31, 2012 is primarily due to the acquisition of Verigy as a wholly-owned subsidiary of Advantest.

	As of March 31,
	2010	2011	2012
Full-Time Employees	3,151	3,163	4,464
By Category of Activity:
Administrative	358	321	444
Sales	246	256	475
Customer Support	731	700	1,123
Manufacturing	579	674	829
Research and Development	1,139	1,121	1,510
Other	98	91	83
By Geographic Location:
Japan	2,413	2,404	2,504
Asia (excluding Japan)	400	409	816
Americas	173	183	585
Europe	165	167	559

Most regular employees of the Company and its subsidiaries in Japan are members of one of the four labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

During the fiscal years ended March 31, 2010, 2011 and 2012, Advantest had an annual average of 217, 223 and 279 temporary employees, respectively.

6.E.	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of the Company as of March 31, 2012 of each of the Company’s directors, corporate auditors and executive officers as of March 31, 2012 and of directors, corporate auditors and executive officers newly elected in June, 2012.

Name of Record/Beneficial Owner	Number of Shares
Toshio Maruyama	160,162
Haruo Matsuno	143,472
Naoyuki Akikusa	20,766
Yasushige Hagio	21,807
Yuichi Kurita	101,114
Shinichiro Kuroe	86,635
Sae Bum Myung	72,000
Yuri Morita	27,858
Akira Hatakeyama	20,652
Megumi Yamamuro	20,724
Masamichi Ogura	5,000
Hiroshi Nakamura	81,004
Yoshiaki Yoshida	76,928
Masao Shimizu	72,000
Hideaki Imada	73,146
Yasuhiro Kawata	61,151
Takashi Sugiura	75,748
Takashi Sekino	64,775
Soichi Tsukakoshi	61,508
Josef Schraetzenstaller	60,000
R. Keith Lee	60,000
Makoto Nakahara	26,480
Toshiyuki Okayasu	26,230
Hans-Juergen Wagner	30,000
Osamu Karatsu	0
Yih-Neng Lee	12,000
CH Wu	20,000
Kazuhiro Yamashita	4,000
Kenji Sato	6,000

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of the Company.

The number of shares owned by the Company’s directors, corporate auditors and executive officers include options that are currently exercisable for 1,401,000 shares of the Company’s common stock. For a description of these options, see “Stock Option Plan” below. The number of shares of common stock owned by the Company’s directors, corporate auditors and executive officers reflects the number of shares that are owned through the director and corporate auditor stock ownership association and allocated to an individual director, corporate auditor or executive officer. For a description of this association, see “—Stock Ownership Associations.” For a description of the unit share system, see “Additional Information—The Unit Share System.”

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in June 2008, June 2009, June 2010, June 2011, July 2011 and June 2012, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, corporate auditors, executive officers and employees of

Advantest. The shareholders of the Company also approved the compensation amount of stock acquisition rights to be granted as stock options to directors and corporate auditors of the Company. The following table shows selected information related to these stock options.

	Twentieth series	Twenty-first series	Twenty-second series
Date of grant	July 10, 2008	July 10, 2008	April 1, 2009
Number of shares to be issued/ delivered	182,000	522,000	12,000
Issuance price per unit (100 shares)	¥36,900	¥0	¥0
Exercise price per share	¥2,653	¥2,653	¥2,653
Beginning of exercise period	April 1, 2009	April 1, 2009	May 1, 2009
End of exercise period	March 31, 2013	March 31, 2013	March 31, 2013
Number of directors, corporate auditors and executive officers of the Company	13	15	0
Number of other employees	0	174	8

	Twenty-third series	Twenty-fourth series	Twenty-fifth series
Date of grant	July 10, 2009	July 12, 2010	July 12, 2011
Number of shares to be issued/ delivered	338,000	308,000	988,000
Issuance price per unit (100 shares)	¥41,700	¥53,500	¥49,600
Exercise price per share	¥1,844	¥2,089	¥1,529
Beginning of exercise period	April 1, 2010	April 1, 2011	April 1, 2012
End of exercise period	March 31, 2014	March 31, 2015	March 31, 2016
Number of directors, corporate auditors and executive officers of the Company	25	23	23
Number of other employees	0	0	228

	Twenty-sixth series	Twenty-seventh series
Date of grant	August 16, 2011	July 12, 2012
Number of shares to be issued/ delivered	658,000	2,542,000
Issuance price per unit (100 shares)	¥26,100	to be determined
Exercise price per share	¥1,529	to be determined
Beginning of exercise period	April 1, 2012	April 1, 2013
End of exercise period	March 31, 2016	March 31, 2017
Number of directors, corporate auditors and executive officers of the Company	5	28
Number of other employees	55	325

The Company acquired Verigy on July 2011. As one of the conditions precedent to such acquisition, the Company has assumed the stock options which had been granted by Verigy to the directors and employees of Verigy and its subsidiaries at the time of the acquisition, and has granted them stock options with terms and conditions that are substantively the same as those under which the relevant stock options were granted by Verigy. The Board of Directors of the Company on July, 2011 has passed a resolution to grant to the directors and employees of Verigy and its subsidiaries the stock options to be issued by the Company. The following table shows selected information related to these stock options.

Plan first ~ Plan eighty-ninth
Date of grant	July 20, 2011
Number of shares to be issued/ delivered	2,387,046 (total 89 types of stock options)
Issuance price per unit (100 shares)	¥4 ~ ¥854
Exercise price per share	$7.84 ~ $34.76
Beginning of exercise period	July 20, 2011
End of exercise period	July 29, 2011 ~ January 31, 2018
Number of directors, corporate auditors and executive officers of the Company	0
Number of other employees	386 (total 89 types of stock options)

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

Stock Ownership Associations

The Company’s director and corporate auditor stock ownership association is a partnership formed by the current and former directors, executive officers and corporate auditors of the Company for the purpose of acquiring the Company’s shares of common stock. Only current directors, executive officers and corporate auditors and company advisors that formerly were directors, corporate auditors and executive officers of the Company may join the director and corporate auditor stock ownership association. The Company established its director and corporate auditor stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of a single unit, to that member. As of March 31, 2012, 23 current and former directors, executive officers, corporate auditors and company advisors were members of the director, executive officer and corporate auditor stock ownership association, and the association held 34,416 shares of the Company’s common stock. The Company also has an employee stock ownership association for other employees in Japan. As of March 31, 2012, the association had 557 members and held 457,816 shares of the Company’s common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	MAJOR SHAREHOLDERS

As of March 31, 2012, 173,271,380 shares of the Company’s common stock were outstanding. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	20,142,792	10.09%
The Bank of Tokyo-Mitsubishi UFJ, Ltd., and its related entities	16,240,791	8.14%
Sumitomo Mitsui Trust Bank, Limited and its related entities	14,536,300	7.28%
Nomura Securities Co., Ltd. and its related entities	10,074,023	5.05%

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

The number of shares owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities held or were deemed to hold beneficially, as of December 12, 2011, 16,240,791 shares of the Company’s common stock.

The number of shares owned by Sumitomo Mitsui Trust Bank, Limited and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that Sumitomo Mitsui Trust Bank, Limited and its related entities held or were deemed to hold beneficially, as of April 13, 2012, 14,536,300 shares of the Company’s common stock.

The number of shares owned by Nomura Securities Co., Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan which state that Nomura Securities Co., Ltd. and its related entities held or were deemed to hold beneficially, as of April 13, 2012, 10,074,023 shares of the Company’s common stock.

Based on information made publicly available on or after April 1, 2009, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities	July 27, 2009	10,034,102	5.03%	4,535,136	14,569,238	7.30%
J.P.Morgan Securities Ltd. and its related entities	December 15, 2009	—	—	—	10,712,896	5.37%
Nomura Securities Co., Ltd. and its related entities	January 29, 2010	10,171,766	5.10%	(3,061,933)	7,109,773	3.56%
J.P.Morgan Securities Ltd. and its related entities	May 31, 2010	10,712,896	5.37%	(1,490,751)	9,222,145	4.62%
J.P.Morgan Whitefriars Inc. and its related entities	July 30, 2010	—	—	—	10,007,937	5.01%
Manning & Napier Advisors, Inc.	August 3, 2010	—	—	—	10,019,910	5.02%
J.P.Morgan Whitefriars Inc. and its related entities	September 15, 2010	10,007,937	5.01%	(1,153,468)	8,854,469	4.44%
Manning & Napier Advisors, Inc.	November 9, 2010	10,019,910	5.02%	2,168,660	12,188,570	6.11%
Manning & Napier Advisors, Inc.	March 10, 2011	12,188,570	6.11%	2,085,577	14,274,147	7.15%
The Sumitomo Trust and Banking Co., Ltd. and its related entities	April 15, 2011	—	—	—	13,703,400	6.87%
Manning & Napier Advisors, Inc.	May 27, 2011	14,274,147	7.15%	2,436,500	16,710,647	8.37%
Manning & Napier Advisors, Inc.	August 15, 2011	16,710,647	8.37%	(2,569,120)	14,141,527	7.09%
Manning & Napier Advisors, Inc.	August 18, 2011	14,141,527	7.09%	(2,044,900)	12,096,627	6.06%
Manning & Napier Advisors, Inc.	August 23, 2011	12,096,627	6.06%	(2,440,100)	9,656,527	4.84%
Nomura Securities Co., Ltd. and its related entities	April 13, 2012	—	—	—	10,074,023	5.05%

As of March 31, 2012, the Company had 173,271,380 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for the Company’s ADSs, as of March 31, 2012, 720,843 shares of the Company common stock were held in the form of ADRs and there were three ADR holders of record in the U.S. According to the Company’s register of shareholders, as of March 31, 2012, there were 51,373 holders of common stock of record worldwide. As of March 31, 2012, there were 82 record holders of the Company’s common stock with addresses in the U.S., whose shareholdings represented 7.6% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of the Company’s shares of common stock entitles the holder to any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B.	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells products to and purchases parts from Fujitsu Limited, which owns approximately 12% of the voting rights of Advantest, and its subsidiaries. Advantest sells products to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥1,847 million in fiscal 2011 from the sale of products to Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥6,155 million in fiscal 2011. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥459 million as of March 31, 2012. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥2,653 million as of March 31, 2012 Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Akikusa, a Director of the Company since 2006, currently serves as a Senior Executive Advisor of Fujitsu Limited. Mr. Yamamuro, a Corporate Auditor of the Company since 2006, currently serves as a corporate auditor of Fujitsu Limited. Mr. Ogura, a Corporate Auditor of the Company since 2011, currently serves as a full-time standing corporate auditor of Fujitsu Limited.

Loans

As of March 31, 2012, the Company has no outstanding loans to its directors and executive officers.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2008	5,770	2,070	48.47	19.45
2009	3,100	996	29.71	10.82
2010	2,615	1,423	28.07	15.14
2011	2,516	1,179	26.89	15.86
2012	1,663	671	19.95	8.89

Financial quarter ended/ending
June 30, 2010	2,516	1,860	26.89	20.58
September 30, 2010	2,020	1,571	22.72	18.87
December 31, 2010	1,916	1,456	22.68	18.32
March 31, 2011	1,924	1,179	22.90	15.86
June 30, 2011	1,663	1,387	19.95	17.17
September 30, 2011	1,591	802	19.36	10.38
December 31, 2011	970	718	12.23	9.25
March 31, 2012	1,323	671	15.99	8.89

Month ended
December 31, 2011	899	718	11.30	9.25
January 31, 2012	882	671	11.43	8.89
February 29, 2012	1,186	837	14.20	11.34
March 31, 2012	1,323	1,047	15.99	13.08
April 30, 2012	1,349	1,104	16.69	13.78
May 31, 2012	1,386	1,040	17.22	13.44

9.B.	PLAN OF DISTRIBUTION

Not applicable.

9.C.	MARKETS

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

General

The Company’s authorized number of shares to be issued is 440,000,000 shares. The number of the Company’s issued share capital as of March 31, 2012, including treasury shares, was 199,566,770. All of the issued shares are fully paid and non-assessable.

The Company’s share registration agent is Tokyo Securities Transfer Agent Co., Ltd., located at 6-2, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan. The shares have no par value.

On June 27, 2012, the Company changed its share registration agent to Mitsubishi UFJ Trust and Banking Corporation, located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan.

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

The material contracts entered into by the Company during the two years preceding this filing, which were not entered into in the ordinary course of business are as follows:

On March 28, 2011, Advantest and Verigy agreed to a business combination of the two companies. For more details of the contract, see Item 19 “EXHIBITS”-4.1 “IMPLEMENTATION AGREEMENT BY AND BETWEEN ADVANTEST CORPORATION AND VERIGY LTD.” On July 4, 2011, the Company acquired all outstanding ordinary shares of Verigy for US$15.00 per share in cash.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the

Shares) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), other than any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2013, and (ii) as a general rule, 15% for dividends due and payable on or after January 1, 2014. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned 20% withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain, Sweden and Russia, and 10% for portfolio investors under the income tax treaty with, among others, France, the U.K., India, Australia, China, Pakistan, Vietnam, Poland, Romania, the Netherlands, Switzerland and the United States.

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

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is entitled to a reduced rate or exemption from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of, or exemption from, Japanese withholding tax on payment of dividends on the Shares by the Company is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through the Company to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the Company’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

Gains derived from the sale of the Shares or ADSs outside Japan by a non-resident Holder holding such Shares or ADSs as a portfolio investor are, in general, not subject to Japanese income tax or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

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

Based on current estimates of its income and assets, the Company does not believe that it will be a PFIC for its current taxable year, and intends to continue its operations in such a manner that it will not become a PFIC in the future. However, because the PFIC determination is made annually at the close of the taxable year, the

Company can provide no assurance that it will not become a PFIC in the current or any future taxable year due to changes in its asset or income composition, a decrease in the price of its Shares (which is used as a measure of goodwill as an active asset) or for other reasons. If the Company becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Shares or ADSs and on certain “excess” distributions (generally distributions in excess of 125% of the average distribution over a three-year period, or, if shorter, the holding period for the Shares or ADSs). In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from the Company will not be eligible for the reduced U.S. federal income tax rates applicable to dividends described above if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year. The Company will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year. If a U.S. Holder holds Shares or ADSs in any taxable year in which the Company is a PFIC, such U.S. Holder generally will be required to file an information statement or form specified by the U.S. Department of the Treasury with the U.S. Internal Revenue Service IRS in each year that the Company is a PFIC.

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

Foreign Currency Exchange Rate Risk

The tables below summarize information as of March 31, 2012 and March 31, 2011 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Korean won, and forward contracts. The information in each table is presented in Japanese yen equivalents, which is the Company’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2012 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥23,913	¥3,920	¥927	¥1,220
Accounts receivable	8,822	169	486	974
Accounts payables and accruals	(7,105)	(290)	(162)	(444)

	As of March 31, 2011 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥26,680	¥5,646	¥1,512	¥1,281
Accounts receivable	12,711	171	1,256	439
Accounts payables and accruals	(1,628)	(387)	(306)	(223)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2012 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥1,852
Accounts receivable	1,003
Accounts payables and accruals	(885)

As of March 31, 2011 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥189
Accounts receivable	162
Accounts payables and accruals	(12)

Foreign Exchange Contracts

Advantest uses foreign exchange forward contracts and currency options to manage currency exposure, resulting from changes in foreign currency exchange rates, on planned foreign currency transactions and trade receivables. Foreign exchange contracts have terms of a year. Foreign exchange forward contracts are presented by the notional balances with weighted average exchange rates. All of the foreign exchange forward contracts outstanding as of March 31, 2012 and March 31, 2011 are listed below.

	As of March 31, 2012
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell Euro/receive Japanese yen	¥1	¥(0)	¥108.66
To sell Japanese yen/receive Euro	234	1	¥109.18
To sell U.S. dollars/receive Euro	206	6	$1.3001
To sell Euro/receive U.S. dollars	10	(0)	$1.3072
To sell U.S. dollars/receive Singapore dollars	482	14	$0.7719

Total	¥933	¥21

	As of March 31, 2011
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell Euro/receive Japanese yen	¥123	¥(6)	¥112.28
To sell Japanese yen/receive Euro	399	22	111.41
To sell U.S. dollars/receive Euro	67	3	1.3641
To sell Euro/receive U.S. dollars	19	(1)	1.3747

Total	¥608	¥18

Interest Rate Risk

Advantest has no long-term debt obligations as of March 31, 2011 and March 31, 2012.

Securities Value Risk

The table below shows the acquisition price and fair value of securities that Advantest holds as of March 31, 2012 and March 31, 2011. Advantest does not hold or issue financial commodities with the purpose to trade. Advantest holds equity or debt securities as available-for-sale securities.

	As of March 31, 2011		As of March 31, 2012
	Acquisition Price	Fair Value	Acquisition Price	Fair Value
	(in millions)
Marketable Securities	¥4,309	¥5,608	¥3,422	¥5,479

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	DEBT SECURITIES

Not applicable.

12.B.	WARRANTS AND RIGHTS

Not applicable.

12.C.	OTHER SECURITIES

Not applicable.

12.D.	AMERICAN DEPOSITARY SHARES

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

Fees and Other Payments Made by the Depositary to the Company

The Depositary has agreed to reimburse certain reasonable expenses of the Company related to the Company’s ADR program and incurred by the Company in connection with the ADR program. In fiscal 2011, the Company received the following payments from JPMorgan Chase Bank, N.A., as depositary of the Company’s ADS.

Category of Expenses (Direct Payments)	Amount Reimbursed for FY2011
Listing fees	US$	38,000.00
Investor relations	US$	50,000.00

Total	US$	88,000.00

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Advantest performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2012. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Advantest files, or submits, under the Exchange Act is accumulated and communicated to its management including the chief executive officer and principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer. Advantest’s disclosure and controls and procedures provide reasonable assurance that its objectives will be met. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer have concluded that Advantest’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Advantest’s management assessed the effectiveness of the company’s internal control over financial reporting as of March 31, 2012. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of March 31, 2012, Advantest’s internal control over financial reporting was effective based on those criteria.

Ernst & Young ShinNihon LLC, Advantest’s independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2012. This report appears in Item 18.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

This report appears in Item 18.

(d)	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC served as the Company’s independent registered public accounting firm for fiscal 2009, 2010 and 2011. The audited financial statements for these fiscal years are included in the respective year’s annual report filed on Form 20-F.

The chart below sets forth the aggregate fees for professional services and other services rendered to Advantest by Ernst & Young ShinNihon LLC and its member firms in fiscal 2010 and 2011.

	Fiscal 2010	Fiscal 2011
	(in millions)
Audit Fees(1)	¥279	¥372
Audit-Related Fees(2)	39	2
Tax Fees(3)	15	42
All Other Fees(4)	—	0

Total	¥333	¥416

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth Advantest’s purchases of its common stock during fiscal 2011:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
2011
April 1 – April 30	98	¥1,501	N/A	N/A
May 1 – May 31	35	1,513	N/A	N/A
June 1 – June 30	108	1,432	N/A	N/A
July 1 – July 31	24	1,454	N/A	N/A
August 1 – August 31	20	1,206	N/A	N/A
September 1 – September 30	48	878	N/A	N/A
October 1 – October 31	48	878	N/A	N/A
November 1 – November 30	94	833	N/A	N/A
December 1 – December 31	352	770	N/A	N/A

2012
January 1 – January 31	72	704	N/A	N/A
February 1 – February 29	N/A	N/A	N/A	N/A
March 1 – March 31	N/A	N/A	N/A	N/A

Total	899	¥ 998	N/A	N/A

1	All purchases are made through repurchase of shares constituting less than one unit, which is 100 shares of common stock, or through repurchase of shares pursuant to a resolution of Board of Directors. The purchase of shares that are a fraction of a unit are made in accordance with the provisions of the Company’s share handling regulations. The Company is required to comply with such requests pursuant to the Company Law. See “Additional Information—Memorandum and Articles of Association—The Unit Share System.”
2	The Company can repurchase its shares through stock exchanges where the Company’s shares are listed or pursuant to a takeover bid when there is a resolution of Board of Directors in accordance to Article 41 of the Articles of Incorporation.

ITEM 16F.    CHANGE IN REGISTRAINT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices between the Company and U.S. Companies Listed on the New York Stock Exchange

Pursuant to home country practices exemptions granted by the New York Stock Exchange, or the NYSE, the Company is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The SEC approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies in November 2003, as further amended in November 2004. The Company is exempted from the approved changes, except for requirements that (a) the Company’s board of corporate auditors satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 as amended, or the Exchange Act, (b) the Company must disclose significant differences in the corporate governance practices followed by the Company as compared to those followed by domestic companies under the NYSE listing standards, (c) the Company’s CEO must notify the NYSE of any non-compliance with (a) and (b), and (d) the Company must submit annual and interim written affirmations to the NYSE. The Company’s corporate governance practices and those followed by domestic companies under the NYSE listing standards, or NYSE Corporate Governance, have the following significant differences:

1. Directors. The Company currently has three outside directors on its Board of Directors. Unlike NYSE Corporate Governance, the Company Law of Japan and related legislation (hereinafter in Item 16G., the “Company Law”), do not require Japanese companies with boards of corporate auditors such as the Company to have any outside directors on its Board of Directors. While NYSE Corporate Governance requires that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, the Company currently has no non-management director on its Board of Directors. Unlike NYSE Corporate Governance, the Company Law does not require, and accordingly the Company does not have, an internal corporate organ or committee comprised of only outside directors.

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

ITEM 16H.    MINE SAFETY DISCLOSURE

None.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Advantest Corporation

We have audited the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advantest Corporation and subsidiaries at March 31, 2011 and 2012, and the consolidated results of its their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Advantest Corporation and its domestic subsidiaries elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight line method, effective April 1, 2011.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Advantest Corporation’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2012 expressed an unqualified opinion.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 27, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Advantest Corporation

We have audited Advantest Corporation and subsidiaries’ internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Advantest Corporation and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Advantest Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2012 and our report dated June 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 27, 2012

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2011 and 2012

	Yen (Millions)
	2011	2012
Assets
Current assets:
Cash and cash equivalents	¥75,323	58,218
Short-term investments	12,651	—
Trade receivables, net	22,707	24,119
Inventories	23,493	29,836
Other current assets	2,995	6,522

Total current assets	137,169	118,695

Investment securities	7,432	5,929
Property, plant and equipment, net	31,878	34,206
Intangible assets, net	874	15,794
Goodwill	645	36,496
Other assets	2,314	8,106

Total assets	¥180,312	219,226

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2011 and 2012

	Yen (Millions)
	2011	2012
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	¥11,729	15,659
Short term debt	—	25,000
Accrued expenses	7,329	12,068
Accrued warranty expenses	1,754	2,129
Customer prepayments	1,740	2,228
Other current liabilities	1,955	3,288

Total current liabilities	24,507	60,372
Accrued pension and severance costs	14,069	23,444
Other liabilities	3,604	3,858

Total liabilities	42,180	87,674
Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	40,628	42,280
Retained earnings	183,009	179,081
Accumulated other comprehensive income (loss)	(18,270)	(22,574)
Treasury stock, 26,294,819 shares in 2011 and 26,295,390 shares in 2012, at cost	(99,598)	(99,598)

Total stockholders’ equity	138,132	131,552

Total liabilities and stockholders’ equity	¥180,312	219,226

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2010, 2011 and 2012

	Yen (Millions)
	2010	2011	2012
Net sales	¥53,225	99,634	141,048
Cost of sales	27,297	51,164	72,300

Gross profit	25,928	48,470	68,748

Research and development expenses	17,896	21,197	30,303
Selling, general and administrative expenses	19,671	21,162	37,608

Operating income (loss)	(11,639)	6,111	837

Other income (expense):
Interest and dividend income	579	326	323
Interest expense	(4)	(3)	(153)
Impairment losses on investment securities	(316)	(512)	(2,254)
Other, net	1,454	(371)	(2,195)

Total other income (expense)	1,713	(560)	(4,279)

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(9,926)	5,551	(3,442)

Income taxes (benefit)	1,457	2,352	(1,240)
Equity in earnings (loss) of affiliated company	(71)	(36)	7

Net income (loss)	¥(11,454)	3,163	(2,195)

	Yen
	2010	2011	2012
Net income (loss) per share:
Basic	¥(64.09)	18.03	(12.67)
Diluted	(64.09)	18.03	(12.67)

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years ended March 31, 2010, 2011 and 2012

	Yen (Millions)
	2010	2011	2012
Comprehensive income (loss)
Net income (loss)	¥(11,454)	3,163	(2,195)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(2,614)	(3,231)	1,422
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) arising during the year	742	(311)	(216)
Less reclassification adjustments for net gains (losses) realized in earnings	34	252	818

Net unrealized gains (losses)	776	(59)	602
Pension related adjustment	1,566	(121)	(6,328)

Total other comprehensive income (loss)	(272)	(3,411)	(4,304)

Total comprehensive income (loss)	¥(11,726)	(248)	(6,499)

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2010, 2011 and 2012

	Yen (Millions)
	2010	2011	2012
Common stock
Balance at beginning of year	¥32,363	32,363	32,363
Changes in the year	—	—	—

Balance at end of year	32,363	32,363	32,363

Capital surplus
Balance at beginning of year	40,320	40,463	40,628
Changes in the year—Stock options	143	165	1,652

Balance at end of year	40,463	40,628	42,280

Retained earnings
Balance at beginning of year	194,848	181,606	183,009
Changes in the year
Net income (loss)	(11,454)	3,163	(2,195)
Cash dividends	(1,787)	(1,760)	(1,733)
Sale of treasury stock	(1)	(0)	(0)

Total changes in the year	(13,242)	1,403	(3,928)

Balance at end of year	181,606	183,009	179,081

Accumulated other comprehensive income (loss)
Balance at beginning of year	(14,587)	(14,859)	(18,270)
Changes in the year—Other comprehensive income (loss), net of tax	(272)	(3,411)	(4,304)

Balance at end of year	(14,859)	(18,270)	(22,574)

Treasury stock
Balance at beginning of year	(89,328)	(89,331)	(99,598)
Changes in the year
Purchases of treasury stock	(4)	(10,267)	(1)
Sale of treasury stock	1	0	1

Total changes in the year	(3)	(10,267)	0

Balance at end of year	(89,331)	(99,598)	(99,598)

Total stockholders’ equity
Balance at beginning of year	163,616	150,242	138,132
Changes in the year
Net income (loss)	(11,454)	3,163	(2,195)
Other comprehensive income (loss), net of tax	(272)	(3,411)	(4,304)
Cash dividends	(1,787)	(1,760)	(1,733)
Stock options	143	165	1,652
Purchases of treasury stock	(4)	(10,267)	(1)
Sale of treasury stock	0	0	1

Total changes in the year	(13,374)	(12,110)	(6,580)

Balance at end of year	¥150,242	138,132	131,552

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2010, 2011 and 2012

	Yen (Millions)
	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	¥(11,454)	3,163	(2,195)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,314	4,209	6,838
Deferred income taxes	(148)	425	(3,663)
Stock option compensation expense	143	165	583
Impairment losses on investment securities	316	512	2,254
Changes in assets and liabilities, net of effect of acquisition:
Trade receivables	(5,457)	(7,645)	616
Inventories	(6,942)	(7,285)	4,613
Trade accounts payable	6,525	1,146	902
Accrued expenses	(1,126)	2,540	39
Accrued warranty expenses	(8)	(1,040)	164
Customer prepayments	24	1,276	(1,815)
Accrued pension and severance costs	1,386	225	975
Other	(5,319)	1,616	2,991

Net cash provided by (used in) operating activities	(17,746)	(693)	12,302

Cash flows from investing activities:
(Increase) decrease in short-term investments	13,881	(2,446)	14,387
Proceeds from sale of available-for-sales securities	2	6	10,717
Acquisition of subsidiary, net of cash acquired	—	—	(57,145)
Decrease of other investment in equity method investee	—	—	620
Proceeds from sale of property, plant and equipment	287	12	89
Purchases of property, plant and equipment	(2,798)	(3,138)	(5,931)
Purchases of intangible assets	(215)	(323)	(329)
Other	(333)	61	(78)

Net cash provided by (used in) investing activities	10,824	(5,828)	(37,670)

Cash flows from financing activities:
Increase (decrease) in short term debt	—	—	25,466
Redemption of senior convertible notes of acquired subsidiary	—	—	(13,835)
Purchases of treasury stock	(4)	(10,268)	(1)
Dividends paid	(1,796)	(1,760)	(1,729)
Other	(3)	0	(14)

Net cash provided by (used in) financing activities	(1,803)	(12,028)	9,887

Net effect of exchange rate changes on cash and cash equivalents	(291)	(2,567)	(1,624)

Net change in cash and cash equivalents	(9,016)	(21,116)	(17,105)

Cash and cash equivalents at beginning of year	105,455	96,439	75,323

Cash and cash equivalents at end of year	¥96,439	75,323	58,218

Supplemental data:
Cash paid during the year for:
Income taxes	¥1,083	1,412	3,267
Interest	10	4	153

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

(c) Cash Equivalents

Cash equivalents consist of deposits and certificates of deposit with an original maturity of three months or less from the date of purchase. Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Short-term investments

Short-term investments consist of time deposit with fixed maturities greater than three months and Japanese money trusts with fixed maturities of three months, which are carried at cost, based on the characteristics of its fixed maturities, fixed interest rates, restriction of early redemption and non negotiability. The Japanese money trusts amounted to ¥12,000 million at March 31, 2011. There is no balance for the Japanese money trusts at March 31, 2012.

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

(g) Investment Securities

Investment securities consist of debt securities, marketable and non-marketable equity securities. Fair value is determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.

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

On April 1, 2011, the Company and its domestic subsidiaries elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight line method.

The Company analyzed the sales mixture of memory and non-memory business to evaluate the future production requirements and pattern of benefit from utilizing its fixed assets. Based on this analysis, Advantest management believes that the straight line method of depreciation is preferable as it better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives, in light of product life cycles and current change in product mix to expand non-memory business. In accordance with Accounting Standards Codification (“ASC”) 250, “Accounting Changes and Error corrections”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle.

Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method reduced depreciation expense and resulted in decreases in loss before income taxes and equity in earnings of affiliated company and net loss by ¥560 million, respectively, for year ended March 31, 2012. Also basic net income per share and diluted net income per share decreased by ¥3.23, respectively, for year ended March 31, 2012.

The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for tools, furniture and fixtures.

(j) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment.

Business combinations are accounted for using the acquisition method. Advantest allocates the purchase price to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition, including intangible assets that can be identified and named. The purchase price in excess of the fair value of the net assets is recorded as goodwill. Acquisition costs are expensed as incurred.

Intangible assets consist of customer relationships, patented technologies, developed technologies and other intangible assets. Advantest has estimated the weighted average amortization period for the customer relationship, patented technologies and developed technologies to be 8 years, 9 years and 8 years, respectively. The weighted average amortization period for all intangible assets is approximately 8 years.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(k) Impairment of Long-Lived Assets

Advantest reviews impairment of long-lived assets including certain identifiable intangibles with definite useful lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such circumstances, if the carrying value of the asset is less than the estimated undiscounted cash flows expected to be generated by the asset or asset group, Advantest recognizes an impairment loss. The impairment loss recognized is the amount by which the carrying amount of the asset or asset group exceeds the fair value.

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

(n) Revenue Recognition

In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting guidance for revenue recognition under multiple-deliverable arrangements. The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements. The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available. The guidance was adopted by the Company and its subsidiaries (collectively, “Advantest”) in the first quarter 2011. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In October 2009, the FASB amended accounting guidance for software revenue recognition. This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements. It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance. The guidance was adopted by Advantest in the first quarter 2011. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

General

Advantest recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Multiple Deliverables

Advantest’s revenue recognition policies provide that, when a sales arrangement contains multiple elements, such as hardware and software products and services, Advantest allocates revenue to each element based on a selling price hierarchy and recognizes revenue when the criteria for revenue recognition have been met for each element. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available.

(o) Shipping and Handling Costs

Shipping and handling costs totaled ¥741 million, ¥929 million and ¥1,409 million for the years ended March 31, 2010, 2011 and 2012, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(p) Research and Development Expenses

Research and development costs are expensed as incurred.

(q) Advertising Costs

Advertising costs totaled ¥80 million, ¥104 million and ¥178 million for the years ended March 31, 2010, 2011 and 2012, respectively, and are expensed as incurred.

(r) Stock-Based Compensation

Advantest applies the fair-valued-based method of accounting for stock-based compensation and recognizes stock-based compensation expense in the consolidated statements of operations. The cost of employee services

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Foreign exchange gains (losses) were ¥1,072 million, (¥508) million and (¥2,319) million for the years ended March 31, 2010, 2011 and 2012, respectively.

(w) Use of Estimates

Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Significant items subject to such estimates and assumptions include valuation of trade receivables, inventories, goodwill, long-lived assets and deferred tax assets, various accruals such as accrued warranty expenses, and assets and obligations related to employees retirement and severance plans. Actual results could differ from those estimates.

(x) New Accounting Standards

In June 2011, the FASB amended the accounting guidance for the presentation of comprehensive income. This new guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and provides the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued its standard to defer the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in the new standard on the presentation of comprehensive income. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2012. Other than enhanced disclosures, the adoption of the guidance is not expected to have a material impact on its consolidated results of operations and financial condition.

In September 2011, the FASB amended the accounting guidance for testing goodwill for impairment. This new guidance gives entities the option to perform the two-step process only if they first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount and conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2012. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition but does not expect to have a material impact.

(y) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(2) Business Combinations

On July 4, 2011, Advantest acquired all outstanding ordinary shares of Verigy Ltd. (collectively “Verigy”), for US$15.00 per share in cash. Verigy became a wholly-owned subsidiary of Advantest. In addition, as part of the consideration in the acquisition, Advantest assumed the obligation for stock options which had been granted by Verigy to certain directors and employees.

Summary of the total purchase price is as follows.

Yen (Millions)
Cash paid	77,661
Assumed stock options	1,068

Total purchase price	78,729

Acquisition-related costs for the year ended March 31, 2012 were ¥1,285 million. These costs are included in “Selling, general and administrative expenses” in the consolidated statements of operations. Acquisition related costs incurred in periods prior to March 31, 2011 were ¥656 million.

Verigy has historically been strong in the non-memory tester and research and development markets in North America and Europe. The complementary strengths in products, customer base, research and development, sales and service are expected to enhance combined company’s competitiveness in the global market. The acquisition will allow Advantest to provide more and better diversified solutions to its customers in the semiconductor test equipment sector.

This acquisition was accounted for using the acquisition method.

The table below summarizes the allocation of the purchase price based on the fair value of assets acquired and liabilities assumed as follows.

Yen (Millions)
Assets acquired and liabilities assumed
Cash and cash equivalents	20,516
Trade receivable, net	2,104
Inventories	11,013
Property, plant and equipment	3,316
Intangible assets	16,899
Goodwill	35,140
Other assets	20,145
Trade accounts payable	(3,136)
Other liabilities	(27,268)

Net assets acquired	78,729

Purchase Price	78,729

Goodwill recognized is attributable primarily to expected synergies from combining operations of Verigy and Advantest. None of the goodwill is expected to be deductible for income tax purposes.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Net Sales and loss before income taxes of Verigy that are included in the consolidated statements of operations for the year ended March 31, 2012 are ¥27,449 million and ¥5,181 million, respectively.

The following represents the unaudited pro forma results of operations of Verigy for the years ended March, 2011 and 2012, as if the acquisition of Verigy had occurred on April 1, 2010. The pro forma information does not necessarily reflect the actual results of operations had the acquisition been consummated at April 1, 2010, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements, cost synergies or other operating efficiencies that could result from the acquisition (other than those realized subsequent to the July 4, 2011 acquisition date).

	Yen (Millions)
	Year ended March 31, 2011	Year ended March 31, 2012
Pro forma net sales	146,704	149,916
Pro forma income (loss) before income taxes	(2,599)	(1,862)

The pro forma result for the year ended March 31, 2011 includes an increase in cost of sales by ¥3,804 million due to the acquired inventory fair value adjustment and amortization expense related to intangible assets of ¥2,792 million.

(3) Trade Receivables

Trade receivables at March 31, 2011 and 2012 were as follows:

	Yen (Millions)
	2011	2012
Notes	¥2,021	157
Accounts	20,838	24,445

	22,859	24,602
Less allowance for doubtful accounts	152	483

	¥22,707	24,119

(4) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended March 31, 2010, 2011 and 2012 were as follows:

	Yen (Millions)
	2010	2011	2012
Balance at beginning of year	¥585	246	152
Provision for (reversal of) allowance	(255)	(90)	331
Amounts written off	(84)	(4)	—

Balance at end of year	¥246	152	483

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5) Inventories

Inventories at March 31, 2011 and 2012 were composed of the following:

	Yen (Millions)
	2011	2012
Finished goods	¥5,681	8,318
Work in process	12,243	11,303
Raw materials and supplies	5,569	10,215

	¥23,493	29,836

(6) Property, Plant and Equipment

Property, plant and equipment at March 31, 2011 and 2012 were composed of the following:

	Yen (Millions)
	2011	2012
Land	¥16,138	14,035
Buildings	28,156	24,383
Machinery and equipment	14,638	20,595
Tools, furniture and fixtures	14,130	14,216
Construction in progress	42	363

	73,104	73,592
Less accumulated depreciation	41,226	39,386

	¥31,878	34,206

Depreciation expense was ¥4,101 million, ¥3,977 million and ¥4,326 million for the years ended March 31, 2010, 2011 and 2012, respectively.

(7) Goodwill and Intangible Assets

The components of intangible assets excluding goodwill at March 31, 2011 and 2012 were as follows:

	Yen (Millions)
	2011		2012
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets subject to amortization:
Software	¥2,338	1,698	¥2,704	1,998
Customer relationships	—	—	2,227	215
Patented technologies	—	—	4,365	389
Developed technologies	—	—	6,238	603
In-process technologies	—	—	1,726	—
Other	54	44	1,690	175

Total	¥2,392	1,742	¥18,950	3,380

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Intangible assets not subject to amortization at March 31, 2011 and 2012 were insignificant.

Aggregate amortization expense for the years ended March 31, 2010, 2011 and 2012 was ¥213 million, ¥232 million and ¥2,512 million, respectively. Estimated amortization expense for the next five years ending March 31 is ¥2,392 million in 2013, ¥2,227 million in 2014, ¥2,157 million in 2015, ¥1,927 million in 2016, and ¥1,817 million in 2017, respectively.

Goodwill at March 31, 2010 and 2011 was ¥645 million. Goodwill was related to the semiconductor and component test system segment. Changes in the carrying amount of goodwill for the year ended March 31, 2012 were as follows:

	Yen (Millions)
	2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Total
Balance at beginning of year	¥645	—	—	645
Acquisition of Verigy	20,844	—	14,296	35,140
Translation adjustments	422	—	289	711

Balance at end of year	21,911	—	14,585	36,496

Advantest performed its annual impairment test for goodwill at the reporting unit level and identified no impairments at March 31, 2010, 2011 and 2012.

(8) Investment Securities

Marketable equity securities are classified as available-for-sale securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2011 and 2012 were as follows:

	Yen (Millions)
	2011
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥4,309	1,455	156	5,608

	Yen (Millions)
	2012
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥3,422	2,248	191	5,479

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Equity securities consist primarily of stocks issued by Japanese listed companies.

No proceeds from the sale of available-for-sale securities and no gross gains and losses were realized on the sale of available-for-sale securities for the year ended March 31, 2010. Proceeds from the sale of available-for-sale securities and gross realized gains on the sale of available-for-sale securities for the year ended March 31, 2011 were insignificant. No losses were realized on the sale of available-for-sale securities for the year ended March 31, 2011. Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sales securities for the year ended March 31, 2012 were ¥10,717 million and ¥19 million. Gross realized losses on the sale of available-for-sale securities for the year ended March 31, 2012 were insignificant.

Net realized gains and losses of the sale of available-for-sale securities are based on the averaged cost method and are included in “other income (expense)” in the consolidated statements of operations.

For the years ended March 31, 2010, 2011 and 2012, Advantest recognized impairment losses of ¥57 million, ¥426 million and ¥1,259 million, respectively, on available-for-sale securities, which were considered other-than-temporarily impaired and wrote them down to the fair value.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2011 and 2012, were as follows:

	Yen (Millions)
	2011
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥2,019	130	237	26

	Yen (Millions)
	2012
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥825	178	179	13

Advantest maintains non-marketable equity securities, which are recorded at cost. The carrying amounts of non-marketable equity securities were ¥1,824 million and ¥450 million at March 31, 2011 and 2012, respectively. Advantest had not estimated the fair value of other non-marketable equity securities aggregating ¥1,812 million and ¥50 million at March 31, 2011 and 2012, respectively, since it was not practicable to estimate the fair value of the investments due to the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that had impairment indicators were

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

evaluated to determine whether the investments were impaired and the impairment, if any, was other than temporary. For the years ended March 31, 2010, 2011 and 2012, non-marketable equity securities with a purchase cost of ¥376 million, ¥98 million and ¥1,395 million were written down to their estimated fair values of ¥117 million, ¥12 million and ¥400 million, resulting in other-than-temporary impairment charges of ¥259 million, ¥86 million and ¥995 million, respectively, which were included in impairment losses on investment securities in the accompanying consolidated statements of operations.

(9) Derivative Financial Instruments

Advantest uses derivative instruments primarily to manage exposures to foreign currency. The primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. The program is not designated for trading or speculative purposes. Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations. Advantest generally does not require or place collateral for these derivative financial instruments.

In accordance with U.S. GAAP, Advantest recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. Changes in fair value of the derivatives are recorded as cost of sales, operating expenses, other income (expense), or as accumulated other comprehensive income (loss).

Cash Flow Hedges

Advantest uses forward contracts designated as cash flow hedges to hedge a portion of future forecasted purchases in Singapore dollar and Euro. Changes in the fair value of derivatives that do not qualify for hedge accounting treatment, as well as the ineffective portion of hedges, if any, are recognized in the consolidated statement of operations. The effective portion of the foreign exchange gain (loss) is reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity and is reclassified into the consolidated statement of operations when the hedged transaction affects earnings. Changes in fair value of foreign exchange contracts due to changes in time value are excluded from the assessment of effectiveness and are recognized in earnings. If the transaction being hedged fails to occur, or if a portion of any derivative is deemed to be ineffective, Advantest will recognize the gain (loss) on the associated financial instrument in other income (expense) in the consolidated statement of operations. Advantest did not have any ineffective hedges during the periods presented. There were no outstanding forward contracts in place that hedged future purchases at March 31, 2011 and 2012.

Derivatives not designated as hedging instruments

Other derivatives not designated as hedging instruments consist primarily of forward contracts to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2011 and 2012. The notional amounts of outstanding forward contracts for foreign currency purchases were approximately ¥142 million and ¥653 million, and the outstanding forward contracts for foreign currency sales were ¥466 million and ¥280 million at March 31, 2011 and 2012, respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Fair Value of Derivative Contracts

There were no derivatives designated as hedging instruments at March 31, 2011 and 2012. Fair values of derivatives not designated as hedging instruments at March 31, 2011 and 2012 were as follows:

Derivatives not designated as hedging instruments

	Yen (Millions)
	March 31, 2011		March 31, 2012
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥24	Other current assets	21

Liabilities
Foreign exchange contracts	Other current liabilities	¥6	Other current liabilities	0

Effect of derivative instruments on the consolidated statements of operations

Derivatives designated as hedging instruments

There was no gain (loss) recognized in other comprehensive income (loss) and reclassified from accumulated other comprehensive income into cost of sales and operating expenses for the years ended March 31, 2010 and 2011. Amounts of gain (loss) recognized in other comprehensive income (loss) (for the effective portions) and reclassified from accumulated other comprehensive income into cost of sales and operating expenses for the year ended March 31, 2012 were as follows:

	Yen (Millions)
	2012
	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location	Gain (loss) reclassified from accumulated OCI into earnings (effective portion)
Foreign exchange contracts	¥(55)	Cost of Sales	¥30

		Operating Expenses	25

Derivatives not designated as hedging instruments

The effects of derivatives not designated as hedging instruments on the consolidated statements of operations for the years ended March 31, 2010, 2011 and 2012 were as follows:

	Location of gain (loss) recognized in income on derivatives	Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
		2010	2011	2012
Foreign exchange contracts	Other income (expense)	¥361	223	630

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Fair Value Measurement

Disclosure about the fair value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2011 and 2012. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	2011		2012
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥5,608	5,608	¥5,479	5,479
Foreign exchange contracts	24	24	21	21

Financial liabilities:
Foreign exchange contracts	6	6	0	0

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities. The carrying amounts of foreign exchange contracts are included in other current assets and other current liabilities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investments, trade receivables, trade accounts payable, short term debt, accrued expenses and customer prepayments: The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities: The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.

Foreign exchange contracts: The fair value of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

Fair Value Hierarchy

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Assets / Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2011 and 2012, carrying amount of assets and liabilities that were measured at fair value on a recurring basis by level was as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2011
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale equity securities	¥5,608	5,608	—	—
Foreign exchange contracts	24	—	24	—

Total assets measured at fair value	5,632	5,608	24	—

Liabilities
Foreign exchange contracts	6	—	6	—

Total liabilities measured at fair value	¥6	—	6	—

		Yen (Millions)
		Fair Value Measurements at March 31, 2012
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale equity securities	¥5,479	5,479	—	—
Foreign exchange contracts	21	—	21	—

Total assets measured at fair value	5,500	5,479	21	—

Liabilities
Foreign exchange contracts	0	—	0	—

Total liabilities measured at fair value	¥0	—	0	—

Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities. Changes in fair value of foreign exchange contracts are recorded as cost of sales, operating expenses, other income (expense), or as other comprehensive income (loss).

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in the Level 3 assets and liabilities measured on a recurring basis for the years ended March 31, 2011 and 2012 were as follows:

	Yen (Millions)
	2011
	Debt Securities	Total

Balance at beginning of year	¥411	411
Translation adjustments	(43)	(43)
Transfers out of Level 3	(368)	(368)

Balance at end of year	¥—	—

	Yen (Millions)
	2012
	Debt Securities	Total
Balance at beginning of year	¥—	—
Acquisition of Verigy	1,685	1,685
Sales	(1,649)	(1,649)
Translation adjustments	(36)	(36)

Balance at end of year	¥—	—

During the year ended March 31, 2011, debt securities that were redeemable at the option of Advantest were transferred out of Level 3 due to a conversion into non-marketable common stocks.

Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis

As of March 31, 2011 and 2012, carrying amount of assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the years ended March 31, 2011 and 2012, was as follows:

		Yen (Millions)			Total gains (losses) for the year ended March 31, 2011
		Fair Value Measurements at March 31, 2011
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Non-marketable equity securities	¥12	—	—	12	(86)

Total gains (losses) for assets held as of March 31, 2011					(86)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

		Yen (Millions)			Total gains (losses) for the year ended March 31, 2012
		Fair Value Measurements at March 31, 2012
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Non-marketable equity securities	400	—	400	0	(995)
Assets held for sale	1,471	—	—	1,471	(920)

Total assets measured at fair value	1,871	—	400	1,471

Total gains (losses) for assets held as of March 31, 2012					(1,915)

Advantest recognized impairment losses of non-marketable equity securities when their fair values were below the carrying amounts and the decline in fair values was considered to be other than temporary. The non-marketable equity securities are valued using the market and income approaches. The fair value of non-marketable equity securities is based on quoted prices in markets that are not active at the reporting date, or present value of expected future cash flows for those investments. For the year ended March 31, 2012, Advantest recognized an impairment loss of ¥920 million on certain building and land included as a corporate asset that was reclassified as assets held for sale. The fair value was determined based on a third-party appraisal using similar assets and sales. The impairment loss was included in selling, general and administrative expenses in the accompanying consolidated statements of operations. The fair value of the assets held for sale was reclassified to other current assets on the consolidated balance sheets. The fair value is classified as Level 3 because significant unobservable inputs were involved in the fair value measurements.

(11) Leases—Lessor

Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation under operating leases as of March 31, 2011 and 2012 were as follows:

	Yen (Millions)
	2011	2012
Machinery and equipment	¥6,577	8,406
Less accumulated depreciation	4,640	4,841

	¥1,937	3,565

Depreciation of machinery and equipment held under operating leases is included with depreciation expense. These assets are included in property, plant and equipment.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease income under noncancelable operating leases as of March 31, 2012 is as follows:

Year ending March 31	Yen (Millions)
2013	¥1,880
2014	1,049
2015	482
2016	312
2017	79
Thereafter	19

Total minimum lease income	¥3,821

(12) Leases—Lessee

Advantest has several noncancelable operating leases, primarily for office space and office equipment. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2010, 2011 and 2012 was ¥1,227 million, ¥1,122 million and ¥1,565 million, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2012 are as follows:

Year ending March 31	Yen (Millions)
2013	¥775
2014	550
2015	460
2016	430
2017	88
Thereafter	19

2,322
Less sublease income to be received in the future under noncancelable subleases	749

Net minimum lease payments	¥1,573

(13) Short term debt

Short term debt at March 31, 2011 and 2012 are as follows:

	Yen (Millions)
	2011	2012
Unsecured borrowing, with weighted average annual interest 0.38%	¥—	25,000

	¥—	25,000

On May 25, 2012, the Company issued under its existing domestic bond shelf registration ¥25,000 million of unsecured corporate bonds. The funds procured from this issuance were applied to repay short term debt outstanding at March 31, 2012. The bonds have interest rates and maturity dates as follows:

Amount	Interest rate	Maturity date
¥10,000 million	0.416% per annum	May 25, 2015
¥15,000 million	0.606% per annum	May 25, 2017

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Income Taxes

The components of income before income taxes and equity in earnings (loss) of affiliated company and provision (benefit) for income taxes as shown in the consolidated statements of operations were as follows:

	Yen (Millions)
	2010	2011	2012
Income before income taxes and equity in earnings (loss) of affiliated company:
The Company and domestic subsidiaries	¥(13,376)	(1,130)	(2,775)
Foreign subsidiaries	3,450	6,681	(667)

	¥(9,926)	5,551	(3,442)

	Yen (Millions)
	2010	2011	2012
Provision (benefit) for income taxes:
Current:
The Company and domestic subsidiaries	¥856	813	555
Foreign subsidiaries	818	1,160	1,841
Deferred:
The Company and domestic subsidiaries	(272)	330	(1,513)
Foreign subsidiaries	55	49	(2,123)

	¥1,457	2,352	(1,240)

The Company and its domestic subsidiaries are subject to a number of income taxes, which in the aggregate resulted in statutory income tax rates of 40.5%, 40.4% and 40.4% for the years ended March 31, 2010, 2011 and 2012, respectively.

Amendments to the Japanese tax regulations were enacted into law on December 2, 2011. As a result of these amendments, the statutory income tax rate will be reduced to approximately 37.8% effective from the year beginning April 1, 2012, and to approximately 35.4% effective from the year beginning April 1, 2015. The adjustments of deferred tax assets and liabilities for these changes in the tax rate resulted in a net decrease of ¥5,160 million to deferred tax assets. However, there was a corresponding decrease to the valuation allowance.

The acquired company, Verigy, was a Singapore corporation and had negotiated tax incentives with the Singapore Economic Development Board (“EDB”), an agency of the Government of Singapore, which had been approved by Singapore’s Ministry of Finance and Ministry of Trade and Industry. Subsequent to the acquisition, our reorganization of subsidiaries in Singapore was developed, and such tax incentives were terminated on March 31, 2012. New tax incentives were granted by the EDB effective April 1, 2012. Under the new incentive, a portion of the income we earn in Singapore during the incentive periods is subject to reduced rates of Singapore income tax. The incentive will expire on March 31, 2014. The Singapore corporate income tax rates that would apply, absent the incentive, is 17% for fiscal year ended March 31, 2012. Due to the low level of taxable income attributable to Singapore, the impact on our income taxes was immaterial for the fiscal year ended March 31, 2012.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes was as follows:

	2010	2011	2012
Statutory rates for expense (benefit)	(40.5)%	40.4%	(40.4)%
Effects on income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rate from the statutory rate in Japan	(2.1)	(16.2)	12.3
Tax credits	5.5	(13.7)	(60.9)
Expenses not deductible for tax purposes	0.8	2.6	4.3
Expiration of stock options	—	11.0	9.5
Undistributed earnings of foreign subsidiaries	(1.1)	3.8	(20.0)
Change in valuation allowance	52.3	13.0	(92.1)
Effect of enacted changes in tax laws and rates on Japanese tax	—	—	149.9
Other, net	(0.2)	1.5	1.4

	14.7%	42.4%	(36.0)%

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2011 and 2012 were presented below.

	Yen (Millions)
	2011	2012
Deferred tax assets:
Inventories	¥4,356	3,820
Accrued warranty expenses	681	722
Accrued pension and severance costs	5,732	8,426
Accrued expenses	1,557	2,088
Research and development expenses capitalized for tax purposes	2,245	1,807
Operating loss carryforwards	30,352	31,800
Property, plant and equipment	3,054	3,449
Tax credits	3,616	5,873
Other	1,887	1,709

Total gross deferred tax assets	53,480	59,694
Less valuation allowance	(52,082)	(50,188)

Net deferred tax assets	1,398	9,506

Deferred tax liabilities:
Intangible assets	—	(1,615)
Net unrealized gains on marketable securities	(528)	(676)
Undistributed earnings of foreign subsidiaries	(2,567)	(932)
Other	(22)	(57)

Total gross deferred tax liabilities	(3,117)	(3,280)

Net deferred tax assets (liabilities)	¥(1,719)	6,226

At March 31, 2011, deferred tax liabilities were provided for all foreign subsidiaries with undistributed earnings. Management of Advantest intends to reinvest certain undistributed earnings of the Company’s foreign

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

subsidiaries for an indefinite period of time. As a result, no deferred tax liabilities has been recognized on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future, aggregating ¥6,712 million at March 31, 2012. Deferred tax liabilities will be recognized when Advantest expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The related deferred tax liability would have been ¥1,134 million at March 31, 2012.

Included in other current assets and other assets were deferred tax assets of ¥354 million and ¥7,337 million at March 31, 2011 and 2012, respectively.

Included in other current liabilities and other liabilities were deferred tax liabilities of ¥2,073 million and ¥1,111 million at March 31, 2011 and 2012, respectively.

At March 31, 2012, Advantest had total net operating loss carry forwards for income tax purposes of ¥106,566 million which are available to reduce future income taxes. Operating losses of ¥78,354 million attributable to the Company and domestic subsidiaries in Japan will expire during the years ending March 31, 2015 through 2021. Other net operating losses of ¥24,300 million have no expiration dates and remaining other net operating losses of ¥3,912 million will expire predominately during the years ending March 31, 2032. Net operating loss carryforwards utilized during the years ended March 31, 2010, 2011 and 2012 were ¥2,421 million, ¥554 million and ¥25 million, respectively.

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

The changes in valuation allowance for the years ended March 31 were as follows:

	Yen (Millions)
	2010	2011	2012
Balance at beginning of year	¥48,015	51,289	52,082
Additions	3,274	793	—
Reductions	—	—	1,894

Balance at end of year	¥51,289	52,082	50,188

For the year ended March 31, 2010, valuation allowance increased primarily due to an increase in net operating loss carryforwards, which was partially offset by decreases in deferred tax assets associated with inventory and property, plant and equipment. For the year ended March 31, 2011, valuation allowance increased primarily due to an increase in net operating loss carryforwards, which was partially offset by decreases in deferred tax assets associated with inventory and research and development expenses capitalized for tax purposes. For the year ended March 31, 2012, the valuation allowance decreased due to reductions in deferred tax assets associated with change of tax rate in Japan.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amount of the deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income are revised and the effect on the company’s consolidated financial position and results of operations could be significant.

There were no unrecognized tax benefits for the years ended March 31, 2010 and 2011. Unrecognized tax benefits for the year ended March 31, 2012 were as follows:

Yen (Millions)
2012
Balance, April 1, 2011	¥—
Acquisition of Verigy	1,671
Increase for tax positions of previous years	148
Increase for current year tax positions	57
Settlements	(47)
Lapse of the applicable statute of limitations	(341)
Translation adjustments	(4)

Balance, March 31, 2012	1,484

Although Advantest believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audits, settlements and any related litigation could affect the effective tax rate in the future periods. The total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, are ¥1,484 million at March 31, 2012. As of March 31, 2012, Advantest does not expect changes in its tax positions that would significantly increase or decrease unrecognized tax benefits within next 12 months. Both interest and penalties accrued are included in other liabilities in the accompanying consolidated balance sheets, and both interest and penalties are included in the income tax provision in the accompanying consolidated statements of operations.

Advantest files income tax returns in Japan and various foreign tax jurisdictions. As of March 31, 2012, Advantest had open tax years beginning April 1, 2007 for Japan, 2010 for Taiwan, and 2006 for the United States.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss), net of tax, for the years ended March 31, 2010, 2011 and 2012 were as follows:

	Yen (Millions)
	Foreign currency translation adjustments	Net unrealized gains (losses) on investment securities	Pension related adjustment	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2009	¥(8,893)	56	(5,750)	—	(14,587)

Change during the year	(2,614)	742	1,241	—	(631)
Reclassification adjustments	—	34	325	—	359

	(2,614)	776	1,566	—	(272)

Balance at March 31, 2010	¥(11,507)	832	(4,184)	—	(14,859)

Change during the year	(3,231)	(311)	(401)	—	(3,943)
Reclassification adjustments	—	252	280	—	532

	(3,231)	(59)	(121)	—	(3,411)

Balance at March 31, 2011	¥(14,738)	773	(4,305)	—	(18,270)

Change during the year	864	(216)	(6,565)	(55)	(5,972)
Reclassification adjustments	558	818	237	55	1,668

	1,422	602	(6,328)	—	(4,304)

Balance at March 31, 2012	¥(13,316)	1,375	(10,633)	—	(22,574)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2010, 2011 and 2012 were as follows:

	Yen (Millions)
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Year ended March 31, 2010:
Foreign currency translation adjustments	¥(2,614)	—	(2,614)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	1,224	(482)	742
Less reclassification adjustments for net gains (losses) realized in earnings	57	(23)	34

Net unrealized gains (losses)	1,281	(505)	776
Pension related adjustment	1,566	—	1,566
Other comprehensive income (loss)	¥233	(505)	(272)

Year ended March 31, 2011:
Foreign currency translation adjustments	¥(3,231)	—	(3,231)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(540)	229	(311)
Less reclassification adjustments for net gains (losses) realized in earnings	423	(171)	252

Net unrealized gains (losses)	(117)	58	(59)
Pension related adjustment	(121)	—	(121)
Other comprehensive income (loss)	¥(3,469)	58	(3,411)

Year ended March 31, 2012:
Foreign currency translation adjustments	¥1,422	—	1,422
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(509)	293	(216)
Less reclassification adjustments for net gains (losses) realized in earnings	1,267	(449)	818

Net unrealized gains (losses)	758	(156)	602
Pension related adjustment	(7,191)	863	(6,328)
Other comprehensive income (loss)	¥(5,011)	707	(4,304)

(16) Stock-Based Compensation

Advantest has stock-based compensation plans using stock options as incentive plans for directors, executive officers, corporate auditors and selected employees. Stock options have been issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under stock option plans approved by the Board of Directors. Options were generally granted with an exercise prices of per share that were equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant. The options have an exercise period of 4 years.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In connection with the acquisition of Verigy, the Company assumed the stock options previously granted to Verigy directors and employees. Therefore, replacement options were granted for all 89 types of stock options arrangements previously granted to the directors and employees of Verigy and its subsidiaries under a stock option plan approved by the Board of Directors of Advantest. The terms and conditions of the granted options are substantially the same as those for the Verigy stock options. The number of granted shares totaled 2,387,046. Options were granted with exercise prices from ¥620 to ¥2,748 per share. All options are exercisable from July 20, 2011. The options have expiration dates from July 29, 2011 to January 31, 2018.

The exercise price of the stock options is subject to adjustment, if there is a stock split or consolidation of shares, or if new shares are issued or treasury stocks are sold at a price that is less than the market price.

Stock option activity during the years ended March 31, 2010, 2011 and 2012 was as follows:

	2010		2011		2012
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	3,938,980	¥4,804	3,060,000	¥4,647	1,948,000	¥3,392
Granted	350,000	1,872	308,000	2,089	4,033,046	1,399
Expired	(1,117,980)	4,309	(1,262,000)	5,881	(595,840)	5,302
Forfeited	(111,000)	4,854	(158,000)	5,287	(497,000)	2,396

Outstanding at end of year	3,060,000	4,647	1,948,000	3,392	4,888,206	1,616

Exercisable at end of year	2,722,000	¥4,995	1,640,000	¥3,636	3,585,206	¥1,648

Stock based compensation expense recognized was ¥143 million, ¥165 million and ¥583 million, which was included in selling, general and administrative expenses for the years ended March 31, 2010, 2011 and 2012, respectively. The recognized tax benefits were ¥53 million, ¥61 million and ¥153 million for the years ended March 31, 2010, 2011 and 2012, respectively. In addition, the stock options, granted during the fiscal years ended March 31, 2007 and 2008 subsequent to a change in Japanese tax law effective April 1, 2006, expired unused during the fiscal year ended March 31, 2011 and 2012, and the related deferred tax assets of ¥610 and ¥328 million were reversed, respectively. As of March 31, 2010, 2011 and 2012, a valuation allowance was recorded against substantially all related deferred tax assets.

The weighted average fair value per share for stock options that were granted during the years ended March 31, 2010, 2011 and 2012 were ¥409, ¥535 and ¥448, respectively. These figures were calculated based on the Black Scholes option pricing model by using the following weighted average estimates:

	2010	2011	2012
Expected dividend yield	2.6%	1.6%	0.4%
Risk free interest rate	0.5%	0.2%	0.5%
Volatility	45.3%	45.4%	49.3%
Expected life	3.8 years	3.9 years	3.1 years

No stock options were exercised during the years ended March 31, 2010, 2011 and 2012. The total fair value of shares vested during the years ended March 31, 2010, 2011 and 2012 was ¥ 251 million, ¥ 141 million and ¥ 1,244 million, respectively. No intrinsic value of options exercised was recognized for the years ended March 31, 2010, 2011 and 2012.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2012, all of the outstanding stock options were as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
¥620 - ¥1,529	3,255,144	1,298	4.0 years	1,952,144	1,144	3.9 years
¥1,531 - ¥2,748	1,633,062	2,250	1.9 years	1,633,062	2,250	1.9 years

	4,888,206	1,616	3.3 years	3,585,206	1,648	3.0 years

The aggregate intrinsic value for the options outstanding and exercisable at March 31, 2012 was ¥ 455 million.

(17) Accrued Pension and Severance Costs

The Company and certain of its Japanese subsidiaries have unfunded retirement and severance plans (point-based benefits system). Under a point-based benefits system, the benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance.

The Company and its Japanese subsidiaries also have a defined benefit corporate pension plan covering substantially all employees. Under the cash balance pension plan, the benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance with a certain interest rate calculated based on the upper and lower limit of a market interest rate.

Certain overseas subsidiaries also have defined benefit pension plans covering substantially all of their employees. Benefits payable under the plans are based on employee compensation levels and years of service.

Information about the retirement and severance plans of Advantest for the years ended March 31 was as follows:

	Yen (Millions)
	2010	2011	2012
	Japanese plans	Japanese plans	Japanese plans	Non-Japanese plans
Components of net periodic benefit cost:
Service cost	¥1,320	1,362	1,355	227
Interest cost	745	724	748	242
Expected return on plan assets	(280)	(486)	(405)	(237)
Amortization of unrecognized:
Net actuarial (gain) or loss	560	487	511	—
Prior service (benefit) cost	(176)	(176)	(172)	—
Other	—	—	(18)	—

Net periodic benefit cost	¥2,169	1,911	2,019	232

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the plans’ benefit obligation, fair value of plan assets, funded status at March 31, 2011 and 2012.

	Yen (Millions)
	2011	2012
	Japanese plans	Japanese plans	Non-Japanese plans
Change in benefit obligation:
Balance at beginning of year	¥33,100	34,285	230
Service cost	1,362	1,355	227
Interest cost	724	748	242
Actuarial (gain) or loss	(417)	2,464	2,349
Plan amendment	—	123	—
Plan participants’ contributions	—	—	66
Benefits paid	(484)	(542)	(80)
Acquisition of Verigy	—	—	7,518
Translation adjustments	—	—	(338)

Balance at end of year	34,285	38,433	10,214

Change in plan assets:
Balance at beginning of year	19,427	20,282	—
Employer contributions	1,606	1,786	131
Plan participants’ contributions	—	—	66
Actual return or (loss) on plan assets	(331)	(1,594)	(278)
Benefits paid	(420)	(479)	(35)
Acquisition of Verigy	—	—	5,051
Translation adjustments	—	—	(299)

Balance at end of year	20,282	19,995	4,636

Funded status	¥(14,003)	(18,438)	(5,578)

Amounts recognized in the consolidated balance sheets at March 31, 2011 and 2012 were as follows:

	Yen (Millions)
	2011	2012
	Japanese plans	Japanese plans	Non-Japanese plans
Accrued expenses	¥(164)	(183)	(389)
Accrued pension and severance costs	(13,839)	(18,255)	(5,189)

	(14,003)	(18,438)	(5,578)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Pension related adjustments (net of tax) recognized in accumulated other comprehensive income (loss) at March 31, 2011 and 2012 were as follows:

	Yen (Millions)
	2011	2012
	Japanese plans	Japanese plans	Non-Japanese plans
Actuarial loss	¥(5,185)	(9,405)	(1,979)
Prior service benefit	880	751	—

	(4,305)	(8,654)	(1,979)

Changes in pension related adjustments (net of tax) recognized in other comprehensive income (loss) for the year ended March 31, 2011 and 2012 were summarized as follows:

	Yen (Millions)
	2011	2012
	Japanese plans	Japanese plans	Non-Japanese plans
Current year actuarial gain (loss)	¥(401)	(4,463)	(1,979)
Amortization of actuarial gain	369	243	—
Current year prior service benefit	—	(123)	—
Amortization of prior service benefit and other	(89)	(6)	—

	(121)	(4,349)	(1,979)

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follow:

	Yen (Millions)
	Japanese plans	Non-Japanese plans
Actuarial loss	¥791	¥241
Prior service benefit	(168)	—

	623	241

Pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2011 and 2012 were summarized as follows:

	Yen (Millions)
	2011	2012
	Japanese plans	Japanese plans	Non-Japanese plans
Projected benefit obligation	¥34,285	38,433	10,214
Accumulated benefit obligation	33,454	37,531	8,638
Fair value of plan assets	20,282	19,995	4,636

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Other information about the retirement and severance plans of Advantest was as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

Weighted-average assumptions used to determine benefit obligations as of March 31:

	2011	2012
	Japanese plans	Japanese plans	Non-Japanese plans
Discount rate	2.2%	1.8%	3.7%
Rate of compensation increase	3.0%	3.0%	2.8%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2010	2011	2012
	Japanese plans	Japanese plans	Japanese plans	Non-Japanese plans
Discount rate	2.3%	2.2%	2.2%	4.8%
Expected return on plan assets	1.5%	2.5%	2.0%	6.6%
Rate of compensation increase	3.0%	3.0%	3.0%	2.8%

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

Japanese benefit plans’ weighted-average asset allocation at March 31, 2011 and 2012 by asset category were as follows:

	2011	2012	Target
Equity securities	45.3%	39.1%	45.0%
Debt securities	24.9	26.9	30.0
Cash	9.5	5.6	2.0
Life insurance company general accounts	11.7	16.3	10.0
Other	8.6	12.1	13.0

	100.0%	100.0%	100.0%

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Non-Japanese benefit plans’ weighted-average asset allocation at March 31, 2012 by asset category were as follows:

	2012	Target
Equity securities	38.4%	34.8%
Debt securities	12.3	14.0
Cash	42.4	47.3
Other	6.9	3.9

	100.0%	100.0%

The three levels of inputs that may be used to measure fair value of plan assets are as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets.

Level 2:	Observable inputs other than quoted prices included within Level 1 for the assets, either directly or indirectly.

Level 3:	Unobservable inputs for the assets.

Japanese benefit plans’ asset allocation at March 31, 2011 and 2012 by asset level were as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2011
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	1,929	1,929	—	—
Equity securities:
Japanese companies	1,436	1,436	—	—
Pooled funds (a)	7,756	—	7,756	—
Debt securities:
Pooled funds (b)	5,044	—	5,044	—
Hedge funds (c)	1,736	—	303	1,433
Life insurance company general accounts	2,381	—	2,381	—

Total	20,282	3,365	15,484	1,433

(a)	These funds invested in listed equity securities consisting of approximately 60% Japanese listed companies and 40% foreign listed companies. This category included both long and short positions aggregating ¥2,249 million, invested in Japanese listed companies’ equity.
(b)	These funds invested in approximately 45% foreign government bonds, 40% Japanese government bonds, 10% Japanese municipal bonds, and 5% Japanese corporate bonds.
(c)	These hedge funds invested in stock price index futures / options, bond futures / options, bonds and private equity and others.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

		Yen (Millions)
		Fair Value Measurements at March 31, 2012
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	1,110	1,110	—	—
Equity securities:
Japanese companies	1,509	1,509	—	—
Pooled funds (d)	6,319	—	6,319	—
Debt securities:
Pooled funds (e)	5,375	—	5,375	—
Hedge funds (f)	2,415	—	1,278	1,137
Life insurance company general accounts	3,267	—	3,267	—

Total	19,995	2,619	16,239	1,137

(d)	These funds invested in listed equity securities consisting of approximately 50% Japanese listed companies and 50% foreign listed companies. This category included both long and short positions aggregating ¥1,070 million, invested in Japanese listed companies’ equity.
(e)	These funds invested in approximately 45% foreign government bonds, 40% Japanese government bonds, 10% Japanese corporate bonds, and 5% Japanese municipal bonds.
(f)	These hedge funds invested in stock price index futures / options, bond futures / options, bonds and private equity and others.

Level 1 assets are comprised principally of listed equity securities, which are valued based on quoted market prices at the reporting date for those investments.

Level 2 assets are comprised principally of pooled funds and investments in life insurance company general accounts. Pooled funds are valued at their net asset values that are calculated by the sponsors of the funds. Investments in life insurance company general accounts are valued at conversion value. Level 2 also includes certain hedge funds that are redeemable in the near term at their net asset values.

Level 3 assets are comprised of hedge funds, which are valued at their net asset values that are calculated by the sponsors of the funds.

Changes in the Level 3 plan assets for the year ended March 31, 2011 and 2012 were as follows:

	Yen (Millions)
	2011
	Hedge funds	Total
Balance at beginning of year	¥2,132	2,132
Net realized / unrealized gain (loss)	97	97
Purchases, issuances and settlements	(796)	(796)
Transfer in and / or out of Level 3	—	—

Balance at end of year	¥1,433	1,433

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (Millions)
	2012
	Hedge funds	Total
Balance at beginning of year	¥1,433	1,433
Net realized / unrealized gain (loss)	(1,572)	(1,572)
Purchases, issuances and settlements	1,276	1,276
Transfer in and / or out of Level 3	—	—

Balance at end of year	¥1,137	1,137

Non-Japanese benefit plan asset allocation at March 31, 2012 by asset level were as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2012
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents (a)	1,967	1,967	—	—
Equity securities:
Pooled funds (b)	1,779	—	1,779	—
Debt securities:
Pooled funds (c)	571	—	571	—
Commodities	319	—	319	—

Total	4,636	1,967	2,669	—

(a)	Cash equivalents were primarily in short-term investment funds, which consisted of short-term money market instruments that were valued using quoted prices for similar assets and liabilities in active markets.
(b)	These funds invested in listed equity securities consisting of Foreign equities.
(c)	These funds invested in International bonds.

Cash flows:

Advantest expects to contribute ¥1,812 million and ¥13 million to its Japan defined benefit plans and Non-Japan benefit plans during the year ending March 31, 2013.

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are estimated as follows:

Year ending March 31	Yen (Millions)
	Japanese plans	Non-Japanese plans
2013	¥803	59
2014	915	66
2015	934	85
2016	1,019	100
2017	1,136	119
2018 through 2022	8,281	1,251

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2010, 2011 and 2012 were as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2009	199,566,770	20,843,298

Purchase of shares	—	2,112
Sale of shares	—	(232)

Number of shares as of March 31, 2010	199,566,770	20,845,178

Purchase of shares	—	5,449,721
Sale of shares	—	(80)

Number of shares as of March 31, 2011	199,566,770	26,294,819

Purchase of shares	—	899
Sale of shares	—	(328)

Number of shares as of March 31, 2012	199,566,770	26,295,390

The Companies Act of Japan provides that an amount equal to 10% of distributions paid by the Company shall be appropriated as additional paid-in capital or a legal reserve until the total amount of the additional paid-in capital and the legal reserve equals to 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Cash dividends for the years ended March 31, 2010, 2011 and 2012 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for a dividend of ¥10 per share, aggregating ¥1,733 million for the second-half of the year ended March 31, 2012, subsequently proposed by the Board of Directors.

The amount available for future payment of dividends was determined under the Companies Act of Japan and amounted to ¥55,734 million at March 31, 2012.

(19) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period. Changes in accrued warranty expenses for the years ended March 31, 2010, 2011 and 2012 were summarized as follows:

	Yen (Millions)
	2010	2011	2012
Balance at beginning of year	¥2,811	2,802	1,754
Acquisition of Verigy	—	—	209
Addition	3,364	2,653	3,432
Reduction	(3,372)	(3,693)	(3,269)
Translation adjustments	(1)	(8)	3

Balance at end of year	¥2,802	1,754	2,129

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reportable operating segment information during the years ended March 31, 2010, 2011 and 2012 was as follows:

	Yen (Millions)
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
As of and for the year ended March 31, 2010:
Net sales to unaffiliated customers	¥30,168	11,219	11,838	—	53,225
Inter-segment sales	2,404	18	—	(2,422)	—

Net sales	32,572	11,237	11,838	(2,422)	53,225
Depreciation and amortization	1,364	470	1,977	503	4,314
Operating income (loss) before stock option compensation expenses	(7,042)	(1,897)	2,175	(4,732)	(11,496)
Adjustment:
Stock based compensation expense					143

Operating income (loss)					(11,639)

Expenditures for additions to long- lived assets	942	396	1,856	231	3,425
Total assets	38,782	10,478	11,474	127,929	188,663

As of and for the year ended March 31, 2011:
Net sales to unaffiliated customers	¥67,070	18,398	14,166	—	99,634
Inter-segment sales	2,263	117	—	(2,380)	—

Net sales	69,333	18,515	14,166	(2,380)	99,634
Depreciation and amortization	1,417	533	1,755	504	4,209
Operating income (loss) before stock option compensation expenses	9,857	(251)	2,133	(5,463)	6,276
Adjustment:
Stock based compensation expense					165

Operating income (loss)					6,111

Expenditures for additions to long- lived assets	1,350	374	1,733	336	3,793
Total assets	53,570	11,780	9,226	105,736	180,312

As of and for the year ended March 31, 2012:
Net sales to unaffiliated customers	¥101,831	20,410	18,807	—	141,048
Inter-segment sales	3,777	206	—	(3,983)	—

Net sales	105,608	20,616	18,807	(3,983)	141,048
Depreciation and amortization	2,658	627	3,070	483	6,838
Operating income (loss) before stock option compensation expenses	9,845	(1,324)	1,614	(8,715)	1,420
Adjustment:
Stock based compensation expense					583

Operating income (loss)					837

Expenditures for additions to long- lived assets	2,398	750	3,492	344	6,984
Total assets	93,603	12,789	30,713	82,121	219,226

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

One customer and its related entities mainly in the semiconductor and component test system segment and the mechatronics system segment accounted for approximately 20%, 20% and 29% of total consolidated net sales for the years ended March 31, 2010, 2011 and 2012, respectively. Other customer accounted for approximately 6%, 7% and 12% for the years ended March 31, 2010, 2011 and 2012, respectively. Another customer accounted for approximately 2%, 13% and 2% for the years ended March 31, 2010, 2011 and 2012, respectively.

Information as to Advantest’s net sales and property, plant and equipment in various geographical areas was as follows:

Net sales to unaffiliated customers for the years ended March 31, 2010, 2011 and 2012 were as follows:

	Yen (Millions)
	2010	2011	2012
Japan	11,976	22,398	16,095
Americas	4,930	9,278	29,742
Europe	2,137	2,252	7,015
Asia	34,182	65,706	88,196

Total	53,225	99,634	141,048

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia were generated in Korea, Taiwan and China and others in the amount of ¥10,334 million, ¥12,805 million and ¥11,043 million for the year ended March 31, 2010, ¥20,752 million, ¥21,835 million and ¥23,119 million for the year ended March 31, 2011, and ¥29,687 million, ¥27,591 million and ¥30,918 million for the year ended March 31, 2012, respectively. Substantially all net sales indicated as Americas were generated in the United States of America.

Property, plant and equipment as of March 31, 2010, 2011 and 2012 were as follows:

	Yen (Millions)
	2010	2011	2012
Japan	¥29,750	29,280	28,234
Americas	214	281	1,073
Europe	539	563	1,582
Asia	2,378	1,754	3,317

Total	¥32,881	31,878	34,206

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Property, plant and equipment are those assets located in each geographic area.

There was no individually material country with respect to property, plant and equipment outside Japan. Substantially all property, plant and equipment indicated as Americas were located in the United States of America. Substantially all property, plant and equipment indicated as Europe were located in Germany. Property, plant and equipment in Asia were primarily located in Taiwan, Singapore and China.

(21) Related Party Transactions

Advantest sells products to and purchases raw materials from Fujitsu Limited, its 11.6% stockholder as of March 31, 2012 and its group companies (collectively, “Fujitsu”). The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various software products for internal use, information system related services, research and development materials and services from Fujitsu. Advantest had the following transactions with Fujitsu as of and for the years ended March 31:

	Yen (Millions)
	2010	2011	2012
Sales of products	¥2,085	2,461	1,847
Purchases of raw materials	4,065	4,622	6,155
Receivables	826	696	459
Payables	2,372	2,717	2,653
Purchases of software, hardware and others	199	442	95
Research and development expenses, computer rentals, maintenance and other expenses	1,056	1,779	1,976

Advantest is holding approximately 35% of common stock of e-Shuttle, Inc., a subsidiary of Fujitsu, since the initial investment, which is accounted for by equity method of accounting.

(22) Per Share Data

The following table sets forth the computation of basic and diluted net income (loss) per share as of March 31:

	Yen (Millions) except per share data
	2010	2011	2012
Numerator:
Net income (loss)	¥(11,454)	3,163	(2,195)

Denominator:
Basic weighted average shares of common stock outstanding	178,722,505	175,481,854	173,271,717
Dilutive effect of exercise of stock options	—	13,604	—

Diluted weighted average shares of common stock outstanding	178,722,505	175,495,458	173,271,717

Basic net income (loss) per share	¥(64.09)	18.03	(12.67)
Diluted net income (loss) per share	(64.09)	18.03	(12.67)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2010, 2011 and 2012, Advantest had outstanding stock options into 3,060,000, 1,610,000 and 4,888,206 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(23) Concentrations of credit risk

Advantest is exposed to credit risk in the event of default by financial institutions to cash and cash equivalents, but such risk is considered mitigated by the high credit rating of the financial institutions.

At March 31, 2011 and 2012, Advantest had two foreign semiconductor customers with significant receivables. Receivables from these customers accounted for 36% and 32% of consolidated trade receivables at March 31, 2011 and 2012, respectively. Although Advantest does not expect that these customers will fail to meet their obligations, Advantest is potentially exposed to concentrations of credit risk if these customers failed to perform according to the terms of the contracts.

(24) Commitments and Contingent Liabilities

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

Advantest entered into a contract to purchase land in Cheonan City, Korea for a new plant in the amount of ¥1,362 million on March 30, 2012 and paid the full amount on April 23, 2012. In addition, outstanding commitments for the purchase of property, plant and equipment totaled ¥78 million and for the purchase of parts and raw materials totaled ¥2,330 million at March 31, 2012.

Advantest maintains a commitment line agreement with a number of banks and pays commitment fees as consideration in order to secure a financing source for business operations. The commitment agreement term ends in March 2015, and the unused availability under this agreement as of March 31, 2012 amounted to ¥10,000 million.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)**

1.2	Regulations of the Board of Directors of the Registrant (English translation)

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation)***

2.1	Share Handling Regulations of the Registrant (English translation)

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts****

2.3	Form of Amendment No. 1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and all holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt*****

2.4	Form of ADR (included in Exhibit 2.3)

4.1	Implementation Agreement by and between Advantest Corporation and Verigy Ltd.*

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions******

12.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Senior Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Senior Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consents of Independent Registered Public Accounting Firm

*	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 24, 2011 (file no. 1-15236).
**	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 26, 2009 (file no. 1-15236).
***	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 26, 2008 (file no. 1-15236).
****	Incorporated by reference to the Company’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
*****	Incorporated by reference to the Post Effective Amendment to the Company’s registration statement on Form F-6 Filed with the SEC on September 12, 2006 (file no. 333-13886).
******	Incorporated by reference to the Company’s annual report on Form 20-F filed with the SEC on June 29, 2004 (file no. 1-15236).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 27, 2012

ADVANTEST CORPORATION

By:	/S/ HIROSHI NAKAMURA
Name:	Hiroshi Nakamura
Title:	Director, Managing Executive Officer