Form 20-F/A
period 2012-03-31
ADVANTEST CORP
filed 2012-08-06
CIK 1158838

As filed with the Securities and Exchange Commission on August 6, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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
By the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

i

EXPLANATORY NOTE

On June 27, 2012, Advantest filed an annual report for the fiscal year ended March 31, 2012 on Form 20-F with the United States Securities and Exchange Commission. Advantest is filing this Form 20-F/A (Amendment No. 1) in response to a comment letter received from the staff of the SEC dated July 31, 2012 (the “SEC Comment Letter”). The date in the Section 906 certifications furnished in accordance with Item 601(b)(32) of Regulation S-K, attached as Exhibit 13.1 that was previously filed with the Form 20-F has been amended and Advantest is filing the correct version of the Section 906 certifications with this Form 20-F/A (Amendment No. 1).

Other than the correction described above, Advantest is not amending the previously filed Form 20-F in any way. Solely for the convenience of the reader, this Form 20-F/A (Amendment No. 1) includes the full text of the Form 20-F. However, such inclusion should not be understood to mean that any statements contained in the Form 20-F are true or complete as of any date subsequent to the original filing date of June 27, 2012. This Form 20-F/A (Amendment No. 1) does not reflect events occurring after the filing of our Form 20-F on June 27, 2012 and does not modify or update the disclosures therein in any way.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F/A (Amendment No. 1) on its behalf.

Date: August 6, 2012

ADVANTEST CORPORATION

By:	/s/ HIROSHI NAKAMURA
Name:	Hiroshi Nakamura
Title:	Director, Managing Executive Officer