Form 20-F
period 2013-03-31
ADVANTEST CORP
filed 2013-06-27
CIK 1158838

As filed with the Securities and Exchange Commission on June 27, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

Title of class:	Outstanding as of March 31, 2013:
Common Stock	173,793,082
American Depositary Shares each representing one share of Common Stock	899,562

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

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2012” refers to the twelve-month period ended March 31, 2013. All other references to years refer to the applicable calendar year.

In parts of this annual report, certain amounts reported in Japanese yen (¥) have been translated into U.S. dollars ($) for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥94.05. This was the approximate exchange rate in Japan on March 31, 2013.

ii

Unless otherwise noted, all references and discussions of the financial position of Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively, “Advantest”), results of operations and cash flows in this annual report are made with reference to Advantest’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The segment sales figures included in this annual report are presented before eliminating intercompany transactions.

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

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2010, fiscal 2011 and fiscal 2012 were included in its Japanese Securities Reports filed with the Director General of the Kanto Local Finance Bureau.

	Year ended March 31,
	2009	2010	2011	2012	2013	2013
	(in millions, except per share and share data)					(in thousands, except per share and share data)
Consolidated Statement of Income Data:
Net sales	¥76,652	¥53,225	¥99,634	¥141,048	¥132,903	$1,413,110
Operating income (loss)	(49,457)	(11,639)	6,111	837	80	851
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(52,761)	(9,926)	5,551	(3,442)	(1,293)	(13,748)
Net income (loss)	(74,902)	(11,454)	3,163	(2,195)	(3,821)	(40,627)
Net income (loss) per share
Basic	(419.09)	(64.09)	18.03	(12.67)	(22.03)	(0.23)
Diluted	(419.09)	(64.09)	18.03	(12.67)	(22.03)	(0.23)
Basic weighted average shares outstanding	178,724,884	178,722,505	175,481,854	173,271,717	173,478,054	173,478,054
Diluted weighted average shares outstanding	178,724,884	178,722,505	175,495,458	173,271,717	173,478,054	173,478,054

	As of March 31,
	2009	2010	2011	2012	2013	2013
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Total assets	¥202,059	¥188,663	¥180,312	¥219,226	¥225,515	$2,397,820
Short term debt	—	—	—	25,000	—	—
Corporate bonds	—	—	—	—	25,000	265,816
Common stock	32,363	32,363	32,363	32,363	32,363	344,104
Stockholders’ equity	163,616	150,242	138,132	131,552	141,241	1,501,765

	As of March 31,
	2009	2010	2011	2012	2013	2013
	(in millions, except per share data)					(in thousands)
Other Data:
Capital expenditures	¥4,608	¥3,425	¥3,793	¥6,984	¥12,592	$133,886
Research and development expenses	23,713	17,896	21,197	30,303	33,062	351,536
Net cash provided by (used in) operating activities	2,357	(17,746)	(693)	12,302	(2,215)	(23,551)
Net cash provided by (used in) investing activities	(32,507)	10,824	(5,828)	(37,670)	(11,498)	(122,254)
Net cash provided by (used in) financing activities	(8,930)	(1,803)	(12,028)	9,887	(2,914)	(30,984)
Operating margin(1)	(64.52%)	(21.87%)	6.13%	0.59%	0.06%
Net income margin(2)	(97.72%)	(21.52%)	3.17%	(1.56%)	(2.88%)

(1)	Operating income as a percentage of net sales.
(2)	Net income as a percentage of net sales.

Dividends

The Company normally pays cash dividends semiannually, at mid-year and at year-end. Pursuant to its articles of incorporation, the Company can make dividend payments pursuant to a resolution of its Board of Directors, but the articles do not preclude the Company from making dividend payments pursuant to a shareholders resolution. The year-end dividend is paid to shareholders of record as of March 31 pursuant to the resolution of either the Board of Directors or the ordinary general shareholders’ meeting held usually in June every year. The interim dividend is paid to shareholders of record as of September 30, pursuant to a resolution of the Board of Directors, usually in December.

The following table sets forth the dividends paid by the Company for each of the periods shown, which are the six months ended on that date. The U.S. dollar equivalent for the dividends shown are based on the exchange rate in Japan on each record date shown.

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 2008	25.0	0.24
March 31, 2009	5.0	0.05
September 30, 2009	5.0	0.06
March 31, 2010	5.0	0.05
September 30, 2010	5.0	0.06
March 31, 2011	5.0	0.06
September 30, 2011	5.0	0.07
March 31, 2012	10.0	0.12
September 30, 2012	10.0	0.13
March 31, 2013	10.0	0.11

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, certain Japanese yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥94.05. This was the approximate exchange rate in Japan on March 31, 2013.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 14, 2013 was $1.00 = 94.34. The Company does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended March 31,	At end of period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2009	¥99.15	¥100.85	¥110.48	¥87.80
2010	93.40	92.49	100.71	86.12
2011	82.76	85.00	94.68	78.74
2012	82.41	78.86	85.26	75.72
2013	94.16	83.26	96.16	77.41

Month ended			High	Low
			(¥ per $1.00)
December 31, 2012			¥86.64	¥81.86
January 31, 2013			91.28	86.92
February 28, 2013			93.64	91.38
March 31, 2013			96.16	93.32
April 30, 2013			99.61	92.96
May 31, 2013			103.52	97.28

3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant demand volatility in the semiconductor industry

Advantest’s business depends largely upon the capital expenditures of semiconductor manufacturers, foundries and test houses. These companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and products incorporating semiconductors. Such demand is influenced significantly by the overall condition of the global economy. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in semiconductor test systems, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for semiconductor test systems, including those of Advantest. In particular, the market for memory semiconductors shows higher demand volatility as compared to the market for non memory semiconductors. In fiscal 2012, net sales of test systems for memory semiconductors decreased by 6.9% from 24.5% in fiscal 2011; however, Advantest continues to derive significant sales from test systems for memory semiconductors of 17.6% in the semiconductor and component test systems. Therefore, any downturn in the memory semiconductor market may continue to adversely affect Advantest’s business and results of operations.

The worldwide semiconductor market contracted by 2.8% and 9.0% in 2008 and 2009, respectively, compared to the previous year, reflecting the global economic downturn that stemmed from the financial crisis. After the negative growth in 2008 and 2009, the market significantly recovered in 2010, growing by 31.8% compared to 2009, primarily due to a surge in demand for electronic equipment in developing nations. In 2011, due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products, the semiconductor market only increased by 0.4% compared to 2010. In 2012, the semiconductor market decreased by 2.7% compared to 2011, due to factors such as the prolonged stagnation in the European economy caused by the debt crisis in the Southern European countries and the slowdown in the Chinese economy, which had been supporting the global economy. Worldwide sales of memory semiconductors declined by 19.9% in 2008, mainly due to a substantial reduction in capital expenditure by semiconductor manufacturers in response to a substantial decline in the price of DRAM semiconductors and NAND-type flash memory semiconductors. Although the markets for personal computers and cellular phones including smart phones remained steady in 2009, worldwide sales of memory semiconductors in 2009 declined by 3.3% compared to 2008, reflecting the global economic downturn, resulting in negative growth as in 2008. In 2010, primarily due to a steady demand for mobile DRAM test systems for mobile devices, worldwide sales of memory semiconductors increased by 55.4% compared to 2009. In 2011, worldwide sales decreased by 12.7% compared to 2010 due to a drop in the price of DRAM triggered by a downturn in demand for PCs and similar devices. In 2012, sales continued to decrease by 6.2% compared to 2011 due to the ongoing weakness in demand for PCs and similar devices. Worldwide sales of non memory semiconductors in 2008 increased by 2.3% from 2007, primarily due to steady demand for mobile PCs despite the deterioration in the overall condition of the global economy. In 2009, worldwide sales of non memory semiconductors decreased by 10.3% compared to 2008, primarily as a result of the impact of the global economic downturn stemming from the financial crisis that started in 2008. In 2010, worldwide sales of non memory semiconductors increased by 26.0% compared to 2009, primarily due to robust demand for smartphones, tablet-

type devices, and other consumer electronics. In 2011, worldwide sales of non memory semiconductors further increased by 4.4% compared to 2010, due to continuing robust demand for smartphones, tablet-type devices, and similar devices. In 2012, although sales of test systems for communications semiconductors and LCD drivers remained strong due to continued robust demand in the mobile devices market, worldwide sales of non memory semiconductors decreased by 1.8% compared to 2011 due to the downturn in sales of other electronic devices.

The significant volatility in demand for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	levels of investment in communications infrastructure and trends of demand in communication devices such as tablet-type devices and smartphones;

•	demand in personal computer and server industries;

•	consumer demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players and electronic books;

•	demand in the automobile industry; and

•	trends in the semiconductor industry.

In fiscal 2008, the global economic downturn that stemmed from the financial crisis led semiconductor manufacturers to maintain their prudent position, with many implementing inventory adjustments and freezing or postponing their capital expenditures. Primarily reflecting the foregoing, Advantest’s net sales in fiscal 2008 decreased by 58.1% as compared with fiscal 2007 to ¥76,652 million. In fiscal 2009, the semiconductor manufacturers gradually resumed capital expenditures as semiconductor prices rose and equipment utilization rates climbed. Despite the gradual recovery in fiscal 2009, Advantest’s net sales in fiscal 2009 decreased by 30.6%, as compared to fiscal 2008, to ¥53,225 million, primarily due to the drop in orders seen in the second half of fiscal 2008. In fiscal 2010, despite a difficult business environment with factors such as continuing appreciation of the Japanese yen and intensified price competition, Advantest seized the positive growth opportunity in the semiconductor market and strived to expand orders and revenues. As a result of the above, Advantest’s net sales in fiscal 2010 increased by 87.2% as compared to fiscal 2009, to ¥99,634 million, and Advantest recorded a net income of ¥3,163 million in fiscal 2010. In fiscal 2011, Advantest expanded sales to meet areas of increasing demand growth such as test equipment for application processors, CMOS image sensors, and other non memory semiconductor sectors. In addition, after the completion of the acquisition of Verigy Ltd. (“Verigy”) in July 2011, Advantest has enhanced sales promotion to customers in the U.S. and Europe and has provided products tailored to better meet increasing customer demand in the communications semiconductor market. As a result of the above, Advantest’s net sales in fiscal 2011 increased by 41.6%, as compared to fiscal 2010, to ¥141,048 million. However, cumulative costs associated with the Verigy acquisition and impairment losses on investment securities led to a year-on-year decline in earnings, and Advantest recorded a net loss in fiscal 2011 of ¥2,195 million. In this environment, Advantest actively marketed semiconductor testing equipment for mobile communications-related semiconductor applications—the largest segment for testing equipment—and as a result, the company successfully gained market share. However, the gain in market share could not fully offset the decrease in demand for semiconductor testing equipment resulting from capital expenditure constraints of semiconductor manufacturers experiencing a slowdown in the semiconductor market. As a result of the above, Advantest’s net sales in fiscal 2012 decreased by 5.8%, as compared to fiscal 2011, to ¥132,903 million. The product mix in sales also worsened, leading to a net loss in fiscal 2012 of ¥3,821 million.

Advantest believes that its results are significantly impacted by the significant volatility in demand in the semiconductor industry. While Advantest is unable to predict future trends in the semiconductor industry, if there is a significant downturn in the semiconductor industry, Advantest’s financial condition and results of operations will be adversely affected. With respect to semiconductor prices in recent years, even though prices for certain products such as DRAM appear to have bottomed out, they may not return to their original levels if, for example, the over-supply of semiconductors persists. Should semiconductor prices remain at low levels, semiconductor manufacturers’ earnings could deteriorate, resulting in their further restraint towards capital expenditures, and Advantest’s results of operations could be adversely affected.

Failure by Advantest to meet demand for its products upon a sudden expansion of the markets for semiconductor and component test systems and mechatronics systems may adversely affect its future market share and financial results

Since the global economic downturn following the financial crisis, suppliers have typically adjusted their production capacity through the reduction of production lines and personnel. If the market for semiconductor and component test systems and mechatronics systems were to suddenly expand, Advantest would require significant increases in production capabilities including personnel, as well as materials, components and supplies from suppliers, in order to fully capitalize on such expansion. The failure of Advantest to adjust to such unanticipated increases in demand for its products during the period of recovery in demand could result in Advantest losing one or more of its existing large-volume customers or losing the opportunity to establish a strong relationship with potential large-volume customers with which it currently does little or no business. Such failure may adversely affect Advantest’s future market share and its financial results.

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

•	test solutions of non memory semiconductors that incorporate more advanced memory semiconductors, logic and analog circuits;

•	test solutions of power semiconductors that control small and large motor drives;

•

solutions for complexed IC incorporating RF, logic and memory chips in a single package in order to achieve IC with advanced 3D integration as well as downsizing and technical advantages, with TSV technology;

•	mechatronics-related products which transport devices faster, more accurately and more stably;

•	test solutions of testing technologies that employ self-test circuit designs incorporated into semiconductor chips;

•	test solutions of testing technologies that employ test circuit designs for Device Under Test (DUT);

•	introduction of mechatronics products that respond to reduced testing time resulting from advances in customers’ back-end testing;

•	prompt response and quick repair in the event of failure; and

•	total solutions that allow customers to reduce their testing costs.

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

Advantest’s dependence on certain subcontractors and its dependence on a sole source or a limited number of suppliers for its components and parts may prevent it from delivering products that meet specifications on a timely basis

Advantest relies on subcontractors to perform some of the assembly requirements for its products. In addition, many of the components used in Advantest’s semiconductor and component test systems and mechatronics systems are produced by suppliers based on Advantest’s specifications. Advantest’s reliance on these subcontractors and suppliers gives it less control over the manufacturing process and exposes it to significant risks, especially inadequate manufacturing capacity, late delivery, substandard quality, lack of labor availability and high costs. In addition, Advantest depends on a sole source or a limited number of suppliers for a portion of its components and parts. Advantest does not maintain long-term supply agreements with most of its suppliers, and it purchases most of its components and parts through individual purchase orders. If a supplier becomes unable to provide components or parts in the volumes needed and at acceptable prices, or if a supplier withdraws from business thereby stopping production or sales of custom or general components and parts that Advantest uses or will use in the future, Advantest would have to identify and procure acceptable replacements. Advantest may lose its capacity to supply test systems if it becomes unable to procure acceptable replacements. Furthermore, the markets for semiconductors and other specialized components have, in the past, experienced periods of inadequate supply to meet demand. Moreover, there may be a shortage of components if a large scale natural disaster or electricity shortage occurs. The process of selecting subcontractors or suppliers and of identifying suitable replacement components and parts is lengthy and may result in Advantest being unable to deliver products meeting customer requirements in a timely manner. Advantest has, in the past, been unable to deliver its products according to production schedules primarily due to the inability of suppliers to supply components and parts based on Advantest’s specifications and by other shortages in components and parts. Moreover, a deterioration in the financial position of Advantest’s subcontractors or suppliers reflecting the decline in the economic environment may result in certain subcontractors and suppliers being unable to meet Advantest’s requirements.

Advantest faces substantial competition in its businesses and, if Advantest does not maintain or expand its market share, its business may be harmed

Advantest faces substantial competition throughout the world. Advantest’s primary competitors in the semiconductor and component test system market include, among others, Teradyne, Inc., LTX-Credence Corporation, DHK Solution Corporation, UniTest Inc. and EXICON Ltd. In the mechatronics system related market, Advantest also competes with Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing, Inc. in test handler devices, and with TSE Co., Ltd. and Secron Co., Ltd. in device interfaces. Some of Advantest’s competitors have greater financial and other resources than Advantest.

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

Advantest may not realize the full anticipated benefits of the integration with Verigy

Advantest acquired Verigy in July 2011 and fully integrated with Verigy in April 2012. Advantest believes that the integration with Verigy enables it to better satisfy customer needs through the development and sale of a wider variety of high quality products, and to better address customer needs through technological innovation that is supported by a stable financial base, leading to continued growth amidst a rapidly changing semiconductor market.

However, integrating the business of two different companies is complex, and unifying certain operating processes will require more time. Furthermore, the integration may not realize the anticipated benefits even if operating processes are successfully unified. The difficulties in integrating the two businesses may arise during various stages of the integration, including the following:

•	consolidation of the two companies’ differing research and development, manufacturing, sales, maintenance processes and their systems;

•	the elimination of inefficiencies that may arise out of overlapping departments and processes between the two companies; and

•	the integration of two companies with differing corporate cultures and languages.

If difficulties arise in connection with the integration, including those mentioned above, Advantest’s future financial results may be adversely affected.

Advantest has also granted stock options to employees that Advantest took over from Verigy in July 2011. If the employees exercise their stock options on a large scale, voting rights of Advantest’s shareholders, total assets per share and share price may be diluted as a result.

Advantest’s largest customers currently account for a significant part of its net sales and, in addition to the risk of Advantest’s business being harmed by the loss of one or more of these customers or changes in their capital expenditures, Advantest may not be able to recover its accounts receivables if its largest customers experience a deterioration in their financial position

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers. A small number of such major customers currently account for a significant portion of its net sales. Sales to Advantest’s largest customer as a percentage of its total sales were approximately 20% in fiscal 2010, approximately 29% in fiscal 2011 and approximately 14% in fiscal 2012. Sales to Advantest’s five largest customers accounted for approximately 49% of its total sales in fiscal 2010, approximately 56% in fiscal 2011 and approximately 37% in fiscal 2012. The loss of one or more of these major customers or changes in their capital expenditures could materially harm Advantest’s business. Furthermore, if Advantest’s major customers experience deterioration in their financial position and are unable to fulfill their payment obligations to Advantest in accordance with the applicable terms, Advantest’s business, results of operations and financial position may be adversely affected.

Advantest’s product lines are facing significant price pressure

Price pressure on Advantest’s businesses is adversely affecting Advantest’s operating margins. Irrespective of the trend in the demand for semiconductors, there is ongoing price pressure on semiconductors, which puts continuous pressure on the market price for products in the Semiconductor and Component Test System Segment and Mechatronics System Segment. Especially with the ongoing slowdown in the semiconductor industry, price pressure is salient. During these periods, semiconductor manufacturers and test houses, which are Advantest’s customers, seek to increase their production capacities while minimizing their capital expenditures. In addition, increased competition in the market for digital consumer products, personal computers, mobile devices such as tablet-types devices and smartphones has driven down prices of these goods, subsequently creating significant price pressure on Advantest’s product lines. If prices of semiconductors continue to decline, customers may postpone capital expenditures on new equipment by remodeling or adapting the usage of existing equipment. If price pressure further increases in the future, Advantest’s financial condition and results of operations may be adversely affected.

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

Fluctuations in exchange rates could reduce Advantest’s profitability

The majority of Advantest’s net sales derive from products sold to customers located outside of Japan. Of Advantest’s fiscal 2012 net sales, 89.4% were from products sold to overseas customers. Most of Advantest’s products are manufactured in Japan, but approximately 59% of Advantest’s net sales in fiscal 2012 were derived from currencies other than the Japanese yen, predominantly the U.S. dollar. If the Japanese yen becomes strong relative to foreign currencies (mostly U.S. dollar and, to a much lesser extent, other currencies), it would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies, which could hurt sales in those countries.

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

If Advantest’s main facilities for research and development, production or information technology systems for its businesses, or the facilities of its subcontractors and suppliers, were to experience catastrophic loss, its results of operations would be seriously harmed

Advantest’s main facilities for research and development for its Semiconductor and Component Test Systems and Mechatronics System Segments production, as well as many of Advantest’s service bases, are located in Japan and particularly concentrated in Gunma Prefecture and Saitama Prefecture. In addition, the main system server and the network hub are maintained in system centers approved by the Information System Management System, or ISMS, and local network servers are located in certain operations offices in Japan. As most recently evidenced by the Great East Japan Earthquake in March 2011, Japan is a region that is susceptible to frequent earthquakes.

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

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with conducting business internationally because it sells its products, and purchases parts and components from around the world. In fiscal 2012, 67.1% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consisted of sales in Taiwan, the People’s Republic of China and Korea, 15.5% from the Americas and 6.8% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the Americas, Europe, and Asian countries, including Singapore, Taiwan, the People’s Republic of China and Korea, and some of Advantest’s suppliers are also located overseas. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

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

Advantest may not be able to recover its capital expenditures

Advantest continues to make capital expenditures. From fiscal 2012 through fiscal 2013, Advantest built a new factory in South Korea in order to increase its share of sales to major Korean customers. The factory began operating in May 2013. Advantest may not be able to recover the capital expenditures for such projects within the assumed timeframe, or at all, if it cannot achieve the assumed volume of sales due to customers cutting back on capital expenditures or if intense competition with competitors results in a reduction in unit prices. In such event, the asset would be subject to impairment, which may have an adverse impact on Advantest’s profitability.

If a natural disaster comparable to the Great East Japan Earthquake were to occur, Advantest’s business may suffer

If a natural disaster comparable to the Great East Japan Earthquake, which struck on March 11, 2011, were to occur, resulting in suppliers’ facilities being destroyed, the supply of public utilities such as electricity, gas, and water to suppliers’ facilities being cut, or there is a shortage of necessary energy supply for domestic industry, Advantest may not be able to procure necessary components or parts, and may be unable to meet market demand for the supply of its products. Furthermore, market trends for the semiconductor industry, and finished products that are closely related to semiconductors, such as household electric appliances, various computer equipment and automobiles, may become uncertain. Advantest’s business may be adversely affected as a result of these factors.

If a large quantity of radioactive material is released as a result of substantial damage to a nuclear power plant caused by an aftershock or a tsunami similar to the accident that occurred at the Fukushima Daiichi Nuclear Power Station, and Advantest’s products are contaminated with radioactive substances, the radiation levels where Advantest’s major production facilities are located exceed national radiation standards, or electricity supply becomes unstable for long periods of time due to a shut-down of nuclear plants, Advantest may be unable to meet market demand for the supply of its products, or the competitiveness of its products may be impaired and Advantest’s business may be adversely affected.

Advantest’s business may be negatively affected by factors relating to its marketing and sales capabilities and its branding

Advantest’s business may be negatively affected by factors relating to its marketing and sales capabilities and its branding, including:

•	the long selling process involved in the sale of semiconductor and component test systems and mechatronics system;

•	the relatively small number of total units sold in the semiconductor and component test system and mechatronics system market;

•	order cancellations or postponement of capital expenditures by customers;

•	delays in collection of accounts receivable, increases in losses resulting from bad debt or increases in provisions for doubtful receivables, reflecting the financial condition of customers;

•	increases in required provisions for product warranty costs and write-downs of inventory; and

•	any real or perceived decrease in performance and reliability of Advantest products, which could lead to a decline in Advantest’s reputation.

Chemicals used by Advantest may become subject to more stringent regulations, and Advantest may be required to incur significant costs in adapting to new requirements

Advantest uses chemicals in the manufacturing of its products, the manufacture, processing and distribution of which are subject to environmental related laws, regulations and rules of Japanese governmental agencies, as well as by various industry organizations and other regulatory bodies in other countries. These regulatory bodies may strengthen existing regulations governing chemicals used by Advantest and may also begin to regulate other chemicals used by Advantest. While Advantest is taking measures to eliminate toxic substances included in parts used to manufacture its products, Advantest uses solder, which contains lead for mounting electronic parts and components for its products, in order to ensure the reliability of its products as a matter of priority. Further, as a method to cool some of its semiconductor and component test systems and mechatronics systems, Advantest uses fluorinated liquid which use is not currently regulated by laws. Advantest believes that it is in compliance with regulations with respect to the use of chemicals by promoting environmental policies for its products with the focus on ensuring the safety and the reliability of its products; however, Advantest must be prepared to adapt to regulatory requirements in all relevant countries as requirements change. Advantest may be required to incur significant cost in adapting to new requirements. Any failure by Advantest to comply with applicable government or industry regulations could result in restrictions on its ability to carry on with or expand sales of its products.

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

Damage, interference or interruption to Advantest’s information technology networks and systems could hinder business continuity and lead to substantial costs or harm Advantest’s reputation

Advantest relies on various information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, including confidential data, and to carry out and support a variety of business activities, including manufacturing, research and development, supply chain management, sales and accounting. Advantest has the Information Security Committee and Legal and General Affairs Department to create policies on information security measures. The IT section builds and operates the information and technology network and system based on the above-mentioned policies. However, attacks by hackers or computer viruses, wrongful use of the information security system, careless use, accidents or disasters could undermine the defenses established by Advantest and disrupt business continuity, which could not only risk leakage or tampering of information but could also result in a legal claim, litigation, damages liability or an obligation to pay fines. If this were to occur, Advantest’s reputation could be harmed, Advantest could incur substantial costs, and it may have a material adverse effect upon Advantest’s financial condition and results of operation.

Product defects and any damages stemming from Advantest’s product liability could harm Advantest’s reputation among existing and potential customers and could have a material adverse effect upon Advantest’s business results and financial condition

Advantest manufactures its products in accordance with internationally accepted quality control standards such as ISO 9000. However, Advantest cannot guarantee that there are no defects in its products. Advantest maintains product liability insurance, but cannot guarantee that such insurance will sufficiently cover the ultimate amount of damages with respect to Advantest’s liabilities. Large scale accidents due to product defects or any discovery of defects in its products could harm Advantest’s reputation for not adequately addressing defects, could cause Advantest to incur higher costs, could result in claims for damages and could have a material adverse effect upon Advantest’s business results and financial condition.

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

Advantest applies its capital expenditures chiefly to developing new products, streamlining production, expanding its production capacity and capital leases to its customers. Advantest’s capital expenditures were ¥3.8 billion, ¥7.0 billion and ¥12.6 billion in fiscal 2010, 2011 and 2012, respectively. The fiscal 2012 amount includes capital expenditures to build the new factory in Korea.

On July 4, 2011, Advantest acquired all of the outstanding shares of common stock of Verigy at US$ 15.00 per share, pursuant to which Verigy became a wholly-owned subsidiary of Advantest. The total purchase price was ¥78.7 billion. In April 2012, Advantest reorganized its subsidiaries and fully integrated with Verigy.

The Company’s principal executive offices are located at Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan. The Company’s telephone number in Japan is (81-3) 3214-7500.

The Company’s agent in the United States is Advantest America Inc., located at 3061 Zanker Rd., San Jose, CA 95134 U.S.A.

4.B.	BUSINESS OVERVIEW

Overview

As of June 27, 2013, Advantest is comprised of the Company and its 34 consolidated subsidiaries and one investee which is accounted for by the equity method. Advantest conducts its business in the following segments:

•	Semiconductor and Component Test System Segment;

•	Mechatronics System Segment, focusing on peripheral devices, including test handlers and device interfaces; and

•	Services, Support and Others Segment.

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

Sales by Segment

The following table illustrates net sales by each segment for the last three fiscal years.

	Fiscal 2010		Fiscal 2011		Fiscal 2012
Segment	Sales (in millions)%		Sales (in millions)%		Sales (in millions)%
Semiconductor and Component Test System Segment	¥69,333	69.6	¥105,608	74.9	¥101,119	76.1
Mechatronics System Segment	18,515	18.6	20,616	14.6	13,653	10.3
Services, Support and Others Segment	14,166	14.2	18,807	13.3	20,077	15.1
Intercompany transactions elimination	(2,380)	(2.4)	(3,983)	(2.8)	(1,946)	(1.5)

Total Net Sales	¥99,634	100.0%	¥141,048	100.0%	¥132,903	100.0%

Industry Overview

Advantest offers products in semiconductor and component test systems, mechatronics systems, and services, support and others. Advantest’s main customers are semiconductor manufacturers, foundries and test houses. Advantest believes that the following factors promote growth of the business carried out by its main customers:

•	the move to lower-cost, smaller, faster and more powerful and energy-efficient semiconductors and electronic components;

•	the increase in demand for communication devices such as tablet-type devices and smartphones;

•	the increase in demand for higher performance servers and personal computers;

•	the increase in demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players, electronic books and application products for automobiles;

•	the increasing levels of wireless high-speed data transmission worldwide reflecting the expansion of the mobile device industry;

•	the increasing demand for electronic devices that incorporate semiconductor and communications technologies in developing countries;

•	the development of higher speed and high capacity communications infrastructure; and

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

Semiconductor sales have increased significantly over the long-term. However, semiconductors, particularly memory semiconductors, have experienced significant cyclical variations in growth rates. According to World Semiconductor Trade Statistics (WSTS), worldwide semiconductor sales in 2008 decreased by approximately $7.0 billion or 2.8% compared to the previous year to approximately $248.6 billion, mainly due to the substantial decline in the price of memory semiconductors. Sales in 2009 also decreased compared to the previous year, by approximately $22.3 billion or 9.0% to approximately $226.3 billion, mainly due to the slow economy persisting since the previous year. Sales in 2010 increased compared to the previous year, by approximately $72.0 billion or 31.8% to approximately $298.3 billion, mainly due to increased demand for electronic components in developing nations. Sales in 2011 increased compared to the previous year, by approximately $1.2 billion or 0.4% to approximately $299.5 billion, mainly due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products. Sales in 2012 decreased compared to the previous year, by approximately $8.0 billion or 2.7% to approximately $291.6 billion, because the effects of the debt crisis in Southern European countries brought about a further sense of stagnation. The following table sets forth the size of the market for memory semiconductors, non memory semiconductors and all semiconductors between 2008 and 2012 and the projected market size between 2013 and 2015 as compiled and estimated by WSTS as of June 2013.

	Actual Year ended December 31,					Projections for Years ending December 31,
	2008	2009	2010	2011	2012	2013	2014	2015
	(in millions)
Memory	$46,348	$44,797	$69,614	$60,749	$56,995	$60,360	$62,182	$63,946
Non memory	202,255	181,516	228,701	238,772	234,567	237,406	250,724	260,957

Total	$248,603	$226,313	$298,315	$299,521	$291,562	$297,766	$312,906	$324,903

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

The semiconductor market experienced negative growth in 2008 for the first time in seven years primarily due to the global economic crisis and further declined in 2009 reflecting the conditions continuing from the previous year. The market significantly recovered in 2010 compared to the previous year, due to a surge in demand for electronic equipment in developing nations. In 2011, the market only increased slightly compared to the previous year due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products. The market for memory semiconductors decreased by 6.2% in 2012 as compared with 2011, after which it is expected to grow by approximately 6% in 2013, by approximately 3% in 2014 and by approximately 3% in 2015, according to estimates by WSTS. WSTS expects that the market for memory semiconductors will grow to approximately $63.9 billion in 2015. Advantest believes that demand for memory semiconductors will be generated in the foreseeable future by the prevalence of DDR3-SDRAM, the next generation DDR4-SDRAM, flash memory and other high-end semiconductors. WSTS estimates that the non memory semiconductor market will grow by approximately 1% in 2013, by approximately 6% in 2014 and by approximately 4% in 2015. WSTS expects that the market for non memory semiconductors will grow to approximately $261.0 billion in 2015. Advantest believes that the demand for non memory semiconductors will depend on consumer products such as smartphones and tablet-type devices, and will continue to grow in the foreseeable future, led by the further prevalence of, and new developments in, digital consumer products and personal computers.

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

•

requirements of communications network equipment, such as network routers, switches and base stations, as well as wireless handsets and other Internet access devices, to enable advances in Internet hardware and software applications, increases in infrastructure performance and simplification and miniaturization of Internet access devices; and

•

the move from vehicles with internal combustion engines to hybrid or electric vehicles partially or wholly driven by electric motors in response to society’s increasing call for environmental measures and greater energy efficiency.

Demand for personal computers, servers, smartphones and tablet-type devices with higher performance and capabilities are also driving changes in the memory semiconductor sector. This demand is causing manufacturers to shift to the production of the DDR4-SDRAM high-speed data transfer memory semiconductor, and to further expand production of lower power LPDDR2/3 for mobile devices and large capacity and nonvolatile and high-speed read or writable flash memory semiconductors. Advantest believes that this shift is creating demand for test systems for memory semiconductors capable of handling these new types of memory semiconductors, as well as contributing to a reduction in testing costs. In addition, Advantest believes that additional demand for mechatronics systems, including test handlers and device interfaces connecting semiconductor devices and semiconductor test systems, will be created and will grow in line with advances in semiconductor technologies.

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

Technological Innovation in Manufacturing Processes

One of the innovations in semiconductor manufacturing processes is the use of 300 millimeter wafers. Wafers are circular flat pieces of silicon from which multiple semiconductor chips are made using photo-etching and other manufacturing processes. The use of 300 millimeter wafers allows manufacturers to increase semiconductor production per wafer twofold or more when compared to production using the conventional 200 millimeter wafers. From 2007, investment has remained at low levels mainly due to factors such as excess supply and increased price competition. However from the latter half of 2010, as a result of a rapid expansion of the mobile device market which resulted in an increase in the manufacture of low power memory, capital expenditures related to 300 mm wafers have increased, and demand for new semiconductor and component test systems and test handlers has been increasing.

New Testing Technologies

Semiconductor designers and manufacturers are striving to further reduce costs in connection with manufacturing semiconductors, especially the cost of testing semiconductors. Thus, there is a stronger demand for semiconductor test systems that can simultaneously test more semiconductors and accommodate a larger number of pins at higher speeds and with high throughput capabilities. On the other hand, there is an increasing pressure on semiconductor test systems to be energy efficient, smaller in size and less expensive. In order to respond to this demand, semiconductor test system manufacturers are taking measures to reduce semiconductor test system costs by making the development and manufacturing process of semiconductor test systems more efficient, strengthening peripheral devices such as test handlers and device interfaces and improving service and support systems. Certain semiconductors are now tested in a simplified manner in which self-test technologies are designed into circuits, or are tested in a manner that is close to actual operation by using firmware used to operate final products or even sold without being tested. Furthermore, semiconductors that use TSV (Through-Silicon Via) technology, a via that penetrates the Si chip, has reached the stage of practical application. Advantest believes that it has become increasingly important for semiconductor test systems to ensure the reliability of semiconductors since semiconductors are expected to become more complex and advanced going forward.

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

Business Strategy

Advantest is currently facing a challenging business environment primarily due to the recent downturn in the global economy and weakened demand for semiconductors. In order to create a stable foundation amidst the fast-changing and challenging semiconductor market, on July 4, 2011, Advantest acquired Verigy, pursuant to which Verigy became a wholly-owned subsidiary of Advantest. In April 2012, Advantest reorganized its subsidiaries and fully integrated with Verigy. Furthermore Advantest has established the following core business goals to achieve mid- to long-term growth:

•	focusing on the development of semiconductor test systems which can respond to changes in capabilities of memory and non memory semiconductors;

•	increasing its market share for test systems for non memory semiconductors and maintaining its large market share for test systems for memory semiconductors;

•	increasing its market share for test handlers for memory and non memory semiconductors;

•	developing, designing and supplying high quality device interfaces in a shorter period of time;

•	reducing product cost of goods to withstand price pressures on products;

•	enhancing its operating efficiency to improve profitability through promotion of production innovations;

•	strengthening its ability to provide comprehensive solutions to satisfy customer needs; and

•	promoting the development and establishment of new businesses in the measuring instruments field outside of its semiconductor-related business.

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

Strengthen the test system business for non memory semiconductors

Advantest believes that in 2012 the market for test systems for non memory semiconductors was approximately six times the size of the market for test systems for memory semiconductors. Advantest has therefore devoted its resources to develop test systems and modules for non memory semiconductors to meet the demands of a large number of manufacturers for the testing of a wide variety of non memory semiconductors.

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

Advantest acquired Verigy, then Advantest reorganized its subsidiaries and integrated with Verigy

On July 4, 2011, Advantest acquired all of the outstanding shares of common stock of Verigy, a leading manufacturer of semiconductor test systems, which became a wholly-owned subsidiary of Advantest. In April 2012, Advantest reorganized its subsidiaries and fully integrated with Verigy, and currently sells Verigy’s products under the Advantest brand. The purpose of this acquisition and business combination is mainly threefold as set out below.

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

Products

As of fiscal 2012, Advantest’s main products are products developed, manufactured and sold in the Semiconductor and Component Test System Segment and Mechatronics System Segment. They are as follows:

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

Category	Fiscal 2010	Fiscal 2011	Fiscal 2012
	(in millions)
Test systems for memory semiconductors	¥30,016	¥25,913	¥17,751
Test systems for non memory semiconductors	39,317	79,695	83,368

Total	¥69,333	¥105,608	¥101,119

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

Compatibility . Test systems for memory semiconductors that are compatible with predecessor systems cut down on the time required to develop new test programs and otherwise allow for effective utilization by customers of existing resources.

Quality. Quality is determined by the reliability of test results produced and whether the equipment can maintain stable operation under different testing environments.

Advantest estimates that its market share in test systems for memory semiconductors was approximately 62%, 57% (which includes Verigy for 2011) and 63% in 2010, 2011 and 2012, respectively, as a result of increasing capital expenditure in test systems for DRAM semiconductors. Advantest has a substantially larger market share in test systems for DRAM memory semiconductors than in test systems for flash memory semiconductors. Advantest is currently seeking to increase its market share in test systems for flash memory semiconductors.

Advantest’s main product lines of test systems for memory semiconductors are the T5500 series, the T5300 series, the T5700 series, HSM series and V6000 series.

T5500 Series. The T5588 is a test system for mass production suitable for testing speeds of up to 800 Mbps for DDR3-SDRAM cell testing and LPDDR. The T5503 and T5503A are memory semiconductor test systems suitable for the mass production of DDR3-SDRAM, LPDDR2 and LPDDR3 (1 Gbps-2 Gbps class high-speed memory semiconductors). The T5511, which is the top of the range model in the T5500 series, is a memory semiconductor test system which can handle testing speeds of up to 8 Gbps and is suitable for the evaluation and production of ultra-high-speed memory semiconductors such as DDR4-SDRAM and GDDR. The T5500 series are Advantest’s best selling line of test systems used for the back end testing of DRAM semiconductors.

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

HSM Series. The HSM series are test systems developed by Verigy for the research and development and mass production of high-speed DRAM. The products in this series are capable of test speeds from 2 Gps to 8 Gps. Products can be upgraded by exchanging certain parts or modules, allowing users to set up an optimal system in a timely manner for minimal cost as memory device speeds increase.

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

Test Systems for Non Memory Semiconductors

Advantest’s main line of test systems for non memory semiconductors relates to test systems for SoC semiconductors, test systems for LCD driver integrated circuits, test systems for image sensor and test systems for semiconductors used in car electronics. Test systems for SoC semiconductors test SoC semiconductors that combine circuits such as digital, analog, memory and RF circuits on a single semiconductor chip. Test systems for LCD driver integrated circuits test semiconductors with specific functions, such as LCD driver integrated circuits that display images on LCD panels. The factors that are important to customers in the performance and other characteristics of test systems for memory semiconductors described above also apply to test systems for non memory semiconductors. Advantest’s market share in test systems for non memory semiconductors was approximately 18% in 2010, approximately 47% (which includes Verigy for 2011) as a result of the integration with Verigy in 2011 and reached approximately 50% in 2012.

Advantest’s main product lines of test systems for non memory semiconductors are the T2000, the V93000 series and the T6300 series.

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

V93000 Series. The V93000 series are non memory semiconductor test systems developed by Verigy, using a test module structure. These products feature test processor per pin architecture and scalable platform and as a result of higher performance and lower test costs, Advantest believes that these products are capable of expanding their share of the non memory semiconductor test system market. The main modules in the lineup are the top of the line 12.8 Gbps digital module, 6 GHz BW analog module, 6 GHz RF module and DC module.

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

Test Handlers for Memory Semiconductors. The M6242 and M6243 test handlers for test systems for memory semiconductors, including DDR3-SDRAM, can handle up to 512 semiconductors at a time. Their maximum throughput is 42,200 semiconductors per hour through the use of a new high-speed handling technology that shortens the time between tests to approximately half of the time associated with Advantest’s ordinary model. In addition, the M6242 and M6243 have a built-in temperature control device which can minimize the temperature fluctuation within a 1.5°C range for temperatures between -10°C and 100°C. Advantest also has other test handler product line for test systems for memory semiconductors that meet varying cost and functional needs of its customers.

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

The M4741A employs the vision alignment system which enables high-accuracy positioning of contact sockets for small sized/narrow-pitched integrated circuits used in cellular phones and other products. Through the adoption of the vision alignment system, various types of measurement device can be operated under certain conditions without switching the change kit. M4742A realizes a reduction in contact pitch exchange time in handling of various products, visualization of operation screen, visibility check of internal devices, and improvement of operability, hence contributing to the reduction of test costs.

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

Customers

Advantest’s semiconductor and component test systems and mechatronics systems are shipped and delivered to world’s leading semiconductor manufacturers, as well as foundries and test houses. Sales to INTEL Corporation and Hynix Semiconductor Inc. in fiscal 2010, INTEL Corporation and Samsung Electronics Co., Ltd. in fiscal 2011 and INTEL Corporation in fiscal 2012 accounted for 10% or more of Advantest’s net sales in each of those respective years. Advantest’s five largest customers, all of which are semiconductor and component test system customers, accounted for approximately 49% of net sales in fiscal 2010, approximately 56% in fiscal 2011 and approximately 37% in fiscal 2012.

Geographic Sales

Of Advantest’s fiscal 2012 net sales, 89.4% were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales, for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped.

	Fiscal 2010		Fiscal 2011		Fiscal 2012
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥22,398	22.5	¥16,095	11.4	¥14,045	10.6
Asia (excluding Japan)	65,706	65.9	88,196	62.5	89,214	67.1
Americas	9,278	9.3	29,742	21.1	20,583	15.5
Europe	2,252	2.3	7,015	5.0	9,061	6.8

Total	¥99,634	100.0%	¥141,048	100.0%	¥132,903	100.0%

Japan. Advantest’s Japanese memory semiconductor market share in 2012 decreased to approximately 35% from approximately 73% in 2011 (which includes Verigy) due to the low sales of test systems for DRAM memory semiconductors that were affected by the weakening of the DRAM industry. Advantest’s Japanese non memory semiconductor market share in 2012 increased to approximately 54% from approximately 48% in 2011 (which includes Verigy). Sales of SoC semiconductors in the Japanese non memory semiconductor market were led by peripheral devices predominantly consisting of Blu-ray disc recorders and flat-panel TVs in fiscal 2010, but fiscal 2011 was a significant change and sales were led by analog/power devices and CMOS image sensor devices. Sales continued to be led by analog/power devices and CMOS image sensor devices in fiscal 2012. Advantest is working to maintain and expand its large market share in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles. Since fiscal 2011 Japan’s semiconductor manufacturers have been increasingly outsourcing its manufacturing to Taiwan, Korea and China rather than investing in-house, and Advantest has also been actively pursuing outsourcing its manufacturing support overseas.

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

Americas. Advantest’s marketing efforts in this region are centered in the United States, which accounted for approximately 16% of its total sales in fiscal 2012. Advantest’s market share of semiconductor and component test systems sold in the U.S. in 2011 was approximately 63% (which includes Verigy) and remained at the same level at approximately 64% in 2012. Semiconductor and component test systems are marketed and sold in the Americas primarily through Advantest’s subsidiary, Advantest America, Inc.

Europe. Sales in Europe constituted approximately 7% of Advantest’s sales in fiscal 2012. Advantest’s market share of semiconductor and component test systems sold in Europe in 2012 increased to approximately 59% from approximately 40% in 2011 (which includes Verigy) due to the strong sales of non memory test systems. Advantest’s principal European markets are Germany, Italy and France.

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

•

Call Center Support. Advantest previously offered call center support services for hardware and software in Japan. However, as a result of the integration with Verigy, Advantest now offers call center support services to customers in Japan, Singapore, the U.S. and Germany.

•

Internet Support. The Advantest customer support website offers maintenance tips and access to a database with possible solutions to semiconductor and component test system problems. Advantest customers can also make online requests for maintenance work and check the status of equipment sent in for repair through Advantest’s web page.

•

Repairs and Parts. Requests for repairs or parts can be made through the Advantest website or by phone. In addition, Advantest has in place a system that aims to deliver parts anywhere in the world within 4 hours, 24 hours or 72 hours, based on maintenance contracts, etc., the customers’ requests and the urgency of the request. Equipment for maintenance is located in Germany, Singapore and Japan to supplement each other in the event of a major natural disaster. To provide for quick and efficient repairs, Advantest’s repair factories in Japan serve as the hub, and those in Germany, Singapore, the U.S., Korea, Taiwan and China also undertake repairs of test boards.

•

System Monitoring. Advantest can build system monitoring functions into semiconductor and component test systems. These functions allow Advantest’s engineers and customers to monitor the operating status as well as the status and history of malfunctions of semiconductor and component test systems, enabling rapid and efficient repairs.

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

If the production or sale of custom or general components or parts that Advantest uses or plans to use in the future use is terminated for reasons such as a supplier’s withdrawal from business, Advantest may lose its capacity to supply its test systems.

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

Competition

Advantest faces substantial competition throughout the world in all of their business segments. In particular, competition in the semiconductor and component test system market is currently intensifying, which may lead to restructuring within the industry and certain companies may be eliminated or consolidated. Advantest believes that the principal factors of competition are:

•

Performance. The performance of products is determined by their accuracy, test speed, throughput and ability to test semiconductors with large pin counts. High performance products reduce the customer’s cost of testing.

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

•	Software. Products that use software that is easier to use and more powerful reduce the amount of engineering resources needed to develop and operate test programs.

•	Customer Support. Customer-specific applications programs, worldwide service and customer training contribute to the efficient use of products and minimize the customer’s cost of testing.

•

Qualified Technical Personnel. Having in place a team of highly qualified engineers and other customer service and support personnel is essential for securing sales and maintaining and developing strong relationships with key customers.

According to a report issued by a research company, from 2008 to 2010, Teradyne, Inc. held the highest share in the semiconductor test systems industry. In 2011 and 2012, Advantest achieved the highest share (which includes Verigy for 2011). Teradyne, Inc. held the second largest share followed by LTX-Credence Corporation.

Some of Advantest’s other competitors include DHK Solution Corporation, UniTest Inc. and EXICON Ltd. In addition, Advantest also competes in the mechatronics system market with, among others, Delta Design, Inc., Seiko Epson Corporation, Mirae Corporation and TechWing Inc. for test handlers, and TSE Co., Ltd. and Secron Co., Ltd. for device interfaces. In addition, in the Services, Support and Others Segment, Advantest has been competing with companies providing similar services. It also has been suggested by customers that Advantest competes with start-up companies with newer technologies or products in the market for both the test systems for memory semiconductors and test systems for non memory semiconductors.

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

Advantest’s primary environmental activities during fiscal 2012 are as follows:

•

ISO 14001 Certification. Advantest has received ISO 14001 Uniform Certification for all eight of its domestic manufacturing and research and development facilities. With respect to its overseas manufacturing and research and development activities, principal facilities in Asia, Europe and North America regions are receiving ISO 14001 Uniform Certification.

•

Environmental Measures for Products. In order to actively develop environmentally friendly lines of products, Advantest conducts environmental assessments of all its new products from their development stages. In fiscal 2012, nine models complied with Advantest’s internal environment-oriented design standards, and have qualified as environmentally friendly “Green” products.

•

Reduce Waste. Advantest has implemented a recycling program and introduced liquid waste disposal capabilities at its facilities. Through such initiatives, Advantest’s waste volume was a total of 397 tons in fiscal 2012.

•

Use of Safe Components. Advantest has established an internal procurement standard for parts and components and has procured parts and components for its new products that do not contain specified toxic substances. Primarily reflecting the foregoing, Advantest has eliminated most regulated toxic substances from approximately 98% of the surface-mounted components on its new products in 2012, except lead solder, which is used for mounting parts and components for its products.

•

Prevention of Global Warming. Through the use of energy efficient equipment and the re-evaluation of manufacturing processes, Advantest strives to reduce levels of carbon dioxide emissions resulting from energy consumption relating to its business activities. Advantest’s carbon dioxide emissions was 25,972-CO2 tons in fiscal 2012.

As one of its activities designed to contribute to society and to the environment, Advantest implements reforestation of seedlings, both in Japan and overseas.

Advantest spent approximately ¥332 million during fiscal 2012 to further implement its environmental protection activities.

Advantest has been addressing issues of social contribution activities and environmental issues from a global perspective. With increased attention in recent years on corporate ethics, Advantest believes that it should focus even more on the issue of CSR (Corporate Social Responsibility). Accordingly, Advantest has established a CSR & Environmental Affairs Promotion Office and seven committees (Disclosure Committee, Personnel Mediation Committee, Information Security Committee, Internal Control Committee, Corporate Ethics Committee, Product Liability Committee and Safety and Health Committee), and engages in corporate social responsibility efforts.

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

As of June 27, 2013, Advantest had 11 Japanese subsidiaries, 23 overseas subsidiaries and one investee which is accounted for by the equity method. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

Name of Subsidiary	Country of Incorporation	Principal Activities
Advantest Laboratories Ltd.	Japan	Research and development of measuring and testing technologies

Japan Engineering Co., Ltd.	Japan	Development, manufacture and sales of Advantest’s products

Advantest Finance Inc.	Japan	Leasing Advantest’s products and sales of second-hand products

Advantest America, Inc.	U.S.	Development and sales of Advantest’s products

Advantest Europe GmbH	Germany	Development and sales of Advantest’s products

Advantest Taiwan Inc.	Taiwan	Sales of Advantest’s products

Advantest (Singapore) Pte. Ltd.	Singapore	Sales of Advantest’s products

Advantest Korea Co., Ltd.	Korea	Sales support of Advantest’s products

Advantest (China) Co., Ltd.	China	Sales support of Advantest’s products

*	Each of the subsidiaries listed above is a direct or indirect wholly-owned subsidiary of the Company.

4.D.	PROPERTY, PLANTS AND EQUIPMENT

Set forth below is a list of each of Advantest’s material properties, the use and location of the property and the approximate size of the property on which the facility is located.

Name	Location	Approximate Size (m2)	Use
Gunma R&D Center	Gunma, Japan	195,887	Research and development of semiconductor and component test systems and mechatronics systems

Saitama R&D Center	Saitama, Japan	56,978	Research and development for and manufacturing of mechatronics systems

Kitakyushu R&D Center	Fukuoka, Japan	5,461	Research and development of semiconductor and component test systems

Advantest Laboratory and Sendai Factory	Miyagi, Japan	66,904	Basic technology research, and research for and manufacturing of key devices installed in semiconductor and component test systems
Gunma Factory	Gunma, Japan	88,512	Manufacture of semiconductors and component test systems and test handlers

Gunma Factory 2	Gunma, Japan	93,112	Manufacture of semiconductor and component test systems and device interfaces

Advantest Korea Co., Ltd. Cheonan factory	Chungcheongnam-do, Korea	39,605	Manufacture of test handlers, probe cards, etc.

In addition to the above-mentioned manufacturing facilities, Advantest has a manufacturing facility in Malaysia, sales offices and customer support centers in various regions of the world, and owned or leased research facilities in Japan, the U.S., Germany and China. Advantest owns each of its significant properties.

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

The following discussion and analysis of Advantest’s financial condition and results of operations should be read with “Key Information—Selected Financial Data” and the audited consolidated financial statements for fiscal 2010, 2011 and 2012 as well as the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

Advantest manufactures and sells semiconductor and component test systems and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

The Semiconductor and Component Test System Segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines in the Semiconductor and Component Test System Segment include test systems for memory semiconductors and non memory semiconductors. Test systems for non memory semiconductors include test systems for SoC semiconductors, test systems for LCD driver ICs and test systems for semiconductors used in car electronics. This business segment is the most important segment, accounting for 76.1% of Advantest’s net sales in fiscal 2012.

The Mechatronics System Segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. This business segment accounted for 10.3% of Advantest’s net sales in fiscal 2012.

The Services, Support and Others Segment consists of comprehensive customer solutions provided in connection with the Semiconductor and Component Test Systems and Mechatronics System Segments, support services, equipment lease business and others. This business segment accounted for 15.1% of Advantest’s net sales in fiscal 2012.

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

In the business environment in which the Semiconductor and Component Test System Segment operates, in the early part of fiscal 2012, capital expenditure continued to strongly increase production capacity for semiconductors used in mobile devices such as smartphones and tablet computers. The markets thus performed well. From 2012 summer onward, however, PC demand dropped markedly. This caused the semiconductor market to slow down, and semiconductor manufacturers began restricting investments in manufacturing equipment. In addition, from the end of 2012, production levels of some mobile devices were adjusted. Consequently, overall, as of the end of fiscal 2012, the business environment worsened.

In this environment, Advantest actively marketed semiconductor testing equipment for mobile communications-related semiconductor applications—the largest segment for testing equipment and as a result, the company successfully gained market share. However, the semiconductor market slowdown and resultant capital expenditure restrictions made by semiconductor manufacturers led to decrease in net sales.

As a result of the above, net sales of the Semiconductor and Component Test Systems Segment totaled ¥101,119 million in fiscal 2012, a 4.3% decrease compared to that of fiscal 2011. For a detailed discussion of these factors, see “Information on the Company—Business Overview—Industry Overview.”

In the Semiconductor and Component Test System segment, the sales of non memory test systems performed strongly, driven by increasing testing demand for semiconductors used in mobile device applications. Demand for LCD driver IC testing systems grew due to higher resolution LCD screens being used in mobile devices. Also, test system demand increased for applications processors, baseband processors and other core mobile device ICs.

Demand for test systems for the memory semiconductor business in the Semiconductor and Component Test Systems Segment fell due to a drop in PC demand.

Advantest believes that price pressure with respect to semiconductor and component test systems tends to be the strongest during periods when semiconductor manufacturers are subject to price pressure despite an increase in demand for their products. Advantest continues to face significant price pressure. Even when the semiconductor industry experienced a recovery, increased competition in the market for digital consumer products and personal computers drove down prices of these goods, subsequently creating significant price pressure on its products and restriction on capital expenditure.

Mechatronics System Segment

In the Mechatronics System Segment, together with the drop in memory test system demand, device interface and test handler product demand, which is highly correlated to memory test systems, also fell.

Mainly as a result of the above, net sales of the Mechatronics System Segment totaled ¥13,653 million in fiscal 2012, a 33.8% decrease compared to that of fiscal 2011.

Services, Support and Others Segment

In the Services, Support and Others Segment, Advantest has focused on maintenance services such as installation and repair of Advantest’s products and lease and rental services of its products as a part of Advantest’s effort to provide customers with comprehensive solutions. In the Services, Support and Others segment, as the number of installed Advantest test systems continued to increase, demand for support services also showed stable growth.

As a result of the above, net sales of the Services, Support and Others Segment totaled ¥20,077 million in fiscal 2012, a 6.8% increase compared to that of fiscal 2011.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥21,197 million in fiscal 2010. In fiscal 2011, as a result of the integration with Verigy, research and development expenses were ¥30,303 million. In fiscal 2012, research and development expenses were ¥33,062 million. Consequently research and development expenses were 21.3%, and 21.5% and 24.9% of net sales, in fiscal 2010, 2011 and 2012, respectively.

Personnel

As of March 31, 2013, Advantest had a total of 4,575 full-time employees, an increase of 111 persons, or 2.5%, compared to March 31, 2012.

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

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. The strengthening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has the opposite effect. In the first quarter of fiscal 2010, the Japanese yen started from the low ¥90s to the dollar and strengthened to the high ¥80s to the dollar and appreciated to the low ¥80s to the dollar during the second half of the fiscal year. Immediately after the Great East Japan Earthquake on March 11, 2011, the Japanese yen appreciated to the ¥70s to the dollar, but then depreciated to the low ¥80s to the dollar by the end of fiscal 2010. In fiscal 2011, the appreciation of the yen continued, going from the low ¥80s to the dollar to the high ¥70s to the dollar after the second quarter and at one point reaching the ¥76 mark in the third quarter, the highest level since World War II. However, by the end of fiscal 2011, the Japanese yen had returned to the low ¥80s to the dollar. In fiscal 2012, the appreciation of the yen continued, starting from the low ¥80s to the dollar and strengthened to the high ¥70s to the dollar in the second quarter. However, in the third quarter the Japanese yen started to depreciate and returned to the low ¥90s to the dollar by the end of fiscal 2012.

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

Inventories

Advantest’s inventories consist of on-hand inventory, including inventory located at customer sites, and inventory that is on-order and subject to a contract that is non-cancelable. Advantest states its inventories at the lower of cost or market. Cost is determined using the average cost method. Advantest determines the market for finished goods by determining net realizable value and for raw materials by identifying replacement cost. Advantest reviews its inventories and determines the appropriate amount of any inventory write-downs periodically based on these reviews. Write-downs occur from the discontinuation of product lines, inventory in excess of estimated usage, the release of new products which renders inventory obsolete and declines in net realizable value of Advantest’s inventory leased to customers. Advantest recognizes inventory write-downs in cost of sales. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2013 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Advantest’s inventories increased by ¥2,013 million, or 6.7%, during fiscal 2012 to ¥31,849 million as of March 31, 2013.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation is computed principally using the straight-line method over estimated useful lives of the assets.

The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for tools, furniture and fixtures.

Depreciation expense was ¥3,977 million, ¥4,326 million and ¥5,778 million for the fiscal years 2010, 2011 and 2012, respectively.

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

In fiscal 2010, Advantest did not incur impairment of long-lived assets. In fiscal 2011 and 2012, Advantest recognized an impairment loss of ¥920 million and ¥134 million on certain building and land asset that was reclassified as assets held for sale.

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

Goodwill and Intangible Assets

Advantest reviews goodwill and intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The provisions of the accounting standard for goodwill and other intangibles allow Advantest to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. For our annual goodwill impairment test in the fourth quarter of fiscal 2012, Advantest performed a quantitative test for all of the reporting units. In the first step, Advantest compares the fair value of each reporting unit to its carrying value. Advantest’s reporting units are consistent with the reportable segments identified in Note 20 to the Consolidated Financial Statements. Advantest determines the fair value of its reporting units based on an income approach. Under the income approach, Advantest calculates the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and Advantest is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then Advantest must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then Advantest records an impairment loss equal to the difference.

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

Advantest’s annual goodwill impairment analysis indicated no impairments of goodwill. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment analysis, Advantest applied a hypothetical and approximate 10% decrease to the fair value of each reporting unit. As a result of the sensitivity analysis, as of March 31, 2013, Advantest does not have any reporting units that are at risk that the carrying amount of the reporting unit would reasonably likely exceed its fair value.

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

Trade Receivables

Advantest’s trade receivables, less allowance for doubtful accounts was ¥26,953 million as of March 31, 2013, as compared with ¥24,119 million as of March 31, 2012. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected.

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

At the end of fiscal 2012, Advantest decreased its allowance for doubtful accounts to ¥54 million, a decrease of ¥21 million from fiscal 2011. A reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the accounting period during which such collection takes place. Conversely, additional allowances may be necessary in the future if conditions in the industries of some of Advantest’s customers do not improve in the near-term.

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

Accrued warranty expenses were ¥1,889 million at March 31, 2013, a decrease of ¥240 million from ¥2,129 million at March 31, 2012.

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

Advantest has recorded ¥165 million, ¥583 million and ¥861 million as stock-based compensation expense in fiscal 2010, 2011 and 2012, respectively.

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

Pension related adjustments (net of tax) recognized in other comprehensive income (loss) for the years ended March 31, 2011, 2012 and 2013 were (¥121 million), (¥6,328 million), and (¥1,779 million), respectively. Pension related adjustments of (¥6,328 million) for the year ended March 31, 2012 were recognized due to the reduction of discount rate used to determine benefit obligations for Japanese plans and losses on plan assets.

Advantest has recorded ¥1,911 million, ¥2,251 million and ¥3,166 million as benefit cost in fiscal 2010, 2011 and 2012, respectively.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of valuation allowance. The valuation allowance in fiscal 2012 was increased by

¥8,884 million primarily due to increase of net operating loss carry forwards (“NOL”). The net (decreases) increases in valuation allowance increased ¥793 million and decreased (¥1,894) million for fiscal years 2010 and 2011, respectively.

As a result of acquisition Verigy on July 4, 2011, at March 31, 2012, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥59,694 million of which ¥31,800 million represents NOL. Advantest has also recorded a valuation allowance of ¥50,188 million, and as a result, net deferred tax assets were ¥9,506 million. At March 31, 2013, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥69,414 million of which ¥38,912 million represents NOL. Advantest has also recorded a valuation allowance of ¥59,072 million, and as a result, net deferred tax assets were ¥10,342 million. NOL carry forwards utilized were ¥554 million, ¥25 million and ¥14,728 million in fiscal years 2010, 2011 and 2012 respectively.

Although Advantest’s management believes that the amount of net deferred tax assets may be realized, this could change in the near term if estimates of future taxable income are revised and effect on the Company’s consolidated financial position and results of operations could be significant.

Income Taxes

Advantest recognizes the financial statement effects of tax positions when they are more likely than not, based on technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon settlement. Advantest recognizes interest and penalty accruals related to unrecognized tax benefits in income tax provision in the consolidated statements of operations.

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

Results of Operations—Fiscal 2012 Compared with Fiscal 2011

In April 2012, Advantest reorganized its international subsidiaries to create a new structure based on a principle of one company per country, and fully integrated with Verigy. Therefore, in fiscal 2012, it was difficult to calculate the amount of the effect of the integration with Verigy because operations were carried out in an integrated manner in each country. Additionally, Verigy’s results of operations for the first quarter of fiscal 2011 are not included in Advantest’s results of operations because it was prior to the acquisition.

Net Sales

Advantest’s net sales decreased by ¥8,145 million, or 5.8%, compared with fiscal 2011, to ¥132,903 million in fiscal 2012. This was primarily due to a slowdown in the semiconductor market and resultant capital expenditure restrictions made by semiconductor manufacturers. It is estimated that the fluctuations in exchange rates during fiscal 2012 contributed to an increase of Advantest’s net sales by ¥3,374 million in fiscal 2012.

The following is a discussion of net sales for Advantest’s Semiconductor and Component Test System, Mechatronics System and Services, Support and Others Segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2012, net sales of Advantest’s Semiconductor and Component Test System Segment accounted for 76.1% of total net sales. Net sales of Advantest’s Semiconductor and Component Test System Segment for fiscal 2012 decreased by ¥4,489 million, or 4.3%, compared with fiscal 2011, to ¥101,119 million. It is estimated that fluctuations in exchange rates during fiscal 2012 contributed to an increase of Advantest’s net sales in its Semiconductor and Component Test System Segment by ¥2,691 million.

Net sales of test systems for non memory semiconductors in fiscal 2012 increased by ¥3,673 million, or 4.6%, compared with fiscal 2011 to ¥83,368 million. This increase was mainly due to a steady growth in the sales of V93000 series test systems for SoC semiconductors.

Net sales of test systems for memory semiconductors in fiscal 2012 decreased by ¥8,162 million, or 31.5%, compared with fiscal 2011 to ¥17,751 million. This decrease was mainly due to a reduced demand for memory test systems caused by a fall in demand for PCs.

Mechatronics System Segment

Net sales of the Mechatronics System Segment including test handlers and device interfaces decreased by ¥6,963 million, or 33.8%, compared to fiscal 2011 to ¥13,653 million in fiscal 2012. This decrease was mainly due to a drop in memory test system demand. Device interface and test handler product demand, which is highly correlated to memory test system business, also fell.

Services, Support and Other Segment

Net sales of the Services, Support and Other Segment increased by ¥1,270 million, or 6.8%, compared with fiscal 2011 to ¥20,077 million in fiscal 2012, mainly due to stable growth in demand for support services. The main businesses in the Services, Support and Others Segment were maintenance services and leasing and rentals.

Geographic Markets

Advantest experienced a decrease of 5.8% in net sales in fiscal 2012, which was primarily due to decrease of sales in the Americas.

Net sales in Japan decreased by ¥2,050 million, or 12.7%, compared with fiscal 2011 to ¥14,045 million in fiscal 2012. This decrease was mainly due to a reduced demand for digital household appliances, resulting in a drop in demand for T2000 test systems.

Net sales in the Americas decreased by ¥9,159 million compared with fiscal 2011 to ¥20,583 million in fiscal 2012. This decrease was mainly due to a drop in sales of the T2000 for MPU testers resulting from the counter effect of the major capital expenditures in fiscal 2011, and the weakening of the PC market in fiscal 2012. It is estimated that fluctuations in exchange rates during fiscal 2012 contributed to an increase of Advantest’s net sales in the Americas by approximately ¥619 million, primarily due to the appreciation of the U.S. dollar against the Japanese yen.

Net sales in Europe increased by ¥2,046 million compared to fiscal 2011 to ¥9,061 million in fiscal 2012. This increase was mainly due to increased sales of the V93000. It is estimated that fluctuations in effect of changes in exchange rates during fiscal 2012 contributed to an increase of Advantest’s net sales in Europe by approximately ¥291 million.

Net sales in Asia (excluding Japan) increased by ¥1,018 million, or 1.2%, compared with fiscal 2011 to ¥89,214 million in fiscal 2012. Net sales in Korea and Taiwan increased by ¥2,090 million, or 7.0% and ¥8,235 million, or 29.8%, compared with fiscal 2011, respectively. This increase was mainly due to increased capital expenditures in a variety of semiconductors for communication devices such as smartphones. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) decreased by ¥9,307 million, or 30.1%, compared with fiscal 2011. This decrease resulted from decreased sales of the T2000 for MPU testers. It is estimated that fluctuations in exchange rates during fiscal 2012 brought up Advantest’s net sales in Asia by approximately ¥2,362 million.

Advantest’s overseas sales as a percentage of total sales was 89.4% and 88.6% for fiscal 2012 and 2011, respectively.

Operating Expenses

In fiscal 2012, Advantest’s operating expenses decreased by ¥7,388 million, or 5.3%, compared with fiscal 2011 to ¥132,823 million.

In fiscal 2012, cost of sales decreased by ¥8,317 million, or 11.5%, compared to fiscal 2011 to ¥63,983 million. This decrease was mainly due to a ¥8,145 million decrease in net sales and the accounting for ¥3,532 million in one-time costs associated with acquisition accounting for Verigy in fiscal 2011.

In fiscal 2012, research and development expenses increased by ¥2,759 million, or 9.1%, compared to fiscal 2011 to ¥33,062 million. This increase in research and development expenses was mainly due to increased costs for materials for future product development.

In fiscal 2012, selling, general and administrative expenses decreased by ¥1,830 million, or 4.9%, compared to fiscal 2011 to ¥35,778 million. This decrease was mainly due to personnel expenses and costs of ¥3,819 million applicable to the acquisition of Verigy in fiscal 2011.

Operating Income

In fiscal 2012, operating income decreased by ¥757 million, compared to fiscal 2011, to a profit of ¥80 million.

Other Income and Expenses

In fiscal 2012, interest and dividend income decreased by ¥110 million, or 34.1%, compared with fiscal 2011 to ¥213 million.

In fiscal 2012, interest expenses decreased by ¥21 million compared with fiscal 2011 to ¥132 million.

In fiscal 2012, impairment loss on investment securities decreased by ¥1,854 million compared with fiscal 2011 to ¥400 million.

In fiscal 2012, other expense decreased by ¥1,141 million, compared with fiscal 2011, to ¥1,054 million. This decrease was mainly due to a decrease in foreign currency exchange loss of ¥892 million compared with fiscal 2011 as a result of the appreciation of the U.S. dollar against Japanese yen. Currency exchange profits/losses represent the difference between the value of foreign currency-denominated sales, translated at prevailing exchange rates, and either (i) the value of sales settled during the same fiscal year, including those settled using foreign exchange forward contracts, or (ii) the value of cash and cash equivalents, accounts receivable and payables outstanding remeasured at the exchange rate in effect as of March 31, 2013.

Income Taxes

In fiscal 2012, Advantest’s effective tax rate was 192.8%, while the tax rate for fiscal 2011 was -36.0%. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 37.8% for fiscal 2012. For a more detailed discussion on income taxes of Advantest in fiscal 2012 and fiscal 2011, see Note 14 to Advantest’s consolidated financial statements.

Net Income

In fiscal 2012, Advantest’s net income decreased by ¥1,626 million, compared to fiscal 2011, to a loss of ¥3,821 million.

Other Comprehensive Income (Loss)

In fiscal 2012, Advantest’s other comprehensive income (loss), net of tax, improved by ¥19,949 million compared to fiscal 2011, to an income of ¥15,645 million. This improvement was mainly due to an increase of ¥15,828 million in foreign currency translation adjustments from an income of ¥1,422 million in fiscal 2011 to an income of ¥17,250 million in fiscal 2012.

Results of Operations—Fiscal 2011 Compared with Fiscal 2010

Net Sales

Advantest’s net sales increased by ¥41,414 million, or 41.6%, compared with fiscal 2010, to ¥141,048 million in fiscal 2011. This was primarily due to robust sales for test systems for non memory semiconductors and the integration with Verigy. The increase due to the integration with Verigy was ¥27,449 million. It is estimated that the fluctuations in exchange rates during fiscal 2011 brought down Advantest’s net sales by ¥4,433 million in fiscal 2011.

The following is a discussion of net sales for Advantest’s Semiconductor and Component Test System, Mechatronics System and Services, Support and Others Segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2011, net sales of Advantest’s Semiconductor and Component Test System Segment accounted for 74.9% of total net sales. Net sales of Advantest’s Semiconductor and Component Test System Segment for fiscal 2011 increased by ¥36,275 million, or 52.3%, compared with fiscal 2010, to ¥105,608 million. The increase due to the integration with Verigy was ¥20,308 million. It is estimated that fluctuations in exchange rates during fiscal 2011 brought down Advantest’s net sales in its Semiconductor and Component Test System Segment by ¥3,226 million.

Net sales of test systems for non memory semiconductors in fiscal 2011 increased by ¥40,378 million, or 102.7%, compared with fiscal 2010 to ¥79,695 million. This increase was mainly due to a steady growth in the sales of T2000 series test systems for SoC semiconductors and the addition of sales of Verigy’s V93000. The increase due to the integration with Verigy was ¥20,257 million.

Net sales of test systems for memory semiconductors in fiscal 2011 decreased by ¥4,103 million, or 13.7%, compared with fiscal 2010 to ¥25,913 million. This decrease was mainly due to reduced inquiries for T5300 series front-end test systems which resulted from weaker demand for PCs which constrained new capital expenditures. This decrease was offset partially by having integrated with Verigy, which resulted in an increase of ¥51 million.

Mechatronics System Segment

Net sales of the Mechatronics System Segment including test handlers and device interfaces increased by ¥2,101 million, or 11.3%, compared to fiscal 2010 to ¥20,616 million in fiscal 2011. This increase was mainly due to a significant increase in the number of units sold for Multi Vision Metrology Scanning Electron Microscope testing system for photomasks, which benefited from the developments of semiconductor miniaturization and the integration with Verigy. The increase due to the integration with Verigy was ¥206 million.

Services, Support and Other Segment

Net sales of the Services, Support and Other Segment increased by ¥4,641 million, or 32.8%, compared with fiscal 2010 to ¥18,807 million in fiscal 2011, mainly due to a steady growth in sales of test systems, and the integration with Verigy. The main businesses in the Services, Support and Others Segment for fiscal 2011 were maintenance services and leasing and rentals. The increase due to the integration with Verigy was ¥6,935 million.

Geographic Markets

Advantest experienced an increase of 41.6% in net sales in fiscal 2011, which was primarily due to the growth in sales in the Americas, Korea and Taiwan.

Net sales in Japan decreased by ¥6,303 million, or 28.1%, compared with fiscal 2010 to ¥16,095 million in fiscal 2011. This decrease was mainly due to demand for the T5300 series front-end test systems for mobile DRAM test systems, which had shown strong demand in fiscal 2010. This decrease was offset partially by having integrated with Verigy, which resulted in an increase of ¥1,471 million.

Net sales in the Americas increased by ¥20,464 million compared with fiscal 2010 to ¥29,742 million in fiscal 2011. This increase was mainly due to a steady growth in sales of the T2000 for MPU testers for major semiconductor manufacturers and the accounting for sales of Verigy’s V93000. The increase due to the integration with Verigy was ¥4,502 million. It is estimated that fluctuations in exchange rates during fiscal 2011 brought down Advantest’s net sales in the Americas by approximately ¥1,232 million, primarily due to a continued Japanese yen appreciation against the U.S. dollar.

Net sales in Europe increased by ¥4,763 million compared to fiscal 2010 to ¥7,015 million in fiscal 2011. This increase was mainly due to increased sales of the T2000 for MPU testers. The increase due to the integration with Verigy was ¥1,522 million. It is estimated that fluctuations in effect of changes in exchange rates during fiscal 2011 brought down Advantest’s net sales in Europe by approximately ¥285 million.

Net sales in Asia (excluding Japan) increased by ¥22,490 million, or 34.2%, compared with fiscal 2010 to ¥88,196 million in fiscal 2011. Net sales in Korea increased by ¥8,935 million, or 43.1%, compared with fiscal 2010. This increase was mainly due to increased capital expenditures in a variety of semiconductors for communication devices such as smartphones. Net sales in Taiwan increased by ¥5,756 million, or 26.4%, compared with fiscal 2010. This increase was mainly due to the accounting for sales of Verigy’s V93000. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) increased by ¥7,799 million, or 33.7%, compared with fiscal 2010. This increase resulted from increased sales of the T2000 for MPU testers. Net sales in Asia (excluding Japan) increased by ¥19,954 million, and Korea, Taiwan and China and the rest of Asia increased by ¥4,980 million, ¥9,556 million and ¥5,418 million, respectively, due to the integration with Verigy. It is estimated that fluctuations in exchange rates during fiscal 2011 brought down Advantest’s net sales in Asia by approximately ¥2,769 million.

Advantest’s overseas sales as a percentage of total sales was 88.6% and 77.5% for fiscal 2011 and 2010, respectively.

Operating Expenses

In fiscal 2011, Advantest’s operating expenses increased by ¥46,688 million, or 49.9%, compared with fiscal 2010 to ¥140,211 million. The increase due to the integration with Verigy was about ¥34.1 billion.

In fiscal 2011, cost of sales increased by ¥21,136 million, or 41.3%, compared to fiscal 2010 to ¥72,300 million. This increase was mainly due to a ¥41,414 million increase in net sales and the accounting for ¥3,532 million in one time costs associated with acquisition accounting for Verigy. The increase due to the integration with Verigy was about ¥14.9 billion.

In fiscal 2011, research and development expenses increased by ¥9,106 million, or 43.0%, compared to fiscal 2010 to ¥30,303 million. This increase in research and development expenses was mainly due to increased costs for materials for future product development, increased payments for outsourced research, as well as increased personnel expenses and the accounting for ¥986 million in costs associated with the integration with Verigy. The increase due to the integration with Verigy was about ¥6.9 billion.

In fiscal 2011, selling, general and administrative expenses increased by ¥16,446 million, or 77.7%, compared to fiscal 2010 to ¥37,608 million. This increase was mainly due to an increase in sales expenses resulting from increased net sales, an increase in personnel expenses and costs of ¥3,819 million applicable to the acquisition of Verigy. The increase due to the integration with Verigy was about ¥12.2 billion.

Operating Income

In fiscal 2011, operating income decreased by ¥5,274 million, compared to fiscal 2010, to a profit of ¥837 million. The decrease was mainly due to the recognition of Verigy acquisition-related costs of ¥8,337 million.

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

Other Comprehensive Income (Loss)

In fiscal 2011, Advantest’s other comprehensive income (loss), net of tax, declined by ¥893 million compared to fiscal 2010, to a loss of ¥4,304 million. This decline was mainly due to an increase of ¥6,207 million in pension liability adjustments primarily due to the acquisition of Verigy from a loss of ¥121 million in fiscal 2010 to a loss of ¥6,328 million in fiscal 2011.

5.B.	LIQUIDITY AND CAPITAL RESOURCES

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

In April 2012, Advantest reorganized its international subsidiaries to create a new structure based on a principle of one company per country, and fully integrated with Verigy. All subsidiaries follow Advantest’s funding and treasury policy, which operates integrally. Therefore, in fiscal 2012, it was difficult to calculate the amount of the effect of the integration with Verigy because operations were carried out in an integrated manner in each country.

Advantest issued ¥25.0 billion in corporate bonds in Japan on May 25, 2012, and repaid the short-term loans from banks used to fund the acquisition of Verigy.

Advantest’s cash and cash equivalents balance decreased by ¥12,550 million in fiscal 2012 to ¥45,668 million as of March 31, 2013. As of March 31, 2013, approximately 20% of Advantest’s cash and cash equivalents were held in Japanese yen.

Net loss in operating activities was ¥3,821 million. As a result of a decrease of ¥6,475 million in account payable, a decrease of ¥4,529 million in accrued expense and an adjustment of noncash items such as depreciation and amortization, net cash used in operating activities was ¥2,215 million in fiscal 2012. Net cash provided by operating activities decreased by ¥14,517 million in fiscal 2012 compared to ¥12,302 million in net cash used in operating activities in fiscal 2011. The main reason for the decrease in fiscal 2012 was an increase of ¥902 million in account payable and an increase of ¥39 million in accrued expense in fiscal 2011, and a decrease of ¥6,475 million in account payable and a decrease of ¥4,529 million in accrued expense in fiscal 2012.

Net cash used in investing activities was ¥11,498 million in fiscal 2012. This amount was primarily attributable to payments for obtaining new property in the amount of ¥11,386 million in connection with a new factory in Korea. Compared to net cash used in investing activities in the amount of ¥37,670 million in fiscal 2011, the decrease was ¥26,172 million, which was primarily due to the payments in connection with the Verigy acquisition in the amount of ¥57,145 million in fiscal 2011.

Net cash used in financing activities was ¥2,914 million in fiscal 2012. Compared to net cash provided by financing activities in the amount of ¥9,887 million in fiscal 2011, the decrease was ¥12,801 million. This amount was primarily attributable to a net increase of ¥25,466 million in short term debt in fiscal 2011, and an increase in ¥25,000 million corporate bonds in fiscal 2012, which used to repay short-term loans from banks in the amount of ¥25,000 million, which meant that there was no increase in borrowings.

Net effect of exchange rate changes on cash and cash equivalents was favorable by ¥4,077 million in fiscal 2012, an improvement of ¥5,701 million compared to fiscal 2011.

Advantest has entered into agreements for committed lines of credit with several banks to ensure that necessary financing may be procured efficiently. From March 26, 2012, the term of a commitment line agreement is three years and Advantest can elect to obtain a two year loan at the end of the term. A commitment line agreement generally has financial covenants. For Advantest, it is annually required to maintain certain minimum net asset levels. Also it is required to maintain a BBB- rating or above with Rating and Investment Information, Inc. (R&I). Advantest’s unused commitment lines totaled ¥10.0 billion as of March 31, 2013. R&I’s issuer rating of Advantest as of March 31, 2013 is A-.

Advantest has various retirement and severance plans for employees, including non-contributory defined benefit retirement and severance plans consisting primarily of the Employees Provident Fund (“EPF”) plan. As mentioned in Note 17 to the consolidated financial statements, in the balance sheet as of March 31, 2013, the amount of ¥26,785 million has been recognized as accrued severance and pension costs. Advantest has contributed to the EPF plan in accordance with local statutory requirements. Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the EPF were ¥1,917 million in fiscal 2011 and ¥1,785 million in fiscal 2012. Advantest expects to contribute ¥1,921 million under the EPF in fiscal 2013.

5.C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

In order to support technology on the leading-edge, Advantest undertakes research and development initiatives to develop products which play a central role in the area of measuring technologies to support electronics, information and communications, and semiconductor manufacturing. Advantest’s research and development focuses on the development of new products and the improvement of existing products. In particular, in the Semiconductor and Component Test System Segment, a large and ongoing investment in research and development is necessary in order to maintain market competitiveness and to provide many types of products that meet the various needs of the customers. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥21.2 billion in fiscal 2010. Due to integration with Verigy, Advantest’s expenditures for research and development were approximately ¥30.3 billion in fiscal 2011 and approximately ¥33.1 billion in fiscal 2012. Advantest employs over 1,000 engineers and other personnel in its research and development division.

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

Advantest has research and development facilities in Japan, the U.S., Europe and China.

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

As of March 31, 2013, Advantest had no material off-balance sheet arrangements.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as of March 31, 2013.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Short-Term Debt	¥—	¥—	¥—	¥—	¥—
Long-Term Debt, including current portion	25,000	—	10,000	15,000	—
Operating Leases	3,902	871	1,458	688	885
Contractual Obligations	2,549	2,549	—	—	—

Total Contractual Cash Obligations	¥31,451	¥3,420	¥11,458	¥15,688	¥885

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	DIRECTORS AND SENIOR MANAGEMENT

Directors, Corporate Auditors and Executive Officers

Directors, corporate auditors and executive officers of the Company as of June 26, 2013 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Toshio Maruyama (April 17, 1948)	Chairman of the Board and Representative Director	4/1973	Joined Advantest Corporation
		6/1989	Director
		6/1995	Managing Director
		6/1999	Senior Managing Director
Senior Vice President, ATE Sales Group
		6/2001	Representative Director and President
		5/2003	Director, Environmental Management Center
		6/2003	Representative Director, President and COO
		6/2005	Representative Director, President and CEO
		5/2006	Director of the Association of Super-Advanced Electronics Technologies
		7/2008	SEMI Director (present position)
		3/2009	Senior Vice President, New Concept Product Initiative
		4/2009	Director, CSR & Environmental Affairs Promotion Center
		6/2009	Chairman of the Board and Representative Director (present position)
		7/2009	Director of Nippon Keidanren
		4/2011	Director of Japan Electronics and Information Technology Industries Association (present position)
		5/2011	Executive Director of Semiconductor Equipment Association of Japan
		3/2012	Executive Member of Nippon Keidanren (present position)
		5/2012	Vice Chairman of Semiconductor Equipment Association of Japan
		6/2012	Corporate Auditor, PFU LIMITED (present position)
		5/2013	Chairman of Semiconductor Equipment Association of Japan (present position)

Haruo Matsuno (February 14, 1960)	Representative Director, President and CEO	4/1984	Joined Advantest Corporation
		6/2006	Senior Vice President, Procurement Group
		6/2007	Senior Vice President, Procurement & Logistics Group
		1/2008	Senior Vice President, Production Group
		6/2008	Executive Officer
		6/2009	Representative Director, President and CEO (present position) Director, CSR & Environmental Affairs Promotion Center (present position)
		6/2010	Executive Vice President, New Concept Product Initiative (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Yasushige Hagio	Director	4/1972	Assistant Judge, Tokyo District Court
(November 24, 1947)		4/1982	Judge, Tokyo District Court
		4/1998	Instructor, Legal Training and Research Institute
		12/2003	Chief of the Shizuoka District Court
		6/2004	Registered as an attorney-at-Law
Joined Seiwa Patent office & Law (present position)
		6/2006	Director, Advantest Corporation (present position)

Osamu Karatsu (April 25, 1947)	Director	4/1975	Joined Nippon Telegraph and Telephone Public Corporation
		6/1991	Executive Manager, LSI Laboratories, Nippon Telegraph and Telephone Corporation
		6/1997	Vice President and Director, Advanced Telecommunications Research Institute International
		4/1999	Principal Consultant, SRI Consulting K.K.
		4/2000	Chief Executive Director, SRI International, Japan
		6/2012	Director, Advantest Corporation (present position)

Seiichi Yoshikawa	Director	7/1969	Joined Fujitsu Limited
(March 22, 1946)		6/2000	Director, Fujitsu Laboratories Ltd.
		6/2004	Managing Director, Fujitsu Laboratories Ltd.
		3/2011	Chairman, QD Laser, Inc.
		9/2012	Principal Fellow, Center for Research and Development Strategy, Japan Science and Technology Agency (present position)
		6/2013	Director, Advantest Corporation (present position)

Shinichiro Kuroe (March 30, 1959)	Director, Corporate Vice President Products and Technology	4/1981	Joined Advantest Corporation
		3/1998	Manager, 1st Product Development Department
		6/2000	Manager, Memory Tester Development Department
		6/2001	General Manager, Memory Tester Business Division
		4/2002	In Charge of Memory Tester Product, ATE Business Group
General Manager, 1st Memory Tester Business Division
		2/2003	General Manager, Memory Tester Business Division
		6/2005	Executive Officer
Vice President, Sales and Marketing Group
General Manager, Solution Business Division
		4/2007	General Manager, Soc Strategic Sales Team

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		12/2007	General Manager, 1st SoC Tester Business Division
		6/2008	Senior Vice President, SoC Tester Business Group
		4/2009	Senior Vice President, Test System Business Group
General Manager, Memory Tester Business Division
		6/2009	Director, Managing Executive Officer Technology Development Group and Test System Business Group
		6/2010	Test System Business
General Manager, System Planning Division
		6/2011	Strategic Business
Executive Vice President, Strategic Business Unit

		8/2012	Products and Technology (present position) Executive Vice President, Marketing Group
		6/2013	Director, Corporate Vice President (present position)

Sae Bum Myung (September 16, 1954)	Director, Managing Executive Officer Sales and Marketing	4/1989	Joined Advantest Corporation
		4/2004	Manager, International Sales Department 3
		6/2006	Representative Director and President, Advantest Korea Co., Ltd.
		6/2008	Executive Officer
Asia Sales, Sales and Marketing Group
		4/2009	Leader, Korea Account Sales Initiatives
		6/2011	Director, Managing Executive Officer (present position)
Sales and Marketing (present position)
Executive Vice President, Sales and Marketing Group
		8/2012	Executive Vice President, Sales Group (present position)

Hiroshi Nakamura (December 4, 1957)	Director, Managing Executive Officer Corporate Administration	4/1981	Joined Advantest Corporation
		6/1998	Manager, Business Accounting Department, Corporate Affairs Group
		6/2002	Manager, Accounting Department, Corporate Affairs Group
		6/2006	Executive Officer
Vice President, Corporate Affairs Group
		6/2007	Senior Vice President, Financial Group Senior Director, Accounting Department
		6/2008	Vice President, Corporate Administration Group General Manager, Accounting and Finance Division

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2009	Managing Executive Officer
		6/2010 6/2012	Executive Vice President, Corporate Administration Group (present position) Director, Managing Executive Officer (present position) Corporate Administration (present position)

Yoshiaki Yoshida (February 8, 1958)	Director, Managing Executive Officer Corporate Planning and Corporate Communications	4/1999	Joined Advantest Corporation
Director, Advantest Finance Inc.
		6/2000	Representative Director, Advantest Finance Inc.
		6/2006	Executive Officer
		6/2007	Vice President, Corporate Planning Group
		6/2008	Executive Vice President, Corporate Planning Group
		3/2009	Senior Vice President (Officer), New Concept Product Initiative
		6/2009	Managing Executive Officer
		6/2010	Senior Vice President, Launch Planning Group for Certification Association
		4/2012	Leader, Power Device Enabling Group (present position)
		6/2012	Assistant Director (Administration), CSR & Environmental Affairs Promotion Center (present position)
		10/2012	Chairman, Power Device Enabling Association
		4/2013	Director, Power Device Enabling Association (present position)
		6/2013	Director, Managing Executive Officer (present position)
Corporate Planning and Corporate Communications (present position)
Executive Vice President, Corporate Relations Group (present position)
Director, Fujitsu Interconnect Technologies Limited (present position)

Yuichi Kurita (July 28, 1949)	Standing Corporate Auditor	4/1973	Joined Fujitsu Limited
		3/2001	Joined Advantest Corporation
		10/2001	General Manager, Investor Relations Office
		4/2002	Manager, Finance Department
		6/2003	Executive Officer
Vice President, Corporate Affairs Group
		6/2004	Vice President, Corporate Affairs Group (overseeing Finance) Senior Vice President, Corporate Relations Group
		6/2005	Senior Vice President, Corporate Planning Group
		11/2006	Director, e-Shuttle, Inc.
		6/2007	Director, Managing Executive Officer Corporate Affairs

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2008	Corporate Administration
Senior Vice President, Corporate Administration Group
Assistant Director (Administration), Environmental Management Center In Charge of Corporate Ethics Office
		4/2009	Assistant Director (Administration), CSR & Environmental Affairs Promotion Center
		6/2009	Corporate Planning and Administration
		6/2010	Director, Senior Executive Officer
Corporate Auditor, Tera Probe, Inc.
		6/2012	Standing Corporate Auditor (present position)

Akira Hatakeyama (December 20, 1950)	Standing Corporate Auditor	4/1973	Joined Advantest Corporation
		5/1995	General Manager, ATE Engineering and Manufacturing Division
		4/2001	Representative Director, President and CEO, Japan Engineering Co., Ltd.
		6/2005	Executive Officer
		6/2008	Advisor
		6/2011	Standing Corporate Auditor (present position)

Megumi Yamamuro (March 8, 1948)	Corporate Auditor	4/1974	Assistant Judge, Tokyo District Court
		4/1984	Judge, Tokyo District Court
		4/1988	Instructor, Legal Training and Research Institute
		4/1997	Judge, Tokyo High Court
		7/2004	Registered as an attorney-at-Law
Joined CAST Law P.C. (currently URYU & ITOGA) (present position)
		10/2004	Professor, The University of Tokyo Graduate School of Law and Politics
		6/2005	Corporate Auditor, Fujitsu Limited (present position)
		6/2006	Corporate Auditor, Advantest Corporation (present position)
		6/2009	Corporate Auditor, NIFTY Corporation (present position)
		10/2010	Professor, The University of Nihon Graduate School of Law
		6/2013	Audit and Supervisory Board Member, Yachiyo Industry Co., Ltd. (present position)

Masamichi Ogura (June 30, 1946)	Corporate Auditor	4/1969	Joined Fujitsu Limited
		6/2000	Director, Fujitsu Limited
		6/2002	Managing Executive Officer, Fujitsu Limited
		4/2003	Senior Executive Officer, Fujitsu Limited
		6/2003	Director, Senior Executive Officer, Fujitsu Limited
		6/2004	Corporate Auditor, Fujitsu General Limited (present position)
		6/2006	Vice President and Representative Director, Fujitsu Limited

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2008	Standing Corporate Auditor, Fujitsu Limited (present position)

		6/2011	Corporate Auditor, Advantest Corporation (present position)

Hideaki Imada	Managing	4/1978	Joined Advantest Corporation
(April 19, 1955)	Executive Officer New Business Relations	4/2002	General Manager, 2nd SoC Tester Business Division
		2/2003	Leader, OAI Business Initiatives
		6/2003	Executive Officer
Vice President, ATE Sales Group
		4/2004	Vice President, Sales and Marketing Group
		6/2004	Vice President, Sales and Marketing Group (overseeing OAI)
		4/2005	Senior Vice President, 2nd Test System Business Group
General Manager, Product Design Initiatives 2
General Manager, Memory Tester Business Division
		6/2008	Senior Vice President, Memory Tester Business Group
		4/2009	Vice President (SE), System Solution Business Group
		6/2009	Executive Vice President, Production Group
		6/2011	Managing Executive Officer (present position)
		6/2013	New Business Relations (present position)
Senior Vice President (Officer), New Concept Product Initiative (present position)

Hans-Juergen Wagner (January 19, 1960)	Managing Executive Officer SoC Test Business Groups	1/1985 6/2006 7/2011	Joined Hewlett-Packard Company Vice President, Verigy Germany GmbH Executive Officer EVP, SOC Products, Verigy Ltd.
		10/2011	Chairman of the Board, President and CEO, Verigy Ltd.
		4/2012	Managing Director (R&D, CTO), Advantest Europe GmbH (present position)
		8/2012	SoC Test Business Groups (present position)
		6/2013	Managing Executive Officer (present position)

Takashi Sugiura	Executive Officer	4/1979	Joined Advantest Corporation
(March 8, 1957)		9/1998	Manager, ATE Global Marketing Department
		6/2001	Manager, ATE SoC Solution Business Department
		10/2001	General Manager, Product Design Initiatives
		6/2002	General Manager, ATE Product Design Initiatives
		2/2003	General Manager, Product Design Initiatives
		6/2005	General Manager, Product Design Initiatives 1
Executive Officer (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
		6/2006	Senior Vice President, FA Business Group General Manager, Handler Division
		6/2009	Vice President, Corporate Administration Group
General Manager, Legal and Intellectual Property Division
		4/2010	General Manager, Launch Planning Group for Certification Association
		7/2010	Executive Vice President, Field Service Group

		6/2013	Executive Vice President, Quality Assurance Group (present position)
Assistant Director (Technology), CSR & Environmental Affairs Promotion Center (present position)

Takashi Sekino (May 30, 1957)	Executive Officer	4/1982	Joined Advantest Corporation
		4/1998	Manager, 1st R&D Department, ATE Technology Division
		6/1998	Manager, 2nd R&D Department, ATE 1st Technology Division
		6/2001	Manager, 3rd R&D Department, ATE 1st Technology Division
		11/2001	General Manager, ATE 1st Technology Division
		4/2005	General Manager, 1st Technology Division
		6/2006	Executive Officer (present position)
Vice President, Technology Development Group
		5/2007	Senior Vice President, Technology Development Group
		6/2009	General Manager, 3rd Technology Division
		6/2011	Executive Vice President, ATE Unit Development Group
		8/2012	Executive Vice President, Technology Development Group
		6/2013	Senior Vice President (Officer) (Advanced Technology), Technology Development Group (present Position)

Soichi Tsukakoshi (February 1, 1960)	Executive Officer	4/1983	Joined Advantest Corporation
		4/2008	General Manager, Strategic Sales Division
		6/2008	Executive Officer (present position)
Senior Vice President (Officer), Sales and Marketing Group
		1/2010	Leader, Domestic Account Sales Initiatives
		6/2012	Senior Vice President, Sales Division 1 Senior Vice President (Officer), Production Group
		6/2013	Executive Vice President, Production Group (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience

Josef Schraetzenstaller (June 16, 1957)	Executive Officer	11/1996	Joined Advantest (Europe) GmbH (currently Advantest Europe GmbH)
		10/1997	Prokurist, Advantest (Europe) GmbH (currently Advantest Europe GmbH)
		4/2000	Managing Director, Advantest (Europe) GmbH (currently Advantest Europe GmbH)
		6/2008	Executive Officer, Advantest Corporation (present position)
Europe Sales, Sales and Marketing Group
		4/2009	Leader, EU Account Sales Initiatives
		4/2012	Managing Director (CEO), Advantest Europe GmbH (present position)

R. Keith Lee (December 15, 1955)	Executive Officer	8/1984	Joined Takeda Riken America, Inc. (currently Advantest America, Inc.)
		7/1996	General Manager, Custom Design Engineering, Advantest America, Inc.
		1/2004	Chairman of the Board, President and CEO, Advantest America, Inc.
Director, President and CEO, Advantest America Corporation (Holding Co.)
		6/2008	Executive Officer, Advantest Corporation (present position)
America Sales, Sales and Marketing Group
		4/2009 4/2012	Leader, US Account Sales Initiatives Director, President and CEO, Advantest America, Inc. (Present position)

Makoto Nakahara (July 23, 1959)	Executive Officer	4/1983	Joined Advantest Corporation
		5/2002	Director, Chief Executive Officer and President, Advantest America Measuring Solutions, Inc.
		11/2006	Manager, Development Purchasing & Innovative Procurement Planning Department, Procurement Group
		1/2008	Manager, 1st Purchasing department, Production Group
		1/2010	General Manager, Global Marketing Division
		6/2011	Executive Officer (present position)
Senior Vice President (Officer), Strategic Business Unit
		1/2012	Senior Vice President (Officer), Sales and Marketing Group
		4/2012	Division Manager, Sales Division 2, Sales and Marketing Group
		8/2012	Senior Vice President (Officer), Sales Group (present position)
Division Manager, Sales Division 2, Sales Group

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience

Toshiyuki Okayasu	Executive Officer	4/1987	Joined Advantest Corporation
(June 2, 1962)		6/2007	Manager, 5th R&D Department, 1st Technology Division
		6/2009	Vice President, Technology Development Group General Manager, 2nd Technology Division
		6/2011	Executive Officer (present position)
Executive Vice President, ATE System Development Group
		8/2012	Executive Vice President, SoC Test Business Group (present position)
		6/2013	Executive Vice President, Technology Development Group (present position)

Yih-Neng Lee	Executive Officer	11/1983	Joined Hewlett-Packard Company
(June 23, 1958)		8/2005	VP and GM, Asia Sales Operation, Verigy (Shanghai) Co., Ltd.
		4/2012	Managing Director (CEO), Advantest (Singapore) Pte. Ltd. (present position)
		6/2012	Executive Officer (present position)

CH Wu	Executive Officer	7/1984	Joined Philips Electronic Taiwan Inc.
(February 26, 1961)		12/1990	Joined Advantest Taiwan Inc.
		6/2006	CEO, Advantest Taiwan Inc. (present position)
		6/2012	Executive Officer (present position)

Kazuhiro Yamashita	Executive Officer	4/1984	Joined Advantest Corporation
(December 18, 1961)		10/2011	Principal, Global Marketing, Strategic Business Unit
		6/2012	Executive Officer (present position) Executive Vice President, System Solution Group (present position)

Kenji Sato	Executive Officer	4/1985	Joined Yokogawa-Hewlett-Packard Company
(May 2, 1962)		6/2006	Representative Director and President, Verigy (Japan) K.K.
		4/2012	Joined Advantest Corporation Division Manager, Sales Division 1, Sales and Marketing Group
		6/2012	Executive Officer (present position) Senior Vice President (Officer), Sales and Marketing Group
		8/2012	Senior Vice President (Officer), Sales Group (present position) Division Manager, Sales Division 1, Sales Group (present position)

Takayuki Nakamura	Executive Officer	9/1986	Joined Advantest Corporation
(10 February, 1956)		6/2011	Division Manager, Nanotechnology Business Division (present position)
		6/2013	Executive Officer (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Wilhelm Radermacher	Executive Officer	11/1982	Joined ANT Nachrichtentechnik
(14 May, 1956)		3/1985	Joined Hewlett-Packard Company
		1/2001	Agilent Technologies, Inc. Sr. Director R&D
		11/2005	Verigy Ltd. Sr. Director of Product Development
		8/2012	Advantest Europe GmbH Vice President and General Manager V93000 SoC (present position)
		6/2013	Executive Officer (present position)

Masuhiro Yamada	Executive Officer	3/1983	Joined Advantest Corporation
(29 March, 1958)		8/2012	Senior Vice President, Memory Test Business Group
		6/2013	Executive Officer (present position)
Executive Vice President, Memory Test Business Group (present position)

Satoru Nagumo	Executive Officer	4/1982	Joined Advantest Corporation
(17 March, 1959)		8/2012	Senior Vice President, ASD Test Business Group
		6/2013	Executive Officer (present position)
Executive Vice President, ASD Test Business Group (present position)

None of the persons listed above was selected as director, corporate auditor or executive officer pursuant to an arrangement or understanding with Advantest’s major shareholders, customers, suppliers or others. There are no family relationships between any of the persons listed above.

6.B.	COMPENSATION

Executive Compensation

The aggregate amount of compensation of all of the Company’s directors and corporate auditors was approximately ¥502 million during fiscal 2012. Of the foregoing, the aggregate amount of compensation for the Company’s directors (outside corporate directors excluded) was ¥404 million (¥265 million in fixed compensation, ¥49 million in bonus and ¥90 million in qualifying stock options), ¥55 million for the Company’s corporate auditors (outside corporate auditors excluded) (¥42 million in fixed compensation, ¥10 million in bonus and ¥3 million in qualifying stock options) and ¥43 million for outside directors and outside corporate auditors (¥34 million in fixed compensation and ¥9 million in qualifying stock options). The amount of compensation for Director Toshio Maruyama was ¥106 million (¥68 million in fixed compensation, ¥13 million in bonus and ¥25 million in qualifying stock options).

Compensation for directors and corporate auditors was authorized by resolutions of the general meeting of shareholders on June 27, 2007 and to the extent compensation is within the authorized range, further authorization is not required. For a description of the Company’s equity-based compensation plans, see “—Share Ownership.”

The amounts of compensation for directors and corporate auditors set forth above includes fixed compensation paid to one director and one corporate auditor who retired from their positions as of the closing of the 70th ordinary general meeting of shareholders, which was held on June 26, 2012.

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

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2011, March 31, 2012 and March 31, 2013. The increase of the number of employees as of March 31, 2012 is primarily due to the acquisition of Verigy as a wholly-owned subsidiary of Advantest in July 2011.

	As of March 31,
	2011	2012	2013
Full-Time Employees	3,163	4,464	4,575
By Category of Activity:
Administrative	321	444	474
Sales	256	475	398
Customer Support	700	1,123	1,214
Manufacturing	674	829	806
Research and Development	1,121	1,510	1,628
Other	91	83	55
By Geographic Location:
Japan	2,404	2,504	2,500
Asia (excluding Japan)	409	816	892
Americas	183	585	587
Europe	167	559	596

Most regular employees of the Company and its subsidiaries in Japan are members of one of the four labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

During the fiscal years ended March 31, 2011, 2012 and 2013, Advantest had an annual average of 223, 279 and 330 temporary employees, respectively.

6.E.	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of the Company as of March 31, 2013 of each of the Company’s directors, corporate auditors and executive officers as of March 31, 2013 and of directors, corporate auditors and executive officers newly elected in June 2013.

Name of Record/Beneficial Owner	Number of Shares
Toshio Maruyama	201,213
Haruo Matsuno	204,626
Naoyuki Akikusa	20,979
Yasushige Hagio	22,342
Osamu Karatsu	5,335
Shinichiro Kuroe	115,319
Sae Bum Myung	100,670
Hiroshi Nakamura	109,518
Yuichi Kurita	88,686
Akira Hatakeyama	22,652
Megumi Yamamuro	20,939
Masamichi Ogura	10,000
Yoshiaki Yoshida	101,143
Masao Shimizu	96,000
Hideaki Imada	98,222
Yasuhiro Kawata	79,467
Takashi Sugiura	94,818
Takashi Sekino	84,865
Soichi Tsukakoshi	80,041
Josef Schraetzenstaller	78,000
R. Keith Lee	78,000
Makoto Nakahara	54,998
Toshiyuki Okayasu	58,821
Hans-Juergen Wagner	293,789
Yih-Neng Lee	88,167
CH Wu	34,000
Kazuhiro Yamashita	26,000
Kenji Sato	37,676
Seiichi Yoshikawa	0
Takayuki Nakamura	18,150
Wilhelm Radermacher	32,967
Masuhiro Yamada	16,357
Satoru Nagumo	15,000

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of the Company.

The number of shares owned by the Company’s directors, corporate auditors and executive officers include options that are currently exercisable for 1,914,000 shares of the Company’s common stock. For a description of these options, see “Stock Option Plan” below. The number of shares of common stock owned by the Company’s directors, corporate auditors and executive officers reflects the number of shares that are owned through the director and corporate auditor stock ownership association and allocated to an individual director, corporate auditor or executive officer. For a description of this association, see “—Stock Ownership Associations.” For a description of the unit share system, see “Additional Information—The Unit Share System.”

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in June 2009, June 2010, June 2011, July 2011, June 2012 and June 2013, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, corporate auditors, executive officers and employees of Advantest. The shareholders of the Company also approved the compensation amount of stock acquisition rights to be granted as stock options to directors and corporate auditors of the Company. The following table shows selected information related to these stock options.

	Twenty-third series	Twenty-fourth series	Twenty-fifth series
Date of grant	July 10, 2009	July 12, 2010	July 12, 2011
Number of shares to be issued/ delivered	338,000	308,000	988,000
Issuance price per unit (100 shares)	¥41,700	¥53,500	¥49,600
Exercise price per share	¥1,844	¥2,089	¥1,529
Beginning of exercise period	April 1, 2010	April 1, 2011	April 1, 2012
End of exercise period	March 31, 2014	March 31, 2015	March 31, 2016
Number of directors, corporate auditors and executive officers of the Company	25	23	23
Number of other employees	0	0	228

	Twenty-sixth series	Twenty-seventh series	Twenty-eighth series
Date of grant	August 16, 2011	July 12, 2012	July 12, 2013
Number of shares to be issued/ delivered	658,000	2,521,000	2,768,000
Issuance price per unit (100 shares)	¥26,100	¥34,700	To be determined
Exercise price per share	¥1,529	¥1,207	To be determined
Beginning of exercise period	April 1, 2012	April 1, 2013	April 1, 2014
End of exercise period	March 31, 2016	March 31, 2017	March 31, 2018
Number of directors, corporate auditors and executive officers of the Company	5	28	30
Number of other employees	55	321	355

The Company acquired Verigy in July 2011. As one of the conditions precedent to such acquisition, the Company has assumed the stock options which had been granted by Verigy to the directors and employees of Verigy and its subsidiaries at the time of the acquisition, and has granted them stock options with terms and conditions that are substantively the same as those under which the relevant stock options were granted by Verigy. The Board of Directors of the Company in July 2011 passed a resolution to grant to the directors and employees of Verigy and its subsidiaries the stock options to be issued by the Company. The following table shows selected information related to these stock options.

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

Employee Stock Purchase Program

Since August 1, 2002, eligible employees of Advantest America, Inc. and its U.S. subsidiaries are able to participate in an employee stock purchase program. Since January 1, 2013, any employee except for employees in Japan and certain countries are eligible to participate in an employee stock purchase program. Under the program, each eligible employee may authorize payroll deductions of up to 15% of their base salary toward the purchase of ADRs representing shares of common stock of the Company. In addition, each subsidiary that employs the eligible employee will make an additional contribution equal to 15% of each eligible employee’s payroll deductions toward the purchase of the ADRs.

Stock Ownership Associations

The Company’s director and corporate auditor stock ownership association is a partnership formed by the current and former directors, executive officers and corporate auditors of the Company for the purpose of acquiring the Company’s shares of common stock. Only current directors, executive officers and corporate auditors and company advisors that formerly were directors, corporate auditors and executive officers of the Company may join the director and corporate auditor stock ownership association. The Company established its director and corporate auditor stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of a single unit, to that member. As of March 31, 2013, 23 current and former directors, executive officers, corporate auditors and company advisors were members of the director, executive officer and corporate auditor stock ownership association, and the association held 50,515 shares of the Company’s common stock. The Company also has an employee stock ownership association for other employees in Japan. As of March 31, 2013, the association had 560 members and held 531,816 shares of the Company’s common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	MAJOR SHAREHOLDERS

As of March 31, 2013, 173,793,082 shares of the Company’s common stock were outstanding. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	20,142,792	10.09%
The Bank of Tokyo-Mitsubishi UFJ, Ltd., and its related entities	18,521,794	9.26%
Sumitomo Mitsui Trust Bank, Limited and its related entities	14,150,000	7.09%
Nomura Securities Co., Ltd. and its related entities	10,413,326	5.22%

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

The number of shares owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities held or were deemed to hold beneficially, as of May 13, 2013, 18,521,794 shares of the Company’s common stock.

The number of shares owned by Sumitomo Mitsui Trust Bank, Limited and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that Sumitomo Mitsui Trust Bank, Limited and its related entities held or were deemed to hold beneficially, as of March 15, 2013, 14,150,000 shares of the Company’s common stock.

The number of shares owned by Nomura Securities Co., Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan which state that Nomura Securities Co., Ltd. and its related entities held or were deemed to hold beneficially, as of May 31, 2013, 10,413,326 shares of the Company’s common stock.

Based on information made publicly available on or after April 1, 2010, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
J.P.Morgan Securities Ltd. and its related entities	May 31, 2010	10,712,896	5.37%	(1,490,751)	9,222,145	4.62%
J.P.Morgan Whitefriars Inc. and its related entities	July 30, 2010	—	—	—	10,007,937	5.01%
Manning & Napier Advisors, Inc.	August 3, 2010	—	—	—	10,019,910	5.02%
J.P.Morgan Whitefriars Inc. and its related entities	September 15, 2010	10,007,937	5.01%	(1,153,468)	8,854,469	4.44%
Manning & Napier Advisors, Inc.	November 9, 2010	10,019,910	5.02%	2,168,660	12,188,570	6.11%
Manning & Napier Advisors, Inc.	March 10, 2011	12,188,570	6.11%	2,085,577	14,274,147	7.15%
The Sumitomo Trust and Banking Co., Ltd. and its related entities	April 15, 2011	—	—	—	13,703,400	6.87%
Manning & Napier Advisors, Inc.	May 27, 2011	14,274,147	7.15%	2,436,500	16,710,647	8.37%
Manning & Napier Advisors, Inc.	August 15, 2011	16,710,647	8.37%	(2,569,120)	14,141,527	7.09%
Manning & Napier Advisors, Inc.	August 18, 2011	14,141,527	7.09%	(2,044,900)	12,096,627	6.06%
Manning & Napier Advisors, Inc.	August 23, 2011	12,096,627	6.06%	(2,440,100)	9,656,527	4.84%
Nomura Securities Co., Ltd. and its related entities	April 13, 2012	—	—	—	10,074,023	5.05%
Nomura Securities Co., Ltd. and its related entities	October 31, 2012	10,074,023	5.05%	2,738,313	12,812,336	6.42%
Nomura Securities Co., Ltd. and its related entities	May 31, 2013	12,428,891	6.23%	(2,015,565)	10,413,326	5.22%

As of March 31, 2013, the Company had 173,793,082 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for the Company’s ADSs, as of March 31, 2013, 899,562 shares of the Company common stock were held in the form of ADRs and there were 896 ADR holders of record in the U.S. According to the Company’s register of shareholders, as of March 31, 2013, there were 47,653 holders of common stock of record worldwide. As of March 31, 2013, there were 92 record holders of the Company’s common stock with addresses in the U.S., whose shareholdings represented 6.3% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of the Company’s shares of common stock entitles the holder to any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B.	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells products to and purchases parts from Fujitsu Limited, which owns approximately 12% of the voting rights of Advantest, and its subsidiaries. Advantest sells products to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥1,128 million in fiscal 2012 from the sale of products to Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥3,757 million in fiscal 2012. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥338 million as of March 31, 2013. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥1,255 million as of March 31, 2013 Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Yamamuro, a Corporate Auditor of the Company since 2006, currently serves as a corporate auditor of Fujitsu Limited. Mr. Ogura, a Corporate Auditor of the Company since 2011, currently serves as a full-time standing corporate auditor of Fujitsu Limited.

Loans

As of March 31, 2013, the Company has no outstanding loans to its directors and executive officers.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2009	¥3,100	¥996	$29.71	$10.82
2010	2,615	1,423	28.07	15.14
2011	2,516	1,179	26.89	15.86
2012	1,663	671	19.95	8.89
2013	1,525	838	17.22	10.81

Financial quarter ended/ending
June 30, 2011	¥1,663	¥1,387	$19.95	$17.17
September 30, 2011	1,591	802	19.36	10.38
December 31, 2011	970	718	12.23	9.25
March 31, 2012	1,323	671	15.99	8.89
June 30, 2012	1,386	952	17.22	12.44
September 30, 2012	1,261	914	15.60	12.11
December 31, 2012	1,374	838	16.12	10.81
March 31, 2013	1,525	1,156	16.59	12.52

Month ended
December 31, 2012	¥1,374	¥1,028	$16.12	$12.75
January 31, 2013	1,415	1,206	16.59	13.50
February 28, 2013	1,335	1,156	14.32	12.52
March 31, 2013	1,525	1,303	15.57	14.06
April 30, 2013	1,570	1,246	15.40	13.56
May 31, 2013	1,887	1,410	18.11	14.73

9.B.	PLAN OF DISTRIBUTION

Not applicable.

9.C.	MARKETS

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

General

The Company’s authorized number of shares to be issued is 440,000,000 shares. The number of the Company’s issued share capital as of March 31, 2013, including treasury shares, was 199,566,770. All of the issued shares are fully paid and non-assessable.

The Company’s share registration agent is Mitsubishi UFJ Trust and Banking Corporation, located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. The shares have no par value.

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

Objects and Purposes

Article 2 of the Company’s articles of incorporation states that its objective is to engage in the following business activities:

•	the manufacture and sale of electric, electronic and physicochemical appliances and their applied equipment;

•	the manufacture and sale of medical equipment;

•	the manufacture and sale of appliances, equipment and software related to each of the foregoing items;

•	the lease and rental of equipment, appliances and other products incidental to each of the foregoing items;

•	the temporary personnel service business; and

•	any and all businesses incidental to any of the foregoing items.

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

The Company Law provides that a quorum of at least one-third of voting rights of shareholders that are eligible to vote must be present at a shareholders’ meeting to approve any material corporate actions, such as:

(1)	amendment of the articles of incorporation (except in cases in which a shareholders’ resolution is not required);

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)	any issue or transfer of new or treasury shares at a “specially favorable” price (or any issue of stock acquisition rights, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(5)	the removal of a corporate auditor;

(6)	the exemption of liability of a director or corporate auditor with certain exceptions;

(7)	a reduction of stated capital meeting certain conditions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

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

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits in themselves are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20.42%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), other than any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2012, (ii) 7.147% for dividends due and payable on or after January 1, 2013 and on or before December 31, 2013, and (iii) as a general rule, 15.315% for dividends due and payable on or after January 1, 2014. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned 20.42% withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain, Sweden and Russia, and 10% for portfolio investors under the income tax treaty with, among others, France, the U.K., India, Australia, China, Pakistan, Vietnam, Poland, Romania, the Netherlands, Switzerland, Kuwait and the United States.

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

Dividends received on shares or ADSs of certain foreign corporations by non-corporate U.S. investors may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. Dividends received by non-corporate U.S. Holders with respect to Shares or ADSs are expected to be eligible for these reduced rates of tax. U.S. Holders should consult their own tax advisors regarding the eligibility of such dividends for a reduced rate of tax.

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

Based on current estimates of its income and assets, the Company does not believe that it will be a PFIC for its current taxable year, and intends to continue its operations in such a manner that it will not become a PFIC in the future. However, because the PFIC determination is made annually at the close of the taxable year, the Company can provide no assurance that it will not become a PFIC in the current or any future taxable year due to changes in its asset or income composition, a decrease in the price of its Shares (which is used as a measure of goodwill as an active asset) or for other reasons. If the Company becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Shares or ADSs and on certain “excess” distributions (generally distributions in excess of 125% of the average distribution over a three-year period, or, if shorter, the holding period for the Shares or ADSs). In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from the Company will not be eligible for the reduced U.S. federal income tax rates applicable to dividends described above if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year. The Company will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year. If a U.S. Holder holds Shares or ADSs in any taxable year in which the Company is a PFIC, such U.S. Holder generally will be required to file an information statement or form specified by the U.S. Department of the Treasury with the U.S. Internal Revenue Service (“IRS”) in each year that the Company is a PFIC.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding Shares or ADSs if the Company were considered a PFIC in any year.

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

Foreign Currency Exchange Rate Risk

The tables below summarize information as of March 31, 2013 and March 31, 2012 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Korean won, and forward contracts. The information in each table is presented in Japanese yen equivalents, which is the Company’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2013 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥20,646	¥7,407	¥2,106	¥3,208
Accounts receivable	14,405	103	362	912
Accounts payables and accruals	(5,186)	(296)	(208)	(527)

	As of March 31, 2012 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥23,913	¥3,920	¥927	¥1,220
Accounts receivable	8,822	169	486	974
Accounts payables and accruals	(7,105)	(290)	(162)	(444)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2013 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥2,278
Accounts receivable	373
Accounts payables and accruals	(1,450)

As of March 31, 2012 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥1,852
Accounts receivable	1,003
Accounts payables and accruals	(885)

Foreign Exchange Contracts

Advantest uses foreign exchange forward contracts and currency options to manage currency exposure, resulting from changes in foreign currency exchange rates, on planned foreign currency transactions and trade receivables. Foreign exchange contracts have terms of a year. Foreign exchange forward contracts are presented by the notional balances with weighted average exchange rates. All of the foreign exchange forward contracts outstanding as of March 31, 2013 and March 31, 2012 are listed below.

	As of March 31, 2013
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell Japanese yen/receive Euro	¥147	¥15	¥109.362

Total	¥147	¥15

	As of March 31, 2012
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell Euro/receive Japanese yen	¥1	¥(0)	¥108.66
To sell Japanese yen/receive Euro	234	1	¥109.18
To sell U.S. dollars/receive Euro	206	6	$1.3001
To sell Euro/receive U.S. dollars	10	(0)	$1.3072
To sell U.S. dollars/receive Singapore dollars	482	14	$0.7719

Total	¥933	¥21

Interest Rate Risk

Advantest had ¥25,000 million in corporate bonds with fixed interest rates outstanding as of March 31, 2013 and no long-term debt obligations as of March 31, 2012.

Securities Value Risk

The table below shows the acquisition price and fair value of securities that Advantest holds as of March 31, 2013 and March 31, 2012. Advantest does not hold or issue financial commodities with the purpose to trade. Advantest holds equity or debt securities as available-for-sale securities.

	As of March 31, 2012		As of March 31, 2013
	Acquisition Price	Fair Value	Acquisition Price	Fair Value
	(in millions)
Marketable Securities	¥3,422	¥5,479	¥3,079	¥5,455

ITEM 12. DESCRIPTION	OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	DEBT SECURITIES

Not applicable.

12.B.	WARRANTS AND RIGHTS

Not applicable.

12.C.	OTHER SECURITIES

Not applicable.

12.D.	AMERICAN DEPOSITARY SHARES

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

Fees and Other Payments Made by the Depositary to the Company

The Depositary has agreed to reimburse certain reasonable expenses of the Company related to the Company’s ADR program and incurred by the Company in connection with the ADR program. In fiscal 2012, the Company received the following payments from JPMorgan Chase Bank, N.A., as depositary of the Company’s ADS.

Category of Expenses (Direct Payments)	Amount Reimbursed for FY2012
Listing fees	US$	38,000.00
Investor relations	US$	50,000.00

Total	US$	88,000.00

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Advantest performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2013. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Advantest files, or submits, under the Exchange Act is accumulated and communicated to its management including the chief executive officer and principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer. Advantest’s disclosure and controls and procedures provide reasonable assurance that its objectives will be met. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer have concluded that Advantest’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Advantest’s management assessed the effectiveness of the company’s internal control over financial reporting as of March 31, 2013. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of March 31, 2013, Advantest’s internal control over financial reporting was effective based on those criteria.

Ernst & Young ShinNihon LLC, Advantest’s independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2013. This report appears in Item 18.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

This report appears in Item 18.

(d)	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC served as the Company’s independent registered public accounting firm for fiscal 2010, 2011 and 2012. The audited financial statements for these fiscal years are included in the respective year’s annual report filed on Form 20-F.

The chart below sets forth the aggregate fees for professional services and other services rendered to Advantest by Ernst & Young ShinNihon LLC and its member firms in fiscal 2011 and 2012.

	Fiscal 2011	Fiscal 2012
	(in millions)
Audit Fees(1)	¥372	¥358
Audit-Related Fees(2)	2	—
Tax Fees(3)	42	30
All Other Fees(4)	0	—

Total	¥416	¥388

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth Advantest’s purchases of its common stock during fiscal 2012:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
2012
April 1 – April 30	20	¥1,306	N/A	N/A
May 1 – May 31	2	1,309	N/A	N/A
June 1 – June 30	46	1,181	N/A	N/A
July 1 – July 31	70	1,120	N/A	N/A
August 1 – August 31	N/A	N/A	N/A	N/A
September 1 – September 30	32	1,085	N/A	N/A
October 1 – October 31	140	918	N/A	N/A
November 1 – November 30	160	1,024	N/A	N/A
December 1 – December 31	42	1,171	N/A	N/A

2013
January 1 – January 31	N/A	N/A	N/A	N/A
February 1 – February 28	82	1,229	N/A	N/A
March 1 – March 31	77	1,430	N/A	N/A

Total	671	¥1,116	N/A	N/A

1	All purchases are made through repurchase of shares constituting less than one unit, which is 100 shares of common stock, or through repurchase of shares pursuant to a resolution of Board of Directors. The purchase of shares that are a fraction of a unit are made in accordance with the provisions of the Company’s share handling regulations. The Company is required to comply with such requests pursuant to the Company Law. See “Additional Information—Memorandum and Articles of Association—The Unit Share System.”
2	The Company can repurchase its shares through stock exchanges where the Company’s shares are listed or pursuant to a takeover bid when there is a resolution of Board of Directors in accordance to Article 41 of the Articles of Incorporation.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

6. Shareholder Approval of Equity Compensation Plans. Unlike NYSE Corporate Governance, in which material revisions to equity-compensation plans of the listed companies are subject to shareholder approval, pursuant to the Company Law, if a joint stock company desires to adopt an equity-compensation plan for directors as compensation to directors other than cash, such company is generally required to obtain shareholder approval by an “ordinary resolution.” In addition to the above approval, in the past, when the Company previously desired to adopt an equity-compensation plan under which stock acquisition rights are granted on favorable terms to the recipient under the plan (except where such rights are granted to all of its shareholders on a pro-rata basis at the same time), the Company obtained shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advantest Corporation and subsidiaries at March 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Advantest Corporation’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 27, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited Advantest Corporation and subsidiaries’ internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Advantest Corporation and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Advantest Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2013 and our report dated June 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 27, 2013

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2012 and 2013

	Yen (Millions)
	2012	2013
Assets
Current assets:
Cash and cash equivalents	¥58,218	45,668
Trade receivables, net	24,119	26,953
Inventories	29,836	31,849
Other current assets	6,522	8,319

Total current assets	118,695	112,789

Investment securities	5,929	5,923
Property, plant and equipment, net	34,206	41,368
Intangible assets, net	15,794	15,833
Goodwill	36,496	41,670
Other assets	8,106	7,932

Total assets	¥219,226	225,515

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2012 and 2013

	Yen (Millions)
	2012	2013
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	¥15,659	10,380
Short term debt	25,000	—
Accrued expenses	12,068	7,910
Income taxes payable	600	1,436
Accrued warranty expenses	2,129	1,889
Customer prepayments	2,228	3,198
Other current liabilities	2,688	3,087

Total current liabilities	60,372	27,900
Corporate bonds	—	25,000
Accrued pension and severance costs	23,444	26,785
Other liabilities	3,858	4,589

Total liabilities	87,674	84,274
Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	42,280	42,801
Retained earnings	179,081	170,626
Accumulated other comprehensive income (loss)	(22,574)	(6,929)
Treasury stock, 26,295,390 shares in 2012 and 25,773,688 shares in 2013, at cost	(99,598)	(97,620)

Total stockholders’ equity	131,552	141,241

Total liabilities and stockholders’ equity	¥219,226	225,515

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2011, 2012 and 2013

	Yen (Millions)
	2011	2012	2013
Net sales	¥99,634	141,048	132,903
Cost of sales	51,164	72,300	63,983

Gross profit	48,470	68,748	68,920

Research and development expenses	21,197	30,303	33,062
Selling, general and administrative expenses	21,162	37,608	35,778

Operating income	6,111	837	80

Other income (expense):
Interest and dividend income	326	323	213
Interest expense	(3)	(153)	(132)
Impairment losses on investment securities	(512)	(2,254)	(400)
Other, net	(371)	(2,195)	(1,054)

Total other income (expense)	(560)	(4,279)	(1,373)

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	5,551	(3,442)	(1,293)

Income taxes (benefit)	2,352	(1,240)	2,493
Equity in earnings (loss) of affiliated company	(36)	7	(35)

Net income (loss)	¥3,163	(2,195)	(3,821)

	Yen
	2011	2012	2013
Net income (loss) per share:
Basic	¥18.03	(12.67)	(22.03)
Diluted	18.03	(12.67)	(22.03)

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years ended March 31, 2011, 2012 and 2013

	Yen (Millions)
	2011	2012	2013
Comprehensive income (loss)
Net income (loss)	¥3,163	(2,195)	(3,821)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(3,231)	1,422	17,250
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) arising during the year	(311)	(216)	165
Less reclassification adjustments for net gains (losses) realized in earnings	252	818	9

Net unrealized gains (losses)	(59)	602	174
Pension related adjustments	(121)	(6,328)	(1,779)

Total other comprehensive income (loss)	(3,411)	(4,304)	15,645

Total comprehensive income (loss)	¥(248)	(6,499)	11,824

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2011, 2012 and 2013

	Yen (Millions)
	2011	2012	2013
Common stock
Balance at beginning of year	¥32,363	32,363	32,363
Changes in the year	—	—	—

Balance at end of year	32,363	32,363	32,363

Capital surplus
Balance at beginning of year	40,463	40,628	42,280
Changes in the year
Stock option compensation expense	165	1,652	861
Exercise of stock options	—	—	(340)

Total changes in the year	165	1,652	521

Balance at end of year	40,628	42,280	42,801

Retained earnings
Balance at beginning of year	181,606	183,009	179,081
Changes in the year
Net income (loss)	3,163	(2,195)	(3,821)
Cash dividends	(1,760)	(1,733)	(3,468)
Sale of treasury stock	(0)	(0)	(1,166)

Total changes in the year	1,403	(3,928)	(8,455)

Balance at end of year	183,009	179,081	170,626

Accumulated other comprehensive income (loss)
Balance at beginning of year	(14,859)	(18,270)	(22,574)
Changes in the year
Other comprehensive income (loss), net of tax	(3,411)	(4,304)	15,645

Balance at end of year	(18,270)	(22,574)	(6,929)

Treasury stock
Balance at beginning of year	(89,331)	(99,598)	(99,598)
Changes in the year
Purchases of treasury stock	(10,267)	(1)	(1)
Sale of treasury stock	0	1	1,979

Total changes in the year	(10,267)	0	1,978

Balance at end of year	(99,598)	(99,598)	(97,620)

Total stockholders’ equity
Balance at beginning of year	150,242	138,132	131,552
Changes in the year
Net income (loss)	3,163	(2,195)	(3,821)
Other comprehensive income (loss), net of tax	(3,411)	(4,304)	15,645
Cash dividends	(1,760)	(1,733)	(3,468)
Stock option compensation expense	165	1,652	861
Exercise of stock options	—	—	(340)
Purchases of treasury stock	(10,267)	(1)	(1)
Sale of treasury stock	0	1	813

Total changes in the year	(12,110)	(6,580)	9,689

Balance at end of year	¥138,132	131,552	141,241

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2011, 2012 and 2013

	Yen (Millions)
	2011	2012	2013
Cash flows from operating activities:
Net income (loss)	¥3,163	(2,195)	(3,821)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,209	6,838	8,063
Deferred income taxes	425	(3,663)	693
Stock option compensation expense	165	583	861
Impairment losses on investment securities	512	2,254	400
Changes in assets and liabilities, net of effect of acquisition:
Trade receivables	(7,645)	616	(1,004)
Inventories	(7,285)	4,613	(566)
Trade accounts payable	1,146	902	(6,475)
Accrued expenses	2,540	39	(4,529)
Income taxes payable	302	(659)	677
Accrued warranty expenses	(1,040)	164	(302)
Customer prepayments	1,276	(1,815)	611
Accrued pension and severance costs	225	975	841
Other	1,314	3,650	2,336

Net cash provided by (used in) operating activities	(693)	12,302	(2,215)

Cash flows from investing activities:
(Increase) decrease in short-term investments	(2,446)	14,387	—
Proceeds from sale of available-for-sales securities	6	10,717	287
Acquisition of subsidiary, net of cash acquired	—	(57,145)	—
Decrease of other investment in equity method investee	—	620	—
Proceeds from sale of property, plant and equipment	12	89	32
Purchases of property, plant and equipment	(3,138)	(5,931)	(11,386)
Purchases of intangible assets	(323)	(329)	(443)
Other	61	(78)	12

Net cash provided by (used in) investing activities	(5,828)	(37,670)	(11,498)

Cash flows from financing activities:
Increase (decrease) in short term debt	—	25,466	(25,000)
Proceeds from issuance of corporate bonds	—	—	25,000
Redemption of senior convertible notes of acquired subsidiary	—	(13,835)	—
Purchases of treasury stock	(10,268)	(1)	(1)
Dividends paid	(1,760)	(1,729)	(3,460)
Other	0	(14)	547

Net cash provided by (used in) financing activities	(12,028)	9,887	(2,914)

Net effect of exchange rate changes on cash and cash equivalents	(2,567)	(1,624)	4,077

Net change in cash and cash equivalents	(21,116)	(17,105)	(12,550)

Cash and cash equivalents at beginning of year	96,439	75,323	58,218

Cash and cash equivalents at end of year	¥75,323	58,218	45,668

Supplemental data:
Cash paid during the year for:
Income taxes	¥1,412	3,267	1,519
Interest	4	153	87

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Investment Securities

Investment securities consist of marketable and non-marketable equity securities. Fair value is determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.

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

(h) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation is computed principally using the straight-line method over estimated useful lives of the assets.

The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for tools, furniture and fixtures.

(i) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually. Intangible assets with definite useful lives are amortized on a straight-line basis over their respective estimated useful lives and reviewed for impairment.

Business combinations are accounted for using the acquisition method. Advantest allocates the purchase price to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition, including intangible assets that can be identified. The purchase price in excess of the fair value of the net assets is recorded as goodwill. Acquisition costs are expensed as incurred.

Intangible assets consist of customer relationships, patented technologies, developed technologies and other intangible assets. Advantest has estimated the weighted average amortization period for the customer relationships, patented technologies and developed technologies to be 8 years, 9 years and 8 years, respectively. The weighted average amortization period for all intangible assets is approximately 8 years.

(j) Impairment of Long-Lived Assets

Advantest reviews impairment of long-lived assets including identifiable intangibles with definite useful lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such circumstances, if the carrying value of the asset is less than the estimated undiscounted cash flows expected to be generated by the asset or asset group, Advantest recognizes an impairment loss. The impairment loss recognized is the amount by which the carrying amount of the asset or asset group exceeds the fair value.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(l) Accrued Pension and Severance Costs

The Company and certain of its subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. Prior service benefit and cost, and actuarial gains and losses are recognized in accumulated other comprehensive income (loss) and are amortized using the straight-line method over the average remaining service period of active employees. The funded status, which is the difference between the fair value of plan assets and the projected benefit obligations, of pension plans is recognized in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) represents the unrecognized actuarial loss and unrecognized prior service cost. These amounts will be subsequently recognized as net periodic benefit cost pursuant to Advantest’s accounting policy for amortizing such amounts.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(n) Shipping and Handling Costs

Shipping and handling costs totaled ¥929 million, ¥1,409 million and ¥1,564 million for the years ended March 31, 2011, 2012 and 2013, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(o) Research and Development Expenses

Research and development costs are expensed as incurred.

(p) Advertising Costs

Advertising costs totaled ¥104 million, ¥178 million and ¥497 million for the years ended March 31, 2011, 2012 and 2013, respectively, and are expensed as incurred.

(q) Stock-Based Compensation

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

Foreign exchange gains (losses) were (¥508) million, (¥2,319) million and (¥1,427) million for the years ended March 31, 2011, 2012 and 2013, respectively.

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

(w) New Accounting Standards

In July 2012, the FASB amended the accounting guidance to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. The guidance permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, the guidance eliminates the requirement to perform quantitative impairment testing as outlined in the previously

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

issued standards. The guidance is effective for fiscal years beginning on or after September 16, 2012, with early adoption permitted. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2013. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In February 2013, the FASB finalized the accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. This new guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2012, with early adoption permitted. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2013. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

(x) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation.

(2) Business Combinations

On July 4, 2011, Advantest acquired all outstanding ordinary shares of Verigy Ltd. (“Verigy”), for US$15.00 per share in cash. Verigy became a wholly-owned subsidiary of Advantest. In addition, as part of the consideration in the acquisition, Advantest assumed the obligation for stock options which had been granted by Verigy to certain directors and employees.

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

Verigy has historically been strong in the non-memory tester and research and development markets in North America and Europe. The complementary strengths in products, customer base, research and development, sales and service are expected to enhance the combined company’s competitiveness in the global market. The acquisition will allow Advantest to provide more and better diversified solutions to its customers in the semiconductor test equipment sector.

This acquisition was accounted for using the acquisition method.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The table below summarizes the allocation of the purchase price based on the fair value of assets acquired and liabilities assumed as of the acquisition date as follows.

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

The following represents the unaudited pro forma results of operations of Verigy for the year ended March, 2012, as if the acquisition of Verigy had occurred on April 1, 2010. The pro forma information does not necessarily reflect the actual results of operations had the acquisition been consummated at April 1, 2010, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements, cost synergies or other operating efficiencies that could result from the acquisition (other than those realized subsequent to the July 4, 2011 acquisition date).

Yen (Millions)
Year ended March 31, 2012
Pro forma net sales	149,916
Pro forma income (loss) before income taxes	(1,866)

(3) Trade Receivables

Trade receivables at March 31, 2012 and 2013 were as follows:

	Yen (Millions)
	2012	2013
Notes	¥157	2,570
Accounts	24,037	24,437

	24,194	27,007
Less allowance for doubtful accounts	75	54

	¥24,119	26,953

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended March 31, 2011, 2012 and 2013 were as follows:

	Yen (Millions)
	2011	2012	2013
Balance at beginning of year	¥159	67	75
Provision for (reversal of) allowance	(88)	8	(13)
Amounts written off	(4)	—	(8)

Balance at end of year	¥67	75	54

(5) Inventories

Inventories at March 31, 2012 and 2013 were composed of the following:

	Yen (Millions)
	2012	2013
Finished goods	¥8,318	6,485
Work in process	11,303	11,378
Raw materials and supplies	10,215	13,986

	¥29,836	31,849

(6) Property, Plant and Equipment

Property, plant and equipment at March 31, 2012 and 2013 were composed of the following:

	Yen (Millions)
	2012	2013
Land	¥14,035	14,557
Buildings	24,383	26,213
Machinery and equipment	20,595	24,071
Tools, furniture and fixtures	14,216	16,191
Construction in progress	363	4,205

	73,592	85,237
Less accumulated depreciation	39,386	43,869

	¥34,206	41,368

Depreciation expense was ¥3,977 million, ¥4,326 million and ¥5,778 million for the years ended March 31, 2011, 2012 and 2013, respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7) Goodwill and Intangible Assets

The components of intangible assets excluding goodwill at March 31, 2012 and 2013 were as follows:

	Yen (Millions)
	2012		2013
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets subject to amortization:
Software	¥2,704	1,998	¥2,306	1,624
Customer relationships	2,227	215	2,549	573
Patented technologies	4,365	389	4,995	1,037
Developed technologies	6,238	603	7,524	1,652
Other	1,690	175	2,005	473

	17,224	3,380	19,379	5,359

Intangible assets not subject to amortization:
In-process technologies	1,726	—	1,589	—
Other	224	—	224	—

	1,950	—	1,813	—

Intangible assets:
Balance at end of year	¥19,174	3,380	¥21,192	5,359

Aggregate amortization expense for the years ended March 31, 2011, 2012 and 2013 was ¥232 million, ¥2,512 million and ¥2,285 million, respectively. Estimated amortization expense for the next five years ending March 31 is ¥2,333 million in 2014, ¥2,411 million in 2015, ¥2,321 million in 2016, ¥2,109 million in 2017, and ¥1,899 million in 2018, respectively.

Goodwill at March 31, 2011 was ¥645 million. Goodwill was related to the semiconductor and component test system segment. Changes in the carrying amount of goodwill for the years ended March 31, 2012 and 2013 were as follows:

	Yen (Millions)
	2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Total
Balance at beginning of year	¥645	—	—	645
Acquisition of Verigy	20,844	—	14,296	35,140
Translation adjustments	422	—	289	711

Balance at end of year	21,911	—	14,585	36,496

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (Millions)
	2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Total
Balance at beginning of year	¥21,911	—	14,585	36,496
Translation adjustments	3,069	—	2,105	5,174

Balance at end of year	24,980	—	16,690	41,670

Advantest performed its annual impairment test for goodwill at the reporting unit level and identified no impairments at March 31, 2011, 2012 and 2013.

(8) Investment Securities

Marketable equity securities are classified as available-for-sale securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2012 and 2013 were as follows:

	Yen (Millions)
	2012
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥3,422	2,248	191	5,479

	Yen (Millions)
	2013
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥3,079	2,377	1	5,455

Equity securities consist primarily of stocks issued by Japanese listed companies.

Proceeds from the sale of available-for-sale securities and gross realized gains on the sale of available-for-sale securities for the year ended March 31, 2011 were insignificant. No losses were realized on the sale of available-for-sale securities for the year ended March 31, 2011. Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sales securities for the year ended March 31, 2012 were ¥10,717 million and ¥19 million. Gross realized losses on the sale of available-for-sale securities for the year ended March 31, 2012 were insignificant. Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sale securities for the year ended March 31, 2013 were ¥425 million and ¥388 million. No losses were realized on the sale of available-for-sale securities for the year ended March 31, 2013.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Net realized gains and losses of the sale of available-for-sale securities are based on the averaged cost method and are included in “other income (expense)” in the consolidated statements of operations.

For the years ended March 31, 2011, 2012 and 2013, Advantest recognized impairment losses of ¥426 million, ¥1,259 million and ¥388 million, respectively, on available-for-sale securities, which were considered other-than-temporarily impaired and wrote them down to the fair value.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2012 and 2013, were as follows:

	Yen (Millions)
	2012
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥825	178	179	13

	Yen (Millions)
	2013
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥—	—	5	1

Advantest maintains non-marketable equity securities, which are recorded at cost. The carrying amounts of non-marketable equity securities were ¥450 million and ¥468 million at March 31, 2012 and 2013, respectively. Advantest had not estimated the fair value of other non-marketable equity securities aggregating ¥50 million and ¥460 million at March 31, 2012 and 2013, respectively, since it was not practicable to estimate the fair value of the investments due to the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that had impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, was other than temporary. For the years ended March 31, 2011, 2012 and 2013, non-marketable equity securities with a purchase cost of ¥98 million, ¥1,395 million and ¥20 million were written down to their estimated fair values of ¥12 million, ¥400 million and ¥8 million, resulting in other-than-temporary impairment charges of ¥86 million, ¥995 million and ¥12 million, respectively, which were included in impairment losses on investment securities in the accompanying consolidated statements of operations.

(9) Derivative Financial Instruments

Advantest uses derivative instruments primarily to manage exposures to foreign currency. The primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. The instruments are not designated for trading or speculative purposes. Derivative financial

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations. Advantest generally does not require or place collateral for these derivative financial instruments.

In accordance with U.S. GAAP, Advantest recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. Changes in fair value of the derivatives are recorded as other income (expense).

Derivatives not designated as hedging instruments

Derivatives not designated as hedging instruments consist primarily of forward contracts to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2012 and 2013. The notional amounts of outstanding forward contracts for foreign currency purchases were approximately ¥653 million, and the outstanding forward contracts for foreign currency sales were ¥280 million at March 31, 2012. The notional amounts of outstanding forward contracts for foreign currency sales were ¥147 million at March 31, 2013.

Fair Value of Derivative Contracts

Fair values of derivatives not designated as hedging instruments at March 31, 2012 and 2013 were as follows:

Derivatives not designated as hedging instruments

	Yen (Millions)
	March 31, 2012		March 31, 2013
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥21	Other current assets	16

Liabilities
Foreign exchange contracts	Other current liabilities	¥0	Other current liabilities	0

Effect of derivative instruments on the consolidated statements of operations

Derivatives not designated as hedging instruments

The effects of derivatives not designated as hedging instruments on the consolidated statements of operations for the years ended March 31, 2011, 2012 and 2013 were as follows:

	Location of gain (loss) recognized in income on derivatives	Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
		2011	2012	2013
Foreign exchange contracts	Other income (expense)	¥223	630	(96)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Fair Value Measurement

Disclosure about the fair value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2012 and 2013. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	2012		2013
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥5,479	5,479	¥5,455	5,455
Foreign exchange contracts	21	21	16	16

Financial liabilities:
Foreign exchange contracts	0	0	0	0
Corporate bonds	—	—	25,000	25,026

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities. The carrying amounts of foreign exchange contracts are included in other current assets and other current liabilities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables and trade accounts payable: The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities: The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.

Foreign exchange contracts: The fair value of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

Corporate bonds: The fair value of corporate bonds is estimated using market quotes and are classified as Level 2.

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

Assets / Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2012 and 2013, carrying amount of assets and liabilities that were measured at fair value on a recurring basis by level was as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2012
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale equity securities	¥5,479	5,479	—	—
Foreign exchange contracts	21	—	21	—

Total assets measured at fair value	5,500	5,479	21	—

Liabilities
Foreign exchange contracts	0	—	0	—

Total liabilities measured at fair value	¥0	—	0	—

		Yen (Millions)
		Fair Value Measurements at March 31, 2013
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale equity securities	¥5,455	5,455	—	—
Foreign exchange contracts	16	—	16	—

Total assets measured at fair value	5,471	5,455	16	—

Liabilities
Foreign exchange contracts	0	—	0	—

Total liabilities measured at fair value	¥0	—	0	—

Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities. Changes in fair value of foreign exchange contracts are recorded as other income (expense).

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis

As of March 31, 2012 and 2013, carrying amounts of assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the years ended March 31, 2012 and 2013, were as follows:

		Yen (Millions)			Total gains (losses) for the year ended March 31, 2012
		Fair Value Measurements at March 31, 2012
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Non-marketable equity securities	¥400	—	400	0	(995)
Assets held for sale	1,471	—	—	1,471	(920)

Total assets measured at fair value	1,871	—	400	1,471

Total gains (losses) for assets held as of March 31, 2012					(1,915)

		Yen (Millions)			Total gains (losses) for the year ended March 31, 2013
		Fair Value Measurements at March 31, 2013
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Non-marketable equity securities	¥8	—	—	8	(12)
Assets held for sale	1,337	—	—	1,337	(134)

Total assets measured at fair value	1,345	—	—	1,345

Total gains (losses) for assets held as of March 31, 2013					(146)

Advantest recognized impairment losses of non-marketable equity securities when their fair values were below the carrying amounts and the decline in fair values was considered to be other than temporary. The non-marketable equity securities are valued using the market and income approaches. The fair value of non-marketable equity securities is based on quoted prices in markets that are not active at the reporting date, or present value of expected future cash flows for those investments. As of March 31, 2012 and 2013, Advantest reclassified certain land measured at fair value on a nonrecurring basis of ¥1,471 million and ¥1,337 million as asset held for sale, respectively. As of March 31, 2013, Advantest reclassified certain land of ¥1,144 million as asset held for sale. The assets held for sale were included in other current assets on the consolidated balance sheets. The fair value was determined based on a third-party appraisal using similar assets and sales. The fair value is classified as Level 3 because significant unobservable inputs were involved in the fair value measurements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Leases—Lessor

Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation under operating leases as of March 31, 2012 and 2013 were as follows:

	Yen (Millions)
	2012	2013
Machinery and equipment	¥8,406	9,419
Less accumulated depreciation	4,841	5,840

	¥3,565	3,579

Depreciation of machinery and equipment held under operating leases is included with depreciation expense. These assets are included in property, plant and equipment.

Future minimum lease income under noncancelable operating leases as of March 31, 2013 is as follows:

Year ending March 31	Yen (Millions)
2014	¥1,158
2015	198
2016	32
2017	8
2018	—
Thereafter	—

Total minimum lease income	¥1,396

(12) Leases—Lessee

Advantest has several noncancelable operating leases, primarily for office space and office equipment. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2011, 2012 and 2013 was ¥1,122 million, ¥1,565 million and ¥1,800 million, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2013 are as follows:

Year ending March 31	Yen (Millions)
2014	¥871
2015	773
2016	685
2017	403
2018	285
Thereafter	885

3,902
Less sublease income to be received in the future under noncancelable subleases	673

Net minimum lease payments	¥3,229

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(13) Short Term Debt and Corporate Bonds

Short term debt at March 31, 2012 and 2013 were as follows:

	Yen (Millions)
	2012	2013
Unsecured borrowing
Weighted average annual interest 0.38%	¥25,000	—

	¥25,000	—

As of March 31, 2012, the Company had no corporate bonds. As of March 31, 2013, the amount, interest rates and maturity dates of unsecured corporate bonds were as follows:

Amount	Interest rate	Maturity date
¥10,000 million	0.416% per annum	May 25, 2015
¥15,000 million	0.606% per annum	May 25, 2017

(14) Income Taxes

The components of income (loss) before income taxes and equity in earnings (loss) of affiliated company and provision (benefit) for income taxes as shown in the consolidated statements of operations were as follows:

	Yen (Millions)
	2011	2012	2013
Income (loss) before income taxes and equity in earnings (loss) of affiliated company:
The Company and domestic subsidiaries	¥(1,130)	(2,775)	(16,721)
Foreign subsidiaries	6,681	(667)	15,428

	¥5,551	(3,442)	(1,293)

	Yen (Millions)
	2011	2012	2013
Provision (benefit) for income taxes:
Current:
The Company and domestic subsidiaries	¥813	555	411
Foreign subsidiaries	1,160	1,841	1,243
Deferred:
The Company and domestic subsidiaries	330	(1,513)	(272)
Foreign subsidiaries	49	(2,123)	1,111

	¥2,352	(1,240)	2,493

The Company and its domestic subsidiaries are subject to a number of income taxes, which in the aggregate resulted in statutory income tax rates of 40.4%, 40.4% and 37.8% for the years ended March 31, 2011, 2012 and 2013, respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Amendments to the Japanese tax regulations were enacted into law on December 2, 2011. As a result of these amendments, the statutory income tax rate was reduced to approximately 37.8% effective from the year beginning April 1, 2012, and will be reduced to approximately 35.4% effective from the year beginning April 1, 2015.

Prior to the acquisition, Verigy was a Singapore corporation and had negotiated tax incentives with the Singapore Economic Development Board (“EDB”), an agency of the Government of Singapore, which had been approved by Singapore’s Ministry of Finance and Ministry of Trade and Industry. Subsequent to the acquisition, our reorganization of subsidiaries in Singapore was developed, and such tax incentives were terminated on March 31, 2012. New tax incentives were granted by the EDB effective April 1, 2012. Under the new incentive, a majority of the income earned in Singapore during the incentive periods is subject to reduced rates of Singapore income tax. The incentive will expire on March 31, 2014. The Singapore corporate income tax rates that would apply, absent of the incentive, is 17% for the fiscal years ended March 31, 2012 and 2013. Due to the low level of taxable income attributable to Singapore, the impact on income taxes was immaterial for the fiscal years ended March 31, 2012 and 2013.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes was as follows:

	2011	2012	2013
Statutory rates for expense (benefit)	40.4%	(40.4)%	(37.8)%
Effects on income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan	(16.2)	12.3	(319.8)
Tax credits	(13.7)	(60.9)	(176.5)
Expenses not deductible for tax purposes	2.6	4.3	11.3
Expiration of stock options	11.0	9.5	16.6
Undistributed earnings of foreign subsidiaries	3.8	(20.0)	(6.0)
Change in valuation allowance	13.0	(92.1)	704.3
Effect of enacted changes in tax laws and rates on Japanese tax	—	149.9	—
Other, net	1.5	1.4	0.7

	42.4%	(36.0)%	192.8%

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2012 and 2013 were presented below.

	Yen (Millions)
	2012	2013
Deferred tax assets:
Inventories	¥3,820	3,327
Accrued warranty expenses	722	614
Accrued pension and severance costs	8,426	9,212
Accrued expenses	2,088	1,358
Research and development expenses capitalized for tax purposes	1,807	2,470
Operating loss carryforwards	31,800	38,912
Property, plant and equipment	3,449	3,340
Tax credits	5,873	8,122
Other	1,709	2,059

Total gross deferred tax assets	59,694	69,414
Less valuation allowance	(50,188)	(59,072)

Net deferred tax assets	9,506	10,342

Deferred tax liabilities:
Intangible assets	(1,615)	(2,558)
Net unrealized gains on marketable securities	(676)	(805)
Undistributed earnings of foreign subsidiaries	(932)	(689)
Other	(57)	(43)

Total gross deferred tax liabilities	(3,280)	(4,095)

Net deferred tax assets (liabilities)	¥6,226	6,247

Management of Advantest intends to reinvest undistributed earnings of the Company’s certain foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liabilities has been recognized on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future, aggregating ¥6,712 million and ¥9,697 million at March 31, 2012 and 2013, respectively. Deferred tax liabilities will be recognized when Advantest expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The related deferred tax liability would have been ¥1,134 million and ¥1,426 million at March 31, 2012 and 2013, respectively.

Included in other current assets and other assets were deferred tax assets of ¥7,337 million and ¥7,639 million at March 31, 2012 and 2013, respectively.

Included in other current liabilities and other liabilities were deferred tax liabilities of ¥1,111 million and ¥1,392 million at March 31, 2012 and 2013, respectively.

At March 31, 2013, Advantest had total net operating loss carry forwards for income tax purposes of ¥118,205 million which are available to reduce future taxable income. Net operating loss carry forwards of ¥98,605 million attributable to the Company and domestic subsidiaries in Japan will expire during the years ending March 31, 2015 through 2022. Other net operating loss carry forwards of ¥15,515 million have no expiration dates and the remaining other net operating loss carry forwards of ¥4,085 million will expire predominately during the years ending March 31, 2032. Net operating loss carryforwards utilized during the years ended March 31, 2011, 2012 and 2013 were ¥554 million, ¥25 million and ¥14,728 million, respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects over the periods in which the deferred tax assets are deductible and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible tax differences, net of valuation allowance.

The changes in valuation allowance for the years ended March 31 were as follows:

	Yen (Millions)
	2011	2012	2013
Balance at beginning of year	¥51,289	52,082	50,188
Additions	793	—	8,884
Reductions	—	1,894	—

Balance at end of year	¥52,082	50,188	59,072

For the year ended March 31, 2011, valuation allowance increased primarily due to an increase in net operating loss carryforwards, which was partially offset by decreases in deferred tax assets associated with inventory and research and development expenses capitalized for tax purposes. For the year ended March 31, 2012, the valuation allowance decreased due to reductions in deferred tax assets associated with change of tax rate in Japan. For the year ended March 31, 2013, valuation allowance increased primarily due to an increase in net operating loss carryforwards.

The management believes the amount of the deferred tax assets, net of valuation allowance were considered realizable. However, the amount of the deferred tax assets considered realizable could be changed in the future if estimates of future taxable income are revised. This could result in the significant impact on the Company’s consolidated financial position and results of operations.

There were no unrecognized tax benefits for the years ended March 31, 2011. Unrecognized tax benefits for the years ended March 31, 2012 and 2013 were as follows:

	Yen (Millions)
	2012	2013
Balance at beginning of year	¥—	1,484
Acquisition of Verigy	1,671	—
Increase for tax positions of previous years	148	84
Increase for tax positions of current year	57	0
Settlements	(47)	(58)
Lapse of the applicable statute of limitations	(341)	(248)
Translation adjustments	(4)	156

Balance at end of year	1,484	1,418

Although Advantest believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audits, settlements and any related litigation could affect the

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

effective tax rate in the future periods. The total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥1,418 million at March 31, 2013. As of March 31, 2013, Advantest does not expect changes in its tax positions that would significantly increase or decrease unrecognized tax benefits within next 12 months. Both interest and penalties accrued are included in other liabilities in the accompanying consolidated balance sheets, and both interest and penalties are included in the income tax provision in the accompanying consolidated statements of operations are immaterial.

Advantest files income tax returns in Japan and various foreign tax jurisdictions. As of March 31, 2013, Advantest open tax years are from 2007 in Japan, 2011 in Taiwan, and 2009 in the United States.

(15) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss), net of tax, for the years ended March 31, 2011, 2012 and 2013 were as follows:

	Yen (Millions)
	Foreign currency translation adjustments	Net unrealized gains (losses) on investment securities	Pension related adjustment	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2010	¥(11,507)	832	(4,184)	—	(14,859)

Change during the year	(3,231)	(311)	(401)	—	(3,943)
Reclassification adjustments	—	252	280	—	532

	(3,231)	(59)	(121)	—	(3,411)

Balance at March 31, 2011	¥(14,738)	773	(4,305)	—	(18,270)

Change during the year	864	(216)	(6,565)	(55)	(5,972)
Reclassification adjustments	558	818	237	55	1,668

	1,422	602	(6,328)	—	(4,304)

Balance at March 31, 2012	¥(13,316)	1,375	(10,633)	—	(22,574)

Change during the year	17,250	165	(2,251)	—	15,164
Reclassification adjustments	—	9	472	—	481

	17,250	174	(1,779)	—	15,645

Balance at March 31, 2013	¥3,934	1,549	(12,412)	—	(6,929)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2011, 2012 and 2013 were as follows:

	Yen (Millions)
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Year ended March 31, 2011:
Foreign currency translation adjustments	¥(3,231)	—	(3,231)
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(540)	229	(311)
Less reclassification adjustments for net gains (losses) realized in earnings	423	(171)	252

Net unrealized gains (losses)	(117)	58	(59)
Pension related adjustment	(121)	—	(121)
Other comprehensive income (loss)	¥(3,469)	58	(3,411)

Year ended March 31, 2012:
Foreign currency translation adjustments	¥1,422	—	1,422
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(509)	293	(216)
Less reclassification adjustments for net gains (losses) realized in earnings	1,267	(449)	818

Net unrealized gains (losses)	758	(156)	602
Pension related adjustment	(7,191)	863	(6,328)
Other comprehensive income (loss)	¥(5,011)	707	(4,304)

Year ended March 31, 2013:
Foreign currency translation adjustments	¥17,250	—	17,250
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	321	(156)	165
Less reclassification adjustments for net gains (losses) realized in earnings	(1)	10	9

Net unrealized gains (losses)	320	(146)	174
Pension related adjustment	(1,908)	129	(1,779)
Other comprehensive income (loss)	¥15,662	(17)	15,645

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Stock option activity during the years ended March 31, 2011, 2012 and 2013 was as follows:

	2011		2012		2013
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	3,060,000	¥4,647	1,948,000	¥3,392	4,888,206	¥1,616
Granted	308,000	2,089	4,033,046	1,399	2,521,000	1,207
Exercised	—	—	—	—	(522,297)	880
Expired	(1,262,000)	5,881	(595,840)	5,302	(592,354)	2,590
Forfeited	(158,000)	5,287	(497,000)	2,396	(589,856)	1,461

Outstanding at end of year	1,948,000	3,392	4,888,206	1,616	5,704,699	1,418

Exercisable at end of year	1,640,000	¥3,636	3,585,206	¥1,648	3,222,699	¥1,580

Stock based compensation expense recognized was ¥165 million, ¥583 million and ¥861 million, which was included in selling, general and administrative expenses for the years ended March 31, 2011, 2012 and 2013, respectively. The recognized tax benefits were ¥61 million, ¥153 million and ¥235 million for the years ended March 31, 2011, 2012 and 2013, respectively. In addition, the stock options, granted during the fiscal years ended March 31, 2007 and 2008 subsequent to a change in Japanese tax law effective April 1, 2006, expired unused during the fiscal year ended March 31, 2012 and 2013, and the related deferred tax assets of ¥328 million and ¥214 million were reversed, respectively. As of March 31, 2011, 2012 and 2013, a valuation allowance was recorded against substantially all related deferred tax assets.

The weighted average fair value per share for stock options that were granted during the years ended March 31, 2011, 2012 and 2013 were ¥535, ¥448 and ¥347, respectively. These figures were calculated based on the Black Scholes option pricing model by using the following weighted average estimates:

	2011	2012	2013
Expected dividend yield	1.6%	0.4%	1.1%
Risk free interest rate	0.2%	0.5%	0.1%
Volatility	45.4%	49.3%	50.7%
Expected life	3.9 years	3.1 years	3.9 years

No stock options were exercised during the years ended March 31, 2011 and 2012. Cash proceeds from options exercised for the year ended March 31, 2013 was ¥ 472 million. The total fair value of shares vested during the years ended March 31, 2011, 2012 and 2013 was ¥ 141 million, ¥ 1,244 million and ¥ 583 million, respectively. No intrinsic value of options exercised was recognized for the years ended March 31, 2011 and 2012. The total intrinsic values of options exercised for the year ended March 31, 2013 was ¥ 131 million.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2013, all of the outstanding stock options were as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
¥620 - ¥1,529	4,765,961	1,303	3.4 years	2,283,961	1,407	2.8 years
¥1,531 - ¥2,748	938,738	2,002	1.5 years	938,738	2,002	1.5 years

	5,704,699	1,418	3.1 years	3,222,699	1,580	2.4 years

The aggregate intrinsic value for the options outstanding and exercisable at March 31, 2013 was ¥ 523 million and ¥ 178 million, respectively.

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

Information about the retirement and severance plans of Advantest for the years ended March 31 was as follows:

	Yen (Millions)
	2011	2012		2013
	Japanese plans	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Components of net periodic benefit cost:
Service cost	¥1,362	1,355	227	1,487	345
Interest cost	724	748	242	689	348
Expected return on plan assets	(486)	(405)	(237)	(299)	(267)
Amortization of unrecognized:
Net actuarial (gain) or loss	487	511	—	790	241
Prior service (benefit) cost	(176)	(172)	—	(168)	—
Other	—	(18)	—	—	—

Net periodic benefit cost	¥1,911	2,019	232	2,499	667

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the plans’ benefit obligation, fair value of plan assets, funded status at March 31, 2012 and 2013.

	Yen (Millions)
	2012		2013
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Change in benefit obligation:
Balance at beginning of year	¥34,285	230	38,433	10,214
Service cost	1,355	227	1,487	345
Interest cost	748	242	689	348
Actuarial (gain) or loss	2,464	2,349	3,645	420
Plan amendment	123	—	—	34
Plan participants’ contributions	—	66	—	16
Benefits paid	(542)	(80)	(665)	(548)
Acquisition of Verigy	—	7,518	—	—
Translation adjustments	—	(338)	—	1,103

Balance at end of year	38,433	10,214	43,589	11,932

Change in plan assets:
Balance at beginning of year	20,282	—	19,995	4,636
Employer contributions	1,786	131	1,759	26
Plan participants’ contributions	—	66	—	131
Actual return or (loss) on plan assets	(1,594)	(278)	2,010	297
Benefits paid	(479)	(35)	(557)	(158)
Acquisition of Verigy	—	5,051	—	—
Translation adjustments	—	(299)	—	504

Balance at end of year	19,995	4,636	23,207	5,436

Funded status	¥(18,438)	(5,578)	(20,382)	(6,496)

Amounts recognized in the consolidated balance sheets at March 31, 2012 and 2013 were as follows:

	Yen (Millions)
	2012		2013
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Accrued expenses	¥(183)	(389)	(196)	(107)
Accrued pension and severance costs	(18,255)	(5,189)	(20,186)	(6,389)

	(18,438)	(5,578)	(20,382)	(6,496)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Pension related adjustments (net of tax) recognized in accumulated other comprehensive income (loss) at March 31, 2012 and 2013 were as follows:

	Yen (Millions)
	2012		2013
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Actuarial loss	¥(9,405)	(1,979)	(10,648)	(2,421)
Prior service benefit	751	—	657	—

	(8,654)	(1,979)	(9,991)	(2,421)

Changes in pension related adjustments (net of tax) recognized in other comprehensive income (loss) for the year ended March 31, 2012 and 2013 were summarized as follows:

	Yen (Millions)
	2012		2013
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Current year actuarial gain (loss)	¥(4,463)	(1,979)	(1,934)	(317)
Amortization of actuarial gain	243	—	691	162
Current year prior service benefit	(123)	—	—	—
Amortization of prior service benefit and other	(6)	—	(94)	—
Translation adjustments	—	—	—	(287)

	(4,349)	(1,979)	(1,337)	(442)

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follow:

	Yen (Millions)
	Japanese Plans	Non-Japanese plans
Actuarial loss	¥919	¥276
Prior service benefit	(168)	—

	751	276

Pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2012 and 2013 were summarized as follows:

	Yen (Millions)
	2012		2013
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Projected benefit obligation	¥38,433	10,214	43,589	11,932
Accumulated benefit obligation	37,531	8,638	42,573	10,076
Fair value of plan assets	19,995	4,636	23,207	5,436

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Other information about the retirement and severance plans of Advantest was as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

Weighted-average assumptions used to determine benefit obligations as of March 31:

	2012		2013
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Discount rate	1.8%	3.7%	1.3%	3.5%
Rate of compensation increase	3.0%	2.8%	3.0%	2.6%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2011	2012		2013
	Japanese plans	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Discount rate	2.2%	2.2%	4.8%	1.8%	3.7%
Expected return on plan assets	2.5%	2.0%	6.6%	1.5%	5.7%
Rate of compensation increase	3.0%	3.0%	2.8%	3.0%	2.8%

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

Japanese benefit plans’ weighted-average asset allocation at March 31, 2012 and 2013 by asset category were as follows:

	2012	2013	Target
Equity securities	39.1%	34.5%	30.0%
Debt securities	26.9	30.1	35.0
Cash	5.6	9.5	2.0
Life insurance company general accounts	16.3	13.0	13.0
Other	12.1	12.9	20.0

	100.0%	100.0%	100.0%

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Non-Japanese benefit plans’ weighted-average asset allocation at March 31, 2012 and 2013 by asset category were as follows:

	2012	2013	Target
Equity securities	38.4%	42.8%	43.6%
Debt securities	12.3	35.1	35.8
Cash	42.4	18.2	16.7
Other	6.9	3.9	3.9

	100.0%	100.0%	100.0%

The three levels of inputs that may be used to measure fair value of plan assets are as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets.

Level 2:	Observable inputs other than quoted prices included within Level 1 for the assets, either directly or indirectly.

Level 3:	Unobservable inputs for the assets.

Japanese benefit plans’ asset allocation at March 31, 2012 and 2013 by asset level were as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2012
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	1,110	1,110	—	—
Equity securities:
Japanese companies	1,509	1,509	—	—
Pooled funds (a)	6,319	—	6,319	—
Debt securities:
Pooled funds (b)	5,375	—	5,375	—
Hedge funds (c)	2,415	—	1,278	1,137
Life insurance company general accounts	3,267	—	3,267	—

Total	19,995	2,619	16,239	1,137

(a)	These funds invested in listed equity securities consisting of approximately 50% Japanese listed companies and 50% foreign listed companies. This category included both long and short positions aggregating ¥1,070 million, invested in Japanese listed companies’ equity.
(b)	These funds invested in approximately 45% foreign government bonds, 40% Japanese government bonds, 10% Japanese corporate bonds, and 5% Japanese municipal bonds.
(c)	These hedge funds invested in stock price index futures / options, bond futures / options, bonds and private equity funds and others.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

		Yen (Millions)
		Fair Value Measurements at March 31, 2013
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	2,202	2,202	—	—
Equity securities:
Japanese companies	1,379	1,379	—	—
Pooled funds (d)	6,633	—	6,633	—
Debt securities:
Pooled funds (e)	6,975	—	6,975	—
Hedge funds (f)	2,993	—	1,980	1,013
Life insurance company general accounts	3,025	—	3,025	—

Total	23,207	3,581	18,613	1,013

(d)	These funds invested in listed equity securities consisting of approximately 60% Japanese listed companies and 40% foreign listed companies.
(e)	These funds invested in approximately 80% Japanese government bonds, 15% Japanese corporate bonds, and 5% Japanese municipal bonds.
(f)	These hedge funds invested in stock price index futures / options, bond futures / options, bonds and private equity funds and others.

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

Level 3 assets are comprised of hedge funds, which are valued at their net asset values that are calculated by the sponsors of the funds.

Changes in the Level 3 plan assets for the years ended March 31, 2012 and 2013 were as follows:

	Yen (Millions)
	2012	2013
	Hedge funds	Hedge funds
Balance at beginning of year	¥1,433	1,137
Net realized / unrealized gain (loss)	(1,572)	23
Purchases, issuances and settlements	1,276	(147)
Transfer in and / or out of Level 3	—	—

Balance at end of year	¥1,137	1,013

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Non-Japanese benefit plan asset allocation at March 31, 2012 and 2013 by asset level were as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2012
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents (a)	1,967	1,967	—	—
Equity securities:
Pooled funds (b)	1,779	—	1,779	—
Debt securities:
Pooled funds (c)	571	—	571	—
Commodities	319	—	319	—

Total	4,636	1,967	2,669	—

(a)	Cash equivalents were primarily in short-term investment funds, which consisted of short-term money market instruments that were valued using quoted prices for similar assets and liabilities in active markets.
(b)	These funds invested in listed equity securities consisting of foreign equities.
(c)	These funds invested in international bonds.

		Yen (Millions)
		Fair Value Measurements at March 31, 2013
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents (d)	992	992	—	—
Equity securities:
Pooled funds (e)	2,326	—	2,326	—
Debt securities:
Pooled funds (f)	1,910	—	1,910	—
Commodities	208	—	208	—

Total	5,436	992	4,444	—

(d)	Cash equivalents were primarily in short-term investment funds, which consisted of short-term money market instruments that were valued using quoted prices for similar assets and liabilities in active markets.
(e)	These funds invested in listed equity securities consisting of foreign equities.
(f)	These funds invested in international bonds.

Cash flows:

Advantest expects to contribute ¥1,885 million and ¥36 million to its Japanese defined benefit plans and Non-Japanese benefit plans during the year ending March 31, 2014.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are estimated as follows:

Year ending March 31	Yen (Millions)
	Japanese plans	Non-Japanese plans
2014	¥850	145
2015	929	175
2016	1,017	113
2017	1,136	240
2018	1,258	208
2019 through 2023	9,264	2,091

(18) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2011, 2012 and 2013 were as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2010	199,566,770	20,845,178

Purchase of shares	—	5,449,721
Sale of shares	—	(80)

Number of shares as of March 31, 2011	199,566,770	26,294,819

Purchase of shares	—	899
Sale of shares	—	(328)

Number of shares as of March 31, 2012	199,566,770	26,295,390

Purchase of shares	—	671
Exercise of stock options	—	(522,297)
Sale of shares	—	(76)

Number of shares as of March 31, 2013	199,566,770	25,773,688

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

Cash dividends for the years ended March 31, 2011, 2012 and 2013 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for a dividend of ¥10 per share, aggregating ¥1,738 million for the second-half of the year ended March 31, 2013, subsequently proposed by the Board of Directors.

The amount available for future payment of dividends was determined under the Companies Act of Japan and amounted to ¥53,834 million at March 31, 2013.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(19) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period. Changes in accrued warranty expenses for the years ended March 31, 2011, 2012 and 2013 were summarized as follows:

	Yen (Millions)
	2011	2012	2013
Balance at beginning of year	¥2,802	1,754	2,129
Acquisition of Verigy	—	209	—
Addition	2,653	3,432	3,172
Reduction	(3,693)	(3,269)	(3,474)
Translation adjustments	(8)	3	62

Balance at end of year	¥1,754	2,129	1,889

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reportable operating segment information during the years ended March 31, 2011, 2012 and 2013 was as follows:

	Yen (Millions)
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
As of and for the year ended March 31, 2011:
Net sales to unaffiliated customers	¥67,070	18,398	14,166	—	99,634
Inter-segment sales	2,263	117	—	(2,380)	—

Net sales	69,333	18,515	14,166	(2,380)	99,634
Depreciation and amortization	1,417	533	1,755	504	4,209
Operating income (loss) before stock option compensation expenses	9,857	(251)	2,133	(5,463)	6,276
Adjustment:
Stock based compensation expense					165

Operating income					6,111

Expenditures for additions to long-lived assets	1,350	374	1,733	336	3,793
Total assets	53,570	11,780	9,226	105,736	180,312

As of and for the year ended March 31, 2012:
Net sales to unaffiliated customers	¥101,831	20,410	18,807	—	141,048
Inter-segment sales	3,777	206	—	(3,983)	—

Net sales	105,608	20,616	18,807	(3,983)	141,048
Depreciation and amortization	2,658	627	3,070	483	6,838
Operating income (loss) before stock option compensation expenses	9,845	(1,324)	1,614	(8,715)	1,420
Adjustment:
Stock based compensation expense					583

Operating income					837

Expenditures for additions to long-lived assets	2,398	750	3,492	344	6,984
Total assets	93,603	12,789	30,713	82,121	219,226

As of and for the year ended March 31, 2013:
Net sales to unaffiliated customers	¥99,719	13,107	20,077	—	132,903
Inter-segment sales	1,400	546	—	(1,946)	—

Net sales	101,119	13,653	20,077	(1,946)	132,903
Depreciation and amortization	3,423	486	3,690	464	8,063
Operating income (loss) before stock option compensation expenses	10,956	(4,614)	775	(6,176)	941
Adjustment:
Stock based compensation expense					861

Operating income					80

Expenditures for additions to long-lived assets	3,530	4,565	4,356	141	12,592
Total assets	99,168	18,242	36,065	72,040	225,515

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Adjustments to operating income in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock based compensation expenses for management’s analysis of business segment results.

Additions to long-lived assets included in Corporate consist of purchases of software and fixed assets for general corporate use.

Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

One customer and its related entities mainly in the semiconductor and component test system segment and the mechatronics system segment accounted for approximately 20%, 29% and 14% of total consolidated net sales for the years ended March 31, 2011, 2012 and 2013, respectively. Another customer accounted for approximately 7%, 12% and 6% for the years ended March 31, 2011, 2012 and 2013, respectively. A third customer accounted for approximately 13%, 2% and 4% for the years ended March 31, 2011, 2012 and 2013, respectively.

Information as to Advantest’s net sales and property, plant and equipment in various geographical areas was as follows:

Net sales to unaffiliated customers for the years ended March 31, 2011, 2012 and 2013 were as follows:

	Yen (Millions)
	2011	2012	2013
Japan	22,398	16,095	14,045
Americas	9,278	29,742	20,583
Europe	2,252	7,015	9,061
Asia	65,706	88,196	89,214

Total	99,634	141,048	132,903

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia were generated in Korea, Taiwan and China and others in the amount of ¥20,752 million, ¥21,835 million and ¥23,119 million for the year ended March 31, 2011, ¥29,687 million, ¥27,591 million and ¥30,918 million for the year ended March 31, 2012, and ¥31,777 million, ¥35,826 million and ¥21,611 million for the year ended March 31, 2013, respectively. Substantially all net sales indicated as Americas were generated in the United States of America.

Property, plant and equipment as of March 31, 2011, 2012 and 2013 were as follows:

	Yen (Millions)
	2011	2012	2013
Japan	¥29,280	28,234	27,336
Americas	281	1,073	2,693
Europe	563	1,582	2,106
Asia	1,754	3,317	9,233

Total	¥31,878	34,206	41,368

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Property, plant and equipment are those assets located in each geographic area.

Substantially all property, plant and equipment indicated as Americas were located in the United States of America. Substantially all property, plant and equipment indicated as Europe were located in Germany. Property, plant and equipment in Asia were primarily located in Korea, Taiwan, Singapore and China.

(21) Related Party Transactions

Advantest sells products to and purchases raw materials from Fujitsu Limited, its 11.6% stockholder as of March 31, 2013 and its group companies (collectively, “Fujitsu”). The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various software products for internal use, information system related services, research and development materials and services from Fujitsu. Advantest had the following transactions with Fujitsu as of and for the years ended March 31:

	Yen (Millions)
	2011	2012	2013
Sales of products	¥2,461	1,847	1,128
Purchases of raw materials	4,622	6,155	3,757
Receivables	696	459	338
Payables	2,717	2,653	1,255
Purchases of software, hardware and others	442	95	66
Research and development expenses, computer rentals, maintenance and other expenses	1,779	1,976	1,634

Advantest is holding approximately 35% of common stock of e-Shuttle, Inc., a subsidiary of Fujitsu, since the initial investment, which is accounted for by the equity method of accounting.

(22) Per Share Data

The following table sets forth the computation of basic and diluted net income (loss) per share as of March 31:

	Yen (Millions) except per share data
	2011	2012	2013
Numerator:
Net income (loss)	¥3,163	(2,195)	(3,821)

Denominator:
Basic weighted average shares of common stock outstanding	175,481,854	173,271,717	173,478,054
Dilutive effect of exercise of stock options	13,604	—	—

Diluted weighted average shares of common stock outstanding	175,495,458	173,271,717	173,478,054

Basic net income (loss) per share	¥18.03	(12.67)	(22.03)
Diluted net income (loss) per share	18.03	(12.67)	(22.03)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2011, 2012 and 2013, Advantest had outstanding stock options convertible into 1,610,000, 4,888,206 and 5,704,699 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(23) Concentrations of Credit Risk

Advantest is exposed to credit risk in the event of default by financial institutions to cash and cash equivalents, but such risk is considered mitigated by the high credit rating of the financial institutions.

At March 31, 2012 and 2013, Advantest had two foreign semiconductor customers and one foreign semiconductor customer with significant receivables, respectively. Receivables from these customers accounted for 32% and 16% of consolidated trade receivables at March 31, 2012 and 2013, respectively. Although Advantest does not expect that these customers will fail to meet their obligations, Advantest is potentially exposed to concentrations of credit risk if these customers failed to perform according to the terms of the contracts.

(24) Commitments and Contingent Liabilities

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

Outstanding commitments for the purchase of property, plant and equipment totaled ¥1,159 million and for the purchase of parts and raw materials totaled ¥1,390 million at March 31, 2013. Outstanding commitments for the purchase of property, plant and equipment are mainly for a new factory in Korea.

Advantest maintains a commitment line agreement with a number of banks and pays commitment fees as consideration in order to secure a financing source for business operations. The commitment agreement term ends in March 2015, and the unused availability under this agreement as of March 31, 2013 amounted to ¥10,000 million.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Regulations of the Board of Directors of the Registrant (English translation)*

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation)**

2.1	Share Handling Regulations of the Registrant (English translation)*

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts***

2.3	Form of Amendment No. 1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and all holders from time to time of American Depositary Receipts, including the Form of American Depositary Receipt****

2.4	Form of ADR (included in Exhibit 2.3)

4.1	Implementation Agreement by and between Advantest Corporation and Verigy Ltd.*****

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions******

12.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consents of Independent Registered Public Accounting Firm

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document

*	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 27, 2012 (file no. 1-15236).
**	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 26, 2008 (file no. 1-15236).
***	Incorporated by reference to the Company’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
****	Incorporated by reference to the Post Effective Amendment to the Company’s registration statement on Form F-6 filed with the SEC on September 12, 2006 (file no. 333-13886).
*****	Incorporated by reference to the Company’s annual report on Form 20-F filed with the SEC on June 24, 2011 (file no. 1-15236).
******	Incorporated by reference to the Company’s annual report on Form 20-F filed with the SEC on June 29, 2004 (file no. 1-15236).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 27, 2013

ADVANTEST CORPORATION

By:	/s/ HIROSHI NAKAMURA
Name:	Hiroshi Nakamura
Title:	Director, Managing Executive Officer