Form 20-F
period 2014-03-31
ADVANTEST CORP
filed 2014-06-26
CIK 1158838

As filed with the Securities and Exchange Commission on June 26, 2014

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

Title of class:	Outstanding as of March 31, 2014:
Common Stock	174,197,942
American Depositary Shares each representing one share of Common Stock	1,226,091

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

ii

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2013” refers to the twelve-month period ended March 31, 2014. All other references to years refer to the applicable calendar year.

In parts of this annual report, certain amounts reported in Japanese yen (¥) have been translated into U.S. dollars ($) for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥102.92. This was the approximate exchange rate in Japan on March 31, 2014.

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

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2011, fiscal 2012 and fiscal 2013 were included in its Japanese Securities Reports filed with the Director General of the Kanto Local Finance Bureau.

	Year ended March 31,
	2010	2011	2012	2013	2014	2014
	(in millions, except per share and share data)					(in thousands, except per share and share data)
Consolidated Statement of Income Data:
Net sales	¥53,225	¥99,634	¥141,048	¥132,903	¥111,878	$1,087,038
Operating income (loss)	(11,639)	6,111	837	80	(36,369)	(353,372)
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(9,926)	5,551	(3,442)	(1,293)	(35,501)	(344,938)
Net income (loss)	(11,454)	3,163	(2,195)	(3,821)	(35,540)	(345,317)
Net income (loss) per share
Basic	(64.09)	18.03	(12.67)	(22.03)	(204.10)	(1.98)
Diluted	(64.09)	18.03	(12.67)	(22.03)	(204.10)	(1.98)
Basic weighted average shares outstanding	178,722,505	175,481,854	173,271,717	173,478,054	174,134,457	174,134,457
Diluted weighted average shares outstanding	178,722,505	175,495,458	173,271,717	173,478,054	174,134,457	174,134,457

	As of March 31,
	2010	2011	2012	2013	2014	2014
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Total assets	¥188,663	¥180,312	¥219,226	¥225,515	¥229,856	$2,233,346
Short term debt	—	—	25,000	—	—	—
Corporate bonds	—	—	—	25,000	25,000	242,907
Convertible bonds	—	—	—	—	30,149	292,936
Common stock	32,363	32,363	32,363	32,363	32,363	314,448
Stockholders’ equity	150,242	138,132	131,552	141,241	116,252	1,129,538

	As of March 31,
	2010	2011	2012	2013	2014	2014
	(in millions, except per share data)					(in thousands)
Other Data:
Capital expenditures	¥3,425	¥3,793	¥6,984	¥12,592	¥5,626	$54,664
Research and development expenses	17,896	21,197	30,303	33,062	32,670	317,431
Net cash provided by (used in) operating activities	(17,746)	(693)	12,302	(2,215)	(3,776)	(36,689)
Net cash provided by (used in) investing activities	10,824	(5,828)	(37,670)	(11,498)	(4,711)	(45,773)
Net cash provided by (used in) financing activities	(1,803)	(12,028)	9,887	(2,914)	27,202	264,302
Operating margin(1)	(21.87%)	6.13%	0.59%	0.06%	(32.5%)
Net income margin(2)	(21.52%)	3.17%	(1.56%)	(2.88%)	(31.8%)

(1)	Operating income as a percentage of net sales.
(2)	Net income as a percentage of net sales.

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

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 2009	5.0	0.06
March 31, 2010	5.0	0.05
September 30, 2010	5.0	0.06
March 31, 2011	5.0	0.06
September 30, 2011	5.0	0.07
March 31, 2012	10.0	0.12
September 30, 2012	10.0	0.13
March 31, 2013	10.0	0.11
September 30, 2013	10.0	0.10
March 31, 2014	5.0	0.05

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, certain Japanese yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥102.92. This was the approximate exchange rate in Japan on March 31, 2014.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 13, 2014 was $1.00 = 102.06. The Company does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended March 31,	At end of period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2010	¥93.40	¥92.49	¥100.71	¥86.12
2011	82.76	85.00	94.68	78.74
2012	82.41	78.86	85.26	75.72
2013	94.16	83.26	96.16	77.41
2014	102.98	100.46	105.25	92.96

Month ended			High	Low
			(¥ per $1.00)
December 31, 2013			¥105.25	¥101.82
January 31, 2014			104.87	102.20
February 28, 2014			102.71	101.11
March 31, 2014			103.38	101.36
April 30, 2014			103.94	101.43
May 31, 2014			102.34	101.26

3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant demand volatility in the semiconductor industry

Advantest’s business depends largely upon the capital expenditures of semiconductor industrial, design and manufacturing companies, fabless semiconductor companies, foundries and test houses. These companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and products incorporating semiconductors. Such demand is influenced significantly by the overall condition of the global economy. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in semiconductor test systems, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for semiconductor test systems, including those of Advantest. In particular, the market for memory semiconductors shows higher demand volatility as compared to the market for non memory semiconductors. Advantest derives significant sales from test systems for memory semiconductors in the Semiconductor and Component Test Systems; in fiscal 2013, net sales of test systems for memory semiconductors increased by 14.5% to 32.1% from 17.6% in fiscal 2012. Therefore, any downturn in the memory semiconductor market may continue to adversely affect Advantest’s business and results of operations.

The worldwide semiconductor market contracted by 9.0% in 2009 compared to the previous year, continuing to reflect the global economic downturn that stemmed from the financial crisis. After the negative growth in 2009, the market significantly recovered in 2010, growing by 31.8% compared to 2009, primarily due to a surge in demand for electronic equipment in developing nations. In 2011, due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products, the semiconductor market only increased by 0.4% compared to 2010. In 2012, the semiconductor market decreased by 2.7% compared to 2011, due to factors such as the prolonged stagnation in the European economy caused by the debt crisis in the Southern European countries and the slowdown in the Chinese economy, which had been supporting the global economy. In 2013, the semiconductor market increased by 4.8% compared to 2012, due to an overall steady demand for semiconductors, despite some variations among products. Worldwide sales of non memory semiconductors in 2009 decreased by 10.3% compared to 2008, primarily as a result of the impact of the global economic downturn stemming from the financial crisis that started in 2008. In 2010, worldwide sales of non memory semiconductors increased by 26.0% compared to 2009, primarily due to robust demand for smartphones, tablet-type devices, and other consumer electronics. In 2011, worldwide sales of non memory semiconductors further increased by 4.4% compared to 2010, due to continuing robust demand for smartphones, tablet-type devices, and similar devices. In 2012, although sales of communications semiconductors and LCD drivers semiconductors, among others, remained strong due to continued robust demand in the mobile devices market, worldwide sales of non memory semiconductors decreased by 1.8% compared to 2011 due to the downturn in sales of other electronic devices. In 2013, worldwide sales of non memory semiconductors increased by 1.7% compared to 2012 due to a steady demand for tablet-type devices and smartphones. Although the markets for personal computers and cellular phones including smartphones remained steady in 2009, worldwide sale of memory semiconductors declined by 3.3% compared to 2008, reflecting the global economic downturn, resulting in negative growth. In 2010, primarily due to a steady demand for mobile DRAM test systems for mobile devices, worldwide sales of memory semiconductors increased by 55.4% compared to 2009. In 2011, worldwide sales decreased by 12.7% compared to 2010 due to a drop in the price of DRAM triggered by a downturn in demand for PCs and similar devices. In 2012, sales continued to decrease by 6.2% compared to 2011 due to the ongoing weakness in demand for PCs and similar devices. In 2013, sales increased by 17.6% compared to 2012 due to, among other factors, an increased demand for DRAM and LPDDR for products such as low end smartphones.

The significant volatility in demand for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	levels of investment in communications infrastructure and trends of demand in communication devices such as tablet-type devices and smartphones;

•	demand in personal computer and data server industries;

•	consumer demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players and electronic books;

•	demand in the automobile industry; and

•	trends in the semiconductor industry.

In fiscal 2009, the semiconductor manufacturers gradually resumed capital expenditures as semiconductor prices rose and equipment utilization rates climbed. Despite the gradual recovery in fiscal 2009, Advantest’s net sales in fiscal 2009 decreased by 30.6%, as compared to fiscal 2008, to ¥53,225 million, primarily due to the drop in orders seen in the second half of fiscal 2008. In fiscal 2010, despite a difficult business environment with factors such as continuing appreciation of the Japanese yen and intensified price competition, Advantest seized the positive growth opportunity in the semiconductor market and strived to expand orders and revenues. As a result of the above, Advantest’s net sales in fiscal 2010 increased by 87.2% as compared to fiscal 2009, to ¥99,634 million, and Advantest recorded a net income of ¥3,163 million in fiscal 2010. In fiscal 2011, Advantest expanded sales to meet areas of increasing demand growth such as test equipment for application processors, CMOS image sensors, and other non memory semiconductor sectors. In addition, after the completion of the acquisition of Verigy Ltd. (“Verigy”) in July 2011, Advantest has enhanced sales promotion to customers in the U.S. and Europe and has provided products tailored to better meet increasing customer demand in the communications semiconductor market. As a result of the above, Advantest’s net sales in fiscal 2011 increased by 41.6%, as compared to fiscal 2010, to ¥141,048 million. However, cumulative costs associated with the Verigy acquisition and impairment losses on investment securities led to a year-on-year decline in earnings, and Advantest recorded a net loss in fiscal 2011 of ¥2,195 million. In this environment, Advantest actively marketed semiconductor testing equipment for mobile communications-related semiconductor applications—the largest segment for testing equipment—and as a result, the company successfully gained market share. However, the gain in market share could not fully offset the decrease in demand for semiconductor testing equipment resulting from capital expenditure constraints of semiconductor manufacturers experiencing a slowdown in the semiconductor market. As a result of the above, Advantest’s net sales in fiscal 2012 decreased by 5.8%, as compared to fiscal 2011, to ¥132,903 million. The product mix in sales also worsened, leading to a net loss in fiscal 2012 of ¥3,821 million. In Advantest’s core line of semiconductor test equipment, difficult business climate prevailed as a result of significant constraints in capital investments by some of Advantest’s major customers since last summer, for non memory test systems. As a result of the above, Advantest’s net sales in fiscal 2013 decreased by 15.8%, as compared to fiscal 2012, to ¥111,878 million. From a profit and loss perspective, in addition to the decline in net sales, an increase in costs denominated in foreign currency due to the continuing depreciation of the yen, and recognizing inventory valuation losses and impairment losses for long-lived assets due to changes in the business environment, resulted in a net loss of ¥35,540 million.

Advantest believes that its results are significantly affected by the significant volatility in demand in the semiconductor industry. While Advantest is unable to predict future trends in the semiconductor industry, if there is a significant downturn in the semiconductor industry, Advantest’s financial condition and results of operations will be adversely affected. With respect to semiconductor prices in recent years, even though prices for certain products such as DRAM appear to have bottomed out, if the prices decline as a result of over-supply of semiconductors, semiconductor manufacturers’ earnings could deteriorate, resulting in their further restraint towards capital expenditures, and Advantest’s results of operations could be adversely affected.

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

•	mechatronics-related products which transport devices faster, more accurately and more stably;

•	test solutions of testing technologies that employ self-test circuit designs incorporated into semiconductor chips;

•	test solutions of testing technologies that employ test circuit designs for Device Under Test (DUT);

•	introduction of mechatronics products that respond to reduced testing time resulting from advances in customers’ back-end testing;

•	prompt response and quick repair in the event of failure;

•	total solutions that allow customers to reduce their testing costs; and

•	solutions for measurement and observation of state-of-the-art photomasks.

Advantest also believes demand for its products, including semiconductor and component test systems, is affected by the level of demand for personal computers, high-speed wireless and wireline data services, digital consumer products and communication devices, such as tablet-type devices and smartphones, and data servers. It is likely that advances in technologies used in those products and services will require new testing systems. Without the timely introduction of semiconductor test systems capable of effectively testing and measuring equipment that use these new technologies, Advantest’s products and services may become technologically obsolete over time.

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

Advantest faces substantial competition in its businesses and, if Advantest does not maintain or expand its market share, its business may be harmed

Advantest faces substantial competition throughout the world. Advantest’s primary competitors in the semiconductor and component test system market include, among others, Teradyne, Inc., LTX-Credence Corporation, UniTest Inc. and EXICON Ltd. In the mechatronics system related market, Advantest also competes with Delta Design, Inc., TechWing, Inc., Seiko Epson Corporation and Mirae Corporation in test handler devices, and with TSE Co., Ltd., Semes Co., Ltd. and SL-link Co., Ltd.in device interfaces. Some of Advantest’s competitors have greater financial and other resources than Advantest.

Advantest faces many challenges in its businesses, including increased pressure from customers to produce semiconductor and component test systems and mechatronics systems that reduce testing costs. For device interfaces, acquisition of vendors that supply core technical components by Advantest’s competitors, or leakage of the manufacturing technology of printed circuit boards, may result in reduced testing costs by customers or difficulty by Advantest to realize its products’ full performance.

To compete effectively and maintain and expand its market share, Advantest must continue to enhance its business processes to lower the cost of its products, or introduce enhancements that lower overall testing costs. Advantest also expects its competitors to continue to introduce new products with improvements in price and performance, as well as increasing their customer service and support offerings, and Advantest expects new market participants to launch low-price testers. Significant increases in competition may erode Advantest’s profit margin and weaken its earnings.

Advantest may not be able to meet the targets set in its strategies and medium-term business plan

Advantest had embarked on “ACT2014”, a medium-term business plan setting certain goals for the fiscal year ending 31 March 2015, but as a result of the impact of the global economic recession, the volatility of the semiconductor industry and other factors that arose after the medium-term business plan’s announcement, Advantest’s results for fiscal 2014 is expected to significantly fall short of the plan’s initial targets. The attainment of medium-term goals is subject to various internal and external factors, including the general economic and market conditions in which Advantest and its customers operate, the level of competition, the level of corporate capital expenditure, the level of demand for Advantest’s products and fluctuations in exchange rates. As a result, any announced goals and targets (as amended from time to time) should not be treated as forecasts of future results. There can be no assurance that Advantest’s strategies to accomplish the medium-term business plan and implementation of such strategies will be successful, that the implementation of its strategies will have the intended effects, that the medium-term business plan or other targets (whether quantitative or qualitative, and as amended from time to time) will be met, or that such goals, targets and aims will not be changed in the future by Advantest’s management.

Failure by Advantest to meet demand for its products upon a sudden expansion of the markets for semiconductor and component test systems and mechatronics systems may adversely affect its future market share and financial results

Advantest procures components and parts used in its products from suppliers, but such suppliers have typically adjusted their production capacity through the reduction of production lines and personnel. If the market for semiconductor and component test systems and mechatronics systems were to suddenly expand, Advantest would require significant increases in production capabilities including personnel, as well as materials, components and supplies from suppliers, in order to fully capitalize on such expansion. The failure of Advantest to adjust to such unanticipated increases in demand for its products during the period of recovery in demand could result in Advantest losing one or more of its existing large-volume customers or losing the opportunity to establish a strong relationship with potential large-volume customers with which it currently does little or no business. Such failure may adversely affect Advantest’s future market share and its financial results.

Advantest’s largest customers currently account for a significant part of its net sales and, in addition to the risk of Advantest’s business being harmed by the loss of one or more of these customers or changes in their capital expenditures, Advantest may not be able to recover its accounts receivables if its largest customers experience a deterioration in their financial position

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers. A small number of such major customers currently account for a significant portion of its net sales. Sales to Advantest’s largest customer as a percentage of its total sales were approximately 29% in fiscal 2011, approximately 14% in fiscal 2012 and approximately 15% in fiscal 2013. Sales to Advantest’s five largest customers accounted for approximately 56% in fiscal 2011, approximately 37% in fiscal 2012 and approximately 36% in fiscal 2013. The loss of one or more of these major customers or changes in their capital expenditures could materially harm Advantest’s business. Furthermore, if Advantest’s major customers experience deterioration in their financial position and are unable to fulfill their payment obligations to Advantest in accordance with the applicable terms, Advantest’s business, results of operations and financial position may be adversely affected.

Advantest’s product lines are facing significant price pressure

Price pressure on Advantest’s businesses is adversely affecting Advantest’s operating margins. Irrespective of the trend in the demand for semiconductors, there is ongoing price pressure on semiconductors, which puts continuous pressure on the market price for products in the Semiconductor and Component Test System Segment and Mechatronics System Segment. Especially with the ongoing slowdown in the semiconductor industry, price pressure is salient. During these periods, semiconductor manufacturers and test houses, which are Advantest’s customers, seek to increase their production capacities while minimizing their capital expenditures. In addition, increased competition in the market for digital consumer products, personal computers, mobile devices such as tablet-types devices and smartphones and the market for data servers have driven down prices of these goods, subsequently creating significant price pressure on Advantest’s product lines. If prices of semiconductors continue to decline, customers may postpone capital expenditures on new equipment by remodeling or adapting the usage of existing equipment. If price pressure further increases in the future, Advantest’s financial condition and results of operations may be adversely affected.

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

Fluctuations in exchange rates could reduce Advantest’s profitability

The majority of Advantest’s net sales derive from products sold to customers located outside of Japan. Of Advantest’s fiscal 2013 net sales, 89.1% were from products sold to overseas customers. Most of Advantest’s products are manufactured in Japan, but approximately 61% of Advantest’s net sales in fiscal 2013 were derived from currencies other than the Japanese yen, predominantly the U.S. dollar. If the Japanese yen becomes strong relative to foreign currencies (mostly U.S. dollar and, to a much lesser extent, other currencies), it would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies, which could hurt sales in those countries.

With respect to the Euro, if the weakening of the Japanese yen continues, there may be a negative impact on Advantest’s profitability since there are currently more costs incurred in Euro than net sales derived in Euro.

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

Furthermore, Advantest’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in which subsidiaries of Advantest prepare their financial statements against the Japanese yen. Foreign exchange rate fluctuations may have an effect on those amounts not denominated in yen which are translated into yen in Advantest’s consolidated financial statements, and depending on the direction of the foreign exchange fluctuation, may have an adverse effect on Advantest’s reported financial position, results of operations and net assets.

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

Advantest has prepared itself for crises such as large-scale natural disasters, and each department of Advantest has documented its own disaster-response procedures and manuals. Furthermore, in order to prevent any disruption of its core businesses, or in case of suspension, to re-start the suspended businesses, including the recovery of important facilities, in the shortest possible time, Advantest formulated and implemented a “Business Continuity Plan.” However, if such Business Continuity Plan is not effective, Advantest’s core businesses could be disrupted at a time of crisis, such as large-scale natural disasters, and could take a substantial amount of time to recover.

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

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with conducting business internationally because it manufactures and sells its products, and purchases parts and components from, around the world. In fiscal 2013, 73.0% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consisted of sales in Taiwan, the People’s Republic of China (“China”) and Korea, 9.6% from the Americas and 6.5% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the Americas, Europe, and Asian countries, including Taiwan, Singapore, Korea and China, and some of Advantest’s suppliers and factories are also located overseas, such as Korea and Malaysia. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

•

political and economic instability, including economic and political disruptions, disputes, natural calamities, epidemics or other risks related to countries where Advantest procures its components and parts or manufactures and sells its products;

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

•

risks with respect to social and political crises and issues resulting from terrorism, war and deterioration in the political and/or economic relationships between Japan and other countries, among others; and

•

risks with respect to decline in the quality of procurement and manufacturing where Advantest’s suppliers or manufacturing facilities are located in countries that do not have developed infrastructures in mechanical processing and assembly.

Advantest recorded a significant amount of goodwill and other long-lived assets which may become impaired in the future

Advantest may be required to record an impairment charge for the difference between the carrying amount of long-lived assets and the implied fair value of long-lived assets if circumstances indicate that impairment may have occurred and the carrying amount of the assets may not be recoverable.

In fiscal 2013, Advantest took into account its changing business environment and reconsidered its future expected cash flows. As a result, it recognized impairment losses relating to property, plant and equipment and intangible fixed assets in the amount of ¥13,495 million.

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

If a natural disaster comparable to the Great East Japan Earthquake were to occur, Advantest’s business may suffer

If a natural disaster comparable to the Great East Japan Earthquake, which struck on March 11, 2011, were to occur, resulting in suppliers’ facilities being destroyed, the supply of public utilities such as electricity, gas, and water to suppliers’ facilities being cut, or there is a shortage of necessary energy supply for domestic industry, Advantest may not be able to procure necessary components or parts, and may be unable to meet market demand for the supply of its products. Furthermore, market trends for the semiconductor industry, and finished products that are closely related to semiconductors, such as household electrical appliances, various computer equipment and automobiles, may become uncertain. Advantest’s business may be adversely affected as a result of these factors.

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

Enforcement of Civil Liabilities

The Company is a limited liability, joint-stock corporation incorporated under the laws of Japan. Almost all of the Company’s directors, executive officers and audit & supervisory board members reside in Japan. Substantially all of the Company’s assets and the assets of these persons are located in Japan. It may not be possible, therefore, for investors to effect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. The Company’s Japanese counsel, Nagashima Ohno & Tsunematsu, has advised the Company that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the U.S.

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

Advantest applies its capital expenditures chiefly to developing new products, streamlining production, expanding its production capacity and capital leases to its customers. Advantest’s capital expenditures were ¥7.0 billion, ¥12.6 billion and ¥5.6 billion in fiscal 2011, 2012 and 2013, respectively. The fiscal 2012 amount includes capital expenditures to build the new factory in Korea.

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

Overview

As of June 26, 2014, Advantest is comprised of the Company and its 32 consolidated subsidiaries. Advantest conducts its business in the following segments:

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

Services, Support and Others Segment

The Services, Support and Others Segment consists of comprehensive customer solutions provided in connection with the Semiconductor and Component Test System and Mechatronics System Segments, support services, an equipment lease business and new businesses such as Terahertz systems.

Sales by Segment

The following table illustrates net sales by each segment for the last three fiscal years.

	Fiscal 2011		Fiscal 2012		Fiscal 2013
Segment	Sales (in millions)%		Sales (in millions)%		Sales (in millions)%
Semiconductor and Component Test System Segment	¥105,608	74.9	¥101,119	76.1	¥73,017	65.3
Mechatronics System Segment	20,616	14.6	13,653	10.3	14,984	13.4
Services, Support and Others Segment	18,807	13.3	20,077	15.1	24,151	21.6
Intercompany transactions elimination	(3,983)	(2.8)	(1,946)	(1.5)	(274)	(0.3)

Total Net Sales	¥141,048	100.0%	¥132,903	100.0%	¥111,878	100.0%

Industry Overview

Advantest offers products in semiconductor and component test systems, mechatronics systems, and services, support and others. Advantest’s main customers are industrial, design and manufacturing companies, fabless semiconductor companies, foundries and test houses. Advantest believes that the following factors promote growth of the business carried out by its main customers:

•	the move to lower-cost, smaller, faster and more powerful and energy-efficient semiconductors and electronic components;

•	the increase in demand for communication devices such as tablet-type devices and smartphones;

•	the increase in demand for higher performance data servers and personal computers;

•	the increase in demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players, electronic books and application products for automobiles;

•	the increasing levels of wireless high-speed data transmission worldwide reflecting the expansion of the mobile device industry;

•	the increasing demand for electronic devices that incorporate semiconductor and communications technologies in developing countries;

•	the development of higher speed and high capacity communications infrastructure; and

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

Semiconductors are generally classified as either memory semiconductors or non memory semiconductors. Memory semiconductors are used in electronic systems to store data and programs. Non memory semiconductors include various semiconductors that incorporate non memory circuits, which include logic and analog circuits. Logic circuits process digital data to control the operations of electronic systems. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion. SoC semiconductors are a subset of non memory semiconductors that combine digital circuits with analog, memory and RF circuits, among others, on a single semiconductor chip. SoC semiconductors are used in a variety of sophisticated products, including wireless communications, fiber optic equipment and digital consumer products.

Semiconductor sales have increased significantly over the long-term. However, semiconductors, particularly memory semiconductors, have experienced significant cyclical variations in growth rates. According to World Semiconductor Trade Statistics (WSTS), worldwide semiconductor sales in 2009 decreased compared to the previous year, by approximately $22.3 billion or 9.0% to approximately $226.3 billion, mainly due to the slow economy persisting since the previous year. Sales in 2010 increased compared to the previous year, by approximately $72.0 billion or 31.8% to approximately $298.3 billion, mainly due to increased demand for electronic components in developing nations. Sales in 2011 increased compared to the previous year, by approximately $1.2 billion or 0.4% to approximately $299.5 billion, mainly due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products. Sales in 2012 decreased compared to the previous year, by approximately $8.0 billion or 2.7% to approximately $291.6 billion, because the effects of the debt crisis in Southern European countries brought about a further sense of stagnation. Sales in 2013 increased compared to previous year, by approximately $14.0 billion or 4.8% to approximately $305.6 billion, due to an overall steady demand for semiconductors, despite some variations among products. The following table sets forth the size of the market for memory semiconductors, non memory semiconductors and all semiconductors between 2009 and 2013 and the projected market size between 2014 and 2016 as compiled and estimated by WSTS as of June 2014.

	Actual Year ended December 31,					Projections for Years ending December 31,
	2009	2010	2011	2012	2013	2014	2015	2016
	(in millions)
Memory	$44,797	$69,614	$60,749	$56,995	$67,043	$72,094	$72,659	$76,453
Non memory	181,516	228,701	238,772	234,567	238,541	253,285	263,489	274,021

Total	$226,313	$298,315	$299,521	$291,562	$305,584	$325,379	$336,148	$350,474

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

The semiconductor market experienced negative growth in 2008 for the first time in seven years primarily due to the global economic crisis and further declined in 2009 reflecting the conditions continuing from the previous year. The market significantly recovered in 2010 compared to the previous year, due to a surge in demand for electronic equipment in developing nations. In 2011, the market only increased slightly compared to the previous year due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products. The market for memory semiconductors decreased by 6.2% in 2012 as compared with 2011 but increased by 17.6% in 2013 as compared with 2012, after which it is expected to grow by approximately 7.5% in 2014, by approximately 0.8% in 2015 and by approximately 5.2% in 2016, according to estimates by WSTS. WSTS expects that the market for memory semiconductors will grow to approximately $76.5 billion in 2016. Advantest believes that demand for memory semiconductors will be generated in the foreseeable future by the prevalence of DDR3-SDRAM, the next generation DDR4-SDRAM, flash memory and other high-end semiconductors. The market for non memory semiconductors decreased by 1.8% in 2012 as compared with 2011 but increased by 1.7% in 2013 as compared with 2012, after which it is expected to grow by approximately 6.2% in 2014, by approximately 4.0% in 2015 and by approximately 4.0% in 2016, according to estimates by WSTS. WSTS expects that the market for non memory semiconductors will grow to approximately $274.0 billion in 2016. Advantest believes that the demand for non memory semiconductors will depend on consumer products such as smartphones and tablet-type devices, and will continue to grow in the foreseeable future, led by the further prevalence of, and new developments in, digital consumer products and personal computers, accompanied by data servers.

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

Demand for faster semiconductors and electronic components that are smaller in size, incorporate more functions and require less power to operate is being driven by:

•	increase in demand for, and improvements in technology for, communication devices, such as tablet-type devices and smartphones, and data servers;

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

•	proliferation of the internet and related devices, and increases in capacity and speed of data servers as they evolve; and

•

advancement in technology which controls energy in a highly efficient manner and the move from vehicles with internal combustion engines to hybrid or electric vehicles partially or wholly driven by electric motors in response to society’s increasing call for environmental measures and greater energy efficiency.

Demand for personal computers, data servers, smartphones and tablet-type devices with higher performance and capabilities are also driving changes in the memory semiconductor sector. This demand is causing manufacturers to shift to the production of the DDR4-SDRAM high-speed data transfer memory semiconductor, and to further expand production of lower power LPDDR2/3 for mobile devices and large capacity and nonvolatile and high-speed read or writable flash memory semiconductors. Advantest believes that this shift is creating demand for test systems for memory semiconductors capable of handling these new types of memory semiconductors, as well as contributing to a reduction in testing costs. In addition, Advantest believes that additional demand for mechatronics systems, including test handlers and device interfaces connecting semiconductor devices and semiconductor test systems, will be created and will grow in line with advances in semiconductor technologies.

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

Technological Innovation in Manufacturing Processes

Recent innovations in semiconductor manufacturing processes are miniaturization, shift to 450 millimeter wafers and three-dimensional mounting. Wafers are circular flat pieces of silicon from which multiple semiconductor chips are made using photo-etching and other manufacturing processes. By using 450 millimeter wafers, manufacturers are able to increase the number of chips produced per wafer by 2.25 times when compared to production using 300 millimeter wafers if the size of chips are the same. From the latter half of 2010, as a result of a rapid expansion of the mobile device market which resulted in an increase in the manufacture of low power memory, focus has been on capital expenditures related to 300 millimeter wafers. Research and development into 450 millimeter wafers for use in high added-value, high-end semiconductors is taking hold, and future roll-out of this next-generation technology for mobile devices is expected.

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

•

enhancing its operating efficiency to improve profitability through promotion of production innovations and operational expense improvements such as IT integration and consolidation of business premises;

•	cost-cutting from optimizing payroll costs;

•	strengthening its ability to provide comprehensive solutions to satisfy customer needs; and

•	promoting the development and establishment of new businesses in the measuring instruments field outside of its semiconductor-related business.

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

•	proactively developing products to address the recent shift in emphasis in the semiconductor industry towards front-end testing of dies;

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

Strengthen the test system business for non memory semiconductors

Advantest believes that in 2013 the market for test systems for non memory semiconductors was approximately four times the size of the market for test systems for memory semiconductors. Advantest has therefore devoted its resources to develop test systems and modules for non memory semiconductors to meet the demands of a large number of manufacturers for the testing of a wide variety of non memory semiconductors.

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

Focus sales and support efforts on key customer accounts

Advantest believes that a small number of large industrial, design and manufacturing companies, fabless semiconductor companies, foundries and test houses account for a large portion of total sales in the semiconductor and component test system industry. Advantest sells semiconductor and component test systems and mechatronics systems to many of these customers and supports them on a regular basis. Advantest is seeking to continue to expand its business with these key customers and develop new relationships with the remaining potential major customers. Many of Advantest’s sales and support offices are located near the corporate headquarters or main research and development and manufacturing facilities of these key customers. In addition, in Europe, the U.S. and Asia, Advantest is further expanding its customer base and strengthening technical support and services. These offices also facilitate Advantest’s efforts to continue conducting collaborative development activities with leading semiconductor manufacturers.

Advantest acquired and integrated Verigy

In July 2011, Advantest acquired Verigy, a leading manufacturer of semiconductor test systems. The purposes of and achievements from this acquisition and business combination are mainly threefold, as set out below.

(1) Highly Complementary Technology and Products

Building on Advantest’s strength in memory semiconductor test systems and mass production lines and Verigy’s strength in non memory semiconductor test systems and research and development, Advantest expects to drive technological innovation in the more comprehensive field of automatic semiconductor test equipment.

Advantest is also working to enhance growth and profitability by reallocating resources currently devoted to areas of duplicative research and development, with a goal of accelerating Advantest’s combined technical capabilities and developing new business.

(2) Customer Relationships

Advantest now has a wide and comprehensive range of products, which enables it to provide customers with the most advanced collection of test solutions, such as improved test efficiency and reduced cost. Expanding Advantest’s scale of operations is also expected to enhance Advantest’s ability to provide long-term and consistent service to Advantest’s customers.

(3) Global Business Development

Advantest has strengthened its customer base by expanding it globally. Advantest is also accelerating its globalization efforts at the operation level by acquiring excellent human resources on a global scale.

Products

As of fiscal 2013, Advantest’s main products are products developed, manufactured and sold in the Semiconductor and Component Test System Segment, Mechatronics System Segment and Services Support and Others Segment. They are as follows:

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

Category	Fiscal 2011	Fiscal 2012	Fiscal 2013
	(in millions)
Test systems for memory semiconductors	¥25,913	¥17,751	¥23,403
Test systems for non memory semiconductors	79,695	83,368	49,614

Total	¥105,608	¥101,119	¥73,017

Test Systems for Memory Semiconductors

Advantest’s test systems for memory semiconductors are test systems designed to test high-speed/high performance and low power consumption DRAM semiconductors used in personal computers, data servers, smartphones and tablet-type devices as well as flash memory semiconductors used in digital consumer products and communication devices such as smartphones.

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

Advantest estimates that its market share in test systems for memory semiconductors was approximately 57%, 63% and 57% in 2011, 2012 and 2013, respectively, as a result of increasing capital expenditure in test systems for DRAM semiconductors. Advantest has a substantially larger market share in test systems for DRAM memory semiconductors than in test systems for flash memory semiconductors. Advantest is currently seeking to increase its market share in test systems for flash memory semiconductors.

Advantest’s main product lines of test systems for memory semiconductors are the T5500 series, the T5300 series, the T5700 series, HSM series and V6000 series.

T5500 Series. The T5588 is a test system for mass production suitable for testing speeds of up to 800 Mbps for DDR3-SDRAM cell testing and LPDDR. The T5503 and T5503HS are memory semiconductor test systems suitable for the mass production of DDR3-SDRAM, DDR4-SDRAM, LPDDR3 and LPDDR4 (1 Gbps-4 Gbps class high-speed memory semiconductors). The T5511, which is the top of the range model in the T5500 series, is a memory semiconductor test system which can handle testing speeds of up to 8 Gbps and is suitable for the evaluation and production of ultra-high-speed memory semiconductors such as DDR4-SDRAM and GDDR. The T5500 series are Advantest’s best-selling line of test systems used for the back end testing of DRAM semiconductors.

T5300 Series. The T5383 is a test system for the front-end testing of DRAM semiconductors and for the back-end testing of flash memory semiconductors. The T5383, which is capable of simultaneously testing up to 384 devices, is a test system with a maximum testing rate of 286 MHz/572 Mbps, which is twice the testing rate of Advantest’s previous model. This allows for DRAM wafer testing “at speed” testing, or testing for KGD, and back-end testing for flash memory semiconductors, at high-speed and with high-throughputs capabilities. The T5385, which is capable of simultaneously testing up to 768 devices with a maximum testing rate of 266 MHz/533 Mbps, succeeds the T5383. The T5300 series is Advantest’s best-selling test systems for memory semiconductors product line for front-end testing of DRAM semiconductors and for back-end testing of flash memory semiconductors.

T5700 Series. Because variations in memory cell characteristics must be kept within a defined range, front-end testing for flash memory semiconductors require more types of testing than is required in front-end testing for DRAM semiconductors. Accordingly, front-end testing for flash memory semiconductors contributes to higher testing costs. Furthermore, although the volume of production with respect to NAND-type flash memory semiconductors is increasing, prices have fallen substantially and there is a demand for higher efficiency for test systems. As a result, by specializing in NAND-type flash memories Advantest introduced the T5773 memory test system, which enabled a significant reduction in testing costs compared to existing products. The T5700 series will provide effective solutions that will enable everything from design to mass production of flash memories.

HSM Series. The HSM series are test systems for the research and development and mass production of high-speed DRAM. The products in this series are capable of test speeds from 2 Gps to 8 Gps. Products can be upgraded by exchanging certain parts or modules, allowing users to set up an optimal system in a timely manner for minimal cost as memory device speeds increase.

V6000 Series. The V6000 series are test systems for the research and development and mass production of flash memory. The V6000 series as a test system for flash memories is capable of industry class-leading test speeds of 880 Mbps. The test systems are made so that they can be attached to both wafer probers and handlers, and can be switched to back end or front end lines depending on the user’s needs. As the test systems have multiple test controllers, they can realize high productivity in MCP-type memory device testing as well as flash memory.

Test Systems for Non Memory Semiconductors

Advantest’s main line of test systems for non memory semiconductors relates to test systems for SoC semiconductors, test systems for LCD driver integrated circuits, test systems for image sensor and test systems for semiconductors used in car electronics. Test systems for SoC semiconductors test SoC semiconductors that combine circuits such as digital, analog, memory and RF circuits on a single semiconductor chip. Test systems for LCD driver integrated circuits test semiconductors with specific functions, such as LCD driver integrated circuits that display images on LCD panels. The factors that are important to customers in the performance and other characteristics of test systems for memory semiconductors described above also apply to test systems for non memory semiconductors. Advantest’s market share in test systems for non memory semiconductors was approximately 47% in 2011 and approximately 50% in 2012. The market share dropped to approximately 39% in 2013, however, due to a drop in capital expenditure spending by some of Advantest’s major customers.

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

V93000 Series. The V93000 series are non memory semiconductor test systems using a test module structure. These products feature test processor per pin architecture and scalable platform and as a result of higher performance and lower test costs, Advantest believes that these products are capable of expanding their share of the non memory semiconductor test system market. The main modules in the lineup are the top of the line 12.8 Gbps digital module, 6 GHz BW analog module, 6 GHz RF module and DC module.

T6300 Series. The T6300 series are test systems for LCD driver integrated circuits used with high-definition LCD displays. A maximum of 3,072 LCD testing pins may be used with the T6373 system. The system can simultaneously test multiple LCD driver integrated circuits.

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

Test handlers are designed with different characteristics for memory and non memory semiconductors. Memory semiconductors require relatively long test times. Advantest’s test handlers for memory semiconductors handle up to 768 semiconductors per test head at a time. Non memory semiconductors, including SoC semiconductors, require relatively short test times. Advantest’s test handlers for non memory semiconductors require short time and handle up to 32 semiconductors at a time.

Test Handlers for Memory Semiconductors. The M6242 test handler for test systems for memory semiconductors, including DDR3-SDRAM, can handle up to 768 semiconductors at a time. The maximum throughput is 42,200 semiconductors per hour through the use of a new high-speed handling technology that shortens the time between tests to approximately half of the time associated with Advantest’s ordinary model. In addition, the M6242 has a built-in temperature control device which can minimize the temperature fluctuation within a 1.5°C range for temperatures between -10°C and 100°C. Advantest also has other test handler product line for test systems for memory semiconductors that meet varying cost and functional needs of its customers.

Test Handlers for Non Memory Semiconductors. Advantest’s test handlers for non memory semiconductors, including SoC semiconductors, are the M4841, the M4742A and the M4871, among others. With a rate of 32 semiconductors at a time, the M4841 can handle approximately twice as many semiconductors at a time as Advantest’s previous model. The M4841’s maximum throughput of up to 18,500 semiconductors per hour is triple the maximum throughput of the previous model. Furthermore, the M4841 is also capable of testing in a wide range of temperatures, from as low as -55°C or as high as 155°C.

The M4742A realizes a reduction in contact pitch exchange time in handling of various products, visualization of operation screen, visibility check of internal devices, and improvement of operability, hence contributing to higher productivity.

The M4871 integrates Advantest’s proven technology from its existing product lines with advanced, new functions including visual alignment with high throughput, active thermal control using Advantest’s Dural Fluid design capability and a new handler data visualization framework that enables users to conduct real-time monitoring of a test cell’s production status from any network-enabled connection. The M4871’s visual-alignment capability is most suited to handle fine-pitch devices with both top- and bottom-side contacts. Precision alignment also enables faster set-up and calibration, helping to increase productivity. In addition, the defrosting cycle time for low-temperature testing is dramatically reduced with the M4871 system, which can operate over a broad range of temperatures.

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

Sockets: Advantest provides sockets for test systems for memory semiconductors. Advantest provides low-inductance (0.4nH) sockets and fine pitch (0.4mm) sockets for semiconductors that are becoming more high-speed and more compact in size, and sockets with finer pitch (0.35mm and 0.3 mm) will be introduced in 2014.

Change Kits: Advantest provides carrying and contacting mechanism components compatible with each device under test for test handlers for memory semiconductors and test handlers for non memory semiconductors.

Probe Card: Advantest provides probe card used for the front-end testing for memory semiconductors.

Advantest competes with numerous small and independent electronics manufacturers in providing device interfaces for its semiconductor and component test systems. However, Advantest believes that as the complexity of the testing requirements of next-generation semiconductors increases, Advantest will enjoy competitive advantages by applying its technical knowledge, such as high speed signal transmission, derived from designing and manufacturing semiconductor and component test systems to device interfaces. It will also enjoy such advantages by handling delivery of its products to customers, providing customer support, and offering products with lower prices as a result of cost reductions.

E-Beam Lithography systems and MVM-SEM® (3D-SEM)

F7000 Series. The F7000 series utilizes electron beams to write fine-pitch patterns directly onto substrates. It offers best in class levels of throughput at the 1Xnm node, where semiconductor R&D demand is now focused. The F7000 supports substrates of diverse materials, sizes and shapes, and is optimized for diverse applications such as advanced LSIs, photonics, MEMS (microelectromechanical systems) and other nano-processes.

E3600 Series. The E3640 series is a new entry in Advantest’s widely-adopted E3600 Series of MVM-SEM® systems for photomasks. The E3640 delivers significantly improved measurement accuracy and higher throughput and its industry-best pattern measurement capability supports the coming shift to the 1Xnm node for semiconductor volume production. In addition to photomasks, the E3640 also offers enhanced metrology performance for EUV (extreme ultraviolet) masks, NIL (nanoimprint lithography) templates, and patterned media.

E3300 Series. The E3310 series is breakthrough MVM-SEM® for wafers, which has further advanced the technology used in E3630 MVM-SEM® for photomasks. While mass production of devices using 3D structural process such as FinFET (fin-shaped field effect transistor) is expected in the future, the E3310 which enables multidimensional observation and length measurement for wafers provides process development at the 1Xnm node and a stable, high-accuracy measurement solution for mass production at the 22nm node and beyond, contributing to reduced process TAT (turnaround time) and higher productivity.

Services, Support and Others Segment

Terahertz Spectroscopic / Imaging Systems

Terahertz waves lie between microwaves and light with frequency of 0.1-10THz on the electromagnetic spectrum and can be used to perform non-destructive analysis inside substance which is difficult to carry out using ultrasonic waves or infrared rays. In addition, as terahertz waves have adequate spatial resolution, they are ideal for practical imaging analysis.

TAS7500 Series. The TAS7500 series is a family of compact and multipurpose terahertz spectroscopic / imaging systems. These systems perform non-destructive analysis of pharmaceuticals, chemicals, communications materials, etc. with ease and at high speed. In addition to non-destructive analysis applications, the TAS7500 series is also an optimal choice for terahertz related research, leveraging high-precision detection technology to provide best-in-class sampling performance.

TAS7400 Series. The TAS7400 series is a series of low-cost, all-purpose spectroscopy systems that enable spectroscopic measurements using terahertz waves. The tools are capable of performing non-destructive analysis on a wide variety of sample types, making them applicable to a broad range of fields from life sciences to electronics, where precise chemical and material characterization is critical. The systems can also be utilized for basic research applications.

System-Level Test Systems

NEO-SSD. Advantest has entered the market for testing advanced PCI Express (PCIe) 3.0 NVMe SSDs for enterprise and consumer applications with the versatile NEO-SSD platform, on which Advantest is building a family of test solutions that began receiving orders from customers in the third quarter of the fiscal year ending 31 March 2014. The configurable NEO-SSD platform is capable of supporting multiple protocols, and addresses SSD system-level test requirements by providing a wide range of test capabilities, including engineering validation, design verification, reliability demonstration and production testing.

w2bi. In June 2013, Advantest completed its acquisition of w2bi.COM, INC. (“w2bi”), a provider of system level test automation software for mobile devices, making w2bi a wholly-owned subsidiary of Advantest’s US subsidiary, Advantest America, Inc. The acquisition enabled Advantest to offer software that is essential in system-level testing for mobile devices and enter the market for mobile device testing that is expected to grow in the future.

Customers

Advantest’s semiconductor and component test systems and mechatronics systems are shipped and delivered to world’s leading industrial, design and manufacturing companies and fabless semiconductor companies, as well as foundries and test houses. Sales to INTEL Corporation and Samsung Electronics Co., Ltd. in fiscal 2011, INTEL Corporation in fiscal 2012 and Samsung Electronics Co., Ltd. in fiscal 2013 accounted for 10% or more of Advantest’s net sales in each of those respective years. Advantest’s five largest customers, all of which are semiconductor and component test system customers, accounted for approximately 56% of net sales in fiscal 2011, approximately 37% in fiscal 2012 and approximately 36% in fiscal 2013.

Geographic Sales

Of Advantest’s fiscal 2013 net sales, 89.1% were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales, for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped.

	Fiscal 2011		Fiscal 2012		Fiscal 2013
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥16,095	11.4	¥14,045	10.6	¥12,221	10.9
Asia (excluding Japan)	88,196	62.5	89,214	67.1	81,661	73.0
Americas	29,742	21.1	20,583	15.5	10,720	9.6
Europe	7,015	5.0	9,061	6.8	7,276	6.5

Total	¥141,048	100.0%	¥132,903	100.0%	¥111,878	100.0%

Japan. Advantest’s Japanese non memory semiconductor market share in 2013 decreased to approximately 46% from approximately 54% in 2012 as a result of significant constraints in capital investments by some of Advantest’s major customers. Advantest’s Japanese memory semiconductor market share in 2013 increased to approximately 58% from approximately 35% in 2012. Advantest is working to maintain and expand its large market share in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles. Since fiscal 2011 Japan’s semiconductor manufacturers have been increasingly outsourcing its manufacturing to Taiwan, Korea and China rather than investing in-house, and Advantest has also been actively pursuing outsourcing its manufacturing support overseas.

Asia (excluding Japan). Advantest’s Asian non memory semiconductor market share (excluding Japan) in 2013 decreased to approximately 37% from approximately 45% in 2012 as a result of significant constraints in capital investments by some of Advantest’s major customers. Advantest’s Asian memory semiconductor market share in 2013 decreased to approximately 57% from approximately 66% in 2012. Asia is the largest market for semiconductor and component test systems and mechatronics systems, with industrial, design and manufacturing companies and fabless semiconductor companies, assembly makers and test houses located in Taiwan, Korea, China and Singapore accounting for a majority of semiconductor production in Asia. Advantest views its relationships with these companies as critical to its semiconductor and component test system and mechatronics system business. Many Japanese, U.S. and European semiconductor manufacturers have shifted production to Asia, either to subsidiaries or foundries and test houses. Capital expenditure decisions for subsidiaries are usually made at the Company’s headquarters. Foundries and test houses, a majority of which are located in Taiwan, often consult with their customers before investing in semiconductor and component test systems. Therefore, Advantest’s performance in Asia will also depend on its ability to maintain strong relationships with customers in Japan, the U.S. and Europe. In addition, some of Advantest’s customers have partnered with semiconductor manufacturers in Asia and outsourced manufacturing processes, thus further increasing the reliance on net sales to the Asia geographic market.

Americas. Advantest’s marketing efforts in this region are centered in the United States, which accounted for approximately 10% of its total sales in fiscal 2013. Advantest’s market share of semiconductor and component test systems sold in the U.S. in 2013 decreased to approximately 48% from approximately 64% in 2012 as a result of significant constraints in capital investments by some of Advantest’s major customers. Semiconductor and component test systems are marketed and sold in the Americas primarily through Advantest’s subsidiary, Advantest America, Inc.

Europe. Sales in Europe constituted approximately 7% of Advantest’s sales in fiscal 2013. Advantest’s market share of semiconductor and component test systems sold in Europe in 2013 decreased to approximately 43% from approximately 59% in 2012 as a result of significant constraints in capital investments by some of Advantest’s major customers. Advantest’s principal European markets are Germany, Italy and France.

Sales and Marketing

Advantest sells its semiconductor and component test systems and mechatronics systems globally. Advantest’s direct sales department includes engineers who have in-depth knowledge of the customer’s business and technology needs. Currently, Advantest has sales offices in Japan, Taiwan, Singapore and other parts of Asia, the Americas and Europe. Advantest maintains its sales and support centers in close physical proximity to key customer sites to identify its customers’ needs in the early stage of product development and to provide required support in a timely fashion. Advantest is also strengthening its relationships with test houses through limited minority investments as a part of its sales and marketing strategy. In addition, Advantest offers operating lease contracts for semiconductor and component test systems through its subsidiary, Advantest Finance Inc.

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

•

Repairs and Parts. Requests for repairs or parts can be made through the Advantest website or by phone. In addition, Advantest has in place a system that aims to deliver parts anywhere in the world within 4 hours, 24 hours or 72 hours, based on maintenance contracts, etc., the customers’ requests and the urgency of the request. Equipment for maintenance is located in Germany, Singapore, the U.S. and Japan to supplement each other in the event of a major natural disaster. To provide for quick and efficient repairs, Advantest’s repair factories in Japan serve as the hub, and those in Germany, Singapore, the U.S., Korea, Taiwan and China also undertake repairs of test boards.

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

Manufacturing and Supplies

Advantest’s principal factories at which semiconductor and component test systems and mechatronics systems are manufactured are its Gunma Factory and Gunma Factory 2 located in Gunma Prefecture, Japan, Cheonan Factory in Korea and Jabil Circuit Sdn Bhd’s Penang Factory in Malaysia to which manufacturing is outsourced. Printed circuit boards, on which electronic parts and other components are mounted, for use in these products are manufactured at the Gunma Factory 2. The Gunma Factory assembles final products and conducts tests. The Cheonan Factory procures components and parts, assembles final products and conducts tests for test handlers and device interfaces. Jabil Circuit Sdn Bhd’s Penang Factory produces mainly V93000 series printed circuit boards and assembles the final products and conducts tests. The Gunma Factory is highly automated, and testing and production systems within the factory are interconnected by a sophisticated local area network using advanced data management software. This network allows Advantest factory managers to check on the status of systems under production at any given time.

Advantest uses a sophisticated enterprise resource planning (“ERP”) system that processes new information on a real time basis and converts sales order information into production specifications and manufacturing plans. This system also interconnects Advantest’s multiple production and warehousing facilities to its information network.

Advantest has integrated many production processes in an effort to improve upon the existing production system with a view to attaining a shorter production cycle, cost reduction and reduction of inventories.

Advantest is reducing its electricity consumption and setting up its own electricity generator in order to avoid manufacturing disruptions as a result of possible future blackouts.

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

According to a report issued by a research company, from 2009 to 2010, Teradyne, Inc. held the highest share in the semiconductor test systems industry. In 2011 and 2012, Advantest achieved the highest share. In 2013 Teradyne, Inc. held the highest share and Advantest held the second largest share followed by LTX-Credence Corporation.

Some of Advantest’s other competitors include UniTest Inc. and EXICON Ltd. In addition, Advantest also competes in the mechatronics system market with, among others, Delta Design, Inc., TechWing Inc., Seiko Epson Corporation and Mirae Corporation for test handlers, and TSE Co., Ltd., Semes Co., Ltd. and SL-link Co., Ltd. for device interfaces. In addition, in the Services, Support and Others Segment, Advantest has been competing with companies providing similar services. It also has been suggested by customers that Advantest competes with start-up companies with newer technologies or products in the market for both the test systems for memory semiconductors and test systems for non memory semiconductors.

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

Corporate Social Responsibility / Environmental

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

Advantest’s primary environmental activities are as follows:

•

ISO 14001 Certification. Advantest has received ISO 14001 Uniform Certification for its main domestic manufacturing and research and development facilities. With respect to its overseas manufacturing and research and development activities, principal facilities in Asia, Europe and North America regions are receiving ISO 14001 Uniform Certification.

•

Environmental Measures for Products. In order to actively develop environmentally friendly lines of products, Advantest conducts environmental assessments of all its new products from their development stages.

•	Reduce Waste. Advantest has worked to reduce waste by implementing a recycling program and introducing liquid waste disposal capabilities at its facilities, among others.

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

Glossary

3D	Three-dimensional.

Analog circuits	Circuits on a semiconductor that monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion.

CD-SEM	Critical-dimension measuring scanning electron microscope.

DDR-SDRAM	Double Data Rate Synchronous Dynamic Random Access Memory. Memory semiconductor that can be read from, or written to, at double the rate of traditional SDRAM semiconductors.

DDR2-SDRAM	Advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR-SDRAM semiconductors.

DDR3-SDRAM	DDR-SDRAM semiconductors that be read from, or written to, at a significantly higher rate than DDR2-SDRAM semiconductors.

DDR4-SDRAM	The next generation advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR3-SDRAM semiconductors.

Digital circuits	Circuits that perform binary arithmetic functions on data represented by a series of on/off states.

DRAM	Dynamic Random Access Memory. Devices that store a large volume of data and can read and write data freely. Because of their volatile characteristics, periodic re-writing of data is required to maintain memory information.

EB	Electron beam.

Foundries	Semiconductor manufacturing service providers that manufacture semiconductors based on their customers’ semiconductor designs.

Fabless	Manufacturers that outsource their entire production to external entities, instead of having their own manufacturing facilities.

Flash memory	Memory devices that electrically erase or write data freely. Devices with nonvolatile memory which is maintained even when the power is turned off.

GDDR	Graphics DDR. DDR memory standard specifically designed for use in RAM video cards.

Gbps	Gigabits per second.

Integrated circuit	An electric part made of a combination of many transistors on a silicon wafer.

LCD driver integrated circuits	Integrated circuits that operate LCD (Liquid Crystal Display).

Logic circuits	Circuits that perform binary arithmetic functions.

LPDDR	Low Power DDR memory.

LPDDR 2	DDR2 memory that has higher speed and lower power consumption than LPDDR.

LPDDR 3	DDR3 memory that has higher speed and lower power consumption than LPDDR2.

LSI	Large-scale integration.

Mbps	Megabits per second.

Memory circuits	Circuits that store data and programs.

MCP	Multi Chip Package. A package which combines multiple chips with different functions.

MCU	Micro Controller Unit. An integrated circuit that contains all necessary functions required for a small-scale computer system.

MPU	Microprocessor unit. A microprocessor that incorporates most or all of the functions of a computer’s central processing unit on a single integrated circuit.

MVM-SEM®	MVM stands for Multi Vision Metrology and SEM stands for Scanning Electron Microscope. “MVM-SEM” is an Advantest-registered trademark.

NAND	A type of flash memory that is primarily used for data storage due to its large storage capability.

nm	Nanometer.

Per site processor architecture	Computing architecture that can control test functions, at each target device for testers that simultaneously measure multiple devices.

Photomask	An original plate on which circuit patterns using photolithographic technology are etched on silicon substrates during the manufacturing processes of semiconductor integrated circuit (SIC) and liquid crystal displays, among others.

SDRAM	Synchronous Dynamic Random Access Memory—DRAM that is synchronized with the system bus.

SEM	Scanning electron microscope.

SoC	System on a Chip. A chip that integrates functions, including logic, memory and signaling, that are conventionally executed with multiple chips and requires smaller space and significantly less electricity.

Scalable platform	Platform that can be optimally structured for small systems through to large systems, depending on the size/type of the target devices and the number of devices being measured simultaneously.

Test houses	Providers of semiconductor test services.

Test processor per pin architecture	Architecture which is able to perform test functions using sequencers mounted on a single pin.

Testing for KGD	Known Good Die. Testing for KGD is conducted to guarantee that semiconductor bare chips are in good quality.

Terahertz (THz) waves	Terahertz waves lie between microwaves and light with frequency of 0.1-10THz on the electromagnetic spectrum.

TSV	(Through-Silicon Via) A technique for mounting semiconductors which are electronic components. Involves a vertical electrode passing through a silicon semiconductor chip.

4.C.	ORGANIZATIONAL STRUCTURE

As of June 26, 2014, Advantest had 9 Japanese subsidiaries and 23 overseas subsidiaries. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

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

Advantest’s consolidated subsidiary, Japan Engineering Co., Ltd. merged into the Company as of April 1, 2014.

4.D.	PROPERTY, PLANTS AND EQUIPMENT

Set forth below is a list of each of Advantest’s material properties, the use and location of the property and the approximate size of the property on which the facility is located.

Name	Location	Approximate Size (m2)	Use
Gunma R&D Center	Gunma, Japan	195,888	Research and development of semiconductor and component test systems and mechatronics systems

Saitama R&D Center	Saitama, Japan	56,978	Research and development for and manufacturing of mechatronics systems

Kitakyushu R&D Center	Fukuoka, Japan	5,461	Research and development of semiconductor and component test systems

Advantest Laboratory and Sendai Factory	Miyagi, Japan	66,904	Basic technology research, and research for and manufacturing of key devices installed in semiconductor and component test systems
Gunma Factory	Gunma, Japan	88,512	Manufacture of semiconductors and component test systems and test handlers

Gunma Factory 2	Gunma, Japan	93,112	Manufacture of semiconductor and component test systems and device interfaces

Advantest Korea Co., Ltd. Cheonan factory	Chungcheongnam-do, Korea	39,605	Manufacture of test handlers, probe cards, etc.

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

Advantest has prepared itself for crises such as large-scale natural disasters, and each department of Advantest has drafted its own disaster procedures and manuals. Furthermore, in order to prevent any disruption of its core businesses, or in case of suspension, to re-start the suspended businesses, including the recovery of important facilities, in the shortest possible time, Advantest has developed and implemented its “Business Continuity Plan”. However, if such Business Continuity Plan is not effective, Advantest’s core businesses could be disrupted at a time of crisis, such as large-scale natural disasters, and could take a substantial amount of time to recover.

ITEM 4A. UNRESOLVED	STAFF COMMENTS

None.

ITEM 5. OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

5.A.	OPERATING RESULTS

The following discussion and analysis of Advantest’s financial condition and results of operations should be read with “Key Information—Selected Financial Data” and the audited consolidated financial statements for fiscal 2011, 2012 and 2013 as well as the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

Advantest manufactures and sells semiconductor and component test systems and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

The Semiconductor and Component Test System Segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines in the Semiconductor and Component Test System Segment include test systems for memory semiconductors and non memory semiconductors. Test systems for non memory semiconductors include test systems for SoC semiconductors, test systems for LCD driver ICs and test systems for semiconductors used in car electronics. This business segment is the most important segment, accounting for 65.3% of Advantest’s net sales in fiscal 2013.

The Mechatronics System Segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products. This business segment accounted for 13.4% of Advantest’s net sales in fiscal 2013.

The Services, Support and Others Segment consists of comprehensive customer solutions provided in connection with the Semiconductor and Component Test Systems and Mechatronics System Segments, support services, equipment lease business and others. This business segment accounted for 21.6% of Advantest’s net sales in fiscal 2013.

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

In the business environment in which the Semiconductor and Component Test System Segment operates, a lack of strong demand for key end-products, such as PCs and smartphones, that drives semiconductor production volumes led manufactures to continue to hold off on investing to expand their production capacities.

In this environment, in Advantest’s core line of semiconductor test equipment, difficult business climate prevailed as a result of significant constraints in capital investments by some of Advantest’s major customers since last summer for non memory test systems.

As a result of the above, net sales of the Semiconductor and Component Test Systems Segment totaled ¥73,017 million in fiscal 2013, a 27.8% decrease compared to that of fiscal 2012. For a detailed discussion of these factors, see “Information on the Company—Business Overview—Industry Overview.”

In the Semiconductor and Component Test System segment, non memory test systems continued to face adverse conditions due to prolonged production volume corrections and inventory adjustments by suppliers of logic semiconductors for PCs and high-end smartphones—the key demand drivers in this sector, resulting in significant constraints in capital investments by some of Advantest’s major customers.

Demand for test systems for the memory semiconductor business in the Semiconductor and Component Test Systems Segment rose as demand for DRAM and NAND flash memory devices continued to firm up, resulting in customers’ continuing appetite for capacity expansion, which drove increased demand for new test systems.

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

Mechatronics System Segment

In the Mechatronics System Segment, strong customer interest in the new nanotechnology products and successful cultivation of new customers for device interfaces helped to grow net sales and orders.

Mainly as a result of the above, net sales of the Mechatronics System Segment totaled ¥14,984 million in fiscal 2013, a 9.7% increase compared to that of fiscal 2012.

Services, Support and Others Segment

In the Services, Support and Others Segment, Advantest has focused on maintenance services such as installation and repair of Advantest’s products and lease and rental services of its products as a part of Advantest’s effort to provide customers with comprehensive solutions. In the Services, Support and Others segment, ongoing efforts to improve the profitability of the segment led to successes such as an increased number of annual maintenance contracts. Some of the new businesses also contributed to net sales in fiscal 2013.

As a result of the above, net sales of the Services, Support and Others Segment totaled ¥24,151 million in fiscal 2013, a 20.3% increase compared to that of fiscal 2012.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥30,303 million in fiscal 2011, ¥33,062 million in fiscal 2012 and ¥32,670 million in fiscal 2013. Consequently research and development expenses were 21.5%, 24.9% and 29.2% of net sales, in fiscal 2011, 2012 and 2013, respectively.

Personnel

As of March 31, 2014, Advantest had a total of 4,625 full-time employees, an increase of 50 persons, or 1.1%, compared to March 31, 2013.

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

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. The strengthening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a negative impact in operating income and net income. The Euro, however, may have the opposite effect as compared with other foreign currencies since there are currently more costs incurred in Euro than net sales derived in Euro.

In fiscal 2011, the appreciation of the yen continued, going from the low ¥80s to the dollar to the high ¥70s to the dollar after the second quarter and at one point reaching the ¥76 mark in the third quarter, the highest level since World War II. However, by the end of fiscal 2011, the Japanese yen had returned to the low ¥80s to the dollar. In fiscal 2012, the appreciation of the yen continued, starting from the low ¥80s to the dollar and strengthened to the high ¥70s to the dollar in the second quarter. However, in the third quarter the Japanese yen started to depreciate and returned to the low ¥90s to the dollar by the end of fiscal 2012. In the first quarter of fiscal 2013, the Japanese yen depreciated from low ¥90s to the dollar to ¥103 to the dollar, and then appreciated to low ¥90s to the dollar. In the second quarter, the Japanese yen stayed at high ¥90s to the dollar, and in the third quarter depreciated to ¥105 to the dollar. In the fourth quarter, however, the Japanese yen stayed at low ¥100s to the dollar as a result of the market’s concerns over currencies in emerging markets and tensions in Ukraine.

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

Critical Accounting Policies and Estimates

Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in preparing its consolidated financial statements in conformity with U.S. GAAP. Critical accounting policies are accounting policies that require the application of management’s most difficult, subjective or complex judgments and often require management to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The following is not intended to be a comprehensive list of all of Advantest’s accounting policies. Advantest’s significant accounting policies are more fully described in Note 1 to the audited consolidated financial statements included elsewhere in this annual report. In many cases, U.S. GAAP specifically dictates the accounting treatment of a particular transaction, with no need for judgment in its application. There are also areas in which management’s judgment in selecting an available alternative could produce materially different results. Set forth below is a description of accounting policies under U.S. GAAP that Advantest has identified as critical to understanding its business and the reported financial results and condition of the Company.

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

Inventories

Advantest’s inventories consist of on-hand inventory, including inventory located at customer sites, and inventory that is on-order and subject to a contract that is non-cancelable. Advantest states its inventories at the lower of cost or market. Cost is determined using the average cost method. Advantest determines the market for finished goods by determining net realizable value and for raw materials by identifying replacement cost. Advantest reviews its inventories and determines the appropriate amount of any inventory write-downs periodically based on these reviews. Write-downs occur from the discontinuation of product lines, inventory in excess of estimated usage, the release of new products which renders inventory obsolete and declines in net realizable value of Advantest’s inventory leased to customers. Advantest recognizes inventory write-downs in cost of sales. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2014 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Advantest’s inventories decreased by ¥1,649 million, or 5.2%, during fiscal 2013 to ¥30,200 million as of March 31, 2014.

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

Depreciation expense was ¥4,326 million, ¥5,778 million and ¥6,106 million for the fiscal years 2011, 2012 and 2013, respectively.

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

In fiscal 2011 and 2012, Advantest recognized an impairment loss of ¥920 million and ¥134 million, respectively, on certain building and land asset that was reclassified as assets held for sale. As a result of lower than expected future cash flows and changes in the business environment impact on profits, during fiscal 2013, Advantest recognized impairment losses of ¥1,099 million and ¥11,671 million on property, plant and equipment and intangible assets, respectively, included in the Semiconductor and Component Test System Segment. In addition, Advantest recognized impairment losses of ¥497 million and ¥228 million on property, plant and equipment and intangible assets, respectively, included in the Mechatronics System Segment.

Business Combinations

Advantest allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired, including in-process research and development (“IPR&D”), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Advantest basically engages independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill and Intangible Assets

Advantest reviews goodwill and intangible assets with indefinite lives for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable.

In July 2012, the FASB amended the accounting guidance to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. The guidance permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, the guidance eliminates the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

The provisions of the accounting standard for goodwill and other intangibles allow Advantest to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. For our annual goodwill impairment test in the fourth quarter of fiscal 2013, Advantest performed a quantitative test for all of the reporting units. In the first step, Advantest compares the fair value of each reporting unit to its carrying value. Advantest’s reporting units are consistent with the reportable segments identified in Note 19 to the Consolidated Financial Statements. Advantest determines the fair value of its reporting units based on an income approach. Under the income approach, Advantest calculates the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and Advantest is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then Advantest must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then Advantest records an impairment loss equal to the difference.

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

Advantest’s annual goodwill impairment analysis indicated no impairments of goodwill. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment analysis, Advantest applied a hypothetical and approximate 10% decrease to the fair value of each reporting unit. As a result of the sensitivity analysis, as of March 31, 2014, Advantest does not have any reporting units that are at risk that the carrying amount of the reporting unit would reasonably likely exceed its fair value.

Intangible assets primarily consist of customer relationships and other intangible assets. Advantest has estimated the weighted average amortization period for the customer relationships relating to services to be 7 years. The weighted average amortization period for all intangible assets is approximately 6 years.

Trade Receivables

Advantest’s trade receivables, less allowance for doubtful accounts was ¥20,404 million as of March 31, 2014, as compared with ¥26,953 million as of March 31, 2013. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected.

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

At the end of fiscal 2013, Advantest increased its allowance for doubtful accounts by ¥74 million to ¥128 million, from fiscal 2012. A reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the accounting period during which such collection takes place. Conversely, additional allowances may be necessary in the future if conditions in the industries of some of Advantest’s customers do not improve in the near-term.

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

Accrued warranty expenses were ¥1,589 million at March 31, 2014, a decrease of ¥300 million from ¥1,889 million at March 31, 2013.

Convertible Bonds

Advantest is not required to bifurcate any of the embedded features contained in the ¥30,000 million zero coupon convertible bonds due 2019 (bonds with stock acquisition rights), which was issued in March 2014, for accounting purposes.

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

Advantest has recorded ¥583 million, ¥861 million and ¥1,283 million as stock-based compensation expense in fiscal 2011, 2012 and 2013, respectively.

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

Pension related adjustments (net of tax) recognized in other comprehensive income (loss) for fiscal 2011, 2012 and 2013 were (¥6,328 million), (¥1,779 million), and ¥342 million respectively. Pension related adjustments of (¥6,328 million) for fiscal 2011 were recognized due to the reduction of discount rate used to determine benefit obligations for Japanese plans and losses on plan assets.

Advantest has recorded ¥2,251 million, ¥3,166 million and ¥3,426 million as benefit cost in fiscal 2011, 2012 and 2013, respectively.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of valuation allowance. The valuation allowance in fiscal 2013 was increased by

¥3,762 million primarily due to increase of net operating loss carry forwards (“NOL”). The net (decreases) increases in valuation allowance decreased (¥1,894) million and increased ¥8,884 million for fiscal years 2011 and 2012, respectively.

At March 31, 2013, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥69,414 million of which ¥38,912 million represents NOL. Advantest has also recorded a valuation allowance of ¥59,072 million, and as a result, net deferred tax assets were ¥10,342 million. At March 31, 2014, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥74,022 million of which ¥49,097 million represents NOL. Advantest has also recorded a valuation allowance of ¥62,834 million, and as a result, net deferred tax assets were ¥11,188 million. NOL carry forwards utilized were ¥25 million, ¥14,728 million and ¥2,712 million in fiscal years 2011, 2012 and 2013 respectively.

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

Recently Issued Accounting Guidance

In May 2014, the FASB issued the accounting guidance for revenue from contracts with customers. This guidance supersedes vertually all existing revenue recognition requirements under US GAAP and requires an entity to apply the five steps to recognize revenue from contracts with customers unless the contracts are in the scope of other US GAAP requirements. Additionally, an entity should disclose quantitatively and qualitatively sufficient information including contract with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The entity should apply the amendments in this guidance using one of the following two methods; retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of the initial application. The guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2017. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition.

Results of Operations—Fiscal 2013 Compared with Fiscal 2012

Net Sales

Advantest’s net sales decreased by ¥21,025 million, or 15.8%, compared with fiscal 2012, to ¥111,878 million in fiscal 2013. This was primarily due to significant constraints in capital investments by some of Advantest’s major customers since last summer, particularly for non memory test systems. It is estimated that the fluctuations in exchange rates during fiscal 2013 contributed to an increase of Advantest’s net sales by ¥12,083 million in fiscal 2013.

The following is a discussion of net sales for Advantest’s Semiconductor and Component Test System, Mechatronics System and Services, Support and Others Segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2013, net sales of Advantest’s Semiconductor and Component Test System Segment accounted for 65.3% of total net sales. Net sales of Advantest’s Semiconductor and Component Test System Segment for fiscal 2013 decreased by ¥28,102 million, or 27.8%, compared with fiscal 2012, to ¥73,017 million. It is estimated that fluctuations in exchange rates during fiscal 2013 contributed to an increase of Advantest’s net sales in its Semiconductor and Component Test System Segment by ¥7,229 million. Net sales of test systems for non memory semiconductors in fiscal 2013 decreased by ¥33,754 million, or 40.5%, compared with fiscal 2012 to ¥49,614 million. This decrease was mainly as a result of significant constraints in capital investments by some of Advantest’s major customers due to prolonged production volume corrections and inventory adjustments for logic semiconductors for PCs and high-end smartphones.

Net sales of test systems for memory semiconductors in fiscal 2013 increased by ¥5,652 million, or 31.8%, compared with fiscal 2012 to ¥23,403 million. This increase was mainly because demand for DRAM and NAND flash memory devices continued to firm up, and memory test systems benefited from customers’ continuing appetite for capacity expansion, which drove increased demand for new test systems.

Mechatronics System Segment

Net sales of the Mechatronics System Segment including test handlers and device interfaces increased by ¥1,331 million, or 9.7%, compared to fiscal 2012 to ¥14,984 million in fiscal 2013. This increase was mainly due to a strong customer interest in the new nanotechnology products and successful cultivation of new customers for device interfaces, which helped to grow net sales and orders.

Services, Support and Other Segment

Net sales of the Services, Support and Other Segment increased by ¥4,074 million, or 20.3%, compared with fiscal 2012 to ¥24,151 million in fiscal 2013, mainly due to ongoing efforts to improve the profitability of the segment, which led to successes such as an increased number of annual maintenance contracts. Some of the new businesses also contributed to net sales. The main businesses in the Services, Support and Others Segment were maintenance services, leasing and rentals and new businesses.

Geographic Markets

Advantest experienced a decrease of 15.8% in net sales in fiscal 2013, which was primarily due to decrease in sales in the Americas.

Net sales in Japan decreased by ¥1,824 million, or 13.0%, compared with fiscal 2012 to ¥12,221 million in fiscal 2013. This decrease was mainly due to a reduced demand for digital household appliances resulting in significant constraints in capital investments by some of Advantest’s major customers that led to a drop in demand for non memory test systems.

Net sales in the Americas decreased by ¥9,863 million compared with fiscal 2012 to ¥10,720 million in fiscal 2013. This decrease was mainly due to the weakening of the PC market resulting in significant constraints in capital investments by some of Advantest’s major customers that led to a drop in sales of non memory test systems. It is estimated that fluctuations in exchange rates during fiscal 2013 contributed to an increase of Advantest’s net sales in the Americas by approximately ¥1,707 million, primarily due to the appreciation of the U.S. dollar against the Japanese yen.

Net sales in Europe decreased by ¥1,785 million compared to fiscal 2012 to ¥7,276 million in fiscal 2013. This decrease was mainly due to the weakening of the high-end smartphone sales resulting in significant constraints in capital investments by some of Advantest’s major customers that led to a drop in sales of non memory test systems. It is estimated that fluctuations in exchange rates during fiscal 2013 contributed to an increase of Advantest’s net sales in Europe by approximately ¥1,219 million.

Net sales in Asia (excluding Japan) decreased by ¥7,553 million, or 8.5%, compared with fiscal 2012 to ¥81,661 million in fiscal 2013. Net sales in Korea and Taiwan decreased by ¥783 million, or 2.5%, and ¥2,479 million, or 6.9%, compared with fiscal 2012, respectively. This decrease was mainly due to the weakening of the high-end smartphone sales resulting in constraints in capital investments by Advantest’s customers that led to a drop in sales of non memory test systems. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) decreased by ¥4,291 million, or 19.9%, compared with fiscal 2012. This decrease was mainly due to the weakening of the PC market resulting in significant constraints in capital investments by some of Advantest’s major customers that led to a drop in sales of non memory test systems. It is estimated that fluctuations in exchange rates during fiscal 2013 contributed to an increase of Advantest’s net sales in Asia by approximately ¥8,837 million.

Advantest’s overseas sales as a percentage of total sales was 89.1% and 89.4% for fiscal 2013 and 2012, respectively.

Operating Expenses

In fiscal 2013, Advantest’s operating expenses increased by ¥15,424 million, or 11.6%, compared with fiscal 2012 to ¥148,247 million. The main reasons for operating expense increasing despite the decrease in net sales are as follows.

In fiscal 2013, cost of sales decreased by ¥1,438 million, or 2.2%, compared to fiscal 2012 to ¥62,545 million. This decrease was mainly due to a ¥21,025 million decrease in net sales. The decrease, however, has partially offset by the recording of inventory valuation losses of ¥3,952 million and impairment losses for long-lived assets of ¥427 million in the third quarter.

In fiscal 2013, research and development expenses decreased by ¥392 million, or 1.2%, compared to fiscal 2012 to ¥32,670 million.

In fiscal 2013, selling, general and administrative expenses increased by ¥4,186 million, or 11.7%, compared to fiscal 2012 to ¥39,964 million. This increase was mainly due to the continuing depreciation of the Japanese yen, which resulted in an increase of cost that is denominated in foreign currencies.

In fiscal 2013, aside from the recording of the cost of sales, Advantest recorded a one-time expense for impairment loss in an amount of ¥13,068 million as impairment charge.

Operating Income (Loss)

In fiscal 2013, operating income decreased by ¥36,449 million compared to fiscal 2012, resulting in a loss of ¥36,369 million.

Other Income and Expenses

In fiscal 2013, interest and dividend income decreased by ¥14 million, or 6.6%, compared with fiscal 2012 to ¥199 million.

In fiscal 2013, interest expenses increased by ¥8 million compared with fiscal 2012 to ¥140 million.

In fiscal 2013, gain on sale of investment securities increased by ¥1,008 million compared with fiscal 2012 to ¥1,396 million.

In fiscal 2013, other expense improved by ¥1,255 million compared with fiscal 2012, to an expense of ¥587 million. This improvement was mainly due to a decrease in foreign currency exchange loss of ¥772 million compared with fiscal 2012 as a result of the appreciation of the U.S. dollar against Japanese yen. Currency exchange profits/losses represent the difference between the value of foreign currency-denominated sales, translated at prevailing exchange rates, and either (i) the value of sales settled during the same fiscal year, including those settled using foreign exchange forward contracts, or (ii) the value of cash and cash equivalents, accounts receivable and payables outstanding remeasured at the exchange rate in effect as of March 31, 2014.

Income Taxes (Benefit)

In fiscal 2013, Advantest’s effective tax rate was 0.2%, while the tax rate for fiscal 2012 was 192.8%. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 37.7% for fiscal 2013. For a more detailed discussion on income taxes of Advantest in fiscal 2013 and fiscal 2012, see Note 13 to Advantest’s consolidated financial statements.

Net Income (Loss)

As a result of the foregoing, in fiscal 2013, Advantest’s net income decreased by ¥31,719 million compared to fiscal 2012, resulting in a loss of ¥35,540 million.

Other Comprehensive Income (Loss)

In fiscal 2013, Advantest’s other comprehensive income (loss), net of tax, decreased by ¥3,390 million compared to fiscal 2012 to an income of ¥12,255 million. This was mainly due to a decrease of ¥4,695 million in foreign currency translation adjustments from an income of ¥17,250 million in fiscal 2012, resulting in an income of ¥12,555 million in fiscal 2013. The decrease, however, was partially offset by an improvement of ¥2,121 million in pension related adjustments from a loss of ¥1,779 million in fiscal 2012, resulting in an income of ¥342 million in fiscal 2013.

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

Net sales in Asia (excluding Japan) increased by ¥1,018 million, or 1.2%, compared with fiscal 2011 to ¥89,214 million in fiscal 2012. Net sales in Korea and Taiwan increased by ¥2,090 million, or 7.0% and ¥8,235 million, or 29.8%, compared with fiscal 2011, respectively. This increase was mainly due to increased capital expenditures in a variety of semiconductors for communication devices such as smartphones. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) decreased by ¥9,307 million, or 30.1%, compared with fiscal 2011. This decrease resulted from decreased sales of the T2000 for MPU testers. It is estimated that fluctuations in exchange rates during fiscal 2012 contributed to an increase of Advantest’s net sales in Asia by approximately ¥2,362 million.

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

Income Taxes

In fiscal 2012, Advantest’s effective tax rate was 192.8%, while the tax rate for fiscal 2011 was -36.0%. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 37.8% for fiscal 2012. For a more detailed discussion on income taxes of Advantest in fiscal 2012 and fiscal 2011, see Note 13 to Advantest’s consolidated financial statements.

Net Income

As a result of the foregoing, in fiscal 2012, Advantest’s net income decreased by ¥1,626 million compared to fiscal 2011, to a loss of ¥3,821 million.

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

Advantest issued ¥25.0 billion in corporate bonds in Japan on May 25, 2012, and repaid the short-term loans from banks used to fund the acquisition of Verigy. Furthermore, Advantest issued Zero Coupon Convertible Bonds (bonds with stock acquisition rights) in the aggregate principal amount of ¥30.0 billion on March 14, 2014, with a maturity date of March 14, 2019.

Advantest’s cash and cash equivalents balance increased by ¥23,329 million in fiscal 2013 to ¥68,997 million as of March 31, 2014. As of March 31, 2014, approximately 46% of Advantest’s cash and cash equivalents were held in Japanese yen. This large increase from 20% of Advantest’s cash and cash equivalents held in Japanese yen on March 31, 2013 resulted from the issuance of ¥30.0 billion in Zero Coupon Convertible Bonds (bonds with stock acquisition rights) in March, 2014.

Net loss in operating activities was ¥35,540 million. As a result of a decrease of ¥7,891 million in trade receivables and an adjustment of noncash items such as impairment losses and depreciation, net cash used in operating activities was ¥3,776 million in fiscal 2013. Net cash provided by operating activities worsened by ¥1,561 million in fiscal 2013 compared to ¥2,215 million in net cash used in operating activities in fiscal 2012. The main reason for the worsening in fiscal 2013 was a decrease in net sales, which resulted in an increase of net loss, which was partially offset by the decrease in trade receivables and increase in trade accounts payable.

Net cash used in investing activities was ¥4,711 million in fiscal 2013, which was a decrease of ¥6,787 million compared to net cash used in investing activities in the amount of ¥11,498 million in fiscal 2012. The main reason for the decrease in fiscal 2013 was primarily due to payments made to purchase tangible fixed assets, such as in connection with the building of the Cheonan Factory in Korea, in the amount of ¥11,386 million in fiscal 2012, whereas the amount paid for tangible fixed assets in fiscal 2013 was ¥5,511 million.

Net cash provided by financing activities was ¥27,202 million in fiscal 2013, an improvement of ¥30,116 million compared to net cash used in financing activities in the amount of ¥2,914 million in fiscal 2012. Such improvement was primarily attributable to not having any increase in borrowings in fiscal 2012, as the ¥25.0 billion obtained from issuing corporate bonds was used to repay short-term loans from banks in the amount of ¥25.0 billion, and to issuance of Zero Coupon Convertible Bonds (bonds with stock acquisition rights) in the aggregate principal amount of ¥30.0 billion in fiscal 2013.

Net effect of exchange rate changes on cash and cash equivalents was favorable by ¥4,614 million in fiscal 2013, an improvement of ¥537 million compared to fiscal 2012.

Advantest has entered into agreements for committed lines of credit with several banks to ensure that necessary financing may be procured efficiently. From March 26, 2012, the term of a commitment line agreement is three years and Advantest can elect to obtain a two year loan at the end of the term. A commitment line agreement generally has financial covenants. For Advantest, it is annually required to maintain certain minimum net asset levels. Also it is required to maintain a BBB- rating or above with Rating and Investment Information, Inc. (R&I). Advantest’s unused commitment lines totaled ¥10.0 billion as of March 31, 2014. R&I’s issuer rating of Advantest as of March 31, 2014 is A-, but R&I announced on January 29 2014 that it has changed its rating outlook of Advantest from stable to negative.

Advantest has various retirement and severance plans for employees, including non-contributory defined benefit retirement and severance plans consisting primarily of the Employees Provident Fund (“EPF”) plan. As mentioned in Note 16 to the consolidated financial statements, in the balance sheet as of March 31, 2014, the amount of ¥28,641 million has been recognized as accrued severance and pension costs. Advantest has contributed to the EPF plan in accordance with local statutory requirements. Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the EPF were ¥1,785 million in fiscal 2012 and ¥1,901 million in fiscal 2013. Advantest expects to contribute ¥1,470 million under the EPF in fiscal 2014.

5.C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

In order to support technology on the leading-edge, Advantest undertakes research and development initiatives to develop products which play a central role in the area of measuring technologies to support electronics, information and communications, and semiconductor manufacturing. Advantest’s research and development focuses on the development of new products and the improvement of existing products. In particular, in the Semiconductor and Component Test System Segment, a large and ongoing investment in research and development is necessary in order to maintain market competitiveness and to provide many types of products that meet the various needs of the customers. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥30.3 billion in fiscal 2011, approximately ¥33.1 billion in fiscal 2012 and approximately ¥32.7 billion in fiscal 2013. Advantest employs over 1,000 engineers and other personnel in its research and development division.

The contents and achievements to date of Advantest’s current research and development activities include:

Basic Technology

•	development of constituent technologies in the field of terahertz waves;

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

As of March 31, 2014, Advantest had no material off-balance sheet arrangements.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as of March 31, 2014.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Short-Term Debt	¥—	¥—	¥—	¥—	¥—
Long-Term Debt, including current portion	55,000	—	10,000	45,000	—
Operating Leases	3,368	834	1,086	604	844
Contractual Obligations	5,195	5,195	—	—	—

Total Contractual Cash Obligations	¥63,563	¥6,029	¥11,086	¥45,604	¥844

The contractual cash obligation table excludes our long-term deferred tax liabilities because we cannot make a reliable estimate of the timing of cash payments. For details see Note 13, “Income Taxes.”

5.G.	SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Audit & Supervisory Board Members

Directors and audit & supervisory board members of the Company as of June 25, 2014 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Toshio Maruyama (April 17, 1948)	Chairman of the Board and Representative Director	4/1973	Joined Advantest Corporation
		6/1989	Director
		6/1995	Managing Director
		6/1999	Senior Managing Director
Senior Vice President, ATE Sales Group
		6/2001	Representative Director and President
		6/2003	Representative Director, President and COO
		6/2005	Representative Director, President and CEO
		6/2009	Chairman of the Board and Representative Director (present position)
		6/2012	Audit & Supervisory Board Member, PFU LIMITED (present position)
		5/2013	Chairman of Semiconductor Equipment Association of Japan (present position)

Haruo Matsuno (February 14, 1960)	Representative Director, President and CEO	4/1984	Joined Advantest Corporation
		1/2008	Senior Vice President, Production Group
		6/2008	Executive Officer
		6/2009	Representative Director, President and CEO (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Yasushige Hagio	Director	4/1972	Assistant Judge, Tokyo District Court
(November 24, 1947)		4/1982	Judge, Tokyo District Court
		4/1998	Instructor, Legal Training and Research Institute
		12/2003	Chief of the Shizuoka District Court
		6/2004	Registered as an attorney-at-Law
Joined Seiwa Patent office & Law (present position)
		6/2006	Director, Advantest Corporation (present position)

Osamu Karatsu (April 25, 1947)	Director	4/1975	Joined Nippon Telegraph and Telephone Public Corporation
		6/1991	Executive Manager, LSI Laboratories, Nippon Telegraph and Telephone Corporation
		6/1997	Vice President and Director, Advanced Telecommunications Research Institute International
		4/1999	Principal Consultant, SRI Consulting K.K.
		4/2000	Chief Executive Director, SRI International, Japan
		6/2012	Director, Advantest Corporation (present position)

Seiichi Yoshikawa	Director	7/1969	Joined Fujitsu Limited
(March 22, 1946)		6/2000	Director, Fujitsu Laboratories Ltd.
		6/2004	Managing Director, Fujitsu Laboratories Ltd.
		3/2011	Chairman, QD Laser, Inc.
		9/2012	Principal Fellow, Center for Research and Development Strategy, Japan Science and Technology Agency (present position)
		6/2013	Director, Advantest Corporation (present position)

Shinichiro Kuroe (March 30, 1959)	Director, Corporate Vice President Products and Technology	4/1981	Joined Advantest Corporation
		2/2003	General Manager, Memory Tester Business Division
		6/2005	Executive Officer Vice President, Sales and Marketing Group
		6/2008	Senior Vice President, SoC Tester Business Group
		4/2009	Senior Vice President, Test System Business Group
		6/2009	Director, Managing Executive Officer Technology Development Group and Test System Business Group
		6/2010	Test System Business
		6/2011	Strategic Business
Executive Vice President, Strategic Business Unit
		8/2012	Products and Technology (present position) Executive Vice President, Marketing Group
		6/2013	Director, Corporate Vice President (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Sae Bum Myung (September 16, 1954)	Director, Managing Executive Officer Sales and Marketing	4/1989	Joined Advantest Corporation
		6/2006	Representative Director and President, Advantest Korea Co., Ltd.
		6/2008	Executive Officer
Asia Sales, Sales and Marketing Group
		6/2011	Director, Managing Executive Officer (present position)
Sales and Marketing (present position)
Executive Vice President, Sales and Marketing Group
		8/2012	Executive Vice President, Sales Group (present position)

Hiroshi Nakamura (December 4, 1957)	Director, Managing Executive Officer Corporate Administration	4/1981	Joined Advantest Corporation
		6/2002	Manager, Accounting Department, Corporate Affairs Group
		6/2006	Executive Officer
Vice President, Corporate Affairs Group
		6/2007	Senior Vice President, Financial Group
		6/2008	Vice President, Corporate Administration Group
		6/2009	Managing Executive Officer
		6/2010 6/2012	Executive Vice President, Corporate Administration Group (present position) Director, Managing Executive Officer (present position) Corporate Administration (present position)

Yoshiaki Yoshida (February 8, 1958)	Director, Managing Executive Officer Corporate Planning and Corporate Communications	4/1999 6/2000	Joined Advantest Corporation Representative Director, Advantest Finance Inc.
		6/2006	Executive Officer
		6/2007	Vice President, Corporate Planning Group
		6/2008	Executive Vice President, Corporate Planning Group
		3/2009	Senior Vice President (Officer), New Concept Product Initiative
		6/2009	Managing Executive Officer
		4/2012	Leader, Power Device Enabling Group (present position)
		6/2012	Assistant Director (Administration), CSR & Environmental Affairs Promotion Center (present position)
		6/2013	Director, Managing Executive Officer (present position)
Corporate Planning and Corporate Communications (present position)
Executive Vice President, Corporate Relations Group (present position)
Director, Fujitsu Interconnect Technologies Limited (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Yuichi Kurita (July 28, 1949)	Standing Audit & Supervisory Board Member	4/1973	Joined Fujitsu Limited
		3/2001 4/2002	Joined Advantest Corporation Manager, Finance Department
		6/2003	Executive Officer
Vice President, Corporate Affairs Group
		6/2004	Vice President, Corporate Affairs Group (overseeing Finance) Senior Vice President, Corporate Relations Group
		6/2005	Senior Vice President, Corporate Planning Group
		6/2007	Director, Managing Executive Officer Corporate Affairs
		6/2008	Corporate Administration
Senior Vice President, Corporate Administration Group
Assistant Director (Administration), Environmental Management Center In Charge of Corporate Ethics Office
		4/2009	Assistant Director (Administration), CSR & Environmental Affairs Promotion Center
		6/2009	Corporate Planning and Administration
		6/2010	Director, Senior Executive Officer
		6/2012	Standing Audit & Supervisory Board Member (present position)

Akira Hatakeyama (December 20, 1950)	Standing Audit & Supervisory Board Member	4/1973	Joined Advantest Corporation
		4/2001	Representative Director, President and CEO, Japan Engineering Co., Ltd.
		6/2005	Executive Officer
		6/2008	Advisor
		6/2011	Standing Audit & Supervisory Board Member (present position)

Megumi Yamamuro (March 8, 1948)	Audit & Supervisory Board Member	4/1974	Assistant Judge, Tokyo District Court
		4/1984	Judge, Tokyo District Court
		4/1988	Instructor, Legal Training and Research Institute
		4/1997	Judge, Tokyo High Court
		7/2004	Registered as an attorney-at-Law
Joined CAST Law P.C. (currently URYU & ITOGA) (present position)
		10/2004	Professor, The University of Tokyo Graduate School of Law and Politics
		6/2005	Audit & Supervisory Board Member, Fujitsu Limited (present position)
		6/2006	Audit & Supervisory Board Member, Advantest Corporation (present position)
		6/2009	Audit & Supervisory Board Member, NIFTY Corporation (present position)
		10/2010	Professor, The University of Nihon Graduate School of Law
		6/2013	Audit & Supervisory Board Member, Yachiyo Industry Co., Ltd. (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Masamichi Ogura (June 30, 1946)	Audit & Supervisory Board Member	4/1969	Joined Fujitsu Limited
		6/2000	Director, Fujitsu Limited
		6/2002	Managing Executive Officer, Fujitsu Limited
		4/2003	Senior Executive Officer, Fujitsu Limited
		6/2003	Director, Senior Executive Officer, Fujitsu Limited
		6/2004	Audit & Supervisory Board Member, Fujitsu General Limited (present position)
		6/2006	Vice President and Representative Director, Fujitsu Limited
		6/2008	Standing Audit & Supervisory Board Member, Fujitsu Limited
		6/2011	Audit & Supervisory Board Member, Advantest Corporation (present position)

The Company’s Executive Officers (excluding officers who also hold the position of Director) under the operating officer system, as voluntarily disclosed in Japan as follows.

Name	Position (Group executive/function)	Assignment in the Company
Hideaki Imada	Managing Executive Officer New Business Relations	Senior Vice President (Officer), New Concept Product Initiative

Hans-Juergen Wagner	Managing Executive Officer SoC Test Business Groups	Managing Director (R&D, CTO), Advantest Europe GmbH

Takashi Sugiura	Executive Officer	Executive Vice President, Quality Assurance Group

Takashi Sekino	Executive Officer	Senior Vice President (Officer) (Advanced Technology), Technology Development Group

Soichi Tsukakoshi	Executive Officer	Executive Vice President, Production Group

Josef Schraetzenstaller	Executive Officer	Managing Director (CEO), Advantest Europe GmbH

R. Keith Lee	Executive Officer	Director, President and CEO, Advantest America, Inc.

Makoto Nakahara	Executive Officer	Senior Vice President (Officer), Sales Group

Toshiyuki Okayasu	Executive Officer	Executive Vice President, SoC Test Business Group
Executive Vice President, Technology Development Group

CH Wu	Executive Officer	Chairman of the Board, President and CEO, Advantest Taiwan Inc.

Kazuhiro Yamashita	Executive Officer	Executive Vice President, System Solution Group

Kenji Sato	Executive Officer	Senior Vice President (Officer), Sales Group

Takayuki Nakamura	Executive Officer	Division Manager, Nanotechnology Business Division

Wilhelm Radermacher	Executive Officer	Vice President and General Manager V93000 SoC, Advantest Europe GmbH

Name	Position (Group executive/function)	Assignment in the Company
Masuhiro Yamada	Executive Officer	Executive Vice President, Memory Test Business Group

Satoru Nagumo	Executive Officer	Executive Vice President, ASD Test & Measurement System Business Group

Isao Sasaki	Executive Officer	Executive Vice President, Field Service Group

Koichi Tsukui	Executive Officer	Senior Vice President (Officer), New Concept Product Initiative

Keith Hardwick	Executive Officer	Chief Financial Officer, Advantest America, Inc.

None of the persons listed above was selected as director, audit & supervisory board member or executive officer pursuant to an arrangement or understanding with Advantest’s major shareholders, customers, suppliers or others. There are no family relationships between any of the persons listed above.

6.B.	COMPENSATION

Executive Compensation

The aggregate amount of compensation of all of the Company’s directors and audit & supervisory board members was approximately ¥542 million during fiscal 2013. Of the foregoing, the aggregate amount of compensation for the Company’s directors (outside corporate directors excluded) was ¥449 million (¥307 million in fixed compensation and ¥142 million in qualifying stock options), ¥46 million for the Company’s audit & supervisory board members (outside audit & supervisory board members excluded) (¥41 million in fixed compensation and ¥5 million in qualifying stock options) and ¥47 million for outside directors and outside audit & supervisory board members (¥36 million in fixed compensation and ¥11 million in qualifying stock options). The amount of compensation for Director Toshio Maruyama was ¥100 million (¥68 million in fixed compensation and ¥32 million in qualifying stock options).

Compensation for directors and audit & supervisory board members was authorized by resolutions of the general meeting of shareholders on June 27, 2007 and to the extent compensation is within the authorized range, further authorization is not required. For a description of the Company’s equity-based compensation plans, see “—Share Ownership.”

The amounts of compensation for directors and audit & supervisory board members set forth above includes fixed compensation paid to one outside director who retired from their positions as of the closing of the 71st ordinary general meeting of shareholders, which was held on June 26, 2013.

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

Audit & Supervisory Board Members

The Company’s articles of incorporation provide for no more than five audit & supervisory board members and the Company currently has two Standing Audit & Supervisory Board Members and two outside audit & supervisory board members. Audit & supervisory board members are elected at the general meeting of shareholders and the standard term of office of audit & supervisory board members is four years. Under the Company Law, at least half of the audit & supervisory board members are required to be persons who have not been a director, accounting counselor (if an accounting counselor is a corporation, an employee of such corporation who executes its duties), executive officer, manager, or employee of the Company or any of its subsidiaries at any time in the past. Audit & supervisory board members may not at the same time be directors, accounting counselors (if an accounting counselor is a corporation, an employee who executes its duties), executive officers, managers, or employees of the Company or any of its subsidiaries. The Company increased the number of required outside audit & supervisory board members from one to two at the general meetings of shareholders held in June 2003 in order to strengthen the auditing function of the audit & supervisory board. Audit & supervisory board members are under a statutory duty to oversee the administration of the Company’s affairs by its directors, to audit its financial statements to be submitted by its Board of Directors to the general meetings of the shareholders and to report their opinions thereon. They are also required to attend the meetings of the Board of Directors and to express their opinions, but are not entitled to vote.

Audit & supervisory board members constitute the audit & supervisory board. The audit & supervisory board has a statutory duty to prepare and submit an audit report to the directors each year. An audit & supervisory board member may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The audit & supervisory board is empowered to establish audit policy, methods to investigate the state of business operations and assets and other matters relating to the execution of duties by audit & supervisory board members.

Pursuant to the Company Law and the Company’s articles of incorporation, and to the extent permitted by the laws and regulations, the Company may, by resolution of the Board of Directors, exempt liabilities of its audit & supervisory board members (including persons who have previously served as the Company’s audit & supervisory board members) for failing to perform their duties. The Company may enter into contracts with outside audit & supervisory board members to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Company Law.

6.D.	EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2012, March 31, 2013 and March 31, 2014.

	As of March 31,
	2012	2013	2014
Full-Time Employees	4,464	4,575	4,625
By Category of Activity:
Administrative	444	474	499
Sales	475	398	469
Customer Support	1,123	1,214	1,229
Manufacturing	829	806	779
Research and Development	1,510	1,628	1,649
Other	83	55	0
By Geographic Location:
Japan	2,504	2,500	2,507
Asia (excluding Japan)	816	892	911
Americas	585	587	542
Europe	559	596	665

Most regular employees of the Company and its subsidiaries in Japan are members of one of the four labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

During the fiscal years ended March 31, 2012, 2013 and 2014, Advantest had an annual average of 279, 330 and 278 temporary employees, respectively.

6.E.	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of the Company as of March 31, 2014 of each of the Company’s directors, audit & supervisory board members and executive officers as of March 31, 2014 and of directors, audit & supervisory board members and executive officers newly elected in June 2014.

Name of Record/Beneficial Owner	Number of Shares
Toshio Maruyama	242,155
Haruo Matsuno	247,454
Yasushige Hagio	22,821
Osamu Karatsu	10,791
Seiichi Yoshikawa	6,293
Shinichiro Kuroe	147,620
Sae Bum Myung	129,584
Hiroshi Nakamura	133,973
Yoshiaki Yoshida	107,335
Yuichi Kurita	75,788
Akira Hatakeyama	27,652
Megumi Yamamuro	21,131
Masamichi Ogura	15,000
Hideaki Imada	123,187
Hans-Juergen Wagner	260,485
Takashi Sugiura	113,778
Takashi Sekino	104,739
Soichi Tsukakoshi	98,518
Josef Schraetzenstaller	96,000
R. Keith Lee	66,000
Makoto Nakahara	85,463
Toshiyuki Okayasu	91,145
CH Wu	64,000
Kazuhiro Yamashita	56,000
Kenji Sato	66,515
Takayuki Nakamura	42,689
Wilhelm Radermacher	51,685
Masuhiro Yamada	40,423
Satoru Nagumo	39,000
Isao Sasaki	27,000
Koichi Tsukui	27,000
Keith Hardwick	17,000

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of the Company.

The number of shares owned by the Company’s directors, audit & supervisory board members and executive officers include options that are currently exercisable for 2,541,685 shares of the Company’s common stock. For a description of these options, see “Stock Option Plan” below. The number of shares of common stock owned by the Company’s directors, audit & supervisory board members and executive officers reflects the number of shares that are owned through the director and audit & supervisory board member stock ownership association and allocated to an individual director, audit & supervisory board member or executive officer. For a description of this association, see “—Stock Ownership Associations.” For a description of the unit share system, see “Additional Information—The Unit Share System.”

Stock Option Plan

At the meeting of Board of Directors held in June 2010, June 2011, July 2011, June 2012 and June 2013, the Board of Directors of the Company approved stock option plans for selected directors, audit & supervisory board members, executive officers and employees of Advantest. The Board of Directors of the Company also approved the compensation amount of stock acquisition rights to be granted as stock options to directors and audit & supervisory board members of the Company. The following table shows selected information related to these stock options.

	Twenty-fourth series	Twenty-fifth series	Twenty-sixth series
Date of grant	July 12, 2010	July 12, 2011	August 16, 2011
Number of shares to be issued/ delivered	308,000	988,000	658,000
Issuance price per unit (100 shares)	¥53,500	¥49,600	¥26,100
Exercise price per share	¥2,089	¥1,529	¥1,529
Beginning of exercise period	April 1, 2011	April 1, 2012	April 1, 2012
End of exercise period	March 31, 2015	March 31, 2016	March 31, 2016
Number of directors, audit & supervisory board members and executive officers of the Company	23	23	5
Number of other employees	0	228	55

	Twenty-seventh series	Twenty-eighth series
Date of grant	July 12, 2012	July 12, 2013
Number of shares to be issued/ delivered	2,521,000	2,763,000
Issuance price per unit (100 shares)	¥34,700	¥46,000
Exercise price per share	¥1,207	¥1,669
Beginning of exercise period	April 1, 2013	April 1, 2014
End of exercise period	March 31, 2017	March 31, 2018
Number of directors, audit & supervisory board members and executive officers of the Company	28	30
Number of other employees	321	354

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

Plan first ~ Plan eighty-ninth
Date of grant	July 20, 2011
Number of shares to be issued/ delivered	2,387,046 (total 89 types of stock options)
Issuance price per unit (100 shares)	¥4 ~ ¥854
Exercise price per share	$7.84 ~ $34.76
Beginning of exercise period	July 20, 2011
End of exercise period	July 29, 2011 ~ January 31, 2018
Number of directors, audit & supervisory board members and executive officers of the Company	0
Number of other employees	386 (total 89 types of stock options)

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

Stock Ownership Associations

The Company’s director and audit & supervisory board member stock ownership association is a partnership formed by the current and former directors, executive officers and audit & supervisory board members of the Company for the purpose of acquiring the Company’s shares of common stock. Only current directors, executive officers and audit & supervisory board members and company advisors that formerly were directors, audit & supervisory board members and executive officers of the Company may join the director and audit & supervisory board member stock ownership association. The Company established its director and audit & supervisory board member stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of a single unit, to that member. As of March 31, 2014, 20 current and former directors, executive officers, audit & supervisory board members and company advisors were members of the director, executive officer and audit & supervisory board member stock ownership association, and the association held 58,116 shares of the Company’s common stock. The Company also has an employee stock ownership association for other employees in Japan. As of March 31, 2014, the association had 734 members and held 624,516 shares of the Company’s common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	MAJOR SHAREHOLDERS

As of March 31, 2014, 174,197,942 shares of the Company’s common stock were outstanding. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	20,142,792	10.09%
The Bank of Tokyo-Mitsubishi UFJ, Ltd., and its related entities	16,706,237	8.37%
Nomura Securities Co., Ltd. and its related entities	16,470,424	8.11%
Sumitomo Mitsui Trust Bank, Limited and its related entities	15,116,824	7.57%
Morgan Stanley MUFG Securities Co., Ltd. and its related entities	10,270,059	5.13%

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

The number of shares owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities held or were deemed to hold beneficially, as of February 24, 2014, 16,706,237 shares of the Company’s common stock.

The number of shares owned by Nomura Securities Co., Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan which state that Nomura Securities Co., Ltd. and its related entities held or were deemed to hold beneficially, as of March 14, 2014, 16,470,424 shares of the Company’s common stock.

The number of shares owned by Sumitomo Mitsui Trust Bank, Limited and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that Sumitomo Mitsui Trust Bank, Limited and its related entities held or were deemed to hold beneficially, as of June 19, 2014, 15,116,824 shares of the Company’s common stock.

The number of shares owned by Morgan Stanley MUFG Securities Co., Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan which state that Morgan Stanley MUFG Securities Co., Ltd. and its related entities held or were deemed to hold beneficially, as of February 28, 2014, 10,270,059 shares of the Company’s common stock.

Based on information made publicly available on or after April 1, 2011, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
The Sumitomo Trust and Banking Co., Ltd. and its related entities	April 15, 2011	—	—	—	13,703,400	6.87%
Manning & Napier Advisors, Inc.	May 27, 2011	14,274,147	7.15%	2,436,500	16,710,647	8.37%
Manning & Napier Advisors, Inc.	August 15, 2011	16,710,647	8.37%	(2,569,120)	14,141,527	7.09%
Manning & Napier Advisors, Inc.	August 18, 2011	14,141,527	7.09%	(2,044,900)	12,096,627	6.06%
Manning & Napier Advisors, Inc.	August 23, 2011	12,096,627	6.06%	(2,440,100)	9,656,527	4.84%
Mitsubishi UFJ Financial Group, Inc. and its related entities	December 12, 2011	13,569,645	6.80%	2,671,146	16,240,791	8.14%
Nomura Securities Co., Ltd. and its related entities	April 13, 2012	—	—	—	10,074,023	5.05%
Sumitomo Mitsui Trust Bank, Limited. and its related entities	July 31, 2012	13,703,400	6.87%	2,066,700	15,770,100	7.90%
Nomura Securities Co., Ltd. and its related entities	October 31, 2012	10,074,023	5.05%	2,738,313	12,812,336	6.42%
Mitsubishi UFJ Financial Group, Inc. and its related entities	May 13, 2013	16,240,791	8.14%	2,281,003	18,521,794	9.26%
Nomura Securities Co., Ltd. and its related entities	May 31, 2013	12,428,891	6.23%	(2,015,565)	10,413,326	5.22%
Mitsubishi UFJ Financial Group, Inc. and its related entities	August 12, 2013	18,521,794	9.26%	(2,047,994)	16,473,800	8.24%
Mitsubishi UFJ Financial Group, Inc. and its related entities	October 28, 2013	16,473,800	8.24%	3,305,315	19,779,115	9.89%
Nomura Securities Co., Ltd. and its related entities	January 15, 2014	10,413,326	5.22%	3,209,107	13,622,433	6.83%

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
Deutsche Bank London Office and its related entities	January 31, 2014	—	—	—	11,443,399	5.73%
Deutsche Bank London Office and its related entities	February 14, 2014	11,443,399	5.73%	(2,081,473)	9,361,926	4.69%
Mitsubishi UFJ Financial Group, Inc. and its related entities	February 24, 2014	19,779,115	9.89%	(3,072,878)	16,706,237	8.37%
Morgan Stanley MUFG Securities Co., Ltd. and its related entities	February 28, 2014	—	—	—	10,270,059	5.13%
Nomura Securities Co., Ltd. and its related entities	March 14, 2014	13,622,433	6.83%	2,847,991	16,470,424	8.11%

As of March 31, 2014, the Company had 174,197,942 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for the Company’s ADSs, as of March 31, 2014, 1,226,091 shares of the Company common stock were held in the form of ADRs and there were 1,090 ADR holders of record in the U.S. According to the Company’s register of shareholders, as of March 31, 2014, there were 45,508 holders of common stock of record worldwide. As of March 31, 2014, there were 91 record holders of the Company’s common stock with addresses in the U.S., whose shareholdings represented 5.7% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of the Company’s shares of common stock entitles the holder to any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B.	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells products to and purchases parts from Fujitsu Limited (“Fujitsu”), which owns approximately 12% of the voting rights of the company. Advantest sells products to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥802 million in fiscal 2013 from the sale of products to Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥2,800 million in fiscal 2013. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥114 million as of March 31, 2014. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥1,336 million as of March 31, 2014 Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Yamamuro, an audit & supervisory board member of the Company since 2006, currently serves as an audit & supervisory board member of Fujitsu Limited. Mr. Ogura, an audit & supervisory board member of the Company since 2011, served as a full-time standing audit & supervisory board member of Fujitsu Limited until June 23, 2014.

Loans

As of March 31, 2014, the Company has no outstanding loans to its directors and executive officers.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2010	¥2,615	¥1,423	$28.07	$15.14
2011	2,516	1,179	26.89	15.86
2012	1,663	671	19.95	8.89
2013	1,525	838	17.22	10.81
2014	1,887	988	18.11	9.91

Financial quarter ended/ending
June 30, 2012	¥1,386	¥952	$17.22	$12.44
September 30, 2012	1,261	914	15.60	12.11
December 31, 2012	1,374	838	16.12	10.81
March 31, 2013	1,525	1,156	16.59	12.52
June 30, 2013	1,887	1,246	18.11	13.56
September 30, 2013	1,710	1,121	17.00	11.65
December 31, 2013	1,343	1,061	13.06	11.19
March 31, 2014	1,315	988	12.24	9.91

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Month ended
December 31, 2013	¥1,327	¥1,207	$12.91	$11.92
January 31, 2014	1,315	1,079	12.24	10.57
February 28, 2014	1,143	1,008	11.18	10.25
March 31, 2014	1,123	988	10.88	9.91
April 30, 2014	1,218	1,068	11.74	10.69
May 31, 2014	1,165	1,063	11.38	10.58

9.B.	PLAN OF DISTRIBUTION

Not applicable.

9.C.	MARKETS

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

General

The Company’s authorized number of shares to be issued is 440,000,000 shares. The number of the Company’s issued share capital as of March 31, 2014, including treasury shares, was 199,566,770. All of the issued shares are fully paid and non-assessable.

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

The Company may prepare extraordinary unconsolidated financial statements that consist of a balance sheet as of a date within the fiscal year immediately following the last fiscal year (an extraordinary settlement date) and profit and loss covering a period of the first day of the current fiscal year up to such extraordinary settlement date. Such extraordinary financial statements prepared in the foregoing manner must be audited by audit & supervisory board members and accounting auditors.

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

Voting Rights

A holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. In general, under the Company Law, a resolution can be adopted at a general meeting of shareholders by a majority of voting rights represented at the meeting. The Company Law and the Company’s articles of incorporation require a quorum for the election of directors and audit & supervisory board members of not less than one-third of the voting rights of all shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are directly or indirectly owned by the Company or, due to other causes, whose management is being controlled in substance by the Company as provided for by an ordinance of the Ministry of Justice, does not have voting rights.

Shareholders may exercise their voting rights through proxies if those proxies are also shareholders who have voting rights.

The Company Law provides that a quorum of at least one-third of voting rights of shareholders that are eligible to vote must be present at a shareholders’ meeting to approve any material corporate actions, such as:

(1)	amendment of the articles of incorporation (except in cases in which a shareholders’ resolution is not required);

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)	any issue or transfer of new or treasury shares at a “specially favorable” price (or any issue of stock acquisition rights, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(5)	the removal of an audit & supervisory board member;

(6)	the exemption of liability of a director or audit & supervisory board member with certain exceptions;

(7)	a reduction of stated capital meeting certain conditions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20.42%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), other than any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to (i) 7.147% for dividends due and payable on or after January 1, 2013 and on or before December 31, 2013, and (ii) as a general rule, 15.315% for dividends due and payable on or after January 1, 2014. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned 20.42% withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain, Sweden and Russia, and 10% for portfolio investors under the income tax treaty with, among others, France, the U.K., India, Australia, China, Pakistan, Vietnam, Poland, Romania, the Netherlands, Switzerland, Kuwait, Portuguese Republic and the United States.

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

Based on current estimates of its income and assets, the Company does not believe that it will be a PFIC for its current taxable year, and intends to continue its operations in such a manner that it will not become a PFIC in the future. However, because the PFIC determination is made annually at the close of the taxable year, the Company can provide no assurance that it will not become a PFIC in the current or any future taxable year due to changes in its asset or income composition, a decrease in the price of its Shares (which is used as a measure of goodwill as an active asset) or for other reasons. If the Company becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Shares or ADSs and on certain “excess” distributions (generally distributions in excess of 125% of the average distribution over a three-year period, or, if shorter, the holding period for the Shares or ADSs). In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from the Company will not be eligible for the reduced U.S. federal income tax rates applicable to dividends described above if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year. The Company will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year. If a U.S. Holder holds Shares or ADSs in any taxable year in which the Company is a PFIC, such U.S. Holder generally will be required to file an information statement or form specified by the U.S. Department of the Treasury with the U.S. Internal Revenue Service (“IRS”) on an annual basis, subject to certain exceptions based on the value of PFIC stock held.

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

The Company files annual reports on Form 20-F and furnishes quarterly and other periodic reports on Form 6-K with the Commission. You may read and copy any reports, statements or other information on file at the public reference facilities maintained by the Commission at 100F Street, N.E., Room 1580, Washington, D.C. 20549 or by accessing the Commission’s home page (http://www.sec.gov). Copies of the Company’s annual reports on Form 20-F, semi-annual and other periodic reports on Form 6-K are also available on its website at https://www.advantest.com/US/investors/irLibrary/index.htm. The ADSs are listed on the New York Stock Exchange under the symbol “ATE,” and the Company’s reports and other information may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, copies of contracts referred to in this annual report may be inspected at the principal executive offices of the Company, located at Shin Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan.

10.I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Advantest is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices and credit.

Foreign Currency Exchange Rate Risk

The tables below summarize information as of March 31, 2014 and March 31, 2013 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Korean won, and forward contracts. The information in each table is presented in Japanese yen equivalents, which is the Company’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2014 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥20,060	¥8,260	¥372	¥1,535
Accounts receivable	10,845	57	407	1,160
Accounts payables and accruals	(6,709)	(204)	(237)	(662)

	As of March 31, 2013 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥20,646	¥7,407	¥2,106	¥3,208
Accounts receivable	14,405	103	362	912
Accounts payables and accruals	(5,186)	(296)	(208)	(527)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2014 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥6,960
Accounts receivable	633
Accounts payables and accruals	(1,947)

As of March 31, 2013 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥2,278
Accounts receivable	373
Accounts payables and accruals	(1,450)

Foreign Exchange Contracts

Advantest uses foreign exchange forward contracts and currency options to manage currency exposure, resulting from changes in foreign currency exchange rates, on planned foreign currency transactions and trade receivables. Foreign exchange contracts have terms of a year. Foreign exchange forward contracts are presented by the notional balances with weighted average exchange rates. Advantest has no foreign exchange forward contracts as of March 31, 2014 and all of the foreign exchange forward contracts outstanding as of March 31, 2013 are listed below.

	As of March 31, 2013
	Contract Amounts	Fair Value	Average Contractual Exchange Rate
	(in millions)
To sell Japanese yen/receive Euro	¥147	¥15	¥109.362

Interest Rate Risk

Advantest had ¥25.0 billion in corporate bonds with fixed interest rates outstanding as of March 31, 2014 and 2013.

Securities Value Risk

The table below shows the acquisition price and fair value of securities that Advantest holds as of March 31, 2014 and March 31, 2013. Advantest does not hold or issue financial commodities with the purpose to trade. Advantest holds equity or debt securities as available-for-sale securities.

	As of March 31, 2013		As of March 31, 2014
	Acquisition Price	Fair Value	Acquisition Price	Fair Value
	(in millions)
Marketable Securities	¥3,079	¥5,455	¥2,055	¥3,272

ITEM 12. DESCRIPTION	OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	DEBT SECURITIES

Not applicable.

12.B.	WARRANTS AND RIGHTS

Not applicable.

12.C.	OTHER SECURITIES

Not applicable.

12.D.	AMERICAN DEPOSITARY SHARES

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

Fees and Other Payments Made by the Depositary to the Company

The Depositary has agreed to reimburse certain reasonable expenses of the Company related to the Company’s ADR program and incurred by the Company in connection with the ADR program. In fiscal 2013, the Company received the following payments from JPMorgan Chase Bank, N.A., as depositary of the Company’s ADS.

Category of Expenses (Direct Payments)	Amount Reimbursed for FY2013
Listing fees	US$	38,000.00
Investor relations	US$	50,000.00

Total	US$	88,000.00

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Advantest performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2014. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Advantest files, or submits, under the Exchange Act is accumulated and communicated to its management including the chief executive officer and principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer. Advantest’s disclosure and controls and procedures provide reasonable assurance that its objectives will be met. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer have concluded that Advantest’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Advantest’s management assessed the effectiveness of the company’s internal control over financial reporting as of March 31, 2014. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). Based on this assessment, management has concluded that, as of March 31, 2014, Advantest’s internal control over financial reporting was effective.

Ernst & Young ShinNihon LLC, Advantest’s independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2014. This report appears in Item 18.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

This report appears in Item 18.

(d)	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit & supervisory board has determined that Masamichi Ogura is an “audit committee financial expert” as defined by Item 16.A. of Form 20-F. Mr. Ogura met the independence requirements, as the term is defined under the New York Stock Exchange listing standards. For details regarding Mr. Ogura’s business experiences, see “6.A. DIRECTORS AND SENIOR MANAGEMENT.”

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC served as the Company’s independent registered public accounting firm for fiscal 2011, 2012 and 2013. The audited financial statements for these fiscal years are included in the respective year’s annual report filed on Form 20-F.

The chart below sets forth the aggregate fees for professional services and other services rendered to Advantest by Ernst & Young ShinNihon LLC and its member firms in fiscal 2012 and 2013.

	Fiscal 2012	Fiscal 2013
	(in millions)
Audit Fees(1)	¥358	¥373
Audit-Related Fees(2)	—	—
Tax Fees(3)	30	46
All Other Fees(4)	—	14

Total	¥388	¥433

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

Policies and Procedures of the Audit & Supervisory Board

Below is a summary of the current policies and procedures of the audit & supervisory board for the pre-approval of audit and permissible non-audit services performed by Advantest’s independent public accountants.

Under the policy, the audit & supervisory board authorizes general pre-approval of audit and permissible non-audit services for the following fiscal year. Upon the general pre-approval of the audit & supervisory board, no specific pre-approval for audit and permissible non-audit services is required so long as those services fall within the scope of the general pre-approval provided.

Applications to provide services that require specific pre-approval by the audit & supervisory board will be submitted to the audit & supervisory board.

The audit & supervisory board makes further determination as to whether or not to revise the general pre-approval for the applicable fiscal year. Such request may include adding to or subtracting from any audit or permissible non-audit services listed in the general pre-approval. The performance of audit and permissible non-audit services and the payment of fees are subject to the review by the audit & supervisory board once every fiscal year.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company does not have an audit committee. The Company is relying on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act, which provides an exemption from the NYSE’s listing standards relating to audit committees for foreign companies like the Company that have an audit & supervisory board. The Company’s reliance on Rule 10A-3(c) (3) does not, in its opinion, materially adversely affect the ability of its audit & supervisory board to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth Advantest’s purchases of its common stock during fiscal 2013:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
2013
April 1 – April 30	80	¥1,338	N/A	N/A
May 1 – May 31	46	1,576	N/A	N/A
June 1 – June 30	220	1,582	N/A	N/A
July 1 – July 31	156	1,622	N/A	N/A
August 1 – August 31	42	1,291	N/A	N/A
September 1 – September 30	132	1,242	N/A	N/A
October 1 – October 31	84	1,114	N/A	N/A
November 1 – November 30	116	1,269	N/A	N/A
December 1 – December 31	118	1,283	N/A	N/A

2014
January 1 – January 31	102	1,256	N/A	N/A
February 1 – February 28	292	1,142	N/A	N/A
March 1 – March 31	70	1,054	N/A	N/A

Total	1,458	¥1,321	N/A	N/A

1	All purchases are made through repurchase of shares constituting less than one unit, which is 100 shares of common stock, or through repurchase of shares pursuant to a resolution of Board of Directors. The purchase of shares that are a fraction of a unit are made in accordance with the provisions of the Company’s share handling regulations. The Company is required to comply with such requests pursuant to the Company Law. See “Additional Information—Memorandum and Articles of Association—The Unit Share System.”
2	The Company can repurchase its shares through stock exchanges where the Company’s shares are listed or pursuant to a takeover bid when there is a resolution of Board of Directors in accordance to Article 41 of the Articles of Incorporation.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices between the Company and U.S. Companies Listed on the New York Stock Exchange

Pursuant to home country practices exemptions granted by the New York Stock Exchange, or the NYSE, the Company is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The SEC approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies in November 2003, as further amended in November 2004. The Company is exempted from the approved changes, except for requirements that (a) the Company’s audit & supervisory board satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 as amended, or the Exchange Act, (b) the Company must disclose significant differences in the corporate governance practices followed by the Company as compared to those followed by domestic companies under the NYSE listing standards, (c) the Company’s CEO must notify the NYSE of any non-compliance with (a) and (b), and (d) the Company must submit annual and interim written affirmations to the NYSE. The Company’s corporate governance practices and those followed by domestic companies under the NYSE listing standards, or NYSE Corporate Governance, have the following significant differences:

1. Directors. The Company currently has three outside directors on its Board of Directors. Unlike NYSE Corporate Governance, the Company Law of Japan and related legislation (hereinafter in Item 16G., the “Company Law”), do not require Japanese companies with audit & supervisory board such as the Company to have any outside directors on its Board of Directors. While NYSE Corporate Governance requires that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, the Company currently has no non-management director on its Board of Directors. Unlike NYSE Corporate Governance, the Company Law does not require, and accordingly the Company does not have, an internal corporate organ or committee comprised of only outside directors.

2. Committees. The Company has not established committees responsible for director nomination, corporate governance and executive compensation as required by NYSE Corporate Governance, but it has adopted a system of audit & supervisory board members based on the Company Law and integrated such system into the Company’s corporate governance structure. In addition, in connection with such system of audit & supervisory board members, the Company has elected to establish a nomination and compensation committee, which is an optional committee under the Company Law.

Pursuant to the Company Law, the Company’s Board of Directors nominates and submits a proposal for appointment of directors for shareholder approval. The shareholders vote on such nomination at the Company’s general meeting of shareholders. The Company Law requires that the respective total amount of remuneration, among others, (remuneration, bonus, and other consideration for services related to employment) to be paid to all directors and all audit & supervisory board members must be determined by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. The distribution of remuneration among directors is broadly delegated to the Company’s Board of Directors and the distribution of remuneration among audit & supervisory board members is determined by the audit & supervisory board.

3. Audit Committee. The Company avails itself of paragraph (c)(3) of Rule 10A-3 of the Exchange Act, which provides a general exemption from the audit committee requirements to a foreign private issuer with an audit & supervisory board, subject to certain requirements which continue to be applicable under Rule 10A-3.

Consistent with the requirements of the Company Law, the Company elects its audit & supervisory board members through a resolution adopted at a general meeting of shareholders. The Company currently has four audit & supervisory board members, which exceeds the minimum number of audit & supervisory board members required pursuant to the Company Law.

Unlike NYSE Corporate Governance, the Company Law, among others, does not require audit & supervisory board members to establish an expertise in accounting nor are they required to present other special knowledge and experience. Under the Company Law, the audit & supervisory board may determine audit policy, methods to investigate the state of business operations and assets and other matters relating to the execution of duties by audit & supervisory board members, prepare audit & supervisory board members’ reports and give consent to proposals of the nomination of audit & supervisory board members and accounting auditors.

The Company currently has two audit & supervisory board members who satisfy the requirements of “outside audit & supervisory board member” under the Company Law. Unlike NYSE Corporate Governance, under the Company Law, at least one-half of the audit & supervisory board members of the Company must be “outside audit & supervisory board members,” which is a person who was not a director, an accounting counselor (if an accounting counselor is a corporation, an employee of such corporation who carries out its duties), executive officer, general manager, or any other employee of the Company or any of its subsidiaries at any time in the past. Audit & supervisory board members may not at the same time be directors, an accounting counselor (if an accounting counselor is a corporation, an employee who carries out its duties), executive officer, general manager, or any other employee of the Company or any of its subsidiaries.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advantest Corporation and subsidiaries at March 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Advantest Corporation’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated June 26, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 26, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited Advantest Corporation and subsidiaries’ internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Advantest Corporation and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Advantest Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2014 and our report dated June 26, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 26, 2014

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2013 and 2014

	Yen (Millions)
	2013	2014
Assets
Current assets:
Cash and cash equivalents	¥45,668	68,997
Trade receivables, net	26,953	20,404
Inventories	31,849	30,200
Other current assets	8,319	5,218

Total current assets	112,789	124,819

Investment securities	5,923	3,741
Property, plant and equipment, net	41,368	39,925
Intangible assets, net	15,833	3,545
Goodwill	41,670	46,846
Other assets	7,932	10,980

Total assets	¥225,515	229,856

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2013 and 2014

	Yen (Millions)
	2013	2014
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	¥10,380	12,353
Accrued expenses	7,910	6,775
Income taxes payable	1,436	1,089
Accrued warranty expenses	1,889	1,589
Customer prepayments	3,198	2,488
Other current liabilities	3,087	2,313

Total current liabilities	27,900	26,607

Corporate bonds	25,000	25,000
Convertible bonds	—	30,149
Accrued pension and severance costs	26,785	28,641
Other liabilities	4,589	3,207

Total liabilities	84,274	113,604

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	42,801	43,906
Retained earnings	170,626	130,740
Accumulated other comprehensive income (loss)	(6,929)	5,326
Treasury stock, 25,773,688 shares in 2013 and 25,368,828 shares in 2014, at cost	(97,620)	(96,083)

Total stockholders’ equity	141,241	116,252

Total liabilities and stockholders’ equity	¥225,515	229,856

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2012, 2013 and 2014

	Yen (Millions)
	2012	2013	2014
Net sales	¥141,048	132,903	111,878
Cost of sales	72,300	63,983	62,545

Gross profit	68,748	68,920	49,333

Research and development expenses	30,303	33,062	32,670
Selling, general and administrative expenses	37,608	35,778	39,964
Impairment charge	—	—	13,068

Operating income (loss)	837	80	(36,369)

Other income (expense):
Interest and dividend income	323	213	199
Interest expense	(153)	(132)	(140)
Gain on sale of investment securities	—	388	1,396
Impairment losses on investment securities	(2,254)	(400)	—
Other, net	(2,195)	(1,442)	(587)

Total other income (expense)	(4,279)	(1,373)	868

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(3,442)	(1,293)	(35,501)

Income taxes (benefit)	(1,240)	2,493	61
Equity in earnings (loss) of affiliated company	7	(35)	22

Net income (loss)	¥(2,195)	(3,821)	(35,540)

	Yen
	2012	2013	2014
Net income (loss) per share:
Basic	¥(12.67)	(22.03)	(204.10)
Diluted	(12.67)	(22.03)	(204.10)

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years ended March 31, 2012, 2013 and 2014

	Yen (Millions)
	2012	2013	2014
Comprehensive income (loss)
Net income (loss)	¥(2,195)	(3,821)	(35,540)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,422	17,250	12,555
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses)	602	174	(642)
Pension related adjustments	(6,328)	(1,779)	342

Total other comprehensive income (loss)	(4,304)	15,645	12,255

Total comprehensive income (loss)	¥(6,499)	11,824	(23,285)

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2012, 2013 and 2014

	Yen (Millions)
	2012	2013	2014
Common stock
Balance at beginning of year	¥32,363	32,363	32,363
Changes in the year	—	—	—

Balance at end of year	32,363	32,363	32,363

Capital surplus
Balance at beginning of year	40,628	42,280	42,801
Changes in the year
Stock option compensation expense	1,652	861	1,283
Exercise of stock options	—	(340)	(178)

Total changes in the year	1,652	521	1,105

Balance at end of year	42,280	42,801	43,906

Retained earnings
Balance at beginning of year	183,009	179,081	170,626
Changes in the year
Net income (loss)	(2,195)	(3,821)	(35,540)
Cash dividends	(1,733)	(3,468)	(3,480)
Sale of treasury stock	(0)	(1,166)	(866)

Total changes in the year	(3,928)	(8,455)	(39,886)

Balance at end of year	179,081	170,626	130,740

Accumulated other comprehensive income (loss)
Balance at beginning of year	(18,270)	(22,574)	(6,929)
Changes in the year
Other comprehensive income (loss), net of tax	(4,304)	15,645	12,255

Balance at end of year	(22,574)	(6,929)	5,326

Treasury stock
Balance at beginning of year	(99,598)	(99,598)	(97,620)
Changes in the year
Purchases of treasury stock	(1)	(1)	(2)
Sale of treasury stock	1	1,979	1,539

Total changes in the year	0	1,978	1,537

Balance at end of year	(99,598)	(97,620)	(96,083)

Total stockholders’ equity
Balance at beginning of year	138,132	131,552	141,241
Changes in the year
Net income (loss)	(2,195)	(3,821)	(35,540)
Other comprehensive income (loss), net of tax	(4,304)	15,645	12,255
Cash dividends	(1,733)	(3,468)	(3,480)
Stock option compensation expense	1,652	861	1,283
Exercise of stock options	—	(340)	(178)
Purchases of treasury stock	(1)	(1)	(2)
Sale of treasury stock	1	813	673

Total changes in the year	(6,580)	9,689	(24,989)

Balance at end of year	¥131,552	141,241	116,252

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2012, 2013 and 2014

	Yen (Millions)
	2012	2013	2014
Cash flows from operating activities:
Net income (loss)	¥(2,195)	(3,821)	(35,540)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,838	8,063	8,268
Deferred income taxes	(3,663)	693	(1,897)
Stock option compensation expense	583	861	1,283
Impairment losses on investment securities	2,254	400	—
Gain on sale of investment securities	—	(388)	(1,396)
Impairment charge	—	—	13,495
Changes in assets and liabilities, net of effect of acquisition:
Trade receivables	616	(1,004)	7,891
Inventories	4,613	(566)	2,806
Trade accounts payable	902	(6,475)	1,114
Accrued expenses	39	(4,529)	(1,376)
Income taxes payable	(659)	677	(424)
Accrued warranty expenses	164	(302)	(348)
Customer prepayments	(1,815)	611	(966)
Accrued pension and severance costs	975	841	998
Other	3,650	2,724	2,316

Net cash provided by (used in) operating activities	12,302	(2,215)	(3,776)

Cash flows from investing activities:
(Increase) decrease in short-term investments	14,387	—	—
Proceeds from sale of available-for-sales securities	10,717	287	2,354
Acquisition of subsidiary, net of cash acquired	(57,145)	—	(1,273)
Decrease of other investment in equity method investee	620	—	—
Proceeds from distribution of equity method investee	—	—	135
Proceeds from sale of property, plant and equipment	89	32	379
Purchases of property, plant and equipment	(5,931)	(11,386)	(5,511)
Purchases of intangible assets	(329)	(443)	(830)
Other	(78)	12	35

Net cash provided by (used in) investing activities	(37,670)	(11,498)	(4,711)

Cash flows from financing activities:
Increase (decrease) in short term debt	25,466	(25,000)	—
Proceeds from issuance of corporate bonds	—	25,000	—
Proceeds from issuance of convertible bonds	—	—	30,150
Redemption of senior convertible notes of acquired subsidiary	(13,835)	—	—
Dividends paid	(1,729)	(3,460)	(3,474)
Other	(15)	546	526

Net cash provided by (used in) financing activities	9,887	(2,914)	27,202

Net effect of exchange rate changes on cash and cash equivalents	(1,624)	4,077	4,614

Net change in cash and cash equivalents	(17,105)	(12,550)	23,329

Cash and cash equivalents at beginning of year	75,323	58,218	45,668

Cash and cash equivalents at end of year	¥58,218	45,668	68,997

Supplemental data:
Cash paid during the year for:
Income taxes	¥3,267	1,519	2,711
Interest	153	87	140

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

(g) Derivative Financial Instruments

All derivative instruments in the consolidated balance sheets are stated at fair value. The accounting for changes in the fair value (that are, gains or losses) of a derivative instrument depends on the objective for holding such instrument and whether it meets the criteria for designation as a cash flow hedge or a fair value hedge. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies.

If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

The depreciation period for major assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for tools, furniture and fixtures.

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

Intangible assets consist of customer relationships and other intangible assets. Advantest has estimated the weighted average amortization period for the customer relationships relating to services to be 7 years. The weighted average amortization period for all intangible assets is approximately 6 years.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(l) Convertible Bonds

Advantest is not required to bifurcate any of the embedded features contained in the ¥30,000 million zero coupon convertible bonds due 2019 (bonds with stock acquisition rights), which was issued in March 2014, for accounting purposes.

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

(o) Shipping and Handling Costs

Shipping and handling costs totaled ¥1,409 million, ¥1,564 million and ¥1,591 million for the years ended March 31, 2012, 2013 and 2014, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(p) Research and Development Expenses

Research and development costs are expensed as incurred.

(q) Advertising Costs

Advertising costs totaled ¥178 million, ¥497 million and ¥341 million for the years ended March 31, 2012, 2013 and 2014, respectively, and are expensed as incurred.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Advantest establishes reserves for uncertain tax positions when it is more likely than not, based on technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon settlement. Advantest recognizes interest and penalty accruals related to unrecognized tax benefits in income taxes in the consolidated statements of operations.

(t) Net Income (Loss) per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted net income per share reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities. All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Advantest’s stockholders.

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

Foreign exchange gains (losses) were (¥2,319) million, (¥1,427) million and (¥655) million for the years ended March 31, 2012, 2013 and 2014, respectively.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(x) New Accounting Standards

In July 2012, the FASB amended the accounting guidance to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. The guidance permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, the guidance eliminates the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In February 2013, the FASB finalized the accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. This new guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In May 2014, the FASB issued the accounting guidance for revenue from contracts with customers. This guidance supersedes virtually all existing revenue recognition requirements under U.S. GAAP and requires an entity to apply the five steps to recognize revenue from contracts with customers unless the contracts are in the scope of other U.S. GAAP requirements. Additionally, an entity should disclose quantitatively and qualitatively sufficient information including contract with customers, significant judgments, and assets recognized from the costs to obtain or fulfill a contract. The entity should apply the amendments in this guidance using one of the following two methods; retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of the initial application. The guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2017. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition.

(y) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation.

(2) Trade Receivables

Trade receivables at March 31, 2013 and 2014 were as follows:

	Yen (Millions)
	2013	2014
Notes	¥2,570	1,448
Accounts	24,437	19,084

	27,007	20,532
Less allowance for doubtful accounts	54	128

	¥26,953	20,404

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(3) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended March 31, 2012, 2013 and 2014 were as follows:

	Yen (Millions)
	2012	2013	2014
Balance at beginning of year	¥67	75	54
Provision for (reversal of) allowance	8	(13)	74
Amounts written off	—	(8)	0

Balance at end of year	¥75	54	128

(4) Inventories

Inventories at March 31, 2013 and 2014 were composed of the following:

	Yen (Millions)
	2013	2014
Finished goods	¥6,485	6,509
Work in process	11,378	11,467
Raw materials and supplies	13,986	12,224

	¥31,849	30,200

(5) Property, Plant and Equipment

Property, plant and equipment at March 31, 2013 and 2014 were composed of the following:

	Yen (Millions)
	2013	2014
Land	¥14,557	14,822
Buildings	26,213	31,304
Machinery and equipment	24,071	22,088
Tools, furniture and fixtures	16,191	15,444
Construction in progress	4,205	1,099

	85,237	84,757
Less accumulated depreciation	43,869	44,832

	¥41,368	39,925

Depreciation expense was ¥4,326 million, ¥5,778 million and ¥6,106 million for the years ended March 31, 2012, 2013 and 2014, respectively.

During the year ended March 31, 2014, as a result of lower than expected future cash flows and changes in the business environment including a larger-than-expected contraction in the semiconductor test equipment market, chiefly in the smartphone semiconductor test space, Advantest recognized impairment losses of ¥1,099 million and ¥497 million in its semiconductor and component test system segment and its mechatronics system segment, respectively. The total impairment loss of ¥1,596 million was included in cost of sales and impairment charge in the accompanying consolidated statements of operations.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Goodwill and Intangible Assets

The components of intangible assets excluding goodwill at March 31, 2013 and 2014 were as follows:

	Yen (Millions)
	2013		2014
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets subject to amortization:
Software	¥2,306	1,624	¥1,623	852
Customer relationships	2,549	573	1,184	482
Patented technologies	4,995	1,037	—	—
Developed technologies	7,524	1,652	—	—
Other	2,005	473	640	336

	19,379	5,359	3,447	1,670

Intangible assets not subject to amortization:
In-process technologies	1,589	—	1,544	—
Other	224	—	224	—

	1,813	—	1,768	—

Intangible assets:
Balance at end of year	¥21,192	5,359	¥5,215	1,670

Aggregate amortization expense for the years ended March 31, 2012, 2013 and 2014 was ¥2,512 million, ¥2,285 million and ¥2,162 million, respectively. Estimated amortization expense for the next five years ending March 31 is ¥655 million in 2015, ¥742 million in 2016, ¥625 million in 2017, ¥575 million in 2018, and ¥196 million in 2019, respectively.

During the year ended March 31, 2014, as a result of lower than expected future cash flows and changes in the business environment including a larger-than-expected contraction in the semiconductor test equipment market, chiefly in the smartphone semiconductor test space, Advantest recognized impairment losses of ¥11,671 million and ¥228 million in its semiconductor and component test system segment and its mechatronics system segment, respectively. The total impairment loss of ¥11,899 million was included in cost of sales and impairment charge in the accompanying consolidated statements of operations.

Changes in the carrying amount of goodwill for the years ended March 31, 2013 and 2014 were as follows:

	Yen (Millions)
	2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Total
Balance at beginning of year	¥21,911	—	14,585	36,496
Translation adjustments	3,069	—	2,105	5,174

Balance at end of year	24,980	—	16,690	41,670

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (Millions)
	2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Total
Balance at beginning of year	¥24,980	—	16,690	41,670
Acquisition of subsidiary	—	—	1,252	1,252
Translation adjustments	2,295	—	1,629	3,924

Balance at end of year	27,275	—	19,571	46,846

Advantest performed its annual impairment test for goodwill at the reporting unit level and identified no impairments at March 31, 2012, 2013 and 2014.

(7) Investment Securities

Marketable equity securities are classified as available-for-sale securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2013 and 2014 were as follows:

	Yen (Millions)
	2013
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥3,079	2,377	1	5,455

	Yen (Millions)
	2014
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥2,055	1,244	27	3,272

Equity securities consist primarily of stocks issued by Japanese listed companies.

Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sales securities for the year ended March 31, 2012 were ¥10,717 million and ¥19 million. Gross realized losses on the sale of available-for-sale securities for the year ended March 31, 2012 were insignificant. Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sale securities for the year ended March 31, 2013 were ¥425 million and ¥388 million. No losses were realized on the sale of available-for-sale securities for the year ended March 31, 2013. Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sale securities for the year ended March 31, 2014 were ¥2,482 million and ¥1,396 million. No losses were realized on the sale of available-for-sale securities for the year ended March 31, 2014.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the years ended March 31, 2012 and 2013, Advantest recognized impairment losses of ¥1,259 million and ¥388 million, respectively, on available-for-sale securities, which were considered other-than-temporarily impaired and wrote them down to the fair value. There were no impairment losses on available-for-sale securities, which were not considered other-than-temporarily impaired for the year ended March 31, 2014.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2013 and 2014, were as follows:

	Yen (Millions)
	2013
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥—	—	5	1

	Yen (Millions)
	2014
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥289	27	—	—

Advantest maintains non-marketable equity securities, which are recorded at cost. The carrying amounts of non-marketable equity securities were ¥468 million and ¥469 million at March 31, 2013 and 2014, respectively. Advantest had not estimated the fair value of other non-marketable equity securities aggregating ¥460 million and ¥469 million at March 31, 2013 and 2014, respectively, since it was not practicable to estimate the fair value of the investments due to the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that had impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, was other than temporary. For the years ended March 31, 2012 and 2013, non-marketable equity securities with a purchase cost of ¥1,395 million and ¥20 million were written down to their estimated fair values of ¥400 million and ¥8 million, resulting in other-than-temporary impairment charges of ¥995 million and ¥12 million, respectively, which were included in impairment losses on investment securities in the accompanying consolidated statements of operations. No impairment indicators were recognized and, accordingly, no impairment losses were recorded on non-marketable equity securities for the year ended March 31, 2014.

(8) Derivative Financial Instruments

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

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro during the year ended March 31, 2013 and 2014. The notional amounts of outstanding forward contracts for foreign currency sales were ¥147 million at March 31, 2013. However, there were no outstanding forward contracts for foreign currency purchases and sales as of March 31, 2014.

Fair Value of Derivative Contracts

Fair values of derivatives not designated as hedging instruments at March 31, 2013 and 2014 were as follows:

Derivatives not designated as hedging instruments

	Yen (Millions)
	March 31, 2013		March 31, 2014
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥16	Other current assets	—

Liabilities
Foreign exchange contracts	Other current liabilities	¥0	Other current liabilities	—

Effect of derivative instruments on the consolidated statements of operations

Derivatives not designated as hedging instruments

The effects of derivatives not designated as hedging instruments on the consolidated statements of operations for the years ended March 31, 2012, 2013 and 2014 were as follows:

	Location of gain (loss) recognized in income on derivatives	Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
		2012	2013	2014
Foreign exchange contracts	Other income (expense)	¥630	(96)	96

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(9) Fair Value Measurement

Disclosure about the fair value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2013 and 2014. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	2013		2014
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥5,455	5,455	¥3,272	3,272
Foreign exchange contracts	16	16	—	—

Financial liabilities:
Foreign exchange contracts	0	0	—	—
Corporate bonds	25,000	25,026	25,000	24,975
Convertible bonds	—	—	30,149	31,518

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

Corporate bonds and convertible bonds: The fair values of corporate bonds and convertible bonds are estimated using quoted market prices, and are classified as Level 2.

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

Assets / Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2013 and 2014, carrying amount of assets and liabilities that were measured at fair value on a recurring basis by level was as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2013
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Available-for-sale equity securities	¥5,455	5,455	—	—
Foreign exchange contracts	16	—	16	—

Total assets measured at fair value	5,471	5,455	16	—

Liabilities
Foreign exchange contracts	0	—	0	—

Total liabilities measured at fair value	¥0	—	0	—

		Yen (Millions)
		Fair Value Measurements at March 31, 2014
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale equity securities	¥3,272	3,272	—	—

Total assets measured at fair value	3,272	3,272	—	—

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis

As of March 31, 2013 and 2014, carrying amounts of assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the years ended March 31, 2013 and 2014, were as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2013			Total gains (losses) for the year ended March 31, 2013
	Total	Quoted Prices in Active Markets (Level1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Non-marketable equity securities	¥8	—	—	8	(12)
Assets held for sale	1,337	—	—	1,337	(134)

Total assets measured at fair value	1,345	—	—	1,345

Total gains (losses) for assets held as of March 31, 2013					(146)

		Yen (Millions)
		Fair Value Measurements at March 31, 2014			Total gains (losses) for the year ended March 31, 2014
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Property, plant and equipment	¥—	—	—	—	(1,596)
Intangible assets	—	—	—	—	(11,899)

Total assets measured at fair value	—	—	—	—

Total gains (losses) for assets held as of March 31, 2014					(13,495)

As of March 31, 2013, Advantest reclassified certain land measured at fair value on a nonrecurring basis of ¥1,337 million as asset held for sale. As of March 31, 2013, Advantest reclassified certain land of ¥1,144 million as asset held for sale. The assets held for sale were included in other current assets on the consolidated balance sheets. As a result of lower than expected future cash flows and changes in the business environment impact on profits, for the year ended March 31, 2014, Advantest recognized impairment losses of ¥13,495 million on property, plant and equipment and intangible assets. The impairment loss was included in cost of sales and impairment charge in the accompanying consolidated statements of operations.

Advantest recognized impairment losses of non-marketable equity securities when their fair values were below the carrying amounts and the decline in fair values was considered to be other than temporary. The non-marketable equity securities are valued using the market and income approaches. The fair value of non-marketable equity securities is based on quoted prices in markets that are not active at the reporting date, or present value of expected future cash flows for those investments. The fair value was determined based on a third-party appraisal using similar assets and sales. The property, plant and equipment and the intangible assets are valued using the income approaches based on present value of expected future cash flows. The fair value is classified as Level 3 because significant unobservable inputs were involved in the fair value measurements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Leases—Lessor

Advantest provides leases that enable its customers to use its semiconductor test systems. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation under operating leases as of March 31, 2013 and 2014 were as follows:

	Yen (Millions)
	2013	2014
Machinery and equipment	¥9,419	8,354
Less accumulated depreciation	5,840	6,661

	¥3,579	1,693

Depreciation of machinery and equipment held under operating leases is included with depreciation expense. These assets are included in property, plant and equipment.

Future minimum lease income under noncancelable operating leases as of March 31, 2014 is as follows:

Year ending March 31	Yen (Millions)
2015	¥664
2016	154
2017	—
2018	—
2019	—
Thereafter	—

Total minimum lease income	¥818

(11) Leases—Lessee

Advantest has several noncancelable operating leases, primarily for office space and office equipment. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2012, 2013 and 2014 was ¥1,565 million, ¥1,800 million and ¥2,039 million, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2014 are as follows:

Year ending March 31	Yen (Millions)
2015	¥834
2016	721
2017	365
2018	332
2019	272
Thereafter	844

3,368
Less sublease income to be received in the future under noncancelable subleases	585

Net minimum lease payments	¥2,783

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(12) Corporate Bonds and Convertible Bonds

The carrying values of corporate bonds and convertible bonds at March 31, 2013 and 2014 were as follows:

	Yen (Millions)
	2013	2014
Unsecured 0.416% bonds, due May 25, 2015	¥10,000	10,000
Unsecured 0.606% bonds, due May 25, 2017	¥15,000	15,000

Corporate bonds	¥25,000	25,000

Unsecured zero coupon convertible bonds, due March 14, 2019	¥—	30,000
Add unamortized premium	¥—	149

Convertible bonds	¥—	30,149

As of March 31, 2013, the Company had no convertible bonds. In March 2014, the Company issued ¥30,000 million zero coupon convertible bonds due 2019 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from April 1, 2014 to February 28, 2019. The initial conversion price is ¥1,655 per common share. Aside from the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption is triggered upon the occurrence of certain corporate events including a merger, corporate split, delisting and squeeze-out event. The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and the Company’s common stock price. The reduced conversion price ranges from ¥1,123 to ¥1,655 per common share. The conversion price is also adjusted for dividends in excess of 15 yen per common share per fiscal year. The bondholders may require the Company to redeem the Zero Coupon Convertible Bonds, on or after a reduction in the conversion price is triggered, at 100.0% of its principal amount, together with a redemption premium which begins at 3.0% of the principal amount and ends at zero, amortized on a straight-line basis over the term of the Zero Coupon Convertible Bonds. In addition, the Company has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100.0% of the principal amount, if less than 10.0% of the original issuance is outstanding.

The combined aggregate amounts of maturities for corporate bonds and convertible bonds as of March 31, 2014, by year payable, were as follows:

Year ending March 31	Yen (Millions)
2015	¥—
2016	10,000
2017	—
2018	15,000
2019	30,000
Thereafter	—

Total	¥55,000

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(13) Income Taxes

The components of income (loss) before income taxes and equity in earnings (loss) of affiliated company and provision (benefit) for income taxes as shown in the consolidated statements of operations were as follows:

	Yen (Millions)
	2012	2013	2014
Income (loss) before income taxes and equity in earnings (loss) of affiliated company:
The Company and domestic subsidiaries	¥(2,775)	(16,721)	(29,581)
Foreign subsidiaries	(667)	15,428	(5,920)

	¥(3,442)	(1,293)	(35,501)

	Yen (Millions)
	2012	2013	2014
Provision (benefit) for income taxes:
Current:
The Company and domestic subsidiaries	¥555	411	248
Foreign subsidiaries	1,841	1,243	2,027
Deferred:
The Company and domestic subsidiaries	(1,513)	(272)	545
Foreign subsidiaries	(2,123)	1,111	(2,759)

	¥(1,240)	2,493	61

The Company and its domestic subsidiaries are subject to a number of income taxes, which in the aggregate resulted in statutory income tax rates of 40.4%, 37.8% and 37.7% for the years ended March 31, 2012, 2013 and 2014, respectively.

Following the promulgation on March 31, 2014 of “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 10 of 2014), the Company is no longer subject to Special Reconstruction Corporation Tax for the consolidated fiscal year starting from April 1, 2014. Following enactment of the act, the effective statutory tax rate used to measure deferred tax assets and liabilities was changed from 37.8% to 35.4% for temporary differences expected to be eliminated in the fiscal year beginning on April 1, 2014. The amendment did not have a significant impact on its consolidated results of operations and financial condition.

Prior to the acquisition, Verigy was a Singapore corporation and had negotiated tax incentives with the Singapore Economic Development Board (“EDB”), an agency of the Government of Singapore, which had been approved by Singapore’s Ministry of Finance and Ministry of Trade and Industry. Subsequent to the acquisition, our reorganization of subsidiaries in Singapore was developed, and such tax incentives were terminated on March 31, 2012. New tax incentives were granted by the EDB effective April 1, 2012. Under the new incentive, a majority of the income earned in Singapore during the incentive periods is subject to reduced rates of Singapore income tax. The incentive expired on March 31, 2014. The Singapore corporate income tax rates that would

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

apply, absent of the incentive, is 17% for the fiscal years ended March 31, 2013 and 2014. Due to the low level of taxable income attributable to Singapore, the impact on income taxes was immaterial for the fiscal years ended March 31, 2013 and 2014.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes was as follows:

	2012	2013	2014
Statutory rates for expense (benefit)	(40.4)%	(37.8)%	(37.7)%
Effects on income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan	12.3	(319.8)	8.6
Tax credits	(60.9)	(176.5)	15.8
Expenses not deductible for tax purposes	4.3	11.3	0.5
Expiration of stock options	9.5	16.6	0.1
Undistributed earnings of foreign subsidiaries	(20.0)	(6.0)	0.2
Change in valuation allowance	(92.1)	704.3	10.5
Effect of enacted changes in tax laws and rates on Japanese tax	149.9	—	3.7
Other, net	1.4	0.7	(1.5)

	(36.0)%	192.8%	0.2%

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2013 and 2014 were presented below.

	Yen (Millions)
	2013	2014
Deferred tax assets:
Inventories	¥3,327	3,708
Accrued warranty expenses	614	474
Accrued pension and severance costs	9,212	9,455
Accrued expenses	1,358	1,001
Research and development expenses capitalized for tax purposes	2,470	2,381
Operating loss carryforwards	38,912	49,097
Property, plant and equipment	3,340	3,614
Tax credits	8,122	2,368
Other	2,059	1,924

Total gross deferred tax assets	69,414	74,022
Less valuation allowance	(59,072)	(62,834)

Net deferred tax assets	10,342	11,188

Deferred tax liabilities:
Intangible assets	(2,558)	(567)
Net unrealized gains on marketable securities	(805)	(316)
Undistributed earnings of foreign subsidiaries	(689)	(769)
Other	(43)	(157)

Total gross deferred tax liabilities	(4,095)	(1,809)

Net deferred tax assets (liabilities)	¥6,247	9,379

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Management of Advantest intends to reinvest undistributed earnings of the Company’s certain foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liabilities has been recognized on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future, aggregating ¥9,697 million and ¥13,049 million at March 31, 2013 and 2014, respectively. Deferred tax liabilities will be recognized when Advantest expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The related deferred tax liability would have been ¥1,426 million and ¥1,922 million at March 31, 2013 and 2014, respectively.

Included in other current assets and other assets were deferred tax assets of ¥7,639 million and ¥10,247 million at March 31, 2013 and 2014, respectively.

Included in other current liabilities and other liabilities were deferred tax liabilities of ¥1,392 million and ¥868 million at March 31, 2013 and 2014, respectively.

At March 31, 2014, Advantest had total net operating loss carry forwards for income tax purposes of ¥145,173 million which are available to reduce future taxable income. Net operating loss carry forwards of ¥124,252 million attributable to the Company and domestic subsidiaries in Japan will expire during the years ending March 31, 2015 through 2023. Other net operating loss carry forwards of ¥17,912 million have no expiration dates and the remaining other net operating loss carry forwards of ¥3,009 million will expire predominately during the years ending March 31, 2032. Net operating loss carryforwards utilized during the years ended March 31, 2012, 2013 and 2014 were ¥25 million, ¥14,728 million and ¥2,712 million, respectively.

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

The changes in valuation allowance for the years ended March 31 were as follows:

	Yen (Millions)
	2012	2013	2014
Balance at beginning of year	¥52,082	50,188	59,072
Additions	—	8,884	3,762
Reductions	1,894	—	—

Balance at end of year	¥50,188	59,072	62,834

For the year ended March 31, 2012, the valuation allowance decreased due to reductions in deferred tax assets associated with change of tax rate in Japan. For the year ended March 31, 2013 and 2014, valuation allowance increased primarily due to an increase in net operating loss carryforwards.

The management believes the amount of the deferred tax assets, net of valuation allowance were considered realizable.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

However, the amount of the deferred tax assets considered realizable could be changed in the future if estimates of future taxable income are revised. This could result in the significant impact on the Company’s consolidated financial position and results of operations.

Unrecognized tax benefits for the years ended March 31, 2012, 2013 and 2014 were as follows:

	Yen (Millions)
	2012	2013	2014
Balance at beginning of year	¥—	1,484	1,418
Acquisition of verigy	1,671	—	—
Increase for tax positions of previous years	148	84	84
Increase for tax positions of current year	57	0	0
Settlements	(47)	(58)	0
Lapse of the applicable statute of limitations	(341)	(248)	(274)
Translation adjustments	(4)	156	124

Balance at end of year	1,484	1,418	1,352

Although Advantest believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audits, settlements and any related litigation could affect the effective tax rate in the future periods. The total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥1,352 million at March 31, 2014. As of March 31, 2014, Advantest does not expect changes in its tax positions that would significantly increase or decrease unrecognized tax benefits within next 12 months. Both interest and penalties accrued are included in other liabilities in the accompanying consolidated balance sheets, and both interest and penalties are included in the income tax provision in the accompanying consolidated statements of operations are immaterial.

Advantest files income tax returns in Japan and various foreign tax jurisdictions. As of March 31, 2014, Advantest open tax years are from 2007 in Japan, 2012 in Taiwan, and 2009 in the United States.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss), net of tax, for the years ended March 31, 2012, 2013 and 2014 were as follows:

	Yen (Millions)
	Foreign currency translation adjustments	Net unrealized gains (losses) on investment securities	Pension related adjustment	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2011	¥(14,738)	773	(4,305)	—	(18,270)

Change during the year	864	(216)	(6,565)	(55)	(5,972)
Reclassification adjustments	558	818	237	55	1,668

	1,422	602	(6,328)	—	(4,304)

Balance at March 31, 2012	¥(13,316)	1,375	(10,633)	—	(22,574)

Change during the year	17,250	165	(2,251)	—	15,164
Reclassification adjustments	—	9	472	—	481

	17,250	174	(1,779)	—	15,645

Balance at March 31, 2013	¥3,934	1,549	(12,412)	—	(6,929)

Change during the year	12,555	260	(603)	—	12,212
Reclassification adjustments	—	(902)	945	—	43

	12,555	(642)	342	—	12,255

Balance at March 31, 2014	¥16,489	907	(12,070)	—	5,326

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2012, 2013 and 2014 were as follows:

	Yen (Millions)
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Year ended March 31, 2012:
Foreign currency translation adjustments	¥1,422	—	1,422
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	(509)	293	(216)
Less reclassification adjustments for net gains (losses) realized in earnings	1,267	(449)	818

Net unrealized gains (losses)	758	(156)	602
Pension related adjustment	(7,191)	863	(6,328)

Other comprehensive income (loss)	¥(5,011)	707	(4,304)

Year ended March 31, 2013:
Foreign currency translation adjustments	¥17,250	—	17,250
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	321	(156)	165
Less reclassification adjustments for net gains (losses) realized in earnings	(1)	10	9

Net unrealized gains (losses)	320	(146)	174
Pension related adjustment	(1,908)	129	(1,779)

Other comprehensive income (loss)	¥15,662	(17)	15,645

Year ended March 31, 2014:
Foreign currency translation adjustments	¥12,555	—	12,555
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	361	(101)	260
Less reclassification adjustments for net gains (losses) realized in earnings	(1,396)	494	(902)

Net unrealized gains (losses)	(1,035)	393	(642)
Pension related adjustment	165	177	342

Other comprehensive income (loss)	¥11,685	570	12,255

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reclassifications out of accumulated other comprehensive income (loss) for the year ended March 31, 2014 was as follow:

	Yen (Millions)
	Year ended March 31, 2014
	Amount reclassified from accumulated other comprehensive income (loss) *(1)	Affected line items in consolidated statements of income
Unrealized gains and losses on investment securities	¥ (1,396)	Other income (expense): Other, net
	494	Income taxes

	(902)	Net income (loss)

Pension liability adjustments
Amortization of actuarial loss	1,264	(2)
Amortization of prior service	(168)	(2)
cost	(151)	Income taxes

	945	Net income

Total amount reclassified, net of tax	¥ 43

(1)	Amounts in parentheses indicate a gain in the consolidated statements of operations.
(2)	The accumulated other comprehensive income components are included in the computation of net periodic pension cost (see note 16 for additional details).

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

In connection with the acquisition of Verigy, the Company assumed the stock options previously granted to Verigy directors and employees. Therefore, replacement options were granted for all 89 types of stock options arrangements previously granted to the directors and employees of Verigy and its subsidiaries under a stock option plan approved by the Board of Directors of Advantest. The terms and conditions of the granted options are substantially the same as those for the Verigy stock options. The number of granted shares totaled 2,387,046. Options were granted with exercise prices from ¥807 to ¥3,577 per share. All options are exercisable from July 20, 2011. The options have expiration dates from July 29, 2011 to January 31, 2018.

The exercise price of the stock options is subject to adjustment, if there is a stock split or consolidation of shares, or if new shares are issued or treasury stocks are sold at a price that is less than the market price.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Stock option activity during the years ended March 31, 2012, 2013 and 2014 was as follows:

	2012		2013		2014
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,948,000	¥3,392	4,888,206	¥1,616	5,704,699	¥1,418
Granted	4,033,046	1,399	2,521,000	1,207	2,763,000	1,669
Exercised	—	—	(522,297)	880	(406,318)	1,237
Expired	(595,840)	5,302	(592,354)	2,590	(669,605)	2,056
Forfeited	(497,000)	2,396	(589,856)	1,461	(297,437)	2,090

Outstanding at end of year	4,888,206	1,616	5,704,699	1,418	7,094,339	1,523

Exercisable at end of year	3,585,206	¥1,648	3,222,699	¥1,580	4,442,339	¥1,437

Stock based compensation expense recognized was ¥583 million, ¥861 million and ¥1,283 million, which was included in selling, general and administrative expenses for the years ended March 31, 2012, 2013 and 2014, respectively. The recognized tax benefits were ¥153 million, ¥235 million and ¥324 million for the years ended March 31, 2012, 2013 and 2014, respectively. In addition, the stock options, granted during the fiscal years ended March 31, 2007 and 2008 subsequent to a change in Japanese tax law effective April 1, 2006, expired unused during the fiscal year ended March 31, 2013 and 2014, and the related deferred tax assets of ¥214 million and ¥19 million were reversed, respectively. As of March 31, 2012, 2013 and 2014, a valuation allowance was recorded against substantially all related deferred tax assets.

The weighted average fair value per share for stock options that were granted during the years ended March 31, 2012, 2013 and 2014 were ¥448, ¥347 and ¥460, respectively. These figures were calculated based on the Black Scholes option pricing model by using the following weighted average estimates:

	2012	2013	2014
Expected dividend yield	0.4%	1.1%	1.1%
Risk free interest rate	0.5%	0.1%	0.2%
Volatility	49.3%	50.7%	44.7%
Expected life	3.1 years	3.9 years	2.8 years

No stock options were exercised during the year ended March 31, 2012. Cash proceeds from options exercised for the years ended March 31, 2013 and 2014 was ¥472 million and ¥494 million, respectively. The total fair value of shares vested during the years ended March 31, 2012, 2013 and 2014 was ¥1,244 million, ¥583 million and ¥ 861 million, respectively. No intrinsic value of options exercised was recognized for the years ended March 31, 2012. The total intrinsic values of options exercised for the year ended March 31, 2013 and 2014 was ¥131 million and ¥151, respectively.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2014, all of the outstanding stock options were as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
¥897 - ¥1,668	3,767,889	1,327	2.6 years	3,767,889	1,327	2.6 years
¥1,669 - ¥3,529	3,326,450	1,746	3.5 years	674,450	2,051	1.4 years

	7,094,339	1,523	3.0 years	4,442,339	1,437	2.4 years

The aggregate intrinsic value for the options outstanding and exercisable at March 31, 2014 was ¥4 million.

(16) Accrued Pension and Severance Costs

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

Information about the retirement and severance plans of Advantest for the years ended March 31 was as follows:

	Yen (Millions)
	2012		2013		2014
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Components of net periodic benefit cost:
Service cost	¥1,355	227	1,487	345	1,735	377
Interest cost	748	242	689	348	565	448
Expected return on plan assets	(405)	(237)	(299)	(267)	(464)	(331)
Amortization of unrecognized:
Net actuarial (gain) or loss	511	—	790	241	919	345
Prior service (benefit) cost	(172)	—	(168)	—	(168)	—
Other	(18)	—	—	—	—	—

Net periodic benefit cost	¥2,019	232	2,499	667	2,587	839

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the plans’ benefit obligation, fair value of plan assets, funded status at March 31, 2013 and 2014.

	Yen (Millions)
	2013		2014
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Change in benefit obligation:
Balance at beginning of year	¥38,433	10,214	43,589	11,932
Service cost	1,487	345	1,735	377
Interest cost	689	348	565	448
Actuarial (gain) or loss	3,645	420	1,451	724
Plan amendment	—	34	—	—
Plan participants’ contributions	—	16	—	126
Benefits paid	(665)	(548)	(708)	(90)
Translation adjustments	—	1,103	—	2,102

Balance at end of year	43,589	11,932	46,632	15,619

Change in plan assets:
Balance at beginning of year	19,995	4,636	23,207	5,436
Employer contributions	1,759	26	1,868	40
Plan participants’ contributions	—	131	—	126
Actual return or (loss) on plan assets	2,010	297	2,244	271
Benefits paid	(557)	(158)	(534)	(90)
Translation adjustments	—	504	—	954

Balance at end of year	23,207	5,436	26,785	6,737

Funded status	¥(20,382)	(6,496)	(19,847)	(8,882)

Amounts recognized in the consolidated balance sheets at March 31, 2013 and 2014 were as follows:

	Yen (Millions)
	2013		2014
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Accrued expenses	¥(196)	(107)	(157)	(57)
Accrued pension and severance costs	(20,186)	(6,389)	(19,690)	(8,825)

	(20,382)	(6,496)	(19,847)	(8,882)

Pension related adjustments (before tax) recognized in accumulated other comprehensive income (loss) at March 31, 2013 and 2014 were as follows:

	Yen (Millions)
	2013		2014
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Actuarial loss	¥(11,517)	(3,522)	(10,270)	(4,436)
Prior service benefit	1,173	—	1,005	—

	(10,344)	(3,522)	(9,265)	(4,436)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in pension related adjustments (before tax) recognized in other comprehensive income (loss) for the year ended March 31, 2013 and 2014 were summarized as follows:

	Yen (Millions)
	2013		2014
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Current year actuarial gain (loss)	¥(1,935)	(403)	328	(797)
Amortization of actuarial gain	790	241	919	345
Current year prior service benefit	—	—	—	—
Amortization of prior service benefit and other	(168)	—	(168)	—
Translation adjustments	—	(433)	—	(462)

	(1,313)	(595)	1,079	(914)

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follow:

	Yen (Millions)
	Japanese Plans	Non-Japanese plans
Actuarial loss	¥898	392
Prior service benefit	(168)	—

	730	392

Pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2013 and 2014 were summarized as follows:

	Yen (Millions)
	2013		2014
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Projected benefit obligation	¥43,589	11,932	46,632	15,619
Accumulated benefit obligation	42,573	10,076	45,693	13,454
Fair value of plan assets	23,207	5,436	26,785	6,737

Other information about the retirement and severance plans of Advantest was as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

Weighted-average assumptions used to determine benefit obligations as of March 31:

	2013		2014
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Discount rate	1.3%	3.5%	1.3%	3.4%
Rate of compensation increase	3.0%	2.6%	2.6%	2.8%

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2012		2013		2014
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Discount rate	2.2%	4.8%	1.8%	3.7%	1.3%	3.5%
Expected return on plan assets	2.0%	6.6%	1.5%	5.7%	2.0%	5.9%
Rate of compensation increase	3.0%	2.8%	3.0%	2.8%	3.0%	2.6%

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

Japanese benefit plans’ weighted-average asset allocation at March 31, 2013 and 2014 by asset category were as follows:

	2013	2014	Target
Equity securities	34.5%	37.9%	30.0%
Debt securities	30.1	26.2	35.0
Cash	9.5	5.2	2.0
Life insurance company general accounts	13.0	10.8	13.0
Other	12.9	19.9	20.0

	100.0%	100.0%	100.0%

Non-Japanese benefit plans’ weighted-average asset allocation at March 31, 2013 and 2014 by asset category were as follows:

	2013	2014	Target
Equity securities	42.8%	43.1%	43.5%
Debt securities	35.1	25.0	25.3
Cash	18.2	28.9	28.2
Other	3.9	3.0	3.0

	100.0%	100.0%	100.0%

The three levels of inputs that may be used to measure fair value of plan assets are as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Level 2:	Observable inputs other than quoted prices included within Level 1 for the assets, either directly or indirectly.

Level 3:	Unobservable inputs for the assets.

Japanese benefit plans’ asset allocation at March 31, 2013 and 2014 by asset level were as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2013
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	2,202	2,202	—	—
Equity securities:
Japanese companies	1,379	1,379	—	—
Pooled funds (a)	6,633	—	6,633	—
Debt securities:
Pooled funds (b)	6,975	—	6,975	—
Hedge funds (c)	2,993	—	1,980	1,013
Life insurance company general accounts	3,025	—	3,025	—

Total	23,207	3,581	18,613	1,013

(a)	These funds invested in listed equity securities consisting of approximately 60% Japanese listed companies and 40% foreign listed companies.
(b)	These funds invested in approximately 80% Japanese government bonds, 15% Japanese corporate bonds, and 5% Japanese municipal bonds.
(c)	These hedge funds invested in stock price index futures / options, bond futures / options, bonds and private equity funds and others.

		Yen (Millions)
		Fair Value Measurements at March 31, 2014
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	1,400	1,400	—	—
Equity securities:
Japanese companies	937	937	—	—
Pooled funds (d)	9,211	—	9,211	—
Debt securities:
Pooled funds (e)	7,025	—	7,025	—
Hedge funds (f)	5,316	—	3,139	2,177
Life insurance company general accounts	2,896	—	2,896	—

Total	26,785	2,337	22,271	2,177

(d)	These funds invested in listed equity securities consisting of approximately 55% Japanese listed companies and 45% foreign listed companies.
(e)	These funds invested in approximately 80% Japanese government bonds, 15% Japanese corporate bonds, and 5% Japanese municipal bonds.
(f)	These hedge funds invested in stock price index futures / options, bond futures / options, bonds and private equity funds and others.

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

Level 3 assets are comprised of hedge funds, which are valued at their net asset values that are calculated by the sponsors of the funds.

Changes in the Level 3 plan assets for the years ended March 31, 2013 and 2014 were as follows:

	Yen (Millions)
	2013	2014
	Hedge funds	Hedge funds
Balance at beginning of year	¥1,137	1,013
Net realized / unrealized gain (loss)	23	186
Purchases, issuances and settlements	(147)	978
Transfer in and / or out of Level 3	—	—

Balance at end of year	¥1,013	2,177

Non-Japanese benefit plan asset allocation at March 31, 2013 and 2014 by asset level were as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2013
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents (a)	992	992	—	—
Equity securities:
Pooled funds (b)	2,326	—	2,326	—
Debt securities:
Pooled funds (c)	1,910	—	1,910	—
Commodities	208	—	208	—

Total	5,436	992	4,444	—

(a)	Cash equivalents were primarily in short-term investment funds, which consisted of short-term money market instruments that were valued using quoted prices for similar assets and liabilities in active markets.
(b)	These funds invested in listed equity securities consisting of foreign equities.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c)	These funds invested in international bonds.

		Yen (Millions)
		Fair Value Measurements at March 31, 2014
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents (d)	1,949	1,949	—	—
Equity securities:
Pooled funds (e)	2,901	—	2,901	—
Debt securities:
Pooled funds (f)	1,687	—	1,687	—
Commodities	200	—	200	—

Total	6,737	1,949	4,788	—

(d)	Cash equivalents were primarily in short-term investment funds, which consisted of short-term money market instruments that were valued using quoted prices for similar assets and liabilities in active markets.
(e)	These funds invested in listed equity securities consisting of foreign equities.
(f)	These funds invested in international bonds.

Cash flows:

Advantest expects to contribute ¥1,422 million and ¥48 million to its Japanese defined benefit plans and Non-Japanese benefit plans during the year ending March 31, 2015.

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are estimated as follows:

Year ending March 31	Yen (Millions)
	Japanese plans	Non-Japanese plans
2015	¥788	138
2016	915	118
2017	1,011	250
2018	1,153	173
2019	1,335	215
2020 through 2024	9,045	2,934

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(17) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2012, 2013 and 2014 were as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2011	199,566,770	26,294,819

Purchase of shares	—	899
Sale of shares	—	(328)

Number of shares as of March 31, 2012	199,566,770	26,295,390

Purchase of shares	—	671
Exercise of stock options	—	(522,297)
Sale of shares	—	(76)

Number of shares as of March 31, 2013	199,566,770	25,773,688

Purchase of shares	—	1,458
Exercise of stock options	—	(406,318)
Sale of shares	—	—

Number of shares as of March 31, 2014	199,566,770	25,368,828

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

Cash dividends for the years ended March 31, 2012, 2013 and 2014 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for a dividend of ¥5 per share, aggregating ¥871 million for the second-half of the year ended March 31, 2014, subsequently proposed by the Board of Directors.

The amount available for future payment of dividends was determined under the Companies Act of Japan and amounted to ¥29,349 million at March 31, 2014.

(18) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period. Changes in accrued warranty expenses for the years ended March 31, 2012, 2013 and 2014 were summarized as follows:

	Yen (Millions)
	2012	2013	2014
Balance at beginning of year	¥1,754	2,129	1,889
Acquisition of Verigy	209	—	—
Addition	3,432	3,172	2,319
Reduction	(3,269)	(3,474)	(2,667)
Translation adjustments	3	62	48

Balance at end of year	¥2,129	1,889	1,589

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reportable operating segment information during the years ended March 31, 2012, 2013 and 2014 was as follows:

	Yen (Millions)
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
As of and for the year ended March 31, 2012:
Net sales to unaffiliated customers	¥101,831	20,410	18,807	—	141,048
Inter-segment sales	3,777	206	—	(3,983)	—

Net sales	105,608	20,616	18,807	(3,983)	141,048
Depreciation and amortization	2,658	627	3,070	483	6,838
Operating income (loss) before stock option compensation expenses	9,845	(1,324)	1,614	(8,715)	1,420
Adjustment:
Stock based compensation expense					583

Operating income					837

Expenditures for additions to long- lived assets	2,398	750	3,492	344	6,984
Total assets	93,603	12,789	30,713	82,121	219,226
As of and for the year ended March 31, 2013:
Net sales to unaffiliated customers	¥99,719	13,107	20,077	—	132,903
Inter-segment sales	1,400	546	—	(1,946)	—

Net sales	101,119	13,653	20,077	(1,946)	132,903
Depreciation and amortization	3,423	486	3,690	464	8,063
Operating income (loss) before stock option compensation expenses	10,956	(4,614)	775	(6,176)	941
Adjustment:
Stock based compensation expense					861

Operating income					80

Expenditures for additions to long- lived assets	3,530	4,565	4,356	141	12,592
Total assets	99,168	18,242	36,065	72,040	225,515
As of and for the year ended March 31, 2014:
Net sales to unaffiliated customers	¥72,760	14,967	24,151	—	111,878
Inter-segment sales	257	17	—	(274)	—

Net sales	73,017	14,984	24,151	(274)	111,878
Impairment charge	12,770	725	—	—	13,495
Depreciation and amortization	3,711	411	3,716	430	8,268
Operating income (loss) before stock option compensation expenses	(26,724)	(5,063)	3,012	(6,311)	(35,086)
Adjustment:
Stock based compensation expense					1,283

Operating income (loss)					(36,369)

Expenditures for additions to long- lived assets	2,099	1,562	1,826	139	5,626
Total assets	80,564	19,423	38,046	91,823	229,856

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

One customer and its related entities mainly in the semiconductor and component test system segment and the mechatronics system segment accounted for approximately 12%, 6% and 15% of total consolidated net sales for the years ended March 31, 2012, 2013 and 2014, respectively. Another customer accounted for approximately 29%, 14% and 4% for the years ended March 31, 2012, 2013 and 2014, respectively.

Information as to Advantest’s net sales and property, plant and equipment in various geographical areas was as follows:

Net sales to unaffiliated customers for the years ended March 31, 2012, 2013 and 2014 were as follows:

	Yen (Millions)
	2012	2013	2014
Japan	16,095	14,045	12,221
Americas	29,742	20,583	10,720
Europe	7,015	9,061	7,276
Asia	88,196	89,214	81,661

Total	141,048	132,903	111,878

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia were generated in Taiwan, Korea and China and others in the amount of ¥27,591 million, ¥29,687 million and ¥30,918 million for the year ended March 31, 2012, ¥35,826 million, ¥31,777 million and ¥21,611 million for the year ended March 31, 2013, and ¥33,347 million, ¥30,994 million and ¥17,320 million for the year ended March 31, 2014, respectively. Substantially all net sales indicated as Americas were generated in the United States of America.

Property, plant and equipment as of March 31, 2012, 2013 and 2014 were as follows:

	Yen (Millions)
	2012	2013	2014
Japan	¥28,234	27,336	24,799
Americas	1,073	2,693	2,417
Europe	1,582	2,106	2,435
Asia	3,317	9,233	10,274

Total	¥34,206	41,368	39,925

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Property, plant and equipment are those assets located in each geographic area.

Substantially all property, plant and equipment indicated as Americas were located in the United States of America. Substantially all property, plant and equipment indicated as Europe were located in Germany. Property, plant and equipment in Asia were primarily located in Korea, Taiwan, China and Singapore.

(20) Related Party Transactions

Advantest sells products to and purchases raw materials from Fujitsu Limited, its 11.6% stockholder as of March 31, 2014 and its group companies (collectively, “Fujitsu”). The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various software products for internal use, information system related services, research and development materials and services from Fujitsu. Advantest had the following transactions with Fujitsu as of and for the years ended March 31:

	Yen (Millions)
	2012	2013	2014
Sales of products	¥1,847	1,128	802
Purchases of raw materials	6,155	3,757	2,800
Receivables	459	338	114
Payables	2,653	1,255	1,336
Purchases of software, hardware and others	95	66	282
Research and development expenses, computer rentals, maintenance and other expenses	1,976	1,634	1,551

(21) Per Share Data

The following table sets forth the computation of basic and diluted net income (loss) per share as of March 31:

	Yen (Millions) except per share data
	2012	2013	2014
Numerator:
Net income (loss)	¥(2,195)	(3,821)	(35,540)

Denominator:
Basic weighted average shares of common stock outstanding	173,271,717	173,478,054	174,134,457
Dilutive effect of exercise of stock options	—	—	—

Diluted weighted average shares of common stock outstanding	173,271,717	173,478,054	174,134,457

Basic net income (loss) per share	¥(12.67)	(22.03)	(204.10)
Diluted net income (loss) per share	(12.67)	(22.03)	(204.10)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2012, 2013 and 2014, Advantest had outstanding stock options convertible into 4,888,206, 5,704,699 and 7,094,339 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods. The zero coupon convertible bonds issued in March 2014 were excluded from the calculation of diluted net income per share for the fiscal year ended March 31, 2014 because the effect was anti-dilutive due to the loss for the year ended March 31, 2014.

(22) Concentrations of credit risk

Advantest is exposed to credit risk in the event of default by financial institutions to cash and cash equivalents, but such risk is considered mitigated by the high credit rating of the financial institutions.

At March 31, 2013 and 2014, Advantest had one foreign semiconductor customer with significant receivables. Receivables from these customers accounted for 16% and 14% of consolidated trade receivables at March 31, 2013 and 2014, respectively. Although Advantest does not expect that these customers will fail to meet their obligations, Advantest is potentially exposed to concentrations of credit risk if these customers failed to perform according to the terms of the contracts.

(23) Commitments and Contingent Liabilities

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

Outstanding commitments for the purchase of property, plant and equipment totaled ¥21 million and for the purchase of parts and raw materials totaled ¥5,174 million at March 31, 2014.

Advantest maintains a commitment line agreement with a number of banks and pays commitment fees as consideration in order to secure a financing source for business operations. The commitment agreement term ends in March 2015, and the unused availability under this agreement as of March 31, 2014 amounted to ¥10,000 million.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Regulations of the Board of Directors of the Registrant (English translation)

1.3	Regulations of the Audit & Supervisory Board of the Registrant (English translation)

2.1	Share Handling Regulations of the Registrant (English translation)*

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts**

2.3	Form of Amendment No. 1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and all holders from time to time of American Depositary Receipts, including the Form of American Depositary Receipt***

2.4	Form of ADR (included in Exhibit 2.3)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions****

12.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consents of Independent Registered Public Accounting Firm

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document

*	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 27, 2012 (file no. 1-15236).
**	Incorporated by reference to the Company’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
***	Incorporated by reference to the Post Effective Amendment to the Company’s registration statement on Form F-6 filed with the SEC on September 12, 2006 (file no. 333-13886).
****	Incorporated by reference to the Company’s annual report on Form 20-F filed with the SEC on June 29, 2004 (file no. 1-15236).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 26, 2014

ADVANTEST CORPORATION

By:	/s/ HIROSHI NAKAMURA
Name:	Hiroshi Nakamura
Title:	Director, Managing Executive Officer