Form 20-F
period 2015-03-31
ADVANTEST CORP
filed 2015-06-25
CIK 1158838

As filed with the Securities and Exchange Commission on June 25, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

Title of class:	Outstanding as of March 31, 2015:
Common Stock	174,546,476
American Depositary Shares each representing one share of Common Stock	1,132,523

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

ii

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year subsequent to the year referred to. For example, “fiscal 2014” refers to the twelve-month period ended March 31, 2015. All other references to years refer to the applicable calendar year.

In parts of this annual report, certain amounts reported in Japanese yen (¥) have been translated into U.S. dollars ($) for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥120.17. This was the approximate exchange rate in Japan on March 31, 2015.

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

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from Advantest’s audited consolidated financial statements. These consolidated financial statements were prepared under U.S. GAAP. Advantest’s U.S. GAAP audited consolidated financial statements for fiscal 2012, fiscal 2013 and fiscal 2014 were included in its Japanese Securities Reports filed with the Director General of the Kanto Local Finance Bureau.

	Year ended March 31,
	2011	2012	2013	2014	2015	2015
	(in millions, except per share and share data)					(in thousands, except per share and share data)
Consolidated Statement of Income Data:
Net sales	¥99,634	¥141,048	¥132,903	¥111,878	¥163,329	$1,359,150
Operating income (loss)	6,111	837	80	(36,369)	14,619	121,653
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	5,551	(3,442)	(1,293)	(35,501)	18,859	156,936
Net income (loss)	3,163	(2,195)	(3,821)	(35,540)	12,948	107,747
Net income (loss) per share
Basic	18.03	(12.67)	(22.03)	(204.10)	74.31	0.62
Diluted	18.03	(12.67)	(22.03)	(204.10)	67.16	0.56
Basic weighted average shares outstanding	175,481,854	173,271,717	173,478,054	174,134,457	174,244,799	174,244,799
Diluted weighted average shares outstanding	175,495,458	173,271,717	173,478,054	174,134,457	192,535,120	192,535,120

	As of March 31,
	2011	2012	2013	2014	2015	2015
	(in millions)					(in thousands)
Consolidated Balance Sheet Data:
Total assets	¥180,312	¥219,226	¥225,515	¥229,856	¥273,041	$2,272,123
Short term debt	—	25,000	—	—	—	—
Corporate bonds—current portion	—	—	—	—	10,000	83,215
Corporate bonds	—	—	25,000	25,000	15,000	124,823
Convertible bonds	—	—	—	30,149	30,119	250,637
Common stock	32,363	32,363	32,363	32,363	32,363	269,310
Stockholders’ equity	138,132	131,552	141,241	116,252	140,938	1,172,822

	As of March 31,
	2011	2012	2013	2014	2015	2015
	(in millions, except per share data)					(in thousands)
Other Data:
Capital expenditures	¥3,793	¥6,984	¥12,592	¥5,626	¥4,246	$35,333
Research and development expenses	21,197	30,303	33,062	32,670	29,876	248,614
Net cash provided by (used in) operating activities	(693)	12,302	(2,215)	(3,776)	24,481	203,720
Net cash provided by (used in) investing activities	(5,828)	(37,670)	(11,498)	(4,711)	(1,310)	(10,901)
Net cash provided by (used in) financing activities	(12,028)	9,887	(2,914)	27,202	(1,298)	(10,801)
Operating margin(1)	6.1%	0.6%	0.1%	(32.5%)	9.0%
Net income margin(2)	3.2%	(1.6%)	(2.9%)	(31.8%)	7.9%

(1)	Operating income (loss) as a percentage of net sales.
(2)	Net income (loss) as a percentage of net sales.

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

The following table sets forth the dividends paid by the Company for each of the periods shown, which are the six months ended on that date. The U.S. dollar equivalent for the dividends shown is based on the exchange rate in Japan on each record date shown.

	Dividend per Share
Six months ended/Record date	Yen	Dollars
September 30, 2010	5.0	0.06
March 31, 2011	5.0	0.06
September 30, 2011	5.0	0.07
March 31, 2012	10.0	0.12
September 30, 2012	10.0	0.13
March 31, 2013	10.0	0.11
September 30, 2013	10.0	0.10
March 31, 2014	5.0	0.05
September 30, 2014	5.0	0.05
March 31, 2015	10.0	0.08

The payment and the amount of any future dividends are subject to the level of Advantest’s future earnings, its financial condition, the need for strategic investments for mid-to-long-term business development and other factors, including statutory restrictions on the payment of dividends.

Exchange Rates

In parts of this annual report, certain Japanese yen amounts have been translated into U.S. dollars for the convenience of investors. Unless otherwise noted, the rate used for the translation was $1.00 = ¥120.17. This was the approximate exchange rate in Japan on March 31, 2015.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 12, 2015 was $1.00 = 123.23. The Company does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended March 31,	At end of period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2011	¥82.76	¥85.00	¥94.68	¥78.74
2012	82.41	78.86	85.26	75.72
2013	94.16	83.26	96.16	77.41
2014	102.98	100.46	105.25	92.96
2015	119.96	110.78	121.50	101.26

Month ended			High	Low
			(¥ per $1.00)
December 31, 2014			¥121.38	¥117.28
January 31, 2015			120.20	116.78
February 28, 2015			120.38	117.33
March 31, 2015			121.50	119.01
April 30, 2015			120.36	118.80
May 31, 2015			124.18	119.09

3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.	RISK FACTORS

Risks Related to Advantest’s Business

Advantest’s business and results of operations are subject to significant demand volatility in the semiconductor industry

Advantest’s business depends largely upon the capital expenditures of semiconductor industrial, design and manufacturing companies, fabless semiconductor companies, foundries and test houses. These companies, in turn, determine their capital expenditure and investment levels largely based on current and anticipated market demand for semiconductors and products incorporating semiconductors. Such demand is influenced significantly by the overall condition of the global economy. Historically, the percentage reduction in capital expenditures by semiconductor manufacturers during downturns in the semiconductor industry, including investment in semiconductor test systems, has typically been much greater than the percentage reduction in worldwide sales of semiconductors. The semiconductor industry has been highly cyclical with recurring periods of excess inventory, which often have had a severe effect on the semiconductor industry’s demand for semiconductor test systems, including those of Advantest. In particular, the market for memory semiconductors shows higher demand volatility as compared to the market for non-memory semiconductors. In fiscal 2014, the portion of net sales derived from test systems for memory semiconductors in the Semiconductor and Component Test Systems segment decreased by 11.8 percentage points to 20.3% from 32.1% in fiscal 2013, but Advantest continues to derive significant sales from test systems for memory semiconductors. Therefore, any downturn in the memory semiconductor market may continue to adversely affect Advantest’s business and results of operations.

The worldwide semiconductor market significantly recovered in 2010, growing by 31.8% compared to a contraction in 2009, primarily due to a surge in demand for electronic equipment in developing nations. In 2011, due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products, the semiconductor market only increased by 0.4% compared to 2010. In 2012, the semiconductor market decreased by 2.7% compared to 2011, due to factors such as the prolonged stagnation in the European economy caused by the debt crisis in the Southern European countries and the slowdown in the Chinese economy, which had been supporting the global economy. In 2013, the semiconductor market increased by 4.8% compared to 2012, due to an overall steady demand for semiconductors, despite some variations among products. In 2014, the semiconductor market continued to increase by 9.9% compared to 2013, the highest growth rate since 2011, despite some variations among products. Worldwide sales of non-memory semiconductors in 2010 increased by 26.0% compared to 2009, primarily due to robust demand for smartphones, tablet-type devices, and other consumer electronics. In 2011, worldwide sales of non-memory semiconductors further increased by 4.4% compared to 2010, due to continuing robust demand for smartphones, tablet-type devices, and similar devices. In 2012, although sales of communications semiconductors and LCD drivers semiconductors, among others, remained strong due to continued robust demand in the mobile devices market, worldwide sales of non-memory semiconductors decreased by 1.8% compared to 2011 due to the downturn in sales of other electronic devices. In 2013, worldwide sales of non-memory semiconductors increased by 1.7% compared to 2012 due to a steady demand for tablet-type devices and smartphones. In 2014, worldwide sales of non-memory semiconductors continued to increase by 7.6% compared to 2013 due to a further global adoption of smartphones and improvements in handset performance. In 2010, worldwide sales of memory semiconductors increased by 55.4% compared to 2009 primarily due to a steady demand for mobile DRAM test systems for mobile devices. In 2011, worldwide sales decreased by 12.7% compared to 2010 due to a drop in the price of DRAM triggered by a downturn in demand for PCs and similar devices. In 2012, sales continued to decrease by 6.2% compared to 2011 due to the ongoing weakness in demand for PCs and similar devices. In 2013, sales increased by 17.6% compared to 2012 due to, among other factors, an increased demand for DRAM and LPDDR for products such as low end smartphones. In 2014, sales continued to increase by 18.2% compared to 2013 due to a strong demand of semiconductor for PCs, among other factors.

The significant volatility in demand for semiconductors is affected by various factors such as:

•	the overall state of the global economy;

•	levels of investment in communications infrastructure and trends of demand in communication devices such as smartphones and wearable devices;

•	demand in personal computer and data server industries;

•	consumer demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players and electronic books;

•	demand in the automobile industry; and

•	trends in the semiconductor industry.

In fiscal 2010, despite a difficult business environment with factors such as continuing appreciation of the Japanese yen and intensified price competition, Advantest seized the positive growth opportunity in the semiconductor market and strived to expand orders and revenues. As a result, Advantest’s net sales in fiscal 2010 increased by 87.2% as compared to fiscal 2009, to ¥99,634 million, and Advantest recorded a net income of ¥3,163 million in fiscal 2010. In fiscal 2011, Advantest expanded sales to meet areas of increasing demand growth such as test equipment for application processors, CMOS image sensors, and other non-memory semiconductor sectors. In addition, after the completion of the acquisition of Verigy Ltd. (“Verigy”) in July 2011, Advantest has enhanced sales promotion to customers in the U.S. and Europe and has provided products tailored to better meet increasing customer demand in the communications semiconductor market. As a result, Advantest’s net sales in fiscal 2011 increased by 41.6%, as compared to fiscal 2010, to ¥141,048 million. However, cumulative costs associated with the Verigy acquisition and impairment losses on investment securities led to a year-on-year decline in earnings, and Advantest recorded a net loss in fiscal 2011 of ¥2,195 million. In this environment, Advantest actively marketed semiconductor testing equipment for mobile communications-related semiconductor applications—the largest segment for testing equipment—and as a result, the company successfully gained market share. However, the gain in market share could not fully offset the decrease in demand for semiconductor testing equipment resulting from capital expenditure constraints of semiconductor manufacturers experiencing a slowdown in the semiconductor market. As a result, Advantest’s net sales in fiscal 2012 decreased by 5.8%, as compared to fiscal 2011, to ¥132,903 million. The product mix in sales also worsened, leading to a net loss in fiscal 2012 of ¥3,821 million. In Advantest’s core line of semiconductor test equipment, difficult business climate prevailed as a result of significant constraints in capital investments by some of Advantest’s major customers since the previous summer for non-memory test systems. As a result, Advantest’s net sales in fiscal 2013 decreased by 15.8%, as compared to fiscal 2012, to ¥111,878 million. From a profit and loss perspective, in addition to the decline in net sales, an increase in costs denominated in foreign currency due to the continuing depreciation of the yen, and recognizing inventory valuation losses and impairment losses for long-lived assets due to changes in the business environment, resulted in a net loss of ¥35,540 million. Advantest strove to maximize profitability by engaging in sales promotions for non-memory test systems for which demand growth has been particularly strong and by expanding its customer base across all business segments. As a result, Advantest’s net sales in fiscal 2014 increased by 46.0%, as compared to fiscal 2013, to ¥163,329 million. Advantest returned to profitability, with net income of ¥12,948 million, mainly due to higher year-over-year net sales, an improved mix of high-profitability products and successful cost-cutting measures undertaken across the entire Advantest Group.

Advantest believes that its results are significantly affected by the significant volatility in demand in the semiconductor industry. While Advantest is unable to predict future trends in the semiconductor industry, if there is a significant downturn in the semiconductor industry, Advantest’s financial condition and results of operations will be adversely affected. With respect to semiconductor prices in recent years, even though prices for certain products such as DRAM appear to have bottomed out, if the prices decline as a result of over-supply of semiconductors, semiconductor manufacturers’ earnings could deteriorate, resulting in their restraint towards capital expenditures, and Advantest’s results of operations could be adversely affected.

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

•

solutions for complexed IC incorporating RF, logic and memory chips in a single package in order to achieve IC with advanced 3D integration as well as downsizing and technical advantages, through TSV technology;

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

Advantest also believes demand for its products, including semiconductor and component test systems, is affected by the level of demand for personal computers, high-speed wireless and wireline data services, digital consumer products and communication devices, such as smartphones and wearable devices, and data servers. It is likely that advances in technologies used in those products and services will require new testing systems. Without the timely introduction of semiconductor test systems capable of effectively testing and measuring equipment that use these new technologies, Advantest’s products and services may become technologically obsolete over time.

A failure by Advantest to meet its customers’ technical requirements at competitive prices or to deliver conforming equipment in a timely manner may result in its products being replaced by those of a competitor or an alternative technology solution. Furthermore, Advantest’s inability to secure sufficient personnel appropriate for the business during a period of recovery or its inability to provide a product that meets requested performance criteria at an acceptable price when required by its customers would severely damage its reputation with such customers and may adversely affect future sales efforts with respect to such customers.

Advantest’s dependence on certain subcontractors and its dependence on a sole source or a limited number of suppliers for its components and parts may prevent it from delivering its products on a timely basis or its failure to meet the demand for its products upon a sudden expansion of the markets may adversely affect its future market share and financial results

Advantest relies on subcontractors to perform some of the assembly requirements for its products. In addition, many of the components used in Advantest’s semiconductor and component test systems and mechatronics systems are produced by suppliers based on Advantest’s specifications. Advantest’s reliance on these subcontractors and suppliers gives it less control over the manufacturing process and exposes it to significant risks, especially inadequate manufacturing capacity, late delivery, substandard quality, lack of labor availability and high costs. In addition, Advantest depends on a sole source or a limited number of suppliers for a portion of its components and parts. Advantest does not maintain long-term supply agreements with most of its suppliers, and it purchases most of its components and parts through individual purchase orders. If a supplier becomes unable to provide components or parts in the volumes needed and at acceptable prices, or if a supplier withdraws from business thereby stopping production or sales of custom or general components and parts that Advantest uses or will use in the future, or a large scale natural disaster or electricity shortage occurs, Advantest would have to identify and procure acceptable replacements. Advantest may lose its capacity to supply test systems if it becomes unable to procure acceptable replacements. Suppliers have typically adjusted their production capacity through the reduction of production lines and personnel. Therefore, if the market for semiconductor and component test systems and mechatronics systems were to suddenly expand, Advantest would require significant increases in production capabilities including personnel, as well as materials, components and supplies from suppliers, in order to fully capitalize on such expansion. Furthermore, the markets for semiconductors and other specialized components have, in the past, experienced periods of inadequate supply to meet demand. Moreover, there may be a shortage of components if a large scale natural disaster or electricity shortage occurs. The process of selecting subcontractors or suppliers and of identifying suitable replacement components and parts is lengthy and may result in Advantest being unable to deliver products meeting customer requirements in a timely manner. Advantest has, in the past, been unable to deliver its products according to production schedules primarily due to the inability of suppliers to supply components and parts based on Advantest’s specifications and by other shortages in components and parts. Moreover, a deterioration in the financial position of Advantest’s subcontractors or suppliers reflecting the decline in the economic environment or the failure of Advantest to adjust to large increases in demand for its products during the period of recovery in demand could result in Advantest losing one or more of its existing large-volume customers or losing the opportunity to establish a strong relationship with potential large-volume customers with which it currently does little or no business. Such failure may adversely affect Advantest’s future market share and its financial results.

Advantest faces substantial competition in its businesses and, if Advantest does not maintain or expand its market share, its business may be harmed

Advantest faces substantial competition throughout the world. Advantest’s primary competitors in the semiconductor and component test system market include, among others, Teradyne, Inc., Xcerra Corporation, UniTest Inc. and EXICON Ltd. In the mechatronics system related market, Advantest also competes with Delta Design, Inc., TechWing, Inc., Seiko Epson Corporation and Mirae Corporation in test handler devices, and with TSE Co., Ltd., Semes Co., Ltd. and SL-link Co., Ltd. in device interfaces. Some of Advantest’s competitors have greater financial and other resources than Advantest.

Advantest faces many challenges in its businesses, including increased pressure from customers to produce semiconductor and component test systems and mechatronics systems that reduce testing costs or from customers who have developed internal test solutions. For device interfaces, acquisition of vendors that supply core technical components by Advantest’s competitors, or leakage of the manufacturing technology of printed circuit boards, may result in reduced testing costs by customers or difficulty by Advantest to realize its products’ full performance.

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

Advantest may not be able to meet the targets set in its strategies and medium-term business plan

The attainment of goals such as those in medium-term business plans is subject to various internal and external factors, including the general economic and market conditions in which Advantest and its customers operate, the level of competition, the level of corporate capital expenditure, the level of demand for Advantest’s products and fluctuations in exchange rates. As a result, any strategies and medium-term business goals and targets (as amended from time to time) should not be treated as forecasts of future results. There can be no assurance that Advantest’s strategies to accomplish medium-term business plans and implementation of such strategies will be successful, that the implementation of its strategies will have the intended effects, that the medium-term business plan or other targets (whether quantitative or qualitative, and as amended from time to time) will be met, or that such goals, targets and aims will not be changed in the future by Advantest’s management.

Advantest’s largest customers currently account for a significant part of its net sales and, in addition to the risk of Advantest’s business being harmed by the loss of one or more of these customers or changes in their capital expenditures, Advantest may not be able to recover its accounts receivables if its largest customers experience a deterioration in their financial position

Advantest’s success depends on its continued ability to develop and manage relationships with its major customers. A small number of such major customers currently account for a significant portion of its net sales. Sales to Advantest’s largest customer as a percentage of its total sales were approximately 14% in fiscal 2012 and approximately 15% in fiscal 2013 and 2014. Sales to Advantest’s five largest customers accounted for approximately 37% in fiscal 2012, approximately 36% in fiscal 2013 and approximately 41% in fiscal 2014. The loss of one or more of these major customers, changes in their capital expenditures or failure of their main products could materially harm Advantest’s business. Furthermore, if Advantest’s major customers experience deterioration in their financial position and are unable to fulfill their payment obligations to Advantest in accordance with the applicable terms, Advantest’s business, results of operations and financial position may be adversely affected.

Advantest’s product lines are facing significant price pressure

Price pressure on Advantest’s businesses is adversely affecting Advantest’s operating margins. Irrespective of the trend in the demand for semiconductors, there is ongoing price pressure on semiconductors, which puts continuous pressure on the market price for products in the Semiconductor and Component Test System Segment and Mechatronics System Segment. During periods when there is rapid decrease in semiconductor prices, semiconductor manufacturers and test houses, which are Advantest’s customers, seek to increase their production capacities while minimizing their capital expenditures. In addition, increased competition in the market for digital consumer products, personal computers, mobile devices such as smartphones and wearable devices, and data servers have driven down prices of these goods, subsequently creating significant price pressure on Advantest’s product lines. If prices of semiconductors continue to decline, customers may postpone capital expenditures on new equipment by remodeling or adapting the usage of existing equipment. If price pressure further increases in the future, Advantest’s financial condition and results of operations may be adversely affected.

Fluctuations in exchange rates could reduce Advantest’s profitability

The majority of Advantest’s net sales are derived from products sold to customers located outside of Japan. Of Advantest’s fiscal 2014 net sales, 92.0% were from products sold to overseas customers. Approximately 69% of Advantest’s net sales in fiscal 2014 were derived from currencies other than the Japanese yen, predominantly the U.S. dollar. If the Japanese yen becomes strong relative to foreign currencies (mostly the U.S. dollar and, to a much lesser extent, other currencies), it would increase the prices of Advantest products as stated in U.S. dollars and in those other currencies, which could hurt sales in those countries.

With respect to the Euro, if the Japanese yen weakens, there may be a negative impact on Advantest’s profitability since there are currently more costs incurred in Euro than net sales derived in Euro.

In addition, significant fluctuations in the exchange rate between the Japanese yen and foreign currencies, especially the U.S. dollar, could require Advantest to lower its prices with respect to foreign sales of its products that are priced in Japanese yen, and reduce the Japanese yen equivalent amounts of its foreign sales for products that are based in U.S. dollars or other foreign currencies, thereby reducing its profitability overall. These fluctuations could also cause prospective customers to push out or delay orders because of the increased relative cost of Advantest’s products. In the past, there have been significant fluctuations in the exchange rate between the Japanese yen and the foreign currencies in which Advantest’s sales are denominated.

Furthermore, Advantest’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in which subsidiaries of Advantest prepare their financial statements against the Japanese yen. Foreign exchange rate fluctuations may have an effect on those amounts not denominated in yen which are translated into yen for Advantest’s consolidated financial statements, and depending on the direction of the foreign exchange fluctuation, it may have an adverse effect on Advantest’s reported financial position, results of operations and net assets.

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

The market for Advantest’s major products is highly concentrated, and Advantest may not be able to increase sales of its products because of limited opportunities

The market for test systems for memory semiconductors in the Semiconductor and Component Test System Segment is highly concentrated, with a small number of large semiconductor manufacturers, foundries and test houses accounting for a large portion of total sales in the semiconductor and component test system industry. Advantest believes that this market concentration could become even more severe in the future as larger semiconductor device manufacturers, foundries and test houses acquire smaller semiconductor market participants, and as corporate restructuring, such as elimination and consolidation of businesses, progresses. Advantest’s ability to increase sales will depend in large part upon its ability to obtain or increase orders from large-volume customers. Furthermore, in the event there is an over-supply of semiconductor and component test system products on the second-hand market reflecting, among others, restructuring within the industry, or delay to meet the specific needs of Advantest’s customers, Advantest faces an additional risk of losing its sales opportunities.

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

In fiscal 2013, Advantest took into account its changing business environment and reconsidered its future expected cash flows. As a result, it recognized impairment losses relating to property, plant and equipment and intangible assets in the amount of ¥13,495 million.

Advantest has recorded a significant amount of goodwill on its consolidated balance sheet in accordance with U.S. GAAP and goodwill is tested for impairment at least annually. If the testing performed indicates that the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, Advantest recalculates the fair value of each reporting unit goodwill and an impairment loss will be recognized in an amount equal to that excess. Therefore, depending on the expected future cash flow of long-lived assets or business operations to which goodwill relates, Advantest may be required to record a significant impairment charge, which could have a material adverse effect on Advantest’s financial condition and results of operations.

If Advantest’s main facilities for research and development, production or information technology systems for its businesses, or the facilities of its subcontractors and suppliers, were to experience catastrophic loss, its results of operations would be seriously harmed

Advantest’s main facilities for research and development for its Semiconductor and Component Test Systems and Mechatronics System Segments production, as well as Advantest’s service bases, are located in Gunma Prefecture, Saitama Prefecture and Miyagi Prefecture in Japan. In addition, the main system server and the network hub are maintained in system centers approved by the Information System Management System, or ISMS, and local network servers are located in certain operations offices in Japan.

Japan is a region that is susceptible to frequent earthquakes. If Advantest’s facilities, particularly its semiconductor and component test system manufacturing factories, were to experience a catastrophic loss from, but not limited to, earthquakes, it would materially disrupt Advantest’s operations, delay production, shipments and revenue, and result in large expenses to repair or replace the facilities. Advantest has insurance to cover most potential losses at its manufacturing facilities, other than those that result from earthquakes. However, this insurance may not be adequate to cover all possible losses. Similar disruptions to Advantest’s business may occur if the facilities of Advantest’s subcontractors and suppliers or if the facilities of Advantest’s information system network were to experience a catastrophic loss.

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

Advantest’s business is subject to economic, political and other risks associated with international operations and sales

Advantest’s business is subject to risks associated with conducting business internationally because it manufactures and sells its products, and purchases parts and components from, around the world. In fiscal 2014, 69.4% of Advantest’s total net sales came from Asia (excluding Japan), a majority of which consisted of sales in Taiwan, the People’s Republic of China (“China”) and Korea, 17.0% from the Americas and 5.6% from Europe. Advantest anticipates that net sales from international operations will continue to represent a substantial portion of its total net sales. In addition, some of Advantest’s distribution and support subsidiaries are located in the Americas, Europe, and Asian countries, including Taiwan, Singapore, Korea and China, and some of Advantest’s suppliers and factories are also located overseas, such as Korea and Malaysia. Accordingly, Advantest’s future results could be harmed by a variety of factors, including:

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

•

risks with respect to social and political crises and issues resulting from, among others, terrorism, war and deterioration in the political and/or economic relationships between Japan and other countries;

•

risks with respect to decline in the quality of procurement and manufacturing where Advantest’s suppliers or manufacturing facilities are located in countries that do not have developed infrastructures in mechanical processing and assembly; and

•	risks with respect to increases in cost, delays in delivery or expenses in repairing products where low quality and counterfeit products are mixed into the supply chain.

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

Advantest could suffer significant liabilities, litigation costs or licensing expenses or be prevented from selling its products if it is infringing on the intellectual property of third parties

Advantest may be unknowingly infringing on the intellectual property rights of third parties and may be held responsible for that infringement. To date, Advantest has not been the subject of a material intellectual property claim. However, any future litigation regarding patents or other intellectual property infringement could be costly and time consuming and divert management and key personnel from Advantest’s business operations. If Advantest loses a claim, it may be forced to pay significant damages, pay license fees, modify its products or processes, stop making products or stop using processes. A license could be very expensive to obtain or may not be available at all. Changing Advantest’s products or processes to avoid infringing on the rights of third parties may be costly or impractical.

Advantest may be unable to protect its proprietary rights due to the difficulty of Advantest gaining access to, and investigating, the products believed to infringe on Advantest’s intellectual property rights

Advantest relies on patents, utility model rights, design rights, trademarks and copyrights obtained in various countries to actively protect its proprietary rights. For instance, with respect to the device interface market, Advantest has taken legal action based on its patent and utility model rights against manufacturers that sell replicas of Advantest’s products and, in some instances, has obtained injunctions against sales of such replicas. However, in general, it is difficult for Advantest to gain access to, and investigate, the products believed to infringe on its intellectual property rights. Therefore, Advantest cannot ensure that its intellectual property rights will provide meaningful protection of its proprietary rights. Nevertheless, Advantest is focused on protecting its intellectual property rights from third party infringement and will continue to monitor and enforce its rights.

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

Enforcement of Civil Liabilities

The Company is a limited liability, joint-stock corporation incorporated under the laws of Japan. Almost all of the Company’s directors and executive officers reside in Japan. Substantially all of the Company’s assets and the assets of these persons are located in Japan. It may not be possible, therefore, for investors to effect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. The Company’s Japanese counsel, Nagashima Ohno & Tsunematsu, has advised the Company that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the U.S.

ITEM 4. INFORMATION ON THE COMPANY

4.A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company commenced operations in July 1954, and was incorporated in December 1954 under the name Takeda Riken Industry Co., Ltd. as a limited liability, joint-stock company in Japan under the Commercial Code of Japan. At the time of incorporation, Takeda Riken’s primary business was the design, manufacture and sale of measuring instruments for Japanese electronics manufacturers. Takeda Riken started focusing on semiconductor test equipment for the semiconductor industry in 1968 and was the first to domestically produce semiconductor test equipment in 1972. In 1971, Takeda Riken entered into its first distribution agreement with a foreign distributor and, in 1973, established its first representative office in the U.S. to gather information on technology and distribution and to establish dealer relationships. These two milestones launched the Company’s long-term goal of becoming a global manufacturer of testing and measuring products. Takeda Riken has been listed on the Tokyo Stock Exchange since February 1983. Takeda Riken changed its registered name to Kabushiki Kaisha Advantest in October 1985. Advantest acquired Verigy in 2011 and Verigy fully integrated with Advantest in 2012.

Advantest applies its capital expenditures chiefly to developing new products, streamlining production, expanding its production capacity and leasing assets to its customers. Advantest’s capital expenditures were ¥12.6 billion, ¥5.6 billion and ¥4.2 billion in fiscal 2012, 2013 and 2014, respectively. The fiscal 2012 amount includes capital expenditures to build the new factory in Korea.

The Company’s principal executive offices are located at Shin-Marunouchi Center Building, 1-6-2, Marunouchi, Chiyoda-ku, Tokyo, 100-0005 Japan. The Company’s telephone number in Japan is (81-3) 3214-7500.

The Company’s agent in the United States is Advantest America Inc., located at 3061 Zanker Rd., San Jose, CA 95134 U.S.A.

4.B.	BUSINESS OVERVIEW

Overview

As of June 25, 2015, Advantest is comprised of the Company and its 31 consolidated subsidiaries. Advantest conducts its business in the following segments:

•	Semiconductor and Component Test System Segment;

•	Mechatronics System Segment, including test handlers, device interfaces and nano-technology-related operations; and

•	Services, Support and Others Segment.

Semiconductor and Component Test System Segment

The Semiconductor and Component Test System Segment provides customers with test system products for the semiconductor industry and the electronic component industry. The products in this segment include test systems for non-memory semiconductors and test systems for memory semiconductors. The test systems for non-memory semiconductors are divided into test systems for SoC semiconductors, LCD driver integrated circuits and semiconductors used in car electronics.

Mechatronics System Segment

The Mechatronics System Segment focuses on peripheral devices to the semiconductor and component test systems. This business includes test handlers applying mechatronics technologies, which handle semiconductor devices and automate testing, device interfaces with measured devices, and business related to nano-technology.

Services, Support and Others Segment

The Services, Support and Others Segment consists of comprehensive customer solutions provided in connection with the Semiconductor and Component Test System and Mechatronics System Segments, support services, an equipment lease business and new businesses including system level test products, such as Solid State Drive (SSD) test systems, and Terahertz systems.

Sales by Segment

The following table illustrates net sales by each segment for the last three fiscal years.

	Fiscal 2012		Fiscal 2013		Fiscal 2014
Segment	Sales (in millions)%		Sales (in millions)%		Sales (in millions)%
Semiconductor and Component Test System Segment	¥101,119	76.1	¥73,017	65.3	¥108,320	66.3
Mechatronics System Segment	13,653	10.3	14,984	13.4	28,347	17.4
Services, Support and Others Segment	20,077	15.1	24,151	21.6	26,752	16.4
Intercompany transactions elimination	(1,946)	(1.5)	(274)	(0.3)	(90)	(0.1)

Total Net Sales	¥132,903	100.0%	¥111,878	100.0%	¥163,329	100.0%

Industry Overview

Advantest offers products in semiconductor and component test systems, mechatronics systems, and services, support and others. Advantest’s main customers are industrial, design and manufacturing companies, fabless semiconductor companies, foundries and test houses. Advantest believes that the following factors promote growth of the business carried out by its main customers:

•	the move to lower-cost, smaller, faster and more powerful and energy-efficient semiconductors and electronic components;

•	the increase in demand for smartphones, wearable devices and products related to IoT (Internet of Things);

•	the increase in demand for higher performance data servers and personal computers;

•	the increase in demand for digital consumer products such as flat-panel TVs, DVD/Blu-ray disc recorders, portable audio players, electronic books and application products for automobiles;

•	the increasing levels of wireless high-speed data transmission worldwide reflecting the expansion of the mobile device industry;

•	the increasing demand for electronic devices that incorporate semiconductor and communications technologies in developing countries;

•	the development of higher speed and high capacity communications infrastructure; and

•

the increase in demand for electronic components, including semiconductors and sensors, in response to technological advancement of automobiles such as electric vehicles (EV) and hybrid electric vehicles (HEV).

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

Semiconductors are generally classified as either memory semiconductors or non-memory semiconductors. Memory semiconductors are used in electronic systems to store data and programs. Non-memory semiconductors include various semiconductors that incorporate non-memory circuits, which include logic and analog circuits. Logic circuits process digital data to control the operations of electronic systems. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion. SoC semiconductors are a subset of non-memory semiconductors that combine digital circuits with analog, memory and RF circuits, among others, on a single semiconductor chip. SoC semiconductors are used in a variety of sophisticated products, including wireless communications, fiber optic equipment and digital consumer products.

Semiconductor sales have increased significantly over the long-term. However, semiconductors, particularly memory semiconductors, have experienced significant cyclical variations in growth rates. According to World Semiconductor Trade Statistics (WSTS), worldwide semiconductor sales in 2010 increased compared to the previous year, by approximately $72.0 billion or 31.8% to approximately $298.3 billion, mainly due to increased demand for electronic components in developing nations. Sales in 2011 increased compared to the previous year, by approximately $1.2 billion or 0.4% to approximately $299.5 billion, mainly due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products. Sales in 2012 decreased compared to the previous year, by approximately $8.0 billion or 2.7% to approximately $291.6 billion, because the effects of the debt crisis in Southern European countries brought about a further sense of stagnation. Sales in 2013 increased compared to previous year, by approximately $14.0 billion or 4.8% to approximately $305.6 billion, due to an overall steady demand for semiconductors, despite some variations among products. Sales in 2014 continued to increase compared to previous year, by approximately $30.3 billion or 9.9% to approximately $335.8 billion. The following table sets forth the size of the market for non-memory semiconductors, memory semiconductors and all semiconductors between 2010 and 2014 and the projected market size between 2015 and 2017 as compiled and estimated by WSTS as of June 2015.

	Actual Year ended December 31,					Projections for Years ending December 31,
	2010	2011	2012	2013	2014	2015	2016	2017
	(in millions)
Non-memory	$228,701	$238,772	$234,567	$238,541	$256,611	$265,776	$276,712	$286,073
Memory	69,614	60,749	56,995	67,043	79,232	81,472	82,212	83,514

Total	$298,315	$299,521	$291,562	$305,584	$335,843	$347,248	$358,924	$369,587

The non-memory semiconductor market is not as volatile as the memory semiconductor market because non-memory semiconductors are used in a larger variety of consumer products and equipment. In periods of rapid decline in the semiconductor market, the capital expenditures of semiconductor manufacturers, including their purchases of semiconductor test systems, generally decline at a faster pace than the decline in semiconductor sales. In addition, following a downturn in the semiconductor market or a decline in the price of semiconductors, investment is generally restrained until semiconductor manufacturers determine that the market for semiconductors is experiencing a substantive recovery and accordingly, sales of semiconductor test systems generally do not experience significant increase. Advantest believes these trends will continue in the future.

The semiconductor market significantly recovered in 2010 compared to the previous year, due to a surge in demand for electronic equipment in developing nations. In 2011, the market only increased slightly compared to the previous year due to the global economic recession and natural disasters such as the Great East Japan Earthquake and the floods in Thailand reducing production activities of electronic products. The market for non-memory semiconductors decreased by 1.8% in 2012 as compared with 2011 but increased by 1.7% in 2013 as compared with 2012, and continued to increase by 7.6% in 2014 as compared with 2013, after which it is expected to grow by approximately 3.6% in 2015, by approximately 4.1% in 2016 and by approximately 3.4% in 2017, according to estimates by WSTS. WSTS expects that the market for non-memory semiconductors will grow to approximately $286.1 billion in 2017. Advantest believes that the demand for non-memory semiconductors will depend on consumer products such as smartphones and tablet-type devices, and will continue to grow in the foreseeable future, led by the further prevalence of, and new developments in, digital consumer products and personal computers, accompanied by data servers. The market for memory semiconductors decreased by 6.2% in 2012 as compared with 2011 but increased by 17.6% in 2013 as compared with 2012, and continued to increase by 18.2% in 2014 as compared with 2013, after which it is expected to grow by approximately 2.8% in 2015, by approximately 0.9% in 2016 and by approximately 1.6% in 2017, according to estimates by WSTS. WSTS expects that the market for memory semiconductors will grow to approximately $83.5 billion in 2017. Advantest believes that demand for memory semiconductors will be generated in the foreseeable future by the prevalence of LPDDR4, DDR4-SDRAM, flash memory and other high-end semiconductors.

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

Furthermore, Advantest believes that technical innovation and a growth in demand for semiconductors used in vehicles, such as electronic control units, on-board LANs and various sensors, in connection with the increasing use of electronics in the automobile industry may have a big impact on the semiconductor industry and electronic components industry.

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

The development of SoC semiconductors with smaller size, higher performance and lower power consumption has created demand for sophisticated semiconductor and component test systems that can simultaneously test SoC semiconductors’ logic, analog and memory circuits. Further innovations in non-memory semiconductor technologies including SoC semiconductor technology are expected, and Advantest believes these innovations will create demand for new, high-performance semiconductor and component test systems optimized for use with these advanced semiconductors.

Advantest believes that the integration of non-memory semiconductors into a range of digital consumer products will drive demand for test systems for non-memory semiconductors which contribute to the reduction of testing costs. Non-memory semiconductors are often customized for applications in specific products, which results in a large variety of non-memory semiconductors that are often produced in relatively smaller volumes.

Demand for personal computers, data servers, smartphones and tablet-type devices with higher performance and capabilities are also driving changes in the memory semiconductor sector. This demand is causing manufacturers to shift to the production of the DDR4-SDRAM high-speed data transfer memory semiconductor, and to further expand production of lower power LPDDR2/3/4 for mobile devices and large capacity and nonvolatile and high-speed read or writable flash memory semiconductors. Advantest believes that this shift is creating demand for test systems for memory semiconductors capable of handling these new types of memory semiconductors, as well as contributing to a reduction in testing costs. In addition, Advantest believes that additional demand for mechatronics systems, including test handlers and device interfaces connecting semiconductor devices and semiconductor test systems, will be created and will grow in line with advances in semiconductor technologies.

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

Advantest believes that semiconductor and electronic component manufacturing processes will continue to evolve. The introduction of new manufacturing processes will likely result in test costs constituting a higher percentage of the total cost of manufacturing and, therefore increase price pressure on the semiconductor test system industry. Furthermore, there is a need for new semiconductor test systems with functions that meet the further increases in consumption of semiconductors and electronic components. Advantest believes that these trends provide it with an opportunity to distinguish itself from its competitors through the delivery of new products that are priced and designed to meet the specific needs of its customers and the proposal of test solutions at the system level.

Business Strategy

Since the downturn of the global economy and weakened demand for semiconductors several years ago, Advantest has been facing a challenging business environment. In order to create a stable foundation amidst the fast-changing and challenging semiconductor market, Advantest acquired Verigy in 2011 and Verigy fully integrated with Advantest in 2012. Furthermore, Advantest has established the following core business goals to achieve mid- to long-term growth:

•	focusing on the development of semiconductor test systems which can respond to changes in capabilities of non-memory and memory semiconductors;

•	increasing its market share for test systems for non-memory semiconductors and maintaining its large market share for test systems for memory semiconductors;

•	increasing its market share for test handlers for memory and non-memory semiconductors;

•	developing, designing and supplying high quality device interfaces in a shorter period of time;

•	reducing product cost of goods to withstand price pressures on products;

•

enhancing its operating efficiency to improve profitability through promotion of manufacturing innovations and operational expense improvements such as IT integration and consolidation of business premises;

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

To achieve these goals, Advantest plans to:

Continue to address industry trends, identify customer needs and deliver new products ahead of its competitors

Advantest will continue to work closely with major semiconductor manufacturers beginning in the product design stage of semiconductor and component test systems to understand customer needs relating to emerging technologies and applications. Based on this knowledge and its technological expertise, Advantest seeks to develop more advanced semiconductor and component test systems, test handlers, device interfaces and comprehensive solutions ahead of its competitors. For example, Advantest is pursuing the following strategies:

•

developing semiconductor and component test systems with increased test speeds and throughput capabilities and test handlers in line with the technological development of non-memory semiconductors and memory semiconductors;

•	proactively developing products to address the recent shift in emphasis in the semiconductor industry towards front-end testing of dies;

•

actively applying high-frequency analog technology developed for measuring instruments for the wireless communications market to test systems for non-memory semiconductors including test systems for SoC semiconductors;

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

•	offering semiconductor and component test systems and device interfaces with high throughput in order to test recent devices incorporating interfaces with data rates of several gigabits per second;

•	developing device interfaces that can optimize the performance of semiconductor and component test systems and test handlers in responding to semiconductors with higher speed and large pin counts; and

•	timely introduce new system-level test solutions equipped with advanced software that can meet market needs.

Further strengthen the test system business for non-memory semiconductors

Advantest believes that in 2014 the market for test systems for non-memory semiconductors was approximately five times the size of the market for test systems for memory semiconductors. Advantest has therefore devoted its resources to developing test systems and modules for non-memory semiconductors to meet the demands of a large number of manufacturers for the testing of a wide variety of non-memory semiconductors, and will further strengthen its commitment to the development of these systems and modules.

Advantest is utilizing the test module structure in test systems for non-memory semiconductors. Advantest believes the primary benefits of these test module structures are reduced testing costs. In addition, Advantest hopes that the reduction in testing costs, and thus the lowering of overall manufacturing costs of non-memory semiconductors, will help foster further demand for non-memory semiconductors to be used in digital consumer products and other products.

Furthermore, through its integration with Verigy and utilizing the strengths of both companies, Advantest has begun sales of high-performance, low-cost new products for the low-end non-memory device market and high-speed communication devices market that were previously difficult to enter into. Advantest is also aiming to rapidly develop new products for next-generation high-speed communication devices.

Focus sales and support efforts on key customer accounts

Advantest believes that a small number of large industrial, design and manufacturing companies, fabless semiconductor companies, foundries and test houses account for a large portion of total sales in the semiconductor and component test system industry. Advantest sells semiconductor and component test systems and mechatronics systems to many of these customers and supports them on a regular basis. Advantest is seeking to continue to expand its business with these key customers and develop new relationships with the remaining potential major customers. Many of Advantest’s sales and support offices are located near the corporate headquarters or main research and development and manufacturing facilities of these key customers. In addition, in Asia, the U.S. and Europe, Advantest is further expanding its customer base and strengthening technical support and services. These offices also facilitate Advantest’s efforts to continue conducting collaborative development activities with leading semiconductor manufacturers.

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

Products

As of fiscal 2014, Advantest’s main products are products developed, manufactured and sold in the Semiconductor and Component Test System Segment, Mechatronics System Segment and Services Support and Others Segment. They are as follows:

Semiconductor and Component Test Systems Segment

Semiconductor and component test systems are used during the semiconductor and electronic component manufacturing process to confirm that a semiconductor functions properly. Semiconductor and component test systems consist of test systems for non-memory semiconductors and test systems for memory semiconductors.

The following table sets forth the amount of net sales of Advantest’s semiconductor and component test systems, for non-memory and memory semiconductors for the periods presented.

Category	Fiscal 2012	Fiscal 2013	Fiscal 2014
	(in millions)
Test systems for non-memory semiconductors	¥83,368	¥49,614	¥86,319
Test systems for memory semiconductors	17,751	23,403	22,001

Total	¥101,119	¥73,017	¥108,320

Test Systems for Non-memory Semiconductors

Advantest’s main line of test systems for non-memory semiconductors relates to test systems for SoC semiconductors, test systems for LCD driver integrated circuits, test systems for image sensors and test systems for semiconductors used in car electronics. Test systems for SoC semiconductors test SoC semiconductors that combine circuits such as digital, analog, memory and RF circuits on a single semiconductor chip. Test systems for LCD driver integrated circuits test semiconductors with specific functions, such as LCD driver integrated circuits that display images on LCD panels. In addition to flexibility, the factors that are important to customers in the performance of test systems for memory semiconductors described below also apply to test systems for non-memory semiconductors. Advantest’s market share in test systems for non-memory semiconductors was approximately 50% in 2012. The market share dropped to approximately 41% in 2013, however, due to a drop in capital expenditure spending by some of Advantest’s major customers. The entire market expanded in 2014 and Advantest’s sales significantly increased by approximately 74% in 2014 as compared with 2013, but market share remained at approximately 40% as in 2013 because competitors also increased their sales.

Advantest’s main product lines of test systems for non-memory semiconductors are the T2000, the V93000 series, the T6300 series and the EVA100 series.

T2000. In 2003, Advantest introduced to the market the T2000 test systems for non-memory semiconductors which used the test module structure. Advantest believes that the development of modules for the T2000 compatible semiconductor test systems for non-memory semiconductors and the increase in product lineup will increase Advantest’s market share in test systems for non-memory semiconductors. Main compatible component modules for the T2000 include modules designed for digital testing, power supply testing, analog testing, power device testing, image sensor testing and RF testing. Mainframes for the T2000 may be chosen to meet customers’ needs. Furthermore, Advantest developed the EPP (Enhanced Performance Package) which is a new system option. Advantest believes that introducing EPP compatible modules into the market will help customers reduce testing costs and testing development time.

V93000 Series. The V93000 series are non-memory semiconductor test systems using a test module structure. These products feature test processor per pin architecture and scalable platform and as a result of higher performance and lower test costs, Advantest believes that these products are capable of expanding their share of the non-memory semiconductor test system market. The main modules in the lineup are the top of the line 12.8 Gbps digital module, 6 GHz BW analog module, 6 GHz RF module and DC module.

T6300 Series. The T6300 series are test systems for LCD driver integrated circuits used with high-definition LCD displays. A maximum of 3,584 LCD testing pins may be used with the T6391 system. The system can simultaneously test multiple LCD driver integrated circuits.

EVA100 Series. The EVA100 series are compact measurement systems for analog semiconductors. The system has performance and functions that can be used for purposes ranging from evaluation to volume production, contributing to the shortening of customers’ time-to-market.

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

The factors that are important to customers in the performance of test systems for memory semiconductors include:

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

Quality. Quality is determined by the reliability of test results produced and whether the equipment can maintain stable operations under different testing environments.

Advantest estimates that its market share in test systems for memory semiconductors was approximately 63%, 49% and 53% in 2012, 2013 and 2014, respectively, as a result of increasing capital expenditure in test systems for DRAM semiconductors. Advantest has a substantially larger market share in test systems for DRAM memory semiconductors than in test systems for flash memory semiconductors. Advantest is currently seeking to increase its market share in test systems for flash memory semiconductors.

Advantest’s main product lines of test systems for memory semiconductors are the T5500 series, the T5300 series, the T5700 series, HSM series, V6000 series and T5800 series.

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

T5700 Series. Because variations in memory cell characteristics must be kept within a defined range, front-end testing for flash memory semiconductors require more types of testing than is required in front-end testing for DRAM semiconductors. Accordingly, front-end testing for flash memory semiconductors contributes to higher testing costs. Furthermore, although the volume of production with respect to NAND-type flash memory semiconductors is increasing, prices have fallen substantially and there is a demand for higher efficiency for test systems. As a result, Advantest introduced the T5773 memory test system, which enabled a significant reduction in testing costs compared to existing products by specializing in NAND-type flash memories. The T5700 series will provide effective solutions that will enable everything from design to mass production of flash memories.

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

T5800 Series. The T5800 series are test systems for memory semiconductors for the next-generation platform. As the first product in the series, Advantest commercialized the T5831 for NAND-type flash memories. Advantest expects that the enhancement of product lineup through the development of various types of modules and the achievement of higher performance and lower test costs will lead to an increase in Advantest’s market share in test systems for memory semiconductors.

Mechatronics System Segment

The main products in the Mechatronics System Segment are test handlers which handle semiconductor devices and automate the testing, device interfaces which are the interfaces with devices being tested, E-Beam lithography systems, MVM-SEM® and others.

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

Test handlers are designed with different characteristics for memory and non-memory semiconductors. Memory semiconductors require relatively long test times. Advantest’s test handlers for memory semiconductors handle up to 768 semiconductors per test head at a time. Non-memory semiconductors, including SoC semiconductors, require relatively short test times. Advantest’s test handlers for non-memory semiconductors require short time and handle up to 32 semiconductors at a time.

Test Handlers for Memory Semiconductors. The M62 series test handler for test systems for memory semiconductors, including DDR3-SDRAM, can handle up to 768 semiconductors at a time. The maximum throughput is 42,200 semiconductors per hour through the use of a new high-speed handling technology that shortens the time between tests to approximately half of the time associated with Advantest’s ordinary model. In addition, the M6242 has a built-in temperature control device which can minimize the temperature fluctuation within a 2.0°C range for temperatures between -10°C and 100°C. Advantest also has other test handler product line for test systems for memory semiconductors that meet varying cost and functional needs of its customers.

Test Handlers for Non-Memory Semiconductors. Advantest’s test handlers for non-memory semiconductors, including SoC semiconductors, are the M4841, the M4742A and the M4871, among others. With a rate of 32 semiconductors at a time, the M4841 can handle approximately twice as many semiconductors at a time as Advantest’s previous model. The M4841’s maximum throughput of up to 18,500 semiconductors per hour is triple the maximum throughput of the previous model. Furthermore, the M4841 is also capable of testing in a wide range of temperatures, from as low as -55°C or as high as 155°C.

The M4742A realizes a reduction in contact pitch exchange time in handling of various products, visualization of operation screen, visibility check of internal devices, and improvement of operability, hence contributing to higher productivity.

The M4871 integrates Advantest’s proven technology from its existing product lines with advanced functions, including visual alignment with high throughput, active thermal control using Advantest’s Dural Fluid design capability and a handler data visualization framework that enables users to conduct real-time monitoring of a test cell’s production status from any network-enabled connection. The M4871’s visual-alignment capability is most suited to handle fine-pitch devices with both top- and bottom-side contacts. Precision alignment also enables faster set-up and calibration, helping to increase productivity. In addition, the defrosting cycle time for low-temperature testing is dramatically reduced with the M4871 system, which can operate over a broad range of temperatures.

In addition, as a common feature in Advantest’s test handlers for memory/non-memory semiconductors, numerous functions to improve operating rate are installed.

Device Interfaces

Device interfaces are components which transmit test signals between the device being tested and the semiconductor and component test system. These components are divided into motherboards, socket boards, performance boards and sockets, all of which transmit signals to compatible components of a device under test; components compatible with a test handler device; and device interfaces and change kits with a device handling mechanisms and contact mechanisms, and probe card for front-end testing.

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

Motherboards: For test systems for memory semiconductors, Advantest will start providing motherboards capable of simultaneously handling a maximum of 768 semiconductors in fiscal 2015. For test systems for non-memory semiconductors, Advantest provides motherboards that are compatible with a maximum of 3,072 signals. Advantest also provides motherboards designed for use in front-end testing.

Socket Boards and Performance Boards: Advantest provides custom manufacturing of socket boards and performance boards for each device under test in accordance with customers’ specifications.

Sockets: Advantest provides sockets for test systems for memory semiconductors. Advantest provides low-inductance (0.4nH) sockets and fine pitch (0.4mm) sockets for semiconductors that are becoming more high-speed and more compact in size, and sockets with finer pitch (0.35mm) were introduced in 2014. In fiscal 2015, sockets with an even finer pitch (0.3 mm) are scheduled to be introduced.

Change Kits: Advantest provides carrying and contacting mechanism components compatible with each device under test for test handlers for memory semiconductors and test handlers for non-memory semiconductors.

Probe Card: Advantest provides probe card used for the front-end testing for memory semiconductors.

Advantest competes with numerous small and independent electronics manufacturers in providing device interfaces for its semiconductor and component test systems. However, Advantest believes that as the complexity of the testing requirements of next-generation semiconductors increases, it will enjoy competitive advantages by applying its technical knowledge, such as high speed signal transmission, derived from designing and manufacturing semiconductor and component test systems to device interfaces and by offering comprehensive solutions integrating software that fully utilize the performance of device interfaces. Advantest also believes it will enjoy competitive advantages by timely handling delivery of its products to customers, providing customer support, and offering products with lower prices as a result of cost reductions.

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

E3600 Series. The E3640 series is a new entry in Advantest’s widely-adopted E3600 Series of MVM-SEM® systems for photomasks. The E3640 delivers significantly improved measurement accuracy and higher throughput and its industry-best pattern measurement capability supports the ongoing shift to the 1Xnm node for semiconductor volume production. In addition to photomasks, the E3640 also offers enhanced metrology performance for EUV (extreme ultraviolet) masks, NIL (nanoimprint lithography) templates, and patterned media.

E3300 Series. The E3310 series is breakthrough MVM-SEM® for wafers, which has further advanced the technology used in E3630 MVM-SEM® for photomasks. While mass production of devices using 3D structural process such as FinFET (fin-shaped field effect transistor) is expected to continue, the E3310, which enables multidimensional observation and length measurement for wafers, provides process development at the 1Xnm node and a stable, high-accuracy measurement solution for mass production at the 22nm node and beyond, contributing to reduced process TAT (turnaround time) and higher productivity.

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

TAS7500 Series. The TAS7500 series is a family of compact and multipurpose terahertz spectroscopic / imaging systems. These systems perform non-destructive analysis of pharmaceuticals, chemicals, and communications materials, among others, with ease and at high speed. In addition to non-destructive analysis applications, the TAS7500 series is also an optimal choice for terahertz related research, leveraging high-precision detection technology to provide best-in-class sampling performance.

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

TAS5500 The TAS5500 is a calorimeter-type terahertz power meter that achieves highly accurate absolute power measurement of terahertz spatial beam. Because the system delivers measurement accuracy within 11% based on the 10.6µm standard set by Japan’s national institute, it can be used for research and development in the terahertz area, such as technology development of high-performance terahertz light source and terahertz communications.

TS9000 The TS9000 is a device to measure mold thickness of semiconductors non-destructively, rapidly and with a high degree of precision by means of terahertz waves. In a conventional process, engineers had to measure mold thickness using microscopes after cutting semiconductor chips, but the TS9000 enables users to test large volumes of samples and to readily grasp the mold thickness immediately after the molding process. The system’s high throughput that enables users to test large volumes of samples and readily grasp the mold thickness distribution of entire lots will contribute to the quality management and improvement of yield rate in volume production.

System-Level Test Systems

MPT3000. Advantest has developed a new product that makes it possible to test PCI Express (PCIe) 3.0 NVMe SSDs with the versatile MPT3000 platform. Advantest has entered the SSD system-level test market with this product, and it started receiving orders for test modules in fiscal 2013. The configurable MPT3000 platform is capable of supporting multiple protocols, and addresses SSD system-level test requirements by providing a wide range of test capabilities, including engineering validation, design verification, reliability demonstration and production testing.

W2BI. In June 2013, Advantest completed its acquisition of w2bi.COM, INC. (“W2BI”), a provider of system level test automation software for mobile devices, making W2BI a wholly-owned subsidiary of Advantest’s US subsidiary, Advantest America, Inc. The acquisition enabled Advantest to offer software that is essential in system-level testing for mobile devices and to enter the market for mobile device testing that is expected to grow in the future.

Customers

Advantest’s semiconductor and component test systems and mechatronics systems are shipped and delivered to world’s leading industrial, design and manufacturing companies and fabless semiconductor companies, as well as foundries and test houses. Sales to INTEL Corporation in fiscal 2012, Samsung Electronics Co., Ltd. in fiscal 2013 and INTEL Corporation in fiscal 2014 accounted for 10% or more of Advantest’s net sales in each of those respective years. Advantest’s five largest customers, all of which are semiconductor and component test system customers, accounted for approximately 37% in fiscal 2012, approximately 36% in fiscal 2013 and approximately 41% in fiscal 2014.

Geographic Sales

Of Advantest’s fiscal 2014 net sales, 92.0% were derived from products sold to customers located outside Japan. The following table sets forth Advantest’s net sales by geographic area, as well as net sales by geographic area as a percentage of total net sales for Advantest’s last three fiscal years. Net sales are classified into geographic areas based on the location to which the products are shipped.

	Fiscal 2012		Fiscal 2013		Fiscal 2014
Market	Net Sales (in millions)%		Net Sales (in millions)%		Net Sales (in millions)%
Japan	¥14,045	10.6	¥12,221	10.9	¥13,120	8.0
Asia (excluding Japan)	89,214	67.1	81,661	73.0	113,438	69.4
Americas	20,583	15.5	10,720	9.6	27,695	17.0
Europe	9,061	6.8	7,276	6.5	9,076	5.6

Total	¥132,903	100.0%	¥111,878	100.0%	¥163,329	100.0%

Japan. Advantest is working to maintain and expand its market share in Japan by continuing to work closely with its major customers to identify their needs during the early stages of their product development cycles. Since fiscal 2011, Japan’s semiconductor manufacturers have been increasingly outsourcing its manufacturing to Taiwan, Korea and China rather than investing in-house, so Advantest has been actively pursuing support of overseas outsourcing of manufacturing.

Asia (excluding Japan). Advantest’s Asian non-memory semiconductor sales (excluding Japan) in fiscal 2014 increased by 38.9% compared with fiscal 2013 to ¥113,438 million. This is because net sales to Taiwan and China, where many chipmakers related to smartphones are located, grew. Asia is the largest market for semiconductor and component test systems and mechatronics systems, with industrial, design and manufacturing companies and fabless semiconductor companies, assembly makers and test houses located in Taiwan, Korea, China and Singapore accounting for a majority of semiconductor production in Asia. Advantest views its relationships with these companies as critical to its semiconductor and component test system and mechatronics system business. Many Japanese, U.S. and European semiconductor manufacturers have shifted production to Asia, either to subsidiaries or foundries and test houses, and capital expenditure decisions for subsidiaries are usually made at the company’s headquarters. Foundries and test houses, a majority of which are located in Taiwan, often consult with their customers before investing in semiconductor and component test systems. Therefore, Advantest’s performance in Asia will also depend on its ability to maintain strong relationships with customers in Japan, the U.S. and Europe. In addition, some of Advantest’s customers have partnered with semiconductor manufacturers in Asia and outsourced manufacturing processes, thus further increasing the reliance on net sales to the Asia geographic market.

Americas. Advantest’s marketing efforts in this region are centered in the United States, and sales to the Americas accounted for approximately 17% of its total sales in fiscal 2014. Advantest’s net sales in the Americas in fiscal 2014 increased by 158.3% compared with fiscal 2013 to ¥27,695 million. This is because sales to chipmakers related to smartphones, many of whom are located in the Americas, grew. Semiconductor and component test systems are marketed and sold in the Americas primarily through Advantest’s subsidiary, Advantest America, Inc.

Europe. Sales in Europe constituted approximately 6% of Advantest’s net sales in fiscal 2014. Advantest’s principal European markets are Germany, Italy and France.

Sales and Marketing

Advantest sells its semiconductor and component test systems, mechatronics systems and maintenance support globally. Advantest’s direct sales department includes engineers who have in-depth knowledge of the customer’s business and technology needs. Currently, Advantest has sales offices in Japan, Taiwan, Singapore and other parts of Asia, the Americas and Europe. Advantest maintains its sales and support centers in close physical proximity to key customer sites to identify its customers’ needs in the early stage of product development and to provide required support in a timely fashion. Advantest is also strengthening its relationships with test houses through limited minority investments as a part of its sales and marketing strategy. In addition, Advantest offers operating lease contracts for semiconductor and component test systems through its subsidiary, Advantest Finance Inc.

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

•	Maintenance Support. Advantest’s maintenance support services consist of:

•	Call Center Support. Advantest offers call center support services for hardware and software in Japan, Singapore, the U.S. and Germany.

•

Internet Support. The Advantest customer support website offers maintenance tips and access to a database with possible solutions to semiconductor and component test system problems. Advantest customers can also make online requests for maintenance work and check the status of equipment sent in for repair through Advantest’s web page.

•

Repairs and Parts. Requests for repairs or parts can be made through the Advantest website or by phone. In addition, Advantest has in place a system that aims to deliver parts anywhere in the world within 4 hours, 24 hours or 72 hours, based on maintenance contracts, the customers’ requests and the urgency of the request. Equipment for maintenance is located in Germany, Singapore, the U.S. and Japan to supplement each other in the event of a major natural disaster. To provide for quick and efficient repairs, Advantest’s repair factories in Japan serve as the hub, and those in Germany, Singapore, the U.S., Korea, Taiwan and China also undertake repairs of test boards.

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

Manufacturing and Supplies

Advantest’s principal factories at which semiconductor and component test systems and mechatronics systems are manufactured are its Gunma Factory located in Gunma Prefecture, Japan, Cheonan Factory in Korea and Jabil Circuit Sdn Bhd’s Penang Factory in Malaysia to which manufacturing is outsourced. Printed circuit boards, on which electronic parts and other components are mounted for use in these products, are manufactured, assembled into final products and tested at the Gunma Factory. The Cheonan Factory procures components and parts, assembles final products and conducts tests for test handlers and device interfaces. Jabil Circuit Sdn Bhd’s Penang Factory produces mainly V93000 series printed circuit boards and assembles the final products and conducts tests. The Gunma Factory is highly automated, and testing and production systems within the factory are interconnected by a sophisticated local area network using advanced data management software. This network allows Advantest factory managers to check on the status of systems under production at any given time.

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

•	Reliability. Products that operate with minimal downtime allow semiconductor production and engineering work to proceed without frequent intervention and provide more cost-effective operation.

•	Delivery Time. Semiconductor manufacturers require timely delivery of products, especially in periods of high demand.

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

•	Customization of Products

According to a report issued by a research company, in 2010, Teradyne, Inc. held the highest share in the semiconductor test systems industry. In 2011 and 2012, Advantest achieved the highest share. In 2013 and 2014, Teradyne, Inc. held the highest share and Advantest held the second largest share, followed by Xcerra Corporation.

Some of Advantest’s other competitors include UniTest Inc. and EXICON Ltd. In addition, Advantest also competes in the mechatronics system market with, among others, Delta Design, Inc., TechWing Inc., Seiko Epson Corporation and Mirae Corporation for test handlers, and TSE Co., Ltd., Semes Co., Ltd. and SL-link Co., Ltd. for device interfaces. In addition, in the Services, Support and Others Segment, Advantest has been competing with similar companies. Advantest has been asked by customers to provide proposals to compete with new entrants with newer technologies or products in both the market for test systems for non-memory semiconductors and test systems for memory semiconductors.

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

Advantest has been addressing issues of social contribution activities and environmental issues from a global perspective. With increased attention in recent years on corporate ethics, Advantest believes that it should focus even more on the issue of CSR (Corporate Social Responsibility). Accordingly, Advantest has established a CSR & Environmental Affairs Promotion Office and seven related committees (Disclosure Committee, Personnel Mediation Committee, Information Security Committee, Internal Control Committee, Corporate Ethics Committee, Product Liability Committee and Safety and Health Committee), to engage in corporate social responsibility efforts.

Glossary

3D	Three-dimensional.

Analog circuits	Circuits on a semiconductor that monitor, condition, amplify or transform analog signals, which are signals that vary continuously over a wide range of values. Analog circuits process analog signals translated from real world phenomena such as sound, light, heat and motion.

CD-SEM	Critical-dimension measuring scanning electron microscope.

DDR-SDRAM	Double Data Rate Synchronous Dynamic Random Access Memory. Memory semiconductor that can be read from, or written to, at double the rate of traditional SDRAM semiconductors.

DDR2-SDRAM	Advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR-SDRAM semiconductors.

DDR3-SDRAM	DDR-SDRAM semiconductors that be read from, or written to, at a significantly higher rate than DDR2-SDRAM semiconductors.

DDR4-SDRAM	The next generation advanced DDR-SDRAM semiconductors that can be read from, or written to, at a significantly higher rate than DDR3-SDRAM semiconductors.

Digital circuits	Circuits that perform binary arithmetic functions on data represented by a series of on/off states.

DRAM	Dynamic Random Access Memory. Devices that store a large volume of data and can read and write data freely. Because of their volatile characteristics, periodic re-writing of data is required to maintain memory information.

EB	Electron beam.

Foundries	Semiconductor manufacturing service providers that manufacture semiconductors based on their customers’ semiconductor designs.

Fabless	Manufacturers that outsource their entire production to external entities, instead of having their own manufacturing facilities.

Flash memory	Memory devices that electrically erase or write data freely. A type of nonvolatile memory which maintains data even when the power is turned off.

GDDR	Graphics DDR. DDR memory standard specifically designed for use in RAM video cards.

Gbps	Gigabits per second.

Integrated circuit	An electric part made of a combination of many transistors on a silicon wafer.

LCD driver integrated circuits	Integrated circuits that operate LCD (Liquid Crystal Display).

Logic circuits	Circuits that perform binary arithmetic functions.

LPDDR	Low Power DDR memory.

LPDDR 2	DDR2 memory that has higher speed and lower power consumption than LPDDR.

LPDDR 3	DDR3 memory that has higher speed and lower power consumption than LPDDR2.

LPDDR 4	DDR4 memory that has higher speed and lower power consumption than LPDDR3.

LSI	Large-scale integration.

Mbps	Megabits per second.

Memory circuits	Circuits that store data and programs.

MCP	Multi Chip Package. A package which combines multiple chips with different functions.

MCU	Micro Controller Unit. An integrated circuit that contains all necessary functions required for a small-scale computer system.

MPU	Microprocessor unit. A microprocessor that incorporates most or all of the functions of a computer’s central processing unit on a single integrated circuit.

MVM-SEM®	MVM stands for Multi Vision Metrology and SEM stands for Scanning Electron Microscope. “MVM-SEM” is an Advantest-registered trademark.

NAND	A type of flash memory that is primarily used for data storage due to its large storage capability.

nm	Nanometer.

Per site processor architecture	Computing architecture that can control test functions at each target device for testers that simultaneously measure multiple devices.

Photomask	An original plate on which circuit patterns using photolithographic technology are etched on silicon substrates during the manufacturing processes of semiconductor integrated circuit (SIC) and liquid crystal displays, among others.

SDRAM	Synchronous Dynamic Random Access Memory—DRAM that is synchronized with the system bus.

SEM	Scanning electron microscope.

SoC	System on a Chip. A chip that integrates functions, including logic, memory and signaling that are conventionally executed with multiple chips but requires smaller space and significantly less electricity.

Scalable platform	Platform that can be optimally structured for small systems through large systems, depending on the size/type of the target devices and the number of devices being measured simultaneously.

Test houses	Providers of semiconductor test services.

Test processor per pin architecture	Architecture which is able to perform test functions using sequencers mounted on a single pin.

Testing for KGD	Known Good Die. Testing for KGD is conducted to guarantee that semiconductor bare chips are in good quality.

Terahertz (THz) waves	Terahertz waves lie between microwaves and light with frequency of 0.1-10THz on the electromagnetic spectrum.

TSV	(Through-Silicon Via) A technique for mounting semiconductors which are electronic components. Involves a vertical electrode passing through a silicon semiconductor chip.

4.C.	ORGANIZATIONAL STRUCTURE

As of June 25, 2015, Advantest had 8 Japanese subsidiaries and 23 overseas subsidiaries. The following table sets forth for each of Advantest’s principal subsidiaries, the country of incorporation and the principal activities of the subsidiary.

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

Advantest has prepared itself for crises such as large-scale natural disasters, and each department of Advantest has drafted its own disaster procedures and manuals. Furthermore, in order to prevent any disruption of its core businesses, or in case of suspension, to re-start the suspended businesses, including the recovery of important facilities, in the shortest possible time, Advantest has developed and implemented its “Business Continuity Plan”. However, if such Business Continuity Plan is not effective, Advantest’s core businesses could be disrupted at a time of crisis, such as large-scale natural disasters, and it could take a substantial amount of time to recover.

ITEM 4A. UNRESOLVED	STAFF COMMENTS

None.

ITEM 5. OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

5.A.	OPERATING RESULTS

The following discussion and analysis of Advantest’s financial condition and results of operations should be read with “Key Information—Selected Financial Data” and the audited consolidated financial statements for fiscal 2012, 2013 and 2014 as well as the notes to such consolidated financial statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

Advantest manufactures and sells semiconductor and component test systems and mechatronics-related products such as test handlers, device interfaces and those related to nano-technology. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

The Semiconductor and Component Test System Segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines in the Semiconductor and Component Test System Segment include test systems for non-memory semiconductors and memory semiconductors. Test systems for non-memory semiconductors include test systems for SoC semiconductors, test systems for LCD driver ICs and test systems for semiconductors used in car electronics. This business segment is the most important segment, accounting for 66.3% of Advantest’s net sales in fiscal 2014.

The Mechatronics System Segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and nano-technology-related operations. This business segment accounted for 17.4% of Advantest’s net sales in fiscal 2014.

The Services, Support and Others Segment consists of comprehensive customer solutions provided in connection with the Semiconductor and Component Test Systems and Mechatronics System Segments, support services, equipment lease business, new businesses and others. This business segment accounted for 16.4% of Advantest’s net sales in fiscal 2014.

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

The business environment in which the Semiconductor and Component Test System Segment operates saw active capital investment by manufacturers into expansions of their production capacities and for miniaturization of semiconductors, spurred by ongoing global adoption of smartphones and improvements in handset performance and growing demand for semiconductors from data centers.

Amid these conditions, Advantest strove to maximize profitability by engaging in sales promotions for non-memory test systems for which demand growth has been particularly strong, as well as by expanding its customer base across all business segments.

As a result of the above, net sales of the Semiconductor and Component Test Systems Segment totaled ¥108,320 million in fiscal 2014, a 48.3% increase compared to that of fiscal 2013. For a detailed discussion of these factors, see “Information on the Company—Business Overview—Industry Overview.”

In the Semiconductor and Component Test System segment, demand for non-memory test system was strong throughout the period, driven by robust sales of new high-end smartphones and by expansion of LTE base station infrastructure in China and the growth of the Chinese LTE smartphone market.

Demand for test systems for memory test systems accelerated in the second half of fiscal 2014 due to increasing functional speeds of DRAM and NAND flash memories.

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

Mechatronics System Segment

In the Mechatronics System Segment, nanotechnology business generated higher profits and net sales by capturing increasing demand associated with miniaturization of semiconductors and 3D chip architectures. Demand for device interfaces and test handlers that is closely correlated with the tester market also grew in connection with increased demand for semiconductor test systems.

Mainly as a result of the above, net sales of the Mechatronics System Segment totaled ¥28,347 million in fiscal 2014, an 89.2% increase compared to that of fiscal 2013.

Services, Support and Others Segment

In the Services, Support and Others Segment, Advantest has focused on maintenance services such as installation and repair of Advantest’s products and lease and rental services of its products as a part of Advantest’s effort to provide customers with comprehensive solutions. Efforts to improve the profitability of the field services business generated positive results, including an increased number of annual maintenance contracts. Advantest’s newly developed and launched SSD (solid state drive) test system, developed in anticipation of strong growth in the SSD market, also contributed to net sales starting in fiscal 2014.

As a result of the above, net sales of the Services, Support and Others Segment totaled ¥26,752 million in fiscal 2014, a 10.8% increase compared to that of fiscal 2013.

Research and Development

Research and development expenses represent a significant portion of Advantest’s annual operating expenses. Advantest’s research and development expenses were ¥33,062 million in fiscal 2012, ¥32,670 million in fiscal 2013 and ¥29,876 million in fiscal 2014. Consequently, research and development expenses were 24.9%, 29.2% and 18.3% of net sales in fiscal 2012, fiscal 2013 and fiscal 2014, respectively.

Personnel

As of March 31, 2015, Advantest had a total of 4,564 full-time employees, a decrease of 61 persons, or 1.3%, compared to March 31, 2014.

Advantest plans to continue its recruitment of new hires as part of its mid-to long-term growth strategy. Advantest expects that most of these new hires will join the Semiconductor and Component Test System Segment and Mechatronics System Segment to support the growth of Advantest’s businesses. Other new hires are expected to join Advantest’s maintenance support division or administrative divisions. The addition of these new hires may increase Advantest’s future selling, general and administrative expenses and its research and development expenses.

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

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on Advantest’s operating income and net income. The strengthening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a negative impact on operating income and net income. The Euro, however, may have the opposite effect as compared with other foreign currencies since there are currently more costs incurred in Euro than net sales derived in Euro.

In fiscal 2012, the appreciation of the yen continued, starting from the low ¥80s to the U.S. dollar and strengthened to the high ¥70s to the U.S. dollar in the second quarter. However, in the third quarter the Japanese yen started to depreciate and returned to the low ¥90s to the U.S. dollar by the end of fiscal 2012. In the first quarter of fiscal 2013, the Japanese yen depreciated from low ¥90s to the U.S. dollar to ¥103 to the U.S. dollar, and then appreciated to low ¥90s to the U.S. dollar. In the second quarter, the Japanese yen stayed at high ¥90s to the U.S. dollar, and in the third quarter depreciated to ¥105 to the U.S. dollar. In the fourth quarter, however, the

Japanese yen stayed at low ¥100s to the U.S. dollar as a result of the market’s concerns over currencies in emerging markets and tensions in Ukraine. In the first half of fiscal 2014, the Japanese yen stayed at low ¥100s to the U.S. dollar. In the third quarter, the Japanese yen depreciated to ¥120s to the U.S. dollar as a result of Bank of Japan’s policy to expand the monetary easing. In the fourth quarter, the Japanese yen stayed at ¥119 and ¥120s to the U.S. dollar.

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

Inventories

Advantest’s inventories consist of on-hand inventory, including inventory located at customer sites, and inventory that is on-order and subject to a contract that is non-cancelable. Advantest states its inventories at the lower of cost or market. Cost is determined using the average cost method. Advantest determines the market for finished goods by determining net realizable value and for raw materials by identifying replacement cost. Advantest reviews its inventories and determines the appropriate amount of any inventory write-downs periodically based on these reviews. Write-downs occur from the discontinuation of product lines, inventory in excess of estimated usage, the release of new products which renders inventory obsolete and declines in net realizable value of Advantest’s inventory leased to customers. Advantest recognizes inventory write-downs in cost of sales. Advantest may be required to take additional charges for excess and obsolete inventory in fiscal 2015 or other future periods if future weakness in its businesses causes further reductions to Advantest’s inventory valuations. In addition, unexpected changes in testing technology can render Advantest’s inventories obsolete. Advantest evaluates its inventory levels based on its estimates and forecasts of demand for its products.

Advantest’s inventories increased by ¥7,010 million, or 23.2%, during fiscal 2014 to ¥37,210 million as of March 31, 2015.

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

Depreciation expense was ¥5,778 million, ¥6,106 million and ¥4,210 million for the fiscal years 2012, 2013 and 2014, respectively.

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

In fiscal 2012, Advantest recognized an impairment loss of ¥134 million on certain building and land asset that was reclassified as assets held for sale. As a result of lower than expected future cash flows and changes in the business environment impact on profits, during fiscal 2013, Advantest recognized impairment losses of ¥1,099 million and ¥11,671 million on property, plant and equipment and intangible assets, respectively, included in the Semiconductor and Component Test System Segment. In addition, Advantest recognized impairment losses of ¥497 million and ¥228 million on property, plant and equipment and intangible assets, respectively, included in the Mechatronics System Segment. In fiscal 2014, Advantest recognized an impairment loss of ¥211 million.

Business Combinations

Advantest allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired, including in-process research and development (“IPR&D”), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Advantest basically engages independent third-party appraisal firms to assist it in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

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

The provisions of the accounting standard for goodwill and other intangibles allow Advantest to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. For its annual goodwill impairment test in the fourth quarter of fiscal 2014, Advantest performed a quantitative test for all of the reporting units. In the first step, Advantest compares the fair value of each reporting unit to its carrying value. Advantest’s reporting units are consistent with the reportable segments identified in Note 19 to the Consolidated Financial Statements. Advantest determines the fair value of its reporting units based on an income approach. Under the income approach, Advantest calculates the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and Advantest is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then Advantest must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then Advantest records an impairment loss equal to the difference.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows and risk-adjusted discount rates. Advantest bases its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, Advantest makes certain judgments and assumptions in allocating corporate assets and liabilities to determine the carrying values for each of its reporting units.

Advantest’s annual goodwill impairment analysis indicated no impairments of goodwill. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment analysis, Advantest applied a hypothetical and approximate 10% decrease to the fair value of each reporting unit. As a result of the sensitivity analysis, as of March 31, 2015, Advantest does not have any reporting units that are at risk that the carrying amount of the reporting unit would reasonably likely exceed its fair value.

Intangible assets with definite useful lives are amortized on a straight-line basis over the estimated useful lives. The estimated useful lives of software are generally from 3 years to 5 years, and of customer relationships and developed technologies are 7 years and 4 years, respectively.

Trade Receivables

Advantest’s trade receivables, less allowance for doubtful accounts, was ¥24,960 million as of March 31, 2015, as compared with ¥20,404 million as of March 31, 2014. Advantest maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Advantest provides an allowance for doubtful accounts for all specific accounts receivable that it judges are probable of not being collected.

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

At the end of fiscal 2014, Advantest decreased its allowance for doubtful accounts by ¥35 million to ¥93 million, from fiscal 2013. A reversal of allowances made for accounts receivable that are later collected, depending upon the recovered financial status of its customers and Advantest’s collection efforts, will decrease the selling, general and administrative expenses for the accounting period during which such collection takes place. Conversely, additional allowances may be necessary in the future if conditions in the industries of some of Advantest’s customers do not improve in the near-term.

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

Accrued warranty expenses were ¥1,525 million at March 31, 2015, a decrease of ¥64 million from ¥1,589 million at March 31, 2014.

Convertible Bonds

The ¥30,000 million zero coupon convertible bonds due 2019 (bonds with stock acquisition rights), which were issued in March 2014 contain embedded features such as conversion option. These embedded features have not been bifurcated for accounting purposes.

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

Advantest has recorded ¥861 million and ¥1,283 million as stock-based compensation expense in fiscal 2012 and 2013, respectively. In fiscal 2014, Advantest had no stock-based compensation expense.

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

Pension related adjustments (net of tax) recognized in other comprehensive income (loss) for fiscal 2012, 2013 and 2014 were (¥1,779 million), ¥342 million and (¥4,147 million), respectively. Pension related adjustments of (¥4,147 million) for fiscal 2014 were recognized due to the reduction of discount rate used to determine benefit obligations for non-Japanese plans and losses on plan assets.

Advantest has recorded ¥3,166 million, ¥3,426 million and ¥3,407 million as benefit cost in fiscal 2012, 2013 and 2014, respectively.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible including management’s expectations of future semiconductor market and semiconductor and component test systems market prospects and other factors, management believes it is more likely than not that Advantest will realize the benefits of these deductible differences, net of valuation allowance. The valuation allowance in fiscal 2014 was decreased by ¥7,312 million primarily due to decrease of net operating loss carry forwards (“NOL”). The net (decreases) increases in valuation allowance were ¥8,884 million and ¥3,762 million for fiscal years 2012 and 2013, respectively.

At March 31, 2014, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥74,022 million of which ¥49,097 million represents NOL. Advantest has also recorded a valuation allowance of ¥62,834 million, and as a result, net deferred tax assets were ¥11,188 million. At March 31, 2015, Advantest has recorded on its consolidated balance sheet, deferred tax assets of ¥65,118 million of which ¥40,378 million represents NOL. Advantest has also recorded a valuation allowance of ¥55,522 million, and as a result, net deferred tax assets were ¥9,596 million. NOL carry forwards utilized were ¥14,728 million, ¥2,712 million and ¥23,579 million in fiscal years 2012, 2013 and 2014, respectively.

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

Recently Issued Accounting Guidance

In May 2014, the FASB issued the accounting standard for revenue from contracts with customers. This standard supersedes virtually all existing revenue recognition requirements under US GAAP and requires an entity to apply the five steps to recognize revenue from contracts with customers unless the contracts are in the scope of other US GAAP requirements. Additionally, an entity should disclose quantitatively and qualitatively sufficient information including contract with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The entity should apply the amendments in this standard using one of the following two methods; retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of the initial application. The standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The standard is required to be adopted by Advantest in the first quarter beginning April 1, 2017. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition.

Results of Operations—Fiscal 2014 Compared with Fiscal 2013

Net Sales

Advantest’s net sales increased by ¥51,451 million, or 46.0%, compared with fiscal 2013, to ¥163,329 million in fiscal 2014. This was primarily as a result of engaging in sales promotions for non-memory test systems for which demand growth has been particularly strong, as well as expanding its customer base across all business segments. It is estimated that the fluctuations in exchange rates during fiscal 2014 contributed to an increase of Advantest’s net sales by ¥9,745 million in fiscal 2014.

The following is a discussion of net sales for Advantest’s Semiconductor and Component Test System, Mechatronics System and Services, Support and Others Segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2014, net sales of Advantest’s Semiconductor and Component Test System Segment accounted for 66.3% of total net sales. Net sales of Advantest’s Semiconductor and Component Test System Segment for fiscal 2014 increased by ¥35,303 million, or 48.3%, compared with fiscal 2013, to ¥108,320 million. It is estimated that fluctuations in exchange rates during fiscal 2014 contributed to an increase of Advantest’s net sales in its Semiconductor and Component Test System Segment by ¥7,079 million.

Net sales of test systems for non-memory semiconductors in fiscal 2014 increased by ¥36,705 million, or 74.0%, compared with fiscal 2013 to ¥86,319 million. This increase was mainly due to demand for non-memory test system being strong throughout the period, driven by robust sales of new high-end smartphones and by expansion of LTE base station infrastructure in China and the growth of the Chinese LTE smartphone market.

Net sales of test systems for memory semiconductors in fiscal 2014 decreased by ¥1,402 million, or 6.0%, compared with fiscal 2013 to ¥22,001 million. This decrease was mainly due to significant constraints in capital investments by Advantest’s major customers.

Mechatronics System Segment

Net sales of the Mechatronics System Segment including test handlers, device interfaces and business related to nano-technology increased by ¥13,363 million, or 89.2%, compared to fiscal 2013 to ¥28,347 million in fiscal 2014. This increase was mainly because nanotechnology business generated higher profits and net sales by capturing increasing demand associated with miniaturization of semiconductors and 3D chip architectures, and also because demand for device interfaces and test handlers that is closely correlated with the tester market also grew in connection with increased demand for semiconductor test systems.

Services, Support and Other Segment

Net sales of the Services, Support and Other Segment increased by ¥2,601 million, or 10.8%, compared with fiscal 2013 to ¥26,752 million in fiscal 2014, mainly due to efforts to improve the profitability of the field services business generated positive results, including an increased number of annual maintenance contracts, and the newly developed and launched SSD (solid state drive) test system, developed in anticipation of strong growth in the SSD market, contributing to net sales starting in fiscal 2014. The main businesses in the Services, Support and Others Segment were maintenance services, leasing and rentals and new businesses.

Geographic Markets

Advantest experienced an increase of 46.0% in net sales in fiscal 2014, which was primarily due to increase in sales in the Americas, Taiwan and China.

Net sales in Japan increased by ¥899 million, or 7.4%, compared with fiscal 2013 to ¥13,120 million in fiscal 2014. This increase was mainly due to a strong demand for non-memory test systems.

Net sales in Asia (excluding Japan) increased by ¥31,777 million, or 38.9%, compared with fiscal 2013 to ¥113,438 million in fiscal 2014. Net sales in Korea decreased by ¥2,698 million, or 8.7% compared with fiscal 2013. This decrease was mainly due to the significant constraints in capital investments by Advantest’s major customers. Net sales in Taiwan increased by ¥22,613 million, or 67.8% compared with fiscal 2013. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) increased by ¥11,862 million, or 68.5%, compared with fiscal 2013. The increase in sales in Taiwan and China were mainly due to increase in sales to chipmakers related to smartphones, many of which are in Taiwan and China. It is estimated that fluctuations in exchange rates during fiscal 2014 contributed to an increase of Advantest’s net sales in Asia by approximately ¥6,528 million.

Net sales in the Americas increased by ¥16,975 million compared with fiscal 2013 to ¥27,695 million in fiscal 2014. This increase was mainly due to increase in sales to chipmakers related to smartphones, many of which are in the Americas. It is estimated that fluctuations in exchange rates during fiscal 2014 contributed to an increase of Advantest’s net sales in the Americas by approximately ¥1,746 million, primarily due to the appreciation of the U.S. dollar against the Japanese yen.

Net sales in Europe increased by ¥1,800 million compared to fiscal 2013 to ¥9,076 million in fiscal 2014. This increase was mainly due to a strong demand for non-memory test systems. It is estimated that fluctuations in exchange rates during fiscal 2014 contributed to an increase of Advantest’s net sales in Europe by approximately ¥855 million.

Advantest’s overseas sales as a percentage of total sales was 92.0% and 89.1% for fiscal 2014 and 2013, respectively.

Operating Expenses

In fiscal 2014, Advantest’s operating expenses increased by ¥463 million, or 0.3%, compared with fiscal 2013 to ¥148,710 million. The main reasons for operating expense increasing slightly despite the large increase in net sales are as follows.

In fiscal 2014, cost of sales increased by ¥10,358 million, or 16.6%, compared to fiscal 2013 to ¥72,903 million. This increase was mainly due to a ¥51,451 million increase in net sales. The increase, however, was partially offset by the recording of inventory valuation losses of ¥3,952 million and impairment losses for long-lived assets of ¥427 million in the third quarter of fiscal 2013.

In fiscal 2014, research and development expenses decreased by ¥2,794 million, or 8.6%, compared to fiscal 2013 to ¥29,876 million. This decrease was mainly due to a decrease in costs after streamlining some research and development projects.

In fiscal 2014, selling, general and administrative expenses increased by ¥5,756 million, or 14.4%, compared to fiscal 2013 to ¥45,720 million. This increase was mainly due to the continuing depreciation of the Japanese yen, which resulted in an increase of cost that is denominated in foreign currencies.

In fiscal 2013, aside from the recording of the cost of sales, Advantest recorded a one-time expense for impairment loss in an amount of ¥13,068 million as impairment charge.

Operating Income (Loss)

In fiscal 2014, operating income improved by ¥50,988 million compared to fiscal 2013, resulting in operating income of ¥14,619 million.

Other Income and Expenses

In fiscal 2014, interest and dividend income increased by ¥4 million, or 2.0%, compared with fiscal 2013 to ¥203 million.

In fiscal 2014, interest expenses decreased by ¥3 million compared with fiscal 2013 to ¥137 million.

In fiscal 2014, gain on sale of investment securities decreased by ¥646 million compared with fiscal 2013 to ¥750 million.

In fiscal 2014, other expense improved by ¥4,011 million compared with fiscal 2013, to an income of ¥3,424 million. This improvement was mainly due to an improvement in foreign currency exchange income of ¥3,860 million compared with fiscal 2013 as a result of the appreciation of the U.S. dollar against Japanese yen. Currency exchange profits/losses represent the difference between the value of foreign currency-denominated sales, translated at prevailing exchange rates, and either (i) the value of sales settled during the same fiscal year, including those settled using foreign exchange forward contracts, or (ii) the value of cash and cash equivalents, accounts receivable and payables outstanding remeasured at the exchange rate in effect as of March 31, 2015.

Income Taxes (Benefit)

In fiscal 2014, Advantest’s effective tax rate was 31.3%, while the effective tax rate for fiscal 2013 was 0.2%. The statutory tax rate of the Company and its domestic consolidated subsidiaries was 35.4% for fiscal 2014. For a more detailed discussion on income taxes of Advantest in fiscal 2014 and fiscal 2013, see Note 13 to Advantest’s consolidated financial statements.

Net Income (Loss)

As a result of the foregoing, in fiscal 2014, Advantest’s net income improved by ¥48,488 million compared to fiscal 2013, resulting in an income of ¥12,948 million.

Other Comprehensive Income (Loss)

In fiscal 2014, Advantest’s other comprehensive income (loss), net of tax, increased by ¥806 million compared to fiscal 2013 to an income of ¥13,061 million. This was mainly due to an increase of ¥4,919 million in foreign currency translation adjustments from an income of ¥12,555 million in fiscal 2013 to an income of ¥17,474 million in fiscal 2014. The increase, however, was partially offset by a decline of ¥4,489 million in pension related adjustments from an income of ¥342 million in fiscal 2013 to a loss of ¥4,147 million in fiscal 2014.

Results of Operations—Fiscal 2013 Compared with Fiscal 2012

Net Sales

Advantest’s net sales decreased by ¥21,025 million, or 15.8%, compared with fiscal 2012, to ¥111,878 million in fiscal 2013. This was primarily due to significant constraints in capital investments by some of Advantest’s major customers since last summer, particularly for non-memory test systems. It is estimated that the fluctuations in exchange rates during fiscal 2013 contributed to an increase of Advantest’s net sales by ¥12,083 million in fiscal 2013.

The following is a discussion of net sales for Advantest’s Semiconductor and Component Test System, Mechatronics System and Services, Support and Others Segments. Net sales amounts discussed include intercompany sales between segments.

Semiconductor and Component Test System Segment

In fiscal 2013, net sales of Advantest’s Semiconductor and Component Test System Segment accounted for 65.3% of total net sales. Net sales of Advantest’s Semiconductor and Component Test System Segment for fiscal 2013 decreased by ¥28,102 million, or 27.8%, compared with fiscal 2012, to ¥73,017 million. It is estimated that fluctuations in exchange rates during fiscal 2013 contributed to an increase of Advantest’s net sales in its Semiconductor and Component Test System Segment by ¥7,229 million. Net sales of test systems for non-memory semiconductors in fiscal 2013 decreased by ¥33,754 million, or 40.5%, compared with fiscal 2012 to ¥49,614 million. This decrease was mainly as a result of significant constraints in capital investments by some of Advantest’s major customers due to prolonged production volume corrections and inventory adjustments for logic semiconductors for PCs and high-end smartphones.

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

Net sales in Japan decreased by ¥1,824 million, or 13.0%, compared with fiscal 2012 to ¥12,221 million in fiscal 2013. This decrease was mainly due to a reduced demand for digital household appliances resulting in significant constraints in capital investments by some of Advantest’s major customers that led to a drop in demand for non-memory test systems.

Net sales in Asia (excluding Japan) decreased by ¥7,553 million, or 8.5%, compared with fiscal 2012 to ¥81,661 million in fiscal 2013. Net sales in Korea and Taiwan decreased by ¥783 million, or 2.5%, and ¥2,479 million, or 6.9%, compared with fiscal 2012, respectively. This decrease was mainly due to the weakening of the high-end smartphone sales resulting in constraints in capital investments by Advantest’s customers that led to a drop in sales of non-memory test systems. Net sales in China and the rest of Asia (excluding Japan, Taiwan and Korea) decreased by ¥4,291 million, or 19.9%, compared with fiscal 2012. This decrease was mainly due to the weakening of the PC market resulting in significant constraints in capital investments by some of Advantest’s major customers that led to a drop in sales of non-memory test systems. It is estimated that fluctuations in exchange rates during fiscal 2013 contributed to an increase of Advantest’s net sales in Asia by approximately ¥8,837 million.

Net sales in the Americas decreased by ¥9,863 million compared with fiscal 2012 to ¥10,720 million in fiscal 2013. This decrease was mainly due to the weakening of the PC market resulting in significant constraints in capital investments by some of Advantest’s major customers that led to a drop in sales of non-memory test systems. It is estimated that fluctuations in exchange rates during fiscal 2013 contributed to an increase of Advantest’s net sales in the Americas by approximately ¥1,707 million, primarily due to the appreciation of the U.S. dollar against the Japanese yen.

Net sales in Europe decreased by ¥1,785 million compared to fiscal 2012 to ¥7,276 million in fiscal 2013. This decrease was mainly due to the weakening of the high-end smartphone sales resulting in significant constraints in capital investments by some of Advantest’s major customers that led to a drop in sales of non-memory test systems. It is estimated that fluctuations in exchange rates during fiscal 2013 contributed to an increase of Advantest’s net sales in Europe by approximately ¥1,219 million.

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

Advantest issued ¥25.0 billion in corporate bonds in Japan on May 25, 2012, of which ¥10.0 billion was repaid in May 2015. Advantest issued Zero Coupon Convertible Bonds (bonds with stock acquisition rights) in the aggregate principal amount of ¥30.0 billion on March 14, 2014, with a maturity date of March 14, 2019.

Advantest’s cash and cash equivalents balance increased by ¥28,577 million in fiscal 2014 to ¥97,574 million as of March 31, 2015. As of March 31, 2015, approximately 22% of Advantest’s cash and cash equivalents were held in Japanese yen. This large decrease from 46% of Advantest’s cash and cash equivalents held in Japanese yen on March 31, 2014 resulted from an increase in sales on a U.S. dollar basis in fiscal 2014.

Net income in operating activities was ¥12,948 million. As a result of an increase of ¥7,856 million and ¥5,094 million in accounts payable and accrued expenses, and in inventories, respectively, and an adjustment of noncash items such as impairment losses and depreciation, net cash provided by operating activities was ¥24,481 million in fiscal 2014. Net cash provided by operating activities improved by ¥28,257 million in fiscal 2014 compared to ¥3,776 million in net cash used in operating activities in fiscal 2013. The main reason for the improvement in fiscal 2014 was a large increase in net sales, which resulted in an increase in net income, which was partially offset by the increase in inventories.

Net cash used in investing activities was ¥1,310 million in fiscal 2014, which was a decrease of ¥3,401 million compared to net cash used in investing activities in the amount of ¥4,711 million in fiscal 2013. The main reason for the decrease in fiscal 2014 was primarily due to payments made to purchase tangible fixed assets in the amount of ¥5,511 million in fiscal 2013, whereas the amount paid for tangible fixed assets in fiscal 2014 was ¥3,230 million.

Net cash used in financing activities was ¥1,298 million in fiscal 2014, which was a worsening of ¥28,500 million compared to net cash provided by financing activities in the amount of ¥27,202 million in fiscal 2013. Such worsening was primarily attributable to issuance of Zero Coupon Convertible Bonds (bonds with stock acquisition rights) in the aggregate principal amount of ¥30.0 billion in fiscal 2013.

Net effect of exchange rate changes on cash and cash equivalents was favorable by ¥6,704 million in fiscal 2014, an improvement of ¥2,090 million compared to fiscal 2013.

Advantest has various retirement and severance plans for employees, including non-contributory defined benefit retirement and severance plans consisting primarily of the Employees Provident Fund (“EPF”) plan. As mentioned in Note 16 to the consolidated financial statements, in the balance sheet as of March 31, 2015, the amount of ¥35,034 million has been recognized as accrued severance and pension costs. Advantest has contributed to the EPF plan in accordance with local statutory requirements. Advantest’s cash funding requirements would be affected by any changes in interest rates, rate of returns on plan assets and government regulations. The contributions paid by Advantest under the EPF were ¥1,908 million in fiscal 2013 and ¥1,615 million in fiscal 2014. Advantest expects to contribute ¥1,057 million under the EPF in fiscal 2015.

5.C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

In order to support technology on the leading-edge, Advantest undertakes research and development initiatives to develop products which play a central role in the area of measuring technologies to support electronics, information and communications, and semiconductor manufacturing. Advantest’s research and development focuses on the development of new products and the improvement of existing products. In particular, in the Semiconductor and Component Test System Segment, a large and ongoing investment in research and development is necessary in order to maintain market competitiveness and to provide many types of products that meet the various needs of the customers. Advantest also conducts research of basic technologies. Advantest’s expenditures for research and development were approximately ¥33.1 billion in fiscal 2012, approximately ¥32.7 billion in fiscal 2013 and approximately ¥29.9 billion in fiscal 2014. Advantest employs over 1,000 engineers and other personnel in its research and development division.

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

Advantest is currently engaged in the research and development of electron-beam, or e-beam, lithography technology used to draw circuit patterns directly on semiconductor wafers, as well as the research and development of electron-beam length measuring systems used to measure the microscopic size of the circuit pattern of a photomask. Due to their throughput limitations, e-beam lithography systems are currently used in the development of high value-added semiconductors with limited production volumes and semiconductor prototypes. Advantest believes that in order to meet demand for next generation equipment, further research and development will be necessary for technologies for improvement in throughput as well as for attaining high precision technologies necessary for the leading semiconductor design and manufacturing process.

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

As of March 31, 2015, Advantest had no material off-balance sheet arrangements.

Advantest does not participate in transactions that derecognize assets or liabilities through unconsolidated entities, structured finance or special purpose entities that were created for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects Advantest’s current obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as of March 31, 2015.

	Payments due by Period
Contractual Cash Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Short-Term Debt	¥—	¥—	¥—	¥—	¥—
Long-Term Debt, including current portion	55,000	10,000	15,000	30,000	—
Operating Leases	5,854	1,147	1,801	1,354	1,552
Contractual Obligations	3,234	3,113	121	—	—

Total Contractual Cash Obligations	¥64,088	¥14,260	¥16,922	¥31,354	¥1,552

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

Directors of the Company as of June 24, 2015 and their respective business experience are listed below.

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Shinichiro Kuroe (March 30, 1959)	Representative Director,	4/1981	Joined Advantest Corporation
	President and CEO	2/2003	General Manager, Memory Tester Business Division
		6/2005	Executive Officer
		6/2009	Director, Managing Executive Officer
		6/2013	Director, Corporate Vice President
		8/2014	Representative Director, President and CEO (present position)

Osamu Karatsu (April 25, 1947)	Director	4/1975	Joined Nippon Telegraph and Telephone Public Corporation
		6/1991	Executive Manager, LSI Laboratories, Nippon Telegraph and Telephone Corporation
		6/1997	Vice President and Director, Advanced Telecommunications Research Institute International
		4/1999	Principal Consultant, SRI Consulting K.K.
		4/2000	Chief Executive Director, SRI International, Japan
		6/2012	Director, Advantest Corporation (present position)

Seiichi Yoshikawa	Director	7/1969	Joined Fujitsu Limited
(March 22, 1946)		6/2000	Director, Fujitsu Laboratories Ltd.
		6/2004	Managing Director, Fujitsu Laboratories Ltd.
		3/2011	Chairman, QD Laser, Inc.
		9/2012	Principal Fellow, Center for Research and Development Strategy, Japan Science and Technology Agency
		6/2013	Director, Advantest Corporation (present position)

Sae Bum Myung (September 16, 1954)	Director, Senior Executive Officer Sales and Marketing	4/1989	Joined Advantest Corporation
		6/2006	Representative Director and President, Advantest Korea Co., Ltd.
		6/2008	Executive Officer
Asia Sales, Sales and Marketing Group
		6/2011	Director, Managing Executive Officer
Sales and Marketing (present position)
Executive Vice President, Sales and Marketing Group
		8/2012	Executive Vice President, Sales Group (present position)
		6/2015	Director, Senior Executive Officer (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Hiroshi Nakamura (December 4, 1957)	Director, Managing Executive Officer Corporate Administration	4/1981	Joined Advantest Corporation
		6/2002	Manager, Accounting Department, Corporate Affairs Group
		6/2006	Executive Officer
Vice President, Corporate Affairs Group
		6/2007	Senior Vice President, Financial Group
		6/2008	Vice President, Corporate Administration Group
		6/2009	Managing Executive Officer
		6/2010 6/2012	Executive Vice President, Corporate Administration Group (present position) Director, Managing Executive Officer (present position) Corporate Administration (present position)

Yoshiaki Yoshida (February 8, 1958)	Director, Managing Executive Officer Corporate Planning and Corporate Communications	4/1999 6/2000	Joined Advantest Corporation Representative Director, Advantest Finance Inc.
		6/2006	Executive Officer
		6/2007	Vice President, Corporate Planning Group
		6/2008	Executive Vice President, Corporate Planning Group
		3/2009	Senior Vice President (Officer), New Concept Product Initiative
		6/2009	Managing Executive Officer
		4/2012	Leader, Power Device Enabling Group (present position)
		6/2012	Assistant Director (Administration), CSR & Environmental Affairs Promotion Center (present position)
		6/2013	Director, Managing Executive Officer (present position)
Corporate Planning and Corporate Communications (present position)
Executive Vice President, Corporate Relations Group (present position)
Director, Fujitsu Interconnect Technologies Limited (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Yuichi Kurita (July 28, 1949)	Director, Standing Audit and Supervisory Committee Member	4/1973	Joined Fujitsu Limited
		3/2001 4/2002	Joined Advantest Corporation Manager, Finance Department
		6/2003	Executive Officer
Vice President, Corporate Affairs Group
		6/2004	Vice President, Corporate Affairs Group (overseeing Finance) Senior Vice President, Corporate Relations Group
		6/2005	Senior Vice President, Corporate Planning Group
		6/2007	Director, Managing Executive Officer Corporate Affairs
		6/2008	Corporate Administration
Senior Vice President, Corporate Administration Group
Assistant Director (Administration), Environmental Management Center In Charge of Corporate Ethics Office
		4/2009	Assistant Director (Administration), CSR & Environmental Affairs Promotion Center
		6/2009	Corporate Planning and Administration
		6/2010	Director, Senior Executive Officer
		6/2012	Standing Audit & Supervisory Board Member
		6/2015	Director, Standing Audit and Supervisory Committee Member (present position)

Megumi Yamamuro (March 8, 1948)	Director, Audit and Supervisory Committee Member	4/1974	Assistant Judge, Tokyo District Court
		4/1984	Judge, Tokyo District Court
		4/1988	Instructor, Legal Training and Research Institute
		4/1997	Judge, Tokyo High Court
		7/2004	Registered as an attorney-at-Law
Joined CAST Law P.C. (currently URYU & ITOGA) (present position)
		10/2004	Professor, The University of Tokyo Graduate School of Law and Politics
		6/2005	Audit & Supervisory Board Member, Fujitsu Limited (present position)
		6/2006	Audit & Supervisory Board Member, Advantest Corporation
		6/2009	Audit & Supervisory Board Member, NIFTY Corporation (present position)
		10/2010	Professor, Nihon University Law School
		6/2013	Audit & Supervisory Board Member, Yachiyo Industry Co., Ltd. (present position)
		6/2015	Director, Audit and Supervisory Committee Member, Advantest Corporation (present position)

Name (Date of birth)	Position (Group executive/function)	Date of commencement	Business experience
Yasushige Hagio (November 24, 1947)	Director, Audit and Supervisory Committee Member	4/1972	Assistant Judge, Tokyo District Court
		4/1982	Judge, Tokyo District Court
		4/1998	Instructor, Legal Training and Research Institute
		12/2003	Chief of the Shizuoka District Court
		6/2004	Registered as an attorney-at-Law
Joined Seiwa Patent office & Law (present position)
		6/2006	Director, Advantest Corporation
		6/2015	Director, Audit and Supervisory Committee Member, Advantest Corporation (present position)

None of the persons listed above was selected as director pursuant to an arrangement or understanding with Advantest’s major shareholders, customers, suppliers or others. There are no family relationships between any of the persons listed above.

6.B.	COMPENSATION

Executive Compensation

The aggregate amount of compensation of all of the Company’s directors and audit & supervisory board members was approximately ¥486 million during fiscal 2014. Of the foregoing, the aggregate amount of compensation for the Company’s directors (outside corporate directors excluded) was ¥389 million (¥291 million in fixed compensation and ¥98 million in bonus), ¥57 million for the Company’s audit & supervisory board members (outside audit & supervisory board members excluded) (¥57 million in fixed compensation) and ¥40 million for outside directors and outside audit & supervisory board members (¥40 million in fixed compensation).

Compensation for directors and audit & supervisory board members in fiscal 2014 was authorized by resolutions of the general meeting of shareholders on June 27, 2007 and to the extent compensation is within the authorized range, further authorization is not required. Compensation from fiscal 2015 for directors and directors who are audit and supervisory committee members were authorized by resolutions of the general meeting of shareholders on June 24, 2015 and to the extent compensation is within the authorized range, further authorization is not required. For a description of the Company’s equity-based compensation plans, see “—Share Ownership.”

The amount of compensation for directors set forth above includes fixed compensation paid to one director who retired from his position on August 23, 2014.

6.C.	BOARD PRACTICES

Board of Directors

The Board of Directors plays a central role in the administration of the affairs of the Company. The Board of Directors consists of directors who are audit and supervisory committee members stated below and those who are not. The Company’s articles of incorporation limit the number of directors to fifteen. Directors are elected, separating directors who are audit and supervisory committee members and those who are not, at a general meeting of shareholders, and the term of directors who are audit and supervisory committee members is two years and the standard term of directors who are not is one year. Directors may serve any number of consecutive terms. The Board of Directors elects one or more representative directors from among its members, each of whom has the authority individually to represent the Company. From among its members, the Board of Directors may elect the chairman and the vice chairman. None of the directors of the Company has a service contract with the Company that provides for benefits upon termination of service.

Pursuant to the provisions of the Companies Act of Japan (the “Companies Act”) and the Company’s articles of incorporation, and to the extent permitted by the laws and regulations, the Company may, by resolution of the Board of Directors, exempt liabilities of its directors (including persons who have previously served as the Company’s directors) for failing to perform their duties. The Company may enter into contracts with directors (excluding executive directors and managers or other employees) to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Companies Act.

Audit and Supervisory Committee

Pursuant to its articles of incorporation, the Company has an audit and supervisory committee pursuant to the Companies Act. The audit and supervisory committee consists of three or more directors who are audit and supervisory committee members. The Company’s articles of incorporation provide for no more than five directors who are audit and supervisory committee members and the Company currently has one full-time director and two outside directors as directors who are audit and supervisory committee members. As stated above, directors who are audit and supervisory committee members are elected, separating directors from those who are not, at the general meeting of shareholders, and the standard term of office is two years. Directors who are audit and supervisory committee members may serve any number of consecutive terms. Directors who are audit and supervisory committee members may not at the same time be executive directors or managers or other employees of the Company or any of its subsidiaries, or accounting counselors (if an accounting counselor is a corporation, an employee who executes its duties) or executive officers of any such subsidiaries. Majority of the directors who are audit and supervisory committee members is required to be outside directors. Outside directors are required to be (i) a person who is not an executive director, executive officer or manager or other employee (“Executive Director”) of the Company or any of its subsidiaries, and has never been an Executive Director of the Company or any of its subsidiaries during the ten year period before assuming office as an outside director; (ii) if the person was a director, accounting counselor (if an accounting counselor is a corporation, an employee who executes its duties) or audit & supervisory board member of the Company or any of its subsidiaries at any time during the ten year period before assuming office as an outside director, such person who was not an Executive Director of the Company or any of its subsidiaries during the ten year period before assuming office as such director, accounting counselor or audit & supervisory board member; (iii) a person who is not the Company’s parent company or any entity prescribed by the applicable Ordinance of the Ministry of Justice as a person who controls the management of the Company (“Parent Company”) (limited to a natural person) or a director, executive officer or manager or other employee of the Company’s Parent Company; (iv) a person who is not an Executive Director of any subsidiary of the Company’s Parent Company or any entity prescribed by the applicable Ordinance of the Ministry of Justice as a corporation whose management is controlled by the Parent Company (“Subsidiary”); and (v) a person who is not a spouse or relative within the second degree of kinship of any directors or executive officers or managers or other key employee or a Parent Company (limited to a natural person) of the Company. These requirements for “outside” directors are different from independence requirements set forth under the NYSE Corporate Governance Rules. For differences in corporate governance practices between the Company and U.S. companies listed on the NYSE, see “Corporate Governance—Significant Differences in Corporate Governance Practices between the Company and U.S. Companies Listed on the New York Stock Exchange.”

The audit and supervisory committee may (i) audit the performance of duties by directors and prepare audit reports, (ii) determine details of proposals concerning the appointment and dismissal of accounting auditors and the refusal of reappointment of accounting auditors to be submitted to general meetings of shareholders, and (iii) decide opinions, in the case where the audit and supervisory committee expresses its opinion at a general meeting of shareholders on appointment or dismissal or resignation of directors who are not audit and supervisory committee members, and decide opinions, in the case where the audit and supervisory committee expresses its opinion at a general meeting of shareholders on remunerations of any directors who are not audit and supervisory committee members.

6.D.	EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by main category of activity and by geographic location, as of March 31, 2013, 2014 and 2015.

	As of March 31,
	2013	2014	2015
Full-Time Employees	4,575	4,625	4,564
By Category of Activity:
Administrative	474	499	463
Sales	398	469	502
Customer Support	1,214	1,229	1,198
Manufacturing	806	779	751
Research and Development	1,628	1,649	1,650
Other	55	0	0
By Geographic Location:
Japan	2,500	2,507	2,487
Asia (excluding Japan)	892	911	869
Americas	587	542	532
Europe	596	665	676

Most regular employees of the Company and its subsidiaries in Japan are members of one of the four labor unions. None of Advantest’s overseas employees is a member of a union. Advantest considers its labor relations with all of its workers to be good.

During the fiscal years ended March 31, 2013, 2014 and 2015, Advantest had an annual average of 330, 278 and 197 temporary employees, respectively.

6.E.	SHARE OWNERSHIP

The following table sets forth the beneficial ownership of shares of common stock of the Company as of March 31, 2015 of each of the Company’s directors and audit & supervisory board members as of March 31, 2015 and of directors (including director who are audit and supervisory committee members) elected in June 2015.

Name of Record/Beneficial Owner	Number of Shares
Toshio Maruyama	143,078
Shinichiro Kuroe	129,905
Yasushige Hagio	18,286
Osamu Karatsu	11,245
Seiichi Yoshikawa	6,835
Sae Bum Myung	118,493
Hiroshi Nakamura	98,425
Yoshiaki Yoshida	91,521
Yuichi Kurita	55,800
Akira Hatakeyama	27,652
Megumi Yamamuro	16,317
Masamichi Ogura	15,000

Each of the persons listed above owns less than one percent of the issued and outstanding shares of common stock of the Company.

The number of shares owned by the Company’s directors and audit & supervisory board members include options that are currently exercisable for 679,000 shares of the Company’s common stock. For a description of these options, see “Stock Option Plan” below. The number of shares of common stock owned by the Company’s directors and audit & supervisory board members reflects the number of shares that are owned through the director stock ownership association and allocated to an individual director or audit & supervisory board member. For a description of this association, see “—Stock Ownership Associations.” For a description of the unit share system, see “Additional Information—The Unit Share System.”

Stock Option Plan

At the meeting of Board of Directors held in June 2011, July 2011, June 2012 and June 2013, the Board of Directors of the Company approved stock option plans for selected directors, audit & supervisory board members, executive officers and employees of Advantest. The Board of Directors of the Company also approved the compensation amount of stock acquisition rights to be granted as stock options to directors and audit & supervisory board members of the Company. The following table shows selected information related to these stock options.

	Twenty-fifth series	Twenty-sixth series	Twenty-seventh series
Date of grant	July 12, 2011	August 16, 2011	July 12, 2012
Number of shares to be issued/ delivered	988,000	658,000	2,521,000
Issuance price per unit (100 shares)	¥49,600	¥26,100	¥34,700
Exercise price per share	¥1,529	¥1,529	¥1,207
Beginning of exercise period	April 1, 2012	April 1, 2012	April 1, 2013
End of exercise period	March 31, 2016	March 31, 2016	March 31, 2017
Number of directors, audit & supervisory board members and executive officers of the Company	23	5	28
Number of other employees	228	55	321

	Twenty-eighth series
Date of grant	July 12, 2013
Number of shares to be issued/ delivered	2,763,000
Issuance price per unit (100 shares)	¥46,000
Exercise price per share	¥1,669
Beginning of exercise period	April 1, 2014
End of exercise period	March 31, 2018
Number of directors, audit & supervisory board members and executive officers of the Company	30
Number of other employees	354

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

Plan first ~ Plan eighty-ninth
Date of grant	July 20, 2011
Number of shares to be issued/ delivered	2,387,046 (total 89 types of stock options)
Issuance price per unit (1 share)	¥4 ~ ¥854
Exercise price per share	$7.84 ~ $34.76
Beginning of exercise period	July 20, 2011
End of exercise period	July 29, 2011 ~ January 31, 2018
Number of directors, audit & supervisory board members and executive officers of the Company	0
Number of other employees	386 (total 89 types of stock options)

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

Stock Ownership Associations

The Company’s director stock ownership association is a partnership formed by the current and former directors, executive officers and audit & supervisory board members of the Company for the purpose of acquiring the Company’s shares of common stock. Only current directors and executive officers and company advisors that formerly were directors, audit & supervisory board members and executive officers of the Company may join the director stock ownership association. The Company established its director stock ownership association in 1983. Any member of the association may request that record ownership of the stock held by that member be transferred, in lots of a single unit, to that member. As of March 31, 2015, 20 current and former directors, executive officers, audit & supervisory board members and company advisors were members of the director stock ownership association, and the association held 60,016 shares of the Company’s common stock. The Company also has an employee stock ownership association for other employees in Japan. As of March 31, 2015, the association had 755 members and held 688,916 shares of the Company’s common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	MAJOR SHAREHOLDERS

As of March 31, 2015, 174,546,476 shares of the Company’s common stock were outstanding. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Law of Japan.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Fujitsu Limited	20,142,792	10.09%
Nomura Securities Co., Ltd. and its related entities	17,490,145	8.59%
The Bank of Tokyo-Mitsubishi UFJ, Ltd., and its related entities	16,706,237	8.37%
Sumitomo Mitsui Trust Bank, Limited and its related entities	14,949,312	7.49%
Baillie Gifford & Co and its related entities	10,171,500	5.10%
Mizuho Securities Co., Ltd and its related entities	10,430,811	5.07%

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

The number of shares owned by Nomura Securities Co., Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan which state that Nomura Securities Co., Ltd. and its related entities held or were deemed to hold beneficially, as of January 30, 2015, 17,490,145 shares of the Company’s common stock.

The number of shares owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its related entities held or were deemed to hold beneficially, as of February 24, 2014, 16,706,237 shares of the Company’s common stock.

The number of shares owned by Sumitomo Mitsui Trust Bank, Limited and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that Sumitomo Mitsui Trust Bank, Limited and its related entities held or were deemed to hold beneficially, as of June 15, 2015, 14,949,312 shares of the Company’s common stock.

The number of shares owned by Baillie Gifford & Co and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan which state that Baillie Gifford & Co and its related entities held or were deemed to hold beneficially, as of April 15, 2015, 10,171,500 shares of the Company’s common stock.

The number of shares owned by Mizuho Securities Co., Ltd. and its related entities is based on reports filed under the Financial Instruments and Exchange Law of Japan stating that Mizuho Securities Co., Ltd and its related entities held or were deemed to hold beneficially, as of February 27, 2015, 10,430,811 shares of the Company’s common stock.

Based on information made publicly available on or after April 1, 2012, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

Name of Shareholder	Date of Transaction	Shares Owned Prior to Transaction	Percentage	Number of Shares Changed	Shares Owned After the Transaction	Percentage
Nomura Securities Co., Ltd. and its related entities	April 13, 2012	—	—	—	10,074,023	5.05%
Sumitomo Mitsui Trust Bank, Limited. and its related entities	July 31, 2012	13,703,400	6.87%	2,066,700	15,770,100	7.90%
Nomura Securities Co., Ltd. and its related entities.	October 31, 2012	10,074,023	5.05%	2,738,313	12,812,336	6.42%
Mitsubishi UFJ Financial Group, Inc. and its related entities	May 13, 2013	16,240,791	8.14%	2,281,003	18,521,794	9.26%
Nomura Securities Co., Ltd. and its related entities	May 31, 2013	12,812,336	6.42%	(2,399,010)	10,413,326	5.22%
Mitsubishi UFJ Financial Group, Inc. and its related entities	August 12, 2013	18,521,794	9.26%	(2,047,994)	16,473,800	8.24%
Mitsubishi UFJ Financial Group, Inc. and its related entities	October 28, 2013	16,473,800	8.24%	3,305,315	19,779,115	9.89%
Nomura Securities Co., Ltd. and its related entities	January 15, 2014	10,413,326	5.22%	3,209,107	13,622,433	6.83%
Deutsche Bank London Office and its related entities	January 31, 2014	—	—	—	11,443,399	5.73%
Deutsche Bank London Office and its related entities	February 14, 2014	11,443,399	5.73%	(2,081,473)	9,361,926	4.69%
Mitsubishi UFJ Financial Group, Inc. and its related entities	February 24, 2014	19,779,115	9.89%	(3,072,878)	16,706,237	8.37%
Morgan Stanley MUFG Securities Co., Ltd. and its related entities	February 28, 2014	—	—	—	10,270,059	5.13%
Nomura Securities Co., Ltd. and its related entities	March 14, 2014	13,622,433	6.83%	2,847,991	16,470,424	8.11%
Morgan Stanley MUFG Securities Co., Ltd. and its related entities	June 30, 2014	10,270,059	5.13%	(2,127,423)	8,142,636	4.08%
Mizuho Securities Co., Ltd. and its related entities	August 29, 2014	—	—	—	11,586,251	5.70%
Mizuho Securities Co., Ltd. and its related entities	September 30, 2014	11,586,251	5.70%	(3,595,574)	7,990,677	3.93%
BNP Paribas Securities (Japan) Limited and its related entities	November 14, 2014	—	—	—	10,566,461	5.29%
Nomura Securities Co., Ltd. and its related entities	December 15, 2014	16,470,424	8.11%	2,947,863	19,670,641	9.60%
Nomura Securities Co., Ltd. and its related entities	January 30, 2015	19,670,641	9.60%	(2,180,496)	17,490,145	8.59%
Mizuho Securities Co., Ltd. and its related entities	February 27, 2015	—	—	—	10,430,811	5.07%
Baillie Gifford & Co and its related entities	April 15, 2015	—	—	—	10,171,500	5.10%

As of March 31, 2015, the Company had 174,546,476 outstanding shares of common stock. According to JPMorgan Chase Bank, depositary for the Company’s ADSs, as of March 31, 2015, 1,132,523 shares of the Company common stock were held in the form of ADRs and there were 960 ADR holders of record in the U.S. According to the Company’s register of shareholders, as of March 31, 2015, there were 37,291 holders of common stock of record worldwide. As of March 31, 2015, there were 102 record holders of the Company’s common stock with addresses in the U.S., whose shareholdings represented 6.9% of the outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the U.S. might not fully show the number of beneficial owners in the U.S.

None of the Company’s shares of common stock entitles the holder to any preferential voting rights.

Advantest knows of no arrangements the operation of which may at a later time result in a change of control.

7.B.	RELATED PARTY TRANSACTIONS

Business Relationships

Advantest sells products to and purchases parts from Fujitsu Limited (“Fujitsu”), which owns approximately 12% of the voting rights of the company. Advantest sells products to Fujitsu and its subsidiaries in arm’s-length transactions. Advantest purchases parts from Fujitsu and its subsidiaries after receiving competitive bids from several suppliers. Advantest derived net sales of ¥1,600 million in fiscal 2014 from the sale of products to Fujitsu and its subsidiaries. Advantest purchased parts from Fujitsu and its subsidiaries in the amount of ¥2,726 million in fiscal 2014. Advantest had receivables from Fujitsu and its subsidiaries in the amount of ¥462 million as of March 31, 2015. Advantest had payables to Fujitsu and its subsidiaries in the aggregate amount of ¥1,222 million as of March 31, 2015 Advantest expects to continue to engage in arm’s-length transactions with Fujitsu and its subsidiaries in the future.

Mr. Yamamuro, a director who is an audit and supervisory committee member of the Company, currently serves as an audit & supervisory board member of Fujitsu Limited.

Loans

As of March 31, 2015, the Company has no outstanding loans to its directors.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2011	¥2,516	¥1,179	$26.89	$15.86
2012	1,663	671	19.95	8.89
2013	1,525	838	17.22	10.81
2014	1,887	988	18.11	9.91
2015	1,678	1,063	13.76	10.58

Financial quarter ended/ending
June 30, 2013	¥1,887	¥1,246	$18.11	$13.56
September 30, 2013	1,710	1,121	17.00	11.65
December 31, 2013	1,343	1,061	13.06	11.19
March 31, 2014	1,315	988	12.24	9.91
June 30, 2014	1,303	1,063	12.64	10.58
September 30, 2014	1,422	1,126	12.93	11.15
December 31, 2014	1,586	1,192	12.94	11.16
March 31, 2015	1,678	1,301	13.76	11.30

Month ended
December 31, 2014	¥1,586	¥1,395	$12.94	$12.01
January 31, 2015	1,529	1,301	12.67	11.30
February 28, 2015	1,598	1,442	13.33	12.51
March 31, 2015	1,678	1,484	13.76	12.64
April 30, 2015	1,567	1,413	12.99	11.82
May 31, 2015	1,490	1,357	12.13	11.49

9.B.	PLAN OF DISTRIBUTION

Not applicable.

9.C.	MARKETS

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

Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of the Company’s articles of incorporation and share handling regulations and of the Companies Act of Japan and related legislation, all as currently in effect.

General

The Company’s authorized number of shares to be issued is 440,000,000 shares. The number of the Company’s issued share capital as of March 31, 2015, including treasury shares, was 199,566,770. All of the issued shares are fully paid and non-assessable.

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

Under the Companies Act, subject to certain limitation on the distributable surplus, dividends, if any, may be paid to shareholders and pledgees of shares of record as of a record date as set forth by the Company’s articles of incorporation or as determined by the Board of Directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash, or in kind subject to certain conditions being met. The Company may make distribution of dividends by a resolution of a general meeting of shareholders or by a resolution of the Board of Directors.

Dividends—Interim cash dividends

In addition to year-end cash dividends, pursuant to Article 459, Paragraph 1, Item 4 of the Companies Act, the Board of Directors may by resolution declare, an interim cash surplus dividend to shareholders, and pledges of record at September 30 of each year.

Dividends—Legal reserve

When a stock company like the Company makes distribution of surplus, it shall set aside in its legal reserve or additional paid-in capital an amount equal to 10 percent of the amount of the surplus to be decreased as a result of such distribution of surplus in accordance with the provisions set forth in an ordinance of the Ministry of Justice.

Dividends—Distributable amount

Under the Companies Act, the Company is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount (as defined below) as at the effective date of such distribution of surplus.

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

In addition, if the Company elects to become a company that uses its consolidated balance sheet for calculating distributable dividends (thus, becomes “a company subject to regulations in respect of dividends determined based on consolidated accounts”), the Company would be required to deduct the excess amount calculated in the following manner from the distributable amount of surplus. Such excess amount is determined as (x) the total amount of the amount of shareholders’ equity on unconsolidated balance sheet at the end of the last fiscal year and other amounts as provided for by an ordinance of the Ministry of Justice exceeds (y) the total amount of shareholders’ equity on its consolidated balance sheet at the end of its last fiscal year and other amounts as provided for by an ordinance of the Ministry of Justice.

If the Company prepares extraordinary financial statements (as described below) and such extraordinary financial statements are approved at a meeting of the Board of Directors or the shareholders (if the Companies Act so requires), the Company would be required to adjust the distributable amount for surplus by considering the profits and losses and the amount in respect of issuance of treasury stock during the period covered in such extraordinary financial statements.

The Company may prepare extraordinary unconsolidated financial statements that consist of a balance sheet as of a date within the fiscal year immediately following the last fiscal year (an extraordinary settlement date)

and profit and loss covering a period of the first day of the current fiscal year up to such extraordinary settlement date. Such extraordinary financial statements prepared in the foregoing manner must be audited by audit and supervisory committee and accounting auditors.

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

Under the Companies Act, a resolution of general meetings of shareholders is generally required for such transfer of the additional paid-in capital and legal reserve to the stated capital.

The Company may also reduce the sum of its legal reserve and additional paid-in capital by resolution of a general meeting of shareholders. Under the Companies Act, the Company may reduce the sum of its legal reserve and additional paid-in capital without the limitation of the amount to be reduced as mentioned above.

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

The Unit Share System

General

Consistent with the requirements of the Companies Act, the Company’s articles of incorporation provide that 100 shares constitute one “unit.” Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 shares or one-200th of the number of the Company’s issued share capital (including treasury stock).

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

General Meeting of Shareholders

The Company holds its ordinary general meeting of shareholders within three months after the end of a fiscal year and normally in June of each year in Tokyo, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with the Company’s share handling regulations, at least two weeks before the date of the meeting. The record date for an ordinary general meeting of shareholders is March 31 each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a request to a representative director of the Company at least eight weeks before the date of such meeting.

Voting Rights

A holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. In general, under the Companies Act, a resolution can be adopted at a general meeting of shareholders by a majority of voting rights represented at the meeting. The Companies Act and the Company’s articles of incorporation require a quorum for the election of directors (including directors who are audit and supervisory committee members) of not less than one-third of the voting rights of all shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are directly or indirectly owned by the Company or, due to other causes, whose management is being controlled in substance by the Company as provided for by an ordinance of the Ministry of Justice, does not have voting rights.

Shareholders may exercise their voting rights through proxies if those proxies are also shareholders who have voting rights.

The Companies Act provides that a quorum of at least one-third of voting rights of shareholders that are eligible to vote must be present at a shareholders’ meeting to approve any material corporate actions, such as:

(1)	amendment of the articles of incorporation (except in cases in which a shareholders’ resolution is not required);

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)	any issue or transfer of new or treasury shares at a “specially favorable” price (or any issue of stock acquisition rights, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(5)	the removal of director who is an audit and supervisory committee member;

(6)	the exemption of liability of a director (including a director who is an audit and supervisory committee member) with certain exceptions;

(7)	a reduction of stated capital meeting certain conditions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

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

Rights to be Allotted Shares

Holders of shares have no preemptive rights under the Company’s articles of incorporation. Under the Companies Act, the Board of Directors may, however, determine that shareholders shall be given rights to be allotted shares in connection with a particular issue or transfer of new or treasury shares, or stock acquisition rights. In this case, the rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date.

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

Repurchase by the Company of Shares

The Company may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors), (ii) by purchase from a specific party (pursuant to a special resolution of a general meeting of shareholders), or (iii) from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). When such acquisition is made by the Company from a specific party other than a subsidiary of the Company, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that the Company also purchase the shares held by such shareholder. However, under the Companies Act, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase. Any such acquisition of shares must satisfy certain requirements and shall be integrated into regulations governing financial resources relating to the distribution of distributable surplus to shareholders. See “Additional Information—Memorandum and Articles of Association—Dividends—Distributable amount.”

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

The Companies Act generally prohibits any subsidiary of the Company from acquiring shares of the Company.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20.42%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), other than any individual shareholder who holds 3% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate was reduced to 15.315% as a general rule. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned 15.315% withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Russia, and 10% for portfolio investors under the income tax treaty with, among others, France, the U.K., India, Australia, China, Pakistan, Vietnam, Poland, Romania, the Netherlands, Switzerland, Sweden, Kuwait, Portuguese Republic and the United States.

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

Based on current estimates of its income and assets, the Company does not believe that it will be a PFIC for its current taxable year, and intends to continue its operations in such a manner that it will not become a PFIC in the future. However, because the PFIC determination is made annually at the close of the taxable year, the Company can provide no assurance that it will not become a PFIC in the current or any future taxable year due to changes in its asset or income composition, a decrease in the price of its Shares (which is used as a measure of goodwill as an active asset) or for other reasons. If the Company becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the Shares or ADSs and on certain “excess” distributions (generally distributions in excess of 125% of the average distribution over a three-year period, or, if shorter, the holding period for the Shares or ADSs). In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from the Company will not be eligible for the reduced U.S. federal income tax rates applicable to dividends described above if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year. The Company will inform U.S. Holders if it believes that it was classified as a PFIC in any taxable year. If a U.S. Holder holds Shares or ADSs in any taxable year in which the Company is a PFIC, such U.S. Holder generally will be required to file an information statement or form specified by the U.S. Department of the Treasury with the U.S. Internal Revenue Service (“IRS”) on an annual basis, subject to certain exceptions based on the value of PFIC stock held.

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

Dividends paid to a Non-U.S. Holder in respect of Shares or ADSs, and proceeds received upon the sale, exchange or redemption of Shares or ADSs by a Non-U.S. Holder generally are exempt from information reporting and backup withholding under current U.S. federal income tax law. However, a Non-U.S. Holder may be required to provide certification under penalty of perjury to ensure that exemption. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. Holders. Non-U.S. Holders that are individuals generally must provide such certification on IRS Form W-8BEN, entitled Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals), while Non-U.S. Holders that are entities generally must provide such certification on IRS Form W-8BEN-E, entitled Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities), or another appropriate IRS Form W-8.

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

Foreign Currency Exchange Rate Risk

The tables below summarize information as of March 31, 2015 and March 31, 2014 on instruments and transactions that are sensitive to foreign currency exchange rates, including assets and liabilities denominated in U.S. dollars, Euros, New Taiwan dollars and Korean won, and forward contracts. The information in each table is presented in Japanese yen equivalents, which is the Company’s reporting currency.

Foreign Currency Denominated Assets and Liabilities

Foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and the Japanese yen are presented by denominated currency. All of these assets and liabilities are stated at fair value.

	As of March 31, 2015 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥54,806	¥12,628	¥468	¥1,298
Accounts receivable	45,897	7	620	1,217
Accounts payables and accruals	(11,093)	(1,091)	(169)	(971)

	As of March 31, 2014 Assets and Liabilities Denominated in
	U.S.$	Euro	NT$	KRW
	(in millions)
Cash, cash equivalents and short-term investments	¥20,060	¥8,260	¥372	¥1,535
Accounts receivable	10,845	57	407	1,160
Accounts payables and accruals	(6,709)	(204)	(237)	(662)

Other foreign currency denominated assets and liabilities that are sensitive to exchange rates between such foreign currency and a currency other than the Japanese yen are presented on a combined basis below. All of the assets and liabilities are stated at fair value.

As of March 31, 2015 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥6,282
Accounts receivable	22,338
Accounts payables and accruals	(1,343)

As of March 31, 2014 Yen Value of Cross Currency Assets and Liabilities
(in millions)
Cash and cash equivalents and short-term investments	¥6,960
Accounts receivable	633
Accounts payables and accruals	(1,947)

Foreign Exchange Contracts

At certain times during a fiscal year, Advantest uses foreign exchange forward contracts and currency options to manage currency exposure, resulting from changes in foreign currency exchange rates, on planned foreign currency transactions and trade receivables, but it had no foreign exchange forward contracts as of March 31, 2015 and 2014. When Advantest enters into such contracts, it is usually for a term of less than one year. Foreign exchange forward contracts are presented by the notional balances with weighted average exchange rates.

Interest Rate Risk

Advantest had ¥25.0 billion in corporate bonds with fixed interest rates outstanding as of March 31, 2015 and 2014. Advantest repaid ¥10.0 billion of this bond in May 2015.

Securities Value Risk

The table below shows the acquisition price and fair value of securities that Advantest holds as of March 31, 2015 and March 31, 2014. Advantest does not hold or issue financial commodities with the purpose to trade. Advantest holds equity or debt securities as available-for-sale securities.

	As of March 31, 2014		As of March 31, 2015
	Acquisition Price	Fair Value	Acquisition Price	Fair Value
	(in millions)
Marketable Securities	¥2,055	¥3,272	¥987	¥1,773

ITEM 12. DESCRIPTION	OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	DEBT SECURITIES

Not applicable.

12.B.	WARRANTS AND RIGHTS

Not applicable.

12.C.	OTHER SECURITIES

Not applicable.

12.D.	AMERICAN DEPOSITARY SHARES

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

Fees and Other Payments Made by the Depositary to the Company

The Depositary has agreed to reimburse certain reasonable expenses of the Company related to the Company’s ADR program and incurred by the Company in connection with the ADR program. In fiscal 2014, the Company received the following payments from JPMorgan Chase Bank, N.A., as depositary of the Company’s ADS.

Category of Expenses (Direct Payments)	Amount Reimbursed for FY2014
Listing fees	US$	38,000.00
Investor relations	US$	50,000.00

Total	US$	88,000.00

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Advantest performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2015. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Advantest files, or submits, under the Exchange Act is accumulated and communicated to its management including the chief executive officer and principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer. Advantest’s disclosure and controls and procedures provide reasonable assurance that its objectives will be met. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Advantest’s Representative Director, President and CEO and Director and Senior Executive Officer have concluded that Advantest’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Advantest’s management assessed the effectiveness of the company’s internal control over financial reporting as of March 31, 2015. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management has concluded that, as of March 31, 2015, Advantest’s internal control over financial reporting was effective.

Ernst & Young ShinNihon LLC, Advantest’s independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2015. This report appears in Item 18.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

This report appears in Item 18.

(d)	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit and supervisory committee has determined that Yuichi Kurita is an “audit committee financial expert” as defined by Item 16.A. of Form 20-F. Mr. Kurita met the independence requirements, as the term is defined under the New York Stock Exchange listing standards. For details regarding Mr. Kurita’s business experiences, see “6.A. DIRECTORS AND SENIOR MANAGEMENT.”

ITEM 16B.    CODE OF ETHICS

The Company has adopted a code of ethics that applies to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Company’s code of ethics is attached to this annual report on Form 20-F as an exhibit.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC served as the Company’s independent registered public accounting firm for fiscal 2012, 2013 and 2014. The audited financial statements for these fiscal years are included in the respective year’s annual report filed on Form 20-F.

The chart below sets forth the aggregate fees for professional services and other services rendered to Advantest by Ernst & Young ShinNihon LLC and its member firms in fiscal 2013 and 2014.

	Fiscal 2013	Fiscal 2014
	(in millions)
Audit Fees(1)	¥373	¥381
Audit-Related Fees(2)	—	—
Tax Fees(3)	46	44
All Other Fees(4)	14	5

Total	¥433	¥430

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance in connection with tax audits and advice related to transfer pricing, and requests for rulings or technical advice from taxing authorities; and expatriate tax services.
(4)	All Other Fees include fees billed for training; and process improvement and advice.

Policies and Procedures of the Audit and Supervisory Committee

Below is a summary of the current policies and procedures of the audit and supervisory committee for the pre-approval of audit and permissible non-audit services performed by Advantest’s independent public accountants.

Under the policy, the audit and supervisory committee authorizes general pre-approval of audit and permissible non-audit services for the following fiscal year. Upon the general pre-approval of the audit and supervisory committee, no specific pre-approval for audit and permissible non-audit services is required so long as those services fall within the scope of the general pre-approval provided.

Applications to provide services that require specific pre-approval by the audit and supervisory committee will be submitted to the audit and supervisory committee.

The audit and supervisory committee makes further determination as to whether or not to revise the general pre-approval for the applicable fiscal year. Such request may include adding to or subtracting from any audit or permissible non-audit services listed in the general pre-approval. The performance of audit and permissible non-audit services and the payment of fees are subject to the review by the audit and supervisory committee once every fiscal year.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth Advantest’s purchases of its common stock during fiscal 2014:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
2014
April 1 – April 30	176	¥1,168	N/A	N/A
May 1 – May 31	27,800	1,112	N/A	N/A
June 1 – June 30	242	1,205	N/A	N/A
July 1 – July 31	24	1,259	N/A	N/A
August 1 – August 31	45	1,159	N/A	N/A
September 1 – September 30	276	1,342	N/A	N/A
October 1 – October 31	146	1,272	N/A	N/A
November 1 – November 30	108	1,289	N/A	N/A
December 1 – December 31	300	1,509	N/A	N/A

2015
January 1 – January 31	30	1,415	N/A	N/A
February 1 – February 28	124	1,494	N/A	N/A
March 1 – March 31	178	1,613	N/A	N/A

Total	29,449	¥1,126	N/A	N/A

1

All purchases are made through repurchase of shares constituting less than one unit, which is 100 shares of common stock, or through repurchase of shares pursuant to a resolution of Board of Directors. The purchase of shares that are a fraction of a unit are made in accordance with the provisions of the Company’s share handling regulations. The Company is required to comply with such requests pursuant to the Companies Act. See “Additional Information—Memorandum and Articles of Association—The Unit Share System.”
2	The Company can repurchase its shares through stock exchanges where the Company’s shares are listed or pursuant to a takeover bid when there is a resolution of Board of Directors in accordance with Article 36 of the Articles of Incorporation.
3	The number of shares purchased in May 2014 includes 27,800 shares which were repurchased in connection with the merger of the Company’s consolidated subsidiary, Japan Engineering Co., Ltd., with and into the Company on April 1, 2014. The Company was required under the Companies Act to repurchase the shares of common stock from shareholders who dissented to the merger.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices between the Company and U.S. Companies Listed on the New York Stock Exchange

Pursuant to home country practices exemptions granted by the New York Stock Exchange, or the NYSE, the Company is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. The Company’s directors (including directors who are audit and supervisory committee members) are not required to meet the independence requirements set forth under the New York Stock Exchange listing standards.

The SEC approved changes to the NYSE’s listing standards related to corporate governance practices of listed companies in November 2003, as further amended in November 2004. The Company is exempted from the approved changes, except for requirements that (a) the Company must disclose significant differences in the corporate governance practices followed by the Company as compared to those followed by domestic companies under the NYSE listing standards, (b) the Company’s CEO must notify the NYSE of any non-compliance with (a), and (c) the Company must submit annual and interim written affirmations to the NYSE. The Company’s corporate governance practices and those followed by domestic companies under the NYSE listing standards, or NYSE Corporate Governance, have the following significant differences:

1. Directors. The Company currently has four outside directors on its Board of Directors. Unlike NYSE Corporate Governance, the Companies Act of Japan and related legislation, require Japanese companies with an audit and supervisory committee such as the Company to have three or more directors who are audit and supervisory committee members on its Board of Directors, majority of which is outside directors. While NYSE Corporate Governance requires that the non-management directors of each listed company meet at regularly scheduled executive sessions without management, Japanese law does not require such sessions, and therefore the Company does not hold such sessions. Unlike NYSE Corporate Governance, the Companies Act does not require, and accordingly the Company does not have, an internal corporate organ or committee comprised of only outside directors.

2. Committees. The Company has not established committees responsible for director nomination, corporate governance and executive compensation as required by NYSE Corporate Governance, but it has adopted a system of audit and supervisory committee based on the Companies Act and integrated such system into the Company’s corporate governance structure. In addition, in connection with such system of audit and supervisory committee, the Company has elected to establish a nomination and compensation committee, which is an optional committee under the Companies Act.

Pursuant to the Companies Act, the Company’s Board of Directors nominates and submits a proposal for appointment of directors who are audit and supervisory committee members and appointment of those who are not separately for shareholder approval. The shareholders vote on such nomination at the Company’s general meeting of shareholders. The Companies Act requires that the proposals on the respective total amounts of remuneration, among others (remuneration, bonus, and other consideration for services related to employment), to be paid to all directors who are audit and supervisory committee members and those who are not must be determined separately by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. The distribution of remuneration among directors who are not audit and supervisory committee members is broadly delegated to the Company’s Board of Directors, and, to the extent of the total amount determined at the general meeting of shareholders, the distribution of remuneration among directors who are audit and supervisory committee members is determined by the directors who are audit and supervisory committee members.

3. Audit and Supervisory Committee. Consistent with the requirements of the Companies Act, the Company elects its directors who are audit and supervisory committee members through a resolution adopted at a general meeting of shareholders. The Company currently has three directors who are audit and supervisory committee members, which satisfies the minimum number of audit and supervisory committee members required pursuant to the Companies Act.

Unlike NYSE Corporate Governance, the Companies Act, among others, does not require directors who are audit and supervisory committee members to establish an expertise in accounting nor are they required to present other special knowledge and experience. Under the Companies Act, the audit and supervisory committee may (i) audit the performance of duties by directors and prepare audit reports, (ii) determine details of proposals concerning the appointment and dismissal of accounting auditors and the refusal of reappointment of accounting auditors to be submitted to general meetings of shareholders, and (iii) decide opinions, in the case where the audit and supervisory committee expresses its opinion on appointment or dismissal or resignation of directors who are not audit and supervisory committee members at a general meeting of shareholders, and in the case where the audit and supervisory committee expresses its opinion on remunerations of any directors who are not audit and supervisory committee members at a general meeting of shareholders.

The Company’s directors who are audit and supervisory committee members are not required to meet the requirements for “independence” set forth under NYSE’s listing requirements. However, the Company currently has two directors who are audit and supervisory committee members who satisfy the requirements of “outside director” under the Companies Act. Unlike NYSE Corporate Governance, under the Companies Act, majority of the directors who are audit and supervisory committee members of the Company must be outside directors. In order to meet requirements, outside directors are required to be (i) a person who is not an executive director, executive officer or manager or other employee (“Executive Director”) of the Company or any of its subsidiaries, and has never been an Executive Director of the Company or any of its subsidiaries during the ten year period before assuming office as an outside director; (ii) if the person was a director, accounting counselor (if an accounting counselor is a corporation, an employee who executes its duties) or audit & supervisory board member of the Company or any of its subsidiaries at any time during the ten year period before assuming office as an outside director, such person who was not an Executive Director of the Company or any of its subsidiaries during the ten year period before assuming office as such director, accounting counselor or audit & supervisory board member; (iii) a person who is not the Company’s parent company or any entity prescribed by the applicable Ordinance of the Ministry of Justice as a person who controls the management of the Company (“Parent Company”) (limited to a natural person) or a director, executive officer or manager or other employee of the Company’s Parent Company; (iv) a person who is not an Executive Director of any subsidiary of the Company’s Parent Company or any entity prescribed by the applicable Ordinance of the Ministry of Justice as a corporation whose management is controlled by the Parent Company (“Subsidiary”); and (v) a person who is not a spouse or relative within the second degree of kinship of any directors or executive officers or managers or other key employee or a Parent Company (limited to a natural person) of the Company. Directors who are audit and supervisory committee members may not at the same time be executive directors or managers or other employees of the Company or any of its subsidiaries, or accounting counselors (if an accounting counselor is a corporation, an employee who executes its duties) or executive officers of any such subsidiaries.

4. Corporate Governance Code. Under rules of Tokyo stock exchange, the Company is required to explain reasons for failure or disclose certain matters in accordance with corporate governance code when the Company fails to implement principles of corporate governance code. Pursuant to the Companies Act, the Company is required to resolve to implement a structure as required by an ordinance of the Ministry of Justice (the “Internal Control System”) in order to ensure directors’ compliance with applicable laws and regulations and the Company’s articles of incorporation while executing their duties and proper business operation of the corporate group consisting of joint stock companies and its subsidiaries, and is required to disclose the contents of such resolution to implement the Internal Control System and policies and condition of its corporate governance in its business report, annual securities report and certain other disclosure documents in accordance with the Companies Act, the Financial Instruments and Exchange Law, and applicable Cabinet ordinances and rules of Tokyo stock exchange in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Unlike NYSE Corporate Governance, under Japanese law (including the Companies Act and the Financial Instruments and Exchange Law of Japan), and the rules of the Tokyo stock exchange, the Company is not required to adopt a code of business conduct and ethics for directors, officers and employees. Accordingly, the Company is not required to adopt and disclose a code of business conduct and ethics for these individuals. However, in accordance with the Companies Act, the Company has decided to implement the Internal Control System as a structure to ensure that director’s execution of their duties at meetings of the Board of Directors complies with applicable laws and regulations and the Company’s articles of incorporation. Furthermore, the Company has established a code of ethics consistent with Section 406 of the Sarbanes-Oxley Act.

6. Shareholder Approval of Equity Compensation Plans. Unlike NYSE Corporate Governance, in which material revisions to equity-compensation plans of the listed companies are subject to shareholder approval, pursuant to the Companies Act, if a joint stock company desires to adopt an equity-compensation plan for directors as compensation to directors other than cash, such company is generally required to obtain shareholder approval by an “ordinary resolution.” In addition to the above approval, in the past, when the Company previously desired to adopt an equity-compensation plan under which stock acquisition rights are granted on favorable terms to the recipient under the plan (except where such rights are granted to all of its shareholders on a pro-rata basis at the same time), the Company obtained shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited the accompanying consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advantest Corporation and subsidiaries at March 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2015 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Advantest Corporation’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 25, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 25, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Advantest Corporation

We have audited Advantest Corporation and subsidiaries’ internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Advantest Corporation and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Advantest Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Advantest Corporation and subsidiaries as of March 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2015 and our report dated June 25, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 25, 2015

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2014 and 2015

	Yen (Millions)
	2014	2015
Assets
Current assets:
Cash and cash equivalents	¥68,997	97,574
Trade receivables, net	20,404	24,960
Inventories	30,200	37,210
Other current assets	5,218	5,057

Total current assets	124,819	164,801

Investment securities	3,741	2,249
Property, plant and equipment, net	39,925	38,480
Intangible assets, net	3,545	4,085
Goodwill	46,846	54,590
Other assets	10,980	8,836

Total assets	¥229,856	273,041

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2014 and 2015

	Yen (Millions)
	2014	2015
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	¥12,353	18,101
Accrued expenses	6,775	10,482
Income taxes payable	1,089	2,106
Accrued warranty expenses	1,589	1,525
Corporate bonds - current portion	—	10,000
Customer prepayments	2,488	4,900
Other current liabilities	2,313	2,572

Total current liabilities	26,607	49,686

Corporate bonds	25,000	15,000
Convertible bonds	30,149	30,119
Accrued pension and severance costs	28,641	35,034
Other liabilities	3,207	2,264

Total liabilities	113,604	132,103

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	43,906	43,770
Retained earnings	130,740	141,104
Accumulated other comprehensive income	5,326	18,387
Treasury stock, 25,368,828 shares in 2014 and 25,020,294 shares in 2015, at cost	(96,083)	(94,686)

Total stockholders’ equity	116,252	140,938

Total liabilities and stockholders’ equity	¥229,856	273,041

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2013, 2014 and 2015

	Yen (Millions)
	2013	2014	2015
Net sales	¥132,903	111,878	163,329
Cost of sales	63,983	62,545	72,903

Gross profit	68,920	49,333	90,426

Research and development expenses	33,062	32,670	29,876
Selling, general and administrative expenses	35,778	39,964	45,720
Impairment charge	—	13,068	211

Operating income (loss)	80	(36,369)	14,619

Other income (expense):
Interest and dividend income	213	199	203
Interest expense	(132)	(140)	(137)
Gain on sale of investment securities	388	1,396	750
Impairment losses on investment securities	(400)	—	—
Other, net	(1,442)	(587)	3,424

Total other income (expense)	(1,373)	868	4,240

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(1,293)	(35,501)	18,859

Income tax expense	2,493	61	5,911
Equity in earnings (loss) of affiliated company	(35)	22	—

Net income (loss)	¥(3,821)	(35,540)	12,948

	Yen
	2013	2014	2015
Net income (loss) per share:
Basic	¥(22.03)	(204.10)	74.31
Diluted	(22.03)	(204.10)	67.16

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years ended March 31, 2013, 2014 and 2015

	Yen (Millions)
	2013	2014	2015
Comprehensive income (loss)
Net income (loss)	¥(3,821)	(35,540)	12,948
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	17,250	12,555	17,474
Net unrealized gains (losses) on investment securities:	174	(642)	(266)
Pension related adjustments	(1,779)	342	(4,147)

Total other comprehensive income	15,645	12,255	13,061

Total comprehensive income (loss)	¥11,824	(23,285)	26,009

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2013, 2014 and 2015

	Yen (Millions)
	2013	2014	2015
Common stock
Balance at beginning of year	¥32,363	32,363	32,363
Changes in the year	—	—	—

Balance at end of year	32,363	32,363	32,363

Capital surplus
Balance at beginning of year	42,280	42,801	43,906
Changes in the year
Stock option compensation expense	861	1,283	—
Exercise of stock options	(340)	(178)	(136)

Total changes in the year	521	1,105	(136)

Balance at end of year	42,801	43,906	43,770

Retained earnings
Balance at beginning of year	179,081	170,626	130,740
Changes in the year
Net income (loss)	(3,821)	(35,540)	12,948
Cash dividends	(3,468)	(3,480)	(1,742)
Sale of treasury stock	(1,166)	(866)	(842)

Total changes in the year	(8,455)	(39,886)	10,364

Balance at end of year	170,626	130,740	141,104

Accumulated other comprehensive income (loss)
Balance at beginning of year	(22,574)	(6,929)	5,326
Changes in the year
Other comprehensive income (loss), net of tax	15,645	12,255	13,061

Balance at end of year	(6,929)	5,326	18,387

Treasury stock
Balance at beginning of year	(99,598)	(97,620)	(96,083)
Changes in the year
Purchases of treasury stock	(1)	(2)	(33)
Sale of treasury stock	1,979	1,539	1,430

Total changes in the year	1,978	1,537	1,397

Balance at end of year	(97,620)	(96,083)	(94,686)

Total stockholders’ equity
Balance at beginning of year	131,552	141,241	116,252
Changes in the year
Net income (loss)	(3,821)	(35,540)	12,948
Other comprehensive income (loss), net of tax	15,645	12,255	13,061
Cash dividends	(3,468)	(3,480)	(1,742)
Stock option compensation expense	861	1,283	—
Exercise of stock options	(340)	(178)	(136)
Purchases of treasury stock	(1)	(2)	(33)
Sale of treasury stock	813	673	588

Total changes in the year	9,689	(24,989)	24,686

Balance at end of year	¥141,241	116,252	140,938

See accompanying notes to consolidated financial statements.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2013, 2014 and 2015

	Yen (Millions)
	2013	2014	2015
Cash flows from operating activities:
Net income (loss)	¥(3,821)	(35,540)	12,948
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,063	8,268	5,059
Deferred income taxes	693	(1,897)	2,063
Stock option compensation expense	861	1,283	—
Impairment losses on investment securities	400	—	—
Gain on sale of investment securities	(388)	(1,396)	(750)
Impairment charge	—	13,495	211
Changes in assets and liabilities, net of effect of acquisition:
Trade receivables	(1,004)	7,891	(1,690)
Inventories	(566)	2,806	(5,094)
Trade accounts payable	(6,475)	1,114	4,372
Accrued expenses	(4,529)	(1,376)	3,484
Income taxes payable	677	(424)	995
Accrued warranty expenses	(302)	(348)	(135)
Customer prepayments	611	(966)	2,342
Accrued pension and severance costs	841	998	1,328
Other	2,724	2,316	(652)

Net cash provided by (used in) operating activities	(2,215)	(3,776)	24,481

Cash flows from investing activities:
Proceeds from sale of available-for-sales securities	287	2,354	2,132
Acquisition of subsidiary, net of cash acquired	—	(1,273)	—
Proceeds from distribution of equity method investee	—	135	—
Purchases of property, plant and equipment	(11,386)	(5,511)	(3,230)
Purchases of intangible assets	(443)	(830)	(477)
Other	44	414	265

Net cash provided by (used in) investing activities	(11,498)	(4,711)	(1,310)

Cash flows from financing activities:
Decrease in short term debt	(25,000)	—	—
Proceeds from issuance of corporate bonds	25,000	—	—
Proceeds from issuance of convertible bonds	—	30,150	—
Dividends paid	(3,460)	(3,474)	(1,742)
Other	546	526	444

Net cash provided by (used in) financing activities	(2,914)	27,202	(1,298)

Net effect of exchange rate changes on cash and cash equivalents	4,077	4,614	6,704

Net change in cash and cash equivalents	(12,550)	23,329	28,577

Cash and cash equivalents at beginning of year	58,218	45,668	68,997

Cash and cash equivalents at end of year	¥45,668	68,997	97,574

Supplemental data:
Cash paid during the year for:
Income taxes	¥1,519	2,711	1,486
Interest	87	140	137

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

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines provided in the semiconductor and component test system segment include test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices and test systems for memory semiconductors for memory semiconductor devices.

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

Intangible assets with definite useful lives are amortized on a straight-line basis over the estimated useful lives. The estimated useful lives of software are generally from 3 years to 5 years, customer relationships and developed technologies are 7 years and 4 years, respectively.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(l) Convertible Bonds

The ¥30,000 million zero coupon convertible bonds due 2019 (bonds with stock acquisition rights), which were issued in March 2014 contain embedded features such as conversion option. These embedded features have not been bifurcated for accounting purposes.

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

Sales of Products

Sales of products which require installation are recognized when the related installation is completed and other sales recognition criteria are met since the installation is essential to the functionality of the equipment. When customer acceptance is uncertain, revenue is deferred until customer acceptance has been received. When the final payment is subject to customer acceptance, a portion of revenue for the final payment is deferred until such acceptance is received.

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

(o) Shipping and Handling Costs

Shipping and handling costs totaled ¥1,564 million, ¥1,591 million and ¥1,884 million for the years ended March 31, 2013, 2014 and 2015, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(p) Research and Development Expenses

Research and development costs are expensed as incurred.

(q) Advertising Costs

Advertising costs totaled ¥497 million, ¥341 million and ¥241 million for the years ended March 31, 2013, 2014 and 2015, respectively, and are expensed as incurred.

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

Foreign exchange gains (losses) were (¥1,427) million, (¥655) million and ¥3,205 million for the years ended March 31, 2013, 2014 and 2015, respectively.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(x) New Accounting Standards

In May 2014, the FASB issued the accounting standard for revenue from contracts with customers. This standard supersedes virtually all existing revenue recognition requirements under U.S. GAAP and requires an entity to apply the five steps to recognize revenue from contracts with customers unless the contracts are in the scope of other U.S. GAAP requirements. Additionally, an entity should disclose quantitatively and qualitatively sufficient information including contract with customers, significant judgments, and assets recognized from the costs to obtain or fulfill a contract. The entity should apply the amendments in this standard using one of the following two methods; retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of the initial application. The standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The standard is required to be adopted by Advantest in the first quarter beginning April 1, 2017. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition.

(y) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation.

(2) Trade Receivables

Trade receivables at March 31, 2014 and 2015 were as follows:

	Yen (Millions)
	2014	2015
Notes	¥1,448	1,078
Accounts	19,084	23,975

	20,532	25,053
Less allowance for doubtful accounts	128	93

	¥20,404	24,960

(3) Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended March 31, 2013, 2014 and 2015 were as follows:

	Yen (Millions)
	2013	2014	2015
Balance at beginning of year	¥75	54	128
Provision for (reversal of) allowance	(13)	74	(35)
Amounts written off	(8)	0	—

Balance at end of year	¥54	128	93

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4) Inventories

Inventories at March 31, 2014 and 2015 were composed of the following:

	Yen (Millions)
	2014	2015
Finished goods	¥6,509	12,287
Work in process	11,467	12,999
Raw materials and supplies	12,224	11,924

	¥30,200	37,210

(5) Property, Plant and Equipment

Property, plant and equipment at March 31, 2014 and 2015 were composed of the following:

	Yen (Millions)
	2014	2015
Land	¥14,822	14,788
Buildings	31,304	32,392
Machinery and equipment	22,088	21,663
Tools, furniture and fixtures	15,444	15,065
Construction in progress	1,099	139

	84,757	84,047
Less accumulated depreciation	44,832	45,567

	¥39,925	38,480

Depreciation expense was ¥5,778 million, ¥6,106 million and ¥4,210 million for the years ended March 31, 2013, 2014 and 2015, respectively.

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

During the year ended March 31, 2015, Advantest determined that the carrying amount of certain long-lived assets is not recoverable, and recognized an impairment loss of ¥211 million. The impairment loss was included in impairment charge in the accompanying consolidated statements of operations.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Goodwill and Intangible Assets

The components of intangible assets excluding goodwill at March 31, 2014 and 2015 were as follows:

	Yen (Millions)
	2014		2015
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets subject to amortization:
Software	¥1,623	852	¥2,185	1,128
Customer relationships	1,184	482	1,382	768
Developed technologies	—	—	901	225
Other	640	336	981	368

	3,447	1,670	5,449	2,489

Intangible assets not subject to amortization:
In-process technologies	1,544	—	901	—
Other	224	—	224	—

	1,768	—	1,125	—

Intangible assets:
Balance at end of year	¥5,215	1,670	¥6,574	2,489

Aggregate amortization expense for the years ended March 31, 2013, 2014 and 2015 was ¥2,285 million, ¥2,162 million and ¥849 million, respectively. Estimated amortization expense for the next five years ending March 31 is ¥921 million in 2016, ¥867 million in 2017, ¥779 million in 2018, ¥315 million in 2019, and ¥220 million in 2020, respectively.

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

Changes in the carrying amount of goodwill for the years ended March 31, 2014 and 2015 were as follows:

	Yen (Millions)
	2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Total
Balance at beginning of year	¥24,980	—	16,690	41,670
Acquisition of subsidiary	—	—	1,252	1,252
Translation adjustments	2,295	—	1,629	3,924

Balance at end of year	27,275	—	19,571	46,846

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (Millions)
	2015
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Total
Balance at beginning of year	¥27,275	—	19,571	46,846
Translation adjustments	4,464	—	3,280	7,744

Balance at end of year	31,739	—	22,851	54,590

Advantest performed its annual impairment test for goodwill at the reporting unit level and identified no impairments at March 31, 2013, 2014 and 2015.

(7) Investment Securities

Marketable equity securities are classified as available-for-sale securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2014 and 2015 were as follows:

	Yen (Millions)
	2014
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥2,055	1,244	27	3,272

	Yen (Millions)
	2015
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥987	786	—	1,773

Equity securities consist primarily of stocks issued by Japanese listed companies.

Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sales securities for the year ended March 31, 2013 were ¥425 million and ¥388 million. No losses were realized on the sale of available-for-sale securities for the year ended March 31, 2013. Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sale securities for the year ended March 31, 2014 were ¥2,482 million and ¥1,396 million. No losses were realized on the sale of available-for-sale securities for the year ended March 31, 2014. Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sale securities for the year ended March 31, 2015 were ¥1,781 million and ¥750 million. No losses were realized on the sale of available-for-sale securities for the year ended March 31, 2015.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the years ended March 31, 2013, Advantest recognized impairment losses of ¥388 million, on available-for-sale securities, which were considered other-than-temporarily impaired and wrote them down to the fair value. There were no impairment losses on available-for-sale securities, which were not considered other-than-temporarily impaired for the years ended March 31, 2014 and 2015, respectively.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2014 and 2015, were as follows:

	Yen (Millions)
	2014
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥289	27	—	—

Yen (Millions)
2015
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥—	—	—	—

Advantest maintains non-marketable equity securities, which are recorded at cost. The carrying amounts of non-marketable equity securities were ¥469 million and ¥476 million at March 31, 2014 and 2015, respectively. Advantest had not estimated the fair value of other non-marketable equity securities aggregating ¥469 million and ¥476 million at March 31, 2014 and 2015, respectively, since it was not practicable to estimate the fair value of the investments due to the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that had impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, was other than temporary. For the year ended March 31, 2013, non-marketable equity securities with a purchase cost of ¥20 million was written down to their estimated fair values of ¥8 million, resulting in other-than-temporary impairment charges of ¥12 million, which were included in impairment losses on investment securities in the accompanying consolidated statements of operations. No impairment indicators were recognized and, accordingly, no impairment losses were recorded on non-marketable equity securities for the years ended March 31, 2014 and 2015, respectively.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Advantest recognizes derivative instruments as either assets or liabilities on the consolidated balance sheet at fair value. Changes in fair value of the derivatives are recorded as other income (expense).

Derivatives not designated as hedging instruments

Derivatives not designated as hedging instruments consist primarily of foreign exchange forward contracts to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro during the years ended March 31, 2014 and 2015. However, there were no outstanding foreign exchange contracts and balances on the consolidated balance sheet at March 31, 2014 and 2015.

Effect of derivative instruments on the consolidated statements of operations

Derivatives not designated as hedging instruments

The effects of derivatives not designated as hedging instruments on the consolidated statements of operations for the years ended March 31, 2013, 2014 and 2015 were as follows:

	Location of gain (loss) recognized in income on derivatives	Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
		2013	2014	2015
Foreign exchange contracts	Other income (expense)	¥(96)	96	19

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(9) Fair Value Measurement

Disclosure about the fair value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2014 and 2015. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	2014		2015
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥3,272	3,272	¥1,773	1,773

Financial liabilities:
Corporate bonds (Including current portion)	25,000	24,975	25,000	25,024
Convertible bonds	30,149	31,518	30,119	33,555

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

Corporate bonds (including current portion) and convertible bonds: The fair values of corporate bonds (including current portion) and convertible bonds are estimated using quoted market prices, and are classified as Level 2.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Assets / Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2014 and 2015, carrying amounts of assets and liabilities that were measured at fair value on a recurring basis by level were as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2014
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale equity securities	¥3,272	3,272	—	—

Total assets measured at fair value	3,272	3,272	—	—

		Yen (Millions)
		Fair Value Measurements at March 31, 2015
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale equity securities	¥1,773	1,773	—	—

Total assets measured at fair value	1,773	1,773	—	—

Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities.

Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis

As of March 31, 2014 and 2015, carrying amounts of assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the years ended March 31, 2014 and 2015, were as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2014			Total gains (losses) for the year ended March 31, 2014
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Property, plant and equipment	¥—	—	—	—	(1,596)
Intangible assets	—	—	—	—	(11,899)

Total assets measured at fair value	—	—	—	—

					(13,495)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

		Yen (Millions)
		Fair Value Measurements at March 31, 2015			Total gains (losses) for the year ended March 31, 2015
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Assets held for sale	¥122	—	—	122	(211)

Total assets measured at fair value	122	—	—	122

					(211)

The fair value of the assets held for sale was determined based on a third-party appraisal using similar assets and sales. The property, plant and equipment and the intangible assets are valued using the income approaches based on present value of expected future cash flows. The fair value is classified as Level 3 because significant unobservable inputs were involved in the fair value measurements.

(10) Leases—Lessor

Advantest provides leases that enable its customers to use its semiconductor test systems. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation under operating leases as of March 31, 2014 and 2015 were as follows:

	Yen (Millions)
	2014	2015
Machinery and equipment	¥8,354	6,789
Less accumulated depreciation	6,661	5,796

	¥1,693	993

Depreciation of machinery and equipment held under operating leases is included with depreciation expense. These assets are included in property, plant and equipment.

Future minimum lease income under noncancelable operating leases as of March 31, 2015 is as follows:

Year ending March 31	Yen (Millions)
2016	¥425
2017	65
2018	0
2019	—
2020	—
Thereafter	—

Total minimum lease income	¥490

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Leases—Lessee

Advantest has several noncancelable operating leases, primarily for office space and office equipment. Rent expense, including rental payments for cancelable leases, for the years ended March 31, 2013, 2014 and 2015 was ¥1,800 million, ¥2,039 million and ¥2,108 million, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2015 are as follows:

Year ending March 31	Yen (Millions)
2016	¥1,147
2017	945
2018	856
2019	719
2020	635
Thereafter	1,552

5,854
Less sublease income to be received in the future under noncancelable subleases	382

Net minimum lease payments	¥5,472

(12) Corporate Bonds and Convertible Bonds

The carrying values of corporate bonds and convertible bonds at March 31, 2014 and 2015 were as follows:

	Yen (Millions)
	2014	2015
Unsecured 0.416% bonds, due May 25, 2015	¥10,000	10,000
Unsecured 0.606% bonds, due May 25, 2017	¥15,000	15,000

Corporate bonds	¥25,000	25,000

Unsecured zero coupon convertible bonds, due March 14, 2019	¥30,000	30,000
Add unamortized premium	¥149	119

Convertible bonds	¥30,149	30,119

The unsecured bonds, due May 25, 2015 has been repaid in full as scheduled.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

together with a redemption premium which begins at 3.0% of the principal amount and ends at zero, amortized on a straight-line basis over the term of the Zero Coupon Convertible Bonds. In addition, the Company has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100.0% of the principal amount, if less than 10.0% of the original issuance is outstanding.

The combined aggregate amounts of maturities for corporate bonds and convertible bonds as of March 31, 2015, by year payable, were as follows:

Year ending March 31	Yen (Millions)
2016	10,000
2017	—
2018	15,000
2019	30,000
Thereafter	—

Total	¥55,000

(13) Income Taxes

The components of income (loss) before income taxes and equity in earnings (loss) of affiliated company and provision (benefit) for income taxes as shown in the consolidated statements of operations were as follows:

	Yen (Millions)
	2013	2014	2015
Income (loss) before income taxes and equity in earnings (loss) of affiliated company:
The Company and domestic subsidiaries	¥(16,721)	(29,581)	(4,516)
Foreign subsidiaries	15,428	(5,920)	23,375

	¥(1,293)	(35,501)	18,859

	Yen (Millions)
	2013	2014	2015
Provision (benefit) for income taxes:
Current:
The Company and domestic subsidiaries	¥411	248	343
Foreign subsidiaries	1,243	2,027	2,521
Deferred:
The Company and domestic subsidiaries	(272)	545	(60)
Foreign subsidiaries	1,111	(2,759)	3,107

	¥2,493	61	5,911

The Company and its domestic subsidiaries are subject to a number of income taxes, which in the aggregate resulted in statutory income tax rates of 37.8%, 37.7% and 35.4% for the years ended March 31, 2013, 2014 and 2015, respectively.

Following the promulgation on March 31, 2015 of “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 9 of 2015), the effective statutory tax rate used to measure deferred tax assets and liabilities was

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

changed from 35.4% to 32.8% for temporary differences expected to be realized or settled in the fiscal year beginning on April 1, 2015 and to 32.0% for temporary differences expected to be realized or settled in the fiscal year beginning on and after April 1, 2016.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes was as follows:

	2013	2014	2015
Statutory rates for expense (benefit)	(37.8)%	(37.7)%	35.4%
Effects on income taxes resulting from:
Earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan	(319.8)	8.6	(19.4)
Tax credits	(176.5)	15.8	9.4
Expenses not deductible for tax purposes	11.3	0.5	4.3
Expiration of stock options	16.6	0.1	0.1
Undistributed earnings of foreign subsidiaries	(6.0)	0.2	(0.4)
Change in valuation allowance	704.3	10.5	(29.0)
Effect of enacted changes in tax laws and rates on Japanese tax	—	3.7	28.9
Other, net	0.7	(1.5)	2.0

	192.8%	0.2%	31.3%

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2014 and 2015 were presented below.

	Yen (Millions)
	2014	2015
Deferred tax assets:
Inventories	¥3,708	3,090
Accrued warranty expenses	474	497
Accrued pension and severance costs	9,455	10,817
Accrued expenses	1,001	1,823
Research and development expenses capitalized for tax purposes	2,381	2,554
Operating loss carryforwards	49,097	40,378
Property, plant and equipment	3,614	2,906
Tax credits	2,368	522
Other	1,924	2,531

Total gross deferred tax assets	74,022	65,118
Less valuation allowance	(62,834)	(55,522)

Net deferred tax assets	11,188	9,596

Deferred tax liabilities:
Intangible assets	(567)	(420)
Net unrealized gains on marketable securities	(316)	(143)
Undistributed earnings of foreign subsidiaries	(769)	(686)
Other	(157)	(157)

Total gross deferred tax liabilities	(1,809)	(1,406)

Net deferred tax assets (liabilities)	¥9,379	8,190

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Management of Advantest intends to reinvest undistributed earnings of the Company’s certain foreign subsidiaries for an indefinite period of time. As a result, no deferred tax liabilities has been recognized on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future, aggregating ¥13,049 million and ¥14,506 million at March 31, 2014 and 2015, respectively. Deferred tax liabilities will be recognized when Advantest expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The related deferred tax liability would have been ¥1,922 million and ¥2,069 million at March 31, 2014 and 2015, respectively.

Included in other current assets and other assets were deferred tax assets of ¥10,247 million and ¥8,641 million at March 31, 2014 and 2015, respectively.

Included in other current liabilities and other liabilities were deferred tax liabilities of ¥868 million and ¥451 million at March 31, 2014 and 2015, respectively.

At March 31, 2015, Advantest had total net operating loss carry forwards for income tax purposes of ¥125,470 million which are available to reduce future taxable income. Net operating loss carry forwards of ¥122,193 million attributable to the Company and domestic subsidiaries in Japan will expire during the years ending March 31, 2017 through 2023. The remaining other net operating loss carry forwards of ¥3,277 million will expire predominately during the years ending March 31, 2033. Net operating loss carryforwards utilized during the years ended March 31, 2013, 2014 and 2015 were ¥14,728 million, ¥2,712 million and ¥23,579 million, respectively.

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

The changes in valuation allowance for the years ended March 31 were as follows:

	Yen (Millions)
	2013	2014	2015
Balance at beginning of year	¥50,188	59,072	62,834
Additions	8,884	3,762	—
Reductions	—	—	7,312

Balance at end of year	¥59,072	62,834	55,522

For the year ended March 31, 2013 and 2014, valuation allowance increased primarily due to an increase in net operating loss carryforwards.

For the year ended March 31, 2015, valuation allowance decreased primarily due to a change of the effective statutory tax rate used to measure deferred tax assets in Japan.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The management believes the amount of the deferred tax assets, net of valuation allowance were considered realizable.

However, the amount of the deferred tax assets considered realizable could be changed in the future if estimates of future taxable income are revised. This could result in the significant impact on the Company’s consolidated financial position and results of operations.

Unrecognized tax benefits for the years ended March 31, 2013, 2014 and 2015 were as follows:

	Yen (Millions)
	2013	2014	2015
Balance at beginning of year	¥1,484	1,418	1,352
Increase for tax positions of previous years	84	84	(9)
Increase for tax positions of current year	0	0	28
Settlements	(58)	0	0
Lapse of the applicable statute of limitations	(248)	(274)	(246)
Translation adjustments	156	124	160

Balance at end of year	1,418	1,352	1,285

Although Advantest believes its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audits, settlements and any related litigation could affect the effective tax rate in the future periods. The total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥1,285 million at March 31, 2015. As of March 31, 2015, Advantest does not expect changes in its tax positions that would significantly increase or decrease unrecognized tax benefits within next 12 months. Both interest and penalties accrued are included in other liabilities in the accompanying consolidated balance sheets, and both interest and penalties are included in the income tax provision in the accompanying consolidated statements of operations are immaterial.

Advantest files income tax returns in Japan and various foreign tax jurisdictions. As of March 31, 2015, Advantest open tax years are from 2007 in Japan, 2014 in Taiwan, and 2008 in the United States.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss), net of tax, for the years ended March 31, 2013, 2014 and 2015 were as follows:

	Yen (Millions)
	Foreign currency translation adjustments	Net unrealized gains (losses) on investment securities	Pension related adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2012	¥(13,316)	1,375	(10,633)	(22,574)

Change during the year	17,250	165	(2,251)	15,164
Reclassification adjustments	—	9	472	481

	17,250	174	(1,779)	15,645

Balance at March 31, 2013	¥3,934	1,549	(12,412)	(6,929)

Change during the year	12,555	260	(603)	12,212
Reclassification adjustments	—	(902)	945	43

	12,555	(642)	342	12,255

Balance at March 31, 2014	¥16,489	907	(12,070)	5,326

Change during the year	17,474	229	(5,095)	12,608
Reclassification adjustments	—	(495)	948	453

	17,474	(266)	(4,147)	13,061

Balance at March 31, 2015	¥33,963	641	(16,217)	18,387

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2013, 2014 and 2015 were as follows:

	Yen (Millions)
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Year ended March 31, 2013:
Foreign currency translation adjustments	¥17,250	—	17,250
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	321	(156)	165
Less reclassification adjustments for net gains (losses) realized in earnings	(1)	10	9

Net unrealized gains (losses)	320	(146)	174
Pension related adjustment	(1,908)	129	(1,779)

Other comprehensive income (loss)	¥15,662	(17)	15,645

Year ended March 31, 2014:
Foreign currency translation adjustments	¥12,555	—	12,555
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	361	(101)	260
Less reclassification adjustments for net gains (losses) realized in earnings	(1,396)	494	(902)

Net unrealized gains (losses)	(1,035)	393	(642)
Pension related adjustment	165	177	342

Other comprehensive income (loss)	¥11,685	570	12,255

Year ended March 31, 2015:
Foreign currency translation adjustments	¥17,474	—	17,474
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) arising during the year	282	(53)	229
Less reclassification adjustments for net gains (losses) realized in earnings	(750)	255	(495)

Net unrealized gains (losses)	(468)	202	(266)
Pension related adjustment	(5,995)	1,848	(4,147)

Other comprehensive income (loss)	¥11,011	2,050	13,061

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reclassifications out of accumulated other comprehensive income (loss) for the year ended March 31, 2014 and 2015 were as follow:

	Yen (Millions)
	Amount reclassified from accumulated other comprehensive income (loss)*(1)
	Year ended March 31, 2014	Year ended March 31, 2015	Affected line items in consolidated statements of operations
Unrealized gains and losses on investment securities	¥(1,396)	(750)	Other income (expense): Other, net
	494	255	Income taxes

	(902)	(495)	Net income (loss)

Pension liability adjustments
Amortization of actuarial loss	1,264	1,276	(2)
Amortization of prior service cost	(168)	(168)	(2)
	(151)	(160)	Income taxes

	945	948	Net income

Total amount reclassified, net of tax	¥43	453

(1)	Amounts in parentheses indicate a gain in the consolidated statements of operations.
(2)	The accumulated other comprehensive income components are included in the computation of net periodic pension cost (see note 16 for additional details).

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

In connection with the acquisition of Verigy, the Company assumed the stock options previously granted to Verigy directors and employees. Therefore, replacement options were granted for all 89 types of stock options arrangements previously granted to the directors and employees of Verigy and its subsidiaries under a stock option plan approved by the Board of Directors of Advantest. The terms and conditions of the granted options are substantially the same as those for the Verigy stock options. The number of granted shares totaled 2,387,046. Options were granted with exercise prices from ¥942 to ¥4,177 per share. All options are exercisable from July 20, 2011. The options have expiration dates from July 29, 2011 to January 31, 2018.

The exercise price of the stock options is subject to adjustment, if there is a stock split or consolidation of shares, or if new shares are issued or treasury stocks are sold at a price that is less than the market price.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Stock option activity during the years ended March 31, 2013, 2014 and 2015 was as follows:

	2013		2014		2015
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	4,888,206	¥1,616	5,704,699	¥1,418	7,094,339	¥1,523
Granted	2,521,000	1,207	2,763,000	1,669	—	—
Exercised	(522,297)	880	(406,318)	1,237	(377,903)	1,202
Expired	(592,354)	2,590	(669,605)	2,056	(620,460)	1,619
Forfeited	(589,856)	1,461	(297,437)	2,090	(319,907)	2,033

Outstanding at end of year	5,704,699	1,418	7,094,339	1,523	5,776,069	1,536

Exercisable at end of year	3,222,699	¥1,580	4,442,339	¥1,437	5,776,069	¥1,536

Stock based compensation expense recognized was ¥861 million and ¥1,283 million, which was included in selling, general and administrative expenses for the years ended March 31, 2013 and 2014, respectively. The recognized tax benefits were ¥235 million and ¥324 million for the years ended March 31, 2013 and 2014, respectively. No stock based compensation expense was recognized for the year ended March 31, 2015. As of March 31, 2013, 2014 and 2015, a valuation allowance was recorded against substantially all related deferred tax assets.

The weighted average fair value per share for stock options that were granted during the years ended March 31, 2013 and 2014 were ¥347 and ¥460, respectively. These figures were calculated based on the Black Scholes option pricing model by using the following weighted average estimates:

	2013	2014	2015
Expected dividend yield	1.1%	1.1%	— %
Risk free interest rate	0.1%	0.2%	— %
Volatility	50.7%	44.7%	— %
Expected life	3.9 years	2.8 years	— years

Cash proceeds from options exercised for the years ended March 31, 2013, 2014 and 2015 was ¥472 million, ¥494 million, and ¥453 million, respectively. The total fair value of shares vested during the years ended March 31, 2013, 2014 and 2015 was ¥583 million, ¥861 million and ¥1,283 million, respectively. The total intrinsic values of options exercised for the years ended March 31, 2013, 2014 and 2015 was ¥ 131 million, ¥151 million and ¥124 million, respectively.

At March 31, 2015, all of the outstanding stock options were as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Number of options	Weighted average exercise price	Weighted average remaining contractual life
¥1,048 - ¥1,668	3,008,990	1,345	1.6 years	3,008,990	1,345	1.6 years
¥1,669 - ¥3,836	2,767,079	1,744	2.7 years	2,767,079	1,744	2.7 years

	5,776,069	1,536	2.1 years	5,776,069	1,536	2.1 years

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The aggregate intrinsic value for the options outstanding and exercisable at March 31, 2015 was ¥536 million.

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

Information about the retirement and severance plans of Advantest for the years ended March 31 was as follows:

	Yen (Millions)
	2013		2014		2015
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Components of net periodic benefit cost:
Service cost	¥1,487	345	1,735	377	1,776	462
Interest cost	689	348	565	448	604	527
Expected return on plan assets	(299)	(267)	(464)	(331)	(670)	(400)
Amortization of unrecognized:
Net actuarial (gain) or loss	790	241	919	345	898	378
Prior service (benefit) cost	(168)	—	(168)	—	(168)	—

Net periodic benefit cost	¥2,499	667	2,587	839	2,440	967

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the plans’ benefit obligation, fair value of plan assets, funded status at March 31, 2014 and 2015.

	Yen (Millions)
	2014		2015
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Change in benefit obligation:
Balance at beginning of year	¥43,589	11,932	46,632	15,619
Service cost	1,735	377	1,776	462
Interest cost	565	448	604	527
Actuarial (gain) or loss	1,451	724	3,098	7,429
Plan participants’ contributions	—	126	—	140
Benefits paid	(708)	(90)	(820)	(87)
Translation adjustments	—	2,102	—	(1,690)

Balance at end of year	46,632	15,619	51,290	22,400

Change in plan assets:
Balance at beginning of year	23,207	5,436	26,785	6,737
Employer contributions	1,868	40	1,448	167
Plan participants’ contributions	—	126	—	140
Actual return or (loss) on plan assets	2,244	271	3,669	643
Benefits paid	(534)	(90)	(614)	(87)
Translation adjustments	—	954	—	(593)

Balance at end of year	26,785	6,737	31,288	7,007

Funded status	¥(19,847)	(8,882)	(20,002)	(15,393)

Amounts recognized in the consolidated balance sheets at March 31, 2014 and 2015 were as follows:

	Yen (Millions)
	2014		2015
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Accrued expenses	¥(157)	(57)	(275)	(86)
Accrued pension and severance costs	(19,690)	(8,825)	(19,727)	(15,307)

	(19,847)	(8,882)	(20,002)	(15,393)

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Pension related adjustments (before tax) recognized in accumulated other comprehensive income (loss) at March 31, 2014 and 2015 were as follows:

	Yen (Millions)
	2014		2015
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Actuarial loss	¥(10,270)	(4,436)	(9,470)	(11,062)
Prior service benefit	1,005	—	837	—

	(9,265)	(4,436)	(8,633)	(11,062)

Changes in pension related adjustments (before tax) recognized in other comprehensive income (loss) for the year ended March 31, 2014 and 2015 were summarized as follows:

	Yen (Millions)
	2014		2015
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Current year actuarial gain (loss)	¥328	(797)	(99)	(7,172)
Amortization of actuarial gain	919	345	898	378
Amortization of prior service benefit and other	(168)	—	(168)	—
Translation adjustments	—	(462)	—	168

	1,079	(914)	631	(6,626)

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follow:

	Yen (Millions)
	Japanese Plans	Non-Japanese plans
Actuarial loss	¥904	1,034
Prior service benefit	(168)	—

	736	1,034

Pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2014 and 2015 were summarized as follows:

	Yen (Millions)
	2014		2015
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Projected benefit obligation	¥46,632	15,619	51,290	22,400
Accumulated benefit obligation	45,693	13,454	50,292	18,878
Fair value of plan assets	26,785	6,737	31,288	7,007

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Other information about the retirement and severance plans of Advantest was as follows:

Measurement date:

The measurement date for the pension plans is March 31.

Assumptions:

Weighted-average assumptions used to determine benefit obligations as of March 31:

	2014		2015
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Discount rate	1.3%	3.4%	1.0%	1.6%
Rate of compensation increase	2.6%	2.8%	2.7%	2.5%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	2013		2014		2015
	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans	Japanese plans	Non-Japanese plans
Discount rate	1.8%	3.7%	1.3%	3.5%	1.3%	3.4%
Expected long-term rate of return on plan assets	1.5%	5.7%	2.0%	5.9%	2.5%	6.0%
Rate of compensation increase	3.0%	2.8%	3.0%	2.6%	2.6%	2.8%

Advantest determines the expected long-term rate of return based on the asset portfolio, historical returns and estimated future returns. The calculation of the expected return on plan assets uses the fair value of plan assets as of the beginning of the fiscal year.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Japanese benefit plans’ weighted-average asset allocation at March 31, 2014 and 2015 by asset category were as follows:

	2014	2015	Target
Equity securities	37.9%	41.2%	33.0%
Debt securities	26.2	25.6	22.0
Cash	5.2	2.2	2.0
Life insurance company general accounts	10.8	9.4	13.0
Other	19.9	21.6	30.0

	100.0%	100.0%	100.0%

Non-Japanese benefit plans’ weighted-average asset allocation at March 31, 2014 and 2015 by asset category were as follows:

	2014	2015	Target
Equity securities	43.1%	39.6%	40.0%
Debt securities	25.0	23.1	23.0
Cash	28.9	35.6	35.0
Other	3.0	1.7	2.0

	100.0%	100.0%	100.0%

The three levels of inputs that may be used to measure fair value of plan assets are as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets.

Level 2:	Observable inputs other than quoted prices included within Level 1 for the assets, either directly or indirectly.

Level 3:	Unobservable inputs for the assets.

Japanese benefit plans’ asset allocation at March 31, 2014 and 2015 by asset level were as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2014
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	1,400	1,400	—	—
Equity securities:
Japanese companies	937	937	—	—
Pooled funds (a)	9,211	—	9,211	—
Debt securities:
Pooled funds (b)	7,025	—	7,025	—
Hedge funds (c)	5,316	—	3,139	2,177
Life insurance company general accounts	2,896	—	2,896	—

Total	26,785	2,337	22,271	2,177

(a)	These funds invested in listed equity securities consisting of approximately 55% Japanese listed companies and 45% foreign listed companies.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b)	These funds invested in approximately 80% Japanese government bonds, 15% Japanese corporate bonds, and 5% Japanese municipal bonds.
(c)	These hedge funds invested in stock price index futures / options, bond futures / options, bonds and private equity funds and others.

		Yen (Millions)
		Fair Value Measurements at March 31, 2015
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	690	690	—	—
Equity securities:
Japanese companies	1,208	1,208	—	—
Pooled funds (d)	11,695	—	11,695	—
Debt securities:
Pooled funds (e)	7,998	—	7,998	—
Hedge funds (f)	6,741	—	4,415	2,326
Life insurance company general accounts	2,956	—	2,956	—

Total	31,288	1,898	27,064	2,326

(d)	These funds invested in listed equity securities consisting of approximately 50% Japanese listed companies and 50% foreign listed companies.
(e)	These funds invested in approximately 60% Japanese government bonds, 25% foreign government bonds, 10% Japanese corporate bonds, and 5% Japanese municipal bonds.
(f)	These hedge funds invested in stock price index futures / options, bond futures / options, bonds and private equity funds and others.

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

Level 3 assets are comprised of hedge funds, which are valued at their net asset values that are calculated by the sponsors of the funds.

Changes in the Level 3 plan assets for the years ended March 31, 2014 and 2015 were as follows:

	Yen (Millions)
	2014	2015
	Hedge funds	Hedge funds
Balance at beginning of year	¥1,013	2,177
Net realized / unrealized gain (loss)	186	149
Purchases, issuances and settlements	978	—
Transfer in and / or out of Level 3	—	—

Balance at end of year	¥2,177	2,326

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Non-Japanese benefit plan asset allocation at March 31, 2014 and 2015 by asset level were as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2014
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents (a)	1,949	1,949	—	—
Equity securities:
Pooled funds (b)	2,901	—	2,901	—
Debt securities:
Pooled funds (c)	1,687	—	1,687	—
Commodities	200	—	200	—

Total	6,737	1,949	4,788	—

(a)	Cash equivalents were primarily in short-term investment funds, which consisted of short-term money market instruments that were valued using quoted prices for similar assets and liabilities in active markets.
(b)	These funds invested in listed equity securities consisting of foreign equities.
(c)	These funds invested in international bonds.

		Yen (Millions)
		Fair Value Measurements at March 31, 2015
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents (d)	2,493	2,493	—	—
Equity securities:
Pooled funds (e)	2,775	—	2,775	—
Debt securities:
Pooled funds (f)	1,619	—	1,619	—
Commodities	120	—	120	—

Total	7,007	2,493	4,514	—

(d)	Cash equivalents were primarily in short-term investment funds, which consisted of short-term money market instruments that were valued using quoted prices for similar assets and liabilities in active markets.
(e)	These funds invested in listed equity securities consisting of foreign equities.
(f)	These funds invested in international bonds.

Cash flows:

Advantest expects to contribute ¥941 million and ¥116 million to its Japanese defined benefit plans and Non-Japanese benefit plans during the year ending March 31, 2016.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are estimated as follows:

Year ending March 31	Yen (Millions)
	Japanese plans	Non-Japanese plans
2016	¥990	248
2017	1,024	232
2018	1,270	174
2019	1,413	191
2020	1,700	453
2021 through 2025	9,565	2,653

(17) Stockholders’ Equity

Changes in the number of shares issued and treasury stock during the years ended March 31, 2013, 2014 and 2015 were as follows:

	Total shares of common stock	Shares of treasury stock
Number of shares as of April 1, 2012	199,566,770	26,295,390

Purchase of shares	—	671
Exercise of stock options	—	(522,297)
Sale of shares	—	(76)

Number of shares as of March 31, 2013	199,566,770	25,773,688

Purchase of shares	—	1,458
Exercise of stock options	—	(406,318)
Sale of shares	—	—

Number of shares as of March 31, 2014	199,566,770	25,368,828

Purchase of shares	—	29,449
Exercise of stock options	—	(377,903)
Sale of shares	—	(80)

Number of shares as of March 31, 2015	199,566,770	25,020,294

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

Cash dividends for the years ended March 31, 2013, 2014 and 2015 represent dividends paid out during those years. The accompanying consolidated financial statements do not include any provision for a dividend of ¥10 per share, aggregating ¥1,745 million for the second-half of the year ended March 31, 2015, subsequently proposed by the Board of Directors.

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amount available for future payment of dividends was determined under the Companies Act of Japan and amounted to ¥40,783 million at March 31, 2015.

(18) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period. Changes in accrued warranty expenses for the years ended March 31, 2013, 2014 and 2015 were summarized as follows:

	Yen (Millions)
	2013	2014	2015
Balance at beginning of year	¥2,129	1,889	1,589
Addition	3,172	2,319	2,592
Reduction	(3,474)	(2,667)	(2,735)
Translation adjustments	62	48	79

Balance at end of year	¥1,889	1,589	1,525

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

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines provided in the semiconductor and component test system segment include test systems for SoC semiconductors for non memory semiconductor devices and test systems for memory semiconductors for memory semiconductor devices.

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

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reportable operating segment information during the years ended March 31, 2013, 2014 and 2015 was as follows:

	Yen (Millions)
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
As of and for the year ended March 31, 2013:
Net sales to unaffiliated customers	¥99,719	13,107	20,077	—	132,903
Inter-segment sales	1,400	546	—	(1,946)	—

Net sales	101,119	13,653	20,077	(1,946)	132,903
Depreciation and amortization	3,423	486	3,690	464	8,063
Operating income (loss) before stock option compensation expenses	10,956	(4,614)	775	(6,176)	941
Adjustment:
Stock based compensation expense					861

Operating income					80

Expenditures for additions to long- lived assets	3,530	4,565	4,356	141	12,592
Total assets	99,168	18,242	36,065	72,040	225,515
As of and for the year ended March 31, 2014:
Net sales to unaffiliated customers	¥72,760	14,967	24,151	—	111,878
Inter-segment sales	257	17	—	(274)	—

Net sales	73,017	14,984	24,151	(274)	111,878
Impairment charge	12,770	725	—	—	13,495
Depreciation and amortization	3,711	411	3,716	430	8,268
Operating income (loss) before stock option compensation expenses	(26,724)	(5,063)	3,012	(6,311)	(35,086)
Adjustment:
Stock based compensation expense					1,283

Operating income (loss)					(36,369)

Expenditures for additions to long- lived assets	2,099	1,562	1,826	139	5,626
Total assets	80,564	19,423	38,046	91,823	229,856
As of and for the year ended March 31, 2015:
Net sales to unaffiliated customers	¥108,230	28,347	26,752	—	163,329
Inter-segment sales	90	—	—	(90)	—

Net sales	108,320	28,347	26,752	(90)	163,329
Impairment charge	—	—	—	211	211
Depreciation and amortization	1,817	748	2,249	245	5,059
Operating income (loss) before stock option compensation expenses	14,588	3,768	3,348	(7,085)	14,619
Adjustment:
Stock based compensation expense					—

Operating income					14,619

Expenditures for additions to long- lived assets	2,051	716	1,428	51	4,246
Total assets	88,983	25,649	42,003	116,406	273,041

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

One customer and its related entities mainly in the semiconductor and component test system segment and the mechatronics system segment accounted for approximately 14%, 4% and 15% of total consolidated net sales for the years ended March 31, 2013, 2014 and 2015, respectively. Another customer accounted for approximately 6%, 15% and 10% for the years ended March 31, 2013, 2014 and 2015, respectively.

Information as to Advantest’s net sales and property, plant and equipment in various geographical areas was as follows:

Net sales to unaffiliated customers for the years ended March 31, 2013, 2014 and 2015 were as follows:

	Yen (Millions)
	2013	2014	2015
Japan	¥14,045	12,221	13,120
Americas	20,583	10,720	27,695
Europe	9,061	7,276	9,076
Asia	89,214	81,661	113,438

Total	¥132,903	111,878	163,329

Net sales to unaffiliated customers are based on the customer’s location. Net sales indicated as Asia were generated in Taiwan, Korea and China and others in the amount of ¥35,826 million, ¥31,777 million and ¥21,611 million for the year ended March 31, 2013, ¥33,347 million, ¥30,994 million and ¥17,320 million for the year ended March 31, 2014, and ¥55,960 million, ¥28,296 million and ¥29,182 million for the year ended March 31, 2015, respectively. Substantially all net sales indicated as Americas were generated in the United States of America.

Property, plant and equipment as of March 31, 2013, 2014 and 2015 were as follows:

	Yen (Millions)
	2013	2014	2015
Japan	¥27,336	24,799	23,045
Americas	2,693	2,417	2,577
Europe	2,106	2,435	2,211
Asia	9,233	10,274	10,647

Total	¥41,368	39,925	38,480

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

(20) Related Party Transactions

Advantest sells products to and purchases raw materials from Fujitsu Limited, its 11.5% stockholder as of March 31, 2015 and its group companies (collectively, “Fujitsu”). The terms of sales are the same as those with third parties. Advantest purchases raw materials after receiving competitive bids from several suppliers. Advantest also purchases various software products for internal use, information system related services, research and development materials and services from Fujitsu. Advantest had the following transactions with Fujitsu as of and for the years ended March 31:

	Yen (Millions)
	2013	2014	2015
Sales of products	¥1,128	802	1,600
Purchases of raw materials	3,757	2,800	2,726
Receivables	338	114	462
Payables	1,255	1,336	1,222
Purchases of software, hardware and others	66	282	68
Research and development expenses, computer rentals, maintenance and other expenses	1,634	1,551	863

(21) Per Share Data

The following table sets forth the computation of basic and diluted net income (loss) per share as of March 31:

	Yen (Millions) except per share data
	2013	2014	2015
Numerator:
Net income (loss)	¥(3,821)	(35,540)	12,948
Dilutive effect of exercise of convertible bonds	—	—	(16)

Diluted net income (loss)	(3,821)	(35,540)	12,932

Denominator:
Basic weighted average shares of common stock outstanding	173,478,054	174,134,457	174,244,799
Dilutive effect of exercise of stock options	—	—	163,433
Dilutive effect of exercise of convertible bonds	—	—	18,126,888

Diluted weighted average shares of common stock outstanding	173,478,054	174,134,457	192,535,120

Basic net income (loss) per share	¥(22.03)	(204.10)	74.31
Diluted net income (loss) per share	(22.03)	(204.10)	67.16

ADVANTEST CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2013, 2014 and 2015, Advantest had outstanding stock options convertible into 5,704,699, 7,094,339 and 4,025,677 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share.

(22) Concentrations of credit risk

Advantest is exposed to credit risk in the event of default by financial institutions to cash and cash equivalents, but such risk is considered mitigated by the high credit rating of the financial institutions.

At March 31, 2014 and 2015, Advantest had one foreign semiconductor customer with significant receivables. Receivables from these customers accounted for 14% and 13% of consolidated trade receivables at March 31, 2014 and 2015, respectively. Although Advantest does not expect that these customers will fail to meet their obligations, Advantest is potentially exposed to concentrations of credit risk if these customers failed to perform according to the terms of the contracts.

(23) Commitments and Contingent Liabilities

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

Outstanding commitments for the purchase of property, plant and equipment totaled ¥145 million and for the purchase of parts and raw materials totaled ¥3,089 million at March 31, 2015.

As of March 31, 2014, Advantest had a commitment line agreement with a number of banks. The commitment line had ended in March, 2015, and Advantest had no commitment line agreement at March 31, 2015.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation)

1.2	Regulations of the Board of Directors of the Registrant (English translation)

1.3	Regulations of the Audit and Supervisory Committee of the Registrant (English translation)

2.1	Share Handling Regulations of the Registrant (English translation)*

2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts**

2.3	Form of Amendment No. 1 to Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and all holders from time to time of American Depositary Receipts, including the Form of American Depositary Receipt***

2.4	Form of ADR (included in Exhibit 2.3)

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions

12.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer and Director and Managing Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consents of Independent Registered Public Accounting Firm

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document

*	Incorporated by reference to the Company’s report on Form 20-F filed with the SEC on June 27, 2012 (file no. 1-15236).
**	Incorporated by reference to the Company’s registration statement on Form 20-F filed with the SEC on September 4, 2001 (file no. 1-15236).
***	Incorporated by reference to the Post Effective Amendment to the Company’s registration statement on Form F-6 filed with the SEC on September 12, 2006 (file no. 333-13886).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 25, 2015

ADVANTEST CORPORATION

By:	/s/ HIROSHI NAKAMURA
Name:	Hiroshi Nakamura
Title:	Director, Managing Executive Officer